Form 40-F
period 2002-09-30
CGI GROUP INC
filed 2003-02-21
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

|_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                                 or
|X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended September 30, 2002
      Commission file number 1-14858

GROUPE CGI INC./CGI GROUP INC.
 (Exact name of Registrant as Specified in Its Charter)

CGI Group Inc.
(Translation of Registrant’s Name Into English)

Québec, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

7374
(Primary Standard Industrial Classification Code Number)

[Not Applicable]
(I.R.S. Employer Identification Number)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(514) 841-3200
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CGI Information Systems & Management Consultants, Inc.
600 Federal Street
Andover, MA 01810
(978) 946-3000
(Name, Address and Telephone Number of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Class A Subordinate Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this form:

|X| Annual Information Form	|X| Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 339,900,257 Class A Subordinate Shares, 40,799,774 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes____ 82-____ No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes    X No____

Undertaking

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Controls and Procedures

        The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer within the last 90 days. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2002

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2002

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following document is filed as an exhibit to this Annual Report:

23.1	Consent of Samson Bélair / Deloitte & Touche

99.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Comment by auditors for U.S. readers on Canada-U.S. reporting difference.

ANNUAL INFORMATION FORM

CGI GROUP INC.

For the fiscal year ended
September 30, 2002

February 17, 2003

TABLE OF CONTENTS

1. INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1

1.1 THE COMPANY	1
1.2 THE SUBSIDIARIES	3

2. GENERAL DEVELOPMENT OF BUSINESS	3

2.1 MISSION AND PROFILE	3
2.1.1 CGI's Business Approach	3
2.1.2 Strategic Alliances	4
2.1.3 Related-Party Transactions	4
2.1.4 Commercial Alliances	4

3. DESCRIPTION OF BUSINESS	5

3.1 CORPORATE STRUCTURE	5
3.2 STRUCTURE OF OPERATIONS	6
3.3 MAIN SERVICES OFFERED BY CGI	6
3.4 RESEARCH	7
3.5 HUMAN AND MATERIAL RESOURCES	8
3.6 CLIENT BASE	8
3.7 THE NORTH AMERICAN INFORMATION TECHNOLOGY SERVICES INDUSTRY	8
3.7.1 Size, Structure and Recent Developments	8
3.7.2 Industry Trends and Outlook	9
3.8 CGI'S GROWTH AND POSITIONING STRATEGY	9

4. FINANCIAL INFORMATION	11

4.1 TABLE OF COMPARATIVE RESULTS	11
4.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	11
4.2.1 Fiscal 2002	11
4.2.2 Fiscal 2001	30
4.2.3 Fiscal 2000	42
4.2.4 Fiscal 1999	50
4.3 STATISTICS FOR PAST NINE QUARTERS (2001-2003	59
4.4 MANAGEMENT'S DISCUSSION OF QUARTERLY RESULTS	59

5. EVENTS SUBSEQUENT TO FISCAL 2002 AND OUTLOOK	60

5.1 SUBSEQUENT EVENTS	60
5.1.1 Strategic Developments	60
5.2 OUTLOOK FOR FISCAL 2003	61
5.3 FORWARD-LOOKING STATEMENTS	62

6. DIRECTORS AND OFFICERS	63

6.1 DIRECTORS	63
6.2 OFFICERS	67

7. MARKET FOR SECURITIES	68

8. ADDITIONAL INFORMATION	68

i

1.	INCORPORATION AND DESCRIPTION OF CAPITAL STOCK
1.1	The Company

CGI Group Inc. (the “Company” or “CGI”) was incorporated under the provisions of Part IA of the Companies Act (Quebec) on September 29, 1981 to continue the activities of Conseillers en Gestion et Informatique C.G.I. Inc., founded in 1976. In February 1983, September 1986 and September 1998, the Company obtained Certificates of Amendment to change its name.

On December 17, 1986, CGI completed its initial public offering with an issue of 800,000 Class A subordinate shares (“Class A shares”). A Certificate of Amendment was then obtained to reorganize the Company’s share capital, and its by-laws were modified to enable the creation of an unlimited number of First Preferred shares and Second Preferred shares, Class A shares and Class B shares (multiple voting) (“Class B shares”), all without par value. Class A shares carry one vote per share and Class B shares carry 10 votes per share. Class A shares may be converted into Class B shares, under certain conditions, in the event of certain take-over bids in respect of Class B shares.

In the context of acquisitions, the Company amended its articles on November 17, 1995, on June 21, 1996, on April 16, 1997, on October 21, 1997 and on June 18, 1998 in order to create series of First Preferred shares. The issued shares have since then been converted in Class A shares.

The Company also amended its articles on January 30, 1996, in order to grant the holders of First Preferred shares the right to be invited to any meeting of shareholders of the Company, to attend such meeting and to vote thereat.

On August 12, 1997, the Company proceeded with the subdivision, on a two for one basis, of all of the outstanding shares of its share capital. In connection therewith, the Company amended its articles in order to change the purchase for cancellation price of the First Preferred shares, Series 1 and Series 2 especially to reflect the subdivision.

On December 15, 1997 and on May 21, 1998 respectively, the Company proceeded with a subdivision, on a two for one basis, of all of the outstanding shares of its share capital.

On June 29, 1998, in the context of the agreements with BCE Inc. (“BCE”) and Bell Canada described below, the Company amended its articles by: (i) automatically converting the First Preferred shares, Series 1 into Class A shares on a one for one basis and deleting the First Preferred shares, Series 1 from the Company’s authorized capital, (ii) modifying the definition of “Majority Holder” in Section 3.4 of Annex I to the Articles of Amendment of the Company attached to the Certificate of Amendment dated November 25, 1986, and (iii) deleting from the Company’s authorized capital the First Preferred shares, Series 2, the First Preferred shares, Series 3, the First Preferred shares, Series 4 and the First Preferred shares, Series 5.

On June 30, 1998, again in the context of the agreements with BCE and Bell Canada described below, the Company amended its articles by providing for (i) the automatic conversion of the Class B shares into Class A shares on a one for one basis, (ii) the deletion of the Class B shares from the Company’s authorized capital and (iii) the redesignation of the

Class A shares as “Common Shares”, in each case as of January 5, 2004, subject to certain terms and conditions of the Options Agreement (as defined below), and only if BCE and Bell Canada and any of their wholly-owned subsidiaries hold in the aggregate 30% of the issued and outstanding equity shares of CGI.

On November 18, 1998, Messrs. Serge Godin, André Imbeau and Jean Brassard, 9058-0705 Quebec Inc., 9061-9354 Quebec Inc. and 9065-4476 Quebec Inc. (collectively the “Majority Shareholders”) executed a Second Amended and Restated Options Agreement and Shareholders’ Agreement (the “Options Agreement”) with, inter alia, BCE and Bell Canada (which Options Agreement replaced and superseded the options agreement executed on July 1, 1998) pursuant to which, inter alia, the Majority Shareholders were granted the right to sell to BCE, in the aggregate, up to 20% of their Class B shares held on July 1, 1998, at any time prior to January 5, 2002, up to 50% of the Class B shares held on July 1, 1998, at any time from January 5, 2002, and prior to January 5, 2003, and up to all Class B shares held on July 1, 1998, at any time from January 5, 2003, and prior to January 5, 2004, the whole subject to certain terms and conditions as set forth in such agreement. For a period of two years after January 5, 2004, BCE will have a right to purchase all Class A shares and Class B shares then held by the Majority Shareholders, subject to certain terms and conditions as set forth in such agreement.

On September 3, 1998, each of Serge Godin, André Imbeau and Jean Brassard partly exercised their put options pursuant to the Options Agreement, Mr. Serge Godin selling to BCE 700,000 Class B shares and Messrs. André Imbeau and Jean Brassard selling to BCE 400,000 Class B shares, respectively.

On March 1, 1999, each of the Majority Shareholders partly exercised their put options pursuant to the Options Agreement, 9058-0705 Quebec Inc. selling to BCE 1,577,365 Class B shares, and each of 9061-9354 Quebec Inc. and 9065-4476 Quebec Inc. respectively selling to BCE 200,000 Class B shares.

On January 7, 2000, the Company proceeded with a subdivision, on a two for one basis, of all of the outstanding shares of its share capital.

On December 20, 2001, CGI completed its public offering of Class A shares, through which CGI issued 11,110,000 Class A shares at a price of $11.25 per share, for gross proceeds of $124,987,500, to a syndicate of investment dealers.

As at January 31, 2003, CGI’s outstanding share capital was comprised of 359,414,410 Class A shares and 40,799,774 Class B shares.

1.2	The Subsidiaries

As of January 31, 2003, the following is a list of the subsidiaries of CGI having (i) total assets representing more than 10% of the consolidated assets of CGI as at September 30, 2002, or (ii) sales and operating revenues representing more than 10% of the consolidated sales and operating revenues of CGI for the year ended September 30, 2002.

Name	Laws of Incorporation	Percentage of Ownership
CGI Information Systems and Management Consultants Inc.	Canada	100%
Conseillers en Gestion et Informatique C.G.I. Inc.	Quebec	100%
The CGI Group Holding Corporation	Delaware	100%
CGI Information Technology Services, Inc.(formerly IMRglobal Corp.)	Florida	100%
COGNICASE Inc.	Canada	96.7%

2	GENERAL DEVELOPMENT OF BUSINESS
2.1	Mission and Profile

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing company.

CGI is the largest independent Canadian information technology (IT) services company and the fourth largest independent in North America, based on its headcount of more than 21,000 professionals, as at January 31, 2003. CGI helps its 3,500 clients in the private and public sectors meet their strategic goals by providing them with an end-to-end offering of high-level IT services and business solutions from offices located around the world. CGI’s unique mix of services is comprised of management of IT and business functions, systems development and integration, and consulting.

2.1.1	CGI’s Business Approach

CGI focuses on serving specific industry sectors for which it has developed deep expertise. By identifying six specific target markets, over time the Company has been able to develop close, long-term relationships with its clients and to become their IT partner of choice. CGI professionals have a thorough understanding of their clients’ business needs.

CGI chose to focus on industries that make a strategic use of information technology and that rely on it to enhance their competitive position. CGI therefore provides end-to-end IT services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, healthcare, as well as utilities and services.
2.1.2	Strategic Alliances

BCE/Bell Canada

CGI has entered into a strategic alliance with BCE/Bell Canada, which originated in 1995 with a Bell Canada strategic agreement. On November 17, 1995, CGI and Bell Canada entered into a five-year renewable strategic agreement, which agreement was extended, on July 1, 1998, until June 30, 2008. Bell Canada, the largest Canadian telecommunications operating company, markets a full range of state-of-the-art products and services to business and residence customers in Canada. In 1995, Bell Canada initially injected $18.4 million into CGI’s share capital to acquire 2,300,000 First Preferred shares, Series 1. Following this investment, two Bell Canada nominees were appointed to CGI’s Board of Directors. In addition to this strategic alliance, CGI and Bell Canada signed a commercial alliance whereby both companies agreed to partner in addressing market opportunities.

On January 5, 1998, BCE/Bell Canada acquired 6 million Class A shares of CGI from Teleglobe Investment Corp. On June 30, 1998, as part of CGI’s acquisition of BCE/Bell Canada subsidiaries Bell Sygma and Bell Sygma International (BSI), BCE acquired 8.6 million First Preferred shares, Series 6 of CGI. With these two transactions completed in 1998, BCE’s representation on CGI’s Board of Directors was increased to three members; the equity interest of BCE/Bell Canada in CGI totalled 43% and its voting interest stood at 17.9%. As at January 31, 2003, as a result of various share issues completed by CGI, BCE’s equity stake in CGI stood at 29.99% and its voting interest represented 23.88%.

2.1.3	Related-Party Transactions

Throughout fiscal 2002, CGI continued to build on its strategic alliance with BCE and Bell Canada. In the normal course of business, the Company is party to contracts with certain BCE subsidiaries and affiliated companies, pursuant to which the Company is their preferred supplier for information systems and IT needs.

2.1.4	Commercial Alliances

CGI currently has approximately 40 commercial alliance agreements with various business partners. These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with best-of-breed technology, often on the best commercial terms available. The following is a chronological list of CGI’s primary commercial alliances:

  in 1996, CGI entered into a commercial alliance with IBM Canada;

  in 1998, CGI signed commercial agreements with ERP program developers SAP, PeopleSoft and Oracle;

  in September 1999, CGI entered into a non-exclusive alliance with Microsoft;

  in October 1999, CGI signed a non-exclusive direct commercial systems integrator agreement with Sun Microsystems;

  in December 2000, CGI signed a non-exclusive systems integration agreement with Siebel; and

  in July 2002, CGI signed a non-exclusive systems integration agreement with BEA Systems.

3	DESCRIPTION OF BUSINESS
3.1	Corporate Structure

Head Office
(Montreal)

  Administrative and financial functions
  Communications and investor relations
  Corporate and strategic development
  Corporate affairs
  Human resources
  Investments and acquisitions
  Marketing
  Planning and corporate development
  Quality
  R&D and professional development programs
  Support to large outsourcing projects
  Knowledge management
  Project performance
  Large acquisitions

Strategic Business Units
(Canada and Europe, U.S. and Asia-Pacific, Business Process Services

Services and areas of responsibility

  Consulting
  Management of resources and members, including recruitment
  Outsourcing delivery - Large projects
  Outsourcing sales
  Performance management
  Strategic business units accounting and control
  Systems and solutions integration

Offices and data centres

NORTH AMERICA	EUROPE

Canada Burnaby, BC Calgary, AB Edmonton, AB Fredericton, NB Halifax, NS Montreal, QC Ottawa, ON Quebec City, QC Regina, SK Saguenay, QC Saint John, NB Toronto, ON Vancouver, BC Winnipeg, MB	U.S.

Albany, NY
Andover, MA
Atlanta, GA
Canton, MA
Chicago, IL
Cincinnati, OH
Cleveland, OH
Dallas, TX
Detroit, MI
Houston, TX
Howell, NJ
Kansas City, KS
Minneapolis, MN
Nashville, TN
Oklahoma City, OK
Phoenix, AZ
Pittsburg, PA
Sacramento, CA
San Jose, CA
Seattle, WA	England Basingstoke Bristol Stevenage France Nîmes Paris Italy Milan Luxembourg Belgium Brussels

ASIA PACIFIC

India * Bangalore Mumbai

*Indian operations in Bangalore and Mumbai are considered part of the US operations, which they support.
3.2	Structure of Operations

Since October 1, 2001, CGI has organized its business units according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services (outsourcing of a client’s business processing functions).

3.3	Main Services Offered by CGI

CGI provides the full range of IT services including management of IT and business functions (outsourcing), systems integration and consulting. The Company’s primary focus is large scale systems integration and outsourcing contracts. CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality.

Management of IT and Business Functions (outsourcing)

Outsourcing is one of the fastest-growing segments of the IT industry. CGI has been active in outsourcing since 1986, which makes it a pioneer in this segment. Through a series of acquisitions completed since 1996, including the acquisition on July 1, 1998, of Bell Sygma and BSI, the Company has become the leading Canadian independent provider of IT services and one of the four largest in North America, based on its headcount.

Outsourcing contracts are signed for periods ranging from five to ten years and are renewable. They are paid for according to a formula of monthly payments.

As part of outsourcing contracts, clients delegate entire or partial responsibility for IT or business functions in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts provide revenue visibility and support performance stability.

Services provided as part of an outsourcing contract may include facilities management (data centers, call centers, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as business process services including functions such as document management, finance and accounting administration or insurance policy administration.

CGI today operates data centre facilities in Canada, namely Montreal, Mississauga and Regina, as well as service centres in Montreal, Quebec City and Mississauga. In the United States, CGI operates one data centre facility in Phoenix. CGI also operates one data centre facility in the United Kingdom (Basingstoke) and two application development centers in India (Bangalore and Mumbai).

Consulting and Systems Integration

When providing consulting services, CGI acts as a trusted advisor to its clients, offering a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture. In addition to their technical expertise, CGI professionals understand the business issues in a particular industry or sector.

In terms of systems integration, CGI provides implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services leveraging its ISO and SEI CMM certified methodologies and the option of economies from offshore development.

3.4	Research

Information technologies are abundant, complex and rapidly changing. In this context, CGI’s success depends on its ability to remain at the forefront of its field, as well as to adapt its service approach to suit each client’s specific needs. This situation requires the ongoing development of cutting-edge expertise, tools and methodology. However, most of CGI’s research activities are initiated as part of client projects and their cost is therefore supported by such clients. The following chart shows the amounts invested in research in the past three years.
	2002	2001	2000
Revenue	$2,169,613,000	$1,560,391,000	$1,423,080,000
Research	$17,609,000	$12,585,000	$9,960,000

3.5	Human and Material Resources

As at January 31, 2003, CGI had more than 21,000 employees. None of its employees are unionized. In order to encourage a high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had an employee share purchase plan in place for several years. In 1990, the Company introduced a profit-sharing program based on the performance of its business units. These measures, together with the Company’s ongoing training programs, are based on the concepts of intrapreneurship and total quality that form the core of CGI’s corporate culture.

As for facilities, the vast majority of CGI’s offices are located in rented premises. A portion of the computer equipment, furniture and software used by the Company is covered by capital leases. As of September 30, 2002, the net value of CGI’s fixed assets was $145.4 million. Capital leases related to these fixed assets amounted to $9.4 million.

3.6	Client Base

CGI works with some 3,500 large and medium-sized businesses in the private and public sectors, throughout Canada, the United States and internationally. The Company’s clientele is well-balanced in terms of quality, quantity, stability and diversity. The BCE group of companies’ domestic operations accounted for 23.2% of CGI’s revenue in fiscal 2002, compared with 28.5% in fiscal 2001. With the exception of Bell Canada, none of CGI’s clients accounted for more than 10% of its business. During the past ten years, CGI has had a client retention rate of approximately 90%.

3.7	The North American Information Technology Services Industry

3.7.1	Size, Structure and Recent Developments

CGI is evolving within one of the most dynamic industries in the world. In October 2002, according to United States based research firm International Data Corp., the total annual spending in IT services, excluding hardware and software sales, but including a portion of the internal IT spending of organizations, was valued at US$41 billion in Canada, US$778 billion in the United States and US$701 billion in Europe. CGI refers to this total IT spending potential as the IT domain. In Canada, the three largest IT services companies currently hold an 8% market share, of which CGI represents 3%. Therefore, CGI believes that the Canadian IT services market offers significant growth opportunities.

3.7.2	Industry Trends and Outlook

In the last few years, this industry has also grown very rapidly in terms of its main services and formulas. For instance, in the early to mid-1990s, 75% of the industry’s revenue came from per diem services, i.e. from specialized assistance within specific projects. Such services did not require a large or complex organization nor did they allow for much differentiation between firms, which resulted in fierce competition.

Today, 80% of the large firms’ revenues are generated by systems integration or outsourcing projects aimed at comprehensive business solutions. Both public and private sector organizations are looking for new ways to provide better services at lower cost. For organizations, the emergence of Internet applications and Web-based business models have shortened implementation time for solutions while increasing pressure to retain scarce professional resources. Their need to concentrate on their core mission and to be more flexible explains why companies increasingly turn to outside professionals for the development and management of some of their specialized functions, including information systems. They are demanding proven technological solutions that will be rapidly installed, while allowing them to minimize operating costs.

Additionally, in view of the recent slowing of the world economy, many clients place greater emphasis on a reduction of their cost base and are more inclined than ever to consider outsourcing part or all of their IT services. These factors explain the growing popularity of global outsourcing services, a trend that is all the more important in the field of information systems given the fact that specialized firms are the ones that can best cope with the high variety and complexity of information technologies.

Today, major IT outsourcing firms, with adequate financial strength and a wide range of services and technological infrastructure, have easier access to large-scale IT outsourcing contracts.

3.8	CGI’s Growth and Positioning Strategy

CGI has major competitive advantages to efficiently meet market demand. The Company benefits from a strong financial position and offers the full range of information technology services.

Its independence from hardware manufacturers is also a decisive factor, since CGI is among the few major players in North America that can guarantee their clients that their technological decisions are completely transparent and based on performance, quality and cost criteria.

CGI benefits from a highly flexible delivery model, which allows it to serve its US clients using a mix of domestic (US) facilities, Canadian-based infrastructure and Indian-based application development centers. This flexible service offering provides clients with high quality services on very competitive terms, while protecting CGI’s margins. Today, CGI is one of only a few providers of outsourcing services in the world that can provide this delivery through all of its own operations.

CGI’s client base represents all of the main economic sectors. In order to develop services adapted to the specific needs of each market, the Company’s professionals are grouped according to targeted client segments, which provides the Company with a deeper understanding of the trends specific to each industry, as well as a better understanding of the clients’ competitive and technological challenges. This market expertise is a key factor in a company’s ability to develop comprehensive business solutions.

Quality Processes

CGI’s ISO 9001 certified management frameworks ensure that its clients’ objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet such objectives. These processes ensure that clients’ requirements drive CGI’s solutions. Clients are constantly kept informed; their degree of satisfaction is constantly measured and the remuneration of CGI managers is linked to results.

In 1993, the Company began working towards obtaining ISO 9001 certification for its Project Management Framework. CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the information technology consulting field to receive ISO 9001 certification for the way in which it managed projects. Between 1995 and 2002, CGI expanded the ISO 9001 certification throughout its Canadian, US and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI’s high growth rate, its ISO-certified quality system has been a key ingredient in spreading its culture, in part because it helps to successfully integrate new members.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing it to branch out across all its activities. CGI’s enhanced Quality System, referred to as the Client Partnership Management Framework (CPMF) is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. Following its merger with IMRglobal in July 2001, CGI gained applications development centers in Mumbai and Bangalore which benefit from SEI CMM Level 5 quality certification.

CGI strives to ensure that clients benefit from a seamless offering of consistently high quality. Regardless of which CGI business unit they deal with, clients know that CGI will provide the same quality services, while delivering projects on time and on budget by a margin that far exceeds industry standards.

4	FINANCIAL INFORMATION
4.1	Table of Comparative Results
Fiscal years ended September 30 (in thousands of dollars, except per share amounts)
	2002	2001	2000	1999

Revenue	2,169,613	1,560,391	1,423,080	1,407,790
Earnings before amortization of goodwill	135,799	89,924	73,542	99,906
Basic per share (1)	0.36	0.30	0.27	0.37
Net earnings	135,799	62,789	55,666	83,816
Basic per share (1)	0.36	0.21	0.21	0.31
Total assets	2,300,892	2,028,669	928,555	866,489
Shareholders' equity	1,779,615	1,503,114	677,301	563,055
Net book value per share (1)	4.72	5.02	2.50	2.10
Unsecured revolving credit facility	-	25,000	30,000	46,200

(1) Adjusted for 2-for-1 stock splits effective January 7, 2000.

4.2	Management's Discussion and Analysis of Financial Position and Results of Operations

4.2.1	Fiscal 2002

Roadmap

This management’s discussion and analysis of financial position and results of operations (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of the Company’s fiscal years 2002, 2001 and 2000 and the notes beginning on page 42 in the 2002 annual report. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2002, 2001 and 2000 results are reconciled to US GAAP in Note 16 to the Consolidated Financial Statements in the 2002 annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate overview

Headquartered in Montreal, CGI’s operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and Business Process Services, along with Corporate Services. CGI provides end-to-end information technology (IT) services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of the Company’s business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting (SI&C).

CGI and its affiliated companies employ 14,600 people serving some 3,000 clients from more than 60 offices located around the world. The Company provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

Business acquisitions

In fiscal 2002, CGI completed the acquisition of five niche companies (through the purchase of all shares, except in two cases where the assets were acquired) and invested to create a joint venture with Canada Post Corporation (“Canada Post”).

On April 2, 2002, CGI acquired Albany-based Rapid Application Developers Inc. (“RAD”), one of the region’s largest software development firms. At the time of the acquisition, RAD had 36 employees serving government clients and generated US$4.2 million in revenue annually. The price paid was approximately $6.5 million (US$4.0 million).

On May 3, 2002, CGI signed a shareholders’ agreement which finalized the terms and conditions of a new jointly-owned IT services company, Innovapost Inc. (“Innovapost”), with Canada Post as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to Canada Post, its affiliated companies, and potentially to other postal organizations worldwide. Innovapost began generating revenue in July 2002 and expects to achieve total revenue of approximately $200 million in its first year, approximately $400 million by year three and approximately $3.5 billion over 10 years. This contract added approximately $1.75 billion to CGI’s backlog over a 10-year period.

On June 3, 2002, CGI closed the acquisition of Netplex Systems Inc.‘s Retail Division (“Netplex”), which served over 240 retail customers including Macy’s, Toys “R” Us and Value City, with retail solutions that focus on warehouse management, store system integration and distribution. Forty professionals located in the state of Oklahoma joined CGI. CGI paid a cash consideration of approximately $6.9 million (US$4.4 million) for the acquisition.

On June 3, 2002, CGI completed the acquisition of electronic solutions provider Myriap Inc. (“Myriap”), for a cash consideration of approximately $3.3 million, which provided CGI with deeper knowledge in the transactional Web space. Some 60 professionals located in Montreal and Toronto joined CGI.

On June 12, 2002, CGI closed the acquisition of Stewart & Stewart Consulting Inc. (“Stewart & Stewart”), with annual revenue of approximately $4 million. The Edmonton-based company added geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract. CGI paid a cash consideration of approximately $3.3 million for Stewart & Stewart.

On July 9, 2002, CGI completed the acquisition of privately held IMPLETECH International Inc. (“Impletech”) with annual revenue valued at $5 million. Impletech offered SI&C services within the manufacturing sector with a focus on enterprise resource planning (ERP) implementation. Twenty professionals, located mostly in Toronto, joined CGI. Impletech served over 100 clients in the automotive, food and beverage, pharmaceutical and industrial/electronic sectors. CGI paid approximately $1.4 million for Impletech.

Large contracts

On October 1, 2001, Fireman’s Fund Insurance Company (“Fireman’s Fund”), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year IT outsourcing agreement valued at US$380 million. As part of the agreement, CGI provides Fireman’s Fund with IT support services to some 80 locations across the United States. Also, CGI took over the client’s Phoenix-based, 40,000 square foot, state-of-

the-art data center. On October 2, 2002, Fireman’s Fund Interstate Insurance Group, a division of Fireman’s Fund, and CGI announced the signing of a nine-year outsourcing contract valued at US$13 million for the provision of infrastructure services. This contract is an addition to the outsourcing agreement signed on October 1, 2001.

Other significant developments

On December 20, 2001, CGI successfully closed its public offering of Class A subordinate shares in Canada announced on December 3, 2001. CGI sold 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for net proceeds of $119.5 million, to a syndicate of investment dealers. The net proceeds of the offering were added to CGI’s general funds and used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

Also, in the second quarter of fiscal 2002, the Company sold two of its subsidiaries located in Japan and Australia, for a cash consideration of approximately $10.4 million with no resulting gain.

In May 2002, the Company signed a memorandum of understanding for a 10-year outsourcing agreement valued at $80 million with IT services provider League Data Limited (“League Data”). CGI plans to manage League Data’s banking environment and build a new browser-based front-end solution. Shareholders of League Data approved the entering into contract negotiations with the Company, which are still in process.

In June 2002, Satish Sanan retired from his position as Vice-Chairman, Executive Vice-President, US Business Engineering, and Board Director.

In October 2002, Charles Sirois, Chairman and Chief Executive Officer of Telesystem Ltd, resigned from CGI’s Board. Mr. Sirois had served as a member of the Board since 1998.

Performance overview

Fiscal 2002 marked the 26th consecutive year of revenue growth for CGI. Revenue grew to $2,169.6 million, up from $1,560.4 million in fiscal 2001 and $1,423.1 million in fiscal 2000. Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets were $309.2 million, compared with $219.3 million in fiscal 2001 and $168.2 million in fiscal 2000. Net earnings amounted to $135.8 million ($0.36 basic and diluted earnings per share), against earnings before amortization of goodwill (“cash net earnings”) of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001 and to cash net earnings of $73.5 million ($0.27 basic and diluted cash earnings per share) and net earnings of $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in fiscal 2000. The net margin (i.e. net earnings over revenue) was 6.3%, compared with 4.0% in 2001 and 3.9% in 2000.

The balance sheet remained strong as at September 30, 2002, with $104.2 million in cash and cash equivalents, $1.78 billion of shareholders’ equity and $8.5 million in long-term debt, solely related to capital leases.

Preparation of Consolidated Financial Statements

In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company. Following are the most significant reclassifications:

a) Amortization of incentives related to outsourcing contracts
During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively, and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively (see Note 5 to the Consolidated Financial Statements in the 2002 annual report).

b) Foreign currency translation adjustment
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment results in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

c) Accounts receivable and deferred revenue
During the year ended September 30, 2002, the Company’s management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.

d) Goodwill and integration liability
During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMRglobal Corp. (“IMRglobal”) was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Comparison of operating results for the years ended September 30, 2002, and September 30, 2001
Revenue
	YEAR ENDED SEPTEMBER 30, 2002	PERCENTAGE CHANGE VS 2001	YEAR ENDED SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	%	$
Revenue	2,169,613	39.0	1,560,391

Revenue for fiscal 2002 increased 39.0% to $2.17 billion, from $1.56 billion in the previous year. Year-over-year organic growth of 9.9% was driven by a combination of new client wins, notably with Fireman’s Fund in the US and Canada Post in Canada, as well as contract renewals and add-on projects from existing clients. External revenue growth was 29.1% and was primarily attributable to the full 12-month contribution of the IMRglobal acquisition, completed in July 2001.

2002 revenue mix
In fiscal 2002, the revenue mix by contract type, geographic market and targeted vertical was as follows:

Targeted Verticals (%) a. Financial services 41% b. Telecommunications 25% c. Manufacturing, retail and distribution 15% d. Governments 15% e. Utilities and services 3% f. Healthcare 1%	Contract Types (%) a. Management of IT and business functions (outsourcing) 72% b. Systems integration and consulting 28%	Geographic Markets (%) a. Canada 73% b. US 20% c. International 7%

Long-term outsourcing contracts represented 72% of the Company’s total revenue, including 15% from business process services, while project oriented systems integration and consulting (“SI&C”) work represented 28%. Geographically, clients in Canada represented 73%; clients in the US represented 20%; and all other regions, 7%. Year-over-year, a notable change in the mix by client geography is in the increasing proportion of revenue coming from outside Canada. In fiscal 2001, clients in Canada represented 77%; US represented 17% and all other regions, 6%.

Another noteworthy year-over-year change is the revenue distribution by targeted vertical. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecommunications represented 25%; manufacturing, retail and distribution (MRD), 15%; governments, 15%; utilities and services, 3%; and healthcare, 1%. Over fiscal 2002, CGI has grown its presence in the financial services, government, and utilities and services verticals but the telecommunications revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 33% in fiscal 2001, to 25% in 2002.

Throughout fiscal 2002, demand for outsourcing services remained strong across all of the Company’s key geographic markets, namely Canada, the US and Europe. However, demand for SI&C services was weaker in the US and in France, and the Company does not expect the demand for these services to increase significantly before 2004.

Please see discussion of revenue, which follows in the section entitled Segmented information below.

Operating expenses
	YEAR ENDED SEPTEMBER 30, 2002	PERCENTAGE CHANGE VS 2001	YEAR ENDED SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	%	$
Total operating expenses	1,860,463	38.7	1,341,045

The costs of services, selling and administrative expenses totaled $1,842.9 million in fiscal 2002, or 84.9% of revenue, compared with $1,328.5 million, or 85.1% of revenue in fiscal 2001. Research expenses amounted to $17.6 million in fiscal 2002 compared to $12.6 million in 2001. During fiscal 2002, the Company continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of this program is to support client oriented initiatives, development of the Company’s proprietary solutions and implementation of new technologies. The Company’s efforts are aimed at assisting its clients in meeting their growing and diversified needs.

Total operating expenses, including expenses associated with research, were $1,860.5 million or 85.8% of revenue, a slight improvement from 85.9% in fiscal 2001.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes (“EBITDA”)[1]
EBITDA in fiscal 2002 increased 40.9% to $309.2 million, compared with $219.3 million in the previous year. The EBITDA margin improved to 14.2%, compared with 14.1% in the previous year. The improvement was driven by synergies from additional outsourcing contracts, tight expense controls applied across the Company, as well as contribution from acquisitions made during the year.

Depreciation and amortization
In fiscal 2002, CGI reported depreciation and amortization of fixed assets of $37.8 million, compared with $32.5 million in the prior year. The increase between fiscal 2002 and fiscal 2001 is reflective of a greater level of fixed asset acquisitions made through either purchases or business acquisitions.

Amortization of contract costs and other long-term assets was $39.2 million in fiscal 2002, an increase compared to $23.2 million in fiscal 2001, as a result of increased contract costs associated with the delivery of large outsourcing contracts with the Confédération des caisses populaires et d’économie Desjardins du Québec (“Desjardins”), Laurentian Bank of Canada (“Laurentian Bank”), Fireman’s Fund and Canada Post, the purchase of two enterprise license agreements in the second half of the fiscal year 2002, and to a lesser extent, the closing of five niche acquisitions (see further detailed discussions in the “Review of balance sheets” section of this MD&A).

Earnings before interest, income taxes and amortization of goodwill (“EBIT”)
EBIT increased to $232.6 million in fiscal 2002, compared to $162.1 million in fiscal 2001. The EBIT margin (i.e. EBIT over revenue) was 10.7% in fiscal 2002, compared to 10.4% in the previous year.

Interest
Interest on long-term debt decreased to $2.4 million from $4.2 million in fiscal 2001, as a result of a decrease in the average debt and capital leases held during the year. In fiscal 2002, interest expense

_________________
[1] EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, such expense stemmed mainly from a loan contracted in the course of a large outsourcing contract and an acquisition.

Income taxes
The effective income tax rate in fiscal 2002 was down to 41.6% compared with 44.5% in fiscal 2001. The decrease in CGI’s tax rate compared with last year reflects a reduction in the significance of the tax losses incurred by the Company’s foreign subsidiaries, compared with the earnings before income taxes, as well as a 2.0% reduction in the Canadian combined federal and provincial statutory tax rates.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, CGI stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section “Critical Accounting Policies” further in this MD&A. As such, current net earnings and earnings before amortization of goodwill (“cash net earnings”) for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings
Net earnings in fiscal 2002 increased 51.0% to $135.8 million, or 6.3% of revenue, against comparable cash net earnings of $89.9 million or 5.8% of revenue and net earnings of $62.8 million or 4.0%, in the previous fiscal year. Basic and diluted earnings per share of $0.36 in fiscal 2002 were up from basic and diluted cash earnings per share of $0.30 and from basic and diluted earnings per share of $0.21 reported in fiscal 2001. This increase in earnings per share takes into account a 26.0% year-over-year increase in the weighted average number of shares outstanding. The weighted average number of shares outstanding increased year-over-year primarily as a result of the issuance of shares as part of the acquisition of IMRglobal in late July 2001. The increase in net earnings and higher earnings per share year-over-year reflects, in part, the fact that the Company no longer records goodwill amortization.

Pro forma net earnings
Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company’s pro forma net earnings, basic and diluted earning per share would have been $131.7 million, $0.35 and $0.35 respectively, for the 12-month period ended September 30, 2002.

Segmented information
CGI has three strategic business units (“SBU”): Canada and Europe, US and Asia Pacific, and Business Process Services (“BPS”), along with Corporate Services. CGI evaluates each SBU’s performance and reports segmented information according to this structure (see Note 12 to the Consolidated Financial Statements). The highlights for each segment in fiscal 2002 are detailed below:

	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	$
Revenue
Canada and Europe	1,823,995	1,345,538
US and Asia Pacific	309,683	178,566
BPS	93,461	74,735
Intersegment elimination	(57,526)	(38,448)

Total revenue	2,169,613	1,560,391

Earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill
Canada and Europe	283,409	203,678
US and Asia Pacific	(4,784)	(18,636)
BPS	17,295	14,193
Corporate expenses and programs	(63,775)	(35,611)

Total earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill	232,145	163,264

In fiscal 2002, revenue from the Canada and Europe SBU was $1,824.0 million, up 35.6% over revenue of $1,345.5 million posted in fiscal 2001. Revenue from the US and Asia Pacific SBU was $309.7 million, up 73.4% over revenue of $178.6 million in fiscal 2001. Revenue reported by the BPS SBU was $93.5 million, up 25.2% from $74.7 million in the previous fiscal year.

EBIT for the Canada and Europe SBU was $283.4 million in fiscal 2002, up 39.1% year-over-year. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $4.8 million, an improvement of 74.2% over last year when the loss was $18.6 million. The BPS SBU reported EBIT of $17.3 million, up 21.8% from the $14.2 million reported last year.

Canada was a major contributor to CGI’s growth throughout fiscal 2002. CGI’s position as a leading end-to-end IT services provider in this market, coupled with numerous strong client relationships and high customer satisfaction ratings, fueled strong growth. Revenue was driven by a combination of IT and business process outsourcing and SI&C contracts wins, renewals and add-on projects. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. New contract wins in the government vertical were strong throughout the year and provided good growth as well.

In Europe, the improvement in results was driven largely by growth in the UK, especially SI&C contract wins. As expected, France was softer, partly because of what is referred to as the Euro hangover—a phenomenon not unlike the slowdown in spending after Year 2000. Planned improvements in France should result in a gradual positive effect year over year.

The US and Asia Pacific operation’s growth in revenue was primarily the result of including a full year of activities from the US operations of IMRglobal that had been acquired on July 27, 2001 and for which only two months of revenue was included in the results of 2001. The EBIT improved significantly from a loss of $18.6 million to a loss of $4.8 million for the current year. The significant driver for the improvement was the integration of the existing operations of the Company with the activities of the recent US acquisitions, primarily IMRglobal. As well, several outsourcing contracts were initiated in the US during the year, leveraging the Company’s near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India.

Overall, US operations improved as a result of a greater push towards a global operational model and adherence to CGI’s standard management ratios. During the year, the integration of US operations was completed under a global operations structure headed by Michael Roach, Chief Operating Officer, which presents additional opportunities for synergies.

In the US outsourcing space, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI’s current outsourcing contracts with US clients have been growing and today represent 56% of the business generated in the US. CGI’s long-term objective is to generate 75% of its US business from outsourcing. CGI believes it has made progress in building a presence and brand as an outsourcer in the US market place, and in leveraging synergies with Canadian and global operations. The Company’s strength and advantage are in the midtier or middle market where contracts range between $50 million and $200 million per year, a segment where interest in outsourcing is growing.

CGI was affected negatively by the continued softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before fiscal 2004, but does expect that its US operations will see a gradual improvement in margins.

In fiscal 2002, the BPS SBU delivered a solid performance, realizing renewals with its overall roster of clients. Among fiscal 2002 achievements for the BPS SBU was the successful implementation of the first phase of a document management services contract with Arbella Insurance in the third quarter, as well as the signing in the fourth quarter of a 10-year, US$36 million business process outsourcing contract with US-based GrafTech International Ltd. (formerly UCAR International Inc.), an existing IT outsourcing client of CGI. The Company’s credentials as a provider of business process services continue to grow and its BPS offering continues to be well received by its client base, especially in the insurance sector.

Comparison of operating results for the years ended September 30, 2001, and September 30, 2000

Revenue
	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000

(in '000 of Canadian dollars)	$	%	$
Revenue	1,560,391	9.6	1,423,080

In fiscal 2001, revenue increased marginally by 9.6% to $1,560.4 million, from $1,423.1 million in fiscal 2000, as a result of numerous acquisitions completed during the year. In fiscal 2001, long-term outsourcing contracts represented 69% of total revenue and systems integration and consulting contracts were 31% of total revenue.

In fiscal 2001, CGI implemented a dynamic acquisition strategy aimed at acquiring both niche and large IT companies. As a result of this, the Company acquired nine companies and took an equity position in four such entities, which together contributed $216.5 million in incremental revenue. Also, in fiscal 2001, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. Among the most important contributors, CGI’s operating results benefited from a five-month contribution related to the contract with Desjardins, as well as a three and a half month contribution related to its agreement with Laurentian Bank. In addition, the Company benefited from contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4, 2001).

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, “DRT”) acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada’s reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon.

Operating expenses
	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000

(in '000 of Canadian dollars)	$	%	$
Total operating expenses	1,341,045	38.7	1,254,861

The costs of services, selling and administrative expenses totaled $1,328.5 million in fiscal 2001, or 85.1% of revenue, compared with $1,244.9 million, or 87.5% of revenue in fiscal 2000. This reduction in the operating expenses to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and Europe units resulting from the improvements in the utilization of CGI’s IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies. Also, the Company’s participation in the Quebec government’s refundable tax credits on salaries program which the Company benefits from, as a result of its future relocation to E-Commerce Place in Montreal, contributed to decrease the ratio. Total operating expenses, including expenses associated with research, were $1,341.0 million or 85.9% of revenue, an improvement from 88.2% in fiscal 2000.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes (“EBITDA”)
EBITDA in fiscal 2001 increased 30.4% to $219.3 million, compared with $168.2 million in fiscal 2000. In fiscal 2001, the EBITDA margin improved to 14.1%, compared with 11.8% in the previous year.

Depreciation and amortization
In fiscal 2001, CGI reported depreciation and amortization of fixed assets totaling $32.5 million, compared with $26.4 million the year before. The increase in fiscal 2001 was the result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the acquisition of nine companies, and the four joint ventures in which CGI acquired interests. In fiscal 2000, depreciation and amortization of fixed assets was lower, partly as a result of the fact that only two acquisitions were made.

In fiscal 2001, amortization of contract costs and other long-term assets totaled $23.2 million, compared with $18.5 million in fiscal 2000. The amounts of amortization of contract costs and other long-term assets against the revenue were of $10.3 million and $3.5 million for 2001 and 2000, respectively. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank and Sun Life, among others. The year-over-year increase in the amortization of this charge is also reflective of integration costs incurred on these new outsourcing contracts, as well as the value assigned to the client contracts of acquired businesses.

Earnings before interest, income taxes and amortization of goodwill (“EBIT”)
EBIT was $163.6 million in fiscal 2001, up 32.7% over fiscal 2000 EBIT of $123.3 million. The EBIT margin improved to 10.5% in fiscal 2001, compared with 8.7% in fiscal 2000.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in fiscal 2000. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed mainly from a full year of outstanding long-term debt relating to the acquisition of DRT.

Income taxes
The effective income tax rate before amortization of goodwill was 44.5% in fiscal 2001, compared with 40.5% in fiscal 2000, despite a 2.0% decrease in the combined federal and provincial statutory rates. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Net earnings
Net earnings in fiscal 2001 increased 12.8% to $62.8 million ($0.21 basic and diluted earnings per share) compared with $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in the previous fiscal year. In fiscal 2001, the net margin (i.e. net earnings over revenue) improved to 4.0%, compared with 3.9% in fiscal 2000.

Review of balance sheets—fiscal year-ends 2002 and 2001
A discussion follows on line items of the balance sheet for which there were significant variances over last year.

Assets at the end of fiscal 2002 were $2,300.9 million, compared with $2,028.7 million at the end of fiscal 2001, representing an increase of 13.4%. Most asset items increased over the previous fiscal year, the major one being contract costs and other long-term assets, as well as cash and cash equivalents.

In fiscal 2002, accounts receivable were higher than the previous year by $9.0 million primarily due to an increase in the refundable tax credits on salaries related to E-Commerce Place for $5.9 million that are included in the accounts receivable balance. This tax credit receivable balance was excluded from the calculation of the Company’s collection period for accounts receivable and work in progress. Days of sales outstanding (“DSO”) at the end of fiscal 2002 were 50 days, compared with 67 days at the end of the last fiscal year. The DSO calculation subtracts the deferred revenue from the accounts receivable and work in progress balances. The year-over-year decrease in DSO is a reflection of the IMRglobal acquisition that was made late in fiscal 2001 for which its revenue stream was accounted over a period of only two months in 2001. Excluding the impact of the IMRglobal acquisition, DSO for CGI at the end of fiscal 2001 would have been 57 days.

The year-over-year increase of $14.1 million in work in progress is primarily a result of unbilled revenue as at September 30, 2002, for work performed on certain outsourcing contracts but not yet billed as per contract specifications.

Fixed assets increased by $22.0 million despite a depreciation and amortization charge of $37.8 million during fiscal 2002. The main components of this increase were an investment for the development of a new software designed for CGI’s internal use along with the capitalization of the installation costs for the new offices located at E-Commerce Place in Montreal. The balance of the increase in fixed assets was a result of purchases made during the normal course of business.

Contract costs and other long-term assets were up by $161.3 million compared with last September 30, 2001. This increase is largely reflective of outsourcing contracts signed with Fireman’s Fund and with Canada Post. The 10-year contract signed with Fireman’s Fund on October 1, 2001, added $56.0 million to contract costs, as an incentive granted to the client. In the Canada Post contract, the amounts booked to contract costs comprised, firstly, an amount of $26.0 million for CGI’s investment in its share of the joint venture Innovapost, and secondly, an additional $26.0 million which CGI paid to Canada Post as an incentive for the creation of the joint venture and the signing of a 10-year outsourcing contract. Additionally, in the last quarter of fiscal 2002, an incentive of $15.7 million was paid pursuant to an outsourcing agreement with a Canada Post subsidiary, and was recorded with contract costs and other long-term assets.

Also in the increase of contract costs and other long-term assets are two five-year license agreements for certain software that will be used in the delivery of services to the Company’s outsourcing clients ($32.3 million). Other items were also added to the contract costs in fiscal 2002 during the normal course of business, including costs for the development of software or software acquired to provide long-term outsourcing services to clients; future income tax adjustments related to the Company’s contracts with Fireman’s Fund and with Innovapost ($25.1 million); and the value of various contracts acquired through acquisitions. These additions to contract costs and other long-term assets were offset by a total amortization charge of $62.8 million during the year. The amortization of the incentives included in the contract costs against revenue for 2002 represented $23.6 million.

Total short and long-term future income tax assets decreased by $5.8 million over last year, largely as a result of the reduction of the integration provision balance (described in Note 9 to the Consolidated Financial Statements), and due to the differences between the carrying and the tax values of the fixed assets.

Goodwill was up by $14.9 million at the end of fiscal 2002. Goodwill denominated in US dollars, UK pounds and Euros are translated using the year-end currency exchange rate. The exchange rate variances between the Canadian dollar and these other currencies resulted in a $2.6 million increase in the goodwill between September 30, 2001, and September 30, 2002. Adjustments were made to certain goodwill balances relating to acquisitions made during the 2001 fiscal year (see Note 9 to the Consolidated Financial Statements). In addition, an $8.0 million decrease in goodwill resulted from the sale of the Japanese and Australian operations. Finally, $23.0 million of goodwill was recorded as a result of acquisitions made during the year.

Total liabilities of the Company were $521.3 million. The most significant variances were within the long-term future income tax liability, and the accounts payable and accrued liabilities.

Accounts payable and accrued liabilities decreased by $33.6 million compared to September 30, 2001, largely as a result of the usage of the acquisition and integration liabilities of companies acquired in 2001, the most significant being IMRglobal which decreased during the last 12 months by $18.3 million. Also, accounts payable and accrued liabilities as at September 30, 2001, included IMRglobal accounts payable, which were assumed as part of the acquisition on July 27, 2001, and paid subsequent to the end of the year.

Deferred revenue was up by 20.5% at the end of fiscal 2002. This reflects payments from several clients in advance of the work being performed.

For fiscal 2002, income taxes payable were up $6.1 million over last year receivable balance of $979,000, as a result of an increase in the profitability of CGI’s Canadian operations compared to fiscal 2001.

The short and long-term portions of the future income tax liabilities were up $55.3 million of which $29.6 million resulted from contract costs and other long-term assets capitalized in the year. Another $18.4 million was recorded as a result of the difference between the tax and carrying values of contract costs and other long-term assets. Finally, another $4.8 million was credited in respect to the tax credits on salaries that had been accrued at year-end.

Deferred credits and other long-term liabilities decreased by $9.7 million in fiscal 2002 as a result of the following factors. First, incentives granted to Desjardins and Laurentian Bank in fiscal 2001 were used during fiscal 2002. Also, additions to deferred credits for new incentives granted, in the form of rebates, as part of the Fireman’s Fund outsourcing contract for $23.7 million in the first quarter of 2002, and the discount granted to a Canada Post subsidiary for $15.7 million in the last quarter of 2002, increased the balance but were offset by the portion used by these clients, totaling $6.8 million in fiscal 2002. The remaining variance in this account is related to the change in the US currency rate that affected the US dollar portion of the deferred credits.

Shareholders’ equity increased by $276.5 million between September 30, 2001 and September 30, 2002.

A portion of the increase comes from the net earnings of $135.8 million recorded during fiscal 2002. The capital stock balance increased as well between the two dates, resulting from the public issuance of 11,110,000 shares on December 20, 2001, for net proceeds of $119.5 million, which was discussed earlier in the “Other significant developments” section.

Foreign currency translation adjustment increased by $10.5 million in the year reflecting the currency exchange rate differences for CGI’s self-sustaining foreign subsidiaries. The Canadian currency rate vis-à-vis the US dollar increased to 1.5810 at September 30, 2002, from 1.5712 at September 30, 2001. The UK pound increased from 2.3105 at September 30, 2001, to 2.4705 at September 30, 2002, and the Euro increased from 1.4497 at September 30, 2001, to 1.5494 at September 30, 2002.

Analysis of financial condition and cash flows
Cash and cash equivalents on September 30, 2002 were up by $58.2 million or 126.5% over September 30, 2001. As at September 30, 2000, this balance represented $49.3 million. The drivers of the September 30, 2002, increase compared to September 30, 2001, and the decrease between September 30, 2001, and September 30, 2000, are explained below.

Operating expenses
	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	YEAR ENDED SEPTEMBER 30, 2000

(in '000 of Canadian dollars)	$	$	$
Cash provided by operating activities	177,447	174,002	67,550
Cash provided by (used for) financing activities	92,894	(15,821)	(11,176)
Cash used for investing activities	(215,603)	(157,751)	(50,331)
Foreign exchange gain (loss) on cash held in foreign currencies of self-sustaining subsidiaries	3,475	(3,763)	1,069

Net change in cash and cash equivalents	58,213	(3,333)	7,112

Cash provided by operating activities in fiscal 2002 was similar to the previous year. The Company’s net earnings for the year increased by 116.3%, despite higher depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets, but this was offset by higher usage by the outsourcing clients of their rebates by $35.6 million during the period. The net change in non-cash working capital items amount was lower by $40.0 million compared with the 12-month period ended September 30, 2001. The main reasons are the reduction of the integration provision liability provisioned for the IMRglobal acquisition and an increase of work in progress. The use of cash was offset, however, by the increase in the level of prepayments received from outsourcing clients, by an increase of the payable income taxes provision and by an improvement in the DSO by 20 days during the year. The cash provided by operating activities between fiscal 2001 and fiscal 2000 increased by $106.5 million. The change came from the increase by 12.8% in net earnings, along with increases in the depreciation and amortization of fixed assets, in the amortization of contract costs and other long-term assets, in the future income tax balances, and in the variance from the changes in non-cash working capital items. The change in non-cash working capital items was due to an increase in work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed in fiscal 2001. Accounts payable and accrued liabilities increased in the normal course of business.

In fiscal 2000, the net change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses year over year.

In fiscal 2002, cash provided by financing activities was $92.9 million, compared with $15.8 million used for financing activities in the prior year. This year-over-year increase of $108.7 million reflects two significant events. On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Offsetting in part the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments on capital leases held by the Company. The exercise of stock options during the year also contributed to the increase in cash provided by financing activities. In 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during 2001 (mostly Star Data Systems Inc. and IMRglobal). Offsetting this draw down of the cash balance in fiscal 2001 was an amount of $54.2 million of net proceeds from the issuance of 6.4 million shares. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company, pursuant to the IMRglobal acquisition.

Cash used for investing activities was up $57.9 million in fiscal 2002 reflecting investments made during the year as part of large outsourcing contracts signed (mostly Fireman’s Fund and Canada Post), including an amount used for the start-up of the joint venture Innovapost, the acquisition of five niche companies and the purchase of fixed assets (mostly the installation costs for the fit-up of the E-Commerce Place in Montreal and the development costs of software that will be used internally). More information on cash used for purchase of fixed assets and contract costs and other long-term assets is discussed in the earlier section, “Review of balance sheets.” Cash used for investing activities was offset by proceeds of $10.4 million received in the sale of the Company’s Japanese and Australian operations. Additionally, the Company disbursed $20.1 million for five business acquisitions in fiscal 2002, as compared to $141.0 million for 10 business acquisitions along with four joint venture investments in fiscal 2001. The cash used for investing activities in fiscal 2001 totaled $157.8 million up from $50.3 million in fiscal 2000. Business acquisitions had increased to $86.4 million in 2001, up from $18.4 million in fiscal 2000, reflecting the 10 business acquisitions the Company had made, along with four joint venture investments, compared to two business acquisitions in fiscal 2000. The increase in the cash used for contract costs and other long-term assets in fiscal 2001 was a result of the costs incurred as part of the outsourcing contracts signed in fiscal 2001, including those with Desjardins, Laurentian Bank, Sun Life and GrafTech International Ltd.

Liquidity and other financial resources

	TOTAL COMMITMENT	AVAILABLE AT SEPTEMBER 30, 2002	OUTSTANDING AT SEPTEMBER 30, 2002	AVAILABLE AT SEPTEMBER 30, 2001	OUTSTANDING AT SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	$	$	$	$
Unsecured revolving credit facility	225,000	222,796	2,204	199,050	25,950
Lines of credit (Bank of Montreal)	25,000	23,342	1,658	23,350	1,650
Lines of credit (BC Central Credit Union)	500	500	-	500	-
Other (Sept. 30, 2002)	2,471	2,471	-	-	-
Other (Sept. 30, 2001)	3,250	-	-	2,350	900

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy and represent a competitive strength when proposing on outsourcing contracts. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities. At September 30, 2002, cash and cash equivalents were $104.2 million and the total credit facility available amounted to $249.1 million, compared with $225.3 million at the same time in 2001. As a Libor advance of US$20 million was reimbursed during the last quarter of the fiscal year 2002, the financing available under both the unsecured revolving credit facility and available lines of credit with the Bank of Montreal were increased in comparison to September 30, 2001.

The bank credit facility contains certain covenants, which require the Company to maintain certain financial ratios. As at September 30, 2002, and September 30, 2001, the Company met these ratios.

Under a new credit facility closed subsequent to year-end, the Company has access to a $150 million revolving credit facility for the operating activity needs and working capital purposes and to a $265 million three-year term revolving credit facility for financing of acquisitions and outsourcing contracts. The Company has also access to a $25 million uncommitted operating facility for cash management purposes. The $150 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year or have, at the initiative of the Company, the balance outstanding on this credit facility locked into a two-year term loan. Commitments

COMMITMENT TYPES	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2007

(in '000 of canadian dollars)	$
Operating leases Rental of office space	742,466
Computer equipment	93,511
Long-term service agreements	57,110

CGI is committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $893.1 million. Of this total amount, rental of office space represents $742.5 million; computer equipment represents $93.5 million and long-term service agreements, $57.1 million. The increase in the property leases compared to commitments as of September 30, 2001, reflects CGI having entered into a 20-year lease with E-Commerce Place in Montreal. This commitment represents $472.1 million. As part of its relocation to E-Commerce Place, CGI has been receiving provincial tax credits on salaries since May 11, 2000, which are deducted from the costs of services, selling and administrative expenses since then. The Company will be receiving these tax credits, representing up to $12,500 per year for each eligible employee relocated to E-Commerce Place, until fiscal 2010 inclusively. Further details can be found in Note 3 to the Consolidated Financial Statements in the 2002 annual report.

Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

Critical accounting policies

Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company’s revenue is principally derived from outsourcing services.

Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license acquisition costs.

Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a)	Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives may be granted either in the form of cash payments, issuance of equity instruments, or rebates granted primarily over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b)	Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c)	Transition costs incurred during the transition period on long-term outsourcing contracts.

Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.

Costs of software licenses include licenses acquired for the purpose of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see Contract costs and other long-term assets described above).

Stock option plan
The Company has a stock option compensation plan, which is described in Note 7 to the Consolidated Financial Statements in the 2002 annual report. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7 to the Consolidated Financial Statements in the 2002 annual report.

Risks and uncertainties

While management is positive about the Company’s long-term prospects, the following risks and uncertainties should be considered when evaluating CGI’s potential:

The competition for contracts—CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI’s high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI’s critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process outsourcing contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a strategy to protect itself from currency fluctuations, to the extent possible, against foreign currency exposure.

Business mix variations—Following the merger with US-based IMRglobal in July 2001, the greater proportion of SI&C services in CGI’s business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI’s efforts in the US market place are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2002, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors; its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue. See Note 13 to the Consolidated Financial Statements in the 2002 annual report.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base—The Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates, namely BCE Inc. Management does not believe that the Company is subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

4.2.2	Fiscal 2001

Note: Please note that in fiscal 2002, CGI restated certain items of its financial statements for the years 1998-2002. The following section does not reflect such restatements. For a view reflecting such changes, please refer to CGI’s fiscal 2002 financial statements in the annual report.

The following discussion and analysis should be read in conjunction with the Company’s fiscal 2001, 2000 and 1999 Consolidated Financial Statements and the notes thereto on pages 33 to 57 of the Company’s 2001 Annual Report (the “Consolidated Financial Statements”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate Overview

Headquartered in Montreal, CGI was organized along geographic lines with three strategic business lines: Canada, US and International. Effective October 1, 2001, CGI reorganized its business units according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services (see the section entitled “Organizational Change” on page 19). CGI provides end-to-end (IT) services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, energy and services, as well as healthcare. Some 69% of the Company’s business is in the management of business and IT functions (outsourcing), and 31% in consulting and systems integration.

CGI has more than 13,000 employees (members) and provides end-to-end IT services and business solutions to some 3,000 clients in North America, Europe and Asia Pacific from more than 60 offices around the world. The Company provides IT facilities management to its clients using a network of state-of-the-art data centers in Montreal, Toronto and Regina, as well as in Phoenix (US) and Basingstoke (UK). CGI also has applications maintenance and development centers in Mumbai and Bangalore (India).

Business Acquisitions

In fiscal 2001, CGI completed the acquisition of eight niche companies, one large acquisition and one strategic outsourcing alliance that was accounted for as a business acquisition, as well as four joint venture investments.

On October 4, 2000, CGI completed the acquisition of Detroit-based C.U. Processing Inc. (“CUP”), a provider of information management systems primarily to US credit unions. At the time of the acquisition, CUP had a staff of approximately 160 and for its latest fiscal year, it recorded revenue of more than $35.0 million. CUP was acquired for a cash consideration of $38.5 million and goodwill of $41.6 million was recorded as part of the transaction.

Effective November 27, 2000, CGI completed a 49.0% equity investment in AGTI Consulting Services Inc. (“AGTI”), a Montreal-based IT consulting firm with more than 225 senior consultants and generating annual revenue of approximately $27 million. This transaction was paid for through the issuance of $24.9 million in cash. Goodwill resulting from the transaction amounted to $14.6 million.

On December 12, 2000, CGI completed the acquisition of Toronto-based RSI Realtime Consulting Inc. (“RSI”), an SAP implementation specialist. At the time of the acquisition, the consulting and software development firm employed a staff of 45 and had annual revenue of $6.0 million. CGI completed this acquisition for a consideration of $2.6 million in cash and shares. Goodwill resulting from the transaction amounted to $3.1 million.

On January 4, 2001, CGI closed the acquisition of Groupe-conseil CDL Inc. (“CDL”), a Montreal-based IT consulting firm specializing in the implementation of J.D. Edwards enterprise resource planning solutions. At the time of the acquisition, CDL had 45 employees and annual revenue of $6.4 million. CGI acquired CDL for a consideration of $4.9 million in cash and shares. As part of the transaction, CGI recorded goodwill of $4.0 million.

On January 9, 2001, CGI acquired all of the outstanding shares of Star Data Systems Inc. (“Star Data”), a Canadian-based provider of financial services with annual revenue, at the time of closing, of nearly $80 million. Star Data employed over 400 professionals and operated two primary business lines –information systems and wealth management solutions–and its clients included major Canadian financial institutions. The transaction was completed on the basis of 0.737 Class A subordinate share of CGI for each Star Data common share. As a result of the transaction, CGI issued 13.5 million Class A subordinate shares and recorded goodwill amounting to $73.1 million.

On January 12, 2001, CGI increased its equity ownership in Quebec-based IT consulting firm Conseillers en informatique d’affaires from 35.0% to 49.0%. In the course of this transaction, CGI issued 153,895 Class A subordinate shares and recorded goodwill totaling $2.8 million.

On February 1, 2001, CGI entered into a partnership with Loto-Québec, which involved the creation of Nter Technologies, Limited Partnership (“Nter”). Nter offers products and services to the worldwide gaming industry, including the development and sale of IT solutions, consulting and management services. CGI acquired a 49.9% interest in Nter. At the time of the announcement, the two partners estimated that the venture would generate revenues of approximately $100 million over five years. CGI acquired its ownership position for a cash consideration of $5.0 million. As part of this transaction, CGI accounted for goodwill totalling $2.5 million.

On May 1, 2001, CGI signed a strategic, 10-year alliance worth an estimated value of $1.2 billion with leading Canadian financial services group Confédération des caisses populaires et d’économie Desjardins du Québec. In the context of this agreement, CGI acquired the related assets, certain intellectual property rights and assumed liabilities of Confédération des caisses populaires et d’économie Desjardins du Québec, used in data and micro-computing of Mouvement des caisses Desjardins (“Desjardins”) operations. CGI also took over 450 Desjardins employees and two Montreal data centers and will manage Desjardins’ data processing operations. CGI also agreed to join with Desjardins to market the client’s banking solutions to financial institutions.

On May 31, 2001, CGI acquired California-based CyberBranch Corporation, an Internet and intranet provider of leading edge technology to credit unions across North America. The acquisition was paid for with a cash consideration of $1.5 million, plus future royalties. Goodwill from this transaction totalled $2.1 million.

On July 1, 2001, CGI completed the acquisition of Larochelle Gratton, a Quebec-based IT consulting firm, for a consideration of $4.7 million in cash and 516,352 Class A subordinate shares of CGI. At the time of the acquisition, Larochelle Gratton had annual revenue of $18.0 million and employed a staff of 200 employees. CGI recorded goodwill of $7.8 million as part of this transaction.

On July 27, 2001, CGI completed its merger with IMRglobal Corp. (“IMRglobal”), following the approval of the merger agreement by a majority of IMRglobal shareholders. As part of this transaction, CGI acquired all outstanding shares of common stock of IMRglobal, on the basis of 1.5974 Class A subordinate share of CGI for each share of IMRglobal common stock. As a result of the merger, CGI issued 70.8 million Class A subordinate shares and 8.4 million options to acquire Class A subordinate shares, for a total value of $552.8 million. Non-cash working capital items acquired included costs totalling $68.0 million of acquisition and integration liabilities incurred for professional fees and costs to exit and consolidate certain IMRglobal activities. CGI, as part of the preliminary price allocation, recorded goodwill of $578.5 million on this transaction which, under the new accounting standards effective July 1, 2001, is not amortized.

On August 7, 2001, CGI acquired Portugal-based LoyalTech, a consulting and systems integration firm specializing in customer relationship management solutions and e-business strategies, for a total consideration of $4.2 million. At the time of the acquisition, LoyalTech’s sales run-rate totalled over $4 million. Goodwill resulting from this transaction totalled $4.2 million.

On August 27, 2001, CGI signed a joint venture agreement with the former management team of Toronto-based strategy and research firm Digital 4Sight, which involved the creation of a new management strategy and research firm to accelerate Digital 4Sight’s expansion. CGI paid a consideration of $200,000 for its 51.0% interest, and recorded goodwill totalling that same amount.

On September 10, 2001, CGI acquired EPC Services Conseils Inc. (“EPC”), a Quebec-based IT consulting firm, for a consideration of $155,000.

Large Contracts

On January 4, 2001, CGI signed an outsourcing contract worth more than $119 million with UK-based financial services company Sun Life Financial (“Sun Life”). Under the terms of the contract, extending over a seven-year period, CGI has taken over Sun Life’s Basingstoke (UK) data center and will run and support the client’s IT infrastructure and desktops.

On January 22, 2001, CGI announced the 10-year extension and broadening of an IT outsourcing agreement with Interac Association, for an undisclosed amount.

On February 7, 2001, CGI signed a major multi-million pounds sterling contract with insurance industry leader Allianz AG, for the implementation of GIOS, CGI’s insurance solution, in more than 20 countries around the world.

On April 5, 2001, CGI and UCAR International Inc. (“UCAR”) signed a 10-year outsourcing contract valued at approximately US$75 million. Under the agreement, CGI will manage UCAR’s data center services, networks, desktops, telecommunications and legacy systems by leveraging its cost efficient near-shore delivery model.

On June 14, 2001, CGI began operating the IT systems of Laurentian Bank of Canada (“Laurentian Bank”), as part of a $300 million, 10-year outsourcing contract with this client. The agreement covers areas such as project development, applications maintenance and evolution, operations support and automated banking machine support. The contract with Laurentian Bank was signed on June 4, 2001.

On October 1, 2001, CGI signed a US$380 million, strategic 10-year alliance with California-based Fireman’s Fund Insurance Company (“Fireman”). As part of the agreement, CGI took over the client’s Phoenix-based, state-of-the-art data center and will provide Fireman with IT support services to some 80 locations across the United States.

Organizational Change

On July 27, 2001, CGI announced the launch of a new business unit, responsible for providing business process services to CGI’s worldwide client base. On the same date, CGI also announced organizational adjustments to better reflect the nature of the Company’s operations. Based on these changes, the Company’s operations are managed by three senior executives, namely Michael Roach, President, Canada and Europe, Satish Sanan, President, US and Asia Pacific, and Joseph Saliba, President, Business Process Services. All CGI global and corporate functions remain the same. This change in operations management will be reflected in the Company’s accounting effective October 1, 2001.

Each unit is evaluated primarily on its revenue, operating earnings and net contribution (the latter being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective President, who reports directly to the Chief Executive Officer.

Growth Strategy of the Company

The Company’s growth strategy is comprised of four pillars, namely organic growth, large outsourcing contracts, acquisition of niche companies and large business acquisitions.

During the year, CGI signed several outsourcing contracts, with an aggregate value of $2.1 billion (excluding backlog from acquired companies), plus a US$380 million contract signed with Fireman effective October 1, 2001. Some of these negotiations had been ongoing since the latter part of fiscal 2000, but their signing had been delayed by the turn of the millennium.

Throughout fiscal 2001, the Company continued to acquire niche players in the IT services sector, which allowed it to enrich its vertical industry offering or complete its geographic coverage. The acquisition of these companies and the Company’s joint ventures represented the addition of approximately $160 million and $35 million in annual revenue, respectively (based on annualized revenues as at acquisition date).

In addition to the acquisition of these niche companies, CGI also pursued its large acquisition strategy. On July 27, 2001, CGI closed its merger agreement with IMRglobal, which provided it with significantly greater critical mass in the United States and other international markets. For the six-month period ended June 30, 2001, representing its last two quarters as a publicly traded company, IMRglobal achieved revenue totalling approximately US$235 million on an annualized basis.

CGI continues to seek large business acquisitions and continues to focus on growing its presence in the US market. One main component of this growth is the Company’s highly cost effective IT services delivery model, which allowed it to sign several IT outsourcing contracts during the year. CGI’s flexible model allows it to serve its US clients using a combination of local (US), near-shore (Canadian) and off-shore (Indian) operations. CGI is in a position to leverage its newly acquired Phoenix-based US data center, its network of Canadian infrastructure facilities, as well as its Bangalore and Mumbai applications development centers.

Performance Overview

Fiscal 2001 marked the twenty-fifth consecutive year of growth for CGI, as revenue totalled $1.58 billion, up from $1.44 billion in fiscal 2000 and $1.41 billion in fiscal 1999. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in 1999. Earnings before amortization of goodwill were $89.9 million ($0.30 per share basic and diluted), compared with $73.5 million ($0.27 per share basic and diluted) in fiscal 2000 and $99.9 million ($0.37 per share basic and diluted) in fiscal 1999. The year-over-year improvement in earnings before amortization of goodwill was 22.3%. Net earnings amounted to $62.8 million ($0.21 per share basic and diluted), compared with $55.7 million ($0.21 per share basic, $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4.0%, compared with 3.9% one year ago and 5.9% in 1999.

In the fourth quarter, revenue was $469 million, compared with $320.1 million in the fourth quarter a year ago. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $72.6 million, compared with $24.8 million in the fourth quarter of fiscal 2000. Earnings before amortization of goodwill were $27.2 million ($0.08 per share basic and diluted), compared with $7.1 million ($0.03 per share basic and diluted) in fiscal 2000. Net earnings were $19.8 million ($0.06 per share basic and diluted), compared with $2.4 million ($0.01 per share basic and diluted) in the same quarter of fiscal 2000. The year-over-year improvement in earnings before amortization of goodwill was 283.1% while the improvement over the same period for net earnings was 725%.

The balance sheet remained strong at September 30, 2001, with $46 million in cash and cash equivalents, $1.48 billion of shareholders’ equity and $40.3 million in long-term debt, related to bankers’ acceptances and capital leases.

Seasonality

CGI’s quarterly results reflect some seasonality, which in many years has been offset to some extent by the Company’s growing outsourcing revenue, which is earned consistently on a monthly basis throughout the year. Seasonality in the fourth quarter of fiscal 2001 has increased marginally following the July 2001 acquisition of IMRglobal, whose business is mainly comprised of consulting and systems integration services.

Comparison of Operating Results for the Years Ended September 30, 2001, 2000 and 1999

Revenue
Revenue increased by 10.1% in fiscal 2001 to $1,581.3 million, following a marginal increase to $1,436 million in fiscal 2000, and a 90.2% increase to $1,409.5 million in fiscal 1999. In fiscal 2001, revenue growth was driven by business acquisitions.

Throughout the year, revenue growth from the United States and international markets remained challenged. Completion in fiscal 2000 of a large international systems integration contract in Brazil also hindered internal growth.

These factors were more than compensated by CGI’s dynamic two-fold acquisition strategy, aimed at acquiring niche IT companies as well as large players. In fiscal 2001, CGI acquired nine IT companies and took an equity position in four such entities, which together made a revenue contribution of $216.5 million in the year. CGI also acquired one large US-based company (IMRglobal), which added another $48.7 million to revenue in the two last months of fiscal 2001.

Throughout the year, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. CGI benefited from a five-month contribution from its contract with Desjardins, three and a half month contribution from its agreement with Laurentian Bank, in addition to contracts with Allianz AG (effective February 7, 2001) and Sun Life (effective January 4, 2001), among others.

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobile Communications Inc. (“Bell Mobility”), as well as from its DRT acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada’s reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon. The 90.2% increase in revenue in fiscal 1999 reflected the $4.5 billion, 10-year IT outsourcing contract with Bell Canada (through CGI’s acquisition of Bell Sygma) and the acquisition of BSI for the full year. The 1999 revenue increase also reflected the acquisition of TDL effective January 1, 1999.

In fiscal 2001, the revenue mix by geographic region was : Canada 77%, compared with 73% in fiscal 2000 and 81% in fiscal 1999; United States 17%, compared with 15% in 2000 and 10% in 1999; and International 6%, compared with 12% in 2000 and 9% in 1999.

In fiscal 2001, the mix by type of service was 69% management of IT and business functions (outsourcing), and 31% from consulting and systems integration. In fiscal 2000, the mix was

62% outsourcing and 38% systems integration and consulting. In fiscal 1999, these two sectors represented 72% and 28%, respectively.

Operating expenses
Costs of services, selling and administrative expenses amounted to $1,339.1 million in fiscal 2001 or 84.7% of revenue, compared with $1,254.4 million or 87.3% the previous year and $1,185.6 million or 84.1% of revenue in fiscal 1999. This reduction in the operating expenses to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the United States and international units resulting from the improvements in the utilization of CGI’s IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies and, finally, the Company’s participation in the Quebec government’s refundable tax credits on salaries program which the Company benefits from as a result of its future relocation to E-Commerce Place.

Research expenses amounted to $12.6 million in fiscal 2001, up from $10 million in the previous fiscal year and $9.6 million in fiscal 1999. During 2001, CGI continued to invest in the $50 million Strategic Investment Program announced in fiscal 2000. The purpose of the program is to support client oriented initiatives, development of CGI’s proprietary solutions and implementation of new technologies. CGI’s efforts are aimed at assisting its clients in meeting their growing and diversified needs. In fiscal 2000, research expenses were related to the Web-enabling of CGI’s capabilities and intellectual property. In 1999, research spending revolved around the development of solutions for the property and casualty insurance markets in Canada and the United States.

Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets
Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in fiscal 1999. In fiscal 2001, CGI reported depreciation and amortization of fixed assets totalling $32.5 million, compared with $26.4 million in fiscal 2000 and $27.4 million in fiscal 1999. In fiscal 2001, amortization of fixed assets increased as a result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the nine companies acquired, and the four joint ventures in which CGI acquired interests. In fiscal 2000, amortization of fixed assets was slightly lower than in fiscal 1999, due to the fact that some assets were fully amortized and given that only two companies were acquired. In fiscal 1999, amortization of fixed assets reflected the purchase of new assets resulting from business acquisitions.

Amortization of contract costs and other long-term assets totalled $33.5 million in fiscal 2001, up from $22 million in the previous year and $20.9 million in fiscal 1999. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank, UCAR and Sun Life, among others. In fiscal 2000, the increase in amortization of contract costs and other long-term assets reflected the addition of licensing fees and other expenses incurred in the course of IT management contracts.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in the previous year and $1.4 million in 1999. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed from a full year of outstanding long-term debt relating to the acquisition of DRT.

Fiscal 1999 interest expense was primarily related to the financing of the DRT acquisition over a period of three months.

Interest income amounted to $3 million, compared with $3.9 million in fiscal 2000 and $5.3 million in 1999. Interest income was related to investment of excess cash balances in short-term fixed income instruments.

Income taxes
The effective income tax rate before goodwill amortization was 44.5% in fiscal 2001, compared with 40.5% in 2000 and 41.2% in 1999. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the United States and certain international operations.

Earnings before amortization of goodwill
Earnings before amortization of goodwill totalled $89.9 million ($0.30 per share basic and diluted) in fiscal 2001, compared with $73.5 million ($0.27 per share basic and diluted) in 2000 and $99.9 ($0.37 per share basic and diluted) in 1999. CGI’s increase in earnings before amortization of goodwill was driven by the Company’s higher revenue stream resulting from new large IT outsourcing contracts and business acquisitions. However, earnings were negatively impacted by the Company’s higher tax expense.

Amortization of goodwill
Amortization of goodwill, net of income taxes, increased to $27.1 million, from $17.9 million in fiscal 2000 and $16.1 million in 1999. The increase was mainly due to amortization of the goodwill from the companies acquired in fiscal 2001, and the goodwill resulting from the acquisition of APG, over a full 12-month period, compared with one month in fiscal 2000. Effective July 1, 2001, CGI has been applying the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Please refer to Note 2 to the Consolidated Financial Statements. Accordingly, CGI has not amortized goodwill related to the business acquisitions of IMRglobal, LoyalTech, Larochelle Gratton, EPC and Digital4Sight. Effective October 1, 2001, CGI will no longer record amortization of goodwill.

Net Earnings
Net earnings increased 12.8% to $62.8 million ($0.21 per share basic and diluted), from $55.7 million ($0.21 per share basic and $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4%, compared with 3.9% in fiscal 2000 and 5.9% in fiscal 1999.

The weighted average number of shares outstanding increased by 10.7% to 299,500,350, compared with a 0.9% increase to 270,442,354 in fiscal 2000 and 14.2% increase to 267,969,082 in fiscal 1999, adjusted for a two for one share split in January 2000. In fiscal 2001, the increase in the weighted number of shares outstanding resulted from the issue of 70,753,841 shares for the acquisition of IMRglobal on July 27, 2001, the issue of 5,953,248 shares on August 14, 2001 for the exercise of preemptive rights of Serge Godin and André Imbeau in the course of the IMRglobal transaction, and the issue of 15,081,337 shares in consideration for the business acquisitions outlined in Note 9 to the Consolidated Financial Statements in the 2001 annual report.

On October 1, 2000, the Company adopted the new recommendations of the CICA Handbook Section 3500, Earnings per share. Under the revised section 3500, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options and warrants issued. In addition, the section requires that a reconciliation of the numerator and denominator be disclosed (see Notes 2 and 7 to the Consolidated Financial Statements in the 2001 annual report).

In accordance with United States generally accepted accounting principles (“GAAP”), net earnings were $46.2 million ($0.15 per share basic and diluted) in fiscal 2001, $53.9 million ($0.20 per share basic and diluted) in fiscal 2000 and $86.1 million ($0.32 per share basic and diluted) in fiscal 1999. Differences between Canadian GAAP and United States GAAP arise mainly from the difference in the accounting treatment of warrants issued, as well as the method used for integration costs recognition.

Liquidity and financial resources
CGI concluded fiscal 2001 with a strong balance sheet and cash position, which, together with its available credit facility, is sufficient to support the Company’s organic growth strategy. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additionnal cash requirements would likely be financed by the issuance of debt and/or equity securities.

In fiscal 2001, the Company renewed the $250 million revolving credit facility arranged in 1999 with four Canadian chartered banks. The credit facility is available for business acquisitions, for general working capital purposes and can be locked into a three-year term at the Company’s initiative. At the close of fiscal 2001, the total credit facilities available amounted to $225.2 million.

Operating cash flow before changes in non-cash operating working capital items was $194.2 million ($0.65 per share) in fiscal 2001, compared with $126.3 million in fiscal 2000 ($0.47 per share) and $162 million ($0.60 per share basic) in fiscal 1999. When adjusted for changes in non-cash operating working capital items, the operating cash flow was $174 million, compared with $67.6 million in fiscal 2000 and $76.5 million in 1999. The change in the operating cash flow reflected the $7.1 million increase (12.8%) in net earnings, as well as higher depreciation and amortization expenses and future income taxes.

Changes in non-cash operating working capital items, which excludes business acquisitions described in Note 9 of the Consolidated Financial Statements, reflected an increase in accounts receivable and work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed during the year. Accounts payable and accrued liabilities increased in the normal course of business. Deferred revenue increased due to the billing in advance on new outsourcing contracts as well as a general increase related to other outsourcing contracts. In fiscal 2000, the change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses on a quarter-over-quarter basis.

Net cash used for financing activities amounted to $15.8 million, from $11.2 million in fiscal 2000 while $41.5 million was provided by financing activities in fiscal 1999. The $65 million of debt repayment during fiscal 2001 was related to the reimbursement of outstanding long-term debt of acquired companies (mostly Star Data and IMRglobal). Also, during fiscal 2001 the Company repaid, on its credit facility, an amount of $5 million over and above the sums drawn during the year.

In fiscal 2001, the issuance of shares provided $54.2 million to the cash balance, compared with $10.9 million in the previous year. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company pursuant to the IMRglobal merger, as well as from the exercise of options.

Net cash used for investing activities totalled $157.8 million, up from $50.3 million in fiscal 2000. Business acquisitions increased to $86.4 million, up from $18.4 million in fiscal 2000, reflecting the Company’s 10 business acquisitions and four joint venture investments completed in fiscal 2001, compared with two business acquisitions in fiscal 2000 (for a complete description of business acquisitions, please refer to section entitled “Business Acquisitions”). The purchase of fixed assets totalled $24 million, compared with $18.1 million in fiscal 2000. The increase reflected improvements that were carried out on Star Data’s infrastructure and other assets which were also acquired in the normal course of business.

Contract costs and other long-term assets include costs incurred as part of outsourcing contracts signed during the year, including those with Desjardins, Laurentian Bank, Sun Life and UCAR.

The net decrease in cash position amounted to $3.3 million, compared with a net increase of $7.1 million in fiscal 2000, and a net decrease of $79.2 million in fiscal 1999.

Accounting changes
Effective July 1, 2001, CGI has been applying CICA Handbook Sections 1581, Business Combinations and 3062, Goodwill and Other Intangible Assets. The Standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and other intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. Please refer to Note 2 to the Consolidated Financial Statements in the 2001 annual report.

Balance Sheet—Fiscal Year-Ends 2001 and 2000

Assets totalled $2,062.8 million at the end of fiscal 2001, compared with $928.6 million at September 30, 2000, representing an increase of 122.2%. All asset items increased over the previous fiscal year, the major item being goodwill, which increased by $718.9 million (181.6%) to $1,114.8 million, from $395.9 million in fiscal 2000 due to goodwill resulting from the 10 business acquisitions and four joint venture investments completed during the year. This $718.9 million increase also includes $578.5 million of goodwill from the acquisition of IMRglobal.

Fiscal 2001 accounts receivable include the Quebec government’s E-Commerce Place tax credits on salaries which the Company has been accounting for since the third quarter of fiscal 2000. Such credits were excluded from the calculation of the Company’s collection period for accounts receivable and work in progress (days-sales outstanding or DSOs), which amounted to 72 days, compared with 75 days in fiscal 2000. Excluding the impact on DSOs of the IMRglobal acquisition, DSOs for CGI would have totalled 65 days as at September 30, 2001. This difference is due to the fact that IMRglobal’s revenue stream was accounted for over a period of only two months. In fiscal 2000, the DSOs reflected the closing of the APG acquisition shortly before the end of the fiscal year.

Fixed assets increased to $123.4 million, up from $58.9 million in fiscal 2000. The increase was primarily a result of assets acquired through business acquisitions and large outsourcing contracts. Four buildings, located in Clearwater (two), Mumbai and New Delhi and worth $23.4 million, were acquired through the merger agreement with IMRglobal.

Contract costs and other long-term assets are related to large outsourcing contracts and include certain integration costs as well as incentives and warrants granted to clients to encourage the use of IT services from CGI. These contracts include conditions for early termination such that any unamortized amount would be refundable to CGI upon termination.

Accounts payable and accrued liabilities totalled $315.9 million, up 121.3% from the amount of $142.8 million recorded in fiscal 2000, primarily due to 10 business acquisitions and four joint venture investments. The transaction with IMRglobal also resulted in an addition of $53.1 million in accounts payable, as at September 30, 2001.

Deferred revenue totalled $85.2 million, up from $33.2 million in fiscal 2000. The current liability is comprised mostly of billing revenue, related to certain outsourcing contracts, which has been paid prior to the delivery of services. This increase is consistent with the greater number and larger value of outsourcing contracts signed during fiscal 2001.

CGI’s long-term debt decreased by 7.1% to $40.3 million as at September 30, 2001, compared with $43.4 million one year prior. This is the result of a net repayment of $5 million on its credit facility line, partially offset by additional capital leases.

Deferred credits are primarily comprised of unused portion of discounts granted under the terms of the contracts entered into with Desjardins and Laurentian Bank.

Risks and Uncertainties

While management is optimistic about the Company’s long-term prospects, the following risks and uncertainties should be considered in evaluating CGI’s potential.

The competition for contracts — CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI’s high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI’s critical mass and end-to-end IT services have qualified it to make proposals on large IT services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts — The average sales cycle for large outsourcing contracts typically ranges from six to 18 months. In the second half of fiscal 2001, however, CGI witnessed a shortening of the sales cycle and, in some cases, signing of outsourcing contracts only a few months after issuance of requests for proposals.

Foreign currency risk — The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect it, to the extent possible, against foreign currency exposure.

Business mix variations — Following the merger with IMRglobal, the greater proportion of consulting and systems integration services in CGI’s business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI’s efforts are aimed at developing IMRglobal’s capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals — The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, CGI is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients — The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2001, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends — CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue.

Potential liability if contracts are not successfully carried out — CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Outlook

CGI expects to post solid growth in fiscal 2002. The Company’s strategy will continue to be based on its four pillars of growth, namely organic, growth through large outsourcing contracts, and growth through the acquisition of niche players and large companies.

CGI will continue to leverage its unique and highly flexible outsourcing delivery model in order to secure a growing number of large outsourcing contracts in the US market. As CGI successfuly completes the integration of IMRglobal, it expects to gradually migrate IMRglobal’s business model away from consulting and systems integration, to focus more on providing end-to-end IT outsourcing services.

There is growing demand for IT services outsourcing in CGI’s markets in general, and particularly in North America. In a slowing economic environment, more and more companies recognize the value of outsourcing their IT services in order to reduce their cost base while using IT to further enhance their competitive position.

Also, CGI’s solid balance sheet with a strong liquidity position enables it to capitalize on acquisition opportunities and is an important strength when bidding on large contracts. CGI maintains a conservative approach to financial management.

4.2.3	Fiscal 2000

Note: Please note that in fiscal 2002, CGI restated certain items of its financial statements for the years 1998-2002. The following section does not reflect such restatements. For a view reflecting such changes, please refer to CGI’s fiscal 2002 financial statements in the annual report.

Corporate Overview

Headquartered in Montreal, CGI is organized along geographic lines with three strategic business units: Canada, United States and International. CGI provides end-to-end IT services in five economic sectors: telecommunications, financial services, manufacturing/retail/distribution, governments, public utilities and services. Some 62% of the Company’s business is in the management of IT and business functions (outsourcing), 23% is in systems integration and 15% is in consulting. The outsourcing business generates some 75% of its revenues from higher value-added tier 2 and tier 3 activities and 25% from tier 1 activities (see inside front cover of the 2000 annual report for Tier 1, 2 and 3 definitions).

CGI has close to 10,000 professionals and provides end-to-end IT services and business solutions to some 2,500 clients in Canada, the United States and more than 20 countries around the world. The Company has four state-of-the-art data centres in Canada, providing IT facilities management to clients coast-to-coast. In the US, through an agreement, CGI has secured access to a data centre facility in Andover, Massachusetts.

Acquisitions

Since fiscal 1999, CGI has made three acquisitions, which have contributed IT expertise and additional market presence in Canada and the United States.

On October 26, 1999, CGI acquired MCM Technology Inc. (“MCM”) a New Brunswick-based firm with a reputation for leading edge component-based development expertise. At closing, MCM had approximately $10 million of annual revenue, 85 employees and two offices in Canada. CGI acquired all the outstanding shares of MCM for a total consideration of $9.3 million, of which $8.9 million was goodwill.

Effective September 1, 2000, CGI acquired APG Solutions & Technologies inc. (“APG”) a Montreal-based consulting firm, which specializes in the implementation of enterprise resource planning packages, application evolution, systems evolution and maintenance mainly in the telecommunications and financial services sectors. This transaction will allow the Company to increase its critical mass in these sectors. At closing, APG had annual revenue close to $80 million, 750 employees in seven offices, mainly in Canada. CGI acquired all the outstanding shares for a total consideration of $60.0 million. Goodwill amounted to $64.3 million, as outlined in Note 9 to the Consolidated Financial Statements in the 2000 annual report.

Subsequent to year-end, on October 4, 2000, CGI acquired C.U. Processing Inc., a Detroit-based firm that provides information management systems primarily to US credit unions. With this transaction, the Company now serves a total of five million credit union members, equally distributed across Canada and the US. At closing, C.U. Processing had annual revenue of $35 million, 160 professionals in 14 locations in the US and an office in Toronto. CGI acquired C.U. Processing for a total consideration of $37 million.

Large Contracts

In October 1999, CGI entered into an agreement with Portugal Telecom, IBM and Case, creating a systems and information technology partnership over 10 years. The information systems and data processing functions of Portugal Telecom were outsourced to a newly-created company (PT Information Systems, “PT-SI”), held by Portugal Telecom (51%), the CGI-Case consortium (44%) and IBM (5%). In the scope of the agreement, the CGI and Case consortium manages the IT functions, including applications management and support of PT-SI. PT-SI began operations on January 15, 2000.

In April 2000, the Co-operators General Insurance Company renewed an IT services contract initially signed in 1997. As part of the new five-year renewable agreement, the Co-operators has committed to acquiring IT services from CGI with a total value of at least $100 million.

Subsequent to year-end, on October 24, 2000, CGI announced that it had entered into a strategic alliance with the Mouvement Desjardins to manage its data processing operations through a 10-year contract worth more than $1 billion. Under the agreement, which is expected to be concluded by May 2001, CGI will assume the management of Desjardins’data processing operations and will take on 550 Desjardins employees who work in this sector. Desjardins will maintain control of its technological orientations.

Organizational Changes

As outlined in Note 11 to the Consolidated Financial Statements in the 2000 annual report, during the fourth quarter of fiscal 2000, the Company announced changes to its organizational structure. The Company’s six strategic business units (SBU), that were organized along geographic lines except for the Telecommunications SBU, were regrouped into three SBUs: Canada, US and International. Each SBU is evaluated primarily on its revenue, operating earnings and net contribution (net contribution being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective senior executive, who reports directly to the chief executive officer.

Growth Strategy Initiatives

The main growth drivers for CGI are large outsourcing contracts and acquisitions. In 1999, a large number of organizations carried out significant expenditures in IT services to make their systems Y2K compliant or replace existing systems altogether, prior to the turn of the millennium. As a result of this unusually high level of spending, many client organizations lowered the value of their IT investments in 2000. Also, toward the end of 1999, a number of clients elected to postpone large outsourcing contract decisions until later in 2000, to focus their efforts on ensuring a smooth transition into the new century.

In the second half of fiscal 2000, CGI’s business units were invited to identify smaller acquisition candidates and contract opportunities valued at under $100 million. At the corporate level, the Company maintains its focus on large contracts and acquisitions. In the United States, the Company is targeting primarily systems integration companies to gain critical mass and complementary expertise, and outsourcing companies or contracts to gain data centre infrastructure which will enable it to make proposals on major outsourcing contracts.

In fiscal 2000, the Company committed to an investment in e-business to further strengthen the expertise in Web-related services and solutions. As part of this initiative to support the evolution of the e-business capabilities, the Company is investing in the development of centres of expertise and in training for its members.

In the course of fiscal 2000, CGI announced that it was taking part in the Quebec government’s program aimed at establishing E-Commerce Place, a pole of development of electronic business. As part of this program, CGI will receive Quebec provincial tax credits. The ministère des Finances (Quebec) granted the Company refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, for a maximum of $10,000 a year per eligible employee. The period covered by the agreement varies from five to 10 years, and is conditional upon the Company’s relocation to E-Commerce Place.

Performance Overview

Fiscal 2000 marked the twenty-fourth consecutive year of revenue growth for CGI. Fiscal 2000 revenue increased to $1.44 billion, from $1.41 billion in fiscal 1999.

Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $171.7 million, compared with $214.3 million in fiscal 1999. Earnings before amortization of goodwill were $73.5 million ($0.27 per share basic and diluted) compared with $99.9 million ($0.37 per share basic and diluted) in fiscal 1999. Net earnings amounted to $55.7 million ($0.21 per share basic and diluted) compared with $83.8 million ($0.31 per share basic and diluted) the previous year. The net margin was 3.9% compared with 5.9% a year ago.

In the fourth quarter, revenue was $320.1 million, compared with $394 million in the fourth quarter a year ago. EBITDA was $24.8 million, compared with $56.5 million in the fourth quarter of fiscal 1999. Earnings before amortization of goodwill were $7.1 million, or $0.03 per share, compared with $27.3 million or $0.10 per share a year ago. Net earnings were $2.4 million or $0.01  (per share basic and diluted), compared with $22.6 million or $0.08 (per share basic and diluted) in the same quarter of fiscal 1999.

The balance sheet remained strong at September 30, 2000, with $49.3 million of cash and cash equivalents, $677.3 million of shareholders’ equity and $43.4 million of long-term debt which is mostly related to the funding of the DRT acquisition made in 1999.

Seasonality

CGI’s quarterly results reflect some seasonality, which in many years has been offset to some extent by the Company’s continuing expansion and growth through outsourcing contracts. The fourth quarter results reflect the impact of summer vacations.

Comparison of Operating Results for the Years ended September 30, 2000, 1999 and 1998

Revenue
Revenue increased marginally in fiscal 2000 to $1,436 million, following a 90% increase to $1,409.5 million in fiscal 1999, and a 219% increase to $741 million in fiscal 1998. Revenue from acquisitions was responsible for the 2% increase in consolidated revenue.

In 2000, the Company benefited from a full 12-month contribution from a major contract with Bell Mobility, which was effective May 1, 1999, as well as from DRT which was acquired effective July 1, 1999. In fiscal 2000, Bell Canada reduced its IT expenses by $123.3 million which partially offset these revenue gains. Excluding the Bell Canada contract, CGI’s revenue growth for fiscal 2000 amounted to 15.7% compared with the previous year. The reduction in revenue growth also reflects the industry-wide slowdown in IT services spending. The 90% increase in revenue in fiscal 1999 reflects the 10-year Bell Canada IT outsourcing contract (through its acquisition of Bell Sygma) and the acquisition of BSI for the full year versus only three months in fiscal 1998. The 1999 increase also reflects the acquisition of TDL effective January 1, 1999, the $750 million, 10-year Bell Mobility contract effective May 1, 1999 and the acquisition of DRT on July 1, 1999.

The revenue mix by geographic region was: Canada, which represented 73% of revenue in fiscal 2000 and 81% in fiscal 1999; the United States, which represented 15% in fiscal 2000 and 10% in fiscal 1999; and International, which represented 12% in fiscal 2000 and 9% in fiscal 1999. In fiscal 1998, the mix was 83% from Canada, 13% from the United States, and 4% from International.

The mix by type of services in fiscal 2000 was 62% from management of IT and business functions (outsourcing), 23% from systems integration and 15% from consulting. This compares with 72%, 17% and 11% respectively in fiscal 1999, and 70%, 18% and 12%, respectively in fiscal 1998.

Operating expenses
Costs of services, selling and administrative expenses amounted to $1,254.4 million or 87.3% of revenue in fiscal 2000, compared with $1,185.6 million or 84.1% of revenue in fiscal 1999, and $633.6 million or 85.5% of revenue in fiscal 1998. The increase in the operating expense ratio in fiscal 2000 reflects the combination of reduced revenue growth and the Company’s decision to retain its professionals in view of an expected growth in demand in the information technology services industry. The improvement in the operating expense ratio in fiscal 1999 reflects efficiencies resulting from applying ISO 9001 certified business processes, synergies resulting from integration of acquisitions, and increasing economies of scale. The Company maintains its efforts toward operating efficiency by continuing to take advantage of the aforementioned.

Research and development (R&D) expenses amounted to $10 million in fiscal 2000 compared with $9.6 million in fiscal 1999 and $6 million in 1998. During the year, the Company committed an investment of $50 million over two years to strengthen its Web-enabling capabilities and related intellectual property. The R&D focus in 1999 was primarily on the development of solutions for property and casualty insurance markets in Canada and the United States.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
EBITDA declined 19.9% to $171.7 million in fiscal 2000, from $214.3 million, following several years of strong growth. EBITDA in fiscal 1999 represented growth of 111.4% compared with EBITDA of $101.4 million reported in fiscal 1998. The decrease in EBITDA in fiscal 2000 was mainly due to the reduced revenue growth combined with higher costs of services, selling and administrative expenses as the Company retained its professionals to sustain future expected strengthened demand. The 1999 increase was largely attributable to the contribution of major outsourcing contracts added at the end of fiscal 1998 and during fiscal 1999. The EBITDA margin was 12%, compared with 15.2% in fiscal 1999 and 13.7% in fiscal 1998.

Depreciation and amortization
In fiscal 2000, CGI adjusted its reporting of depreciation and amortization in order to begin reporting earnings before amortization of goodwill (net of income taxes), also known as cash earnings. Total depreciation and amortization, which excludes amortization of goodwill, increased marginally to $48.4 million, from $48.3 million in fiscal 1999, compared with $30.3 million in fiscal 1998. In fiscal 1999, the increase in depreciation and amortization of fixed assets reflects investment in new assets and assets resulting from acquisitions. The increase in the amortization of contract costs primarily relates to licensing fees and other expenses incurred in the course of IT management contracts.

Interest
Interest on long-term debt increased to $3.6 million from $1.4 million in fiscal 1999 and $0.8 million in 1998. The increase in fiscal 2000 reflects a full year of long-term debt outstanding related to the financing of DRT, compared to three months in 1999. Fiscal 1999 interest expense was largely related to the financing of the DRT acquisition.

Interest income amounted to $3.9 million in fiscal 2000, compared with $5.3 million in fiscal 1999 and $2 million in fiscal 1998. Interest income is related to investment of excess cash balances in short-term fixed income instruments, which were lower during fiscal 2000 compared with fiscal 1999.

Income taxes
The effective income tax rate was 40.5% in fiscal 2000, compared with 41.2% in fiscal 1999 and 40.6% in fiscal 1998. As outlined in Note 2 to the consolidated financial statements of the Company presented in its 2000 Annual report, on October 1, 1999, the Company adopted the recommendations of the CICA Handbook section 3465, Income taxes, which replaces the deferral method with the liability method of tax allocation. The Company applied the new recommendations retroactively without restating prior years.

Earnings before amortization of goodwill
Starting in the first quarter of fiscal 2000, the Company started presenting earnings before amortization of goodwill. In doing so, the Company presents a more accurate picture of the Company’s profitability, since the goodwill amortization has no impact on its cash resources.

Earnings before amortization of goodwill were $73.5 million ($0.27 per share basic and diluted) in fiscal 2000, compared with $99.9 million ($0.37 per share basic and diluted) in fiscal 1999 and $43.2 million ($0.18 per share basic and diluted) in fiscal 1998. The decrease in fiscal 2000 reflects the combination of reduced revenue growth and the Company’s decision to retain its professionals in view of an expected strengthening of demand in the IT services industry. The increase in 1999 was largely attributable to the contribution of major outsourcing contracts added at the end of fiscal 1998 and during fiscal 1999.

Amortization of goodwill
Amortization of goodwill, net of income taxes, increased to $17.9 million in fiscal 2000, from $16.1 million in fiscal 1999 and $8.3 million in fiscal 1998. The increase is mainly due to amortization of the acquisition of DRT for the full year in fiscal 2000 compared with three months in fiscal 1999 and, to a lesser extent, the amortization of MCM, acquired in the first quarter of fiscal 2000 and of APG, acquired in the fourth quarter. Goodwill is amortized over 20 years.

Net earnings
Net earnings declined by 33.6% to $55.7 million ($0.21 per share basic and diluted) in fiscal 2000, from $83.8 million ($0.31 per share basic and diluted) in fiscal 1999 but ahead of $34.8 million ($0.15 per share basic and diluted) in fiscal 1998. The net margin was 3.9 % in fiscal 2000, compared with 5.9% in fiscal 1999 and 4.7% in fiscal 1998. The decrease in net earnings and net earnings margin was mainly due to the slowdown in revenue growth in fiscal 2000 and CGI’s decision to maintain its level of professionals. The increase in 1999 was largely attributable to the contribution of major outsourcing contracts added at the end of fiscal 1998 and during fiscal 1999.

The weighted average number of shares outstanding increased by 1% to 270,442,354 in fiscal 2000, and by 14.2% to 267,969,082 in 1999, adjusted for two for one share splits in December 1997, May 1998 and January, 2000. In fiscal 1999, the increase in weighted average number of shares outstanding resulted primarily from the timing of the issuance of shares related to business acquisitions.

Reconciled in accordance with United States GAAP, net earnings were $53.9 million ($0.20 per share basic and diluted) in fiscal 2000, $86.1 million ($0.32 per share basic and diluted) in fiscal 1999, and $32.8 million ($0.14 per share basic and diluted) in fiscal 1998. Differences between Canadian GAAP and United States GAAP arise mainly from the difference in the method used for foreign currency translation, goodwill amortization and integration costs.

Liquidity and financial resources
CGI concluded the fiscal year with a strong balance sheet and cash position, which, together with bank lines, is sufficient to support the Company’s growth strategy. In fiscal 2000, the Company renewed the $250 million revolving credit facility arranged in 1999 with four Canadian chartered banks. The credit facility is available for acquisitions, for general working capital purposes and can be locked into a three-year term at the Company’s initiative. At close of fiscal 2000, the total credit facility available amounted to $218.9 million.

Operating cash flow was $126.3 million ($0.47 per share), compared with $162 million ($0.60 per share) in fiscal 1999 and $74 million ($0.32 per share) in fiscal 1998. The variation in operating cash flow is reflective of the variation in net earnings. When adjusted for changes in non-cash operating working capital items, the operating cash flow was $67.6 million, compared with $76.5 million in fiscal 1999, and $150.4 million in fiscal 1998. The change in non-cash working capital items reflected a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses on a quarter-over-quarter basis. In fiscal 1999, the change in non-cash working capital items reflected an increase in accounts receivable and work in progress related to increased business volumes and major systems integration contracts signed during the year.

Net cash used for financing activities amounted to $11.2 million in fiscal 2000, compared with net cash provided by financing activities of $41.5 million in fiscal 1999 and $22.4 million in fiscal 1998. In fiscal 2000, the Company used cash to reduce its long-term debt by a net amount of $22.1 million. Most of this amount was used to repay long-tem debt which resulted from the 1999 acquisition of DRT. In fiscal 1999, the Company increased its long-term debt by a net amount of $36.5 million compared to a net decrease of $25.3 million in fiscal 1998. The increase in debt in fiscal 1999 was related to the acquisition of DRT. In fiscal 1998, the Company repaid a revolving credit facility. The Company issued $10.9 million of capital stock in fiscal 2000 compared with $5 million in fiscal 1999 and $47.7 million in fiscal 1998. This capital stock was issued as part of the Company’s Share Option Plan to allow BCE to maintain its proportionate equity interest in CGI and as consideration for business acquisitions.

Cash used for investing activities totalled $50.3 million, compared with $196.5 million in fiscal 1999 and $37.8 million in fiscal 1998. Business acquisitions include MCM and APG in fiscal 2000 and DRT and TDL in fiscal 1999. Contract costs include costs incurred for the re-engineering of business processes and investments to achieve synergies. These costs also include software licensing fees and costs related to development of business solutions. In 1999, the increase is mostly reflective of the impact of a significant outsourcing contract signed during the year. Purchases of fixed assets were made in the normal course of business.

The net increase in cash and cash equivalents amounted to $7.1 million in fiscal 2000, compared with a net cash position decrease of $79.2 million in fiscal 1999 and a net increase of $136.2 million in fiscal 1998.

Accounting changes
On October 1, 2000, the Company adopted the recommendations of the CICA Handbook Section 3461, Employee Future Benefits. This standard requires companies to accrue the costs of post-retirement benefits other than pensions over the expected working lives of employees in a manner similar to pension costs. Under current practice, such costs are charged to income as incurred. The standard also requires a change in the discount rate used to value liabilities and service costs from an estimated long-term interest rate to a market-based interest rate. The adoption of the recommendations of Section 3461 did not have a material effect on the consolidated financial statements of the Company.

Balance Sheet – Fiscal Year-Ends 2000 and 1999

Assets totalled $920.9 million at the end of fiscal 2000, compared with $866.5 million at September 30, 1999. The increase is mostly due to the increase in goodwill and future income tax assets. The increase in goodwill of $37.1 million is due to the acquisitions of MCM and APG. The increase in future income tax assets of $31.5 million is due to the adoption of the recommendations of the CICA Handbook Section 3465, Income taxes, which replaces the deferral method with the liability method of tax allocation. This section does not allow the offsetting of future income tax assets against future income tax liabilities of different legal entities within a consolidated group, which used to be allowed in the past with the deferral method. Working capital amounted to $164.6 million at the end of fiscal 2000, compared with $97.6 million at the end of fiscal 1999. At September 30, 2000, CGI had cash and equivalents of $49.3 million, compared with $42.2 million at the end of fiscal 1999. The company’s current portion of long-term debt remained stable.

In fiscal 2000, the collection period for accounts receivable and work in progress amounted to 75 days compared to 68 in 1999. The increase stems mostly from the APG acquisition made in the last month of the year and the increase of international contracts.

Long-term debt decreased to $43.4 million at the end of fiscal 2000, from $59.8 million at the end of fiscal 1999. This debt mostly reflects the partial draw down of a revolving credit facility related to the funding of the DRT acquisition in 1999, as well as $12.8 million of obligations under capital leases. The Company reduced its long-term debt in fiscal 2000.

Risks and Uncertainties

While CGI management is optimistic about the Company’s long-term prospects, the following risks and uncertainties, among others, should be considered in evaluating its growth prospects.

The competition for contracts—CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of this approach codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to meet CGI’s high standards for consistently delivering the specifications and are based on strong values underlying its customer-focused corporate culture. These processes contribute to CGI’s high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the five economic sectors it targets, and this contributes to its competitive position. CGI’s critical mass and end-to-end IT services have qualified the Company to make proposals on large IT services contracts.

The long sales cycle for major outsourcing contracts—The average sales cycle for a large outsourcing contract is six to 18 months, and exceptionally, in fiscal 2000, the average cycle has lengthened as a result of organizations delaying decisions during and after the Y2K compliance period.

The availability and cost of qualified IT professionals—The high growth of the IT industry is placing strong demand on qualified people. CGI has been able to successfully staff for its needs because its corporate culture, strong values and emphasis on career development and performance-driven remuneration have made the Company a preferred employer for qualified professionals. CGI has put in place a comprehensive program to attract and retain qualified and dedicated professionals. CGI also gains qualified professionals through outsourcing contracts.

The ability to successfully integrate acquisitions and IT operations outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 14 years. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of the human and capital resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2000, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue to develop and expand service offerings to address emerging business demand and technology trends—CGI remains in the forefront of IT services for its clients in a number of ways. These include its specialization in five targeted economic sectors; non-exclusive strategic alliances with major software and hardware vendors; development of proprietary IT solutions to meet the competitive requirements of clients; regular training and professional interchange of expertise and experience within CGI; and acquisitions to gain new technology and expertise.

Material developments regarding major commercial customers resulting from such causes as changes in financial condition, mergers or acquisitions—With the exception of BCE Inc., its subsidiaries and its affiliates, no one company or group of related companies represents more than 10% of total revenue.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client requirements. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Outlook

CGI’s growth has come from a balance of internal and external growth, with large acquisitions and outsourcing contracts being the main growth drivers. Outsourcing is becoming more pronounced due to user technical skills shortages, rapidly advancing new technologies, client competitive pressures and the need to adopt an e-business model. There is pent-up demand for outsourcing and systems integration, and there are signs that the slowdown is beginning to reverse.

Additionally, as e-business efforts have become more complex, there has been a shift in e-business contracts from the specialized consulting and software firms to full service IT outsourcing firms. These developments and others augur well for established IT services firms such as CGI.

CGI believes that its competitive strengths for e-business, as for other business, include its leading technology, its full range of IT services for all platforms, from legacy systems to Web-based platforms, its strategic understanding of our targeted markets, its ISO 9001 certified methodology which enables CGI to deliver on time and on budget, and its strong financial position.

Also, CGI’s solid balance sheet with a strong liquidity position enables it to capitalize on acquisition opportunities and is an important strength when bidding on large contacts. CGI maintains a conservative approach to financial management.

4.2.4	Fiscal 1999

Note: Please note that in fiscal 2002, CGI restated certain items of its financial statements for the years 1998-2002. The following section does not reflect such restatements. For a view reflecting such changes, please refer to CGI’s fiscal 2002 financial statements in the annual report.

Corporate Overview

CGI is the fifth largest independent information technology (IT) services company in North America and the largest in Canada, based on its revenue run-rate at the end of fiscal 1999. Headquartered in Montreal, CGI has strategic business units organized along geographic lines except for the Telecommunications strategic business unit which is industry based. Business units in Canada and the United States provide end-to-end IT services in five economic sectors (telecommunications, financial services, manufacturing to retail value chain, governments, public utilities and services), while business units outside of North America focus on two economic sectors, financial services and telecommunications. Based on 1999 revenue, some 72% of the Company’s business is IT outsourcing, 17% is systems integration and 11% is consulting. The outsourcing business generates 85% of its revenue from higher value added Tier 2 and Tier 3 activities and 15% from Tier 1 activities (see Glossary on inside front cover of the 1999 annual report for Tier 1, 2 and 3 definitions).

The Company has 40 offices across Canada and the United States, offices in the United Kingdom and a presence in some 23 countries around the world. CGI has 10,000 employees, and some 2,500 clients worldwide. The Company has four state-of-the-art data centres in Canada, providing IT facilities management to clients coast-to-coast, and one data centre in the United States.

Acquisitions

During fiscal 1999, CGI made two business acquisitions, which have contributed IT expertise and additional market presence in Canada and the United States.

On January 1, 1999, CGI acquired the assets and all contracts of Technologie Desjardins Laurentienne (“TDL”), which provides Desjardins Laurentian Financial Corporation and other clients such as Laurentian Bank with IT, telecommunications, document printing and insertion services. TDL’s contracts at the time of closing totalled $155 million over five years. Approximately 100 TDL employees joined CGI as part of the agreement. CGI acquired the assets and contracts of TDL for $23.2 million, of which $18.5 million was goodwill.

On July 1, 1999, CGI acquired DRT Systems International L.P. and DRT Systems International (jointly “DRT”), an independently operated business unit of Deloitte Consulting that provides systems development and systems integration services throughout North America. DRT significantly strengthens CGI’s position in the United States, where DRT generates about 85% of its revenue. At closing, DRT had US$100 million of annual revenue, 975 employees, and 12 offices including 10 across the United States in major business centres. DRT brings deep Web-application expertise and expands CGI’s client base for offering IT outsourcing services. CGI acquired DRT for $95.9 million, of which $68.8 million was goodwill.

Subsequent to year end, on October 26, 1999, CGI acquired New Brunswick-based MCM Technology Inc., which has leading edge component-based development expertise. With this transaction, CGI now has four offices and 200 professionals in Eastern Canada.

Performance Overview

Fiscal 1999 marked the twenty-third consecutive year of revenue growth for CGI. Revenue increased by 90% to $1,409.5 million in fiscal 1999, and by 219% to $741 million in fiscal 1998. The Company achieves continuous incremental growth from IT services contracts of increasing average size and strategic acquisitions, and significant growth through large contracts and major acquisitions. These last two components represented 70% of the increase in revenue for fiscal 1999.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 111% to $214.3 million in fiscal 1999, and by 303% to $101.4 million in fiscal 1998, reflecting strong revenue growth and increasing operating margins. The EBITDA margin increased to 15.2% in 1999, from 13.7% in 1998 and 10.8% in 1997. Net earnings increased 141% to $83.8 million in fiscal 1999, and by 349% to $34.8 million in fiscal 1998 from $7.8 million in fiscal 1997. Earnings per share increased 110% to $0.63 (basic and diluted) in fiscal 1999, and by 200% to $0.30 in fiscal 1998, based on a 14% increase in the weighted average number of shares in fiscal 1999, and a 51% increase in fiscal 1998. The net margin increased to 5.9% in fiscal 1999, from 4.7% in 1998 and 3.3% in fiscal 1997.

Revenue increased 21% to $394 million in the fourth quarter of fiscal 1999, and by 348% to $324.5 million in the fourth quarter of fiscal 1998. The increase in 1999 primarily reflects the acquisition of the assets and all contracts of TDL on January 1, 1999, the contribution from the $750 million, 10-year outsourcing contract with Bell Mobility) effective May 1, 1999, and the acquisition of DRT on July 1, 1999. The increase in 1998 reflects the Outsourcing Agreement with Bell Canada signed July 1, 1998.

EBITDA increased 32% to $56.5 million in the fourth quarter of fiscal 1999, and by 395% to $42.8 million in the same quarter of fiscal 1998. Net earnings increased by 40% to $22.6 million ($0.17 per share basic and diluted) in the last quarter of fiscal 1999, and by 463% to $16.1 million ($0.13 per share basic and diluted) in the fourth quarter of fiscal 1998.

Seasonality

CGI’s quarterly results reflect some seasonality, which has been offset to some extent by the Company’s continuing expansion and increasing emphasis on outsourcing contracts. The fourth quarter results reflect the impact of summer vacations.

Comparison of Operating Results for the years ended September 30, 1999, 1998 and 1997

Revenue
Revenue increased by 90% in fiscal 1999 to $1,409.5 million and by 219% in fiscal 1998 to $741 million. The increase in fiscal 1999 reflects the 10-year Bell Canada IT Outsourcing Agreement (through the acquisition of Bell Sygma) and the acquisition of BSI for the full year versus only three months in fiscal 1998. The increase also reflects the acquisition of TDL effective January 1, 1999, the $750 million, 10-year Bell Mobility contract effective May 1, 1999, and the acquisition of DRT on July 1, 1999. Bell Sygma, BSI, and TDL are now fully integrated into CGI, and DRT will be integrated by 1999 calendar year end. Revenue growth in fiscal 1998 primarily resulted from the Bell Canada Outsourcing Agreement, and the acquisition in April and November 1997 of two companies focussed on IT services in retail banking and the property and casualty insurance businesses, respectively.

Prior to significant business acquisitions made in fiscal 1998, CGI was organized essentially on a geographic basis with office locations throughout Canada and was considered to be active in one single segment. During the fourth quarter of 1998, CGI reorganized its activities into six strategic business units, two of which, International and Western Canada, have been combined into “Other” due to their relative size. Each business unit offers end-to-end IT services. In fiscal 1999, the contribution to revenue by business unit was: Telecommunications, 36%; Ontario and Atlantic Provinces, 23%; Quebec, 19%; International and Western Provinces (Other), 12%; and the United States, 10%.

The geographic mix of revenue for fiscal 1999 was 81% from Canada, 10% from the United States and 9% outside of North America, primarily in the United Kingdom and Europe. In fiscal 1998, the mix for the year was 83% from Canada, 13% from the United States, and 4% from Other. In fiscal 1997, the mix was 96%, 3% and 1%, respectively.

The mix by services line in fiscal 1999 was 72% from outsourcing, 17% from systems integration, and 11% from consulting. This compares with 70%, 18% and 12%, respectively in fiscal 1998, and 42%, 35% and 23%, respectively, in fiscal 1997.

Operating expenses
Costs of services, selling and administrative expenses represented 84.1% of revenue in fiscal 1999, compared with 85.5% in 1998 and 87.8% in 1997. The improvement reflects efficiencies resulting from applying ISO 9001 certified business processes, synergies resulting from integration of acquisitions, and increasing economies of scale.

Research and development expenses amounted to $9.6 million in fiscal 1999, compared with $6 million in 1998 and $3.1 million in 1997. The R&D focus in 1999 was primarily on the development of an IT business solution geared to the property and casualty insurance business in the United Kingdom and Europe.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
EBITDA increased 111% to $214.3 million in fiscal 1999, and by 303% to $101.4 million in fiscal 1998, reflecting continuing strong revenue growth and increasing operating margins. The increase in the EBITDA is largely attributable to the contribution of major outsourcing contracts added at the end of fiscal 1998 and during fiscal 1999. The EBITDA margin increased to 15.2% in 1999, from 13.7% in 1998 and 10.8% in 1997.

Depreciation and amortization
Total depreciation and amortization increased 68% to $64.9 million in fiscal 1999, and by 300% to $38.7 million in fiscal 1998. The increase in depreciation and amortization of fixed assets reflects investment in new assets, and assets resulting from acquisitions. The increase in the amortization of costs related to outsourcing contracts primarily relates to licensing fees and other expenses incurred in the course of IT management contracts. Goodwill is amortized over 20 years, and the increase in the amortization of goodwill reflects the business acquisitions of the past year.

Interest
Interest expense is largely related to the financing of acquisitions, notably DRT effective July 1, 1999. Interest income relates to investment of cash balances in short-term fixed income instruments.

Income taxes
The income tax rate was 45.3% in fiscal 1999, compared with 45.8% in fiscal 1998 and 40.9% in 1997. The increase in the tax rate from 1997 reflects the increase of the goodwill related to business acquisitions, which is not deductible for tax purposes, and from significant tax benefits derived through a business acquisition in 1997.

Net earnings
Net earnings increased 141% to $83.8 million in fiscal 1999, and by 349% to $34.8 million in fiscal 1998. The net margin increased to 5.9% in 1999, from 4.7% in fiscal 1998, and 3.3% in fiscal 1997. Earnings per share increased 110% to $0.63 (basic and diluted) in fiscal 1999, and by 200% to $0.30 in fiscal 1998. The weighted average number of shares outstanding increased by 14% to 133,984,541 in fiscal 1999, and by 51% to 117,307,162 in 1998, adjusted for two for one share splits in August and December 1997 and May 1998. The increase in the weighted average number of shares outstanding results primarily from the exercise of stock options in fiscal 1999, and from the issuance of shares related to business acquisitions, as well as the exercise of options in fiscal 1998.

Reconciled in accordance with United States GAAP, net earnings were $86.1 million ($0.64 per share basic and diluted) in fiscal 1999, $32.8 million ($0.28 per share basic and diluted) in fiscal 1998 and $6.1 million ($0.08 per share) in fiscal 1997. Differences between Canadian GAAP and United States GAAP arise mainly from the difference in the method used for foreign currency translation, research and development expenses and the method used to account for income taxes.

Liquidity and financial resources
CGI concluded the fiscal year with a strong balance sheet and cash position which, together with bank lines, is sufficient to support the Company’s growth strategy. Just prior to the end of fiscal 1999, the Company arranged an additional $250 million revolving credit facility with four Canadian chartered banks. The credit facility is available for acquisitions and for general working capital purposes, and can be locked into a three-year term at the Company’s initiative.

Operating cash flow increased 119% to $162 million ($1.21 per share) in fiscal 1999 and by 240% to $74 million ($0.63 per share) in fiscal 1998. When adjusted for changes in non-cash operating working capital items, the operating cash flow was $76.5 million in fiscal 1999, $150.4 million in 1998 and $8.4 million in fiscal 1997. The changes in non-cash operating working capital items in fiscal 1999 reflect an increase in accounts receivable and work in progress related to increased business volumes and major systems integration contracts signed during the year.

Through financing activities, the Company issued $5 million of shares through its Share Option Plan in fiscal 1999, $47.7 million of shares through the Share Option Plan and for cash to Bell Canada to maintain its proportionate equity interest in 1998, and $2.9 million of shares through the Share Option Plan and for cash in 1997. The net increase in long-term debt of $48.5 million in 1999 reflects the funding of the DRT acquisition compared to a net decrease of $18.8 million in the previous year reflecting repayment of a revolving credit facility.

Cash used for investing activities totalled $208.4 million in fiscal 1999, $44.3 million in 1998 and $37 million in 1997. Business acquisitions (net of cash acquired) in 1999 include DRT and TDL. Costs related to outsourcing contracts include costs incurred for the re-engineering of business processes and investments to achieve synergies. These costs also include software licensing fees and costs related to development of business solutions.

The Company had a net cash position decrease amounting to $79.2 million in fiscal 1999, compared with a net cash position increase of $136.2 million in 1998 and a net cash position decrease of $6.2 million in 1997.

Balance Sheet – Fiscal Year-Ends 1999-1998

Assets totalled $866.5 million at September 30, 1999, compared with $744.9 million at the end of fiscal 1998. The increase reflects a $70.7 million increase in goodwill, attributed to the acquisitions of TDL and DRT, and increases in accounts receivable and costs related to outsourcing contracts, which reflect the increased revenue base. Working capital amounted to $97.6 million at the end of fiscal 1999, compared with $64 million at the end of fiscal 1998. At September 30, 1999, CGI had cash and cash equivalents amounting to $42.2 million, compared with $121.4 million at the end of fiscal 1998. The reduction in cash and cash equivalents reflects the cash used for business acquisitions. The Company’s current portion of long-term debt remained stable.

CGI continued to achieve efficient management of current assets with a turnover rate of 49 days for accounts receivable, compared with 52 days in fiscal 1998. The notable progress in 1999 reflects the increasing proportion of outsourcing business and the corresponding increase in contracts providing for pre-payment each month. The increase in work in progress turnover from three days to 19 days results from major systems integration contracts signed during the year.

The increase in goodwill to $358.8 million in fiscal 1999 and $288.1 million in fiscal 1998 is largely attributable to the excess of the purchase price over the fair values of the net assets acquired. These acquisitions comprise TDL and DRT in 1999, and Bell Sygma and BSI, the Insurance Systems group of Teleglobe Inc. and Perigon Solutions Inc. in fiscal 1998.

Long-term debt of $59.8 million at the end of fiscal 1999 mostly reflects the partial drawdown of a revolving credit facility related to the funding of the DRT acquisition, as well as $13.4 million of obligations under capital leases. The Company reduced its long-term debt in fiscal 1998 to $11.3 million, through the repayment of a revolving credit facility.

Risks and Uncertainties

Year 2000 issue
This section is a Year 2000 Readiness Disclosure Statement.

For CGI, the Year 2000 (Y2K) issue encompasses the costs required to make its internal systems and those it uses to provide services to its clients, Y2K compliant, as well as providing a revenue opportunity which the Company has managed to keep within 5% of its annual revenue. CGI has completed all five stages of its Year 2000 compliance methodology (assessment, analysis, remediation, testing and implementation) for most of its business units. Exceptions concern essentially recent acquisitions, which have been audited and integrated in the overall project, and testing project extensions demanded by clients. No impact is expected on services that CGI provides.

The net cost to CGI of achieving Y2K compliance has not exceeded 1% of annual revenue in any year. The total amount spent to date on Y2K compliance is $23 million, and the remaining cost is approximately $5 million.

CGI began Y2K remediation at the business unit level in 1995 and established a senior-level multi-disciplinary steering committee in 1997 to ensure standard methodology throughout the Company for achieving Y2K compliance and to set and manage milestones leading to Y2K compliance. The corporate steering committee includes an external counsel and regularly reviews Y2K readiness, and provides a status report to the Board of Directors on a quarterly basis. Each business unit has a steering committee which reports regularly to the corporate steering committee.

CGI’s methodology comprises five phases: Assessment, Analysis, Remediation, Testing, and Implementation. As with all projects, CGI applies its ISO 9001 certified Project Management Framework to Y2K compliance. The five phases are summarized below.

Assessment: An assessment was made of the impact of the Y2K issue across the Company, including: systems operated for outsourcing clients, financial systems, operating systems, electronic interfaces with customers, suppliers and others; telephone and communications systems; automated security and access systems; and other devices that rely on computer or embedded chip technology. The assessment identified CGI-controlled internal and CGI client-used computer hardware with embedded chips and software that contain date dependent code, and prioritized mission critical systems. Other sources of risk such as dependence on suppliers, interconnectivity and the readiness of foreign trading partners were assessed.

Analysis: Detailed analysis included a global conversion strategy, detailed costs and planning, prioritizing of mission critical applications, requests for verification of Y2K compliance from hardware and software vendors, and assessment of the need for contingency plans.

Remediation, Testing and Implementation: These three stages of the methodology followed in sequence over differing intervals depending on the complexity of the IT application and whether it was integrated with external applications.

Remediation involved conversion of information systems, codes and computer language to achieve Y2K compliance and replacement of non-compliant hardware and software. In 1997, CGI established two facilities dedicated to fixing codes and converting computer language for CGI internal systems and clients.

Testing included three levels: parallel testing of the converted application with the existing one up to the date when it stops being compliant (the failure date); date advancing to the 1999-2000 boundary and Year 2000 leap year; and full date advancing testing on compliant infrastructures.

Implementation involved installing the compliant code and equipment in the production environment.

Documentation: An important part of CGI’s Project Management Framework is documentation. All strategic business units were required to document their Y2K conversion effort in a full Project Management plan, including background, scope, activities, deliverables, project structure, roles and responsibilities, and management procedures. They were also required to produce a Certification Package documenting due process for Y2K readiness of CGI’s major systems and products.

Third party exposures: Suppliers of products used by CGI and representing a potential risk have been contacted and asked for a formal statement of compliance, including conformance to a strict definition of Y2K compliance. If the product was not compliant, version number, price and availability date of the compliant version was required and progress to compliance was monitored. Business partners and clients were also contacted, where appropriate. Some vendor products were also tested by CGI as a precautionary measure. An ongoing process of keeping vendor compliance statements up to date has also been implemented. Exposure to liability: CGI writes its contracts to limit liability. A full examination of contracts active at any time after January 1, 1996 and contracts above $1 million active after January 1, 1994 was undertaken to identify any potential Y2K issues. Contracts where issues were found were to receive formal, documented resolution.

Year 2000 upgrade and conversion projects are completed. The only exceptions are recently acquired business units, where Year 2000 efforts are being validated and completed if required, and projects where clients have required extensions.

Contingency plans: CGI has developed and tested contingency plans for critical business functions used in providing services to clients, directly or indirectly. Command and Communication Centers are now activated in all business units and at corporate headquarters to ensure optimal response in case Y2K issues are uncovered.

Other risks and uncertainties
Risks and uncertainties faced by participants in the IT services industry include: competition for contracts, the availability and cost of qualified IT professionals, potential liability if contracts are not successfully carried out, the ability to continue to develop and expand service offerings to address emerging business demand and technology trends, and material developments regarding major commercial customers resulting from such causes as changes in financial condition, and mergers or acquisitions.

CGI mitigates such risks and uncertainties in a number of ways.

CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of this approach codified under ISO 9001 certified processes, and in corporate manuals. These processes were developed to meet CGI’s high standards for consistently delivering to clients’ specifications and are based on strong values underlying its customer-focused corporate culture. These processes contribute to CGI’s high contract win rate and renewal rate. This disciplined approach has additionally been an important factor in the successful integration of the human and capital resources of acquired companies and the IT operations of outsourcing clients. During 1999, 11 sites obtained the ISO 9001 certification.

The strong growth of the IT industry is placing strong demand on qualified people. CGI has been able to successfully staff for its needs because its corporate culture, strong values and emphasis on career development and performance-driven remuneration have made the Company a preferred employer for qualified professionals. CGI has put in place a comprehensive program to attract and retain qualified and dedicated professionals. CGI also gains qualified professionals through outsourcing contracts, and typically deploys 60% to 75% of them on the new contract and the rest elsewhere within CGI.

CGI remains in the forefront of IT services for its clients in a number of ways. These include its specialization in five targeted economic sectors; non-exclusive strategic alliances with major software and hardware vendors; development of proprietary IT solutions to meet the competitive requirements of clients; regular training and professional interchange of expertise and experience within CGI; and acquisitions to gain new technology and expertise.

CGI has a strong and growing order backlog of primarily outsourcing contracts averaging eight years in duration and emphasizing higher value added Tier 2 and Tier 3 work. This backlog provides a base of guaranteed revenue flow into the future. CGI’s increased critical mass and end-to-end services have qualified the Company to make proposals for the largest IT services contracts in North America and this broadened market increases its growth potential.

With the exception of BCE Inc., which at the end of fiscal 1999 had a 45% equity interest in CGI, no one Company or group of related companies represents more than 5% of total revenue. The BCE group of companies represented 37% in fiscal 1999, and CGI expects to reduce that percentage below 30% over the long term by increasing non-BCE business.

Outlook

CGI’s business plan calls for a balance of organic and external growth, with emphasis on organic growth in Canada and acquisitions in the United States.

The Company will continue to support organic growth through software licensing agreements, and through strategic partnerships such as the enterprise alliance signed in September 1999 with Microsoft Corporation. CGI’s strategic relationship with BCE Inc. positions the Company as the preferred IT services provider to the BCE group of companies and a business partner when bidding on certain third-party contracts. This relationship has led to significant new business in North America and South America, and contributes to future growth potential. With the Portugal Telecom agreement signed in October 1999, CGI further strengthens its position in the IT services industry in Europe. Web-based IT assignments represent an increasing percentage of CGI’s business, and the Company is continually deepening and broadening its expertise in this area through training, alliances and acquisitions. CGI also continues to develop and refine proprietary business solutions for its target markets.

The Company’s markets present significant growth opportunities. With its emphasis on outsourcing, notably higher value added Tier 2 and Tier 3 IT activities, CGI is benefiting from the increasing trend to IT outsourcing by mid and large-sized organizations. Research from International Data Corporation (IDC) commissioned by CGI has identified the potential IT domain, excluding hardware and software sales, as well as part of the IT spending already outsourced by companies, to be US$34 billion in Canada, US$639 billion in the United States and US$498 billion in Europe.

CGI is an acquisitor in the IT services industry, which is fragmented and undergoing significant consolidation. The Company has completed 17 acquisitions in the past 13 years. The expertise it has developed for successfully integrating acquisitions, and also outsourcing contracts, is an important strength for managing its rapid growth.

The Company plans to focus primarily on developing business in North America, while selectively pursuing opportunities in Europe and South America.

CGI considers its large order backlog, amounting to $7.5 billion at the end of fiscal 1999, to be an important strength in all economic environments. It provides guaranteed revenue into the future, and contributes to stability and predictability of performance.

CGI’s solid balance sheet with a strong liquidity position enables it to capitalize on acquisition opportunities and is an important strength when bidding on large contacts. CGI maintains a conservative approach to financial management.

4.3	Statistics for Past Nine Quarters (2001-2003)
Please note that all amounts are in thousands of dollars, except per share amounts.
	Fiscal year 2003		Fiscal year 2002					Fiscal year 2001

	Q1		Q4	Q3	Q2	Q1		Q4	Q3	Q2	Q1

	31/12/02	|	30/09/02	31/03/02	30/06/02	31/12/01	|	30/09/01	31/03/01	30/06/01	31/12/00
Revenue	588,984	|	571,860	553,355	531,901	512,497	|	461,907	398,495	370,031	329,958
Earnings before amortization of goodwill	37,020	|	35,524	36,476	33,187	30,612	|	27,272	24,312	22,198	16,142
Basic per share(1)	0.10	|	0.09	0.10	0.09	0.08	|	0.08	0.08	0.08	0.06
Net Earnings	37,020	|	35,524	36,476	33,187	30,612	|	19,821	17,340	15,206	10,422
Basic per share(1)	0.10	|	0.09	0.10	0.09	0.08	|	0.06	0.06	0.05	0.04

(1) Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998 and January 7, 2000.
4.4	Management’s Discussion of Quarterly Results

In the first quarter ended December 31, 2001, revenue increased 55.3% to $512.5 million, from $330.0 million in the same quarter the year before, and was up 11.0% sequentially over fourth quarter revenue of $461.9 million. The significant growth in revenue was due primarily to continuing strong demand for outsourcing services, across all geographic areas, but especially in Canada. Revenue growth also reflected the contribution of acquisitions completed in the past 12 months. Net earnings in the first quarter increased 89.7% to $30.6 million, against comparable earnings before amortization of goodwill of $16.1 million in the same quarter one year prior. Net earnings per share of $0.08 for the quarter were up $0.02 over the $0.06 reported for the first quarter of fiscal 2001, after accounting for a 34.0% year-over-year increase in the weighted average shares outstanding.

Revenue in the second quarter ended March 31, 2002 increased 43.7% to $531.9 million, from $370.0 million in the same quarter of 2001. In addition to solid organic growth of 29.6%, the increase in revenue also reflected the contribution of acquisitions completed in the previous 12 months. Net earnings in the second quarter increased 49.5% to $33.2 million, against comparable earnings before amortization of goodwill of $22.2 million in the same quarter of fiscal 2001. Net earnings per share of $0.09 for the quarter were up $0.01 over $0.08 reported for the second quarter one year prior, despite a 31.7% year-over-year increase in the weighted average number of shares outstanding.

In the third quarter ended June 30, 2002, revenue increased 38.9% to $553.4 million, from $398.5 million in the same period of fiscal 2001. The year-over-year organic growth of 25.1% was driven by a combination of new client wins, renewals, and meaningful add-on projects from existing clients. Net earnings in the third quarter increased 50% to $36.5 million, against comparable earnings before amortization of goodwill of $24.3 million in the same quarter of fiscal 2001. Net earnings per share of $0.10 for the quarter were up over earnings before amortization of goodwill of $0.08 reported in the same quarter of the previous year.

Revenue for the fourth quarter ended September 30, 2002 increased 23.8% to $571.9 million, from $461.9 million in the same quarter of fiscal 2001. The year-over-year organic gorwth of 20.6% was driven by a combination of new client wins, renewals, and add-on projects from existing clients. Net earnings were $35.5 million, up 30.3% against comparable earnings before amortization of goodwill of $27.3 million in the same quarter one year prior. Net earnings per share were $0.09 for the quarter, compared with earnings per share before amortization of goodwill of $0.08 reported in the fourth quarter of fiscal 2001.

5.	EVENTS SUBSEQUENT TO FISCAL 2002 AND OUTLOOK
5.1	Subsequent Events

5.1.1	Strategic Developments

On November 12, 2002, CGI announced the signing of a binding memorandum of understanding (MOU) for the acquisition of the Underwriters Adjustment Bureau Ltd. (UAB) with an annualized revenue run rate of approximately CDN$100 million. The acquisition, which closed on January 8, 2003. The purchase price was CDN$53 million and the transaction is expected to be accretive to CGI’s fiscal 2003 earnings. The acquisition of UAB significantly expanded CGI’s business processing capabilities for the insurance industry.

On December 6, 2002, CGI announced an offer to purchase all of the outstanding common shares of COGNICASE Inc. In connection with this offer, CGI entered into a lock-up agreement with National Bank of Canada, the largest shareholder (9,450,187 shares or approximately 15%) and largest client of COGNICASE, , whereby National Bank of Canada agreed to tender its shares to CGI.

On January 1, 2003 CGI and COGNICASE entered into a support agreement (the “Support Agreement”) whereby COGNICASE supported CGI’s revised Offer and the Board of Directors of COGNICASE agreed to recommend the acceptance of such revised Offer to its shareholders. The consideration payable under CGI’s revised Offer was increased from $4.25 to $4.50 cash and from 0.5484 to 0.6311 Class A Subordinate Shares of CGI per COGNICASE share.

On January 14, 2003, CGI announced the successful completion of its offer to acquire all of the outstanding common shares of COGNICASE, given that a total of approximately 64.5 million common shares of COGNICASE Inc. were deposited by shareholders of COGNICASE at or prior to midnight on January 13, 2003. This represented approximately 90.2% of the then 71.5 million outstanding common shares of COGNICASE.

Furthermore, Messrs. Serge Godin, André Imbeau and Jean Brassard, as well as BCE Inc. and/or any affiliate thereof, elected not to exercise their pre-emptive rights in connection with the issuance of Class A Subordinate Shares pursuant to the Offer for COGNICASE.

5.1.2	First-Quarter Results for Fiscal 2003

Revenue for the first quarter ended December 31, 2002 increased 14.9% to $589.0 million, from $512.5 million in the same quarter last year. The year-over-year organic growth of 12.2% was driven by a combination of client wins, renewals, and add-on projects from existing clients.

Earnings before interest and income taxes (EBIT) was $60.7 million in the first quarter, up 15.6% over last year’s first quarter EBIT of $52.6 million. The EBIT margin was 10.3% for the quarter, compared with 10.3% in last year’s first quarter, and was affected by restructuring activities including severance costs related to the Company’s operations in France.

Net earnings in the first quarter were up 20.9% to $37.0 million, compared to $30.6 million in the same quarter a year ago. Earnings per share increased to $0.10 for the quarter, compared with earnings per share of $0.08 reported in last year’s first quarter. The net margin improved to 6.3%, compared with 6.0% in the first quarter of fiscal 2002. In addition to profitable growth of the business, a lower tax rate of 39.7%, down from 41.3% in last year’s first quarter, contributed to higher net earnings.

5.2	Outlook for Fiscal 2003

CGI expects to be able to deliver continued growth in fiscal 2003. The Company’s strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI’s solid balance sheet and liquidity position represent strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in Canada, the US and Europe, particularly the UK. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, and the adjustment made to comply with the EITF 01-9 of the Financial Accounting Standards Board, the Company has provided the following guidance for the fiscal year ending September 30, 2003. This guidance is before the effect of potential large outsourcing contracts or large acquisitions, contributing more than $100 million per year in annual revenue. Base revenue for the year is expected to be between $2.4 billion and $2.6 billion, representing between 11% and 20% growth over fiscal 2002 results. Net earnings per share should be in the range of $0.43 to $0.47.

Margin improvement remains among CGI’s most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administration expenses.

5.3	Forward-looking statements

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

6.	DIRECTORS AND OFFICERS
6.1	Directors

WILLIAM D. ANDERSON (b) Director since 1999 Class A Subordinate Shares: 1,000 (¤)	William D. Anderson is President of BCE Ventures, responsible for BCE Inc.'s investment in a number of companies including CGI. A chartered accountant, Mr. Anderson previously was Chief Financial Officer (CFO) of Bell Canada, CFO of BCE Inc. and CFO of Bell Cablemedia plc. He is on the advisory board of the Richard Ivey School of Business, and a member of the Standard Advisory Board of the Comptroller General of Canada.

CLAUDE BOIVIN (a) Director since 1993 Class A Subordinate Shares: 106,596 (¤) Deferred stock units: 4,916 (•) Stock options: 19,828	Claude Boivin held a number of senior positions at Hydro Quebec, and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a Director of Tembec Inc., Heroux Devtek, Groupe Laperriere et Verreault Inc. and Fonds Boralex Energie.

JEAN BRASSARD Director since 1978 Class A Subordinate Shares: 232,071 (¤) Class B Shares: 1,334,496 (¤) Stock options: 228,000	Jean Brassard is Vice-Chairman of the Board, and was, until year 2000, President and Chief Operating Officer of CGI. He contributed to CGI growth in Canada, in USA and Europe. He joined CGI in 1978. Mr. Brassard is also member of the AGTI Consulting Services' and CIA's board, two subsidiaries of CGI. He also serves as Director of several organizations, including the University of Laval Foundation and the Centre d'Art d'Orford.

CLAUDE CHAMBERLAND (b) Director since 1998 Class A Subordinate Shares: 11,396 (¤) Deferred stock units: 4,382 (•) Stock options: 16,559	Claude Chamberland has spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to management and general management of operating businesses but, at times, included R&D, information technology and construction management. He is an administrator of McGill University Health Center, Intellium Technologies Inc., FRE Composites Inc. and some non-profit organizations. He is also a member of the advisory board of Hatch Associates Ltd.

ROBERT CHEVRIER (*) Nominee for 2003 Class A Subordinate Shares: 5,000 (¤)	Robert Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc. He also serves as a Director of Bank of Montreal, G.T.C. Continental Group Ltd., Les Boutiques San Francisco Incorporees and Richelieu Hardware Ltd.

PAULE DORÉ Director since 1996 Class A Subordinate Shares: 474,641 (¤) Stock options: 305,000	Paule Dore is Executive Vice-President and Chief Corporate Officer, and Coporate Secretary of CGI. Prior to joining CGI in 1990, she was General Manager of the Montreal Chamber of Commerce. Ms. Dore was President of the Board of Trade of Metropolitan Montreal and currently is a Director of AXA Insurance Canada. She is also Director of several non-profit organizations, including the Canadian Centre for Architecture.

SERGE GODIN (c) Director since 1976 Class A Subordinate Shares: 567,345 (¤) Class B Shares: 28,216,507 (¤) Stock options: 875,000	Serge Godin is Chairman and Chief Executive Officer. Mr. Godin co-founded CGI in 1976 and has led its development since then. Mr. Godin received a special distinction from the University du Quebec for his lifetime professional and business achievements and personal involvement in social issues. In June 2000, he was awarded an honorary Doctor of Law degree from Concordia University. He is a Director of the Canadian Council of Chief Executives, and participates in many charitable and community organizations.

ANDRÉ IMBEAU Director since 1976 Class A Subordinate Shares: 230,654 (¤) Class B Shares: 4,221,165 (¤) Stock options: 545,000	Andre Imbeau is Executive Vice-President and Chief Financial Officer, and Treasurer of CGI. Mr. Imbeau co-founded CGI in 1976 and is head of finance and administration since then. He is a member of the Financial Executives Institute Canada. He was selected CFO of the year in 2001 by Canadian Business Magazine.

DAVID L. JOHNSTON (b) Director since 1994 Class A Subordinate Shares: 74,120 (¤) Deferred stock units: 4,916 (•) Stock options: 19,878	David L. Johnston has been Lead Director of CGI since 1996. Dr. Johnston is President and Vice-Chancellor of the University of Waterloo, appointed in 1999, and previously was professor at McGill's Faculty of Law, following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored books providing the legal perspective on e-business, the information highway and corporations. Dr. Johnston has 12 honorary doctorates and is a Companion of the Order of Canada. He is a Director of Alcatel Canada Inc. and Emco Ltd.

EILEEN A. MERCIER (a) Director since 1996 Class A Subordinate Shares: 15,774 (¤) Deferred stock units: 2,191 (•) Stock options: 13,795	Eileen A. Mercier formed Finvoy Management Inc., a management consulting firm, in 1995 and serves as President. Previously, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a Director of several corporations including Hydro One Inc., Quebecor World Inc., ING Bank Canada, Winpak Limited and Teekay Shipping Corp., and of non-profit organizations including York University and the University Health Network. Ms. Mercier holds an MBA from York University.

C. WESLEY M. SCOTT Director since 2001 Class A Subordinate Shares: 1,000 (¤) Deferred stock units: 2,291 (•) Stock options: 14,582	C. Wesley M. Scott is a retired executive of the BCE Group, having held a number of positions, including Chief Corporate Officer of BCE, Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks. He is a director of a number of public companies: BCE Emergis Inc., Bell Canada International Inc., Sears Canada Inc. and Solectron Corporation.

GERALD T. SQUIRE Director since January 2003	Gerald T. Squire retired from his position as President and CEO of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire participated in a number of professional organizations including as Chairman of the Insurance Institute of Canada and Director of the Insurance Bureau of Canada and International Cooperative and Mutual Insurance Federation.

ROBERT TESSIER Director since January 2003 Class A Subordinate Shares: 3,000 (¤)	Robert Tessier has been President and Chief Executive Officer of Gaz Metroplitan inc. since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power equipment and railway material. Mr. Tessier is President of the Board of the Canadian Gas Association and of the Montreal Institute of Cardiology. He is a Director of AXA Canada and Investors Group Corporate Class Inc.

SIIM A. VANASELJA Director since 2002 Class A Subordinate Shares: 5,000 (¤)	Siim A. Vanaselja is Chief Financial Officer of BCE Inc., a position he has held since January 2001. A chartered accountant, Mr. Vanaselja joined BCE Inc. in 1994 from KPMG Canada where he was a partner. He is a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Officers and Moody's Canadian CFO Council.

(a)	Member of the Audit Committee
(b)	Member of the Human Resources and Corporate Governance Committee
(c)	Ex-officio member of the Human Resources and Corporate Governance Committee
(¤)	Number of shares beneficially owned or controlled
(•)	For more information regarding deferred stock units (“DSUs”), please refer to the “Remuneration of Directors” section of the Company’s Information Circular

For the past five years, all of the nominees have been engaged in their present occupation or in other management capacities with the companies with which they currently hold positions, except for: Mr. William D. Anderson who, prior to December 2000, was Chief Financial Officer of BCE Inc.; Mr. Jean Brassard who, prior to October 2000, was President and Chief Operating Officer of CGI Group Inc.; Mr. Claude Chamberland who, prior to May 2001, was President of Alcan International Ltd.; Mr. Robert Chevrier who, prior to March 2001, was Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc.; Mr. C. Wesley M. Scott who, prior to March 2001, was Chief Corporate Officer of BCE Inc.; Mr. Gerald T. Squire who, prior to April 2002, was President and Chief Executive Officer of The Co-operators Group; and Mr. Siim A. Vanaselja who, prior to January 2001, was Executive Vice-President and Chief Financial Officer of BCI Inc.

6.2	Officers
The following table states the names of CGI’s Senior Officers, their place of residence and their principal occupation within the five preceding years:

Name and place of residence	Principal occupation

Serge Godin Montreal, Quebec	Chairman of the Board and Chief Executive Officer

Jean Brassard Longueuil, Quebec	Vice-Chairman of the Board

David Anderson Toronto, Ontario	Senior Vice-President and Corporate Controller

Andre Bourque Montreal, Quebec	Senior Vice-President and Chief Legal Officer

Paule Dore Montreal, Quebec	Executive Vice-President and Chief Corporate Officer and Secretary

Andre Imbeau Beloeil, Quebec	Executive Vice-President and Chief Financial Officer and Treasurer

Andre Nadeau Montreal, Quebec	Executive Vice-President and Chief Strategy Officer

Luc Pinard Longueuil, Quebec	President, European Operations

Michael E. Roach Ajax, Ontario	President and Chief Operating Officer

Daniel Rocheleau Longueuil, Quebec	Executive Vice-President and Chief Business Engineering Officer

Jacques Roy Longueuil, Quebec	Senior Vice-President, Finance and Treasury

Joseph I. Saliba Boston, Massachussets	President,US and Asia Pacific, and Business Process Services

All of the above-mentioned persons have held the position set out opposite their names, or other executive or management functions in the Company or its subsidiaries during the last five years, except:

(i)	David Anderson, who was Chief Financial Officer of Bell Sygma Inc. until June 1998;
(ii)	André Bourque, who was external legal counsel to CGI until April 1998;
(iii)	André Nadeau, who was a professional consultant until October 1997;
(iv)	Michael E. Roach, who was President and Chief Executive Officer of Bell Sygma Inc. until June 1998;
(v)	Joseph I. Saliba, who was President, Outsourcing and Software Services with Sabre Group until July 2001.

7.	MARKET FOR SECURITIES
CGI’s Class A shares are traded on The Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB.
8.	ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the secretary of the Company, (i) a copy of the Annual Information Form of the issuer, together with one copy of any document, or the pertinent pages of any document incorporated by a reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2002 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Information Circular dated December 20, 2002 and (iv) a copy of the 2002 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, and principal holders of the Company’s shares is included in the Information Circular dated December 20, 2002.

Additional financial information on the last fiscal year ended September 30, 2002, is presented in the audited financial statements (pages 38 to 65) and under the title “Management’s Discussion and Analysis of Financial Position and Results of Operations” (pages 24 to 37), in the 2002 Annual Report.

The documents mentioned above are available at the Company’s head office:

1130 Sherbrooke Street West
5th Floor
Montreal, Quebec
H3A 2M8

Telephone: (514) 841-3200
Fax: (514) 841-3299

financial statements

Consolidated Statements of Earnings

Years ended September 30—(in thousands of Canadian dollars, except per share amounts)

	2002 $	2001 $	2000 $
Revenue	2,169,613	1,560,391	1,423,080

Operating expenses
Costs of services, selling and administrative expenses	1,842,854	1,328,460	1,244,901
Research	17,609	12,585	9,960

	1,860,463	1,341,045	1,254,861

Earnings before the under-noted:	309,150	219,346	168,219

Depreciation and amortization of fixed assets	37,781	32,536	26,387
Amortization of contract costs and other long-term assets (Note 5)	39,224	23,186	18,513

	77,005	55,722	44,900

Earnings before the following items:	232,145	163,624	123,319

Interest
Long-term debt	2,411	4,206	3,624
Other	(2,833)	(2,664)	(3,768)

	(422)	1,542	(144)

Earnings before income taxes, entity subject to
significant influence and amortization of goodwill	232,567	162,082	123,463
Income taxes (Note 8)	96,768	72,165	49,985

Earnings before entity subject to significant influence
and amortization of goodwill	135,799	89,917	73,478
Entity subject to significant influence	--	7	64

Earnings before amortization of goodwill	135,799	89,924	73,542
Amortization of goodwill, net of income taxes (Note 2)	--	27,135	17,876

Net earnings	135,799	62,789	55,666

Weighted average number of outstanding Class A
subordinate shares and Class B shares	377,349,472	299,500,350	270,442,354

Basic and diluted earnings per share before amortization of goodwill	0.36	0.30	0.27

Basic earnings per share	0.36	0.21	0.21

Diluted earnings per share	0.36	0.21	0.20

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

Years ended September 30—(in thousands of Canadian dollars, except per share amounts)

	2002 $	2001 $	2000 $
Retained earnings, beginning of year, as previously reported	245,945	183,156	139,080
Adjustment for change in accounting policy (Note 2)	--	--	(11,590)

Retained earnings, beginning of year, as restated	245,945	183,156	127,490
Net earnings	135,799	62,789	55,666
Share issue costs, net of income taxes (Note 7)	(3,800)	--	--

Retained earnings, end of year	377,944	245,945	183,156

See Notes to the Consolidated Financial Statements

CGI GROUP INC. 2002	39

financial statements

Consolidated Balance Sheets

As at September 30--(in thousands of Canadian dollars)

	2002 $	2001 $ (Restated, Note 2)
Assets
Current assets
Cash and cash equivalents	104,221	46,008
Accounts receivable (Note 3)	295,191	286,156
Income taxes	--	979
Work in progress	98,904	84,838
Prepaid expenses and other current assets	48,373	48,931
Future income taxes (Note 8)	12,567	17,998

	559,256	484,910
Fixed assets (Note 4)	145,381	123,391
Contract costs and other long-term assets (Note 5)	433,742	272,403
Future income taxes (Note 8)	28,661	29,002
Goodwill	1,133,852	1,118,963

	2,300,892	2,028,669

Liabilities
Current liabilities
Accounts payable and accrued liabilities	261,509	295,092
Deferred revenue	61,027	50,652
Income taxes	5,128	--
Future income taxes (Note 8)	26,301	21,013
Current portion of long-term debt (Note 6)	4,172	7,528

	358,137	374,285
Future income taxes (Note 8)	93,696	43,705
Long-term debt (Note 6)	4,328	32,752
Deferred credits and other long-term liabilities	65,116	74,813

	521,277	525,555

Shareholders' equity
Capital stock (Note 7)	1,332,621	1,198,096
Contributed surplus	3,652	211
Warrants and stock options (Note 7)	31,132	35,101
Retained earnings	377,944	245,945
Foreign currency translation adjustment	34,266	23,761

	1,779,615	1,503,114

	2,300,892	2,028,669

See Notes to the Consolidated Financial Statements

Approved by the Board
Signed	Signed
Serge Godin	André Imbeau
Director	Director

40	CGI GROUP INC. 2002

financial statements

Consolidated Statements of Cash Flows

Years ended September 30—(in thousands of Canadian dollars)

	2002 $	2001 $	2000 $
Operating activities
Net earnings	135,799	62,789	55,666
Adjustments for:
Depreciation and amortization of fixed assets	37,781	32,536	26,387
Loss on disposal of fixed assets	--	--	1,454
Amortization of contract costs and other long-term assets	62,783	33,460	21,991
Amortization of goodwill	--	28,586	19,153
Deferred credits and other long-term liabilities	(50,021)	(14,442)	--
Future income taxes	35,602	32,589	2,214
Foreign exchange loss (gain)	1,240	4,213	(497)
Entity subject to significant influence	--	(7)	(64)
Net change in non-cash working capital items (Note 11)	(45,737)	(5,722)	(58,754)

Cash provided by operating activities	177,447	174,002	67,550

Financing activities
Net variation of credit facility	(25,000)	(5,000)	(16,200)
Decrease of other long-term debt	(8,342)	(65,027)	(5,907)
Issuance of shares (Note 7)	131,736	54,206	10,931
Share issue costs (Note 7)	(5,500)	--	--

Cash provided by (used for) financing activities	92,894	(15,821)	(11,176)

Investing activities
Business acquisitions (net of cash) (Note 9)	(19,866)	(86,393)	(18,395)
Investment in a joint venture (Note 9)	(26,000)	--	--
Investment in an entity subject to significant influence	--	--	(514)
Purchase of fixed assets	(57,199)	(23,993)	(18,090)
Proceeds from sale of subsidiaries (Note 9)	10,365	--	--
Proceeds from sale of fixed assets	--	1,270	845
Contract costs and other long-term assets	(122,903)	(48,635)	(14,177)

Cash used for investing activities	(215,603)	(157,751)	(50,331)

Foreign exchange gain (loss) on cash held
in foreign currencies of self-sustaining subsidiaries	3,475	(3,763)	1,069

Net increase (decrease) in cash and cash equivalents	58,213	(3,333)	7,112
Cash and cash equivalents at beginning of year	46,008	49,341	42,229

Cash and cash equivalents at end of year	104,221	46,008	49,341

Supplementary cash flow information (Note 11)
See Notes to the Consolidated Financial Statements

CGI GROUP INC. 2002	41

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 1. Description of business

CGI Group Inc. (the “Company” or “CGI”), directly or through its subsidiaries, provides a full range of information technology (“IT”) services including management of IT and business functions, systems integration and consulting. The Company’s primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

Note 2. Summary of significant accounting policies

The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 16. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

Use of estimates
The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Principles of consolidation
The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company had the ability to significantly influence, was accounted for using the equity method.

Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company’s revenue is principally derived from outsourcing services.

        Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

        For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

        Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labour hours spent on the contract over the total estimated labour hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

42	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

        Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Depreciation and amortization
Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buidings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years
Software	1 to 5 years

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license costs.

        Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a)

Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates granted principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b)

Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c)	Transition costs incurred during transition period on long-term outsourcing contracts.

        Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.

        Costs of software licenses include licenses acquired for purposes of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

CGI GROUP INC. 2002	43

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 2. Summary of significant accounting policies (cont'd)

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

        Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

        During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives
The Company evaluates the carrying value of its long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. The Company does not have intangible assets with indefinite lives.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see “Contract costs and other long-term assets” described above).

Stock option plan
The Company has a stock option compensation plan, which is described in Note 7. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7.

Research
Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes, which replaced the deferral method with the liability method of tax allocation. The Company applied the recommendations retroactively without restating prior years.

44	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

        Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

        The change had the following cumulative effect on the October 1, 1999 accounts:

	INCREASE $	DECREASE $
Retained earnings		11,590
Goodwill		16,869
Current future income tax assets	9,060
Long-term future income tax assets	4,722
Current future income tax liabilities	15
Long-term future income tax liabilities	8,488

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

        Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustments in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These increases resulted principally from translating US dollars denominated goodwill.

        The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

        Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom (“UK”) subsidiaries which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in its economic and operating facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. (“IMRglobal” or “IMR”), completed in July 2001 (see Note 9), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders’ equity increased by approximately $1,400,000.

Preparation of Consolidated Financial Statements

a)	Amortization of incentives related to outsourcing contracts
During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services,

CGI GROUP INC. 2002	45

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 2. Summary of significant accounting policies (cont'd)

selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively.
b)	Foreign currency translation adjustment
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment resulted in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.
c)	Accounts receivable and deferred revenue
During the year ended September 30, 2002, the Company’s management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.
d)	Goodwill and integration liability
During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMR was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Note 3. Accounts receivable

	2002 $	2001 $
Trade	229,583	223,158
Other(1)	65,608	62,998

	295,191	286,156

(1)

Other accounts receivable include refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, to a maximum of $10,000 per year per eligible employee. This tax credit was increased during the year to 35% of salaries paid to a maximum of $12,500, retroactive to January 1, 2001. The Company became eligible to receive these tax credits starting May 11, 2000, upon its commitment to relocate to the E-Commerce Place. Other accounts receivable, as at September 30, 2002 and 2001, include refundable tax credits on salaries of approximately $38,446,000 and $32,513,000 respectively. Of these amounts, $43,184,000, $24,763,000 and $7,750,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2002, 2001 and 2000, respectively. The amount credited to expenses for 2002 includes a retroactive adjustment of $4,414,000 for fiscal 2001 in order to reflect the increase in tax credit rate from 25% to 35%.

These refundable tax credits on salaries carry certain conditions. The Company must be defined as an eligible company meaning that it will relocate to the E-Commerce Place. In addition, the Company must, every year, obtain an eligibility certificate from the ministère des Finances confirming that the Company operates “eligible activities” in a proportion of at least 75% as well as an eligibility certificate for employees working for the Company during the year. Should the Company fail to relocate to the E-Commerce Place or fail to meet other significant obligations required under the current tax credits on salaries program, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No future liability has been recorded related to any reimbursement clause as of September 30, 2002.

46	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 4. Fixed assets

	COST $	ACCUMULATED DEPRECIATION AND AMORTIZATION $	2002 NET BOOK VALUE $
Land	4,102	--	4,102
Buildings	24,724	761	23,963
Leasehold improvements	45,766	14,186	31,580
Furniture and fixtures	40,157	22,131	18,026
Computer equipment	120,854	94,986	25,868
Software	57,393	15,551	41,842

	292,996	147,615	145,381

	COST $	ACCUMULATED DEPRECIATION AND AMORTIZATION $	2001 NET BOOK VALUE $
Land	4,191	--	4,191
Buildings	23,397	167	23,230
Leasehold improvements	30,572	6,033	24,539
Furniture and fixtures	30,411	12,884	17,527
Computer equipment	112,276	70,140	42,136
Software	24,496	12,728	11,768

	225,343	101,952	123,391

Fixed assets include assets acquired under capital leases totaling $9,434,000 ($11,368,000 in 2001), net of accumulated depreciation and amortization of $22,209,000 ($27,301,000 in 2001).

Note 5. Contract costs and other long-term assets

	COST $	ACCUMULATED AMORTIZATION $	2002 NET BOOK VALUE $
Contract costs	379,985	56,091	323,894
Software acquired and developed	83,018	23,313	59,705
Software licenses and other	105,573	55,430	50,143

	568,576	134,834	433,742

	COST $	ACCUMULATED AMORTIZATION $	2001 NET BOOK VALUE $
Contract costs	219,816	24,780	195,036
Software acquired and developed	49,380	10,409	38,971
Software licenses and other	76,081	37,685	38,396

	345,277	72,874	272,403

CGI GROUP INC. 2002	47

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 5. Contract costs and other long-term assets (cont'd)

Contract costs and other long-term assets amortization expense comprises the following for the years ended September 30:

	2002 $	2001 $	2000 $
Contract costs	31,312	12,943	6,539
Software acquired and developed	12,911	4,879	1,858
Software licenses and other	18,560	15,638	13,594

	62,783	33,460	21,991

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings for the years ended September 30 (see Note 2):

	2002 $	2001 $	2000 $
Reduction of revenue	23,559	10,274	3,478
Amortization of contract costs and other long-term assets	39,224	23,186	18,513

	62,783	33,460	21,991

Note 6. Long-term debt

	2002 $	2001 $
Unsecured revolving credit facility, repaid during the year(1)	--	25,000
Obligations under capital leases, bearing interest at various interest rates varying from 4.9% to 12.25% and repayable in
blended monthly instalments maturing at various dates until 2006	8,500	14,901
Other secured and unsecured loans, repaid during the year	--	379

	8,500	40,280
Current portion	4,172	7,528

	4,328	32,752

(1)

An amount of $225,000,000 is available under the terms of this unsecured revolving credit facility. In addition to this revolving credit facility, the Company also has available lines of credit totaling $27,971,000. Under both of these facilities, an amount totaling approximately $3,862,000 as at September 30, 2002, has been drawn to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facility contains certain covenants which require the Company to maintain certain financial ratios.

Minimum capital lease payments are as follows:

	PAYMENT $	INTEREST $	PRINCIPAL $
2003	4,707	535	4,172
2004	3,709	234	3,475
2005	848	55	793
2006	73	13	60
2007	--	--	--

Total minimum capital lease payments	9,337	837	8,500

48	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants

a) Capital stock

Authorized, an unlimited number without par value:

–	First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

–	Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

–	Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

–	Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

        For 2002, 2001 and 2000, and after giving retroactive effect to the subdivision of the Company’s shares that occurred on January 7, 2000, the Class A subordinate shares and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$
Balance at September 30, 1999	233,887,974	423,616	34,773,652	148
Issued for cash	287,914	4,003	--	--
Issued as consideration for business acquisitions (Note 9)	5,626,369	57,112	--	--
Options exercised	953,410	5,914	72,874	1,014

Balance at September 30, 2000	240,755,667	490,645	34,846,526	1,162
Issued for cash	--	--	5,953,248	53,043
Issued as consideration for business acquisitions (Note 9)	85,835,178	651,010	--	--
Options exercised	441,872	2,236	--	--

Balance at September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash(1)	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 9)	210,739	2,261	--	--
Options exercised	1,546,801	7,276	--	--

Balance at September 30, 2002	339,900,257	1,278,416	40,799,774	54,205

(1)

On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).

b) Stock options

Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. Options for 35,749,234 Class A subordinate shares have been reserved for issuance under the Stock option plan.

        Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, under this Stock option plan, the Company’s pro forma net earnings, basic and diluted earnings per share for the year ended September 30, 2002, would have been $131,669,000, $0.35 and $0.35, respectively. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.27 per stock option for 1,096,101 stock options (net of cancellation) granted during the year ended September 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.6%, dividend yield of 0.0%, expected volatility of 48.7% and expected life of five years. As permitted by CICA Handbook Section 3870, the pro forma disclosure omits the effect of awards granted before October 1, 2001.

CGI GROUP INC. 2002	49

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants (cont'd )

        In connection with a business acquisition completed in fiscal 2001 (see Note 9) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

c) Warrants

In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 9), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract, or date of business acquisition, and have an exercise period of five years. As at September 30, 2002 and 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

        In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the “Initial Warrants”), CGI issued to the Majority Shareholders and BCE warrants (the “Pre-emptive Rights Warrants”) to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

        Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the “Expiration Date”) replacing warrants (the “Extended Warrants”) to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the date preceding the issuance of the Extended Warrants.

d)    The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2002	2001
Class A subordinate shares	339,900,257	327,032,717
Class B shares	40,799,774	40,799,774

Total capital stock	380,700,031	367,832,491
Number of stock options (Class A subordinate shares) -Accounted for	2,333,231	3,139,943
Number of stock options (Class A subordinate shares) -Not accounted for	18,481,589	21,083,909
Number of warrants (Class A subordinate shares) -Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) -Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	411,195,119	401,736,611

50	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

e)    The following table presents information concerning stock options and warrants accounted for the years ended September 30:

				2002				2001
		STOCK OPTIONS		WARRANTS		STOCK OPTIONS		WARRANTS
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$		$
Balance, beginning of year	3,139,943	15,446	5,118,210	19,655	--	--	--	--
Granted as consideration for
business acquisitions (Note 9)	--	--	--	--	3,357,962	16,519	5,118,210	19,655
Exercised	(107,318)	(528)	--	--	(218,019)	(1,073)	--	--
Forfeited and expired(1)	(699,394)	(3,441)	--	--	--	--	--	--

Balance, end of year	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655

(1)	During the year ended September 30, 2002, the Company cancelled options for an amount of $3,441,000 which has been reclassified to contributed surplus.

f)    Additional information on stock options

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company ended September 30:

		2002		2001		2000
	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	24,223,852	10.69	6,413,181	11.46	4,996,414	8.23
Granted	1,206,925	8.91	10,643,930	8.89	2,565,594	15.93
Granted as consideration for business
acquisition (Note 9)	--	--	8,424,502	12.27	--	--
Exercised	(1,546,801)	4.27	(441,872)	2.63	(1,026,284)	6.75
Forfeited and expired	(3,069,156)	12.55	(815,889)	13.90	(122,543)	13.21

Outstanding, end of year	20,814,820	10.79	24,223,852	10.69	6,413,181	11.46

(1)     Include stock options that are accounted for as indicated in the table above.

The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2002:

			OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$				$	$
0.05 to 4.40	998,378	7	2.79	534,777	2.47
5.14 to 5.94	993,173	1	5.70	973,918	5.71
6.03 to 8.99	8,966,226	9	8.45	7,330,755	8.52
9.03 to 13.61	5,416,530	7	10.63	4,232,456	10.64
14.00 to 17.44	2,768,014	7	15.82	2,159,288	15.74
18.01 to 23.94	1,322,044	5	20.48	1,019,473	20.23
24.51 to 36.79	350,455	6	33.97	309,800	34.85

	20,814,820	7	10.79	16,560,467	10.86

CGI GROUP INC. 2002	51

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants (cont'd)

g)   Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	2002 EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	2001 EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES DENOMINATOR)	2000 EARNINGS PER SHARE
	$		$	$		$	$		$
Net earnings	135,799	377,349,472	0.36	62,789	299,500,350	0.21	55,666	270,442,354	0.21
Dilutive options	--	2,083,498	--	--	1,287,291	--	--	2,317,858	--
Dilutive warrants	--	2,137,885	--	--	319,545	--	--	--	--

Net earnings after assumed
conversions	135,799	381,570,855	0.36	62,789	301,107,186	0.21	55,666	272,760,212	0.20

Note 8. Income taxes

As described in Note 2, the Company adopted the recommendations of CICA Handbook Section 3465, Income Taxes, effective October 1, 1999, as a cumulative adjustment to retained earnings. The income tax provision is as follows for the years ended September 30:

	2002 $	2001 $	2000 $
Current	61,166	38,125	46,494
Future(1)	35,602	34,040	3,491

	96,768	72,165	49,985

(1)     Includes $1,451,000 in 2001, and $1,277,000 in 2000, of future income taxes related to goodwill amortization.

        The Company’s effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2002 $	2001 $	2000 $

Combined federal and provincial tax rates	36.6	38.6	40.6
Non-deductible items	0.7	8.6	7.3
Valuation allowance relating to tax benefits on losses	4.4	7.8	--
Other	(0.1)	(2.0)	(1.1)

Effective income tax rate after goodwill amortization	41.6	53.0	46.8
Goodwill amortization	--	(8.5)	(6.3)

Effective income tax rate before goodwill amortization	41.6	44.5	40.5

52	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Future income taxes are as follows at September 30:

	2002 $	2001 $ (Restated)
Future income tax assets:
Provision for integration costs	5,160	22,310
Tax benefits on losses carried forward	127,609	97,415
Accrued compensation	5,969	7,107
Allowance for doubtful accounts	1,421	3,507
Other	1,888	3,742

	142,047	134,081

Future income tax liabilities:
Fixed assets, contract costs and other long-term assets	88,387	28,597
Work in progress	6,490	6,716
Goodwill	5,309	5,467
Refundable tax credits on salaries	13,832	8,997
Other	5,979	8,202

	119,997	57,979

Valuation allowance	100,819	93,820

Future income taxes, net	(78,769)	(17,718)

Future income taxes are classified as follows:
Current future income tax assets	12,567	17,998
Long-term future income tax assets	28,661	29,002
Current future income tax liabilities	(26,301)	(21,013)
Long-term future income tax liabilities	(93,696)	(43,705)

Future income tax liabilities, net	(78,769)	(17,718)

        Certain of the Company’s subsidiaries have losses carried forward aggregating approximately $369,000,000, of which approximately $325,000,000 (US$206,000,000) originates from the Company’s US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it was considered to be more likely than not that the related future income tax assets would be realized.

        Foreign earnings of certain of CGI’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

Note 9. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

        During fiscal 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

CGI GROUP INC. 2002	53

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 9. Investments in subsidiaries and joint ventures (cont'd)

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

2002 $
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,271
Contract costs and other long-term assets	2,166
Goodwill(1)	23,049

24,733
Cash position at acquisition	255

Net assets acquired	24,988

Consideration
Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares(2)	2,261

24,988

(1)

Includes $9,292,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $10,986,000 is included in the US and Asia Pacific segment and the remaining $12,063,000 is included in the Canada and Europe segment.

(2)

The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

        In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. (“Innovapost”). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs and other long-term assets in accordance with its substance and will be amortized over the term of the contract.

        During the year, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

        As described below, during 2002, the Company finalized the purchase price allocation for both the IMR and the Desjardins acquisitions completed during 2001.

        The schedule below reflects the payments made and the remaining balance of accrued acquisition and integration costs related to IMR.

	RESTATE BALANCE AS AT SEPTEMBER 30, 2001(1) $	PAID DURING THE YEAR ENDED SEPTEMBER 30, 2002 $	BALANCE AS AT SEPTEMBER 30, 2002 $
Professional fees	2,834	2,796	38
Consolidation and closure of facilities	12,446	4,745	7,701
Severance	11,700	10,468	1,232
Other	1,655	325	1,330

	28,635	18,334	10,301

(1)     Restated as described in Note 2.

54	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

During 2001, the Company made the following acquisitions:

C.U. Processing Inc. (“CUP”)—On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;

AGTI Consulting Services Inc. (“AGTI”)—On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;

Star Data Systems Inc. (“Star Data”)—On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. The price per share of $7.59 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;

Assets and liabilities of Confédération des caisses populaires et d’économie Desjardins du Québec used in data and micro-computing of Mouvement des caisses Desjardins (“Desjardins”) operations—On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 7). The warrants are presented as a component of shareholders’ equity with a corresponding amount included in contract costs and other long-term assets, in accordance with their substance;

IMRglobal—On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. The price per share of $7.58 was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date that the terms of the business combination were agreed to and announced. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000 representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option was not recorded as purchase consideration (see Note 7).

        The purchase price included integration and acquisition costs totaling $47,190,000 incurred by the Company for professional fees and costs to exit and consolidate certain IMR activities.

        The components of the accrued costs included in the purchase price were as follows:

	RESTATED ACQUISITION AND INTEGRATION LIABILITIES(1) $	RESTATED PAID AS AT SEPTEMBER 30, 2001(1) $	RESTATED BALANCE REMAINING AS AT SEPTEMBER 30, 2001(1) $
Professional fees	17,347	14,513	2,834
Consolidation and closure of facilities	14,000	1,554	12,446
Severance	12,000	300	11,700
Other	3,843	2,188	1,655

	47,190	18,555	28,635

(1)     Restated as described in Note 2.

CGI GROUP INC. 2002	55

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 9. Investments in subsidiaries and joint ventures (cont'd)

        At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the “Other” column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. The per share value of the shares issued as consideration was determined using the average closing share price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the business combinations. In addition, the Company began using the proportionate consolidation method to account for its investment in the equity investee as of January 12, 2001.

These fiscal 2001 acquisitions were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	IMR(2) $	STARDATA $	DESJARDINS(3) $	AGTI $	CUP $	OTHER $	TOTAL $
Non-cash working capital items	(45,695)	(18,391)	24,245	2,216	(12,061)	(471)
Fixed assets	42,095	21,211	3,612	448	3,296	2,135	72,797
Contract costs and other
long-term assets	29,923	9,203	111,986	--	447	11	151,570
Future income taxes	1,102	15,716	(7,744)	10	4,228	1,139	14,451
Goodwill(1)	560,520	73,060	7,744	14,602	41,601	27,588	725,115
Long-term debt	(53,988)	(10,799)	--	--	(812)	(1,759)
Deferred credits and other
long-term liabilities	(7,609)	--	(67,627)	--	--	--	(75,236)

	526,348	90,000	72,216	17,276	36,699	28,643	771,182
Cash position at acquisition	26,485	12,820	--	7,639	1,837	4,062	52,843

	552,833	102,820	72,216	24,915	38,536	32,705	824,025

Consideration
Cash	--	--	57,945	24,915	38,536	19,561	140,957
Issuance of 85,835,178 Class A
subordinate shares	536,314	102,820	--	--	--	11,876	651,010
Fair value of 3,357,562 vested
stock options (Notes 2 and 7)	16,519	--	--	--	--	--	16,519
4,000,000 warrants at fair
value (Note 7)	--	--	14,271	--	--	--	14,271
Equity value of investment
at acquisition date	--	--	--	--	--	1,268	1,268

	552,833	102,820	72,216	24,915	38,536	32,705	824,025

(1)

Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $534,415,000 is included in the US and Asia Pacific segment and the remaining $190,700,000 is included in the Canada and Europe segment.

(2)

During 2002, the Company finalized the purchase price allocation of IMR; as a result, contract costs and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration costs were also adjusted (decrease of $20,810,000) to reflect the Company’s reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions (see discussion above). These adjustments are all reflected in the table above.

(3)

During the third fiscal quarter of 2002, the Company finalized the purchase price allocation resulting in decreases in goodwill, integration liabilities, and future income tax assets of $1,805,000, $2,864,000 and $1,059,000 respectively. These adjustments are all reflected in the above table.

56	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

        During 2001, the Company modified the initial purchase price allocation of APG Solutions & Technologies Inc. (“APG”), acquired in 2000, following the conclusion of pending arbitration at the acquisition date, which resulted in a reduction of the consideration paid and the corresponding value of net assets acquired of approximately $1,721,000.

        During 2000, the Company made the following acquisitions:

MCM Technology Inc. (“MCM”)—On October 26, 1999, the Company acquired all the outstanding shares of MCM, an information technology consulting firm serving clients mainly in the healthcare and telecommunications industries; therefore, the Company issued 462,062 Class A subordinate shares at a price of $13.90 per share for a total consideration of $6,425,000 before acquisition costs of approximately $100,000. The price per share of $13.90 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

APG—On September 1, 2000, the Company acquired all the outstanding shares of APG, an information technology consulting firm specializing in the implementation of enterprise resource planning solutions, system evolution, electronic commerce and knowledge management; therefore, the Company issued 5,164,307 Class A subordinate shares at a price of $9.81 per share for a total consideration of $50,687,000 before acquisition cost of approximately $1,300,000. The price per share of $9.81 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

        These fiscal 2000 acquisitions, including the fiscal 2001 modification relating to APG described above, were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	MCM $	APC $	TOTAL $
Non-cash working capital items	(1,208)	(8,336)	(9,544)
Fixed assets	872	2,089	2,961
Contract costs and other long-term assets	--	64	64
Future income taxes	363	9,678	10,041
Goodwill	8,925	63,749	72,674
Long-term debt	(635)	(1,775)	(2,410)

	8,317	65,469	73,786
Cash position at acquisition	1,008	(7,162)	(6,154)

	9,325	58,307	67,632

Consideration
Cash	2,900	7,620	10,520
Issuance of 5,626,369 Class A subordinate shares (Note 7)	6,425	50,687	57,112

	9,325	58,307	67,632

CGI GROUP INC. 2002	57

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 10. Joint ventures: supplementary information

The Company’s proportionate share of its joint venture investees’ operations included in the Consolidated Financial Statements is as follows:

	As at and for the years ended September 30
	2002 $	2001 $
Balance Sheets
Current assets	34,252	18,370
Non-current assets	29,431	21,967
Current liabilities	15,547	4,275
Non-current liabilities	3,580	45
Statements of earnings
Revenue	79,456	35,057
Expenses	77,226	34,339

Net earnings	2,230	718

Statements of cash flows
Cash provided by (used for):
Operating activities	10,552	1,572
Financing activities	3,868	--
Investing activities	(2,573)	(2,220)

Note 11. Supplementary cash flow information

i)     Net change in non-cash working capital items is as follows for the years ended September 30:

	2002 $	2001 $	2000 $
Accounts receivable	(617)	725	17,206
Income taxes	6,502	(559)	(13,647)
Work in progress	(17,673)	(12,277)	31,725
Prepaid expenses and other current assets	(1,361)	(556)	(5,486)
Accounts payable and accrued liabilities	(43,199)	2,073	(92,027)
Deferred revenue	10,611	4,872	3,475

	(45,737)	(5,722)	(58,754)

ii)     Non-cash operating, investing and financing activities are as follows for the years ended September 30:

	2002 $	2001 $	2000 $
Operating activities
Deferred credits and other long-term liabilities	15,728	14,000	--
Future income taxes	12,347	3,029	--

	28,075	17,029	--

Investing activities
Shares issued for business acquisitions	2,261	681,800	57,112
Purchase of assets under capital leases	--	--	2,882
Contract costs and other long-term assets	28,075	22,413	--

	30,336	704,213	59,994

58	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

ii)   Non-cash operating, investing and financing activities are as follows for the years ended September 30 (cont'd):

	2002 $	2001 $	2000 $
Financing activities
Issuance of shares	2,261	651,010	57,112
Issuance of warrants and stock options	--	36,174	--
Increase in obligations under capital leases	--	--	2,882

	2,261	687,184	59,994

iii)     Interest paid and income taxes paid are as follows for the years ended September 30:

	2002 $	2001 $	2000 $
Interest paid	2,172	4,592	3,754
Income taxes paid	51,923	41,615	67,154

Note 12. Segmented information

Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units (“SBU”) as follows: Canada and Europe, US and Asia Pacific, and Business Process Services (“BPS”). As of that date, the Company began to evaluate each SBU’s performance under this structure and began reporting segmented information on that basis. Comparative segmented information has been restated to reflect the fiscal 2002 segmentation basis.

        The Company evaluates each SBU’s performance primarily based on its revenue, revenue less operating expenses as well as based on its net contribution (the latter being defined as earnings before interest, income taxes and amortization of goodwill) by its Management Committee that is chaired by the Chief Executive Officer.

        The Canada and Europe segment and the US and Asia Pacific segment offer end-to-end IT services including management of IT and business functions, systems integration and consulting services. The BPS segment provides services in the management of business functions. These segments serve clients in the following sectors: financial services, telecommunications, manufacturing, retail and distribution, governments, utilities and services and healthcare. The corporate segment comprises management of cash and cash equivalents and general corporate activities such as strategy and market development, coordination of large projects and capital investment decisions. Costs which have not been allocated to the other segments are included in this segment as they represent common costs and general head office expenses; the allocation of these costs to the other segments would not assist in the evaluation of the respective segments’ contributon.

						2002
	CANADA AND EUROPE $	US AND ASIA PACIFIC $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue(1)	1,823,995	309,683	93,461	--	(57,526)	2,169,613
Operating expenses	1,481,129	303,530	71,927	61,403	(57,526)	1,860,463

Earnings before the undernoted:	342,866	6,153	21,534	(61,403)	--	309,150
Depreciation and amortization	59,457	10,937	4,239	2,372	--	77,005

Earnings before interest and income taxes	283,409	(4,784)	17,295	(63,775)	--	232,145

Total assets	1,363,889	645,224	118,142	173,637	--	2,300,892

(1)	Revenue of approximately $50,833,000 and $30,199,000 generated from clients located in the United States were presented under the Canada and Europe segment for the years 2002 and 2001 respectively.

CGI GROUP INC. 2002	59

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 12. Segmented information (cont'd)

						2001
	CANADA AND EUROPE $	US AND ASIA PACIFIC $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue	1,345,538	178,566	74,735	--	(38,448)	1,560,391
Operating expenses	1,092,343	195,076	57,669	34,405	(38,448)	1,341,045

Earnings before the undernoted:	253,195	(16,510)	17,066	(34,405)	--	219,346
Depreciation and amortization	49,517	2,126	2,873	1,206	--	55,722

Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill	203,678	(18,636)	14,193	(35,611)	--	163,624

Total assets(1)	1,222,107	643,475	96,871	66,216	--	2,028,669

						2000
	CANADA AND EUROPE $	US AND ASIA PACIFIC $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue	1,275,471	158,449	75,840	--	(86,680)	1,423,080
Operating expenses	1,085,071	164,204	57,534	34,732	(86,680)	1,254,861

Earnings before the undernoted:	190,400	(5,755)	18,306	(34,732)	--	168,219
Depreciation and amortization	37,671	2,793	3,136	1,300	--	44,900

Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill	152,729	(8,548)	15,170	(36,032)	--	123,319

Total assets	677,952	141,698	80,643	28,262	--	928,555

Revenue by service line:

	2002 $	2001 $	2000 $
Management of IT and business functions (outsourcing)	1,562,121	1,070,183	878,798
Systems integration and consulting	607,492	490,208	544,282

Total	2,169,613	1,560,391	1,423,080

The Canada and Europe segment comprises revenue from contracts with a shareholder, its subsidiaries and its affiliated companies (see Note 13).

		FIXED ASSETS		CONTRACT COSTS AND OTHER LONG-TERM ASSETS		GOODWILL
	2002 $	2001 $	2002 $	2001 $	2002 $	2001(1) $
Canada and Europe	59,727	63,132	367,712	233,597	579,369	582,788
US and Asia Pacific	42,112	43,632	25,005	27,263	507,406	490,805
BPS	16,912	8,923	10,461	9,324	47,077	45,370
Corporate	26,630	7,704	30,564	2,219	--	--

	145,381	123,391	433,742	272,403	1,133,852	1,118,963

(1)     Restated as described in Note 2.

60	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 13. Related party transactions

In the normal course of business, the Company is party to contracts with certain of BCE Inc.‘s (“BCE,” a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 31.53% (32.63% in 2001) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2002	2001	2000

	$	$	$
Revenue	502,645	437,591	560,077
Purchase of services	82,978	78,495	114,062
Accounts receivable	18,756	37,549	53,235
Accounts payable	7,850	4,828	12,645
Work in progress	126	16,389	12,072
Deferred revenue	853	24,010	11,998
Contract costs and other long-term assets	26,257	22,750	25,711

        In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over the Innovapost’s operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

2002

$
Revenue	8,778
Accounts receivable	8,721
Work in progress	3,606
Contract costs and other long-term assets	23,747
Deferred credits	10,624

Note 14. Commitments and contingencies

At September 30, 2002, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $835,977,000. Minimum lease payments due in each of the next five years are as follows:

$
2003	104,742
2004	96,225
2005	78,670
2006	61,644
2007	49,230

CGI GROUP INC. 2002	61

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 14. Commitments and contingencies (cont'd)

        The Company concluded six long-term service agreements representing a total commitment of $57,110,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2003	29,713
2004	14,515
2005	8,068
2006	4,245
2007	569

Note 15. Financial instruments

Risk management
The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts. The Company does not hold or issue financial instruments for trading purposes.

Fair value
At September 30, 2002 and 2001, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

        The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2002 and 2001.

Credit risk
Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base. Furthermore, as described in Note 13, the Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk
The Company operates internationally and is exposed to market risks from changes in foreign currency rates. As at September 30, 2002 and 2001, there were no outstanding forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2002, were not significant.

62	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company’s Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

	2002	2001	2000

	$	$	$
Net earnings - Canadian GAAP	135,799	62,789	55,666
Adjustments for:
Capitalized software costs (i)	(2,771)	--	--
Warrants (ii)	910	(11,605)	--
Unearned compensation (iii)	(1,450)	(150)	--
Integration costs (iv)	--	(4,842)	(1,764)
Goodwill (v)	--	(500)	(500)
Foreign currency translation (vi)	--	523	462

Net earnings - US GAAP	132,488	46,215	53,864

Basic and diluted EPS - US GAAP	0.35	0.15	0.20

Reconciliation of shareholders' equity:

	2002	2001	2000

	$	$	$
		(Restated, Note 2)
Shareholders' equity - Canadian GAAP	1,779,615	1,503,114	677,301
Adjustments for:
Capitalized software costs (i)	(2,771)	--	--
Warrants (ii)	(10,695)	(11,605)	--
Unearned compensation (iii)	(3,694)	(3,694)	--
Integration costs (iv)	(6,606)	(6,606)	(1,764)
Goodwill (v)	28,078	27,578)	(642)
Foreign currency translation (vi)	581	581	1,659

Shareholders' equity - US GAAP	1,793,642	1,518,502	685,688

(i) Capitalized software costs
Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 adjustment reflects the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

CGI GROUP INC. 2002	63

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

(iii) Unearned compensation
Under Canadian GAAP, unvested stock options granted as a result of a business combination are not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders’ equity for US GAAP purposes, relating to the IMR acquisition described in Note 9. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 and 2000, recorded for Canadian GAAP purposes and net of income taxes.

(v) Goodwill
As described in (vii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 and 2000 adjustments reflect the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.

        The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Notes 2 and 7), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

        During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders’ equity increased to $28,078,000 as at September 30, 2002, from $27,578,000 as at September 30, 2001.

(vi) Foreign currency translation
Under Canadian GAAP, the financial statements of the Company’s foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

        Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as a separate component in shareholders’ equity.

(vii) Income taxes and adjustment for change in accounting policy On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

        Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

64	CGI GROUP INC. 2002

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

(viii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vi) above). As at September 30, 2002, 2001 and 2000, cumulative other comprehensive income amounts to $34,266,000, $24,526,000 and $2,889,000, respectively.

        The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

	2002	2001(1)	2000

	$	$	$
		(Restated)
Net earnings - US GAAP	134,094	46,215	53,864
Other comprehensive income:
Foreign currency translation adjustment, net of income taxes	10,505	22,034	1,762

Comprehensive income	144,599	68,249	55,626

(1) Restated as described in Note 2.

(ix) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 10). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(x) Earnings before amortization of goodwill
In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, Business Combinations, subsequently superceded by Section 1581, Business Combinations, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the years ended September 30, 2001 and 2000, $29,086,000 and $19,653,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses, respectively.

(xi) Depreciation and amortization
Under US GAAP, depreciation and amortization amounts would be included in operating expenses.

(xii) Consolidated statements of cash flows
The Company’s consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2002, were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.

CGI GROUP INC. 2002	65

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Roadmap
This management’s discussion and analysis of financial position and results of operations (“MD&A”) should be read in conjunction with the Consolidated Financial Statements of the Company’s fiscal years 2002, 2001 and 2000 and the notes beginning on page 42 of this annual report. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2002, 2001 and 2000 results are reconciled to US GAAP in Note 16 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate overview
Headquartered in Montreal, CGI’s operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and Business Process Services, along with Corporate Services. CGI provides end-to-end information technology (“IT”) services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of the Company’s business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting (“SI&C”).

        CGI and its affiliated companies employ 14,600 people serving some 3,000 clients from more than 60 offices located around the world. The Company provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

Business acquisitions
In fiscal 2002, CGI completed the acquisition of five niche companies (through the purchase of all shares, except in two cases where the assets were acquired) and invested to create a joint venture with Canada Post Corporation (“Canada Post”).

        On April 2, 2002, CGI acquired Albany-based Rapid Application Developers Inc. (“RAD”), one of the region’s largest software development firms. At the time of the acquisition, RAD had 36 employees serving government clients and generated US$4.2 million in revenue annually. The price paid was approximately $6.5 million (US$4.0 million).

        On May 3, 2002, CGI signed a shareholders’ agreement which finalized the terms and conditions of a new jointly-owned IT services company, Innovapost Inc. (“Innovapost”), with Canada Post as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to Canada Post, its affiliated companies, and potentially to other postal organizations worldwide. Innovapost began generating revenue in July 2002 and expects to achieve total revenue of approximately $200 million in its first year, approximately $400 million by year three and approximately $3.5 billion over 10 years. This contract added approximately $1.75 billion to CGI’s backlog over a 10-year period.

        On June 3, 2002, CGI closed the acquisition of Netplex Systems Inc.‘s Retail Division (“Netplex”), which served over 240 retail customers including Macy’s, Toys “R” Us and Value City, with retail solutions that focus on warehouse management, store system integration and distribution. Forty professionals located in the state of Oklahoma joined CGI. CGI paid a cash consideration of approximately $6.9 million (US$4.4 million) for the acquisition.

        On June 3, 2002, CGI completed the acquisition of electronic solutions provider Myriap Inc. (“Myriap”), for a cash consideration of approximately $3.3 million, which provided CGI with deeper knowledge in the transactional Web space. Some 60 professionals located in Montreal and Toronto joined CGI.

        On June 12, 2002, CGI closed the acquisition of Stewart & Stewart Consulting Inc. (“Stewart & Stewart”), with annual revenue of approximately $4 million. The Edmonton-based company added geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract. CGI paid a cash consideration of approximately $3.3 million for Stewart & Stewart.

        On July 9, 2002, CGI completed the acquisition of privately held IMPLETECH International Inc. (“Impletech”) with annual revenue valued at $5 million. Impletech offered SI&C services within the manufacturing sector with a focus on enterprise resource planning (ERP) implementation. Twenty professionals, located mostly in Toronto, joined CGI. Impletech served over 100 clients in the automotive, food and beverage, pharmaceutical and industrial/electronic sectors. CGI paid approximately $1.4 million for Impletech.

Large contracts
On October 1, 2001, Fireman’s Fund Insurance Company (“Fireman’s Fund”), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year IT outsourcing agreement valued at US$380 million. As part of the agreement, CGI provides Fireman’s Fund with IT support services to some 80 locations across the United States. Also, CGI took over the client’s Phoenix-based, 40,000 square foot, state-of-the-art data center. On October 2, 2002, Fireman’s Fund Interstate Insurance Group, a division of Fireman’s Fund, and CGI announced the signing of a nine-year outsourcing contract valued at US$13 million for the provision of infrastructure services.

24	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

This contract is an addition to the outsourcing agreement signed on October 1, 2001.

Other significant developments
On December 20, 2001, CGI successfully closed its public offering of Class A subordinate shares in Canada announced on December 3, 2001. CGI sold 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for net proceeds of $119.5 million, to a syndicate of investment dealers. The net proceeds of the offering were added to CGI’s general funds and used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

        Also, in the second quarter of fiscal 2002, the Company sold two of its subsidiaries located in Japan and Australia, for a cash consideration of approximately $10.4 million with no resulting gain.

        In May 2002, the Company signed a memorandum of understanding for a 10-year outsourcing agreement valued at $80 million with IT services provider League Data Limited (“League Data”). CGI plans to manage League Data’s banking environment and build a new browser-based front-end solution. Shareholders of League Data approved the entering into contract negotiations with the Company, which are still in process.

        In June 2002, Satish Sanan retired from his position as Vice-Chairman, Executive Vice-President, US Business Engineering, and Board Director.

        In October 2002, Charles Sirois, Chairman and Chief Executive Officer of Telesystem Ltd, resigned from CGI’s Board. Mr. Sirois had served as a member of the Board since 1998.

Performance overview
Fiscal 2002 marked the 26th consecutive year of revenue growth for CGI. Revenue grew to $2,169.6 million, up from $1,560.4 million in fiscal 2001 and $1,423.1 million in fiscal 2000. Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets were $309.2 million, compared with $219.3 million in fiscal 2001 and $168.2 million in fiscal 2000. Net earnings amounted to $135.8 million ($0.36 basic and diluted earnings per share), against earnings before amortization of goodwill (“cash net earnings”) of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001 and to cash net earnings of $73.5 million ($0.27 basic and diluted cash earnings per share) and net earnings of $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in fiscal 2000. The net margin (i.e. net earnings over revenue) was 6.3%, compared with 4.0% in 2001 and 3.9% in 2000.

        The balance sheet remained strong as at September 30, 2002, with $104.2 million in cash and cash equivalents, $1.78 billion of shareholders’ equity and $8.5 million in long-term debt, solely related to capital leases.

Preparation of Consolidated Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company. Following are the most significant reclassifications:

        a)     Amortization of incentives related to outsourcing contracts
During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively, and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively (see Note 5 to the Consolidated Financial Statements).

         b)     Foreign currency translation adjustment
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment results in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

         c)     Accounts receivable and deferred revenue
During the year ended September 30, 2002, the Company’s management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.

CGI GROUP INC. 2002	25

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

         d)     Goodwill and integration liability
During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMRglobal Corp. (“IMRglobal”) was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Comparison of operating results for the years ended September 30, 2002, and September 30, 2001

Revenue

	YEAR ENDED SEPTEMBER 30, 2002	PERCENTAGE CHANGE VS 2001	YEAR ENDED SEPTEMBER 30, 2001
(in '000 of Canadian dollars)	$	%	$
Revenue	2,169,613	39.0	1,560,391

Revenue for fiscal 2002 increased 39.0% to $2.17 billion, from $1.56 billion in the previous year. Year-over-year organic growth of 9.9% was driven by a combination of new client wins, notably with Fireman’s Fund in the US and Canada Post in Canada, as well as contract renewals and add-on projects from existing clients. External revenue growth was 29.1% and was primarily attributable to the full 12-month contribution of the IMRglobal acquisition, completed in July 2001.

2002 revenue mix

In fiscal 2002, the revenue mix by contract type, geographic market and targeted vertical was as shown below.

        Long-term outsourcing contracts represented 72% of the Company’s total revenue, including 15% from business process services, while project oriented systems integration and consulting (“SI&C”) work represented 28%. Geographically, clients in Canada represented 73%; clients in the US represented 20%; and all other regions, 7%. Year-over-year, a notable change in the mix by client geography is in the increasing proportion of revenue coming from outside Canada. In fiscal 2001, clients in Canada represented 77%; US represented 17% and all other regions, 6%.

        Another noteworthy year-over-year change is the revenue distribution by targeted vertical. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecommunications represented 25%; manufacturing, retail and distribution (MRD), 15%; governments, 15%; utilities and services, 3%; and healthcare, 1%. Over fiscal 2002, CGI has grown its presence in the financial services, government, and utilities and services verticals but the telecommunications revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 33% in fiscal 2001, to 25% in 2002.

        Throughout fiscal 2002, demand for outsourcing services remained strong across all of the Company’s key geographic markets, namely Canada, the US and Europe. However, demand for SI&C services was weaker in the US and in France, and the Company does not expect the demand for these services to increase significantly before 2004. Please see discussion of revenue, which follows in the section entitled Segmented information of this MD&A.

[Pie charts showing the following omitted]

Contract Types (%)	Geographic Markets (%)	Targeted Verticals (%)
a. Management of IT and business functions (outsourcing) 72% b. Systems integration and consulting 28%	a. Canada 73% b. US 20% c. International 7%	a. Financial services 41% b. Telecommunications 25% c. Manufacturing, retail and distribution 15% d. Governments 15% e. Utilities and services 3% f. Healthcare 1%

26	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Operating expenses

	YEAR ENDED SEPTEMBER 30, 2002	PERCENTAGE CHANGE VS 2001	YEAR ENDED SEPTEMBER 30, 2001
(in '000 of Canadian dollars)	$	%	$
Total operating expenses	1,860,463	38.7	1,341,045

The costs of services, selling and administrative expenses totaled $1,842.9 million in fiscal 2002, or 84.9% of revenue, compared with $1,328.5 million, or 85.1% of revenue in fiscal 2001. Research expenses amounted to $17.6 million in fiscal 2002 compared to $12.6 million in 2001. During fiscal 2002, the Company continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of this program is to support client oriented initiatives, development of the Company’s proprietary solutions and implementation of new technologies. The Company’s efforts are aimed at assisting its clients in meeting their growing and diversified needs.

        Total operating expenses, including expenses associated with research, were $1,860.5 million or 85.8% of revenue, a slight improvement from 85.9% in fiscal 2001.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes (“EBITDA”)1
EBITDA in fiscal 2002 increased 40.9% to $309.2 million, compared with $219.3 million in the previous year. The EBITDA margin improved to 14.2%, compared with 14.1% in the previous year. The improvement was driven by synergies from additional outsourcing contracts, tight expense controls applied across the Company, as well as contribution from acquisitions made during the year.

Depreciation and amortization
In fiscal 2002, CGI reported depreciation and amortization of fixed assets of $37.8 million, compared with $32.5 million in the prior year. The increase between fiscal 2002 and fiscal 2001 is reflective of a greater level of fixed asset acquisitions made through either purchases or business acquisitions.

        Amortization of contract costs and other long-term assets was $39.2 million in fiscal 2002, an increase compared to $23.2 million in fiscal 2001, as a result of increased contract costs associated with the delivery of large outsourcing contracts with the Confédération des caisses populaires et d’économie Desjardins du Québec (“Desjardins”), Laurentian Bank of Canada (“Laurentian Bank”), Fireman’s Fund and Canada Post, the purchase of two enterprise license agreements in the second half of the fiscal year 2002, and to a lesser extent, the closing of five niche acquisitions (see further detailed discussions in the “Review of balance sheets” section of this MD&A).

Earnings before interest, income taxes and amortization of goodwill (“EBIT”)
EBIT increased to $232.6 million in fiscal 2002, compared to $162.1 million in fiscal 2001. The EBIT margin (i.e. EBIT over revenue) was 10.7% in fiscal 2002, compared to 10.4% in the previous year.

Interest
Interest on long-term debt decreased to $2.4 million from $4.2 million in fiscal 2001, as a result of a decrease in the average debt and capital leases held during the year. In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, such expense stemmed mainly from a loan contracted in the course of a large outsourcing contract and an acquisition.

Income taxes
The effective income tax rate in fiscal 2002 was down to 41.6% compared with 44.5% in fiscal 2001. The decrease in CGI’s tax rate compared with last year reflects a reduction in the significance of the tax losses incurred by the Company’s foreign subsidiaries, compared with the earnings before income taxes, as well as a 2.0% reduction in the Canadian combined federal and provincial statutory tax rates.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, CGI stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section “Critical Accounting Policies” further in this MD&A. As such, current net earnings and earnings before amortization of goodwill (“cash net earnings”) for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings
Net earnings in fiscal 2002 increased 51.0% to $135.8 million, or 6.3% of revenue, against comparable cash net earnings of $89.9 million or 5.8% of revenue and net earnings of $62.8 million or 4.0%, in the previous fiscal year. Basic and diluted earnings per share of $0.36 in fiscal 2002 were up from basic and diluted cash earnings per share of $0.30 and from basic and diluted earnings

_________________

[1]	EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

CGI GROUP INC. 2002	27

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

per share of $0.21 reported in fiscal 2001. This increase in earnings per share takes into account a 26.0% year-over-year increase in the weighted average number of shares outstanding. The weighted average number of shares outstanding increased year-over-year primarily as a result of the issuance of shares as part of the acquisition of IMRglobal in late July 2001. The increase in net earnings and higher earnings per share year-over-year reflects, in part, the fact that the Company no longer records goodwill amortization.

Pro forma net earnings
Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company’s pro forma net earnings, basic and diluted earning per share would have been $131.7 million, $0.35 and $0.35 respectively, for the 12-month period ended September 30, 2002.

Segmented information
CGI has three strategic business units (“SBU”): Canada and Europe, US and Asia Pacific, and Business Process Services (“BPS”), along with Corporate Services. CGI evaluates each SBU’s performance and reports segmented information according to this structure (see Note 12 to the Consolidated Financial Statements). The highlights for each segment in fiscal 2002 are detailed below:

	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
(in '000 of Canadian dollars)	$	$
Revenue
Canada and Europe	1,823,995	1,345,538
US and Asia Pacific	309,683	178,566
BPS93,461	74,735
Intersegment elimination	(57,526)	(38,448)

Total revenue	2,169,613	1,560,391

Earnings before interest, income taxes,
entity subject to significant influence
and amortization of goodwill
Canada and Europe	283,409	203,678
US and Asia Pacific	(4,784)	(18,636)
BPS	17,295	14,193
Corporate expenses and programs	(63,775)	(35,611)

Total earnings before interest,
income taxes, entity subject
to significant influence and
amortization of goodwill	232,145	163,624

        In fiscal 2002, revenue from the Canada and Europe SBU was $1,824.0 million, up 35.6% over revenue of $1,345.5 million posted in fiscal 2001. Revenue from the US and Asia Pacific SBU was $309.7 million, up 73.4% over revenue of $178.6 million in fiscal 2001. Revenue reported by the BPS SBU was $93.5 million, up 25.2% from $74.7 million in the previous fiscal year.

        EBIT for the Canada and Europe SBU was $283.4 million in fiscal 2002, up 39.1% year-over-year. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $4.8 million, an improvement of 74.2% over last year when the loss was $18.6 million. The BPS SBU reported EBIT of $17.3 million, up 21.8% from the $14.2 million reported last year.

        Canada was a major contributor to CGI’s growth throughout fiscal 2002. CGI’s position as a leading end-to-end IT services provider in this market, coupled with numerous strong client relationships and high customer satisfaction ratings, fueled strong growth. Revenue was driven by a combination of IT and business process outsourcing and SI&C contracts wins, renewals and add-on projects. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. New contract wins in the government vertical were strong throughout the year and provided good growth as well.

        In Europe, the improvement in results was driven largely by growth in the UK, especially SI&C contract wins. As expected, France was softer, partly because of what is referred to as the Euro hangover—a phenomenon not unlike the slowdown in spending after Year 2000. Planned improvements in France should result in a gradual positive effect year over year.

        The US and Asia Pacific operation’s growth in revenue was primarily the result of including a full year of activities from the US operations of IMRglobal that had been acquired on July 27, 2001 and for which only two months of revenue was included in the results of 2001. The EBIT improved significantly from a loss of $18.6 million to a loss of $4.8 million for the current year. The significant driver for the improvement was the integration of the existing operations of the Company with the activities of the recent US acquisitions, primarily IMRglobal. As well, several outsourcing contracts were initiated in the US during the year, leveraging the Company’s near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India.

        Overall, US operations improved as a result of a greater push towards a global operational model and adherence to CGI’s standard management ratios. During the year, the integration of US operations was completed under a global operations structure headed by Michael Roach, Chief Operating Officer, which presents additional opportunities for synergies.

28	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

        In the US outsourcing space, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI’s current outsourcing contracts with US clients have been growing and today represent 56% of the business generated in the US. CGI’s long-term objective is to generate 75% of its US business from outsourcing. CGI believes it has made progress in building a presence and brand as an outsourcer in the US market place, and in leveraging synergies with Canadian and global operations. The Company’s strength and advantage are in the midtier or middle market where contracts range between $50 million and $200 million per year, a segment where interest in outsourcing is growing.

        CGI was affected negatively by the continued softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before fiscal 2004, but does expect that its US operations will see a gradual improvement in margins.

        In fiscal 2002, the BPS SBU delivered a solid performance, realizing renewals with its overall roster of clients. Among fiscal 2002 achievements for the BPS SBU was the successful implementation of the first phase of a document management services contract with Arbella Insurance in the third quarter, as well as the signing in the fourth quarter of a 10-year, US$36 million business process outsourcing contract with US-based GrafTech International Ltd. (formerly UCAR International Inc.), an existing IT outsourcing client of CGI. The Company’s credentials as a provider of business process services continue to grow and its BPS offering continues to be well received by its client base, especially in the insurance sector.

Comparison of operating results for the years ended September 30, 2001, and September 30, 2000

Revenue

	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000
(in '000 of Canadian dollars)	$	%	$
Revenue	1,560,391	9.6	1,423,080

In fiscal 2001, revenue increased marginally by 9.6% to $1,560.4 million, from $1,423.1 million in fiscal 2000, as a result of numerous acquisitions completed during the year. In fiscal 2001, long-term outsourcing contracts represented 69% of total revenue and systems integration and consulting contracts were 31% of total revenue.

        In fiscal 2001, CGI implemented a dynamic acquisition strategy aimed at acquiring both niche and large IT companies. As a result of this, the Company acquired nine companies and took an equity position in four such entities, which together contributed $216.5 million in incremental revenue. Also, in fiscal 2001, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. Among the most important contributors, CGI’s operating results benefited from a five-month contribution related to the contract with Desjardins, as well as a three and a half month contribution related to its agreement with Laurentian Bank. In addition, the Company benefited from contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4, 2001).

        In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, “DRT”) acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada’s reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon.

Operating expenses

	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000
(in '000 of Canadian dollars)	$	%	$
Total operating expenses	1,341,045	6.9	1,254,861

The costs of services, selling and administrative expenses totaled $1,328.5 million in fiscal 2001, or 85.1% of revenue, compared with $1,244.9 million, or 87.5% of revenue in fiscal 2000. This reduction in the operating expenses to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and Europe units resulting from the improvements in the utilization of CGI’s IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies. Also, the Company’s participation in the Quebec government’s refundable tax credits on salaries program which the Company benefits from, as a result of its future relocation to E-Commerce Place in Montreal, contributed to decrease the ratio. Total operating expenses, including expenses associated with research, were $1,341.0 million or 85.9% of revenue, an improvement from 88.2% in fiscal 2000.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes (“EBITDA”)

EBITDA in fiscal 2001 increased 30.4% to $219.3 million, compared with $168.2 million in fiscal 2000. In fiscal 2001, the EBITDA margin improved to 14.1%, compared with 11.8% in the previous year.

CGI GROUP INC. 2002	29

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Depreciation and amortization
In fiscal 2001, CGI reported depreciation and amortization of fixed assets totaling $32.5 million, compared with $26.4 million the year before. The increase in fiscal 2001 was the result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the acquisition of nine companies, and the four joint ventures in which CGI acquired interests. In fiscal 2000, depreciation and amortization of fixed assets was lower, partly as a result of the fact that only two acquisitions were made.

        In fiscal 2001, amortization of contract costs and other long-term assets totaled $23.2 million, compared with $18.5 million in fiscal 2000. The amounts of amortization of contract costs and other long-term assets against the revenue were of $10.3 million and $3.5 million for 2001 and 2000, respectively. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank and Sun Life, among others. The year-over-year increase in the amortization of this charge is also reflective of integration costs incurred on these new outsourcing contracts, as well as the value assigned to the client contracts of acquired businesses.

Earnings before interest, income taxes and amortization of goodwill (“EBIT”)
EBIT was $163.6 million in fiscal 2001, up 32.7% over fiscal 2000 EBIT of $123.3 million. The EBIT margin improved to 10.5% in fiscal 2001, compared with 8.7% in fiscal 2000.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in fiscal 2000. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed mainly from a full year of outstanding long-term debt relating to the acquisition of DRT.

Income taxes
The effective income tax rate before amortization of goodwill was 44.5% in fiscal 2001, compared with 40.5% in fiscal 2000, despite a 2.0% decrease in the combined federal and provincial statutory rates. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Net earnings
Net earnings in fiscal 2001 increased 12.8% to $62.8 million ($0.21 basic and diluted earnings per share) compared with $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in the previous fiscal year. In fiscal 2001, the net margin (i.e. net earnings over revenue) improved to 4.0%, compared with 3.9% in fiscal 2000.

Review of balance sheets—fiscal year-ends 2002 and 2001
A discussion follows on line items of the balance sheet for which there were significant variances over last year.

        Assets at the end of fiscal 2002 were $2,300.9 million, compared with $2,028.7 million at the end of fiscal 2001, representing an increase of 13.4%. Most asset items increased over the previous fiscal year, the major one being contract costs and other long-term assets, as well as cash and cash equivalents.

        In fiscal 2002, accounts receivable were higher than the previous year by $9.0 million primarily due to an increase in the refundable tax credits on salaries related to E-Commerce Place for $5.9 million that are included in the accounts receivable balance. This tax credit receivable balance was excluded from the calculation of the Company’s collection period for accounts receivable and work in progress. Days of sales outstanding (“DSO”) at the end of fiscal 2002 were 50 days, compared with 67 days at the end of the last fiscal year. The DSO calculation subtracts the deferred revenue from the accounts receivable and work in progress balances. The year-over-year decrease in DSO is a reflection of the IMRglobal acquisition that was made late in fiscal 2001 for which its revenue stream was accounted over a period of only two months in 2001. Excluding the impact of the IMRglobal acquisition, DSO for CGI at the end of fiscal 2001 would have been 57 days.

        The year-over-year increase of $14.1 million in work in progress is primarily a result of unbilled revenue as at September 30, 2002, for work performed on certain outsourcing contracts but not yet billed as per contract specifications.

Fixed assets increased by $22.0 million despite a depreciation and amortization charge of $37.8 million during fiscal 2002. The main components of this increase were an investment for the development of a new software designed for CGI’s internal use along with the capitalization of the installation costs for the new offices located at E-Commerce Place in Montreal. The balance of the increase in fixed assets was a result of purchases made during the normal course of business.

        Contract costs and other long-term assets were up by $161.3 million compared with last September 30, 2001. This increase is largely reflective of outsourcing contracts signed with Fireman’s Fund and with Canada Post. The 10-year contract signed with Fireman’s Fund on October 1, 2001, added $56.0 million to contract costs, as an incentive granted to the client. In the Canada Post contract, the amounts booked to contract costs comprised, firstly, an amount of $26.0 million for CGI’s investment in its share of the joint venture

30	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Innovapost, and secondly, an additional $26.0 million which CGI paid to Canada Post as an incentive for the creation of the joint venture and the signing of a 10-year outsourcing contract. Additionally, in the last quarter of fiscal 2002, an incentive of $15.7 million was paid pursuant to an outsourcing agreement with a Canada Post subsidiary, and was recorded with contract costs and other long-term assets.

        Also in the increase of contract costs and other long-term assets are two five-year license agreements for certain software that will be used in the delivery of services to the Company’s outsourcing clients ($32.3 million). Other items were also added to the contract costs in fiscal 2002 during the normal course of business, including costs for the development of software or software acquired to provide long-term outsourcing services to clients; future income tax adjustments related to the Company’s contracts with Fireman’s Fund and with Innovapost ($25.1 million); and the value of various contracts acquired through acquisitions. These additions to contract costs and other long-term assets were offset by a total amortization charge of $62.8 million during the year. The amortization of the incentives included in the contract costs against revenue for 2002 represented $23.6 million.

        Total short and long-term future income tax assets decreased by $5.8 million over last year, largely as a result of the reduction of the integration provision balance (described in Note 9 to the Consolidated Financial Statements), and due to the differences between the carrying and the tax values of the fixed assets.

        Goodwill was up by $14.9 million at the end of fiscal 2002. Goodwill denominated in US dollars, UK pounds and Euros are translated using the year-end currency exchange rate. The exchange rate variances between the Canadian dollar and these other currencies resulted in a $2.6 million increase in the goodwill between September 30, 2001, and September 30, 2002. Adjustments were made to certain goodwill balances relating to acquisitions made during the 2001 fiscal year (see Note 9 to the Consolidated Financial Statements). In addition, an $8.0 million decrease in goodwill resulted from the sale of the Japanese and Australian operations. Finally, $23.0 million of goodwill was recorded as a result of acquisitions made during the year.

        Total liabilities of the Company were $521.3 million. The most significant variances were within the long-term future income tax liability, and the accounts payable and accrued liabilities.

        Accounts payable and accrued liabilities decreased by $33.6 million compared to September 30, 2001, largely as a result of the usage of the acquisition and integration liabilities of companies acquired in 2001, the most significant being IMRglobal which decreased during the last 12 months by $18.3 million. Also, accounts payable and accrued liabilities as at September 30, 2001, included IMRglobal accounts payable, which were assumed as part of the acquisition on July 27, 2001, and paid subsequent to the end of the year.

        Deferred revenue was up by 20.5% at the end of fiscal 2002. This reflects payments from several clients in advance of the work being performed.

        For fiscal 2002, income taxes payable were up $6.1 million over last year receivable balance of $979,000, as a result of an increase in the profitability of CGI’s Canadian operations compared to fiscal 2001.

        The short and long-term portions of the future income tax liabilities were up $55.3 million of which $29.6 million resulted from contract costs and other long-term assets capitalized in the year. Another $18.4 million was recorded as a result of the difference between the tax and carrying values of contract costs and other long-term assets. Finally, another $4.8 million was credited in respect to the tax credits on salaries that had been accrued at year-end.

        Deferred credits and other long-term liabilities decreased by $9.7 million in fiscal 2002 as a result of the following factors. First, incentives granted to Desjardins and Laurentian Bank in fiscal 2001 were used during fiscal 2002. Also, additions to deferred credits for new incentives granted, in the form of rebates, as part of the Fireman’s Fund outsourcing contract for $23.7 million in the first quarter of 2002, and the discount granted to a Canada Post subsidiary for $15.7 million in the last quarter of 2002, increased the balance but were offset by the portion used by these clients, totaling $6.8 million in fiscal 2002. The remaining variance in this account is related to the change in the US currency rate that affected the US dollar portion of the deferred credits.

        Shareholders’ equity increased by $276.5 million between September 30, 2001 and September 30, 2002.

        A portion of the increase comes from the net earnings of $135.8 million recorded during fiscal 2002. The capital stock balance increased as well between the two dates, resulting from the public issuance of 11,110,000 shares on December 20, 2001, for net proceeds of $119.5 million, which was discussed earlier in the “Other significant developments” section.

        Foreign currency translation adjustment increased by $10.5 million in the year reflecting the currency exchange rate differences for CGI’s self-sustaining foreign subsidiaries. The Canadian currency rate vis-à-vis the US dollar increased to 1.5810 at September 30, 2002, from 1.5712 at September 30, 2001. The UK pound increased from 2.3105 at September 30, 2001, to 2.4705 at September 30, 2002, and the Euro increased from 1.4497 at September 30, 2001, to 1.5494 at September 30, 2002.

CGI GROUP INC. 2002	31

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Analysis of financial condition and cash flows
Cash and cash equivalents on September 30, 2002 were up by $58.2 million or 126.5% over September 30, 2001. As at September 30, 2000, this balance represented $49.3 million. The drivers of the September 30, 2002, increase compared to September 30, 2001, and the decrease between September 30, 2001, and September 30, 2000, are explained below.

(in '000 of Canadian dollars)	YEAR ENDED SEPTEMBER 30, 2002 $	YEAR ENDED SEPTEMBER 30, 2001 $	YEAR ENDED SEPTEMBER 30, 2000 $
Cash provided by
operating activities	177,447	174,002	67,550
Cash provided by (used for)
financing activities	92,894	(15,821)	(11,176)
Cash used for investing
activities	(215,603)	(157,751)	(50,331)
Foreign exchange gain (loss)
on cash held in foreign
currencies of self-sustaining
subsidiaries	3,475	(3,763)	1,069

Net change in cash
and cash equivalents	58,213	(3,333)	7,112

        Cash provided by operating activities in fiscal 2002 was similar to the previous year. The Company’s net earnings for the year increased by 116.3%, despite higher depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets, but this was offset by higher usage by the outsourcing clients of their rebates by $35.6 million during the period. The net change in non-cash working capital items amount was lower by $40.0 million compared with the 12-month period ended September 30, 2001. The main reasons are the reduction of the integration provision liability provisioned for the IMRglobal acquisition and an increase of work in progress. The use of cash was offset, however, by the increase in the level of prepayments received from outsourcing clients, by an increase of the payable income taxes provision and by an improvement in the DSO by 20 days during the year. The cash provided by operating activities between fiscal 2001 and fiscal 2000 increased by $106.5 million. The change came from the increase by 12.8% in net earnings, along with increases in the depreciation and amortization of fixed assets, in the amortization of contract costs and other long-term assets, in the future income tax balances, and in the variance from the changes in non-cash working capital items. The change in non-cash working capital items was due to an increase in work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed in fiscal 2001. Accounts payable and accrued liabilities increased in the normal course of business.

In fiscal 2000, the net change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses year over year.

        In fiscal 2002, cash provided by financing activities was $92.9 million, compared with $15.8 million used for financing activities in the prior year. This year-over-year increase of $108.7 million reflects two significant events. On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Offsetting in part the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments on capital leases held by the Company. The exercise of stock options during the year also contributed to the increase in cash provided by financing activities. In 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during 2001 (mostly Star Data Systems Inc. and IMRglobal). Offsetting this draw down of the cash balance in fiscal 2001 was an amount of $54.2 million of net proceeds from the issuance of 6.4 million shares. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company, pursuant to the IMRglobal acquisition.

        Cash used for investing activities was up $57.9 million in fiscal 2002 reflecting investments made during the year as part of large outsourcing contracts signed (mostly Fireman’s Fund and Canada Post), including an amount used for the start-up of the joint venture Innovapost, the acquisition of five niche companies and the purchase of fixed assets (mostly the installation costs for the fit-up of the E-Commerce Place in Montreal and the development costs of software that will be used internally). More information on cash used for purchase of fixed assets and contract costs and other long-term assets is discussed in the earlier section, “Review of balance sheets.” Cash used for investing activities was offset by proceeds of $10.4 million received in the sale of the Company’s Japanese and Australian operations. Additionally, the Company disbursed $20.1 million for five business acquisitions in fiscal 2002, as compared to $141.0 million for 10 business acquisitions along with four joint venture investments in fiscal 2001. The cash used for investing activities in fiscal 2001 totaled $157.8 million up from $50.3 million in fiscal 2000. Business acquisitions had increased to $86.4 million in 2001, up from $18.4 million in fiscal 2000, reflecting the 10 business acquisitions the Company had made, along with four joint venture investments, compared to two business acquisitions in fiscal 2000. The increase in the cash used for contract costs and other long-term assets in fiscal 2001 was a result of the costs incurred as part of the outsourcing contracts signed in fiscal 2001, including those with Desjardins, Laurentian Bank, Sun Life and GrafTech International Ltd.

32	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Liquidity and other financial resources

(in '000 of Canadian dollars)		TOTAL COMMITMENT $	AVAILABLE AT SEPTEMBER 30, 2002 $	OUTSTANDING AT SEPTEMBER 30, 2002 $	AVAILABLE AT SEPTEMBER 30, 2001 $	OUTSTANDING AT SEPTEMBER 30, 2001 $
Unsecured revolving credit facility		225,000	222,796	2,204	199,050	25,950
Lines of credit (Bank of Montreal)		25,000	23,342	1,658	23,350	1,650
Lines of credit (BC Central Credit Union)		500	500	--	500	--
Other	(Sept.30, 2002)	2,471	2,471	--	--	--
	(Sept. 30, 2001)	3,250	--	--	2,350	900

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy and represent a competitive strength when proposing on outsourcing contracts. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities. At September 30, 2002, cash and cash equivalents were $104.2 million and the total credit facility available amounted to $249.1 million, compared with $225.3 million at the same time in 2001. As a Libor advance of US$20 million was reimbursed during the last quarter of the fiscal year 2002, the financing available under both the unsecured revolving credit facility and available lines of credit with the Bank of Montreal were increased in comparison to September 30, 2001.

        The bank credit facility contains certain covenants, which require the Company to maintain certain financial ratios. As at September 30, 2002, and September 30, 2001, the Company met these ratios.

        Under a new credit facility closed subsequent to year-end, the Company has access to a $150 million revolving credit facility for the operating activity needs and working capital purposes and to a $265 million three-year term revolving credit facility for financing of acquisitions and outsourcing contracts. The Company has also access to a $25 million uncommitted operating facility for cash management purposes. The $150 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year or have, at the initiative of the Company, the balance outstanding on this credit facility locked into a two-year term loan.

Commitments

COMMITMENT TYPES (in '000 of canadian dollars)	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2007 $
Operating leases
Rental of office space	742,466
Computer equipment	93,511
Long-term service agreements	57,110

CGI is committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $893.1 million. Of this total amount, rental of office space represents $742.5 million; computer equipment represents $93.5 million and long-term service agreements, $57.1 million. The increase in the property leases compared to commitments as of September 30, 2001, reflects CGI having entered into a 20-year lease with E-Commerce Place in Montreal. This commitment represents $472.1 million. As part of its relocation to E-Commerce Place, CGI has been receiving provincial tax credits on salaries since May 11, 2000, which are deducted from the costs of services, selling and administrative expenses since then. The Company will be receiving these tax credits, representing up to $12,500 per year for each eligible employee relocated to E-Commerce Place, until fiscal 2010 inclusively. Further details can be found in Note 3 to the Consolidated Financial Statements.

        Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

Critical accounting policies
Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company’s revenue is principally derived from outsourcing services.

Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third

CGI GROUP INC. 2002	33

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

        For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

        Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

        Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license acquisition costs.

Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a)

Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives may be granted either in the form of cash payments, issuance of equity instruments, or rebates granted primarily over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b)

Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c)	Transition costs incurred during the transition period on long-term outsourcing contracts.

        Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.

        Costs of software licenses include licenses acquired for the purpose of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

34	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

        Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

        During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see Contract costs and other long-term assets described above).

Stock option plan
The Company has a stock option compensation plan, which is described in Note 7 to the Consolidated Financial Statements. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7 to the Consolidated Financial Statements.

Risks and uncertainties
While management is positive about the Company’s long-term prospects, the following risks and uncertainties should be considered when evaluating CGI’s potential:

The competition for contracts—CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI’s high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI’s critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process outsourcing contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a strategy to protect itself from currency fluctuations, to the extent possible, against foreign currency exposure.

Business mix variations—Following the merger with US-based IMRglobal in July 2001, the greater proportion of SI&C services in CGI’s business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI’s efforts in the US market place are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

CGI GROUP INC. 2002	35

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2002, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors; its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue. See Note 13 to the Consolidated Financial Statements.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base—The Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates, namely BCE Inc. Management does not believe that the Company is subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook
CGI expects to be able to deliver continued growth in fiscal 2003. The Company’s strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

        CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI’s solid balance sheet and liquidity position represent strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, particularly the UK. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

        Based on information known today about current market conditions and demand, and the adjustment made to comply with the EITF 01-9 of the Financial Accounting Standards Board, the Company has provided the following guidance for the fiscal year ending September 30, 2003. This guidance is before the effect of potential large outsourcing contracts or large acquisitions, contributing more than $100 million per year in annual revenue. Base revenue for the year is expected to be between $2.4 billion and $2.6 billion, representing between 11% and 20% growth over fiscal 2002 results. Net earnings per share should be in the range of $0.43 to $0.47.

        Margin improvement remains among CGI’s most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administration expenses.

36	CGI GROUP INC. 2002

management’s discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

        These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI GROUP INC. 2002	37

management's and auditors' reports

Management’s Report
The management of the Company is responsible for the preparation and integrity of the financial statements contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Management considers that the statements present fairly the financial position of the Company, the results of its operations and its cash flows.

        To fulfill its responsibility, management developed and continues to maintain systems of internal accounting controls and establishes policies and procedures to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.

        The Audit Committee of the Board of Directors meets regularly with the external auditors and with management to approve the scope of audit work and assess reports on audit work performed. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

[Signed] Serge Godin Chairman and Chief Executive Officer	[Signed] André Imbeau Executive Vice-President and Chief Financial Officer

November 4, 2002

Auditors’ Report
To the Shareholders of CGI Group Inc.
        We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

[Signed]

Samson Bélair Deloitte & Touche
Chartered Accountants

Montreal, Quebec
November 4, 2002

38	CGI GROUP INC. 2002

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.
Date: February 13, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice President and Chief Corporate Affairs

CERTIFICATIONS

I, Serge Godin, certify that:

1.	I have reviewed this annual report on Form 40-F of CGI Group, Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	/s/ Serge Godin Serge Godin, Chief Executive Officer

I, André Imbeau, certify that:

1.	I have reviewed this annual report on Form 40-F of CGI Group, Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	/s/ André Imbeau André Imbeau, Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Samson Bélair / Deloitte & Touche

99.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3	Comment by auditors for U.S. readers on Canada-U.S. reporting difference.