Form 40-F
period 2003-09-30
CGI GROUP INC
filed 2004-02-17
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

|_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                                 or
|X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended September 30, 2003
      Commission file number 1-14858

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

Controls and Procedures

        The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2003. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee Financial Expert

        The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

-	Eileen A. Mercier, Chair of the Audit and Risk Management Committee; and

-	Robert Chevrier.

Code of Ethics

        In addition to its Code of Ethics and Business Conduct that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code Conduct is designed to deter wrongdoing and to promote:

—	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
—	Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Registrant;
—	Compliance with applicable governmental laws, rules and regulations;
—	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
—	Accountability for adherence to the code.

The Registrant’s Executive Code of Conduct and of its Code of Ethics and Business Conduct have been posted on the Registrant’s website at http://www.cgi.com.

The Registrant has not amended its Executive Code of Conduct in any respect since its adoption, nor have any waivers been granted in respect of any of its provisions.

Off-balance sheet arrangements

        The Registrant does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles, none of which are off-balance sheet arrangements within the meaning of paragraph (11) of General Instruction B to Form 40-F. In accordance with Canadian GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

As disclosed in Note 20 to the Registrant’s Consolidated Financial Statements, in connection with the sale of certain assets, the Registrant has agreed to indemnify the purchasers of the assets should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which can not be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements. Furthermore, the Registrant has guaranteed, in the past, certain financial liabilities which relate to debt obligations of its senior management team who purchased the Registrant’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments which the Company could be required to make under these guarantees is $6,028,000 as of September 30, 2003.

Information to be Filed on This Form

        The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2003

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2003

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

Note: The Annual Information Form and Management’s Discussion and Analysis of Financial Position and Results of Operations included in this report disclose free cash flow, a non-GAAP measure, which we define as net cash provided by continuing operating activities, less purchase of fixed assets. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to these ongoing operations. Free cash flow should not be considered by an investor as an alternative to net earnings as a measure of operating performance or cash provided by continuing operating activities as a measure of liquidity.

        The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Samson Belair / Deloitte & Touche s.e.n.c.r.l.

99.1	Certification of the Registrant's Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant's Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

CGI GROUP INC.

For the fiscal year ended
September 30, 2003

February 16, 2004

TABLE OF CONTENTS
1. INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1
1.1 The Company	1
1.2 The Subsidiaries	2
2. GENERAL DEVELOPMENT OF BUSINESS	2
2.1 Mission and Profile	2
2.1.1 CGI's Business Approach	2
2.1.2 Strategic Alliances	3
2.1.3 Related-Party Transactions	3
2.1.4 Commercial Alliances	3
3. DESCRIPTION OF BUSINESS	4
3.1 Business Structure	4
3.2 Main Services Offered by CGI	5
3.3 Research	7
3.4 Human and Material Resources	7
3.5 Client Base	7
3.6 The North American Information Technology Services Industry	7
3.6.1 Size, Structure and Recent Developments	7
3.6.2 Industry Trends and Outlook	8
3.7 CGI's Growth and Positioning Strategy	8
4. FINANCIAL INFORMATION	10
4.1 Table of Comparative Results	10
4.2 Management's Discussion and Analysis of Financial Position and Results of Operations	10
4.2.1 Fiscal 2003	10
4.3 Statistics for Past Nine Quarters (2002-2004)	34
4.4 Forward-Looking Statements	34
5. DIRECTORS AND OFFICERS	35
5.1 Directors	35
5.2 Officers	39
6. ownership of securities on the part of directors and officers	40
7. MARKET FOR SECURITIES	40
8. ADDITIONAL INFORMATION	41

i

This Annual Information Form is dated February 16, 2004 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2003, the end of the most recently completed fiscal year.

1.	INCORPORATION AND DESCRIPTION OF CAPITAL STOCK
1.1	The Company

CGI Group Inc. (the "Company" or "CGI") was incorporated under the provisions of Part IA of the Companies Act (Quebec) on September 29, 1981 to continue the activities of Conseillers en gestion et informatique C.G.I. inc., founded in 1976. In February 1983, September 1986 and September 1998, the Company obtained Certificates of Amendment to change its name.

On December 17, 1986, CGI completed its initial public offering with an issue of 800,000 Class A subordinate shares ("Class A shares"). A Certificate of Amendment was then obtained to reorganize the Company's share capital, and its by-laws were modified to enable the creation of an unlimited number of First Preferred shares and Second Preferred shares, Class A shares and Class B shares (multiple voting) ("Class B shares"), all without par value. Class A shares carry one vote per share and Class B shares carry 10 votes per share. Class A shares may be converted into Class B shares, under certain conditions, in the event of certain take-over bids in respect of Class B shares.

On January 7, 2000, the Company proceeded with a subdivision, on a two for one basis, of all of the outstanding shares of its share capital.

On December 20, 2001, CGI completed its public offering of Class A shares, through which CGI issued 11,110,000 Class A shares at a price of $11.25 per share, for gross proceeds of $124,987,500, to a syndicate of investment dealers.

In July 2003, in conjunction with the re-negotiation and extension of the IS/IT outsourcing agreements between CGI and Bell Canada, BCE Inc. ("BCE"), CGI and Messrs. Serge Godin, Andre Imbeau and Jean Brassard (the majority shareholders of CGI) executed a new Shareholders Agreement (the "Shareholders Agreement") with respect to BCE's ownership in CGI, which replaced and superseded the Options Agreement executed by such parties on November 18, 1998. Among other matters, the Shareholders Agreement cancelled the put and call options between BCE and the majority shareholders of CGI. In addition, BCE converted all of its CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis with the result that as at September 30, 2003, BCE owned 120,028,400 CGI Class A subordinate shares and held 29.86% of the total equity in CGI. BCE is also entitled to certain shareholder rights, including pre-emptive rights, certain rights over certain significant transactions and representation on CGI's Board of Directors. BCE currently holds three seats on CGI's Board of Directors.

As at January 31, 2004, CGI's outstanding share capital was comprised of 368,545,414 Class A shares and 33,772,168 Class B shares, and the Company had proceeded with four subdivisions of its issued and outstanding Class A shares as follows:

- August 12, 1997 on a two for one basis;

- December 15, 1997 on a two for one basis; - May 21, 1998 on a two for one basis; and - January 7, 2000 on a two for one basis.
1.2	The Subsidiaries

The following is a list of the subsidiaries of CGI having (i) total assets representing more than 10% of the consolidated assets of CGI as at September 30, 2003, or (ii) sales and operating revenues representing more than 10% of the consolidated sales and operating revenues of CGI for the year ended September 30, 2003.

Name	Laws of Incorporation	Percentage of Ownership
CGI Information Systems and Management Consultants Inc.	Canada	100%
Conseillers en gestion et informatique C.G.I. inc.	Quebec	100%
The CGI Group Holding Corporation	Delaware	100%

2.	GENERAL DEVELOPMENT OF BUSINESS
2.1	Mission and Profile

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing company.

CGI is the largest independent Canadian information technology (IT) services company and the fifth largest independent in North America, based on its headcount of approximately 20,000 professionals, as at January 31, 2004. CGI helps its clients in the private and public sectors meet their strategic goals by providing them with an end-to-end offering of high-level IT services and business solutions from offices located around the world. CGI’s unique mix of services is comprised of management of IT and business functions, systems development and integration, and consulting.

2.1.1 CGI’s Business Approach

As of September 30, 2003, CGI focused on serving six specific industry sectors for which it has developed deep expertise. As of December 31, 2003 CGI re-defined these same six markets and they are now presented as segmented in five sectors. Over time the Company has been able to develop close, long-term relationships with its clients and to become their IT partner of choice. CGI professionals have a thorough understanding of their clients’ business needs.

CGI chose to focus on industries that make a strategic use of information technology and that rely on it to enhance their competitive position. CGI therefore provides end-to-end IT services in five economic sectors: financial services, manufacturing, retail and distribution, governments and healthcare, as well as utilities and telecommunications.

2.1.2 Strategic Alliances

BCE, and Bell Canada

CGI has entered into a strategic alliance with Bell Canada which originated in 1995 with a Bell Canada strategic agreement. On November 17, 1995, CGI and Bell Canada entered into a five-year renewable strategic agreement, which agreement was extended in July 2003 until June 2012. Bell Canada, the largest Canadian telecommunications operating company, markets a full range of state-of-the-art products and services to business and residence customers in Canada. In 1995, Bell Canada initially injected $18.4 million into CGI’s share capital to acquire 2,300,000 First Preferred shares, Series 1. Following this investment, two Bell Canada nominees were appointed to CGI’s Board of Directors. In addition to this strategic alliance, CGI and Bell Canada signed a commercial alliance whereby both companies agreed to partner in addressing certain market opportunities.

On January 5, 1998, BCE and Bell Canada acquired 6 million Class A shares of CGI from Teleglobe Investment Corp. On June 30, 1998, as part of CGI’s acquisition of BCE subsidiaries Bell Sygma and Bell Sygma International (BSI), BCE acquired 8.6 million First Preferred shares, Series 6 of CGI. With these two transactions completed in 1998, BCE’s representation on CGI’s Board of Directors was increased to three members; the equity interest of BCE in CGI totalled 43% and its voting interest stood at 17.9%. As at January 31, 2004 BCE’s equity stake in CGI stood at 29.83% and its voting interest represented 16.99%.

2.1.3 Related-Party Transactions

Throughout fiscal 2003, CGI continued to build on its strategic alliance with BCE and Bell Canada and in July 2003 the IS/IT outsourcing agreements with Bell Canada were extended until June 2012. In the normal course of business, the Company is party to contracts with certain BCE subsidiaries and affiliated companies, pursuant to which CGI is their preferred supplier for information systems and IT needs.

2.1.4 Commercial Alliances

CGI currently has approximately 40 commercial alliance agreements with various business partners. These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with best-of-breed technology, often on the best commercial terms available. The following is a chronological list of CGI’s primary commercial alliances:

• in 1996, CGI entered into a procurement relationship with IBM Canada;

• in 1998, CGI signed commercial agreements with ERP program developers SAP, PeopleSoft and Oracle;

• in September 1999, CGI entered into a non-exclusive alliance with Microsoft;

• in October 1999, CGI signed a non-exclusive direct commercial systems integrator agreement with Sun Microsystems;

• in December 2000, CGI signed a non-exclusive systems integration agreement with Siebel; and

• in July 2002, CGI signed a non-exclusive systems integration agreement with BEA Systems.

3.	DESCRIPTION OF BUSINESS
3.1	Business Structure

CGI’s business operations are structured in two key lines of business (“LOB”): The Information Technology (“IT”) Services LOB and the Business Process Services (“BPS”) LOB. CGI’s remaining business activities are in the nature of corporate services that are carried on primarily by CGI’s head office staff.

Corporate services — Head Office
(Montreal)

•	Administrative and financial functions
•	Communications and investor relations
•	Corporate and strategic development
•	Corporate affairs
•	Human resources
•	Internal Audit
•	Investments and acquisitions
•	Legal
•	Marketing
•	Mergers & Acquisitions
•	Planning and corporate development
•	Quality
•	R&D and professional development programs
•	Support to large outsourcing projects
•	Knowledge management
•	Project performanc

IT Services LOB

The IT Services LOB provides a full range of services in systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. CGI’s professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

BPS LOB

The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives as well as payroll services, document management and finance and administration services.

Offices and data centres

NORTH AMERICA		EUROPE

Canada	U.S.	England
Burnaby, BC	Albany, NY	Basingstoke[1]
Calgary, AB	Andover, MA	Bristol
Dartmouth, NS	Atlanta, GA	Stevenage
Edmonton, AB	Canton, MA
Fredericton, NB	Chicago, IL
Halifax, NS1	Cincinnati, OH	France
Mississauga, ON1	Clearwater, FL
Montreal, QC1	Cleveland, OH	Nimes
Ottawa, ON1	Columbia, SC	Paris
Quebec City, QC	Dallas/Fort Worth, TX1
Regina, SK1	Detroit, MI1	Italy
Saguenay, QC	Houston, TX	Milan
Saint John, NB	Minneapolis, MN
Saskatoon, SK	Nashville, TN
St. John's, NF	New York, NY
Toronto, ON	Novato, CA
Vancouver, BC	Oklahoma City, OK
Winnipeg, MB	Phoenix, AZ1

San Diego, CA
Seattle, WA
Sheboygan, WI
Warren, NJ

ASIA PACIFIC

India[2]

Bangalore
Mumbai

1. Important data centre facility.
2. Indian operations in Bangalore and Mumbai are considered part of the IT services, which they support.

3.2	Main Services Offered by CGI
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

Management of IT and Business Functions (outsourcing)

Outsourcing is one of the fastest-growing segments of the IT industry. CGI has been active in outsourcing since 1986, which makes it a pioneer in this segment. Through a series of acquisitions completed since 1996, including the acquisition on July 1, 1998, of Bell Sygma and Bell Sygma International, the Company has become the leading Canadian independent provider of IT services and the fifth largest in North America, based on its headcount.

Outsourcing contracts are signed for periods ranging from five to ten years and are generally renewable. They are paid for according to a formula of monthly payments.

As part of outsourcing contracts, clients delegate entire or partial responsibility for IT or business functions in order to achieve significant savings and access the best information technology, while retaining control over strategic functions. These contracts provide revenue visibility and support performance stability.

Services provided as part of an outsourcing contract may include facilities management (data centres, call centres, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as business process services including functions such as document management, finance and accounting administration or insurance policy administration.

CGI operates a number of data centre facilities in Canada, the United States and the United Kingdom. CGI’s important data centre facilities in Canada are located in Halifax, Montreal, Mississauga, Ottawa and Regina, and it operates service centres as well in Montreal, Quebec City and Mississauga. CGI’s important data centre facilities in the United States are located in Dallas/Fort Worth, Detroit and Phoenix. CGI also operates a data centre facility in the United Kingdom (Basingstoke) and two application development centres in India (Bangalore and Mumbai).

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

3.3	Research

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

The following chart shows the amounts invested in research in the past three years.

(in `000 of Canadian dollars)	2003	2002	2001

Revenue	$2,719,695	$2,169,613	$1,560,391

Research	$22,036	$17,609	$12,585

3.4	Human and Material Resources

As at January 31, 2004, CGI had approximately 20,000 employees. None of its employees are unionized. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had an employee share purchase plan in place for several years. In 1990, the Company introduced a profit-sharing program based on the performance of its business units. These measures, together with the Company’s ongoing training programs, are based on the concepts of intrapreneurship and total quality that form the core of CGI’s corporate culture.

As for facilities, the vast majority of CGI’s offices are located in rented premises. A portion of the computer equipment, furniture and software used by the Company is covered by capital leases. As of September 30, 2003, the net value of CGI’s fixed assets was $144.9 million. Capital leases related to these fixed assets amounted to $4.4 million.

3.5	Client Base

CGI works with some 3,500 large and medium-sized businesses in the private and public sectors throughout Canada, the United States and internationally. The Company’s clientele is well-balanced in terms of quality, quantity, stability and diversity. The BCE group of companies’ domestic operations accounted for 18.4% of CGI’s revenue in fiscal 2003, compared with 23.2% in fiscal 2002, however, on an absolute dollar basis, there was essentially no change year-over-year. With the exception of Bell Canada, none of CGI’s clients accounted for more than 10% of its business. During the past ten years, CGI has had a client retention rate of approximately 90%.

3.6	The North American Information Technology Services Industry

3.6.1 Size, Structure and Recent Developments

CGI is evolving within one of the most dynamic industries in the world. In October 2002, according to United States based research firm International Data Corp., the total annual spending in IT services, excluding hardware and software sales, but including a portion of the internal IT spending of organizations, was valued at US$41 billion in Canada, US$778 billion in the United States and US$701 billion in Europe. CGI refers to this total IT spending potential as the IT domain. In Canada, IDC estimated the size of the 2002 external IT services spend at C$13.8B (the remainder being spent internally). The three largest IT services companies held a 37% market share, of which CGI represented 13%. The BPO market, which is much larger and less developed, offers even more potential. In the BPO market, it is estimated that CGI currently has about 8% market share. Therefore, CGI believes that the Canadian IT services market offers significant growth opportunities. In the US market, where the size of the market is about 15 times larger, the opportunities for CGI are many times greater.

3.6.2 Industry Trends and Outlook

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

Over the last few years, due to the struggling global economy, many clients continue to place greater emphasis on a reduction of their cost base and are more inclined than ever to consider outsourcing part or all of their IT services. These factors explain the growing popularity of global outsourcing services, a trend that is all the more important in the field of information systems given the fact that specialized firms are the ones that can best cope with the large variety and complexity of information technologies.

Today, major IT outsourcing firms, with adequate financial strength and a wide range of services and technological infrastructure, have easier access to large-scale IT outsourcing contracts.

3.7	CGI’s Growth and Positioning Strategy

CGI has major competitive advantages to meet market demand efficiently. The Company benefits from a strong financial position and offers the full range of information technology services.

Its independence from hardware manufacturers is also a decisive factor, since CGI is among the few major players in North America that can guarantee their clients that their technological decisions are completely transparent and based on performance, quality and cost criteria.

CGI benefits from a highly flexible delivery model, which allows it to serve its US clients using a mix of domestic (US) facilities, Canadian-based infrastructure and Indian-based application development centres. This flexible service offering provides clients with high quality services on very competitive terms, while protecting CGI’s margins. Today, CGI is one of only a few providers of outsourcing services in the world that can provide this delivery through all of its own operations.

CGI’s client base represents all of the main economic sectors. In order to develop services adapted to the specific needs of each market, the Company’s professionals are grouped according to targeted client segments, which provide the Company with a deeper understanding of the trends specific to each industry, as well as a better understanding of the clients’ competitive and technological challenges. This market expertise is a key factor in a company’s ability to develop comprehensive business solutions.

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

In 1993, the Company began working towards obtaining ISO 9001 certification for its Project Management Framework. CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the information technology consulting field to receive ISO 9001 certification for the way in which it managed projects. Between 1995 and 2002, CGI expanded the ISO 9001 certification throughout its Canadian, US and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI’s high growth rate, its ISO-certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced Quality System, referred to as the Client Partnership Management Framework (“CPMF”) is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. Following its merger with IMRglobal in July 2001, CGI gained applications development centres in Mumbai and Bangalore which have achieved SEI CMM Level 5 quality certification.

CGI strives to ensure that clients benefit from a seamless offering of consistently high quality. Regardless of which CGI business unit they deal with, clients know that CGI will provide the same quality services, while delivering projects on time and on budget by a margin that far exceeds industry standards.

4.	FINANCIAL INFORMATION
4.1	Table of Comparative Results
Fiscal years ended September 30 (in thousands of dollars, except per share amounts)

	2003	2002	2001

Revenue	2,719,695	2,169,613	1,560,391
Earnings before amortization
of goodwill and discontinued	175,397	135,799	89,924
operations
Net earnings	177,366	135,799	62,789
Basic per share	0.45	0.36	0.21
Total assets	2,997,857	2,306,970	2,028,669
Shareholders' equity	1,980,210	1,779,615	1,503,114
Net book value per share	5.01	4.72	5.02
Long-term debt (1)	267,986	8,500	40,280

(1) Including current

4.2	Management's Discussion and Analysis of Financial Position and Results of Operations

4.2.1 Fiscal 2003

Basis of Presentation

This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our Consolidated Financial Statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements for our fiscal years 2003, 2002 and 2001 and the notes beginning on page 42 of the 2003 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2003, 2002 and 2001 results are reconciled to US GAAP in Note 22 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2003, or September 30 of the year referenced, and all comparisons are to prior years.

Corporate Overview and Business

Headquartered in Montreal, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Mississauga, Montreal, and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

Consulting — We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

Systems integration — We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

Management of IT and business functions (outsourcing) — Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic functions. These contracts, typically for five to 10 years and generally renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms , financial cooperatives and other clients, as well as payroll services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry. In fiscal 2003 we defined our vertical markets as including financial services, telecommunications, manufacturing-retail-distribution, governments, utilities and services as well as healthcare. As of December 31, 2003 CGI re-defined these same six markets and they are now presented as segmented in five sectors: financial services, manufacturing, retail and distribution, governments and healthcare, as well as utilities and telecommunications.

CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

– The BPS LOB provides a full spectrum of business process out sourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as payroll services, document management and finance and administration services.

As at September 30, 2003, we employed approximately 20,000 members. In fiscal 2003, we integrated 5,400 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Business Environment

Industry research as recent as June 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and Business Process Outsourcing (“BPO”) is large and expected to grow significantly over the long-term. However, during fiscal 2003, the IT services industry experienced a reduction in global demand for shorter-term, project oriented services as companies and organizations reduced discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to anticipate a stabilization of demand in our markets for systems integration and consulting services, but do not expect a significant pick-up in demand until 2005.

Demand for longer-term outsourcing contracts is still healthy as companies realize the cost benefits that are achievable through outsourcing. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. Our presence in the US market today is roughly at the same stage we were at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

Vision and Strategy

CGI’s vision is to be a world-class IT and BPO leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholder groups, namely our clients, members and shareholders.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions — of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. Currently, we are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions and focus on increasing shareholder value.

Significant Developments in 2003

Acquisitions

In fiscal 2003, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.

INSpire Insurance Solutions Inc. (“INSpire”) — In November 2002, we purchased the majority of the assets of this Fort Worth, Texas-based firm for $7.8 million in cash. INSpire, which had annualized revenue of $41 million and approximately 265 professionals located in five offices in the US, joined us to strengthen our business process services offering to the insurance sector.

ProjExpert — In December 2002, we purchased this Montreal-based consulting company that specialized in the implementation of enterprise resource planning (ERP) programs specific to Oracle applications for the government, financial services and manufacturing sectors. Sixteen professionals joined us in Montreal.

Underwriters Adjustment Bureau Ltd. (“UAB”) — In January 2003, we purchased UAB for $54.1 million in cash to expand our capabilities in the insurance vertical as well as in our business process services offering. UAB had annualized revenue of approximately $100 million and added 1,300 professionals to our workforce in Canada.

Cornerstone Project Management Group Inc. (“Cornerstone”) — In January 2003, we acquired this Halifax-based firm with revenues at the time of $2.8 million. Cornerstone’s 25 professionals provided project management and consulting services to organizations in the government, healthcare and financial services sectors including Atlantic Blue Cross Care, Maritime Life, Brainworks International and the Province of Nova Scotia.

COGNICASE Inc. (“Cognicase”) — In February 2003, we closed the acquisition of Cognicase for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate shares of CGI. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base. We began recognizing 90% of Cognicase on January 14, 2003, and started fully consolidating by February 25, 2003.

Other

In November 2002, we signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, we secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. In addition, we now have access to a $150 million revolving credit facility for our operating activity and working capital needs. The credit facilities totaling $415 million were concluded with a banking syndicate comprised of the following: Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and Caisse centrale Desjardins, as co-arrangers; as well as Caisse de dépôt et placement du Québec, Bank of Montreal, Royal Bank of Canada and United Overseas Bank Limited, as participants. Also, through a separate agreement with Bank of Montreal, we have access to a $25 million operating facility for cash management purposes.

In June 2003, we announced the successful addition of $100 million to our existing bank credit facilities. National Bank of Canada and SociétéGénérale (Canada) each contributed $50 million. The additional $100 million follows the terms of the credit agreement announced in November 2002.

In July 2003, BCE Inc. (“BCE”) and CGI announced that Bell Canada and CGI had extended their IS/IT outsourcing agreements. We renewed and expanded our commercial alliance, which designates Bell Canada as our preferred telecom services provider and entered into a network services Memorandum of Agreement under which CGI and Bell Canada agreed to enter into a network services outsourcing agreement. Additionally, BCE, CGI and CGI’s majority shareholders — Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard, signed a new shareholders’ agreement with respect to BCE’s ownership in CGI. Among other details, the put and call options between BCE and CGI’s majority shareholders — Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard — were cancelled. Additionally, BCE converted all of its CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis and as at September 30, 2003, BCE owned 120,028,400 CGI Class A subordinate shares and held 29.86% of the total equity in CGI. BCE is also entitled to certain shareholder rights, including pre-emptive rights, certain rights over certain significant transactions and representation on CGI’s Board of Directors. BCE currently holds three seats on our Board of Directors. The strengthening of our strategic alliance with BCE cleared the way for us to focus on our continuing growth.

In September 2003, we announced the appointment of Clarence J. Chandran as President, Business Process Services (BPS) and Chairman of the board, India operations. To continue to propel our growth in the BPS sector, we wanted to ensure that we had a leader exclusively dedicated to building this increasingly strategic area of our business. Regrettably, CGI announced on February 13, 2004 that Mr. Chandran was stepping down from his new position for health reasons. While Mr. Chandran remains with CGI as Chairman of the Board of the Company’s subsidiary in India and as a member of CGI’s newly created International Advisory Council, CGI’s President and Chief Operating Officer, Michael Roach, will oversee the BPS operations.

On October 21, 2003, we announced that Nexxlink Technologies Inc. (“Nexxlink”) was purchasing various CGI assets generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $10.5 million in cash, including a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note was converted upon the approval by Nexxlink’s shareholders who voted on the matter at the annual general and special meeting of Nexxlink’s shareholders held on December 11, 2003. This transaction gives CGI a 32% equity interest in Nexxlink. As such, the net earnings, assets, liabilities and the net cash and cash equivalents provided by these operations plus other non-core operations that we are in the process of selling, are presented separately in the Consolidated Financial Statements.

Performance Overview

Fiscal 2003 marked the 27th consecutive year of revenue growth for CGI. Revenue grew to $2,719.7 million, up from $2,169.6 million in fiscal 2002 and $1,560.4 million in fiscal 2001. Net earnings amounted to $177.4 million ($0.45 basic and diluted earnings per share), compared to net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002 and compared to net earnings before amortization of goodwill (“cash net earnings”) of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001. The net margin (i.e. net earnings over revenue) improved to 6.5%, compared with 6.3% in 2002 and 4.0% in 2001.

The balance sheet as at September 30, 2003 included $83.5 million in cash and cash equivalents, $1,980.2 million of shareholders’ equity and $268.0 million in long-term debt.

Critical Accounting Policies and Estimates

Revenue recognition

The IT services segment includes a full range of services in systems integration, consulting and outsourcing. The BPS segment provides end-to-end business processing for insurance companies, banks, investment firms , financial cooperatives and other clients, as well as payroll services, document management and finance and administration services. Our revenue is principally derived from outsourcing contracts.

Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, we bill clients prior to performing the service, resulting in deferred revenue, which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours of the contract. We use this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on our business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, we sell software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract Costs

Contract costs are incurred in the course of two to 10-year IT services and BPO contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a) Incentives granted to clients upon signature of long-term outsourcing contracts

Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described above.

b) Transition costs incurred during the transition period on long-term outsourcing contracts

These costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets

Other intangibles and other long-term assets comprise the following:

a) Internal software

Internal software includes software acquired and/or developed for internal use. These software solutions are amortized over their estimated useful life.

b) Business solutions

Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.

c) Software licenses

Software licenses are purchased to fulfill our obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.

d) Customer relationships

Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.

e) Other long-term assets

Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of our joint ventures, as well as an investment in an entity subject to significant influence.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. On October 1, 2001, we adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, we discontinued the amortization of goodwill as at October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, we did not amortize the resulting goodwill, consistent with the transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

We perform the annual review of goodwill as at September 30 of each year. Based on the impairment tests performed as at September 30, 2002 and 2003, we concluded that no goodwill impairment charge was required. In addition, we performed a supplemental impairment test, following the decision to modify our management structure and, based on the results of this impairment test, we concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives

We evaluate the carrying value of long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, we consider the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. We do not have intangible assets with indefinite lives.

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted to clients under the terms of certain long-term outsourcing contracts (see “Contract costs” described above).

Stock option plan

We have a stock option compensation plan which is described in Note 9 to the Consolidated Financial Statements. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

We apply the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. We have chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9 to the Consolidated Financial Statements.

Recent accounting changes

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 to the Consolidated Financial Statements for disclosure of guarantees.

The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment.

In November 2002 and May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on our Consolidated Financial Statements as we were already conforming to this guidance.

Future accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, Asset Retirement Obligations. This new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

We are currently evaluating the impact of the adoption of these new standards and guidance, and therefore we have not yet assessed their effect on our future Consolidated Financial Statements.

Bookings and Backlog

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001	Percent Change 2003/2002	Percent Change 2002/2001

(in `000 of Canadian dollars)	$	$	$
Bookings	4,018,500	3,525,500	3,078,300	14.0%	14.5%
Backlog	12,300,000	10,400,000	9,300,000	18.3%	11.8%

As at September 30, 2003, our backlog of signed contracts for work that had yet to be delivered was $12.3 billion, with an average duration of 8.3 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2003 of $4.0 billion, minus backlog consumption during the year. The outsourcing contracts extended with the BCE family in July 2003 represented $1.5 billion of our bookings in 2003 and are part of the backlog. Contract bookings included a 10-year, $1.75 billion contract win from Canada Post in 2002, and a 10-year, $1.2 billion contract win from Desjardins in 2001.

Comparison of Operating Results for Fiscal Years 2003, 2002 And 2001

Revenue (in `000 of Canadian dollars)	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001

Revenue	$ 2,719,695	$ 2,169,613	$ 1,560,391
Growth over previous year	25.4%	39.0%	9.6%

Revenue increased 25.4% in 2003. Year-over-year organic growth of 6.5% was driven by new bookings from a combination of new client wins, notably with Canada Post, Purolator and Air Liquide, as well as contract renewals, extensions and add-on projects from existing clients. External revenue growth in 2003 was 19.9% and was primarily attributable to our acquisition of Cognicase in January 2003. Organic growth was lower in 2003 than in 2002 for several reasons, including the effect of the currency exchange rate on our US and foreign denominated revenue, which resulted in a 1.0% revenue decline versus 2002, as well as the decline in information technology spending and the uncertain economic environment. These conditions affected all of our principal markets, but were especially pronounced in the US.

Revenue mix The revenue mix by contract type, geographic market and targeted vertical is as shown below:

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001

	%	%	%
By contract type
Outsourcing	73	72	69
Systems integration and consulting ("SI&C")	27	28	31
By client based geography
Canada	78	73	77
US	17	20	17
All other regions	5	7	6
By vertical
Financial services	42	41	38
Telecommunications	20	25	33
Manufacturing, retail and distribution	15	15	15
Governments	13	15	12
Utilities and services	8	3	2
Healthcare	2	1	‹1

Revenue derived from our long-term outsourcing contracts represented 73% of the total revenue in fiscal 2003, including approximately 53% from IT services and 20% from BPO services. Systems integration and consulting (“SI&C”) projects represented 27% of our revenue. Despite the acquisition of Cognicase, which generated more revenue from shorter-term contracts, we were able to increase the proportion of long-term contracts with the acquisition of UAB, which provided longer-term BPO services, and by winning new outsourcing contracts in the year. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

The revenue mix based on our client’s geography changed from last year, mainly as a result of the acquisitions of Cognicase, whose business concentrated on serving mostly Canadian clients, as well as UAB which served Canadian clients exclusively.

In fiscal 2003, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. We have grown our presence in the utilities and services sector over the last year so that telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 25% in 2002 to 20% in 2003. The increase in proportional revenue derived from clients in the utilities and services sector primarily represents our growing business with Innovapost, our joint venture with Canada Post. Innovapost provides IT services to the Canada Post Group of companies, Canada’s postal organization.

Our top 5 clients represented 33.4% of total revenue in 2003, compared with 34.6% last year. Combined revenue attributable to numerous contracts from the BCE family of companies decreased to 18.4% of our total revenue, compared to 23.2% in 2002. However, on an absolute dollar basis, there was essentially no change year-over-year.

Operating expenses, EBIT and interest

(in `000 of Canadian dollars except percentages)	Year ended Sept. 30, 2003 $	Year ended Sept. 30, 2002 $	Year ended Sept. 30, 2001 $	As a percentage of total revenue 2003%	As a percentage of total revenue 2002%	As a percentage of total revenue 2001%

Costs of services, selling, and administrative expenses	2,277,500	1,842,854	1,328,460	83.7	84.9	85.1
Research expenses	22,036	17,609	12,585	0.8	0.8	0.8
Depreciation and amortization expenses
Fixed assets	44,112	28,303	29,185
Contract costs related to transition costs	4,219	2,656	169
Other intangibles and other long- term assets	73,530	46,046	26,368

Total depreciation and amortization expenses	121,861	77,005	55,722	4.5	3.5	3.6
EBIT(1)	298,298	232,145	163,624	11.0	10.7	10.5
Interest on long-term debt	12,578	2,411	4,206	0.5	0.1	0.3

(1) Earnings before interest, income taxes,goodwill and discontinued operations.

Our cost of services, selling and administrative expenses was $2,277.5 million in 2003 or 83.7% of revenue, which is 1.2% and 1.4% lower compared to 2002 and 2001, respectively. The decrease in cost of services, selling and administrative expenses is mostly due to the successful restructuring we undertook in our US operations in 2002 and to tight expense controls applied across all of our business units, as well as the contribution from the acquisitions we made during the year. Research expenses were $22.0 million in 2003 or 0.8% of revenue, which is comparable with previous years on a percentage of revenue basis.

Total expenses for depreciation and amortization were $121.9 million, up $44.9 million compared to 2002.

As detailed in Note 10 to the Consolidated Financial Statements, in 2003, depreciation and amortization of fixed assets increased to $44.1 million, reflecting the growth in our purchase of fixed assets made through either direct purchases or business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.

The amortization of other intangibles and other long-term assets increased to $73.5 million, up $27.5 million from last year. The most important increase was related to the amortization of the definite life intangible assets, comprised of customer relationships and business solutions which together increased by $12.4 million, resulting mainly from our acquisitions of Cognicase, UAB and INSpire.

Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations (“EBIT”)

EBIT increased to $298.3 million in 2003 and EBIT margin (i.e. EBIT as a percentage of revenue) improved to 11.0% for the year, compared to 10.7% in 2002 and 10.5% in 2001. The increase in EBIT versus 2002 is mostly attributable to the synergies of additional contracts, tight expense controls applied across all our business units and the contribution from acquisitions made during the year.

Interest

Interest on long-term debt increased to $12.6 million as a result of an increase in the average debt and the capital leases held during the year. In 2003, we issued debt to finance the acquisitions of UAB and Cognicase, as described in the section under developments in 2003". In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, this expense stemmed mainly from a loan contracted in the course of a large outsourcing contract as well as an acquisition.

Income taxes

Our effective income tax rate in 2003 was down to 39.4%, compared with 41.6% in 2002 and 44.5% in 2001. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and an improvement in the profitability of our US and UK subsidiaries.

Amortization of goodwill, net of income taxes

Effective October 1, 2001, we stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section “Critical Accounting Policies” earlier in this MD&A. As such, current net earnings and earnings before amortization of goodwill (“cash net earnings”) for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, we compare net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings and earnings per share

CGI’s net earnings and basic and diluted earnings per share for fiscal 2003, 2002 and 2001 were as follows:

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001	Change 2003/2002	Change 2002/2001

(in `000 of Canadian dollars except share data)

Earnings before amortization of goodwill and discontinued operations	$175,397	$135,799	$89,924	29.2%	51.0%

Earnings before amortization of goodwill and discontinued operations margin	6.4%	6.3%	5.8%

Net earnings	$177,366	$135,799	$62,789	30.6%	116.3%

Net earnings margin	6.5%	6.3%	4.0%

Weighted average number of Class A subordinate shares and Class B shares	395,191,927	377,349,472	299,500,350	4.7%	26.0%

Basic and diluted earnings per share before amortization of goodwill	$0.45	$0.36	$0.30	$0.09	$0.06

Basic and diluted earnings per share	$0.45	$0.36	$0.21	$0.09	$0.15

In fiscal 2003, earnings before amortization of goodwill and discontinued operations were $175.4 million in the year. They were up 29.2% over last year’s comparable earnings before amortization of goodwill and discontinued operations. The net earnings from discontinued operations of $2.0 million for 2003 are comprised of the net earnings related to certain assets sold to Nexxlink, announced on October 21, 2003, representing approximately $40 million in revenue. Also included are the results of operations of some non-core activities that we are in the process of selling. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.

Net earnings in 2003 increased 30.6% to $177.4 million compared to 2002. Net earnings for 2002 were up 116.3% over comparable net earnings of 2001. The net earnings margin improved to 6.5% from 6.3% in 2002 and 4.0% in 2001. Basic and diluted earnings per share of $0.45 in fiscal 2003 were up from $0.36 in 2002 and up from basic and diluted earnings per share before amortization of goodwill of $0.21 and basic and diluted earnings per share of $0.30 in 2001. The increase in the weighted average number of Class A subordinate shares outstanding between 2003 and 2002 was a function of the shares issued for the acquisition of Cognicase in January 2003, while the increase between 2002 and 2001 was a function of the shares that were issued as part of the acquisition of IMRglobal Corp., in July 2001. The increase in net earnings and higher earnings per share between 2002 and 2001 partly reflects the fact that we stopped recording goodwill amortization at the end of fiscal 2001. The use of debt contributed to an increase in our earnings per share as it provided financial leverage from financing.

Pro forma net earnings

Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $169.2 million, $0.43 and $0.43, respectively, for the 12-month period ended September 30, 2003.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

Under US GAAP, net earnings for fiscal 2003 would have been $173.3 million, and the basic and diluted earnings per share would have been $0.44. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business

As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this structure (see Note 16 to the Consolidated Financial Statements for the 12-month periods ended September 30, 2003, 2002 and 2001). We modified our management structure to reflect, firstly, the increasing proportion of business that we derive from

BPO services coming from the acquisitions of Cognicase, UAB and INSpire and, secondly, the global delivery approach that we are taking in providing IT services to our clients. Our end-to-end IT outsourcing contracts are increasingly being delivered by a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of expertise and technology centers. The delivery of these contracts crosses international borders and mixes and matches the best of CGI in delivering solutions to our clients.

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001

(in `000 of Canadian dollars)	$	$	$
Revenue
IT services	2,232,335	1,839,108	1,310,610
BPS	554,461	388,031	288,229
Intersegment elimination	(67,101)	(57,526)	(38,448)

Total revenue	2,719,695	2,169,613	1,560,391

EBIT
IT services	293,947	223,099	148,527
BPS	72,393	65,722	46,006
Corporate	(68,042)	(56,676)	(30,909)

Total EBIT	298,298	232,145	163,624

IT Services

CGI’s position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction, fueled solid growth in 2003. Revenue was driven by a combination of IT and business process outsourcing and SI&C contract wins, renewals and add-on projects as well as acquisitions. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution.

In 2003, revenue derived from delivering IT services increased 21.4% from the previous year’s revenue, driven primarily by the acquisition of Cognicase in January 2003 and the completion of the first full year of activities on our outsourcing contract with Canada Post. While acquisitions accounted for 15.1% of the year-over-year growth, growth from organic activities in constant dollars was 6.8% with foreign currency effect having a modest negative impact of 0.5%. The appreciation of the Canadian dollar against the US dollar was partially offset by the depreciation experienced in the year by the Canadian dollar against the British pound and the Euro. Our organic growth was reduced by $16.5 million as a result of some of our US clients being acquired or, in one case, being placed under court protection. In addition, we were impacted to a lesser extent by the continued softness in the US market and the weak demand for SI&C services. As well, our decision to wind down our operations in Portugal and Latin America last year also contributed to a lower organic growth factor. The impact of this decision was a $13.7 million reduction in our revenue. In Europe, the improvement in revenue was driven largely by growth in the UK, especially SI&C contract wins. As expected, revenue from operations in France was down, reflecting the local market conditions for SI&C.

With revenue increasing 21.4% over last year, EBIT grew by 31.8%, fueled partially by acquisitions and new outsourcing business as well as improvements in operations. A significant driver of this improvement was the full adoption of the CGI global business model within the US operations and adherence to CGI’s standard management ratios. The US delivery units had previously been structured around industry vertical expertise. In late fiscal 2002, the integration of US operations was completed under a global operations structure and we restructured these units based on nine major metro markets. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance. Operational improvements realized in France during 2003 also had a positive effect on margins.

BPS

Fiscal 2003 was a building year for our BPS LOB, following the acquisitions of INSpire and UAB in January 2003, and the subsequent creation of a new group called Insurance Business Services — a leading full-service provider of outsourced insurance services focused on providing end-to-end business process outsourcing services to the North American insurance industry, namely property and casualty and life insurance companies. This group currently serves every major insurance company in Canada and many providers in the US, and has a great opportunity to sell deeper into the client base and target many new opportunities. We are pleased with the breadth and depth of business process outsourcing services added in the last year and look forward to leveraging higher growth with our expertise in the future.

The business process outsourcing activities represented 20.4% of our total revenue in 2003 and reflected 42.9% year-over-year growth. The majority of this growth was driven by the acquisition of UAB, the assets from INSpire as well as the BPO operations acquired as part of the Cognicase transaction. These acquisitions accounted for 39.3% growth while the impact of the strengthening Canadian dollar compared to the US dollar reduced revenue by 2.3%. The organic growth in the BPS activities in constant dollars was 5.8%.

EBIT for the BPS LOB increased 10.2% from the previous year. As a certain time was required to effectively integrate our new insurance businesses, the net profitability of the acquired operations was at a level lower than that of the pre-existing operations. We expect the margins of these units to increase to the traditional levels for this business. In addition, our profitability declined in the banking and investment sector following a client’s decision to suspend IT investments as a result of the soft financial market in 2002. While the healthcare sector realized increased profitability for the year, the market softness in both the consulting and claims processing areas largely offset a one-time claim recovery received from a client early in the year. The majority of the improvement in the profitability from 2001 to 2002 reflected a full year of the banking and investment operations acquired in 2001 and included synergies and cost savings that were realized from the integration of these operations into the company.

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

As at September 30, 2003, we held $83.5 million in cash and cash equivalents, a decrease of $20.7 million from September 30, 2002. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2003, cash provided by continuing operating activities was higher by $52.0 million compared to the previous fiscal year. This was offset by a higher level of cash used for continuing investing activities which, net of the cash provided by continuing financing activities, was $133.9 million higher than in 2002.

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001

(in `000 of Canadian dollars)	$	$	$
Net cash provided by (used in):
Continuing operating activities	229,459	177,447	174,002
Continuing investing activities	(462,279)	(215,603)	(157,751)
Continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)

Net change in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations	5,521	--	--
Cash and cash equivalents, beginning of year	104,221	46,008	49,341

Cash and cash equivalents, end of year	83,509	104,221	46,008

The increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations achieved during fiscal 2003 of $39.6 million, and by the non-cash adjustments, such as the amortization and depreciation expenses which were significantly higher than in fiscal 2002. However, it was offset by the net change in non-cash working capital items, which was $69.3 million lower than last year. This was mostly explained by the working capital components related to the acquisitions made during the year, including Cognicase and UAB, which impacted the Consolidated Statements of Cash Flows the most. Even if the days of sales outstanding (“DSO”), as at September 30, 2003 remained unchanged from September 30, 2002, at 50 days, the increase in accounts receivable and work in progress net of the decrease in deferred revenue totaled $53.7 million. This demonstrates our ability to manage the increased business operations acquired from Cognicase and UAB and keep the DSO at the level prior to their acquisition. We calculate the DSO by subtracting the deferred revenue from accounts receivable, net of the tax credits receivable, and work in progress balances. The cash used from the accounts receivable can also be explained by tax credits recorded this year, for which the receivable was increased by approximately $60.4 million during the year. This was net of the payments received during the year of $43.0 million, which was based on the prior year’s returns. The net amount of the tax credits recorded this year increased the accounts receivable, but did not affect the DSO.

Another reason for the draw down of the cash from the net change in non-cash working capital items was the cash used for the accounts payable and accrued liabilities. It was mainly related to the decrease of the provision for severance payments and costs to exit activities, which was recorded in the accounts payable and accrued liabilities when we acquired Cognicase, thus having no impact on the cash flow from continuing operating activities at that time. However, after the acquisition, when payments were issued for severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision since January 13, 2003, the date of the acquisition, until September 30, 2003, was $27.2 million. As well, in the course of this acquisition, a provision was established in order to pay for estimated losses on fixed price contracts acquired through the purchase of Cognicase, which was drawn down during the year. Also, the payments from clients in advance of the work being performed were lower by $21.6 million compared with September 30, 2002. Deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. The negative impact on the cash balance of the items described above was offset by the increase in income taxes payable of $4.2 million, which is primarily explained by the difference in the amount of the installments paid during the year, which are based on the previous year’s taxable income, compared to taxes that are accrued for this year based on actual increased taxable income. As such, this increased the liability for income taxes. Furthermore, the accrued compensation change had a positive impact of $22.0 million in the net change in non-cash working capital items.

Cash used in continuing investing activities was $462.3 million in 2003, an increase of $246.7 million compared to the prior fiscal year. The majority, or 50.4%, of the 2003 continuing investing activities was for business acquisitions. The purchase of fixed assets represented 13.2%, contract costs represented 6.3% and other intangibles and other long-term assets represented 32.2% of the total continuing investing activities. Our capital expenditures, including fixed assets, contract costs, other intangibles and other long-term assets, were 8.8% of revenue, compared to 8.3% of revenue in 2002. We believe this to be adequate to support our growing business and to meet contractual requirements.

Details of our business acquisitions can be found in Note 12 to the Consolidated Financial Statements. In fiscal 2003, we made two major acquisitions and three smaller niche acquisitions for a total cash consideration of $233.0 million. Cognicase, acquired on January 13, 2003, was purchased for $329.4 million, including $180.2 million in cash, $139.7 million through the issuance of shares and the balance was related to acquisition costs. UAB was purchased for $54.1 million, including a $53.0 million cash consideration and the remaining consisted of acquisition costs. The rest of the business acquisitions represented a cash investment of $12.9 million. In fiscal 2002, we completed five acquisitions of IT consulting firms for a total consideration of $19.9 million. We also invested $26.0 million for the start-up of our joint venture, Innovapost. In fiscal 2001, our investment of $86.4 million was used to acquire 10 companies, including IMRglobal Corp., Star Data Systems Inc., C.U. Processing Inc. and the outsourcing contract with Desjardins, as well as to enter into two joint venture agreements. The proceeds of the sale of subsidiaries, representing $0.5 million in 2003, corresponded to the sale of small-scale operations of Cognicase. The proceeds from the sale of these subsidiaries were lower than the cash held by these units at the time of their disposition, causing the proceeds to reflect a use of cash. In fiscal 2002, the proceeds from the sale of subsidiaries corresponded to the sale of the Japanese and Australian operations that had been acquired with IMRglobal Corp. in July 2001.

The purchase of fixed assets of $60.8 million increased by $37.4 million compared to 2002. The 2003 investment in fixed assets related mostly to leasehold improvements of $30.0 million, including approximately $19.8 million for the installation costs for the fit-up of the new offices at E-Commerce Place in Montreal. Additionally, during the first quarter, following the finalization of a contract signed with a subsidiary of Canada Post in the fourth quarter of 2002, we acquired the Tier 1 infrastructure assets of this subsidiary for a net value of $16.3 million. This contract is part of the larger IT outsourcing agreement signed in May 2002 with Canada Post.

Our investment in contract costs of $29.2 million decreased when compared to $62.0 million spent in the prior year. Included in this amount are approximately $9.0 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Alcan, Air Liquide and League Data. Additionally, approximately $23.0 million represents the transition costs incurred with outsourcing clients in their transition period, such as Canada Post and one of its subsidiaries, as well as Alcan, League Data, Russell Investment Group and Air Liquide (most of these contracts were signed during the last fiscal year). Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Fireman’s Fund Insurance Company (a subsidiary of Allianz AG of Munich) and Canada Post.

The investment in other intangibles and other long-term assets was $149.0 million in 2003, an increase of $54.4 million compared to last year. The details of what is included in this category are provided in the section “Critical Accounting Policies and Estimates.” The most significant item was the purchase of certain assets of Canada Post by Innovapost, a joint venture for which we recognize a 49% ownership, representing $47.3 million. These assets were part of the original outsourcing agreement, are comprised of capitalized costs and software, and are related to the enterprise resource system used by Canada Post, which will initially be used by Canada Post and subsequently, also by other Canada Post companies. In the course of this transaction, Innovapost bought these assets and sold them back to Canada Post through a direct financing 50-month lease agreement. As at September 30, 2003, $25.4 million was included in the other intangibles and other long-term assets. In addition, an amount of $47.4 million was invested in new business solutions, with about half alloted to the development of solutions for our clients and the remaining for software being implemented for our internal use. We expect this software to serve our needs for a period of at least seven years. Finally, as per normal business with outsourcing clients, software licenses were acquired for an approximate value of $45.6 million in order to deliver IT outsourcing services.

Cash provided by continuing financing activities was $205.7 million in 2003, compared with $92.9 million during 2002. Continuing financing activities in 2003 included the signature, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. More details surrounding this agreement are provided in the “Significant Developments in 2003 — Other” section. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities. The decrease of other long-term debt is comprised of a few items. First, as part of the acquisition of Cognicase, purchase price balances for acquisitions made by Cognicase prior to January 13, 2003 were added to the long-term debt. These obligations will be disbursed over the period ending December 2006. As at September 30, 2003, an amount of $15.0 million remains outstanding, given that $27.5 million has been paid since January 13, 2003, and the remainder of the variance is comprised of interest and adjustments made to some of the balances. It also includes the reimbursement of the credit lines that were held by Cognicase and UAB at the acquisition dates. The balance of the amount reflects mostly the payment of capital leases. The decrease in the long-term debt was partially offset by the debt incurred by Innovapost to pay for certain Canada Post assets. In fiscal 2002, the cash provided by continuing financing activities came mainly from the issuance, in December 2001, of 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Partly offsetting the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments of capital leases that we held. In fiscal 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during this year, namely Star Data Systems Inc. and IMRglobal Corp. It was offset by $54.2 million of net proceeds from the issuance of 6.4 million shares, which had resulted from the exercise of preemptive rights by two majority shareholders of CGI, pursuant to the IMRglobal Corp. acquisition in July 2001.

Free cash flow

	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002	Year ended Sept. 30, 2001

(in `000 of Canadian dollars)	$	$	$
Cash provided by continuing operating activities	229,459	177,447	174,002
Cash used for purchase of fixed assets	60,843	23,465	21,594

Free cash flow(1)	168,616	153,982	152,408

(1)We define free cash flow, which is a non-GAAP measure, as cash provided by continuing operating activities less the purchase of fixed assets.

Free cash flow, which we define as cash provided by continuing operating activities less the purchase of fixed assets, was $168.6 million in 2003 compared to $154.0 million in 2002 and $152.4 million in 2001. As we have stated in the past, our cash flow may vary from quarter to quarter depending on large outsourcing contract wins or acquisitions, the timing of tax credits received and the timing of large clients’ payables for their outsourcing contracts, among other things. The increase in free cash flow this year compared to last year is mostly due to an increase in the cash provided by continuing operating activities that was partially offset by the increase in capital expenditures. The purchase of fixed assets is detailed above.

Capital structure

	2003	2002	2001

(in `000 of Canadian dollars)	$	$	$
Long-term debt, including current portion	267,986	8,500	40,280
Shareholders' equity	1,980,210	1,779,615	1,503,114
Long-term debt to equity ratio	0.14:1	0.00:1	0.03:1
Total market capitalization as of September 30	3,139,688	2,303,235	3,328,884
Long-term debt to market capitalization ratio	8.5%	‹1%	1.2%

The long-term debt increased this year following the acquisitions of Cognicase and UAB, to which most of the debt issuance was related. Also included in the long-term debt are the purchase price balances of acquisitions accrued by Cognicase prior to January 13, 2003, and for which the unpaid balance as at September 30, 2003, was $15.0 million. Finally, it includes debt of $18.9 million incurred by Innovapost to pay for certain assets acquired from Canada Post. The shareholders’ equity increased mainly due to the issuance of shares during the year and to the net earnings achieved in the year, which amounted to $177.4 million. The capital stock increased with the exercise of $7.9 million of options during the year, but mostly reflects the $139.7 million paid through the issuance of 19.9 million Class A subordinate shares in January 2003 to pay for the Cognicase acquisition. An additional 113,154 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders’ equity was partially offset by the change in the foreign currency translation adjustment of $123.8 million, due to the depreciation by 15.1% of the US dollar versus the Canadian dollar between September 30, 2002 and September 30, 2003. We translate the assets denominated in foreign currencies using the year-end exchange rates.

The total value of market capitalization increased by 36.3% as a result of a 5.6% increase in outstanding shares year-over-year, and a 29.1% increase in the closing share price on September 30, 2003, versus September 30, 2002.

The long-term debt to equity and the long-term debt to market capitalization ratios both increased during the year as a function of the debt that we issued to pay for the acquisitions of Cognicase and UAB. Most of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares. Since then, to increase the earnings per share value for our shareholders, we have decided to minimize the dilution effect and we use more debt as a leverage tool.

Capital resources

	Total Commitment (1)	Available at Sept. 30, 2003	Outstanding at Sept. 30, 2003 (2)	Available at Sept. 30,2002	Outstanding at Sept. 30, 2002 (2)

(in `000 of Canadian dollars)	$	$	$	$	$
Unsecured syndicated credit facilities	515,000	285,500	229,500	222,796	2,204
Lines of credit (Bank of Montreal)	25,000	25,000	0	23,342	1,658
Other	2,700	2,700	0	2,971	0

(1) Excluding any existing credit facility for non-majority owned entities
(2) Includes Drawn Letters of Credit.

As at September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as banker’s acceptances and bearer deposit notes issued by major Canadian banks.

Under a new credit agreement structured during the year, we have access to a $186 million revolving credit facility for our operating activity and working capital needs, and a $329 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million uncommitted operating facility for cash management purposes. The $186 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan.The bank credit facility contains certain covenants, which requires us to maintain certain financial ratios. As at September 30, 2003, and September 30, 2002, we met these ratios.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current structure if we felt it was beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

Contractual obligations and commitments

Commitment types	Total minimal lease payments due until 2008

(in `000 of Canadian dollars)	$
Operating leases
Rental of office space	428,653
Computer equipment	151,705
Long-term service agreements	54,131
Included in long-term debt
Long-term debt repayments	257,879
Capital lease payments	12,252

We are committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,202.6 million. Of this, rental of office space represents $996.0 million, computer equipment represents $152.5 million and long-term service agreements represent $54.1 million. Total operating leases have increased by $312.5 million compared to those at the end of the last fiscal year, primarily reflecting an increase in the commitments related to the rental of premises of $253.5 million. These increases are in line with the growth of our business, primarily reflecting commitments acquired with Cognicase and UAB during the year. For one building lease we assumed from Cognicase, there is a commitment representing $58.8 million, which is now included in our commitments. Also, our 20-year lease commitment at E-Commerce Place in Montreal has grown by $60.5 million, as a result of an increase in the space that we occupy. Finally, as part of the reorganization of our offices in the Greater Toronto area, a new lease has been signed during the last fiscal year and the commitment represents $68.0 million.

Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

The long-term debt principal repayments are described in Note 8 to the Consolidated Financial Statements.

The capital lease payments are mainly comprised of contracts for the lease of computer equipment, with terms from one to five years, along with the capital lease contracts that were acquired with Cognicase and UAB. We do not normally enter into capital lease contracts for computer equipment.

We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

In fiscal 2004, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

The competition for contracts — We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the six economic sectors we target. As of December 31, 2003 CGI re-defined these same six markets and they are now presented as segmented in five sectors. This in-depth market knowledge helps enhance our competitive position. CGI is a dominant provider of

IT and BPO services in Canada, and, through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

Difficulties in executing our acquisition strategy — A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

The long sales cycle for major outsourcing contracts — The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

Foreign currency risk — The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Business mix variations — The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals — The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients — The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2003, the vast majority of our operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends — CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in six targeted economic sectors (re-defined as five economic sectors as of December 31, 2003); our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — With the exception of BCE, its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk — If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables — We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Guarantees risk — In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk — If measures announced in the June 12, 2003 Quebec provincial budget are applied, a change in voting control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Outlook

Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

We will continue to leverage our competitive differentiators in order to secure new IT and BPO contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, we anticipate revenue and earnings per share to grow between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

4.3	Statistics for Past Nine Quarters (2002-2004)
Please note that all amounts are in thousands of dollars, except per share amounts.

	Fiscal year 2004	Fiscal year 2003				Fiscal year 2002

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	31/12/03	30/09/03	31/03/03	30/06/03	31/12/02	30/09/02	31/03/02	30/06/02	31/12/01

Revenue	700,470	694,180	716,184	720,347	588,984	571,860	553,355	531,901	512,497

Net earnings from continuing operations	49,493	47,984	46,758	43,634	37,020	35,524	36,476	33,187	30,612

Net Earnings	48,741	48,469	47,068	44,809	37,020	35,524	36,476	33,187	30,612

Basic per share	0.12	0.12	0.12	0.11	0.10	0.09	0.10	0.09	0.08

4.4	Forward-Looking Statements

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,”“anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

5.	DIRECTORS AND OFFICERS
5.1	Directors
Each of the directors has been elected to serve until the next annual meeting of shareholders.

William D. Anderson Montreal, Quebec Director since 1999 Member of the Corporate Governance Committee and of the Human Resources Committee Class A Subordinate Shares: 1,000 (*)

William D. Anderson is President of BCE Ventures Inc., responsible for BCE Inc.'s investment in a number of companies including CGI. A chartered accountant, Mr. Anderson previously was Chief Financial Officer (CFO) of Bell Canada, CFO of BCE Inc. and CFO of Bell Cablemedia plc. Mr. Anderson is also a Director of Aliant Inc., BCE Emergis Inc., Bell Canada International Inc., Canbras Communications Corp. and TransAlta Corporation.

Claude Boivin
Longueuil, Quebec
Director since 1993
Chairman of the Corporate Governance Committee, member of the Audit and Risk Management
Committee and Lead Director
Class A subordinate shares: 106,596 (*)
Deferred stock units: 5,561 (+)
Stock options: 24,763

Claude Boivin held a number of senior positions at Hydro-Quebec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a Director of Tembec Inc., Heroux Devtek, Groupe Laperriere et Verreault Inc. and Chairman of Boralex Power Income Fund Trust.

Jean Brassard Longueuil, Quebec Director since 1978 Class A subordinate shares: 233,448 (*) Class B shares: 1,334,496 (*) Stock options: 62,000

Jean Brassard is Vice-Chairman of the Board and was, until 2000, President and Chief Operating Officer of CGI. He contributed to CGI's growth in Canada, the US and Europe. He joined CGI in 1978. Mr. Brassard is also a Director of AGTI Consulting Services Inc. and Conseillers en informatique d'affaires CIA Inc., two subsidiaries of CGI. He also serves as a Director of several organizations, including Fondation de l'Universite Laval and Centre d'arts Orford.

Claude Chamberland Longueuil, Quebec Director since 1998 Member of the Human Resources Committee Class A subordinate shares: 11,396 (*) Deferred stock units: 5,830 (+) Stock options: 23,453

Claude Chamberland has spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to management and general management of operating businesses but, at times, included R&D, information technology and construction management. He is a Director of Hatch Associates Ltd., Intellium Technologies Inc., FRE Composites Inc. and a number of non-profit organizations.

Robert Chevrier Montreal, Quebec Director since 2003 Member of the Audit and Risk Management Committee Class A subordinate shares: 10,000 (*) Deferred stock units: 1,482 (+) Stock options: 8,965

Robert Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc. He also serves as a Director of Bank of Montreal, Transcontinental Inc., Cascades Inc. and Richelieu Hardware Ltd.

Paule Doré Montreal, Quebec Director since 1996 Class A subordinate shares: 478,374 (*) Stock options: 325,000

Paule Dore joined CGI in 1990 and is currently Executive Vice-President and Chief Corporate Officer. She is responsible for human resources and leadership development, corporate governance, quality, marketing, knowledge management and communications, including financial communications. She is currently a Director of AXA Canada, the Canadian Centre for Architecture, the National Arts Centre Foundation, as well as Chair of the Board of Directors of the Montreal Women's Y Foundation.

Serge Godin
Montreal, Quebec
Director since 1976
Ex-officio member of the Human Resources Committee and the Corporate Governance Committee
Class A subordinate shares: 573,963 (*)
Class B shares: 28,216,507 (*)
Stock options: 952,000

Serge Godin co-founded CGI in 1976 and is its Chairman and Chief Executive Officer. Since CGI's inception, Mr. Godin has successfully grown the Company to become Canada's largest independent IT services company and the fifth largest in North Amercia. Throughout his career, Serge Godin has remained active in a number of organizations promoting the economic development of Montreal, Quebec and Canada. This year, he was named Great Montrealer for his contributions in the economic sector. He was awarded an honorary Doctor of Law degree from Concordia University and an honorary Doctor of Management degree from Universite Laval.

André Imbeau Beloeil, Quebec Director since 1976 Class A subordinate shares: 235,191 (*) Class B shares: 4,221,165 (*) Stock options: 495,000

Andre Imbeau co-founded CGI in 1976 and is Executive Vice-President and Chief Financial Officer and Treasurer of CGI. Mr. Imbeau's financial leadership and strong commitment to teamwork significantly contributed to CGI's track record of maintaining 27 years of consecutive revenue growth. Andre Imbeau is responsible for creating value for all stakeholders through managing key functions including finance, treasury, mergers and acquisitions, legal and corporate engagement assessment services. Mr. Imbeau sits on the boards of AGTI Consulting Services Inc. and Conseillers en informatique d'affaires CIA Inc., both subsidiaries of CGI.

David L. Johnston Waterloo, Ontario Director since 1994 Chairman of the Human Resources Committee Class A subordinate shares: 74,120 (*) Deferred stock units: 7,339 (+) Stock options: 28,317

Professor Johnston is President and Vice-Chancellor of the University of Waterloo, appointed in 1999, and previously was a professor at McGill University's Faculty of Law, following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored 12 books providing the legal perspective on e-business, the information highway and corporations. Prof. Johnston has 12 honorary doctorates and is a Companion of the Order of Canada. He is a Director of Alcatel Canada Inc., Open Text Ltd. and Masco Corporation.

Eileen A. Mercier Toronto, Ontario Director since 1996 Chairman of the Audit and Risk Management Committee Class A subordinate shares: 15,774 (*) Deferred stock units: 3,384 (+) Stock options: 19,977

Eileen A. Mercier is a corporate director. Previously, she was President of Finvoy Management Inc., a management consulting firm, and before that was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a Director of several corporations including Hydro One Inc., Quebecor World Inc., ING Bank Canada, Winpak Limited, Teekay Shipping Corp. and Shermag Inc., and of non-profit organizations including York University and the University Health Network. Ms. Mercier holds an MBA from York University.

Michael J. Sabia Montreal, Quebec Director since 2003

Michael J. Sabia is President and Chief Executive Officer and a Director of BCE Inc., as well as Chief Executive Officer and a Director of Bell Canada. Mr. Sabia has held the above executive positions since April 2002 and May 2002 respectively. Prior to his appointment as Vice-Chairman and Chief Executive Officer of Bell Canada International Inc. in October 1999,Mr. Sabia held the position of Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. In July 2000, Mr. Sabia was appointed Executive Vice-President of BCE Inc. and Vice-Chairman of Bell Canada. From December 2000 to March 2002, he held the position of President of BCE Inc. In March 2002, Mr. Sabia was appointed President and Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada. He is also Chairman of the Board of BCE Emergis Inc., Bell Globemedia Inc. and a Director of Bell Mobility Holdings Inc., Bell ExpressVu Inc., and Telesat Canada.

C. Wesley M. Scott Toronto, Ontario Director since 2001 Class A subordinate shares: 1,000 (*) Deferred stock units: 4,310 (+) Stock options: 22,618

C. Wesley M. Scott is a retired executive of the BCE Inc. group of companies, having held a number of positions, including Chief Corporate Officer of BCE Inc., Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks Corporation. He is a Director of a number of public companies: BCE Emergis Inc., Legacy Hotels Real Estate Investment Trust, Sears Canada Inc. and Solectron Corporation.

Gerald T. Squire
WestTVancouver, British Columbia
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate shares: 5,000 (*)
Deferred stock units: 1,482 (+)
Stock options: 8,965

Gerald T. Squire retired from his position as President and CEO of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire participated in a number of professional organizations including Chairman of the Insurance Institute of Canada and Director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation.

Robert Tessier Montreal, Quebec Director since 2003 Member of the Corporate Governance Committee Class A subordinate shares: 5,000 (*) Deferred stock units: 1,482 (+) Stock options: 8,965

Robert Tessier has been President and Chief Executive Officer of Gaz Metro Limited Partnership since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power equipment and railway material. Mr. Tessier is President of the Board of the Montreal Institute of Cardiology. He is a Director of AXA Canada and Investors Group Corporate Class Inc.

(*) Number of shares beneficially owned or controlled.
(+) For more information regarding deferred stock units ("DSUs"), please refer to the "Remuneration of Directors" section of the Management Proxy Circular.

For the past five years, all of the nominees have been engaged in their present occupation or in other management capacities with the companies with which they currently hold positions, except for: Mr. William D. Anderson who, prior to December 2000, was Chief Financial Officer of BCE Inc.; Mr. Jean Brassard who, prior to October 2000, was President and Chief Operating Officer of CGI Group Inc.; Mr. Claude Chamberland who, prior to May 2001, was President of Alcan International Ltd.; Mr. Robert Chevrier who, prior to March 2001, was Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc.; Ms. Eileen A. Mercier who, prior to December 2003, was President of Finvoy Management Inc.; Mr. C. Wesley M. Scott who, prior to March 2001, was Chief Corporate Officer of BCE Inc.; Mr. Gerald T. Squire who, prior to April 2002, was President and Chief Executive Officer of The Co-operators Group.

Structure of Board of Directors Standing Committees and committee membership

COMMITTEE	MEMBERSHIP

Audit and Risk Management Committee
Composed entirely of independent outside directors, the Audit and
Risk Management Committee is mandated by the Board of Directors to review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; review related party
transactions; and review and recommend to the Board of Directors the approval of the Company's interim and audited financial statements and all public disclosure documents containing audited or unaudited
financial information.	Eileen A. Mercier (Chair) Claude Boivin Robert Chevrier

Corporate Governance Committee
Composed of a majority of outside independent directors, the
Corporate Governance Committee is responsible for developing the
Company's approach to Board governance issues and the Company's response to the corporate governance guidelines; reviewing the composition and contribution of the Board and its members and recommending Board nominees; overseeing the orientation program for new directors; and helping to maintain an effective working
relationship between the Board of Directors of the Company and
management.	Claude Boivin (Chair) Gerald T. Squire Robert Tessier William D. Anderson

Human Resources Committee
Composed of a majority of outside independent directors, the Human
Resources Committee is responsible for reviewing and making
recommendations to the Board of Directors of the Company for the
appointment of Senior Executives of the Company and for determining terms of employment of Senior Executives. It also performs functions such as reviewing succession planning and matters of compensation as well as such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by
the Board of Directors of the Company from time to time.	David L. Johnston (Chair) William D. Anderson Claude Chamberland

5.2	Officers
The following table states the names of CGI’s Senior Officers, their place of residence and their principal occupation within the five preceding years:

Name and place of residence	Principal occupation

Serge Godin	Chairman of the Board
Montreal, Quebec	and Chief Executive Officer

Jean Brassard	Vice-Chairman of the Board
Longueuil, Quebec

David Anderson	Senior Vice-President and Corporate Controller
Toronto, Ontario

André Bourque	Senior Vice-President and Chief Legal Officer
Montreal, Quebec

Paule Doré	Executive Vice-President and Chief
Montreal, Quebec	Corporate Officer and Secretary

André Imbeau	Executive Vice-President and
Beloeil, Quebec	Chief Financial Officer and Treasurer

Andre Nadeau	Executive Vice-President
Montreal, Quebec	and Chief Strategy Officer

Luc Pinard	Chief Technology Officer
Longueuil, Quebec

Michael E. Roach	President and Chief Operating Officer
Ajax, Ontario

Daniel Rocheleau	Executive Vice-President and
Longueuil, Quebec	Chief Business Engineering Officer

Jacques Roy	Senior Vice-President, Finance and Treasury
Longueuil, Quebec

Joseph I. Saliba	President, US and Asia Pacific
Boston, Massachussets

6.	OWNERSHIP OF SECURITIES ON THE PART OF DIRECTORS AND OFFICERS

As of January 31, 2004 CGI’s directors and officers as a group own, or exercise control or direction over, directly or indirectly, 4,059,779 Class A shares representing 1.1 % of CGI’s issued and outstanding Class A shares, and 33,772,168 Class B shares representing 100 % of CGI’s issued and outstanding Class B shares.

7.	MARKET FOR SECURITIES
CGI’s Class A shares are traded on the Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB.

8.	ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the secretary of the Company, (i) a copy of the Annual Information Form of the issuer, together with one copy of any document, or the pertinent pages of any document incorporated by a reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2003 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Information Circular dated December 22, 2003 and (iv) a copy of the 2003 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, and principal holders of the Company’s shares is included in the Information Circular dated December 22, 2003.

Additional financial information on the last fiscal year ended September 30, 2003, is presented in the audited financial statements (pages 41to 73) and under the title “Management’s Discussion and Analysis of Financial Position and Results of Operations” (pages 24 to 39), in the 2003 Annual Report.

The documents mentioned above are available at the Company’s head office:

1130 Sherbrooke Street West
5th Floor
Montreal, Quebec
H3A 2M8

Telephone: (514) 841-3200
Fax: (514) 841-3299

Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS	YEARS ENDED SEPTEMBER 30 – (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)
	2003	2002	2001

	$	$	$
Revenue	2,719,695	2,169,613	1,560,391

Operating expenses Costs of services, selling and administrative expenses	2,277,500	1,842,854	1,328,460
Research expenses	22,036	17,609	12,585
Depreciation and amortization expenses (Note 10)	121,861	77,005	55,722

	2,421,397	1,937,468	1,396,767

Earnings before the following items:	298,298	232,145	163,624

Interest Long-term debt	12,578	2,411	4,206
Other	(3,091)	(2,833)	(2,664)

	9,487	(422)	1,542

Earnings before income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	288,811	232,567	162,082
Income taxes (Note 11)	113,709	96,768	72,165

Earnings before entity subject to significant influence, amortization of goodwill and discontinued operations	175,102	135,799	89,917
Entity subject to significant influence	295	-	7

Earnings before amortization of goodwill and discontinued operations	175,397	135,799	89,924
Amortization of goodwill, net of income taxes (Note 2)	-	-	27,135

Net earnings from continuing operations	175,397	135,799	62,789
Net earnings from discontinued operations (Note 13)	1,969	-	-

Net earnings	177,366	135,799	62,789

Weighted-average number outstanding Class A subordinate shares and Class B shares	395,191,927	377,349,472	299,500,350

Basic and diluted earnings per share before amortization of goodwill Continuing operations	0.44	0.36	0.30
Discontinued operations	0.01	-	-

	0.45	0.36	0.30

Basic and diluted earnings per share Continuing operations	0.44	0.36	0.21
Discontinued operations	0.01	-	-

	0.45	0.36	0.21

See Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS	YEARS ENDED SEPTEMBER 30 – (IN THOUSANDS OF CANADIAN DOLLARS)
	2003	2002	2001

	$	$	$
Retained earnings, beginning of year	377,944	245,945	183,156
Net earnings	177,366	135,799	62,789
Share issue costs, net of income taxes (Note 9)	-	(3,800)	-

Retained earnings, end of year	555,310	377,944	245,945

See Notes to the Consolidated Financial Statements

39 _ CGI GROUP INC. 2003

****

Financial Statements

CONSOLIDATED BALANCE SHEETS	AS AT SEPTEMBER 30 – (IN THOUSANDS OF CANADIAN DOLLARS)
	2003	2002

	$	$
Assets Current assets Cash and cash equivalents	83,509	104,221
Accounts receivable (Note 3)	439,535	301,269
Work in progress	122,737	98,904
Prepaid expenses and other current assets	78,183	53,115
Future income taxes (Note 11)	34,237	12,567
Assets of businesses held for sale (Note 13)	41,014	-

	799,215	570,076
Fixed assets (Note 4)	144,941	103,539
Contract costs (Note 5)	256,320	264,349
Other intangibles and other long-term assets (Note 6)	392,069	206,493
Future income taxes (Note 11)	22,764	28,661
Goodwill (Note 7)	1,382,548	1,133,852

	2,997,857	2,306,970

Liabilities Current Liabilities Accounts payable and accrued liabilities	316,166	171,352
Accrued compensation	110,398	93,806
Deferred revenue	70,300	61,027
Income taxes	19,165	11,206
Future income taxes (Note 11)	47,003	26,301
Current portion of long-term debt (Note 8)	20,555	4,172
Liabilities of businesses held for sale (Note 13)	16,316	-

	599,903	367,864
Future income taxes (Note 11)	140,571	93,696
Long-term debt (Note 8)	247,431	4,328
Deferred credits and other long-term liabilities	29,742	61,467

	1,017,647	527,355

Commitments and contingencies (Note 19) Shareholders' equity Capital stock (Note 9)	1,480,631	1,332,621
Contributed surplus	5,870	3,652
Warrants and stock options (Note 9)	27,901	31,132
Retained earnings	555,310	377,944
Foreign currency translation adjustment	(89,502)	34,266

	1,980,210	1,779,615

	2,997,857	2,306,970

See Notes to the Consolidated Financial Statements

Approved by the Board (Signed) Serge Godin Director	(Signed) André Imbeau Director

40 _ CGI GROUP INC. 2003

Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS	YEARS ENDED SEPTEMBER 30 – (IN THOUSANDS OF CANADIAN DOLLARS)
	2003	2002	2001

	$	$	$
Operating activities Net earnings from continuing operations	175,397	135,799	62,789
Adjustments for: Depreciation and amortization expenses	149,650	100,564	65,996
Amortization of goodwill	-	-	28,586
Deferred credits and other long-term liabilities	(30,174)	(50,021)	(14,442)
Future income taxes	47,962	35,602	32,589
Foreign exchange loss	1,914	1,240	4,213
Entity subject to significant influence	(295)	-	(7)
Net change in non-cash working capital items (Note 15)	(114,995)	(45,737)	(5,722)

Cash provided by continuing operating activities	229,459	177,447	174,002

Investing activities Business acquisitions (net of cash acquired) (Note 12)	(233,038)	(19,866)	(86,393)
Proceeds from sale of subsidiaries (Note 12)	(474)	10,365	-
Investment in a joint venture (Note 12)	-	(26,000)	-
Purchase of fixed assets	(60,843)	(23,465)	(21,594)
Proceeds from sale of fixed assets	-	-	1,270
Contract costs	(29,211)	(61,987)	(8,021)
Increase in other intangibles and other long-term assets	(149,034)	(94,650)	(43,013)
Decrease in other intangibles and other long-term assets	10,321	-	-

Cash used for continuing investing activities	(462,279)	(215,603)	(157,751)

Financing activities Net variation in credit facility	219,000	(25,000)	(5,000)
Decrease of other long-term debt	(19,781)	(8,342)	(65,027)
Issuance of shares (Note 9)	6,451	131,736	54,206
Share issue costs (Note 9)	-	(5,500)	-

Cash provided by (used for) continuing financing activities	205,670	92,894	(15,821)

Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)

Net (decrease) increase in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations (Note 13)	5,521	-	-
Cash and cash equivalents, beginning of year	104,221	46,008	49,341

Cash and cash equivalents, end of year	83,509	104,221	46,008

Supplementary cash flow information (Note 15)
See Notes to the Consolidated Financial Statements

41 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 1: DESCRIPTION OF BUSINESS

CGI Group Inc. (the “Company” or “CGI”), directly or through its subsidiaries, provides end-to-end Information Technology (“IT”) services and Business Process Services (“BPS”). The Company’s primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.

        Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2003.

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

Principles of consolidation

The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company has the ability to significantly influence, is accounted for using the equity method.

Revenue recognition

The Company provides two lines of services. The IT services include a full range of services in systems integration, consulting and outsourcing. The BPS provide end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. The Company’s revenue is principally derived from outsourcing contracts.

        Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills clients prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

        For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

        Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company’s business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

        Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product.

42 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets

Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

Contract costs

Contract costs are incurred in the course of two to 10-year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a)	Incentives granted to clients upon signature of long-term outsourcing contracts

Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the depreciation policies described previously. The excess of the amount paid over the fair value of fixed assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described in the preceding paragraph.
b)	Transition costs incurred during the transition period of long-term outsourcing contracts

These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets

Other intangibles and other long-term assets comprise the following:

    – Internal software

Internal software includes software acquired and developed for internal use. This software is amortized over its estimated useful life.

    – Business solutions

Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.

    – Software licences

Software licences are purchased to fulfill the Company’s obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term. – Customer relationships

    – Customer relationships

Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.

    – Other long-term assets

Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of the Company’s joint ventures, as well as an investment in an entity subject to significant influence.

43 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

        The Company performs its annual review of goodwill as of September 30 of each year. Based on the impairment tests performed as of September 30, 2002 and 2003, the Company concluded that no goodwill impairment charge was required. In addition, the Company performed a supplemental impairment test following its decision to modify its management structure and, based on the results of this impairment test, the Company concluded that no goodwill impairment charge was required.

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

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted by the Company to clients under the terms of certain long-term outsourcing contracts (see “Contract costs” described above).

Stock option plan

The Company has a stock option compensation plan which is described in Note 9. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        The Company applies the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9.

Research expenses

Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

44 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Translation of foreign currencies

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

        Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries and joint ventures denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment decreased by $123,768,000 in 2003 and increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These variations resulted principally from translating US dollars denominated goodwill.

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

        Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom (“UK”) subsidiaries, which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. (“IMRglobal” or “IMR”), completed in July 2001 (see Note 12), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders’ equity increased by approximately $1,400,000.

Recent accounting changes

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 for disclosure of guarantees.

        The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations and Section 3061, Property, Plant and Equipment.

        In November 2002 and May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on the Consolidated Financial Statements as the Company was already conforming to this guidance.

Future accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

        The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

        The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

45 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

        The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company’s Consolidated Financial Statements.

NOTE 3: ACCOUNTS RECEIVABLE

	2003	2002

	$	$
Trade	301,430	229,583
Other (1)	138,105	71,686

	439,535	301,269

(1)	Other accounts receivable, as at September 30, 2003 and 2002 include refundable tax credits on salaries, related to the E-Commerce Place, Multimedia City, SR&ED and other tax credits progams of approximately $104,875,000 and $44,524,000 respectively. Of these amounts, $69,052,000, $47,979,000 and $24,763,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2003, 2002 and 2001, respectively.

The Company is defined as an eligible company and operates “eligible activities” under the terms of various Quebec government tax credits programs on salaries for eligible employees located mainly in the E-Commerce Place and in the Multimedia City.

These refundable tax credits on salaries carry certain conditions. Furthermore, the Company must, annually, obtain an eligibility certificate from the Quebec government. These credits are calculated at rates of 35% to 40% on salaries paid in Quebec, to a maximum of $12,500 to $15,000 per year per eligible employee. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2003.

NOTE 4: FIXED ASSETS

2003

	COST $	ACCUMULATED DEPRECIATION AND AMORTIZATION $	NET BOOK VALUE $
Land	3,248	-	3,248
Buildings	22,446	840	21,606
Leasehold improvements	82,077	18,333	63,744
Furniture and fixtures	38,241	19,323	18,918
Computer equipment	119,802	82,377	37,425

	265,814	120,873	144,941

2002

	COST $	ACCUMULATED DEPRECIATION AND AMORTIZATION $	NET BOOK VALUE $
Land	4,102	-	4,102
Buildings	24,724	761	23,963
Leasehold improvements	45,766	14,186	31,580
Furniture and fixtures	40,157	22,131	18,026
Computer equipment	120,854	94,986	25,868

	235,603	132,064	103,539

Fixed assets include assets acquired under capital leases totaling $4,372,000 (2002 — $9,434,000), net of accumulated depreciation and amortization of $3,927,000 (2002 — $22,209,000).

46 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 5: CONTRACT COSTS

2003
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Incentives	284,879	64,884	219,995
Transition costs	44,966	8,641	36,325

	329,845	73,525	256,320

2002
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Incentives	285,321	38,728	246,593
Transition costs	22,196	4,440	17,756

	307,517	43,168	264,349

Amortization expense of contract costs is presented as follows in the consolidated statements of earnings (see Note 2):

	2003 $	2002 $	2001 $

Incentives (presented as reduction of revenue)	27,789	23,559	10,274
Transition costs	4,219	2,656	169

	32,008	26,215	10,443

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS

2003
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Internal software	72,800	19,642	53,158
Business solutions	146,921	38,916	108,005
Software licenses	116,887	55,378	61,509
Customer relationships	165,527	26,415	139,112

Other intangibles	502,135	140,351	361,784

Financing lease (Note 14)			25,413
Investment in an entity subject to significant influence			4,872

Other long-term assets			30,285

Total other intangibles and other long-term assets			392,069

2002
	COST $	ACCUMULATED AMORTIZATION $	NET BOOK VALUE $
Internal software	52,998	15,423	37,575
Business solutions	94,406	25,535	68,871
Software licenses	93,716	53,404	40,312
Customer relationships	72,591	12,856	59,735

Total other intangibles and other long-term assets	313,711	107,218	206,493

47 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS (CONT’D)

Amortization expense of other intangibles is presented as follows in the consolidated statements of earnings:

	2003	2002	2001

	$	$	$
Internal software	12,048	9,350	3,351
Business solutions	15,508	14,501	4,879
Software licenses	28,521	16,988	15,638
Customer relationships	17,453	5,207	2,500

	73,530	46,046	26,368

NOTE 7: GOODWILL

The changes in the book value of goodwill are as follows:

2003

	IT SERVICES	BPS	TOTAL
	$	$	$
Balance, beginning of year	850,801	283,051	1,133,852
Acquisitions	289,633	74,317	363,950
Purchase price adjustments	(332)	(2,916)	(3,248)
Disposal of subsidiaries	(140)	-	(140)
Goodwill related to businesses held for sale	(11,264)	-	(11,264)
Foreign currency translation adjustment	(72,595)	(28,007)	(100,602)

Balance, end of year	1,056,103	326,445	1,382,548

2002

	IT SERVICES	BPS	TOTAL
	$	$	$
Balance, beginning of year	838,138	280,825	1,118,963
Acquisitions	19,499	3,550	23,049
Purchase price adjustments	(6,345)	(2,470)	(8,815)
Disposal of subsidiaries	(8,037)	-	(8,037)
Foreign currency translation adjustment	7,546	1,146	8,692

Balance, end of year	850,801	283,051	1,133,852

48 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 8: LONG-TERM DEBT

	2003	2002

	$	$
Unsecured committed revolving term facility bearing interest at the bankers' acceptance rate plus 1.25%, maturing in 2006 (1)	219,000	-
Balances of purchase price related to business acquisitions, non-interest bearing, repayable by various instalments through 2006. These balances were recorded at their discounted value using a 7% interest rate	14,966	-
Obligations under capital leases, bearing interest at rates varying from 2.9% to 13.38% and repayable by blended monthly instalments maturing at various dates until 2008	11,269	8,500
Other loans bearing interest at various rates, repayable through 2006	1,368	-
Share of joint venture's long-term debt Secured term loan repayable by blended monthly payments of $540,249, maturing in 2007 (2)	18,933	-
Redeemable preferred shares (3)	2,450	-

	267,986	8,500
Current portion	20,555	4,172

	247,431	4,328

(1)	An additional amount of $285,550,000 is available under the terms of the unsecured committed revolving credit facilities. In addition to these revolving credit facilities, the Company has available lines of credit totaling $27,700,000, of which an amount of $10,450,000 has been drawn, as at September 30, 2003, to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2003, these financial ratios were met.
(2)
As at year-end, one of the Company’s joint ventures, which is owned at 49%, entered into a $38,639,068 term loan to finance its operations, repayable by blended monthly payments of $1,102,548, maturing in December 2006. As part of the credit agreement entered into during the year, the joint venture has an unsecured $10,000,000 operating credit facility for its working capital, to be renewed after 364 days. As of September 30, 2003, there is no amount outstanding on this facility.
(3)
The same joint venture entered into a subscription agreement for the issuance of 10,000,000 redeemable preferred shares at the option of the holder under certain conditions. These preferred shares are non-voting and are not entitled to receive dividends. Upon liquidation, dissolution, winding-up of the joint venture (voluntary or involuntary), holders of the preferred shares are entitled to receive for each share, in preference and priority to any distribution of the assets of the joint venture to the common shareholders, an amount equal to:
(a) $1.00 (issue price) per share plus 4.20% of the issue price, compounded annually; and
(b) an amount otherwise agreed to from time to time in writing from the joint venture.

Principal repayments on long-term debt over the next four years are as follows:

$
2004	13,570
2005	11,802
2006	230,269
2007	1,076

Minimum capital lease payments are as follows:

	PAYMENT	INTEREST	PRINCIPAL

	$	$	$
2004	7,632	647	6,985
2005	2,959	227	2,732
2006	1,152	86	1,066
2007	378	18	360
2008	131	5	126

Total minimum capital lease payments	12,252	983	11,269

49 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS

A) Capital stock

Authorized, in an unlimited number without par value:

–	First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
–	Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
–	Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
–	Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2003, 2002 and 2001, the Class A subordinate shares and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE

	$		$
Balance, September 30, 2000	240,755,667	490,645	34,846,526	1,162
Issued for cash	-	-	5,953,248	53,043
Issued as consideration for business acquisitions (Note 12)	85,835,178	651,010	-	-
Options exercised	441,872	2,236	-	-

Balance, September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash (1)	11,110,000	124,988	-	-
Issued as consideration for business acquisitions (Note 12)	210,739	2,261	-	-
Options exercised	1,546,801	7,276	-	-

Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 12)	19,963,399	140,546	-	-
Conversion (2)	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,345,241	7,464	-	-

Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868

(1)	On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).
(2)	As part of the agreement of July 24, 2003, entered into by the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

B) Stock options

Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate share on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. As at September 30, 2003, 33,625,043 Class A subordinate shares have been reserved for issuance under the Stock option plan.

50 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

			YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002

	CONTINUING OPERATIONS $	DISCONTINUED OPERATIONS $	TOTAL $	TOTAL $
Net earnings	175,397	1,969	177,366	135,799
Adjustment to net earnings	(8,168)	-	(8,168)	(4,130)

Pro forma net earnings	167,229	1,969	169,198	131,669
Pro forma basic and diluted earnings per share	0.42	0.01	0.43	0.35
			2003	2002

Assumptions used in the Black-Scholes option pricing model
Dividend yield			0.0%	0.0%
Expected volatility			52.7%	48.7%
Risk free interest rate			4.21%	4.60%
Expected life (years)			5	5
Weighted average grant date fair value ($)			3.16	4.27

In connection with a business acquisition completed in fiscal 2001 (see Note 12) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition (see Note 9D and 9E).

C) Warrants

In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 12), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2003, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

        In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the “Initial Warrants”), CGI issued to the Majority Shareholders and BCE warrants (the “Pre-emptive Rights Warrants”) to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of CGI upon the exercise of such Warrants, to convert each of such Class B shares into one Class A subordinate share upon their issuance.

        Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the “Expiration Date”) replacing warrants (the Warrants”) to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

51 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS (CONT’D)

D) The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2003	2002

	NUMBER	NUMBER
Class A subordinate shares	368,236,503	339,900,257
Class B shares	33,772,168	40,799,774

Total capital stock	402,008,671	380,700,031
Number of stock options (Class A subordinate shares)
- Accounted for	1,675,913	2,333,231
Number of stock options (Class A subordinate shares)
- Not accounted for	18,783,602	18,481,589
Number of warrants (Class A subordinate shares)
- Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares)
- Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	432,148,454	411,195,119

E) The following table presents information concerning stock options and warrants accounted for the years ended September 30:

2003					2002

	STOCK OPTIONS	WARRANTS			STOCK OPTIONS	WARRANTS

	NUMBER	CARRYING VALUE $	NUMBER	CARRYING VALUE $	NUMBER	CARRYING VALUE $	NUMBER	CARRYING VALUE $
Balance, beginning of year	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised	(206,208)	(1,013)	-	-	(107,318)	(528)	-	-
Forfeited and expired (1)	(451,110)	(2,218)	-	-	(699,394)	(3,441)	-	-

Balance, end of year	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655

(1)	During 2003 and 2002, the Company cancelled options for an amount of $2,218,000 and $3,441,000, respectively, which have been reclassified to contributed surplus.

F) Additional information on stock options

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

2003			2002		2001

	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $
Outstanding, beginning of year	20,814,820	10.79	24,223,852	10.69	6,413,181	11.46
Granted	4,600,502	6.24	1,206,925	8.91	10,643,930	8.89
Granted as consideration for business
acquisition (Note 12)	-	-	-	-	8,424,502	12.27
Exercised	(1,345,241)	4.82	(1,546,801)	4.27	(441,872)	2.63
Forfeited and expired	(3,610,566)	10.18	(3,069,156)	12.55	(815,889)	13.90

Outstanding, end of year	20,459,515	9.69	20,814,820	10.79	24,223,852	10.69

(1)	Includes stock options that are accounted for as indicated in the table above.

52 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2003:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICE $	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE $	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE $
1.90 TO 4.38	506,2670	6	2.55	506,267	2.55
5.07 TO 6.98	5,402,2337	8	6.11	1,345,828	6.18
7.00 TO 8.99	7,888,3850	8	8.74	7,280,335	8.77
9.05 TO 10.44	2,272,385	7	9.85	2,205,635	9.86
11.13 TO 14.86	1,503,638	6	13.31	1,409,550	13.31
15.01 TO 19.34	2,149,208	6	16.10	1,643,743	16.07
20.29 TO 31.35	737,399	5	24.51	718,649	24.47

	20,459,515	7	9.69	15,110,007	10.45

G) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

2003				2002			2001

	NET EARNINGS (NUMERATOR) $	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE $	NET EARNINGS (NUMERATOR $	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE $	NET EARNINGS (NUMERATOR $	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE $
Net earnings	177,366	395,191,927	0.45	135,799	377,349,472	0.36	62,789	299,500,350	0.21
Dilutive options	-	1,508,995	-	-	2,083,498	-	-	1,287,291	-
Dilutive warrants	-	764,755	-	-	2,137,885	-	-	319,545	-

Net earnings
after assumed
conversions	177,366	397,465,677	0.45	135,799	381,570,855	0.36	62,789	301,107,186	0.21

NOTE 10: DEPRECIATION AND AMORTIZATION EXPENSES

	2003	2002	2001

	$	$	$
Depreciation and amortization of fixed assets	44,112	28,303	29,185
Amortization of contract costs related to transition costs	4,219	2,656	169
Amortization of other intangibles and other long-term assets	73,530	46,046	26,368

	121,861	77,005	55,722
Amortization of contract costs related to incentives
(presented as reduction of revenue)	27,789	23,559	10,274

	149,650	100,564	65,996

53 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 11: INCOME TAXES

The income tax provision is as follows for the years ended September 30:

	2003	2002	2001

	$	$	$
Current	67,460	61,166	38,125
Future(1)	46,249	35,602	34,040

	113,709	96,768	72,165

(1) Includes $1,451,000 in 2001 of future income taxes related to goodwill amortization.

The Company’s effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2003	2002	2001

	$	$	$
Combined federal and provincial tax rates	34.5	36.6	38.6
Non-deductible items	0.8	0.7	8.6
Valuation allowance relating to tax benefits on losses	2.4	4.4	7.8
Other	1.7	(0.1)	(2.0)

Effective income tax rate after goodwill amortization	39.4	41.6	53.0
Goodwill amortization	-	-	(8.5)

Effective income tax rate before goodwill amortization	39.4	41.6	44.5

Future income taxes are as follows at September 30:

	2003	2002

	$	$
Future income tax assets:
Provision for integration costs	24,159	5,160
Tax benefits on losses carried forward	115,437	127,609
Accrued compensation and post employment benefits	8,811	5,969
Allowance for doubtful accounts	5,613	1,421
Other	6,003	1,888

	160,023	142,047

Future income tax liabilities:
Fixed assets, contract costs and other intangibles and other long-term assets	130,907	88,387
Work in progress	10,341	6,490
Goodwill	5,116	5,309
Refundable tax credits on salaries	34,315	13,832
Other	6,920	5,979

	187,599	119,997

Valuation allowance	102,997	100,819

Future income taxes, net	(130,573)	(78,769)

Future income taxes are classified as follows:
Current future income tax assets	34,237	12,567
Long-term future income tax assets	22,764	28,661
Current future income tax liabilities	(47,003)	(26,301)
Long-term future income tax liabilities	(140,571)	(93,696)

Future income tax liabilities, net	(130,573)	(78,769)

54 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Certain of the Company’s subsidiaries have losses carried forward aggregating approximately $324,000,000, of which approximately $281,000,000 (US$208,000,000) originates from the Company’s US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it is considered to be more likely than not that the related future income tax assets would be realized. Should any of the unrecorded tax benefits on losses carried forward amounting to $81,000,000 be realized, goodwill would be reduced accordingly.

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

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

a) During 2003, the Company made the following acquisitions:

–	Underwriters Adjustment Bureau Ltd (“UAB”)—Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.
–	Cognicase Inc. (“Cognicase”)—The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.
–	Others—The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of Enterprise Resource Planning systems, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

        In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. Also, the Company planned to divest from certain activities, which are not part of the Company’s core business (see Note 13).

        These restructuring and integration plans involve costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provide for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.

55 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT’D)

        For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of the purchase price are as follows:

ACQUISITION AND INTEGRATION LIABILITIES		PAID AS AT SEPTEMBER 30, 2003	BALANCE REMAINING AS AT SEPTEMBER 30, 2003

$		$	$
Consolidation and closure of facilities	47,422	6,393	41,029
Severance	30,404	20,824	9,580

	77,826	27,217	50,609

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	UAB	COGNICASE	OTHER	TOTAL

	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Other intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(2,918)	(7,468)	(153)	(10,539)
Goodwill(1)	30,848	323,307	9,795	363,950
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)

	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482

Net assets acquired	54,069	329,412	14,525	398,006

Consideration
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares(2)	-	139,746	-	139,746
Issuance of 113,154 Class A subordinate shares(2)	-	-	800	800

	54,069	329,412	14,525	398,006

(1)	Includes $4,670,000 of goodwill deductible for tax purposes.
(2)
The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

Also during the year, the Company sold two subsidiaries previously owned by Cognicase for a non-significant cash consideration.

        In addition, during the year, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, and a net increase of other intangibles and other long-term assets of $1,478,000 and cash consideration paid of $1,060,000.

56 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

b) During 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

2002

$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,014
Other intangibles and other long-term assets	2,423
Goodwill (1)	23,049

24,733
Cash position at acquisition	255

Net assets acquired	24,988

Consideration
Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares (2)	2,261

24,988

(1)	Includes $9,292,000 of goodwill deductible for tax purposes.
(2)
The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. (“Innovapost”). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs in accordance with its substance and will be amortized over the term of the contract.

        During 2002, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

57 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT’D)

c) During 2001, the Company made the following acquisitions:

–	C.U. Processing Inc. (“CUP”)—On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;
–	AGTI Consulting Services Inc. (“AGTI”)—On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;
–	Star Data Systems Inc. (“Star Data”)—On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;
–	Assets and liabilities of Confédération des caisses populaires et d’économie Desjardins du Québec used in data and micro-computing of Mouvement des caisses Desjardins (“Desjardins”) operations—On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 9). The warrants are presented as a component of shareholders’ equity with a corresponding amount included in contract costs, in accordance with their substance;
–	IMRglobal Corp.—On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000, representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option, was not recorded as purchase consideration (see Note 9).

        At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the “Other” column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. In addition, the Company began using the proportionate consolidation method to account for its investment in the joint venture as of January 12, 2001.

58 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

These acquisitions for fiscal 2001 were accounted for using the purchase method, as follows:

NET ASSETS REQUIRED	IMR(4)	STAR DATA	DESJARDINS(5)	AGTI	CUP	OTHER		TOTAL

	$	$	$	$	$	$		$
Non-cash working capital items	(45,695)	(16,934)	24,245	2,216	(12,061)	1,635		(46,594)
Fixed assets	40,703	21,211	3,612	448	3,296	2,135		71,405
Contract costs	-	-	110,627	-	-	-		110,627
Other intangibles and other
long-term assets	31,315	9,203	1,359	-	447	11		42,335
Future income taxes	1,102	16,729	(7,744)	10	4,228	2,596		16,921
Goodwill(1)	560,520	70,590	7,744	14,602	41,601	24,025		719,082
Long-term debt	(53,988)	(10,799)	-	-	(812)	(1,759)		(67,358)
Deferred credits and other
long-term liabilities	(7,609)	-	(67,627)	-	-	-		(75,236)

	526,348	90,000	72,216	17,276	36,699	28,643		771,182
Cash position at acquisition	26,485	12,820	-	7,639	1,837	4,062		52,843

	552,833	102,820	72,216	24,915	38,536	32,705		824,025

Consideration
Cash	-	-	57,945	24,915	38,536	19,561		140,957
Issuance of 85,835,178
Class A subordinate shares	536,314 (2)	102,820 (3)	-	-	-	11,876	(3)	651,010
Fair value of 3,357,562 vested
stock options (Notes 2 and 9)	16,519	-	-	-	-	-		16,519
4,000,000 warrants at fair value (Note 9)	-	-	14,271	-	-	-		14,271
Equity value of investment
at acquisition date	-	-	-	-	-	1,268		1,268

	552,833	102,820	72,216	24,915	38,536	32,705		824,025

(1)	Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, approximately $210,000,000 is included in the BPS segment and the remaining $509,082,000 is related to the IT services segment.
(2)
The price per share was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date terms of the business combination were agreed to and announced.
(3)
The price per share value of the shares issued as consideration was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.
(4)
During 2002, the Company finalized the purchase price allocation of IMR; as a result, other intangibles and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration initial costs of $68,000,000 were also adjusted (decrease of $20,810,000) to reflect the Company’s reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions. These adjustments are all reflected in the table above.
(5)
During 2002, the Company finalized the purchase price allocation and made adjustments relating to certain business acquisitions completed in 2001, resulting in a net decrease in goodwill and non-cash working capital of $7,838,000 and $6,427,000, respectively and in a net increase in future income tax assets of $1,411,000. These adjustments are all reflected in the table above.

59 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 13: DISCONTINUED OPERATIONS

Subsequent to the acquisition of Cognicase, the Company formally adopted a plan to divest certain activities acquired from Cognicase which were not related to its core business. As of September 30, 2003, two divisions are classified as discontinued operations.

        One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare institutions as well as manufacturing and distribution companies. The other division activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines.

        On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above.

The following table presents summarized financial information related to these discontinued operations:

2003

$
Revenue	49,466

Earnings before the under-noted:	6,856
Depreciation and amortization expenses	(3,827)

Earnings before income taxes	3,029
Income taxes	(1,060)

Net earnings from discontinued operations	1,969

Net cash provided by operating activities	7,913
Net cash used in investing activities	(1,835)
Net cash used in financing activities	(557)

Net cash and cash equivalents provided by discontinued operations	5,521

Current assets	11,268
Fixed assets	6,003
Other intangibles and other long-term assets	12,479
Goodwill	11,264

Assets of businesses held for sale	41,014

Current liabilities	10,133
Future income taxes	5,978
Long-term debt	151
Deferred credits and other long-term liabilities	54

Liabilities of businesses held for sale	16,316

Discontinued operations are included in the IT services segment.

60 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 14: JOINT VENTURES: SUPPLEMENTARY INFORMATION

The Company’s proportionate share of its joint venture investees’ operations included in the Consolidated Financial Statements is as follows:

	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2003	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2002

	$	$
Balance sheets
Current assets	76,806	34,252
Non-current assets	58,275	29,431
Current liabilities	36,758	15,547
Non-current liabilities	22,551	3,580
Statements of earnings
Revenue	189,693	79,456
Expenses	182,268	77,226

Net earnings	7,425	2,230

Statements of cash flows
Cash provided by (used for):
Operating activities	5,673	10,552
Investing activities	(49,169)	(2,573)
Financing activities	46,031	3,868

(a) Financing lease

On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2003, an amount of $11,600,000 representing the current portions included in prepaid expenses and other current assets and the remaining $25,413,000 is included in other long-term assets. The effective interest rate of the lease agreement is 5.02% and net investment is $37,013,000 as of September 30, 2003.

61 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 15: SUPPLEMENTARY CASH FLOW INFORMATION

i) Net change in non-cash working capital items is as follows for the years ended September 30:

	2003	2002	2001

	$	$	$
Accounts receivable	(30,481)	(617)	725
Income taxes	4,175	6,502	(559)
Work in progress	(1,662)	(17,673)	(12,277)
Prepaid expenses and other current assets	(5,044)	(1,361)	(556)
Accounts payable and accrued liabilities	(82,397)	(53,787)	(38,037)
Accrued compensation	21,992	10,588	40,110
Deferred revenue	(21,578)	10,611	4,872

	(114,995)	(45,737)	(5,722)

ii) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2003	2002	2001

	$	$	$
Operating activities
Deferred credits and other long-term liabilities	(839)	15,728	14,000
Future income taxes	2,341	12,347	3,029

	1,502	28,075	17,029

Investing activities
Business acquisitions (Note 12)	140,546	2,261	681,800
Other intangibles and other long-term assets	1,502	28,075	22,413

	142,048	30,336	704,213

Financing activities
Issuance of shares (Note 9)	140,546	2,261	651,010
Issuance of warrants and stock options	-	-	36,174

	140,546	2,261	687,184

iii) Interest paid and income taxes paid are as follows for the years ended September 30:

	2003	2002	2001

	$	$	$
Interest paid	9,293	2,172	4,592
Income taxes paid	66,526	51,923	41,615

62 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION

With the acquisition of Cognicase, UAB and INSpire in fiscal 2003 and with the evolution of the near-shore and off-shore business model, the Company modified its management structure to reflect the increasing proportion of business that they derive from business process outsourcing services and the global delivery approach taken in delivering information technology (“IT services”) to their clients.

    Effective July 1, 2003, the Company has two lines of business (“LOB”) as follows: IT services and Business Process Services (“BPS”).
    The focus of these lines of business is as follows:

–	The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. The professionals and facilities in India and Canada also serve United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model.
–	The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

    As of July 1, 2003, the Company began to evaluate each LOB’s performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company’s operations based on its management structure:

2003

	IT SERVICES $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue	2,232,335	554,461	-	(67,101)	2,719,695
Operating expenses before depreciation
and amortization expenses	1,836,241	466,105	64,291	(67,101)	2,299,536
Depreciation and amortization expenses	102,147	15,963	3,751	-	121,861

Earnings before interest, income taxes, entity
subject to significant influence, amortization
of goodwill and discontinued operations	293,947	72,393	(68,042)	-	298,298

Total assets	2,263,013	526,738	208,106	-	2,997,857

2002

	IT SERVICES $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue	1,839,108	388,031	-	(57,526)	2,169,613
Operating expenses before depreciation
and amortization expenses	1,553,886	309,799	54,304	(57,526)	1,860,463
Depreciation and amortization expenses	62,123	12,510	2,372	-	77,005

Earnings before interest, income taxes, entity
subject to significant influence, amortization
of goodwill and discontinued operations	223,099	65,722	(56,676)	-	232,145

Total assets	1,753,854	379,479	173,637	-	2,306,970

63 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION (CONT’D)

2001

	IT SERVICES $	BPS $	CORPORATE $	INTERSEGMENT ELIMINATION $	TOTAL $
Revenue	1,310,610	288,229	-	(38,448)	1,560,391
Operating expenses before depreciation
and amortization expenses	1,119,522	230,268	29,703	(38,448)	1,341,045
Depreciation and amortization expenses	42,561	11,955	1,206	-	55,722

Earnings before interest, income taxes, entity
subject to significant influence, amortization
of goodwill and discontinued operations	148,527	46,006	(30,909)	-	163,624

Total assets	1,591,350	371,103	66,216	-	2,028,669

	FIXED ASSET 2003	FIXED ASSET 2002

	$	$
IT services	101,335	88,437
BPS	20,246	10,231
Corporate	23,360	4,871

	144,941	103,539

The accounting policies of the segments are the same as those described in the Summary of significant accounting policies (Note 2).

Geographic information

The following table sets out certain geographic market information based on clients’ location:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

	$	$	$
Revenue
Canada	2,188,181	1,637,125	1,280,258
United States	466,683	450,622	231,731
Europe	131,932	139,392	86,850
Intersegment elimination	(67,101)	(57,526)	(38,448)

	2,719,695	2,169,613	1,560,391

64 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 17: RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is party to contracts with certain of BCE Inc.‘s (“BCE,” a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 29.86% (2002 – 31.53%) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at exchange amounts are presented below:

	2003	2002	2001

	$	$	$
Revenue	500,068	502,645	437,591
Purchase of services	91,471	82,978	78,495
Accounts receivable	21,659	18,756	37,549
Work in progress	1,123	126	16,389
Contract costs	21,373	26,257	22,750
Accounts payable and accrued liabilities	5,161	7,850	4,828
Deferred revenue	1,330	853	24,010

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2003	2002

	$	$
Revenue	62,653	8,778
Accounts receivable	5,086	8,721
Work in progress	361	3,606
Contract costs	21,989	23,747
Accounts payable and accrued liabilities	227	-
Deferred revenue	2,125	-
Deferred credits and other long-term liabilities	4,463	10,624

NOTE 18: EMPLOYEE BENEFITS

Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:

        Subsequent to the acquisition date of UAB, CGI began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. As at September 30, 2003, the settlement amount remained nil. Management expects to finalize the wind-up process of the plan in the near future with a retroactive effect date as at September 30, 2003.

        UAB also maintained a post-employment benefits plan. As at the acquisition date, the Company recorded an unrecognized post-employment benefits liability. Subsequent to the acquisition, the Company modified the post-employment plan benefits to cover the former UAB retired employees and the employees that will be retiring in the two-year period subsequent to the acquisition. As at September 30, 2003, the post-employment benefits liability totaled $7,579,000 and current year related expense was estimated at approximately $638,000.

65 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 19: COMMITMENTS AND CONTINGENCIES

A) Commitments

At September 30, 2003, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,148,494,000. Minimum lease payments due in each of the next five years are as follows:

$
2004	162,080
2005	138,569
2006	112,737
2007	89,710
2008	77,262

The Company concluded five long-term service agreements representing a total commitment of $54,131,000. Minimum payments under these agreements due in each of the next four years are as follows:

$
2004	28,403
2005	20,944
2006	4,215
2007	569

B) Contingencies

The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of the Company’s management that ultimate liability, if any, with respect to these disputes will not be material to the Company’s consolidated financial statements and appropriate provisions have been recorded.

NOTE 20: GUARANTEES

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which can not be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

        Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees, is $6,028,000 as of September 30, 2003.

66 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 21: FINANCIAL INSTRUMENTS

Risk management

The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts.

        The Company does not hold or issue financial instruments for trading purposes.

Fair value

At September 30, 2003 and 2002, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

        The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2003 and 2002.

Credit risk

Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base. Furthermore, as described in Note 17, the Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk

The Company operates internationally and is exposed to risks from changes in foreign currency rates. As at September 30, 2003, the Company held a US$15,000,000 forward contract maturing on October 10, 2003 for the payment of insurance premiums. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2003 were not significant.

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP

The material differences between Canadian and US GAAP affecting the Company’s Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

	2003	2002	2001

	$	$	$
Net earnings–Canadian GAAP	177,366	135,799	62,789
Adjustments for:
Capitalized software costs (i)	(2,053)	(2,771)	-
Warrants (ii)	1,405	910	(11,605)
Unearned compensation (iii)	(1,450)	(1,450)	(150)
Leases (iv)	(1,975)	-	-
Integration costs (v)	-	-	(4,842)
Goodwill (vi)	-	-	(500)
Foreign currency translation (vii)	-	-	523

Net earnings–US GAAP	173,293	132,488	46,215

Basic and diluted EPS–US GAAP	0.44	0.35	0.15

67 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT’D)

Reconciliation of shareholders’ equity:

	2003	2002	2001

	$	$	$ (RESTATED, NOTE 2)
Shareholders' equity--Canadian GAAP	1,980,210	1,779,615	1,503,114
Adjustments for:
Capitalized software costs (i)	(4,824)	(2,771)	-
Warrants (ii)	(9,290)	(10,695)	(11,605)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Leases (iv)	(1,975)	-	-
Integration costs (v)	(6,606)	(6,606)	(6,606)
Goodwill (vi)	28,078	28,078	27,578
Foreign currency translation (vii)	581	581	581
Adjustment for change in accounting policy (viii)	9,134	9,134	9,134

Shareholders' equity--US GAAP	1,991,614	1,793,642	1,518,502

(i) Capitalized software costs

Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 and 2003 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation

Under Canadian GAAP prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders’ equity for US GAAP purposes. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Leases

Under Canadian GAAP, lease rentals are charged to expenses over the lease term as they become payable. Under US GAAP, operating lease agreements that specify scheduled rent increases over the lease term shall be recognized on a straight-line basis over the lease term. The adjustment reflects the additional charges to consolidated net earnings in US GAAP, net of income taxes. The prior year adjustment is not material.

(v) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 recorded for Canadian GAAP purposes and net of income taxes.

68 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(vi) Goodwill

As described in (viii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 adjustment reflects the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.

        The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Note 12), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

        During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders’ equity increased to $28,078,000 as at September 30, 2002 from $27,578,000 as at September 30, 2001.

(vii) Foreign currency translation

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

        Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, Foreign Currency Translation, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as comprehensive income as a separate component in shareholders’ equity.

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No.109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

        Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No.11. Under US GAAP, the Company would have followed the provisions of SFAS No.109.

(ix) Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vii) above).

The following table represents comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income:

	2003	2002	2001

Net earnings--US GAAP	173,293	132,488	46,215
Other comprehensive income: Foreign currency translation adjustment	(123,768)	10,505	21,634

Comprehensive income	49,525	142,993	67,849

69 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT’D)

(x) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 14). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(xi) Earnings before amortization of goodwill

In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, Business Combinations, subsequently superceded by Section 1581, Business Combinations, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the year ended September 30, 2001, $29,086,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses.

(xii) Consolidated statements of cash flows

The Company’s consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2003 were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No.95, Statement of Cash Flows.

(xiii) Share issue costs

Under Canadian GAAP, share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

70 _ CGI GROUP INC. 2003

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(xiv) Recent and future accounting changes

In June 2002, the FASB issued SFAS No.146, Accounting for Exit or Disposal Activities. SFAS No.146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 replaces previous accounting guidance provided by the EITF Issue No.94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard is reflected in Note 13.

        In November 2002, the FASB issued Interpretation No.45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

        In November 2002, the FASB issued Interpretation No.46 (FIN 46), Consolidation of Variable Interest Entities. The interpretation clarifies the application of Accounting Research Bulletin No.51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation did not have a significant effect on the Company’s consolidated financial position or results of operations.

        In December 2002, the FASB issued SFAS No.148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No.123. SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The statement will be effective for the Company’s fiscal 2004.

        In April 2003, the FASB issued SFAS No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement did not have a significant effect on the Company’s consolidated financial position or results of operations.

        In May 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement did not have a significant effect on the Company’s consolidated financial position or results of operations.

71 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BASIS OF PRESENTATION
This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our Consolidated Financial Statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements of our fiscal years 2003, 2002 and 2001 and the notes beginning on page 42 of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2003, 2002 and 2001 results are reconciled to US GAAP in Note 22 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

        Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2003, or September 30 of the year referenced, and all comparisons are to prior years.

CORPORATE OVERVIEW AND BUSINESS
Headquartered in Montreal, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

        Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

        Systems integration—We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

        Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

        CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications, manufacturing-retail-distribution, governments, utilities and services as well as healthcare.

        CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:

–	The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

–	The BPS LOB provides a full spectrum of business process out sourc ing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

        As at September 30, 2003, we employed approximately 20,000 members. In fiscal 2003, we integrated 5,400 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

BUSINESS ENVIRONMENT
Industry research as recent as June 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and Business Process Outsourcing (“BPO”) is large and expected to grow significantly over the long-term. However, during fiscal 2003, the IT services industry experienced a reduction in global demand for shorter-term, project oriented services as companies and organizations reduced discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to anticipate a stabilization of demand in our markets for systems integration and consulting services, but do not expect a significant pick-up in demand until 2005.

22 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Demand for longer-term outsourcing contracts is still healthy as companies realize the cost benefits that are achievable through outsourcing. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. Our presence in the US market today is roughly at the same stage we were at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

VISION AND STRATEGY
CGI’s vision is to be a world-class IT and BPO leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholder groups, namely our clients, members and shareholders.

        CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

        The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

        The third and fourth drivers of our growth strategy focus on acquisitions—of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. Currently, we are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions and focus on increasing shareholder value.

SIGNIFICANT DEVELOPMENTS IN 2003
Acquisitions
In fiscal 2003, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.

        INSpire Insurance Solutions Inc. (“INSpire”)—In November 2002, we purchased the majority of the assets of this Fort Worth, Texas-based firm for $7.8 million in cash. INSpire, which had annualized revenue of $41 million and approximately 265 professionals located in five offices in the US, joined us to strengthen our business process services offering to the insurance sector.

        ProjExpert—In December 2002, we purchased this Montreal-based consulting company that specialized in the implementation of enterprise resource planning (ERP) programs specific to Oracle applications for the government, financial services and manufacturing sectors. Sixteen professionals joined us in Montreal.

        Underwriters Adjustment Bureau Ltd. (“UAB”)—In January 2003, we purchased UAB for $54.1 million in cash to expand our capabilities in the insurance vertical as well as in our business process services offering. UAB had annualized revenue of approximately $100 million and added 1,300 professionals to our workforce in Canada.

        Cornerstone Project Management Group Inc. (“Cornerstone”)— In January 2003, we acquired this Halifax-based firm with revenues at the time of $2.8 million. Cornerstone’s 25 professionals provided project management and consulting services to organizations in the government, healthcare and financial services sectors including Atlantic Blue Cross Care, Maritime Life, Brainworks International and the Province of Nova Scotia.

        COGNICASE Inc. (“Cognicase”)—In February 2003, we closed the acquisition of Cognicase for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate shares of CGI. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base. We began recognizing 90% of Cognicase on January 14, 2003, and started fully consolidating by February 25, 2003.

23 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Other
In November 2002, we signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, we secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. In addition, we now have access to a $150 million revolving credit facility for our operating activity and working capital needs. The credit facilities totaling $415 million were concluded with a banking syndicate comprised of the following: Canadian Imperial Bank of Commerce, Toronto-Dominion Bank and Caisse centrale Desjardins, as co-arrangers; as well as Caisse de dépôt et placement du Québec, Bank of Montreal, Royal Bank of Canada and United Overseas Bank Limited, as participants. Also, through a separate agreement with Bank of Montreal, we have access to a $25 million operating facility for cash management purposes.

        In June 2003, we announced the successful addition of $100 million to our existing bank credit facilities. National Bank of Canada and Société Générale (Canada) each contributed $50 million. The additional $100 million follows the terms of the credit agreement announced in November 2002.

        In July 2003, BCE Inc. (“BCE”) and CGI announced that Bell Canada and CGI had extended their IS/IT outsourcing agreements. We renewed and expanded our commercial alliance, which designates Bell Canada as our preferred telecom services provider and added a new network management agreement. Additionally, BCE and CGI signed a new shareholders’ agreement with respect to BCE’s ownership in CGI. Among other details, the put and call options with the majority shareholders—Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard—were cancelled. Additionally, BCE converted all of its CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis and as at September 30, 2003, BCE owned 120,028,400 CGI Class A subordinate shares and held 29.86% of the total equity in CGI. BCE also holds two seats on our Board of Directors. The strengthening of our strategic alliance with BCE cleared the way for us to focus on our continuing growth.

        In September 2003, we announced the appointment of Clarence J. Chandran as President, Business Process Services (BPS) and Chairman of the board, India operations. To continue to propel our growth in the BPS sector, we wanted to ensure that we had a leader exclusively dedicated to building this increasingly strategic area of our business.

        On October 21, 2003, we announced that Nexxlink Technologies Inc. (“Nexxlink”) was purchasing various CGI assets generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $10.5 million in cash, including a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note shall be automatically converted upon the approval by Nexxlink’s shareholders who will vote on the matter at the Annual General and Special Meeting of Shareholders to be held on December 11, 2003. This transaction will give CGI a 32% equity interest in Nexxlink. As such, the net earnings, assets, liabilities and the net cash and cash equivalents provided by these operations plus other non-core operations that we are in the process of selling, are presented separately in the Consolidated Financial Statements.

PERFORMANCE OVERVIEW
Fiscal 2003 marked the 27th consecutive year of revenue growth for CGI. Revenue grew to $2,719.7 million, up from $2,169.6 million in fiscal 2002 and $1,560.4 million in fiscal 2001. Net earnings amounted to $177.4 million ($0.45 basic and diluted earnings per share), compared to net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002 and compared to net earnings before amortization of goodwill (“cash net earnings”) of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001. The net margin (i.e. net earnings over revenue) improved to 6.5%, compared with 6.3% in 2002 and 4.0% in 2001.

        The balance sheet as at September 30, 2003 included $83.5 million in cash and cash equivalents, $1,980.2 million of shareholders’ equity and $268.0 million in long-term debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Revenue recognition
The IT services segment includes a full range of services in systems integration, consulting and outsourcing. The BPS segment provides end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. Our revenue is principally derived from outsourcing contracts.

        Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, we bill clients prior to performing the service, resulting in deferred revenue, which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

24 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours of the contract. We use this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on our business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

        Occasionally, we sell software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs
Contract costs are incurred in the course of two to 10-year IT services and BPO contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

        a) Incentives granted to clients upon signature of long-term outsourcing contracts

Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.

        Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of fixed assets acquired with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described above.

        b) Transition costs incurred during the transition period on long-term outsourcing contracts

These costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets
Other intangibles and other long-term assets comprise the following:

        a) Internal software

Internal software includes software acquired and/or developed for internal use. These software solutions are amortized over their estimated useful life.

        b) Business solutions

Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.

        c) Software licenses
Software licenses are purchased to fulfill our obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.

        d) Customer relationships
Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.

        e) Other long-term assets
Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of our joint ventures, as well as an investment in an entity subject to significant influence.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. On October 1, 2001, we adopted prospectively the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Accordingly, we discontinued the amortization of goodwill as at October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, we did not amortize the resulting goodwill, consistent with the transition recommendations of Section 1581.

25 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

        We perform the annual review of goodwill as at September 30 of each year. Based on the impairment tests performed as at September 30, 2002 and 2003, we concluded that no goodwill impairment charge was required. In addition, we performed a supplemental impairment test, following the decision to modify our management structure and, based on the results of this impairment test, we concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives
We evaluate the carrying value of long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, we consider the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. We do not have intangible assets with indefinite lives.

Deferred credits
Deferred credits principally comprise the unused portion of rebates granted to clients under the terms of certain long-term outsourcing contracts (see “Contract costs” described above).

Stock option plan
We have a stock option compensation plan which is described in Note 9 to the Consolidated Financial Statements. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        We apply the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. We have chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9 to the Consolidated Financial Statements.

Recent accounting changes
In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 to the Consolidated Financial Statements for disclosure of guarantees.

        The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment.

        In November 2002 and May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on our Consolidated Financial Statements as we were already conforming to this guidance.

Future accounting changes
The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

        The CICA issued Handbook Section 3110, Asset Retirement Obligations. This new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

        The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

        We are currently evaluating the impact of the adoption of these new standards and guidance, and therefore we have not yet assessed their effect on our future Consolidated Financial Statements.

26 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BOOKINGS AND BACKLOG
	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	PERCENT CHANGE 2003/2002	PERCENT CHANGE 2002/2001

(IN `000 OF CANADIAN DOLLARS)	$	$	$
Bookings	4,018,500	3,525,500	3,078,300	14.0%	14.5%
Backlog	12,300,000	10,400,000	9,300,000	18.3%	11.8%

        As at September 30, 2003, our backlog of signed contracts for work that had yet to be delivered was $12.3 billion, with an average duration of 8.3 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2003 of $4.0 billion, minus backlog consumption during the year. The outsourcing contracts extended with the BCE family in July 2003 represented $1.5 billion of our bookings in 2003 and are part of the backlog. Contract bookings included a 10-year, $1.75 billion contract win from Canada Post in 2002, and a 10-year, $1.2 billion contract win from Desjardins in 2001.

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2003, 2002 AND 2001

Revenue
	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(IN `000 OF CANADIAN DOLLARS)
Revenue	$2,719,695	$2,169,613	$1,560,391
Growth over previous year	25.4%	39.0%	9.6%

Revenue increased 25.4% in 2003. Year-over-year organic growth of 6.5% was driven by new bookings from a combination of new client wins, notably with Canada Post, Purolator and Air Liquide, as well as contract renewals, extensions and add-on projects from existing clients. External revenue growth in 2003 was 19.9% and was primarily attributable to our acquisition of Cognicase in January 2003. Organic growth was lower in 2003 than in 2002 for several reasons, including the effect of the currency exchange rate on our US and foreign denominated revenue, which resulted in a 1.0% revenue decline versus 2002, as well as the decline in information technology spending and the uncertain economic environment. These conditions affected all of our principal markets, but were especially pronounced in the US.

Revenue mix
The revenue mix by contract type, geographic market and targeted vertical is as shown below:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

	%	%	%
By contract type Outsourcing	73	72	69
Systems integration and consulting ("SI&C")	27	28	31

By client based geography Canada	78	73	77
US	17	20	17
All other regions	5	7	6

By vertical Financial services	42	41	38
Telecommunications	20	25	33
Manufacturing, retail and distribution	15	15	15
Governments	13	15	12
Utilities and services	8	3	2
Healthcare	2	1	<1

Revenue derived from our long-term outsourcing contracts represented 73% of the total revenue in fiscal 2003, including approximately 53% from IT services and 20% from BPO services. Systems integration and consulting (“SI&C”) projects represented 27% of our revenue. Despite the acquisition of Cognicase, which generated more revenue from shorter-term contracts, we were able to increase the proportion of long-term contracts with the acquisition of UAB, which provided longer-term BPO services, and by winning new outsourcing contracts in the year. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

27 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        The revenue mix based on our client’s geography changed from last year, mainly as a result of the acquisitions of Cognicase, whose business concentrated on serving mostly Canadian clients, as well as UAB which served Canadian clients exclusively.

        In fiscal 2003, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. We have grown our presence in the utilities and services sector over the last year so that telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 25% in 2002 to 20% in 2003. The increase in proportional revenue derived from clients in the utilities and services sector primarily represents our growing business with Innovapost, our joint venture with Canada Post. Innovapost provides IT services to the Canada Post Group of companies, Canada’s postal organization.

        Our top 5 clients represented 33.4% of total revenue in 2003, compared with 34.6% last year. Combined revenue attributable to numerous contracts from the BCE family of companies decreased to 18.4% of our total revenue, compared to 23.2% in 2002. However, on an absolute dollar basis, there was essentially no change year-over-year.

Operating expenses, EBIT and interest

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	AS A PERCENTAGE OF TOTAL REVENUE 2003	AS A PERCENTAGE OF TOTAL REVENUE 2002	AS A PERCENTAGE OF TOTAL REVENUE 2001

(IN `000 OF CANADIAN DOLLARS EXCEPT PERCENTAGES)	$	$	$	%	%	%
Costs of services, selling, and administrative expenses	2,277,500	1,842,854	1,328,460	83.7	84.9	85.1
Research expenses	22,036	17,609	12,585	0.8	0.8	0.8
Depreciation and amortization expenses Fixed assets	44,112	28,303	29,185
Contract costs related to transition costs	4,219	2,656	169
Other intangibles and other long-term assets	73,530	46,046	26,368

Total depreciation and amortization expenses	121,861	77,005	55,722	4.5	3.5	3.6
EBIT(1)	298,298	232,145	163,624	11.0	10.7	10.5
Interest on long-term debt	12,578	2,411	4,206	0.5	0.1	0.3

(1)	Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations.

Our cost of services, selling and administrative expenses was $2,277.5 million in 2003 or 83.7% of revenue, which is 1.2% and 1.4% lower compared to 2002 and 2001, respectively. The decrease in cost of services, selling and administrative expenses is mostly due to the improved profitability in the US following the successful restructuring we had in 2002 and to tight expense controls applied across all of our business units, as well as the contribution from the acquisitions we made during the year. Research expenses were $22.0 million in 2003 or 0.8% of revenue, which is comparable with previous years on a percentage of revenue basis.

        Total expenses for depreciation and amortization were $121.9 million, up $44.9 million compared to 2002.

        As detailed in Note 10 to the Consolidated Financial Statements, in 2003, depreciation and amortization of fixed assets increased to $44.1 million, reflecting the growth in our purchase of fixed assets made through either direct purchases or business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.

        The amortization of other intangibles and other long-term assets increased to $73.5 million, up $27.5 million from last year. The most important increase was related to the amortization of the definite life intangible assets, comprised of customer relationships and business solutions which together increased by $12.4 million, resulting mainly from our acquisitions of Cognicase, UAB and INSpire.

Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations ("EBIT")
EBIT increased to $298.3 million in 2003 and EBIT margin (i.e. EBIT over revenue) improved to 11.0% for the year, compared to 10.7% in 2002 and 10.5% in 2001. The increase in EBIT versus 2002 is mostly attributable to the synergies of additional contracts, tight expense controls applied across all our business units and the contribution from acquisitions made during the year.

28 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Interest
Interest on long-term debt increased to $12.6 million as a result of an increase in the average debt and the capital leases held during the year. In 2003, we issued debt to finance the acquisitions of UAB and Cognicase, as described in the section under developments in 2003". In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, this expense stemmed mainly from a loan contracted in the course of a large outsourcing contract as well as an acquisition.

Income taxes
Our effective income tax rate in 2003 was down to 39.4%, compared with 41.6% in 2002 and 44.5% in 2001. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and an improvement in the profitability of our US and UK subsidiaries.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, we stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section "Critical Accounting Policies" earlier in this MD&A. As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, we compare net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings and earnings per share
CGI's net earnings and basic and diluted earnings per share for fiscal 2003, 2002 and 2001 were as follows:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	PERCENT CHANGE (EXCEPT SHARE DATE) 2003/2002	PERCENT CHANGE (EXCEPT SHARE DATE) 2002/2001

(in `000 of Canadian dollars except share data)
Earnings before amortization of goodwill and discontinued operations	$175,397	$135,799	$89,924	29.2%	51.0%
Earnings before amortization of goodwill and discontinued operations margin	6.4%	6.3%	5.8%
Net earnings	$177,366	$135,799	$62,789	30.6%	116.3%
Net earnings margin	6.5%	6.3%	4.0%
Weighted average number of Class A subordinate shares and Class B shares	395,191,927	377,349,472	299,500,350	4.7%	26.0%
Basic and diluted earnings per share before amortization of goodwill	$0.45	$0.36	$0.30	$0.09	$0.06
Basic and diluted earnings per share	$0.45	$0.36	$0.21	$0.09	$0.15

In fiscal 2003, earnings before amortization of goodwill and discontinued operations were $175.4 million in the year. They were up 29.2% over last year's comparable earnings before amortization of goodwill and discontinued operations. The net earnings from discontinued operations of $2.0 million for 2003 are comprised of the net earnings related to certain assets sold to Nexxlink, announced on October 21, 2003, representing approximately $40 million in revenue. Also included are the results of operations of some non-core activities that we are in the process of selling. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.

Net earnings in 2003 increased 30.6% to $177.4 million compared to 2002. Net earnings for 2002 were up 116.3% over comparable net earnings of 2001. The net earnings margin improved to 6.5% from 6.3% in 2002 and 4.0% in 2001. Basic and diluted earnings per share of $0.45 in fiscal 2003 were up from $0.36 in 2002 and up from basic and diluted earnings per share before amortization of goodwill of $0.21 and basic and diluted earnings per share of $0.30 in 2001. The increase in the weighted average number of Class A subordinate shares outstanding between 2003 and 2002 was a function of the shares issued for the acquisition of Cognicase in January 2003, while the increase between 2002 and 2001 was a function of the shares that were issued as part of the acquisition of IMRglobal Corp., in July 2001. The increase in net earnings and higher earnings per share between 2002 and 2001 partly reflects the fact that we stopped recording goodwill amortization at the end of fiscal 2001. The use of debt contributed to an increase in our earnings per share as it provided financial leverage from financing.

29 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

Pro forma net earnings
Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $169.2 million, $0.43 and $0.43, respectively, for the 12-month period ended September 30, 2003.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
Under US GAAP, net earnings for fiscal 2003 would have been $173.3 million, and the basic and diluted earnings per share would have been $0.44. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business
As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this structure (see Note 16 to the Consolidated Financial Statements for the 12-month periods ended September 30, 2003, 2002 and 2001). We modified our management structure to reflect, firstly, the increasing proportion of business that we derive from BPO services coming from the acquisitions of Cognicase, UAB and INSpire and, secondly, the global delivery approach that we are taking in providing IT services to our clients. Our end-to-end IT outsourcing contracts are increasingly being delivered by a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of expertise and technology centers. The delivery of these contracts crosses international borders and mixes and matches the best of CGI in delivering solutions to our clients.

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(in '000 OF CANADIAN DOLLARS)	$	$	$
Revenue
IT services	2,232,335	1,839,108	1,310,610
BPS	554,461	388,031	288,229
Intersegment elimination	(67,101)	(57,526)	(38,448)

Total revenue	2,719,695	2,169,613	1,560,391
EBIT
IT services	293,947	223,099	148,527
BPS	72,393	65,722	46,006
Corporate	(68,042)	(56,676)	(30,909)

Total EBIT	298,298	232,145	163,624

IT SERVICES
CGI’s position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction ratings, fueled solid growth in 2003. Revenue was driven by a combination of IT and business process outsourcing and SI&C contract wins, renewals and add-on projects as well as acqui sitions. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution.

        In 2003, revenue derived from delivering IT services increased 21.4% from the previous year’s revenue, driven primarily by the acquisition of Cognicase in January 2003 and the completion of the first full year of activities on our outsourcing contract with Canada Post. While acquisitions accounted for 15.1% of the year-over-year growth, growth from organic activities in constant dollars was 6.8% with foreign currency effect having a modest negative impact of 0.5%. The appreciation of the Canadian dollar against the US dollar was partially offset by the depreciation experienced in the year by the Canadian dollar against the British pound and the Euro. Our organic growth was reduced by $16.5 million as a result of some of our US clients being acquired or, in one case, being placed under court protection. In addition, we were impacted to a lesser extent by the continued softness in the US market and the weak demand for SI&C services. As well, our decision to wind down our operations in Portugal and Latin America last year also contributed to a lower organic growth factor. The impact of this decision was a $13.7 million reduction in our revenue. In Europe, the improvement in revenue was driven largely by growth in the UK, especially SI&C contract wins. As expected, revenue from operations in France was down, reflecting the local market conditions for SI&C.

        With revenue increasing 21.4% over last year, EBIT grew by 31.8%, fueled partially by acquisitions and new outsourcing business as well as improvements in operations. A significant driver of this improvement was the full adoption of the CGI global business model within the US operations and adherence to CGI’s standard management ratios. The US delivery units had previously been structured around industry vertical expertise. In late fiscal 2002, the integration of US operations was completed under a global operations structure and we restructured these units based on nine major metro markets. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance. Operational improvements realized in France during 2003 also had a positive effect on margins.

30 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

BPS
Fiscal 2003 was a building year for our BPS LOB, following the acquisitions of INSpire and UAB in January 2003, and the subsequent creation of a new group called Insurance Business Services—a leading full-service provider of outsourced insurance services focused on providing end-to-end business process outsourcing services to the North American insurance industry, namely property and casualty and life insurance companies. This group currently serves every major insurance company in Canada and many providers in the US, and has a great opportunity to sell deeper into the client base and target many new opportunities. We are pleased with the breadth and depth of business process outsourcing services added in the last year and look forward to leveraging higher growth with our expertise in the future.

        The business process outsourcing activities represented 20.4% of our total revenue in 2003 and reflected 42.9% year-over-year growth. The majority of this growth was driven by the acquisition of UAB, the assets from INSpire as well as the BPO operations acquired as part of the Cognicase transaction. These acquisitions accounted for 39.3% growth while the impact of the strengthening Canadian dollar compared to the US dollar reduced revenue by 2.3%. The organic growth in the BPS activities in constant dollars was 5.8%.

        EBIT for the BPS LOB increased 10.2% from the previous year. As a certain time was required to effectively integrate our new insurance businesses, the net profitability of the acquired operations was at a level lower than that of the pre-existing operations. We expect the margins of these units to increase to the traditional levels for this business. In addition, our profitability declined in the banking and investment sector following a client’s decision to suspend IT investments as a result of the soft financial market in 2002. While the healthcare sector realized increased profitability for the year, the market softness in both the consulting and claims processing areas largely offset a one-time claim recovery received from a client early in the year. The majority of the improvement in the profitability from 2001 to 2002 reflected a full year of the banking and investment operations acquired in 2001 and included synergies and cost savings that were realized from the integration of these operations into the company.

LIQUIDITY AND CAPITAL RESOURCES
We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

        As at September 30, 2003, we held $83.5 million in cash and cash equivalents, a decrease of $20.7 million from September 30, 2002. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2003, cash provided by continuing operating activities was higher by $52.0 million compared to the previous fiscal year. This was offset by a higher level of cash used for continuing investing activities which, net of the cash provided by continuing financing activities, was $133.9 million higher than in 2002.

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(IN '000 OF CANADIAN DOLLARS)	$	$	$
Net cash provided by (used in):
Continuing operating activities	229,459	177,447	174,002
Continuing investing activities	(462,279)	(215,603)	(157,751)
Continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)

Net change in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations	5,521	-	-
Cash and cash equivalents, beginning of year	104,221	46,008	49,341

Cash and cash equivalents, end of year	83,509	104,221	46,008

31 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

The increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations achieved during fiscal 2003 of $39.6 million, and by the non-cash adjustments, such as the amortization and depreciation expenses which were significantly higher than in fiscal 2002. However, it was offset by the net change in non-cash working capital items, which was $69.3 million lower than last year. This was mostly explained by the working capital components related to the acquisitions made during the year, including Cognicase and UAB, which impacted the Consolidated Statements of Cash Flows the most. Even if the days of sales outstanding (“DSO”), as at September 30, 2003 remained unchanged from September 30, 2002, at 50 days, the increase in accounts receivable and work in progress net of the decrease in deferred revenue totaled $53.7 million. This demonstrates our ability to manage the increased business operations acquired from Cognicase and UAB and keep the DSO at the level prior to their acquisition. We calculate the DSO by subtracting the deferred revenue from accounts receivable, net of the tax credits receivable, and work in progress balances. The cash used from the accounts receivable can also be explained by tax credits recorded this year, for which the receivable was increased by approximately $60.4 million during the year. This was net of the payments received during the year of $43.0 million, which was based on the prior year’s returns. The net amount of the tax credits recorded this year increased the accounts receivable, but did not affect the DSO.

        Another reason for the draw down of the cash from the net change in non-cash working capital items was the cash used for the accounts payable and accrued liabilities. It was mainly related to the decrease of the provision for severance payments and costs to exit activities, which was recorded in the accounts payable and accrued liabilities when we acquired Cognicase, thus having no impact on the cash flow from continuing operating activities at that time. However, after the acquisition, when payments were issued for severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision since January 13, 2003, the date of the acquisition, until September 30, 2003, was $27.2 million. As well, in the course of this acquisition, a provision was established in order to pay for estimated losses on fixed price contracts acquired through the purchase of Cognicase, which was drawn down during the year. Also, the payments from clients in advance of the work being performed were lower by $21.6 million compared with September 30, 2002. Deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. The negative impact on the cash balance of the items described above were offset by the increase in income taxes payable of $4.2 million, which is primarily explained by the difference in the amount of the installments paid during the year, which are based on the previous year’s taxable income, compared to taxes that are accrued for this year based on actual increased taxable income. As such, this increased the liability for income taxes. Furthermore, the accrued compensation change had a positive impact of $22.0 million in the net change in non-cash working capital items.

        Cash used in continuing investing activities was $462.3 million in 2003, an increase of $246.7 million compared to the prior fiscal year. The majority, or 50.4%, of the 2003 continuing investing activities was for business acquisitions. The purchase of fixed assets represented 13.2%, contract costs represented 6.3% and other intangibles and other long-term assets represented 32.2% of the total continuing investing activities. Our capital expenditures, including fixed assets, contract costs, other intangibles and other long-term assets, were 8.8% of revenue, compared to 8.3% of revenue in 2002. We believe this to be adequate to support our growing business and to meet contractual requirements.

        Details of our business acquisitions can be found in Note 12 to the Consolidated Financial Statements. In fiscal 2003, we made two major acquisitions and three smaller niche acquisitions for a total cash consideration of $233.0 million. Cognicase, acquired on January 13, 2003, was purchased for $329.4 million, including $180.2 million in cash, $139.7 million through the issuance of shares and the balance was related to acquisition costs. UAB was purchased for $54.1 million, including a $53.0 million cash consideration and the remaining consisted of acquisition costs. The rest of the business acquisitions represented a cash investment of $12.9 million. In fiscal 2002, we completed five acquisitions of IT consulting firms for a total consideration of $19.9 million. We also invested $26.0 million for the start-up of our joint venture, Innovapost. In fiscal 2001, our investment of $86.4 million was used to acquire 10 companies, including IMRglobal Corp., Star Data Systems Inc., C.U. Processing Inc. and the outsourcing contract with Desjardins, as well as to enter into two joint venture agreements. The proceeds of the sale of subsidiaries, representing $0.5 million in 2003, corresponded to the sale of small-scale operations of Cognicase. The proceeds from the sale of these subsidiaries were lower than the cash held by these units at the time of their disposition, causing the proceeds to reflect a use of cash. In fiscal 2002, the proceeds from the sale of subsidiaries corresponded to the sale of the Japanese and Australian operations that had been acquired with IMRglobal Corp. in July 2001.

        The purchase of fixed assets of $60.8 million increased by $37.4 million compared to 2002. The 2003 investment in fixed assets related mostly to leasehold improvements of $30.0 million, including approximately $19.8 million for the installation costs for the fit-up of the new offices at E-Commerce Place in Montreal. Additionally, during the first quarter, following the finalization of a contract signed with a subsidiary of Canada Post in the fourth quarter of 2002, we acquired the Tier 1 infrastructure assets of this subsidiary for a net value of $16.3 million. This contract is part of the larger IT outsourcing agreement signed in May 2002 with Canada Post.

32 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Our investment in contract costs of $29.2 million decreased when compared to $62.0 million spent in the prior year. Included in this amount are approximately $9.0 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Alcan, Air Liquide and League Data. Additionally, approximately $23.0 million represents the transition costs incurred with outsourcing clients in their transition period, such as Canada Post and one of its subsidiaries, as well as Alcan, League Data, Russell Investment Group and Air Liquide (most of these contracts were signed during the last fiscal year). Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Fireman’s Fund Insurance Company (a subsidiary of Allianz AG of Munich) and Canada Post.

        The investment in other intangibles and other long-term assets was $149.0 million in 2003, an increase of $54.4 million compared to last year. The details of what is included in this category are provided in the section “Critical Accounting Policies and Estimates.” The most significant item was the purchase of certain assets of Canada Post by Innovapost, a joint venture for which we recognize a 49% ownership, representing $47.3 million. These assets were part of the original outsourcing agreement, are comprised of capitalized costs and software, and are related to the enterprise resource system used by Canada Post, which will initially be used by Canada Post and subsequently, also by other Canada Post companies. In the course of this transaction, Innovapost bought these assets and sold them back to Canada Post through a direct financing 50-month lease agreement. As at September 30, 2003, $25.4 million was included in the other intangibles and other long-term assets. In addition, an amount of $47.4 million was invested in new business solutions, with about half alloted to the development of solutions for our clients and the remaining for software being implemented for our internal use. We expect this software to serve our needs for a period of at least seven years. Finally, as per normal business with outsourcing clients, software licenses were acquired for an approximate value of $45.6 million in order to deliver IT outsourcing services.

        Cash provided by continuing financing activities was $205.7 million in 2003, compared with $92.9 million during 2002. Continuing financing activities in 2003 included the signature, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. More details surrounding this agreement are provided in the “Significant Developments in 2003—Other” section. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities. The decrease of other long-term debt is comprised of a few items. First, as part of the acquisition of Cognicase, purchase price balances for acquisitions made by Cognicase prior to January 13, 2003 were added to the long-term debt. These obligations will be disbursed over the period ending December 2006. As at September 30, 2003, an amount of $15.0 million remains out standing, given that $27.5 million has been paid since January 13, 2003, and the remaining of the variance is comprised of interest and adjustments made to some of the balances. It also includes the reim burse ment of the credit lines that were held by Cognicase and UAB at the acquisition dates. The balance of the amount reflects mostly the payment of capital leases. The decrease in the long-term debt was partially offset by the debt incurred by Innovapost to pay for certain Canada Post assets. In fiscal 2002, the cash provided by continuing financing activities came mainly from the issuance, in December 2001, of 11,110,000 Class A subor dinate shares at $11.25 per share for net proceeds of $119.5 million. Partly offsetting the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments of capital leases that we held. In fiscal 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during this year, namely Star Data Systems Inc. and IMRglobal Corp. It was offset by $54.2 million of net proceeds from the issuance of 6.4 million shares, which had resulted from the exercise of preemptive rights by two majority shareholders of CGI, pursuant to the IMRglobal Corp. acquisition in July 2001.

Free cash flow

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001

(in '000 of Canadian dollars)	$	$	$
Cash provided by continuing
operating activities	229,459	177,447	174,002
Cash used for purchase
of fixed assets	60,843	23,465	21,594

Free cash flow(1)	168,616	153,982	152,408

(1)	We define free cash flow, which is a non-GAAP measure, as cash provided by continuing operating activities less the purchase of fixed assets.

Free cash flow, which we define as cash provided by continuing operating activities less the purchase of fixed assets, was $168.6 million in 2003 compared to $154.0 million in 2002 and $152.4 million in 2001. As we have stated in the past, our cash flow may vary from quarter to quarter depending on large outsourcing contract wins or acquisitions, the timing of tax credits received and the timing of large clients' payables for their outsourcing contracts, among other things. The increase in free cash flow this year compared to last year is mostly due to an increase in the cash provided by continuing operating activities that was partially offset by the increase in capital expenditures. The purchase of fixed assets is detailed above.

33 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

CAPITAL STRUCTURE

	2003	2002	2001

(in '000 of Canadian dollars)	$	$	$
Long-term debt, including current portion	267,986	8,500	40,280
Shareholders' equity	1,980,210	1,779,615	1,503,114
Long-term debt to equity ratio	0.14:1	0.00:1	0.03:1
Total market capitalization as of September 30	3,139,688	2,303,235	3,328,884

Long-term debt to market capitalization ratio	8.5%	<1%	1.2%

The long-term debt increased this year following the acquisitions of Cognicase and UAB, to which most of the debt issuance was related. Also included in the long-term debt are the purchase price balances of acquisitions accrued by Cognicase prior to January 13, 2003, and for which the unpaid balance as at September 30, 2003, was $15.0 million. Finally, it includes debt of $18.9 million incurred by Innovapost to pay for certain assets acquired from Canada Post. The shareholders’ equity increased mainly due to the issuance of shares during the year and to the net earnings achieved in the year, which amounted to $177.4 million. The capital stock increased with the exercise of $7.9 million of options during the year, but mostly reflects the $139.7 million paid through the issuance of 19.9 million Class A subordinate shares in January 2003 to pay for the Cognicase acquisition. An additional 113,154 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders’ equity was partially offset by the change in the foreign currency translation adjustment of $123.8 million, due to the depreciation by 15.1% of the US dollar versus the Canadian dollar between September 30, 2002 and September 30, 2003. We translate the assets denominated in foreign currencies using the year-end exchange rates.

        The total value of market capitalization increased by 36.3% as a result of a 5.6% increase in outstanding shares year-over-year, and a 29.1% increase in the closing share price on September 30, 2003, versus September 30, 2002.

        The long-term debt to equity and the long-term debt to market capitalization ratios both increased during the year as a function of the debt that we issued to pay for the acquisitions of Cognicase and UAB. Most of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares. Since then, to increase the earnings per share value for our shareholders, we have decided to minimize the dilution effect and we use more debt as a leverage tool.

CAPITAL RESOURCES

	TOTAL COMMITMENT(1)	AVAILABLE AT SEPTEMBER 30, 2003	OUTSTANDING AT SEPTEMBER 30, 2003	AVAILABLE AT SEPTEMBER 30, 2003	OUTSTANDING AT SEPTEMBER 30, 2002[2]

(in '000 of Canadian dollars)	$	$	$	$	$
Unsecured syndicated credit facilities	515,000	285,500	229,500	222,796	2,204
Lines of credit (Bank of Montreal)	25,000	25,000	0	23,342	1,658
Other	2,700	2,700	0	2,971	0

(1)	Excluding any existing credit facility for non-majority owned entities.
(1)	Includes Drawn Letters of Credit.

As at September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as banker’s acceptances and bearer deposit notes issued by major Canadian banks.

        Under a new credit agreement structured during the year, we have access to a $186 million revolving credit facility for our operating activity and working capital needs, and a $329 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million uncommitted operating facility for cash management purposes. The $186 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan.The bank credit facility contains certain covenants, which requires us to maintain certain financial ratios. As at September 30, 2003, and September 30, 2002, we met these ratios.

        We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current structure if we felt it was beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

34 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

COMMITMENT TYPES	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2008

(in '000 of Canadian dollars)	$
Operating leases
Rental of office space	428,653
Computer equipment	151,705
Long-term service agreements	54,131
Included in long-term debt
Long-term debt repayments	257,879
Capital lease payments	12,252

We are committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,202.6 million. Of this, rental of office space represents $996.0 million, computer equipment represents $152.5 million and long-term service agreements represent $54.1 million. Total operating leases have increased by $312.5 million compared to those at the end of the last fiscal year, primarily reflecting an increase in the commitments related to the rental of premises of $253.5 million. These increases are in line with the growth of our business, primarily reflecting commitments acquired with Cognicase and UAB during the year. For one building lease we assumed from Cognicase, there is a commitment representing $58.8 million, which is now included in our commitments. Also, our 20-year lease commitment at E-Commerce Place in Montreal has grown by $60.5 million, as a result of an increase in the space that we occupy. Finally, as part of the reorganization of our offices in the Greater Toronto area, a new lease has been signed during the last fiscal year and the commitment represents $68.0 million.

        Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

        The long-term debt principal repayments are described in Note 8 to the Consolidated Financial Statements.

        The capital lease payments are mainly comprised of contracts for the lease of computer equipment, with terms from one to five years, along with the capital lease contracts that were acquired with Cognicase and UAB. We do not normally enter into capital lease contracts for computer equipment.

        We do not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

        In fiscal 2004, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

        The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the six economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

        Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

        The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

35 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

        Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

        Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

        The availability and cost of qualified IT professionals— The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

        The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2003, the vast majority of our operations had received ISO 9001 certification.

        The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in six targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

        Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

        Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

        Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

        Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing

36 _ CGI GROUP INC. 2003

Management’s Discussion and Analysis of Financial Position and Results of Operations
FISCAL YEAR ENDED SEPTEMBER 30, 2003

services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

        Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

OUTLOOK
Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

        We will continue to leverage our competitive differentiators in order to secure new IT and BPO contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

        Based on information known today about current market conditions and demand, we anticipate revenue and earnings per share to grow between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

        These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

37 _ CGI GROUP INC. 2003

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.
Date: February 16, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Affairs

EXHIBIT INDEX

23.1	Consent of Samson Bélair / Deloitte & Touche s.e.n.c.r.l.

99.1	Certification of the Registrant's Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant's Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.