Form 40-F
period 2004-09-30
CGI GROUP INC
filed 2005-02-08
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                                 or
Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended September 30, 2004
      Commission file number 1-14858

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

CGI-AMS Inc.
4050 Legato Road
Fairfax, VA 22033
(703) 267-8000
(Name, Address and Telephone Number of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Class A Subordinate Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this form:

Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 410,720,891 Class A Subordinate Shares, 33,772,168 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes____ 82-____ No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes    X No____

Undertaking

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

Controls and Procedures

        The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2004. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

        The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and Multi-Lateral Instrument 52-110 adopted by the Canadian Securities Administrators which took effect on March 30, 2004.

        The Audit and Risk Management Committee is composed of Mrs. Eileen Mercier, Chair of the committee, and Messrs. Claude Boivin and Robert Chevrier.

        The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

-	Eileen A. Mercier; and
-	Robert Chevrier.

Principal Accountant Fees and Services

In order to satisfy itself as to the independence of the external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns and (m) all other services that are not prohibited services.

The prohibited services are (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees and (k) expert services.

Governance Procedures

        The following control procedures are applicable when considering whether to retain the external auditors’ services:

        For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

        In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;
•	Once pre-approved by the the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;
•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee;
•	At each meeting of the Audit and Risk Management Committee a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.

Fees Paid to External Auditors

During the years ended September 30, 2004 and September 30, 2003, the Registrant paid the following fees to its external auditors:

Service retained	Fees paid
	2004	2003
Audit services	$3,338,048	$2,568,455
Audit related services(a)	$ 775,464	$ 370,487
Tax fees(b)	$1,942,460	$1,853,000
All other fees(c)	Nil	$ 106,053
Total fees paid	$6,055,972	$4,897,995

(a)	the audit related fees paid to the external auditors for the years ended September 30, 2004 and September 30 2003 were in relation to prospectus work, special audits on control procedures, due diligence relating to mergers and acquisitions, research relating to accounting issues and proposals and related services for financial structures and large tax planning projects.
(b)	the tax related fees paid to the external auditors for the years ended September 30, 2004 and September 30 2003 were in relation to tax planning services on mergers and acquisitions activities, tax services related to transfer pricing, sales tax planning, research and interpretation related to taxation, proposals and related services for financial structures and large tax planning projects, and preparation of tax returns.
(c)	the other fees paid to the external auditors for the year ended September 30, 2003 were in relation to the implementation of security systems at the Company’s offices in Montreal.

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

The Registrant’s Executive Code of Conduct and its Code of Ethics and Business Conduct have been posted on the Registrant’s website at http://www.cgi.com.

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

As disclosed in Note 20 to the Registrant’s Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2004, the Registrant’s known contractual obligations were as follows:

	Payment due by period
Contractual Obligations (in `000 of Canadian dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years

Long-Term Debt Obligations	485,524	11,993	230,862	107,502	135,167
Capital (Finance) Lease Obligations	4,296	2,536	1,625	135	--
Operating Lease Obligations	1,368,620	225,940	337,407	207,229	598,044
Purchase Obligations	68,967	28,737	32,599	7,631	0
Total	1,927,407	269,207	602,492	322,497	733,211

Information to be Filed on This Form

        The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2004

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2004

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

        The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Samson Bélair / Deloitte & Touche LLP

99.1	Certification of the Registrant's Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant's Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended
September 30, 2004

February 1, 2005

CGI GROUP INC.

TABLE OF CONTENTS

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1
Corporate Structure	1
Subsidiaries	1
Capital Structure	1
Stock Splits	1
Market for Securities, Trading Price and Volume	2
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	2
GENERAL DEVELOPMENT OF BUSINESS	2
Mission and Profile	2
CGI's Business Approach	3
Strategic Alliances	3
Related Party Transactions	3
Commercial Alliances	4
DESCRIPTION OF CGI'S BUSINESS	6
Business Structure	6
Principal Offices	7
Main Services Offered by CGI	7
Research	8
Human and Material Resources	8
Client Base	8
The North American Information Technology Services Industry	9
Industry Trends and Outlook	9
CGI's Growth and Positioning Strategy	9
Quality Processes	10
SIGNIFICANT ACQUISITIONS	11
RISK FACTORS	11
DIRECTORS AND OFFICERS	12
Directors	12
Officers	12
Ownership of Securities on the Part of Directors and Officers	13
LEGAL PROCEEDINGS	13
TRANSFER AGENT AND REGISTRAR	13
MATERIAL CONTRACTS	13
ADDITIONAL INFORMATION	14

CGI GROUP INC. - i

This Annual Information Form is dated February 1, 2005 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2004, the end of the most recently completed fiscal year.

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK

Corporate Structure

CGI Group Inc. (the “Company” or “CGI”) was incorporated on September 29, 1981 under, and is governed by, the provisions of Part IA of the Quebec Companies Act. The Company continued the activities of Conseillers en gestion et informatique C.G.I. inc., which was originally founded in 1976. The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 5th floor, Montreal, Quebec, Canada, H3A 2M8. CGI became a public company on December 17, 1986, upon completing an initial public offering of 800,000 Class A subordinate shares.

Subsidiaries

The following is a list of the subsidiaries of CGI having (i) total assets representing more than 10% of the consolidated assets of CGI as at September 30, 2004, or (ii) sales and operating revenues representing more than 10% of the consolidated sales and operating revenues of CGI for the year ended September 30, 2004.

Name	Laws of Incorporation	Percentage of Ownership
CGI Information Systems and Management Consultants Inc.	Canada	100%
Conseillers en gestion et informatique C.G.I. inc	Quebec	100%
CGI-AMS Inc.	Delaware	100%

Capital Structure

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate shares and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of February 1, 2005, 410,907,535 Class A subordinate shares, 33,772,168 Class B shares were issued and outstanding and none of the First Preferred Shares or Second Preferred Shares were issued and outstanding. As of February 1, 2005, 55% and 45% of the aggregate voting rights were attached to the outstanding Class A subordinate shares and Class B shares respectively.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Shares”, on page 10 and “First Preferred Shares” and “Second Preferred Shares” on page 11 of CGI’s Management Proxy Circular dated December 9, 2004 which was filed on December 30, 2004 and which is available at www.sedar.com and on the Company’s web site at www.cgi.com.

Stock Splits

As of February 1, 2005, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

CGI GROUP INC. - 1

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.SV.A and on the New York Stock Exchange, under the symbol GIB. A total of 150,128,615 Class A subordinate shares were traded on the Toronto Stock Exchange during the year ended September 30, 2004 as follows:

Month	High(a) ($)	Low(a) ($)	Volume

October 2003	7.97	7.25	13,359,132

November 2003	7.66	7.11	17,333,022

December 2003	8.12	7.35	9,878,908

January 2004	9.20	7.74	16,232,549

February 2004	9.29	8.41	13,180,899

March 2004	8.80	8.20	13,018,006

April 2004	9.00	7.76	10,129,032

May 2004	8.42	7.93	9,031,539

June 2004	9.08	8.16	17,218,682

July 2004	9.00	8.59	9,957,629

August 2004	8.80	8.25	8,632,044

September 2004	8.71	8.05	12,157,173

(a) The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid

On February 1, 2005 CGI announced that it was making a normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate shares. See “Normal Course Issuer Bid” below in the section entitled “Significant developments since the most recent year end on September 30, 2004".

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

Mission and Profile

CGI's vision is to be a world-class information technology ("IT") and business process outsourcing ("BPO") leader helping our clients win and grow. The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in IT, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and BPO company.

At CGI we have always understood, and we have always valued, the link between sound, ethical business practices and the creation of shareholder value. We believe in balancing the interests of our key stakeholders: our clients, our members and our shareholders in order to be recognized by our clients as their partner of choice, for the depth of our experience in their industry sectors; to be recognized by our members and industry peers as the best employer in the industry; and by our shareholders as a well-managed company providing superior returns.

When our employees (whom we call our members) know that their contribution is valued and when their work environment is both challenging and rewarding, they deliver services to our clients that are consistently timely and of the highest quality. Our clients reap the considerable benefits of our members' exceptional

CGI GROUP INC. - 2

performance, and they in turn reward us with the trust and loyalty that help us to build the long-term partnerships on which CGI is built.

These fundamental business principles that underlie all of the Company's business activities are contained in a collection of documents and policies that collectively are called CGI's Fundamental Texts which contain the charter of the Company's Board of Directors and those of its Standing Committees, reflect applicable corporate governance regulations and guidelines and take into account evolving best practices in Canada and the US. These documents are to be read in the context of CGI's Mission, Vision, Dream and Values which are explained in the preamble to the Fundamental Texts. The Fundamental Texts are posted on the Company's web site at www.cgi.com.

CGI now ranks among the largest independent IT and business process services firms in North America. CGI helps its clients in the private and public sectors meet their strategic goals by providing them with an end-to-end offering of high-level IT services and business solutions from offices located around the world. CGI's unique mix of services is comprised of management of IT and business functions, systems development and integration, and consulting.

CGI's Business Approach

As of February 1, 2005, CGI focused on serving markets in five sectors. Over time the Company has been able to develop close, long term relationships with its clients and to become their IT partner of choice. CGI professionals have a thorough understanding of their clients' business needs.

CGI chooses to focus on industries that make a strategic use of IT and that rely on it to enhance their competitive position. CGI therefore provides end-to-end IT services in the following five economic sectors: financial services, manufacturing, retail and distribution, governments and healthcare, as well as telecommunications and utilities.

Strategic Alliances

BCE Inc. and Bell Canada

CGI has entered into a strategic alliance with Bell Canada which originated in 1995. On November 17, 1995, CGI and Bell Canada entered into a five year renewable strategic agreement, which was extended in July 2003 until June 2012. Bell Canada, the largest Canadian telecommunications operating company, markets a full range of state of the art products and services to business and residential customers in Canada. In 1995, Bell Canada initially injected $18.4 million into CGI's share capital to acquire 2,300,000 First Preferred Shares, Series 1. Following this investment, two Bell Canada nominees were appointed to CGI's Board of Directors. In addition to this strategic alliance, CGI and Bell Canada signed a commercial alliance whereby both companies agreed to partner in addressing certain market opportunities.

On January 5, 1998, BCE Inc. and Bell Canada acquired 6 million Class A subordinate shares of CGI from Teleglobe Investment Corp. On June 30, 1998, as part of CGI's acquisition of BCE Inc. subsidiaries Bell Sygma and Bell Sygma International, BCE Inc. acquired 8.6 million First Preferred Shares, Series 6 of CGI. With these two transactions completed in 1998, BCE Inc.'s representation on CGI's Board of Directors was increased to three members; the equity interest of BCE Inc. in CGI totalled 43% and its voting interest stood at 17.9%. In July 2003, the Company, BCE Inc. and certain other parties entered into a new agreement with respect to BCE Inc.'s ownership interest in CGI. See "Material Contracts" below.

As of February 1, 2005, 2004 BCE Inc.'s equity stake in CGI stood at 28.85% and its voting interest represented 17.14%.

Related Party Transactions

Throughout fiscal 2003, CGI continued to build on its strategic alliance with BCE Inc. and Bell Canada and in July 2003 the IS/IT outsourcing agreement with Bell Canada was extended until June 2012. In the normal

CGI GROUP INC. - 3

course of business, the Company is party to contracts with certain BCE Inc. subsidiaries and affiliated companies, pursuant to which CGI is their preferred supplier for information systems and IT needs.

In July of 2004 CGI, Bell Canada and Connexim Inc., a subsidiary of Bell Canada, entered into an agreement pursuant to which the Company's network services will be outsourced to Connexim Inc. The outsourcing agreement provides the Company with economies of scale as well as best practices in network management.

Commercial Alliances

CGI currently has commercial alliance agreements with various business partners. These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with best of breed technology, often on the best commercial terms available. The following is a chronological list of CGI's primary commercial alliances:

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

Significant developments since the most recent year end on September 30, 2004

Normal Course Issuer Bid

On February 1, 2005 the Company’s Board of Directors authorized the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the ensuing 12 months through a Normal Course Issuer Bid (the “Issuer Bid”), which was approved by the Toronto Stock Exchange the same day. Management and the Board of Directors of the Company believe that the Class A subordinate shares of the Company, at the market prices prevailing on February 1, 2005, represent an attractive investment opportunity for the Company, and the Issuer Bid provides the Company with the flexibility to purchase Class A subordinate shares from time to time as the Company considers it advisable, as part of its strategy to increase shareholder value

The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 27,834,417 Class A subordinate shares for cancellation. As of January 28, 2005, the reference date used to determine the number of shares eligible to be repurchased under the Issuer Bid, the Company had 410,902,202 Class A subordinate shares issued and outstanding, and as of that date, people who were directors, officers or holders of more than 10% of the shares of the Company held 132,558,031 Class A subordinate shares, resulting in the Company having a public float of 278,344,171 Class A subordinate shares for the purposes of the Issuer Bid. Purchases may be made under the Issuer Bid commencing on February 3, 2005 and ending no later than February 2, 2006, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

Credit Facility Renewal

On December 20, 2004 CGI announced that it had concluded a five-year unsecured revolving credit facility, which replaced its previous syndicated bank facilities. The new credit facilities of an aggregate amount of CDN$800 million are presently comprised of a US tranche worth the equivalent of CDN$ 300 million and a Canadian tranche worth CDN$500 million. The credit facilities were concluded with a banking syndicate in which the National Bank of Canada acted as administrative agent and lead arranger; JPMorgan Chase Bank and Caisse centrale Desjardins acted as syndication agents and lead arrangers; The Toronto Dominion Bank, Bank of America, KeyBank and Caisse de depot et placement du Quebec acted as documentation agents; ABN AMRO, Bank of Montreal, Canadian Imperial Bank of Commerce, the Royal Bank of Canada, United Overseas Bank and Societe Generale acted as managing agents and Citibank acted as a participant.

CGI GROUP INC. - 4

Significant developments of the most recent three fiscal years

Fiscal Year ended September 30, 2004

Significant Acquisitions

In fiscal 2004 we acquired American Management Systems, Incorporated ("AMS"), a premier business and IT consulting firm to the government, healthcare, financial services and communications industries. CGI acquired AMS' business with associated revenue of more than $900 million for a net cash consideration of $584 million. For a more detailed description of the AMS acquisition see "Significant Acquisitions" below.

Other Significant Developments

On October 21, 2003, Nexxlink Technologies Inc. ("Nexxlink") purchased various non-core CGI assets generating approximately $40 million in annual revenue for a price of $21 million payable to CGI in cash, a convertible note and shares of Nexxlink. This transaction provided CGI initially with a 32% equity interest in Nexxlink. On December 9, 2004, Bell Canada announced that it was making an offer to acquire all of the outstanding shares of Nexxlink at a price of $6.05 per share for an equity value of approximately $67 million. CGI agreed with Bell Canada to support Bell Canada’s offer and therefore tendered the Nexxlink shares that it or its wholly-owned subsidiaries owned in response to Bell Canada’s bid. The bid closed successfully on January 25, 2005 with the result that the Company disposed on that date of all of its interest in Nexxlink.

On January 30, 2004, we announced that CGI had completed a US$192 million private debt placement financing with US institutional investors. The private placement was comprised of three tranches of guaranteed senior unsecured notes, with a weighted average maturity of 6.4 years and a weighted average fixed coupon of 4.97%. The proceeds were used to reimburse the drawn-down portion of the Company's existing credit facilities, as well as for general corporate purposes.

On March 19, 2004, we completed (i) a firm underwritten private placement in Canada and the US of approximately 33.1 million subscription receipts at a price of CDN$8.00 per subscription receipt for gross proceeds of CDN$264.6 million and (ii) a private placement of approximately 8.3 million subscription receipts with BCE Inc. at a price of CDN$8.00 per subscription receipt for proceeds of approximately CDN$66.1 million, on the same terms and conditions as the firm underwritten private placement offering. The private placements were undertaken in connection with our acquisition of AMS (see "Significant Acquisitions" below). On May 3, 2004, upon the satisfaction of certain conditions related to the acquisition of AMS, each subscription receipt was automatically exchanged for one Class A subordinate share without payment of additional consideration.

Fiscal Year ended September 30, 2003

Significant Acquisitions

In fiscal 2003 we closed the acquisition of COGNICASE Inc. ("Cognicase") for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate shares. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base.

Other Significant Developments

In November 2002, we signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, we secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. The agreement provided access to a $150 million revolving credit facility for our operating activity and working capital needs. The credit facilities totaling $415 million were concluded with a banking syndicate comprised of the following: Canadian Imperial Bank of Commerce, The Toronto Dominion Bank and Caisse centrale Desjardins, as co-arrangers; as well as Caisse

CGI GROUP INC. - 5

de depot et placement du Quebec, Bank of Montreal, Royal Bank of Canada and United Overseas Bank Limited, as participants.

In July 2003, BCE Inc. and CGI announced that Bell Canada and CGI had extended their IS/IT outsourcing agreements. We renewed and expanded our commercial alliance, which designates Bell Canada as our preferred telecom services provider and added a new network management agreement. Additionally, BCE Inc. and CGI signed a new shareholders' agreement with respect to BCE Inc.'s ownership in CGI. Among other details, the put and call options with the majority shareholders - Messrs. Serge Godin, Andre Imbeau and Jean Brassard - were cancelled. Additionally, BCE Inc. converted all of its Class B shares into Class A subordinate shares on a one-for-one basis. The strengthening of our strategic alliance with BCE Inc. cleared the way for us to focus on our continuing growth.

Fiscal Year ended September 30, 2002

Significant Developments

On May 3, 2002, CGI signed a shareholders' agreement which finalized the terms and conditions of a new jointly-owned IT services company, Innovapost Inc. ("Innovapost"), with Canada Post as co-owner. Innovapost provides all IT services to Canada Post, its affiliated companies, and potentially to other postal organizations worldwide.

On October 1, 2001, Fireman's Fund Insurance Company ("Fireman's Fund"), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year IT outsourcing agreement originally valued at US$380 million. Over time, the client had negotiated to reduce the scope of services under the contract, and had entered into negotiations in late 2004 to obtain further cost reductions resulting from new business requirements and technology changes. Since the contract was not meeting CGI's profitability standards and it was not possible to achieve a revised agreement that would meet the client's requirements while also being in the interests of CGI's shareholders, it was mutually announced on October 20, 2004 that the contract would be terminated. Taking the net impact of the termination into account, CGI's backlog at September 30, 2004 was $13 billion.

On December 20, 2001, CGI closed a public offering of more than 11 million Class A subordinate shares in Canada. The net proceeds of the offering were added to CGI's general funds and used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

DESCRIPTION OF CGI'S BUSINESS

Business Structure

CGI's business operations are structured in two key lines of business ("LOB"): The IT Services LOB and the Business Process Services ("BPS") LOB. CGI's remaining business activities are in the nature of corporate services that are carried on primarily by CGI's head office staff.

Corporate services - Head Office (Montreal)

•	Administrative and financial functions
•	Communications and investor relations
•	Corporate and strategic development
•	Corporate affairs
•	Human resources
•	Internal Audit
•	Legal
•	Marketing
•	Mergers & Acquisitions
•	Planning and corporate development
•	Quality

CGI GROUP INC. - 6

•	Research & Development
•	Professional development programs
•	Support to large outsourcing projects
•	Knowledge management
•	Project performance

      IT Services LOB

The IT Services LOB provides a full range of services in systems integration, consulting and outsourcing, to clients primarily located in Canada, the United States and Europe. CGI's professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore global delivery model.

      BPS LOB

The BPS LOB provides a full spectrum of BPO services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives as well as payroll services, document management and finance and administration services.

Principal Offices

The Company has 107 offices in 19 countries worldwide, with 50 offices in the United States. Its main locations are listed on page 71 of CGI's Annual Report for fiscal 2004 which information is incorporated by reference. The 2004 Annual Report was filed on December 30, 2004 and is available at www.sedar.com and on the Company's web site at www.cgi.com.

Main Services Offered by CGI

      CGI provides the full range of IT services including the management of IT and business processes on an outsourced basis, as well as systems integration and consulting. The Company's primary focus is large scale systems integration and outsourcing contracts. CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality.

      Outsourced Management of IT and Business Processes

Outsourcing is one of the fastest growing segments of the IT industry. CGI has been active in outsourcing since 1986, which makes it a pioneer in this segment. Through a series of acquisitions completed since 1996, including the acquisition on July 1, 1998 of Bell Sygma and Bell Sygma International, the Company is now the largest provider of IT and BPO services in Canada, and continues to strengthen its position in the US outsourcing market.

Outsourcing contracts are signed for periods ranging from five to ten years and are generally renewable. They are paid for according to a formula of monthly payments.

As part of outsourcing contracts, clients delegate entire or partial responsibility for their IT operations or a business process in order to achieve significant savings and access the best IT, while retaining control over strategic functions. These contracts provide revenue visibility and support performance stability.

Services provided as part of an outsourcing contract may include facilities management (data centres, call centres, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as BPS including functions such as document management, payroll services, finance and accounting administration or insurance policy administration.

CGI GROUP INC. - 7

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

In terms of systems integration, CGI provides implementation services covering the full scope of today's enterprise IT environment, integrating different technologies to create IT systems that respond to clients' strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services leveraging its ISO and SEI CMM certified methodologies and the option of economies from offshore development.

Research

Information technologies are abundant, complex and rapidly changing. In this context, CGI's success depends on its ability to remain at the forefront of its field, as well as to adapt its service approach to suit each client's specific needs. This situation requires the ongoing development of cutting edge expertise, tools and methodology. However, most of CGI's research activities are initiated as part of client projects and their cost is therefore supported by its clients.

The following table shows the Company's revenues and the amounts invested in research in the past three years.

(in '000's of Canadian dollars)	2004	2003	2002

Revenue	$3,243,612	$2,684,816	$2,135,189
Research	$26,710	$22,036	$17,609

Research expenses as a percentage of revenue were 0.8%, which is comparable with previous years. In fiscal 2004, research and development expenses including capitalized expenses were $76.8 million, of which direct costs represented $55.6 million. In fiscal 2003, research and development expenses including capitalized expenses were $59.2 million of which direct costs totalled $42.8 million.

Human and Material Resources

As of February 1, 2005, CGI had approximately 25,000 employees. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had an employee share purchase plan in place for several years. In 1990, the Company introduced a profit sharing program based on the performance of its business units. These measures, together with the Company's ongoing training programs, are based on the concepts of intrapreneurship and total quality that form the core of CGI's corporate culture.

As for facilities, the vast majority of CGI's offices are located in rented premises. A portion of the computer equipment, furniture and software used by the Company is covered by capital leases. As of September 30, 2004, the net value of CGI's fixed assets was $142.7 million. Capital leases related to these fixed assets amounted to $4.5 million.

Client Base

CGI works with large and medium sized businesses in the private and public sectors worldwide. The Company's clientele is well balanced in terms of quality, quantity, stability and diversity. The BCE Inc. group of companies' (including Bell Canada) domestic operations accounted for 15.9% of CGI's revenue in fiscal 2004, compared with 18.6% of CGI's revenue in fiscal 2003, and 23.5% in fiscal 2002. However, on an absolute dollar basis, revenue from the BCE Inc. family increased 3.4% compared to fiscal 2003. With the exception of

CGI GROUP INC. - 8

Bell Canada, none of CGI's clients accounted for more than 10% of its business. During the past ten years, CGI has had a client retention rate of approximately 90%.

The North American IT Services Industry

Size, Structure and Recent Developments

Looking ahead, we expect that market demand for systems integration and consulting services will increase, in line with improving economic conditions. With respect to information technology and business process services outsourcing, we believe that the potential remains enormous. Each year, for the past few years, CGI has commissioned a study from International Data Corp. (“IDC”) which provides us with the spending on information technology and business process services for Canada, the United States and Western Europe. We exclude the numbers related to services that are already outsourced.

These numbers represent the opportunity for outsourcing and they indicate that this is largely an untapped market. The new business opportunity for information technology outsourcing represents US$682 billion in the US, US$476 billion in Western Europe and US$60 billion in Canada. For business process services, the opportunity is even greater, amounting to US$1.4 trillion in the US, US$480 billion in Europe, and US$80 billion in Canada.

Another study we commissioned from Gartner/Dataquest identifies a trend to full information technology outsourcing. According to this study, there is an 80% chance that half of current information technology operations will be outsourced by 2010. CGI therefore believes that the Canadian IT services market offers significant growth opportunities. In the US market, where the size of the market is about 11 times larger, the opportunities for CGI are many times greater.

Industry Trends and Outlook

In the last few years, our industry has also grown very rapidly in terms of its main services and formulas. For instance, in the early to mid 1990s, 75% of the industry's revenue came from per diem services, i.e. from specialized assistance within specific projects. Such services did not require a large or complex organization nor did they allow for much differentiation between firms, which resulted in fierce competition.

Today, 80% of the large firms' revenues are generated by systems integration or outsourcing projects aimed at comprehensive business solutions. Both public and private sector organizations are looking for new ways to provide better services at lower cost. For organizations, the emergence of internet applications and web based business models have shortened implementation time for solutions while increasing pressure to retain scarce professional resources. Their need to concentrate on their core mission and to be more flexible explains why companies increasingly turn to outside professionals for the development and management of some of their specialized functions, including information systems. They are demanding proven technological solutions that will be rapidly installed, while allowing them to minimize operating costs.

For the last few years, due to conditions in the global economy, many clients continued to place greater emphasis on a reduction of their cost base and are more inclined than ever to consider outsourcing part or all of their IT services. These factors explain the growing popularity of global outsourcing services, a trend that is all the more important in the field of information systems given the fact that specialized firms are the ones that can best cope with the large variety and complexity of information technologies.

Today, major IT outsourcing firms, with adequate financial strength and a wide range of services and technological infrastructure, have easier access to large scale IT outsourcing contracts.

CGI's Growth and Positioning Strategy

CGI has major competitive advantages to meet market demand efficiently. The Company benefits from a strong financial position and offers the full range of IT services.

CGI GROUP INC. - 9

Its independence from hardware manufacturers is also a decisive factor, since CGI is among the few major players in North America that can guarantee their clients that their technological decisions are completely transparent and based on performance, quality and cost criteria.

CGI benefits from a highly flexible delivery model, which allows it to serve its US clients using a mix of domestic (US) facilities, Canadian-based infrastructure and Indian-based application development centres. This flexible service offering provides clients with high quality services on very competitive terms, while protecting CGI's margins. Today, CGI is one of only a few providers of outsourcing services in the world that can provide this delivery through all of its own operations.

CGI's client base represents all of the main economic sectors. In order to develop services adapted to the specific needs of each market, the Company's professionals are grouped according to targeted client segments, which provide the Company with a deeper understanding of the trends specific to each industry, as well as a better understanding of the clients' competitive and technological challenges. This market expertise is a key factor in a company's ability to develop comprehensive business solutions.

With the addition of the operations we acquired when we purchased AMS in May of 2004 (see "Significant Acquisitions" below), our presence in the US market today is roughly at the same stage we had reached several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions.

•	The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

•	The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, and proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions of smaller firms or niche players and of large companies, respectively. In North America, we will continue to be an IT domain consolidator of both small and large IT services companies.

•	Small acquisitions: We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. Currently, we are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities.

•	Large acquisitions: Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals.

Quality Processes

CGI's ISO 9001 certified management frameworks ensure that its clients' objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet objectives. These processes ensure that clients' requirements drive CGI's solutions. Clients are constantly kept informed; their degree of satisfaction is constantly measured and part of the incentive remuneration of CGI managers is linked to the results.

CGI GROUP INC. - 10

In 1993, the Company began working towards obtaining ISO 9001 certification for its Project Management Framework. CGI's Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America's first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects. Since 1995 CGI has expanded the ISO 9001 certification throughout its Canadian, US and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI's high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI's enhanced quality system, referred to as the Client Partnership Management Framework ("CPMF") is simpler and provides the Company's business units with greater autonomy in a context of decentralized activities. One of CGI's key focus areas remains the successful management of client relationships, leading to long-term partnerships. Following its merger with IMRglobal in July 2001, CGI gained applications development centres in Mumbai and Bangalore which have achieved SEI CMM Level 5 quality certification.

CGI strives to ensure that clients benefit from a seamless offering of consistently high quality. Regardless of which CGI business unit they deal with, clients know that CGI will provide the same quality services, while delivering projects on time and on budget by a margin that far exceeds industry standards.

CGI also obtained ISO 9001 certification for the application of its Member Partnership Management Framework in its operations, and most recently, in 2004, similarly obtained ISO 9001 certification for its Shareholder Partnership Management Framework ("SPMF"). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community.

CGI now holds ISO quality certification for the management of its partnerships with each of its three major stakeholder groups.

SIGNIFICANT ACQUISITIONS

On March 10, 2004 the Company entered into a merger agreement (the "Merger Agreement") with American Management Systems, Incorporated ("AMS") pursuant to which the Company indirectly acquired by way of a tender offer (the "Tender Offer") all of the issued and outstanding shares of AMS for a purchase price of approximately $1.1 billion (the "AMS Acquisition"). As part of the AMS Acquisition, CACI International Inc. ("CACI") agreed to first purchase from AMS the U.S. assets of its defence and intelligence Group (the "DIG Business") for an aggregate consideration of approximately $549 million, subject to certain closing adjustments (the "Disposition") (the AMS Acquisition excluding the DIG Business is hereafter referred to as the "Acquisition"). In connection with the Disposition, income taxes of approximately $147 million were incurred by the Company. The Acquisition closed on May 3, 2004.

RISK FACTORS

The Company incorporates by reference the disclosure contained in the section entitled "Risks and Uncertainties" describing the risk factors to which the Company's business is exposed, which is contained in its Management's Discussion and Analysis for the year ended September 30, 2004 on pages 33 to 36 in the 2004 Annual Report which was filed on December 30, 2004 and which is available on www.sedar.com as well as on CGI's web site at www.cgi.com.

CGI GROUP INC. - 11

DIRECTORS AND OFFICERS

Directors

The Company incorporates by reference the disclosure under the heading "Nominees for Election as Directors" relating to the Company's directors contained on pages 13 to 17 of CGI's Management Proxy Circular dated December 9, 2004 which was filed on December 30, 2004 and which is available at www.sedar.com and on the Company's web site at www.cgi.com.

Officers

The following table states the names of CGI's Senior Officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
Serge Godin Montreal, Quebec Canada	Chairman of the Board and Chief Executive Officer
Jean Brassard Longueuil, Quebec Canada	Vice-Chairman of the Board
David Anderson Toronto, Ontario Canada	Senior Vice-President and Corporate Controller
André Bourque Montreal, Quebec Canada	Senior Vice-President and Chief Legal Officer
Paule Doré Montreal, Quebec Canada	Executive Vice-President and Chief Corporate Officer and Secretary
André Imbeau Beloeil, Quebec Canada	Executive Vice-President and Chief Financial Officer and Treasurer
Donna Morea Falls Church, Virginia USA	President - Information Technology Services - U.S.A. Operations
Luc Pinard Longueuil, Quebec Canada	Chief Technology Officer
Michael E. Roach Ajax, Ontario Canada	President and Chief Operating Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Longueuil, Quebec Canada	Senior Vice-President, Finance and Treasury
Joseph Saliba London England	President Business Process Services and President Europe and Asia Pacific Operations

CGI GROUP INC. - 12

All of the above-mentioned persons have held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years, except Donna Morea who prior to May 3, 2004 served as Executive Vice-President – Public Sector Group of AMS and in other equivalent executive positions at AMS prior to its acquisition by CGI on May 3, 2004, and Joseph Saliba, who, prior to July 2001, was President, Outsourcing and Software Solutions with Sabre Inc. until July 2001.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading “Voting Shares and Principal Holders of Voting Shares” on page 11 of CGI’s Management Proxy Circular dated December 9, 2004 which was filed on December 30, 2004 and which is available at www.sedar.com and on the Company’s web site at www.cgi.com.

As of February 1, 2005, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,263,636 Class A subordinate shares representing 1.04% of the issued and outstanding Class A subordinate shares and 33,772,168 Class B shares representing 100% of the issued and outstanding Class B shares.

LEGAL PROCEEDINGS

A suit was launched on May 9, 2002 under the U.S. False Claims Act (“FCA”) against American Management Systems, Incorporated (“AMS”) which, further to CGI’s acquisition of AMS, is now the Company’s U.S. operating subsidiary, CGI-AMS Inc. The lawsuit, alleging violations of the FCA, is currently pending in the U.S. District Court for the Southern District of Ohio. Under the treble damages provisions of the FCA, the lawsuit seeks more than US$290 million.

The case involves CGI-AMS Inc.‘s five-year, $100 million plus contracts with the Ohio Department of Job and Family Services (“Ohio DJFS”) for the development and implementation of an integrated computer system called the electronic client management system (“the e-ICMS Contracts”).

The suit alleges that CGI-AMS Inc. knowingly billed the Ohio DJFS for services performed outside the scope of the e-ICMS Contracts and outside of the intended purpose of the federal grant funds that Ohio DJFS would use to pay the invoices. In addition, the lawsuit alleges that CGI-AMS Inc. billed the Ohio DJFS for services performed by certain employees at a rate higher than that which was authorized, and that CGI-AMS Inc. billed Ohio DJFS for the full-time work of employees who devoted only part of their time to the e-ICMS Contracts.

On July 13, 2004, the Court issued a memorandum and order (the “Order”) granting in part CGI-AMS Inc.‘s motion to dismiss the lawsuit, which significantly reduces CGI-AMS Inc.‘s exposure, with the result that the Company does not consider the lawsuit to be a material claim. CGI-AMS Inc. has a good defence to the law suit, which is currently in the discovery phase of the proceedings, and the Company will continue to contest the suit vigorously.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent for the Company’s Class A subordinate shares is Computershare Trust Company of Canada whose head office is situated in Toronto (Ontario). Share transfer service is available at Computershare’s Montreal (Quebec) and Toronto (Ontario) offices as well as at the principal office of Computershare Trust Company, Inc. in Denver (Colorado), and New York (New York). The transfer agent for the Company’s Class B shares is National Bank Trust Inc. and the register for Class B shares is situated in Montreal (Quebec).

MATERIAL CONTRACTS

The only material contracts entered into during the year ended September 30, 2004 or in prior years that are still in effect are:

CGI GROUP INC. - 13

i)	the agreements entered into with BCE Inc. and its affiliates in July 2003 that are described in the Company’s Management Proxy Circular under the heading on page 36 entitled “Agreements with BCE Inc.” which is incorporated by reference, was filed on December 30, 2004 and which is available on www.sedar.com as well as on CGI’s web site at www.cgi.com; and

ii)	the agreements entered into with AMS and CACI International Inc. in relation to the Company’s acquisition of AMS in May 2004 are described above in the section entitled “Significant Acquisitions”.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2004 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 9, 2004 and (iv) a copy of the 2004 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 9, 2004.

Additional financial information on the last fiscal year ended September 30, 2004, is presented in the audited financial statements (pages 39 to 70) and under the title Management’s Discussion and Analysis of Financial Position and Results of Operations (pages 19 to 37), in the 2004 Annual Report.

The documents mentioned above are available on www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:

1130 Sherbrooke Street West
5th Floor
Montreal, Quebec
H3A 2M8
Telephone: (514) 841-3200
Fax: (514) 841-3299

CGI GROUP INC. - 14

Financial statements	CGI Group Inc. Annual Report 2004 39

Consolidated statements of earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2004	2003	2002

	$	$	$
Revenue	3,243,612	2,684,816	2,135,189

Operating expenses Costs of services, selling and administrative	2,717,040	2,244,511	1,810,077
Research	26,710	22,036	17,609
Amortization (Note 10)	164,451	121,133	76,894

	2,908,201	2,387,680	1,904,580

Earnings before the following items:	335,411	297,136	230,609

Interest Long-term debt	20,675	12,578	2,411
Other	(8,728)	(3,094)	(2,833)

	11,947	9,484	(422)

Earnings before income taxes, entity subject to significant influence and discontinued operations	323,464	287,652	231,031
Income taxes (Note 11)	113,142	113,269	96,184

Earnings before entity subject to significant influence and discontinued operations	210,322	174,383	134,847
Entity subject to significant influence	488	295	--

Net earnings from continuing operations	210,810	174,678	134,847

Net earnings from discontinued operations (Note 13)	8,790	2,688	952

Net earnings	219,600	177,366	135,799

Weighted-average number of outstanding Class A subordinate and Class B shares	419,510,503	395,191,927	377,349,472

Basic and diluted earnings per share (Note 9g) Continuing operations	0.50	0.44	0.36
Discontinued operations	0.02	0.01	--

	0.52	0.45	0.36

See Notes to the consolidated financial statements.

Consolidated statements of retained earnings

Years ended September 30 (in thousands of Canadian dollars)	2004	2003	2002

	$	$	$
Retained earnings, beginning of year	555,310	377,944	245,945
Net earnings	219,600	177,366	135,799
Share issue costs, net of income taxes (Note 9a)	(5,489)	--	(3,800)

Retained earnings, end of year	769,421	555,310	377,944

See Notes to the consolidated financial statements.

40	Financial statements	CGI Group Inc. Annual Report 2004

Consolidated balance sheets

As at September 30 (in thousands of Canadian dollars)	2004	2003

	$	$ Restated
Assets Current assets Cash and cash equivalents	200,623	83,509
Accounts receivable (Note 3)	545,056	439,535
Work in progress	222,278	122,737
Prepaid expenses and other current assets	94,617	78,183
Future income taxes (Note 11)	80,814	35,767
Assets of businesses held for sale (Note 13)	--	41,014

	1,143,388	800,745
Fixed assets (Note 4)	142,761	144,941
Contract costs (Note 5)	278,240	256,320
Definite-life intangibles and other long-term assets (Note 6)	625,121	392,069
Future income taxes (Note 11)	102,720	22,764
Goodwill (Note 7)	1,827,604	1,385,518

Total assets before funds held for clients	4,119,834	3,002,357
Funds held for clients (Note 2)	196,622	134,326

	4,316,456	3,136,683

Liabilities Current liabilities Accounts payable and accrued liabilities	433,415	289,556
Accrued compensation	118,541	110,398
Deferred revenue	123,213	70,300
Income taxes	31,369	19,165
Future income taxes (Note 11)	68,603	47,003
Current portion of long-term debt (Note 8)	14,529	20,555
Liabilities of businesses held for sale (Note 13)	--	16,316

	789,670	573,293
Future income taxes (Note 11)	287,433	140,571
Long-term debt (Note 8)	475,291	247,431
Accrued integration charges and other long-term liabilities	104,771	60,852

Total liabilities before clients' funds obligations	1,657,165	1,022,147
Clients' funds obligations (Note 2)	196,622	134,326

	1,853,787	1,156,473

Commitments and contingencies (Note 19) Shareholders' equity Capital stock (Note 9a)	1,820,230	1,480,631
Contributed surplus (Note 9e)	6,693	5,870
Warrants and stock options (Note 9e)	24,984	27,901
Retained earnings	769,421	555,310
Foreign currency translation adjustment	(158,659)	(89,502)

	2,462,669	1,980,210

	4,316,456	3,136,683

See Notes to the consolidated financial statements.

Approved by the Board (Signed) SERGE GODIN DIRECTOR	(Signed) ANDRÉ IMBEAU DIRECTOR

Financial statements	CGI Group Inc. Annual Report 2004 41

Consolidated statements of cash flows

Years ended September 30 (in thousands of Canadian dollars)	2004	2003	2002

	$	$ Restated	$
Operating activities
Net earnings from continuing operations	210,810	174,678	134,847
Adjustments for: Amortization expense (Note 10)	194,185	148,922	100,453
Deferred credits	(16,439)	(30,174)	(50,021)
Future income taxes	52,963	47,962	35,602
Foreign exchange (gain) loss	(789)	1,914	1,240
Entity subject to significant influence	(488)	(295)	--
Net change in non-cash working capital items (Note 15)	(210,423)	(115,068)	(45,737)

Cash provided by continuing operating activities	229,819	227,939	176,384

Investing activities Business acquisitions (net of cash acquired) (Note 12)	(589,678)	(233,512)	(19,866)
Proceeds from sales of assets and businesses (net of cash disposed) (Notes 12 and 13)	87,503	--	10,365
Investment in a joint venture (Note 12)	--	--	(26,000)
Purchase of fixed assets	(54,616)	(60,833)	(23,465)
Contract costs	(76,260)	(29,211)	(61,987)
Increase in definite-life intangibles and other long-term assets	(83,085)	(144,510)	(94,650)
Decrease in definite-life intangibles and other long-term assets	17,595	10,321	--

Cash used in continuing investing activities	(698,541)	(457,745)	(215,603)

Financing activities Net variation in credit facility	21,534	219,000	(25,000)
Increase (decrease) in long-term debt	231,123	(19,812)	(8,342)
Issuance of shares (net of share issue costs) (Notes 9a and 9e)	330,996	6,451	126,236

Cash provided by continuing financing activities	583,653	205,639	92,894

Effect of rate changes on cash and cash equivalents from continuing operations	186	917	3,475

Net increase (decrease) in cash and cash equivalents from continuing operations	115,117	(23,250)	57,150
Net cash and cash equivalents from discontinued operations (Note 13)	1,997	2,538	1,063
Cash and cash equivalents, beginning of year	83,509	104,221	46,008

Cash and cash equivalents, end of year	200,623	83,509	104,221

Supplementary cash flow information (Note 15)
See Notes to the consolidated financial statements.

42	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 1. Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, provides end-to-end information technology (“IT”) services and business process services (“BPS”). The Company’s primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

Note 2. Summary of significant accounting policies
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.
   Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

Restatements
i)	Funds held for clients and clients’ funds obligations In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. Effective April 1, 2004, the Company presented separately the payroll funds held for clients and related obligations. The Company considers that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year’s amounts were restated to conform to the current year’s presentation.

ii)	Accrued integration charges Subsequent to the acquisition date of Underwriters Adjustment Bureau Ltd. (“UAB”), the Company began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. The Company revised the calculation of the defined benefit pension plan as the initial actuarial valuation made as of the acquisition date understated the pension plan liability, future income tax assets and goodwill by $4,500,000, $1,530,000 and $2,970,000, respectively. Accordingly, the balance sheet as at September 30, 2003, has been restated.

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

Basis of consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. For investments whereby the Company has the ability to exercise significant influence, the Company accounts for these under the equity method.
   In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Revenue recognition
The Company generates revenue principally through the provision of IT services and BPS.
The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 43

Services revenue related to outsourcing arrangements and BPS under fixed fee contracts is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery. Revenue from time and materials and unit-priced arrangements is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, then the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. For outsourcing arrangements which include multiple elements, the total arrangement value is allocated to each element based on their relative fair values. Revenue is then recognized for each element based on the nature of the services as described above.
   Services revenue related to systems integration and consulting arrangements, under time and material contracts, are recognized as services are rendered whereas systems integration and consulting arrangements under fixed fee contracts are recognized using the percentage-of-completion method over the implementation period. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. In addition, the Company provides systems integration and consulting services based on benefits-funded arrangements whereby the Company recognizes revenue only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based. For cost-based contracts, revenue is recorded as reimbursable costs are incurred.
   Revenue from the sale of software license agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor specific objective evidence is typically based on the price charged when an element is sold separately. In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period.
   Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.
   Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.
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

Fixed assets
Fixed assets are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

44	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 2: Summary of significant accounting policies (cont'd)
Contract costs
Contract costs are incurred in the course of two- to ten-year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
a)	Incentives granted to clients upon signing of long-term outsourcing contracts Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.
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

b)	Transition costs incurred during the transition period of long-term outsourcing contracts These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts and are recorded and amortized as described above.

Definite-life intangibles
Definite-life intangibles are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by intangible asset category are as follows:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the estimated net identifiable tangible and intangible assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually as at September 30, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment tests performed as at September 30, 2004 and 2003, the Company concluded that no goodwill impairment charge was required.

Accrued integration charges
Accrued integration charges are comprised primarily of liabilities for costs incurred on business combinations, such as provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

Earnings per share
Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

Stock-based compensation and other stock-based payments
The Company has a stock option plan, which is described in Note 9b). The Company records no compensation cost on the grant of stock options to directors, officers and employees. Direct awards of stock to employees and stock options granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 45

Any consideration paid by employees and directors on exercise of stock options is credited to share capital. Pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used has been presented in Note 9b).
   As of October 1, 2004, the Company will adopt the fair-value based method for all stock-based compensation awards and recognize an expense in the financial statements in accordance with the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (see Future accounting changes).

Research and development costs
Research costs are charged to earnings in the year they are incurred, net of related investment tax credits.
   Development costs are charged to earnings in the year they are incurred, net of related investment tax credits unless they meet specific criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of Definite-life intangibles—Business solutions.
   During the year, the Company incurred direct research and development costs of $55,577,000 ($42,835,000 in 2003), net of related investment tax credits.

Income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.
   Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment decreased by $69,157,000 and $123,768,000 in 2004 and 2003, respectively. These variations resulted principally from translating US dollar denominated goodwill.
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

Financial instruments
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes.
   The Company enters into financial instruments contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.
   The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
   Periodic assessments of each hedge’s effectiveness are performed during the year.

46	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 2. Summary of significant accounting policies (cont'd)
Recent accounting changes
As of October 1, 2003, the Company adopted the following new Handbook Sections issued by the CICA:
a)	Handbook Section 3063, Impairment of Long-Lived Assets, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

b)	Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment. The section provides criteria for classifying assets as held for sale, requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The disclosure has been modified to conform with the adoption of this section.

c)	Accounting Guideline 13, Hedging Relationships, deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The disclosures required by this Accounting Guideline are included in Note 21.

Future accounting changes
The CICA has issued the following new Handbook Sections:
a)	Amended Section 3870, Stock-Based Compensation and Other Stock-Based Payments, is effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. Effective October 1, 2004, the Company will adopt the amendments on a retroactive basis, as permitted by the standard. The impact of the adoption on net earnings will result in an approximate charge for 2005 of $24,000,000 and charges for 2004, 2003 and 2002 amounting to $25,559,000, $8,168,000 and $4,130,000, respectively.

b)	Handbook Section 3110, Asset Retirement Obligations, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

c)	Accounting Guideline 15, Consolidation of Variable Interest Entities, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. The Company does not believe that the adoption of this guideline will have a significant impact on the financial statements.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 47

Note 3. Accounts receivable

	2004	2003

	$	$
Trade	432,685	301,430
Other (1)	112,371	138,105

	545,056	439,535

(1)	Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité Multimédia, New Economy Center, SR&ED and other tax credits programs of approximately $79,865,000 and $104,875,000, in 2004 and 2003, respectively. Tax credits amounting to $62,531,000, $65,315,000 and $45,599,000 were recorded as a reduction of salary expense included in costs of services, selling and administrative expenses and research expenses in the consolidated statements of earnings for the years ended September 30, 2004, 2003 and 2002, respectively.
   The Company is defined as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. These programs are designed to support job creation and revitalization efforts in certain urban areas. As part of the Company’s participation in these programs, the Company committed to maintaining and creating more than 2,000 jobs in Québec. As at September 30, 2004, the Company had maintained or created a total of 4,000 jobs in Québec. As per these programs, the Company also relocated some of its employees into new or refurbished buildings where the real estate cost is significantly higher than in its previous facilities. Initially, the Company’s financial commitments for these real estate locations represented $618,800,000. As at September 30, 2004, the balance outstanding for these committments, ranging between 4 and 19 years, was $568,500,000.
These refundable tax credits are calculated at rates of 35% to 40% on salaries paid in Québec, to a maximum of $12,500 to $15,000 per year per eligible employee. These credits on salaries carry certain conditions and the Company must obtain an eligibility certificate from the Québec government annually. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, including job creation objectives, any tax credits received would have to be refunded to the Québec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2004.

Note 4. Fixed assets

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Land and buildings	4,377	538	3,839
Leasehold improvements	106,052	24,926	81,126
Furniture and fixtures	40,507	20,516	19,991
Computer equipment	106,614	68,809	37,805

	257,550	114,789	142,761

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Land and buildings	25,694	840	24,854
Leasehold improvements	82,077	18,333	63,744
Furniture and fixtures	38,241	19,323	18,918
Computer equipment	119,802	82,377	37,425

	265,814	120,873	144,941

Fixed assets include assets acquired under capital leases totaling $4,516,000 (2003—$4,372,000), net of accumulated amortization of $4,215,000 (2003—$3,927,000).

48	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 5. Contract costs

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Incentives	291,339	97,482	193,857
Transition costs	100,919	16,536	84,383

	392,258	114,018	278,240

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Incentives	284,879	64,884	219,995
Transition costs	44,966	8,641	36,325

	329,845	73,525	256,320

Note 6. Definite-life intangibles and other long-term assets

			2004

	Cost	Accumumlated amortization	Net book value

	$	$	$
Internal software	72,515	25,549	46,966
Business solutions	226,412	48,286	178,126
Software licenses	142,578	61,878	80,700
Customer relationships and other	346,107	60,763	285,344

Definite-life intangibles	787,612	196,476	591,136

Financing lease (Note 14a)			13,121
Investment in an entity subject to significant influence			16,415
Other			4,449

Other long-term assets			33,985

Total definite-life intangibles and other long-term assets			625,121

			2003

	Cost	Accumumlated amortization	Net book value

	$	$	$
Internal software	72,800	19,642	53,158
Business solutions	130,897	33,360	97,537
Software licenses	116,887	55,378	61,509
Customer relationships and other	181,551	31,971	149,580

Definite-life intangibles	502,135	140,351	361,784

Financing lease (Note 14a)			25,413
Investment in an entity subject to significant influence			4,872

Other long-term assets			30,285

Total definite-life intangibles and other long-term assets			392,069

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 49

Amortization expense of definite-life intangibles is presented as follows in the consolidated statements of earnings:

	2004	2003	2002

	$	$	$
Internal software	15,012	12,040	9,350
Business solutions	23,207	11,908	12,163
Software licenses	34,126	28,521	16,988
Customer relationships and other	30,225	20,505	7,545

	102,570	72,974	46,046

Note 7. Goodwill
The variations in goodwill are as follows:

			2004

	IT services	BPS	Total

	$	$	$
Balance, beginning of year	1,056,103	329,415	1,385,518
Acquisitions	556,354	105	556,459
Purchase price adjustments	(9,716)	(1,610)	(11,326)
Disposal of subsidiaries	(5,693)	(20,640)	(26,333)
Foreign currency translation adjustment	(64,635)	(12,079)	(76,714)

Balance, end of year	1,532,413	295,191	1,827,604

			2003

	IT services	BPS	Total

	$	$	$
Balance, beginning of year	850,801	283,051	1,133,852
Acquisitions	289,633	77,287	366,920
Purchase price adjustments	(332)	(2,916)	(3,248)
Disposal of subsidiaries	(140)	--	(140)
Goodwill related to businesses held for sale	(11,264)	--	(11,264)
Foreign currency translation adjustment	(72,595)	(28,007)	(100,602)

Balance, end of year	1,056,103	329,415	1,385,518

50	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 8. Long-term debt

	2004	2003

	$	$
Unsecured committed revolving term facility bearing interest at US LIBOR
rate plus 1.50% or bankers' acceptance rate plus 1.25%, maturing in 2006 (1)	221,182	219,000
Senior US unsecured notes bearing interest at an average rate of 4.97% and maturing at various dates until 2014 (2)	242,669	--
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2006. These balances were recorded at their discounted value using a 7% interest rate	6,108	14,966
Obligations under capital leases, bearing interest at a weighted-average rate of 7.71% and repayable in blended monthly instalments maturing at various dates until 2008	4,296	11,269
Other loans bearing interest at a rate of prime plus 1.75%, repayable at various dates until 2006	1,277	1,368
Share of joint venture's long-term debt Secured term loan repayable in blended monthly payments of $540,249, at an interest rate of 3.46%, maturing in 2007 (3)	12,885	18,933
Redeemable preferred shares	1,403	2,450

	489,820	267,986
Current portion	14,529	20,555

	475,291	247,431

(1)	The Company has unsecured revolving bank credit facilities totalling $515,000,000 or its equivalent in US dollars. The interest rate charged is determined by the denomination of the amount drawn. As at September 30, 2004, in addition to the amount drawn, an amount of $10,210,000 has been committed against these facilities to cover various letters of credit issued for clients. In addition to these revolving credit facilities, the Company has available demand lines of credit in the amounts of $25,000,000, US$6,877,683 and £2,000,000, of which US$6,877,683 has been committed as at September 30, 2004, to cover various letters of credit issued in the US. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2004, these financial ratios were met.
(2)	This US$192,000,000 debt private placement financing with US institutional investors is comprised of three tranches of senior unsecured notes, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years and a weighted average fixed coupon interest rate of 4.97%.
(3)	In 2003, one of the Company’s joint ventures, which is 49% owned, entered into a $38,639,068 term loan, repayable by blended monthly payments of $1,102,548, maturing in December 2006. In addition, as part of the credit agreement, the joint venture has an unsecured $10,000,000 operating credit facility, to be renewed after 364 days.
As at September 30, 2004, there is no amount outstanding under this facility.

Principal repayments on long-term debt over the next five years and thereafter are as follows:

$
2005	11,993
2006	228,921
2007	1,941
2008	--
2009	107,502
Thereafter	135,167

Minimum capital lease payments are as follows:

	Principal	Interest	Payment

	$	$	$
2005	2,536	218	2,754
2006	1,120	97	1,217
2007	505	21	526
2008	135	4	139

Total minimum capital lease payments	4,296	340	4,636

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 51

Note 9. Capital stock, stock options and warrants
a) Capital stock
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
Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2004, 2003 and 2002, the Class A subordinate and the Class B shares changed as follows:

	Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value

		$		$
Balance, September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash (1)	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 12)	210,739	2,261	--	--
Options exercised	1,546,801	7,276	--	--

Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 12)	19,963,399	140,546	--	--
Conversion (2)	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,345,241	7,464	--	--

Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (3)	41,340,625	330,725	--	--
Issued as consideration for business acquisitions (Note 12)	136,112	1,020	--	--
Options exercised	1,007,651	7,854	--	--

Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868

(1)	On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).
(2)	As part of the agreement of July 24, 2003, entered into by the Majority Shareholders and BCE Inc., 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.
(3)	On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

b) Stock options
Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2004, 41,978,376 Class A subordinate shares have been reserved for issuance under the Stock option plan.

52	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 9. Capital stock, stock options and warrants (cont'd)
b) Stock options (cont'd)
The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

Years ended September 30,			2004	2003	2002

	Continuing operations	Discontinued operations	Total	Total	Total

	$	$	$	$	$
Net earnings	210,810	8,790	219,600	177,366	135,799
Fair value of stock-based compensation	(25,559)	--	(25,559)	(8,168)	(4,130)

Pro forma net earnings	185,251	8,790	194,041	169,198	131,669
Pro forma basic and diluted earnings per share	0.44	0.02	0.46	0.43	0.35

	2004	2003	2002

Assumptions used in the Black-Scholes option pricing model: Dividend yield	0.0%	0.0%	0.0%
Expected volatility	47.4%	52.7%	48.7%
Risk-free interest rate	3.93%	4.21%	4.60%
Expected life (years)	5	5	5
Weighted-average grant date fair value ($)	3.68	3.16	4.27

c) Warrants
In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2004, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.
   In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the “Initial Warrants”), the Company issued to the majority shareholders and BCE Inc. (“BCE”), warrants (the “Pre-emptive Rights Warrants”) to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of the Company, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of the Company upon the exercise of such Warrants, to convert each of such Class B share into one Class A subordinate share upon their issuance.
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

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 53

d) Shares, stock options and warrants outstanding
The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2004	2003

	Number	Number

Class A subordinate shares	410,720,891	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	444,493,059	402,008,671
Number of stock options (Class A subordinate shares) --Accounted for	1,083,208	1,675,913
--Not accounted for	24,454,092	18,783,602
Number of warrants (Class A subordinate shares) --Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate and Class B shares) --Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	479,710,627	432,148,454

e) Stock options and warrants accounted for
The following table presents information concerning stock options and warrants accounted for the years ended September 30:

	2004				2003

	Stock options		Warrants		Stock options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of year	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(425,352)	(2,094)	--	--	(206,208)	(1,013)	--	--
Forfeited and expired (1)	(167,353)	(823)	--	--	(451,110)	(2,218)	--	--

Balance, end of year	1,083,208	5,329	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1)	During 2004 and 2003, the Company cancelled options for an amount of $823,000 and $2,218,000, respectively, which have been reclassified to contributed surplus.

f) Additional information on stock options
The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

	2004		2003		2002

	Number of options(1)	Weighted average exercise price per share value	Number of options(1)	Weighted average exercise price per share value	Number of options(1)	Weighted average exercise price per share value

		$		$		$
Outstanding, beginning of year	20,459,515	9.69	20,814,820	10.79	24,223,852	10.69
Granted	7,577,166	7.90	4,600,502	6.24	1,206,925	8.91
Exercised	(1,007,651)	5.61	(1,345,241)	4.82	(1,546,801)	4.27
Forfeited and expired	(1,491,730)	9.71	(3,610,566)	10.18	(3,069,156)	12.55

Outstanding, end of year	25,537,300	9.20	20,459,515	9.69	20,814,820	10.79

Exercisable, end of year	16,492,063	9.93	15,110,007	10.45	16,560,467	10.86

(1)	Includes stock options that are accounted for as indicated in the table above.

54	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 9. Capital stock, stock options and warrants (cont'd)
f) Additional information on stock options (cont'd)
The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company as at September 30, 2004:

Options outstanding				Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$			$		$
1.78 to 2.53	382,527	6	2.40	382,527	2.40
4.75 to 6.98	4,365,245	8	6.13	2,861,086	6.15
7.00 to 7.91	7,020,507	9	7.78	585,056	7.45
8.00 to 8.99	7,589,380	7	8.74	6,864,964	8.76
9.05 to 10.44	2,314,383	6	9.88	2,236,868	9.90
11.34 to 14.85	1,655,367	4	13.73	1,608,691	13.75
15.01 to 19.14	1,880,627	5	16.79	1,632,982	16.88
22.75 to 29.41	329,264	4	28.03	319,889	28.09

	25,537,300	7	9.20	16,492,063	9.93

g) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2004			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$	$		$
Net earnings	219,600	419,510,503	0.52	177,366	395,191,927	0.45	135,799	377,349,472	0.36
Dilutive options (1)	--	1,994,835	--	--	1,508,995	--	--	2,083,498	--
Dilutive warrants (1)	--	1,595,014	--	--	764,755	--	--	2,137,885	--

Net earnings after assumed conversions	219,600	423,100,352	0.52	177,366	397,465,677	0.45	135,799	381,570,855	0.36

(1)	The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,194,520 and 14,388,314 for the years ended September 30, 2004 and 2003, respectively. The number of excluded warrants was 2,113,041 for the years ended September 30, 2004 and 2003.

Note 10. Amortization expense

	2004	2003	2002

	$	$	$
Amortization of fixed assets	48,214	43,940	28,192
Amortization of contract costs related to transition costs	9,633	4,219	2,656
Amortization of definite-life intangibles and other long-term assets (Note 6)	102,570	72,974	46,046
Impairment of contract costs	4,034	--	--

	164,451	121,133	76,894
Amortization of contract costs related to incentives (presented as reduction of revenue)	29,734	27,789	23,559

	194,185	148,922	100,453

Note 11. Income taxes
The income tax provision is as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Current	57,516	67,020	60,582
Future	55,626	46,249	35,602

	113,142	113,269	96,184

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 55

The Company’s effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2004	2003	2002

	%	%	%
Combined statutory tax rates	33.6	34.5	36.6
Non-deductible items	0.8	0.8	0.7
Valuation allowance relating to tax benefits on losses	0.8	2.4	4.4
Other	(0.2)	1.7	(0.1)

Effective income tax rate	35.0	39.4	41.6

Future income taxes are as follows at September 30:

	2004	2003

	%	% Restated
Future income tax assets: Accrued integration charges and accounts payable and accrued liabilities	83,254	24,159
Tax benefits on losses carried forward	94,039	115,437
Accrued compensation	19,000	10,341
Allowance for doubtful accounts	6,695	5,613
Share issue costs	4,724	2,249
Other	8,508	3,754

	216,220	161,553

Future income tax liabilities: Fixed assets, contract costs and definite-life intangibles and other long-term assets	276,223	130,907
Work in progress	34,027	10,341
Goodwill	3,163	5,116
Refundable tax credits on salaries	25,001	34,315
Other	17,622	6,920

	356,036	187,599

Valuation allowance	32,686	102,997

Future income taxes, net	(172,502)	(129,043)

Future income taxes are classified as follows: Current future income tax assets	80,814	35,767
Long-term future income tax assets	102,720	22,764
Current future income tax liabilities	(68,603)	(47,003)
Long-term future income tax liabilities	(287,433)	(140,571)

Future income tax liabilities, net	(172,502)	(129,043)

Certain of the Company’s subsidiaries have losses carried forward aggregating approximately $275,450,000, of which approximately $218,822,000 (US$173,133,000) originates from the Company’s US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the consolidated financial statements to the extent that it is considered to be more likely than not that the related future income tax assets would be realized. During the year, the Company reversed its valuation allowance by an amount of $44,707,000 (US$35,375,000) in reduction of the AMS goodwill. Should any of the unrecorded tax benefits on losses carried forward amounting to $26,908,000 be realized, goodwill would be reduced accordingly.
   Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

56	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 12. Investments in subsidiaries and joint ventures
For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2004 transactions
a) Acquisitions
The Company made the following acquisitions:
–	American Management Systems, Incorporated (“AMS”)—On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services, and communications industries.

–	Other—On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, which provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

	AMS	Other	Total

	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Fixed assets	13,475	459	13,934
Definite-life intangibles and other long-term assets	280,540	3,452	283,992
Future income taxes	13,659	12	13,671
Goodwill (1)	549,519	6,940	556,459
Long-term debt	--	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	--	(72,760)

	583,994	9,857	593,851
Cash position at acquisition	616,237	224	616,461

Net assets acquired	1,200,231	10,081	1,210,312

Consideration Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares (2)	--	1,020	1,020

	1,200,231	10,081	1,210,312

(1)	The near totality of the goodwill is included in the IT services segment and $35,749,000 is deductible for tax purposes.
(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In connection with the acquisitions completed in 2004, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $43,290,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure in the amount of $96,981,000.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 57

2004 transactions (cont'd)
b) Dispositions
–	The Company sold the assets related to the information services to the banking and investment group, one of the divisions presented in the discontinued operations (Note 13), for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and goodwill reduction of $20,355,000.

–	The Company sold three other divisions which were classified as discontinued operations for total consideration of $40,350,000, which is comprised of cash consideration of $17,560,000, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

–	The Company sold its interest in a joint venture and non significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision (1)	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	12,804)	(72,910)	(85,714)

Balance, as at September 30, 2004	68,977	20,250	89,227

(1)	Has been recorded as a reduction of goodwill.

d) Modifications to purchase price allocation
The Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

2003 transactions
a) Acquisitions
The Company made the following acquisitions:
–	Underwriters Adjustment Bureau Ltd. (“UAB”)—Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.

–	COGNICASE Inc. (“Cognicase”)—The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

–	Other—The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of enterprise resource planning systems, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

58	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 12. Investments in subsidiaries and joint ventures (cont'd)
2003 transactions (cont'd)
a) Acquisitions (cont'd)
In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. The Company also planned to divest from certain activities which are not part of the Company’s core business (see Note 13).
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
   The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

	UAB	Cognicase	Other	Total

	$ Restated	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Definite-life intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(1,388)	(7,468)	(153)	(9,009)
Goodwill (1)	33,818	323,307	9,795	366,920
Pension cost	(4,500)	--	--	(4,500)
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)

	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482

Net assets acquired	54,069	329,412	14,525	398,006

Consideration Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares (2)	--	139,746	--	139,746
Issuance of 113,154 Class A subordinate shares (2)	--	--	800	800

	54,069	329,412	14,525	398,006

(1)	Includes $4,670,000 of goodwill deductible for tax purposes.
(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

b) Dispositions
The Company sold two subsidiaries previously owned by Cognicase for a non significant cash consideration.

c) Balance of integration charges
For Cognicase, the components of the integration charges included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities related to the business acquisition are as follows:

	Consolidation and closure of facilities	Severance	Total

	$	$	$
Balance, as at October 1, 2002	--	--	--
New integration charges	47,422	30,404	77,826
Paid during 2003	(6,393)	(20,824)	(27,217)

Balance, as at September 30, 2003	41,029	9,580	50,609

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 59

2003 Transactions (cont'd)
d) Modifications to purchase price allocations
The Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, a net increase of definite-life intangibles and other long-term assets of $1,478,000 and a cash consideration paid of $1,060,000.

2002 Transactions
a) Acquisitions
–	The Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

2002

$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,014
Definite-life intangibles and other long-term assets	2,423
Goodwill (1)	23,049

24,733
Cash position at acquisition	255

Net assets acquired	24,988

Consideration Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares (2)	2,261

24,988

(1)	Includes $9,292,000 of goodwill deductible for tax purposes.
(2)	The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

–	In May 2002, the Company acquired, for cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. (“Innovapost”). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a ten-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs in accordance with its substance and will be amortized over the term of the contract.

b) Dispositions
The Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000, with no resulting gain or loss.

60	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 13. Discontinued operations and assets held for sale
In 2004 and 2003, the Company formally adopted plans to divest from certain activities acquired from previous acquisitions which were not related to its core business and which included four divisions, two buildings and land. Consequently these items were classified as assets held for sale.
   One of the divisions’ activities consists mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies, as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division’s activities consist mainly of providing information services to banking and investment groups.
   During the year, the Company disposed of these divisions (Note 12) and the above-mentioned assets, the latter of which resulted in proceeds in the amount of $18,683,000 and a nominal loss.
   The following table presents summarized financial information related to discontinued operations:

	2004	2003	2002

	$	$	$
Revenue	37,291	84,345	34,424

Earnings before the undernoted:	19,349	8,743	1,647
Amortization expense	1,848	4,555	111

Earnings before income taxes	17,501	4,188	1,536
Income taxes	8,711	1,500	584

Net earnings from discontinued operations	8,790	2,688	952

Net cash provided by operating activities	1,997	5,197	1,063
Net cash used in investing activities	--	(2,133)	--
Net cash used in financing activities	--	(526)	--

Net cash and cash equivalents provided by discontinued operations	1,997	2,538	1,063

	2004	2003

	$	$
Current assets	--	11,268
Fixed assets	--	6,003
Definite-life intangibles and other long-term assets	--	12,479
Goodwill	--	11,264

Assets of businesses held for sale	--	41,014

Current liabilities	--	10,133
Future income taxes	--	5,978
Long-term debt	--	151
Other long-term liabilities	--	54

Liabilities of businesses held for sale	--	16,316

Discontinued operations are included in the IT services segment.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 61

Note 14. Joint ventures: supplementary information
The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

	2004	2003

	$	$
Balance sheets
Current assets	67,122	76,806
Non-current assets	46,158	58,275
Current liabilities	33,639	36,758
Non-current liabilities	47,774	22,551

	2004	2003	2002

	$	$	$
Statements of earnings
Revenue	138,570	189,693	79,456
Expenses	129,923	182,268	77,226

Net earnings	8,647	7,425	2,230

Statements of cash flows Cash provided by (used in): Operating activities	5,247	5,673	10,552
Investing activities	(17,008)	(49,169)	(2,573)
Financing activities	599	46,031	3,868

(a) Financing lease
On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2004, an amount of $11,296,000, representing the current portion, is included in prepaid expenses and other current assets and the remaining $13,121,000 is included in definite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02% and the net investment is $24,417,000 as of September 30, 2004.

Note 15. Supplementary cash flow information
a)	Net change in non-cash working capital items is as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Accounts receivable	38,660	(31,056)	(617)
Work in progress	(24,520)	(1,662)	(17,673)
Prepaid expenses and other current assets	(52)	(5,048)	(1,361)
Accounts payable and accrued liabilities	(97,274)	(82,079)	(53,787)
Accrued compensation	(39,143)	21,969	10,588
Deferred revenue	16,958	(21,367)	10,611
Income taxes	(105,052)	4,175	6,502

	(210,423)	(115,068)	(45,737)

62	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 15. Supplementary cash flow information (cont'd)
b)	Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Operating activities
Accrued integration charges and other long-term liabilities	(7,583)	1,502	15,728
Future income taxes	--	--	12,347

	(7,583)	1,502	28,075

Investing activities Business acquisitions (Note 12)	1,020	140,546	2,261
Proceeds from sales of assets and business (Notes 12 and 13)	13,500	--	--
Purchase of fixed assets	1,393	--	--
Contract costs	(7,583)	1,502	28,075
Increase in definite-life intangibles and other long-term assets (Note 12)	(13,500)	--	--

	(5,170)	142,048	30,336

Financing activities Increase in obligations under capital leases	1,393	--	--
Issuance of shares (Note 9)	1,020	140,546	2,261

	2,413	140,546	2,261

c)	Interest paid and income taxes paid are as follows for the years ended September 30:

	2004	2003	2002

	$	$	$
Interest paid	21,477	9,293	2,172
Income taxes paid	143,405	66,526	51,923

Note 16. Segmented information
The Company has two lines of business (“LOB”): IT services and BPS.
The focus of these lines of business is as follows:
–	The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreignbased clients as an integral part of their offshore and nearshore delivery model.

–	The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 63

The following presents information on the Company’s operations based on its management structure:

2004

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	2,733,371	510,241	--	3,243,612
Operating expenses before amortization expense	2,252,320	419,619	71,811	2,743,750
Amortization expense	140,447	16,514	7,490	164,451

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	340,604	74,108	(79,301)	335,411

Total assets	3,304,859	687,680	323,917	4,316,456

2003

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	2,182,568	502,248	--	2,684,816
Operating expenses before amortization expense	1,787,168	415,088	64,291	2,266,547
Amortization expense	101,580	15,802	3,751	121,133

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	293,820	71,358	(68,042)	297,136

Total assets (restated)	2,263,013	665,564	208,106	3,136,683

2002

	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	1,756,380	378,809	--	2,135,189
Operating expenses before amortization expense	1,472,805	300,577	54,304	1,827,686
Amortization expense	62,012	12,510	2,372	76,894

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	221,563	65,722	(56,676)	230,609

Total assets	1,753,854	379,479	173,637	2,306,970

	2004	2003

	$	$
Fixed assets
IT services	97,700	101,335
BPS	19,236	20,246
Corporate	25,825	23,360

	142,761	144,941

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

64	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 16. Segmented information (cont'd)
Geographic information
The following table sets out certain geographic market information based on client’s location.

	2004	2003	2002

	$	$	$
Revenue
Canada	2,293,350	2,098,830	1,530,885
United States	769,982	460,449	470,392
Europe	180,280	125,537	133,912

	3,243,612	2,684,816	2,135,189

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general-purpose financial statements. All the Company’s business units share the capital asset infrastructure. Providing geographic information for capital assets and goodwill is therefore impracticable.

Note 17. Related party transactions
In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a shareholder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 28.86% (2003—29.86%) ownership interest and through the significant business volume originating from BCE, together with its subsidiaries and affiliates.
   Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2004	2003	2002

	$	$	$
Revenue	516,968	500,068	502,645
Purchase of services	99,881	91,471	82,978
Accounts receivable	16,730	21,659	18,756
Work in progress	5,894	1,123	126
Contract costs	17,916	21,373	26,257
Accounts payable and accrued liabilities	8,343	5,161	7,850
Deferred revenue	1,249	1,330	853

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 65

Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2004	2003

	$	$
Revenue	94,607	62,653
Accounts receivable	3,622	5,086
Work in progress	1,988	361
Prepaid expenses	1,815	--
Contract costs	19,696	21,989
Accounts payable and accrued liabilities	1,113	227
Deferred revenue	946	2,125
Other long-term liabilities	--	4,463

Note 18. Employee future benefits
Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:
   UAB maintained a post-employment benefits plan. As at the acquisition date, the Company recorded an unrecognized post-employment benefits liability. Subsequent to the acquisition, the Company modified the post-employment plan benefits to cover the former UAB retired employees and the employees that will be retiring in the two-year period subsequent to the acquisition. The post-employment benefits liability totaled $7,206,000 and $7,579,000, as at September 30, 2004 and 2003, respectively. The current year related expense was nil and approximately $638,000 for the period ended September 30, 2003.
   With the acquisition of AMS, the Company assumed defined contribution pension plans. Total pension plan expense for the period ended September 30, 2004 was approximately $3,300,000.
   The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employee’s contributions to a maximum of $1,000 per year. For the periods ended September 30, 2004 and 2003, the amounts of the Company’s contributions were $2,784,000 and $1,992,000, respectively.

Note 19. Commitments and contingencies
a) Commitments
At September 30, 2004, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,239,620,000. Minimum lease payments due in the next five years are as follows:

$
2005	199,728
2006	160,423
2007	126,916
2008	92,808
2009	81,688

66	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 19. Commitments and contingencies (cont'd)
a) Commitments (cont'd)
The Company concluded six long-term service agreements representing a total commitment of $56,876,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2005	16,647
2006	24,220
2007	8,379
2008	6,091
2009	1,539

b) Contingencies
The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of the Company’s management that ultimate liability, if any, with respect to these disputes will not be material to the Company’s consolidated financial statements and appropriate provisions have been recorded.

Note 20. Guarantees
In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification and guarantees undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with indemnification and guarantees will have a materially adverse effect on its consolidated financial statements.
   Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments which the Company could be required to make under these guarantees is $5,825,000 as of September 30, 2004 ($6,028,000 as of September 30, 2003).

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 67

Note 21. Financial instruments
The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

Fair value
At September 30, 2004 and 2003, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values. The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2004 and 2003.

Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that this risk is significant.

Credit risk
Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base. Furthermore, as described in Note 17, the Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk
The Company operates internationally and is exposed to risks from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated a debt of US$192,000,000 and US$175,000,000 of the revolving term facility as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries for which foreign currency translation gains or losses have been recorded under foreign currency translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting. There were no outstanding forward contracts as at September 30, 2004 (US$15,000,000 as at September 30, 2003). Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2004 were not significant.

68	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 22. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2004	2003	2002

	$	$	$
Reconciliation of net earnings
Net earnings--Canadian GAAP	219,600	177,366	135,799
Adjustments for: Capitalized software costs (i)	(763)	(2,053)	(2,771)
Warrants (ii)	1,405	1,405	910
Unearned compensation (iii)	(794)	(1,450)	(1,450)
Leases (iv)	(1,236)	(1,975)	--

Net earnings--US GAAP	218,212	173,293	132,488

Basic and diluted EPS--US GAAP	0.52	0.44	0.35

Reconciliation of shareholders' equity Shareholders' equity--Canadian GAAP	2,462,669	1,980,210	1,779,615
Adjustments for: Capitalized software costs (i)	(5,587)	(4,824)	(2,771)
Warrants (ii)	(7,885)	(9,290)	(10,695)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Leases (iv)	(3,211)	(1,975)	--
Integration costs (v)	(6,606)	(6,606)	(6,606)
Goodwill (vi)	28,078	28,078	28,078
Adjustment for change in accounting policy (vii)	9,715	9,715	9,715

Shareholders' equity--US GAAP	2,473,479	1,991,614	1,793,642

(i) Capitalized software costs
Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2004, 2003 and 2002 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation
Under Canadian GAAP prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders’ equity for US GAAP purposes. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting service period.

Notes to the consolidated financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadian dollars, except share data)	CGI Group Inc. Annual Report 2004 69

(iv) Leases
Under Canadian GAAP, lease rentals are charged to expenses over the lease term as they become payable. Under US GAAP, operating lease agreements that specify scheduled rent increases over the lease term shall be recognized on a straight-line basis over the lease term. The adjustment reflects the additional charges to consolidated net earnings in US GAAP, net of income taxes.

(v) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vi) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

(vii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes. The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

(viii) Comprehensive income
Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries.
   The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

	2004	2003	2002

	$	$	$
Net earnings--US GAAP	218,212	173,293	132,488
Other comprehensive income: Foreign currency translation adjustment	(69,157)	(123,768)	10,505

Comprehensive income	149,055	49,525	142,993

70	Notes to the consolidated Financial statements Years ended September 30, 2004, 2003 and 2002 (tabular amounts only are in thousands of Canadians dollars, except share data)	CGI Group Inc. Annual Report 2004

Note 22. Reconciliation of results reported with Canadian GAAP to US GAAP (cont'd)
(ix) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2004 and 2003, and for each of the years in the three-year period ended September 30, 2004. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 14). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (“SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(x) Consolidated statements of cash flows
The Company’s consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2004 were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.

(xi) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(xii) Recent and future accounting changes
In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company will adopt the fair value-based method effective October 1, 2004.
   In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a significant impact on the Company’s financial statements.

Management’s
discussion
and analysis

Fisal year ended September 30, 2004

Basis of presentation
This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, the critical accounting policies of our company that will help you understand our consolidated financial statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements of our fiscal years 2004, 2003 and 2002 and the notes beginning on page 42 of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). The fiscal 2004, 2003 and 2002 results are reconciled to US GAAP in Note 22 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
   Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2004, or September 30 of the year referenced, and all comparisons are to prior years.

Corporate overview and business
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services to clients worldwide, utilizing a highly customized, cost efficient delivery model. As per the Company’s delivery model, work may be carried out onsite at client premises, or through one of CGI’s 20 centers of excellence located in Canada, the US, Europe and India. CGI also has a number of leading business solutions that support longterm client relationships. Our services are generally broken down as follows:
   Consulting—We act as a trusted advisor to our clients, offering a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
   Systems integration—We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
   Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility for their

20	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. CGI hires clients’ IT and specialized professionals enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract can include development and integration of new projects and applications; application maintenance and support; facilities management (data centers, call centers, network and desktop services); business processing for the financial services sector, as well as payroll services, document management and finance and administration services. Outsourcing contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability.
   CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to that industry, including financial services, government and healthcare, telecommunications and utilities, retail and distribution, as well as manufacturing.
   CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: information technology (“IT”) services and business process services (“BPS”). The focus of these LOBs is as follows:
–	The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. Our professionals and facilities in India and Canada also serve US and foreignbased clients as an integral part of our offshore and nearshore delivery model.
–	The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.
As at September 30, 2004, we employed approximately 25,000 members. In fiscal 2004, we integrated 5,000 new members as a result of acquisitions and outsourcing contract wins. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Business environment
Market demand for IT and business process outsourcing (“BPO”) is large and expected to grow significantly over the long-term. During fiscal 2004, the IT services industry experienced a stable global demand for shorter-term, projectoriented services as some companies and organizations held back discretionary spending in response to the economic environment. Based on various industry and company-specific indicators, we continue to expect a growing demand as market conditions continue to improve for systems integration and consulting services, and in the second half of fiscal 2004, we have experienced a pick up in our sales for such contracts.
   Demand for longer-term outsourcing contracts is healthy as companies realize the cost benefits that are achievable through outsourcing. We are the largest provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US outsourcing market. We now have a significant footprint in each of our selected geographies, namely Canada, the US and Europe. The strategy that we are pursuing is to replicate what we successfully achieved in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

Vision and strategy
CGI’s vision is to be a world-class IT and BPO leader helping its clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. We foster a culture of partnership, intrapreneurship and integrity. We strive to be recognized by our clients, our members and our shareholders as one of the top five pure players in IT and BPO services. We are achieving our vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve clients, both locally and internationally. In all we do, we seek the best equilibrium between the needs of our three key stakeholder groups, namely our clients, members and shareholders.
   CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, new project work from existing outsourcing clients, as well as outsourcing contracts valued at under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.
   The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, and proposal activity is healthy across all regions.
   The third and fourth drivers of our growth strategy focus on acquisitions— of smaller firms or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings. We are focused on acquisitions in our targeted verticals and metro markets in the US, as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 21

the US that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing contracts. In North America, we will continue to be an IT domain consolidator of both small and large IT services companies.

Significant developments in 2004
Acquisitions
In fiscal 2004, we made the following strategic small and large acquisitions to strengthen our geographic presence, vertical market knowledge or to increase the richness of our service offerings or increase our critical mass.
   Apex Consulting Group Inc. (“Apex”)— In October 2003, we announced the acquisition of Boston-based Apex with revenues of US$4.0 million. Apex is a business services, systems integration and consulting company with a focus on business process improvement and new technologies. Specializations include order entry/processing optimization, customer relationship management, Microsoft.Net and J2EE architecture and development, and IS management support.
   GDS & Associates Systems Ltd. (“GDS”)—In January 2004, we acquired certain assets of GDS representing approximately $6 million in annual revenue. Through this acquisition, we obtained a presence in Victoria (British Columbia) and an opportunity to extend relationships with government and other accounts.
   American Management Systems, Inc. (“AMS”) —In March 2004, we announced a major acquisition, namely AMS, a premier information technology consulting and systems integration firm to the government, healthcare, financial services and communications industries. On May 3, CGI acquired AMS’ business with associated revenue of $927 million for a net cash consideration of $584 million.

Other
On October 21, 2003, we announced that Nexxlink Technologies Inc. (“Nexxlink”) was purchasing various CGI assets, generating approximately $40 million in annual revenue. The transaction amounted to $21 million, broken down as follows: $6.0 million in cash, a $4.5 million balance of sale with CGI, and a $10.5 million note convertible into 2.5 million shares of Nexxlink at a price of $4.20 per share. The note was automatically converted following approval by Nexxlink’s shareholders at the annual general and special meeting of shareholders held on December 11, 2003. This transaction provided CGI with a 32% equity interest in Nexxlink. As such, this investment is presented as an entity subject to significant influence in the consolidated financial statements.
   On January 30, 2004, we announced that CGI had completed a US$192 million private debt placement financing with US institutional investors. The private placement was comprised of three tranches of guaranteed senior unsecured notes, with a weighted average maturity of 6.4 years and a weighted average fixed coupon of 4.97%. The proceeds were used to reimburse the drawn-down portion of the Company’s existing credit facilities, as well as for general corporate purposes.
   On April 12, 2004, we announced that The Thomson Corporation had signed an asset purchase agreement under which it acquired the Information Services division of the Banking and Investment group of CGI, including the Starquote software solution, for a consideration of $47 million.
   On April 14, 2004, we announced the conclusion of the acquisition by Nexxlink of CGI’s assets related to the technical support company Meta-4 Technical Support Services (“Meta-4”). The transaction amounted to $8.75 million, broken down as follows: $1.5 million cash; $1.5 million as a balance of sale; $2.75 million through the issue of an interest-bearing note; and $3.0 million through the issue of shares raising CGI’s interest in Nexxlink’s capital stock from 32% to 35%.
   On July 7, 2004, we announced that privately-held firm Ezee ATM LP had acquired Meta-4 Business Networking Solutions (MBNS) from CGI Group Inc. for $5.6 million.

Performance overview
Fiscal 2004 marked the 28th consecutive year of revenue growth for CGI. Revenue grew 20.8% to $3,243.6 million, up from $2,684.8 million in fiscal 2003 and $2,135.2 million in fiscal 2002. Net earnings grew 23.8% to $219.6 million ($0.52 basic and diluted earnings per share), compared with net earnings of $177.4 million ($0.45 basic and diluted earnings per share) in fiscal 2003 and compared with net earnings of $135.8 million ($0.36 basic and diluted earnings per share) in fiscal 2002. The net margin (i.e. net earnings over revenue) improved to 6.8%, compared with 6.6% in 2003 and 6.4% in 2002.
   The balance sheet as at September 30, 2004, included $200.6 million in cash and cash equivalents, $2,462.7 million of shareholders’ equity and $489.8 million in long-term debt.

Critical accounting policies and estimates
The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.
   Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2004.

Restatements
i) Funds held for clients and clients’ funds obligations
In connection with our payroll and tax filing services, we collect funds for payment of payroll and taxes, temporarily hold such funds until payment is due, remit the funds to the clients’ employees and appropriate tax authorities, file federal and local tax returns, and handle related regulatory correspondence and amendments. Effective April 1, 2004, we presented separately the payroll funds held for clients and related obligations. We consider that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year’s amounts were restated to conform to the current year’s presentation.

22	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

ii) Accrued integration charges
Subsequent to the acquisition date of Underwriters Adjustment Bureau Ltd. (“UAB”), we began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. The Company revised the calculation of the defined benefit pension plan as the initial actuarial valuation made as of the acquisition date understated the pension plan liability, future income tax assets and goodwill by $4,500,000, $1,530,000 and $2,970,000, respectively. Accordingly, the balance sheet as at September 30, 2003, has been restated.

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

Basis of consolidation
The consolidated financial statements include the accounts of CGI and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated. We account for jointly-controlled investments using the proportionate consolidation method. Forinvestments whereby CGI has the ability to exercise significant influence, we account for these under the equity method. In situations whereby the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Revenue recognition
CGI generates revenue principally through the provision of IT and BPO services.
   The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as payroll services, document management services, and finance and administration services.
   Services revenue related to outsourcing arrangements and BPS under fixed fee contracts is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery. Revenue from time and materials and unit-priced arrangements is recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, then we evaluate whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed. For outsourcing arrangements which include multiple elements, the total arrangement value is allocated to each element based on their relative fair values. Revenue is then recognized for each element based on the nature of the services as described above.
   Services revenue related to systems integration and consulting arrangements, under time and material contracts, are recognized as services are rendered, whereas systems integration and consulting arrangements under fixed fee contracts are recognized using the percentage-of-completion method over the implementation period. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. In addition, we provide systems integration and consulting services based on benefits-funded arrangements whereby we recognize revenue only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based. For cost-based contracts, revenue is recorded as reimbursable costs are incurred.
   Revenue from the sale of software license agreements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor specific objective evidence is typically based on the price charged when an element is sold separately. In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, we recognize software license revenue using the percentage-of-completion method over the implementation period.
   Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the term of the contract.
   Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.
   Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 23

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets
Fixed assets are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

Contract costs
Contract costs are incurred in the course of two to ten year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
a) Incentives granted to clients upon signing of long-term outsourcing contracts
Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.
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
b) Transition costs incurred during the transition period of long-term outsourcing contracts
These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts and are recorded and amortized as described above.

Definite-life intangibles and other long-term assets
Definite-life intangibles are recorded at cost and are amortized over their estimated useful lives, using principally the straight-line method. The annual amortization periods by intangible asset category are as follows:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the estimated net identifiable tangible and intangible assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually as at September 30 or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment tests performed as at September 30, 2004 and 2003, the Company concluded that no goodwill impairment charge was required.

Accrued integration charges
Accrued integration charges are comprised primarily of liabilities for costs incurred on business combinations, such as provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

Earnings per share
Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

Stock-based compensation and other stock-based payments
The Company has a stock option plan, which is described in Note 9b). We record no compensation cost on the grant of stock options to directors, officers and employees. Direct awards of stock to employees and stock options granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. Pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used has been presented in Note 9b).
As of October 1, 2004, the Company will adopt the fair-value based method for all stock-based compensation awards and recognize an expense in the financial statements in accordance with the amendments to the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (see Future accounting changes).

Research and development costs
Research costs are charged to earnings in the year they are incurred, net of related investment tax credits.
Development costs are charged to earnings in the year they are incurred, net of related investment tax credits, unless they meet specific criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of Definite-life intangibles—Business solutions.

24	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

During the year, the Company incurred direct research and development costs of $55,577,000 ($42,835,000 in 2003), net of related investment tax credits.

Income taxes
Income taxes are accounted for using the liability method of tax allocation. Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

Translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.
   Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment decreased by $69,157,000 and $123,768,000 in 2004 and 2003, respectively. These variations resulted principally from translating US dollar denominated goodwill.
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

Financial instruments
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. We do not hold or use any derivative instruments for speculative trading purposes.
   We enter into financial instruments contracts to hedge our net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.
   The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized.
   Periodic assessments of each hedge’s effectiveness are performed during the year.

Recent accounting changes
As of October 1, 2003, CGI adopted the following new Handbook Sections issued by the CICA:
a) Handbook Section 3063, Impairment of Long-Lived Assets, provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this section did not have a significant impact on the financial statements.

b) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations, and Section 3061, Property, Plant and Equipment. The section provides criteria for classifying assets as held for sale, requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying a disposal as a discontinued operation and specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets. The disclosure has been modified to conform with the adoption of this section.

c) Accounting Guideline 13, Hedging Relationships, deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The disclosures required by this Accounting Guideline are included in Note 21.

Future accounting changes
The CICA has issued the following new Handbook Sections:
a) Amended Section 3870, Stock-Based Compensation and Other Stock-Based Payments, is effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. Effective October 1, 2004,

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 25

we will adopt the amendments on a retroactive basis, as permitted by the standard. The impact of the adoption on net earnings will result in an approximate charge for 2005 of $24,000,000 and charges for 2004, 2003 and 2002 amounting to $25,559,000, $8,168,000 and $4,130,000, respectively.

b) Handbook Section 3110, Asset Retirement Obligations, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

c) Accounting Guideline 15, Consolidation of Variable Interest Entities, provides clarification on the consolidation of those entities defined as “variable interest entities”, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect for interim periods beginning on or after November 1, 2004. We do not believe that the adoption of this guideline will have a significant impact on our financial statements.

Bookings and backlog

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Percent change 2004/2003	Percent change 2003/2002

(in '000 of Canadian dollars)	$	$	$	%	%
Bookings	3,040,900	4,018,500	3,525,500	-24.3	14.0
Backlog	12,965,000	12,300,000	10,400,000	5.4	18.3

As at September 30, 2004, our backlog of signed contracts for work that had yet to be delivered was $13.0 billion, with an average duration of 7.2 years. Our backlog, which provides good revenue visibility, represents new contract wins, extensions and renewals signed in fiscal 2004 of $3.0 billion, minus backlog consumption during the year. The backlog figure as at September 30, 2004 includes the signed contracts that were acquired from AMS on May 3, 2004. Contract bookings included new 10-year contracts with Cox Insurance Holdings Plc (“Cox”) (£138 million), Cott Corporation ($210.0 million) and Robert Plan Corporation (“Robert Plan”) (US$167.0 million) and the termination of Fireman’s Fund Insurance Company’s remaining contract. The bookings for 2003 reflected the $1.5 billion contract extension with the BCE family while the 2002 bookings included the 10-year $1.75 billion contract with Canada Post.

Comparison of operating results for fiscal years 2004, 2003 and 2002
Revenue

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

Revenue (in `000 of Canadian dollars)	3,243,612	2,684,816	2,135,189
Growth over previous year	20.8%	25.7%	36.8%

Revenue increased $558.8 million or 20.8% in 2004. External revenue growth was 21.0% and primarily attributable to our acquisition of AMS in May 2004 and COGNICASE Inc. (“Cognicase”) in January 2003. Year-over-year organic growth of 2.0% was driven by new bookings from a combination of new client wins, notably with Bombardier Aerospace, Robert Plan, Alcan Inc.‘s Rolled Products North America division (“Alcan”) and Cox, as well as contract renewals, extensions and add-on projects from existing clients. The currency exchange rate fluctuations, mainly between the Canadian and US dollars, reduced the year-over-year growth by 2.2%. The growth between 2002 and 2003 of 25.7% resulted from external growth of 20.2%, organic growth of 6.5% and negative foreign currencies fluctuations of 1.0%. The external growth was mainly attributable to the acquisitions of Cognicase, UAB and INSpire Insurance Solutions Inc., while the internal growth

26	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

resulted from new client wins, notably Canada Post, Purolator and Air Liquide.

We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and the impact from the fluctuations of foreign currencies against the Canadian dollar.

Revenue mix
The revenue mix by contract type, geographic market and targeted vertical is as shown below:

Revenue mix	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

	%	%	%
By contract type
Outsourcing	62	73	72
Systems integration and consulting ("SI&C")	38	27	28
According to client geography
Canada	71	78	72
US	24	17	22
All other regions	5	5	6
By vertical
Financial services	38	41	40
Telecommunications and utilities	23	22	27
Government and healthcare	22	17	16
Retail and distribution	11	12	8
Manufacturing	6	8	9
Top five clients	30.6	33.8	35.1
BCE family	15.9	18.6	23.5

Revenue derived from our long-term outsourcing contracts represented 62% of the total revenue in fiscal 2004, including approximately 47% from IT services and 15% from BPO services. Project-oriented systems integration and consulting (“SI&C”) work represented 38% of our revenue, up from 27% compared with last year due to the acquisition of AMS whose operations were concentrated in the SI&C business. However, our long-term targeted mix of revenue between outsourcing contracts and SI&C contracts remains 75% and 25%, respectively.
   The revenue mix based on our clients’ geography changed from last year, mainly as a result of the acquisition of AMS, whose business concentrated on serving mostly clients located in the United States and Europe.
   In fiscal 2004, we maintained the diversification of our revenue mix among the industry verticals that we target with our expertise. However, since AMS’ revenue was primarily concentrated in the government and healthcare, and in the telecommunications and utilities sectors, the proportion of revenue from clients in the financial services vertical decreased to 38% of CGI’s total revenue, compared with 41% in 2003. Meanwhile, telecommunications and utilities represented 23% compared with 22% in 2003; the government and healthcare sector represented 22%, up five percentage points; retail and distribution, was 11%, down one percentage point; and manufacturing was 6%, compared with 8% during the last fiscal year. The main change in our vertical mix between 2002 and 2003 resulted from our growth with Innovapost in the retail and distribution vertical. The decrease in the telecommunications and utilities vertical resulted from the acquisition of companies having less presence in this sector.
   Our top five clients represented 30.6% of total revenue in 2004, compared with 33.8% last year. Combined revenue from contracts with the BCE family of companies decreased to 15.9% of our total revenue, compared with 18.6% in 2003. However, on an absolute dollar basis, revenue from our top five clients and from the BCE family increased 9.4% and 3.4% respectively, compared with last year.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 27

Operating expenses, EBIT and interest

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	As a percentage of total revenue 2004	As a percentage of total revenue 2003	As a percentage of total revenue 2002

(in '000 Canadian dollars except percentages)	$	$	$	%	%	%
Costs of services, selling, and
administrative expenses	2,717,040	2,244,511	1,810,077	83.8	83.6	84.7
Research expenses	26,710	22,036	017,609	0.8	0.8	0.8
Amortization expenses Fixed assets	48,214	43,940	28,192	1.5	1.6	1.3
Contract costs related to transition costs	9,633	4,219	2,656	0.3	0.2	0.1
Definite-life intangibles and other long-term assets	102,570	72,974	46,046	3.2	2.7	2.2
Impairment of contract costs	4,034	--	--	0.1	--	--

Amortization expenses	164,451	121,133	76,894	5.1	4.5	3.6
EBIT (1)	335,411	297,136	230,609	10.3	11.1	10.8
Interest on long-term debt	20,675	12,578	2,411	0.6	0.5	0.1

(1)     Earnings before interest, income taxes, entity subject to significant influence and discontinued operations.

Our cost of services, selling and administrative expenses was $2,717.0 million, up $472.5 million in 2004, reflecting the growth in the business coming from the acquisition of AMS as well as the start-up of new contracts. In 2003, these costs were up from the previous year by $434.4 million, again reflecting the impact of acquisitions in that year as well as the start-up of new contracts won in that timeframe. The costs of services, selling and administrative expenses were 83.8% of revenue in 2004, reflecting an increase of 0.2% from the previous year resulting from the incremental costs related to the integration of the AMS operations into CGI. The reduction of 0.9% achieved in the previous year reflected the timing and the longer time span we had between the acquisition date and the yearend for Cognicase and UAB, versus that for AMS, to realize the synergies of the combination. Research expenses were $26.7 million in 2004, up $4.7 million or 21.2% from 2003. Research expenses as a percentage of revenue were 0.8%, which is comparable with previous years.
   In fiscal 2004, research and development expenses including capitalized expenses were $76.8 million, of which direct costs represented $55.6 million. In fiscal 2003, research and development expenses including capitalized expenses were $59.2 million, of which direct costs totalled $42.8 million.
   Total amortization expenses were $164.5 million, up $43.3 million compared with 2003. This is broken down as follows: an increase of $29.6 million related to the amortization of definite-life intangibles and other long-term assets; an increase of $4.3 million related to the amortization of fixed assets; $5.4 million related to the amortization of contract costs related to transition costs; and $4.0 million related to the accelerated amortization of a non-profitable contract.
   As detailed in Note 10 to the consolidated financial statements, in 2004, amortization of fixed assets increased $4.3 million to $48.2 million, reflecting our purchases of fixed assets related to the start-up of new outsourcing contracts and business acquisitions, as well as the investments we made for leasehold improvements to our E-Commerce Place facilities in Montreal.
   The amortization of contract costs related to transition costs was $9.6 million for the year and is associated with costs incurred in the initial phases of new projects.
   The amortization of definite-life intangibles and other long-term assets increased to $102.6 million, up $29.6 million from last year and up $26.9 million for 2003. The primary cause of these increases was the addition of intangible assets from acquisitions, namely client relationships and business solutions.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”).
EBIT was $335.4 million, representing an increase of $38.3 million or 12.9% compared with 2003. EBIT margin (i.e. EBIT over revenue) was 10.3% for the year, compared with 11.1% in 2003 and 10.8% in 2002. The increase in EBIT versus 2003 is mostly attributable to the growth in our business from acquisitions and new contracts. The year-over-year change in the EBIT margin is reflective of the higher cost structure related to the AMS operations and the costs related to the start-up of new outsourcing contracts.

Interest
Interest on long-term debt increased to $20.7 million from $12.6 million as a result of the additional debt issued to partially finance the AMS acquisition, as described in the section “Significant developments in 2004". In 2003, we issued debt to partially finance the acquisitions of UAB and Cognicase. Other interest for the year was $8.7 million, up from $3.1 million for

28	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

the previous year, as a result of the fact that the Company held a higher average cash balance.

Income taxes
Our effective income tax rate in 2004 was down to 35.0%, compared with 39.4% in 2003 and 41.6% in 2002. The decrease in our tax rate compared with last year reflects the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

Net earnings and earnings per share
CGI’s net earnings and basic and diluted earnings per share for fiscal 2004, 2003 and 2002 were as follows. In fiscal 2004, earnings before entity subject to significant influence and discontinued operations were $210.3 million, up 20.6% over 2003. Net earnings from discontinued operations of $8.8 million for 2004 were comprised of the net earnings of the assets sold to Nexxlink on October 21, 2003, as well as the net earnings resulting from the sale of our Starquote market data services business announced April 12, 2004. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations.
   Net earnings in 2004 increased $42.2 million or 23.8% to $219.6 million compared with $177.4 million in 2003. Net earnings for 2003 were up 30.6% over comparable net earnings of 2002. The net earnings margin improved to 6.8% from 6.6% in 2003 and 6.4% in 2002. Basic and diluted earnings per share of $0.52 in fiscal 2004 were up from $0.45 in 2003 and up from basic and diluted earnings per share of $0.36 in 2002. CGI’s basic weighted average number of shares outstanding at the end of the year was 419,510,503, up by 24,318,576 shares when compared with last year, following the issuance of 41.3 million shares on May 3, 2004, to partially finance the acquisition of AMS and the exercise of stock options. The increase in the number of shares outstanding between 2003 and 2002 was the result of the shares issued for the acquisition of Cognicase in January 2003.

Earnings and earnings per share	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002	Change 2004/2003	Change 2003/2002

(in '000 Canadian dollars except share data)
Earnings before entity subject to significant
influence and discontinued operations	210,322	174,383	134,847	20.6%	29.3%
Earnings before entity subject to significant influence and discontinued operations margin	6.5%	6.5%	6.3%
Net earnings	219,600	177,366	135,799	23.8%	30.6%
Net earnings margin	6.8%	6.6%	6.4%
Weighted average number of Class A
subordinate shares and Class B shares	419,510,503	395,191,927	377,349,472	6.2%	4.7%
Basic and diluted earnings per share from continuing operations	0.50	0.44	0.36	0.06	0.08
Basic and diluted earnings per share	0.52	0.45	0.36	0.07	0.09

Pro forma net earnings
Under the stock option plan, had compensation cost been determined using the fair value method at the date of grant for awards granted since October 1, 2001, our pro forma net earnings from continuing operations, basic and diluted earnings per share from continuing operations would have been $185.3 million, $0.44 and $0.44, respectively, for the year ended September 30, 2004. Our pro forma net earnings, basic and diluted earnings per share would have been $194.0 million, $0.46 and $0.46, respectively.

Reconciliation of results reported in accordance with Canadian GAAP to US GAAP
Under US GAAP, net earnings for fiscal 2004 would have been $218.2 million, and the basic and diluted earnings per share would have been $0.52 and $0.52, respectively. US GAAP and Canadian GAAP are becoming increasingly aligned.

Performance by lines of business
As discussed in an earlier section, we have two LOBs: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this structure (see Note 16 to the consolidated financial statements for the years ended September 30, 2004, 2003 and 2002). We modified our operational structure in the fourth quarter of fiscal 2003 to primarily reflect the global delivery approach that we take in providing IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mixes and matches the best of CGI for our clients.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 29

IT services
CGI’s position as a leading end-to-end IT services provider in its markets, coupled with numerous strong client relationships and high client satisfaction ratings, fueled solid growth in 2004. Revenue was driven by a combination of IT and BPO and SI&C contract wins, renewals and add-on projects as well as acquisitions.
   In 2004, revenue derived from delivering IT services increased 25.2% from the previous year’s revenue. External growth accounted for 23.8% of the year-over-year increase and organic growth in constant dollars was 3.5%. In 2004, revenue growth versus 2003 was offset marginally by the currency exchange rate fluctuation, mainly between the Canadian and US dollar, which reduced the year-over-year growth by $43.9 million or 2.0%.
   External growth for 2004 and 2003 was driven primarily by the acquisitions of AMS in April 2004 and Cognicase in January 2003, respectively, while organic growth resulted from new large outsourcing contracts in all of our major geographic markets as well as an overall increase of business solutions sales.
   EBIT was $340.6 million, up $46.8 million from $293.8 million in 2003 and up $119.0 million from 2002. The primary drivers for the EBIT growth were the business acquisitions and the new contracts started in the respective periods. The EBIT margin was 12.5%, down 1.0% from 13.5% in 2003. The change in the EBIT margin was reflective of the higher cost structure of the AMS operations.
   The 13.5% EBIT margin for 2003 had increased 0.9% from the previous year as a result of the full adoption of the CGI global business model within the US operations and adherence to CGI’s standard management ratios. As well, our IT outsourcing business has grown in the US, leveraging our near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India. The revenue growth in the UK allowed this operation to leverage its infrastructure, therefore delivering improved margin performance.

Performance by line of business	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

(in '000 Canadian dollars)	$	$	$
Revenue
IT services	2,733,371	2,182,568	1,756,380
BPS	510,241	502,248	378,809

Total revenue	3,243,612	2,684,816	2,135,189

EBIT IT services	340,604	293,820	221,563
BPS	74,108	71,358	65,722
Corporate	(79,301)	(68,042)	(56,676)

Total EBIT	335,411	297,136	230,609

BPS
In 2004, our BPS revenue was $510.2 million, up $8.0 million or 1.6% from 2003 and up $131.4 million or 34.7% from 2002. The business process outsourcing activities represented 15.7% of our total revenue in 2004, reflecting a year-over-year external growth of 9.1%, offset by the impact of foreign currency fluctuations, totaling $16.2 million or 3.2% of revenue, and by negative internal growth of 4.3%. The external growth reflected mainly the incremental months in the current fiscal year of BPS revenue acquired from UAB and Cognicase in January 2003. The negative internal growth was due to the expiry of some contracts and termination of contracts inherited from acquisitions which were not meeting CGI’s profitability targets.
   EBIT for the BPS LOB increased $2.8 million or 3.9% to $74.1 million from the previous year and $8.4 million or 12.8% from 2002. The increase of our EBIT versus 2003 and 2002 resulted mainly from the growth of our BPO activities, mainly following the Cognicase and UAB acquisitions in 2003.
   The EBIT margin was 14.5% in 2004, up 0.3 percentage point from 14.2% in 2003 but down 3.1 percentage points from 17.3% in 2002. The improvement of our margin in 2004 versus last year reflected the termination of certain contracts which were underperforming, synergies realized following the acquisitions of UAB, and the BPO operations of Cognicase in 2003 and actions taken to reduce and control expenses. The decline of our profitability in 2003 versus 2002 resulted from a decline in the healthcare and banking and investment sectors.

Corporate expenses
Corporate expenses were $79.3 million for fiscal 2004, up $11.3 million, reflecting the growth of our operations. Corporate spending as a percentage of revenue was 2.4%, down 0.1% from the previous year and down 0.2% from 2002, reflecting the synergies realized from the growth of our business.

Liquidity and capital resources
We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.
   As at September 30, 2004, we held $200.6 million in cash and cash equivalents, an increase of $117.1 million from September 30, 2003. The net change in cash and cash equivalents from continuing operations was $115.1 million, $138.4 million higher than last year. Historically, the majority of our cash and cash equivalents have been provided by continuing operating activities. In 2004, cash provided by continuing operating activities was higher by $1.9 million when compared with the previous fiscal year after taking into account the payment of $78.6 million

30	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

for the income taxes that were due to the sale of AMS’s defense business and the payment of $85.7 million in integration costs for our acquisitions. Cash used in continuing investing activities was $240.8 million higher than 2003, while the cash provided by continuing financing activities was $378.0 million more than in 2003. These variances resulted from the acquisition of AMS and the related issuance of shares that partially funded the purchase.

	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002

(in '000 Canadian dollars)	$	$ Restated	$
Net cash provided by (used in):
Continuing operating activities	229,819	227,939	176,384
Continuing investing activities	(698,541)	(457,745)	(215,603)
Continuing financing activities	583,653	205,639	92,894
Effect of rate changes on cash and cash equivalents of continuing operations	186	917	3,475

Net change in cash and cash equivalents of continuing operations	115,117	(23,250)	57,150
Net cash and cash equivalents provided by discontinued operations	1,997	2,538	1,063

Cash and cash equivalents, beginning of year	83,509	104,221	46,008

Cash and cash equivalents, end of year	200,623	83,509	104,221

In fiscal 2004, the increase in cash flow from continuing operating activities was driven by higher net earnings from continuing operations and the increase in amortization from AMS operations, representing an increase of $81.4 million over fiscal 2003. However, this was offset by the net change in non-cash working capital items of $210.4 million, which was $95.4 million lower than last year and is due to the impact of the income tax payments related to the AMS sale of the defense business and the payment of integration costs described in more detail below.
   Days sales outstanding (“DSOs”) were 53 days at September 30, 2004, down eight days from the 61 days at June 30, 2004, following the acquisition of AMS, and slightly higher than the 51 days at September 30, 2003. This demonstrates our ability to manage the increase in business from large acquisitions without significantly affecting DSOs. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. The net cash provided by accounts receivable also included $87.3 million of refundable tax credits on salaries received during the year, as compared to the $43.0 million received in fiscal 2003.
   Another significant item affecting the fiscal 2004 change in non-cash working capital was income tax payable. Following the acquisition of AMS, we paid $78.6 million in income taxes as a result of the sale of the AMS defense business. This liability was set-up at the acquisition date and did not have an impact on cash flow at that time, however it did negatively impact our cash flow from continuing operating activities when the payment was made in September 2004. Accounts payable and accrued liabilities were also increased at the acquisition date to account for severance payments and costs to exit activities. However, after the acquisition, when payments were issued for these severance payments and exit costs, they were reflected as a use of cash by continuing operating activities. The decrease of this provision from May 3, 2004, the date of the acquisition, until September 30, 2004, was $72.4 million. Excluding these two items, cash provided by operations would have been $151.1 million higher.
   Payments from clients in advance of the work being performed and deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. This

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 31

had a negative impact on the cash balance of $7.6 million. Furthermore, the change in accrued compensation had a negative impact of $39.1 million in the net change in non-cash working capital items. This is due to the timing of payroll related payments made during fiscal 2004 versus the prior year.
   Cash used in continuing investing activities was $698.5 million in 2004, an increase of $240.8 million compared with the prior fiscal year. The majority, or $589.7 million, of the 2004 continuing investing activities was for business acquisitions.
   Details of our business acquisitions can be found in Note 12 to the consolidated financial statements. In fiscal 2004, we made one major acquisition and several smaller niche acquisitions for a total net cash consideration of $589.7 million. AMS, acquired on May 3, 2004, was purchased for a net cash consideration of $584.0 million. Some $325.2 million was raised through an equity private placement and $255.8 million was raised through a debt private placement with the balance coming from existing cash resources. Other business acquisitions represented a net cash investment of $5.7 million. In fiscal 2003, we completed five acquisitions of IT consulting firms. The cash used for these acquisitions was $233.0 million. In fiscal 2002, our investments included $19.9 million to acquire five IT consulting firms and $26.0 million for the start-up of our joint venture, Innovapost.
   The proceeds from the sale of businesses of $87.5 million in 2004 were generated by the sale of several operations acquired with Cognicase, as well as the sale of the Starquote business, and of the Clearwater, Florida building acquired with IMRglobal Corp. in July 2001.
   The 2004 investment in fixed assets of $54.6 million related mostly to leasehold improvements of $24.2 million, including approximately $10.0 million for the installation costs for our Montreal offices at E-Commerce Place and Cité Multimedia. In addition, computer equipment purchases of $26.6 million were required to support the growth in our operations.
   Our investment in contract costs of $76.3 million increased by $47.1 million when compared with the $29.2 million spent in the prior year. Included in this amount are approximately $18.6 million in incentives that were granted as part of outsourcing contracts announced during the year with clients such as Cox, Robert Plan and Alcan. Additionally, approximately $59.8 million represent the transition costs incurred with outsourcing clients in their initial contract period, such as Canada Post, Robert Plan and GrafTech. Last year, the amount was comprised of transition costs and incentives for large outsourcing contracts signed, the most significant being Alcan and Air Liquide.
   The net investment in definite-life intangibles and other long-term assets of $65.5 million was $68.7 million lower than last year. The details of what is included in this category are provided in the section “Critical Accounting Policies and Estimates.” As per normal business with our outsourcing clients, software licenses were acquired for an approximate value of $45.9 million in addition to $23.5 million of business solutions, in order to deliver IT outsourcing services. The decrease versus 2003 was mainly due to last year’s investment in the Innovapost joint venture, representing $25.4 million mostly related to the enterprise resource system used by Canada Post. In addition, we invested approximately $23.5 million in 2003 to implement new internal financial software, which represented $20.1 million more than this year.
   Cash provided by continuing financing activities was $583.7 million in 2004, compared with $205.6 million during 2003. Continuing financing activities in 2004 included the issuance of a debt private placement for $255.8 million, a net drawdown of $21.5 million from our unsecured committed credit facilities and a $325.2 million equity private placement (net of fees). The cash provided was used primarily to finance the acquisition of AMS and to strengthen our cash position for future growth. The debt private placement was issued to strengthen capital resources, and to better match the duration of our liabilities with the average term of our backlog. More details surrounding this agreement are provided in the “Significant Developments in 2004—Other” section. In fiscal 2003, continuing financing activities included the signing, on November 12, 2002, of an agreement with a banking syndicate pertaining to two unsecured credit facilities. Under this agreement, CGI used an amount of $309.0 million to finance its activities, particularly to pay the cash portion of the acquisitions of Cognicase and UAB. At the end of fiscal 2003, we were able to reimburse $90.0 million of this long-term debt with the cash generated by continuing operating activities.

32	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

Selected measures of liquidity and capital resources

	2004	2003	2002

	$	$	$
Working capital (in `000 of Canadian dollars)	353,718	227,452	202,212
Current ratio	1.45:1	1.40:1	1.55:1
Shareholders' equity per common share (in Canadian dollars)	5.54	4.93	4.67
Long-term debt to capitalization ratio	16.6%	11.9%	<1%
Days sales outstanding	53	51	50

Shareholders’ equity increased mainly due to the issuance of shares during the year as part of the funding of the AMS acquisition and net earnings achieved in the year, which amounted to $219.6 million. The capital stock increased mainly following the issuance of 41,340,625 Class A subordinate shares in May 2004 to partially fund the AMS acquisition. This share issue generated $330.7 million. An additional 136,112 shares were issued to pay for the other smaller acquisitions made during the year. However, the total increase in shareholders’ equity was partially offset by the change in the foreign currency translation adjustment of $69.2 million, mainly due to the 6.2% depreciation of the US dollar versus the Canadian dollar between September 30, 2003 and September 30, 2004. We translate the assets denominated in foreign currencies using the year-end exchange rates.
   The long-term debt to capitalization ratio increased during the year as a function of the increase in long-term debt as mentioned earlier. Some of the acquisitions we made since 2001, including IMRglobal Corp. and Star Data Systems Inc., were financed mainly through the issuance of shares.
   The days sales outstanding, as at September 30, 2004, increased to 53 days from 51 days at September 30, 2003, while the increase in accounts receivable and work in progress net of the increase in deferred revenue totaled $152.1 million. The majority of this increase can be attributed to CGI’s growth, including the new business acquired with AMS.

Capital resources

	Total commitment(1)	Available at September 30, 2004	Outstanding at September 30, 2004	Available at September 30, 2003	Outstanding at September 30, 2003

(in `000 of Canadian dollars)	$	$	$	$	$
Unsecured committed revolving facilities	515,000	283,608	231,392(2)	285,500	229,500
Lines of credit and other facilities	38,300	29,607	8,693(3)	27,700	0

(1)   Excluding any existing credit facility for non-majority owned entities.
(2)   Consists of US$175 million of US LIBOR and of $10.2 million of drawn Letters of Credit.
(3)   Consists of US$6.9 million of drawn Letters of Credit.

Our cash position, together with bank lines, is sufficient to support our growth strategy. At September 30, 2004, cash and cash equivalents were $200.6 million and the total credit facility available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.
   The $515.0 million commitment is comprised of a $186.2 million revolving credit facility for our operating activities and working capital purposes and a $328.8 million three-year term revolving credit facility, expiring in November 2005, for the financing of acquisitions and outsourcing contracts. We also have access to a $25.0 million demand line of credit for cash management purposes, $8.7 million to cover outstanding letters of credit and $4.6 million of other facilities to cover other requirements. The $186.2 million revolving credit facility, at the option of the lenders, may be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan. The bank credit facility contains certain covenants, which require us to maintain certain financial ratios. At September 30, 2004, and September 30, 2003, CGI was in compliance with these covenants.
   We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect that new large outsourcing contracts or large acquisitions will be financed by the issuance of debt and equity, should additional cash resources be required.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 33

Contractual obligations

Payments due by period

	Commitment types	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years

(in `000 of Canadian dollars)
Long-term debt	485,524	11,993	230,862	107,502	135,167
Capital lease obligations	4,296	2,536	1,625	135	--
Operating leases Rental of office space	1,175,503	136,251	247,790	195,204	596,258
Computer equipment	193,117	89,689	89,617	12,025	1,786
Long-term service agreements	68,967	28,737	32,599	7,631	--

Total contractual obligations	1,927,407	269,206	602,493	322,497	733,211

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,927.4 million. Of this, rental of office space represents $1,175.5 million, computer equipment totals $193.1 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $69.0 million. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements, clients have agreed to take back the computer equipment in case of early contract termination.
    We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.
    In fiscal 2005, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend and this is subject to regular review by our Board of Directors.

Capability to deliver results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required noncapital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and uncertainties
While we are confident about our longterm prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks related to our industry
The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.
   The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.
   The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performancedriven remuneration. In addition, we have implemented a comprehensive program

34	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.
   The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.
   Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
   Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks related to our business
Business mix variations—The revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.
   The financial and operational risks inherent in worldwide operations—With the acquisition of AMS, we now manage operations in 19 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.
   The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 60 companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 35

the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2004, the majority of our operations had received ISO 9001 certification.
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
   Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client, and revenue is recognized based on the percentage of costs incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.
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
   Government tax credits risk—An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Centre national des nouvelles technologies de Québec.
Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
   Legal claims made against our work— We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These

36	Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004

provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks related to business acquisitions
Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
   Realization of acquisition benefits— We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management’s success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks related to the market
Economic risk—An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of disclosure
CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.
   The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the TSX. The responsibilities of the Audit and Risk Management Committee of CGI include a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

Legal proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

Management's discussion and analysis of financial position and results of operations Fiscal year ended September 30, 2004	CGI Group Inc. Annual Report 2004 37

Outlook
Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.
   We will continue to leverage our competitive differentiators in order to secure new IT and business process outsourcing contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in North America. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short-term or potential gain.
   Based on current market conditions and the opportunities we see in our markets, we provide the following guidance for fiscal 2005. We expect to achieve growth in revenue of 20% to 28% and growth in net earnings of 25% to 35%, after giving retroactive effect to the expensing of stock options. This will represent revenue between $3.90 billion and $4.15 billion and earnings per share between $0.52 and $0.56, after the expensing of stock options. Beginning in the first quarter of fiscal 2005, in accordance with GAAP, CGI will begin expensing stock options. The nondeductibility of stock options expenses for Canadian tax purposes will increase our effective tax rate to around 35%. For comparison purposes with US peers, which are not yet required to expense stock options under US GAAP, CGI discloses that the effect of stock options expensing on its earnings per share is expected to be $0.05 in fiscal 2005.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

38	Management's and Auditor's reports	CGI Group Inc. Annual Report 2004

Management’s Statement of Responsibility for Financial Reporting
The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, the Management’s Discussion and Analysis (“MD&A”) and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in this Annual Report are consistent with that contained in the accompanying consolidated financial statements.
   To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company’s standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Samson Bélair Deloitte & Touche, Chartered Accountants, whose report follows. They were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
   The Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meets regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(Signed) SERGE GODIN CHAIRMAN AND CHIEF EXECUTIVE OFFICER NOVEMBER 8, 2004	(Signed) ANDRÉ IMBEAU EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Auditors’ Report
To the Shareholders of CGI Group Inc.
   We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed)

 CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 8, 2004

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.
Date: February 7, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Affairs

EXHIBIT INDEX

23.1	Consent of Samson Bélair / Deloitte & Touche LLP

99.1	Certification of the Registrant's Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant's Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.