Form 40-F
period 2005-09-30
CGI GROUP INC
filed 2005-12-23
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________________

FORM 40-F

(Check one)

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2005

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

7th Floor

Montréal, Québec

Canada H3A 2M8

(514) 841-3200

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CGI-AMS Inc.

4050 Legato Road

Fairfax, Virginia

22033, USA

(703) 267-8679

(Name, Address and Telephone Number of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Class A Subordinate Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this form:

Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 397,448,329 Class A Subordinate Shares, 33,772,168 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.  Yes____   82-____    No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  X     No____

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2005. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

–	Eileen A. Mercier; and
–	Robert Chevrier.

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

Fees Paid to External Auditors

During the years ended September 30, 2005 and September 30, 2004, the Registrant paid the following fees to its external auditors:

Service retained	Fees paid
	2005	2004
Audit services	$2,948,591	$3,338,048
Audit related services(a)	$1,575,009	$775,464
Tax fees(b)	$4,187,281	$1,942,460
All other fees(c)	Nil	Nil
Total fees paid	$8,710,881	$6,055,972

(a) the audit related fees paid to the external auditors for the years ended September 30, 2005 and September 30 2004 were in relation to prospectus work, special audits on control procedures, due diligence relating to mergers and acquisitions and research relating to accounting issues.

(b) the tax related fees paid to the external auditors for the years ended September 30, 2005 and September 30 2004 were in relation to tax planning services on mergers and acquisitions and major reorganization activities, research and interpretation related to taxation, support activities related to tax audit and preparation of personal tax returns.

Code of Ethics

In addition to its Code of Ethics and Business Conduct that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the "Officers"). The Executive Code Conduct is designed to deter wrongdoing and to promote:

–	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
–

Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Registrant;

–	Compliance with applicable governmental laws, rules and regulations;
–	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
–	Accountability for adherence to the code.

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

As disclosed in Note 24 to the Registrant’s Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2005, the Registrant’s known contractual obligations were as follows:

Contractual Obligations (in ‘000 of Canadian dollars)	Payment due by period
	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-Term Debt Obligations	247,695	13,653	11,110	98,759	124,173
Capital (Finance) Lease Obligations	2,005	1,246	749	10	-
Operating Lease Obligations(1)	1,270,406	212,606	306,840	203,094	547,866
Purchase Obligations(1)	117,528	43,674	66,020	7,834	-
Total	1,637,634	271,179	384,719	309,697	672,039
(1)

Included in these obligations: $82.1 million of office space leases and $11.4 million of long-term service agreements which are accounted for within accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2005
2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2005
3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended

September 30, 2005

December 16, 2005

CGI GROUP INC.

TABLE OF CONTENTS

CORPORATE GOVERNANCE	1
Board and Standing Committee Charters and Codes of Ethics	1
Audit Committee Information	1
INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1
Corporate Structure	1
Subsidiaries	1
Capital Structure	1
Stock Splits	2
Market for Securities, Trading Price and Volume	2
GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS	3
Mission and Profile	3
CGI’s Business Approach	3
Related Party Transactions	3
Commercial Alliances	4
DESCRIPTION OF CGI’S BUSINESS	6
Business Structure	6
Principal Offices	7
Main Services Offered by CGI	7
Research	8
Human and Material Resources	8
Client Base	8
The North American Information Technology Services Industry	9
Industry Trends and Outlook	9
CGI’s Growth and Positioning Strategy	9
Quality Processes	10
RISK FACTORS	11
DIRECTORS AND OFFICERS	11
Directors	11
Officers	11
Ownership of Securities on the Part of Directors and Officers	12
LEGAL PROCEEDINGS	13
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	13
TRANSFER AGENT AND REGISTRAR	13
MATERIAL CONTRACTS	13
ADDITIONAL INFORMATION	14
APPENDIX A	15
Fundamental Texts	15

CGI GROUP INC.

This Annual Information Form is dated December 16, 2005 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2005, the end of CGI’s most recently completed fiscal year. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

CORPORATE GOVERNANCE

Board and Standing Committee Charters and Codes of Ethics

CGI’s Code of Ethics and Business Conduct, its Executive Code of Conduct, the charter of the Board of Directors and the charters of the standing committees of the Board of Directors, including the charter of the Audit and Risk Management Committee, are set out in CGI’s Fundamental Texts which are annexed as Appendix A to this Annual Information Form.

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading “Expertise and financial and operational literacy” on page 31 and the disclosure under the heading “Report of the Audit and Risk Management Committee” on page 37 and following of CGI’s Management Proxy Circular dated December 16, 2005 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK

Corporate Structure

CGI Group Inc. (the “Company” or “CGI”) was incorporated on September 29, 1981 under, and is governed by, the provisions of Part IA of the Companies Act (Quebec). The Company continued the activities of Conseillers en gestion et informatique C.G.I. inc., which was originally founded in 1976. The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 7th floor, Montreal, Quebec, Canada, H3A 2M8. CGI became a public company on December 17, 1986, upon completing an initial public offering of 800,000 Class A subordinate voting shares.

Subsidiaries

The following is a list of the subsidiaries of CGI having (i) total assets representing more than 10% of the consolidated assets of CGI as at September 30, 2005, or (ii) sales and operating revenues representing more than 10% of the consolidated sales and operating revenues of CGI for the year ended September 30, 2005.

Name	Laws of Incorporation	Percentage of Ownership
CGI Information Systems and Management Consultants Inc.	Canada	100%
Conseillers en gestion et informatique C.G.I. inc.	Québec	100%
CGI-AMS Inc.	Delaware	100%

Capital Structure

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 16, 2005, 396,802,664 Class A subordinate voting shares,33,772,168 Class B shares were

CGI GROUP INC.

issued and outstanding and none of the First Preferred Shares or Second Preferred Shares were issued and outstanding. As of December 16, 2005, 54% and 46% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares respectively.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares”, on page 3 and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 16, 2005 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 20, 2005, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.SV.A and on the New York Stock Exchange, under the symbol GIB. A total of 172,356,097 Class A subordinate voting shares were traded on the Toronto Stock Exchange during the year ended September 30, 2005 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2004	8.59	7.50	13,025,680
November 2004	8.29	7.54	19,064,455
December 2004	8.19	7.65	11,820,664
January 2005	8.09	7.28	8,789,933
February 2005	8.47	7.55	17,797,070
March 2005	8.30	7.55	20,117,840
April 2005	7.80	6.59	10,658,710
May 2005	7.26	6.75	20,394,541
June 2005	7.74	7.00	10,066,607
July 2005	7.76	7.17	13,222,492
August 2005	8.50	7.30	15,208,964
September 2005	8.78	7.75	12,189,141

(a) The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid

On February 1, 2005 CGI announced that it was making a normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares. See “Signifiant developments of the most recent three fiscal years – Fiscal Year ended September 30, 2005 – Other Significant Developments” below.

CGI GROUP INC. - 2

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Mission and Profile

CGI’s vision is to be a world-class information technology (“IT”) and business process outsourcing (“BPO”) leader helping our clients win and grow. The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in IT, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and BPO company.

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

When our employees (whom we call our members) know that their contribution is valued and when their work environment is both challenging and rewarding, they deliver services to our clients that are consistently timely and of the highest quality. Our clients reap the considerable benefits of our members’ exceptional performance, and they in turn reward us with the trust and loyalty that help us to build the long-term partnerships on which CGI is built.

These fundamental business principles that underlie all of the Company’s business activities are contained in a collection of documents and policies that collectively are called CGI’s Fundamental Texts which contain the charter of the Company’s Board of Directors and those of its standing committees, reflect applicable corporate governance regulations and guidelines and take into account evolving best practices in Canada and the US. These documents are to be read in the context of CGI’s Mission, Vision, Dream and Values which are explained in the preamble to the Fundamental Texts. The Fundamental Texts are annexed below as Appendix A and are posted on the Company’s web site at www.cgi.com.

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

CGI’s Business Approach

As of December 16, 2005, CGI focused on serving markets in five sectors. Over time the Company has been able to develop close, long term relationships with its clients and to become their IT partner of choice. CGI professionals have a thorough understanding of their clients’ business needs.

CGI chooses to focus on industries that make a strategic use of IT and that rely on it to enhance their competitive position. CGI therefore provides end-to-end IT services in the following five economic sectors: financial services, manufacturing, retail and distribution, governments and healthcare, as well as telecommunications and utilities.

Related Party Transactions

Bell Canada and BCE Inc.

In July of 2004 CGI, Bell Canada and Connexim Inc., a subsidiary of Bell Canada, entered into an agreement pursuant to which the Company’s network services are outsourced to Connexim Inc. The outsourcing agreement provides the Company with economies of scale as well as best practices in network management.

CGI GROUP INC. - 3

Innovapost Inc.

In the normal course of business, CGI is also party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. CGI exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Lease of an Aircraft

The Company recently leased a private aircraft for use on company business pursuant to a transaction in which Serge Godin, CGI’s Chairman of the Board and Chief Executive Officer, had an indirect interest. See “Interest of Management and Others in Material Transactions” below.

Commercial Alliances

CGI currently has commercial alliance agreements with various business partners. These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with best of breed technology, often on the best commercial terms available. The following is a chronological list of CGI’s primary commercial alliances:

•	in 1996, CGI entered into a procurement relationship with IBM Canada;
•	in 1998, CGI signed commercial agreements with ERP program developers SAP, PeopleSoft and Oracle;
•	in September 1999, CGI entered into a non-exclusive alliance with Microsoft that led to Partner Agreements;
•	in October 1999, CGI signed a non-exclusive direct commercial systems integrator agreement with Sun Microsystems;
•	in December 2000, CGI signed a non-exclusive systems integration agreement with Siebel; and
•	in July 2002, CGI signed a non-exclusive systems integration agreement with BEA Systems.

Significant developments since the most recent year end on September 30, 2005

On December 16, 2005, CGI and BCE Inc. announced that CGI will purchase 100 million of its Class A subordinate voting shares currently held by BCE Inc. at a price of $8.5923 per share (the “Transaction”). The purchase price was equal to the volume-weighted average price of the Class A Subordinate voting shares on the Toronto Stock Exchange for the 20 trading days ending on December 15, 2005. The Company will disburse a total amount of $859,230,000 million. Subject to customary conditions contained in the credit facilities of CGI, the Transaction is expected to close by January 12, 2006.

Subject to the completion of the Transaction, CGI and BCE Inc. also agreed to extend until 2016 (i) their outsourcing agreement, that will see CGI remain Bell Canada’s preferred IS/IT supplier, (ii) CGI’s agreement outsourcing its Canadian communications network management requirements to Bell Canada and (iii) the commercial alliance between CGI and Bell Canada’s Enterprise Group. Also, subject to the completion of the Transaction, the current shareholders’ agreement between CGI and BCE Inc. will be terminated. For more information on such agreements, please refer to the headings “Strategic Alliances – BCE Inc. and Bell Canada”, “Related Party Transactions” and “Significant Developments of the most recent three fiscal years – Fiscal Year ended September 30, 2003 – Other Significant Developments” on, respectively, pages 3, 3 and 5 of CGI’s 2004 Annual Information Form dated February 1, 2005 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2004 Annual Information Form will be provided promptly to shareholders upon request.

The modifications to the outsourcing agreements will also provide CGI with a guaranteed revenue level for the period 2006 to 2008 and, for the remainder of the life of the contract (2009 to 2016), the companies will work together to address Bell Canada’s ongoing IS/IT needs in a cost-competitive manner.

Following the closing of the Transaction, CGI will have 296.8 million Class A subordinate voting shares and 33.8 million Class B shares outstanding and BCE Inc. will continue to own 28.3 million Class A subordinate voting shares, representing approximately 8.56% of the then outstanding shares of CGI. Following the

CGI GROUP INC. - 4

expiration of a 120-day standstill period from the closing date of the Transaction, BCE Inc. has indicated its intention to dispose of its remaining 28.3 million Class A subordinate voting shares in an orderly fashion.

Significant developments of the most recent three fiscal years

Fiscal Year ended September 30, 2005

Significant Acquisitions

On December 1, 2004, the Company purchased for $47,196,000 the remaining outstanding shares of AGTI Services Conseils Inc. (“AGTI”) a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The Company previously held 49% of the outstanding shares of AGTI.

Other Significant Developments

On February 1, 2005 the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares through a Normal Course Issuer Bid (the “Issuer Bid”). The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 27,834,417 Class A subordinate voting shares for cancellation. As at January 28, 2005, there were 410,902,202 Class A subordinate voting shares of the Company outstanding of which approximately 68% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 3, 2005 and may continue to do so until February 2, 2006, or until such earlier date when the Company completes its purchases or elects to terminate the bid. As of December 16, 2005, the Company had purchased 14,896,200 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $7.82, representing an aggregate consideration of $116.4 million.

On December 20, 2004 CGI announced that it had concluded a five-year unsecured revolving credit facility, which replaced its previous syndicated bank facilities. The new credit facilities of an aggregate amount of $800 million are presently comprised of a US tranche worth the equivalent of $ 300 million and a Canadian tranche worth $500 million. The credit facilities were concluded with a banking syndicate in which the National Bank of Canada acted as administrative agent and lead arranger; JPMorgan Chase Bank and Caisse centrale Desjardins acted as syndication agents and lead arrangers; The Toronto Dominion Bank, Bank of America, KeyBank and Caisse de dépôt et placement du Québec acted as documentation agents; ABN AMRO, Bank of Montreal, Canadian Imperial Bank of Commerce, the Royal Bank of Canada, United Overseas Bank and Société Générale acted as managing agents and Citibank acted as a participant.

Fiscal Year ended September 30, 2004

Significant Acquisitions

In fiscal 2004 we acquired American Management Systems, Incorporated (“AMS”), a premier business and IT consulting firm to the government, healthcare, financial services and communications industries. CGI acquired AMS’ business with associated revenue of more than $900 million for a net cash consideration of $584 million. For a more detailed description of the AMS acquisition see “Significant Acquisitions” below.

Other Significant Developments

On October 21, 2003, Nexxlink Technologies Inc. (“Nexxlink”) purchased various non-core CGI assets generating approximately $40 million in annual revenue for a price of $21 million payable to CGI in cash, a convertible note and shares of Nexxlink. This transaction provided CGI initially with a 32% equity interest in Nexxlink. On December 9, 2004, Bell Canada announced that it was making an offer to acquire all of the outstanding shares of Nexxlink at a price of $6.05 per share for an equity value of approximately $67 million. CGI agreed with Bell Canada to support Bell Canada’s offer and therefore tendered the Nexxlink shares that it

CGI GROUP INC. - 5

or its wholly-owned subsidiaries owned in response to Bell Canada’s bid. The bid closed successfully on January 25, 2005 with the result that the Company disposed on that date of all of its interest in Nexxlink.

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

On March 19, 2004, we completed (i) a firm underwritten private placement in Canada and the US of approximately 33.1 million subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of $264.6 million and (ii) a private placement of approximately 8.3 million subscription receipts with BCE Inc. at a price of $8.00 per subscription receipt for proceeds of approximately $66.1 million, on the same terms and conditions as the firm underwritten private placement offering. The private placements were undertaken in connection with the acquisition of AMS (see “Significant Acquisitions” below). On May 3, 2004, upon the satisfaction of certain conditions related to the acquisition of AMS, each subscription receipt was automatically exchanged for one Class A subordinate voting share without payment of additional consideration.

Fiscal Year ended September 30, 2003

Significant Acquisitions

In fiscal 2003 we closed the acquisition of COGNICASE Inc. (“Cognicase”) for $329.4 million in a combination of $180.2 million in cash and 19,850,245 Class A subordinate voting shares. Cognicase was the second largest independent IT solutions provider in Canada with approximately 4,300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base.

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

DESCRIPTION OF CGI’S BUSINESS

Business Structure

CGI’s business operations are structured in two key lines of business (“LOB”): The IT Services LOB and the Business Process Services (“BPS”) LOB. CGI’s remaining business activities are in the nature of corporate services that are carried on primarily by CGI’s head office staff.

Corporate services - Head Office

(Montreal)

•	Administrative and financial functions
•	Communications and investor relations
•	Corporate and strategic development
•	Corporate affairs
•	Human resources
•	Internal Audit
•	Legal
•	Marketing
•	Mergers & Acquisitions

CGI GROUP INC. - 6

•	Planning and corporate development
•	Quality
•	Research & Development
•	Professional development programs
•	Support to large outsourcing projects
•	Knowledge management
•	Project performance

IT Services LOB

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

BPS LOB

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as payroll services, document management services and finance and administration services.

Principal Offices

The Company has more than 100 offices in 17 countries, with 50 offices in the United States. Its main locations are listed on page 93 of CGI’s Annual Report for fiscal 2005 which information is incorporated by reference. The 2005 Annual Report was filed with the Canadian securities regulatory authorities and is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2005 Annual Report will be provided promptly to shareholders upon request.

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

Outsourced Management of IT and Business Processes

Outsourcing is one of the fastest growing segments of the IT industry. CGI has been active in outsourcing since 1986, which makes it a pioneer in this segment. Through a series of acquisitions completed since 1996, including the acquisition on July 1, 1998 of Bell Sygma and Bell Sygma International, the Company is now the largest independent provider of IT and BPO services in Canada, and continues to strengthen its position in the US outsourcing market.

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

The following table shows the Company’s revenues and the amounts invested in research, net of investment tax credits, in the past three years.

(in ‘000’s of Canadian dollars)	2005	2004 Restated	2003 Restated
Revenue	$3,685,986	$3,150,070	$ 2,589,905
Research	$21,869	$26,710	$22,036

In fiscal 2005, gross research and development spending, including capitalized development costs, was $78.2 million, an increase of 21.3% over 2004 and 73.4% over 2003.

Human and Material Resources

As of December 16, 2005, CGI had approximately 25,000 employees. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had an employee share purchase plan in place for several years. From the beginning, the Company has had a profit sharing program which, from 1990 onwards, has been based on the performance of its business units. These measures, together with the Company’s ongoing training programs, are based on the concepts of intrapreneurship and total quality that form the core of CGI’s corporate culture.

As for facilities, the vast majority of CGI’s offices are located in rented premises. As of September 30, 2005, the net value of CGI’s capital assets was $116.4 million. Capital leases related to these fixed assets amounted to $3.5 million.

Client Base

CGI works with large and medium sized businesses in the private and public sectors worldwide. The Company’s clientele is well balanced in terms of quality, quantity, stability and diversity. The BCE Inc. group of companies’ (including Bell Canada) domestic operations accounted for 14.3% of CGI’s revenue in fiscal 2005 compared with 16.4% of CGI’s revenue in fiscal 2004, and 19.3% of CGI’s revenue in fiscal 2003. However, on a dollar to dollar basis, revenue from the BCE Inc. family increased marginally compared to fiscal 2004. With the exception of Bell Canada, none of CGI’s clients accounted for more than 10% of its business. During the past ten years, CGI has had a client retention rate of approximately 90%.

CGI GROUP INC. - 8

The North American IT Services Industry

Size, Structure and Recent Developments

Looking ahead, we expect that market demand for systems integration and consulting services will increase, in line with improving economic conditions. With respect to information technology and business process services outsourcing, we believe that the potential remains enormous. CGI has from time to time commissioned a study from International Data Corp. (“IDC”) which provides us with the spending on information technology and business process services for Canada, the United States and Western Europe. We exclude the numbers related to services that are already outsourced.

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

Industry Trends and Outlook

In the last few years, our industry has also grown very rapidly in terms of its main services and formulas. For instance, in the early to mid 1990s, 75% of the industry’s revenue came from per diem services, i.e. from specialized assistance within specific projects. Such services did not require a large or complex organization nor did they allow for much differentiation between firms, which resulted in fierce competition.

Today, 80% of the large IT firms’ revenues are generated by systems integration or outsourcing projects aimed at comprehensive business solutions. Both public and private sector organizations are looking for new ways to provide better services at lower cost. For organizations, the emergence of internet applications and web based business models have shortened implementation time for solutions while increasing pressure to retain scarce professional resources. Their need to concentrate on their core mission and to be more flexible explains why companies increasingly turn to outside professionals for the development and management of some of their specialized functions, including information systems. They are demanding proven technological solutions that will be rapidly installed, while allowing them to minimize operating costs.

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

CGI GROUP INC. - 9

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

With the addition of the operations we acquired when we purchased AMS in May of 2004 (see “Significant Acquisitions” below), our presence in the US market today is roughly at the same stage we had reached several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

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

In 1993, the Company began working towards obtaining ISO 9001 certification for its Project Management Framework. CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects. Since 1995 CGI has expanded the ISO 9001 certification throughout its

CGI GROUP INC. - 10

Canadian, US and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI’s high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system, referred to as the Client Partnership Management Framework (“CPMF”) is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. Following its merger with IMRglobal in July 2001, CGI gained applications development centres in Mumbai and Bangalore which have now achieved SEI CMMi Level 5 quality certification.

CGI strives to ensure that clients benefit from a seamless offering of consistently high quality. Regardless of which CGI business unit they deal with, clients know that CGI will provide the same quality services, while delivering projects on time and on budget by a margin that far exceeds industry standards.

CGI also obtained ISO 9001 certification for the application of its Member Partnership Management Framework in its operations, and most recently, in 2004, similarly obtained ISO 9001 certification for its Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community.

CGI now holds ISO quality certification for the management of its partnerships with each of its three major stakeholder groups.

RISK FACTORS

The Company incorporates by reference the disclosure contained in the section entitled “Risks and Uncertainties” describing the risk factors to which the Company’s business is exposed, which is contained in its Management’s Discussion and Analysis for the year ended September 30, 2005 on pages 50 to 53 in the 2005 Annual Report which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management’s Discussion and Analysis will be provided promptly to shareholders upon request.

DIRECTORS AND OFFICERS

Directors

The Company incorporates by reference the disclosure under the heading “Nominees for Election as Directors” relating to the Company’s directors contained on pages 8 to 14 of CGI’s Management Proxy Circular dated December 16, 2005 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Officers

The following table states the names of CGI’s Senior Officers, their place of residence and their principal occupation:

CGI GROUP INC. - 11

Name and place of residence	Principal occupation
Serge Godin Montreal, Quebec Canada	Chairman of the Board and Chief Executive Officer
Jean Brassard Longueuil, Quebec Canada	Vice-Chairman of the Board
David Anderson Toronto, Ontario Canada	Senior Vice-President and Corporate Controller
André Bourque Montreal, Quebec Canada	Senior Vice-President and Chief Legal Officer
Paule Doré Montreal, Quebec Canada	Executive Vice-President and Chief Corporate Officer and Secretary
André Imbeau Beloeil, Quebec Canada	Executive Vice-President and Chief Financial Officer and Treasurer
Donna Morea Falls Church, Virginia USA	President CGI-AMS
Luc Pinard Longueuil, Quebec Canada	Chief Technology Officer
Michael E. Roach Ajax, Ontario Canada	President and Chief Operating Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Longueuil, Quebec Canada	Senior Vice-President, Finance and Treasury
Joseph Saliba London England	President Europe and Australia

All of the above-mentioned persons have held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years, except Donna Morea who prior to May 3, 2004 served as Executive Vice-President – Public Sector Group of American Management Systems, Incorporated (“AMS”) and in other equivalent executive positions at AMS prior to its acquisition by CGI on May 3, 2004, and Joseph Saliba, who, prior to July 2001, was President, Outsourcing and Software Solutions with Sabre Inc. until July 2001.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading “Voting Shares and Principal Holders of Voting Shares” on page 2 of CGI’s Management Proxy Circular dated December 16, 2005 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

CGI GROUP INC. - 12

LEGAL PROCEEDINGS

A lawsuit was filed on May 9, 2002 under the U.S. False Claims Act ("FCA") against AMS which, further to CGI’s acquisition of AMS, is now the Company’s U.S. operating subsidiary, CGI-AMS Inc. The lawsuit, alleging violations of the FCA, is currently pending in the U.S. District Court for the Southern District of Ohio. It seeks treble damages, as well as attorneys’ fees and statutory penalties, costs, and interest.

The case involves CGI-AMS Inc.'s five-year, $100 million-plus contracts with the Ohio Department of Job and Family Services ("ODJFS") for a variety of tasks pertaining to the development and implementation of a system known as the electronic integrated client management system ("the e-ICMS Contracts").

The suit primarily alleges that CGI-AMS Inc. knowingly billed ODJFS for services performed outside the scope of the e-ICMS Contracts and outside of the intended purpose of the federal grant funds that ODJFS would use to pay the invoices. In addition, the lawsuit alleges that CGI-AMS Inc. billed ODJFS for services performed by certain employees at a rate higher than that which was authorized, and that CGI-AMS Inc. billed ODJFS for the full-time work of employees who devoted only part of their time to the e-ICMS Contracts. The Company believes it has meritorious defences and is vigorously contesting these allegations.

On July 13, 2004, the Court issued a memorandum and order (the “Order”) granting in part CGI-AMS Inc.’s motion to dismiss the lawsuit, which significantly narrows the scope of the lawsuit, with the result that the Company does not consider the lawsuit to be a material claim. The lawsuit is currently in the discovery phase of the proceedings, and the Company will continue to contest it vigorously.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The charter of the Audit and Risk Management Committee requires that the committee review all related party transactions.

In accordance with its mandate, the committee reviewed and recommended the approval of a transaction in which the Company leased a private aircraft for use on Company business from a leasing company which had acquired it from a limited partnership of which Serge Godin, CGI’s Chairman of the Board and Chief Executive Officer, is the sole limited partner. Following approval by the Board of Directors on September 26, 2005, a financial lease was entered into on December 5, 2005.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent for the Company's Class A subordinate voting shares is Computershare Trust Company of Canada whose head office is situated in Toronto (Ontario). Share transfer service is available at Computershare's Montreal (Quebec) and Toronto (Ontario) offices as well as at the principal office of Computershare Trust Company, Inc. in Denver (Colorado), and New York (New York). The transfer agent for the Company's Class B shares is National Bank Trust Inc. and the register for Class B shares is situated in Montreal (Quebec).

MATERIAL CONTRACTS

The Company did not enter into any contract during the year ended on September 30, 2005 that was material to the Company, other than contracts entered into in the ordinary course of the Company’s business.

The only material contracts entered into in prior years that are still in effect are the agreements entered into with BCE Inc. and its affiliates in July 2003 that are described in the Company’s 2004 Management Proxy Circular under the heading on page 36 “Agreements with BCE Inc.” which is incorporated by reference. Assuming the completion of the Transaction, all such agreements, other than a Registration Rights Agreement, will be terminated. See “Significant developments since the most recent year ended on September 30, 2005” above. The 2004 Management Proxy Circular was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

CGI GROUP INC. - 13

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2005 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 16, 2005 and (iv) a copy of the 2005 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 6, 2005.

Additional financial information on the last fiscal year ended September 30, 2005, is presented in the audited financial statements (pages 55 to 87) and under the title Management’s Discussion and Analysis (pages 27 to 53), in the 2005 Annual Report.

The documents mentioned above are available on www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:

1130 Sherbrooke Street West

7th Floor

Montreal, Quebec

H3A 2M8

Telephone: (514) 841-3200

Fax: (514) 841-3299

CGI GROUP INC. - 14

APPENDIX A

CGI GROUP INC.

FUNDAMENTAL TEXTS

The following documents form part of CGI’s Fundamental Texts and may be found on the pages of Appendix A indicated:

Mission, Vision, Dream and Values	3
CGI Management Foundation	12
Charter of the Board of Directors	17
Charter of the Corporate Governance Committee	21
Charter of the Human Resources Committee	30
Charter of the Audit and Risk Management Committee	33
Code of Ethics and Business Conduct	46
Executive Code of Conduct	63

Guidelines on Timely Disclosure of Material

Information and Transactions in Securities of
CGI Group Inc. by Insiders	65

CGI GROUP INC. - 15

Fundamental Texts

of CGI Group Inc.

© CGI Group Inc.

December 2005

Propriété exclusive de CGI

Document confidentiel

Presentation

This set of documents presents the fundamental texts that define CGI and its management approach. The fundamental texts address not only members of the board of directors, CGI's executive team and the company's shareholders, but also all CGI members as well as anyone who wishes to consult them. Their main objective is to provide a better understanding of the most essential aspects of the company. It is our hope that this understanding will generate a shared vision of what constitutes CGI and of the community of thought that is essential to the company's success. The document will also provide all CGI members with an understanding that will allow them to participate fully in the life of the company and to better represent CGI.

THE FUNDAMENTAL TEXTS INCLUDE:

1. Dream, Mission, Vision and Values	3
2. CGI Management Foundation	12
3. Documents and Policies Pertaining to Corporate Governance	17
3.1 Charter of the Board of Directors	17
3.2 Charter of the Corporate Governance Committee	24
3.3 Charter of the Human Resources Committee	30
3.4 Charter of the Audit and Risk Management Committee	33
4. Codes of Ethics	46
4.1 Code of Ethics and Business Conduct for members, officers and directors of CGI	46
4.2 Executive Code of Conduct	63
4.3 Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders	65
Appendix	91
Appendix A	92

1

1.

Dream, Mission, Vision and Values

Dream, Mission, Vision and Values

This document constitutes Chapter 1 of the Fundamental Texts of CGI Group Inc. It begins with the mission statement of the company and is followed by the vision, the dream and the values of CGI. By "dream," we essentially mean the intent or initial desire that led to the creation of our company and continues to drive its operation and growth. It also extends to the main principles and governing ideas that define the company's philosophy in its important cultural and organic aspects. This presentation of CGI's dream and values is therefore intended to impart in a succinct manner the company's character, essence, dynamism, values and culture, and the creative impulse that culminated in its creation and of which it is an extension.

A.	MISSION AND VISION

The mission of CGI is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management.

In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

With this mission statement, we are endeavouring to describe not only the company's purpose, but also our ambition and values. In doing so, we hope, in a few words, to advance an overall understanding of these essential aspects of CGI.

Our vision is to be a world class IT and business process services leader helping our clients win and grow.

The following section will foster a more thorough comprehension of the dream associated with this mission and the values referred to in the mission statement.

B.	DREAM AND VALUES OF CGI

A number of governing ideas inspired the creation of CGI and continue to drive its development. These ideas constitute what we call the CGI "dream." It is a dream based on a set of values to which we are profoundly attached.

The dream has allowed us to assemble a team of extraordinary men and women who share it and are building a company that reflects their aspirations - who are, in fact, building their "own" company. Over the years, our team has built a clientele we are extremely proud of and whom we are dedicated to serving with the utmost skill.

This dream has its roots in the original and simple idea that first motivated CGI's founders when they created the company:

"To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of."

From this very basic idea grew an entire business philosophy.

It goes without saying that creating this type of environment is particularly challenging in consulting companies such as ours. Personnel generally work at client locations, making it difficult to develop a sense of belonging through a shared workplace. There is the risk of certain people being "forgotten" when they spend long periods at a client site, and this risk is amplified when these individuals have few CGI colleagues working on the same engagement.

To succeed in creating a highly favourable environment within such a context, CGI has fostered a corporate culture rooted in participation in the company and focused on each of its members. Developing a corporate culture, despite members often working at a distance, began with explicitly defining and then sharing common values. Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, humane management philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the company's values, and will deliver high-quality services at a competitive price, while meeting the company's profitability objectives. The growth and profitability generated as a result will allow CGI to offer its shareholders a superior and sustained return on their investment.

To support our dream and to create such an environment, we have adhered to a number of principles or governing ideas:

1.	Sharing the same values
2.	Embracing the objectives of our clients
3.	Adopting a caring, humane approach towards our members
4.	Focusing on synergy and the strength of teamwork
5.	Participating in the development of our company as its owner-shareholders, and sharing in its wealth
6.	Promoting robust, healthy and sustainable growth to the benefit of all stakeholders
7.	Implementing a management model aligned with our dream and values
1.	SHARING THE SAME VALUES

Sharing the same values allows us to enjoy considerable autonomy and swiftness of action without compromising our cohesiveness. It also allows us to mobilize teams more rapidly and bring together the most experienced individuals from across the company, who are able to quickly work as one to address a given challenge. And, of course, these values also guide our decisions and actions.

PARTNERSHIP AND QUALITY

For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

OBJECTIVITY AND INTEGRITY

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

INTRAPRENEURSHIP AND SHARING

Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm’s profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

RESPECT

As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

FINANCIAL STRENGTH

We strive to deliver strong, consistent financial performance which sustains long term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

CORPORATE SOCIAL RESPONSIBILITY

Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

2.	EMBRACING THE OBJECTIVES OF OUR CLIENTS

At CGI, we believe that accomplishing outstanding work provides one with a strong sense of fulfilment. Our high-quality work allows us to forge rewarding relationships with our colleagues and clients and to experience the pleasure of our own creativity when we find an ideal solution to address our clients' needs.

To this end, we strongly encourage our members to develop a listening attitude to ensure that an understanding of the client's particular situation and needs takes priority in all that we do. For this reason, we foster a culture of independence, objectivity and integrity. We want our clients to know that we understand their objectives and are committed to finding the solution that is right for them. Our flexibility in establishing customized business relationships demonstrates our keen interest in our clients' objectives, cultural environment and values.

This in-depth understanding of our clients' objectives is one of the keys to our success and is as present in our short-term engagements as it is in our outsourcing contracts extending over multiple years.

However, embracing the objectives of our clients goes far beyond simply understanding them. It demands, for example, that we sincerely commit to offering the very best of ourselves in order to demonstrate to clients that we support them as completely as if we were their own employees. It is essential that they "experience our commitment."

3.	ADOPTING A CARING, HUMANE APPROACH TOWARDS OUR MEMBERS

Although the demands of our industry are considerable, CGI has always believed that this in no way conflicts with the very humane and caring approach we take in all of the relationships we foster. And while our human resources policies and Member Partnership Management Framework embody this concern and commitment, for CGI, this is also an issue of maturity and genuine leadership. It is a question of the quality of "being." To foster this attitude of caring and sensitivity towards others, CGI has led by example. Since the inception of the company, this approach has been transmitted, most notably through the example set by our founders as well as by teamwork and the CGI Leadership Institute, and is today an integral component of CGI's spirit and culture.

4.	FOCUSING ON SYNERGY AND THE STRENGTH OF TEAMWORK

CGI favours the accomplishment of work through synergy, which refers to the pooling of our members' skills, experience and creative abilities in all aspects of corporate life. Whether deciding on the direction to take in a service proposal or determining the best solution for a client, we incorporate synergy into everything we do.

Normally, a synergy group will hold meetings at key milestones throughout the entire lifespan of a given engagement. The group not only includes subject matter experts, but also less experienced members, who gain knowledge from their colleagues and are therefore able to more rapidly hone their own expertise. The objective is always to find appropriate and proven solutions for our clients. This practice is entrenched in our Quality System, which has earned ISO 9001 certification.

The practice of synergy underscores an outstanding cultural trait: at CGI, we believe that we are stronger and that everyone benefits when we work as a team. Our clients receive services of higher quality, and our members constantly learn from one another through concrete achievements.

5.	PARTICIPATING IN THE DEVELOPMENT OF OUR COMPANY AS ITSOWNER-SHAREHOLDERS

It is important that our members consider CGI as "their" company and that they participate in its growth and development. Involvement in professional groups that help maintain CGI's leadership position is just one of the many such forms of participation.

However, for this involvement in the company to be complete and rewarding, we feel it necessary that all CGI members be able to also share in the benefits generated by their activities. For this reason, since its founding, CGI has offered all of its members the opportunity to be shareholders and owners of their company. To this end, CGI has implemented a Share Purchase Plan, through which it pays half the cost of shares up to a certain amount. Members also qualify for a portion of the company's annual profits when objectives are met (Profit Sharing Plan). This capital sharing opportunity has existed since CGI was established.

It is an approach that incorporates many advantages:

FOR OUR CLIENTS

Because of this approach, CGI has very few freelance or contract employees. This helps assure our clients that the experience we acquire through working with them is more likely to remain in the company. Moreover, the people they deal with at CGI are also owners of the company and are therefore completely committed to producing high-quality, dependable work in order to strengthen the client relationship.

FOR OUR SHAREHOLDERS

Our external shareholders can rest assured that, as fellow owners, all of CGI's members have their mutual interests at heart, i.e. a desire to see the company grow and the drive to execute each contract in a way that will yield the targeted profit margin. This also impacts business development, for, as shareholders, our members strive to promote the company's growth, but will not sacrifice profitability by submitting counter-productive bids. And finally, shareholders are also assured that all of our members will manage the company's costs as if they were their own.

FOR OUR MEMBERS

As members and shareholders, we feel above all that the growth in value, which we are contributing to, does provide us with a lucrative return over the long term. It is indeed more stimulating to work for a company that values the sharing of wealth. This also guarantees greater transparency in the management of the company. Because we must communicate our financial results to everyone, all of CGI's managers are more accountable to the people they lead and are more likely to involve them in the decision process. We believe that our approach to corporate ownership fosters greater overall dynamism and cohesiveness of action. This also allows us to attract and retain individuals with a genuine desire to build and develop the company.

6.	PROMOTING ROBUST, HEALTHY AND SUSTAINED GROWTH TO THE BENEFIT OF ALL STAKEHOLDERS

Robust, healthy and sustained growth is vital to the company's success. Much of our clientele consists of large companies with operations extending over many countries. We are committed to serving these clients well, often through long-term relationships that require us to deploy professionals in sufficient numbers where clients operate. The growth of our clients' business requires that we grow with them. Also, as a result of our success, an increasing number of clients call upon us to provide them with services. Robust growth is therefore intrinsic to the nature of the business we are in.

Growth is not only a vital component of our activities and essential to our clients, it also benefits our members. It provides them with an opportunity to embark upon new and stimulating challenges and develop their own potential. And growth, when financially healthy and profitable, clearly benefits all of our shareholders (including our member shareholders) through the value it generates.

To maintain healthy and sustained growth, it is important that the companies or groups that join our ranks be welcomed and well integrated into our operations. In order to succeed in its growth strategy, CGI has developed its integration capability into a core competency. This capacity to integrate is based on three main axes. The first axis is aimed primarily at welcoming newcomers, answering their legitimate questions, confirming their new conditions of employment and, above all, allowing them to discover CGI by sharing its dream and values. The second axis is directed towards establishing the various synergy goals linked to an acquisition or an outsourcing deal. This encourages all parties to understand that this combination of strengths offers new, stimulating opportunities. The third axis is aimed at assuring the organizational transition and a rapid transfer to the CGI Management Foundation, especially with regards to the Quality System.

It follows that there ought to be an equilibrium of interests among all of the company's core stakeholders: clients, members and shareholders.

It is of course also essential that, as it grows, our company continues to act as a responsible corporate citizen by respecting and supporting the communities in which it operates and by respecting the environment.

The following are a few concrete examples of how this balanced approach promotes the healthy and sustained growth of CGI:

•  We must ensure, at every step of our growth, that we preserve the quality of the services we offer to our current and future clients.

•  We must also ensure that our members are adequately prepared to face the new challenges we offer them and that they have the resources needed to accomplish their work.

•  Growth must not come at the expense of the communities where we do business, or of the environment in general. In fact, we are committed to participating in the development of these communities and the protection of the environment.

•  We strive to ensure that our growth and development efforts provide short-term benefits without negatively impacting our long-term performance. We believe this also to be in the best interests of our shareholders.

When the above conditions are met, robust, healthy, balanced and sustainable growth will follow.

7.	IMPLEMENTING A MANAGEMENT MODEL ALIGNED WITH OUR DREAM AND VALUES

CGI's dream is being fulfilled every day through the constant efforts of our members who share and believe in this dream. It is also achieved through a disciplined management approach that is based on the company's objectives to produce high quality work for its clients, promote the development of its members and provide high value to its shareholders.

10

2.

CGI Management Foundation

CGI Management Foundation

INTRODUCTION

In the above diagram, we have assembled the key elements that define and guide the management of CGI. For this reason, these elements have been called the CGI Management "Foundation." They reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the CGI Management Foundation and deserve to be emphasized:

1)	the primacy of the dream, the mission, the vision and the values of the company;

2)	the equilibrium between the legitimate interests of our clients, members and shareholders;

3)	the balance between the need to assure cohesiveness and rigour in the management of the company and the commitment to promote autonomy, initiative and entrepreneurship.

The CGI Management Foundation intends to guide rather than prescribe.

Thus, it offers a certain amount of freedom in order to remain focused on our essential goal: to provide high-quality services truly adapted to our clients' needs.

12

We will now examine the individual elements of the Foundation.

DREAM, MISSION, VISION, VALUES, QUALITY POLICIES, STRATEGIC DIRECTIONS AND PLANS

The first section of the diagram aims at ensuring that all decisions are well aligned on the dream, mission, vision and values of the company. These are described in the first section of this document.

The next component is our Quality Policy. It has earned ISO 9001 certification, which requires that CGI demonstrate every year to external evaluators that its Quality Policy is applied across all of its operations.

The final component of this uppermost section focuses on Strategic Directions and Plans. These are established on an annual and triennial basis according to a rigorous process that includes extensive participation from within the company as well as from our clients and our shareholders. The emphasis placed on involving all business units and corporate services in the planning process helps ensure that the objectives established and methods selected are shared by all to the fullest extent possible and that they generate enthusiastic commitment in their implementation.

GOVERNANCE POLICIES AND FRAMEWORKS, HUMAN RESOURCES POLICIES, FINANCIAL POLICIES AND ORGANIZATIONAL MODEL

The first component of the second section refers to the company's governance policies and frameworks. These policies and frameworks are comprised of the following documents:

1)	The Charters of the Board of Director and its committees;
2)	the Codes of Ethics, to which members, officers and directors of the company must adhere;
3)

the Operations Management Framework, which outlines the delegation framework with respect to decision making (e.g. who may authorize and sign a million dollar proposal; who may authorize promotion to a vice-president's position).

The second component involves human resources policies. All new members of the CGI team are asked to read You and CGI, which outlines all of the company's human resources policies, from compensation and training to career development.

13

The third component focuses on financial policies. It covers how we determine our profitability objectives, target ratios (e.g. profit margins, maximum percentage allotted to certain expenses), how and when our financial results are prepared, the rules governing disclosure of results, etc. These policies and rules are outlined in a document under the responsibility of the Chief Financial Officer, and the most pertinent elements are communicated to all of our members.

Finally, the organizational model favoured by CGI is one that provides considerable autonomy to our business units. This model consists of creating business units in major cities in the regions that we serve. We also put a high priority on establishing solid business relationships within these regions, particularly with the decision makers from the companies operating in these cities. Each of these "metropolitan" business units is structured according to the key economic sectors served by CGI (finance, telecommunications, etc.). The implementation of a service offering for clients which have operations in multiple regions or countries is achieved through collaboration among business units, which, in the case of large contracts and particularly those involving outsourcing, can result in entire business units being dedicated to our major clients or to groups of clients who share the same needs. Consulting services and centres of expertise throughout CGI ensure that knowledge, strategies and leading-edge solutions are shared within the entire company.

BUSINESS UNIT PROCESSES AND PARTNERSHIP MANAGEMENT FRAMEWORKS

The Business Unit Processes explain how the Client Partnership Management Framework and the Member Partnership Management Framework are applied locally in each business unit. They also describe how business development activities and other initiatives crucial to the smooth operation of each business unit should be managed.

The activities at the core of the operational management of CGI are aligned onto three management frameworks: the Client Partnership Management Framework, the Member Partnership Management Framework and the Shareholder Partnership Management Framework. These frameworks are the cornerstones of a continuous improvement process that is supported by the documentation and the systematic, audited application of our best

14

practices. The process is also constantly fuelled by client, member and shareholder evaluations of our activities and performance.

The first is the Client Partnership Management Framework. CGI's leadership position in its industry is contingent upon its ability to deliver services of the highest quality to its clients at competitive prices and within the established time frames. The Client Partnership Management Framework is the basis of how we manage our relationships with our clients. For each of type of mandates (outsourcing, projects, and consulting services), this framework guides our teams in the achievement of all phases of their work, from the proposal to its completion of the mandate. It is based not only on our best practices, but also relies on the industry's best standards and practices. A rigorous, regular program to evaluate the satisfaction of our clients allows us to measure our progress and continuously improve our practices. This evaluation is conducted on a face-to-face basis with the client, who must sign the evaluation. Each year, CGI establishes improvement objectives based on the results obtained the previous year.

The Member Partnership Management Framework guides all of our managers through the communications and dialogue activities they have with their teams. This cycle begins with welcoming activities and is followed by informal meetings, team meetings at various levels, career planning and performance reviews. We measure the satisfaction of our members annually through a survey conducted by an outside firm. Members can also use the survey to communicate their observations and suggestions to the head of their business unit or the CGI executive team. The results are published, and commitments are made by the leaders of both the business units and the company itself to address the comments submitted and make needed improvements.

The Shareholder Partnership Management Framework describes our information and relationship program with our investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results.

The final section refers to the way we measure our results. First and foremost, we systematically measure the satisfaction levels of active clients regularly. We also measure member satisfaction annually, and we are currently developing a shareholder satisfaction measurement tool.

15

3.

Documents and Policies Pertaining to Corporate Governance

Documents and Policies Pertaining to Corporate Governance

3.1 Charter of the Board of Directors

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

1.	INTERPRETATION

"Accounting or Related Financial Experience" means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

"Financially Literate" means the ability to read and understand a balance sheet, an income statement, a cash-flow statement and the notes attached thereto.

"Independent Director" means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

2.	OBJECTIVES

The overall stewardship of the Company is the responsibility of the Board of Directors. To do so, it may delegate certain of its authority and responsibilities to committees and management and reserve certain powers to itself. Nonetheless, it will retain full effective control over the Company.

3.	COMPOSITION
3.1

The majority of the Board of Directors shall be comprised of Independent Directors. The application of the definition of Independent Director to the circumstances of each individual director is the responsibility of the Board of Directors which will disclose on an annual basis whether it is constituted with the appropriate number of directors which are Independent Directors and the basis for its analysis. The Board of Directors will also disclose which directors are Independent Directors or not and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Company.

17

3.2

The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company's best interests. Each director shall comply with the Company's formal code of ethics and business conduct that governs the behaviour of members, directors and officers and shall complete and file annually with the Company any and all documents required pursuant to such formal code of ethics and business conduct with respect to conflict of interests. This matter will also be reviewed annually by the Corporate Governance Committee. The Board of Directors will monitor compliance with said code as well as with the Company's executive code of conduct applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions within the Company. The Board will also be responsible for the granting of any waivers from compliance with the codes for directors and officers. The Board of Directors will disclose in due time the adoption of such codes as well as all waivers and specify the circumstances and rationale for granting the waiver.

3.3

The Board of Directors, following advice of its Corporate Governance Committee, is responsible for evaluating its size and composition and establishing a Board comprised of members who facilitate effective decision-making. The Board of Directors has the ability to increase or decrease its size.

3.4

The membership of the Board of Directors will include a sufficient number of individuals who are Financially Literate and who have Accounting or Related Financial Experience to ensure that at least one member of its Audit Committee has Accounting or Related Financial Experience and that all members of such committee are Financially Literate.

3.5

A director who makes a major change in principal occupation will forthwith disclose this fact to the Board of Directors and will offer his or her resignation to the Board of Directors for consideration. It is not intended that directors who retire or whose professional positions change should necessarily leave the Board of Directors. However, there should be an opportunity for the Board of Directors to review the continued appropriateness of the Board of Directors membership under such circumstances.

18

3.6

The Board of Directors is responsible for approving new nominees to the Board. New directors will be provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director will be tailored to that director's individual needs and areas of interest. The prospective candidates should fully understand the role of the Board of Directors and its committees and the contribution expected from individual directors and the Board of Directors will ensure that they are provided with the appropriate information to that effect. In addition, the Board of Directors will ascertain and make available to its members, when required, continuing education as per the business and operations of the Company.

4.	RESOURCES
4.1	The Board of Directors will implement structures and procedures to ensure that it functions independently of management.
4.2

The Board of Directors appreciates the value of having certain members of senior management attend each Board of Directors meeting to provide information and opinion to assist the directors in their deliberations. The Chief Executive Officer will seek the Board of Directors' concurrence in the event of any proposed change to the management attendees at Board of Directors meetings. Management attendees will be excused for any agenda items which are reserved for discussion among directors only.

5.	RESPONSIBILITIES AND DUTIES

The principal responsibilities and duties of the Board of Directors include the following, it being understood that in carrying out their responsibilities and duties, directors may consult with management and may retain external advisors at the expense of the Company in appropriate circumstances. Any engagement of external advisors shall be subject to the approval of the Chairman of the Corporate Governance Committee.

5.1	General Responsibilities
5.1.1

The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Chief Executive Officer and other members of senior management.

5.1.2

The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company's strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company's business.

19

5.1.3

As part of the responsibility of the Board of Directors to oversee management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.

5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5

The officers of the Company, headed by the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board of Directors with respect to long term strategic, financial, organizational and related objectives.

5.1.6

The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Chief Executive Officer in particular.

5.1.9

The Board of Directors is responsible for overseeing a Communication Policy for the Company. In doing so, the Board of Directors will ensure that the policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.

5.1.10	The Board of Directors will oversee the integrity of the Company's internal control and management information systems.

5.1.11

The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company's consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:

i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.

5.1.13	The Board of Directors will also receive reports and consider:

i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors' committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.

5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15

The Board of Directors will, together with the Chief Executive Officer, develop a position description for the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer's performance in relation to such objectives.

5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee's mandate.

5.2	Annual Assessment of the Board of Directors

The Board of Directors will annually review the assessment of the Board of Directors' performance and recommendation provided by the Corporate Governance Committee. The objective of this review is to increase the effectiveness of the Board of Directors and contribute to a process of continuous improvement in the Board of Directors' execution of its responsibilities. It is expected that the result of such reviews will be to identify any areas where the directors and/or management believe that the Board of Directors and/or the directors individually could make a better contribution to the affairs of the Company. The Board of Directors will take appropriate action based upon the results of the review process.

5.3	Committees

5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2

Each committee operates according to a Board of Directors approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chairman of the committee.

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7

The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee and the Chairman of the Board as well as the skills and desires of individual Board members, all in accordance with the mandates of such committees approved by the Board.

22

5.3.8

The Audit Committee shall be composed only of Independent Directors. All members of the Audit Committee shall be Financially Literate and at least one member shall have Accounting or Related Financial Experience.

5.4	Lead Director

5.4.1

The Lead Director shall be an Independent Director. He will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3

The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company's affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5

The Lead Director shall chair the Corporate Governance Committee and shall chair Board meetings when the Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

5.4.9	The Lead Director shall, in conjunction with the Chairman and Chief Executive Officer, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Chairman and Chief Executive Officer and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board Mandate

In order to ensure that this mandate is kept current in the light of changes which may occur in corporate practice or the structure of the Company, the Board of Directors will annually reconfirm this mandate or initiate a review to revise it.

5.6	Board of Directors Compensation

The Human Resources Committee will review the adequacy and form of compensation of the senior management and directors each year. The Committee shall make recommendations to the Board of Directors for consideration when it believes changes in compensation are warranted. Furthermore, the Board of Directors will ensure the compensation realistically reflects the responsibility and risk involved in being a director.

6.	COMMUNICATIONS POLICY

6.1

The Board of Directors will consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary and otherwise. However, the Board of Directors believes that it is the function of the management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. It is expected, if communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response.

6.2

The Board of Directors has the responsibility for monitoring compliance by the Company with the corporate governance requirements and guidelines of the Toronto Stock Exchange and the New York Stock Exchange. The Board of Directors will approve the disclosure of the Company's system of governance and the operation of such system.

3.2 Charter of the Corporate Governance Committee

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

1.	INTERPRETATION

"Committee" means the Corporate Governance Committee of the Board of Directors of the Company.

"Independent Director" means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee is responsible for: (a) developing the Company's approach to Board governance issues and the Company's response to the corporate governance guidelines; (b) reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board of Directors of the Company and management.

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2

The Board of Directors shall appoint the Lead Director as the Chairman of the Committee. If the Chairman is absent from a meeting, the members shall select a Chairman from those in attendance to act as Chairman of the meeting.

4.	MEETINGS

4.1

Meetings of the Committee shall be held at the call of the Chairman, but not less than twice annually. Meetings of the Committee may be called by the Chairman of the Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than a majority of the members of the Committee from time to time.

4.3	Notice of each meeting shall be given to each member, to the Chief Executive Officer and to the Executive Vice-President and Chief Corporate Officer of the Company.

4.4

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.
5.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:
5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.
(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.
(iv)	The effectiveness of the committee is assessed on a regular basis.
(v)	The committee's structure and mandate is appropriate and adequate to support the discharge of the committee's responsibilities.
(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.
5.1.1.2	Works with the Chairman of the Board and Corporate Secretary to set the calendar of the committee's regular meetings.
5.1.1.3	Has the authority to convene special meetings as required.
5.1.1.4	Sets the agenda in collaboration with the Chairman of the Board and the Corporate Secretary.
5.1.1.5	Presides at meetings.
5.1.1.6	Acts as liaison with management with regard to the work of the committee.
5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

Board Members

5.2.1

Review criteria regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors and as to criteria to determine "relatedness" as well as profile of the Board of Directors (age, geographical representation, disciplines, etc.) and establish a Board of Directors comprised of members who facilitate effective decision-making.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3

Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; and assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

5.2.6

Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7

Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Chairman of the Committee.

Director Orientation

5.2.8

As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.

Compliance

5.2.9	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.10	Review proposed amendments to the Company's by-laws before making recommendations to the Board of Directors.

Codes of Business Conduct

5.2.11

Periodically review and make recommendations to the Board of Directors with respect to the Company's formal code of ethics and business conduct for its members, directors and officers and its executive code of conduct applicable to the Company's principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.12

Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.

Corporate Governance Principles

5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

5.2.14	In conjunction with the Chairman of the Board of Directors, recommend to the Board of Directors the membership and chairmen of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

28

5.2.16

Advise the Board of Directors on the disclosure to be contained in the Company's public disclosure documents, such as the Company's annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.17	Generally advise the Board of Directors on all other matters of corporate governance.

External and Internal Resources

5.2.18	Retain such independent external advisors as it may deem necessary and advisable for its purposes.
5.2.19	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.
5.2.20	Have adequate resources to discharge its responsibilities;
5.2.21	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.
5.2.22

The Chairman of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

Shareholder Proposals

5.2.23	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Chief Executive Officer, as appropriate.
5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of themandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

3.3 Charter of the Human Resources Committee

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

1.	INTERPRETATION

"Committee" means the Human Resources Committee of the Board of Directors of the Company.

"Independent Director" means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee is responsible for reviewing and making recommendations to the Board of Directors of the Company for the appointment of Senior Executives of the Company and for determining terms of employment of Senior Executives. It shall also perform functions such as reviewing succession planning and matters of compensation as well as such other matters the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors of the Company from time to time.

3.	COMPOSITION
3.1	The Committee shall be composed of a majority of Independent Directors.

3.2

The Board of Directors shall appoint one of the Independent Directors as the Chairman of the Committee. If the Chairman is absent from a meeting, the members shall select a Chairman from those in attendance to act as Chairman of the meeting.

4.	MEETINGS
4.1

Meetings of the Committee shall be held at the call of the Chairman, but not less than three times annually. Meetings of the Committee may be called by the Chairman of the Committee, the Chairman of the Board of Directors or the Chief Executive Officer.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than a majority of the members of the Committee from time to time.
4.3	Notice of each meeting shall be given to each member, to the Chief Executive Officer and to the Executive Vice-President and Chief Corporate Officer of the Company.
4.4

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.
5.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee's structure and mandate is appropriate and adequate to support the discharge of the committee's responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.
5.1.1.2	Works with the Chairman of the Board and Corporate Secretary to set the calendar of the committee's regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.
5.1.1.4	Sets the agenda in collaboration with the Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

5.2.1

The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources planning, compensation of members of the Board of Directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officers appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:

5.2.2.1

Management's succession plans for Executive Officers, with special emphasis on the Chief Executive Officer succession, and including specific development plans and career planning for potential successors;

5.2.2.2	Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Chief Executive Officer;

5.2.2.3

Recommendations to the Board of Directors for the appointment of the Chief Executive Officer and other Executive Officers, corporate objectives which the Chief Executive Officer and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the Chief Executive Officer against these objectives, monitoring of the Chief Executive Officer's performance and providing advice and counsel in the execution of his duties;

32

5.2.2.4

Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Chief Executive Officer of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the Chief Executive Officer;

5.2.2.5

Remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Chief Executive Officer;

5.2.2.6	Employment and termination arrangements for senior management;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8	Appointment of new officers as appropriate;

5.2.2.9	Significant organizational changes;

5.2.2.10	The Committee's proposed executive compensation report to be contained in the Company's annual proxy circular;

5.2.2.11	Management development programs for the Company;

5.2.2.12	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

5.2.2.13

Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.

5.2.3

The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors including those relating to compensation of officers and senior employees and the manpower resources of the Company.

5.3	Other Responsibilities

5.3.1	The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

3.4	Charter of the Audit and Risk Management Committee

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

1.	INTERPRETATION

"Accounting or Related Financial Experience" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

"Committee" means the Audit and Risk Management Committee of the Board of Directors of the Company.

"Financially Literate" means the ability to read and understand a balance sheet, an income statement, a cash-flow statement and the notes attached thereto.

"Independent Director" means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee will assist the Board of Directors in fulfilling its oversight responsibilities. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, the internal auditors and the external auditors.

3.	COMPOSITION
3.1	The Committee shall consist solely of Independent Directors, all of whom shall be Financially Literate and at least one of whom shall have Accounting or Related Financial Experience.

35

3.2

Following each annual meeting of shareholders, the Board of Directors shall elect three or more directors, who shall meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange as well as the other similar requirements under applicable securities regulations, to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

3.3

The Board of Directors shall appoint one of the members of the Committee as the Chairman of the Committee. If the Chairman is absent from a meeting, the members shall select a Chairman from those in attendance to act as Chairman of the meeting.

4.	MEETINGS AND RESOURCES
4.1

Regular meetings of the Committee shall be held quarterly. Special meetings of the Committee may be called by the Chairman of the Committee, the external auditors, the Chairman of the Board of Directors of the Company or the Chief Financial Officer of the Company.

4.2

The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than a majority of the members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3

Notice of each meeting shall be given to each member, the external auditors, the Chairman of the Board of Directors of the Company, the President and the Chief Financial Officer of the Company, any or all of whom shall be entitled to attend. Notice of each meeting shall also be given, as the case may be, to the internal auditor who shall also attend whenever requested to do so by the Chairman of the Committee or the Secretary.

4.4

Notice of meeting may be given orally or by letter, telephone facsimile transmission, telephone or electronic device not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting. The notice need not state the purpose or purposes for which the meeting is being held.

36

4.5

Opportunities should be afforded periodically to the external auditors and, as the case may be, to the internal auditor and the senior management to meet separately with the Committee. In addition, the Committee may meet in camera, with only members of the Committee present, whenever the Committee determines that it is appropriate to do so.

4.6

The Committee shall have the authority to retain special legal counselling, accounting or other consultants as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee at the Company's expense.

4.7	The Secretary of the Company or designate of the Secretary shall be the Secretary of all meetings of the Committee and shall maintain minutes of all meetings and deliberations of the Committee.
5.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee's structure and mandate is appropriate and adequate to support the discharge of the committee's responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Chairman of the Board, the Chief Financial Officer and the Corporate Secretary to set the calendar of the committee's regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.
5.1.1.4	Sets the agenda in collaboration with the Chairman of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.5	Presides at meetings.
5.1.1.6	Acts as liaison with management with regard to the work of the committee.
5.1.1.7	Reports to the Board concerning the work of the committee.
5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

While the Committee has the responsibilities and powers set forth below, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate. This is the responsibility of management and the external auditors. Nor is it the duty of the Committee to conduct investigations, or to assure compliance with laws and regulations. The Committee shall review disagreements, if any, between management and the external auditors and shall make recommendations to resolve such disagreements. In the event that any such disagreement persists, the matter will be referred by the Committee to the Board of Directors for a final determination.

5.3	Review of Mandate of the Committee

The Board of Directors and the Committee shall review and reassess the adequacy of this mandate on an annual basis.

5.4	Publicly Disclosed Financial Information

5.4.1	The Committee shall review and recommend for approval by the Board of Directors, before release to the public:
5.4.1.1	interim unaudited financial statements;
5.4.1.2	audited annual financial statements, in conjunction with the report of the external auditors;
5.4.1.3

all public disclosure documents containing audited or unaudited financial information, including any prospectus, the annual information form and management's discussion and analysis of financial condition and results of operations, as well as related press releases, including earnings guidance; and
5.4.1.4	the compliance of management certification of financial reports with applicable legislation and attestation of the Company's disclosure controls and procedures.

5.4.2

The Committee shall review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

5.4.3

In its review of financial statements, the Committee should obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

5.4.4

In its review of financial statements, the Committee should review unusual or extraordinary items, transactions with related parties, and adequacy of disclosures, asset and liability carrying values, income tax status and related reserves, qualifications, if any, contained in letters of representation and business risks, uncertainties, commitments and contingent liabilities.

5.4.5

In its review of financial statements, the Committee shall review the appropriateness of the Company's significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

5.5	Financial Reporting and Accounting Trends

The Committee shall:

5.5.1	Review and assess the effectiveness of accounting policies and practices concerning financial reporting;

5.5.2

Review with management and with the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

5.5.3	Question management and the external auditors regarding significant financial reporting issues discussed and the method of resolution; and

5.5.4	Review general accounting trends and issues of accounting policy, standards and practices which affect or may affect the Company.

5.6	Internal Controls
5.6.1

The Committee shall review and monitor the Company's internal control procedures, programs and policies, and assess the adequacy and effectiveness of internal controls over the accounting and financial reporting systems, with particular emphasis on controls over computerized systems.

5.6.2	The Committee shall review:
5.6.2.1	The evaluation of internal controls by the external auditors, together with management's response;
5.6.2.2	The report issued by the internal auditor and management's response and subsequent follow-up to any identified weakness;
5.6.2.3	The working relationship between management and external auditors;
5.6.2.4	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;
5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and
5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.
5.6.3

The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;
5.7.2	Review the adequacy of the Company's internal audit resources; and
40

5.7.3	Ensure the internal auditor has ongoing access to the Chairman of the Committee as well as all officers of the Company, particularly the Chairman of the Board of Directors and the President.

5.8	External Auditors
5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.
5.8.2

The Committee shall receive periodic reports from the external auditors regarding the auditors independence, discuss such reports with the auditors, and if so determined by the Committee, recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors.

5.8.3

The Committee shall take appropriate steps to assure itself that the external auditors are satisfied with the quality of the Company's accounting principles and that the accounting estimates and judgments made by management reflect an appropriate application of generally accepted accounting principles.

5.8.4

The Committee shall undertake private discussions on a regular basis with the external auditors to review, among other matters, the quality of financial personnel, the level of co-operation received from management, any unresolved material differences of opinion or disputes with management regarding financial reporting and the effectiveness of the work of the internal audit.

5.8.5

The Committee shall review the terms of the external auditors' engagement and the appropriateness and reasonableness of the proposed audit fees as well as the compensation of any advisors retained by the Committee.

5.8.6

The Committee shall review any engagements for material non-audit services provided by the external auditors or their affiliates, together with the fees for such services, and consider the impact of this on the independence of the external auditors. The Committee shall determine which non-audit services the external auditors are prohibited from providing.

5.8.7

When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by regulations and the planned steps for an orderly transition.

5.8.8	The Committee shall review all reportable events, including disagreements, unresolved issues and consultations on a routine basis whether or not there is to be a change of auditors.

5.8.9

When discussing auditor independence, the Committee will consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.

5.9	Audit Procedures
5.9.1

The Committee shall review the audit plans of the internal and external audits, including the degree of co-ordination in those plans, and shall inquire as to the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. The audit plans should be reviewed with the external auditors and with management, and the Committee should recommend to the Board of Directors the scope of the external audit as stated in the audit plan.

5.9.2

The Committee shall review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

5.9.3	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors, and management's response and subsequent follow-up to any identified weakness.

5.10	Risk Management and Other Responsibilities
5.10.1

The Committee shall put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters including the anonymous submission by employees of concerns respecting accounting or auditing matters.

5.10.2

The Committee shall review such litigations, claims, transactions or other contingencies as the internal auditor, external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company's risk management programs and comprehensive computer disaster recovery plans.

5.10.3	The Committee shall review the policy on use of derivatives and monitor the risk.
42

5.10.4	The Committee shall review the related party transactions in line with the New York Stock Exchange rules and regulations and those of any other applicable exchange or regulator.
5.10.5	The Committee shall review assurances of compliance with covenants in trust deeds or loan agreements.
5.10.6	The Committee shall review business risks that could affect the ability of the Company to achieve its business plan.
5.10.7	The Committee shall review uncertainties, commitments, and contingent liabilities material to financial reporting.
5.10.8	The Committee shall review the effectiveness of control and control systems utilized by the Company in connection with financial reporting and other identified business risks.
5.10.9	The Committee shall review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.
5.10.10	The Committee shall review material valuation issues.
5.10.11

The Committee shall review the quality and accuracy of computerized accounting systems, the adequacy of the protections against damage and disruption, and security of confidential information through information systems reporting.

5.10.12	The Committee shall review material matters relating to audits of subsidiaries.
5.10.13	The Committee shall review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as auditor.
5.10.14	The Committee shall review any legal matters that could have a significant impact on the financial statements.

5.10.15	The Committee shall consider other matters of a financial nature it feels are important to its mandate or as directed by the Board of Directors.
5.10.16	The Committee shall report regularly to the Board of Directors on its proceedings, reviews undertaken and any associated recommendations.
5.10.17	The Committee shall have the right, for the purpose of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.11	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

44

4.

Codes of Ethics

Codes of Ethics

4.1 Code of Ethics and Business Conduct

for members, officers and directors of CGI

To the CGI Team

This Code of Ethics and Business Conduct is based on the values and philosophy that have guided CGI successfully since the Company's inception in 1976. It constitutes a unique repository where the combination of CGI policies, guidelines, principles of conduct and best practices have been regrouped under one umbrella document, for the benefit of our members, officers and directors.

CGI's operations have grown significantly and now extend worldwide, and our business environment has become increasingly competitive and complex. The scope and pace of our business requires us to make quick and informed decisions, in a manner consistent with our values.

This Code provides guidance - and a global view - for CGI members and officers to consistently achieve the professionalism that has earned our Company an enviable reputation among our clients and within our industry. It also provides guidance for CGI directors when acting for the Company.

This Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI's members, officers and directors may face in their duties and provides the basic principles to guide their actions. CGI recognizes the importance of supporting these individuals as ethical issues arise, and has an open door policy for resolving such issues with integrity.

Upon joining CGI, all members, as part of their employment contract, undertake to observe this Code in all aspects of their work. Furthermore, annually, all members shall renew such undertaking.

We must always behave responsibly and in line with the Company's core values when working on behalf of CGI for its clients and other stakeholders. By preserving our personal integrity and the professional reputation of CGI, I am confident that together we will succeed in achieving the Company's mission and vision.

Serge Godin

Chairman and Chief Executive Officer

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Code of Ethics and Business Conduct. This Code should therefore be read in conjunction with Chapter 1.

1.	VALUES, PHILOSOPHY, MISSION AND VISION

VALUES

CGI has always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on six core values that reflect its approach to business. These values are: quality and partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength and corporate social responsibility. These values are at the heart of CGI's success. They ensure that CGI takes a long-term view on business issues, and it builds long-lasting partnerships with its clients.

PHILOSOPHY

The success of CGI Group Inc. and its subsidiaries is based on the knowledge, creativity and commitment of its members. CGI ensures this success by recruiting the most qualified people available. CGI's members share in the risks and rewards of CGI's business as partners of CGI and are committed to its objectives. They take a disciplined approach to their work and constantly strive for excellence to achieve the best results for every client. In exchange, CGI strives to recognize the value of its members by offering them a stimulating work environment that fosters their personal and professional development.

MISSION

The mission of CGI is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management.

In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

VISION

Our vision is to be a world class IT and business process services leader helping our clients win and grow.

2.PURPOSE AND SCOPE OF THE CODE

This Code of Ethics and Business Conduct (the "Code") defines CGI's character and guides the actions and decisions of the salaried employees ("members"), officers and directors of CGI. Compliance with the Code is essential for many reasons and notably to preserve and enhance CGI's reputation and maximize shareholder value. In keeping with CGI's values, the Code outlines the essential rules and guidelines necessary to preserve CGI's enviable reputation among its clients and within its industry. The Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI members, officers and directors may face in their duties. The code is meant to give them a broad and clear understanding of the conduct expected of them, wherever CGI does business.

Should a member be confronted with a situation where further guidance is required, the matter should be discussed with the member's manager. CGI recognizes its obligation to support its members, officers and directors as ethical issues arise.

3.	Members' conduct and behaviour

GENERAL CONDUCT

Upon joining CGI, and annually thereafter, all members undertake, by signing the "Member Commitment to the Code of Ethics and Business Conduct," to abide by the Company Code of Ethics and Business Conduct and related policies and guidelines.

If a member ceases to be employed by CGI for any reason, the Member Commitment specifies which elements continue to apply, namely those related to the confidentiality obligations.

RESPECT AND INTEGRITY

All members of CGI support the Company's philosophy and contribute to CGI's development and good reputation by promoting synergy and teamwork, by expressing their ideas and by adopting the highest standards of service quality and integrity. The members of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for other members of CGI, for its clients and for its suppliers.

LOYALTY

Members are expected to act at all times with diligence and loyalty towards CGI and in such a way as to safeguard CGI's interests. Members should not act in a way or publicly hold a position that might harm the image or reputation of CGI.

RELATIONS WITH CLIENTS

CGI's services often involve visiting or working at a client's place of business. A member working at a client's site must comply with the client's practices and procedures and treat the client's facilities with respect. The member must work as efficiently and meticulously as possible and leave the client's premises and property as he or she found them. As well, members must use the client's information and systems infrastructures for the sole purpose of the client's contract and protect those infrastructures and information at all times.

RELATIONS WITH COMPETITORS

If a member is working with a competitor of CGI on a joint project for a client, the member must avoid any situations that could cause conflicts. The member must respect the roles that the client has assigned to each party and work as a team in the client's best interests. CGI's members also have both an ethical and a legal responsibility to portray the Company's competitors fairly and accurately. CGI does not tolerate its members using improper means for gathering information about its competitors.

MAINTENANCE OF ASSETS

All members of CGI have a responsibility to protect CGI's assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a member of CGI is supplied with any property belonging to CGI or to a third party, the member must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI. More specifically, the members must use CGI's systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI's network and of any external networks that the member uses, and must respect the copyrights protecting any software that the member also uses. As well, members must never use the clients' systems infrastructures, including the clients' software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

At the end of employment, members are required to return all CGI property and assets in their possession to their manager or to a designated CGI representative.

4.	INTEGRITY OF BOOKS AND RECORDS AND COMPLIANCE WITH SOUND ACCOUNTING PRACTICES

PREPARATION OF BOOKS AND RECORDS

Accuracy and reliability in the preparation of all business records is of critical importance to the decision-making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and member records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in CGI's books and records.

FINANCIAL TRANSACTIONS

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all books and records of CGI must be available for audit.

MEMBER RESPONSIBILITIES

In relation to CGI's books and records, members must:

i)	not intentionally cause Company documents to be incorrect in any way;

ii)	not create or participate in the creation of any records that are intended to conceal anything that is improper;

iii)	properly and promptly record all disbursements of funds;

iv)	co-operate with internal and external auditors;

v)	report any knowledge of any untruthful or inaccurate statements or records or transactions that do not seem to serve a legitimate commercial purpose; and

vi)	not make unusual financial arrangements with a client or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction.

BREACHES

Suspected breaches of the Code which directly or indirectly affect CGI's business must be reported to the Chief Financial Officer, Chief Executive Officer or Chairman of the Audit and Risks Management Committee and to CGI's Executive Vice-President and Chief Corporate Officer.

5.CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

DEFINITIONS

Confidential Information

"Confidential Information" means information about the Company's business dealings, development strategies and financial results; products or processes; client lists; vendor lists or purchase prices; cost, pricing, marketing or service strategies; results of research and development work, technical know-how, manufacturing processes, computer software; reports and information related to mergers, acquisitions and divestitures. "Confidential Information" also includes information that relates to intellectual property and may include, but is not limited to: business strategies, product marketing and costing information and information provided by suppliers and competitors. In addition, the way the Company puts publicly-known information together, to achieve a particular result, is often a valuable trade secret.

The following information and documents constitute confidential information or documents of CGI or its clients, as the case may be:

i)	methodologies;

ii)

all information related to: processes, formulas, research and development, products, financials, marketing; names and lists of customers, employees and suppliers as well as related data; computer programs, all software developed or to be developed including flow charts, source and object codes;

iii) all information related to projects undertaken by the Company whether they are merger and acquisition or divestiture projects or projects related to large client contracts, including all information obtained in due diligence initiatives, whether such information pertains to CGI or to any third party; and

iv)	all other information or documents that, if disclosed, could be prejudicial to CGI or its clients.

Intellectual Property

"Intellectual Property" (IP) means patents, copyrights, trademarks, trade secrets and industrial designs of CGI.

NON-DISCLOSURE UNDERTAKING

CGI Confidential Information

During the normal course of business, members will have access to confidential information about CGI. In some cases, the information may affect the value of CGI shares. Each member must protect the confidentiality of all confidential CGI information and documents. Members cannot discuss them away from work, and cannot divulge any confidential CGI information or any information that could harm CGI. Confidential CGI information could include information from other members or information acquired from outside sources, sometimes under obligations of secrecy. Members are expected to use such information exclusively for business purposes and this information must not be disclosed externally without the approval of a member's manager.

Third Party Agreements

In cases where information or records are obtained under an agreement with a third party, such as software licenses or technology purchases, members must ensure that the provisions of such agreements are strictly adhered to so that CGI will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the member involved and/or CGI to serious consequences.

DISCLOSURE GUIDELINES

Insider Information

Confidential information about CGI or other public companies may not be used as a basis for trading in CGI securities, or the securities of any other company in respect of which CGI or its members, consultants or advisers are in possession of insider information. For this purpose, CGI has an established policy regarding the use of insider information and trading in securities. This policy is entitled "Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders" which extends to all directors, officers and, when in possession of Confidential Information, members, those authorized to speak on behalf of CGI and all other insiders. It is designed to protect the integrity of the Company and its directors, officers and members while ensuring compliance with all applicable securities legislation in Canada, the United States and other countries. The law stipulates that insiders may not take advantage of inside information to trade in the securities of a company. Likewise, employees must not provide third parties with any information that would give them an unfair advantage when trading in securities of the company, including client companies or any other company that is the subject of an acquisition, divestiture or client related project.

Material Information

CGI's guidelines on disclosure also cover the disclosure of information with a material impact, defined as any information that, if disclosed to a potential investor, could affect his or her perception of the value of the Company as an investment. Because CGI is a publicly traded company, any information that may have a material impact on CGI's results or on the perception of the value of the stock must be communicated in accordance with CGI's "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders." If a member thinks that he or she is in possession of a piece of information that is not known to management and may have a material impact on the Company, the member must communicate it immediately to either the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Executive Vice-President and Chief Financial Officer or the Executive Vice-President and Chief Corporate Officer, without divulging it to anyone else.

Client Information

Just as CGI's members must protect confidential information about CGI, they must also show discretion at all times with regard to the client's business affairs. Unless a member has the client's express authorization, he or she should never reveal any information that could harm the client's interests and should never use any information that he or she obtains in the course of a project or assignment for any purpose other than that project or assignment. If the client restricts the distribution of certain information within its own organization, the member must comply with those restrictions as well.

Member Information

CGI collects and maintains personal information relating to its members, including medical and benefits information. Access to such information is restricted to CGI personnel on a need-to-know basis. They must ensure that this information is not disclosed in violation of CGI's policies and practices. Personal information is released to outside parties only with the member's approval, except to satisfy the requirements considered by CGI to be appropriate for legal reasons.

Intellectual Property

In the course of their duties, members may develop or create new designs, inventions, systems or processes, products or documents. When these achievements have been made as a direct result of a member's employment with the Company and through use of CGI's resources, they belong to CGI. Moreover, CGI is free to use this work as it so wishes and members cannot use nor divulge, publish or otherwise disseminate it without prior written consent from CGI. Upon request, members will execute documents made necessary to confirm or complete the assignment of rights to CGI. Upon joining CGI, and in Canada only, members agree, by signing the Member Commitment to the Code of Ethics and Business Conduct, to waive their moral rights in favour of CGI.

Suppliers and Partners Information

All information on CGI suppliers and partners is also confidential and must not be disclosed without the express consent of the persons concerned.

6.	Conflicts of interest

DEFINITION

The members of CGI must avoid any actual or apparent conflicts of interest and should never engage in any conduct which is harmful to CGI or its reputation. A conflict of interest exists when a member favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from a member's personal activities or financial affairs may adversely influence the member's judgement in the performance of his or her duties at CGI.

GUIDELINES

The following guidelines provide guidance for members to avoid situations which are or may appear to be in conflict with their responsibility to act in the best interest of the Company.

Financial Interests - A conflict of interest exists when a member who is able to influence business with CGI owns, directly or indirectly, a beneficial interest in an organization which is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI. This does not include the situation where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

Outside Work - When a member, directly or indirectly, acts as a director, officer, employee, consultant or agent of an organization that is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI, there is a conflict of interest. Similarly, a conflict of interest may exist when a member undertakes to engage in an independent business venture or to perform work or services for another entity should that activity prevent such member from devoting the time and effort to the conduct of CGI's business, which his or her position requires.

Gifts or Favours - A conflict of interest will arise when a member, either directly or indirectly, solicits or accepts any gift or favour from any person or organization which is a competitor of CGI, or which has current or prospective business with CGI as a customer, supplier, partner or contractor.

For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Commissions - CGI or its members will never accept any commissions from a third-party vendor when recommending software, hardware or any equipment to a client as part of a service agreement.

Trading with CGI - A conflict of interest may exist when a member is directly or indirectly a party to a transaction with CGI.

Misappropriation of Business Opportunities - A conflict of interest will exist when a member, without the knowledge and consent of CGI, appropriates for his or her own use, or that of another person or organization, the benefit of any business venture, opportunity or potential opportunity about which the member may have learned or that he or she may have developed during the course of his or her employment.

Bribes - Neither CGI nor its members will pay bribes to clients or client representatives to obtain business from them.

REPORTING

If a member thinks that he or she has been placed in a conflict of interest, the member must inform his or her manager and work with him or her to determine how the situation may be corrected.

7.	Laws, statutes and regulations

COMPLIANCE WITH THE LAW

It is CGI's policy to comply, not merely with the letter, but also with the spirit of the law. CGI is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which it carries on business and expects members acting on its behalf to do likewise. Members are also expected to report any situation of concern to CGI's Executive Vice-President and Chief Corporate Officer.

GUIDELINES FOR COMPLIANCE

This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact CGI's activities. Specialized resources - legal, tax, environmental, government relations, personnel - are available within CGI for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

HEALTH AND SAFETY LAWS

CGI is committed to creating and maintaining healthy and safe workplaces for its members. Members are expected to comply with all safety laws, regulations and directives from their managers (which may not necessarily be a law or regulation).

ENVIRONMENTAL LAWS

CGI is committed to preserving and enhancing the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. Members are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

HUMAN RIGHTS LEGISLATION

Every person has the right to equal treatment with respect to employment and the right to be free of discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, pregnancy, record of offences, marital status, social conditions, political beliefs, language, veteran status (U.S. only), family status, disability or means used to overcome a disability. The following are CGI's policies on equal employment opportunity, anti-discrimination and anti-harassment as well as the procedure for reporting any breach or violation of these policies:

i)

Equal Employment Opportunity - CGI is committed to treating all people fairly and equitably, without discrimination. The company has established a program to ensure that groups which are often subject to discrimination are equitably represented within CGI and to eliminate any employment rules and practices that could be discriminatory. CGI regards diversity among its members as a priceless resource and one which enables the Company to work harmoniously with clients from around the world.

ii)

Anti-Harassment and Anti-Discrimination Policies - CGI recognizes that everyone has the right to work in an environment free of sexual, psychological and racial harassment. CGI will do everything in its power to prevent its members from becoming victims of such harassment. CGI defines sexual, psychological or racial harassment as any behaviour, in the form of words, gestures, or actions, generally repeated, that has undesired sexual, psychological or racial connotations, that has a negative impact on a person's dignity or physical or psychological integrity, or that results in that person being subjected to unfavourable working conditions or dismissal.

CGI will prevent any form of harassment or discrimination against job candidates and members on any of the grounds mentioned above, whether during the hiring process or during employment. This commitment applies to such areas as training, performance assessment, promotions, transfers, layoffs, remuneration and all other employment practices and working conditions.

All CGI managers are personally accountable for enforcing this policy and must make every effort to prevent discriminatory or harassing behaviour and to intervene immediately if they observe a problem or if a problem is reported to them.

CGI requires that all members refrain from any form of harassment or discrimination against anyone else. CGI will not tolerate any violations of this policy whatsoever.

iii)

Procedure for Reporting Discrimination or Harassment - Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

COMPETITION ACT

CGI is required to make its own decisions on the basis of its best interest and must do so independent of agreements or understandings with competitors. The Competition Act (Canada) or corresponding provisions of foreign legislation in matters of competition prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers or other practices that restrain competition. It is the responsibility of each manager to comply with the letter and spirit of all competition laws as they apply to CGI.

Should a question or doubt arise with respect to competition-sensitive issues, they must immediately be brought to the attention of CGI's Executive Vice-President and Chief Corporate Officer.

SECURITIES LAWS AND INSIDER TRADING

Members who possess material non-public information may not buy or sell CGI securities while such information remains non-public and must refrain from passing such information on to others, including family and friends. These trading prohibitions apply to members at all levels - not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the member.

"Material non-public information" is non-public information that is significant enough that, if publicly known, is likely to affect the market price of any of CGI's securities. CGI has adopted "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders". Each member, officer and director must abide by the provisions of these guidelines, when applicable.

8.	Member, client, investor and media relations

COMMUNICATIONS IN GENERAL

Communications Policy

i)

Within CGI - CGI's management philosophy demonstrates the value it places on its members' participation in the Company's activities. Communication is a key responsibility of all members. CGI encourages open communication and the sharing of information because it believes its members are its most valuable ambassadors.

ii)

Outside of CGI - CGI also believes in maintaining open communication with its clients, shareholders, the investment community, industry analysts, regulators, the media and other interested parties. Clear and professional communication enables CGI to promote its services and solutions to its various audiences.

Communications within CGI

i)

Member Input - CGI encourages its members to share their opinions and ideas, both at scheduled meetings and in the member surveys circulated for this purpose. Regular team meetings are held in all of CGI's business units, providing opportunities for its members to get to know their colleagues better, to discuss topics of common interest and to receive information about developments both in their business unit and in the company. During the annual tour of all business units, the senior managers of CGI provide a review for the members of the past year's performance and discuss CGI's strategies for the coming year.

ii)

Member Satisfaction Assessment Process - Each year, all members of CGI are asked to participate in the Member Satisfaction Assessment Process (MSAP) by filling out a survey questionnaire. The answers provided in this questionnaire and the comments made in the "Message to the Senior Management" section enable CGI corporate and operational management to improve policies and programs and develop action plans to achieve CGI's objective of becoming the best employer in the industry. Members of CGI can rest assured that their answers and comments on this questionnaire are kept entirely confidential.

iii)

Newsletter, Other Communications and the Intranet site - The purpose of internal communications is to fulfill CGI's promise to provide all members with complete, meaningful, up-to-date information about CGI's activities on an ongoing basis. Examples of ongoing communications initiatives include the member newsletter, Perspectives; quarterly (audio) webcasts, Ontrack, and CGI's enterprise Intranet site, all of which keep the members informed about CGI's current projects and recent successes. CGI's Intranet site is intended to implement an infrastructure that allows CGI to share information and corporate policies with all of its members more rapidly.

Corporate Communications Department

The Corporate Communications department of CGI is responsible for developing and managing the policies and programs for CGI's communications activities both within and outside of the company. The Corporate Communications team's mandate includes the establishment of a corporate identity that includes not only the visual branding, but also how to describe and talk about CGI. CGI's Corporate Communications Program has been designed to focus on three key audiences: members, clients and investors.

World Wide Web site

As a key component of the corporate communications program, the CGI Web site is designed to ensure a flow of information to current and future members, current and prospective clients and investors. CGI's Web site is constantly changing and evolving to achieve CGI's worldwide communication strategy. CGI encourages its members and shareholders to keep up with the latest news on CGI and its activities through CGI's Website at www.cgi.com.

COMMUNICATIONS WITH CLIENTS

i)

Initiatives with Clients - CGI is successful because it works hard at communicating effectively with its clients around the world. A Corporate Identity Manual is available in each of the business units. This manual provides guidelines which must be followed by all members for all external communications. A 'branding' section is posted on the Intranet that supports the overall branding effort, educating members on how best to manage the brand. It also provides rules, as well as tools, for sales collaterals and presentations, advertising, and trade show and conference participation.

ii)

Marketing Materials - A range of marketing materials has been developed in collaboration with leaders across CGI, representing its various business units, industry sectors and areas of expertise. Included are computer-based presentations and brochures about CGI. These materials are available to all members who work directly with the company's clients, and can be located on the company's Intranet site.

COMMUNICATIONS WITH INVESTORS AND MEDIA

CGI strives to maintain strong relations with its shareholders and has developed an integrated program to manage communications with its shareholders as well as with others in the investment community and with the media. As a publicly traded company, CGI must demonstrate discipline in dealing with external audiences. CGI has therefore adopted "Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders." Such guidelines include (i) Timely Disclosure and Prohibition Against Selective Disclosure and (ii) CGI's Corporate Disclosure Policy.

Release of Information

CGI regularly issues news releases in North America, Europe and around the world when it concludes major agreements, signs important contracts or has any other news of general interest or material information. CGI also provides financial information to institutional investors and financial analysts and other interested parties by issuing quarterly financial news releases, quarterly shareholders' reports, annual reports, annual notices and corporate and financial profiles. These documents are distributed through newswires and/or posted on SEDAR and EDGAR, as well as on the CGI Web site. CGI also holds meetings with the investment community and hosts special events, such as its annual "Investor Day" and the annual general meeting of shareholders, where CGI communicates directly with the investment community and shareholders.

Internet Broadcasts

CGI strives to share information democratically by using Internet technology to broadcast its major communication events to all of its shareholders, other investors, analysts and the media. CGI broadcasts live and also archives its annual shareholders' meeting for replay via its Web site. It also broadcasts live and archives its regular and special telephone conferences with investors and analysts to disclose its quarterly financial results and major news. Where possible, it also broadcasts presentations at brokerage-sponsored conferences. CGI strives to give current and prospective shareholders and analysts a transparent picture of CGI. This information helps investors better understand CGI's strategy and strengths, so that its shares will trade on the market at their fair value.

Authorized Spokespersons

Media and investor interaction is the responsibility of authorized CGI spokespersons, who ensure the timely and informed communication of relevant information. All authorized spokespersons must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or non-public material information.

Initiatives

All initiatives related to investor and media communications must be directed through CGI's Executive Vice-President and Chief Corporate Officer. Furthermore, members should make sure that CGI's authorized spokespersons know about any relevant issue of local or national interest that relates to CGI's business, of which they may not be aware.

9.	COMMUNITY ACTIVITIES AND POLITICAL AND PUBLIC CONTRIBUTIONS

CGI respects and supports the right of its members as individuals to participate in both community and political activities outside of work hours. No contributions of any kind may be made by a member to any political party, candidate or campaign on behalf of CGI without the approval of CGI's Executive Vice-President and Chief Corporate Officer. However, CGI may itself make contributions to political parties as permitted by law.

10.	COMPLIANCE WITH THE CODE

MANAGEMENT RESPONSIBILITIES

CGI's managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i)	Copy of the Code - Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)

Assistance - Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)

Enforcement - Taking prompt and decisive action when a violation of the Code has occurred, in consultation with CGI's Executive Vice-President and Chief Corporate Officer. If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.

MEMBER RESPONSIBILITIES

Each member is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition they must abide by the following:

i)	Compliance - CGI's members are expected to comply with the Code and all policies and procedures of the company as well as to actively support CGI's values.

ii)

Preventing and Reporting - Members should take all necessary steps to prevent a Code violation and must immediately report to their manager (i) situations of non-compliance with respect to this Code of which they become aware and (ii) suspected violations of the Code.

iii)

Procedures - All information will, to the extent possible, be received in confidence. It is corporate policy not to take action against a member who reports in good faith unless unusual circumstances warrant such action.

In addition, the Company has set up a procedure for handling anonymous complaints. Members who wish to submit a complaint anonymously should send the complaint to the attention of the Chairman of the Audit and Risk Management Committee, in care of the Corporate Secretary.

iv)

Consequences - Unethical behaviour, violations of this Code and of CGI's other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

PERIODIC REVIEW

Responsibility for the periodic review and revision of the Code lies with CGI's Corporate Governance Committee.

MONITORING COMPLIANCE

The Board of Directors of CGI will monitor compliance with the Code and will be responsible for the granting of any waivers from compliance with the Code for directors and officers of CGI. These waivers will be disclosed publicly in due course by the Board of Directors of CGI who shall also specify the circumstances and rationale for granting the waivers, as the case may be. The Executive Vice-President and Chief Corporate Officer of CGI shall, when deemed appropriate, make reports to the Board of Directors of CGI with respect to compliance with this Code.

QUESTIONS

Questions concerning this Code should be referred to a member's manager who, when warranted, shall report to CGI's Executive Vice-President and Chief Corporate Officer.

4.2 Executive Code of Conduct

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Executive Code of Conduct. This Code should therefore be read in conjunction with Chapter 1.

This Executive Code of Conduct (the "Code") is part of the commitment of CGI Group Inc. ("CGI") to ethical business conduct and practices. This Code reflects CGI's firm commitment, not only to adherence to the law, but also to the highest standards of ethical conduct.

This Code specifically covers CGI's principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the "officers").

1.	HONEST AND ETHICAL CONDUCT

RESPECT AND INTEGRITY

The officers of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for all other employees of CGI, for its clients and for its suppliers.

ETHICS

Supporting CGI's objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:

(i)	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

(ii)	Advance CGI's legitimate interests when the opportunity arises at all times ahead of their own interests;

(iii)	Proactively promote ethical behavior among subordinates and peers; and

(iv)	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.

AVOIDANCE OF CONFLICT OF INTEREST

Officers must avoid any actual or apparent conflicts of interest and should never engage in any conduct that is harmful to CGI or its reputation. Such a conflict would exist when an officer favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from an officer's personal activities or financial affairs may adversely influence the officer's judgment in the performance of his or her duties to CGI.

Officers will not knowingly do business with any parties related to CGI, any of CGI's clients or any firms with which CGI does business if such business would be material or would be outside of normal client related activity.

Officers shall not solicit or accept gifts or favours from related parties, clients or firms with which CGI does business beyond customary courtesies. For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Officers will not perform work or render services for, or knowingly make a material investment in, organizations that compete with CGI or with which CGI does business without appropriate approval from CGI's Executive Vice-President and Chief Corporate Officer.

If an officer thinks that he has been placed in a conflict of interest, the Officer must inform CGI's Executive Vice-President and Chief Corporate Officer.

2.	FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE

ANNUAL AND QUARTERLY REPORTS

Each officer shall read each annual or quarterly report filed or submitted under the applicable securities laws and satisfy himself or herself that the report does not contain any untrue statement of a material fact or omit to state a material fact that is necessary in order for the statements made not to be misleading, in light of the circumstances in which such statements were made.

FINANCIAL STATEMENTS

Each officer shall satisfy himself or herself that the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of CGI as of, and for, the periods presented in the report.

REPORTS TO SECURITIES REGULATORS

Officers shall perform their responsibilities with a view to causing periodic reports filed with securities regulators to contain information which is accurate, complete, fair and understandable and to be filed in a timely fashion.

REPORTING CONCERNS AND COMPLAINTS

An officer who believes it is necessary or appropriate to do so can refer concerns about the quality and scope of financial or related reporting requirements to the Chair of the Audit Committee. Any officer who receives a bona fide material complaint about financial reporting from any employee shall report such complaints to the Audit Committee. Any officer who has disclosed such concerns in good faith shall not face any form of retribution.

3.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The officers are cognizant of their leadership roles within the organization and the importance of compliance with the letter and spirit of applicable laws, rules and regulations relating to financial and related reporting.

4.	COMPLIANCE WITH THE CODE

GENERAL RESPONSIBILITIES

Officers have a special duty to be role models of appropriate business conduct and see that the principles and policies of this Code and other CGI guidelines and policies are upheld.

REPORTING

Any violation or suspected violation of the Code should be personally reported by an officer to CGI's Executive Vice-President and Chief Corporate Officer.

ACCOUNTABILITY

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

4.3	Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders

The present document is divided into three sections. The first section is a summary of the applicable legislation and policies regarding timely disclosure and prohibitions against selective disclosure. The second section is CGI's corporate disclosure policy which is destined to ensure compliance by CGI of the timely disclosure requirements and avoid selective disclosure of material information. Finally, the third section refers to restrictions applicable to transactions in securities of CGI by insiders.

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of these Guidelines on timely disclosure of material information and transactions in securities of CGI by insiders. These Guidelines should therefore be read in conjunction with Chapter 1.

I.	TIMELY DISCLOSURE AND PROHIBITIONS AGAINST SELECTIVE DISCLOSURE[1]

It is fundamental that all persons investing in securities have equal access to information that may influence their investment decisions, therefore placing all participants in the market on an equal footing. The timely disclosure policies of the Toronto Stock Exchange (the "TSX")2 and the New York Stock Exchange (the "NYSE") (collectively, the "Exchanges") and of the Canadian Securities Administrators (the "CSA") (individually, a "Timely Disclosure Policy" and collectively, the "Timely Disclosure Policies") elaborate upon the provisions of the Securities Act (Québec), and the securities legislation of all of the provinces of Canada (collectively, the "Legislation") which require that when a material change occurs which is not generally known, a press release disclosing the substance of the change must be issued.

DEFINITION OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of CGI that results in or would reasonably be expected to result in a significant change in the market price or value of CGI securities (the "CGI Securities"). Material information consists of both "material changes"3 and "material facts"4 relating to the business and affairs of CGI. A material change includes a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable.

[1]	Definitions provided in Sections I and II apply only to those Sections.
[2]

Respectively, the Toronto Stock Exchange Policy Statement on Timely Disclosure, the Listed Company Manual of the New York Stock Exchange (both available on the TSX website) and National Policy 51-201 on disclosure standards and which provide guidance on best disclosure practices.

[3]

A material change is a change in the business, operations or capital of the issuer that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the issuer and includes a decision to implement a change made by the board of directors of the issuer or by senior management of the issuer who believe that confirmation of the decision by the board of directors is probable.

[4]

A material fact is a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of a security of the issuer. The Securities Act (Québec) refers to "privileged information" which is defined as "any information that has not been disclosed to the public and that could affect the decision of a reasonable investor". (Refer to Section III of this document).

It is the responsibility of CGI to determine the materiality of information, as it relates to CGI. When making materiality judgments, CGI should consider factors such as the nature of the information, the volatility of CGI Securities and prevailing market conditions. Ongoing monitoring and assessment of market reaction by CGI to different disclosures will be helpful when making materiality judgments in the future. As a guiding principle, if there is any doubt about whether particular information is material5, the CSA encourage companies to err on the side of caution and release information publicly.

Pursuant to the Timely Disclosure Policy of the TSX, the following examples of corporate developments are likely to constitute material information requiring prompt disclosure:

•	a change in share ownership that may affect the control of the company;
•	a change in the corporate structure such as a merger, an amalgamation or a reorganization;
•	a take-over bid or issuer bid;
•	a major corporate acquisition, disposition or joint venture;
•	a stock split, consolidation, stock dividend or other change in capital structure;
•	the borrowing of a significant amount of funds;
•	the public or private sale of additional securities;
•	the development of a new product and/or a development affecting the company's resources, technology, products or markets;
•	entering into or loss of a significant contract;
•	firm evidence of a significant increase or decrease in near term earnings prospects;
•	an important change in capital investment plans or corporate objectives;
•	a significant change in management;
•	significant litigation;
•	a major labour dispute or a dispute with a major contractor or supplier;
•	an event of default under a financing or other agreement;
•	a declaration or omission of dividends;
•	a call of securities for redemption; and

[5]

U.S. case law has interpreted information to be material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. Also, according to the U.S. case law, information will be considered material if there is a substantial likelihood that a fact "would have been viewed by the reasonable investor as having significantly altered the "total mix" of information available".

67

•

any other development relating to the business and affairs of a company that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on an informed investor's investment decisions.

TIMING OF PUBLIC ANNOUNCEMENT

Pursuant to Timely Disclosure Policies and Legislation, CGI is required to disclose material information concerning its business and affairs immediately upon the information becoming known to management or a development being approved by the Board of Directors, or in the case of information previously known, immediately upon it becoming apparent that the information is material6. Immediate release of material information is necessary to ensure that it is promptly available to all investors and to reduce the risk that persons with access to that information will act upon undisclosed information. The disclosure of material change must be made by way of a broadly disseminated news release that is followed by a material change report filed with the appropriate CSA members.

The announcement of an intention to proceed with a transaction or activity should be made when a decision has been taken to proceed with it by CGI's board of directors or by senior management with the expectation in that case of such decision being further agreed to by CGI's board of directors. However, as discussed below, a corporate development in CGI's affairs in respect of which no firm decision has yet been made, may require immediate disclosure if leaks or rumours of such corporate development are reflected in the market place.

Disclosure of corporate developments must be managed with care and judgment by company officials as the timing of an announcement of material information whether late or premature may affect the credibility and reputation of the company and of the securities market.

In limited circumstances, disclosure of material information may be delayed for reasons of corporate confidentiality.

[6]

Where the material information constitutes a material change, such disclosure must be followed by a material change report filed within ten days of the date on which the change occurred with the relevant securities commissions.

DEALING WITH RUMOURS

Except in certain circumstances, CGI is not required to respond to market rumours. It may choose a "no comment" response to market rumours. An effective way of saying "no comment" is to say, "We do not respond to market rumours". To maintain a consistent "no comment" policy, a company should not selectively comment, even if no significant corporate developments are taking place or the company knows of no reason for unusual market activity. For example, it is an inconsistent (and likely ineffective) use of a "no comment" policy if a company were to say, "There are no significant corporate developments at this time," when such is the case, but respond, "no comment" when material developments or transactions are under consideration. Using a "no comment" policy in this fashion may act as a signal to the market and defeats the purpose of the policy.

If, however, the rumour is about a material change in the company's business, operations or capital or other material information that the company has withheld from general disclosure under its confidentiality privilege, the company's obligation to make immediate disclosure of that change or information will be triggered. In the face of a rumour regarding undisclosed material information, it is impossible for a company to continue a request for confidentiality. In addition, CSA members or stock exchanges may request that a company respond to a rumour if it is the source of the rumour or if market activity indicates that trading is being affected by the rumour.

Upon such a request, prompt clarification or denial of the rumour through a news release will be necessary and, if the rumour is correct in whole or in part, immediate disclosure of the relevant material information should be made. Pending dissemination of a response to such a request, the relevant stock exchanges, or less frequently, the CSA member, may decide to halt trading in securities of the company.

Companies are often asked to respond to rumours or inquiries regarding possible differences in earnings from current Street estimates. When a company has provided no guidance on analysts' earnings estimates, except in certain circumstances, the company is under no obligation to respond to such rumours or inquiries. If it is a company's policy not to comment on analysts' earnings estimates, the company should state this policy in response to any such questions it receives.

If earnings rumours are affecting the company's share price, the company may wish to consider issuing a full news release if it believes earnings will be significantly different than Street expectations, or if it believes the rumours to be false and wants to counter them.

MAINTAINING CONFIDENTIALITY

Pursuant to Timely Disclosure Policies, the withholding of material information may only be justified where the potential harm to CGI or to its investors caused by immediate disclosure may reasonably be considered to exceed the negative consequences of delaying disclosure. Pursuant to the Legislation, CGI will not be required to prepare a press release if senior management has reasonable ground to believe that disclosure would be seriously prejudicial to the interests of CGI and that no transaction in CGI Securities has been or will be carried out on the basis of the information not generally known7. In any case, confidentiality may not be maintained beyond the short term. Furthermore, in any situation where material information is being kept confidential because disclosure would be unduly detrimental to CGI's best interests, CGI's management is responsible for taking every possible precaution to ensure that no trading whatsoever takes place by any insider or any employee of CGI in possession of such information before it is generally disclosed to the public.

If the information that CGI wants to keep confidential is a "material change" in its business, operations or capital, CGI must file a report of that change with the appropriate CSA members on a confidential basis, together with an explanation of the reasons for the non-disclosure. To maintain the confidentiality of the filing, CGI must renew its confidential filing every 10 days in certain jurisdictions.

The Timely Disclosure Policy of the TSX enumerates as follows situations where prompt disclosure might be unduly detrimental to CGI's interests:

•

release of the information would prejudice CGI's ability to pursue specific and limited objectives or complete a transaction or series of transactions that are underway. For instance, premature disclosure of the fact that CGI intends to purchase a significant asset may increase the cost of the acquisition;

•

disclosure of the information would provide competitors with confidential corporate information that would significantly benefit them. Such information may be kept confidential if CGI is of the opinion that the detriment to it resulting from disclosure would exceed the detriment to the market in not having access to the information. A decision to release a new product, or details on the features of a new product, may be withheld for competitive reasons, but such information should not be withheld if it is available to competitors from other sources;

[7]

However, in such circumstances CGI is nonetheless required to file a "confidential" material change report with the securities commissions of British Columbia and Ontario and the reasons why disclosure is being delayed must be provided in writing. If CGI wishes to keep the material information confidential, it must renew the confidential filing every 10 days following such filing.

70

•

disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of these negotiations. It is unnecessary to make a series of announcements concerning the status of negotiations with another party concerning a particular transaction. If it seems that the situation is going to stabilize within a short period, public disclosure may be delayed until a definitive announcement can be made. Disclosure should be made once "concrete information" is available, such as a final decision to proceed with the transaction or, at a later point in time, finalization of the terms of the transaction.

Again, when the disclosure of material information is to be delayed, complete confidentiality must be maintained. In the event that such information has leaked or appears to be impacting the market, CGI must then take immediate steps to ensure that full disclosure to the public is made and contact the Exchanges immediately and ask that trading be halted pending the issuance of a news release.

PROHIBITIONS AGAINST SELECTIVE DISCLOSURE

The Legislation prohibits CGI or any person or company in a special relationship8 with CGI from informing anyone, other than in the necessary course of business, of a material information before it has been generally disclosed. This prohibition is commonly known as "tipping". Tipping is prohibited in order to ensure equal access to, and opportunity to act upon, material information.

The tipping prohibition is very broad. It covers disclosure made by any person in a special relationship with CGI to anyone (other than in the "necessary course of business" as discussed below) and is not limited to communications made to securities market professionals, analysts and institutional investors9.

The tipping provisions however permit an issuer to make a selective disclosure in the necessary course of business. This exception exists so as not to interfere with a company's everyday business. However, whether a particular disclosure has been made in the necessary course of business is dependent on the facts of each case. The CSA set out a list of parties that the necessary course of business exception would generally permit communication to, including:

•vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

•employees, officers and board members;

•lenders, legal counsel, auditors, financial advisors and underwriters;

[8]

Persons in a special relationship with CGI, include, but are not limited to: (a) insiders of CGI; (b) directors, officers and employees of CGI; (c) persons engaging in professional or business activities for or on behalf of CGI; and (d) anyone who learns of material information from someone that is known or should be known to be in a special relationship with CGI.

[9]	The CSA point out that although selective disclosure most often occurs in one-on-one discussions and private meetings, it can occur in a variety of situations including annual meetings.

•	parties to negotiations;

•	labour unions and industry associations; and

•	government agencies and non-governmental regulators; and
•	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the ratings are or will be publicly available).

The CSA advise however that the necessary course of business exception would not generally allow selective disclosure to analysts, the media or institutional investors.

In relying on the necessary course of business exception when disclosing material information, CGI must ensure that those receiving the information are aware that they cannot disclose the information to any other party, other than in the necessary course of business, or trade on the information, until it has been generally disclosed.

The selective disclosure prohibition continues until material information has been "generally disclosed"10.

The CSA encourage issuers to satisfy the general disclosure requirement under the tipping provisions by using one or a combination of news releases through a widely circulated service, press conferences and conference calls where the public is given appropriate notice by news release and may attend or listen. Although issuers are encouraged to file news releases on SEDAR and post information on their website, the CSA point out that currently neither of these methods alone will constitute general disclosure.

If CGI makes an unintentional selective disclosure, it must take immediate steps to ensure that a full public announcement is made. The CSA suggest that, pending issuance of a news release, a company which has made an unintentional selective disclosure shall request a halt trading of its securities and advise anyone with knowledge of the information that it is material and has not been generally disclosed.

Although the Legislation does not provide for a safe harbour for unintentional selective disclosure11, the CSA will look at all of the surrounding circumstances in a selective disclosure enforcement proceeding. Factors that will be considered include:

•	whether and to what extent an issuer has implemented, maintained and followed reasonable selective disclosure policies and procedures ;

[10]

The Legislation does not define the term "generally disclosed". Insider trading jurisprudence however states that information has been generally disclosed when it has been disseminated in a manner calculated to effectively reach the market place and public investors have been given a reasonable amount of time to analyze the information. What constitutes a "reasonable amount of time" will depend on a number of factors including the circumstances in which the event arises, the particulars of the information, the nature of the market for the issuer's securities and the disclosure method used.

[11]	Unlike Regulation FD which will be discussed below.

•	whether any selective disclosure was intentional; and
•	what steps were taken to disseminate information that had been unintentionally disclosed, including how quickly the information was disclosed.

ANNOUNCEMENT AND ISSUANCE OF A PRESS RELEASE

As discussed above, the Timely Disclosure Policies, as well as the Legislation, require that when a material change in CGI's affairs occurs that is likely to have a significant influence on the value or the market price of CGI Securities, and is not generally known, CGI shall immediately prepare and distribute a press release disclosing the substance of the change. The press release should be factual and balanced and avoid unnecessary details, exaggerated reports or promotional commentary. When a press release is to be issued during the trading hours, it is essential that CGI officials notify the Market Surveillance Division of the TSX (which will normally coordinate with the NYSE) prior to the issuance of such press release, in order to permit the Market Surveillance Staff to determine whether trading in any of CGI Securities should be temporarily halted. Normally, a trading halt in a security will only be justified if the announcement of the material information is imminent.

The NYSE Company Manual requires that when an announcement of news of a material event or a statement dealing with a rumour which calls for immediate release is made shortly before the opening or during the market hours, the company's NYSE representative be notified by telephone at least ten minutes prior to the release of the announcement to the news media. To ensure adequate coverage, the news release requiring immediate publicity should be given to Dow Jones & Company, Inc., Reuters Economic Services and Bloomberg Business News.

CGI is also required to release material information to the media by the quickest possible method and by one which provides the widest possible dissemination. Because dissemination of news is essential to ensure that all investors trade on equal information, the responsibility of ensuring appropriate dissemination of news releases belongs to CGI.

DISSEMINATION OF MATERIAL INFORMATION THROUGH WEBSITES

The dissemination of information through a website12 is also subject to the Legislation and Timely Disclosure Policies and the information to be issued through electronic communications must be guided by the same rules as the information disseminated by traditional forms, such as a press release. Consequently, electronic information cannot be misleading to investors (by being incomplete, out of date or by omitting facts) nor of a promotional nature and cannot be used to disseminate material information not yet disclosed to the general public. CGI must regularly review, update or correct, if need be, the information posted on the website. CGI should date all material information posted on its website and should disclaim any duty to update.

[12]	The dissemination of information through a website is governed by the TSX Electronic Communications Disclosure Guidelines (which may be found on the TSX website).

In addition, CGI should either delete outdated information or move it to an archive. If CGI updates or corrects material information on its website, it should take steps to ensure that it properly disseminates that information to the public on a timely basis. No material information is to be disseminated through electronic communications prior to being disseminated on a news wire service.

REGULATION FD

The Securities and Exchange Commission's Regulation FD (Fair Disclosure)13 requires that reporting companies disclose material information through broad public means and not selectively to securities analysts and other market professionals. However, it is to be noted that Regulation FD does not impose an obligation to disclose material non-public information but rather mandates that if such information is disclosed voluntarily, it must be done on a broad non-exclusive basis. Essentially, if an issuer, or any person acting on its behalf discloses material non-public information to specified persons, Regulation FD requires that the issuer must simultaneously (for intentional disclosures) or promptly (for non-intentional disclosures) make public disclosure of that information.

Since CGI is considered under U.S. securities laws to be a foreign private issuer, Regulation FD will not technically apply to it. It is however important to note that Regulation FD is, to some extent, simply a codification of the U.S. Securities and Exchange Commission's (the "SEC") previous position and that selective disclosure of material non-public information about CGI could, in certain circumstances, even if not technically in violation of Regulation FD, expose the person making the disclosure to liability under the SEC's anti-fraud rules under the Exchange Act14.

II.	CGI corporate disclosure policy

CGI's management believes that the implementation and maintenance of a written corporate disclosure policy will promote consistent, appropriate, timely and broadly disseminated disclosure of its material information and reinforce compliance with the Legislation and the Timely Disclosure Policies.

This disclosure policy confirms in writing our existing disclosure policies and practices. Its goal is to raise awareness of the Company's approach to disclosure among the board of directors, senior management and employees.

[13]	Which became effective on October 23, 2000
[14]	The Securities Act of 1934, as amended.

This disclosure policy extends to all employees of the Company, its board of directors, those authorized to speak on its behalf and all other insiders. It covers disclosures in documents filed with the securities regulators, financial disclosure, including management's discussion and analysis (MD&A) and written statements made in the Company's annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company's Web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

DISCLOSURE POLICY COMMITTEE

The board of directors has established a disclosure policy committee (the "Committee") responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices. The Committee consists of the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Executive Vice-President and Chief Financial Officer and the Executive Vice-President and Chief Corporate Officer.

It is essential that the Committee be kept fully apprised of all pending material Company developments in order to evaluate and discuss those events and to determine the appropriateness and timing for public release of information. If it is deemed that material information should remain confidential, the Committee will determine how that inside information will be controlled.

The Committee will identify appropriate industry and Company benchmarks for a preliminary assessment of materiality. Guided by these benchmarks the Committee will use experience and judgement to determine the appropriateness and timing for public release of material information. The Committee will review all core disclosure documents prior to their release or filing, including the Company's MD&A. The Committee will meet quarterly or as conditions dictate and the Vice-President, Investor Relations will keep records of these meetings.

The Committee will review and update, if necessary, this disclosure policy annually or as needed to ensure compliance with changing regulatory requirements. The Committee will report to the board of directors quarterly. The Committee is also responsible for ensuring that Company spokespersons receive adequate training.

NEWS RELEASES

Once the Committee determines that a development is material, it will authorize the issuance of a news release unless the Committee determines that such developments must remain confidential for the time being. If developments are to remain confidential, appropriate confidential filings must be made and control of the inside information must be instituted. Should a material statement inadvertently be made in a selective forum, the Company will immediately issue a news release to fully disclose that information.

If the stock exchanges upon which shares of the Company are listed are open for trading at the time of a proposed announcement, prior notice of a news release announcing material information must be provided to the exchanges' market surveillance departments to enable a trading halt, if deemed necessary by the stock exchanges. If a news release announcing material information is issued outside of trading hours, market surveillance must be notified before the market opens.

Annual and interim financial results will be publicly released immediately following audit committee or board approval of the MD&A, financial statements and notes.

The Vice-President, Investor Relations and Director, Investor Relations must ensure that the material information disclosed in the press release is factual, balanced and complete and avoid including unnecessary details, exaggerated reports or promotional commentaries. The disclosure must allow a reasonable and objective valuation of the information (i.e. nature of the agreement, length, costs and revenues involved, etc.) and comments on future events concerning the affairs of CGI should be limited to the strict minimum.

News releases will be disseminated through an approved news wire service that provides simultaneous national and/or international distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, major business wires, national financial media, and the local media in areas where the Company has its headquarters and operations. As a general rule, procedure for dissemination of material information shall be applied consistently.

DISSEMINATION OF THE MATERIAL INFORMATION

Once the information has been qualified as material, the responsibility of its immediate disclosure by the issuance of a press release belongs to the Vice-President, Investor Relations and the Director, Investor Relations.

A pre-notice of such press release must be sent to the TSX and NYSE before its issuance in order to allow the Market Surveillance Staff to determine whether it is necessary to temporarily halt trading in CGI Securities pending the announcement.

The press release shall be distributed through a widely circulated news or wire service. Refer to heading below "Investor Conference Calls", if an investor conference call is scheduled in connection with the information announced in the press release.

News releases will be posted on the Company's Web site immediately after release over the news wire. The news release page of the Web site will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news releases.

PRINCIPLES OF DISCLOSURE OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of the Company that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions. In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Company will adhere to the following basic disclosure principles:

•	Material information will be publicly disclosed immediately via news release.
•

In certain circumstances, the Committee may determine that such disclosure would be unduly detrimental to the Company (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Committee determines it is appropriate to publicly disclose. In these circumstances, the Committee will cause a confidential material change report to be filed with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential (also see 'Dealing with Rumours').

•	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).
•	Unfavourable material information must be disclosed as promptly and completely as favourable information.
•

There must be no selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an interview with an analyst or in a telephone conversation with an investor). If previously undisclosed material information has been inadvertently disclosed to an analyst or any other person not bound by an express confidentiality obligation, this information must be broadly disclosed immediately via news release.

•	Disclosure on the Company's Web site alone does not constitute adequate disclosure of material information.
•	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

DESIGNATED SPOKESPERSONS

The Company designates a limited number of spokespersons with authority for communication with the investment community, regulators or the media. The Chief Executive Officer, Chief Financial Officer, Chief Corporate Officer and Vice-President, Investor Relations shall be the official spokespersons for the Company. Individuals holding these offices may, from time to time, designate others within the Company with authority to speak on behalf of the Company as back-ups or to respond to specific inquiries.

Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. All such inquiries are to be referred to the Vice-President, Investor Relations and the Director, Investor Relations.

All external information requests from the investment community regarding CGI will be initially directed to the Vice-President, Investor Relations and the Director, Investor Relations, who are responsible for communications with the investment community and securities analysts. However, in certain circumstances such requests shall be directed to the Chairman of the Board and Chief Executive Officer, the Executive Vice-President and Chief Corporate Officer, the Executive Vice-President and Chief Financial Officer or the Senior Vice-President, Finance (collectively, the "Authorized Spokespersons").

All employees who are not Authorized Spokespersons must refer calls to the Authorized Spokespersons or to the Vice-President, Investor Relations and the Director, Investor Relations or to the media relations managers, depending on the particular call.

It is very important that any comment made by the Authorized Spokespersons reflects only material information already generally disclosed. To that effect, all relevant public information regarding CGI (news releases, financial analyst reports, notes following communication with analysts, etc.) will be kept in a specific file in order to ensure complete compilation of the public information and to assist the Managers in their functions.

Information relating to CGI in the market place and reactions by the market place to such information shall be closely monitored by the Managers to ensure a prompt reaction to non-intentional selective disclosures. All employees shall report any such disclosure to the Managers.

CONFIDENTIALITY OF THE INFORMATION

The Disclosure Policies and the Legislation allow material information to be kept confidential when immediate disclosure of such information would be unduly detrimental to CGI (to that effect, refer to heading "Maintaining Confidentiality" of Section I above).

In order to ensure the confidential nature of the information, CGI establishes the following rules:

a)	the number of CGI employees with access to confidential information must be limited, to the extent possible;
b)	appropriate measures are to be taken in order to avoid unauthorized access to the confidential documents through technology or otherwise;

Moreover, any CGI employee in possession of material information will not disclose the information to anyone (including financial analysts and institutional investors) except in the necessary course of business (as discussed above) and when disclosed in such manner, all parties involved will be reminded that such information is to be kept confidential.

During the period when the material information is being kept confidential, the Managers will carefully monitor the market activity in CGI Securities. In some cases, they may request the market surveillance department of one or both stock exchanges where it is listed to place the company's securities on 'stock watch' to monitor trading activity.

If the confidential material information, or rumours about it, has leaked or appears to be impacting the market, the Managers, on the direction of the Chief Corporate Officer or the Committee will have to take immediate steps to ensure that a full public announcement is made. This includes contacting the Exchanges and asking that trading be halted pending the issuance of a news release. Furthermore, pending the public release of the material information, those who have knowledge of the information shall be told that the information is material and that it has not been generally disclosed.

DEALING WITH RUMOURS

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company's spokespersons will respond consistently to any rumours, saying, "It is our policy not to comment on market rumours or speculation."

Should the stock exchange request that the Company make a definitive statement in response to a market rumour that is causing significant volatility in the stock, the Committee will consider the matter and decide whether to make a policy exception. If the rumour is true in whole or in part, this may be evidence of a leak, and the Company then will immediately issue a news release disclosing the relevant material information.

TRADING RESTRICTIONS AND BLACKOUT PERIODS

It is illegal for anyone with knowledge of material information affecting a public company that has not been publicly disclosed to purchase or sell securities of that company. It is also illegal for anyone to inform any other person of material non-public information, except in the necessary course of business. Therefore, insiders and employees with knowledge of confidential or material information about the Company or information about counter-parties in negotiations of transactions that are potentially material to the Company or to such counterparty, are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be widely disseminated.

Insiders are personally responsible for filing accurate and timely insider trading reports. Insiders are required to provide a copy of all insider reports to the corporate secretary or other designated person concurrent with their filing to regulatory authorities. For trading blackouts for designated employees in possession of privileged information, please refer to Section III below "Restrictions Applicable to Transactions in Securities of CGI by Insiders".

Quarterly trading blackout periods will apply to all insiders during periods when financial statements are being prepared but results have not yet been publicly disclosed. Employees may only trade in CGI Securities within the period beginning on the third business day and ending on the fortieth calendar day following the publication of quarterly financial statements and the fiscal year end results of CGI.

Blackout periods may be prescribed from time to time by the Committee as a result of special circumstances relating to the Company when insiders would be precluded from trading in its securities. All parties with knowledge of such special circumstances should be covered by the blackout. These parties may include external advisors such as legal counsel, investment bankers, investor relations consultants and other professional advisors, and counter-parties in negotiations of material potential transactions.

To protect the reputation of the Company and avoid the appearance of impropriety, all directors, officers, members who are part of due diligence teams or other sensitive project related work, and other insiders are required to pre clear with the Corporate Secretary or other designated officer of the Company all proposed trades i) in the Company's securities (including the exercise of stock options), or ii) in the securities of any other public company that is the subject of or is involved in an acquisition, divestiture or client related project.

CONTACTS WITH ANALYSTS, INVESTORS AND THE MEDIA

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

The Company recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Company's securities.

The Company will provide only non-material information through individual and group meetings, in addition to publicly disclosed information, recognizing that an analyst or investor may construct this information into a mosaic that could result in material information. The Company cannot alter the materiality of information by breaking down the information into smaller, non-material components.

CGI representatives meeting privately with financial analysts and investors will carry out research on the people they are meeting in order to prepare for their expected line of questioning. Statements and responses to anticipated questions will be discussed with the managers prior to the meeting. A Manager will be present at each private meeting to ensure consistency of corporate answers and to determine whether any unintentional selective disclosure occurred during the meeting.

The Company will provide the same sort of detailed, non-material information to individual investors or reporters that it has provided to analysts and institutional investors and may post this information on its Web site.

Spokespersons will keep notes of telephone conversations with analysts and investors and where practicable more than one Company representative will be present at all individual and group meetings. A debriefing will be held after these meetings and if it determines that selective disclosure of previously undisclosed material information has occurred, the Company will immediately disclose the information broadly via news release.

INVESTOR CONFERENCE CALLS

The following steps shall be followed when holding investor conference calls to disclose material information:

i)

a press release containing the material information shall have been previously released through a widely circulated news or wire service. Such press release shall contain the date and time of the call, the subject matter and the means for accessing it;

ii)

CGI representatives participating in the analyst conference call will meet before the call to prepare for anticipated questions. Statements and responses to anticipated questions will be discussed and scripted in advance and reviewed by the Company's executive management.

iii)	the conference call shall be held in an open manner, permitting investors to listen either by telephone or through Internet Webcasting;

iv)	a dial-in replay will be provided for a period of at least one week after the investor conference call and a web replay will be provided for a period of at least 90 days after the call.

v)

a detailed transcript of the conference call will be kept and reviewed to determine whether any unintentional selective disclosure occurred during the conference call. If so, immediate steps to ensure full public announcement shall be made including contacting the Exchanges and asking that trading be halted pending the issuance of a news release.

REVIEWING ANALYST REPORTS AND FINANCIAL MODELS

Upon request, the Company may review analysts' draft research reports or financial models for factual accuracy based on publicly disclosed information. The Company will not confirm, or attempt to influence, an analyst's opinions or conclusions and will not express comfort with the analyst's financial model and earnings estimates.

To avoid appearing to endorse an analyst's report or model, the Company will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

QUIET PERIODS

To avoid the potential for selective disclosure or even the perception or appearance of selective disclosure, the Company will observe quiet periods prior to quarterly earnings announcements or when material changes are pending. Regular quiet periods will commence two days before the end of a quarter and end on the date of a news release disclosing results for the quarter just ended.

During a quiet period, the Company will not initiate any meetings or telephone contacts with analysts and investors, but will respond to unsolicited inquiries concerning factual matters. However, the Company may accept invitations to participate in investment meetings and conferences organized by others, as long as material, non-public information is not selectively disclosed.

FORWARD-LOOKING INFORMATION

When CGI elects to disclose forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed.

•

All material forward-looking information will be broadly disseminated via news release and included in the Company's annual and quarterly MD&A. The Committee will assess whether an update is required on a quarterly basis or as circumstances warrant.

•	The information will be clearly identified as forward looking.
•	The Company will identify all material assumptions used in the preparation of the forward-looking information.
•

The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

•

The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

•

The information will be accompanied by a statement that the information is as of the current date and subject to change after that date and the Company disclaims any intention to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

•

Once forward looking information has been disclosed, CGI will regularly assess whether an update is required and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

•	Forward-looking statements shall be updated, if necessary, by issuing a press release and filing a material change report.

DISCLOSURE RECORD

The Managers will maintain a five-year record of all public information about the Company, including continuous disclosure documents, news releases, analysts' reports, transcripts or tape recordings of conference calls, debriefing notes, notes from meetings and telephone conversations with analysts and investors, and newspaper articles.

ELECTRONIC COMMUNICATIONS

Employees must not use electronic communications to leak or discuss in any way undisclosed material information regarding CGI's affairs and business.

a)	Officers responsible for monitoring CGI's electronic communications:

i)	The Vice-President, Corporate Communications, under the authority of the Executive Vice-President and Chief Corporate Officer, and

ii)

Such officers will be responsible for monitoring CGI's electronic communications and enforcing compliance with CGI's guidelines. Moreover, in order to ensure the integrity and security of CGI's electronic communications, regular review and update of its security systems will be executed. The Managers will maintain a log indicating the date that material information is posted and/or removed from the IR section of the Web site. Documents filed with securities regulators will be maintained on the web site for a minimum of two years.

b)	CGI's website:

i)

The Vice-President, Corporate Communications, under the authority of the Executive Vice-President and Chief Corporate Officer shall be responsible for maintaining CGI's website up-to-date and accurate. All material information shall be dated when posted or modified and outdated information shall be archived, and

ii)

All CGI corporate "timely disclosure" documents as well as any other public documents filed with the Exchanges and the Canadian securities commissions or required to be posted on the website shall be posted in their entirety on CGI's website. Such documents include:

•	the annual and interim financial statements;
•	the annual report;
•	interim shareholder reports;
•	the annual information form;
•	press releases (whether or not favourable);
•	management proxy circulars;
•	CEO and CFO financial statements certifications;
•	Corporate governance Guidelines;
•	Board and Board Committee Charters;
•	Code of Business Conduct and Ethics;
•	Insider trading reports; and

•	any other communications transmitted to shareholders.

No material information shall be posted on CGI's website before it has been widely disseminated.

The Vice-President, Investor Relations must approve all links from the Company Web site to a third party web site. The Web site will include a notice that advises readers they are leaving the Company's Web site and that the Company is not responsible for the contents of the other site.

The Vice-President, Investor Relations will be responsible for the responses to electronic inquiries. Only public information or information that could otherwise be disclosed in accordance with this disclosure policy shall be used to respond to electronic inquiries.

c)	Rumours on the Internet:

Rumours about CGI on the Internet through chat-rooms15, news groups16 or otherwise shall be handled similarly to rumours spread in a traditional way (refer to heading "Dealing with Rumours" of Section I).

d)	Supplemental information:

It is understood that any non material information disseminated to third parties (including private investors, financial analysts, institutional investors) should also be available to all investors. Consequently, such information will be posted on CGI's website unless the volume or format makes it unduly complicated. In such case, CGI will provide a contact name on its website so that investors may have access to such information, if requested. The supplemental information includes data books, fact sheets, slides of investor presentations and other materials distributed at analyst or industry presentations.

e)	Investor Relations contact information:

CGI will maintain an e-mail link on its website allowing investors to communicate directly with CGI's Investor Relations representatives. Such representatives shall ensure that any risk of selective disclosure is avoided when responding to investor e-mails. When possible, they will respond to investor enquiries by telephone.

CGI will maintain a phone number for the media, to assist them in receiving responses to questions in a timely manner in order to meet their print deadlines.

f)	Utilization and exclusion of certain information:

i)	Employee use of electronic information:

•

CGI employees are hereby reminded that all correspondence received and sent via e-mail is to be considered corporate correspondence and therefore must not transmit confidential information externally unless protected by appropriate encryption technology;

•

CGI employees are prohibited from participating in, hosting or linking to any Internet chat-rooms, bulletin boards or news groups in communications involving CGI or its securities (even if the intention of CGI employees is to correct rumours or defend CGI);

•	CGI employees are encouraged to report to the Managers any discussion pertaining to CGI which they find on the Internet.

ii)	Analyst reports and third party information:

Analyst reports are proprietary products of the analyst's firm. Distributing analyst reports or providing links to them may be viewed as an endorsement by the Company of the reports. For these reasons, the Company will not provide analyst reports through any means to persons outside of the Company or generally to employees of the Company, including posting such information on its Web site. The Company will post on its Web site a complete list, regardless of the recommendation, of all the investment firms and analysts who provide research coverage on the Company. This list will not include links to the analysts' or any other third party Web sites or publications.

Notwithstanding the foregoing, the Company will distribute analyst reports to its directors and senior officers to assist them in understanding how the marketplace values the company and what corporate developments analysts typically consider important. This information is useful in monitoring the communications of the company, and in developing messages to better guide investor expectations.

g)	Legal disclaimer:

A legal disclaimer regarding the accuracy, timeliness and completeness of the information posted on the website must be included on CGI's website at all times.

COMMUNICATION, EDUCATION AND ENFORCEMENT

This disclosure policy extends to all employees of the Company, its board of directors and authorized spokespersons. New directors, officers and employees will be provided with a copy of this disclosure policy and educated about its importance. This disclosure policy will be posted on the Company's internal Web site and changes will be communicated to all employees.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of employment with the Company without notice. The violation of this disclosure policy may also violate certain securities laws, which could expose directors, officers or employees to personal liability. If it appears that an employee may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to fines or other penalties.

III. RESTRICTIONS APPLICABLE TO TRANSACTIONS IN SECURITIES

BY INSIDERS

The acquisition or the sale of CGI securities (the "CGI Securities") by its senior executives (which means under Canadian securities legislation (the "Legislation"), a person exercising the functions of a director or of a president, vice-president, secretary, treasurer, controller or similar functions) entails under the terms of the Legislation, civil, penal and criminal liability if they carry out these operations while they have at their disposal information which has not been disclosed to the public and which information may be susceptible of affecting the decision of a reasonable investor, as well as any information that may affect the value or market price of CGI Securities. All insiders of CGI are subject to the Legislation. These insiders include CGI, its senior executives and the senior executives of its subsidiaries as well as any person or company who exercises control over 10% or more of outstanding CGI Securities.

The Legislation also provides for civil, penal and criminal liability for any person who trades in the securities of any public company if they carry out these operations while they have at their disposal information which they have reason to believe has not been disclosed to the public and that may be susceptible of affecting the decision of a reasonable investor, as well as any information that may affect the value or market price of such securities.

Any such information, whether it relates to CGI or to any other public company, is hereafter referred to as "Privileged Information".

The underlying principle of the Legislation in respect to insider restrictions is that all persons investing in securities should have access to information that may affect their investment decisions. Consequently, no insider having Privileged Information relating to CGI Securities may trade in such securities, except if such insider is justified in believing that the information is generally known or known to the other party or, as the case may be, he avails himself of an automatic subscription plan or any other automatic plan established by CGI, according to conditions set down in writing, before he learned of the information. Furthermore, no insider may disclose such Privileged Information unless he is justified in believing that the information is generally known or known to the other party or such insider must disclose the information in the necessary course of business, having no ground to believe it will be used or disclosed contrary to the guidelines set out herein.

The Legislation extends the prohibition in engaging in transactions with CGI Securities at the time when a person possesses Privileged Information to:

(i)	any person who possesses Privileged Information as a result of any relationship he may have with CGI in the performance of his duties, or within the scope of commercial or professional activities

(ii)	any person who possesses Privileged Information coming from, to his knowledge, an insider or another person targeted by this prohibition and

(iii)	any person who possesses Privileged Information which he knows to be such, with respect to CGI.

TRANSACTIONS BY SENIOR EXECUTIVES OF CGI

CGI believes that it is important to establish rules of conduct in order to ensure the respect of all Legislation pertaining to senior executives' transactions in CGI Securities as well as in the securities of other public companies. These rules of conduct are the following, their application being cumulative and not exclusive:

a)

Directors, senior executives, insiders and CGI employees who have access to Privileged Information regarding CGI or any other public company may not carry out any transaction with CGI Securities when in possession of Privileged Information.

b)

Subject to the restrictions provided for in the Legislation, these persons may only trade in CGI Securities within the period beginning on the third business day and ending on the 40th calendar day following the publication of quarterly financial statements and the fiscal year end results of CGI and the publication of any material information regarding CGI.

c)

The directors may not carry out any transaction with CGI Securities from the date of receipt of any notice concerning a meeting of the Board of Directors, or of any other notice, whether or not this notice discloses any Privileged Information.

d)

To protect the reputation of the company and avoid the appearance of impropriety, all directors, senior executives, insiders and CGI employees who have access to Privileged Information regarding CGI or any other public company are required to pre clear with the Corporate Secretary or other designated officer of the Company all proposed trades i) in the Company's securities (including the exercise of stock options), or ii) in the securities of any other public company that is the subject of or is involved in an acquisition, divestiture or client related project.

e)	Directors and senior executives shall avoid frequent transactions in the market in order to avoid the appearance of speculation.

f)	Directors and senior executives shall not engage in short selling in respect of CGI Securities and shall not sell a call or buy a put in respect of CGI Securities.

The above rules exist in order to help the directors and senior executives of CGI satisfy themselves and all third parties, that they only carry out transactions in CGI Securities at times when it is reasonable for them to believe that all Privileged Information regarding CGI has been publicly disclosed.

DISCLOSURE OF PRIVILEGED INFORMATION

As mentioned above, the Legislation prohibits the disclosure of Privileged Information. This prohibition extends to the same persons who are not permitted to carry out transactions when in possession of Privileged Information.

CGI believes it is important to establish the following additional rules of conduct concerning the disclosure of Privileged Information:

g)

Material information regarding the activities and affairs of CGI will be disclosed in a timely manner, in accordance with the requirements of the timely disclosure policies of the TSX and the NYSE and applicable securities legislation (as discussed in Section I).

h)

It is forbidden for management, insiders and employees of CGI to   convey to any person whatsoever, any and all material information related to the activities and affairs of CGI before CGI's shareholders and the general public have been notified (by way of media or other means), except in the necessary course of business and subject to an obligation of confidentiality.

INSIDER REPORTS

Any person who becomes an insider of CGI shall file an electronic profile in the System for Electronic Disclosure by Insiders ("SEDI") (www.sedi.ca).

In addition, CGI insiders are required to declare any modifications or changes (whatever the percentage) to their holdings in CGI Securities within 10 days of such a change, except in certain limited exceptions. In this regard, an insider report must be completed and filed in SEDI. The insider of CGI who registers or causes to be registered any CGI Securities in the name of a third person shall file an insider report, except in the case of a bona fide transfer in guarantee. In such case and where the insider fails to file the report provided for by the Legislation, the third person shall file the report himself on becoming aware of the failure.

The obligation to complete insider reports shall continue for as long as the person qualifies as an insider.

An insider is required to file an amended insider profile within ten days of a change in the insider's name or relationship to CGI. If there is a change in any other information in the insider profile, an amended insider profile is only required at the time of the insider's next SEDI filing.

As a matter of law, the responsibility for filing and updating an electronic profile and for filing insider reports in SEDI lies solely with the insider. However, CGI's secretarial staff will send three days prior to the end of each month to each insider of the Company a reminder to complete an insider report, if necessary. It is recommended that each insider inform the Company's Secretary prior to completion of any transaction on CGI Securities.

CGI will also post on its website the information on tradings by its insiders once they are filed in SEDI.

Appendix

APPENDIX A

Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52-110

1.4	Meaning of independence
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.
(2)

For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship withan issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;
(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;
(c)	an individual who:
(i)	is a partner of a firm that is the issuer's internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the issuer's internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firmand personally worked on the issuer's audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.
1.5	additional independence requirements

(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Management’s and Auditors’ reports

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

To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company’s standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors by a vote of the Company’s shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(signed)	(signed)
Serge Godin CHAIRMAN AND CHIEF EXECUTIVE OFFICER NOVEMBER 7, 2005	André Imbeau EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of CGI Group Inc. We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Shareholders, dated November 7, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC,

NOVEMBER 7, 2005

— CGI GROUP INC. 2005 ANNUAL REPORT —	54

Consolidated statements of earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2005	2004	2003

	$	$	$
REVENUE	$ 3,685,986	3,150,070	2,589,905

Operating expenses
Costs of services, selling and administrative (note 15)	3,151,558	2,677,396	2,182,447
Amortization (note 12)	199,283	162,591	119,097
Interest on long-term debt	24,014	20,672	12,578
Other income, net	(7,156)	(8,728)	(3,094)
Sale of right (note 13)	(11,000)	–	–
Gain on sale of investment in an entity subject to significant influence (note 16)	(4,216)	–	–
Entity subject to significant influence	(321)	(488)	(295)

	3,352,162	2,851,443	2,310,733

Earnings from continuing operations before income taxes Income taxes (note 14)	333,824 114,126	298,627 113,241	279,172 113,057

Net earnings from continuing operations	219,698	185,386	166,115
Net (loss) gain from discontinued operations (note 17)	(3,210)	8,655	3,083

NET EARNINGS	216,488	194,041	169,198

Weighted-average number of outstanding Class A
subordinate and Class B shares	439,349,210	419,510,503	395,191,927

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (NOTE 11)
Continuing operations	0.50	0.44	0.42
Discontinued operations	(0.01)	0.02	0.01

	0.49	0.46	0.43

See Notes to the consolidated financial statements.

Consolidated statements of retained earnings
Years ended September 30 (in thousands of Canadian dollars)	2005	2004	2003

	$	$	$
BALANCE, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	769,421	555,310	377,944
Change in accounting policies (note 2)	(38,664)	(13,105)	(4,937)

Balance, beginning of year, restated	730,757	542,205	373,007
Net earnings	216,488	194,041	169,198
Share issue costs, net of income taxes (note 9)	–	(5,489)	–
Excess of purchase price over carrying value of Class A subordinate shares acquired (note 9)	(51,978)	–	–

BALANCE, END OF YEAR	895,267	730,757	542,205

See Notes to the consolidated financial statements.

—CGI GOUP INC. 2005 ANNUAL REPORT—	55

Consolidated balance sheets

As at September 30 (in thousands of Canadian dollars)	2005	2004

$		$
		RESTATED
ASSETS
Current assets
Cash and cash equivalents	240,459	200,623
Accounts receivable (note 3)	487,731	546,286
Work in progress	214,470	222,278
Prepaid expenses and other current assets	75,531	89,658
Future income taxes (note 14)	22,118	79,584

	1,040,309	1,138,429
Capital assets (note 4)	116,388	143,641
Contract costs (note 5)	228,646	278,240
Finite-life intangibles and other long-term assets (note 6)	580,642	630,080
Future income taxes (note 14)	46,601	101,899
Goodwill (note 7)	1,773,370	1,827,604

Total assets before funds held for clients	3,785,956	4,119,893
Funds held for clients (note 2)	200,703	196,622

	3,986,659	4,316,515

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	378,691	427,635
Accrued compensation	107,014	110,700
Deferred revenue	127,950	123,213
Income taxes	31,955	31,369
Future income taxes (note 14)	47,163	68,603
Current portion of long-term debt (note 8)	14,899	14,529

	707,672	776,049
Future income taxes (note 14)	238,983	287,433
Long-term debt (note 8)	234,801	475,291
Accrued integration charges (note 16) and other long-term liabilities	109,810	119,258

Total liabilities before clients’ funds obligations	1,291,266	1,658,031
Clients’ funds obligations (note 2)	200,703	196,622

	1,491,969	1,854,653

Commitments and contingencies (note 23)
SHAREHOLDERS EQUITY
Capital stock (note 9)	1,762,973	1,820,230
Contributed surplus (note 10c)	67,578	49,879
Warrants (note 10b)	19,655	19,655
Retained earnings	895,267	730,757
Foreign currency translation adjustment	(250,783)	(158,659)

	2,494,690	2,461,862

	3,986,659	4,316,515

See Notes to the consolidated financial statements.
Approved by the Board	(signed)	(signed)
	Serge Godin Director	André Imbeau Director

—CGI GOUP INC. 2005 ANNUAL REPORT—	56

Consolidated statements of cash flows

Years ended September 30 (in thousands of Canadian dollars)	2005	2004	2003

OPERATING ACTIVITIES	$	$ RESTATED	$ RESTATED
Net earnings from continuing operations	219,698	185,386	166,115
Adjustments for:
Amortization (note 12)	230,933	192,325	146,886
Deferred credits	(3,038)	(16,439)	(30,174)
Future income taxes (note 14)	35,650	55,626	46,249
Foreign exchange loss (gain)	1,993	(789)	1,914
Stock-based compensation expense	20,554	25,559	8,168
Sale of right (note 13)	(11,000)	–	–
Gain on sale of investment in an entity subject to significant influence (note 16)	(4,216)	–	–
Entity subject to significant influence	(321)	(488)	(295)
Net change in non-cash working capital items (note 19)	(10,576)	(211,376)	(108,789)

Cash provided by continuing operating activities	479,677	229,804	230,074

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired) (note 16)	(66,229)	(589,678)	(233,512)
Proceeds from sale of assets and businesses (net of cash disposed) (note 16)	29,521	87,503	–
Proceeds from sale of investment in an entity subject to significant influence (note 16)	20,849	–	–
Proceeds from sale of right (note 13)	11,000	–	–
Purchase of capital assets	(25,314)	(59,829)	(61,226)
Proceeds from disposal of capital assets	6,663	4,738	–
Contract costs	(27,304)	(76,260)	(29,211)
Reimbursement of contract costs upon termination of a contract	15,300	–	–
Additions to finite-life intangibles and other long-term assets	(88,000)	(84,696)	(149,951)
Proceeds from disposal of finite-life intangibles	5,251	–	–
Decrease in other long-term assets	13,018	17,595	10,321

Cash used in continuing investing activities	(105,245)	(700,627)	(463,579)

FINANCING ACTIVITIES
Increase in credit facilities (note 8)	190,000	240,534	219,000
Repayment of credit facilities	(397,578)	(219,000)	–
Increase in other long-term debt	–	257,604	2,471
Repayment of other long-term debt	(16,705)	(26,451)	(22,220)
Repurchase of Class A subordinate shares	(109,456)	–	–
Issuance of shares (net of share issue costs) (note 9)	4,551	330,996	6,451

Cash (used in) provided by continuing financing activities	(329,188)	583,683	205,702

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(6,167)	186	917

Net increase (decrease) in cash and cash equivalents of continuing operations	39,077	113,046	(26,886)
Net cash and cash equivalents provided by discontinued operations (note 17)	759	4,068	6,174
Cash and cash equivalents, beginning of year	200,623	83,509	104,221

CASH AND CASH EQUIVALENTS, END OF YEAR	240,459	200,623	83,509

Supplementary cash flow information (note 19)

See Notes to the consolidated financial statements.

—CGI GOUP INC. 2005 ANNUAL REPORT—	57

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT services”), namely outsourcing, systems integration and consulting, software licenses and maintenance, and business process services (“BPS”) to help clients cost effectively realize their strategies and create value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 26. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2005.

RESTATEMENT

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its ongoing accounting reviews, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $52,903,000 for the year ended September 30, 2004, as well as $54,086,000 for the year ended September 30, 2003. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

CHANGE IN ACCOUNTING POLICIES

i) The Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004, for employee stock options granted since October 1, 2001, and beyond. As a result of applying this change, the Company has reflected an additional expense of $20,554,000 (see Note 10) recorded in cost of services, selling and administrative expenses for the year ended September 30, 2005, and restated comparative figures for September 30, 2004 and 2003 by $25,559,000 (basic and diluted earnings per share of $0.06) and $8,168,000 (basic and diluted earnings per share of $0.02), respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004, has been made to reflect the application of this change. For years ended September 30, 2004 and 2003, retained earnings, beginning of period, have been reduced by $12,298,000 and $4,130,000, respectively.

ii) The CICA issued Handbook Section 3110, “Asset Retirement Obligations”, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for comparative periods was negligible. The impact of this accounting change on the Company’s consolidated financial statements as at and for the year ended September 30, 2005, is disclosed in Note 4.

—CGI GOUP INC. 2005 ANNUAL REPORT—	58

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

iii) The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

iv) The CICA issued EIC Abstract 150, “Determining when an arrangement contains a lease”, which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, “Leases”. The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company’s consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, work in progress, deferred revenue, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies.

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

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting, if 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair value.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

—CGI GOUP INC. 2005 ANNUAL REPORT—	59

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labor costs or labor hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labor costs or total expected labor hours to complete the service, which are compared to labor costs or labor hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labor costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS

Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.

Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

—CGI GOUP INC. 2005 ANNUAL REPORT—	60

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using principally the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents separately the payroll funds held for clients and related obligations.

CONTRACT COSTS

Contract costs are mainly incurred in the course of two to ten year IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive taking the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized to capital assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded as described in the preceding paragraph.

Transition costs include the expenses associated with certain activities performed after completion of a competitive selection process such as architecture and engineering work engaged prior to the final award of a large outsourcing contract as well as costs incurred during the transition period such as installation of systems and processes deployed after the award of the outsourcing contracts, relocation of transitioned employees, and exit from client facilities. These incremental costs are comprised essentially of labor cost including total compensation and related fringe benefits as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.

Internal software, business solutions and software licenses are recorded at cost. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on their present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

—CGI GOUP INC. 2005 ANNUAL REPORT—	61

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

IMPAIRMENT OF LONG-LIVED ASSETS

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term, and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at date of acquisition with the excess of the purchase price amount being allocated to goodwill. Goodwill is assessed for impairment at least annually for each reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $21,869,000 ($26,710,000 in 2004 and $22,036,000 in 2003). During the year, the Company incurred direct research and software development costs of $78,200,000 ($64,500,000 in 2004).

Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $1,408,000 were recorded against these assets for the year ended September 30, 2004, and there are no tax credits for these assets for the year ended September 30, 2005.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets if its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $92,124,000 and $69,157,000 in 2005 and 2004, respectively. These variations resulted principally from translating US dollar denominated goodwill.

—CGI GOUP INC. 2005 ANNUAL REPORT—	62

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

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

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

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

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:

a) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

d)Handbook Section 3831, “Non-Monetary Transactions”, effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Product)”, was issued and provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

—CGI GOUP INC. 2005 ANNUAL REPORT—	63

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

3. Accounts receivable

	2005	2004

	$	$
Trade	357,679	432,685
Other[1]	130,052	113,601

	487,731	546,286

[1]

Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du multimédia, New Economy Centre, SR&ED and other tax credit programs, of approximately $93,287,000 and $79,865,000, in 2005 and 2004, respectively.

The Company is de?ned as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. These programs are designed to support job creation and revitalization efforts in certain urban areas. As part of the Company’s participation in these programs, the Company committed to maintain and create 2,000 jobs in Québec. As at September 30, 2005, the Company had maintained or created more than a total of 4,250 jobs in Québec.

As per these programs, the Company also relocated some of its employees into new or refurbished buildings mostly in 2004, where the real estate cost is signi?cantly higher than in its previous facilities.

Initially, the Company’s ?nancial commitments for these real estate locations represented $618,800,000. As at September 30, 2005, the balance outstanding for these commitments, ranging between four and 18 years, was $524,630,000.

These refundable tax credits are calculated at rates of 35% to 40% on salaries paid in Québec, to a maximum of $12,500 to $15,000 per year per eligible employee. These credits on salaries carry certain conditions and the Company must obtain an eligibility certi?cate from the Québec government annually. Should the Company fail to meet its obligations de?ned under the current tax credits on salaries programs, a portion of tax credits received would have to be refunded to the Québec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2005.

4. Capital assets

	2005			2004

COST		ACCUMULATED AMORTIZATION	VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

$		$	$	$	$	$
					RESTATED
Land and buildings	5,113	907	4,206	4,377	538	3,839
Leasehold improvements	105,779	26,858	78,921	107,417	25,411	82,006
Furniture and fixtures	24,979	13,286	11,693	40,507	20,516	19,991
Computer equipment	60,330	38,762	21,568	106,614	68,809	37,805

	196,201	79,813	116,388	258,915	115,274	143,641

Capital assets include assets acquired under capital leases totaling $3,461,000 (2004 – $4,516,000), net of accumulated amortization of $2,975,000 (2004 – $4,215,000).

The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The cost of asset retirement obligations of $2,469,000 was based on the undiscounted expected cash flows of $3,600,000 using a discount rate of 5.78%. The timing of the settlement of these obligations varies between one and 18 years.

—CGI GOUP INC. 2005 ANNUAL REPORT—	64

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

5. Contract costs

	2005			2004

COST		ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

$		$	$	$	$	$
Incentives	247,449	103,846	143,603	291,339	97,482	193,857
Transition costs	112,788	27,745	85,043	100,919	16,536	84,383

	360,237	131,591	228,646	392,258	114,018	278,240

6. Finite-life intangibles and other long-term assets

			2005

		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

	$	$	$
Internal software	75,088	31,056	44,032
Business solutions	227,214	51,114	176,100
Software licenses	135,991	69,644	66,347
Customer relationships and other	382,111	103,819	278,292

Finite-life intangibles	820,404	255,633	564,771

Financing lease (note 18) Deferred financing fees and other			1,788 14,083

Other long-term assets			15,871

Total finite-life intangibles and other long-term assets			580,642

			2004

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Internal software Business solutions Software licenses Customer relationships and other	$ 72,515 226,412 142,578 346,107	$ 25,549 48,286 61,878 60,763	$ 46,966 178,126 80,700 285,344

Finite-life intangibles	787,612	196,476	591,136

Financing lease			13,121
Investment in an entity subject to significant influence			16,415
Deferred financing fees and other			9,408

Other long-term assets			38,944

Total finite-life intangibles and other long-term assets			630,080

Amortization expense of finite-life intangibles is presented as follows in the consolidated statements of earnings:

	2005	2004	2003

	$	$	$
Internal software	16,731	15,003	11,990
Business solutions	29,129	23,054	11,682
Software licenses	31,653	33,905	28,420
Customer relationships and other	47,536	30,158	20,454

	125,049	102,120	72,546

—CGI GOUP INC. 2005 ANNUAL REPORT—	65

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2005. Based on the results of this test, no impairment losses were identified.

The variations in goodwill are as follows:

			2005			2004

IT SERVICES		BPS	TOTAL	IT SERVICES	BPS	TOTAL

$		$	$	$	$	$
Balance, beginning of year	1,532,413	295,191	1,827,604	1,056,103	329,415	1,385,518
Acquisitions (note 16)	51,557	619	52,176	556,354	105	556,459
Purchase price adjustments (note 16)	(13,775)	12,269	(1,506)	(9,716)	(1,610)	(11,326)
Disposal of subsidiaries (note 16)	–	(16,152)	(16,152)	(5,693)	(20,640)	(26,333)
Foreign currency translation adjustment	(76,062)	(12,690)	(88,752)	(64,635)	(12,079)	(76,714)

Balance, end of year	1,494,133	279,237	1,773,370	1,532,413	295,191	1,827,604

8. Long-term debt

	2005	2004

	$	$
Senior US unsecured notes, bearing interest at a weighted average rate of 4.97% and repayable
by payments of $98,758,500 in 2009, of $100,987,800 in 2011 and $23,184,700 in 2014[1]	222,931	242,669
Unsecured committed revolving term facility[2]	–	221,182
Obligation bearing interest at a rate of 1.60% and repayable in blended monthly
instalments maturing in 2008	9,214	–
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2008. These balances were recorded at
their discounted value using a 7% interest rate	7,241	6,108
Obligations under capital leases, bearing interest at a weighted-average rate of 8.11%
and repayable in blended monthly instalments maturing at various dates until 2008	2,005	4,296
Other loans bearing interest at a rate of prime plus 1.75%, repayable at various dates until 2006	684	1,277
Share of joint venture’s long-term debt
Secured term loan repayable in blended monthly payments of $540,249,
at an interest rate of 3.46%, maturing in 2007[3]	6,965	12,885
Redeemable preferred shares[4]	660	1,403

Current portion	249,700 14,899	489,820 14,529

	234,801	475,291

[1]

The US$192,000,000 private placement financing with US institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014 and was issued on January 29, 2004 with a weighted average maturity of 6.4 years and a weighted average fixed coupon interest rate of 4.97%.

[2]

The Company entered into a five-year unsecured revolving credit facility for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The interest rate charged is determined by the denomination of the amount drawn. In addition to this revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at September 30, 2005, an amount of $13,942,000 has been committed against these facilities to cover various letters of credit issued for clients. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2005, these financial ratios were met and no amount had been drawn upon these facilities.

[3]

In 2003, one of the Company’s joint ventures, which is 49% owned, entered into a $38,639,068 term loan, repayable by blended monthly payments of $1,102,548, maturing in December 2006. In addition, as part of the credit agreement, the joint venture has an unsecured $10,000,000 operating credit facility, to be renewed after 364 days. As at September 30, 2005, there is no amount outstanding under this facility.

[4]

The same joint venture entered into a subscription agreement for the issuance of 10,000,000 redeemable preferred shares at the option of the holder under certain conditions. These preferred shares are non-voting and are not entitled to receive dividends. Upon liquidation, dissolution, winding-up of the joint venture (voluntary or involuntary), holders of the preferred shares are entitled to receive for each share, in preference and priority to any dividends of the assets of the joint venture to the common shareholders, an amount equal to: a) $1.00 (issue price) per share plus 4.20% of the issue price, compounded annually; and b) an amount otherwise agreed to from time to time in writing from the joint venture.

—CGI GOUP INC. 2005 ANNUAL REPORT—	66

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

Principal repayments on long-term debt over the forthcoming years are as follows:

$

2006 2007 2008 2009 2010 Thereafter	13,653 7,828 3,282 98,759 – 124,173

Minimum capital lease payments are as follows:

***
	PRINCIPAL	INTEREST	PAYMENT

2006 2007 2008 2009	$ 1,246 588 161 10	$ 113 27 5 –	$ 1,359 615 166 10

Total minimum capital lease payments	2,005	145	2,150

9. Capital stock

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

—CGI GOUP INC. 2005 ANNUAL REPORT—	67

Notes to the consolidated financial statements

Years ended September 30, 2005, 2004 and 2003

(tabular amounts only are in thousands of Canadian dollars, except share data)

9. Capital stock (continued)

For 2005, 2004 and 2003, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES

	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE

		$		$
Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (note 16)	19,963,399	140,546	–	–
Conversion[1]	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised[4]	1,345,241	7,464	–	–

Balance, September 30, 2003	368,236,503	1,435,763	33,772,168	44,868
Issued for cash[2]	41,340,625	330,725	–	–
Issued as consideration for business acquisitions (note 16)	136,112	1,020	–	–
Options exercised[4]	1,007,651	7,854	–	–

Balance, September 30, 2004	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled[3]	(14,078,360)	(60,998)	–	–
Repurchased and not cancelled[3]	–	(3,665)	–	–
Options exercised[4]	805,798	7,406	–	–

BALANCE, SEPTEMBER 30 , 2005	397,448,329	1,718,105	33,772,168	44,868

[1]

As part of an agreement on July 24, 2003, entered into by the Majority Shareholders and BCE Inc., 7,027,606 Class B shares with a carrying value of $9,337,000 were converted into an equivalent number of Class A subordinate shares.

[2]

On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE Inc. for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

[3]

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005, to February 2, 2006. During 2005, the Company repurchased 14,896,200 Class A subordinate shares for consideration of $116,439,000 including redemption fees in the amount of $261,000. Also during 2005, the Company received and cancelled 28,360 Class A subordinate shares for consideration of $202,000 as a settlement of an account receivable accounted for as part of a 2003 business acquisition. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $51,978,000 was charged to retained earnings. As of September 30, 2005, 846,200 of the repurchased Class A subordinate shares with a carrying value of $3,665,000 were held by the Company and had not been cancelled.

[4]

The carrying value of Class A subordinate shares includes $2,855,000 ($2,094,000 in 2004 and $1,013,000 in 2003), which corresponds to a reduction in contributed surplus representing the value of compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

10. Stock options, warrants and contributed surplus

A) STOCK OPTIONS

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2005, 41,143,889 Class A subordinate shares have been reserved for issuance under the Stock option plan.

—CGI GOUP INC. 2005 ANNUAL REPORT—	68

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

2005			2004		2003

NUMBER OF OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE

		$		$		$
Outstanding, beginning of year Granted	25,537,300 5,079,636	9.20 8.48	20,459,515 7,577,166	9.69 7.90	20,814,820 4,600,502	10.79 6.24
Exercised Forfeited and expired	(805,798) (3,272,484)	5.61 11.60	(1,007,651) (1,491,730)	5.61 9.71	(1,345,241) (3,610,566)	4.82 10.18

Outstanding, end of year	26,538,654	8.79	25,537,300	9.20	20,459,515	9.69

Exercisable, end of year	21,308,252	8.89	16,492,063	9.93	15,110,007	10.45

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2005:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

	$		$		$
1.64 to 2.32	229,824	5	2.23	229,824	2.23
4.37 to 6.98	3,724,788	7	6.18	3,509,270	6.18
7.00 to 7.87	6,680,454	8	7.76	6,634,550	7.76
8.00 to 8.99	11,330,110	8	8.66	6,397,786	8.78
9.05 to 10.96	1,896,199	5	9.91	1,859,543	9.92
11.34 to 14.85	1,117,215	3	13.65	1,117,215	13.65
15.01 to 20.90	1,506,575	4	16.27	1,506,575	16.27
21.45 to 26.03	53,489	4	23.41	53,489	23.41

	26,538,654	7	8.79	21,308,252	8.89

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

2005		2004	2003

Compensation expense ($)	20,554	25,559	8,168

Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	45.80	47.40	52.70
Risk-free interest rate (%)	3.92	3.93	4.21
Expected life (years)	5	5	5
Weighted average grant date fair values ($)	3.85	3.68	3.16

—CGI GOUP INC. 2005 ANNUAL REPORT—	69

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Stock options, warrants and contributed surplus (continued)

B) WARRANTS

In connection with the signing of a strategic outsourcing contract and of a business acquisition in 2001, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2005, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

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

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the “Expiration Date”), replacing warrants (the “Extended Warrants”) to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

C) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2002:

$

Balance, September 30, 2002, as previously reported	3,652
Value of options assumed in connection with acquisitions[1]	11,477
Change in accounting policy – stock-based compensation (note 2)	4,130

Balance, September 30, 2002, restated	19,259
Value of exercised options assumed in connection with acquisitions[1]	(1,013)
Change in accounting policy – stock-based compensation (note 2)	8,168

Balance, September 30, 2003, restated	26,414
Value of exercised options assumed in connection with acquisitions[1]	(2,094)
Change in accounting policy – stock-based compensation (note 2)	25,559

Balance, September 30, 2004, restated	49,879
Value of exercised options assumed in connection with acquisitions	(1,136)
Value of compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554

BALANCE, SEPTEMBER 30, 2005	67,578

1 The options assumed in connection with acquisitions, which were presented in the Warrants and stock options caption in 2004, have been reclassi?ed in Contributed surplus caption in 2005.

—CGI GOUP INC. 2005 ANNUAL REPORT—	70

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

2005				2004			2003

	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1] (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (DENOMINATOR)	EARNINGS PER SHARE

	$	$		$	$		$	$
Net earnings	216,488	439,349,210	0.49	194,041	419,510,503	0.46	169,198	395,191,927	0.43
Dilutive options[2]	–	1,077,743	–	–	1,994,835	–	–	1,508,995	–
Dilutive warrants[2]	–	1,146,559	–	–	1,595,014	–	–	764,755	–

Net earnings after assumed conversions	216,488	441,573,512	0.49	194,041	423,100,352	0.46	169,198	397,465,677	0.43

1 The 14,924,560 Class A subordinate shares repurchased during the year were excluded from the calculation of earnings per share as of the date of repurchase.

2  The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 22,140,883 and 13,194,520 for the years ended September 30, 2005 and 2004, respectively. The number of excluded warrants was 2,113,041 for the years ended September 30, 2005 and 2004.

12. Amortization

	2005	2004	2003

	$	$	$
Amortization of capital assets	41,420	46,804	42,332
Amortization of contract costs related to transition costs	14,548	9,633	4,219
Amortization of ?nite-life intangibles and other long-term assets (note 6)	125,049	102,120	72,546
Impairment of contract costs and finite-life intangibles (note 13)	18,266	4,034	-

	199,283	162,591	119,097

Amortization of contract costs related to incentives (presented as reduction of revenue)	28,314	29,734	27,789
Impairment of contract costs related to incentives (presented as reduction of revenue)	3,336	-	-

	230,933	192,325	146,886

The 2005 contract costs and finite-life intangibles impairment of $18,266,000 is composed of write-offs of $11,932,000 of contract costs and $6,334,000 of finite-life intangibles. The 2005 and 2004 write-offs relate to certain non-performing assets that are no longer expected to provide future value.

13. Sale of right

On June 15, 2005, the Company entered into an alliance (“arrangement”) with a financial institution. Under this arrangement, the Company has sold to this financial institution a right to access the Company’s Canadian Credit Union (“Credit Union”) clients in order to offer them its business solutions in exchange for cash consideration of $13,500,000. A portion of this consideration in the amount of $2,500,000 has been recorded as deferred revenue and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution’s business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transitioning is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense.

—CGI GOUP INC. 2005 ANNUAL REPORT—	71

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

14. Income taxes

The income tax provision is as follows for the years ended September 30:

2005		2004	2003

$		$	$
		RESTATED	RESTATED
Current	78,476	57,615	66,808
Future	35,650	55,626	46,249

	114,126	113,241	113,057

The Company’s effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2005	2004	2003

	%	%	%
		RESTATED	RESTATED
Canadian statutory tax rate	31.0	31.5	33.6
Effect of provincial and foreign tax rate differences	3.7	2.1	0.9
Non-deductible stock options	1.9	2.9	1.0
Other non-deductible items	0.3	0.8	0.8
Benefit arising from investment in subsidiaries	(3.1)	(1.9)	-
Valuation allowance relating to tax bene?ts on losses	0.1	0.9	2.5
Other	0.3	1.6	1.7

Effective income tax rate	34.2	37.9	40.5

Future income taxes are as follows at September 30:

	2005	2004

	$	$
Future income tax assets:
Accrued integration charges and accounts payable and accrued liabilities	37,373	83,254
Tax benefits on losses carried forward	82,132	94,039
Accrued compensation	19,263	19,000
Allowance for doubtful accounts	2,241	6,695
Share issue costs	2,865	4,724
Other	5,574	6,457

	149,448	214,169

Future income tax liabilities:
Capital assets, contract costs and finite-life intangibles and other long-term assets	253,134	276,223
Work in progress	28,092	34,027
Goodwill	10,699	3,163
Refundable tax credits on salaries	32,400	25,001
Other	15,043	17,622

	339,368	356,036

Valuation allowance	27,507	32,686

Future income taxes, net	(217,427)	(174,553)

Future income taxes are classified as follows:
Current future income tax assets	22,118	79,584
Long-term future income tax assets	46,601	101,899
Current future income tax liabilities	(47,163)	(68,603)
Long-term future income tax liabilities	(238,983)	(287,433)

Future income tax liabilities, net	(217,427)	(174,553)

—CGI GOUP INC. 2005 ANNUAL REPORT—	72

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

At September 30, 2005, the Company had $235,329,000 in non-capital losses carried forward which expire at various dates to 2022. The Company recognized a future tax asset of $82,132,000 on the non-capital losses carried forward and recognized a valuation allowance of $27,507,000 in relation with these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $23,049,000 and income tax expense would be reduced of approximately $4,458,000.

In the previous year, the Company reversed its valuation allowance by an amount of $44,707,000 (US$35,375,000) in reduction of the American Management Systems, Incorporated (“AMS”) goodwill when it became more likely than not that benefits would be realized.

Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

15. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative are as follows:

	2005	2004	2003

	$	$	$
		RESTATED	RESTATED
Costs of services, selling and administrative	3,218,668	2,739,927	2,247,762
Less: tax credits (NOTE 3)	(67,110)	(62,531)	(65,315)

	3,151,558	2,677,396	2,182,447

16. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2005 TRANSACTIONS

a) Acquisitions

In 2005, the Company increased its interest in one of its joint ventures and made five acquisitions of which the most significant were the following:

– AGTI Services Conseils Inc. (“AGTI”) – On December 1, 2004, the Company purchased the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

– MPI Professionals (“MPI”) – On August 10, 2005, the Company acquired substantially all of the assets of MPI. MPI provides management solutions for the financial services sector.

– Silver Oak Partners Inc. (“Silver Oak”) – On September 2, 2005, the Company acquired all outstanding shares of Silver Oak. Silver Oak is a leading provider of spend management solutions in both the government and commercial sectors.

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

—CGI GOUP INC. 2005 ANNUAL REPORT—	73

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2005 TRANSACTIONS (CONTINUED)

a) Acquisitions (continued)

	AGTI	OTHER	TOTAL

	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal software	9	17	26
Business solutions	-	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill[1]	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)

	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271

Net assets acquired	47,180	35,376	82,556

Consideration
Cash	47,067	26,707	73,774
Holdback payable (discounted)	-	8,450	8,450
Acquisition costs	113	219	332

	47,180	35,376	82,556

1 Includes $5,649,000 of goodwill deductible for tax purposes.

In connection with the acquisitions completed in 2005, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $2,736,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure in the amount of $1,637,000.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its US Services to Credit Unions business units and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made which increased the net loss by $296,000 (US$239,000) after $174,000 (US$140,000) of tax effect and reduced the balance of sale by $470,000 (US$379,000).

c) Balance of integration charges

For AMS and COGNICASE Inc. (“Cognicase”), the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL

	$	$	$
BALANCE, OCTOBER 1, 2004	68,977	20,250	89,227
Adjustments to initial provision[1]	7,091	3,230	10,321
Foreign currency translation adjustment	(4,458)	(1,096)	(5,554)
Paid during 2005	(14,492)	(17,190)	(31,682)

BALANCE, SEPTEMBER 30, 2005[2]	57,118	5,194	62,312

1 Has been recorded as an increase of goodwill.

2 Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

—CGI GOUP INC. 2005 ANNUAL REPORT—	74

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2005 TRANSACTIONS (CONTINUED)

d) Modifications to purchase price allocations

The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill arising from the acquisition of AMS was reallocated from the IT services line of business to the BPS line of business.

2004 TRANSACTIONS

a) Acquisitions

The Company made the following acquisitions:

– AMS – On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and IT consulting firm to the government, healthcare, financial services, and communications industries.

– Other – On October 28, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc, a business service, which provides systems integration and consulting with a focus on business process improvement and new technologies. On January 14, 2004, it also acquired certain assets of GDS & Associates Systems Ltd., which provides systems integration and consulting services to clients primarily within the government sector.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s best estimates.

	AMS	OTHER	TOTAL

	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Capital assets	13,475	459	13,934
Internal software	7,129	-	7,129
Business solutions	83,814	-	83,814
Software licenses	7,916	-	7,916
Customer relationships and other	177,800	3,452	181,252
Other long-term assets	3,881	-	3,881
Future income taxes	13,659	12	13,671
Goodwill [1]	549,519	6,940	556,459
Long-term debt	-	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	-	(72,760)

	583,994	9,857	593,851

Cash acquired	616,237	224	616,461

Net assets acquired	1,200,231	10,081	1,210,312

Consideration Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares[2]	-	1,020	1,020

	1,200,231	10,081	1,210,312

1 Includes $35,749,000 of goodwill deductible for tax purposes.

2 The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

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

—CGI GOUP INC. 2005 ANNUAL REPORT—	75

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2004 TRANSACTIONS (CONTINUED)

b) Dispositions

– The Company sold the assets related to the information services to the banking and investment group, one of the divisions presented in the discontinued operations (see Note 17), for cash consideration of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and goodwill reduction of $20,355,000.

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

– The Company sold its interest in a joint venture and non-significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

c) Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL

	$	$	$
BALANCE, OCTOBER 1, 2003	41,029	9,580	50,609
New integration charges	43,102	96,360	139,462
Adjustments to initial provision[1]	678	(5,963)	(5,285)
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during 2004	(12,804)	(72,910)	(85,714)

BALANCE, SEPTEMBER 30, 2004[2]	68,977	20,250	89,227

1 Has been recorded as a reduction of goodwill.

2 Of the total balance remaining, $37,631,000 is included in accounts payable and accrued liabilities and $51,596,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocation

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income taxes and cash of $8,058,000, $115,000 and $3,153,000, respectively.

2003 TRANSACTIONS

a) Acquisitions

The Company made the following acquisitions:

– Underwriters Adjustment Bureau Ltd. (“UAB”) – Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.

– Cognicase – The Company acquired from January 13, 2003, through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate shares of the Company, or a combination thereof. Cognicase provided solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

– Other–The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of enterprise resource planning systems, on December 2, 2002, and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003, and increased its interest in one of its joint ventures.

—CGI GOUP INC. 2005 ANNUAL REPORT—	76

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

2003 TRANSACTIONS (CONTINUED)

a) Acquisitions (continued)

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. The Company also planned to divest from certain activities which are not part of the Company’s core business.

These restructuring and integration plans involved costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provided for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.

The acquisitions were accounted for using the purchase method, and the preliminary purchase price allocation is as follows:

	UAB	COGNICASE	OTHER	TOTAL

	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Capital assets	6,855	31,283	1,233	39,371
Internal software	1,506	6,304	-	7,810
Business solutions	-	34,285	1,614	35,899
Software licenses	-	109	-	109
Customer relationships and other	15,000	87,722	1,207	103,929
Other long-term assets	-	4,577	-	4,577
Future income taxes	(1,388)	(7,468)	(153)	(9,009)
Goodwill[1]	33,818	323,307	9,795	366,920
Pension cost	(4,500)	-	-	(4,500)
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)

	58,036	305,917	8,571	372,524

Cash acquired	(3,967)	23,495	5,954	25,482

Net assets acquired	54,069	329,412	14,525	398,006

Consideration
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares[2]	-	139,746	-	139,746
Issuance of 113,154 Class A subordinate shares[2]	-	-	800	800

	54,069	329,412	14,525	398,006

1 Includes $4,670,000 of goodwill deductible for tax purposes.

2 The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

b) Dispositions

The Company sold two subsidiaries previously owned by Cognicase for a non significant cash consideration.

c) Balance of integration charges

For Cognicase, the components of the integration charges included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities related to the business acquisition are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL

	$	$	$
BALANCE, OCTOBER 1, 2002	-	-	-
New integration charges	47,422	30,404	77,826
Paid during 2003	(6,393)	(20,824)	(27,217)

BALANCE, SEPTEMBER 30, 2003[1]	41,029	9,580	50,609

1 Of the total balance remaining, $19,499,000 is included in accounts payable and accrued liabilities and $31,110,000 is included in accrued integration charges and other long-term liabilities.

—CGI GOUP INC. 2005 ANNUAL REPORT—	77

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

16. Investments in subsidiaries and joint ventures (continued)

2003 TRANSACTIONS (CONTINUED)

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, a net increase of finite-life intangibles and other long-term assets of $1,478,000 and a cash consideration paid of $1,060,000.

17. Discontinued operations and assets held for sale

In 2005 and 2004, the Company formally adopted plans to divest of certain activities acquired from previous transactions which were not related to its core business and which included six divisions (see Note 16).

2005 transactions

In 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes.

Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

2004 transactions

In 2004, the Company disposed of four divisions. One of the divisions’ activities consists mainly of sales of integrated management system software package suites (“Enterprise Resource Planning or ERP”) and related services targeted to municipalities, healthcare bodies, as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division’s activities consist mainly of providing information services to banking and investment groups.

The following table presents summarized financial information related to discontinued operations:

	2005	2004	2003

	$	$	$
Revenue	17,495	77,930	125,170
Operating expenses	12,585	56,955	113,783
Amortization	610	3,708	6,591

Earnings before income taxes	4,300	17,267	4,796

Income taxes	7,510	8,612	1,713

Net (loss) gain from discontinued operations	(3,210)	8,655	3,083

Net cash provided by operating activities	759	2,924	7,348
Net cash provided by (used in) investing activities	-	1,174	(585)
Net cash used in financing activities	-	(30)	(589)

Net cash and cash equivalents provided by discontinued operations	759	4,068	6,174

Discontinued operations were included in the BPS segment in 2005 and in both BPS and IT segments in 2004. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000 ($17,267,000 in 2004). Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis ($23,658,000 in 2004).

—CGI GOUP INC. 2005 ANNUAL REPORT—	78

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Joint ventures: supplementary information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

		2005	2004

		$	$
BALANCE SHEETS Current assets		53,559	67,122
Non-current assets		19,429	46,158
Current liabilities		29,069	33,639
Non-current liabilities		7,226	47,774

	2005	2004	2003

STATEMENTS OF EARNINGS Revenue	86,916	138,570	189,693
Expenses	78,011	129,923	182,268

Net earnings	8,905	8,647	7,425

STATEMENTS OF CASH FLOWS Cash provided by (used in): Operating activities	28,634	5,247	5,673
Investing activities	(23,205)	(17,008)	(49,169)
Financing activities	8,147	599	46,031

FINANCING LEASE

On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2005, an amount of $12,434,000, representing the current portion, is included in prepaid expenses and other current assets, and the remaining $1,788,000 is included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement is 5.02% and the net investment is $14,222,000 as of September 30, 2005.

19. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2005	2004	2003

	$	$	$
Accounts receivable	62,687	41,151	(27,060)
Work in progress	(1,150)	(25,211)	(1,288)
Prepaid expenses and other current assets	13,921	1,238	(4,682)
Accounts payable and accrued liabilities	(89,503)	(96,537)	(83,190)
Accrued compensation	(3,601)	(39,143)	21,969
Deferred revenue	13,519	16,892	(20,426)
Income taxes	(6,449)	(109,766)	5,888

	(10,576)	(211,376)	(108,789)

—CGI GOUP INC. 2005 ANNUAL REPORT—	79

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Supplementary cash flow information (continued)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2005	2004	2003

	$	$	$
Operating activities Accounts payable and accrued liabilities	7,185	-	-
Accrued integration charges and other long-term liabilities	-	7,583	1,502

	7,185	7,583	1,502

Investing activities Business acquisitions (NOTE 16)	-	(1,020)	(140,546)
Proceeds from sale of assets and businesses (note 16)	-	13,500	-
Purchase of capital assets	-	(1,393)	-
Contract costs	-	(7,583)	(1,502)
Decrease (increase) in finite-life intangibles and other long-term assets (NOTE 16)	(11,050)	(13,500)	-

	(11,050)	(9,996)	(142,048)

Financing activities Increase in obligations under capital leases	11,050	1,393	-
Issuance of shares (NOTE 9)	-	1,020	140,546
Repurchase of Class A subordinate shares	(7,185)	-	-

	3,865	2,413	140,546

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2005	2004	2003

	$	$	$
Interest paid	17,965	21,477	9,293
Income taxes paid	66,534	143,405	66,526

20. Segmented information

The Company has two lines of business (“LOB”): IT services and BPS..
The focus of these LOBs is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

– The BPS LOB provides a full spectrum of business process services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

				2005

	IT SERVICES	BPS	CORPORATE	TOTAL

	$	$	$	$
Revenue	3,239,656	446,330	-	3,685,986

Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations[1]	360,379	70,401	(84,635)	346,145

Total assets	2,950,840	664,172	371,647	3,986,659

1 Amortization expense included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, as at September 30, 2005.

—CGI GOUP INC. 2005 ANNUAL REPORT—	80

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

	2004

IT SERVICES		BPS	CORPORATE	TOTAL

$		$ RESTATED	$	$
Revenue	2,721,306	428,764	–	3,150,070

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations[1]	326,043	72,394	(88,354)	310,083

Total assets	3,304,918	687,680	323,917	4,316,515

1 Amortization expense included in IT services, BPS and Corporate is $168,931,000, $15,904,000 and $7,490,000, respectively, for the year ended September 30, 2004.

	2003

IT SERVICES		BPS	CORPORATE	TOTAL

$		$ RESTATED	$	$
Revenue	2,182,568	407,337	–	2,589,905

Earnings (loss) before interest, other income, entity subject to significant influence, income taxes and discontinued operations[1]	289,409	69,853	(70,901)	288,361

Total assets	2,263,013	665,564	208,106	3,136,683

1 Amortization expense included in IT services, BPS and Corporate is $129,201,000, $13,934,000 and $3,751,000, respectively, for the year ended September 30, 2003.

2005		2004

$		$
		RESTATED
Capital assets
IT services	71,170	98,580
BPS	15,118	19,236
Corporate	30,100	25,825

	116,388	143,641

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Geographic information

The following table sets out certain geographic market information based on client’s location.

2005		2004	2003

$		$	$
		RESTATED	RESTATED
Revenue
Canada	2,235,465	2,161,818	2,024,901
United States	1,171,072	797,411	432,256
Europe and Asia Pacific	279,449	190,841	132,748

	3,685,986	3,150,070	2,589,905

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general-purpose financial statements. All the Company’s business units share the capital asset infrastructure. Providing geographic information for capital assets and goodwill is therefore impracticable.

—CGI GOUP INC. 2005 ANNUAL REPORT—	81

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Related party transactions

In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a shareholder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 29.75% (2004 – 28.86%) ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004	2003

	$	$	$
Revenue	526,935	516,968	500,068
Purchase of services	121,184	99,881	91,471
Accounts receivable	21,632	16,730	21,659
Work in progress	14,209	5,894	1,123
Contract costs	14,103	17,916	21,373
Accounts payable and accrued liabilities	1,018	8,343	5,161
Deferred revenue	1,978	1,249	1,330

During the year, the Company disposed of its investment in Nexxlink Technologies Inc. (see Note 16). This investment was sold to BCE pursuant to a public tender offering and accounted for at the exchange amount.

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

	2005	2004	2003

	$	$	$
Revenue	102,699	94,607	62,653
Accounts receivable	4,112	3,622	5,086
Work in progress	1,290	1,988	361
Prepaid expenses and other current assets	2,019	1,815	-
Contract costs	17,301	19,696	21,989
Accounts payable and accrued liabilities	1,254	1,113	227
Deferred revenue	-	946	2,125
Other long-term liabilities	-	-	4,463

During the year, the Company incurred a general and administrative expense in the amount of $2,505,000 with a Company owned by one of its directors. The transaction was incurred in the normal course of operations and measured at the commercial rate (exchange amount).

22. Employee future benefits

Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:

UAB maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totaled $6,584,000 and $7,206,000, as at September 30, 2005 and 2004. There was no related expense for the years ended September 30, 2005 and 2004, and approximately $638,000 for the year ended September 30, 2003, included in cost of services, selling and administrative.

With the acquisition of AMS, the Company assumed defined contribution pension plans. Total pension plan expense for the year ended September 30, 2005, was approximately $5,373,000 and $2,059,000 in 2004.

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employee’s contributions to a maximum of $1,000 per year. For the years ended September 30, 2005, 2004 and 2003, the amounts of the Company’s contributions were $5,634,000, $2,784,000 and $1,992,000, respectively.

—CGI GOUP INC. 2005 ANNUAL REPORT—	82

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Commitments and contingencies

A) COMMITMENTS

At September 30, 2005, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,188,331,000. Minimum lease payments due in the next five years are as follows:

$
2006	193,523
2007	155,421
2008	117,812
2009	95,561
2010	88,933

The Company concluded six long-term service agreements representing a total commitment of $106,158,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2006	38,081
2007	50,134
2008	10,109
2009	6,257
2010	1,577

B) CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

24. Guarantees

SALE OF ASSETS AND BUSINESS DIVESTITURES

In the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. GOVERNMENT CONTRACTS

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

—CGI GOUP INC. 2005 ANNUAL REPORT—	83

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

24. Guarantees (continued)

OTHER TRANSACTIONS

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at September 30, 2005, the Company has US$47,800,000 and $2,900,000 outstanding surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial position.

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until April 2006. As at September 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

25. Financial instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE

At September 30, 2005 and 2004, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair values of long-term debt, with exception of Senior US unsecured notes, and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2005 and 2004.

The fair value of Senior US unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $215,982,000.

INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that this risk is significant since no amount had been drawn upon the credit facilities.

CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term money market deposits. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities, and are not concentrated in any specific geographic area. These specific industries may be affected by economic factors which may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base. Furthermore, as described in Note 21, the Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates.

CURRENCY RISK

The Company operates internationally and is exposed to risks from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior US unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries for which foreign currency translation gains or losses have been recorded under foreign currency translation adjustment. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting. There were no outstanding forward contracts as at September 30, 2005 and 2004 (US$15,000,000 as at September 30, 2003). Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2005, were not significant.

—CGI GOUP INC. 2005 ANNUAL REPORT—	84

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

The consolidated balance sheet includes significant foreign financial assets as cash and accounts receivable as well as significant foreign financial liabilities as accounts payables and accrued liabilities of $116,238,000, $173,686,000 and $162,167,000, respectively, as of September 30, 2005 ($122,186,000, $217,167,000 and $194,373,000, respectively, as of September 30, 2004).

26. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are detailed as follows: Reconciliation of net earnings:

	2005	2004	2003

	$	$	$
Net earnings - Canadian GAAP	216,488	194,041	169,198
Adjustments for: Stock-based compensation(I)	20,554	25,559	8,168
Warrants(II)	1,405	1,405	1,405
Unearned compensation(III)	--	(794)	(1,450)
Other	(665)	(1,999)	(4,028)

Net earnings - US GAAP	237,782	218,212	173,293

Basic and diluted EPS - US GAAP	0.54	0.52	0.44

Reconciliation of shareholders' equity:

Shareholders' equity - Canadian GAAP	2,494,690	2,461,862	1,979,403

Adjustments for: Stock-based compensation(I)	58,411	37,857	12,298
Warrants(II)	(6,480)	(7,885)	(9,290)
Unearned compensation(III)	(3,694)	(3,694)	(3,694)
Integration costs(iv)	(6,606)	(6,606)	(6,606)
Goodwill(v)	28,078	28,078	28,078
Adjustment for change in accounting policy(VI)	9,715	9,715	9,715
Other	(9,463)	(8,798)	(6,799)

Shareholders' equity - US GAAP	2,564,651	2,510,529	2,003,105

(I) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, “Accounting for Stock-Based Compensation”, was adopted. For the year ended September 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $217,228,000 and $0.49 ($192,653,000 and $0.46 and $165,125,000 and $0.42, respectively, for the years ended September 30, 2004 and 2003).

(II) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2005, 2004 and 2003 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

—CGI GOUP INC. 2005 ANNUAL REPORT—	85

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (continued)

(III) Unearned compensation

Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders’ equity for US GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

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

(V) Goodwill

The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase price allocation whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

(VI) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, “Accounting for Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

(VII) Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries.

The following table represents comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”:

	2005	2004	2003

	$	$	$
Net earnings - US GAAP	237,782	218,212	173,293
Other comprehensive income: Foreign currency translation adjustment	(92,124)	(69,157)	(123,768)

Comprehensive income	145,658	149,055	49,525

—CGI GOUP INC. 2005 ANNUAL REPORT—	86

Notes to the consolidated financial statements
Years ended September 30, 2005, 2004 and 2003
(tabular amounts only are in thousands of Canadian dollars, except share data)

(VIII) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 18). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (“SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(IX) Share issue costs

As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(X) Recent and future accounting changes

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections”, which changes the requirements for the accounting and reporting of a change in accounting principles and requires that changes in accounting principle be retrospectively applied. Statement 154 applies to all voluntary changes in accounting principles as well as to changes required by an accounting pronouncement that does not include specific transition provisions. The adoption of SFAS No. 154 is required for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued No. 123R, “Share-Based Payment”, which requires Companies to recognize the fair value of share-based payment arrangements in their financial statements. While Canadian companies have been required by Handbook Section 3870, “Accounting for Stock-Based Compensation and Other Stock-Based Payments”, to recognize the fair value of stock-based compensation in their income statements since January 1, 2004, the SFAS 123R fair value model is different from that of Section 3870. The adoption of SFAS 123R is required beginning on or after June 15, 2005. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

27. Subsequent event

On October 26, 2005, the Company reached an agreement to sell a large portion of its electronic switching services for proceeds of $28,000,000, subject to adjustment. The transaction will close when all required approvals are obtained by the Company.

—CGI GOUP INC. 2005 ANNUAL REPORT—	87

Management’s

discussion

and analysis

Fiscal year ended September 30, 2005

November 7, 2005

BASIS OF PRESENTATION

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we” or “Company”. This management’s discussion and analysis of financial position and results of operations (“MD&A”) describes our business, the business environment as we see it today, our vision and strategy, as well as the critical accounting policies used in our Company that will help you understand our consolidated financial statements, the principal factors affecting the results of operations, and liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements of our fiscal years 2005, 2004 and 2003 and the notes beginning on page 58 of this annual report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Except as otherwise specified, references to years indicate our fiscal year ended September 30, 2005, or September 30 of the year referenced, and all comparisons are to prior years.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP financial measures which include: adjusted earnings before interest on

— CGI GROUP INC. 2005 ANNUAL REPORT —	27

Management’s discussion and analysis

long-term debt, other income, net, gain on sale of investment in an entity subject to significant influence, entity subject tosignificant influence, income taxes and discontinued operations (“adjusted EBIT”) and net earnings from continuing ope-rations before amortization of finite-life intangibles (“cash net earnings”).

Adjusted EBIT is used by our manage-ment as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective, exclusive of the costs to finance our activities and exclusive of income taxes, neither of which are directly relevant to the operations. A reconciliation of this item to its closest GAAP measure may be found on page 42.

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets. Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions and customer relationships gained through acquisitions and new outsourcing contracts. A reconciliation of this item to its closest GAAP measure may be found on page 43.

Our management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to becomparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

CORPORATE OVERVIEW AND BUSINESS

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of our centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

•  Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•  Systems integration – We integrate and customize leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•  Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate the clients’ operations into our technology network. Finally, we hire clients’ IT and specialized professionals, enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing, network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services.

Outsourcing contracts typically last from five to ten years and are renewable.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOBs is as follows:

•  The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States of America (“US”), Europe and Asia Pacific. Our professionals and facilities in centres of excellence in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•  Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

As at September 30, 2005, we employed approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical and management personnel and that our strong corporate culture has been the key to our success to date.

COMPETITIVE ENVIRONMENT

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geo-graphic markets served.

There are many factors involved in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value

— CGI GROUP INC. 2005 ANNUAL REPORT —	28

Management’s discussion and analysis

proposition includes our end-to-end IT and business process services capability, our expertise and proprietary business solutions in five industry sectors, our global delivery model which includes the industry’s leading nearshore services delivery capability, our disciplined management foundation, and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three mainmarkets – Canada, the US and Europe –which positions us to win large contracts.

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery which meets their strategic and cost requirements.

VISION, MISSION AND STRATEGY

CGI’s vision is to be a world-class IT and BPS leader helping its clients win and grow.

Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and BPS company.

CGI is a domain consolidator through its four-pillar growth strategy that combines organic growth and acquisitions. The first driver, focused on organic growth, is comprised of systems integration and consulting (“SI&C”) contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is the pursuit of new large outsourcing contracts, valued at more than $50 million a year. In addition to Canada, we now have the greater critical mass required to bid on large opportunities in the US and Europe.

The third and fourth drivers of our growth strategy focus on acquisitions – of smaller firms or niche players and of larger companies with annual revenue of more than $50 million, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for targets that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offering. Currently, we are focused on acquisitions in our targeted verticals and metropolitan markets in the US and Europe, as well as on expanding our BPS capabilities. Through large acquisitions, we are seeking to increase our geographic presence and critical mass in order to further qualify ourselves for larger outsourcing deals. CGI has a disciplined approach to its growth strategy, focused on increasing shareholder value.

DEVELOPMENTS IN 2005

ACQUISITIONS

In fiscal 2005, we made the following strategic small acquisitions:

AGTI Consulting Services Inc. (“AGTI”) – On December 1, 2004, we announced we had completed the acquisition of AGTI in which we previously held a 49% equity position. Founded in 1996, AGTI was a privately-held, Montreal-based information technology consulting company with revenue of $50 million. Total consideration for this acquisition was $47.2 million.

MPI Professionals (“MPI”)– On August 10, 2005, we announced the acquisition of MPI with revenue of approximately US$17 million for a total consideration of $13.0 million. Founded in 2001, MPI was a privately-held, Manhattan-based SI&C firm focused on the financial services sector.

Silver Oak Partners Inc. (“Silver Oak”) – On September 2, 2005, we announced the acquisition of Silver Oak with revenue of approximately US$23 million for a total consideration of $21.8 million. Founded in 1999, Silver Oak was a privately-held corporation. It employed 100 senior-level professionals serving clients from offices inBoston, New York, Philadelphia and San Francisco. Silver Oak is a leading provider of spend management solutions that identify, create and sustain measurable cost savings in procurement spending for clients in both the government and commercial sectors.

DIVESTITURES

On March 8, 2005, we announced that Garda World Security Corporation had entered into an agreement to acquire the principal assets of Keyfacts Enterprises Canada Inc. (“Keyfacts”), one of our wholly-owned subsidiaries, valued at $3.5 million. We retained the working capital of Keyfacts valued at approximately $4.0 million as at December 31, 2004. The transaction resulted in a net loss of $1.6 million.

On March 10, 2005, we announced the signing of an asset sale agreement with Open Solutions Inc. involving our US Services to Credit Unions business unit and our CyberSuite product line for a cash consideration of approximately US$24.0 million. The US Services to Credit Unions business had revenue of approximately US$16.0 million. The net assets disposal has resulted in a net loss of $1.4 million.

During the second quarter of 2005, following Bell Canada’s offer to acquire all the outstanding common shares of Nexxlink Technologies Inc. (“Nexxlink”), we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink’s total issued and outstanding shares. The shares tendered by us were taken up and paid for by Bell Canada on January 25, 2005. Proceeds from the transaction amounted to $20.8 million, resulting in a pre-tax gain of $4.2 million.

— CGI GROUP INC. 2005 ANNUAL REPORT —	29

Management’s discussion and analysis

SUBSEQUENT EVENT

On October 26, 2005, the Company reached an agreement to sell a large portion of its electronic switching services for proceeds of $28.0 million, subject to adjustment. The transaction will close when all required approvals are obtained by the Company.

NEW CONTRACTS

Contracts announced in the US during the year included a US$166 million seven-year contract with John Hancock Life Insurance (“John Hancock”), effective July 1, 2005; several contracts with the Centers for Medicare & Medicaid Services totaling over US$100 million; contracts for our AMS Advantage enterprise resource planning (“ERP”) solution for financial management with seven state or local governments – Los Angeles County (five-year US$33 million contract), Commonwealth of Kentucky, State of Utah, San Bernardino County, Cityof Austin, City of Dallas and Baltimore County and Baltimore County Public Schools; and BPS contracts to administer multi-family housing under the US Department of Housing and Urban Development for the State of Ohio (five-year US$22 million contract), Tampa Housing Authority (five-year US$30 million contract), and the Oakland Housing Authority (five-year US$45 million contract). We also announced that we were one of 12 companies selected to provide information technology support services under the U.S. Department of Justice’s Information Technology Support Services contract, potentially worth a total of US$980 million over the seven-year contract.

Contracts announced in Canada included the renewal in March 2005 of our partnership with the Canadian Payments Association, Canada’s operator of clearing and settlement systems, for a 10-year term valued at $23 million. Also, on January 31, 2005, we renewed our partnership with Yellow Pages Group Co., Canada’s largest telephone directories publisher, for a seven-year term; and, in December 2004, we announced that the Canada Revenue Agency (“CRA”), the federal body that administers tax laws and several social economic programs delivered through the tax system, had chosen CGI for a multi-year, multi-million dollar SI&C contract.

SHARE REPURCHASE PROGRAM

On February 1, 2005, we announced that the Board of Directors had authorized the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year through a Normal Course Issuer Bid (“issuer bid”). The Company had received approval from the Toronto Stock Exchange for its intention to make an issuer bid. The issuer bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation. As of January 28, 2005, there were 410,902,202 Class A subordinate shares of the Company outstanding, of which approximately 68% were widely held. The Class A subordinate shares may be purchased under the issuer bid commencing February 3, 2005, and ending no later than February 2, 2006, or on such earlier date when the Company completes its purchases or elects to terminate the bid. The total of Class A subordinate shares repurchased during fiscal 2005 was 14,896,200, at an average market price plus commission of $7.82, for an aggregate consideration of $116.4 million. The total Class A subordinate shares repurchased included 846,200 shares bought for cancellation at the end of the year, all of which were cancelled October 6, 2005.

NEW CREDIT FACILITIES

On December 20, 2004, we announced that we had concluded five-year unsecured revolving credit facilities, which replaced the previous syndicated bank facilities. These committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The new credit facilities are comprised of a US tranche worth the equivalent of $300.0 million and a Canadian tranche worth $500.0 million.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RESTATEMENT

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its ongoing accounting reviews, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounts to $52.9 million for the year ended September 30, 2004, as well as $54.1 million for the year ended September 30, 2003. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows. Had it not been for this revised interpretation, fiscal 2005, 2004 and 2003 revenue would have been $3,740.5 million, $3,203.0 million and $2,644.0 million, respectively.

CHANGE IN ACCOUNTING POLICIES

I. The CICA amended Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, effective for fiscal years beginning on or after

— CGI GROUP INC. 2005 ANNUAL REPORT —	30

Management’s discussion and analysis

JANUARY 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004, for employee stock options granted since October 1, 2001, and beyond. As a result of applying this change, the Company has reflected an additional expense of $20.6 million recorded in cost of services, selling and administrative expenses for the year ended September 30, 2005, and restated comparative figures for September 30, 2004 and 2003 by $25.6 million (basic and diluted earnings per share of $0.06) and $8.2 million (basic and diluted earnings per share of $0.02), respectively. An adjustment to retained earnings and contributed surplus of $37.9 million as at September 30, 2004, has been made to reflect the application of this change. For years ended September 30, 2004 and 2003, retained earnings, beginning of period, have been reduced by $12.3 million and $4.1 million, respectively.

II. The CICA issued Handbook Section 3110, “Asset Retirement Obligations”, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis effective on October 1, 2004. As a result, the Company recorded as at September 30, 2004: an increase in capital assets of $0.9 million, an increase in accrued integration charges and other long-term liabilities of $1.7 million and a decrease in retained earnings of $0.8 million. The impact on the Company’s consolidated statements of earnings for comparative periods was negligible. The impact of this accounting change on the Company’s consolidated financial statements as at and for the year ended September 30, 2005, is disclosed in Note 4 to the consolidated financial statements.

III. The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

IV. The CICA issued EIC Abstract 150, “Determining when an arrangement contains a lease”, which provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, “Leases”. The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for the Company for arrangements entered into or modified after January 1, 2005. The adoption of this EIC did not have any impact on the Company’s consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, tax credits, work in progress, deferred revenue, long-term asset valuations and impairment assessments, income taxes, provisions and contingencies.

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

— CGI GROUP INC. 2005 ANNUAL REPORT —	31

Management’s discussion and analysis

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services under contracts that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting, if 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) the arrangement includes a general right of return relative to the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their fair value.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractual stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit prices during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed fee arrangements is recognized using the percentage-of-completion method over the implementation period. The Company uses the labor costs or labor hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labor costs or total expected labor hours to complete the service, which are compared to labor costs or labor hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labor costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS

Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Company recognizes software license revenue using the percentage-of-completion method over the implementation period as previously described.

Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

WORK IN PROGRESS AND DEFERRED REVENUE

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

— CGI GROUP INC. 2005 ANNUAL REPORT —	32

Management’s discussion and analysis

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using principally the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due, remits the funds to the clients’ employees and appropriate tax authorities, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents separately the payroll funds held for clients and related obligations.

CONTRACT COSTS

Contract costs are mainly incurred in the course of two to ten year IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period as negotiated in the contract. In the case of an incentive taking the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of discounts, cost is measured at the value of the financial commitment granted and a corresponding amount is recorded in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized to capital assets and amortized, consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded as described in the preceding paragraph.

Transition costs include the expenses associated with certain activities performed after completion of a competitive selection process such as architecture and engineering work engaged prior to the final award of a large outsourcing contract as well as costs incurred during the transition period such as installation of systems and processes deployed after the award of the outsourcing contracts, relocation of transitioned employees, and exit from client facilities. These incremental costs are comprised essentially of labor cost including total compensation and related fringe benefits as well as subcontractor costs.

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets consist mainly of internal software, business solutions, software licenses and customer relationships.

Internal software, business solutions and software licenses are recorded at cost. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on their present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

IMPAIRMENT OF LONG-LIVED ASSETS

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at date of acquisition with the excess of the purchase price amount being allocated to goodwill. Goodwill is assessed for impairment at least annually for each reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred on business combinations, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate.

— CGI GROUP INC. 2005 ANNUAL REPORT —	33

Management’s discussion and analysis

EARNINGS PER SHARE

Basic earnings per share are based on theweighted-average number of units outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $21.9 million ($26.7 million in 2004 and $22.0 million in 2003). During the year, the Company incurred direct research and software development costs of $78.2 million ($64.5 million in 2004).

Software development costs are charged to earnings in the year they are incurred, net of related tax credits unless they meet specific capitalization criteria related to technical, market and financial feasibility in order to be capitalized. Deferred development costs are included as part of finite-life intangibles. Tax credits amounting to $1.4 million were recorded against these assets for the year ended September 30, 2004, and there are no tax credits for these assets for the year ended September 30, 2005.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets if its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders’ equity. As a result of differences in the translation of the financial statements of foreign subsidiaries, the foreign currency translation adjustment varied by $92.1 million and $69.2 million in 2005 and 2004, respectively. These variations resulted principally from translating US dollar denominated goodwill.

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

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

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

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:

a) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Handbook Section 1530, “Comprehensive Income”, and Section 3251,

— CGI GROUP INC. 2005 ANNUAL REPORT —	34

Management’s discussion and analysis

“Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c) Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

d) Handbook Section 3831, “Non-Monetary Transactions”, effective for transactions initiated in periods beginning on or after January 1, 2006. This section prescribes to record non-monetary transactions at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is a non-monetary, non-reciprocal transfer to owners or it is not reliably measurable. The Company does not believe that the adoption of this section will have a significant impact on the consolidated financials statements.

e) EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Product)”, was issued and provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 is effective for all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. There will be no impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

PERFORMANCE OVERVIEW

Revenue for fiscal 2005 totaled $3,686.0 million, up 17.0% from revenue of $3,150.1 million in fiscal 2004. Internal growth was 2.2% compared with fiscal 2004, while external growth was 18.3%, partially offset by the 3.5% negative impact of foreign currency fluctuations.

Net earnings from continuing operations increased 18.5% to $219.7 million compared with $185.4 million a year ago. Basic and diluted earnings per share from continuing operations were $0.50, compared with $0.44 in the previous year, adjusted to reflect the expensing of stock options. The net earnings from continuing operations margin was 6.0% compared with 5.9% a year ago. Net earnings including discontinued operations increased 11.6% to $216.5 million or $0.49 per share from $194.0 million or $0.46 a year ago.

Cash net earnings increased by 21.4% to $302.0 million or $0.69 per share. This compares with cash net earnings of $248.8 million or $0.59 per share in fiscal 2004. The cash net earnings margin increased to 8.2% in fiscal 2005, from 7.9% in fiscal 2004.

Cash provided by continuing operating activities was $479.7 million in fiscal 2005, compared with $229.8 million a year ago.

At September 30, 2005, cash and cash equivalents were $240.5 million. Long-term debt was $249.7 million and the net debt to capitalization ratio was 0.3%. At year end, total credit facilities available amounted to $817.8 million.

Total bookings were $3.6 billion, compared with bookings of $3.0 billion in fiscal 2004. The order backlog at year end was $12.9 billion, with an average duration of 6.7 years, compared with $13.0 billion in fiscal 2004.

OUTLOOK

Most of the recent studies and surveys conducted by market research firms show that a larger proportion of corporations than previously will increase their information technology spending over the coming quarters, a trend which is good news for SI&C practices. In addition, the outsourcing outlook both for IT and business process services remains strong.

Demand for SI&C services in North America is expected to grow by approximately 4% to 5% annually, according to industry analysts. Demand growth for IT and business process services outsourcing is projected to be stronger.

In a study commissioned by CGI, market research firm IDC found that IT spending not yet outsourced by organizations amounts to US$60 billion a year in Canada, US$682 billion a year in the US and US$476 billion a year in Western Europe. Regarding business process services, IDC found that the annual spending not yet outsourced amounts to US$80 billion a year in Canada, US$1.5 trillion in the US and US$480 billion in Western Europe. This is one estimate of the market potential, a portion of which will be outsourced over the coming years.

— CGI GROUP INC. 2005 ANNUAL REPORT —	35

Management’s discussion and analysis

CGI’s 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI being a consolidator in its industry through a balance of organic and external growth. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metropolitan markets where it sees the greatest potential to drive organic growth.

FINANCIAL REVIEW

SELECTED ANNUAL INFORMATION

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003

(IN ’000 OF DOLLARS EXCEPT SHARE DATA AND PERCENTAGES)
Revenue [1]	3,685,986	3,150,070	2,589,905	17.0%	21.6%
Net earnings from continuing operations	219,698	185,386	166,115	18.5%	11.6%
Net earnings from continuing operations margin	6.0%	5.9%	6.4%
Net earnings	216,488	194,041	169,198	11.6%	14.7%
Net earnings margin	5.9%	6.2%	6.5%
Basic and diluted earnings per share
from continuing operations	0.50	0.44	0.42	0.06	0.02
Basic and diluted earnings per share	0.49	0.46	0.43	0.03	0.03
Total assets	3,986,659	4,316,515	3,136,683	(7.6%)	37.6%
Total long-term liabilities	583,594	881,982	453,072	(33.8%)	94.7%

1 Restated in accordance with EIC abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, as noted above as well as the discontinued operations of Keyfacts and our US Services to Credit Unions business.

BOOKINGS AND BACKLOG

				PERCENT CHANGE	PERCENT CHANGE
Years ended September 30	2005	2004	2003	2005/2004	2004/2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)
Bookings	3,572,700	3,040,900	4,018,500	17.5	(24.3)
Backlog	12,863,500	12,964,800	12,251,600	(0.8)	5.8

Our backlog includes new contract wins, extensions and renewals of $3.6 billion and fluctuations to existing contracts. This is offset by the backlog consumed during the fiscal year as a result of client work performed. As at September 30, 2005, our backlog of signed contracts for work that had yet to be delivered was $12.9 billion, with an average duration of 6.7 years. Contract bookings included new seven-year contracts with John Hancock (US$166 million) and the CRA ($210 million). The bookings for 2004 included 10-year contracts with Cox Insurance Holdings Plc (“Cox”) (£138 million), Cott Corporation (“Cott”)($210 million) and Robert Plan Corporation (“Robert Plan”) (US$ 167 million) while the bookings for 2003 included the $1.5 billion contract extension with BCE inc. (“BCE”).

— CGI GROUP INC. 2005 ANNUAL REPORT —	36

Management’s discussion and analysis

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2005, 2004 AND 2003

REVENUE

Years ended September 30	2005	2004	2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)
Revenue [1]	3,685,986	3,150,070	2,589,905
Internal growth [2]	2.2%	2.5%	3.8%
External growth [3]	18.3%	21.3%	20.5%

Growth prior to foreign currency impact	20.5%	23.8%	24.3%
Foreign currency impact	(3.5%)	(2.2%)	(0.9%)

Growth over previous year	17.0%	21.6%	23.4%

[1]

Restated in accordance with EIC abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, as noted above as well as the discontinued operations of Keyfacts and our US Services to Credit Unions business.

[2]

Internal growth relates to the growth of our revenue from existing contracts as well as new contracts for SI&C and outsourcing services. It is calculated as total revenue less the revenue run-rate from acquired companies as at the transaction date, and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar.

[3]	External growth relates to the growth of our revenue from acquisitions.

For fiscal 2005, revenue was $3,686.0 million. On a constant currency basis, revenue increased by 20.5% ($645.1 million) from revenue reported in fiscal 2004. External revenue growth was 18.3% ($576.2 million), primarily attributable to our acquisition of American Management Systems, Inc. (“AMS”) in May 2004. Year-over-year, organic growth of 2.2% ($68.9 million) was driven by the combination of new client wins during the fiscal year, notably with John Hancock and the CRA, as well as contract renewals, extensions and add-on projects from existing clients. The currency exchange rate fluctuations, mainly between the Canadian and US dollars, reduced the year-over-year growth by 3.5%, resulting in net revenue growth of 17.0% ($535.9 million).

For fiscal 2004, revenue was $3,150.1 million. On a constant currency basis, the growth between 2003 and 2004 was 23.8% ($617.2 million). External growth was 21.3% ($552.5 million), mainly attributable to our acquisition of AMS and COGNICASE Inc. (“Cognicase”) (January 2003). Organic growth was 2.5% ($64.8 million) resulting from the signing of new outsourcing con-tracts, namely with Bombardier Aerospace, Robert Plan, Alcan Inc.’s Rolled Products North America division (“Alcan”) and Cox. This growth was partially offset by the negative foreign currencies fluctuations of 2.2% ($57.1 million) mainly between the Canadian and US dollars, resulting in net revenue growth of 21.6% ($560.2 million).

— CGI GROUP INC. 2005 ANNUAL REPORT —	37

Management’s discussion and analysis

REVENUE MIX

The revenue mix by line of business, client geography, contract type, and targeted vertical sector is shown below:

Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED
By line of business
IT services	3,239,656	2,721,306	2,182,568	88	86	84
BPS	446,330	428,764	407,337	12	14	16

Total revenue	3,685,986	3,150,070	2,589,905	100	100	100

By client geography
Canada	2,235,465	2,161,818	2,024,901	61	69	78
US	1,171,072	797,411	432,256	32	25	17
Europe and Asia Pacific	279,449	190,841	132,748	7	6	5

Total revenue	3,685,986	3,150,070	2,589,905	100	100	100

By contract type
IT	1,589,880	1,525,681	1,445,663	43	49	56
BPS	414,639	389,410	411,947	11	12	16

Outsourcing	2,004,519	1,915,091	1,857,611	54	61	72
SI&C	1,681,467	1,234,979	732,294	46	39	28

Total revenue	3,685,986	3,150,070	2,589,905	100	100	100

By targeted vertical
Financial services	1,245,179	1,156,822	1,044,251	34	37	40
Government and healthcare	1,075,743	731,293	438,075	29	23	17
Telecommunications and utilities	839,611	728,611	575,762	23	23	22
Retail and distribution	307,421	331,843	325,055	8	11	13
Manufacturing	218,032	201,501	206,762	6	6	8

Total revenue	3,685,986	3,150,070	2,589,905	100	100	100

Revenue by LOB

As discussed in an earlier section, we have two LOBs, reflecting the global delivery approach that we take in providing IT and business process services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented revenue and adjusted EBIT according to this approach.

Revenue growth in fiscal 2005 was driven by a combination of IT and BPS contract wins, renewals and add-on projects, in addition to acquisitions. CGI’s performance benefited from its position as a leading end-to-end IT services provider in its markets, as well as from strong client relationships and high client satisfaction ratings.

In fiscal 2005, revenue from IT services on a constant currency basis increased 22.6% ($615.1 million) compared with last year, reflecting mostly the acquisitions of AMS and AGTI and new outsourcing and SI&C contracts. The foreign currency fluctuations had a 3.6% ($96.7 million) negative impact on revenue for a net revenue growth of 19.0% ($518.4 million).

In 2004, on a constant currency basis, revenue from the delivery of IT services was up 26.7% ($582.6 million) compared with 2003, reflecting mainly the acquisitions of AMS and Cognicase, new large outsourcing contracts signed as well as an increase in business solutions sales. The foreign currency fluctuations had a 2.0% ($43.9 million) negative impact on revenue for a net growth of 24.7% ($538.7 million).

In fiscal 2005, on a constant currency basis, revenue from BPS increased 7.0% ($30.0 million) compared with last year, reflecting the acquisition of AMS and revenue increases in the government and healthcare and financial services sectors. The foreign currency fluctuations had a negative impact on revenue amounting to 2.9% ($12.5 million) for a net revenue growth of 4.1% ($17.5 million).

In 2004, on a constant currency basis, revenue from the delivery of business process services was up 8.5% ($34.6 million) compared with 2003. This growth was the result of the acquisition of AMS, Cognicase and

— CGI GROUP INC. 2005 ANNUAL REPORT —	38

Management’s discussion and analysis

Underwriters Adjustment Bureau Ltd. (“UAB”), as well as new contracts in the government and healthcare sector. The foreign currency fluctuations had a negative impact on revenue amounting to 3.2% ($13.1 million) for a net revenue growth of 5.3% ($21.4 million).

Revenue by client geography

Compared with fiscal 2004, the change in the revenue mix based on our clients’ geography reflects mainly a full year’s revenue from the former AMS, whose business is concentrated on serving clients located mostly in the US and Europe. As a result, in fiscal 2005, revenue from clients located primarily in Canada represented $2,235.5 million (61% of revenue), compared with $2,161.8 million (69% of revenue) in fiscal 2004. Revenue from clients located in the US totaled $1,171.1 million (32% of revenue), compared with $797.4 million (25% of revenue) in fiscal 2004. Revenue from clients located in Europe and Asia Pacific represented $279.5 million (7% of revenue), compared with $190.8 million (6% of revenue) in the previous fiscal year. Similarly, the variance in 2004, when compared with 2003, resulted from the acquisition of AMS.

Revenue by contract type

During the fiscal year ended September 30, 2005, revenue derived from our long-term outsourcing contracts represented 54% of total revenue, down from 61% when compared with the same period in the prior year, and included approximately 43% from IT services and 11% from BPS. Meanwhile, SI&C work represented 46% of revenue compared with 39% for the fiscal year ended September 30, 2004. The increase in SI&C work in fiscal 2005 was mainly due to the acquisition of AMS, whose operations were principally concentrated in the SI&C business.

Revenue by targeted vertical

For the fiscal year ended September 30, 2005, the proportion of revenue from the government and healthcare vertical increased to 29%, from 23% for the same period in the prior year. Revenue from the financial services vertical was down three percentage points to 34%; and from the retail and distribution vertical, it was down three percentage points to 8%. Telecommunications and utilities and manufacturing remained stable at 23% and 6% respectively. The primary reason for the revenue shift within the vertical sectors in fiscal 2005 and fiscal 2004 was the acquisition of the AMS operations, with a higher concentration in the government and healthcare vertical.

Revenue attributable to the BCE family of companies and top five clients

Combined revenue attributable to con-tracts from the BCE family of companies decreased to 14.3% of our total revenue, compared with 16.4% in 2004 and 19.3% in 2003. However, compared with 2004, on a dollar to dollar basis, the revenue from the BCE family of companies increased marginally. Our top five clients represented 26.5% of total revenue in 2005, compared with 31.5% in 2004 and 35.1% in 2003.

OPERATING EXPENSES AND ADJUSTED EBIT

Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED
Costs of services, selling and
administrative expenses	3,151,558	2,677,396	2,182,447	85.5	85.0	84.3
Amortization expenses
Capital assets	41,420	46,804	42,332	1.1	1.5	1.6
Contract costs related to
transition costs	14,548	9,633	4,219	0.4	0.3	0.2
Finite-life intangibles and
other long-term assets	125,049	102,120	72,546	3.4	3.2	2.8
Impairment of contract costs
and finite-life intangibles	18,266	4,034	–	0.5	0.1	-

Amortization expenses	199,283	162,591	119,097	5.4	5.2	4.6
Sale of right	(11,000)	–	–	(0.3)	–	–
Adjusted EBIT	346,145	310,083	288,361	9.4	9.8	11.1

— CGI GROUP INC. 2005 ANNUAL REPORT —	39

Management’s discussion and analysis

In fiscal 2005, costs of services, selling and administrative expenses were $3,151.6 million, or 85.5% of revenue, compared with $2,677.4 million, or 85.0% of revenue in fiscal 2004. The change in costs of services, selling and administrative expenses, compared with fiscal 2004, was mainly a result of the acquired AMS operations and the new outsourcing contracts initiated during that period. Similarly, the variance in 2004, when compared with 2003, resulted from the acquisition of AMS.

Total amortization expenses include the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. Total amortization expenses were $199.3 million, up $36.7 million compared with 2004. This is broken down as follows: an increase of $22.9 million related to the amortization of finite-life intangibles and other long term assets; an increase of $14.3 million related to the impairment of contract costs and finite-life intangibles; an increase of $4.9 million for the amortization of contract costs related to transition costs and a decrease of $5.4 million for the amortization of capital assets.

In 2005, amortization of capital assets decreased $5.4 million to $41.4 million, resulting from computer equipment which is now fully amortized, our leasing strategy for new computer requirements and the disposal of certain assets.

The amortization of contract costs related to transition costs, representing $14.5 million for the year, is related to costs incurred in the initial phase of new large outsourcing contracts.

The amortization of finite-life intangibles and other long-term assets increased to $125.0 million, up $22.9 million from fiscal 2004, and up $29.6 million in 2004 compared with 2003. The primary cause of these increases was the addition of finite-life intangible assets from acquisitions, namely client relationships and business solutions.

The $18.3 million impairment of contract costs and finite-life intangibles resulted mainly from a $5.0 million impairment charge related to an unprofitable contract and an adjustment of contract costs and business solutions related to our Canadian credit unions business following a strategic alliance made with a financial institution. As part of this strategic alliance, CGI agreed to market this financial institution’s technology and banking solutions for credit unions to its current client base of approximately 200 Canadian credit unions. In 2005, CGI recognized $11.0 million from the sale of this right. CGI will receive additional sums as credit unions adopt this portfolio of solutions. Regardless of whether they migrate to the new solutions, CGI will continue to host the credit unions on its infrastructure. With the signing of this agreement and the potential conversion of clients to these solutions, we recognized that the current investment in our banking solutions needed to be reduced to reflect our revised cash flow estimates. Accordingly, we took a $9.6 million impairment charge as incremental amortization against contract costs and finite-life intangibles. The net gain from the transaction amounted to $1.4 million.

Total amortization expenses were $162.6 million in 2004, up $43.5 million compared with 2003. This change resulted mainly from the addition of intangible assets from acquisitions, namely client relationships and business solutions, and additional transition costs and fixed assets related to the start-up of new outsourcing contracts and business acquisitions.

In addition to the analysis above, the following table provides an alternate view of our results:
Years ended September 30	2005	2004	2003	AS A PERCENTAGE OF TOTAL REVENUE 2005	AS A PERCENTAGE OF TOTAL REVENUE 2004	AS A PERCENTAGE OF TOTAL REVENUE 2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED
Revenue	3,685,986	3,150,070	2,589,905	100.0	100.0	100.0
Cost of services [1]	2,655,243	2,267,237	1,851,760	72.0	72.0	71.5

Gross profit	1,030,743	882,833	738,145	8.0	28.0	28.5
Selling, general and administrative [2]	684,598	572,750	449,784	18.6	18.2	17.4

Adjusted EBIT	346,145	310,083	288,361	9.4	9.8	11.1

[1]

Cost of services is composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor costs, support and maintenance expenses, amortization costs and research expenses.

[2]

Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

— CGI GROUP INC. 2005 ANNUAL REPORT —	40

Management’s discussion and analysis

In 2005, gross profit was $1,030.7 million (28.0% of revenue), up from $882.8 million (28.0% of revenue) in 2004 and $738.1 million or 28.5% in 2003. The primary drivers for the growth in gross profit over the last two fiscal years resulted from the business acquisitions and newly signed contracts. The change in gross profit percentage over that period was mainly attributable to the savings that we generated for our outsourcing clients and the amortization of the intangible assets related to the acquisition of AMS.

In 2005, selling, general and administrative expenses were $684.6 million or 18.6% of revenue, up from $572.8 million or 18.2% of revenue in 2004 and $449.8 million or 17.4% in 2003. The increase in selling, general and administrative expenses resulted from the growth of our business as discussed above. The increase in selling, general and administrative expenses as a percentage of revenue in 2005 and 2004 resulted from the acquisition of AMS whose costs remain temporarily higher as we still have not yet fully materialized all of the savings on some back office activities.

Adjusted EBIT

Years ended September 30	2005	2004	2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)
IT services	360,379	326,043	289,117
As a percentage of IT services revenue	11.1%	12.0%	13.2%

BPS	70,401	72,394	70,179
As a percentage of BPS revenue	15.8%	16.9%	17.2%

Corporate	(84,635)	(88,354)	(70,935)
As a percentage of total revenues	(2.3%)	(2.8%)	(2.7%)

Adjusted EBIT	346,145	310,083	288,361
As a percentage of total revenues	9.4%	9.8%	11.1%

Adjusted EBIT was $346.1 million in 2005, representing an increase of $36.1 million or 11.6% compared with 2004 and an increase of $21.7 million or 7.5% in 2004 compared with 2003. The adjusted EBIT margin (i.e. adjusted EBIT over revenue) was 9.4% for the year, compared with 9.8% in 2004 and 11.1% in 2003. On a constant currency basis, the adjusted EBIT for fiscal 2005 was $356.5 million or 9.4% of revenue.

Adjusted EBIT by LOB

For fiscal 2005, the IT services LOB reported an adjusted EBIT of $360.4 million, up $34.3 million from $326.0 million in the prior year and, in 2004, up $36.9 million from $289.1 million in 2003. The primary drivers for the growth in EBIT were the business acquisitions and newly-signed contracts initiated in the respective periods. The adjusted EBIT margin was 11.1% in 2005, compared with 12.0% last year and 13.2% in 2003. When compared with last year, the change in the adjusted EBIT margin was mainly a result of the non-recurring license sale which was completed in the second quarter of fiscal 2004, the impairment charge related to a contract and a slightly higher cost structure resulting from the AMS integration completed in the second quarter of 2005.

For fiscal 2005, the BPS LOB reported an adjusted EBIT of $70.4 million, compared with $72.4 million last year and $70.2 million in 2003. The adjusted EBIT margin was 15.8% in 2005, compared with 16.9% in 2004 and 17.2% in 2003. The change in adjusted EBIT and adjusted EBIT margin observed in 2005 resulted mainly from a decline in the volume of transactions processed in the insurance sector and the impairment charge related to contracts and business solutions resulting from the strategic alliance referenced above, partially offset by new projects initiated in the government and healthcare and financial services sectors. Meanwhile, the $2.2 million increase in adjusted EBIT in 2004 resulted from the growth in our BPS activities, mainly following the acquisition of Cognicase and UAB in 2003.

For the current fiscal year, corporate expenses were $84.6 million (2.3% of revenue), compared with $88.4 million (2.8% of revenue) for the year ended September 30, 2004. The reduction in corporate expenses is a result of carefully managing corporate spending.

— CGI GROUP INC. 2005 ANNUAL REPORT —	41

Management’s discussion and analysis

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, reported in accordance with GAAP:

Years ended September 30	2005	2004	2003	PERCENT CHANGE 2005/2004	PERCENT CHANGE 2004/2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)
Adjusted EBIT	346,145	310,083	288,361	11.6	7.5
Interest on long-term debt	(24,014)	(20,672)	(12,578)	16.2	64.4
Other income, net	7,156	8,728	3,094	(18.0)	182.1
Gain on sale of investment in an entity subject
to significant influence	4,216	–	–	–	–
Entity subject to significant influence	321	488	295	(34.2)	65.4

Earnings from continuing operations before income taxes	333,824	298,627	279,172	11.8	7.0

INTEREST

In fiscal 2005, interest on long-term debt increased to $24.0 million from $20.7 million in fiscal 2004 and $12.6 million in fiscal 2003, mainly as a result of the additional debt issued to partially finance the AMS acquisition. Interest income for the year was $7.2 million, compared with $8.7 million in the previous year resulting from lower interest rates on our investments.

GAIN ON SALE OF INVESTMENT IN AN ENTITY SUBJECT TO SIGNIFICANT INFLUENCE

Following Bell Canada’s offer to acquire all the outstanding common shares of Nexxlink, we tendered all 3,446,072 shares which we held in Nexxlink, representing 34.3% of Nexxlink’s total issued and outstanding shares. The proceeds from the sale of the investment in an entity subject to significant influence amounted to $20.8 million. The disposition of our interest in Nexxlink yielded a pre-tax gain of $4.2 million in 2005.

INCOME TAXES

Our effective income tax rate in 2005 was 34.2%, compared with 37.9% in 2004 and 40.5% in 2003. The decrease in our tax rate compared with last year and fiscal 2003 reflects the reduction in the Canadian combined federal and provincial statutory tax rates and a more balanced distribution of our earnings across our major geographic markets.

NET EARNINGS AND EARNINGS PER SHARE

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003

(IN ’000 OF DOLLARS EXCEPT PERCENTAGES)
Cash net earnings	301,996	248,782	209,220	21.4%	18.9%
Cash net earnings margin	8.2%	7.9%	8.1%
Net earnings from continuing operations	219,698	185,386	166,115	18.5%	11.6%
Net earnings from continuing operations margin	6.0%	5.9%	6.4%
Net earnings	216,488	194,041	169,198	11.6%	14.7%
Net earnings margin	5.9%	6.2%	6.5%
Weighted average number of Class A
subordinate shares and Class B shares	439,349,210	419,510,503	395,191,927	4.7%	6.2%
Basic and diluted cash net earnings per share	0.69	0.59	0.53	0.10	0.06
Basic and diluted earnings per share from continuing operations	0.50	0.44	0.42	0.06	0.02
Basic and diluted earnings per share	0.49	0.46	0.43	0.03	0.03

— CGI GROUP INC. 2005 ANNUAL REPORT —	42

Management’s discussion and analysis

In fiscal 2005, net earnings from conti-nuing operations were $219.7 million, up $34.3 million or 18.5% from the prior year and, in 2004, up $19.3 million or 11.6% from 2003. The increase in net earnings from continuing operations, compared with the fiscal years 2004 and 2003, resulted primarily from the acquisition of AMS, as well as the ramping up of new contracts and, to a lesser extent, from a reduction of our income tax rate. The net earnings from continuing operations margin for fiscal 2005 was 6.0%, compared with 5.9% in fiscal 2004 and 6.4% in fiscal 2003.

Cash net earnings were $302.0 million (8.2% of revenue), up from $248.8 million (7.9% of revenue) in 2004 and $209.2 million (8.1% of revenue) in 2003. The increase over the two previous years was mainly driven by the acquisition of AMS in 2004 and Cognicase in 2003, as well as newly-signed contracts. Cash net earnings per share were $0.69 in 2005, up by $0.10 from 2004 and the fiscal 2004 cash net earnings were $0.06 higher when compared with 2003. Compared with 2004 and 2003, the increase in cash net earnings reflected mainly the acquisition of AMS and newly-signed contracts, partially offset by the increase in the weighted average number of shares outstanding. The basic weighted average number of shares outstanding for fiscal 2005 was 439,349,210, which was up 4.7% from 2004, reflecting the full year impact of the additional shares issued as part of the AMS acquisition, partially offset by the share repurchase program. In 2004, the basic weighted average number of shares outstanding was 419,510,503, up 6.2% from 2003, following the issuance of shares noted above and the exercise of stock options. As at November 7, 2005, the Company had 430,431,022 shares outstanding, comprised of 396,658,854 Class A subordinate shares and 33,772,168 Class B shares.

The following table provides, for the periods indicated, a reconciliation between cash net earnings and net earnings from continuing operations which is reported in accordance with GAAP:

Years ended September 30	2005	2004	2003	PERCENT CHANGE 2005/2004	PERCENT CHANGE 2004/2003

(IN '000 OF DOLLARS EXCEPT PERCENTAGES)
Cash net earnings	301,996	248,782	209,220	21.4	18.9
Amortization of finite-life intangibles	(125,049)	(102,120)	(72,546)	22.5	40.8
Tax impact of amortization	42,751	38,724	29,441	10.4	31.5

Net earnings from continuing operations	219,698	185,386	166,115	18.5	11.6

There was a net loss from discontinued operations of $3.2 million in fiscal 2005, resulting from the sale of the US Services to Credit Unions business unit and the sale of the principal assets of Keyfacts. In 2004, net earnings from discontinued operations of $8.7 million resulted from assets sold to Nexxlink and the sale of our Starquote market data services business. In line with GAAP with respect to the disposal of long-lived assets and discontinued operations, our yearly revenue and net earnings were adjusted to present these results as net earnings from discontinued operations. In 2005, net earnings increased $22.4 million or 11.6% to $216.5 million from $194.0 million in 2004. Net earnings for 2004 were up 14.7% over net earnings of 2003. In fiscal 2005, basic and diluted earnings per share of $0.49 were up from $0.46 in 2004 and up from basic and diluted earnings per share of $0.43 in 2003. CGI’s basic weighted average number of shares outstanding at the end of the year was 439,349,210, up by 19,838,707 shares when compared with the previous year. This increase reflected the issuance of 41.3 million shares on May 3, 2004 to partially finance the acquisition of AMS and the exercise of stock options, both of which were partially offset by the Company’s share repurchase program, whereby 14.9 million Class A subordinate shares were repurchased for cancellation. The increase in the number of shares outstanding between 2004 and 2003 was mainly the result of the shares issued for the acquisition of AMS.

— CGI GROUP INC. 2005 ANNUAL REPORT —	43

Management’s discussion and analysis

The following table provides net earnings from continuing operations data under US GAAP for the periods indicated.

Years ended September 30	2005	2004	2003	CHANGE 2005/2004	CHANGE 2004/2003

(IN '000 OF DOLLARS EXCEPT SHARE DATA AND PERCENTAGES)
Net earnings from continuing operations under US GAAP	240,992	209,557	170,210	15.0%	23.1%
Net earnings from continuing operations margin under US GAAP	6.5%	6.7%	6.6%
Net earnings under US GAAP	237,782	218,212	173,293	9.0%	25.9%
Net earnings margin under US GAAP	6.5%	6.9%	6.7%
Basic and diluted earnings per share from continuing operations under US GAAP	0.55	0.50	0.43	0.05	0.07
Basic and diluted earnings per share under US GAAP	0.54	0.52	0.44	0.02	0.08

Net earnings from continuing operations under US GAAP were $241.0 million or $0.55 per share in 2005, up from $209.6 million or $0.50 per share in 2004 and $170.2 million or $0.43 per share in 2003. Taking into account discontinued operations, net earnings under US GAAP were $237.8 million or $0.54 per share in 2005, compared with $218.2 million or $0.52 per share in 2004 and $173.3 million or $0.44 per share in 2003. The net earnings variance under Canadian GAAP, when compared with US GAAP, resulted mainly from the accounting for stock- based compensation expense whereby, under Canadian GAAP, stock-based compensation has been accounted for using the fair value based method since October 1, 2004. The non-tax deductible adjustment to stock-based compensation was $20.6 million in 2005, compared with $25.6 million in 2004 and $8.2 million in 2003 and fully impacted net earnings.

LIQUIDITY AND CAPITAL RESOURCES

We finance the growth of our business through cash flow from operations combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain the optimal level of liquidity through the active management of our assets and liabilities as well as cash flows.

As at September 30, 2005, we held $240.5 million in cash and cash equivalents, an increase of $39.8 million from September 30, 2004.

The following table summarizes the changes in cash and cash equivalents over the past three fiscal years:

Years ended September 30	2005	2004	2003

(IN '000 OF DOLLARS)
Net cash provided by (used in):
Continuing operating activities	479,677	229,804	230,074
Continuing investing activities	(105,245)	(700,627)	(463,579)
Continuing financing activities	(329,188)	583,683	205,702
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(6,167)	186	917

Net increase (decrease) in cash and cash equivalents from continuing activities	39,077	113,046	(26,886)
Net cash and cash equivalents provided by discontinued operations	759	4,068	6,174
Cash and cash equivalents, beginning of year	200,623	83,509	104,221

Cash and cash equivalents, end of year	240,459	200,623	83,509

— CGI GROUP INC. 2005 ANNUAL REPORT —	44

Management’s discussion and analysis

OPERATING ACTIVITIES

In fiscal 2005, cash flow from continuing operating activities of $479.7 million increased $249.9 million over 2004. This increase was driven by higher net earnings from continuing operations before amortization of $72.9 million over fiscal 2004. In addition, non-cash working capital items increased by $200.8 million over last year mainly due to the impact of last year’s income tax payments related to the AMS sale of the defense business, representing $78.6 million, the timing of payroll related payments of $35.5 million and an improvement in our days sales outstanding (“DSO”) representing approximately $66.4 million.

DSO was 48 days, down six days from September 30, 2004. This decrease in DSO was mainly the result of an overall improvement in collections. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed and deferred revenue may fluctuate from year to year depending on the timing of payments received from outsourcing clients. Cash flow from accounts receivable was impacted by a reduction in the amount of tax credits received in the year. Some $48.1 million of the receivable for tax credits on salaries was received during the year, compared with $87.3 million received in fiscal 2004 and $43.0 million received in fiscal 2003. The decrease from 2004 is mainly due to the timing of tax returns while tax credits earned have remained stable year-over-year.

Another significant improvement in the fiscal 2005 net change in non-cash working capital was with income tax payable. In 2004, following the acquisition of AMS, we paid $78.6 million as a result of the sale of the AMS defense business. This liability had been set up at the acquisition date and did not have an impact on cash flow at that time; however it did impact our cash flow from continuing operating activities when the payment was made in September 2004. Finally, the change in accrued compensation had a positive impact of $35.5 million on the net change in non-cash working capital items. This is due to the timing of payroll related payments made during fiscal 2005, versus the prior year.

INVESTING ACTIVITIES

Cash used in continuing investing activities was $105.2 million in 2005, a decrease of $595.4 million compared with the prior fiscal year.

The following table includes further detail on the cash used in continuing investing activities:

Years ended September 30	2005	2004	2003

(IN '000 OF DOLLARS)
Finite-life intangibles and other long-term assets	(88,000)	(84,696)	(149,951)
Capital assets	(25,314)	(59,829)	(61,226)
Contract costs	(27,304)	(76,260)	(29,211)

Sub-total	(140,618)	(220,785)	(240,388)
Business acquisitions (net of cash)	(66,229)	(589,678)	(233,512)
Proceeds from sale of investment in an entity subject to significant influence	20,849	-	-
Proceeds from sale of assets and businesses (net of cash)	29,521	87,503	-
Other proceeds[1]	51,232	22,333	10,321

Cash used in continuing investing activities	(105,245)	(700,627)	(463,579)

1 Other proceeds include the sale of right, the reimbursement of contract costs following the termination of a contract, proceeds from the disposal of capital assets, proceeds from the disposal of finite-life intangibles and the decrease in other long-term assets.

The investment in finite-life intangibles and other long-term assets was $3.3 million higher when compared with last year. The detail of what is included in this category is provided in the section “Summary of significant accounting policies.” As per normal business, we acquired software licenses for $13.9 million and invested $52.3 million internally to develop business solutions, in order to deliver IT outsourcing services and business solutions services to our clients. The development costs are capitalized as they meet specific criteria related to technical, market and financial feasibility. These solutions are developed as a result of taking our research findings and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients. In 2005, significant investments in business solutions included $25.1 million in our federal and state and local government ERP solutions.

We also incurred research expenses net of related tax credits of $21.9 million within our costs of services, selling and administrative expenses, while seeking applications of new technology, or concep-tually formulating and designing possible products or process alternatives that could

— CGI GROUP INC. 2005 ANNUAL REPORT —	45

Management’s discussion and analysis

potentially lead to new solutions for existing or new clients. The combined research and development spending incurred by CGI was $78.2 million, up 21.3% from the $64.5 million spending in 2004. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

In 2005, our investment in finite-life intangibles and other long-term assets were essentially stable over 2004. The 2003 investment was mainly due to the fact that, in 2003, as part of our Innovapost joint venture, we made a $47.3 million investment in an enterprise resource system used by Canada Post Corporation. In addition, our 2003 investments in internal financial systems represented approximately $12.0 million more than such investments in 2005.

The $25.3 million investment in capital assets included improvements to our facilities totaling $15.0 million. In addition, computer equipment purchases of $10.3 million were required to support the growth in our operations. The year-over-year decrease was mainly due to the completion of the major improvements carried out to our Montreal offices, beginning in 2004. Furthermore, fiscal 2004 numbers included purchases of computer equipment to support new large outsourcing contracts with Cott and Robert Plan.

The $27.3 million investment in contract costs was related mainly to capitalized start-up costs on certain outsourcing contracts, and was down $49.0 million from last year. In fiscal 2004, our $76.3 million investment in contract costs included approximately $59.8 million of transition costs incurred with outsourcing clients in their initial contract period. Additionally, $18.6 million in incentives were granted to clients as part of outsourcing contracts announced during 2004.

In fiscal 2005, we completed the acquisition of AGTI for a consideration of $47.2 million. We also acquired MPI and Silver Oak for $13.0 million and $21.8 million, respectively. In 2005, the net cash flow impact from these three acquisitions was $66.7 million, with the remaining purchase price of $9.9 million to be paid in future periods according to the purchase agreements. We also used $2.1 million to increase our interest in one of our joint ventures and to complete two niche acquisitions. In fiscal 2004, we made one major acquisition and several niche acquisitions, for a total net cash consideration of $589.7 million. AMS, acquired on May 3, 2004, was purchased for a net cash consideration of $584.0 million. Some $325.2 million was raised through an equity private placement and $255.8 million was raised through a debt private placement with the balance coming from existing cash resources. Other business acquisitions represented a net cash investment of $5.7 million. In fiscal 2003, we completed the acquisitions of five IT consulting firms, the largest being Cognicase. The cash used for these acquisitions was $233.5 million.

The $20.8 million proceeds from the sale of an investment in an entity subject to significant influence were related to the sale of our investment in Nexxlink. The 2005 proceeds from the sale of assets and businesses, totaling $29.5 million, were mainly generated from the sale of the US Services to Credit Unions and Keyfacts businesses. The 2004 proceeds from the sale of assets and businesses, totaling $87.5 million, were generated from the sale of operations acquired with Cognicase, as well as the sale of the Starquote business and the Clearwater, Florida building that was acquired with IMRglobal Corp. in July 2001. Finally, other proceeds generated in 2005 included the sale of right to access clients, the reimbursement of contract costs following the termination of an outsourcing contract and the sale of other long-term assets.

FINANCING ACTIVITIES

Cash used by continuing financing activities was $329.2 million in 2005, compared with cash provided of $583.7 million in 2004. The continuing financing activities required cash mainly due to the repayment of our credit facilities, representing $207.6 million, and the purchase of outstanding CGI shares for cancellation representing $109.5 million as discussed in the “Share repurchase program” section. In 2004, continuing financing activities provided cash via the issuance of a debt private placement for $255.8 million, a net drawdown of $21.5 million from our unsecured committed credit facilities and a $325.2 million equity private placement (net of fees). The cash provided was used primarily to finance the acquisition of AMS and to strengthen our cash position for future growth. The debt private placement was issued to strengthen capital resources, and to better match the duration of our liabilities with the average term of our backlog.

— CGI GROUP INC. 2005 ANNUAL REPORT —	46

Management’s discussion and analysis

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

Years ended September 30	2005	2004	2003

Working capital (IN '000 OF DOLLARS)	$332,637	$362,380	$227,452
Current ratio	1.47	1.47	1.40
Shareholders' equity per common share	$5.79	$5.54	$4.92
Net debt to capitalization ratio[1]	0.3%	9.8%	8.2%
Long-term debt to capitalization ratio[2]	9.1%	16.6%	11.9%
Days sales outstanding (in days)	48	54	52
Return on invested capital[3]	8.7%	7.8%	8.3%
Return on equity[4]	8.8%	8.2%	8.7%

[1]	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.
[2]	The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.
[3]

The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

[4]	The return on equity ratio represents the proportion of the last four quarters’ net earnings from continuing operations over the last four quarters’ average equity.

CGI’s shareholders’ equity per common share of $5.79, based on a total of 431,220,497 shares outstanding at September 30, 2005, was up $0.25 when compared with September 30, 2004. This change was due to the net earnings reported in the last twelve months, partially offset by the reduction in equity following the share repurchase and by the change in the foreign currency translation adjustment of $92.1 million. The change in the foreign currency translation adjustment mainly reflected the 8.1% depreciation of the US dollar versus the Canadian dollar between September 30, 2004 and September 30, 2005. We translate the assets denominated in foreign currencies using the year-end exchange rates.

Following the 2005 reimbursement of our credit facilities, the Company’s net debt was $9.2 million at September 30, 2005, as illustrated by the net debt to capitalization ratio of 0.3%.

The return on invested capital ratio was 8.7% for the year, compared with 7.8% in the prior year. The year-over-year change reflected the increased profitability after a successful integration of AMS operations and, to a lesser extent, the impact of the share repurchase program. The return on equity ratio was 8.8% for the year, compared with 8.2% last year. This improvement demonstrates the increased profitability and cash generation of the operations following the integration of AMS, as well as the impact of the share repurchase program.

CONTRACTUAL OBLIGATIONS

PAYMENTS DUE BY PERIOD

COMMITMENT TYPES	TOTAL	LESS THAN 1 YEAR	2ND AND 3RD YEARS	4TH AND 5TH YEARS	YEARS 6 TO 10	AFTER 10 YEARS

(IN '000 OF DOLLARS)
Long-term debt	247,695	13,653	11,110	98,759	124,173	-
Capital lease obligations	2,005	1,246	749	10	-	-
Operating leases rental of office space[1]	1,107,822	130,380	234,637	196,869	286,989	258,947
Computer equipment	162,584	82,226	72,203	6,225	1,930	-
Long-term service agreements[1]	117,528	43,674	66,020	7,834	-	-

Total contractual obligations	1,637,634	271,179	384,719	309,697	413,092	258,947

[1]

Included in these obligations: $82.1 million of office space leases and $11.4 million of long-term service agreements which are accounted for within accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,637.6 million. Of this, rental of office space represents $1,107.8 million, computer equipment totals $162.6 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $117.5 million. In 2005, total contractual obligations decreased by $289.8 million, mainly due to the reimbursement of

— CGI GROUP INC. 2005 ANNUAL REPORT —	47

Management’s discussion and analysis

our credit facilities, the foreign currency translation impact on US dollar commitments and payments related to other contractual obligations in the normal course of business. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

CAPITAL RESOURCES

Available at September 30	TOTAL COMMITMENT[1]	2005	2004	2003

(IN '000 OF DOLLARS)
Cash and cash equivalents	-	240,459	200,623	83,509
Unsecured committed revolving facilities	800,000	786,669	283,608	285,500
Lines of credit and other facilities	31,720	31,109	29,607	27,700

Total	831,720	1,058,237	513,838	396,709

1 Excluding any existing credit facility for non-majority owned entities.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At September 30, 2005, cash and cash equivalents were $240.5 million and the total credit facilities available amounted to $817.8 million. Cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

Total long-term debt decreased by $240.1 million to $249.7 million at September 30, 2005, compared with $489.8 million at September 30, 2004. The decrease resulted primarily from the repayment of our outstanding credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The $800.0 million committed banking facilities are for our operating activity needs, working capital purposes and the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $500.0 million and a US tranche equivalent to $300.0 million. As at September 30, 2005, an amount of $786.7 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $25.0 million demand line of credit for cash management purposes and $6.7 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At September 30, 2005, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

In fiscal 2006, considering the needs for reinvestment in our operations and the size of the investment projects, we do not expect to pay a dividend. In the future, we will evaluate annually whether or not to pay a dividend or to continue with the share repurchase program; this is subject to regular review by our Board of Directors.

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment. The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized. Periodic assessments of each hedge’s effectiveness are performed during the year.

OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

We enter into agreements to provide financial or performance assurances to third parties. This includes the sale of assets, business divestitures guarantees and US government contracts.

In the sale of assets or business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations

— CGI GROUP INC. 2005 ANNUAL REPORT —	48

Management’s discussion and analysis

and warranties, intellectual property right infringement and litigation against counterparties. Also, in the normal course of business, we may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in our opinion. We do not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on our consolidated financial statements.

We are also engaged in providing services under certain contracts with the U.S. government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government investigate whether our opera-tions are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these contracts at its conve-nience. While we do not expect to realize any significant changes to these contracts, the termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CAPABILITY TO DELIVER RESULTS

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of large outsourcing contract wins or acquisitions.

RELATED SUMMARY OF QUARTERLY RESULTS

2005					2004

QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

(IN '000 OF DOLLARS EXCEPT PERCENTAGES)		RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED	RESTATED
Revenue	904,840	936,394	915,662	929,090	936,888	842,358	702,322	668,502
Net earnings from continuing operations	56,415	56,621	53,591	53,071	52,861	43,970	45,768	42,787
Net earnings from continuing operations margin	6.2%	6.0%	5.9%	5.7%	5.6%	5.2%	6.5%	6.4%
Basic and diluted earnings per share from continuing operations	0.13	0.13	0.12	0.12	0.12	0.10	0.11	0.11
Net earnings	55,792	57,759	49,594	53,343	52,909	52,959	45,646	42,527
Net earnings margin	6.2%	6.2%	5.4%	5.7%	5.6%	6.3%	6.5%	6.4%
Basic and diluted earnings per share	0.13	0.13	0.11	0.12	0.12	0.12	0.11	0.11

During the last eight quarters, the compound quarterly growth rate of our revenue has been 4.4%. Our revenue growth was primarily driven by the timing of new large outsourcing contracts, business renewals and acquisitions, offset by the fluctuation of foreign currencies against the Canadian dollar. There has been some impact of seasonality, with fiscal fourth quarter SI&C revenue impacted by the summer vacation period. As was the case for revenue growth, net earnings from continuing operations were affected by the timing of large out-sourcing contracts and acquisitions and, to a lesser extent, by the fluctuations of foreign currencies. The compound quarterly growth rate of our net earnings from continuing operations was 4.0% over the last eight quarters. The net earnings from continuing operations margin reached a peak of 6.5% in 2004. The acquisition of AMS in the third quarter of 2004 impacted temporarily our profitability, while contributing to the growth in revenue. However, with the completion of the integration, we have maintained the acquired revenue base while improving profitability in every quarter following the acquisition. Our net earnings from continuing operations margin is now approaching the pre-acquisition level.

RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is party to contracts with certain subsidiaries and affiliated companies of BCE (a shareholder), pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company’s operating, financing and investing activities through its 29.75% (2004 - 28.86%) ownership interest and through the significant business volume originating from BCE, together with its subsidiaries and affiliates.

— CGI GROUP INC. 2005 ANNUAL REPORT —	49

Management’s discussion and analysis

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

BCE

Years ended September 30	2005	2004	2003

(IN '000 OF DOLLARS)
Revenue	526,935	516,968	500,068
Purchase of services	121,184	99,881	91,471
Accounts receivable	21,632	16,730	21,659
Work in progress	14,209	5,894	1,123
Contract costs	14,103	17,916	21,373
Accounts payable and accrued liabilities	1,018	8,343	5,161
Deferred revenue	1,978	1,249	1,330

During the year, the Company disposed of its investment in Nexxlink. This investment was sold to BCE pursuant to a public tender offering and was accounted for at the exchange amount. In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rate (exchange amount), are presented below:

INNOVAPOST

Years ended September 30	2005	2004	2003

(IN '000 OF DOLLARS)
Revenue	102,699	94,607	62,653
Accounts receivable	4,112	3,62	5,086
Work in progress	1,290	1,988	361
Prepaid expenses and other current assets	2,019	1,815	--
Contract costs	17,301	19,696	21,989
Accounts payable and accrued liabilities	1,254	1,113	227
Deferred revenue	--	946	2,125
Other long-term liabilities	--	--	4,463

During the year, CGI incurred a general and administrative expense in the amount of $2.5 million with a company owned by one of its directors. The transaction was incurred in the normal course of operations and measured at the commercial rate (exchange amount).

RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO OUR INDUSTRY

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certification. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

— CGI GROUP INC. 2005 ANNUAL REPORT —	50

Management’s discussion and analysis

The long sales cycle for major outsourcing contracts – The sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. The sales cycle could become even longer, thus affecting our ability to meet our annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 17 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade

— CGI GROUP INC. 2005 ANNUAL REPORT —	51

Management’s discussion and analysis

derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2005, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

— CGI GROUP INC. 2005 ANNUAL REPORT —	52

Management’s discussion and analysis

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

RISKS RELATED TO BUSINESS ACQUISITIONS

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits – The acquisition of AMS has provided certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. As a result of increasing our critical mass in the US and Europe, enhancing our services and capabilities and adding to our client base, we believe that we are better positioned to bid on and win new outsourcing contracts. Additionally, operational and administrative efficiency gains have been realized during the integration of AMS.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

RISKS RELATED TO THE MARKET

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

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

Additional information on CGI can be found in the Annual Information Form which is posted on our Web site at www.cgi.com, and is filed with SEDAR and EDGAR.

— CGI GROUP INC. 2005 ANNUAL REPORT —	53

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc. By: /s/ Paule Doré
Date: December 23, 2005	Name:	Paule Doré
	Title:	Executive Vice President and Chief Corporate Affairs

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP
99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.