Form 40-F
period 2007-09-30
CGI GROUP INC
filed 2007-12-21
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________

FORM 40-F
(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 290,545,715 Class A Subordinate Shares, 34,208,159 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes____ 82-____ No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes   X No____

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2007. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and Multi-Lateral Instrument 52-110 adopted by the Canadian Securities Administrators which took effect on March 30, 2004, as amended.

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Robert Chevrier, C. Wesley M. Scott and Gerald T. Squire.

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

Fees Paid to External Auditors

During the years ended September 30, 2007 and September 30, 2006, the Registrant paid the following fees to its external auditors:
	Fees paid
Service retained	2007	2006
Audit services	$4,366.192	$4,255,723
Audit related services(a)	$1,984,671	$1,885,899
Tax fees(b)	$812,281	$1,607,561
All other fees(c)	$6,625	Nil
Total fees paid	$7,169,769	$7,749,183

(a) the audit related fees paid to the external auditors for the years ended September 30, 2007 and September 30, 2006 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.
(b) the tax fees paid to the external auditors for the years ended September 30, 2007 and September 30, 2006 were in relation to tax planning services on mergers and acquisitions and reorganization activities, research and interpretation related to taxation, support activities related to tax audit and preparation of personal tax returns, principally on behalf of expatriates.  In 2007 none of the persons for whom tax returns were prepared were officers of the Company.
(c) The other fees paid to the external auditors for the year ended September 30, 2007 were for advisory services related to human resources matters.

Code of Ethics

In addition to its Code of Ethics and Business Conduct that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the "Officers"). The Executive Code of Conduct is designed to deter wrongdoing and to promote:

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

As disclosed in Note 25 to the Registrant’s Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2007, the Registrant’s known contractual obligations were as follows:

	Payment due by period
Contractual Obligations (in ‘000 of Canadian dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-Term Debt Obligations	464,547	7,396	88,090	349,434	19,627
Capital (Finance) Lease Obligations	8,644	2,419	4,543	1,682	-
Operating Lease Obligations(1)	1,052,567	189,220	259,032	155,837	448,478
Purchase Obligations(1)	140,738	33,459	74,088	26,523	6,668
Total	1,666,496	232,494	425,753	533,476	474,773

(1)Included in these obligations: $41.6 million of ofﬁce space leases and $1.2 million of long-term service agreements which are recorded in accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2007
2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2007
3.	Management’s Discussion and Analysis of Financial Position and Results of Operations
The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended
September 30, 2007

December 11, 2007

TABLE OF CONTENTS

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1

Corporate Structure	1
Subsidiaries	1
Capital Structure	1
Stock Splits	2
Market for Securities, Trading Price and Volume	2
Normal Course Issuer Bid and Share Repurchases	2

CORPORATE GOVERNANCE	2

Board and Standing Committee Charters and Codes of Ethics	2
Audit Committee Information	2
Directors and Officers	3
Directors	3
Officers	3
Ownership of Securities on the Part of Directors and Officers	4

DESCRIPTION OF CGI’S BUSINESS	4

Mission and Vision	4
Business Structure	5
Lines of Business	5
IT Services Line of Business	5
BPS Line of Business	5
Services Offered by CGI	5
Outsourced Management of IT and Business Processes	5
Consulting and Systems Integration	6
Markets for CGI’s services	6
Financial Services	6
Government and Healthcare	6
Telecommunications & Utilities	6
Manufacturing	6
Retail & Distribution	7
Client Base	7
Human and Material Resources	7
CGI Offices and Global Delivery Model	7
Commercial Alliances	7
Research and Development	7
Quality Processes	8
The North American Information Technology Services Industry	8
Size, Structure and Recent Developments	8
Industry Trends and Outlook	9
CGI’s Growth and Positioning Strategy	9
Significant developments of the most recent three fiscal years	10
Fiscal Year ended September 30, 2007	10
Fiscal Year ended September 30, 2006	12
Fiscal Year ended September 30, 2005	14

MATERIAL CONTRACTS	15

FORWARD LOOKING INFORMATION AND RISK FACTORS	15

Forward-Looking Information	15
Risk Factors	15
Risks Related to our Industry	15
The competition for contracts	15
The length of the sales cycle for major outsourcing contracts	16
The availability and retention of qualified IT professionals	16
The ability to develop and expand service offerings	16
Infringing on the intellectual property rights of others	16
Protecting our intellectual property rights	16
Risks Related to our Business	17
Business mix variations	17

i

The financial and operational risks inherent in worldwide operations	17
The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients	17
Material developments regarding major commercial clients	17
Early termination risk	17
Credit risk concentration with respect to trade receivables	17
Short-term, project-related contract risks	18
Guarantees risk	18
Government tax credits risk	18
Government business risk	18
Legal claims made against our work	18
Risks Related to Business Acquisitions	19
Difficulties in executing our acquisition strategy	19
Risks Related to the Market	19
Economic risk	19

LEGAL PROCEEDINGS	19

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19

Related Party Transactions	19

TRANSFER AGENT AND REGISTRAR	20

ADDITIONAL INFORMATION	20

APPENDIX A	21
Fundamental Texts	21

ii

This Annual Information Form is dated December 11, 2007 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2007, the end of CGI’s most recently completed fiscal year.  All dollar amounts are in Canadian dollars, unless otherwise stated.

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK

Corporate Structure

CGI Group Inc. (the “Company” or “CGI”) was incorporated on September 29, 1981 under  Part IA of the Companies Act (Quebec).  The Company continued the activities of Conseillers en gestion et informatique CGI inc., which was originally founded in 1976.  The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 7th floor, Montreal, Quebec, Canada, H3A 2M8.  CGI became a public company on December 17, 1986, upon completing an initial public offering of its Class A subordinate voting shares.

Subsidiaries

The following is a list of the subsidiaries of CGI (i) whose total assets represent more than 10% of CGI’s consolidated assets as at September 30, 2007, or (ii) whose sales and operating revenues represent more than 10% of CGI’s consolidated sales and operating revenues for the year ended September 30, 2007.

Name	Jurisdiction of Incorporation	Percentage of Ownership
CGI Information Systems and Management Consultants Inc.	Canada	100%
Conseillers en gestion et informatique CGI inc.	Quebec	100%
CGI Technologies and Solutions Inc.	Delaware	100%

CGI has a wholly-owned subsidiary in each of the 16 countries in which we do business, and each operating subsidiary operates under the CGI brand.  In addition, CGI owns a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 11, 2007, 289,850,610 Class A subordinate voting shares, and 34,208,159 Class B shares were issued and outstanding.  These shares represent 45.87% and 54.13% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares respectively.  Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, and an unlimited number of Second Preferred Shares (“Second Preferred Shares”), also issuable in series.  As of December 11, 2007 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares”, on page 3 and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 11, 2007 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 11, 2007, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB.  A total of 341,008,626 Class A subordinate voting shares were traded on the Toronto Stock Exchange during the year ended September 30, 2007 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2006	8.05	7.19	28,232,380
November 2006	7.90	6.98	22,186,220
December 2006	8.39	7.71	22,217,974
January 2007	9.24	7.76	25,009,789
February 2007	10.15	9.05	32,526,440
March 2007	10.40	9.55	31,931,151
April 2007	10.62	9.87	20,556,789
May 2007	11.57	9.95	40,501,255
June 2007	12.11	11.25	38,053,489
July 2007	12.24	10.87	28,629,282
August 2007	11.80	9.23	27,577,680
September 2007	12.00	10.78	23,586,177

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 30, 2007, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares.  See Significant developments of the most recent three fiscal years – Fiscal Year ended September 30, 2007 – Significant Developments below.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 31 and the disclosure under the heading Report of the Audit and Risk

Management Committee on page 39 and following of CGI’s Management Proxy Circular dated December 11, 2007 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 7 to 14, and the table on board of directors committee membership on page 29 of CGI’s Management Proxy Circular dated December 11, 2007 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Officers

The following table states the names of CGI’s senior officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
R. David Anderson Montreal, Quebec Canada	Executive Vice-President and Chief Financial Officer
François Boulanger Brossard, Quebec Canada	Vice-President and Corporate Controller
André J. Bourque Outremont, Quebec Canada	Executive Vice-President and Chief Legal Officer
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
André Imbeau Beloeil, Quebec Canada	Founder, Executive Vice-Chairman of the Board and Corporate Secretary
Donna S. Morea Falls Church, Virginia USA	President, US Operations and India
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President and Chief Technology & Quality Officer
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
Joseph Saliba London England	President Europe and Australia

Name and place of residence	Principal occupation
Claude Séguin Montreal, Quebec Canada	Senior Vice-President Finance and Strategic Investments

All of the above-mentioned persons have held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years, except Donna S. Morea who prior to May 3, 2004 served as Executive Vice-President – Public Sector Group of American Management Systems, Incorporated (“AMS”) and in other equivalent executive positions at AMS prior to its acquisition by CGI on May 3, 2004.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal holders of Class A subordinate voting shares and Class B shares on page 6 of CGI’s Management Proxy Circular dated December 11, 2007 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

DESCRIPTION OF CGI’S BUSINESS

Mission and Vision

CGI’s vision is to be a global information technology (“IT”) and business process services (“BPS”) leader helping our clients win and grow.  The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in IT, business processes and management.  In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a global IT and BPS company.

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

CGI now ranks among the largest independent information technology and business process services firms in North America.  CGI helps its clients in the private and public sectors meet their strategic goals by providing them with an end-to-end offering of high-level IT services and business solutions from offices located around the world.  CGI’s unique mix of services is comprised of management of IT and business functions, systems development and integration, and consulting.

Business Structure

Lines of Business

CGI’s business operations are structured in two key lines of business: The information technology services line of business and the business process services line of business.  CGI’s remaining business activities are in the nature of corporate services that are carried on primarily by CGI’s head office staff.

IT Services Line of Business

The IT services line of business provides a full-range of IT services, including systems integration, consulting and outsourcing to clients worldwide from offices in Canada, the United States of America (“U.S.”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India.  The centers of excellence are an integral part of our global delivery model.  The IT services line of business represented 87.6% of the Company’s total consolidated revenue in fiscal 2007 and 86.6% in fiscal 2006.

BPS Line of Business

The BPS line of business provides a full spectrum of business process outsourcing services to its client base.  Its services include business processing for the financial services sector, as well as payroll services and document management services.  The BPS line of business represented 12.4% of the Company’s total consolidated revenue in fiscal 2007 and 13.4% in fiscal 2006.

Services Offered by CGI

CGI provides the full range of IT services including the management of IT and business processes either on an outsourced basis or by means of systems integration and consulting services.  The Company’s primary focus is large scale systems integration and outsourcing contracts.  CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality.

In addition we have a unique solutions portfolio of more than forty solutions that contribute value to our application services offering, including the following:

•	Momentum™ is a full end-to end enterprise resource planning solution that supports more than 100 government agencies in the U.S.

•	AMS Advantage™ is a leading enterprise resource planning suite that U.S. state governments rely on in serving over 93 million U.S. citizens and managing US$500 billion of public sector budgets

•	MSuite®, PrimeSuite™ are robust wealth management solutions widely adopted in the Canadian financial industry

Outsourced Management of IT and Business Processes

Outsourcing is one of the fastest growing segments of the IT industry.  CGI has been active in outsourcing since 1986, which makes it a pioneer in this segment.  Through a series of acquisitions completed since 1996, the Company is now the largest independent provider of IT and business process services in Canada, and continues to strengthen its position in the U.S. outsourcing market.

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

Services provided as part of an outsourcing contract may include facilities management (data centres, call centres, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as business process services including functions such as document management and payroll services or insurance policy administration.

Consulting and Systems Integration

When providing consulting services, CGI acts as a trusted advisor to its clients, offering a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.  In addition to their technical expertise, CGI professionals understand the business issues in a particular industry or sector.

In terms of systems integration, CGI provides implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs.  In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services leveraging its International Office for Standardization (“ISO”) and Carnegie Mellon Software Engineering Institute’s (“SEI”) Capability Maturity Model Integration (“CMMI”) certified methodologies and the option of economies from offshore development.

Markets for CGI’s services

CGI focuses on serving clients in five vertical markets.  Over time the Company has been able to develop close, long term relationships with its clients and to become their IT partner of choice.  CGI professionals have a thorough understanding of their clients’ business needs.

CGI chooses to focus on industries that make a strategic use of IT to enhance their competitive position.  CGI therefore provides end-to-end IT services in the following vertical markets: financial services, manufacturing, retail and distribution, governments and healthcare, as well as telecommunications and utilities.

Financial Services

•	Accounts for approximately 33% of CGI’s revenue

•	Representative clients include:

o	45 of 50 top banks in the Americas and Europe

□	21 of the top 25 U.S. banks

□	7 of the top 7 Canadian banks

□	6 of the top 7 Latin American banks

□	11 of the top 11 European banks

o	11 of the top 15 global property and casualty insurers

o	More than 25 life insurers

Government and Healthcare

•	Accounts for approximately 32% of CGI’s revenue

•	Representative clients include:

o	Most North-American federal and state organizations, including 90% of state and provincial governments in Canada and the U.S.

Telecommunications & Utilities

•	Accounts for approximately 21% of CGI’s revenue

•	Representative clients include:

o	7 of the world’s top 10 telecommunications carriers

Manufacturing

•	Accounts for approximately 7% of CGI’s revenue

•	Representative clients include diversified industries in North America and Europe, including global manufacturers in aerospace, metals and mining, chemicals, and oil & gas

Retail & Distribution

•	Accounts for approximately 7% of CGI’s revenues

•	Representative clients include leading global retailers and distributors

Client Base

CGI works with large and medium sized businesses in the private and public sectors worldwide.  The Company’s clientele is well balanced in terms of quality, quantity, stability and diversity.  The BCE Inc. group of companies’ domestic operations (including those of Bell Canada) accounted for 11.6% of CGI’s revenue in fiscal 2007 compared with 11.9% of CGI’s revenue in fiscal 2006, and 14.3% of CGI’s revenue in fiscal 2005.  With the exception of BCE Inc., none of CGI’s clients accounted for more than 10% of its business.

Human and Material Resources

As of December 11, 2007, CGI had approximately 26,000 employees.  In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had a member share purchase plan in place for several years.  From the beginning, the Company has had a profit sharing program which, from 1990 onwards, has been based on the performance of its business units.  These measures, together with the Company’s ongoing training programs, are based on the concepts of intrapreneurship and total quality that form the core of CGI’s corporate culture.

CGI Offices and Global Delivery Model

CGI and its affiliated companies operate more than 100 offices located in 16 countries.  Approximately 5,000 members representing 20% of CGI’s global workforce serve the Company’s clients from 11 delivery centers located in Canada (Montreal, Ottawa, Quebec City, Atlantic Canada and Toronto), the U.S. (South-Western Virginia, Phoenix), Europe (Spain, Poland) and India (Bangalore, Mumbai).  These delivery centers enable CGI to provide its clients with the right mix of onshore, nearshore and offshore IT services that best suits their business needs.

CGI’s delivery centers and its main offices are listed on page 19 of booklet 1 of CGI’s Annual Report for fiscal 2007 entitled Defining Sustained Profitable Growth which information is incorporated by reference.  The 2007Annual Report was filed with Canadian securities regulatory authorities and is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of booklets 1 and 2 of the 2007Annual Report will be provided promptly to shareholders upon request.

The vast majority of CGI’s offices are located in rented premises.  As of September 30, 2007, the net value of CGI’s capital assets was $146 million.  Capital leases related to these fixed assets amounted to $10.3 million.

Commercial Alliances

CGI currently has commercial alliance agreements with various business partners.  These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with best of breed technology, often on the best commercial terms available.  CGI’s business partners include the world’s most prominent hardware and software providers including, IBM, SAP, Oracle, Sun Microsystems, Siebel and BEA Systems.

Research and Development

Information technologies are complex and rapidly changing.  In this context, CGI’s success depends on its ability to remain at the forefront of its field, as well as to adapt its service approach to suit each client’s specific needs.  This situation requires the ongoing development of cutting edge expertise, tools and methodology.

The combined gross research and development spending incurred in 2007 was $73.1 million compared with $68.9 million in 2006 and $78.2 million in 2005.

Quality Processes

CGI’s ISO 9001 certified operations that are reflected in its management frameworks ensure that its clients’ objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet objectives.  These processes ensure that clients’ requirements drive CGI’s solutions.  Clients are constantly kept informed; their degree of satisfaction is constantly measured and part of the incentive remuneration of CGI managers is linked to the results.

In 1993, the Company began working towards obtaining ISO 9001 certification for the portion of its operations covered by its Project Management Framework.  CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects.  Since 1995 CGI has expanded the ISO 9001 certification throughout its Canadian, U.S. and international offices as well as its corporate headquarters.  Over the past several years, in the context of CGI’s high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

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

CGI also obtained ISO 9001 certification for the application of its Member Partnership Management Framework in its operations, and in 2004, similarly obtained ISO 9001 certification for the portion of its operations covered by its Shareholder Partnership Management Framework (“SPMF”).  The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community.

CGI now holds ISO quality certification for the management of its partnerships with each of its three major stakeholder groups, namely customers, members and shareholders.

The North American IT Services Industry

Size, Structure and Recent Developments

Looking ahead, we expect that market demand for systems integration and consulting services will increase, in line with improving economic conditions.  With respect to information technology and business process services outsourcing, we believe that the potential remains enormous.  CGI has from time to time commissioned a study from International Data Corp. (“IDC”) which provides CGI with insight as to spending on information technology and business process services in Canada, the United States and Europe.

According to IDC’s research, the potential business opportunity for information technology outsourcing was estimated to be US$744 billion in the US, US$638 billion in Europe and US$45 billion in Canada.  For business process services, the opportunity is even greater, amounting to US$1.6 trillion in the US, US$868 billion in Europe, and US$80 billion in Canada.  These numbers exclude the value of services already outsourced and indicate a large untapped potential market.

Another study CGI commissioned from IDC surveyed Fortune 2000 business line executives and identified a trend to full information technology outsourcing.  13% of companies surveyed have plans to outsource all their information technology operations within the next three years.  CGI therefore believes that the Canadian IT services market offers significant growth opportunities.  In the U.S. market, where the size of the market is very much larger, the opportunities for CGI are correspondingly greater.

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

CGI’s independence from hardware manufacturers is also a differentiating factor, allowing us to focus on developing the best solution for our client’s needs.

CGI benefits from a highly flexible global delivery model (see the heading CGI Offices and Global Delivery Model above).  U.S. clients are served using a mix of domestic (U.S.), Canadian and Indian-based service centers.  This flexible service offering provides clients with high quality services on very competitive terms, while protecting CGI’s margins.

CGI’s client base is principally grouped within five industry vertical markets (see the heading Markets for CGI’s services above).  In order to develop services adapted to the specific needs of each market, the Company’s professionals are grouped according to targeted client segments, which provide the Company with a deeper understanding of the trends specific to each industry, as well as a better understanding of the clients’ competitive and technological challenges.  This market expertise is a key factor in the Company’s ability to develop comprehensive business solutions.

With the addition of the operations acquired when CGI purchased American Management Systems, Incorporated (“AMS”) in May of 2004, our presence in the U.S. market today is roughly at the same stage we had reached several years ago in Canada.  With this platform in the U.S., CGI is replicating the same formula for success it used in Canada, emphasizing a metro market client proximity model, end-to-end IT services, and positioning itself for large outsourcing contracts.

CGI’s Build and Buy strategy is founded on four pillars of growth that combines organic growth and acquisitions in a way that provides an ideal mix of profitable revenue delivered by a proximity-based model ensuring that the Company maintains an intimate relationship with its clients while offering them the benefits of global sourcing options.

•
The first growth pillar, focused on organic growth, is comprised of outsourcing, systems integration and consulting contract wins, renewals and extensions, at the regional level of our operations. CGI is growing its sales funnel of contract proposals across all of the Company’s geographic markets.

•
The second pillar of growth is the pursuit of new large outsourcing contracts. These contracts often rely on a blend of onshore, nearshore or offshore expertise to leverage our full, end-to-end global delivery capabilities.  Given the Company’s growth rate over the last several years, CGI has the greater critical mass required to bid on large, complex opportunities in North America and in Europe.

Our growth objectives are to ensure that approximately half of our overall growth is organic, that we continue to enjoy industry-leading operating margins and cash flow, and that all full outsourcing contracts are accretive to our earnings per share within the first year.

The third and fourth pillars of our growth strategy focus on acquisitions of smaller firms or niche players and of large companies, respectively.  In North America, we will continue to be an IT domain consolidator of both small and large IT services companies.

•
Small niche acquisitions: We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge or increase the richness of our service offerings.  Currently, we are focused on acquisitions in our targeted vertical and metro markets in the U.S. and Europe.

•
Large transformational acquisitions: Through large transformational acquisitions, we are seeking targets in Europe and the U.S. that will increase our geographical presence and critical mass in order to further qualify us for larger outsourcing deals.

In all cases we are committed to ensuring that acquisitions are accretive to our earnings per share within the first year and that the businesses we acquire fit well with our business culture and operational model.

Significant developments of the most recent three fiscal years

Fiscal Year ended September 30, 2007

Significant Developments

Competitive Position Strengthening Program

As announced on March 29, 2006, the Company took measures to reduce the overall cost structure and accelerate the expansion of its global delivery model partially due to lower than expected revenue from BCE Inc. In line with this plan, approximately 1,150 positions were eliminated, primarily located in Montreal and Toronto, of which half were related to BCE Inc. The remaining headcount reduction stemmed from other adjustments to CGI’s cost base and included reductions in global and corporate functions.

The expansion of the global delivery model created new positions in our centers of excellence in Atlantic Canada, Southwest Virginia, and India which partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

In the first quarter of 2007 we completed our Competitive Position Strengthening Program.  The objectives of the program were successfully met.  A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007.  Note 14 to our 2007 consolidated audited financial statements provides more information on the Competitive Position Strengthening Program.

Our efforts to reduce our cost structure had the desired impact, and our profit margin strengthened considerably in line with our expectations. Two trends characterized CGI’s subsequent performance in fiscal 2007: steady organic growth across all of our geographic markets and stronger profit margins supported by operational excellence. We pursued a business development visibility program we called our Full Offering Strategy, designed to systematically, and with discipline, visit targeted new and existing clients to inform and educate them on CGI’s complete end-to-end offering. The strategy was a catalyst for new contracts, extensions and renewals.

During fiscal 2007, the impact of foreign currency reduced revenues by only 0.4%.  This compares to a reduction of 2.9% in fiscal 2006 and 3.5% in fiscal 2005.  The foreign currency impact in 2007 results from unfavourable U.S. dollar fluctuations being partly offset by favourable gains from the euro and pound sterling.

New Contracts, Extensions, and Renewals

During fiscal 2007, CGI booked $3.3 billion of new contracts, extensions and renewals including but not limited to the following:

•	October 4, 2006: Five-year US$65 million contract renewal for hosting and application maintenance and operations for the Commonwealth of Virginia’s eVA procurement portal solution.
•	October 11, 2006: Five-year US$22.6 million managed services contract to host and operate its AMS Advantage® ERP system for the State of Wyoming.
•	November 13, 2006: Five-year $100 million plus extension of an IT outsourcing contract with Laurentian Bank of Canada to June 2016.
•	January 26, 2007: Seven-year $23.6 million contract to provide multi-level IT services and technology outsourcing for Acxsys Corporation.
•	March 6, 2007: Two-year $9.7 million contract to provide systems integration support services to Public Works and Government Services Canada’s Financial Systems Transformation Project.
•	March 29, 2007: Two-year extension with National Bank of Canada to provide payroll services to the bank’s corporate clients until 2016.
•	May 4, 2007: 34-month US$16.1 million contract with the Washington State Children’s Administration to deliver critical services to families.
•	May 9, 2007: Six-year US$84 million contract with Los Angeles County for the next phase of its ERP system project.
•

May 11, 2007: Four-year contract renewal with the Business Development Bank of Canada (“BDC”) plus an option of three supplemental one year periods, to provide services including hosting, printing and insertion, system environment management, internet bandwidth and business continuity planning.

•

May 14, 2007: Five-year $9 million contract with the Calgary Health Region which makes CGI the primary IT services provider to design, build, implement, and operate the Alberta Provincial Health Information Exchange.

•

August 22, 2007: Five-year contract renewal agreement with the Groupement des assureurs automobiles covering the operational aspects of the Fichier central des sinistres automobiles in Quebec for the processing and distribution of motor vehicle claims records in the province.

•	August 29, 2007: Agreement with The Commerce Group, Inc. to extend their personal and commercial automobile policy processing services agreement through December 31, 2011.
•	September 14, 2007: Seven-year IT outsourcing contract with Bombardier Recreational Products Inc. (“BRP”) to manage the company’s SAP infrastructure support, business intelligence applications, websites, as well as the e-commerce application that allows retailers and distributors to do business with BRP around the world.
•	September 19, 2007: Two-year US$27 million renewal to administer multi-family housing payments in the state of Ohio for the U.S. Department of Housing and Urban Development.
•	September 20, 2007: Five-year US$17.5 million contract with Orange County in California to upgrade its finance and purchasing information systems.
•

September 24, 2007: One-year US$8.5 million renewal with the U.S. Department of Housing and Urban Development in Northern California to provide contract administration and payment services for site-based multi-family housing assistance payments.

Acquisitions

Given our strong focus on fundamentals in fiscal 2007, we made only one niche acquisition, Codesic Inc., and established control over Conseillers en Informatique d’Affaires C.I.A. Inc.

Codesic Inc.

On May 3, 2007, we completed the acquisition of privately held Codesic Inc., an IT services firm located in Seattle, Washington, for an aggregate consideration of $24.0 million. Codesic Inc. assisted clients in the management of strategic initiatives, integrating technology with business and supporting critical computing environments.

Conseillers en Informatique d’Affaires C.I.A. Inc.

On April 19, 2007, following changes to the shareholders’ agreement, CGI established control over Conseillers en Informatique d’Affaires C.I.A. Inc., a provider of IT services primarily in the government and financial sectors. The previous shareholders agreement was amended to remove limits to CGI’s representation on the Board of Directors.  CGI’s nominees now hold three of the five seats on the company’s board of directors and we own 64.7% of the company’s outstanding common shares.

Share Repurchase Program

On January 30, 2007, the Company’s Board of Directors authorized the renewal of the Company’s normal course issuer bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares during the period ending February 4, 2008.  The Company received approval from the Toronto Stock Exchange for its normal course issuer which allows us to purchase on the open market up to 29,091,303 Class A subordinate voting shares for cancellation.

As of December 11, 2007 the Company repurchased 11,035,800 of its Class A subordinate shares under its normal course issuer bid for a total consideration of $117,837,177 million at an average price of $10.68 per share including commissions.  The purchases were made both under the current normal course issuer bid, and under the previous normal course issuer bid that expired on February 2, 2007.

Credit Facility Amendment

On August 13, 2007, the Company amended its existing five-year unsecured credit facility to increase the amount to $1.5 billion with the possibility to increase it further to $1.75 billion.  The new credit facility, syndicated through 20 international financial institutions, has a five-year term expiring in August 2012 and can be extended on an annual basis.  The applicable interest rate charged under the credit facility is based on the Company’s indebtedness ratio and the form of borrowing chosen by the Company.  Note 8 to our 2007 consolidated audited financial statements provides more information concerning our credit facilities.

Fiscal Year ended September 30, 2006

Significant Developments

In fiscal 2006 CGI signed approximately $4.0 billion in new contracts, extensions and renewals.  The most significant transaction was a contract extension worth $1.1 billion in value over a term of ten years in which CGI extended the outsourcing agreement with the BCE Inc. group of companies on January 12, 2006, providing the Company with an important source of recurring revenues.  The remaining new contracts, extensions and renewals span the Company’s targeted vertical markets.  Overall, while fiscal 2006 was not without its successes, it was, nonetheless, a year marked by two over-arching challenges.  First, lower than expected revenue and work volumes from our largest client, BCE Inc., which impacted our revenue by $114.7 million in fiscal 2006.  Second, the strengthening Canadian dollar had a negative impact of $106.4 million on our fiscal 2006 revenue compared with fiscal 2005.

Program to Strengthen CGI’s Competitive Position

On March 29, 2006 CGI announced that it was taking measures to reduce its overall cost structure and to accelerate the expansion of its Global Delivery Model.  The measures were partly in response to the lower than expected revenue from BCE Inc.  In line with this plan, approximately 1,000 positions were eliminated during fiscal 2006, primarily located in Montreal and Toronto, of which half were related to BCE Inc.  The remaining headcount reduction stemmed from other adjustments to CGI’s cost base and included reductions in global and corporate functions.  CGI’s strategic intent to increase the scale of our Global Delivery Model created new positions in our centres of excellence in Atlantic Canada, southwest Virginia, and India which partially offset the headcount reductions.  This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.  A pre-tax provision of $67.3 million was taken in fiscal 2006, comprised of $51.5 million for severance and $15.8 million for consolidation and closure of facilities.  The remaining provision of $23.0 million was taken in fiscal 2007.

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

BCE Inc. Share Buyback and Normal Course Issuer Bid

On December 16, 2005, the Company reached an agreement with BCE Inc. to purchase for cancellation 100 million of its Class A subordinate voting shares held by BCE Inc. at a price of $8.59 per share.  The transaction was completed on January 12, 2006 and the shares were cancelled.  The purchase price was equal to the volume-weighted average price of the Class A subordinate voting shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005.  Subsequent to the repurchase of shares, the shareholders agreement with BCE Inc. was terminated, and its representation on the CGI Board of Directors was relinquished.  As at September 30, 2006, BCE Inc.’s share ownership represented approximately 2% of CGI’s issued and outstanding Class A subordinate voting shares and Class B shares, compared to 30% at the end of fiscal 2005.  CGI financed the acquisition price of $859.2 million plus associated costs of $6.8 million through cash on hand and the utilization of its credit facilities. Following this transaction, through an agreement with a bank syndicate, the Company’s current bank facilities were increased by $200 million to stand at $1 billion.  The agreement comprised a Canadian tranche with a limit of $850 million and a U.S. tranche equivalent to $150 million.

On January 31, 2006, the Company’s Board of Directors authorized the renewal of its Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares during the ensuing year and the Toronto Stock Exchange subsequently approved the Company’s request for approval. The Normal Course Issuer Bid enabled CGI to purchase on the open market through the Toronto Stock Exchange up to 29,288,443 Class A subordinate voting shares for cancellation.  The Class A subordinate voting shares were able to be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007.  As of December 12, 2006, the Company had purchased 9,041,200 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $7.1736, representing an aggregate consideration of $64.7 million.

Exercise of Share Purchase Warrants

On March 22, 2006, La Fédération des caisses Desjardins du Québec (“Desjardins”) exercised a warrant for 4,000,000 Class A subordinate voting shares at a price of $6.55 each.  This warrant was originally issued by CGI in connection with a 10-year outsourcing agreement signed with Desjardins in 2001.  On April 6, 2006, BCE Inc. exercised warrants for 3,021,096 Class A subordinate voting shares and 110,140 Class B shares at a price of $6.55 each.  Similarly, on April 28, 2006, the Class B shareholders of CGI exercised warrants for 435,991 Class B shares at a price of $6.55 each.  The warrants exercised by BCE Inc. and the Class B shareholders had been issued to them pursuant to their pre-emptive rights at the time of the issuance of the Desjardins warrants.  On June 13, 2006, 1,118,210 warrants held by another third party, which had not been exercised, expired.  No further warrants are outstanding as of December 11, 2007.

Fiscal Year ended September 30, 2005

Significant Acquisitions

On December 1, 2004, the Company purchased for $47.2 million the remaining outstanding shares of AGTI Services Conseils Inc. (“AGTI”) a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement.  The Company previously held 49% of the outstanding shares of AGTI.

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

On December 20, 2004 CGI announced that it had concluded a five-year unsecured revolving credit facility, which replaced its previous syndicated bank facilities.  The new credit facilities of an aggregate amount of $800 million were comprised of a U.S. tranche worth the equivalent of $300 million and a Canadian tranche worth $500 million.  The credit facilities were concluded with a banking syndicate in which the National Bank of Canada acted as administrative agent and lead arranger; JPMorgan Chase Bank and Caisse centrale Desjardins acted as syndication agents and lead arrangers; TheToronto Dominion Bank, Bank of America, KeyBank and Caisse de dépôt et placement du Québec acted as documentation agents; ABN AMRO, Bank of Montreal, Canadian Imperial Bank of Commerce, the Royal Bank of Canada, United Overseas Bank and Société Générale acted as managing agents and Citibank acted as a participant.

MATERIAL CONTRACTS

BCE Inc. andBell Canada

In January of 2006 CGI successfully concluded transactions with BCE Inc. pursuant to which it repurchased 100 million of its Class A subordinate voting shares and extended the outsourcing agreement with the BCE Inc. group of companies (See the heading Significant developments of the most recent three fiscal years – Fiscal Year ended September 30, 2006 – Significant Developments above.

FORWARD LOOKING INFORMATION AND RISK FACTORS

Forward-Looking Information

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

These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in this Annual Information Form, in the Management’s Discussion & Analysis filed with Canadian securities authorities (filed on SEDAR at www.sedar.com), and in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov)  as well as assumptions regarding the foregoing.

The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

Risk Factors

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts

We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001.  Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture.  These processes have contributed to our high contract win and renewal rates to date.  Additionally, we have developed a deep strategic understanding of the five vertical markets we target, and this helps enhance our competitive position.  CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S.  market.  We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue.  However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts

As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles.  In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months.  The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry.  Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration.  In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals.  We believe that we are a preferred employer in the IT services industry.  We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients.  We achieved this expertise as a result of our specialization in five targeted vertical markets; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

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

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services.  Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets.  For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available.  Furthermore, CGI requires its clients, partners and subcontractors to execute a non-disclosure agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement.  We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace.  We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide.  The same is done for our CGI domain name on the internet.  All of these actions taken by CGI allow CGI to enforce its intellectual property rights should the need arise.  However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions.  An increased exposure to revenue from systems integration and consulting projects may result in greater quarterly revenue variations.

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

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients

The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception.  Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.  As at September 30, 2007, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

The company has only one client representing more than 10% of total revenue.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog.  We have a strong record of successfully meeting or exceeding our clients’ needs.  We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks.  In addition, a number of our outsourcing agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the agreements.

Credit risk concentration with respect to trade receivables

We generate a significant portion of our revenue (11.6% in the 2007 fiscal year) from the subsidiaries and affiliates of BCE Inc.  However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Short-term, project-related contract risks

CGI derives a portion of its revenue from shorter-term, project-oriented contracts.  We manage all client contracts under the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization.  As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements.  However, a significant portion of engagements are performed on a fixed-price basis.  Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract.  When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects.  These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects.  Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

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

Government tax credits risk

A change of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montreal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

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
18

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

Risks Related to the Market

Economic risk

An economic downturn may cause our revenue to decline.  The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations.  We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement.  During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements.  In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements.  Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts.  Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

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

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Related Party Transactions

The charter of the Audit and Risk Management Committee requires that the committee review all related party transactions.

19

Innovapost Inc.

In the normal course of business, CGI is also party to contracts with Innovapost Inc., a joint venture, pursuant to which CGI is its preferred IT supplier.  CGI exercises significant influence over Innovapost Inc.’s operating, financing and investing activities through its 49% ownership interest.

Lease of an Aircraft

In September 2005, accordance with its mandate, the Audit and Risk Management Committee reviewed and recommended the approval of a transaction in which the Company leased a private aircraft for use on Company business from a leasing company which had acquired it from a limited partnership of which Serge Godin, CGI’s Founder and ExecutiveChairman of the Board, was the sole limited partner.  Following approval by the Board of Directors on September 26, 2005, a financial lease was entered into on December 5, 2005.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent for the Company's Class A subordinate voting shares and Class B shares is Computershare Trust Company of Canada whose head office is situated in Toronto (Ontario).  Share transfer service is available at Computershare's Montreal (Quebec) and Toronto (Ontario) offices as well as at the principal office of Computershare Trust Company, N.A. in Golden (Colorado).

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the corporate secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2007 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 11, 2007 and (iv) a copy of booklets 1 and 2 of the 2007 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 11, 2007.

Additional financial information in relation to the last fiscal year ended September 30, 2007, is presented in the audited consolidated financial statements (pages 28 to 63) and in the Management’s Discussion & Analysis (pages 4 to 27), in booklet 2 of the 2007 Annual Report entitled Numbers.

The documents mentioned above are available on www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:

1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Telephone: (514) 841-3200
Fax: (514) 841-3299

20

APPENDIX A

CGI GROUP INC.

FUNDAMENTAL TEXTS

The following documents form part of CGI’s Fundamental Texts and may be found on the pages of Appendix A indicated:

Mission, Vision, Dream and Values	2
CGI Management Foundation	12
Charter of the Board of Directors	18
Charter of the Corporate Governance Committee	27
Charter of the Human Resources Committee	33
Charter of the Audit and Risk Management Committee	38
Code of Ethics and Business Conduct	48
Executive Code of Conduct	66
Guidelines on Timely Disclosure of Material Information and Transactions in Securities of
CGI Group Inc. by Insiders	69

Fundamental Texts

of CGI Group Inc.
© CGI Group Inc.
November 2007
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

THE FUNDAMENTAL TEXTS INCLUDE:

1. Dream, Mission, Vision and Values	2
2. CGI Management Foundation	12
3. Documents and Policies Pertaining to Corporate Governance	17
3.1 Charter of the Board of Directors	18
3.2 Charter of the Corporate Governance Committee	27
3.3 Charter of the Human Resources Committee	33
3.4 Charter of the Audit and Risk Management Committee	38
4 Codes of Ethics	47
4.1 Code of Ethics and Business Conduct for members, officers and directors of CGI	48
4.2 Executive Code of Conduct	66
4.3 Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders	69
Appendix	94

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

11

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

13

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

14

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

15

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

16

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

Quarterly trading blackout periods will apply to all insiders during periods when financial statements are being prepared but results have not yet been publicly disclosed. Insiders and CGI employees who have access to Privileged Information regarding CGI may only trade in CGI Securities within the period beginning on the third business day and ending on the fortieth calendar day following the publication of quarterly financial statements and the fiscal year end results of CGI.  However, as an integral part of the yearly operational planning and budget approval process, the Board of Directors may, in accordance with applicable regulatory requirements, grant stock options to employees and insiders, effective as of the first business day of the Company’s fiscal year, provided the Company is not then in possession of material undisclosed information.

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

b)
Subject to the restrictions provided for in the Legislation, these persons may only trade in CGI Securities within the period beginning on the third business day and ending on the fortieth calendar day following the publication of quarterly financial statements and the fiscal year end results of CGI and the publication of any material information regarding CGI.  However, as an integral part of the yearly operational planning and budget approval process, the Board of Directors may, in accordance with applicable regulatory requirements, grant stock options to employees and insiders, effective as of the first business day of the Company’s fiscal year, provided the Company is not then in possession of material undisclosed information.

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

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

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

	(signed)	(signed)
November12, 2007	Michael E. Roach President and chief executive officer	R. David Anderson Executive vice-president and cheif financial officer

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

The Company’s internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.3% of our consolidated total assets and 2.2% of our consolidated revenue as at and for the year ended September 30, 2007. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company’s 2007 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as of September 30, 2007 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2007 has been audited by the Company’s independent auditors, as stated in their report appearing on page 4.

	(signed)	(signed)
November12, 2007	Michael E. Roach President and chief executive officer	R. David Anderson Executive vice-president and cheif financial officer

28 | 2007 annual report | CGI Group Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries (“the Company”) as of September 30, 2007 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment.  Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture, because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.3 % of total assets and 2.2% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2007.  Accordingly, our audit did not include the internal control over financial reporting of that investment.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2007, and our report dated November 12, 2007 expressed an unqualified opinion on those financial statements.

(signed)
Deloitte & Touche LLP
Independent registered chartered accountants

Montréal, Québec
November 12, 2007

2007 annual report | CGI Group Inc. | 29

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2007 and 2006 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements as at and for the years ended September 30, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  With respect to the consolidated financial statements as at and for the year ended September 30, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards.  These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 12, 2007, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(signed)
Deloitte & Touche LLP
Independent registered chartered accountants

Montréal, Québec
November 12, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR
U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders, dated November 12, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)
Deloitte & Touche LLP
Independent registered chartered accountants

Montréal, Québec
November 12, 2007

30 | 2007 annual report | CGI Group Inc.

Consolidated Financial Statements

Consolidated Statements of Earnings

Years ended September 30	2007	2006	2005
(in thousands of Canadian dollars, except share data)	$	$	$
REVENUE (Note 12)	3,711,566	3,477,623	3,685,986
Operating expenses
Costs of services, selling and administrative (Note 12 and Note 17)	3,126,105	2,996,521	3,151,558
Amortization (Note 12)	177,648	170,766	199,283
Restructuring costs related to specific items (Note 14)	23,010	67,266	–
Interest on long-term debt	41,818	43,291	24,014
Other income, net	(9,262)	(7,252)	(7,156)
Gain on sale of assets	(700)	(10,475)	–
Gain on sale and earnings from an investment in an entity subject to signiﬁcant inﬂuence (Note 18)	–	–	(4,537)
Sale of right (Note 15)	–	–	(11,000)
Non-controlling interest, net of income taxes (Note 18)	251	–	–
	3,358,870	3,260,117	3,352,162
Earnings from continuing operations before income taxes Income taxes (Note 16)	352,696 116,294	217,506 70,973	333,824 114,126

Net earnings from continuing operations	236,402	146,533	219,698
Net loss from discontinued operations (Note 19)	–	–	(3,210)
NET EARNINGS	236,402	146,533	216,488
BASIC EARNINGS (LOSS) PER SHARE (Note 11)
Continuing operations	0.72	0.40	0.50
Discontinued operations	–	–	(0.01)
	0.72	0.40	0.49
DILUTED EARNINGS (LOSS) PER SHARE (Note 11)
Continuing operations	0.71	0.40	0.50
Discontinued operations	–	–	(0.01)
	0.71	0.40	0.49
See Notes to the consolidated ﬁnancial statements.

2007 annual report | CGI Group Inc. | 31

Consolidated Statements of Comprehensive Income

Years ended September 30	2007	2006	2005
(in thousands of Canadian dollars)	$	$	$

NET EARNINGS	236,402	146,533	216,488
Other comprehensive loss
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(118,785)	(47,857)	(111,792))
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	22,848	8,794	19,737
Other comprehensive loss before income taxes	(95,937)	(39,063)	(92,055)
Income tax expense on other comprehensive loss	(913)	623	(69)
Other comprehensive loss (Note 13)	(96,850)	(38,440)	(92,124)
COMPREHENSIVE INCOME	139,552	108,093	124,364

See Notes to the consolidated ﬁnancial statements.

Consolidated Statements of Retained Earnings

Years ended September 30	2007		2006		2005
(in thousands of Canadian dollars)	$		$		$
BALANCE, BEGINNING OF YEAR		587,201		895,267		730,757
Net earnings		236,402		146,533		216,488
Share repurchase costs (Note 9)		–		(6,760)		–
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 9)		(70,756)		(447,839)		(51,978)
BALANCE, END OF YEAR		752,847		587,201		895,267

See Notes to the consolidated ﬁnancial statements.

32 | 2007 annual report | CGI Group Inc.

Consolidated Balance Sheets

As at September 30	2007	2006
(in thousands of Canadian dollars)	$	$
ASSETS
Current assets
Cash and cash equivalents	88,879	115,729
Accounts receivable (Note 3)	478,980	479,767
Work in progress	191,055	197,381
Prepaid expenses and other current assets	67,720	89,639
Income taxes	4,849	–
Future income taxes (Note 16)	30,522	33,728
	862,005	916,244
Capital assets (Note 4)	146,352	120,032
Contract costs (Note 5)	192,722	214,688
Finite-life intangibles and other long-term assets (Note 6)	455,711	523,332
Future income taxes (Note 16)	4,928	25,127
Goodwill (Note 7)	1,658,712	1,737,886
Total assets before funds held for clients	3,320,430	3,537,309
Funds held for clients (Note 2)	155,378	154,723
	3,475,808	3,692,032

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 14 and Note 18)	329,381	352,530
Accrued compensation (Note 14 and Note 18)	132,022	108,331
Deferred revenue	152,668	111,759
Income taxes	108,432	56,304
Future income taxes (Note 16)	24,404	30,384
Current portion of long-term debt (Note 8)	9,815	8,242
	756,722	667,550
Future income taxes (Note 16)	202,718	213,512
Long-term debt (Note 8)	463,376	805,017
Accrued integration charges (Note 14 and Note 18) and other long-term liabilities	79,346	103,210
Total liabilities before clients’ funds obligations	1,502,162	1,789,289
Clients’ funds obligations (Note 2)	155,378	154,723
	1,657,540	1,944,012
Commitments, contingencies and guarantees (Note 25)
SHAREHOLDERS’ EQUITY
Retained earnings	752,847	587,201
Accumulated other comprehensive loss (Note 13)	(386,073)	(289,223)
	366,774	297,978

Capital stock (Note 9)	1,369,029	1,367,606
Contributed surplus (Note 10b)	82,465	82,436
	1,818,268	1,748,020
	3,475,808	3,692,032
See Notes to the consolidated ﬁnancial statements.

Approved by the Board	(signed)	(signed)
	Michael E. Roach Director	Serge Godin Director

2007 annual report | CGI Group Inc. | 33

Consolidated Statements of Cash Flows

Years ended September 30	2007	2006	2005
(in thousands of Canadian dollars)	$	$	$
OPERATING ACTIVITIES
Net earnings from continuing operations	236,402	146,533	219,698
Adjustments for:
Amortization (Note 12)	200,954	198,895	231,597
Non-cash portion of restructuring costs related to specific items (Note 14)	–	1,311	–
Deferred credits	–	(781)	(3,038)
Future income taxes (Note 16)	10,054	(34,225)	35,650
Foreign exchange loss	3,457	1,914	1,993
Stock-based compensation (Note 10a)	13,933	12,895	20,554
Sale of right (Note 15)	–	–	(11,000)
Gain on sale of assets	(700)	(10,475)	–
Gain on sale and earnings from an investment in an entity subject to signiﬁcant inﬂuence (Note 18)	–	–	(4,537)
Non-controlling interest, net of income tax (Note 18)	251	–	–
Net change in non-cash working capital items (Note 21)	85,818	(10,471)	(10,208)
Cash provided by continuing operating activities	550,169	305,596	480,709

INVESTING ACTIVITIES
Business acquisitions (net of cash acquired) (Note 18)	(17,298)	(25,620)	(66,229)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 18)	–	30,114	29,521
Proceeds from sale of investment in an entity subject to signiﬁcant inﬂuence (Note 18)	–	–	20,849
Proceeds from sale of right (Note 15)	–	–	11,000
Purchase of capital assets	(53,264)	(41,105)	(25,314)
Proceeds from disposal of capital assets	1,371	562	6,663
Payment of contract costs	(24,189)	(34,051)	(25,057)
Reimbursement of contract costs upon termination of a contract	2,143	–	15,300
Additions to ﬁnite-life intangibles and other long-term assets	(66,311)	(67,969)	(90,674)
Proceeds from disposal of ﬁnite-life intangibles	–	–	5,251
Decrease in other long-term assets	908	2,677	12,413
Cash used in continuing investing activities	(156,640)	(135,392)	(106,277)

FINANCING ACTIVITIES
Increase in credit facilities (Note 8)	30,113	746,170	190,000
Repayment of credit facilities	(353,643)	(158,944)	(397,578)
Repayment of long-term debt	(7,466)	(13,124)	(16,705)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 9)	(128,541)	(926,145)	(109,456)
Issuance of shares (net of share issue costs) (Note 9)	42,744	57,963	4,551
Cash used in continuing financing activities	(416,793)	(294,080)	(329,188)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	(3,586)	(854)	(6,167)
Net (decrease) increase in cash and cash equivalents of continuing operations	(26,850)	(124,730)	39,077
Net cash and cash equivalents provided by discontinued operations (Note 19)	–	–	759
Cash and cash equivalents, beginning of year	115,729	240,459	200,623
CASH AND CASH EQUIVALENTS, END OF YEAR	88,879	115,729	240,459

Supplementary cash ﬂow information (Note 21)
See Notes to the consolidated ﬁnancial statements.

34 | 2007 annual report | CGI Group Inc.

Notes to the Consolidated Financial Statements
Years ended September 30, 2007, 2006 and 2005
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of Business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.

2. Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 27.
Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2007.

CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new Handbook sections issued by the Canadian Institute of Chartered Accountants (“CICA”) which were effective for interim periods beginning on or after October 1, 2006, none of which had a significant effect on the consolidated financial statements:

i)  Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value.

The Company has made the following classifications:

•	Cash and cash equivalents and deferred compensation assets and obligations are classified as held for trading and are measured at fair value. Changes in fair value are recorded in net earnings.
•	Accounts receivable, work in progress and funds held for clients are classified as loans and receivables and recorded at amortized cost.
•
Accounts payable and accrued liabilities, accrued compensation, accrued integration charges, long-term debt, asset retirement obligations, revolving credit facility and clients’ funds obligations are classified as other liabilities and measured at amortized cost.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading. As a result of the new policy, such costs previously reported as deferred financing fees have been reclassified against long-term debt and adjusted by a credit, net of related income taxes, to retained earnings to reflect the utilization of the effective interest method instead of the straight-line method previously applied. The amount of the adjustment was not significant.

ii) Section 3861, “Financial Instruments – Disclosure and Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

iii) Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. As a result of the adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

iv) Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

2007 annual report | CGI Group Inc. | 35

2. Summary of Significant Accounting Policies (continued)

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, the measurement of allowance for doubtful accounts, stock-based compensation, tax credits, long-term asset valuations and impairment assessments, goodwill, income taxes, provisions and contingencies, as well as revenue recognition.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investments using the proportionate consolidation method. The Company accounts for investments where it has the ability to exercise significant influence under the equity method. In situations where the Company does not exercise significant influence, the investments are recorded at cost. The carrying amount of the investments is reviewed for decline and other than temporary fluctuations whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) maintenance. The BPS unit provides business processing for the financial services sector, as well as other services, such as payroll and document management services.

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

36 | 2007 annual report | CGI Group Inc.

2. Summary of Significant Accounting Policies (continued)

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

SOFTWARE LICENSES AND MAINTENANCE ARRANGEMENTS
Revenue from software license arrangements is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately.

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

REIMBURSEMENTS
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services.

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

2007 annual report | CGI Group Inc. | 37

2. Summary of Significant Accounting Policies (continued)

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded, in which case they are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments, or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

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

FINITE-LIFE INTANGIBLE ASSETS
Finite-life intangible assets consist mainly of internal-use software, business solutions, software licenses and customer relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Customer relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Customer relationships and other	2 to 15 years

OTHER LONG-TERM ASSETS
Other long-term assets consist mainly of long-term maintenance agreements, deferred compensation plan assets (Note 24) and deferred financing fees (Note 8). The Company amortizes its long-term maintenance agreements using the straight-line method over the term of the contract.

IMPAIRMENT OF LONG-LIVED ASSETS
When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets, contract costs and finite-life intangibles, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

38 | 2007 annual report | CGI Group Inc.

2. Summary of Significant Accounting Policies (continued)

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

ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised of liabilities for costs incurred on business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE
Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Included in costs of services, selling and administrative expenses are research expenses in the amount of $35,661,000 ($27,909,000 in 2006 and $25,949,000 in 2005). Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility. During the year, the Company incurred direct research and software development expenses of $73,125,000 ($68,905,000 in 2006 and $78,200,000 in 2005).

Capitalized software development costs are included as part of finite-life intangibles in the amount of $37,261,000 ($40,071,000 in 2006 and $52,295,000 in 2005). Research and software development tax credits amounting to $203,000 were recorded against these assets for the year ended September 30, 2007 ($925,000 in 2006 and nil in 2005).

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

Self-sustaining subsidiaries, with economic activities largely independent of the parent company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as a net change in unrealized gain on translating financial statements of self-sustaining foreign operations in the Consolidated Statements of Comprehensive Income. As a result of differences in the translation of the financial statements of foreign subsidiaries, accumulated other comprehensive loss varied by $96,850,000 and $38,440,000 in 2007 and 2006, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill (Note 7).

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

2007 annual report | CGI Group Inc. | 39

2. Summary of Significant Accounting Policies (continued)

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

The Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries (Note 26) . Foreign exchange translation gains or losses on the net investment are recorded in the Consolidated Statements of Comprehensive Income. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the Consolidated Statements of Comprehensive Income.

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

FUTURE ACCOUNTING CHANGES

The CICA has issued the following new Handbook Sections:

a)
Section 3862, “Financial Instruments — Disclosures”, effective for interim periods beginning on or after October 1, 2007. This section describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” will replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

b)
Section 3863, “Financial Instruments — Presentation”, effective for interim periods beginning on or after October 1, 2007. This section establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital disclosures”, effective for interim periods beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The Company assessed that the impact of these standards will not be significant as they relate to note disclosure.

40 | 2007 annual report | CGI Group Inc.

3. Accounts Receivable

	2007		2006
	$		$
Trade		390,579		376,383
Other[1]		88,401		103,384
		478,980		479,767

1	Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du Multimédia, Carrefour de la nouvelle économie, SR&ED and other tax credit programs, of approximately $66,003,000 and $80,943,000 in 2007 and 2006, respectively.

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

In order to be eligible for a majority of the tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2007, the balance outstanding for financial commitments for these real estate locations was $467,604,000 ranging between 1 and 16 years. The refundable tax credits are calculated at rates varying from 35% to 40% on salaries paid in Québec, to a maximum range of $12,500 to $15,000 per year per eligible employee. For the E-Commerce Place, the rate can vary depending on the creation of a sufficient number of jobs in the province of Québec. The rate is established using a predetermined formula and may not exceed 35% or $12,500. As at September 30, 2007, the Company is eligible to be refunded using the rate of 35%.

4. Capital Assets

			2007			2006
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Land and building	10,561	2,037	8,524	5,766	1,372	4,394
Leasehold improvements	135,760	51,639	84,121	124,031	40,811	83,220
Furniture and ﬁxtures	37,803	19,416	18,387	28,596	16,315	12,281
Computer equipment	94,294	58,974	35,320	69,253	49,116	20,137
	278,418	132,066	146,352	227,646	107,614	120,032

Capital assets include assets acquired under capital leases totalling $10,268,000 ($2,589,000 in 2006), net of accumulated amortization of   $4,705,000 ($3,520,000 in 2006).

The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $1,735,000 ($2,364,000 in 2006), which is recorded in accrued integration charges and other long-term liabilities, was based on the undiscounted expected cash flows of $2,736,000 ($3,400,000 in 2006) using a discount rate of 5.12% (5.50% in 2006). The timing of the settlement of these obligations varies between 1 and 20 years.

5. Contract Costs

			2007			2006
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE
	$	$	$	$	$	$
Incentives	241,764	142,989	98,775	250,691	130,167	120,524
Transition costs	143,139	49,192	93,947	127,357	33,193	94,164
	384,903	192,181	192,722	378,048	163,360	214,688

2007 annual report | CGI Group Inc. | 41

6. Finite-Life Intangibles and Other Long-Term Assets

			2007
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE
	$	$	$
Internal-use software	78,767	38,574	40,193
Business solutions	271,177	118,766	152,411
Software licenses	114,666	80,702	33,964
Customer relationships and other	353,879	162,698	191,181
Finite-life intangibles	818,489	400,740	417,749
Deferred financing fees Deferred compensation plan (Note 24) Long-term maintenance agreements Other			6,481 12,206 16,159 3,116
Other long-term assets			37,962
Total finite-life intangibles and other long-term assets			455,711

			2006
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal-use software	77,874	34,724	43,150
Business solutions	258,566	80,103	178,463
Software licenses	120,557	78,373	42,184
Customer relationships and other	367,404	131,596	235,808
Finite-life intangibles	824,401	324,796	499,605
Deferred financing fees Deferred compensation plan (Note 24) Long-term maintenance agreements Other			6,475 9,943 3,294 4,015
Other long-term assets			23,727
Total finite-life intangibles and other long-term assets			523,332

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:
	2007	2006	2005
	$	$	$
Internal-use software	10,835	10,839	16,731
Business solutions	49,893	35,298	29,175
Software licenses	22,422	29,983	31,653
Customer relationships and other	41,214	43,597	47,536
	124,364	119,717	125,095

7. Goodwill

The Company has designated September 30 as the date for the annual impairment test. The Company completed its annual goodwill impairment test as of September 30, 2007. Based on the results of this test, no impairment charge was identified.

The variations in goodwill are as follows:

			2007			2006
	IT SERVICES	BPS	TOTAL	IT SERVICES	BPS	TOTAL
	$	$	$	$	$	$
Balance, beginning of year	1,477,059	260,827	1,737,886	1,494,133	279,237	1,773,370
Acquisitions (Note 18)	19,620	–	19,620	18,070	–	18,070
Purchase price adjustments (Note 18)	(4,553)	(414)	(4,967)	(6,611)	119	(6,492)
Disposal of assets (subsidiaries in 2006) (Note 18)	–	–	–	–	(13,172)	(13,172)
Foreign currency translation adjustment	(79,910)	(13,917)	(93,827)	(28,533)	(5,357)	(33,890)
Balance, end of year	1,412,216	246,496	1,658,712	1,477,059	260,827	1,737,886

42 | 2007 annual report | CGI Group Inc.

8. Long-Term Debt

	2007		2006
	$		$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 4.97% and repayable by payments of $84,685,500 in 2009, of $86,678,100 in 2011 and $19,926,000 in 2014,
less imputed interest of $1,764,995[1]		189,525		214,138
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers’ acceptance rate plus 0.63%, maturing in 2012[2]		263,696		587,226
Obligation bearing interest at 1.60% and repayable in blended monthly
instalments maturing in 2008		1,214		5,777
Balances of purchase price related to business acquisitions, non-interest bearing, repayable in various instalments through 2009. These balances were recorded at
their discounted value using a 5.60% or 7.00% interest rate		10,112		4,399
Obligations under capital leases, bearing a weighted average interest rate of 5.92%
and repayable in blended monthly instalments maturing at various dates until 2012		8,644		781
Share of joint venture’s long-term debt
Secured term loan bearing interest of 5.71% repaid during the year		–		539
Other		–		399
Current portion		473,191 9,815		813,259 8,242
		463,376		805,017
1 The US$192,000,000 private placement financing with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004 with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios. At September 30, 2007, the Company is in compliance with these covenants.
2 On August 13, 2007, the Company amended its existing five-year unsecured revolving credit facility to increase its size to $1,500,000,000 and extend the tenure to August 2012. The five-year term can be extended annually. As at September 30, 2007, an amount of $265,000,000 has been drawn upon this facility. Also an amount of $15,500,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $2,975,000 were incurred during the year and were recorded in finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2007, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios. At September 30, 2007, the Company is in compliance with these covenants.

Principal repayments on long-term debt over the forthcoming years are as follows:	$
2008 2009 2010 2011 2012 Thereafter	7,396 88,090 – 85,738 263,696 19,627
Total principal payments on long-term debt	464,547

Minimum capital lease payments are as follows:	PRINCIPAL	INTEREST	PAYMENT
2008	2,419	443	2,862
2009	2,372	303	2,675
2010	2,171	165	2,336
2011	1,349	60	1,409
2012	333	32	365
Total minimum capital lease payments	8,644	1,003	9,647

2007 annual report | CGI Group Inc. | 43

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

For 2007, 2006 and 2005, the Class A subordinate and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES					TOTAL
	NUMBER	CARRYING VALUE	NUMBER		CARRYING VALUE	NUMBER		CARRYING VALUE
			$			$		$
Balance, September 30, 2004	410,720,891	1,775,362		33,772,168	44,868		444,493,059	1,820,230
Repurchased and cancelled[1]	(14,078,360)	(60,998)		–	–		(14,078,360)	(60,998)
Repurchased and not cancelled[1]	–	(3,665)		–	–		–	(3,665)
Issued upon exercise of options[2]	805,798	7,406		–	–		805,798	7,406
Balance, September 30, 2005	397,448,329	1,718,105		33,772,168	44,868		431,220,497	1,762,973
Repurchased and cancelled[1]	(108,315,500)	(466,994)		–	–		(108,315,500)	(466,994)
Repurchased and not cancelled[1]	–	(4,028)		–	–		–	(4,028)
Issued upon exercise of options[2]	1,220,820	11,818		–	–		1,220,820	11,818
Issued upon exercise of warrants[3]	7,021,096	60,260		546,131	3,577		7,567,227	63,837
Converted upon exercise of warrants[3]	110,140	721		(110,140)	(721)		–	–
Balance, September 30, 2006	297,484,885	1,319,882		34,208,159	47,724		331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)		–	–		(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)		–	–		–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087		–	–		5,544,830	57,087
Balance, September 30, 2007	290,545,715	1,321,305		34,208,159	47,724		324,753,874	1,369,029
1 On January 30, 2007, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The Issuer Bid enables the Company to purchase up to 29,091,303 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 5, 2007, until  no later than February 4, 2008, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2006, 29,288,443 Class A subordinate shares could have been repurchased between February 3, 2006, and February 2, 2007. During 2007, the Company repurchased 12,339,400 Class A subordinate shares (8,374,400 in 2006 and 14,896,200 in 2005) for cash consideration of $126,420,000 ($59,631,000 in 2006 and $116,439,000 in 2005). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $70,756,000 ($22,364,000 in 2006 and $51,978,000 in 2005), was charged to retained earnings. As of September 30, 2007, 760,500 of the repurchased Class A subordinate shares (905,100 in 2006 and 846,200 in 2005) with a carrying value of $3,461,000 ($4,028,000 in 2006 and $3,665,000 in 2005) and a purchase value of $8,538,000 ($6,661,000 in 2006 and $7,185,000 in 2005) were held by the Company and cancelled subsequent to the year-end. Of the $8,538,000, $4,540,000 was unpaid.
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
2 The carrying value of Class A subordinate shares includes $13,904,000 ($3,421,000 in 2006 and $2,855,000 in 2005), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.
3 On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption and which represented the cost associated with the warrants. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company’s Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

44 | 2007 annual report | CGI Group Inc.

10. Stock Options, Contributed Surplus and Warrants

A) STOCK OPTIONS
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange (“TSX”) on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2007, 50,347,129 Class A subordinate shares have been reserved for issuance under the Stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2007		2006		2005
NUMBER OF OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$	$		$	$
Outstanding, beginning of year	29,956,711	8.57	26,538,654	8.79	25,537,300	9.20
Granted	3,960,405	7.74	8,738,601	8.06	5,079,636	8.48
Exercised	(5,544,830)	7.79	(1,220,820)	6.87	(805,798)	5.61
Forfeited and expired	(3,872,400)	8.92	(4,099,724)	9.27	(3,272,484)	11.60
Outstanding, end of year	24,499,886	8.52	29,956,711	8.57	26,538,654	8.79
Exercisable, end of year	18,507,376	8.90	21,588,443	8.80	21,308,252	8.89

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2007:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
		WEIGHTED AVERAGE REMAINING	WEIGHTED AVERAGE			WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	CONTRACTUAL LIFE (YEARS)	EXERCISE PRICE	NUMBER OF OPTIONS		EXERCISE PRICE
		$		$		$
1.64 to 2.32	77,396	3.23	1.99		77,396	1.99
3.75 to 6.98	4,386,498	6.65	6.43		2,148,998	6.17
7.00 to 7.87	7,389,488	7.57	7.75		3,668,388	7.77
8.00 to 8.99	9,289,409	6.17	8.63		9,255,499	8.63
9.05 to 10.92	1,435,256	3.33	9.82		1,435,256	9.82
11.34 to 14.85	826,616	1.35	13.15		826,616	13.15
15.00 to 18.40	1,079,583	2.00	16.15		1,079,583	16.15
24.51 to 26.03	15,640	2.32	25.97		15,640	25.97
	24,499,886	6.15	8.52		18,507,376	8.90

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2007	2006	2005
Compensation expense ($)	13,933	12,895	20,554
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	29.48	36.13	45.80
Risk-free interest rate (%)	3.90	3.97	3.92
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	2.60	3.13	3.85

2007 annual report | CGI Group Inc. | 45

10. Stock Options, Contributed Surplus and Warrants (continued)

B) CONTRIBUTED SURPLUS
The following table summarizes the contributed surplus activity since September 30, 2004:

$
Balance, September 30, 2004	49,879
Compensation cost of exercised options assumed in connection with acquisitions	(1,136)
Compensation cost associated with exercised options	(1,719)
Fair value of options granted	20,554
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired[1]	5,384
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options	(13,904)
Fair value of options granted	13,933
Balance, September 30, 2007	82,465

1 On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the Warrants to the Contributed surplus caption.

11. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2007			2006			2005
		WEIGHTED AVERAGE			WEIGHTED AVERAGE			WEIGHTED AVERAGE
		NUMBER OF SHARES			NUMBER OF SHARES			NUMBER OF SHARES
	NET EARNINGS	OUTSTANDING[1]	EARNINGS	NET EARNINGS	OUTSTANDING[1]	EARNINGS	NET EARNINGS	OUTSTANDING[1]	EARNINGS
	(NUMERATOR)	(DENOMINATOR)	PER SHARE	(NUMERATOR)	(DENOMINATOR)	PER SHARE	(NUMERATOR)	(DENOMINATOR)	PER SHARE
		$	$		$	$		$	$
	236,402	329,016,756	0.72	146,533	362,783,618	0.40	216,488	439,349,210	0.49
Dilutive options[2]	–	4,859,808	–	–	1,224,463	–	–	1,077,743	–
Dilutive warrants[2]	–	–	–	–	698,575	–	–	1,146,559	–
	236,402	333,876,564	0.71	146,533	364,706,656	0.40	216,488	441,573,512	0.49

1  The 12,339,400 Class A subordinate shares repurchased during the year (108,374,400 in 2006 and 14,924,560 in 2005) were excluded from the calculation of earnings per share as of the date of repurchase.
2  The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 3,162,074, 18,255,009 and 22,140,883 for the years ended September 30, 2007, 2006 and 2005, respectively. The number of excluded warrants was nil for both years ended September 30, 2007 and 2006 and 2,113,041 for the year ended September 30, 2005.

46 | 2007 annual report | CGI Group Inc.

12. Amortization

	2007		2006		2005
	$		$		$
Amortization of capital assets		33,808		35,138		41,420
Amortization of contract costs related to transition costs		19,476		14,914		14,502
Amortization of ﬁnite-life intangibles (Note 6)		124,364		119,717		125,095
Impairment of contract costs and finite-life intangibles[1]		–		997		18,266
		177,648		170,766		199,283
Amortization of contract costs related to incentives (presented as reduction of revenue)		21,946		24,294		28,314
Impairment of contract costs related to incentives (presented as reduction of revenue)[1]		–		2,308		3,336
		199,594		197,368		230,933
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)		1,360		1,527		664
		200,954		198,895		231,597

1 The impairment of contract costs and finite-life intangibles relate to certain non-performing assets that are no longer expected to provide future value.

13. Other Comprehensive Loss

$
Balance, as at October 1, 2004	(158,659)
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(111,792)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	19,737
Income tax expense on other comprehensive loss	(69)
Change	(92,124)
Balance, as at September 30, 2005	(250,783)
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(47,857)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	8,794
Income tax expense on other comprehensive loss	623
Change	(38,440)
Balance, as at September 30, 2006	(289,223)
Net change in unrealized loss on translating financial statements of self-sustaining foreign operations	(118,785)
Net change in unrealized gains on translation of long-term debt designated as a hedge of net investment in self-sustaining foreign operations	22,848
Income tax expense on other comprehensive loss	(913)
Change	(96,850)
Balance, as at September 30, 2007	(386,073)

2007 annual report | CGI Group Inc. | 47

14.  Restructuring Costs Related to Specific Items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montreal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Under the terms of the contract agreement signed on January 12, 2006, between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

Total restructuring costs related to specific items to be incurred was $90,276,000, of which $61,986,000 (net of the BCE contribution) was for severance and $28,290,000 for the consolidation and closure of facilities. The amount of $90,276,000 was split by segments as follows: $69,353,000 for IT services, $8,152,000 for BPS and $12,771,000 for Corporate.

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings during the years ended September 30, 2007 and 2006:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
IT services	50,734	12,747	63,481
BPS	2,343	315	2,658
Corporate	7,894	2,754	10,648
Restructuring costs related to specific items	60,971	15,816	76,787
BCE contribution[1]	(9,521)	–	(9,521)
Total restructuring costs related to specific items recorded in 2006	51,450	15,816	67,266
IT services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
Restructuring costs related to specific items	11,015	12,474	23,489
BCE contribution[1]	(479)	–	(479)
Total restructuring costs related to specific items recorded in 2007	10,536	12,474	23,010
1 The BCE contribution was received as of September 30, 2007 and September 30, 2006.

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities:

	SEVERANCE	CONSOLIDATION AND CLOSURE OF FACILITIES	TOTAL
	$	$	$
Balance, October 1, 2005	–	–	–
New restructuring costs related to specific items	60,971	15,816	76,787
Foreign currency translation adjustment	60	(33)	27
Paid during 2006	(52,429)	(9,027)	(61,456)
Non-cash portion of restructuring costs related to specific items	–	(1,311)	(1,311)
Balance, September 30, 2006[1]	8 602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	27	154	181
Paid during 2007	(18,455)	(8,684)	(27,139)
Balance, as at September 30, 2007[1]	1,189	9,389	10,578
1 Of the total balance remaining, $1,189,000 ($8,602,000 in 2006) is included in accrued compensation, $3,987,000 ($3,855,000 in 2006) is included in accounts payable and accrued liabilities and $5,402,000 ($1,590,000 in 2006) is included in accrued integration charges and other long-term liabilities.

48 | 2007 annual report | CGI Group Inc.

15. Sale of Right

In fiscal year 2005, the Company entered into an arrangement with a financial institution. Under this arrangement, in exchange for cash consideration of $13,500,000, the Company sold a right to access the Company’s Canadian Credit Union (“Credit Union”) clients allowing the financial institution to offer them its business solutions. A portion of this consideration in the amount of $2,500,000 has been recorded as long-term deferred revenue, included in accrued integration charges and other long-term liabilities, and will be reversed to earnings upon certain conditions being met. Additional consideration, up to a maximum of $10,000,000, may be received by the Company based on the number of Credit Union clients transitioning to the financial institution’s business solutions. The Company will continue to support or provide services to the Credit Unions with its current solutions and methodologies until this transition is completed. As a result of the above transaction, contract costs and business solutions relating to the Credit Unions in the amount of $5,106,000 and $4,495,000, respectively, were impaired and included in amortization expense in fiscal year 2005.

16. Income Taxes

The income tax provision is as follows:
	2007	2006	2005
	$	$	$
Current	106,240	105,198	78,476
Future	10,054	(34,225)	35,650
	116,294	70,973	114,126

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2007	2006	2005
	%	%	%
Parent statutory tax rate	32.0	31.7	31.0
Effect of provincial and foreign tax rate differences	3.0	2.5	3.7
Beneﬁt arising from investment in subsidiaries	(3.2)	(4.0)	(3.1)
Non-deductible stock options	0.8	1.9	1.9
Other non-deductible items	1.0	1.0	0.3
Impact of corporate tax holiday	(1.1)	–	–
Impact on future tax assets and liabilities resulting from tax rate changes	0.4	(0.9)	–
Valuation allowance relating to tax beneﬁts on losses	0.1	–	0.1
Other	–	0.4	0.3
Effective income tax rate	33.0	32.6	34.2

2007 annual report | CGI Group Inc. | 49

16. Income Taxes (continued)

Future income tax assets and liabilities are as follows at September 30:
	2007	2006
	$	$
Future income tax assets:
Accrued integration charges and accounts payable and accrued liabilities	12,155	29,676
Tax beneﬁts on losses carried forward	56,019	78,901
Capital assets, contract costs and ﬁnite-life intangibles and other long-term assets	4,695	2,194
Accrued compensation	24,731	21,516
Allowance for doubtful accounts	2,533	1,359
Financing and share issue costs	137	1,394
Other	1,446	5,766
	101,716	140,806
Valuation allowance	(21,166)	(24,641)
	80,550	116,165

Future income tax liabilities:
Capital assets, contract costs and ﬁnite-life intangibles and other long-term assets	210,666	240,552
Work in progress	21,682	14,536
Goodwill	17,149	15,577
Refundable tax credits on salaries	19,572	26,545
Other	3,153	3,996
	272,222	301,206
Future income taxes, net	(191,672)	(185,041))

Future income taxes are classiﬁed as follows:	2007	2006
	$	$
Current future income tax assets	30,522	33,728
Long-term future income tax assets	4,928	25,127
Current future income tax liabilities	(24,404)	(30,384)
Long-term future income tax liabilities	(202,718)	(213,512)
Future income tax liabilities, net	(191,672)	(185,041)

At September 30, 2007, the Company had $151,886,000 in non-capital losses carried forward, of which $146,427,000 expire at various dates up to 2020 and $5,459,000 have no expiry date. The Company recognized a future tax asset of $56,019,000 on the non-capital losses carried forward and recognized a valuation allowance of $21,166,000 in relation to these losses where their realization is unlikely. Should this valuation allowance be reversed, goodwill would be reduced by approximately $19,756,000 and income tax expense would be reduced by approximately $1,409,000. The variation in the valuation allowance results principally from translating its U.S. dollar denominated portion.

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

50 | 2007 annual report | CGI Group Inc.

17. Costs of Services, Selling and Administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2007	2006	2005
	$	$	$
Costs of services, selling and administrative	3,201,147	3,059,424	3,218,668
Tax credits (Note 3)	(75,042)	(62,903)	(67,110)
	3,126,105	2,996,521	3,151,558

18. Investments in Subsidiaries and Joint Ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2007 TRANSACTIONS
a) Acquisition
The Company made the following acquisition:
–
Codesic Consulting (“Codesic”) – On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s management’s best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 has been paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The final purchase price allocation is expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

CODESIC
$
Non-cash working capital items	1,303
Capital assets	146
Customer relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
23,921
Cash acquired	113
Net assets acquired	24,034
Consideration
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
24,034

1 Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

2007 annual report | CGI Group Inc. | 51

18. Investments in Subsidiaries and Joint Ventures (continued)

b) Modification to joint venture
On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d’affaires (“CIA”), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA to 64.66%. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company has noted its commitment to purchase the remaining interest in Note 25.

c) Balance of integration charges
American Management Systems, Incorporated (“AMS”) and COGNICASE Inc. (“Cognicase”) were acquired in fiscal 2004 and fiscal 2003, respectively. For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES		SEVERANCE		TOTAL
	$		$		$
Balance, October 1, 2006		35,010		2,287		37,297
Adjustments to initial provision[1]		(3,860)		(754)		(4,614)
Foreign currency translation adjustment		(1,517)		(17)		(1,534)
Paid during 2007		(9,577)		(121)		(9,698)
Balance, September 30, 2007[2]		20,056		1,395		21,451

1 Have been recorded as a decrease of goodwill.
2Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of customer relationships of $191,000, whereas goodwill decreased by $4,967,000.

e) Consideration of purchase price
During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

2006 TRANSACTIONS
a) Acquisitions
The Company made the following acquisitions:
–
Pangaea Systems Inc. (“Pangaea”) – On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.

–
ERS Informatique Inc. (“ERS”) – On April 7, 2006, one of the Company’s joint ventures acquired all outstanding shares of an information technology services company based in Quebec, Canada. ERS specializes in software development of applications mostly in the public sector.

–
Plaut Consulting SAS (“Plaut”) – On June 1, 2006, the Company acquired all of the outstanding shares of a French management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.

52 | 2007 annual report | CGI Group Inc.

18. Investments in Subsidiaries and Joint Ventures (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below were preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 18 d) of 2007 Transactions.

	PLAUT	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Customer relationships and other	5,565	358	5,923
Goodwill[1]	11,328	6,742	18,070
Assumption of long-term debt	–	(80)	(80)
Future income taxes	1,698	738	2,436
	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

1 Goodwill is not deductible for tax purposes.

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

c) Balance of integration charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision[1]	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006[2]	35,010	2,287	37,297

1 Have been recorded as a decrease of goodwill.
2Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of customer relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

e) Consideration of purchase price
During fiscal 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

2007 annual report | CGI Group Inc. | 53

18. Investments in Subsidiaries and Joint Ventures (continued)

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

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 18 d) of 2006 Transactions.

	AGTI	OTHER	TOTAL
	$	$	$
Non-cash working capital items	(1,302)	(397)	(1,699)
Capital assets	368	521	889
Internal-use software	9	17	26
Business solutions	–	7,315	7,315
Customer relationships and other	17,493	7,918	25,411
Goodwill[1]	32,471	19,705	52,176
Future income taxes	(4,561)	(2,272)	(6,833)
	44,478	32,807	77,285
Cash acquired	2,702	2,569	5,271
Net assets acquired	47,180	35,376	82,556
Consideration
Cash	47,067	26,707	73,774
Holdback payable	–	8,450	8,450
Acquisition costs	113	219	332
	47,180	35,376	82,556

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

b) Disposals
On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method resulting in an investment income of $321,000 in 2005.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 of which an outstanding balance of sale of $1,000,000 was received in 2006. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000.

On March 10, 2005, the Company disposed of its U.S. Services to Credit Unions business and its CyberSuite product line for proceeds of $29,186,000 for which there is a balance of sale of $2,189,000. The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. During the year ended September 30, 2005, a sale price adjustment was made that increased the net loss by $296,000 after $174,000 of tax effect, and reduced the balance of sale by $470,000. The balance of sale was received in 2006.

54 | 2007 annual report | CGI Group Inc.

18. Investments in Subsidiaries and Joint Ventures (continued)

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

1 Have been recorded as an increase of goodwill.
2Of the total balance remaining, $21,596,000 is included in accounts payable and accrued liabilities and $40,716,000 is included in accrued integration charges and other long-term liabilities.

d) Modifications to purchase price allocations
During fiscal 2005, the Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of non-cash working capital items and capital assets of $23,080,000 and $1,895,000, respectively, and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $6,227,000, $17,648,000 and $2,606,000, respectively, whereas goodwill decreased by $1,506,000. Also, $12,500,000 of goodwill, arising from the acquisition of AMS, was reallocated from the IT services line of business to the BPS line of business.

19. Discontinued Operations

There were no discontinued operations in 2007 or in 2006.

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

The following table presents summarized financial information related to discontinued operations:

	2007	2006	2005
	$	$	$
Revenue	–	–	17,495
Operating expenses	–	–	12,585
Amortization	–	–	610
Earnings before income taxes	–	–	4,300
Income taxes	–	–	7,510
Net loss from discontinued operations	–	–	(3,210)
Net cash provided by operating activities	–	–	759
Net cash and cash equivalents provided by discontinued operations	–	–	759

Discontinued operations were included in the BPS segment in 2005. As at September 30, 2005, operating expenses from discontinued operations were reduced by pre-tax gains from disposal of $5,012,000. Also, the income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000, which had no tax basis.

2007 annual report | CGI Group Inc. | 55

20. Joint Ventures: Supplementary Information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

	2007	2006
BALANCE SHEETS	$	$
Current assets	40,303	41,646
Non-current assets	6,517	16,407
Current liabilities	16,879	18,285
Non-current liabilities	726	2,029

	2007	2006	2005
	$	$	$
STATEMENTS OF EARNINGS
Revenue	94,111	90,122	86,916
Expenses	80,015	82,191	78,011
Net earnings	14,096	7,931	8,905

STATEMENTS OF CASH FLOWS
Cash provided by (used in):
Operating activities	16,327	1,578	28,634
Investing activities	(2,669)	(13,955)	(23,205)
Financing activities	(11,956)	1,430	8,147

FINANCING LEASE
On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for information, system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. The balance is nil as at September 30, 2007. As at September 30, 2006, the remaining balance of $1,796,000 was included in prepaid expenses and other current assets. As at September 30, 2005, $12,434,000 was included in prepaid expenses and other current assets and $1,788,000 was included in finite-life intangibles and other long-term assets. The effective interest rate of the lease agreement was 5.02%.

21. Supplementary Cash Flow Information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Accounts receivable	(7,503)	6,771	62,687
Work in progress	(5,397)	14,659	(1,150)
Prepaid expenses and other current assets	6,096	(15,110)	14,289
Accounts payable and accrued liabilities	(22,973)	(16,956)	(89,503)
Accrued compensation	24,274	3,699	(3,601)
Deferred revenue	40,885	(14,848)	13,519
Income taxes	50,436	11,314	(6,449)
	85,818	(10,471)	(10,208)

56 | 2007 annual report | CGI Group Inc.

21. Supplementary Cash Flow Information (continued)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Operating activities
Accounts receivable	(438)	–	–
Prepaid expenses and other current assets	–	(3,006)	–
Accounts payable and accrued liabilities	(4,540)	(6,661)	7,185
	(4,978)	(9,667)	7,185
Investing activities
Purchase of capital assets	(9,609)	–	–
Proceeds from disposal of finite-life intangibles	–	3,006	(11,050)
	(9,609)	3,006	(11,050)
Financing activities
Increase in obligations under capital leases	9,609	–	11,050
Issuance of shares	438	–	–
Repurchase of Class A subordinate shares	4,540	6,661	(7,185)
	14,587	6,661	3,865

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2007	2006	2005
	$	$	$
Interest paid	37,925	40,255	17,965
Income taxes paid	37,763	61,365	66,534

22. Segmented Information

The Company has two lines of business (“LOB”), IT services and BPS, in addition to Corporate services. The focus of these LOBs is as follows:

– The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

				2007
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,252,382	459,184	–	3,711,566
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items, non-controlling interest, net of income taxes and income taxes[1]	411,636	59,055	(62,878)	407,813
Total assets	2,697,221	576,658	201,929	3,475,808
1 Amortization included in IT services, BPS and Corporate is $165,517,000, $21,743,000 and $12,334,000, respectively, as at September 30, 2007.

2007 annual report | CGI Group Inc. | 57

22. Segmented Information (continued)
				2006
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,011,741	465,882	–	3,477,623
Earnings (loss) before interest on long-term debt, other income, gain on sale of assets, restructuring costs related to specific items and income taxes[1]	334,137	55,114	(78,915)	310,336
Total assets	2,860,128	600,218	231,686	3,692,032
1 Amortization included in IT services, BPS and Corporate is $162,222,000, $22,556,000 and $12,590,000, respectively, as at September 30, 2006.

				2005
	IT SERVICES	BPS	CORPORATE	TOTAL
	$	$	$	$
Revenue	3,194,598	491,388	–	3,685,986
Earnings (loss) before interest on long-term debt, other income, gain on sale and earnings from an investment in an entity subject to significant influence, income taxes and discontinued operations[1]	361,338	69,442	(84,635)	346,145
Total assets	2,931,084	683,928	371,647	3,986,659
1 Amortization included in IT services, BPS and Corporate is $191,002,000, $30,921,000 and $9,010,000, respectively, as at September 30, 2005.

The following table provides information for capital assets based on the LOBs:

	2007	2006
	$	$
Capital assets
IT services	99,347	78,130
BPS	17,981	11,609
Corporate	29,024	30,293
	146,352	120,032

Effective October 1, 2006 the Canadian portion of document management services previously classified in IT Services was transferred to BPS.  The corresponding comparative figures have been reclassified in order to conform to the presentation adopted in fiscal 2007. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

GEOGRAPHIC INFORMATION
The following table sets out certain geographic market information based on the client’s location:

	2007	2006	2005
	$	$	$
Revenue
Canada	2,207,707	2,092,026	2,211,191
United States	1,224,407	1,151,260	1,195,346
Europe and Asia Pacific	279,452	234,337	279,449
	3,711,566	3,477,623	3,685,986

Capital assets and goodwill are not disclosed by geographic areas as this financial information is not used to produce the general purpose financial statements. All the Company’s business units share the capital asset infrastructure; therefore, providing geographic information for capital assets and goodwill is impracticable.

58 | 2007 annual report | CGI Group Inc.

23. Related Party Transactions

At September 30, 2005, BCE exercised significant influence over the Company’s operating, financing and investing activities through its 29.75% ownership interest and through the business volume originating from BCE, together with its subsidiaries and affiliates. On December 16, 2005, the Company reached an agreement with BCE, which was finalized on January 12, 2006, to purchase 100,000,000 of Class A subordinate shares of the Company. As a consequence, BCE lost its significant influence over the Company’s operating, financing and investing activities. During the period from October 1, 2005 to January 12, 2006, the Company generated revenue of $126,108,000 and purchased BCE’s services for $26,471,000. During 2007 and 2006, the volume of business with that party, its subsidiaries and affiliates represented 11.6% and 11.9% of total Company revenue, respectively.

Transactions and resulting balances for 2005, which were measured at commercial rate (exchange amount), are presented below:

2005
$
Revenue	526,935
Purchase of services	121,184
Accounts receivable	21,632
Work in progress	14,209
Contract costs	14,103
Accounts payable and accrued liabilities	1,018
Deferred revenue	1,978

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below:

	2007	2006	2005
	$	$	$
Revenue	120,010	100,994	102,699
Accounts receivable	9,310	9,490	4,112
Work in progress	3,648	1,528	1,290
Prepaid expenses and other current assets	–	–	2,019
Contract costs	13,746	16,239	17,301
Accounts payable and accrued liabilities	–	147	1,254
Deferred revenue	1,868	509	–

On December 5, 2005, the Company leased a private aircraft for business purposes from a leasing company that had acquired it from a limited partnership of which a director of the Company is the sole limited partner. The transaction was measured at the exchange amount, which was supported by independent evidence at the date of the transaction.

24. Employee Future Benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

Underwriters Adjustment Bureau Ltd. (“UAB”) maintained a post-employment benefits plan to cover the former UAB retired employees. The post-employment benefits liability totalled $5,591,000 as at September 30, 2007 ($6,117,000 and $6,584,000 at September 30, 2006 and 2005 respectively). There was no related expense for the years ended September 30, 2007, 2006 and 2005.

The Company has defined contribution pension plans. For the years ended September 30, 2007, 2006 and 2005, the plan expense was $4,717,000, $4,076,000 and $5,373,000, respectively.

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees’ contributions to a maximum of $1,000 per year. For the years ended September 30, 2007, 2006 and 2005, the amounts of the Company’s contributions were $4,520,000, $4,697,000 and $5,634,000, respectively.

The Company maintains a non-qualified deferred compensation plan covering some of its U.S. management. A trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, included in finite-life intangibles and other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets.

2007 annual report | CGI Group Inc. | 59

25. Commitments, Contingencies and Guarantees

A) COMMITMENTS
At September 30, 2007, the Company is committed under the terms of operating leases with various expiration dates, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,011,014,000. Minimum lease payments due in the next five years are as follows:

$
2008	178,365
2009	133,555
2010	102,261
2011	81,301
2012	68,414

 The Company entered into long-term service agreements representing a total commitment of $140,738,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2008	33,459
2009	41,681
2010	32,407
2011	14,941
2012	11,582

As of April 19, 2007, the Company is committed under the agreement between shareholders of CIA to purchase the remaining 39.31% of shares of CIA by October 1, 2011 (Note 18). As of September 30, 2007, 35.34% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

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

C) GUARANTEES
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $65,000,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2007. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

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

Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2007,

60 | 2007 annual report | CGI Group Inc.

25. Commitments, Contingencies and Guarantees (continued)

the Company provided for a total of $71,832,000 of these bonds. To the best of its knowledge the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.   The Company also entered into agreements for a total of $4,245,000 that include indemnities in favour of third parties, mostly tax indemnities.

26. Financial Instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

FAIR VALUE
At September 30, 2007 and 2006, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2007 and 2006.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $185,462,000. Since long-term debt is classified as other liabilities, it is measured at amortized cost.

INTEREST RATE RISK
The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that the impact of interest rate fluctuations will be significant.

CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has accounts receivable from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base.

CURRENCY RISK
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. During 2004, the Company designated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries, for which foreign currency translation gains or losses have been recorded in the Consolidated Statements of Comprehensive Income. Realized or unrealized gains or losses on financial instruments have also been recorded under the same caption, as they qualify for hedge accounting.

There were no outstanding forward contracts as at September 30, 2007, 2006 and 2005. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2007, were not significant.

The consolidated balance sheets include significant foreign financial assets, such as cash and cash equivalents and accounts receivable, as well as significant foreign financial liabilities, such as accounts payable and accrued liabilities of $107,642,000, $179,971,000 and $100,012,000, respectively, as of September 30, 2007 ($114,449,000, $180,646,000 and $159,541,000, respectively, at September 30,, 2006).   As at September 30, 2007, the portion of the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in U.S. dollars amount to US$43,681,000, US$128,024,000 and US$56,344,000, respectively. For the same date, the portion of the cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities denominated in Euros amount to €14,539,000, €22,296,000 and €14,444,000, respectively.

2007 annual report | CGI Group Inc. | 61

27. Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2007	2006	2005
	$	$	$
Reconciliation of net earnings:
Net earnings – Canadian GAAP	236,402	146,533	216,488
Adjustments for:
Stock-based compensation (i)	-		20,554
Warrants (ii)	1,404		1,405
Other	1,441	1,238	(665)
Net earnings – U.S. GAAP	239,247	149,176	237,782
Basic EPS – U.S. GAAP	0.73	0.41	0.54
Diluted EPS – U.S. GAAP	0.72	0.41	0.54

Net earnings – U.S. GAAP	239,247	149,176	237,782
Other comprehensive income Foreign currency translation adjustment	(96,850)	(38,440)	(92,124)
Comprehensive income – U.S. GAAP	142,397	110,736	145,658

Reconciliation of shareholders’ equity: Shareholders’ equity – Canadian GAAP	1,818,268	1,748,020	2,494,690
Adjustments for: Stock-based compensation (i)	58,411	58,411	58,411
Warrants (ii)	(3,671)	(5,075)	(6,480)
Unearned compensation (iii)	(3,694)	(3,694)	(3,694)
Integration costs (iv)	(6,606)	(6,606)	(6,606)
Goodwill (v)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (vi)	9,715	9,715	9,715
Other	(6,784)	(8,225)	(9,463)
Shareholders’ equity – U.S. GAAP	1,893,717	1,820,624	2,564,651

(i) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2007, 2006 and 2005 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

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

62 | 2007 annual report | CGI Group Inc.

27. Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP  (continued)

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

 (vii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2007 and 2006, and for each of the years in the three-year period ended

September 30, 2007. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 20). In accordance with practices prescribed by the U.S. Securities and Exchange Commission (the “SEC”), the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(viii) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(ix) Recent and future accounting changes
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective for the fiscal year ended September 30, 2007. SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is significant. The adoption of SAB 108 had no significant impact on the consolidated financial statements the year ended September 30, 2007.

In July 2006, the FASB issued FASB Interpretation No. 48, (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, effective for fiscal years beginning after December 15, 2006.   FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.

In September 2006, the FASB issued SFAS No. 157, (“SFAS 157”), “Fair Value Measurements”, effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.

In February 2007, the FASB issued SFAS No. 159, (“SFAS 159”), “Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115”, effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements, but does not expect the impact to be significant.

2007 annual report | CGI Group Inc. | 63

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2007
November 13, 2007

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we” , “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2007, 2006, and 2005. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the United States (“US GAAP”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1.
Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income(net), gain on sale of assets, gain on sale and earnings from an investment in an entity subject to significant influence , non-controlling interest, and income taxes (“adjusted EBIT”) and

2.	Net earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 18.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 20.

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

04 | 2007 annual report | CGI Group Inc.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

•	Consulting– CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration– CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”)– Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may transfer   specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB’s is as follows:
•
The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under ISO (International Organization for Standardization). We firmly believe that by designing and implementing rigorous service delivery quality standards followed by continuous monitoring of conformity with those standards we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 95% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide. Because of CGI’s expanded capabilities, geographic presence and global delivery model, invitations to participate in larger, more complex opportunities are on the rise.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that cater to their strategic and cost requirements.  CGI also has a number of leading business solutions that support long-term client relationships. Importantly, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors to winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical sector expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favorably with our competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five industry sectors; global delivery model, which includes an industry leading nearshore services delivery capability; disciplined management foundation; and client focus, which is supported by our client proximity metro markets business model. Based on this value proposition and CGI’s growing critical mass in our three main markets—Canada, the U.S. and Europe—we are in a position to compete effectively on a global scale and win large contracts.

 2007 annual report | CGI Group Inc. | 05

Vision, Mission, and Strategy
Most companies begin with a business vision, but CGI began with a dream. In 1976, CGI founder Serge Godin, then 26 years old, had a dream to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow, and to its overall mission:

. . . to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world-class IT and BPS company.

Through a four-pillar growth strategy that combines organic growth and acquisitions, CGI has become a consolidator in the IT services industry. The first pillar of this strategy focuses on generating organic growth through contract wins, renewals and extensions in the areas of outsourcing and systems integration and consulting (“SI&C”). We are significantly growing our outsourcing and SI&C sales funnels across all of our geographic markets.

The second pillar of the strategy involves the pursuit of new large outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass. CGI’s global delivery model offers a unique blend of onshore, nearshore and offshore delivery options that result in highly responsive and cost effective delivery. Further, based on the Company’s growth rate over the last several years, we have the critical mass required to bid on large and complex opportunities in North America and Europe.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth targets are the U.S. and Europe.

Developments in 2007
Our efforts to reduce our cost structure in 2006 had the desired impact, and our profit margin strengthened considerably in line with our expectations. Two trends characterized CGI’s subsequent performance in fiscal 2007: steady organic growth across all of our geographic markets and stronger profit margins supported by operational excellence. We pursued a business development visibility program we called our Full Offering Strategy, designed to systematically, and with discipline, visit targeted new and existing clients to inform and educate them on CGI’s complete end-to-end offering. The strategy was a catalyst for new contracts, extensions and renewals. With this strong focus on fundamentals, we made only one niche acquisition, Codesic Consulting (“Codesic”), and established control over Conseillers en informatique d’affaires (“CIA”). Additionally, we invested our cash, taking advantage of what we viewed as low valuations, and actively repurchased shares on the open market under the terms of our Normal Course Issuer Bid. We also made substantial debt repayments.

New Contracts, Extensions, and Renewals
During fiscal 2007, CGI booked $3.3 billion of new contracts, extensions and renewals including but not limited to the following:

•	October 4, 2006: Five-year US$65 million contract renewal for hosting and application maintenance and operations for the Commonwealth of Virginia’s eVA procurement portal solution.
•	October 11, 2006: Five-year US$22.6 million managed services contract to host and operate its AMS Advantage® ERP system for the State of Wyoming.
•	November 13, 2006: Five-year $100 million plus extension of an IT outsourcing contract with the Laurentian Bank of Canada to June 2016.
•	January 26, 2007: Seven-year $23.6 million contract to provide multi-level IT services and technology outsourcing for the Acxsys Corporation.
•	March 6, 2007: Two-year $9.7 million contract to provide systems integration support services to Public Works and Government Services Canada’s Financial Systems Transformation Project.
•	March 29, 2007: Two-year extension with National Bank of Canada to provide payroll services to the bank’s corporate clients until 2016.
•	May 4, 2007: 34-month US$16.1 million contract with the Washington State Children’s Administration to deliver critical services to families.
•	May 9, 2007: Six-year US$84 million contract with Los Angeles County for the next phase of its ERP system project.
•
May 11, 2007: Four-year contract renewal with the BDC (Business Development Bank of Canada) plus an option of three supplemental one year periods, to provide services including hosting, printing and insertion, system environment management, internet bandwidth and business continuity planning.

•
May 14, 2007: Five-year $9 million contract with the Calgary Health Region which makes CGI the primary IT services provider to design, build, implement, and operate the Alberta Provincial Health Information Exchange.

06 | 2007 annual report | CGI Group Inc.

•
August 22, 2007: Five-year contract renewal agreement with the Groupement des assureurs automobiles covering the operational aspects of the Fichier central des sinistres automobiles in Quebec for the processing and distribution of motor vehicle claims records in Quebec.

•	August 29, 2007: Agreement with The Commerce Group, Inc. to extend their personal and commercial automobile policy processing services agreement through December 31, 2011.
•
September 14, 2007: Seven-year IT outsourcing contract with BRP (Bombardier Recreational Products Inc.) to manage the company’s SAP infrastructure support, business intelligence applications, websites, as well as the e-commerce application that allows retailers and distributors to do business with BRP around the world.

•	September 19, 2007: Two-year US$27 million renewal to administer multi-family housing payments in the state of Ohio for the U.S. Department of Housing and Urban Development.
•	September 20, 2007: Five-year US$17.5 million contract with Orange County to upgrade its finance and purchasing information systems.
•	September 24, 2007: One-year US$8.5 million renewal with the U.S. Department of Housing and Urban Development in Northern California to provide contract administration and payment services for site-based multi-family housing assistance payments.

Acquisition
On May 3, 2007, we completed the acquisition of privately held Codesic Consulting, an IT services firm located in Seattle, Washington, for an aggregate consideration of $24.0 million. Codesic assisted clients in the management of strategic initiatives, integrating technology with business and supporting critical computing environments.

Control over Conseillers en informatique d’affaires (CIA)
On April 19, 2007, following changes to the shareholders’ agreement, CGI established control of Conseillers en informatique d’affaires. CIA is a provider of IT services primarily in the government and financial sectors. The previous agreement was amended to remove limits to CGI’s representation on the Board of Directors. The Company holds three of the five board positions, with a 64.7% ownership stake.

Share Repurchase Program
On January 30, 2007, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the period ending February 4, 2008 . The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid that allows CGI to purchase on the open market up to 29,091,303 Class A subordinate shares for cancellation.

During fiscal 2007, the Company repurchased 12,339,400 of its Class A subordinate shares for $126.4 million at an average price of $10.25 including commissions under the current and previous Normal Course Issuer Bid.

Amended Credit Facility
On August 13, 2007, the Company amended its existing five-year unsecured credit facility to increase the amount to $1.5 billion with the possibility to increase it further to $1.75 billion.  The new credit facility, syndicated through 20 international financial institutions, has a five-year term expiring in August 2012 and can be extended on an annual basis.  The applicable interest rate charged under the credit facility is based on the Company’s indebtedness ratio and the form of borrowing chosen by the Company. Please see Note 8 to the consolidated financial statements for more information on our credit facilities.

Competitive Position Strengthening Program
As announced on March 29, 2006, the Company has taken measures to reduce the overall cost structure and accelerate the expansion of its global delivery model partially due to lower than expected revenue from BCE. In line with this plan, approximately 1,150 positions were eliminated, primarily located in Montreal and Toronto, of which half were related to BCE. The remaining headcount reduction stemmed from other adjustments to CGI’s cost base and included reductions in global and corporate functions.

The expansion of the global delivery model created new positions in our centers of excellence in Atlantic Canada, Southwest Virginia, and India which partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

In the first quarter of 2007, we completed our Competitive Position Strengthening Program.  The objectives of the program have been successfully met.  A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007.  Please refer to Note 14 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

2007 annual report | CGI Group Inc. | 07

Overview of the Year
Selected Annual Information

				Change	Change
Years ended September 30	2007	2006	2005	2007/2006	2006/2005

Backlog[1] (in millions of dollars)	12,042	12,722	12,863	-5.3%	-1.1%
Bookings (in millions of dollars)	3,276	3,997	3,573	-18.0%	11.9%
Revenue
Revenue (in '000 of dollars)	3,711,566	3,477,623	3,685,986	6.7%	-5.7%
Year-over-year growth prior to foreign currency impact	7.1%	-2.8%	20.5%
Profitability
Adjusted EBIT[2] margin	11.0%	8.9%	9.4%
Net earnings prior to restructuring costs
related to specific items[3] margin	6.8%	5.5%	5.9%
Net earnings margin	6.4%	4.2%	5.9%
Basic EPS from continuing operations (in dollars)	0.72	0.40	0.50	79.6%	-20.0%
Diluted EPS from continuing operations (in dollars)	0.71	0.40	0.50	77.0%	-20.0%
Basic EPS from continuing operations prior to
restructuring costs related to specific items (in dollars)	0.76	0.53	0.50	44.0%	6.0%
Diluted EPS from continuing operations prior to
restructuring costs related to specific items (in dollars)	0.75	0.52	0.50	44.6%	4.0%
Balance sheet (in '000 of dollars)
Total assets	3,475,808	3,692,032	3,986,659	-5.9%	-7.4%
Total long-term liabilities before clients' funds obligations	745,440	1,121,739	583,594	-33.5%	92.2%
Cash generation / Financial structure
Cash provided by operating activities (in '000 of dollars)	550,169	305,596	480,709	80.0%	-36.4%
Days sales outstanding[4]	44	52	48	15.3%	-8.3%
Net debt to capitalization ratio[5]	16.8%	27.2%	0.3%

1:
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 18.
3:	Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 20.
4:
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the fourth quarters’ revenue over 90 days.

5:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

08 | 2007 annual report | CGI Group Inc.

Financial Review of 2007, 2006 and 2005
Revenue

Revenue Variation and Revenue by LOB
The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between 2007 and 2006.  The 2006 and 2005 revenue by LOB are recorded reflecting the actual foreign exchange rates of each respective year.

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
(in '000 of dollars except for percentage)

Revenue	3,711,566	3,477,623	3,685,986	6.7%	-5.7%
Variation prior to foreign currency impact	7.1%	-2.8%	20.5%
Foreign currency impact	-0.4%	-2.9%	-3.5%
Variation over previous year	6.7%	-5.7%	17.0%

IT services revenue prior to foreign
currency impact	3,262,258	3,011,741	3,194,598	8.3%
Foreign currency impact	(9,876)	-	-
IT services revenue	3,252,382	3,011,741	3,194,598	8.0%	-5.7%

BPS revenue prior to foreign
currency impact	463,242	465,882	491,388	-0.6%
Foreign currency impact	(4,058)	-	-
BPS revenue	459,184	465,882	491,388	-1.4%	-5.2%
Revenue	3,711,566	3,477,623	3,685,986	6.7%	-5.7%

For fiscal 2007, revenue was $3,711.6 million, an increase over both 2006 and 2005. On a constant currency basis, revenue increased by 7.1% from last year. The impact of foreign currency was -0.4%, where unfavourable US dollar fluctuations were partly offset by favourable gains from the euro and pound sterling.  From a client perspective, revenue growth on a constant currency basis was 6% for Canada, 9% for U.S. and 13% for Europe and Asia.

For fiscal 2006, revenue decreased by 2.8% on a constant currency basis when compared to 2005 and was further impacted by -2.9% due to currency fluctuations with the resulting total revenue change for fiscal 2006 being -5.7%.

IT Services
In fiscal 2007, on a constant currency basis, revenue from IT services increased by 8.3% or $250.5 million when compared to 2006. This increase is the result of additional business from new and existing clients during the year. The Company experienced strong growth in all of its geographic markets and targeted verticals.

When comparing 2006 to 2005, revenue decreased by $182.9 million. This was a direct result of less than expected work volumes from BCE during 2006, as well as the ramping-down and termination of isolated contracts not meeting our profitability standards.  Foreign currency fluctuations unfavourably impacted revenue by $95.5 million. These decreases were partly offset by additional business won from new and existing clients and two niche acquisitions made in fiscal 2006.

BPS
Revenue in our BPS line of business decreased by 0.6% on a constant currency basis in fiscal 2007 driven by the lower volume of claims processed in our insurance business throughout the year, as well as the reduction of revenue resulting from the sale of our electronic switching assets in the first quarter of fiscal 2006. This decline was partially offset by additional work with existing clients, predominantly in our U.S. government and healthcare sector and document management services.

When comparing 2006 to 2005, we experienced a decrease of $25.5 million primarily attributable to the sale of our electronic switching assets, the termination of a contract not meeting our profitability standards, and unfavourable foreign currency impacts of $10.9 million, partly offset by new work in our government and healthcare and financial services sectors of the U.S. market.

2007 annual report | CGI Group Inc. | 09

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets	Targeted Verticals
55% Management of IT and business functions (outsourcing) - IT services 42% - BPS 13% 45%. Systems integration and consulting 45%	59% Canada 33% U.S. 8% Europe and Asia Pacific	33% Financial services 32% Government and healthcare 21% Telecommunications and utilities 7% Manufacturing 7% Retail and distribution

Client Concentration
In fiscal 2007, our revenue from BCE and its subsidiaries, our largest client, represented 11.6% of our revenue, compared to 11.9% in fiscal 2006 and 14.3% in fiscal 2005.

Operating Expenses

Years ended September 30	2007	2006	2005	As a percentage of revenue 2007	As a percentage of revenue 2006	As a percentage of revenue 2005
(in '000 of dollars except for percentage)

Costs of services, selling and
administrative	3,126,105	2,996,521	3,151,558	84.2%	86.2%	85.5%
Amortization
Capital assets	33,808	35,138	41,420	0.9%	1.0%	1.1%
Contract costs related to transition costs	19,476	14,914	14,502	0.5%	0.4%	0.4%
Finite-life intangibles and other long-term
assets	124,364	119,717	125,095	3.4%	3.4%	3.4%
Impairment of contract costs and
finite-life intangibles	-	997	18,266	0.0%	0.0%	0.5%
Total amortization	177,648	170,766	199,283	4.8%	4.9%	5.4%

Costs of Services, Selling and Administrative
Building on the momentum we’ve created in streamlining our operations through our Competitive Position Strengthening Program, we have driven down costs of services, selling and administrative expenses as a percentage of revenue from 86.2% in fiscal 2006 to 84.2% in fiscal 2007, trending down further from the 85.5% reported in 2005. This demonstrates our ongoing commitment to effectively manage our cost structure through the improved efficiencies of our workforce and reduced overhead expenses. During fiscal 2007, fluctuations in foreign currencies favorably impacted our costs by $11.4 million significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

When comparing fiscal 2006 to 2005, the decrease in our services, selling and administrative expenses is largely related to the rapid reduction of the BCE work program adversely impacting our cost structure.  This led the Company to undertake the Competitive Position Strengthening Program at the end of the second quarter of fiscal 2006 to improve utilization rates and reduce overhead.

10 | 2007 annual report | CGI Group Inc.

Amortization
The variation in finite-life intangibles and other long-term assets amortization expense for 2007 as compared to 2006 was mainly due to the amortization associated with a business solution for our oil and gas clients in Western Canada which became commerically available in the fourth quarter of 2007. This increase was partially offset by lower amortization associated with certain software and other intangibles having been fully amortized in the year.

The increase in amortization relating to contract costs is due to the ramp-up and full year impact of transition cost amortization associated with new clients and contracts.

Additionally, the decline in amortization of capital assets for 2007 as compared to 2006 is attributable to a reduction of amortization for computer equipment and furniture due to certain equipment having been fully amortized.  This is offset partially by increases in amortization for leasehold improvements due to the initiative taken to consolidate and optimize our real estate space.

When comparing fiscal 2006 to 2005, the decrease in overall amortization expense of $28.5 million was mainly related to impairment charges taken against contract costs and finite-life intangibles in 2005, specifically a $9.6 million impairment charge related to our Canadian credit union business and additional impairment charges of $8.7 million taken on certain unprofitable contracts and finite-life intangibles. Additionally, amortization of capital assets decreased due to certain computer equipment having been fully amortized and the non-recurring cost of disposed assets during 2005.  Amortization of finite-life intangible and other long-term assets decreased due to certain software having been fully amortized partly offset by additional amortization related to our business solutions for the brokerage industry.

Adjusted EBIT by LOB

Years ended September 30	2007	2006	2005
(in '000 of dollars except for percentage)

IT services	411,636	334,137	361,338
As a percentage of IT services revenue	12.7%	11.1%	11.3%
BPS	59,055	55,114	69,442
As a percentage of BPS revenue	12.9%	11.8%	14.1%
Corporate	(62,878)	(78,915)	(84,635)
As a percentage of revenue	-1.7%	-2.3%	-2.3%
Adjusted EBIT	407,813	310,336	346,145
Adjusted EBIT margin	11.0%	8.9%	9.4%

IT Services
For the year ended September 30, 2007, adjusted EBIT increased by $77.5 million over 2006, representing an increase from 11.1% to 12.7% of revenue primarily due to growth across our geographies, the benefits from our Competitive Position Strengthening Program and improved margins on new and existing contracts.

When comparing 2006 and 2005, the decrease in adjusted EBIT of $27.2 million resulted mainly from the decrease in work volumes with BCE, partly offset by additional work from new and existing clients, savings yielded from the competitive position strengthening program initiated in March 2006, and improved profitability stemming from our U.S. operations.

BPS
In fiscal 2007, adjusted EBIT increased by $3.9 million, while as a percentage of revenue, our margin improved from 11.8% in 2006 to 12.9% in 2007. This increase was mainly driven by the profitability of new contracts, partly offset by the impact of a lower volume of claims processed in our insurance business.

When comparing 2006 and 2005, the adjusted EBIT decreased by $14.3 million, mainly due to the  sale of our electronic asset switching business during the first quarter of 2006, as well as the amortization and maintenance costs related to a business solution for the brokerage industry, which became commercially available at the beginning of fiscal 2006.

For each of the fiscal years 2007, 2006 and 2005, the decrease in corporate expenses as a percent of revenue was mainly due to on-going cost reduction initiatives to improve our competitiveness.

2007 annual report | CGI Group Inc. | 11

Earnings From Continuing Operations Before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes which is reported in accordance with Canadian GAAP:

Years ended September 30	2007	2006	2005	As a percentage of revenue 2007	As a percentage of revenue 2006	As a percentage of revenue 2005
(in '000 of dollars except for percentage)

Adjusted EBIT	407,813	310,336	346,145	11.0%	8.9%	9.4%
Restructuring costs related to specific items	(23,010)	(67,266)	-	-0.6%	-1.9%	0.0%
Interest on long-term debt	(41,818)	(43,291)	(24,014)	-1.1%	-1.2%	-0.7%
Other income, net	9,262	7,252	7,156	0.2%	0.2%	0.2%
Gain on sale of assets	700	10,475	-	0.0%	0.3%	0.0%
Gain on sale and earnings from an investment
in an entity subject to significant influence	-	-	4,537	0.0%	0.0%	0.1%
Non-controlling interest, net of income taxes	(251)	-		0.0%	0.0%	0.0%
Earnings from continuing operations before
income taxes	352,696	217,506	333,824	9.5%	6.3%	9.1%

Restructuring Costs Related to Specific Items
The Company recorded its final charge of $23.0 million related to its Competitive Position Strengthening Program in the first quarter of fiscal 2007.  Further details of the program are discussed on page 9 of the MD&A and in Note 14 to the consolidated financial statements.

Interest on Long-Term Debt
The decrease in interest expense in fiscal 2007 is a direct result of debt repayments. Interest expense includes interest paid on the debt used to finance the purchase of 100 million Class A subordinate shares from BCE in January 2006 for consideration of $866.0 million including related costs. The increase in 2006 over 2005 is directly related to the debt incurred to finance the purchase of these shares from BCE. Please refer to Note 8 to the consolidated financial statements for additional information on our outstanding debt obligations.

Other Income, Net
The majority of the increase over 2006 and 2005 relates to interest earned on research and development claims received in the year.

Gain on Sale of Assets
In fiscal 2006, we recorded a $10.5 million gain on the sale of our electronic switching assets.

Gain on Sale and Earnings from an Investment in an Entity Subject to Significant Influence
The 2005 gain in the sale of our interest in Nexxlink Technologies Inc. had yielded a pre-tax gain of $4.2 million.

Non-Controlling Interest
During the third quarter of 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements (please refer to page 9 of the MD&A for further details and Note 18 to the consolidated financial statements).

Income Taxes
Income taxes expense was $116.3 million for the year ended September 30, 2007. This represents a $45.3 million increase when compared to the fiscal 2006 expenses of $71.0 million. The increase is directly related to the increase in earnings before income tax during the period. The tax impact of the restructuring charges recorded during fiscal 2007 was $8.3 million. The income tax rate was 33.0% up from 32.6% last year as the 2006 rate was impacted by the revaluation of future income tax balances resulting from a statutory rate decrease in Canada starting in 2008 which was enacted on June 22, 2006.

When comparing fiscal 2006 and 2005, the reduction in income tax expense was primarily related to the impact of the restructuring charges recorded in fiscal 2006, while the reduction in the income tax rate of 1.6% was the result of the previously noted revaluation of future income tax balances enacted in 2006, recovery of unbooked prior years’ losses and the benefits arising from investments in subsidiaries.

12 | 2007 annual report | CGI Group Inc.

Net Earnings
The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

Years ended September 30	2007	2006	2005	Change 2007/2006	Change 2006/2005
(in '000 of dollars unless otherwise indicated)

Net earnings from continuing operations prior
to restructuring costs related to specific items	251,081	191,267	219,698	31.3%	-12.9%
Margin	6.8%	5.5%	6.0%
Restructuring costs related to specific items	23,010	67,266	-	-65.8%	-
Tax impact of restructuring costs related to
specific items	(8,331)	(22,532)	-	-63.0%	-
Net earnings from continuing operations	236,402	146,533	219,698	61.3%	-33.3%
Margin	6.4%	4.2%	6.0%
Net loss from discontinued operations	-	-	(3,210)
Net earnings	236,402	146,533	216,488	61.3%	-32.3%
Margin	6.4%	4.2%	5.9%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	329,016,756	362,783,618	439,349,210	-9.3%	-17.4%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	333,876,564	364,706,656	441,573,512	-8.5%	-17.4%
Basic earnings per share from continuing
operations prior to restructuring costs related
to specific items (in dollars)	0.76	0.53	0.50	44.0%	6.0%
Diluted earnings per share from continuing
operations prior to restructuring costs related
to specific items (in dollars)	0.75	0.52	0.50	44.6%	4.0%
Basic earnings per share (in dollars)	0.72	0.40	0.49	79.6%	-18.4%
Diluted earnings per share (in dollars)	0.71	0.40	0.49	77.0%	-18.4%

For the fiscal period ended September 30, 2007, net earnings from continuing operations increased by 61.3% ($89.9 million) over the prior year. The favourable variance in net earnings resulted mainly from our revenue growth in IT services and the benefits realized from our competitive position strengthening program completed in the first quarter of 2007.

When comparing 2006 to 2005, net earnings from continuing operations decreased by $73.2 million or 33.3%. This decline was primarily caused by the restructuring costs incurred in fiscal 2006 as part of our Competitive Position Strengthening Program taken in response to a reduction in work volumes with BCE.

CGI’s basic and diluted weighted average number of shares outstanding at the end of the 2007 was down by 9.3% and 8.5% respectively compared with 2006, due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, the repurchase of 100 million Class A subordinate shares from BCE in January 2006, and partly offset by the issuance of shares upon the exercise of stock options.

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, cash and cash equivalents were $88.9 million for 2007 compared to $115.7 million in 2006. The following table illustrates the main activities for the last three fiscal years.

				Change	Change
Years ended September 30	2007	2006	2005	2007/2006	2006/2005
(in '000 of dollars)
Cash provided by continuing operating activities	550,169	305,596	480,709	244,573	(175,113)
Cash used in continuing investing activities	(156,640)	(135,392)	(106,277)	(21,248)	(29,115)
Cash used in continuing financing activities	(416,793)	(294,080)	(329,188)	(122,713)	35,108
Effect of foreign exchange rate changes on cash and
cash equivalents	(3,586)	(854)	(6,167)	(2,732)	5,313
Net (decrease) increase in cash and cash equivalents from continuing operations	(26,850)	(124,730)	39,077	97,880	(163,807)

 2007 annual report | CGI Group Inc. | 13

Cash Provided by Operating Activities
Cash provided by continuing operating activities was $550.2 million or 14.8% of revenue for 2007, compared with $305.6 million last year. The year-over-year increase of $244.6 million resulted from improved profitability along with improvements to our working capital incorporating an eight day improvement in our days sales outstanding (“DSO”) along with the timing of income tax installments and payments for employee compensation partly offset by certain payments made to third party vendors.

When comparing 2006 versus 2005, the decline in cash provided by continuing operating activities resulted mainly from lower earnings from operations as discussed above and the timing of large client payments which were partially offset by lower integration payments related to acquisitions.

Cash Used in Investing Activities
During 2007, a total of $156.6 million was invested, an increase of $21.2 million compared with the $135.4 million last year. The investments were primarily in the development of business solutions, software licenses, contract costs, capital assets as well as our acquisition of Codesic.

Investments in finite-life intangibles and other long-term assets were $66.3 million in 2007 compared to $68.0 million in 2006. These investments were primarily comprised of business solutions of $37.3 million and software licenses of $14.5 million which were purchased as part of the outsourcing services provided to our clients.  The amounts are comparable to the investments made in 2006.

The $53.3 million invested in capital assets was $12.2 million higher than in 2006 due mainly to the purchase of computer equipment to support our contracts.  Computer equipment additions were $32.7 million as compared to $14.5 million in 2006 as we purchased certain computer equipment that would have previously been financed by operating leases as the combination of income tax and interest rates made their financing less attractive.  Leasehold improvement additions were $16.7 million for 2007 which are lower than 2006 by $3.3 million.  During the year, we continued to invest in our facilities primarily in our India and U.S. offices.

In fiscal 2007, we spent $17.3 million in business acquisitions predominately for the initial installment of Codesic. This compares to 2006 when $25.6 million was disbursed mainly relating to Plaut Consulting SAS and Pangaea Systems Inc.  In fiscal 2005, $66.2 million was disbursed when we acquired AGTI Consulting Services Inc., MPI Professionals and Silver Oak Partners Inc.

Research expenses were $35.7 million as compared to $27.9 million for 2006 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending, both capitalized and expensed, was $73.1 million compared with $68.9 million last year.

The investment of $24.2 million in contract costs was mainly related to transition costs for new outsourcing contracts.  The investment is comparable to the prior years’ investment levels.

The $30.1 million in proceeds from sale of assets and businesses in fiscal 2006 mainly pertains to the disposal of our electronic switching assets.

Cash Used in Financing Activities
In 2007, financing activities consumed $416.8 million. This includes repayments of $353.6 million on our credit facilities further reducing our net debt to capitalization ratio to 16.8%. As well, we purchased $128.5 million in CGI stock under the current and previous Normal Course Issuer Bid,  while the issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

In fiscal 2006, financing activities consumed $294.1 million.  We repurchased $926.1 million of our shares which included consideration and related costs of $866.0 million for the repurchase of 100 million Class A subordinate shares from BCE.  This repurchase was partially financed through $738.6 million from our credit facilities.  In addition, $60.1 million was used to repurchase shares under the Normal Course Issuer Bid program .  During the year, we repaid $172.0 million of our debt. Additionally, we generated proceeds from the issuance of shares of $58.0 million mainly from the exercise of warrants by Desjardins, BCE, and the majority shareholders.  Since June 30, 2006, the Company has had no warrants outstanding.

14 | 2007 annual report | CGI Group Inc.

Contractual Obligations
		Payments Due by Period
		Less than 1	2nd and 3rd	4th and 5th	Years	After
Commitment Type	Total	year	years	years	6 to 10	10 years
(in '000 of dollars)
Long-term debt	464,547	7,396	88,090	349,434	19,627	-
Capital lease obligations	8,644	2,419	4,543	1,682	-	-
Operating leases
Rental of office space[1]	933,304	120,390	214,639	151,029	278,422	168,824
Computer equipment and other	114,019	66,522	41,857	4,408	1,232	-
Automobiles	5,244	2,308	2,536	400	-	-
Long-term service agreements[1]	140,738	33,459	74,088	26,523	6,668	-
Total contractual obligations	1,666,496	232,494	425,753	533,476	305,949	168,824

1: Included in these obligations are $41.6 million of office space leases from past acquisitions and $1.2 million of long-term service agreements which are recorded in accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,666.5 million.  In 2007, total contractual obligations decreased by $551.2 million, due to our repayments of long-term debt and rent payments made in the normal course of our operations.

In addition, following changes to the shareholders’ agreement of CIA, CGI was committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011.  As of September 30, 2007, 35.3% of shares of CIA remain to be purchased.  The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

Capital Resources
	Total commitment	Available at September 30, 2007	Outstanding at September 30, 2007
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	88,879	-
Unsecured committed revolving facilities [1]	1,500,000	1,219,542	280,458	[2]
Lines of credit and other facilities [1]	25,000	25,000	-
Total	1,525,000	1,333,421	280,458	[2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $265.0 million and Letters of Credit for $15.5 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2007, cash and cash equivalents were $88.9 million, none of which were in asset backed commercial paper products. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months.

The $1.5 billion credit facility is composed of a $1.3 billion Canadian revolving facility and US$200 million revolving facility.  Upon our request, the amount of the revolving facilities could be apportioned differently.  The Canadian revolving facility is available in Canadian dollars, by way of Prime Rate Loans or the issuance of Banker’s Acceptance, in U.S. dollars by way of U.S. Base Rate Loans or Libor Loans and in sterling and euros, by way of Libor Loans and by way of issuance of Letters of Credit. The U.S. revolving facility is available in U.S. dollars by way of U.S. Prime Rate Loans or Libor Loans, in sterling and euros, by way of Libor Loans and by way of issuance of Letters of Credit.

The revolving period of the credit facilities is five years and could be extended annually.  The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million.  The increase is only subject to obtaining additional commitment from the bank group or from other participants.  The facility contains covenants that require the Company to maintain a leverage ratio, an interest and rent coverage ratio and a minimum net worth.  The renegotiation of these ratios of the facility has increased the flexibility of the Company to complete large acquisitions.  At September 30, 2007, CGI was in compliance with the covenants of its long-term debt.

At September 30, 2007, the amount available under the credit facility amounted to $1,219.5 million with $25 million available under another demand line of credit.

As of September 30, 2007, the facility was bearing interest at Banker’s Acceptance (B.A.) plus 0.625%.  The interest on the facility is subject to the leverage ratio and goes from B.A. or Libor plus 0.625% to B.A. or Libor plus 1.35%.  The unused portion of the facility is subject to a stand-by fee of 0.10% as of September 30, 2007, and could increase up to 0.35% depending of the leverage ratio.

2007 annual report | CGI Group Inc. | 15

Total long-term debt decreased by $340.1 million to $473.2 million at September 30, 2007, compared with $813.3 million at September 30, 2006. The variation resulted primarily from the net reimbursement of $323.5 million of our credit facility and the impact from the fluctuations of foreign currencies against the Canadian dollar.

Annually, our Board of Directors evaluates whether or not to pay a dividend, as well as whether to renew the share repurchase program. In fiscal 2007, we did not pay a dividend.

Selected Measures of Liquidity and Capital Resources
	As at	As at	As at
	September 30,	September 30,	September 30,
	2007	2006	2005

Net debt to capitalization ratio	16.8%	27.2%	0.3%
Days sales outstanding (in days)	44	52	48
Return on invested capital [1]	11.1%	6.6%	8.7%

1:
 The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased to 16.8% due to debt reduction efforts throughout fiscal 2007.

DSO decreased by eight days to 44 when compared with last year, mainly due to the timing of payments from our large clients and our continued focus on cash management. In calculating DSOs, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital for the 12 months ending September 30, 2007, was 11.1% up from 6.6% last year. This was mainly driven by the benefits resulting from the restructuring program which lowered our cost base and improved profitability.  The decline of 2.1% when comparing 2006 versus 2005, is due to restructuring charges and the reduction in work levels from BCE.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure of approximately $65.0 million in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2007. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

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

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2007, we had committed for a total of $71.8 million for these types of bonds. To the best of our knowledge, we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at September 30, 2007, the Company has also entered into agreements for a total of $4.2 million that include indemnities in favour of third parties, mostly tax indemnities.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

16 | 2007 annual report | CGI Group Inc.

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

Related Party Transactions
As a result of the Company’s repurchase of its shares in fiscal 2006, BCE no longer held its significant influence over CGI’s operating, financing, and investing activities. Please refer to Note 23 to the consolidated financial statements for details of the 2005 transaction history with BCE.

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost

Years ended September 30	2007	2006	2005
(in '000 of dollars)
Revenue	120,010	100,994	102,699
Accounts receivable	9,310	9,490	4,112
Work in progress	3,648	1,528	1,290
Prepaid expenses and other current assets	-	-	2,019
Contract costs	13,746	16,239	17,301
Accounts payable and accrued liabilities	-	147	1,254
Deferred revenue	1,868	509	-

Fourth Quarter Results
The fourth quarter of CGI’s fiscal 2007 was focused on generating revenue growth mainly through the signing of contracts and extensions with new and existing clients. Having fully annualized the benefits of our competitive position strengthening program, we have also continued our commitment to more efficiently manage our operations thus improving our overall profitability.

Revenue Variation and Revenue by LOB
The following table provides a summary of our revenue growth, in total and by LOB, separately showing the impacts of foreign currency variations between 2007 and 2006.  The 2006 revenue by LOB is recorded reflecting the actual foreign exchange rates for the year.

For the 3 months ended September 30	2007	2006	Change
(in '000 of dollars except for percentage)

Revenue	922,846	845,820	9.1%
Variation prior to foreign currency impact	11.3%	-4.0%
Foreign currency impact	-2.2%	-2.5%
Variation over previous year	9.1%	-6.5%

IT services revenue prior to foreign
currency impact	827,426	735,129	12.5%
Foreign currency impact	(15,760)	-	-2.1%
IT services revenue	811,666	735,129	10.4%

BPS revenue prior to foreign
currency impact	113,824	110,691	2.8%
Foreign currency impact	(2,644)	-	-2.4%
BPS revenue	111,180	110,691	0.4%
Revenue	922,846	845,820	9.1%

2007 annual report | CGI Group Inc. | 17

For the fourth quarter of 2007, revenue was $922.8 million representing 11.3% growth on a constant currency basis.  The impact of foreign currency was -2.2% primarily due to unfavourable U.S. dollar fluctuations.   From a client perspective, revenue growth on a constant currency basis was 12% for Canada, 11% for the U.S. and 7% for Europe and Asia.

In the fourth quarter of 2007, on a constant currency basis, revenue in IT services increased by $92.3 million or 12.5% versus the same quarter in the prior year. This was mainly due to higher work volumes from BCE, revenue associated with a license sale for our oil and gas clients in Western Canada, as well as growth from new and existing clients across all geographies and targeted verticals.

BPS revenue increased in the quarter by $3.1 million or 2.8% on a constant currency basis, mainly driven by new contracts with existing clients in our U.S. healthcare sector and document management services. These increases were partially offset by lower claim processing revenue from our insurance business.

Adjusted EBIT by LOB

For the 3 months ended September 30	2007	2006	Change
(in '000 of dollars except for percentage)

IT services	99,020	93,130	6.3%
As a percentage of IT services revenue	12.2%	12.7%
BPS	16,021	16,483	-2.8%
As a percentage of BPS services revenue	14.4%	14.9%
Corporate	(13,515)	(18,492)	-26.9%
As a percentage of revenue	-1.5%	-2.2%
Adjusted EBIT	101,526	91,121	11.4%
Margin	11.0%	10.8%

Adjusted EBIT for IT services increased by $5.9 million in the fourth quarter of 2007 when compared to the same quarter last year, while the margin decreased from 12.7% to 12.2%. The variance in adjusted EBIT margin is mainly due to the impact from last year’s sale of a business solution license.

In our BPS LOB, the decrease of $0.5 million in adjusted EBIT is the result of continued volume reductions in our insurance business, partly offset by more business outside of this sector.

For the quarter ended September 30, 2007, the decrease in corporate expenses reflects our ongoing commitment to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

Net Earnings

For the three months ended September 30	2007	2006	Change
(in '000 of dollars except for percentage)

Adjusted EBIT	101,526	91,121	11.4%
Margin	11.0%	10.8%
Restructuring costs related to specific items	-	20,931	-
Interest on long-term debt	8,330	13,439	-38.0%
Other income, net	(3,429)	(1,448)	136.8%
Gain on sale of assets	(700)	-	-
Non-controlling interest, net of income taxes	198	-	-

Earnings before income taxes	97,127	58,199	66.9%
Income taxes	31,550	18,667	69.0%
Tax Rate	32.5%	32.1%
Net earnings	65,577	39,532	65.9%
Margin	7.1%	4.7%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	327,727,002	336,941,173	-2.7%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	334,520,373	337,497,214	-0.9%
Basic earnings per share (in dollars)	0.20	0.12	70.5%
Diluted earnings per share (in dollars)	0.20	0.12	67.4%

18 | 2007 annual report | CGI Group Inc.

Earnings from operations before income taxes have increased mainly as a result of our growth and the benefits of our Competitive Position Strengthening Program. These benefits have contributed to a stronger adjusted EBIT margin, increasing from 10.8% in the fourth quarter of 2006 to 11.0% in the fourth quarter of 2007. Furthermore, interest expense decreased as we continue to pay down our long-term debt.

The variance in other income, net relates to interest earned on research and development claims received during the quarter.

The increase in income taxes of $12.9 million over prior year is due to the improved adjusted EBIT margin and the $20.9 million of restructuring costs incurred in the same period last year.

During the fourth quarter of 2007, the Company repurchased 5,646,900 of its Class A subordinate shares for $62,640,184 at an average price  of $11.09.

Summary of Quarterly Results
	2007				2006
Quarterly results	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Backlog (in millions of dollars)	12,042	12,165	12,254	12,555	12,722	13,303	13,686	12,901
Bookings (in millions of dollars)	841	807	859	769	462	787	1,746	1,002
Revenue
Revenue (in '000 of dollars)	922,846	933,318	951,342	904,060	845,820	866,504	866,836	898,463
Year-over-year revenue growth prior to
foreign currency impact	11.3%	8.0%	8.3%	1.2%	-4.0%	-3.4%	-2.4%	-1.3%
Cost of services, selling and administrative expenses	767,781	788,767	805,519	764,038	713,573	746,395	759,706	776,847
Margin	83.2%	84.5%	84.7%	84.5%	84.4%	86.1%	87.6%	86.5%
Profitability
Net earnings prior to restructuring costs related to
specific items (in '000 of dollars)	65,577	64,433	62,711	58,361	53,145	46,392	34,822	56,908
Margin	7.1%	6.9%	6.6%	6.5%	6.3%	5.4%	4.0%	6.3%
Basic EPS prior to restructuring costs related to
specific items (in dollars)	0.20	0.20	0.19	0.18	0.16	0.14	0.10	0.13
Diluted EPS prior to restructuring costs related to
specific items (in dollars)	0.20	0.19	0.19	0.18	0.16	0.14	0.10	0.13
Net earnings (in '000 of dollars)	65,577	64,433	62,711	43,681	39,532	35,944	14,149	56,908
Margin	7.1%	6.9%	6.6%	4.8%	4.7%	4.1%	1.6%	6.3%
Basic EPS (in dollars)	0.20	0.20	0.19	0.13	0.12	0.11	0.04	0.13
Diluted EPS (in dollars)	0.20	0.19	0.19	0.13	0.12	0.11	0.04	0.13
Weighted average number of Class A subordinate
shares and Class B shares - Basic (in '000)	327,727	328,831	329,057	330,451	336,941	338,714	344,825	430,487
Weighted average number of Class A subordinate
shares and Class B shares - Diluted (in '000)	334,520	335,529	332,898	331,589	337,497	339,565	349,345	434,156

On a constant currency basis, our revenue grew in each quarter throughout fiscal 2007, with the strongest year-over-year growth seen in the fourth quarter at 11.3%.

As a result of the benefits delivered by the Competitive Position Strengthening Program, net earnings prior to restructuring costs relating to specific items margin improved from 6.3% in the fourth quarter of 2006 to 7.1% in the latest quarter.

Since September 30, 2005, the number of shares outstanding has decreased significantly.  In 2007, we repurchased 12,339,400 shares of CGI on the open market offset by the issuance of 5,544,830 shares related to the exercise of options.  In the second quarter of 2006, we repurchased and cancelled 100 million shares from BCE.  As well, in the third quarter of 2006, warrants were exercised by Desjardins, BCE, and the majority shareholders which resulted in the issuance of 7,567,227 shares. As a result, throughout fiscal 2007 the number of outstanding shares has decreased compared to the prior year.

2007 annual report | CGI Group Inc. | 19

Quarterly Variances
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies
The annual audited consolidated financial statements for the years ended September 30, 2007, 2006, and 2005 include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the current year presentation.

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2007 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

	Consolidated Balance Sheets	Consolidated Statements of Earnings
Areas Impacted by Estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Restructuring costs related to specific items	Income taxes

Allowance for doubtful accounts	X		X
Goodwill	X			X
Income taxes	X					X
Accounts payable and accrued liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock based compensation costs	X		X
Contract costs	X	X		X
Investment tax credits and government assistance	X		X
Impairment of long-lived assets	X			X
Restructuring costs related to specific items	X				X
1: Accounts receivable, work in progress and deferred revenue.

20 | 2007 annual report | CGI Group Inc.

Allowance for doubtful accounts
The allowance for doubtful accounts is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill
Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

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

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

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

Revenue recognition
The determination of revenue and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Stock based compensation costs
CGI accounts for its stock option plan in accordance with section 3870 of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using a Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

2007 annual report | CGI Group Inc. | 21

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

Investment tax credits and government assistance
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

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

Restructuring costs related to specific items
The Company announced in the second quarter of fiscal 2006 a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated largely because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge was comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges required management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

22 | 2007 annual report | CGI Group Inc.

Changes in Accounting Policies
The Company adopted the following new Handbook sections issued by the CICA which were effective for interim periods beginning on or after October 1, 2006, none of which had a significant effect on the consolidated financial statements:

a)
Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values.  All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value.

The Company has made the following classifications:

•	Cash and cash equivalents and deferred compensation assets and obligations are classified as held for trading and are measured at fair value. Changes in fair value are recorded in net earnings.
•	Accounts receivable, work in progress and funds held for clients are classified as loans and receivables and recorded at amortized cost.
•
Accounts payable and accrued liabilities, accrued compensation, integration charges, long-term debt, asset retirement obligations, revolving credit facility and clients’ funds obligations are classified as other liabilities and measured at amortized cost.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities.  Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.  As a result of the new policy, such costs previously reported as deferred financing fees have been reclassified against long-term debt and adjusted by a credit, net of related income taxes, to retained earnings to reflect the utilization of the effective interest method instead of the straight-line method previously applied.  The amount of the adjustment was not significant.

b)
Section 3861, “Financial Instruments – Disclosure and Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

c)
Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. As a result of the adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

d)
Section 3865, “Hedges”, describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

Future Accounting Changes
The CICA has issued the following new Handbook sections:

a)
Section 3862, “Financial Instruments — Disclosures”, effective for interim periods beginning on or after October 1, 2007. This section describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” will replace Section 3861, “Financial Instruments – Disclosure and Presentation.”

b)
Section 3863, “Financial Instruments — Presentation”, effective for interim periods beginning on or after October 1, 2007. This section establishes standards for presentation of the financial instruments and non-financial derivatives.

c)
Section 1535, “Capital disclosures”, effective for interim periods beginning on or after October 1, 2007. This section establishes                           standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The Company assessed that the impact of these standards will not be significant as they related to note disclosure.

2007 annual report | CGI Group Inc. | 23

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts, such as foreign currency denominated debt, to hedge its net investment in foreign subsidiaries. Foreign exchange translation gains or losses on the net investment are recorded under foreign currency translation adjustment. Any realized or unrealized gains or losses on instruments covering the net investment are also recognized in the foreign currency translation adjustment.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts– We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five verticals we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts– As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and eighteen months, which now are between twelve and twenty-four months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals– There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends– We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted verticals; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others– We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

24 | 2007 annual report | CGI Group Inc.

Protecting our intellectual property rights– Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection, and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions taken by CGI allows CGI to enforce its intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations– The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations– We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients– The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at September 30, 2007, almost all of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions– The company has only one client representing more than 10% of total revenue.

Early termination risk– If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables– We generate a significant portion of our revenue (11.6% in the fiscal year) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Short-term, project-related contract risks– CGI derives a portion of its revenue from shorter-term, project-oriented contracts. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

2007 annual report | CGI Group Inc. | 25

Guarantees risk– In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk– A change of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk– Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work– We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy– A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

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

Risks Related to the Market
Economic risk– An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

26 | 2007 annual report | CGI Group Inc.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy as part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence thereof, the review of the terms of their engagement  as well as carrying on ongoing discussions with them, e) the review of the audit procedures, f) the review of related party transactions; and g) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2007. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting, were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at September 30, 2007, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

2007 annual report | CGI Group Inc. | 27

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.

By: /s/ André Imbeau
Date: December 21, 2007	Name: André Imbeau
Title: Founder, Executive Vice-Chairman and Corporate Secretary

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP
99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.