Form 40-F
period 2009-09-30
CGI GROUP INC
filed 2009-12-18
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________

FORM 40-F
(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 267,278,110 Class A Subordinate Shares, 33,608,159 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes____     82-____    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒  No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files).   Yes         No____

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2009.  Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Robert Chevrier, Richard B. Evans and Gerald T. Squire.

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

Fees Paid to External Auditors

During the years ended September 30, 2009 and September 30, 2008, CGI paid the following fees to its external auditors:

	Fees paid
Service retained	2009	2008
Audit fees	$3,152,914	$3,786,221
Audit related fees (a)	$2,676,048	$2,823,827
Tax fees (b)	$173,697	$617,221
All other fees	-	-
Total fees paid	$6,020,569	$7,227,269

(a)
The audit related fees paid to the external auditors for the years ended September 30, 2009 and September 30, 2008 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.

(b)
The tax fees paid to the external auditors for the years ended September 30, 2009 and September 30, 2008 were in relation to tax research and interpretation, support activities related to tax audit, and preparation of personal tax returns, principally on behalf of expatriates.  None of the persons for whom tax returns were prepared were officers of the Company.

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

Corporate Governance Practices

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

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

Tabular Presentation of Contractual Obligations

As of September 30, 2009, the Registrant’s known contractual obligations were as follows:

	Payment due by period
Contractual Obligations (in ‘000 of Canadian dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-Term Debt Obligations	245,983	4,642	220,131	21,210	-
Capital (Finance) Lease Obligations	37,147	13,060	19,652	4,435	-
Operating Lease Obligations(1)	832,113	140,755	194,851	134,541	361,966
Purchase Obligations	177,801	100,586	59,287	15,775	2,153
Total	1,293,044	259,043	493,921	175,961	364,119
(1) Included in these obligations are $13.2 million of office space leases from past acquisitions.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2009

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2009

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended
September 30, 2009

December 9, 2009

TABLE OF CONTENTS

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK	1

Corporate Structure	1
Subsidiaries	1
Capital Structure	1
Stock Splits	2
Market for Securities, Trading Price and Volume	2
Normal Course Issuer Bid and Share Repurchases	2

CORPORATE GOVERNANCE	2

Board and Standing Committee Charters and Codes of Ethics	2
Audit Committee Information	3
Directors and Officers	3
Directors	3
Officers	3
Ownership of Securities on the Part of Directors and Officers	4

DESCRIPTION OF CGI’S BUSINESS	4

Mission and Vision	4
Business Structure	4
Services Offered by CGI	5
Management of IT and business functions (“outsourcing”)	5
Consulting and Systems Integration	5
Markets for CGI’s services	5
Client Base	5
Human Resources	6
CGI Offices and Global Delivery Model	6
Commercial Alliances	6
Quality Processes	6
The Information Technology Services Industry	7
Size, Structure and Recent Developments	7
Industry Trends and Outlook	7
CGI’s Growth and Positioning Strategy	7
Significant developments of the most recent three fiscal years	8
Key Performance Measures	8
Fiscal Year ended September 30, 2009	9
Fiscal Year ended September 30, 2008	12
Fiscal Year ended September 30, 2007	14

FORWARD LOOKING INFORMATION AND RISK FACTORS	16

Forward-Looking Information	16
Risk Factors	17
Risks Related to the Market	17
Economic risk	17
Risks Related to our Industry	17
The competition for contracts	17
The length of the sales cycle for major outsourcing contracts	18
The availability and retention of qualified IT professionals	18
The ability to develop and expand service offerings	18
Infringing on the intellectual property rights of others	18
Benchmarking provisions within certain contracts	18
Protecting our intellectual property rights	18
Risks Related to our Business	19
Business mix variations	19
The financial and operational risks inherent in worldwide operations	19
Credit risk with respect to accounts receivable	19
Material developments regarding major commercial clients	19
Early termination risk	20
Cost estimation risks	20
Our partners’ ability to deliver on their commitments	20
Guarantees risk	20

i

Risk related to human resources utilization rates	20
Government business risk	21
Legal claims made against our work	21
Information and infrastructure risks	21
Risk of harm to our reputation	21
Risks associated with acquisitions	22
Risks associated with the integration of new operations	22
Liquidity and funding risks	22

LEGAL PROCEEDINGS	22

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	23

TRANSFER AGENT AND REGISTRAR	23

AUDITORS	23

ADDITIONAL INFORMATION	23

APPENDIX A	25

Fundamental Texts	25

ii

This Annual Information Form is dated December 9, 2009 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2009, the end of CGI’s most recently completed fiscal year.  All dollar amounts are in Canadian dollars, unless otherwise stated.

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

Subsidiaries

The following is a list of the subsidiaries of CGI (i) whose total assets represent more than 10% of CGI’s consolidated assets as at September 30, 2009, or (ii) whose sales and operating revenues represent more than 10% of CGI’s consolidated sales and operating revenues for the year ended September 30, 2009.

Name	Jurisdiction of Incorporation	Percentage of Ownership

CGI Information Systems and Management Consultants Inc.	Canada	100%

Conseillers en gestion et informatique CGI inc.	Quebec	100%

CGI Technologies and Solutions Inc.	Delaware	100%

CGI  has at least one wholly-owned subsidiary in 15 of the 16 countries in which we do business, and each operating subsidiary operates under the CGI brand.  In addition, CGI owns a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 9, 2009, 260,047,689 Class A subordinate voting shares and 33,608,159 Class B shares, were issued and outstanding.  These shares represent respectively 43.6% and 56.4% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares.  Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, and an unlimited number of Second Preferred Shares (“Second Preferred Shares”), also issuable in series.  As of December 9, 2009 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares” on page 3, and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 9, 2009 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 9, 2009, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB.  A total of 284,521,884 Class A subordinate voting shares were traded on the Toronto Stock Exchange during the year ended September 30, 2009 as follows:

Month	High(a) ($)	Low(a) ($)	Volume

October 2008	9.96	8.30	35,699,091

November 2008	10.40	8.62	25,783,552

December 2008	9.87	8.46	28,736,533

January 2009	10.34	8.90	22,405,315

February 2009	10.38	8.92	34,835,918

March 2009	10.71	8.64	22,785,406

April 2009	11.19	9.98	22,069,629

May 2009	11.21	9.93	23,861,468

June 2009	10.68	10.10	17,647,354

July 2009	11.14	9.62	18,011,603

August 2009	11.47	10.71	12,075,849

September 2009	13.30	11.23	20,610,166

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 27, 2009, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares during the next year.  See Significant developments of the most recent three fiscal years – Fiscal Year ended September 30, 2009 – Significant Developments later in this document.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 39 and the disclosure under the heading Report of the Audit and Risk Management Committee on page 48 and following of CGI’s Management Proxy Circular dated December 9, 2009 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 8 to 15, and the table on board of directors committee membership on page 37 of CGI’s Management Proxy Circular dated December 9, 2009 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Officers

The following table states the names of CGI’s senior officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
R. David Anderson Montreal, Quebec Canada	Executive Vice-President and Chief Financial Officer
François Boulanger Brossard, Quebec Canada	Senior Vice-President and Corporate Controller
André J. Bourque Outremont, Quebec Canada	Executive Vice-President and Chief Legal Officer
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
André Imbeau Beloeil, Quebec Canada	Founder, Executive Vice-Chairman of the Board and Corporate Secretary
Donna S. Morea Falls Church, Virginia USA	President, U.S., Europe and Asia
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President, Chief Technology and Quality Officer
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer

Name and place of residence	Principal occupation
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
Claude Séguin Montreal, Quebec Canada	Senior Vice-President, Corporate Development and Strategic Investments

All of the above-mentioned persons have held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on page 6 of CGI’s Management Proxy Circular dated December 9, 2009 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

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

CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix A and are posted on the Company’s web site at www.cgi.com.

Business Structure

The Company’s activities are divided in the following segments: Canada, US and India (“U.S.”), and Europe and Asia Pacific (“Europe”).

The following table shows the revenues for each of the segments in 2009 and 2008 as well as the related foreign currency impacts:

	(In ‘000 of dollars)
Segment	2009	2008
Canada Before foreign currency impact Foreign currency impact Canada revenue	$2,172,441 $7,218 $2,179,659	$2,335,566 - $2,335,566
US Before foreign currency impact Foreign currency impact U.S. and India revenue	$1,178,329 $183,458 $1,361,787	$1,086,513 - $1,086,513
Europe Before foreign currency impact Foreign currency impact Europe and Asia Pacific revenue	285,047 ($1,332) $283,715	$283,784 - $283,784
Total	$3,825,161	$3,705,863

Services Offered by CGI

CGI provides end-to-end IT services and BPS to clients worldwide, utilizing a highly customized, cost efficient delivery model.  The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India.

In addition we have a unique solutions portfolio of more than 50 solutions that contribute value to our application services offering, including the following:

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

Management of IT and business functions (“outsourcing”)

Clients contract entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations.  We also integrate clients’ operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling our clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Consulting and Systems Integration

CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

Markets for CGI’s Services

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to provide them with solutions that help them achieve their business goals. Our targeted verticals include: a) government and healthcare — helping organizations improve the performance of mission-critical functions through the innovative use of information technology; b) financial services — helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations; c) telecommunications and utilities — helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution — establishing flexible and customer-centered operating models that help clients lower costs and increase profitability; and e) manufacturing — helping clients leverage information technology to better manage the entire product lifecycle.

Client Base

CGI works with large and medium sized businesses in the private and public sectors worldwide.  The Company’s clientele is well balanced in terms of quality, quantity, stability and diversity.

Human Resources

As of December 9, 2009, CGI has approximately 26,000 professionals.  In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had a member share purchase plan in place for several years.  From the beginning, the Company has had a Profit Participation Plan which, from 1990 onwards, has been based on the performance of its business units and overall corporate results.

CGI Offices and Global Delivery Model

CGI and its affiliated companies operate in more than 100 offices.  Approximately 5,000 members representing some 20% of CGI’s global workforce serve the Company’s clients from 14 delivery centers located in Canada (Montreal, Ottawa, Quebec City, Sherbrooke, Atlantic Canada and Toronto), the U.S. (South-Western Virginia, Phoenix and Alabama), Europe (Spain, Poland) and India (Bangalore, Hyderabad and Mumbai). These delivery centers enable CGI to provide its clients with the right mix of onshore, nearshore and offshore IT services that best suits their business needs.

CGI’s delivery centers and its main offices are listed on page 21 of the business booklet of CGI’s Annual Report for fiscal 2009 entitled Strong Fundamentals Generate Great Opportunities which information is incorporated by reference.  The 2009 Annual Report was filed with Canadian securities regulatory authorities and is available at www.sedar.com and on CGI’s web site at www.cgi.com.  A copy of the business booklet and of the financial booklet of the 2009 Annual Report will be provided promptly to shareholders upon request.

With the exception of one property, CGI’s offices are located in rented premises.

Commercial Alliances

CGI currently has commercial alliance agreements with various business partners.  These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with high quality technology, often on advantageous commercial terms.  CGI’s business partners include prominent hardware and software providers.

Quality Processes

CGI’s ISO 9001 certified operations that are reflected in its management frameworks ensure that its clients’ objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet objectives.  These processes ensure that clients’ requirements drive CGI’s solutions.  Clients are constantly kept informed; their degree of satisfaction is regularly measured and part of the incentive remuneration of CGI managers is linked to the results.

In 1993, the Company began working towards obtaining ISO 9001 certification for the portion of its operations covered by its Project Management Framework.  CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects.  Since 1995, CGI has expanded the ISO 9001 certification throughout its Canadian, U.S. and international offices as well as its corporate headquarters.  Over the past several years, in the context of CGI’s high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

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

According to IDC’s research conducted in 2009, the potential business opportunity for information technology outsourcing was estimated to be US$519 billion in the U.S., US$552 billion in Europe and US$49 billion in Canada.  These numbers exclude the value of services already outsourced and indicate a large untapped potential market.

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

CGI benefits from a highly flexible global delivery model (see the heading CGI Offices and Global Delivery Model earlier in this document) providing clients with high quality services on competitive terms, while protecting CGI’s margins.

CGI’s client base is principally grouped within five industry vertical markets (see the heading Markets for CGI’s services earlier in this document).  In order to develop services adapted to the specific needs of each market, the Company’s professionals are grouped according to targeted client segments, which provide the Company with a deeper understanding of the trends specific to each industry, as well as a better understanding of the clients’ competitive and technological challenges.  This market expertise is a key factor in the Company’s ability to develop comprehensive business solutions.

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

Significant Developments of the Most Recent Three Fiscal Years

Key Performance Measures

We use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The table below summarizes our most relevant key performance measures:

Profitability	•
Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations.  We define adjusted EBIT as earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes.  Management believes this best reflects the profitability of our operations.

	•	Diluted earnings per share from continuing operations – is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	•
Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day Company target.

Growth	•
Constant currency growth – is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of changes to better understand trends in the business.

	•	Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•
Book-to-Bill ratio – is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	•	Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses investment funds to generate earnings growth.

	•	Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

Fiscal Year ended September 30, 2009

Significant Developments

Recent economic events have underscored the need to focus on the fundamentals – delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channeling business development efforts to achieve our profitable growth strategy. CGI’s discipline in adhering to these fundamentals has allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients’ need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama, U.S.A. We also leveraged the economic downturn by presenting a service portfolio – Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses, and workforce reductions.

Highlights for the year were:

•	Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;

•	Revenue of $3.8 billion, an increase of 3.2% year-over-year;

•	The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;

•	Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;

•	Both basic and diluted earnings per share from continuing operations grew more than 9.6% compared to fiscal 2008;

•	DSO improved to 39 days from 50 days a year ago;

•	Generated

•	Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

As part of its build and buy strategy, the Company's strategic expansion plans call for its profitable growth targets to be evenly split between acquisition and organic growth. Using our investment criteria, the Company reviewed several acquisition opportunities in fiscal 2009, but ultimately chose not to proceed because of timing, alignment or price considerations.

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 106% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $4.1 billion in bookings signed during the year, 52% came from new business, while 48% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 46% and 41% of total bookings, respectively. From a geographical perspective, the US made up 58% of total bookings, followed by Canada at 33% and Europe at 9%.

Significant Bookings in the Year

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. Due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client, the values initially booked may change over time. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue, it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Announcement Date	Client	Duration	Value

October 14, 2008	Federal Communications Commission	10 years	US$25 million

Federal Communications Commission selected CGI as the prime contractor to provide its Momentum® financial management software and Financial Management Line of Business hosting solution as a part of the agency’s Core Financial System Replacement initiative.

October 20, 2008	North Carolina Department of Revenue	Three years	US$55.3 million

CGI will help improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf  products configured specifically for the Department of Revenue’s needs.

Announcement Date	Client	Duration	Value

March 10, 2009	Cigna	Multi-year	US$35 million per year

CGI will assume responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance.

March 17, 2009	Centers for Medicare & Medicaid Services	Five and one-half years	US$135 million

CGI was awarded the Medicare Advantage & Part D Maintenance and Enhancement Services contract for updating and enhancing the system’s performance and scalability.

March 25, 2009	Foresters	10 years	$182 million

CGI will deliver IT application maintenance and development services from its centres of excellence in Toronto, Halifax and Bangalore while IT infrastructure services including data centre mainframe, voice communications, IT help desk and distributed computing services will be delivered from its centres in Ontario.

April 7, 2009	General Services Administration	Five years	US$43 million

CGI will update the agency’s legacy billing and accounts receivable modules. Full life cycle services and infrastructure hosting are included in this contract.

April 8, 2009	Environmental Protection Agency	Three years	US$67 million

CGI has been selected by the U.S. Environmental Protection Agency to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to EPA on the national Environmental Information Exchange Network.

April 17, 2009	State of Louisiana	Three years	US$40 million

CGI is to deliver IT operations and service management to support Louisiana’s ongoing Road Home Program. To successfully manage the complex series of IT interactions that support the Road Home program, the CGI team will deliver application maintenance, user support, data warehouse services and reporting, as well as disaster recovery and continuity of operations planning.

May 14, 2009	General Services Administration	Five years	US$52 million

CGI is to provide operations and maintenance support and software upgrades for the agency’s Pegasys financial management application. The Pegasys financial management system, which is hosted in CGI’s Phoenix data centre, is based on CGI’s market leading Momentum® financial management software. It supports users from 11 regions across the country and the processing of nearly 20 million transactions totaling over US$24 billion annually. Under this contract, CGI will provide project management, production support, testing, development and implementation support as well as software upgrades and maintenance.

July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million

Contract is extended for CGI’s award-winning Electronic Procurement System (eVA). Since CGI initially implemented the system in 2001, the Commonwealth used eVA to purchase $20 billion of products and services, with $11.6 billion purchased from small, minority or women-owned business, while saving the state and taxpayers more than $280 million.

Announcement Date	Client	Duration	Value

August 27, 2009	Government of Canada	Four-year extension	$78 million

Company has been working with Public Works and Government Services Canada to define, scope and implement Results Base Services through a CGI managed services delivery model.

October 9, 2009	General Services Administration	Five years	US$32 million

CGI is to provide data centre hosting and application management support of the agency’s Integrated Financial System, which is based on CGI’s Momentum® financial management software. This contract was signed prior to and announced subsequent to our year end.

October 13, 2009	Daimler Financial Services (“DFS”)	Five-year extension	Not released

CGI provides a full end-to-end applications management service for international Vehicle Asset Financing providing DFS with a cost-effective service to streamline and standardize its business processes, while at the same time maximizing operational savings by utilizing CGI’s industry leading outsourcing services. This contract was signed prior to and announced subsequent to our year end.

Share Repurchase Program

On January 27, 2009, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Class A subordinate shares during the period ending no later than February 8, 2010. The Company received approval from the Toronto Stock Exchange for its intention to make the Normal Course Issuer Bid, which allows CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 26,970,437 Class A subordinate voting shares for cancellation.

During fiscal 2009, the Company repurchased 9,525,892 of its Class A subordinate voting shares for $99.9 million at an average share price including commissions of $10.49, under the current and the previous Normal Course Issuer Bid.

Foreign currency impact

The impact of foreign currency during fiscal 2009 increased revenues by 5.1%.  This compares to a reduction of 3.3% in fiscal 2008, 0.3% in fiscal 2007.  The foreign currency impact in 2009 resulted mainly due to the strengthening of the U.S. dollar.

Fiscal Year ended September 30, 2008

Significant Developments

CGI delivered strong financial performance throughout fiscal 2008. Steady organic and profitable growth as well as leading margins characterized our operational performance. The Company booked 30% more new business in fiscal 2008 compared with the previous year and the more significant bookings are outlined below. As part of its build and buy strategy, the Company's strategic expansion plans called for its growth targets to be evenly split between acquisition and organic growth.  Using our disciplined investment criteria, the Company reviewed several acquisition opportunities in fiscal 2008, but ultimately chose not to proceed because of timing, alignment or price.

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

•
April 10, 2008: 10-year project valued at US$83 million with the U.S. Environmental Protection Agency to modernize its financial system using CGI’s commercial Momentum® software, and to transition its financial system IT hosting and application management to CGI.

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

Prior to this transaction, management regularly reviewed CGI’s operating results based on its two lines of business – IT services and BPS. Subsequent to this divestiture, the Company integrated BPS into its ITS line of business to drive incremental operating efficiencies (see the heading Business Structure earlier in this document).

Share Repurchase Program

On February 5, 2008, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Class A subordinate shares during the period ended February 6, 2009. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid, which allowed CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate voting shares for cancellation.

During fiscal 2008, the Company repurchased 19,910,068 of its Class A subordinate voting shares for $213.5 million at an average share price of $10.72, under the then current and the previous Normal Course Issuer Bid.

Foreign currency impact

The impact of foreign currency during fiscal 2008 reduced revenues by 3.3%.  This compares to a reduction of 0.3% in fiscal 2007 and 3.0% in fiscal 2006.  The foreign currency impact in 2008 resulted mainly from unfavourable U.S. dollar fluctuations.

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

During fiscal 2007, the impact of foreign currency reduced revenues by only 0.3%.  This compares to a reduction of 3.0% in fiscal 2006.  The foreign currency impact in 2007 resulted from unfavourable U.S. dollar fluctuations being partly offset by favourable gains from the euro and pound sterling.

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

As of December 31, 2007, the Company had repurchased 11,847,700 of its Class A subordinate shares under its normal course issuer bid for a total consideration of $127,162,487 at an average price of $10.73 per share including commissions.  The purchases were made both under the then current normal course issuer bid, and under the previous normal course issuer bid that had expired on February 2, 2007.

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

FORWARD LOOKING INFORMATION AND RISK FACTORS

Forward-Looking Information

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934,

as amended, and are “forward-looking information” within the meaning of applicable Canadian securities legislation.  These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company.  These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information.

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

Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts

As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic.  In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

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

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects.  There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

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

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk

Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with acquisitions

A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations

The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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

AUDITORS

The auditors of the Company are Deloitte & Touche LLP. They have confirmed their independence to the Company’s Audit and Risk Management Committee.

Change of External Auditor

Following Deloitte & Touche LLP’s acquisition of the U.S. federal government business formerly carried on by one of CGI’s competitors, the Company’s business units which provide a wide range of IT services to U.S. federal government agencies, state and local governments and to commercial enterprises, found themselves competing directly with Deloitte & Touche LLP.

For that reason, and at the request of management, the Audit and Risk Management Committee undertook a comprehensive selection process for the purpose of changing the Company’s external auditor.  As a result of that process, the Committee recommended to the Board of Directors that Ernst & Young LLP replace Deloitte & Touche LLP as the Company's external auditor.  The Board of Directors accepted the Committee’s recommendation and launched the formal change of auditor process on September 30, 2009.  On November 8, 2009, Deloitte & Touche LLP completed its mandate for the delivery of the auditor’s report on the Company’s financial statements for the fiscal year ended September 30, 2009.

At the Company’s Annual General Meeting to be held on January 27, 2010, Ernst & Young LLP will be proposed for appointment as the Company’s auditors for the fiscal year ending September 30, 2010.

Pursuant to section 4.11 of National Instrument 51-102, the Reporting Package that contains the Company’s Change of Auditor Notice and the confirmation letters received from Deloitte & Touche LLP and Ernst & Young LLP may be found in Appendix A to the Management Proxy Circular.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2009 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 9, 2009 and (iv) a copy of the business booklet and of the financial booklet of the 2009 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 9, 2009.

Additional financial information in relation to the last fiscal year ended September 30, 2009, is presented in the audited consolidated financial statements and in the Management’s Discussion & Analysis contained in the financial booklet of the 2009 Annual Report entitled Numbers.

The documents mentioned above are available on www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:

1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Telephone: (514) 841-3200
Fax: (514) 841-3299

APPENDIX As

CGI GROUP INC.

FUNDAMENTAL TEXTS

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Mission, Vision and Values	2
CGI Management Foundation	12
Charter of the Board of Directors	18
Charter of the Corporate Governance Committee	27
Charter of the Human Resources Committee	33
Charter of the Audit and Risk Management Committee	38
Code of Ethics and Business Conduct	49
Executive Code of Conduct	67
Guidelines on Timely Disclosure of Material Information and
Transactions in Securities of CGI Group Inc. by Insiders	70

Fundamental Texts
of CGI Group Inc.

© CGI Group Inc.
December 2009
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

THE FUNDAMENTAL TEXTS INCLUDE:

Presentation	1

1. Dream, Mission, Vision and Values	2

2. CGI Management Foundation	12

3. Documents and Policies Pertaining to Corporate Governance	17

3.1 Charter of the Board of Directors	18
3.2 Charter of the Corporate Governance Committee	27
3.3 Charter of the Human Resources Committee	33
3.4 Charter of the Audit and Risk Management Committee	38

4. Codes of Ethics	48

4.1 Code of Ethics and Business Conduct for members, officers and directors of CGI	49
4.2 Executive Code of Conduct	67
4.3 Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders	70

Appendix	94

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

3.	Adopting a caring, humane approach towards our members

4.	Focusing on synergy and the strength of teamwork

5.	Participating in the development of our company as its owner-shareholders, and sharing in its wealth

6.	Promoting robust, healthy and sustainable growth to the benefit of all stakeholders

7.	Implementing a management model aligned with our dream and values

1.	SHARING THE SAME VALUE

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

2.	EMBRACING THE OBJECTIVE OF OUR CLIENTS

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

3.2 Charter of the Corporate Governance Committee

IMPORTANT NOTE

Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.interpretation

"Committee" means the Corporate Governance Committee of the Board of Directors of the Company.

"Independent Director" means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

1.	OBJECTIVES

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

2.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2
The Board of Directors shall appoint an independent director as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

3.	MEETINGS

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

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

4.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the committee by ensuring that:

(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee's structure and mandate is appropriate and adequate to support the discharge of the committee's responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the committee's regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

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

5.6.2	The Committee shall review:

5.6.2.1	The evaluation of internal controls by the external auditors, together with management's response;

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.

5.6.3
The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company's internal audit resources; and

5.7.3	Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company,

particularly the Executive Chairman of the Board and the Chief Executive Officer.

5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.

5.8	External Auditors

5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

5.8.2
The Committee shall i) receive periodic reports from the external auditors regarding the auditors independence, the performance of the auditors, the qualifications of the key audit partner and audit managers, a periodic review of the auditors’ quality control procedures, material issues arising from the periodic quality control review and the steps taken by the auditors to address such findings, ii) discuss such reports with the auditors, and if so determined by the Committee, iii) recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors and the quality of their performance.

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

external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company's risk management programs.  In that regard the Committee shall review the Company’s major risk exposures and the steps taken by management to monitor, control and report such exposures.

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

I.	TIMELY DISCLOSURE AND PROHIBITIONS AGAINST SELECTIVE DISCLOSURE1

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

1	Definitions provided in Sections I and II apply only to those Sections.
2
Respectively, the Toronto Stock Exchange Policy Statement on Timely Disclosure, the Listed Company Manual of the New York Stock Exchange (both available on the TSX website) and National Policy 51-201 on disclosure standards and which provide guidance on best disclosure practices.

3
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

4
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

Pursuant to the Timely Disclosure Policy of the TSX, the following examples of corporate developments are likely to constitute material information requiring prompt disclosure:

●	a change in share ownership that may affect the control of the company;

●	a change in the corporate structure such as a merger, an amalgamation or a reorganization;

●	a take-over bid or issuer bid;

●	a major corporate acquisition, disposition or joint venture;

●	a stock split, consolidation, stock dividend or other change in capital structure;

●	the borrowing of a significant amount of funds;

●	the public or private sale of additional securities;

●	the development of a new product and/or a development affecting the company's resources, technology, products or markets;

●	entering into or loss of a significant contract;

●	firm evidence of a significant increase or decrease in near term earnings prospects;

●	an important change in capital investment plans or corporate objectives;

●	a significant change in management;

●	significant litigation;

●	a major labour dispute or a dispute with a major contractor or supplier;

●	an event of default under a financing or other agreement;

5
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

●	a declaration or omission of dividends;

●	a call of securities for redemption; and

●
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

●
release of the information would prejudice CGI's ability to pursue specific and limited objectives or complete a transaction or series of transactions that are underway. For instance, premature disclosure of the fact that CGI intends to purchase a significant asset may increase the cost of the acquisition;

●
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

7
However, in such circumstances CGI is nonetheless required to file a "confidential" material change report indicating the reasons why disclosure is being delayed must be provided in writing. If CGI wishes to keep the material information confidential, it must renew the confidential filing every 10 days following such filing.

●
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

The tipping provisions however permit an issuer to make a selective disclosure in the necessary course of business. This exception exists so as not to interfere with a company's everyday business. However, whether a particular disclosure has been made in the necessary course of business is dependent on the facts of each case. The CSA set out a list of parties that the necessary course of business exception would generally permit communication to, including:

●	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

●	employees, officers and board members;

●	lenders, legal counsel, auditors, financial advisors and underwriters;

8
Persons in a special relationship with CGI, include, but are not limited to: (a) insiders of CGI; (b) directors, officers and employees of CGI; (c) persons engaging in professional or business activities for or on behalf of CGI; and (d) anyone who learns of material information from someone that is known or should be known to be in a special relationship with CGI.

9	The CSA point out that although selective disclosure most often occurs in one-on-one discussions and private meetings, it can occur in a variety of situations including annual meetings.

●	parties to negotiations;

●	labour unions and industry associations; and

●	government agencies and non-governmental regulators; and

●	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the ratings are or will be publicly available).

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

Although the Legislation does not provide for a safe harbour for unintentional selective disclosure11, the CSA will look at all of the surrounding circumstances in a selective disclosure enforcement proceeding. Factors that will be considered include:

●	whether and to what extent an issuer has implemented, maintained and followed reasonable selective disclosure policies and procedures ;

10
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

11	Unlike Regulation FD which will be discussed below.

●	whether any selective disclosure was intentional; and

●	what steps were taken to disseminate information that had been unintentionally disclosed, including how quickly the information was disclosed.

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

12	The dissemination of information through a website is governed by the TSX Electronic Communications Disclosure Guidelines (which may be found on the TSX website).

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

13	Which became effective on October 23, 2000.
14	The Securities Act of 1934, as amended.

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

●	Material information will be publicly disclosed immediately via news release.

●
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

●	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).

●	Unfavourable material information must be disclosed as promptly and completely as favourable information.

●
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

●	Disclosure on the Company's Web site alone does not constitute adequate disclosure of material information.

●	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

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

●	All material forward-looking information will be broadly disseminated via news release and included in the Company's annual and quarterly

MD&A. The Committee will assess whether an update is required on a quarterly basis or as circumstances warrant.

●	The information will be clearly identified as forward looking.

●	The Company will identify all material assumptions used in the preparation of the forward-looking information.

●
The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

●
The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

●
The information will be accompanied by a statement that the information is as of the current date and subject to change after that date and the Company disclaims any intention to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

●
Once forward looking information has been disclosed, CGI will regularly assess whether an update is required and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

●	Forward-looking statements shall be updated, if necessary, by issuing a press release and filing a material change report.

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

●	the annual and interim financial statements and related auditors report and MD&A;

●	the annual report;

●	interim shareholder reports;

●	the annual information form;

●	press releases (whether or not favourable);

●	management proxy circulars;

●	CEO and CFO financial statements certifications;

●	Corporate governance Guidelines;

●	Board and Board Committee Charters;

●	Code of Business Conduct and Ethics;

●	Insider trading reports; and

●	any other communications transmitted to shareholders.

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
●
CGI employees are hereby reminded that all correspondence received and sent via e-mail is to be considered corporate correspondence and therefore must not transmit confidential information externally unless protected by appropriate encryption technology;

●	CGI employees are prohibited from participating in, hosting or linking to any Internet chat-rooms, bulletin boards, web logs or news groups in communications involving CGI or its securities

(even if the intention of CGI employees is to correct rumours or defend CGI);

●	CGI employees are encouraged to report to the Vice-President, Corporate Communications & Investor Relations any discussion pertaining to CGI which they find on the Internet.

ii)	Analyst reports and third party information:

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

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer's internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer's internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

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

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

November 8, 2009

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

The Company’s internal control over financial reporting includes policies and procedures that:

—	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

—
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

—
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

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company’s 2009 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2009, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2009, has been audited by the Company’s independent auditors, as stated in their report appearing on page 36.

Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

November 8, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries (“the Company”) as of September 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment. Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.0% of total assets and 2.7% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2009. Accordingly, our audit did not include the internal control over financial reporting of that investment. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2009, and our report dated November 8, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences.

1

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

1	Chartered accountant auditor permit No. 17046

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated balance sheets of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2009 and 2008 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 8, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

1

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of the consolidated financial statements of CGI Group Inc. dated November 8, 2009, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

1

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

1	Chartered accountant auditor permit No. 17046

Consolidated
Financial Statements

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Revenue	3,825,161	3,705,863	3,633,945

Operating expenses

Costs of services, selling and administrative (Note 18)	3,170,406	3,110,760	3,050,782

Amortization (Note 14)	195,761	163,172	173,221

Restructuring costs related to specific items (Note 16)	–	–	23,010

Interest on long-term debt	18,960	27,284	41,818

Interest income	(2,908)	(5,570)	(9,451)

Other expenses	3,569	3,341	398

Foreign exchange (gain) loss	(1,747)	1,445	3,457

Gain on sale of assets	–	–	(700)
	3,384,041	3,300,432	3,282,535
Earnings from continuing operations before income taxes and non-controlling interest	441,120	405,431	351,410

Income tax expense (Note 17)	125,223	106,297	115,608

Non-controlling interest, net of income taxes	739	868	251

Earnings from continuing operations	315,158	298,266	235,551

Earnings (loss) from discontinued operations, net of income taxes (Note 20)	1,308	(5,134)	1,743

Net earnings	316,466	293,132	237,294

Basic earnings (loss) per share

Continuing operations (Note 13)	1.03	0.94	0.71

Discontinued operations	–	(0.02)	0.01
	1.03	0.92	0.72
Diluted earnings (loss) per share

Continuing operations (Note 13)	1.02	0.92	0.70

Discontinued operations	–	(0.02)	0.01
	1.02	0.90	0.71

See Notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended September 30 (in thousands of Canadian dollars)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Net earnings	316,466	293,132	237,294

Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	6,249	66,200	(116,040)

Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	15,739	(538)	19,190

Net unrealized gains (losses) on cash flow hedges (net of income taxes)	13,446	(1,013)	–

Other comprehensive income (loss) (Note 15)	35,434	64,649	(96,850)

Comprehensive income	351,900	357,781	140,444

See Notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 30 (in thousands of Canadian dollars)	2009	2008	2007
	$	$	$
Retained earnings, beginning of year, as previously reported	923,721	752,847	587,201

Change in accounting policy (Note 2a)	(2,341)	(2,709)	(3,601)

Retained earnings, beginning of year, as restated	921,380	750,138	583,600

Net earnings	316,466	293,132	237,294

Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	(55,609)	(121,890)	(70,756)

Retained earnings, end of year	1,182,237	921,380	750,138

See Notes to the consolidated financial statements.

 Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	2009	2008 (Restated Note 2a)
	$	$
Assets

Current assets

Cash and cash equivalents (Note 3)	343,427	50,134

Accounts receivable (Note 4)	461,291	487,563

Work in progress	249,022	228,510

Prepaid expenses and other current assets	82,237	82,992

Income taxes	2,759	4,189

Future income taxes (Note 17)	15,110	34,031

Assets held for sale (Note 20)	–	1,398
	1,153,846	888,817
Capital assets (Note 5)	212,418	178,435

Intangible assets (Note 6)	455,775	539,897

Other long-term assets (Note 7)	60,558	45,677

Future income taxes (Note 17)	10,173	7,747

Goodwill (Note 8)	1,674,781	1,689,362

Total assets before funds held for clients	3,567,551	3,349,935

Funds held for clients	332,359	330,623
	3,899,910	3,680,558
Liabilities

Current liabilities

Accounts payable and accrued liabilities	306,826	339,765

Accrued compensation	165,981	127,151

Deferred revenue	136,135	133,688

Income taxes	88,002	79,260

Future income taxes (Note 17)	50,250	25,529

Current portion of long-term debt (Note 10)	17,702	100,917

Liabilities held for sale (Note 20)	–	657
	764,896	806,967
Future income taxes (Note 17)	171,697	183,612

Long-term debt (Note 10)	265,428	290,174

Non-controlling interest	6,342	5,922

Other long-term liabilities (Note 9)	83,934	66,259

Total liabilities before clients’ funds obligations	1,292,297	1,352,934

Clients’ funds obligations	332,359	330,623
	1,624,656	1,683,557
Commitments, contingencies and guarantees (Note 26)

Shareholders’ equity

Retained earnings	1,182,237	921,380

Accumulated other comprehensive loss (Note 15)	(285,990)	(321,424)
	896,247	599,956

Capital stock (Note 11)	1,298,270	1,319,672

Contributed surplus (Note 12b)	80,737	77,373
	2,275,254	1,997,001
	3,899,910	3,680,558

See Notes to the consolidated financial statements.

Approved by the Board	Director	Director
	Michael E. Roach	Serge Godin

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Operating activities

Earnings from continuing operations	315,158	298,266	235,551

Adjustments for:

Amortization (Note 14)	218,087	186,120	196,527

Future income taxes (Note 17)	29,300	(22,675)	10,470

Foreign exchange loss	723	1,846	3,833

Stock-based compensation (Note 12a)	8,617	5,131	13,933

Gain on sale of assets	–	–	(700)

Non-controlling interest, net of income taxes	739	868	251

Net change in non-cash working capital items (Note 22a)	57,620	(113,886)	84,250

Cash provided by continuing operating activities	630,244	355,670	544,115

Investing activities

Business acquisitions (net of cash acquired) (Note 19)	(1,422)	(3,911)	(17,298)

Proceeds from sale of assets and businesses (net of cash disposed)	4,991	29,238	–

Purchase of capital assets	(69,212)	(60,983)	(50,967)

Proceeds from disposal of capital assets	–	–	1,371

Additions to intangible assets	(62,367)	(60,942)	(87,852)

Decrease in other long-term assets	–	3,019	908

Cash used in continuing investing activities	(128,010)	(93,579)	(153,838)

Financing activities

Use of credit facilities	144,694	90,305	30,113

Repayment of credit facilities	(157,505)	(196,533)	(353,643)

Repayment of long-term debt	(117,752)	(10,153)	(7,466)

Proceeds on settlement of forward contracts (Note 10)	18,318	–	–

Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 11)	(101,698)	(216,208)	(128,541)

Issuance of shares (Note 11)	16,141	32,423	42,744

Cash used in continuing financing activities	(197,802)	(300,166)	(416,793)

Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,300)	398	(3,962)

Net increase (decrease) in cash and cash equivalents from continuing operations	293,132	(37,677)	(30,478)

Net cash and cash equivalents provided by (used in) discontinued operations (Note 20)	161	(1,068)	3,628

Cash and cash equivalents, beginning of year	50,134	88,879	115,729

Cash and cash equivalents, end of year (Note 3)	343,427	50,134	88,879

Supplementary cash ﬂow information (Note 22)

See Notes to the consolidated financial statements.

Notes to the
Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

Note 1   Description of Business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.

Note 2   Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 29. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, “Goodwill and intangible assets” in fiscal 2009 and discontinued operations in fiscal 2008.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a)
Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets.

The effects of the adoption of this Section on the Company’s previously issued consolidated financial statements are presented as follows:

	As at and for the year ended September 30
Increase (decrease)	2008	2007
	$	$
Consolidated Statements of Earnings

Costs of services, selling and administrative	240	500

Amortization	(772)	(1,808)

Income tax expense	164	416

Net earnings	368	892

Consolidated Balance Sheets

Intangible assets	(3,415)	(3,947)

Long-term future income tax liabilities	(1,074)	(1,238)

Retained earnings	(2,341)	(2,709)

Consolidated Statements of Cash Flows

Operating activities

Amortization	(772)	(1,808)

Future income taxes	164	416

Investing activities

Additions to intangible assets	240	500

Opening retained earnings for 2007 have been reduced by $3,601,000, which is the amount of the adjustment relating to periods prior to 2007. The retrospective impact on basic and diluted earnings per share for the prior restated periods is nominal.

b)
Section 1400, “General Standards of Financial Statement Presentation”, includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC 173”), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009. The adoption of this new section did not have a significant impact on the consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, goodwill, income taxes, contingencies and other liabilities, accrued integration charges, revenue recognition, stock based compensation, investment tax credits and government programs and the impairment of long-lived assets.

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

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Note 2 Summary of Significant Accounting Policies (continued)

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

Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision become known.

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

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

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

INTANGIBLE ASSETS

Contract costs

Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

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

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

Other intangible assets

Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

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

The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years

Business solutions	2 to 10 years

Software licenses	3 to 8 years

Client relationships and other	2 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and forward contracts.

Note 2  Summary of Significant Accounting Policies (continued)

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

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

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

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

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

Cash flow hedges on Senior U.S. unsecured notes

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative’s fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the two remaining tranches of the debt. The first tranche was repaid in fiscal 2009.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged.

Hedge on net investments in self-sustaining foreign subsidiaries

Effective December 1, 2008, the Company designated a debt of US$100,000,000 as the hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12,000,000 as the hedging instrument for part of the Company’s net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

Cash flow hedges on future revenue

During the 12 months ending September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During fiscal 2009, the Company’s hedging relationships were effective. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Note 2  Summary of Significant Accounting Policies (continued)

FUTURE ACCOUNTING CHANGES

In January 2009, the CICA issued the following new Handbook sections:

a)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations” establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. The Section applies prospectively to the Company for business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), “Consolidated and Separate Financial Statements”. The Sections apply to the Company’s interim and annual consolidated financial statements for fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new sections on the consolidated financial statements.

Additionally, in February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company’s first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, the Company has established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of the plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of the conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

Note 3   Cash and Cash Equivalents

	2009	2008
	$	$
Cash	203,160	33,433

Cash equivalents	140,267	16,701
	343,427	50,134

Note 4   Accounts Receivable

	2009	2008
	$	$
Trade	317,647	399,397

Other 1	143,644	88,166
	461,291	487,563

1
Other accounts receivable include refundable tax credits on salaries related to the Development of E-Business, E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres, research and development and other tax credit programs. The tax credits represent approximately $124,803,000 and $54,822,000 of other accounts receivable in 2009 and 2008, respectively.

Effective April 1, 2008, the Company became eligible for the Development of E-Business refundable tax credit, which replaces certain existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres and other tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2009, the balance outstanding for financial commitments for these real estate locations was $388,722,000 ranging between one and 14 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

Note 5   Capital Assets

			2009			2008
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Land and buildings	21,607	3,920	17,687	13,804	2,900	10,904

Leasehold improvements	144,516	70,607	73,909	142,740	63,120	79,620

Furniture and fixtures	47,129	22,348	24,781	40,433	18,405	22,028

Computer equipment	190,850	94,809	96,041	138,123	72,240	65,883
	404,102	191,684	212,418	335,100	156,665	178,435

Capital assets include assets acquired under capital leases totalling $37,680,000 ($23,426,000 in 2008), net of accumulated amortization of $17,880,000 ($9,236,000 in 2008). Amortization expense of capital assets acquired under capital leases was $13,213,000 and $4,530,000 in 2009 and 2008, respectively.

Note 6   Intangible Assets

			2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets

Contract costs

Incentives	247,146	185,296	61,850

Transition costs	169,087	77,138	91,949
	416,233	262,434	153,799
Other intangible assets

Internal-use software	88,128	59,033	29,095

Business solutions	284,341	160,423	123,918

Software licenses	144,861	108,127	36,734

Client relationships and other	341,188	228,959	112,229
	858,518	556,542	301,976
	1,274,751	818,976	455,775
		2008 (Restated Note 2a)
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets

Contract costs

Incentives	241,951	164,527	77,424

Transition costs	148,044	60,520	87,524
	389,995	225,047	164,948
Other intangible assets

Internal-use software	84,764	47,467	37,297

Business solutions	296,682	148,324	148,358

Software licenses	134,162	94,572	39,590

Client relationships and other	348,893	199,189	149,704
	864,501	489,552	374,949
	1,254,496	714,599	539,897

Note 6   Intangible Assets (continued)

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	2009	2008	2007
	$	$	$
Acquired	22,965	30,665	22,720

Internally developed	44,181	40,257	60,289
	67,146	70,922	83,009
Amortization expense of other intangible assets included in the consolidated statements of earnings is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Internal-use software	12,963	12,307	10,673

Business solutions	33,444	34,367	48,592

Software licenses	16,674	17,997	22,422

Client relationships and other	37,748	37,121	40,194

Amortization of other intangible assets (Note 14)	100,829	101,792	121,881

Amortization expense of contract costs is presented in Note 14.

Note 7   Other Long-term Assets

	2009	2008
	$	$
Deferred financing fees	3,643	4,933

Deferred compensation plan assets	13,108	11,657

Long-term maintenance agreements	13,735	13,531

Forward contracts (Note 27)	22,372	8,758

Balance of sale receivable and other	7,700	6,798

Other long-term assets	60,558	45,677

Note 8   Goodwill

The variations in goodwill are as follows:

				2009
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,158,730	431,129	99,503	1,689,362

Acquisition (Note 19a)	209	–	–	209

Purchase price adjustments (Note 19c)	(16,059)	(3,865)	(415)	(20,339)

Disposal of assets (Note 19b)	(1,499)	–	–	(1,499)

Foreign currency translation adjustment	–	5,056	1,992	7,048

Balance, end of year	1,141,381	432,320	101,080	1,674,781

				2008
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,159,431	390,676	96,822	1,646,929

Purchase price adjustments (Note 19d)	(701)	(9,215)	–	(9,916)

Foreign currency translation adjustment	–	49,668	2,681	52,349

Balance, end of year	1,158,730	431,129	99,503	1,689,362

Note 9   Other Long-term Liabilities

	2009	2008
	$	$
Deferred compensation	22,727	22,068

Accrued integration and restructuring charges	4,416	12,145

Deferred revenue	27,774	13,441

Lease inducements	13,398	14,150

Forward contracts (Note 27)	7,648	–

Other	7,971	4,455
	83,934	66,259

Asset retirement obligations included in “other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $2,522,000 ($2,529,000 in 2008) was based on the expected cash flows of $3,579,000 ($3,465,000 in 2008) and was discounted at an interest rate of 6.83% (4.35% in 2008). The timing of the settlement of these obligations varies between one and 14 years.

Note 10 Long-term Debt

	2009	2008
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.27% and repayable by payments of $93,281 in 2011 and $21,444 in 2014, less imputed interest of $664 1	114,061	202,428

Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers’ acceptance rate plus 0.63%, maturing in 2012 2	126,043	157,468

Obligation bearing interest at 2.34% and repayable in blended monthly instalments maturing in October 2010	5,879	9,037

Balance of purchase price related to a business acquisition was recorded at a discounted value using a 5.60% interest rate and was paid during fiscal 2009	–	645

Obligations under capital leases, bearing a weighted average interest rate of 5.23% and repayable in blended monthly instalments maturing at various dates until 2014	37,147	21,513
	283,130	391,091
Current portion	17,702	100,917
	265,428	290,174

1
As at September 30, 2009, the private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes maturing in January 2011 and 2014 for a total amount of US$107,000,000. On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in the foreign exchange rate resulting in a cash inflow of $18,318,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants.

2
The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012. As at September 30, 2009, an amount of $126,043,000 has been drawn upon this facility. Also an amount of $14,678,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2009, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $5,000,000 bearing interest at the Canadian prime rate. As at September 30, 2009, no amount has been drawn upon this facility.

Principal repayments on long-term debt over the forthcoming years are as follows:

$
2010	4,642

2011	94,088

2012	126,043

2013	–

2014	21,210

Total principal payments on long-term debt	245,983

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2010	13,060	1,684	14,744

2011	11,591	1,063	12,654

2012	8,061	496	8,557

2013	3,666	137	3,803

2014	769	18	787

Total minimum capital lease payments	37,147	3,398	40,545

Note 11 Capital Stock

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

For 2009, 2008 and 2007, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
			$		$	$
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606

Repurchased and cancelled 1	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)

Repurchased and not cancelled 1	–	(3,461)	–	–	–	(3,461)

Issued upon exercise of options 2	5,544,830	57,087	–	–	5,544,830	57,087

Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029

Repurchased and cancelled 1	(20,488,168)	(90,748)	–	–	(20,488,168)	(90,748)

Repurchased and not cancelled 1	–	(847)	–	–	–	(847)

Issued upon exercise of options 2	4,107,823	42,238	–	–	4,107,823	42,238

Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672

Repurchased and cancelled 1	(9,708,292)	(44,272)	–	–	(9,708,292)	(44,272)

Issued upon exercise of options 2	2,221,032	22,870	–	–	2,221,032	22,870

Conversion of shares 3	600,000	837	(600,000)	(837)	–	–

Balance, September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270

1
On January 27, 2009, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The Issuer Bid enables the Company to purchase up to 26,970,437 Class A subordinate shares (28,502,941 in 2008 and 29,091,303 in 2007) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 9, 2009, until no later than February 8, 2010, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During 2009, the Company repurchased 9,525,892 Class A subordinate shares (19,910,068 in 2008 and 12,339,400 in 2007) for cash consideration of $99,881,000 ($213,485,000 in 2008 and $126,420,000 in 2007). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $55,609,000 ($121,890,000 in 2008 and $70,756,000 in 2007), was charged to retained earnings.

As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been cancelled and paid subsequent to year-end (As at September 30, 2007, 760,500 of the repurchased Class A subordinate shares with a carrying value of $3,461,000 and a purchase value of $8,538,000 were held by the Company and had been cancelled subsequent to year-end. Of the $8,538,000, $4,540,000 had been paid subsequent to September 30, 2007).

2
The carrying value of Class A subordinate shares includes $5,253,000 ($10,223,000 in 2008 and $13,904,000 in 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

3	During the 12 months ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

Note 12 Stock Options and Contributed Surplus

A) STOCK OPTIONS

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2009, 41,118,005 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2009		2008		2007
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
			$		$	$
Outstanding, beginning of year	26,757,738	9.34	24,499,886	8.52	29,956,711	8.57

Granted	8,448,453	9.32	7,798,388	11.39	3,960,405	7.74

Exercised	(2,221,032)	7.93	(4,107,823)	7.79	(5,544,830)	7.79

Forfeited	(3,863,746)	11.16	(1,094,052)	10.65	(3,872,400)	8.92

Expired	(237,578)	14.11	(338,661)	12.20	–	–

Outstanding, end of year	28,883,835	9.16	26,757,738	9.34	24,499,886	8.52

Exercisable, end of year	18,087,166	8.75	19,398,753	8.56	18,507,376	8.90

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2009:

			Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$	$
2.14 to 5.20	31,028	1.47	2.56	31,028	2.56

6.05 to 6.98	2,942,547	5.18	6.46	2,942,547	6.46

7.00 to 7.87	4,710,509	5.54	7.74	4,710,509	7.74

8.00 to 8.99	6,758,449	4.18	8.63	6,758,449	8.63

9.05 to 9.90	9,081,298	7.51	9.37	1,044,348	9.79

10.05 to 11.95	4,303,278	7.93	11.36	1,543,559	11.32

14.10 to 16.23	1,041,086	0.06	15.72	1,041,086	15.72

24.51 to 26.03	15,640	0.32	25.97	15,640	25.97

	28,883,835	5.96	9.16	18,087,166	8.75

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2009	2008	2007
Compensation cost ($)	8,617	5,131	13,933

Dividend yield (%)	0.00	0.00	0.00

Expected volatility (%)	24.42	23.70	29.48

Risk-free interest rate (%)	3.05	4.09	3.90

Expected life (years)	5.00	5.00	5.00

Weighted average grant date fair value ($)	2.59	3.37	2.60

B) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2006:

$
Balance, September 30, 2006	82,436

Compensation cost associated with exercised options (Note 11)	(13,904)

Compensation cost associated with stock option plan	13,933

Balance, September 30, 2007	82,465

Compensation cost associated with exercised options (Note 11)	(10,223)

Compensation cost associated with stock option plan	5,131

Balance, September 30, 2008	77,373

Compensation cost associated with exercised options (Note 11)	(5,253)

Compensation cost associated with stock option plan	8,617

Balance, September 30, 2009	80,737

Note 13  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended September 30:

	2009			2008 (Restated Note 2a)			2007 (Restated Note 2a)
	Earnings from continuing operations	Weighted average number of shares outstanding 1	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding 1	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding 1	Earnings per share from continuing operations
		$	$		$	$		$	$
	315,158	306,853,077	1.03	298,266	317,604,899	0.94	235,551	329,016,756	0.71
Dilutive options 2		3,492,164			5,199,388			4,859,808
	315,158	310,345,241	1.02	298,266	322,804,287	0.92	235,551	333,876,564	0.70

1	The 9,525,892 Class A subordinate shares repurchased during the year (19,910,068 in 2008 and 12,339,400 in 2007) were excluded from the calculation of earnings per share as of the date of repurchase.

2
The calculation of the dilutive effects excludes all anti-dilutive options that were either not yet exercisable or would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,384,651, 8,764,136 and 3,162,074 for the years ended September 30, 2009, 2008 and 2007, respectively.

Note 14  Amortization

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Amortization of capital assets	61,412	43,455	32,396

Amortization of intangible assets

Contract costs related to transition costs	22,377	17,925	18,944

Other intangible assets (Note 6)	100,829	101,792	121,881

Impairment of other intangible assets 1	11,143	–	–
	195,761	163,172	173,221

Amortization of contract costs related to incentives (presented as reduction of revenue)	21,043	21,682	21,946

Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,266	1,360
	218,087	186,120	196,527

1	The impairment of other intangible assets relates to certain assets that are no longer expected to provide future value.

Note 15  Accumulated Other Comprehensive Loss

	Balance, as at October 1, 2008	Net changes during the year	Balance, as at September 30, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)

Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000

Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433
	(321,424)	35,434	(285,990)

	Balance, as at October 1, 2007	Net changes during the year	Balance, as at September 30, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)		66,200	(365,672)

Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261

Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	–	(1,013)	(1,013)
	(386,073)	64,649	(321,424)

	Balance, as at October 1, 2006	Net changes during the year	Balance, as at September 30, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $8,390)	(315,832)	(116,040)	(431,872)

Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	26,609	19,190	45,799
	(289,223)	(96,850)	(386,073)

Note 16  Restructuring Costs Related to Specific Items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Restructuring costs related to specific items of $23,010,000 and $67,266,000 were incurred in fiscal 2007 and fiscal 2006, respectively. Of the total restructuring costs of $90,276,000, $61,986,000 (net of the BCE contribution of $10,000,000) was for severance and $28,290,000 for the consolidation and closure of facilities. The balance of the restructuring provision is $3,557,000 at September 30, 2009 ($5,147,000 at September 30, 2008). The majority of the remaining balance will be paid in fiscal 2010.

Note 17  Income Taxes

The income tax expense is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Current	95,923	128,972	105,138

Future	29,300	(22,675)	10,470
	125,223	106,297	115,608

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2009	2008	2007
	%	%	$%
Company’s statutory tax rate	30.9	31.2	32.0

Effect of provincial and foreign tax rate differences	2.7	2.7	2.9

Benefit arising from investment in subsidiaries	(2.7)	(3.3)	(3.2)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.9)	(3.7)	–

Non-deductible stock options	0.3	0.1	0.8

Other non-deductible items	1.0	0.9	1.0

Impact of corporate tax holiday	–	(0.2)	(1.1)

Impact on future tax assets and liabilities resulting from tax rate changes	–	(1.7)	0.4

Tax benefits on losses	0.1	0.2	0.1

Effective income tax rate	28.4	26.2	32.9

Future income tax assets and liabilities are as follows at September 30:

	2009	2008 (Restated Note 2a)
	$	$
Future income tax assets:

Accrued integration charges, accounts payable and accrued liabilities	11,316	10,191

Tax benefits on losses carried forward	10,171	41,579

Capital assets, intangible assets and other long-term assets	17,197	10,915

Accrued compensation	23,414	26,077

Unrealized losses on cash flow hedges	3,395	–

Allowance for doubtful accounts	3,107	2,733

Financing and share issue costs	–	173

Other	2,433	2,718
	71,033	94,386
Valuation allowance	(6,818)	(25,473)
	64,215	68,913
Future income tax liabilities:

Capital assets, intangible assets and other long-term assets	161,008	177,854

Work in progress	22,395	12,964

Goodwill	25,276	21,576

Refundable tax credits on salaries	40,233	20,434

Unrealized gain on cash flow hedges	7,478	–

Other	4,489	3,448
	260,879	237,350
Future income taxes, net	(196,664)	(167,363)

Note 17  Income Taxes (continued)

Future income taxes are classified as follows:

	2009	2008 (Restated Note 2a)
	$	$
Current future income tax assets	15,110	34,031

Long-term future income tax assets	10,173	7,747

Current future income tax liabilities	(50,250)	(25,529)

Long-term future income tax liabilities	(171,697)	(183,612)

Future income taxes, net	(196,664)	(167,363)

At September 30, 2009, the Company had $26,793,000 in non-capital losses carried forward, of which $5,496,000 expire at various dates up to 2015 and $21,297,000 have no expiry dates. In addition, the Company had capital loss carry forwards of $10,236,000 having no expiry dates. The Company recognized a future tax asset of $10,171,000 on the losses carried forward and recognized a valuation allowance of $6,818,000. The decrease in the valuation allowance mainly results from the utilization of U.S. non-capital losses. The resulting net future income tax asset of $3,353,000 is the amount that is more likely than not to be realized. Should the valuation allowance be reversed, goodwill would be reduced by approximately $1,949,000.

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

Note 18  Costs of Services, Selling and Administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Costs of services, selling and administrative	3,268,995	3,193,270	3,138,024

Tax credits	(98,589)	(82,510)	(87,242)
	3,170,406	3,110,760	3,050,782

Note 19  Investments in Subsidiaries and Joint Ventures

For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

2009 TRANSACTIONS

a) Acquisition

During year ended September 30, 2009, the Company increased its investment of shares of Conseillers en informatique d’affaires (“CIA”) to 65.78% for cash consideration of $425,000. As a result, non-controlling interest decreased by $216,000 and goodwill increased by $209,000.

b) Disposal

On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. As a result of the final agreement, net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

c) Modifications to purchase price allocations

During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges and accounts payable and accrued liabilities of $849,000 and $120,000, respectively, and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.

Additionally, future income tax assets acquired in the American Management Systems, Incorporated (“AMS”) and COGNICASE Inc. (“Cognicase”) business acquisitions that were not recognized as an identifiable asset at the date of acquisition were subsequently recognized, resulting in a corresponding decrease in goodwill of $19,708,000.

d) Consideration of purchase price

During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.

2008 TRANSACTIONS

a) Acquisition

There were no acquisitions during fiscal 2008.

b) Disposal

On July 19, 2008, the Company disposed of its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 was paid in fiscal 2009 and $5,500,000 will be paid on or before August 5, 2014, bearing interest of 10% payable annually (Note 7). The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $965,000.

c) Balance of integration charges

AMS was acquired in fiscal 2004. For AMS, the components of the integration charges related to business acquisitions are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2007	15,226	1,395	16,621

Adjustments to initial provision 1	(4,962)	–	(4,962)

Foreign currency translation adjustment	686	84	770

Paid during 2008	(3,676)	(95)	(3,771)

Balance, September 30, 2008 2	7,274	1,384	8,658

1	Have been recorded as a decrease of goodwill.

2
Of the total balance remaining, $4,310,000 is included in accounts payable and accrued liabilities and $4,348,000 is included in other long-term liabilities. The majority of the remaining balance was paid in fiscal 2009.

Note 19  Investments in Subsidiaries and Joint Ventures (continued)

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

e) Consideration of purchase price

During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisition resulting in a net decrease of long-term debt by $3,954,000.

2007 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

—
Codesic Consulting (“Codesic”)—On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below was preliminary and based on the Company’s management’s best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 was paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19d of 2008 Transactions and 2009 Transactions.

Codesic
$
Non-cash working capital items	1,303

Capital assets	146

Client relationships and other	6,023

Goodwill 1	16,094

Future income taxes	355
23,921
Cash acquired	113

Net assets acquired	24,034

Consideration

Cash	14,778

Contingent payment	8,979

Acquisition costs	277
24,034

1	Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

b) Modification to joint venture

On April 19, 2007, the Company modified its agreement between shareholders of CIA, a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment. At the date of the modification of the agreement, the Company owned 60.69% of the outstanding shares of CIA. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA and at September 30, 2007, owned 64.66% of the outstanding shares. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company noted its commitment to purchase the remaining interest in Note 26a.

c) Balance of integration charges

Cognicase was acquired in fiscal 2003. For AMS and Cognicase, the components of the integration charges related to business acquisitions are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297

Adjustments to initial provision 1	(3,860)	(754)	(4,614)

Foreign currency translation adjustment	(1,517)	(17)	(1,534)

Paid during 2007	(9,577)	(121)	(9,698)

Balance, September 30, 2007 2	20,056	1,395	21,451

1	Have been recorded as a decrease of goodwill.

2
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

Note 20  Discontinued Operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 19b of 2009 Transactions and 2008 Transactions).

The following table presents summarized financial information related to discontinued operations:

	2009	2008	2007
	$	$	$
Revenue	2,511	64,851	77,621

Operating expenses 1	1,046	68,747	72,157

Amortization	14	1,624	2,619

Earnings (loss) before income taxes	1,451	(5,520)	2,845

Income tax expense (recovery) 2	143	(386)	1,102

Earnings (loss) from discontinued operations	1,308	(5,134)	1,743

1
For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

2
Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.

The related assets and liabilities of discontinued operations are as follows:

	2009	2008
	$	$
Current assets

Accounts receivable	–	1,304

Income tax receivable	–	39

Capital assets	–	55

Total assets held for sale	–	1,398

Current liabilities

Accounts payable and accrued liabilities	–	295

Accrued compensation	–	41

Deferred revenue	–	321
Total liabilities held for sale	–	657

The related cash flow information of discontinued operations is as follows:

	2009	2008	2007
	$	$	$
Cash provided by (used in) operating activities	164	(818)	5,930

Cash used in investing activities	(3)	(250)	(2,302)

Total cash provided by (used in) discontinued operations	161	(1,068)	3,628

Note 21  Joint Ventures: Supplementary Information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

	2009	2008 (Restated Note 2a)
	$	$
Balance sheets

Current assets	37,608	36,543

Non-current assets	2,998	1,333

Current liabilities	14,721	15,040

Non-current liabilities	445	518

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Statements of earnings

Revenue	101,964	87,887	94,111

Expenses	88,552	77,381	79,647

Net earnings	13,412	10,506	14,464

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Statements of cash flows

Cash provided by (used in):

Operating activities	25,542	4,879	16,327

Investing activities	(570)	(412)	(2,669)

Financing activities	(12,250)	(13,720)	(11,956)

Note 22  Supplementary Cash Flow Information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Accounts receivable	31,749	(13,164)	(8,441)

Work in progress	(22,450)	(43,785)	(5,049)

Prepaid expenses and other current assets	8,399	(12,692)	6,063

Accounts payable and accrued liabilities	(39,255)	5,762	(21,449)

Accrued compensation	38,009	(5,327)	24,220

Deferred revenue	15,194	(13,323)	39,020

Income taxes	25,974	(31,357)	49,886
	57,620	(113,886)	84,250

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Operating activities

Accounts receivable	(1,476)	408	(438)

Accounts payable and accrued liabilities	(1,817)	(2,723)	(4,540)

Deferred revenue	4,779	–	–
	1,486	(2,315)	(4,978)
Investing activities

Purchase of capital assets	(27,040)	(17,559)	(9,609)

Purchase of intangible assets	(4,779)	(13,185)	–
	(31,819)	(30,744)	(9,609)
Financing activities

Increase in obligations under capital leases	27,040	17,559	9,609

Increase in obligations relating to intangible assets	–	13,185	–

Issuance of shares	1,476	(408)	438

Repurchase of Class A subordinate shares	1,817	2,723	4,540
	30,333	33,059	14,587

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Interest paid	16,558	26,847	37,925

Income taxes paid	63,125	139,803	37,763

Note 23  Segmented Information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company’s operations based on its management structure.

					2009
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,216,042	1,421,366	305,417	–	3,942,825

Intersegment revenue	(36,383)	(59,579)	(21,702)	–	(117,664)
	2,179,659	1,361,787	283,715	–	3,825,161

Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes 1	320,702	171,965	18,639	(50,565)	460,741

Total assets	2,341,074	985,289	197,619	375,928	3,899,910

1
Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $116,243,000, $78,819,000, $7,247,000 and $14,495,000, respectively, for the year ended September 30, 2009. Amortization includes an impairment of $11,143,000 mainly related to other intangible assets in the U.S. & India segment.

					2008 (Restated Note 2a)
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,356,629	1,137,457	296,745	–	3,790,831

Intersegment revenue	(21,063)	(50,944)	(12,961)	–	(84,968)
	2,335,566	1,086,513	283,784	–	3,705,863

Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes 1	332,827	129,401	24,692	(56,434)	430,486

Total assets	2,274,589	1,113,303	197,900	94,766	3,680,558

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,903,000, $54,358,000, $5,069,000 and $13,524,000, respectively, for the year ended September 30, 2008.

					2007 (Restated Note 2a)
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,267,116	1,165,669	278,245	–	3,711,030

Intersegment revenue	(15,790)	(50,220)	(11,075)	–	(77,085)
	2,251,326	1,115,449	267,170	–	3,633,945
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes 1	322,698	123,512	23,152	(62,877)	406,485

Total assets	2,069,169	1,077,300	193,544	131,848	3,471,861

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $123,162,000, $54,548,000, $5,123,000 and $12,334,000, respectively, for the year ended September 30, 2007.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.

Note 23  Segmented Information (continued)

GEOGRAPHIC INFORMATION:

The following table provides information for capital assets based on their location:

	2009	2008
	$	$
Capital assets

Canada	155,072	135,979

U.S. & India	53,651	40,147

Europe & Asia Pacific	3,695	2,309
	212,418	178,435

The geographic revenue information based on client’s location approximates the revenue presented under the operating segments.

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2009	2008	2007
	$	$	$
Outsourcing

IT Services	1,817,943	1,523,562	1,565,943

BPS	405,516	485,454	400,989

Systems integration and consulting	1,601,702	1,696,847	1,667,013
	3,825,161	3,705,863	3,633,945

Note 24  Related Party Transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $108,139,000, $124,461,000 and $120,010,000 for the years ending September 30, 2009, 2008 and 2007, respectively.

	2009	2008
	$	$
Accounts receivable	10,542	12,050

Work in progress	5,937	5,939

Contract costs	8,706	11,206

Deferred revenue	3,351	2,715

Note 25  Employee Future Benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

—
The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2009, 2008 and 2007, the plan expense was $5,053,000, $5,303,000 and $4,717,000, respectively.

—
The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees’ contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2009, 2008 and 2007, the amounts of the Company’s contributions were $7,557,000, $5,069,000 and $4,520,000, respectively.

—
The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totalled $3,211,000 as at September 30, 2009 ($4,066,000 at September 30, 2008). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $13,108,000 as at September 30, 2009 ($11,657,000 as at September 30, 2008).

—
The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,201,000 as at September 30, 2009 ($7,368,000 at September 30, 2008).

Note 26  Commitments, Contingencies and Guarantees

A) COMMITMENTS

At September 30, 2009, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $832,113,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2010	140,755

2011	108,399

2012	86,452

2013	71,863

2014	62,678

Thereafter	361,966

The Company entered into long-term service agreements representing a total commitment of $166,969,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

$
2010	89,754

2011	38,520

2012	20,767

2013	11,870

2014	3,905

Thereafter	2,153

As of April 19, 2007, the Company became committed under the agreement between shareholders of CIA to purchase the remaining shares of CIA by October 1, 2011 (Note 19b of 2007 Transactions). As at September 30, 2009, 34.22%, of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement. If the Company had purchased the remainder of CIA’s shares on September 30, 2009, the consideration would have been approximately $10,832,000.

Note 26  Commitments, Contingencies and Guarantees (continued)

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80,000,000 and counterclaims exceeding $10,000,000.

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

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $41,903,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2009, the Company provided for a total of $123,996,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

Note 27  Financial Instruments

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

The Company has made the following classifications:

—	Cash and cash equivalents (Note 2) and deferred compensation assets and obligations (Note 25) are classified as held for trading as this reflects management’s intentions.

—	Accounts receivable (Note 4), work in progress, balance of sale receivable (Note 7) and funds held for clients are classified as loans and receivables.

—
Accounts payable and accrued liabilities, accrued compensation, accrued integration and restructuring charges (Note 9), long-term debt, excluding obligations under capital leases (Note 10), asset retirement obligations (Note 9) and clients’ funds obligations are classified as other liabilities.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

At September 30, 2009 and 2008, the estimated fair values of accounts receivable, work in progress, balance of sale receivable, funds held for clients, accounts payable and accrued liabilities, accrued compensation, accrued integration charges, asset retirement obligations, long-term debt, with the exception of Senior U.S. unsecured notes, and clients’ funds obligations approximate their respective carrying values.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $116,859,000 at September 30, 2009 ($201,618,000 at September 30, 2008) as compared to its carrying value of $114,061,000 ($202,428,000 at September 30, 2008) (Note 10).

The following table summarizes the fair value of outstanding hedging instruments:

		2009	2008
	Recorded in	$	$

Hedge on net investments in self-sustaining foreign subsidiaries

US$100,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries	Long term debt	107,220	–

€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries	Long term debt	18,823	–

Cash flow hedges on future revenue

US$192,660 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar	Other current assets Other long-term assets	8,303 16,148	– –

US$62,940 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Other current assets Other long-term assets Other long-term liabilities	1,495 488 78	– – –

$110,315 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee	Accrued liabilities Other long-term liabilities	2,005 7,570	– –

Cash flow hedges on Senior U.S. unsecured notes

US$107,000 foreign currency forward contracts (US$192,000 as at September 30, 2008)	Other long-term assets	5,736	8,758

The Company expects that approximately $7,801,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2009, will be reclassified in net income in the next 12 months.

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

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2009, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$198,265,000, US$107,856,000, US$126,169,000, US$63,000,000 and US$58,956,000, respectively. Additionally, as at September 30, 2009, the portion of the same items denominated in euros amount to €14,292,000, €21,144,000, €6,124,000, €11,230,000 and €3,386,000, respectively.

Note 27  Financial Instruments (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

		2009		2008
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact
Increase in net earnings	11,739	938	9,761	906

Increase in comprehensive income	79,117	12,409	115,157	12,422

LIQUIDITY RATE RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

As at September 30, 2009, the Company has accounts payable and accrued liabilities and accrued compensation of $306,826,000 and $165,981,000, respectively, due within 12 months ($339,765,000 and $127,151,000, respectively, at September 30, 2008). The contractual maturity of long-term debt and the revolving credit facility is presented in Note 10, commitments in Note 26 and asset retirement obligations in Note 9. Employee future benefits are discussed in Note 25, however the nature of employee future benefit obligations does not allow for a detailed aging. The maturity dates of accrued integration charges range between two to seven years.

As at September 30, 2009, the Company is holding cash and cash equivalents of $343,427,000 ($50,134,000 at September 30, 2008). The Company also has available $1,359,279,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10) ($1,325,665,000 and $25,000,000, respectively, at September 30, 2008). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, work in progress and accounts receivable.

Cash equivalents consist mainly of highly liquid investments, such as money market deposits (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base.

The following table sets forth details of the age of accounts receivable that are past due:

	2009	2008

Not past due	267,784	295,751

Past due 1-30 days	9,183	45,011

Past due 31-60 days	13,086	24,948

Past due 61-90 days	4,979	13,695

Past due more than 90 days	33,737	32,862
	328,769	412,267
Allowance for doubtful accounts	(11,122)	(12,870)
	317,647	399,397

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

Note 28  Capital Risk Management

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

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2009, total managed capital was $2,901,811,000 ($2,440,567,000 at September 30, 2008). Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

—	Debt / Capitalization

—	Net Debt / Capitalization

—	Debt / EBITDA

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

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:

—	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

—
An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

—
A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the Senior U.S. unsecured notes, the ratios are as follows:

—	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

—	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

—
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

Note 29  Reconciliation of Results Reported in Accordance
    with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Reconciliation of net earnings:

Net earnings—Canadian GAAP	316,466	293,132	237,294

Adjustments for:

Stock-based compensation (i)	(3,759)	(4,127)	–

Warrants (ii)	1,404	(5,721)	1,404

Reversal of income tax provision (iii)	(517)	(7,452)	–

Other (iv)	594	216	549

Net earnings—U.S. GAAP	314,188	276,048	239,247

Basic EPS—U.S. GAAP	1.02	0.87	0.73

Diluted EPS—U.S. GAAP	1.01	0.86	0.72
Net earnings—U.S. GAAP	314,188	276,048	239,247

Other comprehensive income (loss)	35,434	64,649	(96,850)

Comprehensive income—U.S. GAAP	349,622	340,697	142,397

Reconciliation of shareholders’ equity:

Shareholders’ equity—Canadian GAAP	2,275,254	1,997,001	1,815,559

Adjustments for:

Stock-based compensation (ix)	58,411	58,411	58,411

Warrants (ii)	(7,988)	(9,392)	(3,671)

Reversal of income tax provision (iii)	(7,969)	(7,452)	–

Unearned compensation (v)	(3,694)	(3,694)	(3,694)

Integration costs (vi)	(6,606)	(6,606)	(6,606)

Goodwill (vii)	28,078	28,078	28,078

Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715

Other (iv)	(5,605)	(3,859)	(4,075)

Shareholders’ equity—U.S. GAAP	2,339,596	2,062,202	1,893,717

(i) Stock-based compensation
Beginning in fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the awards of graded vesting options have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders’ equity.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2009, 2008 and 2007 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

The fiscal 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as an increase to Canadian GAAP consolidated earnings.

(iii) Reversal of income tax provision
During fiscal 2009 and fiscal 2008, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment should have been applied to the goodwill attributable to the acquisition.

(iv) Capitalization of intangible assets
Effective October 1, 2008, the Company adopted Section 3064, “Goodwill and Intangible Assets” (Note 2a). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in “other” and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP net earnings is a decrease of $198,000, $368,000 and $892,000, respectively. As at September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP shareholders’ equity is an increase of $2,145,000, $2,341,000 and $2,709,000, respectively.

(v) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vii) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(vi) Integration costs
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

(vii) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (v) above for a further discussion relating to this item.

(viii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of the Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes” (now FASB ASC Topic 740, “Income Taxes”), issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(ix) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, SFAS No. 123 (revised 2004), “Share-Based Payment” (now FASB ASC Topic 718, “Compensation—Stock Compensation”), did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(x) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2009 and 2008, and for each of the years in the three-year period ended September 30, 2009. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 21). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

Note 29  Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP (continued)

(xi) Recent accounting changes
On September 30, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification™ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) (now FASB ASC Topic 820, “Fair Value Measurements and Disclosures”), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008, without significant effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115” (“SFAS 159”) (now included in FASB ASC Topic 825 “Financial Instruments”), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008, without significant effect on the Company’s consolidated financial statements.

(xii) Future accounting changes
In October 2009, the FASB issued Accounting Standards Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements”, an amendment to FASB ASC topic 605, “Revenue Recognition”, and Update No. 2009-14, “Certain Revenue Arrangements That Include Software Elements”, an amendment to FASB ASC subtopic 985-605, “Software—Revenue Recognition”, (the “Updates”). The Updates provide guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. The Updates provide authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The Updates also include new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Updates must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of the Updates on the consolidated financial statements.

Management’s Discussion and Analysis
of Financial Position and Results of Operations

For the year ended September 30, 2009

November 9, 2009

Basis of Presentation

This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is responsible for ensuring that we fulfill our fiduciary duties to our shareholders and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2009, 2008, and 2007. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States of America (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 29 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

The following are the three primary objectives of this MD&A:

—	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

—	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

—	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Corporate Overview—includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;

Financial Review—discusses year-over-year changes to operating results for the years ended September 30, 2009, 2008 and 2007, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;

Liquidity and Capital Resources—discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources;

Critical Accounting Estimates and Risks and Uncertainties—explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1.
Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”);

6.	Net Debt to Capitalization ratio;

7.	Backlog;

8.	Bookings; and

9.	Book-to-Bill ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 16. Definitions of bookings, backlog, constant currency growth, DSO and net debt to capitalization are provided on pages 9 and 10. A discussion of bookings and book-to-bill ratios can be found on page 10 while ROIC and ROE are discussed on page 21.

Restatement of Prior Periods

During the fiscal year, CGI adopted CICA Handbook section 3064, “Goodwill and Intangible Assets” retrospectively, with restatement of prior periods. This MD&A reflects the impacts of these restatements on the audited consolidated financial statements for the fiscal years 2009, 2008, and 2007. The impacts of the restatements are immaterial. Please refer to Note 2a of our consolidated financial statements for further details.

TRANSFER AGENT
Computershare Trust Company of Canada
(800) 564-6253

INVESTOR RELATIONS
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

Corporate Overview

ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

—	Consulting—CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

—	Systems integration—CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

—
Management of IT and business functions (“outsourcing”)—Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best-suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) government and healthcare—helping organizations improve the performance of mission-critical functions through the innovative use of information technology; b) financial services—helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations; c) telecommunications and utilities—helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution—establishing flexible and customer-centered operating models that help clients lower costs and increase profitability; and e) manufacturing—helping clients leverage information technology to better manage the entire product lifecycle.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include ERP solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, United States of America and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.

VISION AND STRATEGY

Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.

The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

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

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.

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

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets—Canada, the U.S. and Europe and Asia Pacific, collectively covering approximately 76% of global IT spending—we are in a position to compete effectively on an international scale and win large contracts.

2009 HIGHLIGHTS

Recent economic events have underscored the need to focus on the fundamentals—delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channeling business development efforts to achieve our profitable growth strategy. CGI’s discipline in adhering to these fundamentals has allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients’ need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama, U.S.A. We also leveraged the economic downturn by presenting a service portfolio—Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses and workforce reductions. Highlights for the year are:

—	Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;

—	Revenue of $3.8 billion, an increase of 3.2% year-over-year;

—	The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;

—	Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;

—	Both basic and diluted EPS from continuing operations grew more than 9.6% compared to fiscal 2008;

—	DSO improved to 39 days from 50 days a year ago;

—	Generated cash of $630 million from continuing operations, an improvement of $275 million over 2008;

—	Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

As part of its build and buy strategy, the Company’s strategic expansion plans call for its profitable growth targets to be evenly split between acquisition and organic growth. Using our investment criteria, the Company reviewed several acquisition opportunities in fiscal 2009, but ultimately chose not to proceed because of timing, alignment or price considerations.

Capital Stock and Options Outstanding (as at November 5, 2009)

263,403,630 Class A subordinate shares
33,608,159 Class B shares
36,416,172 options to purchase Class A subordinate shares

Fiscal 2009 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote—GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote—GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and recently, in the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	9.30	Open:	8.80
High:	13.30	High:	12.66
Low:	8.30	Low:	6.63
Close:	12.54	Close:	11.69

Canadian* average daily trading volumes:	1,239,252
U.S. average daily trading volumes:	191,214

*	Includes the average daily volumes of both the TSX and Alternative Trading Systems.

CGI Stock Prices (TSX) for Fiscal 2009

Share Repurchase Program

On January 27, 2009, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (“NCIB”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company received approval from the TSX for its intention to make a NCIB. The NCIB enables CGI to purchase, on the open market, through the facilities of the TSX, up to 26,970,437 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2009 and ending on the earlier of February 8, 2010, or when the Company completes its maximum number of shares allowed to be purchased, or elects to terminate the bid.

During 2009 fiscal year, the Company repurchased 9,525,892 of its Class A subordinate shares for $99.9 million at an average price, including commissions, of $10.49, under the current and previous NCIB.

Overview of the Fiscal Year

KEY PERFORMANCE MEASURES

We use a combination of financial measures, ratios and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	–
Adjusted EBIT—is a measure of earnings before items not directly related to the cost of operations, such as financing costs, income taxes and non-controlling interest (see definition on p. 10). Management believes this best reflects the profitability of our operations.

	–	Diluted earnings per share from continuing operations—is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	–
Cash provided by continuing operating activities—is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

–
Days sales outstanding—is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day Company target.

Growth	–
Constant currency growth—is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of changes to better understand trends in the business.

	–	Backlog—represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

–
Book-to-Bill ratio—is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	–
Net Debt to Capitalization ratio—is a measure of our level of financial leverage net of our cash position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	–	Return on Equity—is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses investment funds to generate earnings growth.

–
Return on Invested Capital—is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

SELECTED ANNUAL INFORMATION

As at and for the years ended September 30	2009	2008	2007	Change 2009/2008	Change 2008/2007
Backlog1 (in millions of dollars)	10,893	11,645	11,696	–6.5%	–0.4%

Bookings (in millions of dollars)	4,059	4,145	3,190	–2.1%	29.9%
Revenue

Revenue (in ’000 of dollars)	3,825,161	3,705,863	3,633,945	3.2%	2.0%

Constant currency growth2	–1.9%	5.3%	7.4%
Profitability

Adjusted EBIT3 margin	12.0%	11.6%	11.2%

Earnings from continuing operations (in ’000 of dollars)	315,158	298,266	235,551	5.7%	26.6%

Earnings from continuing operations margin	8.2%	8.0%	6.5%

Net earnings (in ’000 of dollars)	316,466	293,132	237,294	8.0%	23.5%

Net earnings margin	8.3%	7.9%	6.5%

Basic EPS from continuing operations (in dollars)	1.03	0.94	0.71	9.6%	32.4%

Diluted EPS from continuing operations (in dollars)	1.02	0.92	0.70	10.9%	31.4%

Basic EPS (in dollars)	1.03	0.92	0.72	12.0%	27.8%
Diluted EPS (in dollars)	1.02	0.90	0.71	13.3%	26.8%

Balance sheet (in ’000 of dollars)

Total assets	3,899,910	3,680,558	3,471,861	6.0%	6.0%

Long-term financial liabilities4	302,741	326,916	516,470	–7.4%	–36.7%

Net debt5	(66,034)	332,199	384,312	–119.9%	–13.6%

Total long-term liabilities before clients’ funds obligations	527,401	545,967	736,753	–3.4%	–25.9%

Cash generation / financial structure

Cash provided by continuing operating activities (in ’000 of dollars)	630,244	355,670	544,115	77.2%	–34.6%

Net debt to capitalization ratio5	N/A	14.0%	16.8%

Days sales outstanding6	39	50	42	–22.0%	19.0%

1
Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Please refer to section below for more details.

2	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 13 for details.

3	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 16.

4
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

5
The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents (“net debt”) over the sum of shareholders’ equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative because our cash balance was greater than our long-term debt.

6	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.

FINANCIAL REVIEW

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 106% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $4.1 billion in bookings signed during the year, 52% came from new business, while 48% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 46% and 41% of total bookings, respectively. From a geographical perspective, the U.S. made up 58% of total bookings, followed by Canada at 33% and Europe at 9%.

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. Due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client, the values initially booked may change over time. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Significant Bookings in the Year

Announcement Date	Client	Duration	Value

October 14, 2008	Federal Communications Commission	10 years	US$25 million

Federal Communications Commission selected CGI as the prime contractor to provide its Momentum® financial management software and Financial Management Line of Business hosting solution as a part of the agency’s Core Financial System Replacement initiative.

October 20, 2008	North Carolina Department of Revenue	Three years	US$55.3 million

CGI will help improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf products configured specifically for the Department of Revenue’s needs.

March 10, 2009	Cigna	Multi-year	US$35 million per year

CGI will assume responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance.

March 17, 2009	Centers for Medicare & Medicaid Services	Five and one-half years	US$135 million

CGI was awarded the Medicare Advantage & Part D Maintenance and Enhancement Services contract for updating and enhancing the system’s performance and scalability.

March 25, 2009	Foresters	10 years	$182 million

CGI will deliver IT application maintenance and development services from its centres of excellence in Toronto, Halifax and Bangalore while IT infrastructure services including data centre mainframe, voice communications, IT help desk and distributed computing services will be delivered from its centres in Ontario.

April 7, 2009	General Services Administration	Five years	US$43 million

CGI will update the agency’s legacy billing and accounts receivable modules. Full life cycle services and infrastructure hosting are included in this contract.

April 8, 2009	Environmental Protection Agency	Three years	US$67 million

CGI has been selected by the U.S. Environmental Protection Agency to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to EPA on the national Environmental Information Exchange Network.

April 17, 2009	State of Louisiana	Three years	US$40 million

CGI is to deliver IT operations and service management to support Louisiana’s ongoing Road Home Program. To successfully manage the complex series of IT interactions that support the Road Home program, the CGI team will deliver application maintenance, user support, data warehouse services and reporting, as well as disaster recovery and continuity of operations planning.

May 14, 2009	General Services Administration (“GSA”)	Five years	US$52 million

CGI is to provide operations and maintenance support and software upgrades for the agency’s Pegasys financial management application. GSA’s Pegasys financial management system, which is hosted in CGI’s Phoenix data centre, is based on CGI’s market leading Momentum® financial management software. It supports users from 11 regions across the country and the processing of nearly 20 million transactions totaling over US$24 billion annually. Under this contract, CGI will provide project management, production support, testing, development and implementation support as well as software upgrades and maintenance.

July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million

Contract is extended for CGI’s award-winning Electronic Procurement System (eVA). Since CGI initially implemented the system in 2001, the Commonwealth used eVA to purchase $20 billion of products and services, with $11.6 billion purchased from small, minority or women-owned business, while saving the state and taxpayers more than $280 million.

August 27, 2009	Government of Canada	Four-year extension	$78 million

The Company has been working with Public Works and Government Services Canada to define, scope and implement Results Base Services through a CGI managed services delivery model.

October 9, 2009	General Services Administration	Five years	US$32 million

CGI is to provide data centre hosting and application management support of GSA’s Integrated Financial System, which is based on CGI’s Momentum® Financials software. This contract was signed prior to and announced subsequent to our year end.

October 13, 2009	Daimler Financial Services (“DFS”)	Five-year extension	Not released

CGI provides a full end-to-end applications management service for international Vehicle Asset Financing providing DFS with a cost-effective service to streamline and standardize its business processes, while at the same time maximizing operational savings by utilizing CGI’s industry leading outsourcing services. This contract was signed prior to and announced subsequent to our year end.

Foreign Exchange

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. However, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

The following tables show the variations of the closing and average exchange rates for our primary operating foreign currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at September 30 for the following fiscal years:

	2009	2008	2007	Change 2009/2008	Change 2008/2007

U.S. dollar	1.0722	1.0599	0.9963	1.2%	6.4%

Euro	1.5686	1.4923	1.4166	5.1%	5.3%

Indian rupee	0.0223	0.0228	0.0251	–2.2%	–9.2%

British pound	1.7158	1.8868	2.0313	–9.1%	–7.1%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

	2009	2008	2007	Change 2009/2008	Change 2008/2007
U.S. dollar	1.1804	1.0093	1.1134	17.0%	–9.3%

Euro	1.5944	1.5176	1.4809	5.1%	2.5%

Indian rupee	0.0242	0.0246	0.0262	–1.6%	–6.1%

British pound	1.8235	1.9877	2.1921	–8.3%	–9.3%

Revenue Distribution

The following charts provide additional information regarding our revenue mix for the year:

By Contract Type		By Geography		By Vertical Market
Management of IT and business functions (outsourcing)	58%	Canada	57%	Government and healthcare	34%
IT services	47%	U.S.	36%	Financial services	33%
BPS	11%	Europe	7%	Telecommunications and utilities	15%
Systems integration and consulting	42%			Retail and distribution	12%
				Manufacturing	6%

Revenue Variation and Revenue by Segment

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2009 and 2008 periods. The 2008 and 2007 revenue by segment is recorded reflecting the actual foreign exchange rates of each respective year.

For the years ended September 30 (in ’000 of dollars except for percentages)	2009	2008	2007	Change 2009/2008	Change 2008/2007

Revenue	3,825,161	3,705,863	3,633,945	3.2%	2.0%

Constant currency growth	–1.9%	5.3%	7.4%

Foreign currency impact	5.1%	–3.3%	–0.3%

Variation over previous year	3.2%	2.0%	7.1%

Canada revenue prior to foreign currency impact	2,172,441	2,335,566	2,251,326	–7.0%	4.0%

Foreign currency impact	7,218	–	–

Canada revenue	2,179,659	2,335,566	2,251,326	–6.7%	3.7%

U.S. revenue prior to foreign currency impact	1,178,329	1,086,513	1,115,449	8.5%	7.3%

Foreign currency impact	183,458	–	–

U.S. revenue	1,361,787	1,086,513	1,115,449	25.3%	–2.6%

Europe revenue prior to foreign currency impact	285,047	283,784	267,170	0.4%	7.4%

Foreign currency impact	(1,332)	–	–

Europe revenue	283,715	283,784	267,170	0.0%	6.2%

Revenue	3,825,161	3,705,863	3,633,945	3.2%	2.0%

Fiscal 2009 was marked by widespread economic difficulties, the ripples of which reached economies globally. Looking at the year in review, our first quarter was very strong, reaching one billion dollars of revenue, followed by three consecutive quarters where our clients felt the pressures of the economic downturn.

This downturn has caused a number of our clients to adopt a cautious approach, conserving cash and revisiting investment decisions with a focus on addressing near term profitability and cash flow pressures. We have seen them shift their buying behaviour from investing in systems integration and consulting projects to investing in long-term outsourcing or managed services arrangements. This shift has resulted in our systems integration and consulting (“SI&C”) revenue being impacted as some clients have suspended or stretched out their in-flight projects, deferred the kick-off of their new projects, chosen to have the same services delivered out of our global delivery centres, or re-evaluated their capital and operating budgets; all focused on providing an immediate relief to their margin challenges. These reactions, depending on the geography or vertical markets, have resulted in a reduction in our short-term project oriented revenues offset by an increase in bookings of long-term outsourcing or managed services contracts. The revenue streams for these long-term contracts will only start to be realized once the work has been transitioned to us which would normally follow three to six months after the execution of the contract.

For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing a 29% and 6% respective decrease year-over-year.

For fiscal 2008, revenue was $3,705.9 million, an increase of $71.9 million or 2.0% compared to fiscal 2007. On a constant currency basis, revenue increased by 5.3% compared to fiscal 2007. The unfavourable impact of foreign currency fluctuations amounted to $118.4 million or 3.3%, mainly due to U.S. dollar fluctuations. On a constant currency basis, the largest growth in our vertical markets was from telecommunications and utilities (13%), retail and distribution (8%) and financial services (3%).

CANADA
For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. However, we have seen the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.

For the year ended September 30, 2008, revenue from our Canada operating segment was $2,335.6 million, an increase of $84.2 million or 3.7% over 2007. On a constant currency basis, revenue grew by 4.0% or $89.5 million when compared to fiscal 2007. The growth was driven primarily by higher revenue from our SI&C activities, mainly in our telecommunications and utilities, retail and distribution, and financial services vertical markets, slightly offset by the completion of certain isolated outsourcing contracts.

U.S.
For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to last year. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continues to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we have seen cautious behaviour from certain U.S. clients as they have either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients, some of which are highlighted on page 11.

For the fiscal year ended September 30, 2008, U.S revenue increased by 7.3% or $80.9 million on a constant currency basis when compared to the same period of 2007. The unfavourable impact of foreign currency fluctuations represented $109.9 million or 9.9%, which resulted in an overall decrease of 2.6% for this segment. As noted, we grew on a constant currency basis, with the government and healthcare vertical market being the primary driver.

EUROPE
For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to last year. On a constant currency basis, there is an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to react similarly to those in North America: deferring discretionary projects, as clients invest in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.

In fiscal 2008, revenue from our Europe operating segment was $283.8 million, an increase of $16.6 million or 6.2% against 2007. On a constant currency basis, this segment grew by $19.9 million or 7.4%, with foreign currency fluctuations having an unfavourable impact of $3.3 million or 1.2%. The net growth in Europe was mainly a result of higher SI&C work from our telecommunication clients in Central Europe. During 2008, we also had incremental revenue from a new outsourcing contract in the financial services vertical market.

OPERATING EXPENSES

For the years ended September 30 (in ’000 of dollars except for percentages)	2009	% of revenue	2008	% of revenue	2007	% of revenue

Costs of services, selling and administrative	3,170,406	82.9%	3,110,760	83.9%	3,050,782	84.0%

Foreign exchange (gain) loss	(1,747)	0.0%	1,445	0.0%	3,457	0.1%

Amortization

Capital assets	61,412	1.6%	43,455	1.2%	32,396	0.9%

Contract costs related to transition costs	22,377	0.6%	17,925	0.5%	18,944	0.5%

Other intangible assets	100,829	2.6%	101,792	2.7%	121,881	3.4%

Impairment of other intangible assets	11,143	0.3%	–	0.0%	–	0.0%

Total amortization	195,761	5.1%	163,172	4.4%	173,221	4.8%

Costs of Services, Selling and Administrative

In 2009, we proactively managed our cost structure in response to prevailing economic conditions. When comparing fiscal 2009 to 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased to 82.9% from 83.9%, primarily due to improvements in gross margin driven by past and current restructuring and productivity initiatives, while our selling and administrative expenses as a percentage of revenue rose slightly by 0.3%. During the year, approximately $44.9 million was incurred, relating primarily to severances to realign our workforce, as well as to rationalize excess real estate in our operations. This proactive action will help us sustain our margins based on expected revenues. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $169.4 million. This impact has been offset by the $189.3 million exchange rate related benefits noted in our revenue section. We continue to look for opportunities to increase our operating margin and leverage our cost structure.

When comparing fiscal 2008 to fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue decreased from 84.0% to 83.9%. Our gross margin and selling and administrative ratios remained relatively consistent between the two years. During the year, fluctuations in foreign currencies favourably impacted our costs of services, selling and administrative by $103.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

Foreign Exchange (Gain) Loss

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments. The Financial Instruments section provides more detail on our hedging strategy.

Amortization

For year ended September 30, 2009, the increase in amortization expense for capital assets over 2008 is mainly due to additions of computer equipment made over the last year to support our clients and to improve our data centre infrastructure. In addition, we have relocated some of our offices and consequently have entered into more favourable lease agreements over the previous year. Leasehold improvements amortization has increased due to the investment in new additions as well as the accelerated amortization taken on excess space.

The increase in amortization expense of capital assets from 2007 to 2008 is also due mainly to additions in computer equipment for the same reasons as explained above. In addition, certain types of equipment that were previously financed through operating leases were purchased, thus increasing amortization expense.

The amortization of contract costs related to transition costs in 2009 also increased when compared to fiscal 2008. The majority of the increase came from new contracts signed during 2009 or near the end of 2008; as such contracts would have incurred none or very little amortization expense in the previous year. When comparing fiscal 2008 to 2007, the amortization of transition costs decreased due to the accelerated amortization taken in the second quarter of fiscal 2007 related to the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during 2007.

The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions and client relationships. When comparing fiscal 2008 to 2007, amortization of other intangible assets decreased due to the incremental amortization in fiscal 2007 associated with a business solution for our oil and gas clients in Western Canada, certain software licenses and other intangibles, such as trademarks and client relationships, being fully amortized, and the extension made to the useful life of a business solution to support the brokerage industry.

In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which did not impact our operating cash flows. This charge was related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations which were determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2008 and 2007.

For the 2009 and 2008 fiscal years, foreign currency fluctuations had an unfavourable impact on the total amortization by $7.5 million and favourable impact of $5.7 million, respectively.

ADJUSTED EBIT BY SEGMENT

For the years ended September 30 (in ’000 of dollars except for percentages)	2009	2008	2007	Change 2009/2008	Change 2008/2007

Canada	320,702	332,827	322,698	–3.6%	3.1%

As a percentage of Canada revenue	14.7%	14.3%	14.3%

U.S.	171,965	129,401	123,512	32.9%	4.8%

As a percentage of U.S. revenue	12.6%	11.9%	11.1%

Europe	18,639	24,692	23,152	–24.5%	6.7%

As a percentage of Europe revenue	6.6%	8.7%	8.7%

Corporate	(50,565)	(56,434)	(62,877)	–10.4%	–10.2%

As a percentage of revenue	–1.3%	–1.5%	–1.7%

Adjusted EBIT	460,741	430,486	406,485	7.0%	5.9%

Adjusted EBIT margin	12.0%	11.6%	11.2%

CANADA
In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease is primarily driven by the impact of our clients’ decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get recovered as some of our members were unassigned. During the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.

While transferring the delivery of services for some of our clients from our local delivery centres to our lower cost offshore operations has reduced our top line, we saw it generate positive impacts on the segment’s EBIT margin percentage. Our margin percentage increase can also be attributable to the benefits of the restructuring initiatives and other investment programs as mentioned above, taken during the past years, which ultimately improved our gross margin percentage over time. In addition, we have also addressed specific contracts not meeting our profitability standards.

For the fiscal period ended September 30, 2008, adjusted EBIT for our Canadian operating segment was $332.8 million, an increase of 3.1% or $10.1 million over 2007, while as a percentage of revenue, our margin remained stable at 14.3%. Excluding the relatively higher level of termination costs in the last quarter of 2008, our adjusted EBIT margin for Canada would have improved slightly over 2007.

U.S.
Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. The dollar increase is mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we have improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time. In addition, on a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%.

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

EUROPE
Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure in these challenging times.

Adjusted EBIT for our Europe operating segment was $24.7 million in fiscal 2008, up $1.5 million or 6.7% from fiscal 2007, while as a percentage of revenue, our margin remained stable at 8.7%. This increase was mainly due to the incremental margin earned on new contracts, as described in the revenue section.

Corporate

In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses which are not material for both fiscal 2009 and 2008.

In each of the last three fiscal years, corporate expenses as a percentage of revenue excluding foreign currency rate fluctuations have improved steadily, going from 1.6% in 2007, to 1.5% in 2008 and 1.4% at the end of fiscal 2009. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

EARNINGS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST

The following table provides, for the years indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

For the years ended September 30 (in ’000 of dollars except for percentages)	2009	% of revenue	2008	% of revenue	2007	% of revenue

Adjusted EBIT	460,741	12.0%	430,486	11.6%	406,485	11.2%

Restructuring costs related to specific items	–	0.0%	–	0.0%	23,010	0.6%

Interest on long-term debt	18,960	0.5%	27,284	0.7%	41,818	1.2%

Interest income	(2,908)	–0.1%	(5,570)	–0.2%	(9,451)	–0.3%

Other expenses	3,569	0.1%	3,341	0.1%	398	0.0%

Gain on sale of assets	–	0.0%	–	0.0%	(700)	0.0%

Earnings from continuing operations before income taxes and non-controlling interest	441,120	11.5%	405,431	10.9%	351,410	9.7%

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

Interest on Long-Term Debt

The year-over-year decrease in interest expense from fiscal 2007 to fiscal 2009 is mainly due to the combined impact on our credit facilities of the favourable variation in interest rates and of debt repayments made over the last three years.

Interest Income

Interest income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses. The variance from 2008 is due to a combination of lower interest rates, dividends and less interest received from government authorities.

Other Expenses

For the year ended September 30, 2009, other expenses include the favourable change of approximately $2.1 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings from continuing operations before income taxes and non-controlling interest. This favourable change is offset by interest charges associated with the settlement of prior year’s tax credits.

Income Taxes

Income tax expense was $125.2 million for the year ended September 30, 2009, compared to $106.3 million in fiscal 2008, representing an $18.9 million increase, while our effective income tax rate also increased from 26.2% to 28.4% year-over-year. During fiscal 2009, the Company settled tax liabilities related to prior years in CGI’s favour in the amount of $15.9 million. In fiscal 2008, similar circumstances yielded a reversal of $20.3 million of income tax provisions along with $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada. Without these impacts, the effective tax rate for 2009 and 2008 would have been 32.0% and 32.8%, respectively.

When comparing fiscal 2008 to 2007, income tax expense was $106.3 million, compared to $115.6 million in 2007, representing a $9.3 million decrease. Our effective income tax rate was 26.2% in fiscal 2008 due to the favourable tax settlements as explained above. Without the favourable impact in 2008, the income tax rate would have been 32.8% which is comparable to the rate in 2007 of 32.9%.

We continue to expect our effective tax rate before any significant settlements to be in the range of 31% to 33% in subsequent periods.

Non-Controlling Interest

The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and is currently at 34.2% compared to 35.3% in both fiscal 2008 and 2007.

NET EARNINGS

The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30 (in ’000 of dollars unless otherwise indicated)	2009	2008	2007	Change 2009/2008	Change 2008/2007

Earnings from continuing operations	315,158	298,266	235,551	5.7%	26.6%
Margin	8.2%	8.0%	6.5%

Earnings (loss) from discontinued operations, net of income taxes	1,308	(5,134)	1,743	–125.5%	–394.5%

Net earnings	316,466	293,132	237,294	8.0%	23.5%

Margin	8.3%	7.9%	6.5%
Weighted average number of Class A subordinate shares and Class B shares (basic)	306,853,077	317,604,899	329,016,756	–3.4%	–3.5%

Weighted average number of Class A subordinate shares and Class B shares (diluted)	310,345,241	322,804,287	333,876,564	–3.9%	–3.3%
Basic earnings per share from continuing operations (in dollars)	1.03	0.94	0.71	9.6%	32.4%

Diluted earnings per share from continuing operations (in dollars)	1.02	0.92	0.70	10.9%	31.4%

Basic earnings per share (in dollars)	1.03	0.92	0.72	12.0%	27.8%

Diluted earnings per share (in dollars)	1.02	0.90	0.71	13.3%	26.8%

For the year ended September 30, 2009, earnings from continuing operations increased by $16.9 million or 5.7% when compared to the prior year, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses, as described previously. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.3% in fiscal 2009 and 2008, respectively.

For the year ended September 30, 2008, the increase in earnings from continuing operations of 26.6% or $62.7 million was mainly a result of significantly improved operational profitability, the cumulative favourable income tax impact of $26.6 million in 2008, lower interest expense, as well as the benefits derived from the previously completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of 2007.

The loss from discontinued operations was mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in 2008.

CGI’s basic and diluted weighted average number of shares for fiscal 2009 was down versus the two prior years due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Liquidity

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2009, cash and cash equivalents were $343.4 million compared to $50.1 million in 2008. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2009, 2008, and 2007.

For the years ended September 30 (in ’000 of dollars)	2009	2008	2007	Change 2009/2008	Change 2008/2007

Cash provided by continuing operating activities	630,244	355,670	544,115	274,574	(188,445)

Cash used in continuing investing activities	(128,010)	(93,579)	(153,838)	(34,431)	60,259

Cash used in continuing financing activities	(197,802)	(300,166)	(416,793)	102,364	116,627

Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,300)	398	(3,962)	(11,698)	4,360

Net increase (decrease) in cash and cash equivalents from continuing operations	293,132	(37,677)	(30,478)	330,809	(7,199)

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES

Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue a year ago. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days, and to a lesser extent, by improved profitability.

Cash provided by continuing operating activities was $355.7 million or 9.6% of revenue for fiscal 2008. This is compared with $544.1 million or 15.0% of revenue in fiscal 2007. The year-over-year decrease is due to the following: 1) the cash inflows for the first quarter of 2007 were unusually high with $51.1 million of receipts having spilled over from the 2006 fiscal year as the year-end occurred on a weekend; 2) the $37.6 million final tax payment for fiscal 2007 that took place in the first quarter of 2008; 3) the $37.6 million year-over-year increase in the quarterly tax installments paid in 2008 that were based on the profitability of 2007, whereas the 2007 installments were based on the lower level of profitability in fiscal 2006; and, 4) the increase in DSO of eight days or approximately $80.0 million due to the timing of client milestone billings and pre-payments from our large outsourcing clients.

CASH USED IN CONTINUING INVESTING ACTIVITIES

The investments made during the year were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For the current year, a total of $128.0 million was invested, an increase of $34.4 million compared with the $93.6 million invested last year. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.

Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to the previous year. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.

The investments in intangible assets were $62.4 million, an increase of $1.5 million when compared to the $60.9 million invested in fiscal 2008. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions and software licenses as we look to reduce our costs through the expanded utilization of our offshore resources.

Comparing fiscal 2008 to 2007, there was a decrease of $60.3 million compared with the $153.8 million invested. The bulk of the decrease is attributed to: 1) as mentioned in the paragraph above, $29.2 million was received pertaining to a divestiture and no such event took place in 2007; 2) we spent $17.3 million for acquisitions whereas $3.9 million was spent in 2008; and 3) investments in intangibles were much lower in 2008 due to the timing of transition costs and reduction in business solutions spending as we increased the utilization of lower cost resources from our India Centres of Excellence.

CASH USED IN CONTINUING FINANCING ACTIVITIES

For the year ended September 30, 2009, continuing financing activities consumed $197.8 million, a decrease of $102.4 million over last year. During the year, we made net repayments of $130.6 million toward our long-term debt and credit facilities. In addition, $101.7 million was used towards the repurchase of CGI shares under the Normal Course Issuer Bid, offset by the proceeds received from the exercise of stock options for $16.1 million. There was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes, which occurred in the second quarter of 2009.

For fiscal 2008, continuing financing activities used $300.2 million, a decrease of $116.6 million over fiscal 2007. There were net repayments of $116.4 million on our credit facilities and long-term debt. In addition, $216.2 million was used for the repurchase of CGI shares under the Normal Course Issuer Bid, while the issuance of shares upon the exercise of stock options generated $32.4 million in proceeds.

For fiscal 2007, continuing financing activies consumed $416.8 million. During that year, we repaid $353.6 million on our credit facilities and purchased $128.5 million in CGI stock under the Normal Course Issuer Bid. The issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS FROM CONTINUING OPERATIONS

For the year ended September 30, 2009, we had an $11.3 million reduction in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents. This reduction was more than offset by a $18.6 million unrealized gain on translation of our long-term debt designated as hedges of our net investments in self-sustaining foreign operations. Neither the $11.3 million reduction nor the $18.6 million unrealized gain had an effect on net earnings as both amounts were recorded in comprehensive income.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,293.0 million. In 2009, total contractual obligations decreased by $195.4 million, primarily due to our repayments of long-term debt and rent payments made in the normal course of our operations.

					Payments due by period
Commitment type (in ’000s of dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

Long-term debt	245,983	4,642	220,131	21,210	–	–

Capital lease obligations	37,147	13,060	19,652	4,435	–	–

Operating leases

Rental of office space1	800,695	123,061	182,859	132,809	254,177	107,789

Computer equipment	20,528	13,587	6,689	252	–	–

Automobiles	10,890	4,107	5,303	1,480	–	–

CIA purchase obligation	10,832	10,832	–	–	–	–

Long-term service agreements	166,969	89,754	59,287	15,775	2,153	–

Total contractual obligations	1,293,044	259,043	493,921	175,961	256,330	107,789

1	Included in these obligations are $13.2 million of office space leases from past acquisitions.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2009, 34.2% of the shares of CIA remain to be purchased.

Capital Resources

	Total commitment	Available at September 30, 2009	Outstanding at September 30, 2009
(in ’000 of dollars)	$	$	$

Cash and cash equivalents	–	343,427	–

Unsecured committed revolving facilities1	1,500,000	1,359,279	140,721

Lines of credit and other facilities1	25,000	25,000	–

Total	1,525,000	1,727,706	140,721

1	Excluding any existing credit facility under non-majority owned entities.

2	Consists of drawn portion of $126.0 million and Letters of Credit for $14.7 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2009, cash and cash equivalents were $343.4 million, the amount available under our credit facilities was $1,359.3 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2009, CGI was in compliance with these covenants.

Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at September 30, 2009, no amount was drawn on this facility.

Total long-term debt decreased by $108.0 million to $283.1 million at September 30, 2009, compared with $391.1 million at September 30, 2008. The variation resulted primarily from the repayment of $103.6 million of the first tranche of our senior unsecured notes.

Financial Instruments

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivatives’ fair value is excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the remaining two tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in comprehensive income. An amount that will offset the related translation gain or loss arising from the re-measurement of the portion of the debt that is designated shall be reclassified each period from comprehensive income to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged. The fair value of the forward contracts on the principal repayments of the Senior U.S. unsecured notes represents $5.7 million and their weighted average exchange rate is at CDN$1.0182 per US$.

HEDGE ON NET INVESTMENT IN SELF-SUSTAINING FOREIGN SUBSIDIARIES

Effective December 1, 2008, the Company designated a debt of US$100 million as the hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12 million as the hedging instrument for part of the Company’s net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investment are recorded in comprehensive income. The effective portions of gains or losses on instruments hedging the net investment are also recorded in comprehensive income. The $18.6 million unrealized gain on translation of our US$100 million long-term debt and our €12 million contributed to the net debt reduction realized in 2009.

CASH FLOW HEDGES ON FUTURE REVENUE

During the 12 months ended September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates up until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities (please refer to Note 27 in our consolidated financial statements for further details). Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

Our cash flow hedges on revenue mitigated almost all the volatility of the net earnings margin resulting from the fluctuations of foreign currency rates. The potential increase or decrease of net earnings from changes in foreign currency rates is essentially coming from the effect of the translation of the financial statements of our foreign subsidiaries. Please refer to Note 27 to the consolidated financial statements for more information on the impact from fluctuations of foreign currencies on our financial results.

Selected Measures of Liquidity and Capital Resources

As at September 30	2009	2008	2007

Net debt to capitalization ratio	N/A	14.0%	16.8%

Return on equity1	14.2%	15.6%	12.9%

Return on invested capital2	14.0%	14.0%	11.6%

Days sales outstanding	39	50	42

1	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the last twelve months over the last four quarters’ average equity.

2
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents, net of the impact of the fair value of forward contracts.

As at September 30, 2009, the Company had no net debt, compared to the net debt to capitalization ratio of 14.0% reported one year ago and 16.8% in 2007. The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres or make acquisitions. Our cash-generating ability has allowed us to significantly pay down our debt balance, resulting in a net cash position.

Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2009, ROE stood at 14.2% compared to 15.6% in the prior year. The decrease of 1.4% is primarily due to the foreign exchange fluctuation impact as well as the reduced use of leverage financing.

As we paid down debt and increased our cash balance, the ROIC would have increased by 0.7% compared to fiscal 2008. However, this increase was offset by the unrealized foreign exchange fluctuation recorded under comprehensive income. As a result, ROIC remained at 14.0% in fiscal 2009, same as in the prior year.

Cash is essential for growth and for that reason, CGI needs to ensure our cycle of service to billings to collection is timely. It is even more important now to have a healthy balance of cash with the current economic conditions. Our DSO improved by 11 days to 39 days when compared with last year. This is the result of our initiatives in the past year to set better milestones in the billing cycle and of our ability to monitor our overdue accounts more diligently.

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

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $41.9 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees, which would have a materially adverse effect on its consolidated financial statements.

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

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2009, we had committed for a total of $124.0 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; and investing in our business solutions. Funds were also used to expand our global delivery network throughout the world as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2010.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our people and their knowledge are key to delivering quality service to our clients. With a workforce of 26,000 members, our human resource program provides competitive compensation and benefits, a favourable working environment, training and career development programs, to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 85% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan, which align member objectives with the strategic goals of CGI. As well, all members share in the success of the Company in the Profit Participation Program.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration.

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30 (in ’000 of dollars)	2009	2008	2007

Revenue	108,139	124,461	120,010

Accounts receivable	10,542	12,050	9,310

Work in progress	5,937	5,939	3,648

Contract costs	8,706	11,206	13,746

Deferred revenue	3,351	2,715	1,868

Joint Venture: Supplementary Information

The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30 (in ’000 of dollars)	2009	2008	2007

Revenue	101,964	87,887	94,111

Net earnings	13,412	10,506	14,464

Current assets	37,608	36,543	40,303

Non-current assets	2,998	1,333	4,429

Current liabilities	14,721	15,040	16,879

Non-current liabilities	445	518	366

Fourth Quarter Results

In the fourth quarter of fiscal 2009, we continued our business development activities to further enhance the quality of our sales funnel. At the same time, as with prior quarters, we continued to proactively rationalize our cost structure addressing resource utilization and productivity initiatives in order to improve our margins prospectively.

REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2009 and 2008. The 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year.

For the three months ended September 30 (in ’000 of dollars except for percentages)	2009	2008	Change

Revenue	926,051	929,198	–0.3%

Constant currency growth	–1.4%	2.6%

Foreign currency impact	1.1%	0.2%

Variation over previous period	–0.3%	2.8%

Canada revenue prior to foreign currency impact	529,158	559,845	–5.5%

Foreign currency impact	(1,795)	–

Canada revenue	527,363	559,845	–5.8%

U.S. revenue prior to foreign currency impact	320,387	296,798	7.9%

Foreign currency impact	14,481	–

U.S. revenue	334,868	296,798	12.8%

Europe revenue prior to foreign currency impact	65,992	72,555	–9.0%

Foreign currency impact	(2,172)	–

Europe revenue	63,820	72,555	–12.0%

Revenue	926,051	929,198	–0.3%

For the fourth quarter of 2009, revenue was $926.1 million, representing a 1.4% decrease on a constant currency basis. The impact of foreign currency was 1.1%, primarily due to the favourable U.S. dollar fluctuation. On a constant currency basis, the largest growth in our vertical markets was from financial services (16%) and government & healthcare (3%).

CANADA
Revenue in Canada was $527.4 million for the fourth quarter ended September 30, 2009. This represents a decrease of 5.8% or $32.5 million on a constant currency basis against the comparable quarter of 2008. Of this decrease, approximately $27.0 million related to the non-renewal of a low margin contract while the remainder related to clients deferring the start-up of new projects or choosing to have their services delivered from our offshore centres of excellence.

U.S.
Revenue in the U.S. was $334.9 million for the three months ended September 30, 2009, up from $296.8 million in the same period a year ago. This represents a 7.9% or $23.6 million increase on a constant currency basis. The increase was mainly driven by the financial services vertical market, partially offset by decreased work in the telecommunications and manufacturing verticals.

EUROPE
Revenue in Europe was $63.8 million in the fourth quarter of fiscal 2009. This compares to the $72.6 million in the fourth quarter of 2008, representing a constant currency decrease of 9.0% year-over-year. The decline was mainly driven by lower revenues associated with certain clients in Central Europe and Australia as clients reacted to their market conditions by deferring new projects or suspending in-flight projects. Year-over-year, the negative impact of foreign currency fluctuations of $2.2 million is mainly from the the weakening of the British pound against the Canadian dollar.

ADJUSTED EBIT BY SEGMENT

For the three months ended September 30 (in ’000 of dollars except for percentage)	2009	2008	Change

Canada	98,729	69,343	42.4%

As a percentage of Canada revenue	18.7%	12.4%

U.S.	36,825	41,168	–10.5%

As a percentage of U.S. revenue	11.0%	13.9%

Europe	2,267	6,911	–67.2%

As a percentage of Europe revenue	3.6%	9.5%

Corporate	(11,693)	(12,167)	–3.9%

As a percentage of revenue	–1.3%	–1.3%

Adjusted EBIT	126,128	105,255	19.8%

Adjusted EBIT margin	13.6%	11.3%

CANADA
For the three months ended September 30, 2009, adjusted EBIT was $98.7 million, an increase of $29.4 million when compared with the fourth quarter of 2008. The margin improved from 12.4% to 18.7%. The margin percentage increase was attributable to the benefits of the restructuring initiatives and other investment programs made during the past periods which have improved our gross margin percentage over time. These have helped increase the productivity of our resources by better aligning our operations in the context of the current economic conditions. As well certain of these previously executed investments focused on improving the asset utilization of our data centres. In addition, our margin also improved due to the non-renewal of a contract that was not meeting our profitability targets.

U.S.
Adjusted EBIT in our U.S. operating segment for the three months ended September 30, 2009 was $36.8 million, representing a decrease of 10.5% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 11.0%, down from 13.9% a year ago. During the quarter, a $10.3 million impairment was taken predominantly for enhancements being developed on certain finance-related business solutions as their future cash flow projections no longer cover the book value of the investment as clients chose to defer or cancel their projects due to the changing market conditions. Excluding this impact, the U.S. adjusted EBIT would have been 14.1%, a slight improvement over the prior year’s comparable quarter.

EUROPE
For the three months ended September 30, 2009, adjusted EBIT was $2.3 million, representing a decrease of $4.6 million when compared to the fourth quarter of 2008, while our margin decreased from 9.5% to 3.6%. The slow-down is due to certain clients in Central Europe and Australia who have cut their investments in IT projects. The decrease is furthered by restructuring costs of approximately $2.3 million in our efforts to realign our organizational structure to improve resource utilizations within Europe.

CORPORATE
For the quarter ended September 30, 2009, corporate expenses decreased slightly by $0.5 million to $11.7 million, representing 1.3% of revenue, in line with the prior year. Excluding the foreign exchange impact, corporate expenses as a percentage of revenue was 1.5% and 1.3% for the last quarter of fiscal 2009 and 2008, respectively. We continue to implement initiatives to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

NET EARNINGS

For the three months ended September 30 (in ’000 of dollars unless otherwise indicated)	2009	2008	Change

Adjusted EBIT	126,128	105,255	19.8%

Margin	13.6%	11.3%

Interest on long-term debt	3,497	6,372	–45.1%

Interest income	(1,125)	(997)	12.8%

Other expenses	1,397	1,682	–16.9%

Earnings from continuing operations before income taxes and non-controlling interest	122,359	98,198	24.6%

Income taxes	39,719	22,706	74.9%

Tax rate	32.5%	23.1%

Non-controlling interest, net of income taxes	90	229	–60.7%

Loss from discontinued operations, net of income taxes	–	(1,677)	–100.0%

Net earnings	82,550	73,586	12.2%

Margin	8.9%	7.9%
Weighted average number of Class A subordinate shares and Class B shares (basic)	302,739,070	309,295,434	–2.1%

Weighted average number of Class A subordinate shares and Class B shares (diluted)	307,221,737	313,749,478	–2.1%

Basic earnings per share (in dollars)	0.27	0.24	12.5%

Diluted earnings per share (in dollars)	0.27	0.23	17.4%

Earnings from continuing operations before income taxes and non-controlling interest have increased by $24.2 million or 24.6% over the fourth quarter of 2009. The increase is primarily the result of improved productivity in our Canada segment and lower interest charges on our long-term debt.

We did not incur any income tax adjustments this quarter compared to the same quarter in 2008. In the fourth quarter of 2008, there was a favourable income tax benefit of $9.5 million mainly pertaining to the determination of prior years’ tax liabilities after reaching the final agreements with tax authorities. Excluding this benefit in the fourth quarter of 2008, income taxes would have been $32.2 million, representing a rate of 32.8% compared to 32.5% in the fourth quarter of 2009.

During the fourth quarter of fiscal 2009, we repurchased 6,109,448 of our Class A subordinate shares for $65.4 million at an average price, including commissions, of $10.70 under our Normal Course Issuer Bid.

SUMMARY OF QUARTERLY RESULTS

As at and for the three months ended	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007

Backlog (in millions of dollars)	10,893	11,772	12,019	11,400	11,645	11,638	11,672	11,690

Bookings (in millions of dollars)	549	1,059	1,676	775	982	986	1,043	1,134

Revenue

Revenue (in ’000 of dollars)	926,051	950,419	948,319	1,000,372	929,198	950,468	930,770	895,427

Year-over-year growth	–0.3%	0.0%	1.9%	11.7%	2.8%	4.0%	–0.2%	1.3%

Constant currency growth	–1.4%	–4.5%	–5.6%	4.3%	2.6%	6.5%	5.4%	6.3%

Cost of services, selling and administrative expenses (in ’000 of dollars)	745,553	791,890	795,886	837,077	781,729	797,837	780,539	750,655

% of revenue	80.5%	83.3%	83.9%	83.7%	84.1%	83.9%	83.9%	83.8%

Profitability

Adjusted EBIT margin	13.6%	11.9%	11.3%	11.4%	11.3%	11.7%	11.7%	11.8%

Earnings from continuing operations (in ’000 of dollars)	82,550	76,530	76,444	79,634	75,263	81,766	69,201	72,036

Earnings from continuing operations margin	8.9	8.1	8.1	8.0	8.1	8.6	7.4	8.0

Net earnings (in ’000 of dollars)	82,550	76,530	77,667	79,719	73,586	77,989	68,877	72,680

Net earnings margin	8.9%	8.1%	8.2%	8.0%	7.9%	8.2%	7.4%	8.1%

Basic EPS from continuing operations (in dollars)	0.27	0.25	0.25	0.26	0.24	0.26	0.22	0.22

Diluted EPS from continuing operations (in dollars)	0.27	0.25	0.25	0.26	0.24	0.25	0.21	0.22

Basic EPS (in dollars)	0.27	0.25	0.25	0.26	0.24	0.25	0.21	0.22

Diluted EPS (in dollars)	0.27	0.25	0.25	0.26	0.23	0.24	0.21	0.22

Weighted average number of Class A subordinate shares and Class B shares— Basic (in ’000s)	302,739	307,647	308,500	308,274	309,295	315,385	321,835	323,927

Weighted average number of Class A subordinate shares and Class B shares— Diluted (in ’000s)	307,222	311,500	311,412	310,655	313,749	320,745	326,942	329,785

Balance sheet (in ’000 of dollars)

Total assets	3,899,910	3,988,216	3,938,735	3,985,914	3,680,558	3,655,789	3,556,946	3,634,931

Long-term financial liabilities	302,741	324,892	345,904	436,860	326,916	378,920	391,076	475,637

Net debt	(66,034)	15,895	105,417	259,450	332,199	368,747	361,947	330,999

Total long-term liabilities before clients’ funds obligations	527,401	557,235	582,004	675,900	545,967	589,198	605,108	684,077

Cash generation / financial structure

Cash provided by continuing operating activities (in ’000 of dollars)	192,450	170,894	187,299	79,601	82,942	105,882	45,869	120,977

Net debt to capitalization ratio	N/A	0.6%	4.0%	9.6%	14.0%	15.6%	15.2%	14.3%

Days sales outstanding	39	41	42	52	50	48	44	39

In response to the tough economic conditions, our clients re-examined the timing of their investment strategies and restructured their spending to address their cash and margin challenges. These cautious actions resulted in lower or deferred IT spending which, in turn, affected our revenue level. We responded to this challenge by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts as observed in the gradual improvement in constant currency growth since the second quarter of 2009. In addition, we continue to deliver our services within the set timeframe and budget to our clients.

We also remained competitive by focusing on key fundamentals as evidenced by: 1) the increase in adjusted EBIT margin; 2) the increase in net earnings margin over the past year; 3) the relatively higher EPS in the quarters of fiscal 2009 compared to the quarters in fiscal 2008; 4) the significant net debt decrease over the year; 5) the higher levels of cash provided by our operating activities, and 6) the improved DSO.

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

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies

The audited, consolidated financial statements for the years ended September 30, 2009, 2008, and 2007 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, “Goodwill and intangible assets”.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a)
Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other intangible Assets” and Section 3450, “Research and Development Costs”. The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The provision of Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labour costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets. Please see Note 2a to the consolidated financial statements for further details of the adjustments.

b)
Section 1400, “General Standards of Financial Statement Presentation”, includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC 173”), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009.

Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 2 to the September 30, 2009, audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

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

Consolidated statements of earnings
Areas impacted by estimates	Consolidated balance sheets		Revenue	Costs of services, selling and administrative	Amortization/ impairment	Income taxes

Goodwill	■				■

Income taxes	■					■

Contingencies and other liabilities	■			■

Accrued integration charges	■			■

Revenue recognition	■	1	■

Stock-based compensation	■			■

Investment tax credits and government programs	■			■

Impairment of long-lived assets	■				■

1	Accounts receivable, work in progress and deferred revenue.

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

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

REVENUE RECOGNITION

The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

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

INVESTMENT TAX CREDITS AND GOVERNMENT PROGRAMS

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of our plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

At the current time, Business Combinations and Revenue Recognition sections have been identified as having the most effort required as we convert to IFRS.

In January 2009, the CICA issued the following new Handbook sections:

i)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), “Consolidated and Separate Financial Statements”. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO THE MARKET

Economic risk—The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

RISKS RELATED TO OUR INDUSTRY

The competition for contracts—CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts—As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals—There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others—Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts—Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS

Business mix variations—The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations—We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable—In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk—If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks—In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments—Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

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

Risk related to human resources utilization rates—In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks—Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation—CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with acquisitions—A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations—The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks—The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2009. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost Inc., a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. Please refer to page 22 of this MD&A for supplementary financial information about Innovapost Inc.

Legal Proceedings

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80.0 million and counterclaims of approximately $10.0 million.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.

By: /s/ André Imbeau
Date: December 18, 2009	Name: André Imbeau
Title: Executive Vice Chairman of the Board and Corporate Secretary

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.