Form 40-F
period 2010-09-30
CGI GROUP INC
filed 2010-12-23
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2010
Commission file number 1-14858
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,684,791 Class A Subordinate Shares, 33,608,159 Class B Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐      82-____     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was require ed to submit and post such files). Yes ☐ No ☐

Undertaking
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
Controls and Procedures
     The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2010. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.
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
     The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Claude Boivin, Richard B. Evans and Gilles Labbé.
     The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:
-	Gilles Labbé, and

-	Eileen A. Mercier
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
     In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:
•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee;

•	At each meeting of the Audit and Risk Management Committee a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.
Fees Paid to External Auditors
During the years ended September 30, 2010 and September 30, 2009, CGI paid the following fees to its external auditors:

	Fees paid
Service retained	2010(a)	2009(b)
Audit fees	$2,594,000	$3,152,914
Audit related fees (c)	$482,061	$2,676,048
Tax fees (d)	$108,380	$173,697
All other fees(e)	$4,989	—
Total fees paid	$3,189,430	$6,002,659

(a)	The fees billed for the year ended September 30, 2010 were for services rendered by Ernst & Young LLP, the Company’s current external auditors.

(b)	The fees billed for the year ended September 30, 2009 were for services rendered by Deloitte & Touche LLP, the Company’s former external auditors.

(c)	The audit related fees billed by the external auditors for the year ended September 30, 2010 were in relation to service organization control procedures audits and assistance and International Financial Reporting Standards transition assistance, and those billed for the year ended September 30, 2009 were in relation to service organization control procedures audits, accounting consultations and employee benefit plan audits.

(d)	The tax fees billed by the external auditors for the year ended September 30, 2010 were in relation to tax research and advisory services and those billed for the year ended September 30, 2009 were in relation to tax research and interpretation, support activities related to tax audit, and preparation of personal tax returns, principally on behalf of expatriates. None of the persons for whom tax returns were prepared were officers of the Company.

(e)	The other fees billed by the external auditors for the year ended September 30, 2010 were in relation to government contract compliance services.
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
Corporate Governance Practices
With the exception of the membership of the Committee which has one member who is not considered to be an independent director, CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.
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

Tabular Presentation of Contractual Obligations
As of September 30, 2010, the Registrant’s known contractual obligations were as follows:

	Payment due by period
Contractual Obligations		Less than	2nd and 3rd	4th and 5th	After
(in ‘000 of Canadian dollars)	Total	1 year	years	years	5 years
Long-Term Debt Obligations	1,096,171	95,169	973,386	26,225	1,391
Capital (Finance) Lease Obligations	57,705	19,408	27,764	9,038	1,495
Operating Lease Obligations(1)	917,834	135,003	223,209	172,874	386,748
Purchase Obligations	118,084	64,600	46,374	6,482	628
Total	2,189,794	314,180	1,270,733	214,619	390,262

(1)	Included in these obligations are $16.8 million of office space leases from past acquisitions.
Information to be Filed on This Form
     The following materials are filed as a part of this Annual Report:
1.	Annual Information Form for the fiscal year ended September 30, 2010

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2010

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations
     The following documents are filed as exhibits to this Annual Report:
23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM
For the fiscal year ended
September 30, 2010

December 13, 2010

i

ii

This Annual Information Form is dated December 13, 2010 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2010, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.
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
Subsidiaries
The following is a list of the subsidiaries of CGI (i) whose total assets represent more than 10% of CGI’s consolidated assets as at September 30, 2010, or (ii) whose sales and operating revenues represent more than 10% of CGI’s consolidated sales and operating revenues for the year ended September 30, 2010. Each subsidiary is 100% owned by its immediate parent company.
In addition to its principal operating subsidiaries, CGI has a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure
The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 13, 2010, 235,942,404 Class A subordinate voting shares and 33,608,159 Class B shares, were issued and outstanding. These shares represent respectively 41.2% and 58.8% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, and an unlimited number of Second Preferred Shares (“Second Preferred Shares”), also issuable in series. As of December 13, 2010 there were no preferred shares outstanding.
The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares” on page 3, and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 13, 2010 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.
Stock Splits
As of December 13, 2010, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:
•	August 12, 1997 on a two for one basis;

•	December 15, 1997 on a two for one basis;

•	May 21, 1998 on a two for one basis; and

•	January 7, 2000 on a two for one basis.
Market for Securities, Trading Price and Volume
CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 224,260,187 Class A subordinate voting shares were traded on the Toronto Stock Exchange during the year ended September 30, 2010 as follows:

	High(a)	Low(a)
Month	($)	($)	Volume
October 2009	13.90	12.07	21,680,326
November 2009	13.50	12.11	19,703,686
December 2009	14.78	13.02	14,982,923
January 2010	15.21	13.93	19,158,920
February 2010	15.24	13.86	14,671,557
March 2010	15.74	14.76	16,558,608
April 2010	15.64	14.64	17,893,843
May 2010	16.66	14.73	22,172,541
June 2010	16.80	15.77	20,097,411
July 2010	16.79	14.34	21,647,153
August 2010	15.33	14.38	13,714,616
September 2010	15.79	14.35	21,978,603

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases
On January 27, 2010, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares during the next year. See Significant developments of the most recent three fiscal years — Fiscal Year ended September 30, 2010 — Significant Developments later in this document.
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
Audit Committee Information
The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 37 and the disclosure under the heading Report of the Audit and Risk Management Committee on page 46 and following of CGI’s Management Proxy Circular dated December 13, 2010 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.
Directors and Officers
Directors
The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 7 to 13, and the table on board of directors committee membership on page 35 of CGI’s Management Proxy Circular dated December 13, 2010 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.
Officers
The following table states the names of CGI’s senior officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
R. David Anderson Montreal, Quebec Canada	Executive Vice-President and Chief Financial Officer
François Boulanger Brossard, Quebec Canada	Senior Vice-President and Corporate Controller
Benoit Dubé St-Lambert, Quebec Canada	Executive Vice-President and Chief Legal Officer
Julie Godin Verdun (Ile des soeurs), Quebec Canada	Senior Vice-President, Human Resources, Leadership & Organizational Development

Name and place of residence	Principal occupation
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
André Imbeau Beloeil, Quebec Canada	Founder, Executive Vice-Chairman of the Board and Corporate Secretary
Eva Maglis Montreal, Quebec Canada	Senior Vice-President and General Manager
Claude Marcoux Sainte-Foy, Quebec Canada	Senior Vice-President and General Manager
Doug McCuaig Toronto, Ontario Canada	President, Canada
Donna S. Morea Falls Church, Virginia USA	President, U.S., Europe and Asia
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President, Chief Technology and Quality Officer
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
Claude Séguin Montreal, Quebec Canada	Senior Vice-President, Corporate Development and Strategic Investments
George Schindler Fairfax, Virginia USA	President, CGI Federal
Nazzic Turner Oakton, Virginia USA	Senior Vice-President and General Manager

Benoit Dubé was appointed Executive Vice-President and Chief Legal Officer on June 4, 2010 and prior to his appointment was a Vice-President in the Company’s law department. Prior to joining the Company in August of 2009, Julie Godin was President of Oxygène Santé Corporative Inc., which was acquired by the Company on August 13, 2009. Ms. Godin joined CGI with the title Administrative Vice-President. She was appointed an officer of the Company on July 26, 2010 and was appointed Senior Vice-President, Human Resources, Leadership & Organizational Development October 1, 2010. Eva Maglis was appointed as an officer of the Company on July 26, 2010 and became responsible, in her capacity as Senior Vice-President and General Manager, for CGI’s Global Infrastructure Services, Solutions & Consulting on October 1,2010. Prior to his appointment as President, Canada on June 4, 2010, Doug McCuaig was Senior Vice-President. He was appointed as an officer of the Company on July 26, 2010. Claude Marcoux, George Schindler and Nazzic Turner were also appointed by the Board of Directors as officers of the Company on July 26, 2010. Except as noted above, all of the officers named in the table have either held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years.

     Ownership of Securities on the Part of Directors and Officers
The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on page 5 of CGI’s Management Proxy Circular dated December 13, 2010 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.
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
CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix A, and are posted on the Company’s web site at www.cgi.com.
Business Structure
The Company’s activities are divided in the following segments: (i) Canada, (ii) U.S. and India (collectively “U.S.”), and (iii) Europe and Asia Pacific (collectively “Europe”).
The following table shows the revenues for each of the segments in 2010 and 2009 as well as the related foreign currency impacts:

	(In ‘000 of dollars)

Segment	2010	2009
Canada
Before foreign currency impact	$2,121,123	$2,179,659
Foreign currency impact	($8,711)
Canada revenue	$2,112,412	$2,179,659
U.S.
Before foreign currency impact	$1,588,746	$1,361,787
Foreign currency impact	($188,347)
U.S. revenue	$1,400,399	$1,361,787
Europe
Before foreign currency impact	245,522	$283,715
Foreign currency impact	($26,216)
Europe revenue	$219,306	$283,715
Total	$3,732,117	$3,825,161

Services Offered by CGI
CGI provides end-to-end IT services and BPS to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India.
In addition, CGI has an extensive solutions portfolio of more than 100 solutions that contribute value to our application services offering, including the following:
•	Momentum™ is an integrated enterprise resource planning suite with over 100 installations across the three branches of the U.S. federal government, including 16 agencies subject to the Chief Financial Officer and Federal Financial Reform Act of 1990.

•	CGI’s AMS Advantage™ is an enterprise resource planning suite that 25 U.S. state governments rely on to support financial management.
•	MSuite®, PrimeSuite™ are robust wealth management solutions widely adopted in the Canadian financial industry.
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
Human Resources
As of December 13, 2010, CGI had approximately 31,000 professionals. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had a member share purchase plan in place for several years. From the beginning, the Company has had a Profit Participation Plan which, from 1990 onwards, has been based on the performance of its business units and overall corporate results.

CGI Offices and Global Delivery Model
CGI and its affiliated companies operate in more than 125 offices. More than 5,500 members representing approximately 20% of CGI’s global workforce serve the Company’s clients from global delivery centers located on three continents. These delivery centers enable CGI to provide its clients with the right mix of onshore, nearshore and offshore IT services that best suits their business needs.
CGI’s delivery centers and its main offices are listed on pages 20 and 21 of the business booklet of CGI’s Annual Report for fiscal 2010 entitled Thank You, which information is incorporated by reference. The 2010 Annual Report was filed with Canadian securities regulatory authorities and is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the business booklet and of the financial booklet of the 2010 Annual Report will be provided promptly to shareholders upon request.
All CGI’s offices are located in rented premises with the exception of one property that we own in Montreal where one of our data centres is located, and an office building we own in Mumbai but that is built on land that we lease.
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
As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system of which the Client Partnership Management Framework (“CPMF”) forms part, is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. Following its merger with IMRglobal in July 2001, CGI gained applications development centres in Mumbai and Bangalore in India, which have achieved SEI CMMI Level 5 quality certification and ISO 27001 security management system certification.
CGI also obtained ISO 9001 certification for the application of its Member Partnership Management Framework in its operations and, in 2004, we similarly obtained ISO 9001 certification for the portion of our operations covered by our Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community.

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
Today, large IT firms’ revenues are generated by systems integration or outsourcing projects aimed at comprehensive business solutions. Both public and private sector organizations are looking for new ways to provide better services at lower cost. For organizations, the emergence of internet applications and web based business models have shortened implementation time for solutions while increasing pressure to retain scarce professional resources. Their need to concentrate on core competencies and to increase flexibility explains why companies increasingly turn to externally sourced professionals for the development and management of some of their specialized functions, including information systems. They are demanding proven technological solutions implemented rapidly at a lower total cost of ownership and operation.
Prospective clients continue to place significant emphasis on cost reductions and are therefore inclined to consider outsourcing part or all of their IT services. These factors help to explain the popularity of global outsourcing services.
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
Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations. We define this measure as earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense. Management believes this measure best reflects the profitability of our operations.

•
Diluted earnings per share from continuing operations attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	•
Cash provided by continuing operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	•
Constant currency growth — is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	•	Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•
Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•
Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•
Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

Fiscal Year ended September 30, 2010
     Significant Developments
As a result of the restructuring initiatives implemented in fiscal 2009, we have positioned ourselves to compete strategically and seize opportunities as our economy emerges from the recession. Over the year, we returned to positive constant currency growth, enjoyed record high earnings margins, and continued to improve on our key indicators. Clients slowly regained confidence in the economy and have increased their willingness to reinvest in their IT initiatives. On the buy side of our strategy, we acquired Stanley, Inc. (“Stanley”) to expand our U.S. presence and to give CGI an entry into the U.S. federal defence market. Highlights for the year are:
•	Bookings of $4.6 billion;

•	Book-to-bill ratio of 124%;

•	Constant currency growth of 3.4%;

•	Adjusted EBIT margin remained strong at 13.7%;

•	Basic and diluted EPS from continuing operations grew by 23.3% and 21.6% respectively;

•	Return on equity reached 16.4%;

•	Return on invested capital remains high at 16.3%;

•	Cash provided by continuing operating activities remained strong, representing 14.8% of revenue; and

•	Repurchased 35.6 million Class A subordinate voting shares of the Company.

     Acquisition of Stanley Inc.
On May 7, 2010, CGI announced a definitive merger agreement with Stanley, a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. Under the terms of the merger agreement, CGI, through an indirect wholly-owned subsidiary, CGI Fairfax Corporation (“CGI Fairfax”), commenced a cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share. As a condition to CGI entering into the merger agreement, certain executive officers of Stanley, who held approximately 13% of the Stanley shares, entered into a stockholders agreement with CGI pursuant to which they agreed, among other things, to tender their shares pursuant to the offer.
On August 17, 2010, CGI completed its cash tender offer and accepted for purchase approximately 95% of the Stanley shares. CGI Fairfax subsequently effected a “short-form” merger under Delaware law, and Stanley became an indirect wholly-owned subsidiary of CGI. As a result of the merger, all then-outstanding Stanley shares, other than those held by CGI Fairfax, were cancelled and converted into the right to receive $37.50 per share in cash.
Total cash consideration for this transaction was $923.2 million, and was funded from CGI’s cash on hand and existing credit facilities.
In line with our fourth pillar of strategic growth, Stanley’s operations will increase our scale and our capabilities to serve the U.S. federal government, expanding our offering into the defense and intelligence space.
We filed copies of the merger agreement and the stockholders agreement as “material documents” on SEDAR on May 7, 2010. We also filed a Business Acquisition Report in relation to our acquisition of Stanley on SEDAR on October 29, 2010.
Our results for the year incorporate the operations of Stanley subsequent to August 17, 2010. Since the completion of the transaction, we have focused on the integration of Stanley into CGI and to date $20.9 million of acquisition-related and integration costs have been incurred. We expect approximately $5.4 million to be incurred over the next fiscal year. To date, on a run-rate basis, approximately 87% or $23.4 million of our annual synergy target has been realized with the remainder expected to be achieved in the next nine months. The Company expects to realize an earnings per share accretion rate of approximately 15% to 20% for this transaction over the next 12 to 24 months.
     Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 124% for the year. Of the $4.6 billion in bookings signed during the year, 51% came from new business, while 49% came from extensions and renewals.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 45% and 36% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 42% and Europe at 5%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

     Significant Bookings in the Year

Announcement Date	Client	Duration	Value

October 5, 2009	U.S. Environmental Protection Agency (“EPA”)	Seven years	Not released

CGI Federal will deliver IT infrastructure support services to the EPA under the newly established ITS-EPA II program and will assist the Office of Environmental Information in achieving more innovative, agile, and scalable IT services for the ITS-EPA II program. The seven-year agreement, awarded to seven vendors includes a US$955 million ceiling value over the BPA ´s period of performance and positions.

November 3, 2009	Yellow Pages Group	10-year extension	$100 million

CGI will manage the applications and infrastructure of Yellow Pages Group’s computer network, as well as other projects, namely business intelligence and the optimization of the company’s research tools.

November 5, 2009	U.S. Department of Housing and Urban Development (“HUD”)	One year renewal	US$58.1 million

CGI administers HUD multi-family housing programs in California, Florida, New York, Ohio and Washington, DC, in conjunction with its state and local housing agency partners.

December 15, 2009	North American financial institutions	New contracts & renewals	$1.1 billion

CGI has signed new contracts and renewals with North American financial institutions totaling $1.1 billion during its fiscal 2010 first quarter (October-December). Services provided under these new deals include systems integration, application maintenance, IP-based solutions as well as long term, multi-year managed services contracts.

January 19, 2010	U.S. Department of State and U.S. Agency for International Development	10 years	US$395 million

CGI will provide systems integration, consulting services, and operational support for more than 5,000 Joint Financial Management System users in more than 300 posts and missions around the world.

April 6, 2010	Telekomunikacja Polska Group	Three years	Not released

CGI frameworks will be deployed to help TP Group consolidate its current multi application, multi vendor environment to improve overall time to market and total cost of ownership.

May 4, 2010	California Department of Health Care Services	10 years	US$168 million

CGI partners with ACS to deliver enhanced fiscal intermediary administrative services and an advanced Medicaid Management Information System for California’s Department of Health Care Services.

May 18, 2010	Centers for Medicare & Medicaid Services	Five years	US$73.2 million

CGI will continue the modernization, application management, and maintenance efforts on three external websites that provide information to 44 million beneficiaries and millions more healthcare providers and other stakeholders.

Announcement Date	Client	Duration	Value

June 17, 2010	State of Maine	11 years	Not released

CGI will deliver managed application services for the State’s AMS Advantage® enterprise resource planning system which supports financial management and procurement operations. CGI will host the State’s AMS Advantage ERP system and provide disaster recovery services. CGI will also manage operations of all technical aspects of the system during the term of the contract.

June 29, 2010	Atlantic Lottery Corporation	Seven years	$125 million

CGI will manage Atlantic Lottery’s data center and provide related application support and development.

July 7, 2010	The Beer Store	Seven years	Not released

This new agreement establishes CGI as the infrastructure IT supplier for The Beer Store, and also encompasses infrastructure services for Brewers Distributor Ltd. (BDL), a wholesale distributor of beer and the collector of returnable, refillable and recyclable beer containers within the four Western Canadian Provinces, as well as Northwest Territories and the Yukon.

July 20, 2010	Rexel Group	Six years	$50 million

This new agreement, which will support productivity improvements, establishes CGI as not only one of the preferred IT suppliers for Rexel’s Canadian operations, but also for Rexel’s U.S. operations.

July 29, 2010	Manulife Financial	Until 2013	Not released

Under the contract renewal, CGI will continue to leverage its Halifax delivery center to provide systems development, maintenance and integration services to Manulife Financial.

August 9, 2010	eHealth Ontario	Six years	$46 million

CGI will design, build, implement and manage a province-wide chronic disease management system and portal which will be used initially to better manage diabetes care, a top clinical priority for eHealth Ontario.

August 11, 2010	Plexxus	Five years	$34 million

CGI will support Plexxus in the design, build, implementation and management of on-going IT services including SAP supply chain and finance systems for Plexxus, a not-for-profit organization and its 12 member hospitals.

September 30, 2010	U.S. General Services Administration	Five years	US$46 million

Under the Data.gov Dataset Hosting Services BPA, CGI will provide hosting services for this important government information, as well as technology tools for dataset analysis, and professional services.

October 5, 2010	Bombardier Aerospace	Five years	US$160 million

CGI will be responsible for delivering various types of IT infrastructure services to Bombardier Aerospace, including end-user device support, service desk, telephony and local area network. CGI is also responsible for Canadian legacy application support. This contract was signed prior to but announced subsequent to our year-end.

     Share Repurchase Program
On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares during the next year. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal 2010, the Company repurchased 35,602,085 of its Class A subordinate voting shares for $516.7 million at an average price including commissions of $14.51, under the current and previous NCIB. As at September 30, 2010, the Company may purchase up to an additional 7.0 million shares under the current NCIB.
     Foreign currency impact
The impact of foreign currency during fiscal 2010 decreased revenues by 5.8%. This compares with an increase of 5.1% in fiscal 2009, and a reduction of 3.3% in fiscal 2008. The foreign currency impact in 2010 was mainly due to the weakening of the U.S. dollar.
Fiscal Year ended September 30, 2009
     Significant Developments
Economic events in fiscal 2009 underscored the need to focus on the fundamentals — delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channeling business development efforts to achieve our profitable growth strategy. CGI’s discipline in adhering to these fundamentals allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients’ need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama, U.S.A. We also leveraged the economic downturn by presenting a service portfolio — Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses, and workforce reductions.
Highlights for the year were:
•	Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;

•	Revenue of $3.8 billion, an increase of 3.2% year-over-year;

•	The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;

•	Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;

•	Both basic and diluted earnings per share from continuing operations grew more than 9.6% compared to fiscal 2008;

•	DSO improved to 39 days from 50 days a year ago;

•	Generated cash of $630 million from continuing operations, an improvement of $275 million over 2008; and

•	Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

As part of its build and buy strategy, the Company’s strategic expansion plans called for its profitable growth targets to be evenly split between acquisition and organic growth. Using our investment criteria, the Company reviewed several acquisition opportunities in fiscal 2009, but ultimately chose not to proceed because of timing, alignment or price considerations.
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

CGI helps improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf products configured specifically for the Department of Revenue’s needs.

March 10, 2009	Cigna	Multi-year	US$35 million per year

CGI assumed responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance.
March 17, 2009	Centers for Medicare & Medicaid Services	Five and one-half years	US$135 million

CGI was awarded the Medicare Advantage & Part D Maintenance and Enhancement Services contract for updating and enhancing the system’s performance and scalability.

March 25, 2009	Foresters	10 years	$182 million

CGI delivers IT application maintenance and development services from its centres of excellence in Toronto, Halifax and Bangalore while IT infrastructure services including data centre mainframe, voice communications, IT help desk and distributed computing services are delivered from its centres in Ontario.

April 7, 2009	General Services Administration	Five years	US$43 million

CGI updates the agency’s legacy billing and accounts receivable modules. Full life cycle services and infrastructure hosting are included in this contract.

Announcement Date	Client	Duration	Value

April 8, 2009	Environmental Protection Agency	Three years	US$67 million

CGI was selected by the U.S. Environmental Protection Agency to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to EPA on the national Environmental Information Exchange Network.

April 17, 2009	State of Louisiana	Three years	US$40 million

CGI delivers IT operations and service management to support Louisiana’s ongoing Road Home Program. To successfully manage the complex series of IT interactions that support the Road Home program, the CGI team delivers application maintenance, user support, data warehouse services and reporting, as well as disaster recovery and continuity of operations planning.

May 14, 2009	General Services Administration	Five years	US$52 million

CGI provides operations and maintenance support and software upgrades for the agency’s Pegasys financial management application. The Pegasys financial management system, which is hosted in CGI’s Phoenix data centre, is based on CGI’s market leading Momentum® financial management software. It supports users from 11 regions across the country and the processing of nearly 20 million transactions totalling over US$24 billion annually. Under this contract, CGI provides project management, production support, testing, development and implementation support as well as software upgrades and maintenance.

July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million

Contract was extended for CGI’s award-winning Electronic Procurement System (eVA). Between the implementation of the system in 2001 and the end of fiscal 2009, the Commonwealth used eVA to purchase $20 billion of products and services, with $11.6 billion purchased from small, minority or women-owned business, while saving the state and taxpayers more than $280 million.

August 27, 2009	Government of Canada	Four-year extension	$78 million

The Company has been working with Public Works and Government Services Canada to define, scope and implement Results Base Services through a CGI managed services delivery model.

October 9, 2009	General Services Administration	Five years	US$32 million

CGI provides data centre hosting and application management support of the agency’s Integrated Financial System, which is based on CGI’s Momentum® financial management software. This contract was signed prior to and announced subsequent to our fiscal 2009 year end.

October 13, 2009	Daimler Financial Services (“DFS”)	Five-year extension	Not released

CGI provides a full end-to-end applications management service for international Vehicle Asset Financing providing DFS with a cost-effective service to streamline and standardize its business processes, while at the same time maximizing operational savings by utilizing CGI’s industry leading outsourcing services. This contract was signed prior to and announced subsequent to our fiscal 2009 year end.

     Share Repurchase Program
On January 27, 2009, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Class A subordinate voting shares during the one year period ended February 8, 2010. The Company received approval from the Toronto Stock Exchange for its intention to make the Normal Course Issuer Bid, which allowed CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 26,970,437 Class A subordinate voting shares for cancellation.
During fiscal 2009, the Company repurchased 9,525,892 of its Class A subordinate voting shares for $99.9 million at an average share price including commissions of $10.49, under the then current and the previous Normal Course Issuer Bid.
     Foreign currency impact
The impact of foreign currency during fiscal 2009 increased revenues by 5.1%. This compares to a reduction of 3.3% in fiscal 2008 and 0.3% in fiscal 2007. The foreign currency impact in 2009 was mainly due to the strengthening of the U.S. dollar.
Fiscal Year ended September 30, 2008
     Significant Developments
CGI delivered strong financial performance throughout fiscal 2008. Steady organic and profitable growth as well as leading margins characterized our operational performance. The Company booked 30% more new business in fiscal 2008 compared with the previous year and the more significant bookings are outlined below. As part of its build and buy strategy, the Company’s strategic expansion plans called for its growth targets to be evenly split between acquisition and organic growth. Using our disciplined investment criteria, the Company reviewed several acquisition opportunities in fiscal 2008, but ultimately chose not to proceed because of timing, alignment or price.
Instead, cash was re-invested in organic growth, reducing debt and buying back shares as part of the Company’s Normal Course Issuer Bid. During the year, we repaid $106.2 million of our credit facility net of drawings, and repurchased 19.9 million shares for $213.5 million.
     Bookings
The Company booked new business that exceeded its revenue, resulting in a book-to-bill ratio of 112% for the year. The book-to-bill ratio is stated as a proportion of total bookings to revenue for the period. New business booked in the year was across all verticals and geographies. Our three largest verticals for bookings were government and healthcare, financial services, and telecommunications and utilities, making up approximately 40%, 35% and 13% of total bookings, respectively. From a geographical perspective, Canada made up 51% of total bookings, followed by the U.S. and Europe at 41% and 8%, respectively.
All geographies showed year-over-year booking improvements highlighted by Canada with 47% followed by Europe and U.S. with improvements of 26% and 15%, respectively.
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
Prior to this transaction, management regularly reviewed CGI’s operating results based on its two lines of business — IT services and BPS. Subsequent to this divestiture, the Company integrated BPS into its ITS line of business to drive incremental operating efficiencies (see the heading Business Structure earlier in this document).

     Share Repurchase Program
On February 5, 2008, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Class A subordinate voting shares during the one year period ended February 6, 2009. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid, which allowed CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate voting shares for cancellation.
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
     The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.
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

     Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
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
     Client concentration risk
We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.
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
     Regulatory risk
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
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
TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent for the Company’s Class A subordinate voting shares and Class B shares is Computershare Investor Services Inc. whose head office is situated in Toronto, Ontario. Share transfer service is available at Computershare’s Montreal, Quebec, and Toronto, Ontario, offices as well as at the principal office of Computershare Trust Company, N.A. in Golden, Colorado.
AUDITORS
The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Company’s Audit and Risk Management Committee.
ADDITIONAL INFORMATION
The Company will provide to any person, upon request to the Corporate Secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative financial statements of the Company for the year ended September 30, 2010 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 13, 2010 and (iv) a copy of the business booklet and of the financial booklet of the 2010 Annual Report of the Company.
Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 13, 2010.
Additional financial information in relation to the last fiscal year ended September 30, 2010, is presented in the audited consolidated financial statements and in the Management’s Discussion & Analysis contained in the financial booklet of the 2010 Annual Report entitled Numbers.
The documents mentioned above are available on www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
Telephone: (514) 841-3200
Fax: (514) 841-3299

APPENDIX A
CGI GROUP INC.
FUNDAMENTAL TEXTS
The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Mission, Vision, and Values	2
CGI Management Foundation	12
Charter of the Board of Directors	18
Charter of the Corporate Governance Committee	27
Charter of the Human Resources Committee	33
Charter of the Audit and Risk Management Committee	38
Code of Ethics and Business Conduct	49
Executive Code of Conduct	67
Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI Group Inc. by Insiders	70

Fundamental Texts of CGI Group Inc.

© CGI Group Inc.
December 2009
CGI proprietary

CGI

Fundamental Texts of CGI Group Inc.

Presentation
This set of documents presents the fundamental texts that define CGI and its management approach. The fundamental texts address not only members of the board of directors, CGI’s executive team and the company’s shareholders, but also all CGI members as well as anyone who wishes to consult them. Their main objective is to provide a better understanding of the most essential aspects of the company. It is our hope that this understanding will generate a shared vision of what constitutes CGI and of the community of thought that is essential to the company’s success. The document will also provide all CGI members with an understanding that will allow them to participate fully in the life of the company and to better represent CGI.
THE FUNDAMENTAL TEXTS INCLUDE:

1. Dream, Mission, Vision and Values

Dream, Mission, Vision and Values
This document constitutes Chapter 1 of the Fundamental Texts of CGI Group Inc. It begins with the mission statement of the company and is followed by the vision, the dream and the values of CGI. By “dream,” we essentially mean the intent or initial desire that led to the creation of our company and continues to drive its operation and growth. It also extends to the main principles and governing ideas that define the company’s philosophy in its important cultural and organic aspects. This presentation of CGI’s dream and values is therefore intended to impart in a succinct manner the company’s character, essence, dynamism, values and culture, and the creative impulse that culminated in its creation and of which it is an extension.

A.	THE CGI DREAM

A number of governing ideas inspired the creation of CGI and continue to drive its development. These ideas constitute what we call the CGI “dream.” It is a dream based on a set of values to which we are profoundly attached.

The dream has allowed us to assemble, all around the world, a team of extraordinary men and women who share it and are building a company that reflects their aspirations — who are, in fact, building their “own” company. Over the years, our team has built a clientele we are extremely proud of and whom we are dedicated to serving with the utmost skill.

This dream has its roots in the original and simple idea that first motivated CGI’s founders when they created the company:

“To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.”

From this very basic idea grew an entire business philosophy.

It goes without saying that creating this type of environment is particularly challenging in consulting companies such as ours. Personnel generally work at client locations, making it difficult to develop a sense of belonging through a shared workplace. There is the risk of certain people being “forgotten” when they spend long periods at a client site, and this risk is amplified when these individuals have few CGI colleagues working on the same engagement.

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

With this mission statement, we are endeavouring to describe not only the company’s purpose, but also our ambition and values. In doing so, we hope, in a few words, to advance an overall understanding of these essential aspects of CGI.

Our vision is to be a world class IT and business process services leader helping our clients win and grow.

The following section will foster a more thorough comprehension of the dream associated with this mission and the values referred to in the mission statement.

C.	THE CGI CULTURE AND VALUES
To succeed in creating a highly favourable environment within such a context, CGI has fostered a corporate culture rooted in participation in the company and focused on each of its members. Developing a corporate culture, despite members often working at a distance, began with explicitly defining and then sharing common values. Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, humane management philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the company’s values, and will deliver high-quality services at a competitive price, while meeting the company’s profitability objectives. The growth and profitability generated as a result will allow CGI to offer its shareholders a superior and sustained return on their investment.
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

At CGI, we believe that accomplishing outstanding work provides one with a strong sense of fulfilment. Our high-quality work allows us to forge rewarding relationships with our colleagues and clients and to experience the pleasure of our own creativity when we find an ideal solution to address our clients’ needs.

To this end, we strongly encourage our members to develop a listening attitude to ensure that an understanding of the client’s particular situation and needs takes priority in all that we do. For this reason, we foster a culture of independence, objectivity and integrity. We want our clients to know that we understand their objectives and are committed to finding the solution that is right for them. Our flexibility in establishing customized business relationships demonstrates our keen interest in our clients’ objectives, cultural environment and values.

This in-depth understanding of our clients’ objectives is one of the keys to our success and is as present in our short-term engagements as it is in our outsourcing contracts extending over multiple years.

However, embracing the objectives of our clients goes far beyond simply understanding them. It demands, for example, that we sincerely commit to offering the very best of ourselves in order to demonstrate to clients that we support them as completely as if we were their own employees. It is essential that they “experience our commitment.”

3.	ADOPTING A CARING, HUMANE APPROACH TOWARDS OUR MEMBERS

Although the demands of our industry are considerable, CGI has always believed that this in no way conflicts with the very humane and caring approach we take in all of the relationships we foster. And while our human resources policies and Member Partnership Management Framework embody this concern and commitment, for CGI, this is also an issue of maturity and genuine leadership. It is a question of the quality of “being.” To foster this attitude of caring and sensitivity towards others, CGI has led by example. Since the inception of the company, this approach has been transmitted, most notably through the example set by our founders as well as by teamwork and the CGI Leadership Institute, and is today an integral component of CGI’s spirit and culture.
4.	FOCUSING ON SYNERGY AND THE STRENGTH OF TEAMWORK

CGI favours the accomplishment of work through synergy, which refers to the pooling of our members’ skills, experience and creative abilities in all aspects of corporate life. Whether deciding on the direction to take in a service proposal or determining the best solution for a client, we incorporate synergy into everything we do.

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

It is important that our members consider CGI as “their” company and that they participate in its growth and development. Involvement in professional groups that help maintain CGI’s leadership position is just one of the many such forms of participation.

However, for this involvement in the company to be complete and rewarding, we feel it necessary that all CGI members be able to also share in the benefits generated by their activities. For this reason, since its founding, CGI has offered all of its members the opportunity to be shareholders and owners of their company. To this end, CGI has implemented a Share Purchase Plan, through which it pays half the cost of shares up to a certain amount. Members also qualify for a portion of the company’s annual profits when objectives are met (Profit Participation Plan). This capital sharing opportunity has existed since CGI was established.

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
FOR OUR SHAREHOLDERS

Our external shareholders can rest assured that, as fellow owners, all of CGI’s members have their mutual interests at heart, i.e. a desire to see the company grow and the drive to execute each contract in a way that will yield the targeted profit margin. This also impacts business development, for, as shareholders, our members strive to promote the company’s growth, but will not sacrifice profitability by submitting counter-productive bids. And finally, shareholders are also assured that all of our members will manage the company’s costs as if they were their own.

FOR OUR MEMBERS

As members and shareholders, we feel above all that the growth in value, which we are contributing to, does provide us with a lucrative return over the long term. It is indeed more stimulating to work for a company that values the sharing of wealth. This also guarantees greater transparency in the management of the company. Because we must communicate our financial results to everyone, all of CGI’s managers are more accountable to the people they lead and are more likely to involve them in the decision process. We believe that our approach to corporate ownership fosters greater overall dynamism and cohesiveness of action. This also allows us to attract and retain individuals with a genuine desire to build and develop the company.

6.	PROMOTING ROBUST, HEALTHY AND SUSTAINED GROWTH TO THE BENEFIT OF ALL STAKEHOLDERS

Robust, healthy and sustained growth is vital to the company’s success. Much of our clientele consists of large companies with operations extending over many countries. We are committed to serving these clients well, often through long-term relationships that require us to deploy professionals in sufficient numbers where clients operate. The growth of our clients’ business requires that we grow with them. Also, as a result of our success, an increasing number of clients call upon us to provide them with services. Robust growth is therefore intrinsic to the nature of the business we are in.

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

It follows that there ought to be an equilibrium of interests among all of the company’s core stakeholders: clients, members and shareholders.
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

CGI’s dream is being fulfilled every day through the constant efforts of our members who share and believe in this dream. It is also achieved through a disciplined management approach that is based on the company’s objectives to produce high quality work for its clients, promote the development of its members and provide high value to its shareholders.

2. CGI Management Foundation

CGI Management Foundation
INTRODUCTION
In the above diagram, we have assembled the key elements that define and guide the management of CGI. For this reason, these elements have been called the CGI Management “Foundation.” They reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the CGI Management Foundation and deserve to be emphasized:
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
Thus, it offers a certain amount of freedom in order to remain focused on our essential goal: to provide high-quality services truly adapted to our clients’ needs.

We will now examine the individual elements of the Foundation.
DREAM, MISSION, VISION, VALUES, QUALITY POLICIES, STRATEGIC DIRECTIONS AND PLANS
Dream, Mission, Vision, Values, Quality Policies, Strategic Directions & Plans
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
GOVERNANCE POLICIES AND FRAMEWORKS, HUMAN RESOURCES POLICIES, FINANCIAL POLICIES AND ORGANIZATIONAL MODEL
Governance Policies, Management Frameworks, HR Policies, Financial Policies & Organizational Model
The first component of the second section refers to the company’s governance policies and frameworks. These policies and frameworks are comprised of the following documents:
1)	The Charters of the Board of Director and its committees;

2)	the Codes of Ethics, to which members, officers and directors of the company must adhere;

3)	the Operations Management Framework, which outlines the delegation framework with respect to decision making (e.g. who may authorize and sign a million dollar proposal; who may authorize promotion to a vice-president’s position).
The second component involves human resources policies. All new members of the CGI team are asked to read You and CGI, which outlines all of the company’s human resources policies, from compensation and training to career development.

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
Finally, the organizational model favoured by CGI is one that provides considerable autonomy to our business units. This model consists of creating business units in major cities in the regions that we serve. We also put a high priority on establishing solid business relationships within these regions, particularly with the decision makers from the companies operating in these cities. Each of these “metropolitan” business units is structured according to the key economic sectors served by CGI (finance, telecommunications, etc.). The implementation of a service offering for clients which have operations in multiple regions or countries is achieved through collaboration among business units, which, in the case of large contracts and particularly those involving outsourcing, can result in entire business units being dedicated to our major clients or to groups of clients who share the same needs. Consulting services and centres of expertise throughout CGI ensure that knowledge, strategies and leading-edge solutions are shared within the entire company.
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
The first is the Client Partnership Management Framework. CGI’s leadership position in its industry is contingent upon its ability to deliver services of the highest quality to its clients at competitive prices and within the established time frames. The Client Partnership Management Framework is the basis of how we manage our relationships with our clients. For each of type of mandates (outsourcing, projects, and consulting services), this framework guides our teams in the achievement of all phases of their work, from the proposal to its completion of the mandate. It is based not only on our best practices, but also relies on the industry’s best standards and practices. A rigorous, regular program to evaluate the satisfaction of our clients allows us to measure our progress and continuously improve our practices. This evaluation is conducted on a face-to-face basis with the client, who must sign the evaluation. Each year, CGI establishes improvement objectives based on the results obtained the previous year.
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

Client Satisfaction Assessment Program	Member Satisfaction Assessment Program	Shareholder Satisfaction Assessment Program
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

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Independent Director” means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

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

3.	COMPOSITION
3.1	The majority of the Board of Directors shall be comprised of Independent Directors. The application of the definition of Independent Director to the circumstances of each individual director is the responsibility of the Board of Directors which will disclose on an annual basis whether it is constituted with the appropriate number of directors which are Independent Directors and the basis for its analysis. The Board of Directors will also disclose which directors are Independent Directors or not and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Company.

3.2	The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company’s best interests. Each director shall comply with the Company’s formal code of ethics and business conduct that governs the behaviour of members, directors and officers and shall complete and file annually with the Company any and all documents required pursuant to such formal code of ethics and business conduct with respect to conflict of interests. This matter will also be reviewed annually by the Corporate Governance Committee. The Board of Directors will monitor compliance with said code as well as with the Company’s executive code of conduct applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions within the Company. The Board will also be responsible for the granting of any waivers from compliance with the codes for directors and officers. The Board of Directors will disclose in due time the adoption of such codes as well as all waivers and specify the circumstances and rationale for granting the waiver.

3.3	The Board of Directors, following advice of its Corporate Governance Committee, is responsible for evaluating its size and composition and establishing a Board comprised of members who facilitate effective decision-making. The Board of Directors has the ability to increase or decrease its size.

3.4	It is a general requirement under the Company’s corporate governance practices that all directors possess both financial and operational literacy. In addition, the membership of the Board of Directors will include a sufficient number of directors who are Financially Literate and at least one director who qualifies as a financial expert as defined in the applicable corporate governance rules imposed by regulatory bodies in order to ensure that the Audit and Risk Management Committee membership complies with those rules.

3.5	A director who makes a major change in principal occupation will forthwith disclose this fact to the Board of Directors and will offer his or her resignation to the Board of Directors for consideration. It is not intended that directors who retire or whose professional positions change should necessarily leave the Board of Directors. However, there should be an opportunity for the Board of Directors to review the continued appropriateness of the Board of Directors membership under such circumstances.

3.6	The Board of Directors is responsible for approving new nominees to the Board. New directors will be provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest. The prospective candidates should fully understand the role of the Board of Directors and its committees and the contribution expected from individual directors and the Board of Directors will ensure that they are provided with the appropriate information to that effect. In addition, the Board of Directors will ascertain and make available to its members, when required, continuing education as per the business and operations of the Company.
4.	RESOURCES
4.1	The Board of Directors will implement structures and procedures to ensure that it functions independently of management.

4.2	The Board of Directors appreciates the value of having certain members of senior management attend each Board of Directors meeting to provide information and opinion to assist the directors in their deliberations. The Executive Chairman of the Board will seek the Board of Directors’ concurrence in the event of any proposed change to the management attendees at Board of Directors meetings. Management attendees will be excused for any agenda items which are reserved for discussion among directors only.
5.	RESPONSIBILITIES AND DUTIES
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

5.1	General Responsibilities
5.1.1	The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Executive Chairman of the Board and the Chief Executive Officer and other members of senior management.

5.1.2	The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company’s strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company’s business.

5.1.3	As part of the responsibility of the Board of Directors to oversee management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.

5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5	The officers of the Company, headed by the Executive Chairman of the Board and the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board of Directors with respect to long term strategic, financial, organizational and related objectives.

5.1.6	The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Executive Chairman of the Board in particular.

5.1.9	The Board of Directors is responsible for overseeing a Communication Policy for the Company. In doing so, the Board of Directors will ensure that the policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.

5.1.10	The Board of Directors will oversee the integrity of the Company’s internal control and management information systems.

5.1.11	The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company’s consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:
i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.
5.1.13	The Board of Directors will also receive reports and consider:
i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.
5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15	The Board of Directors will, together with the Executive Chairman of the Board develop a position descriptions for the Executive Chairman of the Board and the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Executive Chairman of the Board is responsible for meeting and assess management’s performance in relation to such objectives. The Board of Directors will raise any concerns related to the performance of the Chief Executive Officer with the Executive Chairman of the Board as appropriate.

5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee’s mandate.
5.2	Annual Assessment of the Board of Directors

The Board of Directors will annually review the assessment of the Board of Directors’ performance and recommendation provided by the Corporate Governance Committee. The objective of this review is to increase the effectiveness of the Board of Directors and contribute to a process of continuous improvement in the Board of Directors’ execution of its responsibilities. It is expected that the result of such reviews will be to identify any areas where the directors and/or management believe that the Board of Directors and/or the directors individually could make a better contribution to the affairs of the Company. The Board of Directors will take appropriate action based upon the results of the review process.

5.3	Committees
5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2	Each committee operates according to a Board of Directors approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7	The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee and the Executive Chairman of the Board as well as the skills and desires of individual Board members, all in accordance with the mandates of such committees approved by the Board.

5.3.8	The Audit Committee shall be composed only of Independent Directors. All members of the Audit Committee shall be Financially Literate and at least one member shall be a financial expert within the meaning of applicable regulatory requirements.
5.4	Lead Director
5.4.1	The Lead Director shall be an Independent Director. He will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3	The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company’s affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Executive Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5	The Lead Director shall chair Board meetings when the Executive Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

5.4.9	The Lead Director shall, in conjunction with the Executive Chairman of the Board, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Executive Chairman of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.
5.5	Review of the Board Mandate

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
6.	COMMUNICATIONS POLICY
6.1	The Board of Directors will consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company’s website and the adequacy of resources available within the Company to respond to shareholders through the office of the Corporate Secretary and otherwise. However, the Board of Directors believes that it is the function of the management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. It is expected, if communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response.

6.2	The Board of Directors has the responsibility for monitoring compliance by the Company with the corporate governance requirements and guidelines of the Toronto Stock Exchange and the New York Stock Exchange. The Board of Directors will approve the disclosure of the Company’s system of governance and the operation of such system.

3.2 Charter of the Corporate Governance Committee
IMPORTANT NOTE
Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1. interpretation
“Committee” means the Corporate Governance Committee of the Board of Directors of the Company.

“Independent Director” means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

1.	OBJECTIVES

The Committee is responsible for: (a) developing the Company’s approach to Board governance issues and the Company’s response to the corporate governance guidelines; (b) reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board of Directors of the Company and management.

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

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.
4.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:
5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.
5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.
5.2	General Responsibilities
Board Members
5.2.1	Review criteria regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors and as to criteria to determine “relatedness” as well as profile of the Board of Directors (age, geographical representation, disciplines, etc.) and establish a Board of Directors comprised of members who facilitate effective decision-making.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3	Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; and assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

5.2.6	Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7	Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Lead Director.
Director Orientation
5.2.8	As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.
Compliance
5.2.9	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.10	Review proposed amendments to the Company’s by-laws before making recommendations to the Board of Directors.
Codes of Business Conduct
5.2.11	Periodically review and make recommendations to the Board of Directors with respect to the Company’s formal code of ethics and business conduct for its members, directors and officers and its executive code of conduct applicable to the Company’s principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.12	Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Corporate Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.
Corporate Governance Principles
5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

5.2.14	In conjunction with the Executive Chairman of the Board of Directors, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

5.2.16	Advise the Board of Directors on the disclosure to be contained in the Company’s public disclosure documents, such as the Company’s annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.17	Generally advise the Board of Directors on all other matters of corporate governance.
External and Internal Resources
5.2.18	Retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.2.19	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.2.20	Have adequate resources to discharge its responsibilities;

5.2.21	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.2.22	The Chair of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

Shareholder Proposals
5.2.23	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chairman of the Board as appropriate.
5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

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

“Committee” means the Human Resources Committee of the Board of Directors of the Company.

“Independent Director” means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

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

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Executive Chairman of the Board.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.
5.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:
5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.
5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.
5.2	General Responsibilities
5.2.1	The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources planning, compensation of members of the Board of Directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:
5.2.2.1	Management’s succession plans for Executive Officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

5.2.2.2	Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.3	Recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other Executive Officers, corporate objectives which the Executive Chairman of the Board and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives, monitoring of the Executive Chairman of the

Board’s performance and providing advice and counsel in the execution of his duties;

5.2.2.4	Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for the Chief Executive Officer of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

5.2.2.5	Remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.6	Employment and termination arrangements for senior management;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8	Appointment of new officers as appropriate;

5.2.2.9	Significant organizational changes;

5.2.2.10	The Committee’s proposed executive compensation report to be contained in the Company’s annual proxy circular;

5.2.2.11	Management development programs for the Company;

5.2.2.12	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

5.2.2.13	Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.
5.2.3	The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors including those relating to compensation of officers and senior employees and the manpower resources of the Company.
5.3	Other Responsibilities
5.3.1	The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes and to assess and review, on an annual basis or as deemed appropriate, the independence of such external advisors.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.
5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

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

“Committee” means the Audit and Risk Management Committee of the Board of Directors of the Company.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

“Independent Director” means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators and as amended and in effect as of June 30, 2005, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee will assist the Board of Directors in fulfilling its oversight responsibilities. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, the internal auditors and the external auditors.

3.	COMPOSITION
3.1	The Committee shall consist solely of Independent Directors, all of whom shall be Financially Literate and at least one of whom shall be a financial expert as defined in the applicable corporate governance rules imposed by regulatory bodies.

3.2	Following each annual meeting of shareholders, the Board of Directors shall elect three or more directors, who shall meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange as well as the other similar requirements under applicable securities regulations, to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

3.3	The Board of Directors shall appoint one of the members of the Committee as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.
4.	MEETINGS AND RESOURCES
4.1	Regular meetings of the Committee shall be held quarterly. Special meetings of the Committee may be called by the Chair of the Committee, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company, any or all of whom shall be entitled to attend. Notice of each meeting shall also be given, as the case may be, to the internal auditor who shall also attend whenever requested to do so by the Chair of the Committee or the Corporate Secretary.

4.4	Notice of meeting may be given orally or by letter, telephone facsimile transmission, telephone or electronic device not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting. The notice need not state the purpose or purposes for which the meeting is being held.

4.5	Opportunities should be afforded periodically to the external auditors and, as the case may be, to the internal auditor and the senior management to meet separately with the Committee. In addition, the Committee may meet in camera, with only members of the Committee present, whenever the Committee determines that it is appropriate to do so.

4.6	The Committee shall have the authority to retain special legal counselling, accounting or other consultants as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee at the Company’s expense.

4.7	The Corporate Secretary of the Company or designate of the Corporate Secretary shall be the Secretary of all meetings of the Committee and shall maintain minutes of all meetings and deliberations of the Committee.
5.	RESPONSIBILITIES AND DUTIES
5.1	Role and responsibilities of the Committee Chair:
5.1.1	The Chair of the Committee:
5.1.1.1	Provides leadership for the committee by ensuring that:
(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.
5.1.1.2	Works with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary to set the calendar of the committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.
5.2	General Responsibilities

While the Committee has the responsibilities and powers set forth below, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate. This is the responsibility of management and the external auditors. Nor is it the duty of the Committee to conduct investigations, or to assure compliance with laws and regulations. The Committee shall review disagreements, if any, between management and the external auditors and shall make recommendations to resolve such disagreements. In the event that any such disagreement persists, the matter will be referred by the Committee to the Board of Directors for a final determination.

5.3	Review of Mandate of the Committee

The Board of Directors and the Committee shall review and reassess the adequacy of this mandate on an annual basis.

5.4	Publicly Disclosed Financial Information
5.4.1	The Committee shall review and recommend for approval by the Board of Directors, before release to the public:
5.4.1.1	interim unaudited financial statements;

5.4.1.2	audited annual financial statements, in conjunction with the report of the external auditors;

5.4.1.3	all public disclosure documents containing audited or unaudited financial information, including any prospectus, the annual information form and management’s discussion and analysis of financial condition and results of operations, as well as related press releases, including earnings guidance; and

5.4.1.4	the compliance of management certification of financial reports with applicable legislation and attestation of the Company’s disclosure controls and procedures.
5.4.2	The Committee shall review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

5.4.3	In its review of financial statements, the Committee should obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

5.4.4	In its review of financial statements, the Committee should review unusual or extraordinary items, transactions with related parties, and adequacy of disclosures, asset and liability carrying values, income tax status and related reserves, qualifications, if any, contained in letters of representation and business risks, uncertainties, commitments and contingent liabilities.

5.4.5	In its review of financial statements, the Committee shall review the appropriateness of the Company’s significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

5.4.6	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.
5.5	Financial Reporting and Accounting Trends

The Committee shall:
5.5.1	Review and assess the effectiveness of accounting policies and practices concerning financial reporting;

5.5.2	Review with management and with the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

5.5.3	Question management and the external auditors regarding significant financial reporting issues discussed and the method of resolution; and

5.5.4	Review general accounting trends and issues of accounting policy, standards and practices which affect or may affect the Company.

5.6	Internal Controls
5.6.1	The Committee shall review and monitor the Company’s internal control procedures, programs and policies, and assess the adequacy and effectiveness of internal controls over the accounting and financial reporting systems, with particular emphasis on controls over computerized systems.

5.6.2	The Committee shall review:
5.6.2.1	The evaluation of internal controls by the external auditors, together with management’s response;

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.
5.6.3	The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.
5.7	Internal Auditor
The Committee shall:
5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company’s internal audit resources; and

5.7.3	Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company,

particularly the Executive Chairman of the Board and the Chief Executive Officer.
5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.
5.8	External Auditors
5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

5.8.2	The Committee shall i) receive periodic reports from the external auditors regarding the auditors independence, the performance of the auditors, the qualifications of the key audit partner and audit managers, a periodic review of the auditors’ quality control procedures, material issues arising from the periodic quality control review and the steps taken by the auditors to address such findings, ii) discuss such reports with the auditors, and if so determined by the Committee, iii) recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors and the quality of their performance.

5.8.3	The Committee shall take appropriate steps to assure itself that the external auditors are satisfied with the quality of the Company’s accounting principles and that the accounting estimates and judgments made by management reflect an appropriate application of generally accepted accounting principles.

5.8.4	The Committee shall undertake private discussions on a regular basis with the external auditors to review, among other matters, the quality of financial personnel, the level of co-operation received from management, any unresolved material differences of opinion or disputes with management regarding financial reporting and the effectiveness of the work of the internal audit function.

5.8.5	The Committee shall review the terms of the external auditors’ engagement and the appropriateness and reasonableness of the proposed audit fees as well as the compensation of any advisors retained by the Committee.

5.8.6	The Committee shall review and pre-approve any engagements for non-audit services provided by the external auditors or their affiliates to the Company or its subsidiaries, together with the fees for such services, and consider the impact of this on the independence of the external auditors.

The Committee shall determine which non-audit services the external auditors are prohibited from providing.
5.8.7	When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by regulations and the planned steps for an orderly transition.

5.8.8	The Committee shall review all reportable events, including disagreements, unresolved issues and consultations on a routine basis whether or not there is to be a change of auditors.

5.8.9	When discussing auditor independence, the Committee will consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.
5.9	Audit Procedures
5.9.1	The Committee shall review the audit plans of the internal and external audits, including the degree of co-ordination in those plans, and shall inquire as to the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. The audit plans should be reviewed with the external auditors and with management, and the Committee should recommend to the Board of Directors the scope of the external audit as stated in the audit plan.

5.9.2	The Committee shall review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

5.9.3	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors, and management’s response and subsequent follow-up to any identified weakness.
5.10	Risk Management and Other Responsibilities
5.10.1	The Committee shall put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters including the anonymous submission by employees of concerns respecting accounting or auditing matters.

5.10.2	The Committee shall review such litigation, claims, transactions or other contingencies as the internal auditor,

external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company’s risk management programs. In that regard the Committee shall review the Company’s major risk exposures and the steps taken by management to monitor, control and report such exposures.

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
This Code of Ethics and Business Conduct is based on the values and philosophy that have guided CGI successfully since the Company’s inception in 1976. It constitutes a unique repository where the combination of CGI policies, guidelines, principles of conduct and best practices have been regrouped under one umbrella document, for the benefit of our members, officers and directors.
CGI’s operations have grown significantly and now extend worldwide, and our business environment has become increasingly competitive and complex. The scope and pace of our business requires us to make quick and informed decisions, in a manner consistent with our values.
This Code provides guidance — and a global view — for CGI members, officers and directors to consistently achieve the professionalism that has earned our Company an enviable reputation among our clients and within our industry. It also provides guidance for CGI directors when acting for the Company.
This Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI’s members, officers and directors may face in their duties and provides the basic principles to guide their actions. CGI recognizes the importance of supporting these individuals as ethical issues arise, and has an open door policy for resolving such issues with integrity.
Upon joining CGI, all members, as part of their employment contract, undertake to observe this Code in all aspects of their work. Furthermore, annually, all members shall renew such undertaking.
We must always behave responsibly and in line with the Company’s core values when working on behalf of CGI for its clients and other stakeholders. By preserving our personal integrity and the professional reputation of CGI, I am confident that together we will succeed in achieving the Company’s mission and vision.
Serge Godin
Founder and Executive Chairman of the Board

IMPORTANT NOTE
Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Code of Ethics and Business Conduct. This Code should therefore be read in conjunction with Chapter 1.
1.	VALUES, PHILOSOPHY, MISSION AND VISION

VALUES

CGI has always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on six core values that reflect its approach to business. These values are: quality and partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength and corporate social responsibility. These values are at the heart of CGI’s success. They ensure that CGI takes a long-term view on business issues, and it builds long-lasting partnerships with its clients.

PHILOSOPHY

The success of CGI Group Inc. and its subsidiaries is based on the knowledge, creativity and commitment of its members. CGI ensures this success by recruiting the most qualified people available. CGI’s members share in the risks and rewards of CGI’s business as partners of CGI and are committed to its objectives. They take a disciplined approach to their work and constantly strive for excellence to achieve the best results for every client. In exchange, CGI strives to recognize the value of its members by offering them a stimulating work environment that fosters their personal and professional development.

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

This Code of Ethics and Business Conduct (the “Code”) defines CGI’s character and guides the actions and decisions of the salaried employees (“members”), officers and directors of CGI. Compliance with the Code is essential for many reasons and notably to preserve and enhance CGI’s reputation and maximize shareholder value. In keeping with CGI’s values, the Code outlines the essential rules and guidelines necessary to preserve CGI’s enviable reputation among its clients and within its industry. The Code is not meant to be a complete list of ethics and business conduct covering every eventuality. It highlights situations that CGI members, officers and directors may face in their duties. The code is meant to give them a broad and clear understanding of the conduct expected of them, wherever CGI does business. While the specific illustrations are primarily addressed to members, they should be read as being equally applicable to the members of CGI’s Board of Directors to the extent that they may be applicable in the circumstances.

Should a member be confronted with a situation where further guidance is required, the matter should be discussed with the member’s manager. CGI recognizes its obligation to support its members, officers and directors as ethical issues arise.

3.	MEMBERS’ CONDUCT AND BEHAVIOUR

GENERAL CONDUCT

Upon joining CGI, and annually thereafter, all members undertake, by signing the “Member Commitment to the Code of Ethics and Business Conduct,” to abide by the Company Code of Ethics and Business Conduct and related policies and guidelines.

If a member ceases to be employed by CGI for any reason, the Member Commitment specifies which elements continue to apply, namely those related to the confidentiality obligations.

RESPECT AND INTEGRITY

All members of CGI support the Company’s philosophy and contribute to CGI’s development and good reputation by promoting synergy and teamwork, by expressing their ideas and by adopting the highest standards of service quality and integrity. The members of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for other members of CGI, for its clients and for its suppliers.

LOYALTY

Members are expected to act at all times with diligence and loyalty towards CGI and in such a way as to safeguard CGI’s interests. Members should not act in a way or publicly hold a position that might harm the image or reputation of CGI.

RELATIONS WITH CLIENTS

CGI’s services often involve visiting or working at a client’s place of business. A member working at a client’s site must comply with the client’s practices and procedures and treat the client’s facilities with respect. The member must work as efficiently and meticulously as possible and leave the client’s premises and property as he or she found them. As well, members must use the client’s information and systems infrastructures for the sole purpose of the client’s contract and protect those infrastructures and information at all times.

RELATIONS WITH COMPETITORS

If a member is working with a competitor of CGI on a joint project for a client, the member must avoid any situations that could cause conflicts. The member must respect the roles that the client has assigned to each party and work as a team in the client’s best interests. CGI’s members also have both an ethical and a legal responsibility to portray the Company’s competitors fairly and accurately. CGI does not tolerate its members using improper means for gathering information about its competitors.

MAINTENANCE OF ASSETS

All members of CGI have a responsibility to protect CGI’s assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a member of CGI is supplied with any property belonging to CGI or to a third party, the member must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI. More specifically, the members must use CGI’s systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI’s network and of any external networks that the member uses, and must respect the copyrights protecting any software that the member also uses. As well, members must never use the clients’ systems infrastructures, including the clients’ software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

At the end of employment, members are required to return all CGI property and assets in their possession to their manager or to a designated CGI representative.

4.	INTEGRITY OF BOOKS AND RECORDS AND COMPLIANCE WITH SOUND ACCOUNTING PRACTICES

PREPARATION OF BOOKS AND RECORDS

Accuracy and reliability in the preparation of all business records is of critical importance to the decision-making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and member records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in CGI’s books and records.

FINANCIAL TRANSACTIONS

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all books and records of CGI must be available for audit.

MEMBER RESPONSIBILITIES

In relation to CGI’s books and records, members must:
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
BREACHES

Suspected breaches of the Code which directly or indirectly affect CGI’s business must be reported to the Chief Financial Officer, the Chief Executive Officer or the Chair of the Audit and Risk Management Committee and to CGI’s Corporate Secretary.

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

DEFINITIONS

Confidential Information

“Confidential Information” means information about the Company’s business dealings, development strategies and financial results; products or processes; client lists; vendor lists or purchase prices; cost, pricing, marketing or service strategies; results of research and development work, technical know-how, manufacturing processes, computer software; reports and information related to mergers, acquisitions and divestitures. “Confidential Information” also includes information that relates to intellectual property and may include, but is not limited to: business strategies, product marketing and costing information and information provided by suppliers and competitors. In addition, the way the Company puts publicly-known information together, to achieve a particular result, is often a valuable trade secret.

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

Intellectual Property

“Intellectual Property” (IP) means patents, copyrights, trademarks, trade secrets and industrial designs of CGI.

NON-DISCLOSURE UNDERTAKING

CGI Confidential Information

During the normal course of business, members will have access to confidential information about CGI. In some cases, the information may affect the value of CGI shares. Each member must protect the confidentiality of all confidential CGI information and documents. Members cannot discuss them away from work, and cannot divulge any confidential CGI information or any information that could harm CGI. Confidential CGI information could include information from other members or information acquired from outside sources, sometimes under obligations of secrecy. Members are expected to use such information exclusively for business purposes and this information must not be disclosed externally without the approval of a member’s manager.

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

DISCLOSURE GUIDELINES

Insider Information

Confidential information about CGI or other public companies may not be used as a basis for trading in CGI securities, or the securities of any other company in respect of which CGI or its members, consultants or advisers are in possession of insider information. For this purpose, CGI has an established policy regarding the use of insider information and trading in securities. This policy is entitled “Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders” which extends to all directors, officers and, when in possession of Confidential Information, members, those authorized to speak on behalf of CGI and all other insiders. It is designed to protect the integrity of the Company and its directors, officers and members while ensuring compliance with all applicable securities legislation in Canada, the United States and other countries. The law stipulates that insiders may not take advantage of inside information to trade in the securities of a company. Likewise, employees must not provide third parties with any information that would give them an unfair advantage when trading in securities of the company, including client companies or any other company that is the subject of an acquisition, divestiture or client related project.
Material Information

CGI’s guidelines on disclosure also cover the disclosure of information with a material impact, defined as any information that, if disclosed to a potential investor, could affect his or her perception of the value of the Company as an investment. Because CGI is a publicly traded company, any information that may have a material impact on CGI’s results or on the perception of the value of the stock must be communicated in accordance with CGI’s “Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders.” If a member thinks that he or she is in possession of a piece of information that is not known to management and may have a material impact on the Company, the member must communicate it immediately to either the Executive Chairman of the Board, the Chief Executive Officer, the Corporate Secretary, or the Chief Financial Officer, without divulging it to anyone else.

Client Information

Just as CGI’s members must protect confidential information about CGI, they must also show discretion at all times with regard to the client’s business affairs. Unless a member has the client’s express authorization, he or she should never reveal any information that could harm the client’s interests and should never use any information that he or she obtains in the course of a project or assignment for any purpose other than that project or assignment. If the client restricts the distribution of certain information within its own organization, the member must comply with those restrictions as well.

Member Information

CGI collects and maintains personal information relating to its members, including medical and benefits information. Access to such information is restricted to CGI personnel on a need-to-know basis. They must ensure that this information is not disclosed in violation of CGI’s policies and practices. Personal information is released to outside parties only with the member’s approval, except to satisfy the requirements considered by CGI to be appropriate for legal reasons.

Intellectual Property

In the course of their duties, members may develop or create new designs, inventions, systems or processes, products or documents. When these achievements have been made as a direct result of a member’s employment with the Company and through use of CGI’s resources, they belong to CGI. Moreover, CGI is free to use this work as it so wishes and members cannot use nor divulge, publish or otherwise disseminate it without prior written consent from CGI. Upon request, members will execute documents made necessary to confirm or complete the assignment of rights to CGI. Upon joining CGI, and in Canada only, members agree, by signing the Member Commitment to the Code of Ethics and Business Conduct, to waive their moral rights in favour of CGI.
Suppliers and Partners Information

All information on CGI suppliers and partners is also confidential and must not be disclosed without the express consent of the persons concerned.

6.	CONFLICTS OF INTEREST

DEFINITION

The members of CGI must avoid any actual or apparent conflicts of interest and should never engage in any conduct which is harmful to CGI or its reputation. A conflict of interest exists when a member favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from a member’s personal activities or financial affairs may adversely influence the member’s judgement in the performance of his or her duties at CGI.

GUIDELINES

The following guidelines provide guidance for members to avoid situations which are or may appear to be in conflict with their responsibility to act in the best interest of the Company.

Financial Interests — A conflict of interest exists when a member who is able to influence business with CGI owns, directly or indirectly, a beneficial interest in an organization which is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI. This does not include the situation where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

Outside Work — When a member, directly or indirectly, acts as a director, officer, employee, consultant or agent of an organization that is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI, there is a conflict of interest. Similarly, a conflict of interest may exist when a member undertakes to engage in an independent business venture or to perform work or services for another entity should that activity prevent such member from devoting the time and effort to the conduct of CGI’s business, which his or her position requires.

Gifts or Favours — A conflict of interest will arise when a member, either directly or indirectly, solicits or accepts any gift or favour from any person or organization which is a competitor of CGI, or which has current or prospective business with CGI as a customer, supplier, partner or contractor.

For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Commissions — CGI or its members will never accept any commissions from a third-party vendor when recommending software, hardware or any equipment to a client as part of a service agreement.

Trading with CGI — A conflict of interest may exist when a member is directly or indirectly a party to a transaction with CGI.

Misappropriation of Business Opportunities — A conflict of interest will exist when a member, without the knowledge and consent of CGI, appropriates for his or her own use, or that of another person or organization, the benefit of any business venture, opportunity or potential opportunity about which the member may have learned or that he or she may have developed during the course of his or her employment.

Bribes — Neither CGI nor its members will pay bribes to clients or client representatives to obtain business from them.

REPORTING

If a member thinks that he or she has been placed in a conflict of interest, the member must inform his or her manager and work with him or her to determine how the situation may be corrected.

7.	LAWS, STATUTES AND REGULATIONS

COMPLIANCE WITH THE LAW

It is CGI’s policy to comply, not merely with the letter, but also with the spirit of the law. CGI is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which it carries on business and expects members acting on its behalf to do likewise. Members are also expected to report any situation of concern to CGI’s Corporate Secretary.

GUIDELINES FOR COMPLIANCE

This Code does not seek to provide legal guidance for all laws, statutes and regulations that impact CGI’s activities. Specialized resources — legal, tax, environmental, government relations, personnel — are available within CGI for that purpose. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.
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

HUMAN RIGHTS LEGISLATION

Every person has the right to equal treatment with respect to employment and the right to be free of discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, pregnancy, record of offences, marital status, social conditions, political beliefs, language, veteran status (U.S. only), family status, disability or means used to overcome a disability. The following are CGI’s policies on equal employment opportunity, anti-discrimination and anti-harassment as well as the procedure for reporting any breach or violation of these policies:
i)	Equal Employment Opportunity — CGI is committed to treating all people fairly and equitably, without discrimination. The company has established a program to ensure that groups which are often subject to discrimination are equitably represented within CGI and to eliminate any employment rules and practices that could be discriminatory. CGI regards diversity among its members as a priceless resource and one which enables the Company to work harmoniously with clients from around the world.

ii)	Anti-Harassment and Anti-Discrimination Policies — CGI recognizes that everyone has the right to work in an environment free of sexual, psychological and racial harassment. CGI will do everything in its power to prevent its members from becoming victims of such harassment. CGI defines sexual, psychological or racial harassment as any behaviour, in the form of words, gestures, or actions, generally repeated, that has undesired sexual, psychological or racial connotations, that has a negative impact on a person’s dignity or physical or psychological integrity, or that results in that person being subjected to unfavourable working conditions or dismissal.

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

iii)	Procedure for Reporting Discrimination or Harassment — Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.
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

Should a question or doubt arise with respect to competition-sensitive issues, they must immediately be brought to the attention of CGI’s Corporate Secretary.

SECURITIES LAWS AND INSIDER TRADING

Members who possess material non-public information may not buy or sell CGI securities while such information remains non-public and must refrain from passing such information on to others, including family and friends. These trading prohibitions apply to members at all levels — not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the member.
“Material non-public information” is non-public information that is significant enough that, if publicly known, is likely to affect the market price of any of CGI’s securities. CGI has adopted “Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders”. Each member, officer and director must abide by the provisions of these guidelines, when applicable.

8.	MEMBER, CLIENT, INVESTOR AND MEDIA RELATIONS

COMMUNICATIONS IN GENERAL

Communications Policy
i)	Within CGI — CGI’s management philosophy demonstrates the value it places on its members’ participation in the Company’s activities. Communication is a key responsibility of all members. CGI encourages open communication and the sharing of information because it believes its members are its most valuable ambassadors.

ii)	Outside of CGI — CGI also believes in maintaining open communication with its clients, shareholders, the investment community, industry analysts, regulators, the media and other interested parties. Clear and professional communication enables CGI to promote its services and solutions to its various audiences.
Communications within CGI
i)	Member Input — CGI encourages its members to share their opinions and ideas, both at scheduled meetings and in the member surveys circulated for this purpose. Regular team meetings are held in all of CGI’s business units, providing opportunities for its members to get to know their colleagues better, to discuss topics of common interest and to receive information about developments both in their business unit and in the company. During the annual tour of all business units, the senior managers of CGI provide a review for the members of the past year’s performance and discuss CGI’s strategies for the coming year.

ii)	Member Satisfaction Assessment Process — Each year, all members of CGI are asked to participate in the Member Satisfaction Assessment Process (MSAP) by filling out a survey questionnaire. The answers provided in this questionnaire and the comments made in the “Message to the Senior Management” section enable CGI corporate and operational management to improve policies and programs and develop action plans to achieve CGI’s objective of becoming the best employer in the industry. Members of CGI can rest assured that their answers and comments on this questionnaire are kept entirely confidential.
iii)	Newsletter, Other Communications and the Intranet site — The purpose of internal communications is to fulfill CGI’s promise to provide all members with complete, meaningful, up-to-date information about CGI’s activities on an ongoing basis. Examples of ongoing communications initiatives include the member newsletter, Perspectives; quarterly (audio) webcasts, Ontrack, and CGI’s enterprise Intranet site, all of which keep the members informed about CGI’s current projects and recent successes. CGI’s Intranet site is intended to implement an infrastructure that allows CGI to share information and corporate policies with all of its members more rapidly.
Corporate Communications Department

The Corporate Communications department of CGI is responsible for developing and managing the policies and programs for CGI’s communications activities both within and outside of the company. The Corporate Communications team’s mandate includes the establishment of a corporate identity that includes not only the visual branding, but also how to describe and talk about CGI. CGI’s Corporate Communications Program has been designed to focus on three key audiences: members, clients and investors.

World Wide Web site

As a key component of the corporate communications program, the CGI Web site is designed to ensure a flow of information to current and future members, current and prospective clients and investors. CGI’s Web site is constantly changing and evolving to achieve CGI’s worldwide communication strategy. CGI encourages its members and shareholders to keep up with the latest news on CGI and its activities through CGI’s Website at www.cgi.com.

COMMUNICATIONS WITH CLIENTS
i)	Initiatives with Clients — CGI is successful because it works hard at communicating effectively with its clients around the world. A Corporate Identity Manual is available in each of the business units. This manual provides guidelines which must be followed by all members for all external communications. A ‘branding’ section is posted on the Intranet that supports the overall branding effort, educating members on how best to manage the brand. It also provides rules, as well as tools, for sales collaterals and presentations, advertising, and trade show and conference participation.

ii)	Marketing Materials — A range of marketing materials has been developed in collaboration with leaders across CGI, representing its various business units, industry sectors and areas of expertise.

Included are computer-based presentations and brochures about CGI. These materials are available to all members who work directly with the company’s clients, and can be located on the company’s Intranet site.
COMMUNICATIONS WITH INVESTORS AND MEDIA

CGI strives to maintain strong relations with its shareholders and has developed an integrated program to manage communications with its shareholders as well as with others in the investment community and with the media. As a publicly traded company, CGI must demonstrate discipline in dealing with external audiences. CGI has therefore adopted “Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders.” Such guidelines include (i) Timely Disclosure and Prohibition Against Selective Disclosure and (ii) CGI’s Corporate Disclosure Policy.

Release of Information

CGI regularly issues news releases in North America, Europe and around the world when it concludes major agreements, signs important contracts or has any other news of general interest or material information. CGI also provides financial information to institutional investors and financial analysts and other interested parties by issuing quarterly financial news releases, quarterly shareholders’ reports, annual reports, annual notices and corporate and financial profiles. These documents are distributed through newswires and/or posted on SEDAR and EDGAR, as well as on the CGI Web site. CGI also holds meetings with the investment community and hosts special events, such as its annual “Investor Day” and the annual general meeting of shareholders, where CGI communicates directly with the investment community and shareholders.

Internet Broadcasts

CGI strives to share information democratically by using Internet technology to broadcast its major communication events to all of its shareholders, other investors, analysts and the media. CGI broadcasts live and also archives its annual shareholders’ meeting for replay via its Web site. It also broadcasts live and archives its regular and special telephone conferences with investors and analysts to disclose its quarterly financial results and major news. Where possible, it also broadcasts presentations at brokerage-sponsored conferences. CGI strives to give current and prospective shareholders and analysts a transparent picture of CGI. This information helps investors better understand CGI’s strategy and strengths, so that its shares will trade on the market at their fair value.

Authorized Spokespersons

Media and investor interaction is the responsibility of authorized CGI spokespersons, who ensure the timely and informed communication of relevant information. All authorized spokespersons must demonstrate high standards of integrity and transparency, while refraining from unauthorized disclosure of proprietary or non-public material information.
Initiatives

All initiatives related to investor and media communications must be directed through CGI’s Chief Executive Officer. Furthermore, members should make sure that CGI’s authorized spokespersons know about any relevant issue of local or national interest that relates to CGI’s business, of which they may not be aware.

9.	COMMUNITY ACTIVITIES AND POLITICAL AND PUBLIC CONTRIBUTIONS

CGI respects and supports the right of its members as individuals to participate in both community and political activities outside of work hours. No contributions of any kind may be made by a member to any political party, candidate or campaign on behalf of CGI without the approval of CGI’s Chief Executive Officer. However, CGI may itself make contributions to political parties as permitted by law.

10.	COMPLIANCE WITH THE CODE

MANAGEMENT RESPONSIBILITIES

CGI’s managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:
i)	Copy of the Code — Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)	Assistance — Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)	Enforcement — Taking prompt and decisive action when a violation of the Code has occurred, in consultation with CGI’s Corporate Secretary . If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.
MEMBER RESPONSIBILITIES

Each member is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition they must abide by the following:

i)	Compliance — CGI’s members are expected to comply with the Code and all policies and procedures of the company as well as to actively promote and support CGI’s values.

ii)	Preventing — Members should take all necessary steps to prevent a Code violation.

iii)	Reporting — Members must immediately report to their manager (i) situations of non-compliance with respect to this Code of which they become aware and (ii) suspected violations of the Code. All information will, to the extent possible, be received in confidence. It is corporate policy not to take action against a member who reports in good faith unless unusual circumstances warrant such action.

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

iv)	Consequences — Unethical behaviour, violations of this Code and of CGI’s other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

PERIODIC REVIEW

Responsibility for the periodic review and revision of the Code lies with CGI’s Corporate Governance Committee.

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

QUESTIONS

Questions concerning this Code should be referred to a member’s manager who, when warranted, shall report to CGI’s Corporate Secretary.

4.2 Executive Code of Conduct
IMPORTANT NOTE
Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Executive Code of Conduct. This Code should therefore be read in conjunction with Chapter 1.
This Executive Code of Conduct (the “Code”) is part of the commitment of CGI Group Inc. (“CGI”) to ethical business conduct and practices. This Code reflects CGI’s firm commitment, not only to adherence to the law, but also to the highest standards of ethical conduct.
This Code specifically covers CGI’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “officers”).
1.	HONEST AND ETHICAL CONDUCT

RESPECT AND INTEGRITY

The officers of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for all other employees of CGI, for its clients and for its suppliers.

ETHICS

Supporting CGI’s objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:
(i)	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

(ii)	Advance CGI’s legitimate interests when the opportunity arises at all times ahead of their own interests;

(iii)	Proactively promote ethical behavior among subordinates and peers; and

(iv)	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.
AVOIDANCE OF CONFLICT OF INTEREST

Officers must avoid any actual or apparent conflicts of interest and should never engage in any conduct that is harmful to CGI or its reputation. Such a conflict would exist when an officer favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from an officer’s personal activities or financial affairs may adversely influence the officer’s judgment in the performance of his or her duties to CGI.

Officers will not knowingly do business with any parties related to CGI, any of CGI’s clients or any firms with which CGI does business if such business would be material or would be outside of normal client related activity.

Officers shall not solicit or accept gifts or favours from related parties, clients or firms with which CGI does business beyond customary courtesies. For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner.

Officers will not perform work or render services for, or knowingly make a material investment in, organizations that compete with CGI or with which CGI does business without appropriate approval from CGI’s Corporate Secretary.

If an officer thinks that he has been placed in a conflict of interest, the Officer must inform CGI’s Corporate Secretary.

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

REPORTING

Any violation or suspected violation of the Code should be personally reported by an officer to CGI’s Corporate Secretary.

ACCOUNTABILITY

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

4.3 Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders
The present document is divided into three sections. The first section is a summary of the applicable legislation and policies regarding timely disclosure and prohibitions against selective disclosure. The second section is CGI’s corporate disclosure policy which is destined to ensure compliance by CGI of the timely disclosure requirements and avoid selective disclosure of material information. Finally, the third section refers to restrictions applicable to transactions in securities of CGI by insiders.
IMPORTANT NOTE
Chapter 1, Dream, Mission, Vision and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of these Guidelines on timely disclosure of material information and transactions in securities of CGI by insiders. These Guidelines should therefore be read in conjunction with Chapter 1.
I.	TIMELY DISCLOSURE AND PROHIBITIONS AGAINST SELECTIVE DISCLOSURE[1]

It is fundamental that all persons investing in securities have equal access to information that may influence their investment decisions, therefore placing all participants in the market on an equal footing. The timely disclosure policies of the Toronto Stock Exchange (the “TSX”)[2] and the New York Stock Exchange (the “NYSE”) (collectively, the “Exchanges”) and of the Canadian Securities Administrators (the “CSA”) (individually, a “Timely Disclosure Policy” and collectively, the “Timely Disclosure Policies”) elaborate upon the provisions of the Securities Act (Québec), and the securities legislation of all of the provinces of Canada (collectively, the “Legislation”) which require that when a material change occurs which is not generally known, a press release disclosing the substance of the change must be issued.

DEFINITION OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of CGI that results in or would reasonably be expected to result in a significant change in the market price or value of CGI securities (the “CGI Securities”). Material information consists of both “material changes”[3] and “material facts”[4] relating to the business and affairs of CGI. A material change includes a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable.

[1]	Definitions provided in Sections I and II apply only to those Sections.

[2]	Respectively, the Toronto Stock Exchange Policy Statement on Timely Disclosure, the Listed Company Manual of the New York Stock Exchange (both available on the TSX website) and National Policy 51-201 on disclosure standards and which provide guidance on best disclosure practices.

[3]	A material change is a change in the business, operations or capital of the issuer that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the issuer and includes a decision to implement a change made by the board of directors of the issuer or by senior management of the issuer who believe that confirmation of the decision by the board of directors is probable.

[4]	A material fact is a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of a security of the issuer. The Securities Act (Québec) refers to “privileged information” which is defined as “any information that has not been disclosed to the public and that could affect the decision of a reasonable investor”. (Refer to Section III of this document).

It is the responsibility of CGI to determine the materiality of information, as it relates to CGI. When making materiality judgments, CGI should consider factors such as the nature of the information, the volatility of CGI Securities and prevailing market conditions. Ongoing monitoring and assessment of market reaction by CGI to different disclosures will be helpful when making materiality judgments in the future. As a guiding principle, if there is any doubt about whether particular information is material[5], the CSA encourage companies to err on the side of caution and release information publicly.

Pursuant to the Timely Disclosure Policy of the TSX, the following examples of corporate developments are likely to constitute material information requiring prompt disclosure:
•	a change in share ownership that may affect the control of the company;

•	a change in the corporate structure such as a merger, an amalgamation or a reorganization;

•	a take-over bid or issuer bid;

•	a major corporate acquisition, disposition or joint venture;

•	a stock split, consolidation, stock dividend or other change in capital structure;

•	the borrowing of a significant amount of funds;

•	the public or private sale of additional securities;

•	the development of a new product and/or a development affecting the company’s resources, technology, products or markets;

•	entering into or loss of a significant contract;

•	firm evidence of a significant increase or decrease in near term earnings prospects;

•	an important change in capital investment plans or corporate objectives;

•	a significant change in management;

•	significant litigation;

•	a major labour dispute or a dispute with a major contractor or supplier;

•	an event of default under a financing or other agreement;

[5]	U.S. case law has interpreted information to be material if “there is a substantial likelihood that a reasonable shareholder would consider it important” in making an investment decision. Also, according to the U.S. case law, information will be considered material if there is a substantial likelihood that a fact “would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available”.

•	a declaration or omission of dividends;

•	a call of securities for redemption; and

•	any other development relating to the business and affairs of a company that would reasonably be expected to significantly affect the market price or value of any of the Company’s securities or that would reasonably be expected to have a significant influence on an informed investor’s investment decisions.
TIMING OF PUBLIC ANNOUNCEMENT

Pursuant to Timely Disclosure Policies and Legislation, CGI is required to disclose material information concerning its business and affairs immediately upon the information becoming known to management or a development being approved by the Board of Directors, or in the case of information previously known, immediately upon it becoming apparent that the information is material[6]. Immediate release of material information is necessary to ensure that it is promptly available to all investors and to reduce the risk that persons with access to that information will act upon undisclosed information. The disclosure of material change must be made by way of a broadly disseminated news release that is followed by a material change report filed with the appropriate CSA members.

The announcement of an intention to proceed with a transaction or activity should be made when a decision has been taken to proceed with it by CGI’s board of directors or by senior management with the expectation in that case of such decision being further agreed to by CGI’s board of directors. However, as discussed below, a corporate development in CGI’s affairs in respect of which no firm decision has yet been made, may require immediate disclosure if leaks or rumours of such corporate development are reflected in the market place.

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

DEALING WITH RUMOURS

Except in certain circumstances, CGI is not required to respond to market rumours. It may choose a “no comment” response to market rumours. An effective way of saying “no comment” is to say, “We do not respond to market rumours”. To maintain a consistent “no comment” policy, a company should not selectively comment, even if no significant corporate developments are taking place or the company knows of no reason for unusual market activity. For example, it is an inconsistent (and likely ineffective) use of a “no comment” policy if a company were to say, “There are no significant corporate developments at this time,” when such is the case, but respond, “no comment” when material developments or transactions are under consideration. Using a “no comment” policy in this fashion may act as a signal to the market and defeats the purpose of the policy.

If, however, the rumour is about a material change in the company’s business, operations or capital or other material information that the company has withheld from general disclosure under its confidentiality privilege, the company’s obligation to make immediate disclosure of that change or information will be triggered. In the face of a rumour regarding undisclosed material information, it is impossible for a company to continue a request for confidentiality. In addition, CSA members or stock exchanges may request that a company respond to a rumour if it is the source of the rumour or if market activity indicates that trading is being affected by the rumour.

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

Companies are often asked to respond to rumours or inquiries regarding possible differences in earnings from current Street estimates. When a company has provided no guidance on analysts’ earnings estimates, except in certain circumstances, the company is under no obligation to respond to such rumours or inquiries. If it is a company’s policy not to comment on analysts’ earnings estimates, the company should state this policy in response to any such questions it receives.

If earnings rumours are affecting the company’s share price, the company may wish to consider issuing a full news release if it believes earnings will be significantly different than Street expectations, or if it believes the rumours to be false and wants to counter them.

MAINTAINING CONFIDENTIALITY

Pursuant to Timely Disclosure Policies, the withholding of material information may only be justified where the potential harm to CGI or to its investors caused by immediate disclosure may reasonably be considered to exceed the negative consequences of delaying disclosure. Pursuant to the Legislation, CGI will not be required to prepare a press release if senior management has reasonable ground to believe that disclosure would be seriously prejudicial to the interests of CGI and that no transaction in CGI Securities has been or will be carried out on the basis of the information not generally known[7]. In any case, confidentiality may not be maintained beyond the short term. Furthermore, in any situation where material information is being kept confidential because disclosure would be unduly detrimental to CGI’s best interests, CGI’s management is responsible for taking every possible precaution to ensure that no trading whatsoever takes place by any insider or any employee of CGI in possession of such information before it is generally disclosed to the public.

If the information that CGI wants to keep confidential is a “material change” in its business, operations or capital, CGI must file a report of that change with the appropriate CSA members on a confidential basis, together with an explanation of the reasons for the non-disclosure. To maintain the confidentiality of the filing, CGI must renew its confidential filing every 10 days in certain jurisdictions.

The Timely Disclosure Policy of the TSX enumerates as follows situations where prompt disclosure might be unduly detrimental to CGI’s interests:
•	release of the information would prejudice CGI’s ability to pursue specific and limited objectives or complete a transaction or series of transactions that are underway. For instance, premature disclosure of the fact that CGI intends to purchase a significant asset may increase the cost of the acquisition;

•	disclosure of the information would provide competitors with confidential corporate information that would significantly benefit them. Such information may be kept confidential if CGI is of the opinion that the detriment to it resulting from disclosure would exceed the detriment to the market in not having access to the information. A decision to release a new product, or details on the features of a new product, may be withheld for competitive reasons, but such information should not be withheld if it is available to competitors from other sources;

[7]	However, in such circumstances CGI is nonetheless required to file a “confidential” material change report indicating the reasons why disclosure is being delayed must be provided in writing. If CGI wishes to keep the material information confidential, it must renew the confidential filing every 10 days following such filing.

•	disclosure of information concerning the status of ongoing negotiations would prejudice the successful completion of these negotiations. It is unnecessary to make a series of announcements concerning the status of negotiations with another party concerning a particular transaction. If it seems that the situation is going to stabilize within a short period, public disclosure may be delayed until a definitive announcement can be made. Disclosure should be made once “concrete information” is available, such as a final decision to proceed with the transaction or, at a later point in time, finalization of the terms of the transaction.
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

PROHIBITIONS AGAINST SELECTIVE DISCLOSURE

The Legislation prohibits CGI or any person or company in a special relationship[8] with CGI from informing anyone, other than in the necessary course of business, of a material information before it has been generally disclosed. This prohibition is commonly known as “tipping”. Tipping is prohibited in order to ensure equal access to, and opportunity to act upon, material information.

The tipping prohibition is very broad. It covers disclosure made by any person in a special relationship with CGI to anyone (other than in the “necessary course of business” as discussed below) and is not limited to communications made to securities market professionals, analysts and institutional investors[9].

The tipping provisions however permit an issuer to make a selective disclosure in the necessary course of business. This exception exists so as not to interfere with a company’s everyday business. However, whether a particular disclosure has been made in the necessary course of business is dependent on the facts of each case. The CSA set out a list of parties that the necessary course of business exception would generally permit communication to, including:
•	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

•	employees, officers and board members;

•	lenders, legal counsel, auditors, financial advisors and underwriters;

[8]	Persons in a special relationship with CGI, include, but are not limited to: (a) insiders of CGI; (b) directors, officers and employees of CGI; (c) persons engaging in professional or business activities for or on behalf of CGI; and (d) anyone who learns of material information from someone that is known or should be known to be in a special relationship with CGI.

[9]	The CSA point out that although selective disclosure most often occurs in one-on-one discussions and private meetings, it can occur in a variety of situations including annual meetings.

•	parties to negotiations;

•	labour unions and industry associations; and

•	government agencies and non-governmental regulators; and

•	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the ratings are or will be publicly available).
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

The selective disclosure prohibition continues until material information has been “generally disclosed”[10].

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

Although the Legislation does not provide for a safe harbour for unintentional selective disclosure[11], the CSA will look at all of the surrounding circumstances in a selective disclosure enforcement proceeding. Factors that will be considered include:
•	whether and to what extent an issuer has implemented, maintained and followed reasonable selective disclosure policies and procedures;

[10]	The Legislation does not define the term “generally disclosed”. Insider trading jurisprudence however states that information has been generally disclosed when it has been disseminated in a manner calculated to effectively reach the market place and public investors have been given a reasonable amount of time to analyze the information. What constitutes a “reasonable amount of time” will depend on a number of factors including the circumstances in which the event arises, the particulars of the information, the nature of the market for the issuer’s securities and the disclosure method used.

[11]	Unlike Regulation FD which will be discussed below.

•	whether any selective disclosure was intentional; and

•	what steps were taken to disseminate information that had been unintentionally disclosed, including how quickly the information was disclosed.
ANNOUNCEMENT AND ISSUANCE OF A PRESS RELEASE

As discussed above, the Timely Disclosure Policies, as well as the Legislation, require that when a material change in CGI’s affairs occurs that is likely to have a significant influence on the value or the market price of CGI Securities, and is not generally known, CGI shall immediately prepare and distribute a press release disclosing the substance of the change. The press release should be factual and balanced and avoid unnecessary details, exaggerated reports or promotional commentary. When a press release is to be issued during the trading hours, it is essential that CGI officials notify the Market Surveillance Division of the TSX (which will normally coordinate with the NYSE) prior to the issuance of such press release, in order to permit the Market Surveillance Staff to determine whether trading in any of CGI Securities should be temporarily halted. Normally, a trading halt in a security will only be justified if the announcement of the material information is imminent.

The NYSE Company Manual requires that when an announcement of news of a material event or a statement dealing with a rumour which calls for immediate release is made shortly before the opening or during the market hours, the company’s NYSE representative be notified by telephone at least ten minutes prior to the release of the announcement to the news media. To ensure adequate coverage, the news release requiring immediate publicity should be given to Dow Jones & Company, Inc., Reuters Economic Services and Bloomberg Business News.

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

DISSEMINATION OF MATERIAL INFORMATION THROUGH WEBSITES

The dissemination of information through a website[12] is also subject to the Legislation and Timely Disclosure Policies and the information to be issued through electronic communications must be guided by the same rules as the information disseminated by traditional forms, such as a press release. Consequently, electronic information cannot be misleading to investors (by being incomplete, out of date or by omitting facts) nor of a promotional nature and cannot be used to disseminate material information not yet disclosed to the general public. CGI must regularly review, update or correct, if need be, the information posted on the website. CGI should date all material information posted on its website and should disclaim any duty to update.

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

REGULATION FD

The Securities and Exchange Commission’s Regulation FD (Fair Disclosure)[13] requires that reporting companies disclose material information through broad public means and not selectively to securities analysts and other market professionals. However, it is to be noted that Regulation FD does not impose an obligation to disclose material non-public information but rather mandates that if such information is disclosed voluntarily, it must be done on a broad non-exclusive basis. Essentially, if an issuer, or any person acting on its behalf discloses material non-public information to specified persons, Regulation FD requires that the issuer must simultaneously (for intentional disclosures) or promptly (for non-intentional disclosures) make public disclosure of that information.

Since CGI is considered under U.S. securities laws to be a foreign private issuer, Regulation FD will not technically apply to it. It is however important to note that Regulation FD is, to some extent, simply a codification of the U.S. Securities and Exchange Commission’s (the “SEC”) previous position and that selective disclosure of material non-public information about CGI could, in certain circumstances, even if not technically in violation of Regulation FD, expose the person making the disclosure to liability under the SEC’s anti-fraud rules under the Exchange Act[14].

II.	CGI CORPORATE DISCLOSURE POLICY

CGI’s management believes that the implementation and maintenance of a written corporate disclosure policy will promote consistent, appropriate, timely and broadly disseminated disclosure of its material information and reinforce compliance with the Legislation and the Timely Disclosure Policies.

This disclosure policy confirms in writing our existing disclosure policies and practices. Its goal is to raise awareness of the Company’s approach to disclosure among the board of directors, senior management and employees.

[13]	Which became effective on October 23, 2000.

[14]	The Securities Act of 1934, as amended.

This disclosure policy extends to all employees of the Company, its board of directors, those authorized to speak on its behalf and all other insiders. It covers disclosures in documents filed with the securities regulators, financial disclosure, including management’s discussion and analysis (MD&A) and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company’s Web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

DISCLOSURE POLICY COMMITTEE

The board of directors has established a disclosure policy committee (the “Committee”) responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices. The Committee consists of the Executive Chairman of the Board, Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer and the Executive Vice-President and Chief Legal Officer.

It is essential that the Committee be kept fully apprised of all pending material Company developments in order to evaluate and discuss those events and to determine the appropriateness and timing for public release of information. If it is deemed that material information should remain confidential, the Committee will determine how that inside information will be controlled.

The Committee will identify appropriate industry and Company benchmarks for a preliminary assessment of materiality. Guided by these benchmarks the Committee will use experience and judgement to determine the appropriateness and timing for public release of material information. The Committee will review all core disclosure documents prior to their release or filing, including the Company’s MD&A. The Committee will meet quarterly or as conditions dictate and the Vice-President, Corporate Communications & Investor Relations will keep records of these meetings.

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
If the stock exchanges upon which shares of the Company are listed are open for trading at the time of a proposed announcement, prior notice of a news release announcing material information must be provided to the exchanges’ market surveillance departments to enable a trading halt, if deemed necessary by the stock exchanges. If a news release announcing material information is issued outside of trading hours, market surveillance must be notified before the market opens.
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

The press release shall be distributed through a widely circulated news or wire service. Refer to heading below “Investor Conference Calls”, if an investor conference call is scheduled in connection with the information announced in the press release.

News releases will be posted on the Company’s Web site immediately after release over the news wire. The news release page of the Web site will include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news releases.

PRINCIPLES OF DISCLOSURE OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of the Company that results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s securities or that would reasonably be expected to have a significant influence on a reasonable investor’s investment decisions. In complying with the requirement to immediately disclose all material information under applicable laws and stock exchange rules, the Company will adhere to the following basic disclosure principles:
•	Material information will be publicly disclosed immediately via news release.

•	In certain circumstances, the Committee may determine that such disclosure would be unduly detrimental to the Company (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Committee determines it is appropriate to publicly disclose. In these circumstances, the Committee will cause a confidential material change report to be filed with the applicable securities regulators, and will periodically (at least every 10 days) review its decision to keep the information confidential (also see ‘Dealing with Rumours’).

•	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).

•	Unfavourable material information must be disclosed as promptly and completely as favourable information.

•	There must be no selective disclosure. Previously undisclosed material information must not be disclosed to selected individuals (for example, in an interview with an analyst or in a telephone conversation with an investor). If previously undisclosed material information has been inadvertently disclosed to an analyst or any other person not bound by an express confidentiality obligation, this information must be broadly disclosed immediately via news release.

•	Disclosure on the Company’s Web site alone does not constitute adequate disclosure of material information.

•	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

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

All external information requests from the investment community regarding CGI will be initially directed to the Vice-President, Corporate Communications & Investor Relations, who is responsible for communications with the investment community and securities analysts. However, in certain circumstances such requests shall be directed to the Executive Chairman of the Board, the Corporate Secretary, the Chief Financial Officer or the Senior Vice-President, Finance and Treasury (collectively, the “Authorized Spokespersons”).

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

CONFIDENTIALITY OF THE INFORMATION

The Disclosure Policies and the Legislation allow material information to be kept confidential when immediate disclosure of such information would be unduly detrimental to CGI (to that effect, refer to heading “Maintaining Confidentiality” of Section I above).

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

During the period when the material information is being kept confidential, the Vice-President, Corporate Communications & Investor Relations will carefully monitor the market activity in CGI Securities. In some cases, he or she may request the market surveillance department of one or both stock exchanges where it is listed to place the company’s securities on ‘stock watch’ to monitor trading activity.

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

DEALING WITH RUMOURS

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company’s spokespersons will respond consistently to any rumours, saying, “It is our policy not to comment on market rumours or speculation.”

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

Insiders are personally responsible for filing accurate and timely insider trading reports. Insiders are required to provide a copy of all insider reports to the Corporate Secretary or other designated person concurrent with their filing to regulatory authorities. For trading blackouts for designated employees in possession of privileged information, please refer to Section III below “Restrictions Applicable to Transactions in Securities by Insiders”.

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

The Company recognizes that meetings with analysts and significant investors are an important element of its investor relations program. The Company will meet with analysts and investors individually or in small groups as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy. All analysts will receive fair treatment regardless of whether they are recommending buying or selling the Company’s securities.
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

INVESTOR CONFERENCE CALLS

The following steps shall be followed when holding investor conference calls to disclose material information:
i)	a press release containing the material information shall have been previously released through a widely circulated news or wire service. Such press release shall contain the date and time of the call, the subject matter and the means for accessing it;

ii)	CGI representatives participating in the analyst conference call will meet before the call to prepare for anticipated questions. Statements and responses to anticipated questions will be discussed and scripted in advance and reviewed by the Company’s executive management.

iii)	the conference call shall be held in an open manner, permitting investors to listen either by telephone or through Internet Webcasting;

iv)	a dial-in replay will be provided for a period of at least one week after the investor conference call and a web replay will be provided for a period of at least 90 days after the call.

v)	a detailed transcript of the conference call will be kept and reviewed to determine whether any unintentional selective disclosure occurred during the conference call. If so, immediate steps to ensure full public announcement shall be made including contacting the Exchanges and asking that trading be halted pending the issuance of a news release.
REVIEWING ANALYST REPORTS AND FINANCIAL MODELS

Upon request, the Company may review analysts’ draft research reports or financial models for factual accuracy based on publicly disclosed information. The Company will not confirm, or attempt to influence, an analyst’s opinions or conclusions and will not express comfort with the analyst’s financial model and earnings estimates.

To avoid appearing to endorse an analyst’s report or model, the Company will provide its comments orally or will attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

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
•	All material forward-looking information will be broadly disseminated via news release and included in the Company’s annual and quarterly

MD&A. The Committee will assess whether an update is required on a quarterly basis or as circumstances warrant.
•	The information will be clearly identified as forward looking.

•	The Company will identify all material assumptions used in the preparation of the forward-looking information.

•	The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

•	The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

•	The information will be accompanied by a statement that the information is as of the current date and subject to change after that date and the Company disclaims any intention to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

•	Once forward looking information has been disclosed, CGI will regularly assess whether an update is required and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

•	Forward-looking statements shall be updated, if necessary, by issuing a press release and filing a material change report.
DISCLOSURE RECORD

The Vice-President, Corporate Communications & Investor Relations will maintain a five-year record of all public information about the Company, including continuous disclosure documents, news releases, analysts’ reports, transcripts or tape recordings of conference calls, debriefing notes, notes from meetings and telephone conversations with analysts and investors, and newspaper articles.

ELECTRONIC COMMUNICATIONS

Employees must not use electronic communications to leak or discuss in any way undisclosed material information regarding CGI’s affairs and business.
a)	Officers responsible for monitoring CGI’s electronic communications:
i)	The Vice-President, Corporate Communications & Investor Relations, under the authority of the Disclosure Policy Committee, and

ii)	Such officers will be responsible for monitoring CGI’s electronic communications and enforcing compliance with CGI’s guidelines. Moreover, in order to ensure the integrity and security of CGI’s electronic communications, regular review and update of its security systems will be executed. The Vice-President, Corporate Communications & Investor Relations will maintain a log indicating the date that material information is posted and/or removed from the IR section of the Web site. Documents filed with securities regulators will be maintained on the web site for a minimum of two years.
b)	CGI’s website:
i)	The Vice-President, Corporate Communications & Investor Relations, under the authority of the Disclosure Policy Committee shall be responsible for maintaining CGI’s website up-to-date and accurate. All material information shall be dated when posted or modified and outdated information shall be archived, and

ii)	All CGI corporate “timely disclosure” documents as well as any other public documents filed with the Exchanges and the Canadian securities commissions or required to be posted on the website shall be posted in their entirety on CGI’s website. Such documents include:
•	the annual and interim financial statements and related auditors report and MD&A;

•	the annual report;

•	interim shareholder reports;

•	the annual information form;

•	press releases (whether or not favourable);

•	management proxy circulars;

•	CEO and CFO financial statements certifications;

•	Corporate governance Guidelines;

•	Board and Board Committee Charters;

•	Code of Business Conduct and Ethics;

•	Insider trading reports; and

•	any other communications transmitted to shareholders.
No material information shall be posted on CGI’s website before it has been widely disseminated.

The Vice-President, Corporate Communications & Investor Relations must approve all links from the Company Web site to a third party web site. The Web site will include a notice that advises readers they are leaving the Company’s Web site and that the Company is not responsible for the contents of the other site.

The Vice-President, Corporate Communications & Investor Relations will be responsible for the responses to electronic inquiries. Only public information or information that could otherwise be disclosed in accordance with this disclosure policy shall be used to respond to electronic inquiries.

c)	Rumours on the Internet:

Rumours about CGI on the Internet through chat-rooms, web logs, news groups or otherwise shall be handled similarly to rumours spread in a traditional way (refer to heading “Dealing with Rumours” of Section I).

d)	Supplemental information:

It is understood that any non material information disseminated to third parties (including private investors, financial analysts, institutional investors) should also be available to all investors. Consequently, such information will be posted on CGI’s website unless the volume or format makes it unduly complicated. In such case, CGI will provide a contact name on its website so that investors may have access to such information, if requested. The supplemental information includes data books, fact sheets, slides of investor presentations and other materials distributed at analyst or industry presentations.

e)	Investor Relations contact information:

CGI will maintain an e-mail link on its website allowing investors to communicate directly with CGI’s Investor Relations representatives. Such representatives shall ensure that any risk of selective disclosure is avoided when responding to investor e-mails. When possible, they will respond to investor enquiries by telephone.

CGI will maintain a phone number for the media, to assist them in receiving responses to questions in a timely manner in order to meet their print deadlines.

f)	Utilization and exclusion of certain information:
i)	Employee use of electronic information:
•	CGI employees are hereby reminded that all correspondence received and sent via e-mail is to be considered corporate correspondence and therefore must not transmit confidential information externally unless protected by appropriate encryption technology;

•	CGI employees are prohibited from participating in, hosting or linking to any Internet chat-rooms, bulletin boards, web logs or news groups in communications involving CGI or its securities

(even if the intention of CGI employees is to correct rumours or defend CGI);

•	CGI employees are encouraged to report to the Vice-President, Corporate Communications & Investor Relations any discussion pertaining to CGI which they find on the Internet.
ii)	Analyst reports and third party information:

Analyst reports are proprietary products of the analyst’s firm. Distributing analyst reports or providing links to them may be viewed as an endorsement by the Company of the reports. For these reasons, the Company will not provide analyst reports through any means to persons outside of the Company or generally to employees of the Company, including posting such information on its Web site. The Company will post on its Web site a complete list, regardless of the recommendation, of all the investment firms and analysts who provide research coverage on the Company. This list will not include links to the analysts’ or any other third party Web sites or publications.

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

A legal disclaimer regarding the accuracy, timeliness and completeness of the information posted on the website must be included on CGI’s website at all times.
COMMUNICATION, EDUCATION AND ENFORCEMENT

This disclosure policy extends to all employees of the Company, its board of directors and authorized spokespersons. New directors, officers and employees will be provided with a copy of this disclosure policy and educated about its importance. This disclosure policy will be posted on the Company’s internal Web site and changes will be communicated to all employees.

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

The acquisition or the sale of CGI securities (the “CGI Securities”) by its senior executives (which means under Canadian securities legislation (the “Legislation”)), a person exercising the functions of a director or of a president, vice-president, secretary, treasurer, controller or similar functions) entails under the terms of the Legislation, civil, penal and criminal liability if they carry out these operations while they have at their disposal information which has not been disclosed to the public and which information may be susceptible of affecting the decision of a reasonable investor, as well as any information that may affect the value or market price of CGI Securities. All insiders of CGI are subject to the Legislation. These insiders include CGI, its senior executives and the senior executives of its subsidiaries as well as any person or company who exercises control over 10% or more of outstanding CGI Securities.

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

Any such information, whether it relates to CGI or to any other public company, is hereafter referred to as “Privileged Information”.

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
TRANSACTIONS BY SENIOR EXECUTIVES OF CGI

CGI believes that it is important to establish rules of conduct in order to ensure the respect of all Legislation pertaining to senior executives’ transactions in CGI Securities as well as in the securities of other public companies. These rules of conduct are the following, their application being cumulative and not exclusive:
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
CGI believes it is important to establish the following additional rules of conduct concerning the disclosure of Privileged Information:
g)	Material information regarding the activities and affairs of CGI will be disclosed in a timely manner, in accordance with the requirements of the timely disclosure policies of the TSX and the NYSE and applicable securities legislation (as discussed in Section I).

h)	It is forbidden for management, insiders and employees of CGI to convey to any person whatsoever, any and all material information related to the activities and affairs of CGI before CGI’s shareholders and the general public have been notified (by way of media or other means), except in the necessary course of business and subject to an obligation of confidentiality.
INSIDER REPORTS

Any person who becomes an insider of CGI shall file an electronic profile in the System for Electronic Disclosure by Insiders (“SEDI”) (www.sedi.ca).

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

An insider is required to file an amended insider profile within ten days of a change in the insider’s name or relationship to CGI. If there is a change in any other information in the insider profile, an amended insider profile is only required at the time of the insider’s next SEDI filing.

As a matter of law, the responsibility for filing and updating an electronic profile and for filing insider reports in SEDI lies solely with the insider. However, CGI’s secretariat staff will send three days prior to the end of each month to each insider of the Company a reminder to complete an insider report, if necessary. It is recommended that each insider inform the Company’s Corporate Secretary prior to completion of any transaction on CGI Securities.

Appendix

APPENDIX A
Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52-110
1.4	Meaning of independence
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

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
(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

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
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
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

(signed)	(signed)
Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 8, 2010

CGI group Inc. 2010 Annual report	40

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
The Company’s internal control over financial reporting includes policies and procedures that:
–	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

–	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

–	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
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
There were two exclusions from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2010. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements. In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Stanley, Inc. (“Stanley”) which was acquired six weeks prior to the Company’s fiscal year-end. Our assessment is limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. Stanley’s operations represent approximately 28% of our consolidated total assets (including intangible assets and goodwill) and approximately 3% of our consolidated revenue for the year ended September 30, 2010. The exclusion is due to the short time frame between the consummation date of the acquisition and the date of management’s assessment.
As of the end of the Company’s 2010 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2010, was effective.
The effectiveness of the Company’s internal control over financial reporting as at September 30, 2010, has been audited by the Company’s independent auditors, as stated in their report appearing on page 42.

(signed)	(signed)
Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 8, 2010

CGI group Inc. 2010 Annual report	41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as at September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its interest in a joint venture, which is included in the 2010 consolidated financial statements of the Company, and constituted approximately 1% of total assets as of September 30, 2010 and approximately 2% of revenues for the year then ended. In addition, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Stanley, Inc., acquired six weeks prior to the Company’s fiscal year-end, which is included in the 2010 consolidated financial statements of the Company and constituted approximately 28% of total assets (including intangible assets and goodwill) as of September 30, 2010 and approximately 3% of revenues for the year then ended. Our audit of internal control over financial reporting of CGI Group Inc. also did not include an evaluation of the internal control over financial reporting of its interest in a joint venture and of Stanley, Inc.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010 based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2010, and our report dated November 8, 2010 expressed an unqualified opinion thereon.
(signed)1
Ernst & Young LLP
Chartered Accountants
Montréal, Canada
November 8, 2010

1	Chartered accountant auditor permit No. 15859

CGI group Inc. 2010 Annual report	42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the consolidated balance sheet of CGI Group Inc. (the “Company”) as at September 30, 2010 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2009 and 2008, were audited by other auditors whose report dated November 8, 2009, expressed an unqualified opinion on those statements and included a comment paragraph for U.S. readers that disclosed changes in the Company’s accounting principles discussed in Note 2 to those financial statements.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2010 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2010 and the consolidated results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.
As explained in note 2 to the consolidated financial statements, in 2010, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, Section 1602, Non-Controlling Interests, and amendments to Section 3862, Financial Instruments—Disclosures. As explained in note 28, in 2010 the Company adopted the requirements of the Financial Accounting Standards Board’s (“FASB”) ASC Topic 805, Business Combinations.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 8, 2010 expressed an unqualified opinion thereon.
(signed)1
Ernst & Young LLP
Chartered Accountants
Montréal, Canada
November 8, 2010

1	Chartered accountant auditor permit No. 158599

CGI group Inc. 2010 Annual report	43

Consolidated Financial Statements
Consolidated Statements of Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars, except share data)	2010	Note 2a)	Note 2a)

	$	$	$
Revenues	3,732,117	3,825,161	3,705,863

Operating expenses
Costs of services, selling and administrative (Note 17)	3,025,823	3,170,406	3,110,760
Amortization (Note 14)	195,308	195,761	163,172
Acquisition-related and integration costs (Note 18a)	20,883	—	—
Interest on long-term debt	17,123	18,960	27,284
Interest income	(2,419)	(2,908)	(5,570)
Other (income) expenses	(952)	3,569	3,341
Foreign exchange (gain) loss	(916)	(1,747)	1,445
Gain on sale of capital assets	(469)	—	—

	3,254,381	3,384,041	3,300,432

Earnings from continuing operations before income taxes	477,736	441,120	405,431
Income tax expense (Note 16)	114,970	125,223	106,297

Earnings from continuing operations	362,766	315,897	299,134
Earnings (loss) from discontinued operations, net of income taxes (Note 19)	—	1,308	(5,134)

Net earnings	362,766	317,205	294,000

Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	362,386	315,158	298,266
Earnings (loss) from discontinued operations	—	1,308	(5,134)

Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132

Non-controlling interest
Net earnings attributable to non-controlling interest	380	739	868

Net earnings	362,766	317,205	294,000

Basic earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.27	1.03	0.94
Discontinued operations	—	—	(0.02)

	1.27	1.03	0.92

Diluted earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.24	1.02	0.92
Discontinued operations	—	—	(0.02)

	1.24	1.02	0.90

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	44

Consolidated Statements of Comprehensive Income

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Net earnings	362,766	317,205	294,000

Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(53,598)	6,249	66,200

Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	15,806	15,739	(538)

Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,036	13,446	(1,013)

Other comprehensive (loss) income (Note 15)	(35,756)	35,434	64,649

Comprehensive income	327,010	352,639	358,649

Attributable to:

Shareholders of CGI Group Inc.	326,630	351,900	357,781

Non-controlling interest	380	739	868

See Notes to the consolidated financial statements.
Consolidated Statements of Retained Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Retained earnings, beginning of year	1,182,237	921,380	750,138
Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132
Excess of purchase price over carrying value of Class Asubordinate shares acquired (Note 11)	(347,940)	(55,609)	(121,890)
Change in subsidiary investment	(297)	—	—

Retained earnings, end of year	1,196,386	1,182,237	921,380

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	45

Consolidated Balance Sheets

		2009
		(Restated
As at September 30 (in thousands of Canadian dollars)	2010	Note 2a)

	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	127,824	343,427
Short-term investments	13,196	—
Accounts receivable (Note 4)	423,926	461,291
Work in progress	358,984	249,022
Prepaid expenses and other current assets	76,844	82,237
Income taxes	7,169	2,759
Future income taxes (Note 16)	16,509	15,110

Total current assets before funds held for clients	1,024,452	1,153,846
Funds held for clients	248,695	332,359

Total current assets	1,273,147	1,486,205
Capital assets (Note 5)	238,024	212,418
Intangible assets (Note 6)	516,754	455,775
Other long-term assets (Note 7)	42,261	60,558
Future income taxes (Note 16)	11,592	10,173
Goodwill (Note 8)	2,525,413	1,674,781

	4,607,191	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	306,826
Accrued compensation	191,486	165,981
Deferred revenue	145,793	136,135
Income taxes	86,877	88,002
Future income taxes (Note 16)	26,423	50,250
Current portion of long-term debt (Note 10)	114,577	17,702

Total current liabilities before clients’ funds obligations	869,532	764,896
Clients’ funds obligations	248,695	332,359

Total current liabilities	1,118,227	1,097,255
Future income taxes (Note 16)	170,683	171,697
Long-term debt (Note 10)	1,039,299	265,428
Other long-term liabilities (Note 9)	119,899	83,934

	2,448,108	1,618,314

Commitments, contingencies and guarantees (Note 25)
Shareholders’ equity
Retained earnings	1,196,386	1,182,237
Accumulated other comprehensive loss (Note 15)	(321,746)	(285,990)

	874,640	896,247
Capital stock (Note 11)	1,195,069	1,298,270
Contributed surplus (Note 12c)	82,922	80,737

Equity attributable to shareholders of CGI Group Inc.	2,152,631	2,275,254
Equity attributable to non-controlling interest	6,452	6,342

	2,159,083	2,281,596

	4,607,191	3,899,910

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)
	Director	Director
	Michael E. Roach	Serge Godin

CGI group Inc. 2010 Annual report	46

Consolidated Statements of Cash Flows

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Operating activities
Earnings from continuing operations	362,766	315,897	299,134
Adjustments for:
Amortization (Note 14)	219,740	218,087	186,120
Future income taxes (Note 16)	(21,417)	29,300	(22,675)
Foreign exchange (gain) loss	(828)	723	1,846
Stock-based compensation (Note 12a)	15,517	8,617	5,131
Gain on sale of capital assets	(469)	—	—
Net change in non-cash working capital items (Note 21a)	(22,942)	57,620	(113,886)

Cash provided by continuing operating activities	552,367	630,244	355,670

Investing activities
Purchase of short-term investments	(12,940)	—	—
Business acquisitions (net of cash acquired) (Note 18)	(899,564)	(997)	(3,911)
Proceeds from sale of assets and businesses (net of cash disposed)	4,100	4,991	29,238
Purchase of capital assets	(47,684)	(69,212)	(60,983)
Proceeds from disposal of capital assets	896	—	—
Additions to intangible assets	(69,722)	(62,367)	(60,942)
Decrease in other long-term assets	—	—	3,019

Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)

Financing activities
Use of credit facilities	939,394	144,694	90,305
Repayment of credit facilities	(82,684)	(157,505)	(196,533)
Repayment of long-term debt	(125,168)	(117,752)	(10,153)
Proceeds on settlement of forward contracts (Note 10)	—	18,318	—
Repurchase of Class A subordinate shares (including share repurchase costs)	(516,699)	(101,698)	(216,208)
Issuance of shares	53,039	16,141	32,423
Change in subsidiary investment	(571)	(425)	—

Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)

Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398

Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)
Net cash and cash equivalents provided by (used in) discontinued operations (Note 19)	—	161	(1,068)
Cash and cash equivalents, beginning of year	343,427	50,134	88,879

Cash and cash equivalents, end of year (Note 3)	127,824	343,427	50,134

Supplementary cash flow information (Note 21)
See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	47

Notes to the Consolidated Financial Statements
Years ended September 30, 2010, 2009 and 2008
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
Note 2
Summary of significant accounting policies
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 28. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2010.
changes in accounting policies
On October 1, 2009, the Company elected to adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) during the year as they primarily converge with the International Financial Reporting Standards (“IFRS”) and U.S. GAAP:
a)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as a liability are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively, with the exception of the presentation requirements for non-controlling interest, which must be applied retrospectively. The adoption of these sections change the accounting of the business combination realized in fiscal year 2010 for which acquisition-related and integration costs of $20,883,000 with associated income tax expense of $3,688,000 were recorded directly in the consolidated statement of earnings (refer to Note 18a). The previously unrecognized future tax assets related to losses carried forward of past acquisitions of $7,378,000 were also recognized as a reduction of income tax expense (refer to Note 18b). In addition, the above-mentioned reclassifications of non-controlling interest have been reflected in the consolidated financial statements and had no significant impact. The effects on future periods will depend on the nature and significance of the business combinations subject to these standards.

b)	In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to adopt the amendments proposed by the International Accounting Standards Board (“IASB”) to IFRS 7 “Financial Instruments: Disclosures”. The amendments were made to enhance disclosure requirements about the liquidity risk and fair value measurement of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009, and comparative information is not required in the first year of adoption. The Company adopted these amendments in fiscal 2010. The adoption of these amendments had no impact on the consolidated financial statements. The new disclosures are included in Note 26.

CGI group Inc. 2010 Annual report	48

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, purchase accounting and goodwill, income taxes, contingencies and other liabilities, revenue recognition, stock based compensation, investment tax credits and government programs and the impairment of long-lived assets and goodwill.
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
The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll, insurance processing and document management services.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectability is reasonably assured.
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

CGI group Inc. 2010 Annual report	49

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
SHORT-TERM INVESTMENTS
Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase. Short-term investments are designated as held-for-trading and are carried at fair value.
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
CAPITAL ASSETS
Capital assets, including those under capital leases, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years
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

CGI group Inc. 2010 Annual report	50

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
Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income—producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.
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
BUSINESS COMBINATIONS AND GOODWILL
On October 1, 2009, the Company elected to early adopt prospectively Section 1582 which revised the accounting guidance that the Company was required to apply for past acquisitions done in prior fiscal years. The underlying principles are similar to the previous guidance but introduce certain accounting changes which were described earlier in changes in accounting policies in this note.
The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill.
Acquisition-related and integration costs associated to the business combination are expensed as incurred. Changes in estimates associated with future income tax assets after measurement period are recognized as income tax expense with prospective application to all business combinations regardless of the date of acquisition.
Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the carrying amount of the reporting unit exceeds its fair value and is determined as the difference between the goodwill’s carrying amount and its implied fair value.
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

CGI group Inc. 2010 Annual report	51

TAX CREDITS
The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to operating expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. The tax credits recorded are based on management’s best estimates of amounts expected to be recovered and are subject to audit by the taxation authorities.
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
STOCK-BASED COMPENSATION
The Company uses the fair value based method to account for stock options awarded under its stock option plan. The fair value of stock options is recognized as compensation costs in earnings with a corresponding credit to contributed surplus on a straight line basis over the vesting period of the entire award. The number of stock options expected to vest are estimated on the grant date and subsequently revised on a periodic basis. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.
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
The hedges were documented as cash flow hedges and no component of the derivative’s fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the intended repayment of the two remaining tranches of the debt. The first tranche was repaid in fiscal 2009.
The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other current assets and other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2010, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged.
Hedge on net investments in self-sustaining foreign subsidiaries
The Company has designated certain long-term debt as a hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. and European subsidiaries. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

CGI group Inc. 2010 Annual report	52

Cash flow hedges on future revenue
During the year ended September 30, 2010, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue. During the year ended September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, and to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates until 2014.
These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During fiscal 2010, the Company’s hedging relationships were effective. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.
FUTURE ACCOUNTING CHANGES
In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted. Effective October 1, 2010, the Company will early adopt this new EIC, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to this EIC.
Note 3
Cash and cash equivalents

	2010	2009
	$	$
Cash	27,162	203,160
Cash equivalents	100,662	140,267

	127,824	343,427

Note 4
Accounts receivable

	2010	2009
	$	$
Trade	349,349	317,647
Other[1]	74,577	143,644

	423,926	461,291

1	Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, Research and Development tax credits in North America and Europe, and other Job and Economic Growth Creation programs available. The tax credits represent approximately $55,758,000 and $124,803,000 of other accounts receivable in 2010 and 2009, respectively.

Effective April 1, 2008, the Company became eligible for the new Development of E-Business refundable tax credit, which replaces prior existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres tax credits, the Company relocated some of its eligible employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2010, the balance outstanding for financial commitments for these real estate locations was $352,362,000 ranging between three months and 13 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

CGI group Inc. 2010 Annual report	53

Note 5
Capital assets

	2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Land and buildings	17,309	4,461	12,848	17,757	3,427	14,330
Leasehold improvements	142,297	76,381	65,916	139,542	68,879	70,663
Furniture, fixtures and equipment	75,990	30,605	45,385	55,953	24,569	31,384
Computer equipment	256,985	143,110	113,875	190,850	94,809	96,041

	492,581	254,557	238,024	404,102	191,684	212,418

Capital assets include assets acquired under capital leases totalling $57,101,000 ($37,680,000 in 2009), net of accumulated amortization of $35,533,000 ($17,880,000 in 2009). Amortization expense of capital assets acquired under capital leases was $18,467,000 and $13,213,000 in 2010 and 2009, respectively.
Note 6
Intangible assets

	2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Intangible assets
Contract costs
Incentives	236,750	190,294	46,456
Transition costs	200,154	102,734	97,420

	436,904	293,028	143,876

Other intangible assets
Internal-use software	90,704	66,841	23,863
Business solutions	283,799	178,491	105,308
Software licenses	174,412	123,977	50,435
Client relationships and other	426,546	233,274	193,272

	975,461	602,583	372,878

	1,412,365	895,611	516,754

CGI group Inc. 2010 Annual report	54

	2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Intangible assets
Contract costs
Incentives	247,146	185,296	61,850
Transition costs	169,087	77,138	91,949

	416,233	262,434	153,799

Other intangible assets
Internal-use software	88,128	59,033	29,095
Business solutions	284,341	160,423	123,918
Software licenses	144,861	108,127	36,734
Client relationships and other	341,188	228,959	112,229

	858,518	556,542	301,976

	1,274,751	818,976	455,775

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets that were acquired or internally developed during the period:

	2010	2009	2008
	$	$	$
Acquired	166,468	22,965	30,665
Internally developed	49,193	44,181	40,257

	215,661	67,146	70,922

Amortization expense of other intangible assets included in the consolidated statements of earnings is as follows:

	2010	2009	2008
	$	$	$
Internal-use software	11,121	12,963	12,307
Business solutions	26,322	33,444	34,367
Software licenses	18,726	16,674	17,997
Client relationships and other	36,676	37,748	37,121

Amortization of other intangible assets (Note 14)	92,845	100,829	101,792

Amortization expense of contract costs is presented in Note 14.
Note 7
Other long-term assets

	2010	2009
	$	$
Deferred financing fees	2,360	3,643
Deferred compensation plan assets	16,318	13,108
Long-term maintenance agreements	5,542	13,735
Forward contracts (Note 26)	13,317	22,372
Other	4,724	7,700

Other long-term assets	42,261	60,558

CGI group Inc. 2010 Annual report	55

Note 8
Goodwill
The variations in goodwill are as follows:

	2010
			Europe &
	Canada	U.S. & India	Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,141,381	432,320	101,080	1,674,781
Acquisition (Note 18a)	—	886,403	—	886,403
Foreign currency translation adjustment	—	(25,961)	(9,810)	(35,771)

Balance, end of year	1,141,381	1,292,762	91,270	2,525,413

	2009
			Europe &
	Canada	U.S. & India	Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,158,730	431,129	99,503	1,689,362
Acquisition	209	—	—	209
Purchase price adjustments (Note 18c)	(16,059)	(3,865)	(415)	(20,339)
Disposal of assets (Note 18b)	(1,499)	—	—	(1,499)
Foreign currency translation adjustment	—	5,056	1,992	7,048

Balance, end of year	1,141,381	432,320	101,080	1,674,781

Note 9
Other long-term liabilities

	2010	2009
	$	$
Deferred compensation	25,173	22,727
Deferred revenue	40,702	27,774
Deferred rent	44,737	16,940
Forward contracts (Note 26)	3,396	7,648
Other	5,891	8,845

Other long-term liabilities	119,899	83,934

Asset retirement obligations included in “other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $3,060,000 ($2,522,000 in 2009) was based on the expected cash flows of $4,370,000 ($3,579,000 in 2009) and was discounted at an interest rate of 6.42% (6.83% in 2009). The timing of the settlement of these obligations varies between one and 13 years.

CGI group Inc. 2010 Annual report	56

Note 10
Long-term debt

	2010	2009
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.27% and repayable by payments of $89,593 (US$87,000) in 2011 and $20,596 (US$20,000) in 2014, less imputed interest of $290[1]	109,899	114,061
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers’ acceptance rate plus 0.63%, maturing in 2012[2]	964,223	126,043
Obligations bearing a weighted average interest rate of 4.00% and repayable in blended monthly instalments maturing at various dates until 2018	22,049	5,879
Obligations under capital leases, bearing a weighted average interest rate of 4.89% and repayable in blended monthly instalments maturing at various dates until 2018	57,705	37,147

	1,153,876	283,130
Current portion	114,577	17,702

	1,039,299	265,428

1	As at September 30, 2010, the private placement financing with U.S. institutional investors is comprised of two remaining tranches of Senior U.S. unsecured notes maturing in January 2011 and 2014 for a total amount of US$107,000,000. On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in the foreign exchange rate resulting in a cash inflow of $18,318,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 27). At September 30, 2010, the Company is in compliance with these covenants.

2	The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012 bearing interest at LIBOR plus a variable margin that is determined based on leverage ratios. As at September 30, 2010, an amount of $964,223,000 has been drawn upon this facility (Note 26). Also an amount of $15,846,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2010, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 27). At September 30, 2010, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $2,500,000 bearing interest at the Canadian prime rate. As at September 30, 2010, no amount has been drawn upon this facility.
Principal repayments on long-term debt over the forthcoming years are as follows:

$
2011	95,169
2012	968,636
2013	4,750
2014	24,308
2015	1,917
Thereafter	1,391

Total principal payments on long-term debt	1,096,171

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2011	19,408	2,441	21,849
2012	17,308	1,440	18,748
2013	10,456	578	11,034
2014	5,850	276	6,126
2015	3,188	68	3,256
Thereafter	1,495	—	1,495

Total minimum capital lease payments	57,705	4,803	62,508

CGI group Inc. 2010 Annual report	57

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
For 2010, 2009 and 2008, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
		Carrying		Carrying		Carrying
	Number	value	Number	value	Number	value
		$		$		$
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	—	—	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	—	(847)	—	—	—	(847)
Issued upon exercise of options[2]	4,107,823	42,238	—	—	4,107,823	42,238

Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	—	—	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	—	—	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	—	—

Balance, September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled[1]	(35,602,085)	(168,759)	—	—	(35,602,085)	(168,759)
Issued upon exercise of options[2]	6,008,766	65,558	—	—	6,008,766	65,558

Balance, September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069

1	On January 27, 2010, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The Issuer Bid enables the Company to purchase up to 25,151,058 Class A subordinate shares (26,970,437 in 2009 and 28,502,941 in 2008) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 9, 2010, until no later than February 8, 2011, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During 2010, the Company repurchased, under the previous and current NCIB, 35,602,085 Class A subordinate shares (9,525,892 in 2009 and 19,910,068 in 2008) for cash consideration of $516,699,000 ($99,881,000 in 2009 and $213,485,000 in 2008). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $347,940,000 ($55,609,000 in 2009 and $121,890,000 in 2008), was charged to retained earnings.

As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been cancelled and paid subsequent to year-end.

2	The carrying value of Class A subordinate shares includes $13,332,000 ($5,253,000 in 2009 and $10,223,000 in 2008) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

3	During the twelve months ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

CGI group Inc. 2010 Annual report	58

Note 12
Stock-based compensation plans and contributed surplus
A) STOCK OPTIONS
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2010, 52,002,178 Class A subordinate shares have been reserved for issuance under the stock option plan.
The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2010		2009		2008
		Weighted average		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	per share	options	per share	options	per share
		$		$		$
Outstanding, beginning of year	28,883,835	9.16	26,757,738	9.34	24,499,886	8.52
Granted	8,413,586	12.58	8,448,453	9.32	7,798,388	11.39
Exercised	(6,008,766)	8.69	(2,221,032)	7.93	(4,107,823)	7.79
Forfeited	(3,734,542)	9.65	(3,863,746)	11.16	(1,094,052)	10.65
Expired	(998,630)	15.91	(237,578)	14.11	(338,661)	12.20

Outstanding, end of year	26,555,483	10.03	28,883,835	9.16	26,757,738	9.34

Exercisable, end of year	14,116,392	8.60	18,087,166	8.75	19,398,753	8.56

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2010:

	Options outstanding				Options exercisable
			Weighted
			average	Weighted		Weighted
			remaining	average		average
	Range of	Number of	contractual	exercise	Number of	exercise
	exercise price	options	life (years)	price	options	price
	$			$		$
	2.06 to 5.20	10,729	0.51	2.57	10,729	2.57
	6.05 to 6.98	2,255,941	4.48	6.48	2,255,941	6.48
	7.00 to 7.87	3,408,828	4.57	7.74	3,408,828	7.74
	8.00 to 8.99	4,417,145	3.43	8.62	4,417,145	8.62
	9.05 to 9.90	4,832,132	7.50	9.34	1,692,713	9.40
	10.05 to 11.80	3,566,872	6.99	11.37	2,284,340	11.35
	12.54 to 13.26	7,964,939	9.01	12.55	10,799	13.26
	14.48 to 15.58	98,897	9.54	14.98	35,897	9.55

		26,555,483	6.58	10.03	14,116,392	8.60

CGI group Inc. 2010 Annual report	59

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2010	2009	2008
Stock-based compensation costs ($)	15,517	8,617	5,131
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	27.32	24.42	23.70
Risk-free interest rate (%)	2.48	3.05	4.09
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	3.63	2.59	3.37
B) PERFORMANCE SHARE UNITS (PSUS)
On September 28, 2010, the Company adopted a PSU plan for senior executives and other key employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs must be exercised within three years following the end of the Company’s fiscal year during which the award is made, except in the event of retirement, termination of employment or death.
There was no grant under this plan in fiscal year 2010.
C) CONTRIBUTED SURPLUS
The following table summarizes the contributed surplus activity since September 30, 2007:

$
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options (Note 11)	(10,223)
Stock-based compensation costs	5,131

Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 11)	(5,253)
Stock-based compensation costs	8,617

Balance, September 30, 2009	80,737
Compensation cost associated with exercised options (Note 11)	(13,332)
Stock-based compensation costs	15,517

Balance, September 30, 2010	82,922

Note 13
Earnings per share
The following table sets forth the computation of basic and diluted earnings per share from continuing operations attributable to shareholders of the Company for the years ended September 30:

	2010			2009			2008
		Weighted	Earnings		Weighted	Earnings		Weighted	Earnings
	Earnings	average	per share	Earnings	average	per share	Earnings	average	per share
	from	number of	from	from	number of	from	from	number of	from
	continuing	shares	continuing	continuing	shares	continuing	continuing	shares	continuing
	operations	outstanding[1]	operations	operations	outstanding[1]	operations	operations	outstanding[1]	operations
	$		$	$		$	$		$
	362,386	284,826,257	1.27	315,158	306,853,077	1.03	298,266	317,604,899	0.94
Dilutive options2		8,093,693			3,492,164			5,199,388

	362,386	292,919,950	1.24	315,158	310,345,241	1.02	298,266	322,804,287	0.92

1	The 35,602,085 Class A subordinate shares repurchased during the year (9,525,892 in 2009 and 19,910,068 in 2008), were excluded from the calculation of weighted average number of shares outstanding as of the date of repurchase.

2	The calculation of the diluted earnings per share excluded 8,029,590, 13,384,651 and 8,764,136 options for the years ended September 30, 2010, 2009 and 2008, respectively, as they were anti-dilutive.

CGI group Inc. 2010 Annual report	60

Note 14
Amortization

	2010	2009	2008
	$	$	$
Amortization of capital assets	72,067	61,412	43,455
Amortization of intangible assets
Contract costs related to transition costs	30,396	22,377	17,925
Other intangible assets (Note 6)	92,845	100,829	101,792
Impairment of other intangible assets[1]	—	11,143	—

	195,308	195,761	163,172
Amortization of contract costs related to incentives (presented as reduction of revenue)	23,149	21,043	21,682
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,283	1,266

	219,740	218,087	186,120

1	The impairment of other intangible assets relates to certain assets that were no longer expected to provide future value.
Note 15
Accumulated other comprehensive loss

	Balance, as at	Net changes	Balance, as at
	October 1,	during	September 30,
	2009	the year	2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,686)	(359,423)	(53,598)	(413,021)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $14,347)	61,000	15,806	76,806
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,336)	12,433	2,036	14,469

	(285,990)	(35,756)	(321,746)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	september 30,
	2008	the year	2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433

	(321,424)	35,434	(285,990)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	september 30,
	2007	the year	2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)	(431,872)	66,200	(365,672)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	—	(1,013)	(1,013)

	(386,073)	64,649	(321,424)

For the year ended September 30, 2010, $8,359,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $3,746,000) were reclassified to net earnings for derivatives designated as cash flow hedges ($928,000 net of income taxes of $478,000 for the year ended September 30, 2009, and nil for the year ended September 30, 2008).

CGI group Inc. 2010 Annual report	61

Note 16
Income taxes
Future income taxes are classified as follows:

	2010	2009
	$	$
Current future income tax assets	16,509	15,110
Long-term future income tax assets	11,592	10,173
Current future income tax liabilities	(26,423)	(50,250)
Long-term future income tax liabilities	(170,683)	(171,697)

Future income taxes, net	(169,005)	(196,664)

The income tax expense is as follows:

	2010	2009	2008
	$	$	$
Current	136,387	95,923	128,972
Future	(21,417)	29,300	(22,675)

	114,970	125,223	106,297

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2010	2009	2008
	%	%	%
Company’s statutory tax rate	30.2	30.9	31.2
Effect of foreign tax rate differences	0.3	—	(0.6)

Final determination from agreements with tax authorities and expirations of statutes of limitations	(7.9)	(3.9)	(3.7)
Non-deductible and tax exempt items	1.7	1.3	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	(0.3)	—	(1.7)
Tax benefits on losses	0.1	0.1	0.2

Effective income tax rate	24.1	28.4	26.2

CGI group Inc. 2010 Annual report	62

Future income tax assets and liabilities are as follows at September 30:

	2010	2009
	$	$
Future income tax assets:
Accounts payable and accrued liabilities	14,074	11,316
Tax benefits on losses carried forward	14,667	10,171
Capital assets, intangible assets and other long-term liabilities	20,482	17,197
Accrued compensation	28,397	23,414
Unrealized losses on cash flow hedges	1,585	3,395
Allowance for doubtful accounts	1,793	3,107
Other	1,612	2,433

	82,610	71,033
Valuation allowance	(4,346)	(6,818)

	78,264	64,215

Future income tax liabilities:
Capital assets, intangible assets and other long-term assets	161,988	161,008
Work in progress	25,165	22,395
Goodwill	27,774	25,276
Refundable tax credits on salaries	20,985	40,233
Unrealized gain on cash flow hedges	6,908	7,478
Other	4,449	4,489

	247,269	260,879

Future income taxes, net	(169,005)	(196,664)

At September 30, 2010, the Company had $46,419,000 in non-capital losses carried forward, of which $13,053,000 expire at various dates up to 2030 and $33,366,000 have no expiry dates. The Company recognized a future tax asset of $14,667,000 on the losses carried forward and recognized a valuation allowance of $4,346,000. The decrease in the valuation allowance mainly results from the expiry of non capital losses. The resulting net future income tax asset of $10,321,000 is the amount that is more likely than not to be realized.
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
Note 17
Costs of services, selling and administrative
Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2010	2009	2008
	$	$	$
Costs of services, selling and administrative	3,116,425	3,268,995	3,193,270
Tax credits	(90,602)	(98,589)	(82,510)

	3,025,823	3,170,406	3,110,760

CGI group Inc. 2010 Annual report	63

Note 18
Investments in subsidiaries
For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.
2010 TRANSACTIONS
a) Acquisition
The Company made the following acquisition:
–	Stanley, Inc. (“Stanley”) — On August 17, 2010, the Company acquired all outstanding shares of Stanley, a provider of information technology services and solutions to U.S. defence, intelligence and federal civilian government agencies, for a total cash consideration of $923,150,000. The acquisition was financed through a withdrawal from the Company’s existing unsecured revolving credit facility and cash on hand of $832,160,000 and $90,990,000, respectively. Stanley’s operations will increase the scale and capabilities of the Company to serve the U.S. Federal Government expanding the offering into the defence and intelligence space.
The acquisition was accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on the Company’s management’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

Stanley
$
Current assets[1]	163,648
Capital assets	9,005
Intangible assets	123,897
Goodwill[2]	886,403
Other long-term assets	3,167
Future income taxes	3,564
Current liabilities	(176,110)
Debt, classified as current	(102,262)
Other long-term liabilities	(11,748)

899,564
Cash acquired	23,586

Net assets acquired	923,150

Cash consideration	923,150

1	The current assets include accounts receivable with a fair value of $97,967,000 which approximates the gross amount due under the contracts.

2	The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill is included in the U.S. and India segment and $26,323,000 is deductible for tax purposes.
In connection with the acquisition of Stanley, the Company expensed $20,883,000 during the year ended September 30, 2010. Included in that amount are acquisition-related costs of $11,573,000 and integration costs of $9,310,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisition. The integration costs mainly include provisions related to leases for premises occupied by the acquired business, which the Company vacated, as well as costs related to the termination of certain employees of the acquired business performing functions already available through its existing structure. The acquisition-related and integration costs are separately disclosed in the Company’s consolidated statement of earnings.
Stanley’s revenue in the year ended September 30, 2010 represents approximately 3% of the total consolidated revenue of the Company. Stanley’s net earnings in the year ended September 30, 2010 is not significant. On a pro-forma basis, the revenue and net earnings of the combined Company for the year ended September 30, 2010 would have been approximately $4,556,000,000 and $411,000,000 respectively, had the Stanley acquisition occurred as of October 1, 2009. The pro forma financial information was constructed using the Company’s 2010 annual results and Stanley’s results from July 1, 2009 to June 30, 2010 due to the differences in reporting periods and includes business combination adjustments such as amortization of acquired intangible assets, interest expense on borrowings, elimination of acquisition-related and integration costs and related tax effects. The pro-forma financial information does not reflect synergies or changes to historical transactions and is not necessarily indicative of the results of operations of the Company that would have resulted had the acquisition actually occurred on October 1, 2009, or the results that may be obtained in the future.

CGI group Inc. 2010 Annual report	64

b) Business combination adjustments
Certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2010, resulting in a corresponding decrease in income tax expense of $7,378,000. The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to the goodwill.
2009 TRANSACTIONS
a) Acquisition
There were no significant acquisitions during fiscal 2009.
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
c) Modifications to purchase price allocations
During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of accounts payable and accrued liabilities of $969,000 and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.
Additionally, certain unrecorded future income tax assets acquired from past acquisitions were recognized during the year ended September 30, 2009, resulting in a corresponding decrease in goodwill of $19,708,000.
d) Consideration of purchase price
During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.
2008 TRANSACTIONS
a) Acquisition
There were no acquisitions during fiscal 2008.
b) Disposal
On July 19, 2008, the Company disposed of its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000 which was subject to subsequent adjustments. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 was received in fiscal year 2009 and $4,100,000 was received in fiscal year 2010 as a final payment. The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $2,365,000.
c) Modifications to purchase price allocations
The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accounts payable and accrued liabilities, current portion of long-term debt, long-term debt, future income tax assets and other long-term liabilities of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.
d) Consideration of purchase price
During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisition resulting in a net decrease of long-term debt by $3,954,000.

CGI group Inc. 2010 Annual report	65

Note 19
Discontinued operations
In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 18b of 2009 Transactions and 2008 Transactions).
The following table presents summarized financial information related to discontinued operations:

	2010	2009	2008
	$	$	$
Revenue	—	2,511	64,851
Operating expenses1	—	1,046	68,747
Amortization	—	14	1,624

Earnings (loss) before income taxes	—	1,451	(5,520)
Income tax expense (recovery)2	—	143	(386)

Earnings (loss) from discontinued operations	—	1,308	(5,134)

1	For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

2	Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.
The related cash flow information of discontinued operations is as follows:

	2010	2009	2008
	$	$	$
Cash provided by (used in) operating activities	—	164	(818)
Cash used in investing activities	—	(3)	(250)

Total cash provided by (used in) discontinued operations	—	161	(1,068)

Note 20
Joint venture: supplementary information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	2010	2009
	$	$
Balance sheets
Current assets	38,148	37,608
Non-current assets	2,992	2,998
Current liabilities	15,609	14,721
Non-current liabilities	933	445

	2010	2009	2008
	$	$	$
Statements of earnings
Revenue	91,015	101,964	87,887
Expenses	79,597	88,552	77,381

Net earnings	11,418	13,412	10,506

CGI group Inc. 2010 Annual report	66

	2010	2009	2008
	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	13,763	25,542	4,879
Investing activities	(733)	(570)	(412)
Financing activities	(12,740)	(12,250)	(13,720)

Note 21
Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Accounts receivable	125,928	31,749	(13,164)
Work in progress	(59,579)	(22,450)	(43,785)
Prepaid expenses and other current assets	17,933	8,399	(12,692)
Accounts payable and accrued liabilities	(46,810)	(39,255)	5,762
Accrued compensation	(74,443)	38,009	(5,327)
Deferred revenue	22,415	15,194	(13,323)
Income taxes	(8,386)	25,974	(31,357)

	(22,942)	57,620	(113,886)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Operating activities
Accounts receivable	(693)	(1,476)	408
Work in progress	2,707	—	—
Accounts payable and accrued liabilities	—	(1,817)	(2,723)
Deferred revenue	3,750	4,779	—

	5,764	1,486	(2,315)

Investing activities

Purchase of capital assets	(42,982)	(27,040)	(17,559)
Purchase of intangible assets	(23,708)	(4,779)	(13,185)

	(66,690)	(31,819)	(30,744)

Financing activities

Increase in obligations under capital leases	38,200	27,040	17,559
Increase in obligations	22,033	—	13,185
Issuance of shares	693	1,476	(408)
Repurchase of Class A subordinate shares	—	1,817	2,723

	60,926	30,333	33,059

CGI group Inc. 2010 Annual report	67

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2010	2009	2008
	$	$	$
Interest paid	13,254	16,558	26,847
Income taxes paid	104,724	63,125	139,803

Note 22
Segmented information
The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.
The following presents information on the Company’s operations based on its management structure.

					2010
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,170,082	1,483,593	242,152	—	3,895,827
Intersegment revenue elimination	(57,670)	(83,194)	(22,846)	—	(163,710)

Revenue	2,112,412	1,400,399	219,306	—	3,732,117

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	375,998	192,305	89	(56,490)	511,902

Total assets	2,083,675	2,166,397	180,780	176,339	4,607,191

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $132,073,000, $69,010,000, $5,790,000 and $11,584,000, respectively, for the year ended September 30, 2010.

					2009
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,216,042	1,421,366	305,417	—	3,942,825
Intersegment revenue elimination	(36,383)	(59,579)	(21,702)	—	(117,664)

Revenue	2,179,659	1,361,787	283,715	—	3,825,161

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	320,702	171,965	18,639	(50,565)	460,741

Total assets	2,341,074	985,289	197,619	375,928	3,899,910

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $116,243,000, $78,819,000, $7,247,000 and $14,495,000, respectively, for the year ended September 30, 2009. Amortization includes an impairment of $11,143,000 mainly related to other intangible assets in the U.S. & India segment.

					2008
		U.S. &	Europe &
	Canada	India	Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	2,356,629	1,137,457	296,745	—	3,790,831
Intersegment revenue elimination	(21,063)	(50,944)	(12,961)	—	(84,968)

Revenue	2,335,566	1,086,513	283,784	—	3,705,863

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	332,827	129,401	24,692	(56,434)	430,486

Total assets	2,274,589	1,113,303	197,900	94,766	3,680,558

1	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,903,000, $54,358,000, $5,069,000 and $13,524,000, respectively, for the year ended September 30, 2008.

CGI group Inc. 2010 Annual report	68

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.
GEOGRAPHIC INFORMATION
The following table provides information for capital assets based on their location:

	2010	2009
	$	$
Capital assets
Canada	161,993	155,072
U.S.	59,306	40,528
Other	16,725	16,818

	238,024	212,418

The geographic revenue information based on client’s location approximates the revenue presented under the operating segments.
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company:

	2010	2009	2008
	$	$	$
Outsourcing
IT Services	1,870,804	1,817,943	1,523,562
BPS	412,341	405,516	485,454
Systems integration and consulting	1,448,972	1,601,702	1,696,847

	3,732,117	3,825,161	3,705,863

MAJOR CUSTOMER INFORMATION
Contracts with the U.S. federal government and its various agencies accounted for $510,786,000 of revenues included within the U.S. & India segment for the year ending September 30, 2010 ($394,436,000 and $360,926,000 for the years ending September 30, 2009 and 2008, respectively).
Note 23
Related party transactions
In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.
Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.
Revenue was $81,760,000, $108,139,000 and $124,461,000 for the years ending September 30, 2010, 2009 and 2008, respectively.

	2010	2009
	$	$
Accounts receivable	681	10,542
Work in progress	1,076	5,937
Contract costs	6,210	8,706
Deferred revenue	1,012	3,351

CGI group Inc. 2010 Annual report	69

Note 24
Employee future benefits
Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:
–	The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2010, 2009 and 2008, the plan expense was $5,343,000, $5,053,000 and $5,303,000, respectively.

–	The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees’ contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2010, 2009 and 2008, the amounts of the Company’s contributions were $8,212,000, $7,557,000 and $5,069,000, respectively.

–	The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $2,376,000 as at September 30, 2010 ($3,211,000 at September 30, 2009). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $16,318,000 as at September 30, 2010 ($13,108,000 as at September 30, 2009).

–	The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,008,000 as at September 30, 2010 ($7,201,000 at September 30, 2009). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2008, and the next actuarial valuation will be as at September 30, 2011.
Note 25
Commitments, contingencies and guarantees
A) COMMITMENTS
At September 30, 2010, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $917,834,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2011	135,003
2012	118,971
2013	104,238
2014	88,739
2015	84,135
Thereafter	386,748

The Company entered into long-term service and other agreements representing a total commitment of $107,721,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

$
2011	54,237
2012	28,730
2013	17,644
2014	5,073
2015	1,409
Thereafter	628

As of April 19, 2007, the Company became committed under the agreement between shareholders of Conseillers en informatique d’affaires (“CIA”) to purchase the remaining shares of CIA by October 1, 2011. As at September 30, 2010, 32.44% of shares of CIA remains to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement. If the Company had purchased the remainder of CIA’s shares on September 30, 2010, the consideration would have been approximately $10,363,000.

CGI group Inc. 2010 Annual report	70

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
C) GUARANTEES
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $14,570,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2010. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2010, the Company provided for a total of $128,161,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.
Note 26
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
The Company has made the following classifications:
–	Cash and cash equivalents (Note 3), short-term investments, and deferred compensation plan assets (Note 24) are designated as held for trading as this reflects management’s intentions.

–	Trade accounts receivable (Note 4), work in progress, and funds held for clients are classified as loans and receivables.

–	Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under capital leases (Note 10), and clients’ funds obligations are classified as other liabilities.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.
At September 30, 2010 and 2009, the estimated fair values of trade accounts receivable, work in progress, funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt, with the exception of Senior U.S. unsecured notes and the unsecured committed revolving term facility, and clients’ funds obligations approximate their respective carrying values.
The fair values of Senior U.S. unsecured notes and the unsecured committed revolving term facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $112,937,000 and $941,396,000 at September 30, 2010, respectively, as compared to their carrying value of $109,899,000 and $964,223,000, respectively. At September 30, 2009, the fair value of the Senior U.S.

CGI group Inc. 2010 Annual report	71

unsecured notes was $116,859,000 as compared to its carrying value of $114,061,000, and the fair value of the revolving term facility approximated its carrying value of $126,043,000 (Note 10).
The following table summarizes the fair value of outstanding hedging instruments:

		2010	2009
	Recorded as	$	$
Hedge on net investments in self-sustaining foreign subsidiaries

US$920,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009)	Long term debt	947,416	107,220

€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long term debt	16,807	18,823

Cash flow hedges on future revenue

US$130,380 foreign currency forward contracts to hedge the variability	Other current assets	8,918	8,303
in the expected foreign currency exchange rate between the U.S. dollar	Other long-term assets	11,433	16,148
and the Canadian dollar (US$192,660 as at September 30, 2009)

US$44,820 foreign currency forward contracts to hedge the variability in	Other current assets	2,378	1,495
the expected foreign currency exchange rate between the U.S. dollar	Other long-term assets	1,121	488
and the Indian rupee (US$62,940 as at September 30, 2009)	Other long-term liabilities	—	78

$89,040 foreign currency forward contracts to hedge the variability in	Accrued liabilities	1,570	2,005
the expected foreign currency exchange rate between the Canadian dollar	Other long-term liabilities	3,396	7,570
and the Indian rupee ($110,315 as at September 30, 2009)

Cash flow hedges on Senior U.S. unsecured notes

US$107,000 foreign currency forward contracts (US$107,000 as	Other current asset	1,277	—
at September 30, 2009)	Other long-term assets	763	5,736

The Company expects that approximately $11,096,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2010 will be reclassified in net income in the next 12 months.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels;
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included in Level 1 but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
The Company categorized the fair value measurement of cash and cash equivalents, short-term investments and deferred compensation plan assets in Level 1. For the cash flow hedges on future revenue and cash flow hedges on Senior U.S. unsecured notes, the Company categorized the fair value measurement in Level 2, as they are primarily derived from observable market inputs.
MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.
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
The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2010, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$16,427,000, US$184,237,000, US$260,687,000, US$116,353,000 and US$78,340,000, respectively. Additionally, as at September 30, 2010, the portion of the same items denominated in euros amount to €13,881,000, €18,462,000, €943,000, €9,924,000, and €3,237,000, respectively.

CGI group Inc. 2010 Annual report	72

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

		2010		2009
	U.S. dollar	Euro	U.S. dollar	Euro
	impact	impact	impact	impact

Increase in net earnings	16,485	116	11,739	938
Increase in comprehensive income	161,456	11,130	79,117	12,409

LIQUIDITY RISK
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
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at September 30, 2010. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

				Between	Between
	Carrying	Contractual	Less than	one and	two and	Beyond
	Amount	cash flows	one year	two years	five years	5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	304,376	304,376	304,376	—	—	—
Accrued compensation	191,486	191,486	191,486	—	—	—
Senior U.S. unsecured notes	109,899	116,799	93,113	1,236	22,450	—
Unsecured committed revolving term facility	964,223	977,861	9,092	968,769	—	—
Obligations repayable in blended monthly instalments	22,049	23,961	6,292	5,052	11,211	1,406
Clients’ funds obligations	248,695	248,695	248,695	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	4,966	5,562	1,637	1,740	2,185	—
(Inflow)	(23,850)	(24,658)	(11,447)	(7,323)	(5,888)	—

	1,821,844	1,844,082	843,244	969,474	29,958	1,406

As at September 30, 2010, the Company is holding cash and cash equivalents and short-term investments of $141,020,000 ($343,427,000 at September 30, 2009). The Company also has available $519,931,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10) ($1,359,279,000 and $25,000,000, respectively, at September 30, 2009). In addition, the funds held for clients of $248,695,000 ($332,359,000 at September 30, 2009) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI group Inc. 2010 Annual report	73

CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, work in progress and accounts receivable.
Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.
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
The following table sets forth details of the age of accounts receivable that are past due:

	2010	2009
	$	$
Not past due	301,106	267,784
Past due 1-30 days	28,864	9,183
Past due 31-60 days	5,738	13,086
Past due 61-90 days	5,018	4,979
Past due more than 90 days	20,147	33,737

	360,873	328,769
Allowance for doubtful accounts	(11,524)	(11,122)

	349,349	317,647

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

CGI group Inc. 2010 Annual report	74

Note 27
Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2010, total managed capital was $3,447,527,000 ($2,901,811,000 at September 30, 2009). Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3), short-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including the following:
–	Debt/Capitalization

–	Net Debt/Capitalization

–	Debt/EBITDA
Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents and short-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.
The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:
–	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

–	An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

–	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.
On the Senior U.S. unsecured notes, the ratios are as follows:
–	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

–	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

–	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
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

CGI group Inc. 2010 Annual report	75

Note 28
Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2010	2009	2008
		(Restated	(Restated
		Note 2a)	Note 2a)
	$	$	$

Reconciliation of net earnings:
Net earnings — Canadian GAAP	362,766	317,205	294,000
Adjustments for:
Stock-based compensation (i)	(213)	(3,759)	(4,127)
Warrants (ii)	863	1,404	(5,721)
Reversal of income tax provision (iii)	—	(517)	(7,452)
Other (iv)	(140)	594	216

Net earnings — U.S. GAAP	363,276	314,927	276,916

Attributable to:
Shareholders of CGI Group Inc.	362,896	314,188	276,048
Non-controlling interest	380	739	868

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.27	1.02	0.87
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.24	1.01	0.86

Net earnings — U.S. GAAP	363,276	314,927	276,916
Other comprehensive (loss) income	(35,756)	35,434	64,649

Comprehensive income — U.S. GAAP	327,520	350,361	341,565

Attributable to:
Shareholders of CGI Group Inc.	327,140	349,622	340,697
Non-controlling interest	380	739	868

Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. — Canadian GAAP	2,152,631	2,275,254	1,997,001
Adjustments for:
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,125)	(7,988)	(9,392)
Reversal of income tax provision (iii)	(7,969)	(7,969)	(7,452)
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(3,405)	(3,265)	(3,859)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,220,036	2,341,936	2,062,202

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	6,452	6,342	5,922

CGI group Inc. 2010 Annual report	76

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
(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2010, 2009, and 2008 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.
The fiscal 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as an increase to Canadian GAAP consolidated earnings.
(iii) Reversal of income tax provision
During fiscal 2009 and fiscal 2008, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment was applied to the goodwill attributable to the acquisition prior to the adoption of ASC Topic 805, ''Business Combination’’ on October 1, 2009. (Refer to (x) Recent accounting changes).
(iv) Capitalization of intangible assets
Effective October 1, 2008, the Company adopted Section 3064, “Goodwill and Intangible Assets”. As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in “other” and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2010, 2009 and 2008, the adjustment to U.S. GAAP net earnings is a decrease of $959,000, $198,000 and $368,000, respectively. As at September 30, 2010, 2009 and 2008, the adjustment to U.S. GAAP shareholders’ equity is an increase of $1,186,000, $2,145,000 and $2,341,000, respectively.
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
(viii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of ASC Topic 740, “Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.
(ix) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, ASC Topic 718, “Compensation — Stock Compensation”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

CGI group Inc. 2010 Annual report	77

(x) Recent accounting changes
In December 2007, FASB issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations”, (refer to Note 2a). As a result of the adoption of ASC Topic 805, tax adjustments for a total amount of $29,716,000 related to the final determinations and expiration of limitation periods were recognized during the year ended September 30, 2010 as a reduction of the income tax expense rather than applied to goodwill. This new accounting treatment is consistent with CICA Section 1582. Consequently, there is no GAAP difference in the year ended September 30, 2010 with respect to these items.
In December 2007, FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, (refer to Note 2a). The Company adopted ASC Topic 810 without significant effect on the Company’s consolidated financial statements. The effects on future periods will depend on the nature and significance of business combinations subject to these standards.
(xi) Future accounting changes
In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”, an amendment to FASB ASC Topic 605, “Revenue Recognition”, and ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”, an amendment to FASB ASC Subtopic 985-605, “Software — Revenue Recognition”. ASU 2009-13 provides authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this ASU, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. ASU 2009-13 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. ASU 2009-14 provides guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. These standards must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Effective October 1, 2010, the Company will adopt these standards, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to these standards.

CGI group Inc. 2010 Annual report	78

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
November 9, 2010
Basis of Presentation
This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2010, 2009, and 2008. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 28 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
The following are the three primary objectives of this MD&A:
–	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

–	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

–	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:
Corporate Overview — includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;
Financial Review — discusses year-over-year changes to operating results for the years ended September 30, 2010, 2009, 2008, and quarters ended September 30, 2010 and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;
Liquidity and Capital Resources — discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources; and
Critical Accounting Estimates, Future Accounting Changes, and Risks and Uncertainties — explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.
Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.
Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the

CGI group Inc. 2010 Annual report	5

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
Non-GAAP Measures
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:
1.	Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.
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
A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 17. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 22.
Restatement of Prior Periods
As of the first quarter of fiscal 2010, CGI adopted Section 1602, “Non-Controlling Interests” retrospectively. This MD&A reflects the impacts of these restatements on the consolidated financial statements for the years ended September 30, 2010, 2009, and 2008. Please refer to Note 2 of our consolidated financial statements for further details.
TRANSFER AGENT
Computershare Investor Services Inc.
(800) 564-6253
INVESTOR RELATIONS
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI group Inc. 2010 Annual report	6

Corporate Overview
ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible, cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:
–	Consulting — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

–	Systems integration — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

–	Management of IT and business functions (“outsourcing”) — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.
CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.
Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of our revenue was generated by business units having successfully obtained certification.
Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, the United States and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.
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

CGI group Inc. 2010 Annual report	7

COMPETITIVE ENVIRONMENT
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.
Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.
CGI offers its end-to-end services to a select set of targeted vertical markets (“verticals”) in which we have deep business and technical expertise covering 90% of global IT spend. These verticals are: government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required.
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
In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets — Canada, the U.S. and Europe, collectively covering approximately 70% of global IT spending — we are in a position to compete effectively on an international scale and win large contracts.
2010 HIGHLIGHTS
As a result of the restructuring initiatives implemented in 2009, we have positioned ourselves to compete strategically and seize opportunities as our economy emerges from the recession. Over the year, we returned to positive constant currency growth, enjoyed record high earnings margins, and continued to improve on our key indicators. Clients slowly regained confidence in the economy and have increased their willingness to reinvest in their IT initiatives. On the buy side of our strategy, we acquired Stanley, Inc. (“Stanley”) to expand our U.S. presence and to give CGI an entry into the U.S. federal defence market. Highlights for the year are:
–	Bookings of $4.6 billion;

–	Book-to-bill ratio of 124%;

–	Constant currency growth of 3.4%;

–	Adjusted EBIT margin remained strong at 13.7%;

–	Basic and diluted EPS from continuing operations grew by 23.3% and 21.6% respectively;

–	Return on equity reached 16.4%;

–	Return on invest capital remains high at 16.3%;

–	Cash provided by continuing operating activities remained strong, representing 14.8% of revenue; and

–	Repurchased 35.6 million Class A shares of the Company.
Acquisition of Stanley, Inc.
On May 7, 2010, CGI announced a definitive merger agreement with Stanley, a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. CGI commenced the cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share. On August 17, 2010, CGI completed its cash tender offer which was funded from CGI’s cash on hand and existing credit facilities. Total cash consideration for this transaction was $923.2 million. In line with our fourth pillar of strategic growth, Stanley’s operations will increase our scale and our capabilities to serve the U.S. federal government, expanding our offering into the defense and intelligence space.
Our results for the year incorporate the operations of Stanley subsequent to August 17, 2010. Since the completion of the transaction, we have focused on the integration of Stanley into CGI and to date, $20.9 million of acquisition-related and integration costs have been incurred. We expect approximately $5.4 million to be incurred over the next fiscal year. To date, on a run-rate basis, approximately 87% or $23.4 million of our annual synergy target has been realized with the remainder expected to be achieved in the next nine months. The Company expects to realize an earnings per share accretion rate of approximately 15% to 20% for this transaction over the next 12 to 24 months.

CGI group Inc. 2010 Annual report	8

Capital Stock and Options Outstanding (as at November 3, 2010)
238,053,130 Class A subordinate shares
33,608,159 Class B shares
32,620,501 options to purchase Class A subordinate shares
FY 2010 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote — GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)

Open:	12.50

High:	16.80

Low:	12.07

Close:	15.49

Canadian* average daily trading volumes:	1,339,325

*	Includes the average daily volumes of both the TSX and Alternative Trading Systems.

NYSE	(US$)

Open:	11.66

High:	16.40

Low:	11.11

Close:	15.03

U.S. average daily trading volumes:	194,369

Stock Performance
CGI STOCK PRICES (TSX) FOR FISCAL 2010
Share Repurchase Program
On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal year 2010, the Company repurchased 35,602,085 of its Class A subordinate shares for $516.7 million at an average price including commissions of $14.51, under the current and previous NCIB. As at September 30, 2010, the Company may purchase up to an additional 7.0 million shares under the current NCIB.

CGI group Inc. 2010 Annual report	9

Overview of Fiscal Year 2010
KEY PERFORMANCE MEASURES
We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	–
Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related costs and income taxes (see definition on page 5). Management believes this best reflects the profitability of our operations.

–
Diluted earnings per share from continuing operations attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	–
Cash provided by continuing operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

–
Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	–
Constant currency growth — is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	–	Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.
–
Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	–
Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

–
Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

–
Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI group Inc. 2010 Annual report	10

SELECTED ANNUAL INFORMATION

As at and for the years ended September 30				Change	Change
(in thousands of dollars unless otherwise noted)	2010	2009	2008	2010/2009	2009/2008

Growth
Backlog[1] (in millions of dollars)	13,320	10,893	11,645	22.3%	-6.5%
Bookings (in millions of dollars)	4,643	4,059	4,145	14.4%	-2.1%
Book-to-bill ratio	124%	106%	112%
Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%
Year-over-year growth	-2.4%	3.2%	2.0%
Constant currency growth[2]	3.4%	-1.9%	5.3%

Profitability
Adjusted EBIT[3]	511,902	460,741	430,486	11.1%	7.0%
Adjusted EBIT margin	13.7%	12.0%	11.6%
Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Earnings from continuing operations margin	9.7%	8.3%	8.1%
Net earnings	362,766	317,205	294,000	14.4%	7.9%
Net earnings margin	9.7%	8.3%	7.9%
Basic EPS from continuing operations (in dollars)[4]	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations (in dollars)[4]	1.24	1.02	0.92	21.6%	10.9%
Basic EPS (in dollars)[4]	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS (in dollars)[4]	1.24	1.02	0.90	21.6%	13.3%

Liquidity
Cash provided by continuing operating activities	552,367	630,244	355,670	-12.4%	77.2%
Days sales outstanding[5]	47	39	50	20.5%	-22.0%

Capital structure
Net debt to capitalization ratio[6]	30.6%	n/a	14.0%
Return on equity[7]	16.4%	14.2%	15.6%
Return on invested capital[8]	16.3%	14.0%	14.0%

Balance sheet
Cash & cash equivalents and short-term investments	141,020	343,427	50,134	-58.9%	585.0%
Total assets	4,607,191	3,899,910	3,680,558	18.1%	6.0%
Long-term financial liabilities[9]	1,071,948	302,741	326,916	254.1%	-7.4%

1	Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

2	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 13 for details.

3	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 17.

4	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.

5	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.

6	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. At the end of fiscal 2009, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

7	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the year over the last four quarters’ average equity attributable to shareholders of CGI.

8	The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the year over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

9	Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

CGI group Inc. 2010 Annual report	11

FINANCIAL REVIEW
Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 124% for the year. Of the $4.6 billion in bookings signed during the year, 51% came from new business, while 49% came from extensions and renewals.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 45% and 36% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 42% and Europe at 5%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

CGI group Inc. 2010 Annual report	12

SIGNIFICANT BOOKINGS IN THE YEAR

Announcement Date	Client	Duration	Value

October 5, 2009	U.S. Environmental Protection Agency (“EPA”)	Seven years	Not released
CGI Federal will deliver IT infrastructure support services to the EPA under the newly established ITS-EPA II program and will assist the Office of Environmental Information in achieving more innovative, agile, and scalable IT services for the ITS-EPA II program. The seven-year agreement, awarded to seven vendors includes a US$955 million ceiling value over the BPA’s period of performance and positions.

November 3, 2009	Yellow Pages Group	10-year extension	$100 million
CGI will manage the applications and infrastructure of Yellow Pages Group’s computer network, as well as other projects, namely business intelligence and the optimization of the company’s research tools.

November 5, 2009	U.S. Department of Housing and Urban Development (“HUD”)	One year renewal	US$58.1 million
CGI administers HUD multi-family housing programs in California, Florida, New York, Ohio and Washington, DC, in conjunction with its state and local housing agency partners.

December 15, 2009	North American financial institutions	New contracts & renewals	$1.1 billion
CGI has signed new contracts and renewals with North American financial institutions totaling $1.1 billion during its fiscal 2010 first quarter (October-December). Services provided under these new deals include systems integration, application maintenance, IP-based solutions as well as long term, multi-year managed services contracts.

January 19, 2010	U.S. Department of State and U.S. Agency for International Development	10 years	US$395 million
CGI will provide systems integration, consulting services, and operational support for more than 5,000 Joint Financial Management System users in more than 300 posts and missions around the world.

April 6, 2010	Telekomunikacja Polska Group	Three years	Not released
CGI frameworks will be deployed to help TP Group consolidate its current multi application, multi vendor environment to improve overall time to market and total cost of ownership.

May 4, 2010	California Department of Health Care Services	10 years	US$168 million
CGI partners with ACS to deliver enhanced fiscal intermediary administrative services and an advanced Medicaid Management Information System for California’s Department of Health Care Services.

May 18, 2010	Centers for Medicare & Medicaid Services	Five years	US$73.2 million
CGI will continue the modernization, application management, and maintenance efforts on three external websites that provide information to 44 million beneficiaries and millions more healthcare providers and other stakeholders.

June 17, 2010	State of Maine	11 years	Not released
CGI will deliver managed application services for the State’s AMS Advantage® enterprise resource planning system which supports financial management and procurement operations. CGI will host the State’s AMS Advantage ERP system and provide disaster recovery services. CGI will also manage operations of all technical aspects of the system during the term of the contract.

June 29, 2010	Atlantic Lottery Corporation	Seven years	$125 million
CGI will manage Atlantic Lottery’s data center and provide related application support and development.

July 7, 2010	The Beer Store	Seven years	Not released
This new agreement establishes CGI as the infrastructure IT supplier for The Beer Store, and also encompasses infrastructure services for Brewers Distributor Ltd. (BDL), a wholesale distributor of beer and the collector of returnable, refillable and recyclable beer containers within the four Western Canadian Provinces, as well as Northwest Territories and the Yukon.

July 20, 2010	Rexel Group	Six years	$50 million
This new agreement, which will support productivity improvements, establishes CGI as not only one of the preferred IT suppliers for Rexel’s Canadian operations, but also for Rexel’s US operations.

July 29, 2010	Manulife Financial	Until 2013	Not released
Under the contract renewal, CGI will continue to leverage its Halifax delivery center to provide systems development, maintenance and integration services to Manulife Financial.

August 9, 2010	eHealth Ontario	Six years	$46 million
CGI will design, build, implement and manage a province-wide chronic disease management system and portal which will be used initially to better manage diabetes care, a top clinical priority for eHealth Ontario.

August 11, 2010	Plexxus	Five years	$34 million
CGI will support Plexxus in the design, build, implementation and management of on-going IT services including SAP supply chain and finance systems for Plexxus, a not-for-profit organization and its 12 member hospitals.

September 30, 2010	U.S. General Services Administration	Five years	US$46 million
Under the Data.gov Dataset Hosting Services BPA, CGI will provide hosting services for this important government information, as well as, technology tools for dataset analysis, and professional services.

October 5, 2010	Bombardier Aerospace	Five years	US$160 million
CGI will be responsible for delivering various types of IT infrastructure services to Bombardier Aerospace, including end-user device support, service desk, telephony and local area network. CGI is also responsible for Canadian legacy application support. This contract was signed prior to but announced subsequent to our year-end.

CGI group Inc. 2010 Annual report	13

Foreign Exchange
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.
We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars for the following periods:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008

U.S. dollar	1.0298	1.0722	1.0599	-4.0%	1.2%
Euro	1.4006	1.5686	1.4923	-10.7%	5.1%
Indian rupee	0.0231	0.0223	0.0228	3.6%	-2.2%
British pound	1.6198	1.7158	1.8868	-5.6%	-9.1%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008

U.S. dollar	1.0407	1.1804	1.0093	-11.8%	17.0%
Euro	1.4116	1.5944	1.5176	-11.5%	5.1%
Indian rupee	0.0226	0.0242	0.0246	-6.6%	-1.6%
British pound	1.6227	1.8235	1.9877	-11.0%	-8.3%

Revenue Distribution
The following charts provide additional information regarding our revenue mix for the year:

By Contract Types		By Geography		By Vertical Market
Management of IT and business functions (outsourcing)	61%			Government and healthcare	37%
				Financial services	33%
IT services	50%	Canada	56%	Telecommunications and utilities	15%
Business process services	11%	U.S.	38%	Retail and distribution	10%
Systems integration and consulting	39%	Europe	6%	Manufacturing	5%
Client Concentration
Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. With the recent acquisition of Stanley, our work for the U.S. federal government and its various agencies has increased and collectively represented 13.7% of revenue for fiscal 2010 as compared to 10.3% in fiscal 2009, and 9.7% in fiscal 2008.

CGI group Inc. 2010 Annual report	14

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2010 and 2009 periods. The 2009 and 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective fiscal years.

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Total CGI Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%

Variation prior to foreign currency impact	3.4%	-1.9%	5.3%
Foreign currency impact	-5.8%	5.1%	-3.3%

Variation over previous period	-2.4%	3.2%	2.0%

Canada
Revenue prior to foreign currency impact	2,121,123	2,179,659	2,335,566	-2.7%	-7.0%
Foreign currency impact	(8,711)

Canada revenue	2,112,412	2,179,659	2,335,566	-3.1%	-6.7%

U.S.
Revenue prior to foreign currency impact	1,588,746	1,361,787	1,086,513	16.7%	8.5%
Foreign currency impact	(188,347)

U.S. revenue	1,400,399	1,361,787	1,086,513	2.8%	25.3%

Europe
Revenue prior to foreign currency impact	245,522	283,715	283,784	-13.5%	0.4%
Foreign currency impact	(26,216)

Europe revenue	219,306	283,715	283,784	-22.7%	0.0%

The economic challenges of fiscal 2009 continued into the first quarter of fiscal 2010; by the second quarter, our results were showing modest signs of recovery in North America while our Europe segment continued to feel its effects. We ended fiscal 2010 with revenue of $3,732.1 million, a decrease of $93.0 million or 2.4% over fiscal 2009. On a constant currency basis, our revenue grew by 3.4% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $223.3 million or 5.8%. Our results also incorporate revenue from Stanley subsequent to August 17, 2010. On a constant currency basis, our government & healthcare vertical market grew the most over the year at 12% followed by our financial services vertical at 5%.
For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing declines of 29% and 6% respectively.
CANADA
Revenue in Canada reached $2,112.4 million in fiscal 2010, a decrease of $67.2 million or 3.1% over fiscal 2009. On a constant currency basis, revenue decreased by $58.5 million or 2.7%. The decline was felt predominantly in the manufacturing and retail & distribution vertical markets where clients curtailed the volume of their IT projects.
For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. We saw the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.
U.S.
U.S. revenue was $1,400.4 million in fiscal 2010, an increase of $38.6 million or 2.8% over fiscal 2009. On a constant currency basis, revenue in this segment rose by $227.0 million or 16.7%. Part of this growth is from a combination of new contracts won in the current year and the contracts that came on stream in the latter part of the prior year. These contracts were mostly in the financial services and government & healthcare vertical markets. The increase is also partially attributed to the revenue growth generated by the acquisition of Stanley, reflecting approximately six weeks of operations.
For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to fiscal 2008. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continued to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we saw cautious behaviour from certain U.S. clients as

CGI group Inc. 2010 Annual report	15

they either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients.
EUROPE
Revenue in Europe reached $219.3 million in fiscal 2010 compared to $283.7 million in fiscal 2009, a decrease of $64.4 million or 22.7%. On a constant currency basis, foreign exchange negatively impacted revenue by $26.2 million which is due mostly to the devaluation of the euro. Before foreign currency impacts, revenue decreased by $38.2 million or 13.5%, reflecting the economic situation in this region where many of our clients took precautionary steps to conserve capital and therefore, decreased their spending on IT projects, similar to what we saw in 2009. Our clients in this segment are predominantly in the financial services and telecommunications & utilities vertical markets, which are also the two hardest hit by the economic recession.
For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to fiscal 2008. On a constant currency basis, there was an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to defer discretionary projects, as clients prioritized investing in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.
OPERATING EXPENSES

For years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue

Costs of services, selling and administrative	3,025,823	81.1%	3,170,406	82.9%	3,110,760	83.9%

Foreign exchange (gain) loss	(916)	0.0%	(1,747)	0.0%	1,445	0.0%

Total amortization	195,308	5.2%	195,761	5.1%	163,172	4.4%
Capital assets	72,067	1.9%	61,412	1.6%	43,455	1.2%
Contract costs related to transition costs	30,396	0.8%	22,377	0.6%	17,925	0.5%
Other intangible assets	92,845	2.5%	100,829	2.6%	101,792	2.7%
Impairment of other intangible assets	—	0.0%	11,143	0.3%	—	0.0%
Costs of Services, Selling and Administrative
When compared to fiscal 2009, costs of services, selling and administrative expenses decreased by $144.6 million. The decrease came mostly from $189.3 million of favourable foreign currency fluctuations, partially offsetting the $223.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 82.9% to 81.1%. The decrease is due to the numerous initiatives taken in the past two years to improve our gross margin. In 2010, we incurred approximately $26.4 million on severances and the elimination of excess real estate; compared to 2009 where $44.9 million was incurred. The $26.4 million excludes the charges from integrating the operations of Stanley. Our selling and administrative expenses as a percentage of revenue decreased slightly from the prior year by 0.2%. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period.
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
Amortization
Total amortization for fiscal 2010 decreased by $0.5 million compared to fiscal 2009. In fiscal 2010, amortization was favourably impacted by foreign exchange fluctuations for $8.2 million. When comparing fiscal 2009 to fiscal 2008, total amortization increased by $32.6 million, including an unfavourable effect of foreign exchange on amortization for $7.5 million.
The amortization of capital assets increased by $10.7 million in fiscal 2010. The majority of the increase related to the full year’s impact of equipment purchased last year to support our new contracts and to improve our data centre infrastructure. This was partially offset by the decrease in amortization of leasehold improvements which resulted from accelerated amortization taken on excess space last year and workspace densification efforts over the past couple of years decreasing the need for leased space and improvements.
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

CGI group Inc. 2010 Annual report	16

For the fiscal year 2010, the amortization of contract costs increased by $8.0 million. This reflects the amortization associated on contract costs incurred for the modification of current contracts as well as the start-up of new, large contracts signed over the prior quarters. When comparing the amortization of contract costs in 2009 to 2008, amortization increased by $4.5 million due to the full year’s impact of new contracts signed during 2009 or near the end of 2008.
Amortization of intangible assets decreased in fiscal 2010 when compared to fiscal 2009. This is mainly attributable to the impairment charge taken in the last quarter of fiscal 2009 pertaining to certain finance-related business solutions in our U.S. operations, with no similar charge recorded in 2010. In addition, over the last couple of years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. This, along with certain client relationships being fully amortized, has also contributed favourably to the reduction in amortization expenses. Our results incorporate incremental amortization of $3.6 million mainly pertaining to client relationships associated with the acquisition of Stanley. The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions, and client relationships.
In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2010 or 2008.
ADJUSTED EBIT BY SEGMENT

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Canada	375,998	320,702	332,827	17.2%	-3.6%
As a percentage of Canada revenue	17.8%	14.7%	14.3%
U.S.	192,305	171,965	129,401	11.8%	32.9%
As a percentage of U.S. revenue	13.7%	12.6%	11.9%
Europe	89	18,639	24,692	-99.5%	-24.5%
As a percentage of Europe revenue	0.0%	6.6%	8.7%
Corporate	(56,490)	(50,565)	(56,434)	11.7%	-10.4%
As a percentage of revenue	-1.5%	-1.3%	-1.5%

Adjusted EBIT	511,902	460,741	430,486	11.1%	7.0%

Adjusted EBIT margin	13.7%	12.0%	11.6%

CANADA
Adjusted EBIT in Canada increased by $55.3 million or 17.2% over fiscal 2009. As a percentage of revenue, the margin also increased from 14.7% to 17.8%. The increase in margin for Canada is due predominantly to improvements within our data centre operations and other improvements to gross margin due to prior year’s initiatives. Severances and other restructuring costs taken this year were $13.5 million as compared to $35.0 million in the prior year.
In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease was primarily driven by the impact of our clients’ decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get recovered as some of our members were unassigned. As noted above, during the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.
U.S.
U.S. adjusted EBIT increased by $20.3 million or 11.8% when compared to fiscal 2009. On a constant currency basis, the adjusted EBIT would have grown by $43.9 million or 25.5%. The results for Stanley since August 17th were incorporated. As a percentage of revenue, our margin increased from 12.6% to 13.7%. We continue to improve our margins in this segment through increased productivity in both our domestic operations and our Indian Centre of Excellence.
Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. On a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%. The dollar increase was mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time.
EUROPE
Our Europe adjusted EBIT decreased $18.6 million or 99.5% compared to fiscal 2009. As a percentage of revenue, our margin decreased from 6.6% in 2009 to 0.0% in 2010. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. However, in certain geographies, we were limited by regulations from restructuring the operations as quickly or as significantly as we would have preferred. Severances and other related charges were taken in the amount of $6.6 million in an effort to return this segment back to historical profitable levels.
Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a

CGI group Inc. 2010 Annual report	17

reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure.
Corporate

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008

Corporate adjusted EBIT	(56,490)	(50,565)	(56,434)	(5,925)	5,869
As a percentage of revenue	-1.5%	-1.3%	-1.5%
Foreign exchange (gain) loss	(916)	(1,747)	1,445	831	(3,192)

Corporate adjusted EBIT excluding foreign exchange (gain) loss	(57,406)	(52,312)	(54,989)	(5,094)	2,677

As a percentage of revenue	-1.5%	-1.4%	-1.5%

Corporate expenses were $5.9 million higher in fiscal 2010 compared to fiscal 2009, and rose from 1.3% to 1.5% of revenue. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains which were $0.9 million in the current year. Removing these impacts for 2010 and the $1.7 million foreign exchange gain for 2009, corporate expenses would have been 1.5% and 1.4% of revenue respectively.
In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses; when these impacts are excluded, corporate expenses would have been 1.4% and 1.5% of revenue for fiscal 2009 and 2008, respectively.
As a result of our decentralized and highly accountable business model, we evaluate services provided to our business units and if necessary, will rationalize and integrate them into our operations.
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

For the years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue

Adjusted EBIT	511,902	13.7%	460,741	12.0%	430,486	11.6%
Acquisition-related and integration costs	20,883	0.6%	—	0.0%	—	0.0%
Interest on long-term debt	17,123	0.5%	18,960	0.5%	27,284	0.7%
Interest income	(2,419)	-0.1%	(2,908)	-0.1%	(5,570)	-0.2%
Other (income) expenses	(952)	0.0%	3,569	0.1%	3,341	0.1%
Gain on sale of capital assets	(469)	0.0%	—	0.0%	—	0.0%

Earnings from continuing operations before income taxes	477,736	12.8%	441,120	11.5%	405,431	10.9%

Acquisition-related and Integration Costs
The $20.9 million in expenses for fiscal 2010 pertained to the acquisition of Stanley. The expenses included professional fees associated with the transaction as well as costs to integrate the operations and to realize synergies.
Interest on Long-Term Debt
The year-over-year decrease in interest expense is mainly due to the impact on our credit facilities of the favourable variation in interest rates, and of debt repayments made over the last fiscal years. This was partially offset by incremental interest expense associated with higher volumes of capital leases, and to a lesser extent, the debt used to finance the recent acquisition of Stanley.
Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, short-term investments, and tax assessments.
Other (Income) Expenses
Other (income) expenses reflects changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. For fiscal 2010, there was a favourable change of $1.4 million in these investments versus a $0.8 million unfavourable change in value in fiscal 2009. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability. In fiscal 2009, we also had interest charges of $2.8 million associated with the settlement of audits related to tax credits.

CGI group Inc. 2010 Annual report	18

Income Taxes
Income tax expense for fiscal 2010 and 2009 were $115.0 million and $125.2 million, respectively. Our effective income tax rates for fiscal years 2010 and 2009 were 24.1% and 28.4%, respectively. Included in the fiscal 2010 amount are favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $38.0 million, partly offset by $3.6 million related to the non-deductible transaction costs incurred on the acquisition of Stanley. This is compared to the $15.9 million of favourable adjustments in fiscal 2009. Excluding these impacts, our effective income tax rate would have been 31.2% and 32.0% in 2010 and 2009 respectively.
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
We continue to expect our effective tax rate before any significant adjustments to be in the range of 30.0% to 32.5% in subsequent periods.
NET EARNINGS
The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30				Change	Change
(in ‘000 of dollars unless otherwise indicated)	2010	2009	2008	2010/2009	2009/2008

Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Margin	9.7%	8.3%	8.1%
Earnings (loss) from discontinued operations, net of income taxes	—	1,308	(5,134)	-100.0%	-125.5%

Net earnings	362,766	317,205	294,000	14.4%	7.9%
Margin	9.7%	8.3%	7.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	284,826,257	306,853,077	317,604,899	-7.2%	-3.4%
Class A subordinate shares and Class B shares (diluted)	292,919,950	310,345,241	322,804,287	-5.6%	-3.9%

Earnings per share (in dollars)[1]
Basic EPS from continuing operations	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations	1.24	1.02	0.92	21.6%	10.9%
Basic EPS	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS	1.24	1.02	0.90	21.6%	13.3%

1	EPS amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.
Our fiscal 2010 earnings from continuing operations increased by $46.9 million or 14.8% compared to fiscal 2009. The majority of the increase was due to the year-over-year improvement in our adjusted EBIT. This improvement was partially offset by $20.9 million of acquisition-related and integration costs in 2010. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $342.0 million for the current year and $300.0 million for the prior year, representing a margin of 9.2% as compared to 7.8% respectively. Our diluted earnings per share from continuing operations would have been $1.17 compared to $0.97 for the same period last year, representing a year-over-year growth of 20.6%.
For the year ended September 30, 2009, earnings from continuing operations increased by $16.8 million or 5.6% when compared to 2008, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.4% in fiscal 2009 and 2008, respectively.
The loss from discontinued operations was mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in July 2008.
CGI’s basic and diluted weighted average number of shares for the fiscal year 2010 was down versus the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During this year, 35.6 million shares were repurchased and 6.0 million options were exercised.

CGI group Inc. 2010 Annual report	19

Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and stood at 32.4% at September 30, 2010 and 34.2% at the end of fiscal 2009.
Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2010, cash and cash equivalents were $127.8 million. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2010, 2009 and 2008.

For the years ended September 30				Change	Change
(in ‘000 of dollars)	2010	2009	2008	2010/2009	2009/2008

Cash provided by continuing operating activities	552,367	630,244	355,670	(77,877)	274,574
Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)	(897,329)	(34,006)
Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)	465,538	101,939
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398	933	(11,698)

Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)	(508,735)	330,809

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES
Cash provided by continuing operating activities was $552.4 million or 14.8% of revenue for fiscal 2010. This is compared with $630.2 million or 16.5% of revenue in the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Last year, the cash flow from operations reflected the benefit of our initiatives to reduce our DSO. The reduction of 11 days from 50 days to 39 days generated a non-recurring $113.2 million year-over-year improvement. Our cash flow from operations would have increased by approximately $35.3 million over that generated last year when the benefit of the DSO improvement is removed. This improvement was primarily driven by the increase in our earnings for the year.
Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue in 2008. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days; and to a lesser extent, by improved profitability.
CASH USED IN CONTINUING INVESTING ACTIVITIES
Cash used in continuing investing activities increased by $897.3 million in fiscal 2010 compared to fiscal 2009, which was almost entirely due to the acquisition of Stanley. Cash consideration for Stanley was $899.6 million, net of the cash acquired.
Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. The Company purchased $12.9 million of short-term investments in the current year but made no such investments in the previous years.
Cash used for the purchase of capital assets amounted to $47.7 million during the year, a decrease of $21.5 million from prior year’s investment level of $69.2 million. The decrease was due to a higher investment in equipment in 2009 for infrastructure upgrades to our data centres. Also, as part of our restructuring efforts in 2009, less office space was needed and as a result, fewer investments were made on leasehold improvements.
Investments in intangible assets amounted to $69.7 million, an increase of $7.4 million from last year. The increase is partially due to new transition costs capitalized on contracts signed with new and existing clients, and additional software license costs capitalized in response to new contracts for our services.
The investments made during 2009 were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For fiscal 2009, a total of $127.6 million was invested, an increase of $34.0 million compared with the $93.6 million invested in 2008. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.
Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to 2008. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.
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

CGI group Inc. 2010 Annual report	20

CASH USED IN CONTINUING FINANCING ACTIVITIES
In fiscal 2010, continuing financing activities provided $267.3 million compared to $198.2 million consumed in fiscal 2009. The large increase in cash provided is due to the drawing on our credit facilities for the acquisition of Stanley.
The Company drew US$100.0 million from its credit facilities to create a hedge in the second quarter of 2010 to protect our U.S. dollar denominated cash balances from fluctuations in the exchange rate. In the last quarter of 2010, we drew another US$800.0 million from our credit facilities to fund the acquisition of Stanley. In fiscal 2009 and 2008, we drew $144.7 million and $90.3 million from our credit facilities, respectively.
We also repaid portions of our long-term debt and credit facilities in the amount of $207.9 million this year, as compared to $275.3 million in the prior year. Our repayment of long-term debt and credit facilities in fiscal 2008 was $206.7 million.
We used $516.7 million in the current year to purchase 35.6 million CGI shares under the current and previous NCIB. In fiscal 2009 and 2008, we used less funds as 9.5 million and 19.9 million CGI shares were bought back, respectively, at a lower average share price.
We also received $53.0 million from the exercise of stock options in 2010 compared to $16.1 million and $32.4 million in 2009 and 2008, respectively. The increase in cash received is due to the increasing CGI share price in fiscal 2010 prompting more stock option holders to exercise some of their vested options.
In the second quarter of 2009, there was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. No principal payments were due on these notes during fiscal 2010 or 2008.
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS
For the years ended September 30, 2010 and 2009, we had $10.4 and $11.3 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $2,189.8 million. At the end of fiscal 2010, total contractual obligations increased by $896.8 million, primarily due to drawing funds from our credit facilities to acquire Stanley.

Payments due by period
		Less than	2nd and	4th and	Years	After
Commitment type (in ‘000s of dollars)	Total	1 year	3rd years	5th years	6 to 10	10 years

Long-term debt	1,096,171	95,169	973,386	26,225	1,391	—
Capital lease obligations	57,705	19,408	27,764	9,038	1,495	—
Operating leases
Rental of office space[1]	870,035	113,573	197,650	172,064	310,542	76,206
Computer equipment	39,544	17,505	21,472	567	—	—
Automobiles	8,255	3,925	4,087	243	—	—
CIA purchase obligation	10,363	10,363	—	—	—	—
Long-term service agreements	107,721	54,237	46,374	6,482	628	—
Total contractual obligations	2,189,794	314,180	1,270,733	214,619	314,056	76,206

1	Included in these obligations are $16.8 million of office space leases from past acquisitions.
In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2010, 32.4% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on September 30, 2010, the consideration would have been approximately $10.4 million.

CGI group Inc. 2010 Annual report	21

Capital Resources

		Available at	Outstanding at
	Total	September 30,	September 30,
(in thousands of dollars)	commitment	2010	2010

	$	$	$
Cash and cash equivalents	—	127,824	—
Short-term investments	—	13,196	—
Unsecured committed revolving facilities[1]	1,500,000	519,931	980,069	[2]
Lines of credit and other facilities[1]	25,000	25,000	—

Total	1,525,000	685,951	980,069	[2]

1	Excluding any existing credit facility under non-majority owned entities.

2	Consists of drawn portion of $964.2 million and Letters of Credit for $15.8 million.
Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2010, cash and cash equivalents and short-term investments were $141.0 million. The amount available under our credit facilities was $519.9 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2010, CGI was in compliance with these covenants.
Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.
Total long-term debt increased by $870.7 million to $1,153.9 million at September 30, 2010, compared with $283.1 million at September 30, 2009. The variation resulted primarily from two drawings: the drawing of US$100 million against our credit facilities for hedging purposes to protect our cash balances from the fluctuations of foreign currencies against the Canadian dollar, and the drawing of $US800 million for the acquisition of Stanley.
Financial Instruments and Hedges
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
The Company has the following outstanding hedging instruments:
HEDGES ON NET INVESTMENTS IN SELF-SUSTAINING FOREIGN SUBSIDIARIES
–	US$920.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

–	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.
CASH FLOW HEDGES ON FUTURE REVENUE
–	US$130.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

–	US$44.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

–	$89.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.
CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES
–	US$107.0 million foreign currency forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the year ended September 30, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.
The Company expects that approximately $11.1 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at September 30, 2010 will be reclassified in net income in the next 12 months.

CGI group Inc. 2010 Annual report	22

Selected Measures of Liquidity and Capital Resources

As at September 30	2010	2009	2008

Net debt to capitalization ratio	30.6%	n/a	14.0%
Return on equity	16.4%	14.2%	15.6%
Return on invested capital	16.3%	14.0%	14.0%
Days sales outstanding	47	39	50
The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. At September 30, 2010, the Company had a net debt to capitalization ratio of 30.6%. The main cause for the sharp increase in this ratio is the Stanley acquisition, where we drew $US800.0 million against our credit facilities to fund this acquisition.
Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2010, ROE stood at 16.4% compared to 14.2% at the end of the prior year. The increase is due to the stronger net earnings margin and the repurchase of CGI shares under the NCIB.
Return on invested capital was 16.3%, which increased from 14.0%. Our efforts over the last 12 to 18 months to rationalize our cost structure and improve productivity have increased our net earnings causing this measurement to increase. The favourable tax adjustments in fiscal 2010 also helped boost our earnings and in turn, increase ROIC.
DSO increased to 47 days from 39 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations. Our DSO increased this quarter due to the addition of the Stanley acquisition as its main clientele is government entities as well as having only six weeks of their operations in our fourth quarter’s revenue. We will continue to proactively focus on the collection of our receivables and to ensure that services rendered are billed on a timely basis. We continue to work to achieve our DSO target of 45 days.
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
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $14.6 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
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
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2010, we had committed for a total of $128.2 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.
Capability to Deliver Results
Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; buying back CGI shares and investing in our business solutions. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2011.

CGI group Inc. 2010 Annual report	23

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
As a company built on human capital, our professionals and their knowledge are key to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Excluding the employees who recently joined CGI from Stanley, approximately 87% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This along with the Profit Participation Program allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.
Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost Inc. (“Innovapost”), a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008

Revenue	81,760	108,139	124,461
Accounts receivable	681	10,542	12,050
Work in progress	1,076	5,937	5,939
Contract costs	6,210	8,706	11,206
Deferred revenue	1,012	3,351	2,715
Joint Venture: Supplementary Information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008

Revenue	91,015	101,964	87,887
Net earnings	11,418	13,412	10,506
Current assets	38,148	37,608	36,543
Non-current assets	2,992	2,998	1,333
Current liabilities	15,609	14,721	15,040
Non-current liabilities	933	445	518
Fourth Quarter Results
In the fourth quarter of fiscal 2010, our priority was to successfully close the acquisition of Stanley. As discussed earlier, Stanley has been integrated with the majority of the annualized synergies realized on a run-rate basis. The Company also remained focused on its business development activities to grow our sales funnel and increase our bookings.

CGI group Inc. 2010 Annual report	24

REVENUE VARIATION AND REVENUE BY SEGMENT
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2010 and 2009. The 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective periods.

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change

Total CGI Revenue	1,007,056	926,051	8.7%

Variation prior to foreign currency impact	13.8%	-1.4%
Foreign currency impact	-5.1%	1.1%

Variation over previous period	8.7%	-0.3%

Canada
Revenue prior to foreign currency impact	508,903	527,363	-3.5%
Foreign currency impact	(1,135)

Canada revenue	507,768	527,363	-3.7%

U.S
Revenue prior to foreign currency impact	482,680	334,868	44.1%
Foreign currency impact	(37,438)

U.S. revenue	445,242	334,868	33.0%

Europe
Revenue prior to foreign currency impact	62,238	63,820	-2.5%
Foreign currency impact	(8,192)

Europe revenue	54,046	63,820	-15.3%

For the fourth quarter of 2010, revenue increased by $81.0 million or 8.7%. This is due predominantly to the acquisition of Stanley as its results have been consolidated in our U.S. segment since August 17th. Assuming a constant exchange rate between the Canadian dollar and the currencies of our foreign operations, our revenue grew by 13.8% as the devaluation of the Euro and the weakened U.S. dollar had an unfavourable effect on our revenue, causing a 5.1% decrease. On a constant currency basis, the largest growth in our vertical markets was from government & healthcare and financial services.
CANADA
Revenue in Canada decreased by $19.6 million or 3.7% in the fourth quarter ended September 30, 2010. While we have seen modest growth across many of the vertical markets, Canada was impacted this quarter by lower work volumes within our retail and distribution and financial services verticals. We continue to see improvements in our bookings as evidenced by a 117% book-to-bill ratio over the last 12 months.
U.S.
Revenue in the U.S. grew by $110.4 million or 33.0% for the three months ended September 30, 2010. Assuming a constant exchange rate between the Canadian and U.S. dollar, revenue would have grown $147.8 million or 44.1%. The increase is driven by the inclusion of approximately six weeks of Stanley’s revenue and the recent contract wins in the federal government civilian space.
EUROPE
Revenue in Europe decreased by $9.8 million or 15.3% from the same quarter of the prior year. Assuming a constant exchange rate between the Canadian dollar and the foreign currencies in Europe, revenue decreased by $1.6 million or 2.5%. In response to the economic challenges in Europe, many of our clients in this segment who had previously cut their spending in various initiatives including IT projects, continued to do so this quarter, but we expect these clients to return to investing in IT once the European economy regains momentum.

CGI group Inc. 2010 Annual report	25

ADJUSTED EBIT BY SEGMENT

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change

Canada	93,887	98,729	-4.9%
As a percentage of Canada revenue	18.5%	18.7%
U.S.	56,612	36,825	53.7%
As a percentage of U.S. revenue	12.7%	11.0%
Europe	1,028	2,267	-54.7%
As a percentage of Europe revenue	1.9%	3.6%
Corporate	(11,726)	(11,693)	0.3%
As a percentage of revenue	-1.2%	-1.3%

Adjusted EBIT	139,801	126,128	10.8%

Adjusted EBIT margin	13.9%	13.6%

CANADA
Adjusted EBIT in Canada decreased by $4.8 million or 4.9% when compared with the fourth quarter of 2009. The margin also decreased from 18.7% to 18.5%. The decrease is primarily due to the impact of lower revenue as identified earlier. Despite this slight decrease year-over-year, our adjusted EBIT as a percentage of revenue improved significantly for the fiscal year.
U.S.
Adjusted EBIT in our U.S. operating segment increased by $19.8 million or 53.7% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 12.7%, up from 11.0% a year ago. The increase is mainly due to three factors; first, our U.S. operations, excluding Stanley, improved its profitability through recent contract wins and gross margin improvement mainly as a result of increased member utilization; second, a $10.3 million impairment was taken last year predominantly for enhancements developed on certain finance-related business solutions. No such impairment was taken this year. Lastly, our adjusted EBIT incorporated the results of Stanley since August 17th.
EUROPE
Adjusted EBIT decreased by $1.2 million when compared to the fourth quarter of 2009, while our margin decreased from 3.6% to 1.9%. The decrease is a result of the economic downturn in Europe, which caused our clients to conserve capital and cut their IT projects. This in turn caused our margins to decline as our members remained unassigned and costs were not recovered. Furthermore, our ability to quickly respond to changing market conditions within certain jurisdictions were limited by local laws and practices thus constraining the speed at which we could take corrective action. Severances of $0.9 million were incurred in the current quarter. Initiatives that were introduced earlier are already yielding positive results in some regions of Europe.
CORPORATE
Corporate expenses were relatively consistent with last year, representing 1.2% of revenue, compared with 1.3% of revenue in the prior year. Excluding the foreign exchange gains, corporate expenses as a percentage of revenue would have fallen from 1.5% to 1.2% in the fourth quarter of 2010 and 2009, respectively. We continue to implement initiatives to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

CGI group Inc. 2010 Annual report	26

NET EARNINGS

For the three months ended September 30
(in ‘000 of dollars unless otherwise indicated)	2010	2009	Change

Adjusted EBIT	139,801	126,128	10.8%
Acquisition-related and integration costs	16,655	—	N/A
Interest on long-term debt	5,206	3,497	48.9%
Interest income	(649)	(1,125)	-42.3%
Other (income) expenses	(1,432)	1,397	-202.5%
Gain on sale of capital assets	(73)	—	N/A

Earnings from continuing operations before income taxes	120,094	122,359	-1.9%

Income tax expense	36,018	39,719	-9.3%
Earnings from continuing operations	84,076	82,640	1.7%
Margin	8.3%	8.9%

Net earnings	84,076	82,640	1.7%
Margin	8.3%	8.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	274,524,411	302,739,070	-9.3%
Class A subordinate shares and Class B shares (diluted)	281,951,998	307,221,737	-8.2%

Earnings per share (in dollars)[1]
Basic EPS from continuing operations	0.31	0.27	14.8%
Diluted EPS from continuing operations	0.30	0.27	11.1%
Basic EPS	0.31	0.27	14.8%
Diluted EPS	0.30	0.27	11.1%

1	EPS amounts are attributable to shareholders of CGI.
Income tax expense for the quarters ended September 30, 2010 and 2009 was $36.0 million and $39.7 million, respectively. Our effective income tax rate for the fourth quarter of 2010 and 2009 were 30.0% and 32.5%, respectively. Included in income tax expense this quarter were favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $2.5 million, partly offset by $2.3 million related to the non-deductible transaction costs incurred in relation to the acquisition of Stanley. There were no such adjustments in the fourth quarter of fiscal 2009. Excluding these impacts, our effective income tax rate would have been 30.2%.
Our earnings from continuing operations in the current quarter of fiscal 2010 increased by $1.4 million or 1.7% compared to the same period in fiscal 2009. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $94.5 million for the current year and $82.6 million for the prior year, representing a margin of 9.4% and 8.9% respectively. Our diluted earnings per share from continuing operations would have been $0.34 compared to $0.27 for the same period last year, representing a year-over-year growth of 25.9%.
During the fourth quarter of fiscal 2010, we repurchased 8,118,700 of our Class A subordinate shares for $123.4 million at an average price of $15.20 under our Normal Course Issuer Bid.

CGI group Inc. 2010 Annual report	27

SUMMARY OF QUARTERLY RESULTS

As at and for the three months ended	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in thousands of dollars unless otherwise noted)	2010	2010	2010	2009	2009	2009	2009	2008

Growth
Backlog (in millions of dollars)	13,320	11,358	11,420	11,410	10,893	11,772	12,019	11,400
Bookings (in millions of dollars)	1,083	838	1,131	1,591	549	1,059	1,676	775
Book-to-bill ratio	108%	93%	124%	174%	59%	111%	177%	78%
Revenue	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372
Year-over-year growth	8.7%	-5.1%	-4.0%	-8.7%	-0.3%	0.0%	1.9%	11.7%
Constant currency growth	13.8%	0.7%	3.5%	-3.7%	-1.4%	-4.5%	-5.6%	4.3%

Profitability
Adjusted EBIT	139,801	128,702	123,963	119,436	126,128	113,135	107,250	114,228
Adjusted EBIT margin	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%
Earnings from continuing operations	84,076	85,880	81,591	111,219	82,640	76,678	76,590	79,989
Earnings from continuing operations margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.1%	8.0%
Net earnings	84,076	85,880	81,591	111,219	82,640	76,678	77,813	80,074
Net earnings margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.2%	8.0%
Basic EPS from continuing operations (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS from continuing operations (in dollars)	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Basic EPS (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS (in dollars)	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26

Liquidity
Cash provided by continuing operating activities	158,473	102,750	125,016	166,128	192,450	170,894	187,299	79,601
Days sales outstanding	47	36	35	30	39	41	42	52

Capital structure
Net debt to capitalization ratio	30.6%	0.2%	n/a	n/a	n/a	0.6%	4.0%	9.6%
Return on equity	16.4%	16.1%	15.5%	15.2%	14.2%	14.3%	15.1%	15.4%
Return on invested capital	16.3%	16.9%	16.0%	15.4%	14.0%	13.8%	14.1%	14.1%

Balance sheet
Cash & cash equivalents and short-term investments	141,020	406,475	419,110	346,445	343,427	271,974	186,427	216,034
Total assets	4,607,191	3,813,138	3,872,980	3,785,231	3,899,910	3,988,216	3,938,735	3,985,914
Long-term financial liabilities	1,071,948	324,236	305,409	290,625	302,741	319,647	345,904	436,860
In fiscal 2009, we responded to the tough economic conditions by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts. Our efforts yielded positive results in the latter part of 2009 continuing into fiscal 2010.
In fiscal 2010, despite our Europe segment results, we continue to improve across our key indicators. The fourth quarter results of 2010 incorporate approximately six weeks of Stanley’s operations and the associated acquisition costs. As of September 30, 2010, the integration of the acquired operations of Stanley has been essentially completed.
QUARTERLY VARIANCES
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
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

CGI group Inc. 2010 Annual report	28

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
Summary of Significant Accounting Policies
The audited, consolidated financial statements for the years ended September 30, 2010, 2009, and 2008 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 1602, “Non-Controlling Interests”.
Changes in Accounting Policies
On October 1, 2009, the Company elected to adopt the following Handbook Sections issued by the CICA during the year as they primarily converge with IFRS and U.S. GAAP:
a)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as liabilities are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.
b)	Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.
c)	In June 2009, the CICA amended Section 3862 “Financial Instruments — Disclosures” to adopt the amendments proposed by the International Accounting Standards Board (“IASB”) to IFRS 7 “Financial Instruments: Disclosures”. The amendments were made to enhance disclosure requirements about the liquidity risk and fair value measurement of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009, and comparative information is not required in the first year of adoption. The Company adopted these amendments in fiscal 2010. The adoption of these amendments had no impact on the consolidated financial statements. The new disclosures are included in Note 26 of the consolidated financial statements.
Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2010 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

CGI group Inc. 2010 Annual report	29

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

	Consolidated balance sheets		Consolidated statements of earnings
Costs of
				services, selling and	Amortization/	Income
Areas impacted by estimates			Revenue	administrative	Impairment	taxes

Purchase accounting and goodwill	■				■
Income taxes	■					■
Contingencies and other liabilities	■			■
Accrued integration charges	■			■
Revenue recognition	■	▫	■
Stock-based compensation	■			■
Investment tax credits and government programs	■			■
Impairment of long-lived assets and goodwill	■				■

1	Accounts receivable, work in progress and deferred revenue.
PURCHASE ACCOUNTING AND GOODWILL
The Company accounts for its business combinations using the purchase method of accounting. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to tangible and intangible assets assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.
When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows, future income producing capabilities and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.
INCOME TAXES
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.
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
ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised mostly of provisions related to leases for premises which the Company vacated. The costs of closure of facilities are estimated at the decision date. Key assumptions include the discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments is determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises is determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring programs.

CGI group Inc. 2010 Annual report	30

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
IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL
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
Future Accounting Changes
EIC 175
In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence (“VSOE”) or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted. Effective October 1, 2010, the Company will early adopt this new EIC, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to this EIC.

CGI group Inc. 2010 Annual report	31

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.
We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.
In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases: 1) diagnostic, 2) detailed impact assessment, 3) design and 4) implementation. We have completed the diagnostic phase which involved a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption. These differences were prioritized along with our initial assessment of impacts on our financial statements, business processes and/or IT systems in order to determine the scope of the project.
The second phase of our plan started in February 2009 and was completed in July 2010. This phase encompassed a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables from this phase included documentation of the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts. As the implications of the transition and conversion were identified, the impacts on the other key elements of our conversion plan were also assessed. These key elements included: information technology changes, education and training requirements, impacts on business activities, and lastly any changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.
The remaining two phases, design and implementation, are being conducted jointly up until the changeover date. The deliverables include: i) the adjusting or redesigning of appropriate systems and business processes; ii) the updating and development of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting; as well as iii) the preparation of our opening balance sheet and the parallel run of our comparative year financial statements with Canadian GAAP. Education and training will continue especially in those areas that will have the most significant impact on our operations. In addition, the working team will continue to monitor the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date. Working jointly with our external auditors, we will also be conducting an assurance engagement addressing our opening financial position upon conversion.
We have a dedicated project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are provided to the Audit and Risk Management Committee.
In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We will provide our Board of Directors with a briefing in November 2010.
The Company has completed its assessment of the following standards which are outlined below. Please note that the information to follow is a high level summary only of the impacts. In addition, at this time, we cannot reliably quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures. Such information will be provided as we move towards the changeover date.
IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain exceptions and exemptions are available. We are currently completing the assessment of these exceptions and exemptions and information will be provided as we move towards the changeover date.
PROPERTY PLANT AND EQUIPMENT
We have assessed IFRS against our current GAAP and at this time we do not see a major impact to our financial statements outside of additional disclosure. We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at transition date and annually thereafter if there are triggering events.

CGI group Inc. 2010 Annual report	32

LEASES
We do not see a material impact to our financial statements outside of enhanced disclosure. Unlike GAAP today, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification issues. In addition, the Company is signing fewer operating leases under current GAAP. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. Any adjustment to our opening balance sheet on transition is expected to be immaterial. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases being recognized on the balance sheet.
FINANCIAL INSTRUMENTS
We do not foresee any material impact in terms of accounting and disclosure. There are certain differences between current GAAP and IFRS standards relating to the definitions and the classification criteria for financial assets and liabilities, but these slight differences do not impact our current classification under current GAAP. Designated hedging relationships qualifying for hedge accounting under current GAAP are also qualifying under IFRS; however, the hedging documentation has been adjusted at the transition date in order to comply with the IFRS requirements upon transition.
CONSOLIDATION
We do not expect any material impact to our financial statements. Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, minority interest is initially recognised at fair value as opposed to carrying value under current GAAP. However, it should not lead to material differences as we just have one non-controlling interest. The impact will be quantified in the current phase. As noted above, we elected for the early adoption of Sections 1601 and 1602 of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised).
FOREIGN EXCHANGE
We do not foresee any material differences to our financial statements. Functional currencies have been reassessed for each entity of CGI and translation concepts have been reviewed with no adjustments expected. IFRS 1 allows a first-time adopter on its day of transition to record its foreign currency translation adjustment (“CTA”) from all its foreign operations to retained earnings and reset the CTA balance to nil. At this time, we have elected to exercise this option.
PROVISIONS
IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resources will be required to settle the obligation. We are expecting some impact in terms of the discount rate to be used to measure long-term liabilities, but it is not expected to be material to the Company. The Company will need to enhance its disclosure of provisions based on its assessment of classes. Even if the thresholds for the recognition and measurement criteria have been lowered under IFRS, we are not expecting to have a material impact in our financial statements.
BUSINESS COMBINATIONS
We elected for the early adoption of Section 1582 of the CICA Handbook on October 1, 2009. This standard is similar to the corresponding provisions of IFRS 3 (Revised). The Company can choose not to apply IFRS 3 (Revised) retrospectively at the date of changeover or else apply it at an earlier date of its choosing. CGI has decided to apply IFRS 3 (Revised) as of the date of transition and therefore, no impact is expected.
INTANGIBLES
IAS 38 is similar to CICA Handbook Section 3064 which was adopted by the Company during fiscal 2009. There is one difference pertaining to internal labour capitalization rates that is currently being assessed, which may require the Company to increase its value of intangibles upon conversion to IFRS. At this stage, its value is not expected to be material to the Company.
IMPAIRMENTS
Impairments of assets other than for goodwill and indefinite-life intangibles are addressed under IAS 36 and may have an impact to the Company. As opposed to current GAAP, impairments are conducted in one step using discount rates that are asset specific. In addition, when profiling future cash flows of an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reduced or eliminated.
EMPLOYEE BENEFITS
CGI maintains a post-employment benefits plan to cover certain former retired employees associated with a business previously divested by the Company. Upon conversion to IFRS, the Company will account for any actuarial gains or losses directly in equity. This amount is expected to be immaterial. Also, due to the immateriality of this plan, we do not expect any significant changes to our disclosure. Under IFRS, termination benefits are recognized when the entity is committed, without realistic possibility of withdrawal, which generally requires a detailed plan and formal communication.
SHARE-BASED PAYMENTS
With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP but reconciles to the graded vesting method for US GAAP purposes. CGI will need to retroactively apply IFRS to any unvested grant options on transition. As with other sections, we will also expand our disclosure to meet IFRS standards.

CGI group Inc. 2010 Annual report	33

INCOME TAXES
With respect to income taxes under IAS 12, deferred tax assets or liabilities cannot be recognized on acquisition of net assets that are not business combinations. Upon conversion, CGI will adjust its accounts accordingly and the impact will not have a significant effect on its balance sheet. Processes and procedures will need to be amended to address the additional disclosure requirements under IFRS, especially as it pertains to the continuity schedule for deferred tax assets and liabilities.
GOVERNMENT GRANTS
No accounting impact is expected under IFRS for government grants as IAS 20 permits the same accounting treatment as current GAAP. In addition, the Company will not have any additional disclosure requirements.
BORROWING COSTS
IAS 23 requires the Company to capitalize borrowing costs on certain qualifying assets. CGI is evaluating this impact focusing on any assets that will take more than one year to build or develop. Amounts capitalized will be amortized over the estimated useful life of the corresponding asset, similar to current GAAP. At this time, upon IFRS conversion, we are not expecting to have a material impact to our financial statements at the transition date.
PRESENTATION
The presentation section is addressed through many International Accounting Standards most of which do not have significant differences from current GAAP. Certainly as outlined in all sections, there will be additional disclosure required in the notes to the financial statements. In certain cases, there will be a shift of information between the notes and the face of the financial statements. Under IFRS, it will mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.
With respect to our reportable segment disclosure under IFRS 8, we do not see any differences from our current presentation.
JOINT VENTURES
Currently under IAS 31, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. There is an exposure draft which proposes to only allow for interests under the equity method, however, we are not expecting the new standard to be effective before CGI’s changeover date.
REVENUE RECOGNITION
The revenue recognition area under IAS 11 and IAS 18 is generic in nature and is not as specific as many standards in use today. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the impacts upon conversion to IFRS using standards in place today. In all cases, the impact on our opening balance sheet is under evaluation.
Under IFRS, if an arrangement involves the provision of separately identifiable components, the total arrangement value is allocated to each component based on their fair value. This stand-alone selling price method will maximize the use of observable inputs but also permits the use of estimation methods such as third party evidence and best estimate of selling price. The residual method will no longer be an appropriate method. Current GAAP, such as arrangements accounted in accordance with Accounting Standards Codification (“ASC”) 985-605 Software and ASC 605-25 Multiple Elements Arrangement requires the allocation of the consideration to each deliverable based on their relative fair value (i.e., VSOE or third party evidence in the case of multiple elements arrangements accounted under ASC 605-25) or the residual method when there is VSOE for all undelivered elements. On transition, any deferred revenue created because VSOE could not be supported or any difference in the allocation method will be reversed to retained earnings.
Currently, under ASC 985-605, software arrangements for the sale of software license with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component, and if the customer obtains control of the license.
Under IFRS, revenue from arrangements with extended payment terms could be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria are more restrictive and often revenue needs to be recognized on a cash basis. Fair value of revenue under IFRS will consider the time value of money, and therefore, the revenue will consist of a portion of interest and the fair value of the services or goods.
Under IFRS, an implicit financing transaction exists when the timing of payments differs from the delivery of goods and the rendering of services. In these cases, the Company will consider the effects of the time value of money on the total transaction amount for the financing portion of the arrangement.
Current GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and therefore recognized based on contractual prices within an acceptable threshold based on demonstrated fair values. During the design phase, the working team will establish the appropriate procedures and policies.
Currently, under GAAP, revenue is limited to the amount not contingent. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.

CGI group Inc. 2010 Annual report	34

Recently, a joint exposure draft was issued by the International Accounting Standards Board and Financial Accounting Standards Board on revenue recognition and is open for comment until the fall of 2010. It is not expected to be the standard when CGI reports its first financial statements under IFRS; however, the working team is currently reviewing this document in relation to decisions recently made in this area.
INFORMATION TECHNOLOGY AND DATA SYSTEMS
To date, the Company did not identify any material system impact as we convert to IFRS. Development and testing of a dual-recordkeeping process is complete and dual-recordkeeping will commence with our first quarter of fiscal 2011.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention will be given to the effectiveness of controls during our transition year.
DISCLOSURE CONTROLS AND PROCEDURES
During the current phase, the Company will be designing appropriate procedures and controls to ensure additional information can be gathered and reported upon. As communicated earlier, our financial statement note disclosures will be expanded. The working team is also producing a draft of our first set of interim financial statements under IFRS.
Documentation will be amended in all areas including accounting policies, hedging documentation, and processes will be developed for the production and communication of asset or liability specific discount rates for all stakeholders.
BUSINESS PROCESSES
Over the past few months, training has been targeted to operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.
We are currently assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.
During the current phase, processes will be developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we will be assessing impacts on the Company’s incentive programs.
Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
RISKS RELATED TO THE MARKET
Economic risk — The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
RISKS RELATED TO OUR INDUSTRY
The competition for contracts — CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The length of the sales cycle for major outsourcing contracts — As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.
The availability and retention of qualified IT professionals — There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

CGI group Inc. 2010 Annual report	35

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends — The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others — Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts — Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights — Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
RISKS RELATED TO OUR BUSINESS
Business mix variations — The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations — We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Credit risk with respect to accounts receivable — In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk — If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

CGI group Inc. 2010 Annual report	36

Cost estimation risks — In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.
Risks related to teaming agreements and subcontracts — We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments — Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
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
Risk related to human resources utilization rates — In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk — We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.
Government business risk — Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk — Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work — We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

CGI group Inc. 2010 Annual report	37

Information and infrastructure risks — Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation — CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with acquisitions — A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
Risks associated with the integration of new operations — The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Liquidity and funding risks — The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
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

CGI group Inc. 2010 Annual report	38

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2010. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2010. Please refer to page 23 of this MD&A for supplementary financial information about Innovapost.
In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Stanley which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment is limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. Stanley’s operations represented approximately 3% of the Company’s consolidated revenues for the year ended September 30, 2010, and assets associated with Stanley’s operations (including intangible assets and goodwill) represent approximately 28% of the Company’s consolidated total assets, as at September 30, 2010. The exclusion is due to the short time frame between the consummation date of the acquisition and the date of management’s assessment.
Legal Proceedings
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

CGI group Inc. 2010 Annual report	39

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.
	By:	/s/ André Imbeau
Date: December 23, 2010		Name:	André Imbeau
		Title:	Executive Chairman of the Board and Corporate Secretary

EXHIBIT INDEX
23.1 Consent of Ernst & Young LLP
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