Form 40-F/A
period 2010-09-30
CGI GROUP INC
filed 2011-02-23
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A
Amendment No. 1
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
Fairfax, VA 22030
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 237,684,791 Class A Subordinate Shares, 33,608,159 Class B Shares
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐     82- ___     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files). Yes ☐     No ☐

SIGNATURES
EXHIBIT INDEX
EX-23.1
EX-23.2
EX-99.1
EX-99.2
EX-99.3
EX-99.4

EXPLANATORY NOTE
This Form 40-F/A amends our Annual Report on Form 40-F for the year ended September 30, 2010 filed on December 23, 2010 (the “Original Filing”), solely for the purpose of filing the Reports of Independent Registered Chartered Accountants relating to the consolidated balance sheets of CGI Group Inc. and subsidiaries as at September 30, 2010, 2009 and 2008 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years then ended included in the Audited Annual Financial Statements for the fiscal year ended September 30, 2010 and the corresponding consents of Ernst & Young LLP and Deloitte & Touche LLP. Other than the changes described in the preceding sentence, this amendment does not amend or modify any disclosures in the Original Filing. This Form 40-F/A does not reflect events occurring after the date of the Original Filing or amend, modify or update disclosures affected by subsequent events.
Information to be Filed on This Form
     The following materials are filed as a part of this Amendment No. 1 to Annual Report:
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
The Company’s internal control over financial reporting includes policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the consolidated balance sheet of CGI Group Inc. (the “Company”) as at September 30, 2010 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2009 and 2008, were audited by other auditors whose report dated November 8, 2009, expressed an unqualified opinion on those statements, prior to the adjustments described in note 2 and note 28 to these financial statements that were applied to restate the 2009 and 2008 financial statements.
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
As explained in note 2 to the consolidated financial statements, in 2010, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, Section 1602, Non-Controlling Interests, and amendments to Section 3862, Financial Instruments—Disclosures. As explained in note 28, in 2010 the Company adopted the requirements of the Financial Accounting Standards Board’s (“FASB”) ASC Topic 805, Business Combinations. We also audited the adjustments that were applied to restate the 2009 and 2008 financial statements for these changes. In our opinion, such adjustments are appropriate and have been properly applied.
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
(signed)1
Ernst & Young LLP
Chartered Accountants
Montréal, Canada
November 8, 2010

1   Chartered accountant auditor permit No. 15859

CGI group Inc. 2010 Annual report	43

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting policies discussed in note 2 and note 28 to the consolidated financial statements, the consolidated balance sheet of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2009 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the two years in the period ended September 30, 2009 (the 2009 and 2008 consolidated financial statements before the effects of the adjustments discussed in note 2 and note 28 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting policies discussed in note 2 and note 28 to the consolidated financial statements, present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2009 and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2009, in accordance with Canadian generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting policy discussed in note 2 and note 28 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
(signed)1
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montréal, Canada
November 8, 2009

1 Chartered accountant auditor permit No. 17046

43.1

Consolidated Financial Statements
Consolidated Statements of Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars, except share data)	2010	Note 2a)	Note 2a)

	$	$	$
Revenues	3,732,117	3,825,161	3,705,863

Operating expenses
Costs of services, selling and administrative (Note 17)	3,025,823	3,170,406	3,110,760
Amortization (Note 14)	195,308	195,761	163,172
Acquisition-related and integration costs (Note 18a)	20,883	—	—
Interest on long-term debt	17,123	18,960	27,284
Interest income	(2,419)	(2,908)	(5,570)
Other (income) expenses	(952)	3,569	3,341
Foreign exchange (gain) loss	(916)	(1,747)	1,445
Gain on sale of capital assets	(469)	—	—

	3,254,381	3,384,041	3,300,432

Earnings from continuing operations before income taxes	477,736	441,120	405,431
Income tax expense (Note 16)	114,970	125,223	106,297

Earnings from continuing operations	362,766	315,897	299,134
Earnings (loss) from discontinued operations, net of income taxes (Note 19)	—	1,308	(5,134)

Net earnings	362,766	317,205	294,000

Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	362,386	315,158	298,266
Earnings (loss) from discontinued operations	—	1,308	(5,134)

Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132

Non-controlling interest
Net earnings attributable to non-controlling interest	380	739	868

Net earnings	362,766	317,205	294,000

Basic earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.27	1.03	0.94
Discontinued operations	—	—	(0.02)

	1.27	1.03	0.92

Diluted earnings (loss) per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 13)	1.24	1.02	0.92
Discontinued operations	—	—	(0.02)

	1.24	1.02	0.90

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	44

Consolidated Statements of Comprehensive Income

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Net earnings	362,766	317,205	294,000

Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(53,598)	6,249	66,200
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	15,806	15,739	(538)
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,036	13,446	(1,013)

Other comprehensive (loss) income (Note 15)	(35,756)	35,434	64,649

Comprehensive income	327,010	352,639	358,649

Attributable to:
Shareholders of CGI Group Inc.	326,630	351,900	357,781
Non-controlling interest	380	739	868

See Notes to the consolidated financial statements.
Consolidated Statements of Retained Earnings

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Retained earnings, beginning of year	1,182,237	921,380	750,138
Net earnings attributable to shareholders of CGI Group Inc.	362,386	316,466	293,132
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	(347,940)	(55,609)	(121,890)
Change in subsidiary investment	(297)	—	—

Retained earnings, end of year	1,196,386	1,182,237	921,380

See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	45

Consolidated Balance Sheets

		2009
		(Restated
As at September 30 (in thousands of Canadian dollars)	2010	Note 2a)

	$	$

Assets
Current assets
Cash and cash equivalents (Note 3)	127,824	343,427
Short-term investments	13,196	—
Accounts receivable (Note 4)	423,926	461,291
Work in progress	358,984	249,022
Prepaid expenses and other current assets	76,844	82,237
Income taxes	7,169	2,759
Future income taxes (Note 16)	16,509	15,110

Total current assets before funds held for clients	1,024,452	1,153,846
Funds held for clients	248,695	332,359

Total current assets	1,273,147	1,486,205
Capital assets (Note 5)	238,024	212,418
Intangible assets (Note 6)	516,754	455,775
Other long-term assets (Note 7)	42,261	60,558
Future income taxes (Note 16)	11,592	10,173
Goodwill (Note 8)	2,525,413	1,674,781

	4,607,191	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	306,826
Accrued compensation	191,486	165,981
Deferred revenue	145,793	136,135
Income taxes	86,877	88,002
Future income taxes (Note 16)	26,423	50,250
Current portion of long-term debt (Note 10)	114,577	17,702

Total current liabilities before clients’ funds obligations	869,532	764,896
Clients’ funds obligations	248,695	332,359

Total current liabilities	1,118,227	1,097,255
Future income taxes (Note 16)	170,683	171,697
Long-term debt (Note 10)	1,039,299	265,428
Other long-term liabilities (Note 9)	119,899	83,934

	2,448,108	1,618,314

Commitments, contingencies and guarantees (Note 25)
Shareholders’ equity
Retained earnings	1,196,386	1,182,237
Accumulated other comprehensive loss (Note 15)	(321,746)	(285,990)

	874,640	896,247
Capital stock (Note 11)	1,195,069	1,298,270
Contributed surplus (Note 12c)	82,922	80,737

Equity attributable to shareholders of CGI Group Inc.	2,152,631	2,275,254
Equity attributable to non-controlling interest	6,452	6,342

	2,159,083	2,281,596

	4,607,191	3,899,910

See Notes to the consolidated financial statements.

Approved by the Board	(signed) Director Michael E. Roach	(signed) Director Serge Godin

CGI group Inc. 2010 Annual report	46

Consolidated Statements of Cash Flows

		2009	2008
		(Restated	(Restated
Years ended September 30 (in thousands of Canadian dollars)	2010	Note 2a)	Note 2a)

	$	$	$
Operating activities
Earnings from continuing operations	362,766	315,897	299,134
Adjustments for:
Amortization (Note 14)	219,740	218,087	186,120
Future income taxes (Note 16)	(21,417)	29,300	(22,675)
Foreign exchange (gain) loss	(828)	723	1,846
Stock-based compensation (Note 12a)	15,517	8,617	5,131
Gain on sale of capital assets	(469)	—	—
Net change in non-cash working capital items (Note 21a)	(22,942)	57,620	(113,886)

Cash provided by continuing operating activities	552,367	630,244	355,670

Investing activities
Purchase of short-term investments	(12,940)	—	—
Business acquisitions (net of cash acquired) (Note 18)	(899,564)	(997)	(3,911)
Proceeds from sale of assets and businesses (net of cash disposed)	4,100	4,991	29,238
Purchase of capital assets	(47,684)	(69,212)	(60,983)
Proceeds from disposal of capital assets	896	—	—
Additions to intangible assets	(69,722)	(62,367)	(60,942)
Decrease in other long-term assets	—	—	3,019

Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)

Financing activities
Use of credit facilities	939,394	144,694	90,305
Repayment of credit facilities	(82,684)	(157,505)	(196,533)
Repayment of long-term debt	(125,168)	(117,752)	(10,153)
Proceeds on settlement of forward contracts (Note 10)	—	18,318	—
Repurchase of Class A subordinate shares (including share repurchase costs)	(516,699)	(101,698)	(216,208)
Issuance of shares	53,039	16,141	32,423
Change in subsidiary investment	(571)	(425)	—

Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)

Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398

Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)
Net cash and cash equivalents provided by (used in) discontinued operations (Note 19)	—	161	(1,068)
Cash and cash equivalents, beginning of year	343,427	50,134	88,879

Cash and cash equivalents, end of year (Note 3)	127,824	343,427	50,134

Supplementary cash flow information (Note 21)
See Notes to the consolidated financial statements.

CGI group Inc. 2010 Annual report	47

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

Note 13
Earnings per share
The following table sets forth the computation of basic and diluted earnings per share from continuing operations attributable to shareholders of the Company for the years ended September 30:

			2010			2009			2008

		Weighted	Earnings		Weighted	Earnings		Weighted	Earnings
	Earnings	average	per share	Earnings	average	per share	Earnings	average	per share
	from	number of	from	from	number of	from	from	number of	from
	continuing	shares	continuing	continuing	shares	continuing	continuing	shares	continuing
	operations	outstanding[1]	operations	operations	outstanding[1]	operations	operations	outstanding[1]	operations

	$		$	$		$	$		$

	362,386	284,826,257	1.27	315,158	306,853,077	1.03	298,266	317,604,899	0.94
Dilutive options[2]		8,093,693			3,492,164			5,199,388

	362,386	292,919,950	1.24	315,158	310,345,241	1.02	298,266	322,804,287	0.92

1	The 35,602,085 Class A subordinate shares repurchased during the year (9,525,892 in 2009 and 19,910,068 in 2008), were excluded from the calculation of weighted average number of shares outstanding as of the date of repurchase.

2	The calculation of the diluted earnings per share excluded 8,029,590, 13,384,651 and 8,764,136 options for the years ended September 30, 2010, 2009 and 2008, respectively, as they were anti-dilutive.

CGI group Inc. 2010 Annual report	60

Note 14
Amortization

	2010	2009	2008

	$	$	$

Amortization of capital assets	72,067	61,412	43,455
Amortization of intangible assets
Contract costs related to transition costs	30,396	22,377	17,925
Other intangible assets (Note 6)	92,845	100,829	101,792
Impairment of other intangible assets[1]	—	11,143	—

	195,308	195,761	163,172
Amortization of contract costs related to incentives (presented as reduction of revenue)	23,149	21,043	21,682
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,283	1,266

	219,740	218,087	186,120

1	The impairment of other intangible assets relates to certain assets that were no longer expected to provide future value.
Note 15
Accumulated other comprehensive loss

	Balance, as at	Net changes	Balance, as at
	October 1,	during	September 30,
	2009	the year	2010

	$	$	$

Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,686)	(359,423)	(53,598)	(413,021)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $14,347)	61,000	15,806	76,806
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,336)	12,433	2,036	14,469

	(285,990)	(35,756)	(321,746)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	September 30,
	2008	the year	2009

	$	$	$

Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433

	(321,424)	35,434	(285,990)

	Balance, as at	Net changes	Balance, as at
	October 1,	during	September 30,
	2007	the year	2008

	$	$	$

Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)	(431,872)	66,200	(365,672)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	—	(1,013)	(1,013)

	(386,073)	64,649	(321,424)

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
2010 TRANSACTIONS
a) Acquisition
The Company made the following acquisition:
•	Stanley, Inc. (“Stanley”) — On August 17, 2010, the Company acquired all outstanding shares of Stanley, a provider of information technology services and solutions to U.S. defence, intelligence and federal civilian government agencies, for a total cash consideration of $923,150,000. The acquisition was financed through a withdrawal from the Company’s existing unsecured revolving credit facility and cash on hand of $832,160,000 and $90,990,000, respectively. Stanley’s operations will increase the scale and capabilities of the Company to serve the U.S. Federal Government expanding the offering into the defence and intelligence space.
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
The following table presents summarized financial information related to discontinued operations:

	2010	2009	2008

	$	$	$
Revenue	—	2,511	64,851
Operating expenses[1]	—	1,046	68,747
Amortization	—	14	1,624

Earnings (loss) before income taxes	—	1,451	(5,520)
Income tax expense (recovery)[2]	—	143	(386)

Earnings (loss) from discontinued operations	—	1,308	(5,134)

1	For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

2	Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.
The related cash flow information of discontinued operations is as follows:

	2010	2009	2008

	$	$	$
Cash provided by (used in) operating activities	—	164	(818)
Cash used in investing activities	—	(3)	(250)

Total cash provided by (used in) discontinued operations	—	161	(1,068)

Note 20
Joint venture: supplementary information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	2010	2009

	$	$
Balance sheets
Current assets	38,148	37,608
Non-current assets	2,992	2,998
Current liabilities	15,609	14,721
Non-current liabilities	933	445

	2010	2009	2008

	$	$	$
Statements of earnings
Revenue	91,015	101,964	87,887
Expenses	79,597	88,552	77,381

Net earnings	11,418	13,412	10,506

CGI group Inc. 2010 Annual report	66

	2010	2009	2008

	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	13,763	25,542	4,879
Investing activities	(733)	(570)	(412)
Financing activities	(12,740)	(12,250)	(13,720)

Note 21
Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2010	2009	2008

	$	$	$
Accounts receivable	125,928	31,749	(13,164)
Work in progress	(59,579)	(22,450)	(43,785)
Prepaid expenses and other current assets	17,933	8,399	(12,692)
Accounts payable and accrued liabilities	(46,810)	(39,255)	5,762
Accrued compensation	(74,443)	38,009	(5,327)
Deferred revenue	22,415	15,194	(13,323)
Income taxes	(8,386)	25,974	(31,357)

	(22,942)	57,620	(113,886)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2010	2009	2008

	$	$	$
Operating activities
Accounts receivable	(693)	(1,476)	408
Work in progress	2,707	—	—
Accounts payable and accrued liabilities	—	(1,817)	(2,723)
Deferred revenue	3,750	4,779	—

	5,764	1,486	(2,315)

Investing activities

Purchase of capital assets	(42,982)	(27,040)	(17,559)
Purchase of intangible assets	(23,708)	(4,779)	(13,185)

	(66,690)	(31,819)	(30,744)

Financing activities

Increase in obligations under capital leases	38,200	27,040	17,559
Increase in obligations	22,033	—	13,185
Issuance of shares	693	1,476	(408)
Repurchase of Class A subordinate shares	—	1,817	2,723

	60,926	30,333	33,059

CGI group Inc. 2010 Annual report	67

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2010	2009	2008

	$	$	$
Interest paid	13,254	16,558	26,847
Income taxes paid	104,724	63,125	139,803

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
Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.
Revenue was $81,760,000, $108,139,000 and $124,461,000 for the years ending September 30, 2010, 2009 and 2008, respectively.

	2010	2009

	$	$
Accounts receivable	681	10,542
Work in progress	1,076	5,937
Contract costs	6,210	8,706
Deferred revenue	1,012	3,351

CGI group Inc. 2010 Annual report	69

Note 24
Employee future benefits
Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:
•	The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2010, 2009 and 2008, the plan expense was $5,343,000, $5,053,000 and $5,303,000, respectively.

•	The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees’ contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2010, 2009 and 2008, the amounts of the Company’s contributions were $8,212,000, $7,557,000 and $5,069,000, respectively.

•	The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $2,376,000 as at September 30, 2010 ($3,211,000 at September 30, 2009). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $16,318,000 as at September 30, 2010 ($13,108,000 as at September 30, 2009).

•	The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,008,000 as at September 30, 2010 ($7,201,000 at September 30, 2009). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2008, and the next actuarial valuation will be as at September 30, 2011.
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
The Company has made the following classifications:
•	Cash and cash equivalents (Note 3), short-term investments, and deferred compensation plan assets (Note 24) are designated as held for trading as this reflects management’s intentions.

•	Trade accounts receivable (Note 4), work in progress, and funds held for clients are classified as loans and receivables.

•	Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under capital leases (Note 10), and clients’ funds obligations are classified as other liabilities.
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
The following table summarizes the fair value of outstanding hedging instruments:

		2010	2009

	Recorded as	$	$

Hedge on net investments in self-sustaining foreign subsidiaries
US$920,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009)	Long term debt	947,416	107,220
€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long term debt	16,807	18,823

Cash flow hedges on future revenue
US$130,380 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$192,660 as at September 30, 2009)	Other current assets	8,918	8,303
	Other long-term assets	11,433	16,148
US$44,820 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$62,940 as at September 30, 2009)	Other current assets	2,378	1,495
	Other long-term assets	1,121	488
	Other long-term liabilities	—	78
$89,040 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($110,315 as at September 30, 2009)	Accrued liabilities	1,570	2,005
	Other long-term liabilities	3,396	7,570

Cash flow hedges on Senior U.S. unsecured notes
US$107,000 foreign currency forward contracts (US$107,000 as at September 30, 2009)	Other current asset	1,277	—
	Other long-term assets	763	5,736
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
The Company monitors its capital by reviewing various financial metrics, including the following:
•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA
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
The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:
•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

•	An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

•	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.
On the Senior U.S. unsecured notes, the ratios are as follows:
•	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

•	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

•	A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.
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

CGI group Inc. 2010 Annual report	75

Note 28
Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

		2009	2008
		(Restated	(Restated
	2010	Note 2a)	Note 2a)
	$	$	$

Reconciliation of net earnings:
Net earnings — Canadian GAAP	362,766	317,205	294,000
Adjustments for:
Stock-based compensation (i)	(213)	(3,759)	(4,127)
Warrants (ii)	863	1,404	(5,721)
Reversal of income tax provision (iii)	—	(517)	(7,452)
Other (iv)	(140)	594	216

Net earnings — U.S. GAAP	363,276	314,927	276,916

Attributable to:
Shareholders of CGI Group Inc.	362,896	314,188	276,048
Non-controlling interest	380	739	868

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.27	1.02	0.87
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	1.24	1.01	0.86

Net earnings — U.S. GAAP	363,276	314,927	276,916
Other comprehensive (loss) income	(35,756)	35,434	64,649

Comprehensive income — U.S. GAAP	327,520	350,361	341,565

Attributable to:
Shareholders of CGI Group Inc.	327,140	349,622	340,697
Non-controlling interest	380	739	868

Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. — Canadian GAAP	2,152,631	2,275,254	1,997,001
Adjustments for:
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,125)	(7,988)	(9,392)
Reversal of income tax provision (iii)	(7,969)	(7,969)	(7,452)
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(3,405)	(3,265)	(3,859)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,220,036	2,341,936	2,062,202

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	6,452	6,342	5,922

CGI group Inc. 2010 Annual report	76

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

CGI group Inc. 2010 Annual report	78

     The following documents are filed as exhibits to this Amendment No. 1 to Annual Report:

23.1	Consent of Ernst & Young LLP

23.2	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.
	By:	/s/ Benoit Dubé
Date: February 23, 2011		Name:	Benoit Dubé
		Title:	Executive Vice-President and Chief Legal Officer

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP

23.2	Consent of Deloitte & Touche LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.