Form 40-F
period 2011-09-30
CGI GROUP INC
filed 2011-12-22
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 227,055,040 Class A Subordinate Shares, 33,608,159 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes          82-          No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.            Yes  X No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files). Yes          No

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2011. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and National Instrument 52-110, as amended.

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

–	Gilles Labbé, and
–	Eileen A. Mercier

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

Fees Billed by the External Auditors

During the years ended September 30, 2011 and September 30, 2010, CGI’s external auditors billed the following fees for their services:

	00000000000000000000000000	00000000000000000000000000
Service retained	Fees billed
	2011	2010
Audit fees	$3,269,836	$2,594,000
Audit related fees(a)	$1,471,952	$482,061
Tax fees(b)	$245,006	$108,380
All other fees(c)	$6,736	$4,989
Total fees billed	$4,993,530	$3,189,430

(a)

The audit related fees billed by the external auditors for the year ended September 30, 2011 were in relation to service organization control procedures audits and assistance, International Financial Reporting Standards transition assistance, assistance in mergers and acquisitions matters, information technology assistance and advisory services, and 401(k) and special audits. Those billed for the year ended September 30, 2010 were in relation to service organization control procedures audits and assistance and International Financial Reporting Standards transition assistance.

(b)

The tax fees billed by the external auditors for the year ended September 30, 2011 were in relation to tax compliance and advisory services, and those billed for the year ended September 30, 2010 were in relation to tax research and advisory services.

(c)	The other fees billed by the external auditors for the years ended September 30, 2011 and 2010 were in relation to government contract compliance services.

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

Tabular Presentation of Contractual Obligations

As of September 30, 2011, the Registrant’s known contractual obligations were as follows:

Contractual Obligations (in ‘000 of Canadian dollars)	Payment due by period
	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-Term Debt Obligations	938,499	379,595	48,096	16,040	494,768
Capital (Finance) Lease Obligations	67,182	22,939	31,696	12,013	534
Operating Lease Obligations(1)	815,771	129,387	211,880	167,040	307,464
Purchase Obligations	98,391	48,547	44,644	5,200	-
Total	1,919,843	580,468	336,316	200,293	802,766

(1) Included in these obligations are $25.3 million of office space leases from past acquisitions.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.          Annual Information Form for the fiscal year ended September 30, 2011

2.          Audited Annual Financial Statements for the fiscal year ended September 30, 2011

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

ANNUAL INFORMATION FORM

For the fiscal year ended

September 30, 2011

December 13, 2011

i

ii

This Annual Information Form is dated December 13, 2011 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2011, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

INCORPORATION AND DESCRIPTION OF CAPITAL STOCK

Corporate Structure

CGI Group Inc. (the “Company”, “CGI”, “we”, “us” or “our”) was incorporated on September 29, 1981 under Part IA of the Companies Act (Quebec), predecessor to the Business Corporations Act (Quebec), which came into force on February 14, 2011 and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI inc., which was originally founded in 1976. The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 7th floor, Montreal, Quebec, Canada, H3A 2M8. CGI became a public company on December 17, 1986, upon completing an initial public offering of its Class A subordinate voting shares (“Class A subordinate voting shares”).

The following is a list of the direct and indirect subsidiaries of CGI (i) whose total assets represent more than 10% of CGI’s consolidated assets as at September 30, 2011, or (ii) whose sales and operating revenues represent more than 10% of CGI’s consolidated sales and operating revenues for the year ended September 30, 2011. Each subsidiary is 100% owned by its immediate parent company.

In addition to its principal operating subsidiaries, CGI has a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 13, 2011, 226,517,285 Class A subordinate voting shares and 33,608,159 Class B shares, were issued and outstanding. These shares represent respectively 40.26% and 59.74% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, and an unlimited number of Second Preferred Shares (“Second Preferred Shares”), also issuable in series. As of December 13, 2011 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares” on page 3, and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 13, 2011 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 13, 2011, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 198,900,779 Class A subordinate voting shares were traded on the Toronto Stock Exchange during the year ended September 30, 2011 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2010	16.48	15.27	17,525,403
November 2010	17.20	15.35	22,472,221
December 2010	17.57	15.98	16,600,347
January 2011	19.95	16.77	16,473,931
February 2011	20.34	19.15	18,060,850
March 2011	20.60	18.54	15,329,293
April 2011	21.25	19.92	14,247,462
May 2011	22.34	19.75	14,352,353
June 2011	23.86	21.32	15,513,322
July 2011	24.30	20.26	15,172,935
August 2011	20.59	18.32	18,982,708
September 2011	20.22	17.02	14,169,954
(a) The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 26, 2011, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares during the next year. See Significant developments of the most recent three fiscal years – Fiscal Year ended September 30, 2011 – Significant Developments later in this document.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 41 and the disclosure under the heading Report of the Audit and Risk Management Committee on page 49 and following of CGI’s Management Proxy Circular dated December 13, 2011 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 8 to 15, and the table on Board of Directors committee membership on page 39 of CGI’s Management Proxy Circular dated December 13, 2011 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Officers

The following table states the names of CGI’s senior officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
R. David Anderson Montreal, Quebec Canada	Executive Vice-President and Chief Financial Officer
François Boulanger Brossard, Quebec Canada	Senior Vice-President and Corporate Controller
Benoit Dubé St-Lambert, Quebec Canada	Executive Vice-President and Chief Legal Officer
Julie Godin Verdun (Ile des soeurs), Quebec Canada	Senior Vice-President, Human Resources and Strategic Planning
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
André Imbeau Beloeil, Quebec Canada	Founder, Executive Vice-Chairman of the Board and Corporate Secretary
Eva Maglis Montreal, Quebec Canada	President, Global Infrastructure Services
Claude Marcoux Sainte-Foy, Quebec Canada	Senior Vice-President and General Manager
Doug McCuaig Toronto, Ontario Canada	President, Canada
Donna S. Morea Royal Oak, Maryland USA	Executive Vice-President
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President, Corporate Performance and Knowledge Management
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
Donna Ryan Watroo, South Carolina USA	President, CGI Federal
Claude Séguin Montreal, Quebec Canada	Senior Vice-President, Corporate Development and Strategic Investments
George Schindler Fairfax, Virginia USA	President, U.S. Operations
Nazzic Turner Oakton, Virginia USA	Senior Vice-President and General Manager

Benoit Dubé was appointed Executive Vice-President and Chief Legal Officer on June 4, 2010 and prior to his appointment was a Vice-President in the Company’s legal department. Prior to joining the Company in August of 2009, Julie Godin was President of Oxygène Santé Corporative Inc., which was acquired by the Company on August 13, 2009. Ms. Godin joined CGI with the title Administrative Vice-President. She was appointed an officer of the Company on July 26, 2010, and is now Senior Vice-President, Human Resources and Strategic Planning. Eva Maglis was appointed as an officer of the

Company on July 26, 2010 and became responsible, in her capacity as Senior Vice-President and General Manager, for CGI’s global infrastructure services, solutions and consulting on October 1, 2010. She was appointed President, Global Infrastructure Services on May 27, 2011. Prior to his appointment as President, Canada on June 4, 2010, Doug McCuaig was a Senior Vice-President of the Company. He was appointed as an officer of the Company on July 26, 2010. Donna Morea was President, U.S., Europe and Asia prior to being appointed Executive Vice-President on September 28, 2011. Luc Pinard was Executive Vice-President, Chief Technology and Quality Officer prior to being appointed Executive Vice-President, Corporate Performance and Knowledge Management on August 3, 2011. Donna Ryan held the position of Senior Vice-President prior to being appointed President, CGI Federal effective September 28, 2011. George Schindler was appointed President, U.S. Operations on September 28, 2011. Claude Marcoux, George Schindler and Nazzic Turner were previously appointed by the Board of Directors as officers of the Company on July 26, 2010. Except as noted above, all of the officers named in the table have either held the position set out opposite their names, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on page 5 of CGI’s Management Proxy Circular dated December 13, 2011 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

DESCRIPTION OF CGI’S BUSINESS

Mission and Vision

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology (“IT”), business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a global IT and business process services (“BPS”) company. CGI’s vision is to be a world class IT and BPS leader helping our clients win and succeed.

CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix  A, and are posted on the Company’s web site at www.cgi.com.

Business Structure

The Company’s activities are divided into the following segments: (i) Canada, (ii) U.S. and India (collectively “U.S.”), (iii) Europe and Asia Pacific (collectively “Europe”), and (iv) Global Infrastructure Services (“GIS”).

The following table shows the revenues for each of the segments in 2011:

In ‘000s of dollars
Segment	2011	2010
Canada revenue	1,336,380	1,345,445
U.S. revenue	1,954,011	1,335,795
Europe revenue	220,762	192,922
GIS revenue	812,084	857,955
Total	4,323,237	3,732,117

Services Offered by CGI

CGI provides high end IT consulting, systems integration, IT outsourcing and business solutions. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India.

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

•	CGI’s AMS Advantage™ is an enterprise resource planning suite that 25 U.S. state governments rely on to support financial management.

•	MVest®, PrimeSuite™ are robust wealth management solutions widely adopted in the financial industry.

Management of IT and Business Functions (“Outsourcing”)

Clients contract entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and proven practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, our clients may transfer their specialized professionals to us, enabling our clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms of up to ten years and are renewable.

Consulting and Systems Integration

CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

Markets for CGI’s Services

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to provide them with solutions that help them achieve their business goals. Our targeted verticals include: a) government — helping organizations improve the performance of mission-critical functions through the innovative use of IT; b) financial services — helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations; c) telecommunications and utilities — helping providers deliver new revenue streams while improving productivity and client service; d) manufacturing retail and distribution — establishing flexible and customer-centered operating models that help clients lower costs and increase profitability and helping clients leverage IT to better manage the entire product lifecycle; and e) health — helping organizations improve the performance of mission-critical functions through the innovative use of IT.

On October 31, 2011, CGI announced that it will now report a separate “Health” vertical. The new vertical is the result of CGI’s strong historical performance and the sector’s overall importance to CGI’s growth strategy. Previously, this sector was embedded within both the government and financial services verticals. In addition, the Company consolidated the manufacturing and retail & distribution vertical markets into one – manufacturing, retail & distribution.

Client Base

CGI works with large and medium sized businesses in the private and public sectors worldwide. The Company’s clientele is well balanced in terms of quality, quantity, stability and diversity.

Human Resources

As of December 13, 2011, CGI had approximately 31,000 professionals. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI has had a member share purchase plan in place for several years. From the beginning, the Company has had a Profit Participation Plan which, from 1990 onwards, has been based on the performance of its business units and overall corporate results.

CGI Offices and Global Delivery Model

CGI and its affiliated companies operate from more than 125 offices. Some 5,500 members representing approximately 20% of CGI’s global workforce serve the Company’s clients from global delivery centers located on three continents. These delivery centers enable CGI to provide its clients with the right mix of onshore, nearshore and offshore IT services that best suits their business needs.

CGI’s delivery centers and its main offices are listed below:

Canada

Burnaby, BC	Halifax, NS‡	Montréal, QC‡	Sherbrooke, QC‡
Calgary, AB	Laval, QC	Ottawa, ON	Toronto, ON
Charlottetown, PEI	Markham, ON	Québec City, QC‡	Victoria, BC
Edmonton, AB	Mississauga, ON	Regina, SK
Fredericton, NB‡	Moncton, NB‡	Saguenay, QC‡

United States

Albany, NY	Cleveland, OH	Lebanon, VA	Richmond, VA
Annapolis Junction, MD	Columbia, SC	Lexington, KY	Sacramento, CA
Arlington, VA	Columbus, OH	Los Angeles, CA	San Antonio, TX
Atlanta, GA	Dallas / Fort Worth, TX	Manassas, VA	San Diego, CA
Austin, TX	Denver, CO	Miami, FL	Sarasota, FL
Baltimore, MD	Fairfax, VA	New Orleans, LA	Sierra Vista, AZ
Bellevue, WA	Fairview Heights, IL	New York, NY	St.Louis, MO
Belton, TX	Honolulu, HI	Norfolk, VA	Tampa, FL
Birmingham, AL	Hotsprings, AR	Norman, OK	Troy, AL‡
Boston, MA	Houston, TX	Oakland, CA	Tucson, AZ
Buffalo, NY	Huntsville, AL	Oklahoma City, OK	Washington, DC
Charleston, SC	Jacksonville,FL	Phoenix, AZ
Chicago, IL	Juneau, AK	Pittsburgh, PA
Clarksville, TN	Lawton, OK	Raleigh, NC

Europe and Asia Pacific

Bangalore, India‡	Frankfurt, Germany	Luxembourg, Luxembourg	Munich, Germany
Basingstoke, U.K	Hannover, Germany	Madrid, Spain	Paris, France
Brentwood, U.K.	Hyderabad, India‡	Malaga, Spain‡	Stevenage, U.K.
Brussels, Belgium	Krakow, Poland	Melbourne, Australia	Sydney, Australia
Canberra, Australia	Lisbon, Portugal	Milton Keynes, U.K.	Utrecht, Netherlands
Düsseldorf, Germany	London, U.K.	Mumbai, India‡	Warsaw, Poland
‡ Indicates cities where CGI operates global delivery centres.

All of CGI’s offices are located in rented premises with the exception of one property that we own in Montreal where one of our data centres is located, and an office building we own in Mumbai but that is built on land that we lease.

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

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system of which the Client Partnership Management Framework (“CPMF”) forms part, is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. CGI applications development centres in Mumbai, Hyderabad and Bangalore in India, have achieved SEI CMMI Level 5 quality certification and ISO 27001 security management system certification.

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

The IT Services Industry

Size, Structure and Recent Developments

Although the current state of the economy makes it difficult to predict future trends in IT spending, CGI intends to continue its Build and Buy profitable growth strategy. Most businesses and governments still require IT services in challenging market conditions and clients are expected to be looking for increased value and lower costs, thereby presenting opportunities that the Company has successfully exploited in the past. With respect to IT and business process services outsourcing, we believe that the potential remains enormous. CGI has from time to time commissioned a study from International Data Corp. (“IDC”) which provides CGI with insight as to spending on IT and business process services in Canada, the United States and Europe.

According to IDC’s research conducted in 2011, the potential business opportunity for IT outsourcing was estimated to be US$617 billion in the U.S., US$606 billion in Europe and US$53 billion in Canada. These numbers exclude the value of services already outsourced and indicate a large untapped potential market.

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

CGI’s Build and Buy strategy is founded on four pillars of growth that combine organic growth and acquisitions in a way that provides an ideal mix of profitable revenue delivered by a proximity-based model ensuring that the Company maintains an intimate relationship with its clients while offering them the benefits of global sourcing options.

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

Significant Developments Occuring After the End of the Most Recent Fiscal Year

Refinancing of Credit Facility

On December 7, 2011, CGI announced that it had successfully refinanced its $1.5 billion credit facility for an additional five years, through December 2016. The facility, which can be extended annually, includes an accordion feature providing for an additional $750 million, bringing the facility’s potential capacity to $2.25 billion.

Significant Developments of the Most Recent Three Fiscal Years

Key Performance Measures

We use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The table below summarizes our most relevant key performance measures:

Profitability

Adjusted EBIT – is a measure of earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense. Management believes this measure best reflects the profitability of our operations.

Diluted earnings per share from continuing operations attributable to shareholders of CGI – is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

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

Growth

Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

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

Capital Structure

Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

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

Fiscal Year ended September 30, 2011

Significant Developments

The Company continued to grow year-over-year and our adjusted EBIT margin continues to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase the return to our shareholders. The highlights below include the impacts of the Performance Improvement Plan as explained below under Performance Improvement Plan:

•	Bookings of $4.9 billion;

•	Book-to-bill ratio of 113%;

•	Constant currency revenue growth of 18.9% over last year;

•	Adjusted EBIT margin remains high at 13.0%;

•	Basic and diluted EPS grew by 29.1% and 27.4% respectively compared to the prior year;

•	Return on equity reached 19.5%;

•	Cash provided by continuing operating activities remained strong, representing 13.2% of revenue; and

•	Repurchased 16.4 million Class A subordinate shares of the Company.

Conseillers en informatique d’affaires CIA Inc.

On April 4, 2011, CGI concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased its shares held by CGI. CGI simultaneously purchased the operations carried out in CIA’s Paris office. The sale and acquisition did not have a material impact on the Company’s net earnings or financial position. The revenue reported in Canada decreased by approximately $17.3 million during the year from fiscal 2010.

Private Debt Placement

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with large U.S. institutional investors. The private placement is comprised of three tranches of senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company will draw down the proceeds no later than December 15, 2011, and plans to execute interest rate swaps subject to favourable market conditions in order to reduce its financing costs and maximize flexibility. The Company intends to use the proceeds of the private placement to pay down part of the Company’s existing revolving term facility, see Significant Developments Occuring After the End of the Most Recent Fiscal Year earlier in this document.

Performance Improvement Plan

During the fourth quarter, the Company accelerated the on-going optimization of its cost structure in light of the current economic environment and outlook. Technological advancements have enabled our workforce to become increasingly mobile. This increased mobility of our workforce along with the growth in our global delivery centres evolved our real estate needs. As a result, and in order to remain competitive, a total pre-tax charge of $45.4 million was taken mainly comprised of provisions on excess real estate, related leasehold improvements and severance costs in the amount of $33.7 million. Also, through a review of the Company’s business solutions portfolio and following the deferral of investments by some of our clients, management decided to lower the outlook for certain of the Company’s business solution investments and therefore, resulted in the impairment of two business solutions. An impairment charge of $11.7 million was taken on these solutions primarily for the financial services market. Of the $45.4 million charge, $29.6 million is included in “Cost of services, Selling and Administrative”, which is discussed on page 8 of Management’s Discussion & Analysis, while the $11.7 million impairment charge and $4.1 million of leasehold improvements write-off is included in “Amortization” on the consolidated statement of earnings in the financial booklet of the 2011 Annual Report entitled Numbers. Please see Section 7 – Fourth Quarter Results of Management’s Discussion & Analysis for more information.

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 113% for the year. Of the $4.9 billion in bookings signed during the year, 63% came from new business, while 37% came from extensions and renewals.

Our largest verticals for bookings were government and financial services, making up approximately 54% and 24% of total bookings, respectively. From a geographical perspective, the U.S. accounted for 64% of total bookings, followed by Canada at 31% and Europe at 5%.

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Significant Bookings in the Year

Announcement Date	Client	Duration	Value

October 21, 2010	U.S. General Services Administration	Five years	US$76.0 million

CGI has been selected as one of the 11 companies awarded a five-year, government-wide Blanket Purchase Agreement for Infrastructure as a Service by the U.S. General Services Administration. During this contract CGI will offer government agencies virtual machines and Web hosting services in a cloud environment.

Announcement Date	Client	Duration	Value

November 5, 2010	SaskEnergy	Seven years	Not released

CGI’s work includes the replacement of SaskEnergy’s legacy customer and billing information system utilizing Oracle’s Customer Care and Billing application to manage critical business functions including customer service, billing, collections and meter management.

November 17, 2010	U.S. Defense Information Technology Contracting Organization	Five years	US$28.0 million

CGI will support the Kyrgyzstan Border Service’s efforts to better coordinate control of their border as well as provide IT support to the U.S. Army Communications-Electronics Command’s counter narcotics efforts.

January 11, 2011	U.S. Department of Housing and Urban Development (“HUD”)	Until Sept 30, 2011	US$40.3 million

In conjunction with state and local housing agencies, CGI administers HUD’s multi-family housing programs in California, Florida, New York, Ohio, and Washington, DC. CGI’s contract is performance-based and, since its award 10 years ago, the company has demonstrated a strong track record of performance on behalf of its partner housing agencies.

January 12, 2011	Industrial Alliance Insurance and Financial Services, Inc.	Ten year extension and expansion	$137.0 million

CGI will continue to support the strategic growth of Industrial Alliance, the fourth largest life and health insurance firm in Canada, by becoming its preferred IT vendor delivering a wide range of IT services.

January 12, 2011	Centers for Medicare & Medicaid Services	Five years	US$55.0 million

CGI will continue software development and operational support services for the Provider Enrolment Chain Ownership System including Health Information Technology for Economic and Clinical Health registration and attestation functionality.

January 18, 2011	Société Générale Corporate & Investment Banking (“SG CIB”)	Three years	Not released

CGI will provide application development and support services using its global delivery centres to SG CIB locations in Paris, London, New York, Singapore and Hong Kong.

March 2, 2010	Highmark Blue Cross Blue Shield	Five year renewal	Not released

CGI will provide comprehensive claims audit services to identify provider overpayments and coding errors on claims submitted from providers throughout the Commonwealth of Pennsylvania. The work will be performed by consultants, claims investigators, clinicians, and coding specialists using the company’s proprietary Customized Audit System software—an enterprise-wide solution designed to support the prediction, identification, management, and analysis of claims.

Announcement Date	Client	Duration	Value

April 26, 2011	State of California Franchise Tax Board (“FTB”)	Five and a half years	US$399.0 million

CGI’s innovative solution will support fundamental changes in FTB’s tax processing that will generate an estimated $2.8 billion in additional revenue for the State by 2016-2017, helping to narrow its substantial tax revenue gap. The Enterprise Data to Revenue project will be a performance-based, benefits-funded contract where CGI is paid from a percentage of the increased revenues generated. The contract includes a five-year option for maintenance and operation valued at an additional $139 million.

May 17, 2011	Space and Naval Warfare Systems Center	Not Released	US$49.0 million

CGI will continue to provide production execution, testing, and technical support for U.S. military Command, Control, Communications, Computers, Combat Systems, Intelligence, Surveillance and Reconnaissance (C5ISR) mission modules.

May 18, 2011	Environmental Protection Agency (“EPA”)	Seven years	US$34.0 million

Under the multi-vendor ITS-EPA II Program Blanket Purchase Agreement, CGI will partner with EPA to develop and implement a new cyber security approach focused on strengthening the internal security posture, streamlining processes, re-engineering operations, and enhancing service tracking.

May 19, 2011	Evraz	Until 2016	Not released

CGI will provide IT services support to its North American operations.

May 31, 2011	Commonwealth of Pennsylvania, Department of Public Welfare	Four year renewal	US$44.9 million

CGI will help prevent, detect, deter and correct provider improper payments within Pennsylvania’s Medicaid Medical Assistance program. CGI will use its proprietary data mining software, the Customized Audit System, to conduct reviews of claims and records, identify over and underpayments for recovery, and provide support for appeals activities.

June 7, 2011	University Health Network	Seven years	$50.0 million

CGI’s solution will provide a secure, shared repository for storage, retrieval and viewing of diagnostic images such as X-rays and MRIs, and associated documents across multiple hospital sites in greater Toronto and central Ontario.

July 22, 2011	State of Alaska’s Department of Administration	Seven years	US$54.0 million

CGI will provide services for project management, business process redesign, system configuration and development, data conversion and training. The State will subscribe to CGI’s managed services offering, Managed Advantage, for application maintenance, technical upgrades and help desk support.

Announcement Date	Client	Duration	Value

July 22, 2011	Encana Corporation	Five years	Not released

CGI will manage over 370 custom applications Encana requires to run its business. CGI is leveraging its near-shore delivery capabilities and predictive cost model to minimize risk and reduce cost.

August 10, 2011	Scotiabank	Seven years	Not released

CGI will replace multiple legacy trade and supply chain applications at Scotiabank with a single, integrated platform to enhance service to clients, reduce costs, and provide greater visibility and transparency into its North America, Latin America, Caribbean and Asia operations.

September 13, 2011	Environmental Protection Agency	Six year renewal	US$207.0 million

CGI will continue to support EPA’s Central Data Exchange through a wide range of technology services, including information assurance/cyber security, web application and systems development, program management, user support, and operations and maintenance services.

September 15, 2011	Wake County, North Carolina	Twelve years	US$30.5 million

CGI will host the system and securely manage day-to-day operations under its Managed Advantage program, which includes application maintenance, technical upgrades, disaster recovery services, and client support. The County will benefit from a single point of accountability for software, services, and hosting as well as a predictable cost over the contract term for product upgrades, infrastructure, and maintenance.

October 3, 2011	Environmental Protection Agency	Five years	US$64.5 million

CGI will provide production application platform management to support EPA’s primary data center, the National Computing Center, including support for application deployment checklist process, management of numerous applications platforms, and delivery of technical consulting services. This contract was signed prior to but announced subsequent to our year-end.

October 5, 2011	Wyoming State Auditor’s Office	Five year renewal	US$28.7 million

CGI will continue to provide secure day-to-day ERP operations management, including application maintenance, technical upgrades, disaster recovery services, and client support. This contract was signed prior to but announced subsequent to our year-end.

Significant Contract Vehicles

In addition to the significant bookings outlined above, CGI also participates in a number of contract vehicles that simplify and streamline the procurement process. Ordering against these vehicles meets U.S. federal requirements for full and open competition, and assures that our past performance credentials have been thoroughly validated. These contract vehicles offer CGI the flexibility to respond to broad agency requirements in a quick and efficient manner. Bookings are registered only when a specific task order is awarded from the contract vehicles. The key vehicles are outlined below along with their term and total value.

Contract Vehicles	Term	Vehicle $ Ceiling*

US Army AMCOM EXPRESS	March 1, 2005 to January 31, 2012	Not released

GSA Alliant	May 1, 2009 to April 30, 2014	$50.0 billion

Navy Seaport-e	April 5, 2004 to April 4, 2014 With five option years	$39.0 billion

NIH CIOSP2	December 20, 2000 to December 20, 2011	$19.5 billion

DISA ENCORE	Ending May 31, 2013 Includes five one-year options	$12.2 billion

US Army FIRST	January 1, 2007 to January 1, 2014	$9.0 billion

CMS-ESD	September 14, 2007 to September 13, 2017	$4.0 billion

EPA-ITS	July 1, 2009 to September 30, 2016	$955.0 million

US Marine Corps CEOs	September 5, 2006 to September 30, 2016	$500.0 million

Awarded in FY 2011:
VA T-4	Five years	$12.0 billion

CDC CIMS	Two years With four two-year options	$4.0 billion

Treasury TIPSS 4	December 28, 2010 to December 27, 2020 With nine option years	$4.0 billion

US Army OPTARSS II	March 1, 2011 to March 1, 2016	$2.5 billion

GSA Infrastructure (IaaS)	Years 2010 to 2015	$76.0 million
* Vehicle $ Ceiling are for all awarded vendors including CGI Group Inc.

Share Repurchase Program

On January 26, 2011, the Company’s Board of Directors authorized and received the approval from the Toronto Stock Exchange for the renewal of the NCIB to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 23,006,547 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares may be purchased under the NCIB commencing February 9, 2011 and ending on the earlier of February 8, 2012, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2011, the Company repurchased 16,373,400 of its Class A subordinate voting shares for $305.0 million at an average price of $18.63, under the current and previous NCIB. As at September 30, 2011, the Company may purchase up to an additional 13.3 million shares under the current NCIB.

Foreign currency impact

The impact of foreign currency during fiscal 2011 decreased revenues by 3.1%. This compares with a decrease of 5.8% in fiscal 2010, and an increase of 5.1% in fiscal 2009. The foreign currency impact in 2011 was mainly due to the weakening of the U.S. dollar.

Fiscal Year ended September 30, 2010

Significant Developments

As a result of the restructuring initiatives implemented in fiscal 2009, we positioned ourselves to compete strategically and seize opportunities as our economy emerged from the recession. Over the course of fiscal 2010, we returned to positive constant currency growth, enjoyed record high earnings margins, and continued to improve on our key indicators. Clients slowly regained confidence in the economy and increased their willingness to reinvest in their IT initiatives. On the buy side of our strategy, we acquired Stanley, Inc. (“Stanley”) to expand our U.S. presence and to give CGI an entry into the U.S. federal defence market. Highlights for fiscal 2010 were:

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

Acquisition of Stanley Inc.

On May 7, 2010, CGI announced a definitive merger agreement with Stanley, a provider of IT services and solutions to U.S. defense, intelligence and federal civilian government agencies. Under the terms of the merger agreement, CGI, through an indirect wholly-owned subsidiary, CGI Fairfax Corporation (“CGI Fairfax”), commenced a cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share. As a condition to CGI entering into the merger agreement, certain executive officers of Stanley, who held approximately 13% of the Stanley shares, entered into a stockholders agreement with CGI pursuant to which they agreed, among other things, to tender their shares pursuant to the offer.

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

Our results for the year incorporated the operations of Stanley subsequent to August 17, 2010. Since the completion of the transaction, we focused on the integration of Stanley into CGI and for fiscal 2010 and fiscal 2011, total acquisition-related and integration costs incurred were $24.6 million. Only $3.7 million of acquisition-related and integration costs were incurred in fiscal 2011 compared to the $5.4 million that was initially expected at the end of fiscal 2010.

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 124% for fiscal 2010. Of the $4.6 billion in bookings signed during the year, 51% came from new business, while 49% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 45% and 36% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 42% and Europe at 5%.

Information regarding bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

Significant Bookings in the Year

Announcement Date	Client	Duration	Value

October 5, 2009	U.S. Environmental Protection Agency (“EPA”)	Seven years	Not released

CGI Federal delivers IT infrastructure support services to the EPA under the ITS-EPA II program and assists the Office of Environmental Information in achieving more innovative, agile, and scalable IT services for the ITS-EPA II program. The seven-year agreement, awarded to seven vendors includes a US$955 million ceiling value over the BPA’s period of performance and positions.

November 3, 2009	Yellow Pages Group	10-year extension	$100 million

CGI manages the applications and infrastructure of Yellow Pages Group’s computer network, as well as other projects, namely business intelligence and the optimization of the company’s research tools.

November 5, 2009	U.S. Department of Housing and Urban Development (“HUD”)	One year renewal	US$58.1 million
CGI administers HUD multi-family housing programs in California, Florida, New York, Ohio and Washington, DC, in conjunction with its state and local housing agency partners.

December 15, 2009	North American financial institutions	New contracts & renewals	$1.1 billion

CGI signed new contracts and renewals with North American financial institutions totalling $1.1 billion during its fiscal 2010 first quarter (October-December). Services provided under these new deals include systems integration, application maintenance, IP-based solutions as well as long term, multi-year managed services contracts.

January 19, 2010	U.S. Department of State and U.S. Agency for International Development	10 years	US$395 million
CGI provides systems integration, consulting services, and operational support for more than 5,000 Joint Financial Management System users in more than 300 posts and missions around the world.

Announcement Date	Client	Duration	Value

April 6, 2010	Telekomunikacja Polska Group	Three years	Not released

CGI frameworks are deployed to help TP Group consolidate its current multi application, multi vendor environment to improve overall time to market and total cost of ownership.

May 4, 2010	California Department of Health Care Services	10 years	US$168 million

CGI partners with ACS to deliver enhanced fiscal intermediary administrative services and an advanced Medicaid Management Information System for California’s Department of Health Care Services.

May 18, 2010	Centers for Medicare & Medicaid Services	Five years	US$73.2 million

CGI continues the modernization, application management, and maintenance efforts on three external websites that provide information to 44 million beneficiaries and millions more healthcare providers and other stakeholders.

June 17, 2010	State of Maine	11 years	Not released

CGI delivers managed application services for the State’s AMS Advantage® enterprise resource planning system which supports financial management and procurement operations. CGI hosts the State’s AMS Advantage ERP system and provide disaster recovery services. CGI also manages operations of all technical aspects of the system during the term of the contract.

June 29, 2010	Atlantic Lottery Corporation	Seven years	$125 million

CGI manages Atlantic Lottery’s data center and provides related application support and development.

July 7, 2010	The Beer Store	Seven years	Not released

This agreement establishes CGI as the infrastructure IT supplier for The Beer Store, and also encompasses infrastructure services for Brewers Distributor Ltd. (BDL), a wholesale distributor of beer and the collector of returnable, refillable and recyclable beer containers within the four Western Canadian Provinces, as well as Northwest Territories and the Yukon.

July 20, 2010	Rexel Group	Six years	$50 million

This agreement, which supports productivity improvements, established CGI as not only one of the preferred IT suppliers for Rexel’s Canadian operations, but also for Rexel’s U.S. operations.

July 29, 2010	Manulife Financial	Until 2013	Not released

Under the contract renewal, CGI continues to leverage its Halifax delivery center to provide systems development, maintenance and integration services to Manulife Financial.

Announcement Date	Client	Duration	Value

August 9, 2010	eHealth Ontario	Six years	$46 million

CGI designed, built, implemented and managed a province-wide chronic disease management system and portal which will be used initially to better manage diabetes care, a top clinical priority for eHealth Ontario.

August 11, 2010	Plexxus	Five years	$34 million

CGI supported Plexxus in the design, build, implementation and management of on-going IT services including SAP supply chain and finance systems for Plexxus, a not-for-profit organization and its 12 member hospitals.

September 30, 2010	U.S. General Services Administration	Five years	US$46 million

Under the Data.gov Dataset Hosting Services BPA, CGI provides hosting services for this important government information, as well as technology tools for dataset analysis, and professional services.

October 5, 2010	Bombardier Aerospace	Five years	US$160 million

CGI is responsible for delivering various types of IT infrastructure services to Bombardier Aerospace, including end-user device support, service desk, telephony and local area network. CGI is also responsible for Canadian legacy application support. This contract was signed prior to but announced subsequent to our year-end.

Share Repurchase Program

On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the Toronto Stock Exchange for the renewal of the NCIB to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares during the next year. The NCIB enabled CGI to purchase, on the open market, up to 25,151,058 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares could have been purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elected to terminate the NCIB.

During fiscal 2010, the Company repurchased 35,602,085 of its Class A subordinate voting shares for $516.7 million at an average price including commissions of $14.51, under the then-current and previous NCIB. As at September 30, 2010, the Company could have purchased up to an additional 7.0 million shares under the then-current NCIB.

Foreign currency impact

The impact of foreign currency during fiscal 2010 decreased revenues by 5.8%. This compares with an increase of 5.1% in fiscal 2009, and a reduction of 3.3% in fiscal 2008. The foreign currency impact in 2010 was mainly due to the weakening of the U.S. dollar.

Fiscal Year ended September 30, 2009

Significant Developments

Economic events in fiscal 2009 underscored the need to focus on the fundamentals – delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channelling business development efforts to achieve our profitable growth strategy. CGI’s discipline in adhering to these fundamentals allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients’ need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama. We also leveraged the economic downturn by presenting a service portfolio – Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses, and workforce reductions.

Highlights for the year were:

•	Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;

•	Revenue of $3.8 billion, an increase of 3.2% year-over-year;

•	The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;

•	Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;

•	Both basic and diluted earnings per share from continuing operations grew more than 9.6% compared to fiscal 2008;

•	DSO improved to 39 days from 50 days in fiscal 2008;

•	Generated cash of $630 million from continuing operations, an improvement of $275 million over 2008; and

•	Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

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

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 46% and 41% of total bookings respectively. From a geographical perspective, the U.S. made up 58% of total bookings, followed by Canada at 33% and Europe at 9%.

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

Announcement Date	Client	Duration	Value

October 20, 2008	North Carolina Department of Revenue	Three years	US$55.3 million

CGI helps improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf products configured specifically for the Department of Revenue’s needs.

March 10, 2009	Cigna	Multi-year	US$35 million per year

CGI assumed responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrolment and eligibility, and reinsurance.

March 17, 2009	Centers for Medicare & Medicaid Services	Five and one- half years	US$135 million
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

April 8, 2009	U.S Environmental Protection Agency	Three years	US$67 million

CGI was selected by the U.S. Environmental Protection Agency (“EPA”) to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to the EPA on the national Environmental Information Exchange Network.

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

Announcement Date	Client	Duration	Value

July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million

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

Share Repurchase Program

On January 27, 2009, the Company’s Board of Directors authorized the renewal of a NCIB and the purchase of up to 10% of the public float of the Class A subordinate voting shares during the one year period ended February 8, 2010. The Company received approval from the Toronto Stock Exchange for its intention to make the NCIB, which allowed CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 26,970,437 Class A subordinate voting shares for cancellation.

During fiscal 2009, the Company repurchased 9,525,892 of its Class A subordinate voting shares for $99.9 million at an average share price including commissions of $10.49, under the then-current and the previous NCIB.

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

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

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

Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. For example, clients are increasingly demanding extended terms of payment, often stretching for more than a year. These, and other factors, make it difficult to predict financial results for any given period.

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

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

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

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

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

Government business risk

Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although Canadian GAAP considers a national government and its agencies as a single client, our client base in the government economic sector is in fact very diversified with contracts from many different departments and agencies in the U.S., Canada and Europe; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

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

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

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

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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

In the normal course of business, CGI is party to contracts with Innovapost Inc., a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost Inc.’s operating, financing and investing activities through its 49% ownership interest.

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

AUDITORS

The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Company’s Audit and Risk Management Committee.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary of the Company, (i) a copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form, (ii) a copy of the comparative consolidated financial statements of the Company for the year ended September 30, 2011 together with the accompanying report of the auditor and one copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 13, 2011 and (iv) a copy of the business booklet and of the financial booklet of the 2011 Annual Report of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares is included in the Management Proxy Circular dated December 13, 2011.

Additional financial information in relation to the last fiscal year ended September 30, 2011, is presented in the audited consolidated financial statements and in the Management’s Discussion & Analysis contained in the financial booklet of the 2011 Annual Report entitled Numbers.

The documents mentioned above are available on SEDAR at www.sedar.com and on the Company’s web site at www.cgi.com as well as at the Company’s head office:

1130 Sherbrooke Street West

7th Floor

Montreal, Quebec

H3A 2M8

Telephone: (514) 841-3200

Fax: (514) 841-3299

APPENDIX A

CGI GROUP INC.

FUNDAMENTAL TEXTS

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Mission, Vision, and Values	2
CGI Management Foundation	12
Charter of the Board of Directors	18
Charter of the Corporate Governance Committee	27
Charter of the Human Resources Committee	33
Charter of the Audit and Risk Management Committee	38
Code of Ethics and Business Conduct	49
Executive Code of Conduct	68
Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI Group Inc. by Insiders	71

Fundamental Texts of CGI Group Inc.

© CGI Group Inc.
April 27, 2011 *(Amendment to the Code of Ethics, p. 61)*
December 5, 2011
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

The dream has allowed us to assemble, all around the world, a team of extraordinary men and women who share it and are building a company that reflects their aspirations - who are, in fact, building their “own” company. Over the years, our team has built a clientele we are extremely proud of and whom we are dedicated to serving with the utmost skill.

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

Our vision is to be a world class IT and business process services leader helping our clients succeed.

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

CORPORATE SOCIAL RESPONSIBILITY

Our business model is designed to ensure that we are close to our clients and communities. As members, we embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

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

The following are a few concrete examples of how this balanced approach promotes the healthy and sustained growth of CGI:

¿	We must ensure, at every step of our growth, that we preserve the quality of the services we offer to our current and future clients.

¿	We must also ensure that our members are adequately prepared to face the new challenges we offer them and that they have the resources needed to accomplish their work.

¿

Growth must not come at the expense of the communities where we do business, or of the environment in general. In fact, we are committed to participating in the development of these communities and the protection of the environment.

¿

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

The principal responsibilities and duties of the Board of Directors include the following, it being understood that in carrying out their responsibilities and duties, directors may consult with management and may retain external advisors at the expense of the Company in appropriate circumstances. Any engagement of external advisors shall be subject to the approval of the Chair of the Corporate Governance Committee.

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

VISION

Our vision is to be a world class IT and business process services leader helping our clients succeed.

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

LAWS COMBATTING BRIBERY OF PUBLIC OFFICIALS

The global scope of CGI’s business means that we do business in many countries around the globe. CGI complies, and it is essential that our members, officers and directors comply at all times, both with the letter and with the spirit of the laws enacted to combat corruption and the bribery of public officials.

Examples of such laws include the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and national laws such as the Canadian Corruption of Foreign Public Officials Act and the US Foreign Corrupt Practices Act, as well as similar laws that have been enacted by other countries in which we operate. Under these laws it is a serious criminal offense to participate, directly or indirectly, in any activity intended to influence a foreign official to act, or not act, in a way that would be in violation of their lawful duty, or to secure any improper advantage to allow CGI to obtain, or retain, business.

EXPORT AND IMPORT LAWS

CGI members may increasingly find themselves dealing with goods or services that are the subject of export or import restrictions, such as, for example, information or technology that has military or state security applications. Members who deal with controlled goods and services must comply with the CGI policies and procedures that are designed to ensure that the controls are respected.

LAWS THAT PROTECT CLASSIFIED INFORMATION

In the normal course of CGI’s business with government clients, our members may be required to hold government security clearances and they may have access to information that is classified or facilities that are restricted. Members must comply with the letter and with the spirit of the laws, rules and regulations that apply to classified information and facilities that are restricted.

Whether a member holds a security clearance or not, members must not seek access to classified information or restricted facilities unless that access is required in order to allow them to carry out their assigned tasks. Members must not accept access to, retain, or otherwise deal with classified information, or enter restricted facilities, unless they hold a current and valid security clearance that entitles them to have the appropriate degree of access. If there is any doubt about whether information is classified or whether facilities are restricted, about the restrictions that may apply to information or facilities, or whether the member’s security clearance is adequate in the circumstances, the member must first consult with the CGI security officer who has the authority to advise the member.

8.	MEMBER, CLIENT, INVESTOR AND MEDIA RELATIONS

COMMUNICATIONS IN GENERAL

Communications Policy

i)	Within CGI - CGI’s management philosophy demonstrates the value it places on its members’ participation in the Company’s activities. Communication is a key responsibility of all members. CGI encourages open communication and the sharing of information because it believes its members are its most valuable ambassadors.

ii)	Outside of CGI - CGI also believes in maintaining open communication with its clients, shareholders, the investment community, industry analysts, regulators, the media and other interested parties. Clear and professional communication enables CGI to promote its services and solutions to its various audiences.

Communications within CGI

i)	Member Input - CGI encourages its members to share their opinions and ideas, both at scheduled meetings and in the member surveys circulated for this purpose. Regular team meetings are held in all of CGI’s business units, providing opportunities for its members to get to know their colleagues better, to discuss topics of common interest and to receive information about developments both in their business unit and in the company. During the annual tour of all business units, the senior managers of CGI provide a review for the members of the past year’s performance and discuss CGI’s strategies for the coming year.

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

iii)	Newsletter, Other Communications and the Intranet site - The purpose of internal communications is to fulfill CGI’s promise to provide all members with complete, meaningful, up-to-date information about CGI’s activities on an ongoing basis. Examples of ongoing communications initiatives include the member newsletter, Perspectives; quarterly (audio) webcasts, Ontrack, and CGI’s enterprise Intranet site, all of which keep the members informed about CGI’s current projects and recent successes. CGI’s Intranet site is intended to implement an infrastructure that allows CGI to share information and corporate policies with all of its members more rapidly.

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

MEMBER RESPONSIBILITIES

Each member is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition they must abide by the following:

i)	Compliance - CGI’s members are expected to comply with the Code and all policies and procedures of the company as well as to actively promote and support CGI’s values.

ii)	Preventing - Members should take all necessary steps to prevent a Code violation.

iii)	Reporting - Members must immediately report to their manager (i) situations of non-compliance with respect to this Code of which they become aware and (ii) suspected violations of the Code. All information will, to the extent possible, be received in confidence. It is corporate policy not to take action against a member who reports in good faith unless unusual circumstances warrant such action.

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

iv)	Consequences - Unethical behaviour, violations of this Code and of CGI’s other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

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

It is fundamental that all persons investing in securities have equal access to information that may influence their investment decisions, therefore placing all participants in the market on an equal footing. The timely disclosure policies of the Toronto Stock Exchange (the “TSX”)2 and the New York Stock Exchange (the “NYSE”) (collectively, the “Exchanges”) and of the Canadian Securities Administrators (the “CSA”) (individually, a “Timely Disclosure Policy” and collectively, the “Timely Disclosure Policies”) elaborate upon the provisions of the Securities Act (Québec), and the securities legislation of all of the provinces of Canada (collectively, the “Legislation”) which require that when a material change occurs which is not generally known, a press release disclosing the substance of the change must be issued.

DEFINITION OF MATERIAL INFORMATION

Material information is any information relating to the business and affairs of CGI that results in or would reasonably be expected to result in a significant change in the market price or value of CGI securities (the “CGI Securities”). Material information consists of both “material changes”3 and “material facts”4 relating to the business and affairs of CGI. A material change includes a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable.

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

Pursuant to the Timely Disclosure Policy of the TSX, the following examples of corporate developments are likely to constitute material information requiring prompt disclosure:

¿	a change in share ownership that may affect the control of the company;

¿	a change in the corporate structure such as a merger, an amalgamation or a reorganization;

¿	a take-over bid or issuer bid;

¿	a major corporate acquisition, disposition or joint venture;

¿	a stock split, consolidation, stock dividend or other change in capital structure;

¿	the borrowing of a significant amount of funds;

¿	the public or private sale of additional securities;

¿	the development of a new product and/or a development affecting the company’s resources, technology, products or markets;

¿	entering into or loss of a significant contract;

¿	firm evidence of a significant increase or decrease in near term earnings prospects;

¿	an important change in capital investment plans or corporate objectives;

¿	a significant change in management;

¿	significant litigation;

¿	a major labour dispute or a dispute with a major contractor or supplier;

¿	an event of default under a financing or other agreement;

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

¿	a declaration or omission of dividends;

¿	a call of securities for redemption; and

¿

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

¿

release of the information would prejudice CGI’s ability to pursue specific and limited objectives or complete a transaction or series of transactions that are underway. For instance, premature disclosure of the fact that CGI intends to purchase a significant asset may increase the cost of the acquisition;

¿

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

¿

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

The tipping provisions however permit an issuer to make a selective disclosure in the necessary course of business. This exception exists so as not to interfere with a company’s everyday business. However, whether a particular disclosure has been made in the necessary course of business is dependent on the facts of each case. The CSA set out a list of parties that the necessary course of business exception would generally permit communication to, including:

¿	vendors, suppliers, or strategic partners on issues such as research and development, sales and marketing and supply contracts;

¿	employees, officers and board members;

¿	lenders, legal counsel, auditors, financial advisors and underwriters;

[8]

Persons in a special relationship with CGI, include, but are not limited to: (a) insiders of CGI; (b) directors, officers and employees of CGI; (c) persons engaging in professional or business activities for or on behalf of CGI; and (d) anyone who learns of material information from someone that is known or should be known to be in a special relationship with CGI.

[9]	The CSA point out that although selective disclosure most often occurs in one-on-one discussions and private meetings, it can occur in a variety of situations including annual meetings.

¿	parties to negotiations;

¿	labour unions and industry associations; and

¿	government agencies and non-governmental regulators; and

¿	credit rating agencies (provided that the information is disclosed for the purpose of assisting the agency to formulate a credit rating and the ratings are or will be publicly available).

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

The selective disclosure prohibition continues until material information has been “generally disclosed”10.

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

Although the Legislation does not provide for a safe harbour for unintentional selective disclosure11, the CSA will look at all of the surrounding circumstances in a selective disclosure enforcement proceeding. Factors that will be considered include:

¿	whether and to what extent an issuer has implemented, maintained and followed reasonable selective disclosure policies and procedures ;

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

[11]	Unlike Regulation FD which will be discussed below.

¿	whether any selective disclosure was intentional; and

¿	what steps were taken to disseminate information that had been unintentionally disclosed, including how quickly the information was disclosed.

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

REGULATION FD

The Securities and Exchange Commission’s Regulation FD (Fair Disclosure)13 requires that reporting companies disclose material information through broad public means and not selectively to securities analysts and other market professionals. However, it is to be noted that Regulation FD does not impose an obligation to disclose material non-public information but rather mandates that if such information is disclosed voluntarily, it must be done on a broad non-exclusive basis. Essentially, if an issuer, or any person acting on its behalf discloses material non-public information to specified persons, Regulation FD requires that the issuer must simultaneously (for intentional disclosures) or promptly (for non-intentional disclosures) make public disclosure of that information.

Since CGI is considered under U.S. securities laws to be a foreign private issuer, Regulation FD will not technically apply to it. It is however important to note that Regulation FD is, to some extent, simply a codification of the U.S. Securities and Exchange Commission’s (the “SEC”) previous position and that selective disclosure of material non-public information about CGI could, in certain circumstances, even if not technically in violation of Regulation FD, expose the person making the disclosure to liability under the SEC’s anti-fraud rules under the Exchange Act14.

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

¿	Material information will be publicly disclosed immediately via news release.

¿

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

¿	Disclosure must include any information the omission of which would make the rest of the disclosure misleading (half truths are misleading).

¿	Unfavourable material information must be disclosed as promptly and completely as favourable information.

¿

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

¿	Disclosure on the Company’s Web site alone does not constitute adequate disclosure of material information.

¿	Disclosure must be corrected immediately if the Company subsequently learns that earlier disclosure contained a material error at the time it was given.

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

¿

All material forward-looking information will be broadly disseminated via news release and included in the Company’s annual and quarterly MD&A. The Committee will assess whether an update is required on a quarterly basis or as circumstances warrant.

¿	The information will be clearly identified as forward looking.

¿	The Company will identify all material assumptions used in the preparation of the forward-looking information.

¿

The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

¿

The information may be accompanied by supplementary information such as a range of reasonably possible outcomes or a sensitivity analysis to indicate the extent to which different business conditions may affect the actual outcome.

¿

The information will be accompanied by a statement that the information is as of the current date and subject to change after that date and the Company disclaims any intention to update or revise the forward-looking information, whether as a result of new information, future events or otherwise.

¿

Once forward looking information has been disclosed, CGI will regularly assess whether an update is required and ensure that past disclosure of forward-looking information is accurately reflected in current MD&A.

¿	Forward-looking statements shall be updated, if necessary, by issuing a press release and filing a material change report.

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

ii)	All CGI corporate “timely disclosure” documents as well as any other public documents filed with the Exchanges and the Canadian securities commissions or required to be posted on the website shall be posted in their entirety on CGI’s website. Such documents include:

¿	the annual and interim financial statements and related auditors report and MD&A;

¿	the annual report;

¿	interim shareholder reports;

¿	the annual information form;

¿	press releases (whether or not favourable);

¿	management proxy circulars;

¿	CEO and CFO financial statements certifications;

¿	Corporate governance Guidelines;

¿	Board and Board Committee Charters;

¿	Code of Business Conduct and Ethics;

¿	Insider trading reports; and

¿	any other communications transmitted to shareholders.

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

¿

CGI employees are hereby reminded that all correspondence received and sent via e-mail is to be considered corporate correspondence and therefore must not transmit confidential information externally unless protected by appropriate encryption technology;

¿

CGI employees are prohibited from participating in, hosting or linking to any Internet chat-rooms, bulletin boards, web logs or news groups in communications involving CGI or its securities (even if the intention of CGI employees is to correct rumours or defend CGI);

¿	CGI employees are encouraged to report to the Vice-President, Corporate Communications & Investor Relations any discussion pertaining to CGI which they find on the Internet.

ii)	Analyst reports and third party information:

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

In addition, CGI insiders are required to declare any modifications or changes (whatever the percentage) to their holdings in CGI Securities within 5 days of such a change, except in certain limited exceptions. In this regard, an insider report must be completed and filed in SEDI. The insider of CGI who registers or causes to be registered any CGI Securities in the name of a third person shall file an insider report, except in the case of a bona fide transfer in guarantee. In such case and where the insider fails to file the report provided for by the Legislation, the third person shall file the report himself on becoming aware of the failure.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR 2011

November 10, 2011

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2011, 2010, and 2009. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Our reconciliation of results reported in accordance with GAAP to U.S. GAAP can be found in Note 29 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risk Environment section.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 2 of 62

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

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 24. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 31.

CHANGE IN REPORTING SEGMENTS

As a result of an organizational adjustment at the beginning of the fiscal year, CGI’s operations are being managed through four operating segments as compared to three in the prior years. Furthermore, the corporate segment is no longer identified and is completely allocated to the other four segments. Prior period results have been retrospectively revised to reflect this change. This MD&A reflects the current segmentation and therefore, restates the segmented results of the years ended September 30, 2010 and 2009. For more details on how our operations are managed, please refer to page 6 of this MD&A and to note 23 of the consolidated financial statements.

RECLASSIFICATION OF VERTICAL MARKETS

On October 31, 2011, CGI announced that it will now report a separate “Health” vertical market. The new vertical is the result of the Company’s strong historical performance and the sector’s overall importance to CGI’s global growth strategy. Previously, this sector was embedded within both the government and financial services verticals. In addition, the Company consolidated the manufacturing and retail & distribution vertical markets into one – manufacturing, retail & distribution (“MRD”). The MD&A incorporates the above changes to our vertical markets.

TRANSFER AGENT

Computershare Investor Services Inc.

(800) 564-6253

INVESTOR RELATIONS

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 3 of 62

MD&A OBJECTIVES AND CONTENTS

•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6

	1.2. Vision and Strategy	7

	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the year, the past three years’ key performance measures, and CGI share performance.

	2.1. Fiscal Year 2011 Highlights	8

	2.2. Key Performance Measures Defined	9

	2.3. Selected Yearly Information & Key Performance Measures	10

	2.4. Stock Performance	11

3. Financial Review	A discussion of year-over-year changes to operating results for years ended September 30, 2011, 2010, and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market.

	3.1. Bookings and Book-to-Bill Ratio	12

	3.2. Foreign Exchange	15

	3.3. Revenue Distribution	17

	3.4. Revenue Variation and Revenue by Segment	18

	3.5. Operating Expenses	20

	3.6. Adjusted EBIT by Segment	22

	3.7. Earnings from Continuing Operations before Income Taxes	24

	3.8. Net Earnings and Earnings Per Share	25

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 4 of 62

Section	Contents	Pages
4. Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (Days sale outstanding) and capital structure (Return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

4.1.     Statements of Cash Flows

4.2.     Capital Resources

4.3.     Contractual Obligations

4.4.     Financial Instruments and Hedges

4.5.     Selected Measures of Liquidity and Capital Resources

4.6.     Off-Balance Sheet Financing and Guarantees

4.7.     Capability to Deliver Results

27 29 29 30 31 31 32

5. Related Party Transactions	This section presents the total value of transactions and resulting balances with our joint venture – Innovapost Inc. (“Innovapost”).	32

6. Joint Venture: Supplementary Information	This section presents CGI’s proportionate share of Innovapost included in our consolidated financial statements.	33

7. Fourth Quarter Results	A discussion of year-over-year changes to operating results for the quarters ended September 30, 2011, and 2010, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis.

	7.1 Revenue Variation and Revenue by Segment 7.2 Adjusted EBIT by Segment 7.3 Net Earnings and Earnings Per Share	34 35 37

8. Summary of Quarterly Results	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.

	8.1 Key Performance Measures for the Past Eight Quarters 8.2 Quarterly Variances	39 39

9. Summary of Significant Accounting Policies	This section explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project.

	9.1 Changes in Accounting Policies 9.2 Critical Accounting Estimates 9.3 International Financial Reporting Standards	40 40 43

10. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	54

11. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	11.1 Risks and Uncertainties 11.2 Legal Proceedings	55 62

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 5 of 62

1.	CORPORATE OVERVIEW

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible and cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

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

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include government, financial services, MRD, telecommunications & utilities, and health.

The Company has more than 100 proprietary business solutions which help shape opportunities and drive incremental value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are best able to satisfy our clients’ needs. All of our business units continue to be certified.

Our operations are managed in four operating segments based on our delivery model incorporating domestic activities as well as services from utilizing our unique global delivery model. The Global Infrastructure Services (“GIS”) segment incorporates all services we provide to our clients globally for the management of their technology infrastructure. The other segments are based on our geographic delivery model: Canada, U.S. and India (“U.S.”) and Europe and Asia Pacific (“Europe”).

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 6 of 62

1.2. VISION AND STRATEGY

At CGI, we derive our business vision from our dream which is to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.

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

1.3. COMPETITIVE ENVIRONMENT

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

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 90% of global IT spend. These vertical markets are: government, financial services, MRD, telecommunications & utilities, and health. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

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

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets – Canada, the U.S. and Europe, collectively covering approximately 70% of global IT spending – we are in a position to compete effectively on an international scale and win large contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 7 of 62

2.	HIGHLIGHTS AND KEY PERFORMANCE MEASURES

2.1. FISCAL YEAR 2011 HIGHLIGHTS

The Company continued to grow year-over-year and our adjusted EBIT margin continues to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase the return to our shareholders. The highlights below include the impacts of the Performance Improvement Plan as explained below in section 2.1.3.:

•	Bookings of $4.9 billion;

•	Book-to-bill ratio of 113%;

•	Constant currency revenue growth of 18.9% over last year;

•	Adjusted EBIT margin remains high at 13.0%;

•	Basic and diluted EPS grew by 29.1% and 27.4% respectively compared to the prior year;

•	Return on equity reached 19.5%;

•	Cash provided by continuing operating activities remained strong, representing 13.2% of revenue; and

•	Repurchased 16.4 million Class A subordinate shares of the Company.

2.1.1. Conseillers en informatique d’affaires CIA Inc.

On April 4, 2011, CGI concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased its shares held by CGI. CGI simultaneously purchased the operations carried out in CIA’s Paris office. The sale and acquisition did not have a material impact on the Company’s net earnings or financial position. The revenue reported in Canada decreased by approximately $17.3 million during the year from fiscal 2010.

2.1.2. Private Debt Placement

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with U.S. institutional investors. The private placement is comprised of three tranches of senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company will draw down the proceeds no later than December 15, 2011, and plans to execute interest rate swaps subject to favourable market conditions in order to reduce its financing costs and maximize flexibility. The Company intends to use the proceeds of the private placement to pay down part of the Company’s existing revolving term facility which matures in August 2012.

2.1.3. Performance Improvement Plan

During the fourth quarter, the Company accelerated the on-going optimization of its cost structure in light of the current economic environment and outlook. Technological advancements have enabled our workforce to become increasingly mobile. This increased mobility of our workforce along with the growth in our global delivery centres evolved our real estate needs. As a result, and in order to remain competitive, a total pre-tax charge of $45.4 million was taken mainly comprised of provisions on excess real estate, related leasehold improvements and severance costs in the amount of $33.7 million. Also, through a review of the Company’s business solutions portfolio and following the deferral of investments by some of our clients, management decided to lower the outlook for certain of the Company’s business solution investments and therefore, resulted in the impairment of two business solutions. An impairment charge of $11.7 million was taken on these solutions primarily for the financial services market. Of the $45.4 million charge, $29.6 million is included in “Cost of services, selling and administrative” while the $11.7 million impairment charge and $4.1 million of leasehold improvements write-off is included in “Amortization” on the Consolidated Statement of Earnings. Please see section 7 – Fourth Quarter Results for more information.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 8 of 62

2.2. KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability

•       Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 3). Management believes this best reflects the profitability of our operations.

•       Diluted earnings per share attributable to shareholders of CGI – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity

•       Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•       Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO below its 45-day target.

Growth

•       Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

•       Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•       Book-to-Bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

•       Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 9 of 62

2.3. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the year ended September 30 (in thousands of dollars unless otherwise noted)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Growth
Backlog [1] (in millions of dollars)	13,456	13,320	10,893	1.0%	22.3%
Bookings (in millions of dollars)	4,875	4,643	4,059	5.0%	14.4%
Book-to-bill ratio	113%	124%	106%
Revenue	4,323,237	3,732,117	3,825,161	15.8%	-2.4%
Year-over-year growth	15.8%	-2.4%	3.2%
Constant currency growth [2]	18.9%	3.4%	-1.9%
Profitability
Adjusted EBIT [3]	561,952	511,902	460,741	9.8%	11.1%
Adjusted EBIT margin	13.0%	13.7%	12.0%
Net earnings	435,065	362,766	317,205	19.9%	14.4%
Net earnings margin	10.1%	9.7%	8.3%
Basic EPS (in dollars) [4]	1.64	1.27	1.03	29.1%	23.3%
Diluted EPS (in dollars) [4]	1.58	1.24	1.02	27.4%	21.6%
Liquidity
Cash provided by continuing operating activities	571,215	552,367	630,244	3.4%	-12.4%
As a percentage of revenue	13.2%	14.8%	16.5%
Days sales outstanding [5]	53	47	39	12.8%	20.5%
Capital structure
Net debt to capitalization ratio [6]	26.8%	30.6%	n/a
Net debt (cash)	897,418	1,010,816	(66,034)	-11.2%	1630.8%
Return on equity [7]	19.5%	16.4%	14.2%
Return on invested capital [8]	14.1%	16.3%	14.0%
Balance sheet
Cash, cash equivalents, bank overdraft and short-term investments	92,389	141,020	343,427	-34.5%	-58.9%
Total assets	4,685,543	4,607,191	3,899,910	1.7%	18.1%
Long-term financial liabilities [9]	728,809	1,159,198	349,362	-37.1%	231.8%

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 18 for details.
[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 24.
[4]	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.
[5]	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.
[6]

The net debt to capitalization ratio represents the proportion of long-term debt and bank overdraft, net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. At the end of fiscal 2009, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

[7]	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the year over the last four quarters’ average equity attributable to shareholders of CGI.
[8]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI, long-term debt and bank overdraft, less cash and cash equivalents, short-term and marketable long-term investments, net of the impact of the fair value of forward contracts.

[9]	Long-term financial liabilities include the long-term portion of debt and other long-term liabilities.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 10 of 62

2.4. STOCK PERFORMANCE

2.4.1. FY 2011 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	15.27
High:	24.30
Low:	15.27
Close:	19.71
CDN average daily trading volumes:	1,150,372

NYSE	(US$)
Open:	15.03
High:	25.63
Low:	14.88
Close:	18.81
U.S. average daily trading volumes:	259,029

Includes the average daily volumes of both the TSX and alternative trading systems.

2.4.2. Share Repurchase Program

On January 26, 2011, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 23,006,547 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2011 and ending on the earlier of February 8, 2012, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal year 2011, the Company repurchased 16,373,400 of its Class A subordinate shares for $305.0 million at an average price of $18.63, under the current and previous NCIB. As at September 30, 2011, the Company may purchase up to an additional 13.3 million shares under the current NCIB.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 11 of 62

2.4.3.	Capital Stock and Options Outstanding (as at November 3, 2011)

227,289,487 Class A subordinate shares

33,608,159 Class B shares

26,372,456 options to purchase Class A subordinate shares

3.	FINANCIAL REVIEW

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

The Company achieved a book-to-bill ratio of 113% for the year. Of the $4.9 billion in bookings signed during the year, 63% came from new business, while 37% came from extensions and renewals.

Our largest vertical markets for bookings were government and financial services, making up approximately 54% and 24% of total bookings, respectively. From a geographical perspective, U.S accounted for 64% of total bookings, followed by Canada at 31% and Europe at 5%.

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

3.1.1. Significant Bookings in the Year

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
October 21, 2010	U.S. General Services Administration	Five years	US$	76.0 million

CGI has been selected as one of the 11 companies awarded a five-year, government-wide Blanket Purchase Agreement for Infrastructure as a Service by the U.S. General Services Administration. During this contract CGI will offer government agencies virtual machines and Web hosting services in a cloud environment.

November 5, 2010	SaskEnergy	Seven years		Not released

CGI’s work includes the replacement of SaskEnergy’s legacy customer and billing information system utilizing Oracle’s Customer Care and Billing application to manage critical business functions including customer service, billing, collections and meter management.

November 17, 2010	U.S. Defense Information Technology Contracting Organization	Five years	US$	28.0 million

CGI will support the Kyrgyzstan Border Service’s efforts to better coordinate control of their border as well as provide information technology support to the U.S. Army Communications-Electronics Command’s counter narcotics efforts.

January 11, 2011	U.S. Department of Housing and Urban Development (“HUD”)	Until Sept 30, 2011	US$	40.3 million

In conjunction with state and local housing agencies, CGI administers HUD’s multi-family housing programs in California, Florida, New York, Ohio, and Washington, DC. CGI’s contract is performance-based and, since its award 10 years ago, the company has demonstrated a strong track record of performance on behalf of its partner housing agencies.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 12 of 62

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
January 12, 2011	Industrial Alliance Insurance and Financial Services, Inc.	Ten year extension and expansion	$137.0 million

CGI will continue to support the strategic growth of Industrial Alliance, the fourth largest life and health insurance firm in Canada, by becoming its preferred IT vendor delivering a wide range of IT services.

January 12, 2011	Centers for Medicare & Medicaid Services	Five years	US$55.0 million

CGI will continue software development and operational support services for the Provider Enrollment Chain Ownership System including Health Information Technology for Economic and Clinical Health registration and attestation functionality.

January 18, 2011	Société Générale Corporate & Investment Banking (“SG CIB”)	Three years	Not released

CGI will provide application development and support services using its global delivery centres to SG CIB locations in Paris, London, New York, Singapore and Hong Kong.

March 2, 2010	Highmark Blue Cross Blue Shield	Five year renewal	Not released

CGI will provide comprehensive claims audit services to identify provider overpayments and coding errors on claims submitted from providers throughout the Commonwealth of Pennsylvania. The work will be performed by consultants, claims investigators, clinicians, and coding specialists using the company’s proprietary Customized Audit System software—an enterprise-wide solution designed to support the prediction, identification, management, and analysis of claims.

April 26, 2011	State of California Franchise Tax Board (“FTB”)	Five and a half years	US$399.0 million

CGI’s innovative solution will support fundamental changes in FTB’s tax processing that will generate an estimated $2.8 billion in additional revenue for the State by 2016-2017, helping to narrow its substantial tax revenue gap. The Enterprise Data to Revenue project will be a performance-based, benefits-funded contract where CGI is paid from a percentage of the increased revenues generated. The contract includes a five-year option for maintenance and operation valued at an additional $139 million.

May 17, 2011	Space and Naval Warfare Systems Center	Not Released	US$49.0 million

CGI will continue to provide production execution, testing, and technical support for U.S. military Command, Control, Communications, Computers, Combat Systems, Intelligence, Surveillance and Reconnaissance (C5ISR) mission modules.

May 18, 2011	Environmental Protection Agency (“EPA”)	Seven years	US$34.0 million

Under the multi-vendor ITS-EPA II Program Blanket Purchase Agreement, CGI will partner with EPA to develop and implement a new cyber security approach focused on strengthening the internal security posture, streamlining processes, re-engineering operations, and enhancing service tracking.

May 19, 2011	Evraz	Until 2016	Not released

CGI will provide IT services support to its North American operations.

May 31, 2011	Commonwealth of Pennsylvania, Department of Public Welfare	Four year renewal	US$44.9 million

CGI will help prevent, detect, deter and correct provider improper payments within Pennsylvania’s Medicaid Medical Assistance program. CGI will use its proprietary data mining software, the Customized Audit System, to conduct reviews of claims and records, identify over and underpayments for recovery, and provide support for appeals activities.

June 7, 2011	University Health Network	Seven years	$50.0 million

CGI’s solution will provide a secure, shared repository for storage, retrieval and viewing of diagnostic images such as X-rays and MRIs, and associated documents across multiple hospital sites in greater Toronto and central Ontario.

July 22, 2011	State of Alaska’s Department of Administration	Seven years	US$54.0 million

CGI will provide services for project management, business process redesign, system configuration and development, data conversion and training. The State will subscribe to CGI’s managed services offering, Managed Advantage, for application maintenance, technical upgrades and help desk support.

July 22, 2011	Encana Corporation	Five years	Not released

CGI will manage over 370 custom applications Encana requires to run its business. CGI is leveraging its near-shore delivery capabilities and predictive cost model to minimize risk and reduce cost.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 13 of 62

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
August 10, 2011	Scotiabank	Seven years	Not released

CGI will replace multiple legacy trade and supply chain applications at Scotiabank with a single, integrated platform to enhance service to clients, reduce costs, and provide greater visibility and transparency into its North America, Latin America, Caribbean and Asia operations.

September 13, 2011	Environmental Protection Agency	Six year renewal	US$207.0 million

CGI will continue to support EPA’s Central Data Exchange through a wide range of technology services, including information assurance/cyber security, web application and systems development, program management, user support, and operations and maintenance services.

September 15, 2011	Wake County, NC	Twelve years	US$30.5 million

CGI will host the system and securely manage day-to-day operations under its Managed Advantage program, which includes application maintenance, technical upgrades, disaster recovery services, and client support. The County will benefit from a single point of accountability for software, services, and hosting as well as a predictable cost over the contract term for product upgrades, infrastructure, and maintenance.

October 3, 2011	Environmental Protection Agency	Five years	US$64.5 million

CGI will provide production application platform management to support EPA’s primary data center, the National Computing Center, including support for application deployment checklist process, management of numerous applications platforms, and delivery of technical consulting services. This contract was signed prior to but announced subsequent to our year-end.

October 5, 2011	Wyoming State Auditor’s Office	Five year renewal	US$28.7 million

CGI will continue to provide secure day-to-day ERP operations management, including application maintenance, technical upgrades, disaster recovery services, and client support. This contract was signed prior to but announced subsequent to our year-end.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 14 of 62

3.1.2. Significant Contract Vehicles

In addition to the significant bookings outlined above, CGI also participates in a number of contract vehicles that simplify and streamline the procurement process. Ordering against these vehicles meets U.S. federal requirements for full and open competition, and assures that our past performance credentials have been thoroughly validated. These contract vehicles offer CGI the flexibility to respond to broad agency requirements in a quick and efficient manner. Bookings are registered only when a specific task order is awarded from the contract vehicles. The key vehicles are outlined below along with their term and total value.

CONTRACT VEHICLES	TERM	VEHICLE US$ CEILING*
US Army AMCOM EXPRESS	March 1, 2005 to January 31, 2012	Not released

GSA Alliant	May 1, 2009 to April 30, 2014	$50.0 billion

Navy Seaport-e	April 5, 2004 to April 4, 2014	$39.0 billion
With five option years

NIH CIOSP2	December 20, 2000 to December 20, 2011	$19.5 billion

DISA ENCORE	Ending May 31, 2013	$12.2 billion
Includes five one-year options

US Army FIRST	January 1, 2007 to January 1, 2014	$9.0 billion

CMS-ESD	September 14, 2007 to September 13, 2017	$4.0 billion

EPA-ITS	July 1, 2009 to September 30, 2016	$955.0 million

US Marine Corps CEOss	September 5, 2006 to September 30, 2016	$500.0 million

Awarded in FY 2011
VA T-4	Five years	$12.0 billion

CDC CIMS	Two years	$4.0 billion
With four two-year options

Treasury TIPSS 4	December 28, 2010 to December 27, 2020	$4.0 billion
With nine option years

US Army OPTARSS II	March 1, 2011 to March 1, 2016	$2.5 billion

GSA Infrastructure (IaaS)	Years 2010 to 2015	$76.0 million

*	Vehicle US$ Ceiling are for all awarded vendors including CGI Group Inc.

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

Closing foreign exchange rates

As at September 30,	2011	2010	2009	Change 2011/2010	Change 2010/2009
U.S. dollar	1.0389	1.0298	1.0722	0.9%	-4.0%
Euro	1.3971	1.4006	1.5686	-0.2%	-10.7%
Indian rupee	0.0212	0.0231	0.0223	-8.2%	3.6%
British pound	1.6231	1.6198	1.7158	0.2%	-5.6%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 15 of 62

Average foreign exchange rates

For the years ended September 30,	2011	2010	2009	Change 2011/2010	Change 2010/2009
U.S. dollar	0.9866	1.0407	1.1804	-5.2%	-11.8%
Euro	1.3759	1.4116	1.5944	-2.5%	-11.5%
Indian rupee	0.0219	0.0226	0.0242	-3.1%	-6.6%
British pound	1.5845	1.6227	1.8235	-2.4%	-11.0%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 16 of 62

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Contract Types A. Management of IT and business functions (outsourcing) – 68% 1. IT services – 51% 2. Business process services – 17% B. Systems integration and consulting – 32%

Client Geography Based on client’s domicile A. U.S. – 47% B. Canada – 47% C. Europe – 6%

Vertical Markets A. Government – 39% B. Financial services – 26% C. Manufacturing, retail and distribution – 14% D. Telecommunications and utilities – 13% E. Health – 8%

3.3.1. Client Concentration

Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 17 of 62

government including its various agencies represented 28.5% of our revenue for fiscal 2011 as compared to 13.7% in fiscal 2010, and 10.3% in fiscal 2009.

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2011 and 2010 fiscal periods. The 2010 and 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

For the years ended September 30 (in thousands of dollars except for percentage)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Total CGI Revenue	4,323,237	3,732,117	3,825,161	15.8%	-2.4%
Variation prior to foreign currency impact	18.9%	3.4%	-1.9%
Foreign currency impact	-3.1%	-5.8%	5.1%
Variation over previous period	15.8%	-2.4%	3.2%
Global Infrastructure Services
Revenue prior to foreign currency impact	816,891	857,955	928,897	-4.8%	-6.0%
Foreign currency impact	(4,807)
Global Infrastructure Services revenue	812,084	857,955	928,897	-5.3%	-7.6%
Canada
Revenue prior to foreign currency impact	1,339,704	1,345,445	1,335,455	-0.4%	1.3%
Foreign currency impact	(3,324)
Canada revenue	1,336,380	1,345,445	1,335,455	-0.7%	0.7%
U. S.
Revenue prior to foreign currency impact	2,058,064	1,335,795	1,310,093	54.1%	14.6%
Foreign currency impact	(104,053)
U.S. revenue	1,954,011	1,335,795	1,310,093	46.3%	2.0%
Europe
Revenue prior to foreign currency impact	224,653	192,922	250,716	16.4%	-13.9%
Foreign currency impact	(3,891)
Europe revenue	220,762	192,922	250,716	14.4%	-23.1%

For fiscal 2011, revenue was $4,323.2 million, an increase of $591.1 million or 15.8% compared to fiscal 2010. On a constant currency basis, revenue grew by 18.9% year-over year, while foreign exchange fluctuations negatively impacted our revenue by $116.1 million or 3.1% mainly due to the fluctuations of the U.S. dollar exchange rate. We experienced a significant increase in revenue in our U.S. segment primarily due to the inclusion of a full year’s revenue from Stanley, Inc. (“Stanley”), a U.S. federal government contractor. Stanley was acquired on August 17, 2010. On a constant currency basis, our government vertical market grew the most over the past year at 58.8% followed by our health and MRD vertical markets at 21.5% and 10.6%, respectively.

The economic challenges of fiscal 2009 continued into the first quarter of our fiscal 2010; by the second quarter, our results were showing modest signs of recovery in North America while our Europe segment continued to feel its effects. We ended fiscal 2010 with revenue of $3,732.1 million, a decrease of $93.0 million or 2.4% over fiscal 2009. On a

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 18 of 62

constant currency basis, our revenue grew by 3.4% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $223.3 million or 5.8%. On a constant currency basis from fiscal 2009 to 2010, our health vertical market grew the most at 33.9% followed by our government vertical market at 8.2%.

3.4.1. Global Infrastructure Services

Revenue for GIS was $812.1 million in fiscal 2011, compared to $858.0 million in the prior year representing a decrease of $45.9 million or 5.3% over fiscal 2010. There was a $4.8 million unfavourable foreign exchange impact included in the revenue of GIS. The change is due to the expiration of an outsourcing contract in our financial services vertical market.

For the year ended September 30, 2010, revenue from our GIS operating segment was $858.0 million representing a decrease of $70.9 million or 7.6% over fiscal 2009 revenue of $928.9 million. In fiscal 2009, a larger than normal volume of IT projects were started especially for our clients in the MRD vertical market. The volume reduced in the following year causing the majority of the decrease for the segment.

3.4.2. Canada

Revenue in Canada was $1,336.4 million in fiscal 2011, a decrease of $9.1 million or 0.7% over fiscal 2010. The decrease came from lower work volumes and delays in project start-ups from our clients, particularly in the telecommunications & utilities and government vertical markets. The government vertical market was also impacted by the expiration of a low margin contract. In addition, with the disposition of CIA in April 2011, revenue in Canada was unfavourably impacted by approximately $17.3 million in fiscal 2011. These decreases were partially offset by growth in the MRD and health vertical markets.

Revenue in Canada was $1,345.4 million in fiscal 2010, an increase of $10.0 million or 0.7% over fiscal 2009. The increase comes mostly from financial services clients, partially offset by decreases in telecommunications & utilities and government clients.

3.4.3. U.S.

Revenue in U.S. was $1,954.0 million in fiscal 2011, an increase of $618.2 million or 46.3% over fiscal 2010. On a constant currency basis, revenue in this segment rose by $722.3 million or 54.1%. The unfavourable foreign currency fluctuations caused a decrease of $104.1 million. The increase in revenue was mainly generated by the growth from the government vertical market, mostly due to the full year’s impact of the acquisition of Stanley. In addition, we have seen increases in volumes of work from our health vertical market and from work being delivered out of our global delivery centres. This growth was partially offset by decreases experienced with state and local government clients, and with clients in our financial services vertical market.

U.S. revenue was $1,335.8 million in fiscal 2010, an increase of $25.7 million or 2.0% over fiscal 2009. On a constant currency basis, revenue in this segment rose by 14.6%. Part of this growth is from a combination of new contracts won in the fiscal 2010 and the contracts that came on stream in the latter part of fiscal 2009. These contracts were mostly in the financial services, government and health vertical markets. The increase is also partially attributed to the revenue growth generated by the acquisition of Stanley, reflecting six weeks of operations in fiscal 2010.

3.4.4. Europe

Revenue for Europe was $220.8 million in fiscal 2011, compared to $192.9 million in the prior year representing an increase of $27.8 million or 14.4% over fiscal 2010. Before foreign currency impacts, revenue increased by $31.7 million or 16.4%, with growth across all our major geographies. The unfavourable foreign exchange rate fluctuations negatively impacted revenue by $3.9 million, mostly due to the devaluation of the euro and British pound. Higher work volumes came from new and existing clients in the financial services and telecommunications & utilities vertical markets.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 19 of 62

Revenue in Europe was $192.9 million in fiscal 2010 compared to $250.7 million in fiscal 2009, a decrease of $57.8 million or 23.1%. Before foreign currency impacts, revenue decreased by 13.9%, reflecting the economic situation in this region where many of our clients took precautionary steps to conserve capital and therefore, decreased their spending on IT projects. Our clients in this segment are predominantly in the financial services and telecommunications & utilities vertical markets, which were the two hardest hit by the economic recession.

3.5. OPERATING EXPENSES

For the years ended September 30 (in thousands of dollars except for percentage)	2011	% of Revenue	2010	% of Revenue	2009	% of Revenue
Costs of services, selling and administrative	3,553,192	82.2%	3,025,823	81.1%	3,170,406	82.9%
Foreign exchange gain	(3,279)	(0.1%)	(916)	(0.0%)	(1,747)	(0.0%)
Amortization	211,372	4.9%	195,308	5.2%	195,761	5.1%
Capital assets	78,627	1.8%	72,067	1.9%	61,412	1.6%
Contract costs related to transition costs	23,100	0.5%	30,396	0.8%	22,377	0.6%
Other intangible assets	97,926	2.3%	92,845	2.5%	100,829	2.6%
Impairment of other intangible assets	11,719	0.3%	—	0.0%	11,143	0.3%

3.5.1. Costs of Services, Selling and Administrative

When compared to fiscal 2010, costs of services, selling and administrative expenses increased by $527.4 million mainly due to the acquired business of Stanley. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $103.0 million, partially offsetting the unfavourable translation impact of $116.1 million on revenue. As a percentage of revenue, costs of services, selling and administrative increased by 1.1% to 82.2% from 81.1% for fiscal 2010. Our costs of services increased as a percentage of revenue due mostly to the impact of including the first full year of operations from the acquisition of Stanley with its higher proportion of cost-plus contracts. In addition, some of our offices experienced delays in project start-ups which resulted in under utilization of our resources and therefore, impacted our direct costs. The Company incurred $43.2 million in our fiscal year related primarily to the rationalization of excess real estate in our operations and severance costs to realign our workforce, as explained in section 2.1.3. This was $16.8 million more than the $26.4 million incurred in the prior year for similar expenses. The variances were also offset partially by the favourable impact from a license sale for $10.2 million and the settlement of a bad debt during the first quarter of the fiscal year. Our selling and administrative expenses, as a percentage of revenue, decreased as we continued to rationalize our facilities and other fixed costs. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to performance based adjustments to our profit sharing amounts and other compensation accruals in the period.

In 2010, costs of services, selling and administrative expenses decreased by $144.6 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $189.3 million, partially offsetting the $223.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 82.9% to 81.1%. The improvement is due to the numerous initiatives taken in the prior two years to improve our gross margin. In 2010, we incurred approximately $26.4 million on severances and the elimination of excess real estate. Our selling and administrative expenses as a percentage of revenue decreased slightly from the prior year.

3.5.2. Foreign Exchange Gain

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of forward contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 20 of 62

3.5.3. Amortization

Amortization for fiscal 2011 increased by $16.1 million to $211.4 million representing 4.9% of revenue. This compares to $195.3 million incurred in fiscal 2010 representing 5.2% of revenue. The increase in expense is primarily related to the impairment of business solutions and the write-off of leasehold improvements as a result of exited space in the total amount of $15.8 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted amortization expense for $4.8 million.

In fiscal 2010, total amortization decreased by $0.5 million compared to fiscal 2009 and the ratio of expense to revenue remained relatively stable. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted amortization expense for $8.2 million in 2010.

For fiscal year 2011, the increase of $6.6 million in amortization expense for capital assets over 2010 is mainly due to the write-off of leasehold improvements associated with certain facilities in North America which were exited for approximately $4.1 million. In addition, amortization of computer equipment increased in line with the investments made to support new contracts and to upgrade our data centre infrastructure.

When comparing fiscal 2010 to 2009, the amortization of capital assets increased by $10.7 million. The majority of the increase related to the full year’s impact of equipment purchased the previous year to support our new contracts and to improve our data centre infrastructure. This was partially offset by the decrease in amortization of leasehold improvements which resulted from accelerated amortization taken on excess space and workspace densification efforts over the past couple of years decreasing the need for leased space and the associated leasehold improvements.

In fiscal 2011, amortization of contract costs decreased by $7.3 million to $23.1 million compared to fiscal 2010. The decrease is due to the impact of successfully completed projects partially offset by the amortization of transition costs on new contracts awarded to us in the prior periods. Additionally, in 2010, amortization expense was higher due to the modification of two contracts. When comparing 2010 and 2009 the amortization of contract costs increased by $8.0 million. This reflects the accelerated amortization of contract costs for the modification of two contracts as well as the start-up of new, large contracts signed over the prior quarters.

For fiscal 2011, amortization of other intangible assets increased by $5.1 million to $97.9 million compared to $92.8 million in fiscal 2010. The increase is due to the amortization of new client relationships relating to the Stanley acquisition and to new software licenses required to support our growth. These increases were partially offset by lower amortization from other client relationships and certain business solutions that have been fully amortized over the last year.

Amortization of other intangible assets decreased by $8.0 million in fiscal 2010 when compared to fiscal 2009. This is mainly attributable to the lower amortization associated on certain client relationships being fully amortized and the acceleration of amortization on certain business solutions at the end of fiscal 2009. In addition, over the last two years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. Our results incorporated incremental amortization of $3.6 million mainly pertaining to client relationships associated with the acquisition of Stanley.

In the last quarter of fiscal 2011, due to the current economic environment outlook and the deferral of investment decisions by some of our clients, an impairment charge of $11.7 million was taken on certain business solutions primarily serving the financial markets. No impairment charges were taken in fiscal 2010. At the end of fiscal 2009, a charge of $11.1 million was taken predominantly for other solutions deemed impaired for the financial markets.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 21 of 62

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30 (in thousands of dollars except for percentage)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Global Infrastructure Services	106,902	89,225	85,720	19.8%	4.1%
As a percentage of GIS revenue	13.2%	10.4%	9.2%
Canada	263,700	259,075	212,546	1.8%	21.9%
As a percentage of Canada revenue	19.7%	19.3%	15.9%
U.S.	182,840	166,917	149,015	9.5%	12.0%
As a percentage of U.S. revenue	9.4%	12.5%	11.4%
Europe	8,510	(3,315)	13,460	356.7%	-124.6%
As a percentage of Europe revenue	3.9%	-1.7%	5.4%
Adjusted EBIT	561,952	511,902	460,741	9.8%	11.1%
Adjusted EBIT margin	13.0%	13.7%	12.0%

3.6.1. Global Infrastructure Services

Adjusted EBIT in GIS was $106.9 million, an increase of $17.7 million over fiscal 2010. As a percentage of revenue, the margin increased from 10.4% to 13.2%. The increase is due to the favourable impacts from investments within our data centre operations and productivity improvements made in the year. This was partially offset by the expiration of an outsourcing contract in our third quarter causing a temporary increase in excess capacity. In addition, the current year was impacted by provisions for excess real estate, severance costs and leasehold improvements write-offs in the amount of $9.3 million, an increase of $6.7 million over last year.

In fiscal 2010, adjusted EBIT in GIS was $89.2 million, an increase of $3.5 million over fiscal 2009. The increase is due predominately to improvements made within our data centre operations from prior years’ initiatives. The improvement was partially offset by the margin impact associated with lower work volumes from our clients as discussed above in the revenue section.

3.6.2. Canada

Canada adjusted EBIT increased by 1.8%, reaching $263.7 million in fiscal 2011, compared to $259.1 million in fiscal 2010. As a percentage of revenue, the margin increased from 19.3% in 2010 to 19.7% in 2011. The increase is attributed to a number of factors including higher margins associated with increased intellectual property based revenues, the collection of a $6.5 million bad debt in the first quarter of fiscal 2011 and a reduction to the segment’s incentive accruals based on its growth performance. These factors were partially offset by the impacts of the revenue decrease as outlined earlier and the incremental year-over-year expenses associated with excess real estate, severances, leasehold improvement write-offs and impairments in the amount of $21.7 million.

In fiscal 2010, adjusted EBIT in Canada increased by $46.5 million or 21.9% over fiscal 2009. As a percentage of revenue, the margin also increased from 15.9% to 19.3%. The increase in margin for Canada is due to prior year’s initiatives to improve our gross margin in this segment. Severances and real estate provisions taken in 2010 were $12.1 million.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 22 of 62

3.6.3. U.S.

Adjusted EBIT in U.S. increased by $15.9 million or 9.5% over fiscal 2010. Before the unfavourable foreign exchange impact of $8.5 million, adjusted EBIT would have increased by $24.4 million or 14.6% over fiscal 2010. The increase is mainly due to the Stanley acquisition and the $10.2 million license sale in the first quarter of fiscal 2011 pertaining to the reorganization and divestment of some operations by one of our clients. The adjusted EBIT margin decreased from 12.5% to 9.4%. This is due to a number of factors: we made investments in our India delivery centres to expand our capacity in order to respond to new opportunities; the Stanley acquisition contributed to an increase in amortization of client relationships of $16.4 million as well as higher proportion of cost-plus contracts; and the effect of lower member utilization due to the delays in project start-ups for certain clients. Despite our bid and proposal activities to initiate new projects, the uncertainty reigning in the U.S. economy caused the pace of the federal government contract awards to be delayed to the latter half of the fiscal year, thereby increasing costs and impacting our U.S. profitability. During the year, approximately $12.3 million was incurred primarily for severance costs, impairments, leasehold improvements write-off and excess real estate which represented an increase of $7.2 million over fiscal 2010.

In 2010, U.S. adjusted EBIT increased by $17.9 million or 12.0% when compared to fiscal 2009. The results for Stanley since August 17th were incorporated into our results. As a percentage of revenue, our margin increased from 11.4% to 12.5%. The improvement was the result of increased productivity in both our domestic operations and our Indian centres of excellence.

3.6.4. Europe

Adjusted EBIT from our Europe operations totalled $8.5 million in fiscal 2011, an $11.8 million increase compared to fiscal 2010. As a percentage of revenue, our margin also increased by 5.6% from negative 1.7% in 2010 to 3.9% in 2011. The prior year’s restructuring initiatives continued to help improve our earnings margins in the current year. Revenue growth in the telecommunications & utilities and financial services vertical markets also helped improve earnings in this segment. In addition, severances and related costs incurred in fiscal 2011 totalled approximately $3.7 million whereas in the prior fiscal year, $6.7 million of charges were taken.

In fiscal 2010, our Europe adjusted EBIT decreased by $16.8 million when compared to fiscal 2009. As a percentage of revenue, our margin decreased from 5.4% in 2009 to negative 1.7% in 2010. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. However, in certain geographies, we were limited by regulations from taking action as quickly or as significantly as we would have preferred. Severances and other related charges were taken in the amount of $6.7 million in an effort to return this segment back to historical profitable levels.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 23 of 62

3.7. EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

For the years ended September 30 (in thousands of dollars except for percentage)	2011	% of Revenue	2010	% of Revenue	2009	% of Revenue
Adjusted EBIT	561,952	13.0%	511,902	13.7%	460,741	12.0%
Acquisition-related and integration costs	3,675	0.1%	20,883	0.6%	—	0.0%
Interest on long-term debt	19,395	0.4%	17,123	0.5%	18,960	0.5%
Interest income	(3,759)	-0.1%	(2,419)	-0.1%	(2,908)	-0.1%
Other (income) expenses	(3,917)	-0.1%	(952)	0.0%	3,569	0.1%
Gain on sale of capital assets	—	0.0%	(469)	0.0%	—	0.0%
Earnings from continuing operations before income taxes	546,558	12.6%	477,736	12.8%	441,120	11.5%

3.7.1. Acquisition-Related and Integration Costs

These amounts pertained to the costs to integrate the operations and to realize synergies in regards to the acquisition of Stanley concluded in August 2010. Total acquisition-related and integration costs in fiscal 2010 and fiscal 2011 totalled $24.6 million. Only $3.7 million of acquisition-related and integration costs were incurred in fiscal 2011 compared to the $5.4 million expected at the end of fiscal 2010. No more costs pertaining to the Stanley acquisition will be incurred.

3.7.2. Interest on Long-Term Debt

The year-over-year increase in interest expense for the fiscal year is mainly due to the debt used to finance the acquisition of Stanley, partially offset by the repayment of the second tranche of U.S. Senior unsecured notes that matured at the end of January 2011.

3.7.3. Interest Income

Interest income includes interest and other investment income (net of interest expenses) related to cash balances, investments, and tax assessments.

3.7.4. Other (Income) Expenses

Other (income) expenses reflects mainly changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 24 of 62

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Earnings from continuing operations before income taxes	546,558	477,736	441,120	14.4%	8.3%
Income tax expense	111,493	114,970	125,223	-3.0%	-8.2%
Effective tax rate	20.4%	24.1%	28.4%
Earnings from discontinued operations, net of income taxes	—	—	1,308	N/A	-100.0%
Net earnings	435,065	362,766	317,205	19.9%	14.4%
Margin	10.1%	9.7%	8.3%
Earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466	20.0%	14.5%
Earnings attributable to non-controlling interest	256	380	739	-32.6%	-48.6%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	265,333,074	284,826,257	306,853,077	-6.8%	-7.2%
Class A subordinate shares and Class B shares (diluted)	275,286,534	292,919,950	310,345,241	-6.0%	-5.6%
Earnings per share (in dollars) [1]
Basic EPS	1.64	1.27	1.03	29.1%	23.3%
Diluted EPS	1.58	1.24	1.02	27.4%	21.6%

[1]	EPS amounts are attributable to shareholders of CGI.

3.8.1. Income Tax Expense

For fiscal 2011, income tax expense was $111.5 million, a decrease of $3.5 million compared to $115.0 million in the prior fiscal year, while our effective income tax rate decreased from 24.1% to 20.4%. Favourable tax adjustments reduced our income taxes in both 2011 and 2010 in the amount of $41.4 million and $38.0 million respectively. These adjustments pertain to final determinations from agreements with tax authorities and expiration of statutes of limitation periods. The decrease in income tax expense and tax rate was also due to benefits arising from investments in our subsidiaries and the effect of foreign tax rate differences.

Income tax expense for fiscal 2010 and 2009 were $115.0 million and $125.2 million, respectively. Our effective income tax rates for fiscal years 2010 and 2009 were 24.1% and 28.4%, respectively. Included in the fiscal 2010 amount are favourable adjustments mainly from the final determinations from agreements with tax authorities and expirations of statutes of limitation periods in the amount of $38.0 million. This is compared to the $15.9 million of favourable adjustments in fiscal 2009.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 25 of 62

Below is a table showing the year-over-year comparison with the favourable tax adjustments and the impact of acquisition-related and integration costs removed:

For the years ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Earnings from continuing operations before income taxes	546,558	477,736	441,120	14.4%	8.3%
Add back:
Acquisition-related and integration costs	3,675	20,883	—	-82.4%	N/A
Earnings from continuing operations before income taxes prior to adjustments	550,233	498,619	441,120	10.4%	13.0%
Income tax expense	111,493	114,970	125,223	-3.0%	-8.2%
Add back:
Tax adjustments	41,415	37,964	15,850	9.1%	139.5%
Tax deduction on acquisition-related and integration costs	1,235	3,688	—	-66.5%	N/A
Income tax expense prior to adjustments	154,143	156,622	141,073	-1.6%	11.0%
Effective tax rate prior to adjustments	28.0%	31.4%	32.0%
Earnings from discontinued operations, net of income taxes	—	—	1,308	N/A	-100.0%
Net earnings prior to adjustments	396,090	341,997	301,355	15.8%	13.5%
Margin	9.2%	9.2%	7.9%
Earnings per share (in dollars)[1]
Basic EPS	1.49	1.20	0.98	24.2%	22.4%
Diluted EPS	1.44	1.17	0.97	23.1%	20.6%

[1]	EPS amounts are attributable to shareholders of CGI and prior to tax adjustments and acquisition-related and integration costs.

We expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 30.0% in subsequent periods.

3.8.2. Earnings Attributable to Non-Controlling Interest

The non-controlling interest in our statement of earnings represents the percentage of ownership of CIA held by minority shareholders. On April 4, 2011, CGI concluded a transaction whereby CIA repurchased its shares held by CGI. Accordingly, starting in the third quarter of the current fiscal year, we no longer recorded earnings attributable to a non-controlling interest.

3.8.3. Earnings from Discontinued Operations

The earnings from discontinued operations recorded in fiscal 2009 were mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in July 2008.

3.8.4. Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for fiscal 2011 decreased compared to the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 26 of 62

shares upon the exercise of stock options. During the current fiscal year, 16.4 million shares were repurchased and 5.7 million options were exercised.

4.	LIQUIDITY

4.1. STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2011, cash and cash equivalents, net of bank overdrafts, were $82.2 million. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2011, 2010 and 2009.

For the years ended September 30 (in thousands of dollars)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Cash provided by continuing operating activities	571,215	552,367	630,244	18,848	(77,877)
Cash used in continuing investing activities	(129,972)	(1,024,914)	(127,585)	894,942	(897,329)
Cash (used in) provided by continuing financing activities	(491,608)	267,311	(198,227)	(758,919)	465,538
Effect of foreign exchange rate changes on cash and cash equivalents and bank overdrafts from continuing operations	4,764	(10,367)	(11,300)	15,131	933
Net (decrease) increase in cash and cash equivalents net of bank overdraft from continuing operations	(45,601)	(215,603)	293,132	170,002	(508,735)

4.1.1. Cash Provided by Continuing Operating Activities

Cash provided by continuing operating activities was $571.2 million in fiscal 2011, representing 13.2% of revenue. This is compared to $552.4 million or 14.8% of revenue in the prior year. The improvement is due to the increase in our earnings partially offset by the increase in our DSO mainly related to an increasing proportion of our revenues coming from government entities. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

Cash provided by continuing operating activities was $552.4 million or 14.8% of revenue for fiscal 2010. This is compared with $630.2 million or 16.5% of revenue in fiscal 2009. In fiscal 2009, the cash flow from operations reflected the benefit of our initiatives to reduce our DSO. The reduction of 11 days from 50 days to 39 days generated a $113.2 million year-over-year improvement. Our cash flow from operations would have increased by approximately $35.3 million over the cash generated in fiscal 2009 when the benefit of the DSO improvement is removed. This improvement was primarily driven by the increase in our earnings in fiscal 2010.

4.1.2. Cash Used in Continuing Investing Activities

Cash used in continuing investing activities decreased by $894.9 million in fiscal 2011 compared to fiscal 2010, which was almost entirely due to the acquisition of Stanley. In fiscal 2010, the Company acquired Stanley for a cash consideration of $899.6 million, net of the cash acquired.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 27 of 62

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. In 2011, the Company had net cash inflows of $2.0 million whereas in the prior year, $12.9 million was disbursed for the purchase of investments.

Cash used for the purchase of capital assets amounted to $65.3 million during the year, an increase of $17.6 million over the $47.7 million invested the previous fiscal year. The increase was due to a higher investment in additional computer equipment to support our new contracts and continued investment program as well as increase in leasehold improvements in certain offices in the U.S.

Cash used for the purchase of capital assets was $47.7 million in fiscal 2010, a decrease of $21.5 million from fiscal 2009’s investment level of $69.2 million. The decrease was due to a higher investment in equipment in 2009 for infrastructure upgrades to our data centres. Also, as part of our restructuring efforts in 2009, less office space was needed and as a result, fewer investments were made on leasehold improvements in 2010.

Investments in intangible assets amounted to $56.0 million, representing a decrease of $13.7 million from the previous fiscal year. The decrease is partially due to less contract costs capitalized as projects migrated out of their transition phase. In addition, lower levels of spending incurred on software licenses also contributed to the decrease.

Investments in intangible assets amounted to $69.7 million in fiscal 2010, an increase of $7.4 million from fiscal 2009. The increase is partially due to new transition costs capitalized on contracts signed with new and existing clients, and additional software license costs capitalized in response to new contracts for our services.

The Company purchased $14.2 million in long-term marketable investments for the year ended September 30, 2011. No such investments were made in the prior fiscal years.

4.1.3. Cash (Used) Provided by Continuing Financing Activities

During the year ended September 30, 2011, we used $491.6 million for financing activities, a change of $758.9 million when compared to $267.3 million provided by financing activities a year ago. The large difference is mostly due to the drawing on our credit facilities for the acquisition of Stanley in fiscal 2010.

In fiscal 2011, we repaid $234.0 million of our long-term debt and credit facilities; whereas in fiscal 2010, the Company drew US$100.0 million from its credit facilities to create a hedge in the second quarter of 2010 to protect our U.S. dollar denominated cash balances from fluctuations in the exchange rate. In the last quarter of 2010, we drew another US$800.0 million from our credit facilities to fund the acquisition of Stanley. We also repaid portions of our long-term debt and credit facilities in the amount of $207.9 million in fiscal 2010. In fiscal 2009, we drew $144.7 million from our credit facilities.

In fiscal 2011, we used $305.0 million to repurchase 16.4 million CGI shares under the current and previous NCIB. In fiscal 2010, we used $516.7 million to repurchase 35.6 million CGI shares. Fewer shares were repurchased this year compared to the prior year as some funds were allocated for debt reduction. In fiscal 2009, we used $101.7 million as 9.5 million CGI shares were bought back at a lower average share price.

The current fiscal year yielded $52.1 million from the exercise of stock options compared to $53.0 and $16.1 million received in fiscal 2010 and 2009, respectively. Issuances of our shares have increased since fiscal 2010 due to more exercises as our share price became more favourable to option holders.

In the second quarter of 2009, there was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. No principal payments were due on these notes during fiscal 2010.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 28 of 62

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents and Bank Overdrafts from Continuing Operations

For the year ended September 30, 2011, there was a $4.8 million increase in cash from the effect of foreign exchange rate changes. For the years ended September 30, 2010 and 2009, foreign exchange changes caused a decrease of $10.4 and $11.3 million in cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

(in thousands of dollars)	Total commitment	Available at September 30, 2011	Outstanding at September 30, 2011
	$	$	$
Cash and cash equivalents	—	157,761	—
Bank overdraft	—	(75,538)	—
Short-term investments	—	10,166	—
Long-term marketable investments	—	15,309	—
Unsecured committed revolving facilities [1]	1,500,000	622,406	877,594	[2]
Senior U.S. unsecured notes	493,478	493,478	—
Total	1,993,478	1,223,582	877,594	[2]

[1]	Excluding any existing credit facility under non-majority owned entities.
[2]	Consists of drawn portion of $859.3 million and Letters of Credit for $18.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2011, cash and cash equivalents, net of bank overdrafts, short-term and long-term marketable investments were $107.7 million. The amount available under our credit facilities was $622.4 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2011, CGI was in compliance with these covenants.

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with U.S. institutional investors. Please refer to the Private Debt Placement section 2.1.2 for more details. The Company intends to renew the unsecured committed revolving facilities before its maturity.

Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with initial maturities of 90 days or less.

Short-term investments include fixed deposits, term deposits, municipal, provincial and government bills with initial maturities ranging from 91 days to 1 year.

Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated AA or higher.

Total long-term debt decreased by $148.2 million to $1,005.7 million at September 30, 2011, compared with $1,153.9 million at September 30, 2010. The variation is mainly explained by the repayments of the second tranche of U.S. Senior unsecured notes for US$87.0 million and unsecured committed revolving facilities for US$105.0 million. In addition, the Company incurred various obligations repayable in blended monthly instalments for equipment and intangible assets totalling an amount of $44.4 million. The remainder of the decrease is due to an unrealized loss of $4.5 million on foreign exchange translation.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,919.8 million. Total contractual obligations decreased by $270.0 million compared to fiscal 2010, primarily due to paying down our long-term debt and rent payments made in the normal course of our operations.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 29 of 62

Commitment type (in thousands of dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
Long-term debt	938,499	379,595	48,096	16,040	494,768	—
Capital lease obligations	67,182	22,939	31,696	12,013	534	—
Operating leases	—
Rental of office space [1]	773,157	109,729	191,841	164,123	263,713	43,751
Computer equipment	33,613	15,316	15,598	2,699	—	—
Automobiles	9,001	4,342	4,441	218	—	—
Long-term service agreements and other	98,391	48,547	44,644	5,200	—	—
Total contractual obligations	1,919,843	580,468	336,316	200,293	759,015	43,751

[1]	Included in these obligations are $25.3 million of office space leases from past acquisitions.

4.4. FINANCIAL INSTRUMENTS AND HEDGES

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in other comprehensive income (loss).

The Company has the following outstanding hedging instruments:

Hedges on net investments in self-sustaining foreign subsidiaries

•	US$815.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€9.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.

Cash flow hedges on future revenue

•	US$76.7 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$45.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$62.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on Senior U.S. unsecured notes

•	US$20.0 million foreign currency forward contracts.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. During the year ended September 30, 2011, the Company’s hedging instruments were effective.

The Company expects that approximately $4.1 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at September 30, 2011 will be reclassified in net income in the next 12 months.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 30 of 62

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2011	2010	2009
Net debt to capitalization ratio	26.8%	30.6%	n/a
Net debt (cash) (in thousands of dollars)	897,418	1,010,816	(66,034)
Return on equity	19.5%	16.4%	14.2%
Return on invested capital	14.1%	16.3%	14.0%
Days sales outstanding	53	47	39

The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. In fiscal 2010, our long-term debt increased as US$800.0 million was drawn against our credit facilities to fund the acquisition of Stanley. This caused the ratio to increase to 30.6%. During fiscal 2011, we paid down our debt, causing the ratio to decrease to 26.8% as at September 30, 2011.

Return on equity is a measure of the return we are generating for our shareholders. At September 30, 2011, ROE stood at 19.5% compared to 16.4% at the end of September 30, 2010. The main cause of the increase is due to the higher earnings as compared to the year ago period from all our segments, and to a lesser degree, lower acquisition-related and integration costs. Part of the increase in ROE is also due to the repurchase of CGI shares under the NCIB, and the impacts of the fluctuation of foreign exchange rates on the investment values of our international operations.

Return on invested capital was 14.1% as at September 30, 2011, a decrease compared to 16.3% a year ago. The ratio decreased due to an increase in our average invested capital balance due to the debt taken for the financing of the Stanley acquisition.

DSO increased to 53 days from 47 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. Our DSO increased due to the addition of the Stanley operations as its main clientele are government entities as well as the impact from milestone based payments on some projects. At the end of the year, we exceeded our target of 45 days but remain committed to manage our DSO within this target based on past history.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

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

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling approximately $3.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 31 of 62

our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2011, we had committed for a total of $43.2 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2012.

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

As a company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 83% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This includes our members joining from Stanley, who effective January 1, 2011 were eligible to participate in the Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

5.	RELATED PARTY TRANSACTIONS

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 32 of 62

through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30 (in thousands of dollars)	2011	2010	2009
Revenue	80,075	81,760	108,139
Accounts receivable	4,570	681	10,542
Work in progress	1,158	1,076	5,937
Contract costs	3,713	6,210	8,706
Deferred revenue	2,985	1,012	3,351

6.	JOINT VENTURE: SUPPLEMENTARY INFORMATION

The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30 (in thousands of dollars)	2011	2010	2009
Revenue	98,578	91,015	101,964
Net earnings	13,359	11,418	13,412
Current assets	44,287	38,148	37,608
Non-current assets	2,309	2,992	2,998
Current liabilities	17,445	15,609	14,721
Non-current liabilities	994	933	445

7.	FOURTH QUARTER RESULTS

As outlined in section 2.1.3., due to the increased mobility of our workforce and growth of our global delivery centres, a total charge of $45.4 million was taken mainly comprised of provisions on excess real estate, related leasehold improvements and severance costs in the amount of $33.7 million. In addition, through a review of the Company’s business solution portfolio, an impairment charge of $11.7 million was taken on solutions primarily for the financial services market. The following sections incorporate the impacts of the measures taken above.

Average foreign exchange rates

For the three months ended September 30,	2011	2010	Change
U.S. dollar	0.9802	1.0391	-5.7%
Euro	1.3836	1.3441	2.9%
Indian rupee	0.0214	0.0224	-4.5%
British pound	1.5773	1.6117	-2.1%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 33 of 62

7.1. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2011 and 2010. The 2010 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

For the three months ended September 30 (in thousands of dollars except for percentage)	2011	2010	Change
Total CGI Revenue	1,031,565	1,007,056	2.4%
Variation prior to foreign currency impact	5.3%	13.8%
Foreign currency impact	-2.9%	-5.1%
Variation over previous period	2.4%	8.7%
Global Infrastructure Services
Revenue prior to foreign currency impact	173,451	217,041	-20.1%
Foreign currency impact	(1,350)
Global Infrastructure Services revenue	172,101	217,041	-20.7%
Canada
Revenue prior to foreign currency impact	313,058	314,251	-0.4%
Foreign currency impact	(782)
Canada revenue	312,276	314,251	-0.6%
U.S.
Revenue prior to foreign currency impact	521,267	427,760	21.9%
Foreign currency impact	(28,256)
U.S. revenue	493,011	427,760	15.3%
Europe
Revenue prior to foreign currency impact	52,942	48,004	10.3%
Foreign currency impact	1,235
Europe revenue	54,177	48,004	12.9%

For the fourth quarter of 2011, revenue increased by $24.5 million or 2.4%. This is due predominantly to the acquisition of Stanley representing a full quarter of revenue in 2011 versus approximately six weeks in the same period of 2010, partially offset by the expiration of an outsourcing contract during the third quarter of fiscal 2011. Assuming a constant exchange rate between the Canadian dollar and the currencies of our foreign operations, our revenue grew by 5.3% as the weakened U.S. dollar had an unfavourable effect on our revenue, causing a 2.9% decrease. On a constant currency basis, the largest growth in our vertical markets was from government, due mostly to the new clients from the Stanley acquisition.

7.1.1. Global Infrastructure Services

Revenue for GIS was $172.1 million in the fourth quarter of fiscal 2011, a decrease of $44.9 million or 20.7% year-over-year. The decrease is due predominantly to an outsourcing contract in the financial services vertical market that expired in the third quarter of fiscal 2011. The decrease was partially offset by an increase in work volumes from the MRD vertical market.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 34 of 62

7.1.2. Canada

Revenue in Canada was $312.3 million for the three months ended September 30, 2011, a decrease of $2.0 million or 0.6% compared to the same period in the prior year. The decreases came from delays in project start-ups, the expiration of a low margin contract in the government vertical market, and the disposition of our ownership interest in CIA. These decreases were partially offset by an increase in work volumes from clients in our MRD and health vertical markets.

7.1.3. U.S.

For the three months ended September 30, 2011, revenue in the U.S. was $493.0 million, an increase of $65.3 million or 15.3% from the same period in the prior year. On a constant currency basis, revenue increased by $93.5 million or 21.9% due to an unfavourable foreign exchange impact of $28.3 million. Most of the increase in revenue is due to the Stanley acquisition; in the current quarter ended September 30, 2011, a full quarter of Stanley’s revenue is included, whereas only six weeks of Stanley’s revenue was included in the prior year. This increase was partially offset by the completion of projects for our clients in the financial services and government vertical markets while the start-up of new projects experienced delays.

7.1.4. Europe

In the fourth quarter of 2011, Europe revenue increased by $6.2 million or 12.9% to $54.2 million. Increases occurred across most of our geographic markets with particular growth from new and existing clients in the telecommunications & utilities vertical market.

7.2. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30 (in thousands of dollars except for percentage)	2011	2010	Change
Global Infrastructure Services	10,277	31,400	-67.3%
As a percentage of GIS revenue	6.0%	14.5%
Canada	46,830	57,871	-19.1%
As a percentage of Canada revenue	15.0%	18.4%
U.S.	42,607	50,280	-15.3%
As a percentage of U.S. revenue	8.6%	11.8%
Europe	3,058	250	1123.2%
As a percentage of Europe revenue	5.6%	0.5%
Adjusted EBIT	102,772	139,801	-26.5%
Adjusted EBIT margin	10.0%	13.9%

7.2.1. Global Infrastructure Services

Adjusted EBIT in GIS was $10.3 million for the three months ended September 30, 2011, a decrease of $21.1 million from the same period in the prior year. As a percentage of revenue, the margin decreased from 14.5% to 6.0%. The decrease is predominantly from the expiration of an outsourcing contract in the financial services vertical market, creating a

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 35 of 62

temporary excess in capacity. In addition, the segment incurred expenses associated with excess real estate and severances of approximately $6.2 million or $5.3 million more than the same period a year ago.

7.2.2. Canada

Canada adjusted EBIT was $46.8 million in the fourth quarter of 2011, a decrease of $11.0 million or 19.1%. As a percentage of revenue, the margin decreased from 18.4% to 15.0%. The decrease was due to the revenue factors outlined above (see section 7.1.2.) and the expenses associated with the provisions taken for the excess real estate, leasehold improvements write-off and severances in the amount of $18.4 million or $12.1 million more than the same period a year ago. In addition, an impairment charge of $9.6 million was taken on a business solution that was impacted by clients in the financial services vertical market deferring their investment decisions.

7.2.3. U.S.

U.S. adjusted EBIT was $42.6 million, a decrease of $7.7 million compared to the fourth quarter of 2010. As a percentage of revenue, the margin decreased from 11.8% to 8.6%. While growth in the government vertical market helped increase earnings, the impact of unassigned members from the delays in project start-ups for certain clients resulted in an overall decrease of earnings. The uncertainty reigning in the U.S. economy caused the pace of the federal government contract awards to slow down, thereby increasing costs and impacting our U.S. profitability. The acquisition of Stanley with its related amortization for client relationships along with its higher proportion of cost-plus contracts also contributed to the year-over-year margin fluctuation. In addition, the segment incurred charges associated with excess real estate, severances, leasehold improvements write-off and a business solution impairment of approximately $9.6 million. This is $8.4 million more than the amount for the same period a year ago.

7.2.4. Europe

Europe adjusted EBIT was $3.1 million for the fourth quarter of 2011, an increase of $2.8 million compared to the fourth quarter in the prior year. As a percentage of revenue, the margin increased from 0.5% to 5.6%. The increase is attributable to the revenue growth across all vertical markets partially offset by expenses associated with severances in the amount of $1.6 million or $0.6 million more than the same period last year.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 36 of 62

7.3. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	Change
Adjusted EBIT	102,772	139,801	-26.5%
Acquisition-related and integration costs	—	16,655	-100.0%
Interest on long-term debt	4,132	5,206	-20.6%
Interest income	(692)	(649)	6.6%
Other expenses (income)	558	(1,432)	-139.0%
Gain on sale of capital assets	—	(73)	-100.0%
Earnings before income taxes	98,774	120,094	-17.8%
Income tax expense	25,681	36,018	-28.7%
Effective tax rate	26.0%	30.0%
Net earnings	73,093	84,076	-13.1%
Margin	7.1%	8.3%
Earnings attributable to shareholders of CGI Group Inc.	73,093	83,994	-13.0%
Earnings attributable to non-controlling interest	—	82	-100.0%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	261,897,680	274,524,411	-4.6%
Class A subordinate shares and Class B shares (diluted)	271,305,183	281,951,998	-3.8%
Earnings per share (in dollars) [1]
Basic EPS	0.28	0.31	-9.7%
Diluted EPS	0.27	0.30	-10.0%

[1]	EPS amounts are attributable to shareholders of CGI.

Net earnings were $73.1 million for the quarter ended September 30, 2011 compared to $84.1 million in the same period of the prior year. The adjusted EBIT decreased mainly due to the expenses incurred for the Performance Improvement Plan in the amount of $45.4 million. This decrease was partially offset by lower acquisition-related and integration costs in the amount of $16.7 million.

The decrease in weighted average number of shares is due to the buyback of shares under the current NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the current quarter, 3.3 million shares were repurchased and 1.0 million options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 37 of 62

In the fourth quarter of fiscal 2011, the Company accelerated the on-going optimization of its cost structure and incurred a significant amount of charges. This in turn lowered our net earnings by 13.1% despite growth in revenue. As the charges taken in the current quarter are higher than normal, the $45.4 million of provisions on excess real estate, related leasehold improvements write-off, severance costs, and impairment charges are added back to earnings in order to calculate a more meaningful net earnings and margin number. Similar types of charges are added back to the fourth quarter of fiscal 2010 to show a more meaningful comparison. Below is a table showing the year-over-year comparison with the favourable tax adjustments, the impact of acquisition-related and integration costs related to Stanley, the provisions on excess real estate, the related leasehold improvements write-off, the severance costs and the impairment charges removed:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	Change
Earnings before income taxes	98,774	120,094	-17.8%
Add back:
Acquisition-related and integration costs	—	16,655	-100.0%
Severances, excess real estate provisions, leasehold improvement write-offs and impairment charge	45,419	9,336	386.5%
Earnings from continuing operations before income taxes prior to adjustments	144,193	146,085	-1.3%
Income tax expense	25,681	36,018	-28.7%
Add back:
Tax adjustments	—	2,500	-100.0%
Tax deduction on acquisition-related and integration costs, severances, excess real estate provisions and impairment charges	13,717	6,482	111.6%
Income tax expense prior to adjustments	39,398	45,000	-12.4%
Effective tax rate prior to adjustments	27.3%	30.8%
Net earnings prior to adjustments	104,795	101,085	3.7%
Margin	10.2%	10.0%
Earnings per share (in dollars) [1]
Basic EPS	0.40	0.37	8.1%
Diluted EPS	0.39	0.36	8.3%

[1]

EPS amounts are attributable to shareholders of CGI and prior to tax adjustments, acquisition-related and integration costs, severances, excess real estate provisions, leasehold improvement write-offs and impairment charges.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 38 of 62

8.	SUMMARY OF QUARTERLY RESULTS

8.1. KEY PERFORMANCE MEASURES FOR THE PAST EIGHT QUARTERS

As at and for the three months ended	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in thousands of dollars unless otherwise noted)	2011	2011	2011	2010	2010	2010	2010	2009
Growth
Backlog (in millions of dollars)	13,456	12,657	12,553	13,090	13,320	11,358	11,420	11,410
Bookings (in millions of dollars)	1,472	1,442	771	1,191	1,083	838	1,131	1,591
Book-to-bill ratio	143%	139%	68%	106%	108%	93%	124%	174%
Revenue	1,031,565	1,037,913	1,133,071	1,120,688	1,007,056	901,614	910,441	913,006
Year-over-year growth	2.4%	15.1%	24.5%	22.7%	8.7%	-5.1%	-4.0%	-8.7%
Constant currency growth	5.3%	18.0%	27.9%	25.9%	13.8%	0.7%	3.5%	-3.7%
Profitability
Adjusted EBIT	102,772	144,342	156,290	158,549	139,801	128,702	123,963	119,436
Adjusted EBIT margin	10.0%	13.9%	13.8%	14.1%	13.9%	14.3%	13.6%	13.1%
Net earnings	73,093	118,438	116,961	126,574	84,076	85,880	81,591	111,219
Net earnings margin	7.1%	11.4%	10.3%	11.3%	8.3%	9.5%	9.0%	12.2%
Basic EPS (in dollars)	0.28	0.45	0.44	0.47	0.31	0.30	0.28	0.38
Diluted EPS (in dollars)	0.27	0.43	0.42	0.45	0.30	0.30	0.28	0.37
Liquidity
Cash provided by operating activities	192,782	90,076	193,147	95,210	158,473	102,750	125,016	166,128
As a percentage of revenue	18.7%	8.7%	17.0%	8.5%	15.7%	11.4%	13.7%	18.2%
Days sales outstanding	53	52	43	42	47	36	35	30
Capital structure
Net debt to capitalization ratio	26.8%	28.3%	28.7%	30.6%	30.6%	0.2%	n/a	n/a
Net debt (cash)	897,418	913,372	923,144	1,000,982	1,010,816	6,361	(35,280)	(73,049)
Return on equity	19.5%	20.3%	18.9%	17.2%	16.4%	16.1%	15.5%	15.2%
Return on invested capital	14.1%	15.8%	16.0%	15.7%	16.3%	16.9%	16.0%	15.4%
Balance sheet
Cash, cash equivalents, bank overdraft and short-term investments	92,389	28,185	83,851	91,962	141,020	406,475	419,110	346,445
Total assets	4,685,543	4,428,075	4,561,671	4,536,492	4,607,191	3,813,138	3,872,980	3,785,231
Long-term financial liabilities	728,809	1,033,288	1,102,990	1,090,485	1,159,198	387,341	379,227	354,392

8.2. QUARTERLY VARIANCES

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 39 of 62

contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

9.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The audited, consolidated financial statements for the years ended September 30, 2011, 2010, and 2009 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

9.1. CHANGES IN ACCOUNTING POLICIES

On October 1, 2010, the Company elected to early adopt the following accounting guidance:

a)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the CICA in December 2009 which amends the EIC Abstract No. 142 (“EIC-142”), “Revenue Arrangements with Multiple Deliverables”. EIC-175 is equivalent to the U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance, such as Accounting Standards Codification (“ASC”) Topic 985-605 (“ASC 985-605”), “Software – Revenue Recognition”. The new guidance changes the requirements for establishing separate units of accounting in a multiple-deliverable arrangement and requires the allocation of total arrangement consideration to each separate unit of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosure required for multiple-deliverable arrangements.

b)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” the U.S GAAP standard issued by the FASB which amends ASC 985-605. ASU 2009-14 modifies the scope of the software recognition guidance to exclude tangible products that contain both software and non-software deliverables that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows U.S. guidance.

The adoption of the above accounting guidance, which was applied prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements for the year ended September 30, 2011.

9.2. CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 of the September 30, 2011 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 40 of 62

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

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Amortization or impairment	Income taxes
Business combinations	✓			✓
Income taxes	✓				✓
Contingencies and other liabilities	✓		✓
Revenue recognition [1]	✓	✓
Stock-based compensation	✓		✓
Investment tax credits and government programs	✓		✓
Impairment of long-lived assets and goodwill	✓			✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to net identifiable assets and liabilities assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.

When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 41 of 62

Contingencies and other liabilities

The Company accrues for costs and other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

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

The Company accrues lease provisions which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. Key assumptions include the discount rate and the estimate of potential revenues from the subleasing of vacated premises.

Revenue recognition

CGI provides services containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion which requires estimates of revenue and costs over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine how estimated contract revenue is allocated to each element based on fair values or selling prices. Revenue is then recognized for each element as for single-element contracts.

Revenue from system benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 42 of 62

tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets and goodwill

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of business solutions and contract costs, the Company must estimate future revenue, costs and future cash inflows and outflows. The undiscounted estimated cash flows are projected over its remaining life and compared to the carrying amount.

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our four operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge.

9.3. INTERNATIONAL FINANCIAL REPORTING STANDARDS

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

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases:

PHASE	STATUS	DETAILS
Phase 1 Diagnostic	Completed

•      Completed a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption; and

•      Assessed these differences and their impact on the financial statements, business processes and/or IT systems in order to determine the scope of the project.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 43 of 62

PHASE	STATUS	DETAILS
Phase 2 Detailed Impact Assessment	Completed

•      Completed a detailed impact assessment of differences between Canadian GAAP and IFRS;

•      Documented the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts; and

•      Further assessed impacts on our other key elements such as information technology changes, education and training requirements, impacts on business activities, integrity of internal control over financial reporting and disclosure controls and procedures.

Phase 3 & 4 Design & Implementation	Completed

•      Adjusted or redesigned the appropriate systems and business processes;

•      Updated and developed accounting policies, disclosure controls and procedures and internal controls over financial reporting;

•      Prepared our opening balance sheet;

•      Conducted an engagement with our external auditors addressing the opening financial position upon conversion;

•      Conducting an engagement with our external auditors addressing the parallel comparative year financial statements (fiscal 2011);

•      Continuing education and training in areas that will have the most significant impact on our operations; and

•      Monitoring the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date.

We have a project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are being provided to the Audit and Risk Management Committee.

In order to establish IFRS financial reporting expertise at all levels, our Company established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We also provided our Board of Directors with a briefing in November 2010.

IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain mandatory exceptions and optional exemptions are available. The significant optional exemptions that we expect to apply are described within the relevant notes below, along with the opening balance sheet impact.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 44 of 62

The Company has assessed the impact of IFRS on its opening balance sheet. Below is the preliminary opening balance sheet of the Company as at October 1, 2010 (“Transition Date”). The original published balance sheet prepared under Canadian GAAP is presented, followed by the IFRS adjustments in the next column which are further explained in the corresponding notes. The IFRS column is the balance sheet we expect to present in our first financial statements prepared under IFRS for the three-month period ending December 31, 2011 (first quarter of fiscal 2012). The opening consolidated IFRS balance sheet may differ significantly from this internal opening consolidated balance sheet due to changes in financial reporting requirements arising from new or revised standards issued by the International Accounting Standards Board (“IASB”), interpretations issued by the International Financial Reporting Interpretations Committee or other items identified through the first quarter of 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 45 of 62

Based on our initial assessment, we do not believe there will be any significant additional differences on adoption of IFRS from Canadian GAAP.

PRELIMINARY OPENING CONSOLIDATED BALANCE SHEET

As at October 1, 2010

(in thousands of Canadian dollars)	Canadian GAAP $	Adjustments (see notes below) $		IFRS $
Assets
Current assets
Cash and cash equivalents	127,824	R	(19,295)	108,529
Short-term investments	13,196		—	13,196
Accounts receivable	423,926	R, V	2,315	426,241
Work in progress	358,984	R	(1,318)	357,666
Prepaid expenses and other current assets	76,844	R	(7,646)	69,198
Income taxes	7,169		—	7,169
Future income taxes	16,509	U	(16,509)	—

Total current assets before funds held for clients	1,024,452		(42,453)	981,999
Funds held for clients	248,695		—	248,695

Total current assets	1,273,147		(42,453)	1,230,694
Property, plant and equipment	238,024	D, R	(1,392)	236,632
Contract costs	—	I, K, R, V	133,109	133,109
Intangible assets	516,754	H, K, R, V	(147,185)	369,569
Other long-term assets	42,261	R	(638)	41,623
Deferred tax assets	11,592	D, K, R, U	11,296	22,888
Investment in joint venture	—	C, R	22,814	22,814
Goodwill	2,525,413		—	2,525,413

	4,607,191		(24,449)	4,582,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	L, R, T	(6,575)	297,801
Accrued compensation	191,486	R	(5,835)	185,651
Deferred revenue	145,793	R	(2,491)	143,302
Income taxes	86,877	R	(1,343)	85,534
Provisions	—	T	10,998	10,998
Future income taxes	26,423	U	(26,423)	—
Current portion of long-term debt	114,577		—	114,577

Total current liabilities before clients’ funds obligations	869,532		(31,669)	837,863
Clients’ funds obligations	248,695		—	248,695

Total current liabilities	1,118,227		(31,669)	1,086,558
Deferred tax liabilities	170,683	C, D, H, I, K, R, U	18,177	188,860
Long-term provisions	—	D, T	9,266	9,266
Long-term debt	1,039,299		—	1,039,299
Other long-term liabilities	119,899	C, K, R, T	(10,908)	108,991

	2,448,108		(15,134)	2,432,974

Equity
Attributable to shareholders of CGI Group Inc.
Retained earnings	1,196,386	B, C, D, H, I, J, K, L	(350,562)	845,824
Accumulated other comprehensive income (loss)	(321,746)	B	336,215	14,469
Capital stock	1,195,069		—	1,195,069
Contributed surplus	82,922	J, K	11,484	94,406

Attributable to shareholders of CGI Group Inc.	2,152,631		(2,863)	2,149,768
Attributable to non-controlling interest	6,452	L	(6,452)	—

	2,159,083		(9,315)	2,149,768

	4,607,191		(24,449)	4,582,742

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 46 of 62

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS. Exemptions that were not elected, not applicable or not considered material to the Company are not included in the discussion.

A.	Business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (as revised in 2008), retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3. As a result, there is no adjustment in the opening balance sheet related to business combinations entered into prior to the Transition Date. IFRS 3 will be applied to business combinations entered into subsequently. Additionally, due to the Company’s election to apply IFRS 3 prospectively, International Accounting Standards (“IAS”) 27, “Consolidated and Separate Financial Statements”, will also be applied prospectively.

B.	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative foreign currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary was formed or acquired to the Transition Date. IFRS 1 permits cumulative foreign translation gains and losses to be reset to zero at the Transition Date. The Company elected to apply this exemption and as such reversed the balance of $413.0 million within “net unrealized losses on translating financial statements of self-sustaining foreign operations” and $76.8 million within “net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations” included in accumulated other comprehensive loss. The net loss of $336.2 million was recognized as a decrease to accumulated other comprehensive loss with a corresponding decrease to retained earnings.

C.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at Transition Date. The Company elected to apply this exemption. As a result, other long-term liabilities decreased by $0.8 million. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million. Additionally, the Company’s joint venture, which is accounted for under the equity method as noted in section (R), applied the same exemption. As a result, the investment in the joint venture decreased by $1.8 million with a corresponding decrease in retained earnings.

D.	Decomissioning liabilities included in the cost of property, plant and equipment

IFRS 1 allows a first-time adopter to use a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability and as a result, property, plant and equipment decreased by $0.7 million and long-term provisions increased by $0.6 million. After a related decrease to deferred income tax liabilities of $0.2 million and an increase to deferred income tax assets of $0.2 million, retained earnings decreased by $0.9 million.

E.	Borrowing costs

IFRS 1 allows the Company to choose the effective date of IAS 23, “Borrowing Costs”. The Company elected to apply IAS 23 as of the Transition Date and as such will capitalize borrowing costs for qualifying assets for which construction commences on or after the Transition Date.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 47 of 62

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

F.	Hedge accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial Instruments: Recognition and Measurement”, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. The application of this mandatory exception did not result in any adjustments upon IFRS conversion.

G.	Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Set forth below are discussions of differences between IFRS and Canadian GAAP.

H.	Reversal of intangible asset impairment

As opposed to current GAAP, impairments under IFRS are conducted in one step using discount rates that are asset specific. In addition, when determining future cash flows associated with an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reversed. Under Canadian GAAP, the reversal of impairment losses is prohibited. Upon adoption of IFRS, the Company reversed an impairment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, intangible assets increased by $0.8 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million.

I.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable and, in accordance with IAS 11, did not require a provision for loss. As a result, contract costs increased by $2.1 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.8 million, retained earnings increased by $1.3 million.

J.	Share-based payment

With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP, but reconciles to the graded vesting method for U.S. GAAP purposes. Under IFRS 1, CGI has chosen to not apply IFRS retroactively on transition to vested options and will only retroactively apply IFRS to unvested options. As a result of the difference of accounting for each grant of graded share-based awards, contributed surplus increased by $8.1 million as of the Transition Date with a corresponding decrease to retained earnings.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 48 of 62

K.	Income taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination is adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, the Company decreased deferred tax liabilities by $3.4 million, intangible assets by $2.9 million, contract costs by $0.5 million and deferred tax assets by $5.0 million with a corresponding decrease to other long-term liabilities of $0.9 million and retained earnings of $4.1 million.

Share-based payment

Under Canadian GAAP, a deferred tax asset is recognized on the difference between the accounting expense and the tax deduction relating to a share-based payment. Under IFRS, the deferred tax asset recognized in relation to the share-based payment is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award were tax deductible in the current period based on the current market price of the shares. If the tax deduction or future tax deduction estimated exceeds the related cumulative share-based payment expense, the excess associated current and deferred tax is recognized in contributed surplus. As a result, deferred tax liabilities decreased by $5.5 million and retained earnings increased by $2.1 million while contributed surplus increased by $3.4 million.

L.	Commitment to purchase outstanding shares of non-controlling interest

As at April 4, 2011, this commitment to purchase the remaining shares of CIA no longer exists. However, IFRS requires the restatement of all comparative financial statements and therefore, the impact of IFRS will have to be assessed for the period before CGI sold its interest in CIA. Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of CIA is disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, accounts payable and accrued liabilities increased by $10.4 million. The equity attributable to non-controlling interest of $6.5 million was eliminated and retained earnings decreased by the remaining balance of $3.9 million.

M.	Property, plant and equipment

We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at the Transition Date and annually thereafter if there are triggering events.

N.	Leases

Unlike Canadian GAAP, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification differences. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. This difference does not result in a material difference in the value of our finance leases. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases as well as all expected payments being recognized on the balance sheet. This adoption could have a material impact to our balance sheet. It has recently been announced that a revised exposure draft will be issued at the beginning of calendar 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 49 of 62

O.	Consolidation

Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, non-controlling interest is initially recognized at fair value as opposed to carrying value under current GAAP. In fiscal 2010, we elected for the early adoption of Sections 1601, “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, IAS 27, “Consolidated and Separate Financial Statements”.

P.	Intangibles

Other than the adjustments noted in sections (I) and (V), IAS 38, “Intangible Assets”, is similar to CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which was adopted by the Company during fiscal 2009.

Q.	Government grants

IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”, permits the same accounting treatment as current GAAP for investment tax credits.

R.	Joint ventures

Under Canadian GAAP, the Company accounts for its joint venture in Innovapost under the proportionate consolidation method. Under IAS 31, “Interests in Joint Ventures” (“IAS 31”), companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. During the quarter ended June 30, 2011, IFRS 11, “Joint Arrangements” (“IFRS 11”), was issued and is effective for annual periods beginning January 1, 2013, with early adoption permitted. This new standard focuses on the rights and obligations of the arrangement rather than the legal form. Under the new standard, joint ventures must be accounted for using the equity method when the parties have rights to the net assets of the arrangement. Due to the fact that there is a choice available in the accounting method for a joint venture under IAS 31 and that the equity method will be required under IFRS 11, the Company has elected to account for its investment in Innovapost under the equity method as of the Transition Date.

In the MD&A for the quarter ended June 30, 2011, the preliminary opening consolidated balance sheet included the joint venture accounted for using the proportionate consolidation method. As a result of the subsequent decision to adopt the equity method, the effect of proportionate consolidation has been removed from the balance sheet and the joint venture has been accounted for as an equity investment as of the Transition Date as follows:

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 50 of 62

(in thousands of Canadian dollars)	Adjustment for Joint Venture $
Assets
Current assets
Cash and cash equivalents	(19,295)
Short-term investments	—
Accounts receivable	(9,527)
Work in progress	(1,318)
Prepaid expenses and other current assets	(7,646)
Income taxes	—
Future income taxes	—

Total current assets before funds held for clients	(37,786)
Funds held for clients	—

Total current assets	(37,786)
Property, plant and equipment	(669)
Contract costs	(478)
Intangible assets	(1,207)
Other long-term assets	(638)
Deferred tax assets	(362)
Investment in joint venture	24,598
Goodwill	—

(16,542)

Liabilities
Current liabilities
Accounts payable and accrued liabilities	(5,940)
Accrued compensation	(5,835)
Deferred revenue	(2,491)
Income taxes	(1,343)
Provisions	—
Future income taxes	—
Current portion of long-term debt	—

Total current liabilities before clients’ funds obligations	(15,609)
Clients’ funds obligations	—

Total current liabilities	(15,609)
Deferred tax liabilities	(404)
Long-term provisions	—
Long-term debt	—
Other long-term liabilities	(529)

(16,542)

Additionally, as a result of accounting for the investment under the equity method, the consolidated statement of earnings and consolidated statement of cash flows will be amended.

S.	Revenue recognition

The revenue recognition guidance under IAS 11 as well as IAS 18, “Revenue”, is not as specific as many standards under Canadian and U.S. GAAP. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the differences upon conversion to IFRS using standards in place today.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 51 of 62

Under Canadian GAAP, the allocation of the consideration for arrangements that fall under ASC 985-605 is done based on VSOE of fair value. VSOE of fair value is established through internal evidence of prices charged for each revenue item when that item is sold separately. Under IFRS, the total arrangement value is allocated based on relative selling price. Relative selling price will maximize the use of observable inputs, or the Company’s best estimate of selling price. In addition, under Canadian GAAP, the residual method can be used as an allocation method when there is objective and reliable evidence of the fair value(s) of the undelivered item(s) but no such evidence of the delivered item(s). Under IFRS, the residual method will no longer be an appropriate method and the allocation of the consideration needs to be done based on the relative selling price. With the adoption of EIC 175 on October 1, 2010, these differences do not exist for arrangements that fall under this new guidance.

Currently, under ASC 985-605, software arrangements for the sale of software licenses with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component (i.e., it has value to a client on a stand-alone basis).

Under IFRS, revenue from arrangements with extended payment terms can be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria for these arrangements are more restrictive and often revenue needs to be recognized on a cash basis.

Under IFRS, when payment from a client is due either significantly before or after the transfer of goods or services, the amount of revenue is adjusted to reflect the time value of money, if deemed material.

Canadian GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and recognized based on contractual prices within an acceptable threshold based on demonstrated fair values.

Currently, under GAAP, revenue is limited to the amount not contingent on future performance obligations. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.

A revised exposure draft is expected to be issued by the IASB and the Financial Accounting Standards Board on revenue recognition by the end of calendar 2011. The standards are not expected to be in place until the Fall of 2012.

Presentation Reclassifications

T.	Provisions

IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, requires a provision to be recognized when an entity has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. The thresholds for recognition of provisions are lower under IFRS than under Canadian GAAP.

Under Canadian GAAP, provision for decommissioning liabilities, onerous leases and legal claims were presented within accounts payable and accrued liabilities or other long-term liabilities. Under IFRS, provisions require separate line disclosure on the face of the balance sheet according to their short-term or long-term classification. As a result, an amount of $11.0 million was reclassified from accounts payable and accrued liabilities into short-term provisions and an amount of $8.7 million was reclassified from other long-term liabilities to long-term provisions.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 52 of 62

U.	Tax reclassification

Under Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either the underlying asset or liability or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets are classified as non-current. As a result, the short-term portion of future income tax assets of $16.5 million was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $26.4 million was reclassified to deferred income tax liabilities.

V.	Contract costs

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, transition costs and incentives provided in the form of cash or equity instruments are presented separately as contract costs and incentives provided in the form of discounts are presented within accounts receivable. As a result, $97.4 million of transition costs and $34.6 million of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $11.8 million was reclassified from intangible assets to accounts receivable.

Presentation

The presentation section is addressed through individual IAS, most of which do not have significant differences from current GAAP. However, certain sections will require additional disclosure within the notes to the financial statements. Examples include property, plant and equipment, intangible assets, costs of services, selling and administrative expenses, income taxes, goodwill and provisions. In certain cases, there will be a shift of information between the notes and the face of the financial statements.

Under IFRS, it will be mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.

With respect to our reportable segment disclosure under IFRS 8, “Operating Segments”, we do not see any significant differences from our current presentation.

Further to the above assessment of the impact of transitioning to IFRS on the opening balance sheet and on certain presentation items, below is a summary of the expected impact on our internal control and information systems.

KEY ACTIVITIES	EXPECTED CHANGES
Information technology and data systems	No material system impact

The Company did not identify any material system impact in our conversion to IFRS. The Company has completed dual-recordkeeping for the first three quarters of fiscal 2011 and is in the process of finalizing the fourth quarter of fiscal 2011. Effective October 1, 2011, only IFRS recordkeeping will be in use.

Internal controls over financial reporting	No impact

The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention was given to the effectiveness of controls during our transition year.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 53 of 62

KEY ACTIVITIES	EXPECTED CHANGES
Disclosure controls and procedures	Implemented

The Company designed appropriate procedures and controls to ensure additional information can be gathered and reported upon. Documentation was amended in all areas and processes were developed for the production and communication of asset or liability specific discount rates.

As communicated earlier, our financial statement note disclosures will be expanded. The working team also produced a draft of our first set of interim consolidated financial statements under IFRS. In these statements, additional annual disclosures that would have been presented in the September 30, 2011 consolidated financial statements if prepared under IFRS will be included. Information that is not considered material to the understanding of the Company’s interim financial information will not be included.

Business processes	Implemented

Over the past few months, training has been targeted to our employees based in the operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.

We have assessed the implications of IFRS on our debt covenants and did not encounter any impacts that would cause debt covenants to be breached.

Processes were developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we have assessed the impacts on the Company’s incentive programs.

10.	INTEGRITY OF DISCLOSURE

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 54 of 62

September 30, 2011. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2011. Please refer to page 33 of this MD&A for supplementary financial information about Innovapost.

11.	RISK ENVIRONMENT

11.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

11.1.1. Risks Related to the Market

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

11.1.2. Risks Related to our Industry

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 55 of 62

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 56 of 62

protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

11.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions or smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. For example, clients are increasingly demanding extended terms of payment, often stretching more than a year. These, and other factors, make it difficult to predict financial results for any given period.

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

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 57 of 62

Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 58 of 62

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 59 of 62

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

Government business risk

Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although Canadian GAAP considers a national government and its agencies as a single client, our client base in the government economic sector is in fact diversified with contracts from many different departments and agencies in the U.S., Canada and Europe; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 60 of 62

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

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 61 of 62

11.2. LEGAL PROCEEDINGS

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

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 62 of 62
***

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2011 and 2010

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
November 9, 2011

CGI GROUP INC

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

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2011. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company’s 2011 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2011, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2011, has been audited by the Company’s independent auditors, as stated in their report appearing on page 4.

(signed)	(signed)

Michael E. Roach	R. David Anderson
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 9, 2011

CGI GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as at September 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of its interest in a joint venture, which is included in the 2011 consolidated financial statements of the Company, and constituted approximately 1% of total assets as of September 30, 2011 and approximately 2% of revenue for the year then ended.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011 based on the COSO criteria.

4

CGI GROUP INC

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2011, and our report dated November 9, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants

Montréal, Canada
November 9, 2011

1.	Chartered accountant auditor permit No. 15859

CGI GROUP INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as at September 30, 2011 and 2010, and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the two-year period ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2011 in accordance with Canadian generally accepted accounting principles.

CGI GROUP INC

Emphasis of matter

As explained in note 2(a) to the consolidated financial statements, the Company adopted the requirements of the Emerging Issues Committee Abstract No. 175, Revenue Arrangements with Multiple Deliverables effective October 1, 2010. As explained in note 29, the Company also adopted the Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements issued by Financial Accounting Standards Board and ASU No. 2009-14, Certain Revenue Arrangements that Include Software Elements, effective October 1, 2010.

As explained in note 2(b) to the consolidated financial statements, in 2010 the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, Section 1602, Non-Controlling Interests, and amendments to Section 3862, Financial Instruments–Disclosures. As explained in note 29, in 2010 the Company adopted the requirements of the Financial Accounting Standards Board’s ASC Topic 805, Business Combinations.

Other matter

The consolidated financial statements of the Company for the year ended September 30, 2009, were audited by other auditors whose report dated November 8, 2009, expressed an unqualified opinion on those statements, prior to the adjustments described in note 2(b), note 23, and note 29 to these financial statements that were applied to restate the 2009 financial statements.

We also audited the adjustments that were applied to restate the 2009 consolidated financial statements for the changes described in note 2(b), note 23, and note 29 to these financial statements. In our opinion such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2009 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2009 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP
Chartered Accountants

Montréal, Canada
November 9, 2011

1.	Chartered accountant auditor permit No. 15859

CGI GROUP INC

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting policies discussed in Note 2(b), Note 23 and Note 29 to the consolidated financial statements, the consolidated statements of earnings, comprehensive income, retained earnings and cash flows of CGI Group Inc. and subsidiaries (the “Company”) for the year ended September 30, 2009 (the 2009 consolidated financial statements before the effects of the adjustments discussed in Note 2(b), Note 23 and Note 29 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting policies discussed in Note 2(b), Note 23 and Note 29 to the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of CGI Group Inc. and subsidiaries for the year ended September 30, 2009, in accordance with Canadian generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting policy discussed in Note 2(b), Note 23 and Note 29 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

(signed)1

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Montréal, Canada

November 8, 2009

1 Chartered accountant auditor permit No. 17046

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30 (in thousands of Canadian dollars, except share data)	2011	2010	2009
	$	$	$
Revenue	4,323,237	3,732,117	3,825,161

Operating expenses
Costs of services, selling and administrative (Note 18)	3,553,192	3,025,823	3,170,406
Amortization (Note 15)	211,372	195,308	195,761
Acquisition-related and integration costs (Note 19d)	3,675	20,883	—
Interest on long-term debt	19,395	17,123	18,960
Interest income	(3,759)	(2,419)	(2,908)
Other (income) expenses	(3,917)	(952)	3,569
Foreign exchange gain	(3,279)	(916)	(1,747)
Gain on sale of capital assets	—	(469)	—

	3,776,679	3,254,381	3,384,041

Earnings from continuing operations before income taxes	546,558	477,736	441,120
Income tax expense (Note 17)	111,493	114,970	125,223

Earnings from continuing operations	435,065	362,766	315,897
Earnings from discontinued operations, net of income taxes (Note 20)	—	—	1,308

Net earnings	435,065	362,766	317,205

Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	434,809	362,386	315,158
Earnings from discontinued operations	—	—	1,308

Net earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466

Non-controlling interest
Net earnings attributable to non-controlling interest	256	380	739

Net earnings	435,065	362,766	317,205

Basic earnings per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 14)	1.64	1.27	1.03
Discontinued operations	—	—	—

	1.64	1.27	1.03

Diluted earnings per share attributable to shareholders of CGI Group Inc.
Continuing operations (Note 14)	1.58	1.24	1.02
Discontinued operations	—	—	—

	1.58	1.24	1.02

See Notes to the consolidated financial statements.

CGI GROUP INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Net earnings	435,065	362,766	317,205

Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	11,716	(53,598)	6,249
Net unrealized (losses) gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	(4,695)	15,806	15,739
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(9,197)	2,036	13,446
Net unrealized gains on investments available for sale (net of income taxes)	2,352	—	—

Other comprehensive income (loss) (Note 16)	176	(35,756)	35,434

Comprehensive income	435,241	327,010	352,639

Attributable to:
Shareholders of CGI Group Inc.	434,985	326,630	351,900
Non-controlling interest	256	380	739

See Notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Retained earnings, beginning of year	1,196,386	1,182,237	921,380
Net earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 12)	(225,019)	(347,940)	(55,609)
Change in subsidiary investment (Note 19b)	(811)	(297)	—

Retained earnings, end of year	1,405,365	1,196,386	1,182,237

See Notes to the consolidated financial statements.

CGI GROUP INC

CONSOLIDATED BALANCE SHEETS

As at September 30 (in thousands of Canadian dollars)	2011	2010
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	157,761	127,824
Short-term investments	10,166	13,196
Accounts receivable (Note 4)	494,755	423,926
Work in progress	400,203	358,984
Prepaid expenses and other current assets	104,170	76,844
Income taxes	4,252	7,169
Future income taxes (Note 17)	3,522	16,509

Total current assets before funds held for clients	1,174,829	1,024,452
Funds held for clients (Note 5)	247,622	248,695

Total current assets	1,422,451	1,273,147
Capital assets (Note 6)	251,668	238,024
Intangible assets (Note 7)	407,887	516,754
Other long-term assets (Note 8)	55,914	42,261
Future income taxes (Note 17)	11,601	11,592
Goodwill (Note 9)	2,536,022	2,525,413

	4,685,543	4,607,191

Liabilities
Current liabilities
Bank overdraft (Note 3)	75,538	—
Accounts payable and accrued liabilities	321,745	304,376
Accrued compensation	189,969	191,486
Deferred revenue	154,813	145,793
Income taxes	53,841	86,877
Future income taxes (Note 17)	20,389	26,423
Current portion of long-term debt (Note 11)	402,534	114,577

Total current liabilities before clients’ funds obligations	1,218,829	869,532
Clients’ funds obligations	244,660	248,695

Total current liabilities	1,463,489	1,118,227
Future income taxes (Note 17)	146,889	170,683
Long-term debt (Note 11)	603,147	1,039,299
Other long-term liabilities (Note 10)	125,662	119,899

	2,339,187	2,448,108

Commitments, contingencies and guarantees (Note 26)
Shareholders’ equity
Retained earnings	1,405,365	1,196,386
Accumulated other comprehensive loss (Note 16)	(321,570)	(321,746)

	1,083,795	874,640
Capital stock (Note 12)	1,178,559	1,195,069
Contributed surplus (Note 13c)	84,002	82,922

Equity attributable to shareholders of CGI Group Inc.	2,346,356	2,152,631
Equity attributable to non-controlling interest	—	6,452

	2,346,356	2,159,083

	4,685,543	4,607,191

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)

	Michael E. Roach	Serge Godin
	Director	Director

CGI GROUP INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30 (in thousands of Canadian dollars)	2011	2010	2009
	$	$	$
Operating activities
Earnings from continuing operations	435,065	362,766	315,897
Adjustments for:
Amortization (Note 15)	229,925	219,740	218,087
Future income taxes (Note 17)	(15,886)	(21,417)	29,300
Foreign exchange (gain) loss	(950)	(828)	723
Stock-based compensation	15,421	15,517	8,617
Gain on sale of capital assets	—	(469)	—
Net change in non-cash working capital items (Note 22a)	(92,360)	(22,942)	57,620

Cash provided by continuing operating activities	571,215	552,367	630,244

Investing activities
Net change in short-term investments	1,984	(12,940)	—
Business acquisitions (net of cash acquired)	(618)	(899,564)	(997)
Proceeds from sale of assets and businesses (net of cash disposed)	4,104	4,100	4,991
Purchase of capital assets	(65,255)	(47,684)	(69,212)
Proceeds from disposal of capital assets	—	896	—
Additions to intangible assets	(55,983)	(69,722)	(62,367)
Purchase of long-term investments	(14,204)	—	—

Cash used in continuing investing activities	(129,972)	(1,024,914)	(127,585)

Financing activities
Net change in credit facilities	(104,278)	856,710	(12,811)
Repayment of long-term debt	(129,741)	(125,168)	(117,752)
Proceeds on settlement of forward contracts (Note 11)	(1,275)	—	18,318
Purchase of Class A subordinate shares held in trust (Note 12)	(2,566)	—	—
Repurchase of Class A subordinate shares (including share repurchase costs) (Note 12)	(305,028)	(516,699)	(101,698)
Issuance of shares	52,091	53,039	16,141
Change in subsidiary investment (Note 19b)	(811)	(571)	(425)

Cash (used in) provided by continuing financing activities	(491,608)	267,311	(198,227)

Effect of foreign exchange rate changes on cash and cash equivalents and bank overdraft from continuing operations	4,764	(10,367)	(11,300)

Net (decrease) increase in cash and cash equivalents net of bank overdraft from continuing operations	(45,601)	(215,603)	293,132
Cash and cash equivalents net of bank overdraft provided by discontinued operations (Note 20)	—	—	161
Cash and cash equivalents net of bank overdraft, beginning of year	127,824	343,427	50,134

Cash and cash equivalents net of bank overdraft, end of year (Note 3)	82,223	127,824	343,427

Supplementary cash flow information (Note 22)

See Notes to the consolidated financial statements.

CGI GROUP INC

Note 1	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include management of IT and business processes (“outsourcing”), systems integration and consulting including sale of software licenses.

Note 2	Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). A reconciliation between Canadian GAAP and U.S. GAAP can be found in Note 29. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2011.

CHANGES IN ACCOUNTING POLICIES

a) Revenue recognition

On October 1, 2010, the Company elected to early adopt the following accounting guidance:

i)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is equivalent to the U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance, such as Accounting Standards Codification (“ASC”) Topic 985-605 (“ASC 985-605”), “Software – Revenue Recognition”. The new guidance changes the requirements for establishing separate units of accounting in a multiple-deliverable arrangement and requires the allocation of total arrangement consideration to each separate unit of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using vendor-specific objective evidence (“VSOE”) of selling price, if available; otherwise third-party evidence (“TPE”) of selling price or best estimate of selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosure required for multiple-deliverable arrangements.

ii)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements”, the U.S. GAAP standard issued by the FASB which amends ASC 985-605. ASU 2009-14 modifies the scope of the software recognition guidance to exclude tangible products that contain both software and non-software deliverables that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows U.S. guidance.

The adoption of the above accounting guidance, which was applied prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements. There were no significant changes to the Company’s units of accounting within its multiple-deliverable arrangements, how the Company allocates the total arrangement consideration and the pattern or timing of revenue recognition as a result of the adoption of this accounting guidance.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

b) Business combinations

On October 1, 2009, the Company elected to early adopt the following Handbook Sections issued by the CICA:

i)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as a liability are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.

ii)	Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders’ equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively (starting October 1, 2009), with the exception of the presentation requirements for non-controlling interest, which must be applied retrospectively and was reflected in the 2010 consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, purchase price allocation of business combinations, income taxes, contingencies and other liabilities, revenue recognition, stock based compensation, investment tax credits and government programs, the impairment of long-lived assets and goodwill.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following basic recognition criteria are met: persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectability is reasonably assured.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Multiple-deliverable arrangements

The Company enters into multiple-deliverable arrangements, which may include a combination of IT services and BPS. The guidance below is applied to determine how to separate multiple-deliverable arrangements into separate units of accounting and to allocate the total arrangement consideration among those separate units of accounting.

a) Non-software deliverables

Arrangements entered into or materially modified on or after October 1, 2010 are subject to EIC-175 adopted by the Company at the beginning of fiscal year 2011 as described in “Changes in Accounting Policies”. Under the new guidance, the total arrangement consideration is allocated to each separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; and 2) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, the total arrangement consideration is allocated among the separate units of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using VSOE of selling price if available, otherwise TPE of selling price or ESP if neither VSOE nor TPE of selling price is available. VSOE of selling

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

price is established using the price charged for a deliverable when sold separately by the Company. TPE of selling price is established using the vendor’s or competitors’ prices for similar deliverables. ESP is the price at which the Company would offer the service if the deliverable were sold regularly on a stand-alone basis. ESP is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and gross margins.

For arrangements that were in place as of, and were not materially modified after, September 30, 2010, the previous guidance remains effective. Under the previous guidance, if an arrangement involved the provision of multiple-deliverables, the total arrangement value was allocated to each separate units of accounting when: 1) the delivered item had value to the client on a stand-alone basis; 2) there was objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item was considered probable and substantially in the control of the Company. If these criteria were met, then the total arrangement consideration was allocated among the separate units of accounting based on their relative fair values. Fair value was established based on VSOE or TPE of fair value as described above. In the absence of the fair value for the delivered item, the residual method was allowed to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered items was the total arrangement consideration less the aggregate VSOE or TPE of fair value of any undelivered items.

b) Software deliverables

The arrangements involving software deliverables may include more than one software deliverable, such as the sale of software licenses, the provision of systems integration and consulting services related to software licenses and the provision of post-contract customer support. The total arrangement consideration is allocated to each separate unit of accounting if: 1) the undelivered items are not essential to the functionality of a delivered item; and 2) there is objective and reliable evidence of the fair value of the undelivered items. If these criteria are met, the total arrangement consideration is allocated among the separate units of accounting based on their relative fair values or residual method if fair value for all undelivered items is available, but not for the delivered item. Fair value is established based on VSOE of fair value as described above.

c) Both software and non-software deliverables

In arrangements that include a combination of software and non-software deliverables, the Company first allocates the total arrangement consideration to the software group of deliverables as a whole and to each of the non-software deliverables based on their relative selling prices. The Company then further allocates consideration within the software group to the respective deliverables within that group following the guidance described in “b) Software deliverables”.

Most of the deliverables within the Company’s multiple-deliverable arrangements qualify as separate units of accounting. A deliverable that does not qualify as a separate unit of accounting is combined into one unit of accounting and the appropriate revenue recognition method is applied.

Once the Company has determined the separate units of accounting within an arrangement and the allocation of total arrangement consideration to each separate unit of accounting, revenue is recognized as described below.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Outsourcing

Revenue from outsourcing arrangements under time and materials and unit-priced arrangements are generally recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the arrangement or based on the contractually stated price.

Revenue from outsourcing arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and arrangements involving software deliverables where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the consolidated statement of earnings in the period in which the facts that gave rise to the revision become known.

Software licenses and post-contract customer support

Revenue from software licenses is recognized upon delivery when the software licenses qualify as a separate unit of accounting and the basic recognition criteria are met.

Revenue from post-contract customer support services for software licenses sold and implemented is recognized ratably over the term of the arrangement.

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

SHORT-TERM INVESTMENTS

Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The funds held for clients’ includes short-term and long-term bonds, and cash. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the balance sheet date.

CAPITAL ASSETS

Capital assets, including those under capital leases, are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

INTANGIBLE ASSETS

Contract costs

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

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

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client’s applications to the Company’s platforms. These costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Other intangible assets

Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred compensation plan assets, long-term investments, forward contracts, long-term maintenance agreements, investments in direct financing leases and deferred financing fees. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the acquisition method. Under this method the cost of an acquisition is measured as the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values. Subsequent changes in fair values are adjusted against the cost of acquisition when they qualify as measurement period adjustments. All other subsequent changes are recognized in net earnings.

For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

Goodwill for each reporting unit is assessed for impairment at least annually or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the carrying amount of the reporting unit exceeds its fair value and is determined as the difference between the goodwill’s carrying amount and its implied fair value.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (“PSUs”).

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

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the consolidated statement of comprehensive income.

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

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

STOCK-BASED COMPENSATION

The Company uses the fair value based method to account for stock options and PSUs awarded under their respective plans. The fair value of stock options and PSUs is recognized as compensation costs in earnings with a corresponding credit to contributed surplus on a straight line basis over the vesting period of the entire award. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock

FINANCIAL INSTRUMENTS

All financial assets designated as held-to-maturity or loans and receivables, as well as financial liabilities designated as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities designated as held for trading are measured at their fair values and gains and losses related to periodic revaluations are recorded in the consolidated statement of earnings. All financial assets designated as available for sale are measured at their fair value and any unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income (loss) in the consolidated statement of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statement of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

The Company has categorized its financial instruments as follows:

Held for trading

Cash and cash equivalents, short-term investments (other than those included in funds held for clients), derivatives (unless they qualify for hedge accounting, refer to “Hedging Transactions”) and bank overdraft are classified as held for trading. Deferred compensation plan assets were designated as held for trading upon initial recognition as this reflects management’s intentions.

Loans and receivables

Trade accounts receivable, work in progress, and cash included in funds held for clients.

Available for sale

Short-term and long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under capital leases, and clients’ funds obligations.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, investments included in funds held for clients, and long-term investments which are categorized in Level 2.

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges on Senior U.S. unsecured notes

The Company has entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The hedges are considered to be highly effective as the terms of the forward contracts coincide with the intended repayment of the remaining tranche of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value in the consolidated balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment to interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

CGI GROUP INC

Note 2	Summary of significant accounting policies (continued)

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

Cash flow hedges on future revenue

The Company has also entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue and to hedge the variability in foreign currency exchange rate between the Indian rupee and the Canadian dollar on the future Canadian revenue.

These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value in the consolidated balance sheet under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into the consolidated statement of earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

FUTURE CHANGES TO AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of the IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company’s first quarter under the IFRS reporting standards will begin on October 1, 2011. For more details on the transition to IFRS, refer to the IFRS section of the MD&A for the year ended September 30, 2011.

Note 3	Cash and cash equivalents and bank overdraft

	2011	2010
	$	$
Cash	100,071	27,162
Cash equivalents	57,690	100,662

Cash and cash equivalents	157,761	127,824

Bank overdraft[1]	(75,538)	—

	82,223	127,824

[1]

As at September 30, 2011, the Company has a bank overdraft that is an integral part of the Company’s cash management activities. The overdraft bears interest at the banks’ weighted average prime rate of 3.12%, and is unsecured and uncommitted.

CGI GROUP INC

Note 4	Accounts receivable

	2011	2010
	$	$
Trade	395,468	349,349
Other[1]	99,287	74,577

	494,755	423,926

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, Research and Development tax credits in North America and Europe, and other Job and Economic Growth Creation programs available. The tax credits represent approximately $76,978,000 and $55,758,000 of other accounts receivable in 2011 and 2010, respectively.

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

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres tax credits, the Company relocated some of its eligible employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2011, the balance outstanding for financial commitments for these real estate locations was $310,076,000 ranging between 1 year and 11 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

Note 5	Funds held for clients

	2011	2010
	$	$
Cash	67,140	248,695
Short-term bonds	10,070	—
Long-term bonds	170,412	—

	247,622	248,695

Note 6	Capital assets

	2011			2010
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Land and buildings	14,773	4,047	10,726	17,309	4,461	12,848
Leasehold improvements	129,329	68,008	61,321	142,297	76,381	65,916
Furniture, fixtures and equipment	91,011	33,435	57,576	75,990	30,605	45,385
Computer equipment	289,441	167,396	122,045	256,985	143,110	113,875

	524,554	272,886	251,668	492,581	254,557	238,024

Capital assets include assets acquired under capital leases totalling $58,267,000 ($57,101,000 in 2010), net of accumulated amortization of $44,143,000 ($35,533,000 in 2010).

CGI GROUP INC

Note 7	Intangible assets

			2011
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets
Contract costs
Incentives	133,470	98,855	34,615
Transition costs	181,542	102,795	78,747

	315,012	201,650	113,362

Other intangible assets
Internal-use software	94,342	73,871	20,471
Business solutions	265,571	180,210	85,361
Software licenses	163,595	120,296	43,299
Client relationships and other	402,721	257,327	145,394

	926,229	631,704	294,525

	1,241,241	833,354	407,887

			2010
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets
Contract costs
Incentives	236,750	190,294	46,456
Transition costs	200,154	102,734	97,420

	436,904	293,028	143,876

Other intangible assets
Internal-use software	90,704	66,841	23,863
Business solutions	283,799	178,491	105,308
Software licenses	174,412	123,977	50,435
Client relationships and other	426,546	233,274	193,272

	975,461	602,583	372,878

	1,412,365	895,611	516,754

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets that were acquired or internally developed during the following years:

	2011	2010	2009
	$	$	$
Acquired	39,397	166,468	22,965
Internally developed	46,741	49,193	44,181

	86,138	215,661	67,146

CGI GROUP INC

Note 8	Other long-term assets

	2011	2010
	$	$
Deferred compensation plan assets	16,452	16,318
Long-term investments	15,309	—
Forward contracts (Note 27)	6,179	13,317
Long-term maintenance agreements	5,338	5,542
Investment in direct financing lease[1]	4,610	—
Deferred financing fees	1,077	2,360
Other	6,949	4,724

	55,914	42,261

[1]

During the fiscal year 2011, the Company entered into a leasing arrangement with a client accounted for as direct financing leases. As at September 30, 2011, an amount of $2,977,000 representing the current portion is included in prepaid expenses and other current assets and the remaining $4,610,000 is included in other long-term assets.

Note 9	Goodwill

Due to the change in operating segments effective October 1, 2010, the Company reallocated goodwill to the new reporting units using relative fair value and conducted a goodwill impairment test on October 1, 2010 using the revised reporting units, which are the same as the operating segments (Note 23). Based on the results of this test, no impairment charge was required. In addition, the Company completed the annual impairment test as at September 30, 2011 and did not identify any impairment.

The variations in goodwill are as follows:

					2011
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Balance, beginning of year	202,715	964,085	1,282,773	75,840	2,525,413
Acquisition	—	—	—	656	656
Purchase price adjustments (Note 19c)	—	—	4,376	—	4,376
Disposal of business	—	(5,050)	—	—	(5,050)
Foreign currency translation adjustment	120	—	10,682	(175)	10,627

Balance, end of year	202,835	959,035	1,297,831	76,321	2,536,022

					2010
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Balance, beginning of year	—	1,141,381	432,320	101,080	1,674,781
Acquisition (Note 19a)	—	—	886,403	—	886,403
Foreign currency translation adjustment	—	—	(25,961)	(9,810)	(35,771)

Balance, end of year, as previously reported	—	1,141,381	1,292,762	91,270	2,525,413

Goodwill reallocation to new reporting units	202,715	(177,296)	(9,989)	(15,430)	—

Balance, end of year	202,715	964,085	1,282,773	75,840	2,525,413

CGI GROUP INC

Note 10	Other long-term liabilities

	2011	2010
	$	$
Deferred compensation	24,842	25,173
Deferred revenue	29,887	40,702
Deferred rent[1]	57,645	44,737
Forward contracts (Note 27)	3,090	3,396
Other[2]	10,198	5,891

	125,662	119,899

[1]	Deferred rent includes the long-term portion of lease provisions which consist of estimated costs associated with vacated premises.

The total costs associated with the vacated premises of $16,471,000 recorded in costs of services, selling and administrative expenses is included in the GIS, Canada and US & India segments for an amount of $2,605,000, $11,468,000 and $2,398,000 respectively, in 2011 ($3,629,000 included in the Canada segment in 2010 and $10,606,000 included in the Canada and Europe & Asia Pacific segments for an amount of $9,825,000 and $781,000 respectively, in 2009).

[2]

Asset retirement obligations included in “Other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $6,590,000 ($3,060,000 in 2010) was based on the expected cash flows of $8,790,000 ($4,370,000 in 2010) and was discounted at an average interest rate of 5.64% (6.42% in 2010). The timing of the settlement of these obligations varies between one and 12 years.

Note 11	Long-term debt

	2011	2010
	$	$
Senior U.S. unsecured notes, bearing an interest rate of 6.00% and repayable by a payment of $20,778 (US$20,000) in 2014, less imputed interest of $131[1]	20,647	109,899
Unsecured committed revolving term facility bearing interest at one month LIBOR rate plus 0.70% or one month bankers’ acceptance rate plus 0.70%, maturing in 2012[2]	859,277	964,223
Obligations bearing a weighted average interest rate of 3.52% and repayable in blended monthly instalments maturing at various dates until 2018	58,575	22,049
Obligations under capital leases, bearing a weighted average interest rate of 4.37% and repayable in blended monthly instalments maturing at various dates until 2018	67,182	57,705

	1,005,681	1,153,876
Current portion	402,534	114,577

	603,147	1,039,299

[1]

As at September 30, 2011, the private placement financing with U.S. institutional investors is comprised of one remaining tranche of Senior U.S. unsecured notes maturing in January 2014 for an amount of US$20,000,000. On January 28, 2011, the Company repaid the second tranche in the amount of $87,300,000 (US$87,000,000), and settled the related forward contracts taken to manage the Company’s exposure to fluctuation in the foreign exchange rate resulting in a cash outflow of $1,275,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). As at September 30, 2011, the Company is in compliance with these covenants.

[2]

The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012 bearing interest at one month LIBOR plus a variable margin that is determined based on leverage ratios (Note 28). As at September 30, 2011, an amount of $859,277,000 has been drawn upon this facility. Also an amount of $18,317,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). As at September 30, 2011, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $2,500,000 bearing interest at the Canadian prime rate. As at September 30, 2011, no amount has been drawn upon this facility.

During the year, the Company entered into a US$475,000,000 private placement financing with U.S. institutional investors that will be drawn down no later than December 15, 2011. The private placement will be comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. As a result of this private placement, an amount of $493,478,000 due under the existing unsecured revolving credit facility maturing within the next 12 months has been classified as long-term as of September 30, 2011 based on management’s intention to reimburse part of the unsecured revolving term facility with the proceeds of the private placement.

CGI GROUP INC

Note 11	Long-term debt (continued)

Principal repayments on long-term debt over the forthcoming years are as follows:

$
2012	379,595
2013	14,574
2014	33,522
2015	9,425
2016	6,615
Thereafter	494,768

Total principal payments on long-term debt	938,499

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2012	22,939	2,616	25,555
2013	17,830	1,482	19,312
2014	13,866	816	14,682
2015	8,223	297	8,520
2016	3,790	47	3,837
Thereafter	534	—	534

Total minimum capital lease payments	67,182	5,258	72,440

Note 12	Capital stock

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

CGI GROUP INC

Note 12	Capital stock (continued)

For 2011, 2010 and 2009, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	—	—	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	—	—	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	—	—

Balance, September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled[1]	(35,602,085)	(168,759)	—	—	(35,602,085)	(168,759)
Issued upon exercise of options[2]	6,008,766	65,558	—	—	6,008,766	65,558

Balance, September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled[1]	(16,373,400)	(80,009)	—	—	(16,373,400)	(80,009)
Issued upon exercise of options[2]	5,743,649	66,065	—	—	5,743,649	66,065
Purchased and held in trust[4]	—	(2,566)	—	—	—	(2,566)

Balance, September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559

[1]

On January 26, 2011, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The NCIB enables the Company to purchase up to 23,006,547 Class A subordinate shares (25,151,058 in 2010 and 26,970,437 in 2009) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the NCIB commencing February 9, 2011, until no later than February 8, 2012, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During fiscal year 2011, the Company repurchased, under the previous and current NCIB, 16,373,400 Class A subordinate shares (35,602,085 in 2010 and 9,525,892 in 2009) for cash consideration of $305,028,000 ($516,699,000 in 2010 and $99,881,000 in 2009). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $225,019,000 ($347,940,000 in 2010 and $55,609,000 in 2009), was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $14,341,000 ($13,332,000 in 2010 and $5,253,000 in 2009), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

[3]	During the year ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.
[4]

In connection with the PSU plan, the Company provided instructions to a trustee under the terms of a Trust Agreement to purchase 164,012 Class A subordinate shares of the Company in the open market for $2,566,000 during the year ended September 30, 2011 (Note 13b).

CGI GROUP INC

Note 13	Stock-based compensation and contributed surplus

A) STOCK OPTIONS

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to four years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2011, 46,258,529 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2011		2010		2009
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$		$
Outstanding, beginning of year	26,555,483	10.03	28,883,835	9.16	26,757,738	9.34
Granted	6,634,974	15.53	8,413,586	12.58	8,448,453	9.32
Exercised	(5,743,649)	9.01	(6,008,766)	8.69	(2,221,032)	7.93
Forfeited	(3,255,072)	12.68	(3,734,542)	9.65	(3,863,746)	11.16
Expired	(28,419)	9.19	(998,630)	15.91	(237,578)	14.11

Outstanding, end of year	24,163,317	11.42	26,555,483	10.03	28,883,835	9.16

Exercisable, end of year	13,108,369	9.39	14,116,392	8.60	18,087,166	8.75

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2011:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
5.20 to 6.98	1,496,149	3.71	6.51	1,496,149	6.51
7.00 to 7.87	2,411,975	3.73	7.75	2,411,975	7.75
8.00 to 8.91	2,599,257	3.12	8.55	2,599,257	8.55
9.05 to 9.43	3,783,709	6.97	9.31	2,345,168	9.31
10.05 to 11.80	2,733,832	6.02	11.37	2,733,832	11.37
12.54 to 13.26	4,683,744	8.01	12.55	1,425,520	12.55
14.48 to 15.96	6,396,109	9.01	15.48	52,926	15.15
19.28 to 22.52	58,542	9.60	20.66	43,542	20.02

	24,163,317	6.67	11.42	13,108,369	9.39

CGI GROUP INC

Note 13	Stock-based compensation and contributed surplus (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in costs of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2011	2010	2009
Stock-based compensation cost ($)	15,022	15,517	8,617

Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	27.11	27.32	24.42
Risk-free interest rate (%)	1.99	2.48	3.05
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	4.31	3.63	2.59

B) PERFORMANCE SHARE UNITS

On September 28, 2010, the Company adopted a PSU plan for senior executives and other key employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31, of the third calendar year during which the award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefits of the participants. The trust, considered as a variable interest entity, is consolidated in the Company’s financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 12).

During the year ended September 30, 2011, the Company granted 164,012 PSUs with a grant date fair value of $15.51 per unit based on the closing price of the Class A subordinate shares on the TSX on that date. There was no grant under this plan in fiscal year 2010.

The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for the year ended September 30, 2011 was $399,000 (nil for the year ended September 30, 2010).

C) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2008:

$
Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 12)	(5,253)
Stock-based compensation cost	8,617

Balance, September 30, 2009	80,737
Compensation cost associated with exercised options (Note 12)	(13,332)
Stock-based compensation cost	15,517

Balance, September 30, 2010	82,922
Compensation cost associated with exercised options (Note 12)	(14,341)
Stock-based compensation cost	15,421

Balance, September 30, 2011	84,002

CGI GROUP INC

Note 14	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations attributable to shareholders of the Company for the years ended September 30:

	2011			2010			2009
	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		$	$		$	$		$
Basic	434,809	265,333,074	1.64	362,386	284,826,257	1.27	315,158	306,853,077	1.03
Dilutive options and PSUs[2]		9,953,460			8,093,693			3,492,164

	434,809	275,286,534	1.58	362,386	292,919,950	1.24	315,158	310,345,241	1.02

[1]

The 16,373,400 Class A subordinate shares repurchased and the 164,012 Class A subordinate shares purchased and held in a trust during the fiscal year 2011 (35,602,085 and nil, respectively in 2010 and 9,525,892 and nil, respectively in 2009), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 6,297,143, 8,029,590 and 13,384,651 options for the years ended September 30, 2011, 2010 and 2009, respectively, as they were anti-dilutive.

Note 15	Amortization

	2011	2010	2009
	$	$	$
Amortization of capital assets[1]	78,627	72,067	61,412
Amortization of intangible assets
Contract costs related to transition costs	23,100	30,396	22,377
Other intangible assets[2]
Internal-use software	10,834	11,121	13,770
Business solutions	35,371	26,322	40,929
Software licenses	19,226	18,726	16,674
Client relationships and other	44,214	36,676	40,599

	211,372	195,308	195,761
Amortization of contract costs related to incentives (presented as a reduction of revenue)	16,013	23,149	21,043
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,257	—	—
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,283	1,283

	229,925	219,740	218,087

[1]	Amortization expense of capital assets acquired under capital leases was $18,526,000 in 2011 ($18,467,000 and $13,213,000 in 2010 and 2009 respectively).
[2]

Amortization includes impairment for a total amount of $11,719,000 related to business solutions that were no longer expected to provide future value, and is included in the Canada and U.S. & India segments for an amount of $9,567,000 and $2,152,000, respectively, in 2011 (nil in 2010 and $11,143,000 in 2009 related to internal-use software, business solutions and client relationships for an amount of $807,000, $7,485,000 and $2,851,000, respectively, mainly included in the U.S. & India segment).

CGI GROUP INC

Note 16	Accumulated other comprehensive loss

	Balance, as at October 1, 2010	Net changes during the year	Balance, as at September 30, 2011
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $11,403)	(413,021)	11,716	(401,305)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $13,261)	76,806	(4,695)	72,111
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $1,457)	14,469	(9,197)	5,272
Net unrealized gains on available for sale investments (net of accumulated income tax recovery of $854)	—	2,352	2,352

	(321,746)	176	(321,570)

	Balance, as at October 1, 2009	Net changes during the year	Balance, as at September 30, 2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,686)	(359,423)	(53,598)	(413,021)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $14,347)	61,000	15,806	76,806
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $5,336)	12,433	2,036	14,469

	(285,990)	(35,756)	(321,746)

	Balance, as at October 1, 2008	Net changes during the year	Balance, as at September 30, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433

	(321,424)	35,434	(285,990)

For the year ended September 30, 2011, $7,476,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $3,314,000) were reclassified to net earnings for derivatives designated as cash flow hedges ($8,359,000 net of income taxes of $3,746,000 for the year ended September 30, 2010, and $928,000 net of income taxes of $478,000 for the year ended September 30, 2009).

CGI GROUP INC

Note 17	Income taxes

Future income taxes are classified as follows:

	2011	2010
	$	$
Current future income tax assets	3,522	16,509
Long-term future income tax assets	11,601	11,592
Current future income tax liabilities	(20,389)	(26,423)
Long-term future income tax liabilities	(146,889)	(170,683)

Future income taxes, net	(152,155)	(169,005)

The income tax expense is as follows:

	2011	2010	2009
	$	$	$
Current	127,379	136,387	95,923
Future	(15,886)	(21,417)	29,300

	111,493	114,970	125,223

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2011	2010	2009
	%	%	%
Company’s statutory tax rate	28.8	30.2	30.9
Effect of foreign tax rate differences	(2.4)	0.3	—
Final determination from agreements with tax authorities and expirations of statutes of limitations	(6.8)	(7.9)	(3.9)
Non-deductible and tax exempt items	0.7	1.7	1.3
Impact on future tax assets and liabilities resulting from tax rate changes	0.1	(0.3)	—
Tax benefits on losses	—	0.1	0.1

Effective income tax rate	20.4	24.1	28.4

Future income tax assets and liabilities are as follows at September 30:

	2011	2010
	$	$
Future income tax assets:
Accounts payable, accrued liabilities and other long-term liabilities	25,021	14,074
Tax benefits on losses carried forward	11,423	14,667
Capital assets and intangible assets	18,404	20,482
Accrued compensation	16,580	28,397
Unrealized losses on cash flow hedges	2,054	1,585
Allowance for doubtful accounts	3,255	1,793
Other	1,280	1,612

	78,017	82,610
Valuation allowance	(3,964)	(4,346)

	74,053	78,264

Future income tax liabilities:
Capital assets, intangible assets and other long-term assets	141,369	161,988
Work in progress	28,090	25,165
Goodwill	33,490	27,774
Refundable tax credits on salaries	14,756	20,985
Unrealized gains on cash flow hedges	3,511	6,908
Other	4,992	4,449

	226,208	247,269

Future income taxes, net	(152,155)	(169,005)

CGI GROUP INC

Note 17	Income taxes (continued)

At September 30, 2011, the Company had $37,152,000 in non-capital losses carried forward, of which $2,973,000 expire at various dates up to 2018 and $34,179,000 have no expiry dates. The Company recognized a future tax asset of $11,423,000 on the losses carried forward and recognized a valuation allowance of $3,964,000. The decrease in the valuation allowance mainly results from the expiry of non capital losses. The resulting net future income tax asset of $7,459,000 is the amount that is more likely than not to be realized.

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

Note 18	Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2011	2010	2009
	$	$	$
Costs of services, selling and administrative	3,665,024	3,116,425	3,268,995
Tax credits	(111,832)	(90,602)	(98,589)

	3,553,192	3,025,823	3,170,406

CGI GROUP INC

Note 19	Investments in subsidiaries

2011 TRANSACTIONS

a) Acquisition

There were no significant acquisitions during fiscal 2011.

b) Disposal

On April 4, 2011, the Company concluded a transaction for a net consideration of $10,500,000 whereby Conseiller en informatique d’affaires CIA inc. (“CIA”) repurchased its shares held by the Company, which represented a 68% interest, excluding its Paris operations, and the Company simultaneously purchased 32% of the operations carried out in CIA’s Paris office not previously owned. The Company received $5,917,000 during the year ended September 30, 2011, with the remaining balance of $4,583,000 due in quarterly instalments up to March 2014 bearing interest at 10%. The sale did not have a material impact on the Company’s net earnings or financial position. The increase in the investment in CIA’s Paris office resulted in a decrease in retained earnings of $811,000. As a result there is no longer a non-controlling interest in the Company’s consolidated financial statements.

c) Modifications to purchase price allocation

During the year ended September 30, 2011, the Company finalized the purchase price allocation and made adjustments relating to the acquisition of Stanley, Inc. (“Stanley”). The resulting impact for the year ended September 30, 2011 was a decrease in intangible assets of $1,743,000, future income tax assets of $299,000 and future income tax liabilities of $682,000 and an increase of accrued compensation of $1,491,000, accounts payable and accrued liabilities of $50,000 and income taxes payable of $1,475,000, whereas goodwill increased by $4,376,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.

d) Acquisition-related and integration costs

In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $3,675,000 during the year ended September 30, 2011. The expenses included costs to integrate the operations and to realize synergies.

CGI GROUP INC

Note 19	Investments in subsidiaries (continued)

2010 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

Stanley – On August 17, 2010, the Company acquired all outstanding shares of Stanley, a provider of information technology services and solutions to U.S. defence, intelligence and federal civilian government agencies, for a total cash consideration of $923,150,000. The acquisition was financed through a withdrawal from the Company’s existing unsecured revolving credit facility and cash on hand of $832,160,000 and $90,990,000, respectively. Stanley’s operations will increase the scale and capabilities of the Company to serve the U.S. Federal Government expanding the offering into the defence and intelligence space.

The acquisition was accounted for using the acquisition method. The purchase price allocation shown below was preliminary and based on the Company’s management’s best estimates. The final purchase price allocations were expected to be completed as soon as Company’s management had gathered all of the significant information available and considered necessary in order to finalize this allocation.

Stanley
$
Current assets[1]	163,648
Capital assets	9,005
Intangible assets	123,897
Goodwill[2]	886,403
Other long-term assets	3,167
Future income taxes	3,564
Current liabilities	(176,110)
Debt, classified as current	(102,262)
Other long-term liabilities	(11,748)

899,564
Cash acquired	23,586

Net assets acquired	923,150

Cash consideration	923,150

[1]	The current assets included accounts receivable with a fair value of $97,967,000 which approximates the gross amount due under the contracts.
[2]

The goodwill arising from the acquisition mainly represented the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill was included in the U.S. and India segment and $26,323,000 was deductible for tax purposes.

In connection with the acquisition of Stanley, the Company expensed $20,883,000 during the year ended September 30, 2010. Included in that amount are acquisition-related costs of $11,573,000 and integration costs of $9,310,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisition. The integration costs mainly included provisions related to leases for premises occupied by the acquired business, which the Company vacated, as well as costs related to the termination of certain employees of the acquired business performing functions already available through its existing structure. The acquisition-related and integration costs were separately disclosed in the Company’s consolidated statement of earnings.

CGI GROUP INC

Note 19	Investments in subsidiaries (continued)

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

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 19b of 2009 Transactions).

The following table presents summarized financial information related to discontinued operations:

	2011	2010	2009
	$	$	$
Revenue	—	—	2,511
Operating expenses[1]	—	—	1,046
Amortization	—	—	14

Earnings before income taxes	—	—	1,451
Income tax expense[2]	—	—	143

Earnings from discontinued operations	—	—	1,308

[1]	For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000.
[2]	Income tax expense does not bear a normal relation to earnings before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009, which has no tax basis.

CGI GROUP INC

Note 20	Discontinued operations (continued)

The related cash flow information of discontinued operations is as follows:

	2011	2010	2009
	$	$	$
Cash provided by operating activities	—	—	164
Cash used in investing activities	—	—	(3)

Total cash provided by discontinued operations	—	—	161

Note 21	Joint Venture: supplementary information

The Company’s 49% proportionate share of operations of its joint venture, Innovapost Inc. (“Innovapost”), is included in the consolidated financial statements as follows:

		2011	2010
		$	$
Balance sheets
Current assets		44,287	38,148
Non-current assets		2,309	2,992
Current liabilities		17,445	15,609
Non-current liabilities		994	933

	2011	2010	2009
	$	$	$
Statements of earnings
Revenue	98,578	91,015	101,964
Expenses	85,219	79,597	88,552

Net earnings	13,359	11,418	13,412

	2011	2010	2009
	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	12,630	13,763	25,542
Investing activities	(572)	(733)	(570)
Financing activities	(9,800)	(12,740)	(12,250)

Note 22	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Accounts receivable	(93,995)	125,928	31,749
Work in progress	(39,790)	(59,579)	(22,450)
Prepaid expenses and other current assets	46,176	17,933	8,399
Accounts payable and accrued liabilities	34,683	(46,810)	(39,255)
Accrued compensation	(1,303)	(74,443)	38,009
Deferred revenue	(3,571)	22,415	15,194
Income taxes	(34,560)	(8,386)	25,974

	(92,360)	(22,942)	57,620

CGI GROUP INC

Note 22	Supplementary cash flow information (continued)

b)	Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Operating activities
Accounts receivable	(326)	(693)	(1,476)
Work in progress	—	2,707	—
Prepaid expenses and other current assets	(26,400)	—	—
Accounts payable and accrued liabilities	—	—	(1,817)
Deferred revenue	—	3,750	4,779

	(26,726)	5,764	1,486

Investing activities
Purchase of capital assets	(36,083)	(42,982)	(27,040)
Additions of intangible assets	(15,939)	(23,708)	(4,779)
Additions of other long-term assets	(3,646)	—	—

	(55,668)	(66,690)	(31,819)

Financing activities
Increase in obligations under capital leases	28,822	38,200	27,040
Increase in obligations	53,246	22,033	—
Issuance of shares	326	693	1,476
Repurchase of Class A subordinate shares	—	—	1,817

	82,394	60,926	30,333

c)	Interest paid and income taxes paid are as follows for the years ended September 30:

	2011	2010	2009
	$	$	$
Interest paid	17,807	13,254	16,558
Income taxes paid	135,433	104,724	63,125

CGI GROUP INC

Note 23	Segmented information

In prior years, management regularly reviewed the Company’s operating results based on a geographic delivery view, in addition to Corporate services. As a result of changes to the management reporting structure on October 1, 2010, the Company is now managed through four operating segments.

The GIS segment incorporates all services provided to clients for their technology infrastructure management. This segment incorporates results from these services world-wide.

The other segments incorporate all other services provided to clients based on a geographical delivery model: Canada, U.S. & India and Europe & Asia Pacific. In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support, as well as BPS.

The following presents information on the Company’s operations based on its management structure. The Company has retrospectively revised the segmented information for earlier periods to conform to the new segmented information structure.

	2011
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	824,847	1,858,686	2,079,098	269,402	5,032,033
Intersegment revenue elimination	(12,763)	(522,306)	(125,087)	(48,640)	(708,796)

Revenue	812,084	1,336,380	1,954,011	220,762	4,323,237

Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense and income tax expense[1]	106,902	263,700	182,840	8,510	561,952
Acquisition-related and integration costs					(3,675)
Interest on long-term debt					(19,395)
Interest income					3,759
Other income					3,917

Earnings before income taxes					546,558

Total assets	543,558	1,686,966	2,264,958	190,061	4,685,543

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $84,385,000, $53,573,000, $86,686,000 and $3,998,000, respectively, for the year ended September 30, 2011.

CGI GROUP INC

Note 23	Segmented information (continued)

	2010
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	872,645	1,824,068	1,478,017	239,548	4,414,278
Intersegment revenue elimination	(14,690)	(478,623)	(142,222)	(46,626)	(682,161)

Revenue	857,955	1,345,445	1,335,795	192,922	3,732,117

Earnings (loss) from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expense, gain on sale of capital assets and income tax expense[1]	89,225	259,075	166,917	(3,315)	511,902
Acquisition-related and integration costs					(20,883)
Interest on long-term debt					(17,123)
Interest income					2,419
Other income					952
Gain on sale of capital assets					469

Earnings before income taxes					477,736

Total assets	517,674	1,729,239	2,193,487	166,791	4,607,191

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $94,056,000, $54,083,000, $64,119,000 and $6,199,000, respectively, for the year ended September 30, 2010.

	2009
	GIS	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$	$
Segment revenue	949,134	1,900,322	1,426,673	303,764	4,579,893
Intersegment revenue elimination	(20,237)	(564,867)	(116,580)	(53,048)	(754,732)

Revenue	928,897	1,335,455	1,310,093	250,716	3,825,161

Earnings from continuing operations before interest on long-term debt, interest income, other (income) expense, and income tax expense[1]	85,720	212,546	149,015	13,460	460,741
Interest on long-term debt					(18,960)
Interest income					2,908
Other expense					(3,569)

Earnings before income taxes					441,120

Total assets	645,857	1,963,873	1,085,179	205,001	3,899,910

[1]	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $82,450,000, $45,735,000, $80,368,000 and $8,251,000, respectively, for the year ended September 30, 2009.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.

CGI GROUP INC

Note 23	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for capital assets based on their location:

	2011	2010
	$	$
Capital assets
Canada	164,705	161,993
U.S.	65,405	59,306
Other	21,558	16,725

	251,668	238,024

The following table provides revenue information based on the client’s location:

	2011	2010	2009
	$	$	$
Revenue
Canada	2,009,936	2,043,855	2,111,499
U.S.	2,042,365	1,447,421	1,407,644
Other	270,936	240,841	306,018

	4,323,237	3,732,117	3,825,161

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2011	2010	2009
	$	$	$
Outsourcing
IT Services	2,206,204	1,870,804	1,817,943
BPS	749,728	412,341	405,516
Systems integration and consulting	1,367,305	1,448,972	1,601,702

	4,323,237	3,732,117	3,825,161

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,233,784,000 of revenues included within the U.S. & India segment for the year ended September 30, 2011 ($510,786,000 and $394,436,000 for the years ending September 30, 2010 and 2009, respectively).

CGI GROUP INC

Note 24	Related party transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $80,075,000, $81,760,000 and $108,139,000 for the years ended September 30, 2011, 2010 and 2009, respectively.

	2011	2010
	$	$
Accounts receivable	4,570	681
Work in progress	1,158	1,076
Contract costs	3,713	6,210
Deferred revenue	2,985	1,012

Note 25	Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

•

The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2011, 2010 and 2009, the plan expense was $4,154,000, $5,343,000 and $5,053,000, respectively.

•

The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. The Company matches employees’ contributions to a maximum of US$2,500 per year. For the years ended September 30, 2011, 2010 and 2009, the amounts of the Company’s contributions were $10,469,000, $8,212,000 and $7,557,000, respectively.

•

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $1,775,000 as at September 30, 2011 ($2,376,000 at September 30, 2010). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $16,452,000 as at September 30, 2011 ($16,318,000 as at September 30, 2010).

•

The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $6,966,000 as at September 30, 2011 ($7,008,000 at September 30, 2010). The Company measures its benefits liability as at September 30 of each year. An actuarial valuation was performed at September 30, 2011, and the next actuarial valuation will be as at September 30, 2014.

CGI GROUP INC

Note 25	Employee future benefits (continued)

•

The Company’s joint venture maintains a defined benefit pension plan and a supplementary retirement arrangement plan to cover its active employees. The post-employment benefit assets totalled $2,781,000 as at September 30, 2011, ($1,044,000 as at September 30, 2010). The assets for both plans are based on the most recent actuarial valuations as at September 30. Actuarial valuations were performed as at December 31, 2010 and January 1, 2011, respectively, and the next actuarial valuations will be as at December 31, 2013 and January 1, 2013, respectively.

Note 26	Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2011, the Company is committed under the terms of operating leases with various expiration dates up to 2027, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $815,771,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2012	129,387
2013	114,934
2014	96,946
2015	90,434
2016	76,606
Thereafter	307,464

The Company entered into long-term service and other agreements representing a total commitment of $98,391,000. Minimum payments under these agreements due in each of the next five years are as follows:

$
2012	48,547
2013	34,805
2014	9,839
2015	4,420
2016	780

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

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI GROUP INC

Note 26	Commitments, contingencies and guarantees (continued)

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $3,733,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2011. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2011, the Company provided for a total of $43,230,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term.

CGI GROUP INC

Note 27	Financial instruments

FAIR VALUE

At September 30, 2011 and 2010, the estimated fair values of trade accounts receivable, work in progress, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt obligation and clients’ funds obligations approximate their respective carrying values.

The fair values of Senior U.S. unsecured notes and the unsecured committed revolving term facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $22,236,000 and $855,307,000 as at September 30, 2011, respectively ($112,937,000 and $941,396,000 as at September 30, 2010, respectively), as compared to their carrying value of $20,647,000 and $859,277,000, respectively (as compared to $109,899,000 and $964,223,000 as at September 30, 2010, respectively) (Note 11).

The following table summarizes the fair value of outstanding hedging instruments:

		2011	2010
	Recorded as	$	$
Hedge on net investments in self-sustaining foreign subsidiaries
US$815,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$920,000 as at September 30, 2010)	Long term debt	846,703	947,416
€9,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2010)	Long term debt	12,574	16,807
Cash flow hedges on future revenue

US$76,740 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$130,380 as at September 30, 2010)

	Other current assets Other long-term assets	6,497 5,613	8,918 11,433
US$45,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$44,820 as at September 30, 2010)	Other current assets Other long-term assets Other long-term liabilities	156 1 536	2,378 1,121 —
$62,220 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($89,040 as at September 30, 2010)	Accrued liabilities Other long-term liabilities	2,560 2,554	1,570 3,396
Cash flow hedges on Senior U.S. unsecured notes
US$20,000 foreign currency forward contracts (US$107,000 as at September 30, 2010)	Other current asset Other long-term assets	— 565	1,277 763

The Company expects that approximately $4,093,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2011 will be reclassified in net income in the next 12 months.

During fiscal 2011, the Company’s hedging relationships were effective.

CGI GROUP INC

Note 27	Financial instruments (continued)

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 11) and does not currently hold any financial instruments that mitigate this risk. The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). The Company also hedges a portion of the translation of self-sustaining operations’ net assets into Canadian dollar with foreign currency denominated borrowings (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates.

		2011		2010
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact

Increase in net earnings	565	191	381	318
(Decrease) increase in other comprehensive income	(62,887)	2,383	(91,165)	1,690

CGI GROUP INC

Note 27	Financial instruments (continued)

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

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2011	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Bank overdraft	75,538	75,538	75,538	—	—	—
Accounts payable and accrued liabilities	321,745	321,745	321,745	—	—	—
Accrued compensation	189,969	189,969	189,969	—	—	—
Senior U.S. unsecured notes	20,647	23,895	1,247	1,247	21,401	—
Unsecured committed revolving term facility	859,277	866,560	866,560	—	—	—
Obligations repayable in blended monthly instalments	58,575	62,987	15,553	15,898	30,242	1,294
Clients’ funds obligations	244,660	244,660	244,660	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	5,650	6,237	2,675	2,423	1,139	—
(Inflow)	(12,267)	(12,535)	(6,772)	(4,972)	(791)	—

	1,763,794	1,779,056	1,711,175	14,596	51,991	1,294

As at September 30, 2010	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond 5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	304,376	304,376	304,376	—	—	—
Accrued compensation	191,486	191,486	191,486	—	—	—
Senior U.S. unsecured notes	109,899	116,799	93,113	1,236	22,450	—
Unsecured committed revolving term facility	964,223	977,861	9,092	968,769	—	—
Obligations repayable in blended monthly instalments	22,049	23,961	6,292	5,052	11,211	1,406
Clients’ funds obligations	248,695	248,695	248,695	—	—	—
Derivative financial liabilities
Cash flow hedge on future revenue
Outflow	4,966	5,562	1,637	1,740	2,185	—
(Inflow)	(23,850)	(24,658)	(11,447)	(7,323)	(5,888)	—

	1,821,844	1,844,082	843,244	969,474	29,958	1,406

As at September 30, 2011, the Company holds cash and cash equivalents and short-term and long-term investments of $183,236,000 ($141,020,000 as at September 30, 2010). The Company also has available $622,406,000 in unsecured revolving credit facilities (Note 11) ($519,931,000 as at September 30, 2010), as well as $493,478,000 in private placement financing (Note 11). The funds held for clients of $247,622,000 ($248,695,000 as at September 30, 2010) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI GROUP INC

Note 27	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, work in progress, accounts receivable and long-term investments.

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

The Company is exposed to credit risk in connection with short-term and long-term investments through the possible inability of borrowers to meet the terms of their bonds. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

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

The following table sets forth details of the age of accounts receivable that are past due:

	2011	2010
	$	$
Not past due	309,307	301,106
Past due 1-30 days	43,360	28,864
Past due 31-60 days	26,116	5,738
Past due 61-90 days	7,504	5,018
Past due more than 90 days	14,378	20,147

	400,665	360,873
Allowance for doubtful accounts	(5,197)	(11,524)

	395,468	349,349

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

CGI GROUP INC

Note 28	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2011, total managed capital was $3,459,735,000 ($3,447,527,000 at September 30, 2010). Managed capital consists of long-term debt, including the current portion (Note 11), cash and cash equivalents net of bank overdraft (Note 3), short-term investments, long-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents net of bank overdraft, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities and the committed US$475,000,000 Senior U.S. unsecured notes, the ratios are as follows:

•	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.

•

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense.

•

A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the US$20,000,000 Senior U.S. unsecured notes, the ratios are as follows:

•	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.

•	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.

CGI GROUP INC

Note 28	Capital risk management (continued)

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

Note 29	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian GAAP and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2011	2010	2009
	$	$	$
Reconciliation of net earnings:
Net earnings – Canadian GAAP	435,065	362,766	317,205
Adjustments for:
Stock-based compensation (i)	(1,224)	(213)	(3,759)
Warrants (ii)	—	863	1,404
Reversal of income tax provision (iii)	—	—	(517)
Other (iv)	1,284	(140)	594

Net earnings – U.S. GAAP	435,125	363,276	314,927

Attributable to:
Shareholders of CGI Group Inc.	434,869	362,896	314,188
Non-controlling interest	256	380	739

Basic earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	1.64	1.27	1.02
Diluted earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	1.58	1.24	1.01

Net earnings – U.S. GAAP	435,125	363,276	314,927
Other comprehensive income (loss)	176	(35,756)	35,434

Comprehensive income – U.S. GAAP	435,301	327,520	350,361

Attributable to:
Shareholders of CGI Group Inc.	435,045	327,140	349,622
Non-controlling interest	256	380	739

Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. – Canadian GAAP	2,346,356	2,152,631	2,275,254
Adjustments for:
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,125)	(7,125)	(7,988)
Reversal of income tax provision (iii)	(7,969)	(7,969)	(7,969)
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(2,121)	(3,405)	(3,265)

Equity attributable to shareholders of CGI Group Inc. – U.S. GAAP	2,415,045	2,220,036	2,341,936

Equity attributable to non-controlling interest – Canadian GAAP and U.S. GAAP	—	6,452	6,342

CGI GROUP INC

Note 29	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(i) Stock-based compensation

The Company issued stock options and PSUs with a graded vesting period more than one year and performance criteria. Under Canadian GAAP, the compensation cost has been accounted for on a straight-line basis because the awards of graded vesting options and PSUs have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders’ equity.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2010, and 2009 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Reversal of income tax provision

During the fiscal year 2009, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment was applied to the goodwill attributable to the acquisition prior to the adoption of ASC Topic 805, “Business Combination” on October 1, 2009.

(iv) Capitalization of intangible assets

Effective October 1, 2008, the Company adopted Section 3064, “Goodwill and Intangible Assets”. As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in “Other” and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2011, 2010 and 2009, the adjustment to U.S. GAAP net earnings is a decrease of $1,060,000, $959,000 and $198,000, respectively. As at September 30, 2011, 2010 and 2009, the adjustment to U.S. GAAP shareholders’ equity is an increase of $126,000, $1,186,000 and $2,145,000, respectively.

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

CGI GROUP INC

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

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of ASC Topic 740, “Income Taxes”, issued by the FASB. Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(ix) Stock-based compensation

Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, ASC Topic 718, “Compensation – Stock Compensation”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian GAAP and U.S. GAAP in connection to stock-based compensation cost.

(x) Changes in accounting policies

Revenue recognition

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, which became effective for the Company via prospective application to new arrangements entered into or materially modified on or after October 1, 2010. This standard is equivalent to the corresponding provisions of CICA EIC-175, “Revenue Arrangements with Multiple Deliverables” (Note 2a).

Concurrently to issuing ASU 2009-13, the FASB also issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements”, which became effective for the Company via prospective application at the same date. There is no equivalent under Canadian GAAP, therefore, the Company follows the U.S. guidance (Note 2a).

The adoption of these updates did not have any material impact on the Company’s consolidated financial statements.

Business combinations

In December 2007, FASB issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations” (Note 2b). Consequently, there is no GAAP difference since the beginning of fiscal year 2010.

In December 2007, FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” (Note 2b).

CGI GROUP INC

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.

	By:	/s/ André Imbeau
Date: December 22, 2011		Name:	André Imbeau
		Title:	Founder, Executive Vice-Chairman of the Board and Corporate Secretary

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