Form 40-F
period 2013-09-30
CGI GROUP INC
filed 2013-12-23
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 277,149,380 Class A Subordinate Shares, 33,272,767 Class B Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.    Yes  ☐    82-        No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2013. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and National Instrument 52-110, as amended.

The Audit and Risk Management Committee is composed of Mr. Gilles Labbé, Chair of the committee, and Messrs. Jean Brassard, Richard B. Evans and Joakim Westh.

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

Fees Billed by the External Auditors

During the years ended September 30, 2013 and September 30, 2012, CGI’s external auditors billed the following fees for their services:

	Fees billed
Service retained	2013	2012
Audit fees	$8,442,468	$7,219,323
Audit related fees(a)	$1,144,061	$815,130
Tax fees(b)	$2,282,078	$621,190
All other fees(c)	$249,629	$50,085

Total fees billed	$12,118,236	$8,705,728

(a)	The audit related fees billed by the external auditors for the year ended September 30, 2013 and 2012 were in relation to service organization control procedures audits and assistance, information technology assistance and advisory services, and 401(k) and special audits. The audit related fees billed by the external auditors for the year ended September 30, 2012 also included International Financial Reporting Standards transition assistance.
(b)	The tax fees billed by the external auditors for the years ended September 30, 2013 and 2012 were in relation to tax compliance, advisory services and human capital services.
(c)	The other fees billed by the external auditors for the years ended September 30, 2013 and 2012 were in relation to other advisory services.

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

Off-balance sheet arrangements

The Registrant does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles, none of which are off-balance sheet arrangements within the meaning of paragraph (11) of General Instruction B to Form 40-F. In accordance with IFRS as issued by the International Accounting Standards Board (IASB), neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization.

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

Tabular Presentation of Contractual Obligations

As of September 30, 2013, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type[1] (In thousands of CAD)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-term debt	2,820,695	511,949	1,540,509	362,049	406,188
Estimated interests on long-term debt	300,947	88,299	123,136	41,466	48,046
Finance lease obligations	67,928	22,224	35,813	9,494	397
Estimated interests on capital lease obligations	3,272	1,646	1,435	187	4
Operating leases
Rental of office space	1,486,568	290,585	480,563	373,107	342,313
Computer equipment	80,660	43,946	32,155	4,376	183
Automobiles	85,221	42,008	32,626	5,163	5,424
Long-term service agreements and other	63,856	30,867	29,493	3,496	—

Total contractual obligations	4,909,147	1,031,524	2,275,730	799,338	802,555

1	Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2013

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2013

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended

September 30, 2013

December 13, 2013

i

This Annual Information Form is dated December 13, 2013 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2013, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

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

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Company as at September 30, 2013, each of which is directly or indirectly wholly-owned by the Company. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or revenues did not represent more than 10% of the Company’s consolidated revenues as at September 30, 2013, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenues of the Company as at September 30, 2013. This table omits subsidiaries whose primary role is to hold investments in other CGI subsidiary entities.

Canada

Conseillers en Gestion et Informatique CGI Inc.

CGI Information Systems and Management Consultants Inc.

United States of America

CGI Technologies and Solutions Inc.

CGI Federal Inc.

Stanley Associates, Inc.

Nordics, Southern Europe and South America

CGI Sverige AB

CGI Suomi Oy

Central and Eastern Europe (including the Netherlands, Germany and Belgium)

CGI Nederland B.V.

CGI (Germany) GmbH & Co. KG

United Kingdom

CGI IT UK Limited

Asia Pacific (including Australia, India, the Philippines and the Middle East)

Nil

France (including Luxembourg and Morocco)

CGI France SAS

In addition to its principal operating subsidiaries, CGI has a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 13, 2013, 276,014,110 Class A subordinate voting shares and 33,272,767 Class B shares, were issued and outstanding. These shares represent respectively 45.3% and 54.7% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 13, 2013 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings “Class A Subordinate Voting Shares and Class B Shares” on page 3, and “First Preferred Shares” and “Second Preferred Shares” on page 5 of CGI’s Management Proxy Circular dated December 13, 2013 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 13, 2013, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 197,690,491 Class A subordinate voting shares were traded on the TSX during the year ended September 30, 2013 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2012	26.85	24.87	14,264,496
November 2012	26.30	22.33	21,874,832
December 2012	24.71	22.33	13,593,138
January 2013	27.02	22.65	17,025,554
February 2013	28.43	26.25	15,569,116
March 2013	27.69	25.86	8,777,676
April 2013	32.20	26.07	11,291,560
May 2013	33.08	30.82	13,156,911
June 2013	32.53	29.58	14,487,000
July 2013	36.36	29.42	16,032,519
August 2013	36.73	34.05	10,810,048
September 2013	37.82	32.57	40,807,641
(a) The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 30, 2013, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the public float of its issued and outstanding Class A subordinate voting shares during the next year. See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year ended September 30, 2013 – Share Repurchase Program later in this document.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 44 and following and the disclosure under the heading Report of the Audit and Risk Management Committee on page 53 and following of CGI’s Management Proxy Circular dated December 13, 2013 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 9 to 16, and the table on Board of Directors committee membership on page 42 of CGI’s Management Proxy Circular dated December 13, 2013 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

Officers

The following table states the names of CGI’s senior officers, their place of residence and their principal occupation:

Name and place of residence	Principal occupation
R. David Anderson Montreal, Quebec Canada	Executive Vice-President and Chief Financial Officer
João Baptista London, United Kingdom	President, Nordics, Southern Europe and South America
Jean-Michel Baticle Precy sur Oise, France	President, France (including Luxembourg and Morocco)
François Boulanger Brossard, Quebec Canada	Senior Vice-President and Corporate Controller
Jame Cofran Annapolis, Maryland USA	Senior Vice-President and Chief Marketing Officer

Name and place of residence	Principal occupation
Benoit Dubé St-Lambert, Quebec Canada	Executive Vice-President, Chief Legal Officer and Deputy Corporate Secretary
Serge Dubrana Asnières sur Seine France	President, Central and Eastern Europe
Julie Godin Verdun (Nuns’ Island), Quebec Canada	Executive Vice-President, Global Human Resources and Strategic Planning
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
Lorne Gorber Longueuil, Quebec Canada	Senior Vice-President, Global Communications and Investors Relations
Timothy W. Gregory Chislehurst, Kent England	President, United Kingdom
Colin Holgate Pymble, Sydney Australia	President, Asia Pacific
André Imbeau Beloeil, Quebec Canada	Founder, Vice-Chairman of the Board and Corporate Secretary
Eva Maglis Montreal, Quebec Canada	Executive Vice-President and Global Chief Information Officer
Claude Marcoux Sainte-Foy, Quebec Canada	Chief Operations Officer, Canada
Douglas McCuaig Toronto, Ontario Canada	Executive Vice-President, Global Client Transformation Services
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President, Corporate Performance
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
Donna Ryan Watroo, South Carolina USA	President, CGI Federal
George Schindler Fairfax, Virginia USA	President, United States and Canada
Claude Séguin Montreal, Quebec Canada	Senior Vice-President, Corporate Development and Strategic Investments

João Baptista was appointed President, Nordics, Southern Europe and South America on August 20, 2012. Prior to his appointment as President, Nordics, Southern Europe and South America with the Company, Mr. Baptista was Chief Executive Officer Northern and Central Europe (2010-2012) and Chief Executive of International (2008-2009) with Logica plc (“Logica”).

Jean-Michel Baticle was appointed President, France (including Luxembourg and Morocco) on June 18, 2013. Mr. Baticle joined the Company in 1989 as Oracle Offerings Leader and occupied various positions before becoming Vice President, Regions in 2011. In 2012 M. Baticle was promoted to Senior Vice-President, Regions.

Jame Cofran was appointed as Senior Vice-President and Chief Marketing Officer on May 4, 2012. Prior to this appointment, he served as the Company’s Global Marketing Lead for the Financial Services industry since 2009. Mr. Cofran was the U.S. Banking & Investments Industry Lead from 2007 and before that he lead the global Credit Solutions Group.

Benoit Dubé was appointed Executive Vice-President, Chief Legal Officer and Deputy Corporate Secretary on June 4, 2010 and prior to his appointment was a Vice-President in the Company’s Legal Department.

Serge Dubrana was appointed President, Central and Eastern Europe on August 20, 2012 and prior to his appointment was Chief Executive Officer Technology & Alliances (2008-2009), Chief Executive Officer Global operations & International (2010-2011) and Group Chief Operating Officer (2012) at Logica.

Julie Godin was appointed Executive Vice-President, Global Human Resources and Strategic Planning, on September 1, 2012. Ms. Godin joined CGI as Administrative Vice-President and was appointed Senior Vice-President, Human Resources and Strategic Planning on July 26, 2010. Prior to joining the Company in August of 2009, she was President of Oxygène Santé Corporative Inc., which was acquired by the Company on August 13, 2009.

Lorne Gorber was appointed Senior Vice-President, Global Communications and Investor Relations on October 1, 2010. Mr. Gorber previously served the Company as Vice-President, Global Communications and Investor Relations since October 2006, and previously as Vice-President, Investor Relations since November 2005.

Timothy W. Gregory was appointed President, United Kingdom on August 20, 2012 and prior to his appointment was President, Europe and Australia with the Company (2011-2012), Business Unit Leader UK (2009-2011) and Head, United Kingdom Insurance Practice and Outsourcing (2007-2009).

Colin Holgate was appointed President, Asia-Pacific on August 20, 2012 and prior to his appointment was Chief Executive Officer Australia at CGI Technologies and Solutions Australia Pty Limited (formerly known as Logica Australia Pty Ltd) (2007-2010), Chief Executive officer Asia Pacific (2010-2011) and Managing Director, Asia Pacific, Middle East and Africa (2011-2012) at Logica.

Eva Maglis was appointed Executive Vice-President and Global Information Officer on June 1, 2012. Prior to her appointment, Ms. Maglis served as President, Global Infrastructure Services (since May 27, 2011) and was previously Senior Vice-President and General Manager responsible for CGI’s global infrastructure services, solutions and consulting (since October 1, 2010). She has been an officer of the Company since July 26, 2010.

Doug McCuaig was appointed Executive Vice-President, Global Client Transformation Services on January 30, 2013. Prior to his appointment, Mr. McCuaig served as President, Canada (since June 4, 2010) and was previously a Senior Vice-President of the Company.

Luc Pinard was appointed Executive Vice-President, Corporate Performance and Knowledge Management (now Executive Vice-President, Corporate Performance) on August 3, 2011. Prior to such appointment, Mr. Pinard was Executive Vice-President, Chief Technology and Quality Officer of the Company.

Donna Ryan held the position of Senior Vice-President prior to being appointed President, CGI Federal on September 28, 2011.

Prior to his appointment as Chief Operations Officer, Canada on August 17, 2012, Mr. Claude Marcoux was Senior Vice-President and General Manager of the Company.

George Schindler was appointed President, United States and Canada on January 30, 2013. Previously, he served as President, United States (since September 28, 2011) and President, CGI Federal (from 2006).

Except as noted above, all of the officers named in the table have either held the position set out opposite their name, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years.

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on page 6 of CGI’s Management Proxy Circular dated December 13, 2013 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

DESCRIPTION OF CGI’S BUSINESS

Mission and Vision

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology (“IT”), business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a global IT and business process services (“BPS”) company. CGI’s vision is to be a global world-class IT and BPS leader helping our clients succeed.

CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix  A, and are posted on the Company’s web site at www.cgi.com.

Business Structure

At the beginning of fiscal 2013, we revised our management reporting structure to reflect our new operating segments established following the acquisition of Logica on August 20, 2012. This included the modification of our basis of reporting such that the growth and profitability of our Global Infrastructure Services (“GIS”) activities were reallocated to each geographic segment. The Company is now managed through the following seven operating segments, namely: Canada; United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Central and Eastern Europe (including the Netherlands, Germany and Belgium) (“CEE”); United Kingdom (“U.K.”); Asia Pacific (including Australia, India, the Philippines and the Middle East); and France (including Luxembourg and Morocco). The segmented results for the year ended September 30, 2012 were therefore retrospectively revised.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, in fiscal 2013 and 2012:

In thousands of CAD
Segment	2013	2012
U.S. revenue	2,512,530	2,120,382
NSESA revenue	2,010,693	216,366
Canada revenue	1,685,723	1,737,529
France revenue	1,273,604	157,328
U.K. revenue	1,158,520	171,548

CEE revenue	1,003,950	191,596
Asia Pacific revenue	439,604	177,705
Total	10,084,624	4,772,454

Services Offered by CGI

CGI provides high-end IT and management consulting services, systems integration and management of IT and business functions (outsourcing). The Company’s delivery model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at client premises, or from any combination of onsite, near-shore and/or offshore delivery centers located throughout the world.

In addition, CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders, including the following:

•

Momentum™ is an integrated enterprise resource planning suite in use by over 85 federal organizations across the three branches of the U.S. federal government, including 16 agencies subject to the Chief Financial Officer and Federal Financial Reform Act of 1990. Momentum™ is provided as an on-premises implementation, as a managed service hosted in CGI’s data center, or as “software as a service” (subscription based offering for the software).

•

CGI’s leading enterprise resource planning solution, CGI Advantage™, helps state and local governments improve their back office operations and better serve their citizens with a full suite of built-for-government tools, including financial management, payroll, budgeting, human resources management, procurement and grants management. The CGI Advantage™ client organizations include 23 states, two of the five largest cities, and four of the six largest counties. CGI Advantage™ is provided as an on-premise implementation or as a managed service hosted in CGI’s data center.

•

CGI’s Credit Services Solutions, including Collections360®, Gateway360®, CACS™, CACS-G™, ACAPS™, Bureaulink™, Strata™ and other components, are in use by hundreds of businesses around the world to improve their consumer and small business credit operations.

We also offer the following services:

Consulting

CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

Systems Integration

CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

Management of IT and Business Functions - Outsourcing

Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the client’s operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing and document management services. Outsourcing contracts typically have terms from five to ten years.

Markets for CGI’s Services

CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals markets include the following:

•	Financial services – Helping financial institutions, including most major banks and top insurers, to reduce costs, increase efficiency and improve customer service.

•

Government – Supporting over 2,000 government organizations in reducing costs and improving the efficiency, quality and accountability of public service organizations, all while increasing citizen engagement.

•	Health – Helping more than 1,000 healthcare facilities, hospitals and departments of health implement solutions for better care, better business and better outcomes.

•

Telecommunications and utilities – Helping six of the top ten largest global telecommunications providers and eight of the top ten largest European utilities deliver new revenue streams and improve productivity and service.

•	Manufacturing, retail and distribution (“MRD”) – Enabling business transformation for more than 2,000 clients by improving efficiency and loyalty, lowering costs and boosting sustainable growth.

Human Resources

As of December 13, 2013, CGI had approximately 68,000 employees, whom we refer to as members.

In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI, for several years, has offered its members the right to acquire Class A subordinate voting shares pursuant to a Share Purchase Plan. Among the countries in which we currently offer the Share Purchase Plan, approximately 74% of our employees were also owners of CGI through our Share Purchase Plan. Also, from the beginning, the Company has had a Profit Participation Plan which, from 1990 onwards, has been based on the performance of its business units and overall corporate results.

CGI Offices and Global Delivery Model

CGI and its affiliated companies operate from more than 400 offices. CGI also serves its clients from global delivery centers located on four continents. These delivery centers enable CGI to provide its clients with the right mix of onsite, nearshore and offshore IT services that best suits their business needs.

CGI’s delivery centers and its main offices are listed below

Canada

Calgary, AB	Halifax, NS‡	Montréal, QC‡	Saguenay, QC‡
Charlottetown, PEI‡	Markham, ON	Ottawa, ON	Sherbrooke, QC‡
Edmonton, AB	Mississauga, ON	Quebec City, QC‡	Toronto, ON
Fredericton, NB‡	Moncton, NB‡	Regina, SK	Victoria, BC

United States

Albany, NY	Columbia, SC	Huntsville, AL	Phoenix, AZ
Alexandria, VA	Columbus, OH	Lakewood, CO	Sacramento, CA
Andover, MA	Dallas / Fort Worth, TX	Lawton, OK	San Antonio, TX
Atlanta, GA	Dumfries, VA	Lebanon, VA‡	San Diego, CA
Baltimore, MD	Fairfax, VA	Los Angeles, CA	Sierra Vista, AZ
Belton, TX‡	Herndon, VA	Manassas, VA	Troy, AL‡
North Charleston, SC	Houston, TX	New York, NY	Washington, DC
Cleveland, OH

Europe, Asia Pacific and Africa

Aarhus, Denmark	Edinburgh, U.K.	Lille, France	Prague, Czech Republic‡
Amiens, France‡	Eindhoven, Netherlands	Lima, Peru	Rabat, Morocco‡
Arnhem, Netherlands	Espoo, Finland	Lisbon, Portugal‡	Reading, U.K.
Ballerup, Denmark	Frankfurt, Germany	London, U.K.	Rennes, France
Bangalore, India‡	Gävle, Sweden	Lyon, France‡	Riihimäki, Finland
Bertrange, Luxembourg	Gloucester, U.K.	Madrid, Spain‡	Rotterdam, Netherlands
Birmingham, U.K.	Göteborg, Sweden	Málaga, Spain‡	Sacavém, Portugal
Bordeaux, France‡	Grenoble, France	Malmö, Sweden	Santiago, Chile
Borlänge, Sweden	Groningen, Netherlands	Manila, Philippines	São Paulo, Brazil
Bratislava, Slovakia	Hamburg, Germany	Melbourne, Australia	Selangor, Malaysia‡
Bremen, Germany	Heerlen, Netherlands	Milton Keynes, U.K.	Sintra, Portugal‡
Bridgend, U.K. ‡	Helsinki, Finland	Mogi das Cruzes, Brazil	St. Albans, U.K.
Brno, Czech Republic‡	Hobart, Australia‡	Montpellier, France‡	Stavanger, Norway
Bromölla, Sweden	Hoofddorp, Netherlands	Mumbai, India‡	Stockholm, Sweden
Brussels, Belgium	Hyderabad, India‡	Munich, Germany	Strasbourg, France
Caracas, Venezuela	Karlstad, Sweden	Nantes, France	Sundsvall, Sweden
Casablanca, Morocco‡	Köln / Bonn, Germany	Nice, France	Sydney, Australia
Chennai, India‡	Krakow, Poland‡	Oslo, Norway	Tampere, Finland
Clermont-Ferrand, France	Kuala Lumpur, Malaysia‡	Östersund, Sweden‡	Toulouse, France‡
Darmstadt, Germany	Lahti, Finland	Oulu, Finland	Turku, Finland
Didsbury, U.K.	Leatherhead, U.K.	Paris, France	Warsaw, Poland‡
Düsseldorf, Germany	Leinfelden-Echterdingen, Germany	Porto, Portugal‡
‡ indicates cities where CGI operates global delivery centres.

All of CGI’s offices are located in rented premises with the exception of the following properties, which are owned by CGI: one property in Belton, Texas; one property in Montreal, Quebec where one of our data centres is located; two properties in Mississauga, Ontario, one of which is a data centre and the other of which is an office building; one property in Santiago, Chile; one property in Riihimäki, Finland; one residential property in Muurla Finland; one property in Mumbai, India consisting of an office building, but that is built on land that we lease; two properties in Odivelas, Portugal; one property in Bromölla, Sweden; two properties in Bridgend, United Kingdom, one of which is an office building and the other of which is a parcel of land; and one property in Caracas, Venezuela.

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

Our ongoing efforts to extend the ISO 9001 certification to the operations resulting from the Logica acquisition is a key ingredient in CGI’s integration program.

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

The IT Services Industry

Size, Structure and Recent Developments

Although the current state of the economy makes it difficult to predict future trends in IT spending, CGI intends to continue its “build and buy” growth strategy, expanding both through organic growth (“build”) and through acquisition (“buy”). Most businesses and governments still require IT services in challenging market conditions and clients are expected to be looking for increased value and lower costs, thereby presenting opportunities that the Company has successfully exploited in the past. With respect to IT and business process services outsourcing, we believe that the potential remains enormous. CGI has from time to time commissioned a study from International Data Corp. (“IDC”) which provides CGI with insight as to spending on IT and business process services in Canada, the United States and Europe.

According to IDC’s research conducted in 2013, the IT domain spending was estimated to be US$757 billion in the U.S., US$693 billion in Europe and US$65 billion in Canada. These numbers exclude the value of services already outsourced and indicate a large untapped potential market for outsourcing services.

Industry Trends and Outlook

Our industry continues to evolve rapidly. In the early to mid-1990s, 75% of the industry’s revenue came from per diem services, i.e. from specialized assistance within specific projects. Such services did not require a large or complex organization nor did they allow for much differentiation between firms, which resulted in fierce competition.

Today, large IT firms’ revenues are generated by systems integration or outsourcing projects aimed at comprehensive business solutions. Both public and private sector organizations are looking for new ways to provide better services at lower cost. For organizations, the emergence of internet applications and web based business models have shortened implementation time for solutions while the pressure to retain scarce professional resources is increasing. Their need to concentrate on core competencies and to increase flexibility explains why companies increasingly turn to externally sourced professionals for the development and management of some of their specialized functions, including information systems. They are demanding proven technological solutions implemented rapidly at a lower total cost of ownership and operation.

Prospective clients continue to place significant emphasis on cost reductions and are therefore inclined to consider outsourcing part or all of their IT services. These factors help to explain the popularity of global outsourcing services.

Vision and Strategy

At CGI, we derive our business vision from our dream which is to create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

That dream led to CGI’s vision of being a global world-class IT and BPS leader, helping its clients succeed.

Our focus on profitable growth has centered on building critical mass in key client geographies, gaining a deep knowledge of clients’ business sectors and developing specialized practices and innovative solutions.

With the IT industry rapidly maturing, and as globalization and consolidation increased, we continue to execute our “build and buy” growth strategy. CGI remains committed to the fundamentals that help all of CGI’s stakeholders succeed, and the fulfillment of CGI’s strategic objective of doubling the size of the Company.

In 2010, CGI acquired Stanley, Inc. The acquisition nearly doubled the size of CGI’s U.S. operations. In addition, the combination of talent and capabilities created further opportunity for growth in the key U.S. federal market.

Two years later, we made our largest acquisition to date, merging with the Anglo-Dutch business and technology services company Logica. The acquisition more than doubled the number of CGI members globally and offered greater presence, service capabilities and expertise for our clients across the Americas, Europe and Asia. With this acquisition, we became the world’s fifth largest independent IT and business process services company.

Today, with a presence in 40 countries, strong expertise in all of our target markets and a complete range of IT services, CGI is able to meet our clients’ business needs anywhere, anytime. While remaining true to our constitution, CGI continues to adapt to best respond to changes in the IT market, the local and global business climate of clients, and to our professionals’ and shareholders’ expectations.

Competitive Environment

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide. Recent merger and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. This independence allows CGI to deliver the best-suited technology available to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 94% of global IT spend. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:

•

Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.

•	Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to the best-fit 24/7 resources.

•

Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time, on-budget delivery to minimize the uncertainty and risk of projects, enabling our clients to focus on their business objectives.

•

Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are Company owners, providing an added level of commitment to our clients’ success.

•

Practical innovation: We provide a full set of business consulting, systems integration and outsourcing services that are complemented by a strong set of IP offerings to offer creative business strategies to our clients.

CGI’s business operations are executed based on the same Management Foundation, ensuring consistency and cohesion across the world.

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

Significant Developments of the Three Most Recent Fiscal Years

Key Performance Measures

All financial information for the fiscal years ended September 30, 2013 and 2012 is presented in accordance with International Financial Reporting Standards. Financial information for the fiscal year ended September 30, 2011 is presented in accordance with Canadian Generally Accepted Accounting Principles.

We use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. CGI’s management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Readers should refer to the section entitled “Non-GAAP Measures” in the Management’s Discussion and Analysis for the relevant fiscal year for a discussion on the non-GAAP measures used and reconciliation to the closest IFRS measure.

The table below summarizes our most relevant key performance measures:

Profitability

Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes. Management believes this best reflects the profitability of our operations.

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

Capital Structure

Net debt and net debt to capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

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

Fiscal Year ended September 30, 2013

Significant Developments

Fiscal 2013 marks the first full year of results from Logica’s businesses. Operational highlights for the year include:

•	Revenue of $10.1 billion, up 111.3%;

•	Bookings of $10.3 billion, up 99.0%;

•	Backlog of $18.7 billion, up more than $1 billion;

•	Adjusted EBIT of $1,075.6 million, up 96.7%;

•	Adjusted EBIT margin of 10.7%;

•	Net earnings of $727.7 million, or diluted EPS of $2.30, excluding acquisition-related and integration costs and net unfavourable tax adjustments;

•	Net earnings of $455.8 million, or diluted EPS of $1.44 on a GAAP basis, including acquisition-related and integration costs and net unfavourable tax adjustments;

•	Cash provided by operating activities of $671.3 million, or $2.12 per diluted share;

•	Net debt reduced by $365.4 million and repurchased 723,100 shares during the year; and

•	Return on invested capital of 11.8%.

Integration of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As announced in Q2 2013, the Company decided to stretch its integration goals increasing the annual savings target from $300 million to $375 million per year to drive additional long-term savings and EPS accretion. The one-time cost to accomplish the expanded plan had been increased from $400 million to $525 million; and the Company expects to complete the program by the end of fiscal 2014, a year earlier than planned.

Of the announced integration costs of $525.0 million, $109.7 million was expensed in fiscal 2012 while $338.4 million was expensed in the current year for a total of $448.2 million since the beginning of the program. The total future cash disbursements of approximately $213 million will cover the remaining transformation of the business processes as well as the rental payments for sites closed under the program and are comprised of a year-end provision of approximately $136 million and another $76.8 million required to complete the program.

For the first full year of results following the transaction, the Company exceeded its accretion target and realized an EPS before acquisition-related and integration costs and other adjustments of $2.30 per diluted share compared to $1.50 for the previous year.

Share Repurchase Program

On January 30, 2013, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares as of the close of business on January 25, 2013. The NCIB enables CGI to purchase, on the open market, up to 20,685,976 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2013 and ending on the earlier of February 10, 2014, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2013, the Company repurchased for cancellation 723,100 of its Class A subordinate voting shares for $22.9 million at an average price of $31.63 under the current and previous NCIB. As at September 30, 2013, the company may purchase up to an additional 20.0 million shares under the current NCIB.

Bookings and Book-to-Bill Ratio

Bookings for the year were $10.3 billion, representing a book-to-bill ratio of 102.2%. Of the $10.3 billion in bookings signed during this year, 46% came from new business, while 54% came from extensions and renewals.

Our largest verticals for bookings were Manufacturing, retail and distribution, Government and Financial services, making up approximately 27%, 26% and 23% of total bookings, respectively. From a geographical perspective, the U.S. accounted for 27% of total bookings, followed by NSESA at 21% and Canada at 17%.

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 1.2%. This compares with a favourable impact of 0.9% in fiscal 2012, and an unfavourable impact of 3.1% in fiscal 2011. The foreign currency impact in 2013 was mainly due to the strengthening of the euro.

Subsequent Events

On November 29, 2013, Caisse de dépôt et placement du Québec (the “Caisse”) reduced its holding in the Company by 9,962,660 Class A subordinate voting shares. The reduction was in accordance with the Caisse’s portfolio rebalancing policy based on the increase in the share price for the Company’s Class A subordinate voting shares that nearly doubled since the private placement by the Caisse in May of 2012.

As part of the transaction, the Company purchased for cancellation 2,490,660 of the Class A subordinate voting shares representing 25% of the shares sold by the Caisse at a price per share of $40.15 corresponding to the net price that the Caisse obtained from the broker who acquired the remaining 75% of the shares.

The agreement entered into between the Company and the Caisse in connection with the share purchase contained a standstill covenant from the Caisse not to sell any additional Class A subordinate voting shares for a period of 120 days after the closing date of the share repurchase.

In accordance with Toronto Stock Exchange rules, the repurchase by the Company of the shares held by la Caisse will be taken into account when calculating the annual aggregate limit that the Company is entitled to repurchase under its current Issuer Bid.

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

Acquisition of Logica plc

On August 20, 2012, CGI completed the recommended cash acquisition of Logica for 105 pence (C$1.63) per ordinary share, equivalent to a total purchase price of £1.7 billion (C$2.7 billion as at August 20, 2012) plus the assumption of Logica’s net debt of £571.0 million (C$866.7 million). The cash acquisition of all the issued and to be issued ordinary shares of Logica was effected by means of a Court-sanctioned scheme of arrangement in the United Kingdom. Our results for the year ended September 30, 2012 incorporated the operations of Logica subsequent to August 20, 2012. CGI had incurred $255.0 million in acquisition-related and integration costs over the last half of fiscal 2012.

Logica was a business and technology services company, employing 41,000 people. It provided business consulting, systems integration and outsourcing services to clients around the world, including many of Europe’s largest business.

Logica and the Company entered into a cooperation agreement dated May 31, 2012 (the “Cooperation Agreement”) in connection with the acquisition. Pursuant to the Cooperation Agreement, Logica and the Company each agreed to cooperate in relation to the obtaining of any and all regulatory consents, clearances, permissions and waivers as may be necessary, and the making of all regulatory filings as were necessary, in connection with the acquisition, and Logica and the Company each agreed to work together to implement certain appropriate proposals in relation to Logica share schemes and employment benefits.

The consideration paid under the Logica acquisition was funded through a combination of:

•

cash proceeds of C$1.0 billion from the issuance of 46,707,146 subscription receipts exchangeable for new Class A subordinate voting shares in the Company to the Caisse at $21.41 per subscription receipt pursuant to a subscription agreement entered into by the Caisse and the Company on May 31, 2012 (the “Subscription Agreement”), a subscription receipt agreement entered into by the Caisse, the Company and Computershare Trust Company of Canada as subscription receipt agent, on May 31, 2012 (the “Subscription Receipt Agreement”);

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

Share Repurchase Program

On February 1, 2012, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the NCIB to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares over the next twelve months. The NCIB enables CGI to purchase, on the open market, up to 22,064,163 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares may be purchased under the NCIB commencing February 9, 2012 and ending on the earlier of February 8, 2013, or the date on which the Company either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elected to terminate the NCIB.

During fiscal 2012, the Company repurchased 5,368,000 of its Class A subordinate voting shares for $102.8 million at an average price of $19.16, under the current and previous NCIB. As at September 30, 2012, the Company could purchase up to an additional 21.0 million shares under the current NCIB.

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 0.9%. This compared with an unfavourable impact of 3.1% in fiscal 2011, and a favourable impact of 5.8% in fiscal 2010. The foreign currency impact in 2012 was mainly due to the strengthening of the U.S. dollar.

Fiscal Year ended September 30, 2011

Significant Developments

The Company continued to grow year-over-year and our adjusted EBIT margin continued to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase the return to our shareholders. The highlights below include the impacts of the Performance Improvement Plan as explained below under Performance Improvement Plan:

•	Bookings of $4.9 billion;

•	Book-to-bill ratio of 115%[1];

•	Constant currency revenue growth of 18.9% over the prior fiscal year;

•	Adjusted EBIT margin remained high at 12.7%[1];

•	Basic and diluted EPS grew by 29.1% and 27.4% respectively compared to the prior fiscal year;

•	Return on equity reached 19.6%[1];

•	Cash provided by continuing operating activities remained strong, representing 13.5%[1] of revenue; and

•	Repurchased 16.4 million Class A subordinate voting shares of the Company.

[1]	These highlights reflect the adjusted financial results following the adoption of International Financials Reporting Standards issued by the International Accounting Standards Board.

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

Private Debt Placement

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with large U.S. institutional investors. The private placement was comprised of three tranches of senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company drew the proceeds during the fourth quarter of fiscal 2012, and executed interest rate swaps subject to favourable market conditions in order to reduce its financing costs and maximize flexibility. The Company used the proceeds of the private placement to pay down part of the Company’s existing revolving term facility.

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

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 115% for the year. Of the $4.9 billion in bookings signed during the year, 63% came from new business, while 37% came from extensions and renewals.

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

Share Repurchase Program

On January 26, 2011, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the NCIB to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares during the next year. The NCIB enabled CGI to purchase, on the open market, up to 23,006,547 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares could be purchased under the NCIB commencing February 9, 2011 and ending on the earlier of February 8, 2012, or the date on which the Company either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elected to terminate the NCIB.

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

Organizational challenges associated with our size

With the acquisition of Logica, our organization has more than doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, internal controls and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.

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

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risks

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

With our expanded presence in Europe, if uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt or if austerity measures persist, the euro may weaken against the Canadian dollar. Similarly, if other currencies of countries where we operate weaken against the Canadian dollar, our consolidated financial results could be materially adversely affected.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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

AUDITORS

The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Company’s Audit and Risk Management Committee.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form of the Company, together with a copy of any document incorporated by reference therein, (ii) a copy of the consolidated financial statements of the Company for the year ended September 30, 2013 together with the accompanying report of the auditor and a copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 13, 2013 and (iv) a copy of the Management’s Discussion & Analysis of the Company for the year ended September 30, 2013.

Additional information, including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Management Proxy Circular dated December 13, 2013.

Additional financial information in relation to the last fiscal year ended September 30, 2013 is presented in the audited consolidated financial statements of the Company and in the related Management’s Discussion & Analysis of the Company.

The documents mentioned above are available on SEDAR at www.sedar.com and on the Company’s web site at www.cgi.com. You can also obtain a copy of such documents by contacting Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

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
January 30, 2013
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

CGI

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

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2013 and 2012

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

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Executive Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

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

/s/ Michael E. Roach	/s/ R. David Anderson
Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 13, 2013

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	1

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

As of the end of the Company’s 2013 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2013, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2013, has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ Michael E. Roach	/s/ R. David Anderson
Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer
November 13, 2013

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2013, and our report dated November 13, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 13, 2013

1.	CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2013 and 2012 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2013 and 2012 and its financial performance and its cash flows for the years ended September 30, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	4

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.’s internal control over financial reporting as of September 30, 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated November 13, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 13, 2013

1.	CPA auditor, CA, public accountancy permit No. 112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	5

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except share data)

	2013	2012
	$	$
Revenue	10,084,624	4,772,454

Operating expenses
Costs of services, selling and administrative (Note 22)	9,012,310	4,226,859
Acquisition-related and integration costs (Note 25b)	338,439	254,973
Finance costs (Note 24)	113,931	42,099
Finance income	(4,362)	(5,318)
Other income	—	(3,955)
Foreign exchange gain	(3,316)	(1,134)
Share of profit on joint venture	—	(3,996)

	9,457,002	4,509,528

Earnings before income taxes	627,622	262,926
Income tax expense (Note 15)	171,802	131,397

Net earnings	455,820	131,529

Earnings per share (Note 20)
Basic earnings per share	1.48	0.50
Diluted earnings per share	1.44	0.48

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	6

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2013	2012 (Revised – Note 25)
	$	$
Net earnings	455,820	131,529

Net unrealized gains (losses) on translating financial statements of foreign operations (net of income taxes) (Note 25a)	297,761	(19,626)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(143,785)	10,766
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	134	(11,615)
Net unrealized actuarial (losses) gains (net of income taxes)	(30,845)	5,210
Net unrealized (losses) gains on investments available for sale (net of income taxes)	(1,704)	987

Other comprehensive income (loss)	121,561	(14,278)

Comprehensive income	577,381	117,251

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	7

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2013	2012 (Revised – Note 25)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	106,199	113,103
Short-term investments	69	14,459
Accounts receivable (Note 5)	1,205,625	1,412,935
Work in progress	911,848	697,132
Prepaid expenses and other current assets	219,721	235,962
Income taxes	17,233	39,877

Total current assets before funds held for clients	2,460,695	2,513,468
Funds held for clients (Note 6)	222,469	202,407

Total current assets	2,683,164	2,715,875
Property, plant and equipment (Note 7)	475,143	481,480
Contract costs (Note 8)	140,472	168,650
Intangible assets (Note 9)	708,165	787,779
Other long-term assets (Note 10)	110,321	94,625
Deferred tax assets (Note 15)	368,217	348,689
Goodwill (Note 11)	6,393,790	6,093,134

	10,879,272	10,690,232

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,125,916	1,286,031
Accrued compensation	713,933	522,564
Deferred revenue	508,267	535,902
Income taxes	156,358	176,962
Provisions (Note 12)	223,074	250,687
Current portion of long-term debt (Note 13)	534,173	52,347

Total current liabilities before clients’ funds obligations	3,261,721	2,824,493
Clients’ funds obligations	220,279	197,986

Total current liabilities	3,482,000	3,022,479
Long-term provisions (Note 12)	109,011	126,138
Long-term debt (Note 13)	2,332,377	3,196,061
Other long-term liabilities (Note 14)	591,763	657,121
Deferred tax liabilities (Note 15)	155,329	147,452
Retirement benefits obligations (Note 16)	153,095	118,078

	6,823,575	7,267,329

Equity
Retained earnings	1,551,956	1,113,225
Accumulated other comprehensive income (Note 17)	121,855	294
Capital stock (Note 18)	2,240,494	2,201,694
Contributed surplus	141,392	107,690

	4,055,697	3,422,903

	10,879,272	10,690,232

See Notes to the consolidated financial statements.

Approved by the Board

/s/ Michael E. Roach	/s/ Serge Godin
Michael E. Roach	Serge Godin
Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	8

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012, as retrospectively revised	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the year	455,820	—	—	—	455,820
Other comprehensive income for the year	—	121,561	—	—	121,561

	1,569,045	121,855	2,201,694	107,690	4,000,284
Share-based payment costs (Note 19c)	—	—	—	31,273	31,273
Income tax impact associated with stock options	—	—	—	15,232	15,232
Exercise of stock options (Note 18)	—	—	51,971	(12,531)	39,440
Exercise of performance share units (“PSUs”) (Note 18)	—	—	272	(272)	—
Repurchase of Class A subordinate shares (Note 18)	(17,089)	—	(5,780)	—	(22,869)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(7,663)	—	(7,663)

Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity (Revised - Note 25)
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the year	131,529	—	—	—	131,529
Other comprehensive loss for the year (Note 25a)	—	(14,278)	—	—	(14,278)

	1,189,128	294	1,178,559	98,501	2,466,482
Share-based payment costs (Note 19c)	—	—	—	12,520	12,520
Income tax impact associated with stock options	—	—	—	12,626	12,626
Issuance of Class A subordinate shares, net of transaction costs (Note 18)	—	—	999,178	—	999,178
Exercise of stock options (Note 18)	—	—	64,033	(16,010)	48,023
Repurchase of Class A subordinate shares (Note 18)	(75,903)	—	(26,942)	—	(102,845)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust (Note 18)	—	—	1,118	53	1,171

Balance as at September 30, 2012, as retrospectively revised	1,113,225	294	2,201,694	107,690	3,422,903

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	9

Consolidated Statements of Cash Flows

For the years ended September 30

(tabular amounts only are in thousands of Canadian dollars)

	2013	2012
	$	$
Operating activities
Net earnings	455,820	131,529
Adjustments for:
Amortization and depreciation (Note 23)	435,944	231,398
Deferred income taxes (Note 15)	34,714	(22,306)
Foreign exchange (gain) loss	(4,938)	158
Share-based payment costs (Note 19c)	31,273	12,520
Gain on sale of investment in joint venture	—	(2,981)
Share of profit on joint venture	—	(3,996)
Loss on repayment of debt assumed in business acquisition (Note 25a)	—	83,632
Dividend received from joint venture	—	7,350
Net change in non-cash working capital items (Note 26)	(281,556)	175,958

Cash provided by operating activities	671,257	613,262

Investing activities
Net change in short-term investments	11,843	(5,203)
Business acquisition (including bank overdraft assumed) (Note 25a)	(5,140)	(2,734,795)
Purchase of call options related to business acquisition (Note 25b)	—	(7,146)
Proceeds from sale of investment in joint venture	—	26,000
Proceeds from sale of business	—	4,583
Purchase of property, plant and equipment	(141,965)	(64,555)
Additions to contract costs	(31,207)	(25,325)
Additions to intangible assets	(71,447)	(43,658)
Additions to other long-term assets	—	(2,208)
Purchase of long-term investments	(10,518)	(976)
Proceeds from sale of long-term investments	6,402	—
Payment received from long-term receivable	8,177	4,249

Cash used in investing activities	(233,855)	(2,849,034)

Financing activities
Net change in credit facility	(467,027)	(158,618)
Increase of long-term debt	80,333	2,416,781
Repayment of long-term debt	(68,057)	(62,817)
Repayment of debt assumed in business acquisition (Note 25a)	—	(841,183)
Purchase of Class A subordinate shares held in trust (Note 18)	(7,663)	(14,252)
Sale of Class A subordinate shares held in a trust	—	1,171
Repurchase of Class A subordinate shares (Note 18)	(22,869)	(102,845)
Issuance of Class A subordinate shares, net of transaction costs	39,312	1,047,243

Cash (used in) provided by financing activities	(445,971)	2,285,480

Effect of foreign exchange rate changes on cash and cash equivalents	1,665	2,722

Net (decrease) increase in cash and cash equivalents	(6,904)	52,430
Cash and cash equivalents, beginning of period	113,103	60,673

Cash and cash equivalents, end of period (Note 4)	106,199	113,103

Supplementary cash flow information (Note 26).

See Notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of business solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2013 and 2012 were authorized for issue by the Board of Directors on November 13, 2013.

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

Significant estimates and judgements about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following: business combinations, income taxes, contingencies and provisions, revenue recognition (including provisions for estimated contract losses), share-based payments, investment tax credits and other government programs, defined benefits plan obligations and retirement benefits assets, impairment of property, plant and equipment (“PP&E”), intangible assets and goodwill.

A description of the significant estimates and judgements is included in the respective sections within the notes to the consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

Multiple component arrangements

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. A component is considered to be separately identifiable if it has value to the client on a stand-alone basis. Assessing whether an arrangement involving the provision of multiple components has separately identifiable components requires judgement by management. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate of selling price. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

PP&E, including those items under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Land and buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets as a liability. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives are recognized as a reduction in the rental expense over the lease term.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or development of a qualifying asset are capitalized as part of the cost of the respective asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are expensed in the period they occur.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives and are recorded at cost.

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

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are primarily granted either in the form of cash payments or as an issuance of equity instruments. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued.

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related contract costs, with the excess recorded as a provision and presented in accounts payable and accrued liabilities and other long-term liabilities. At a future date if the contract returns to profitability, the previously recognized impairment loss must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

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

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

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

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of insurance contracts held to fund defined benefit pension and life assurance arrangements, deferred compensation plan assets, long-term investments, retirement benefits assets, long-term receivables, deferred financing fees, long-term maintenance agreements, derivative financial instruments and deposits. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, onerous contracts and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES (CONTINUED)

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

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.

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

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease using the risk-free interest rates. Estimates include potential revenues from the subleasing of vacated premises.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows using the risk-free interest rates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline. The restructuring provisions are comprised of reduction in headcount.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

The Company has made the following classifications:

FVTE

Cash and cash equivalents, short-term investments (other than those included in funds held for clients) and derivatives (unless they qualify for hedge accounting, refer to “Derivative Financial Instruments and Hedging Transactions”). In addition, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loan and receivables

Trade accounts receivable and cash included in funds held for clients.

Available for sale

Long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt excluding obligations under finance leases and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

Hedges on net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES

Cash flow hedges on future revenue

The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

Cash flow hedges on unsecured committed term loan credit facility

The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The above hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

FAIR VALUE HEDGES

Fair value hedges on Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

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

The cross-currency swaps, the foreign currency forward contracts and the interest rate swaps used as a hedging item are derivative financial instruments and, therefore, are recorded at fair value in the consolidated balance sheets under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

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

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, expected rates of return on assets, future salary and pension increases, inflation rates and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other assumptions are based in part on current market conditions.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net finance cost or income. A curtailment arises when a defined benefit pension plan is amended or restructured and results in a significant reduction in plan benefits. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•

IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities. The Company is currently evaluating the impact of these standards on the Company’s consolidated financial statements.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of this standard will not result in any change in the consolidation status of the Company’s subsidiaries.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. Based on the preliminary assessment, the adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income. The presentation of the Company consolidated financial statements will be impacted by this amendment as the Company will group items within its consolidated statements of comprehensive income by items that will and will not be reclassified subsequently to consolidated statements of earnings.

•

IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. Other than for the disclosure requirements, the adoption of this standard will not result in any significant impact on the consolidated financial statements of the Company.

The above standards are effective October 1, 2013 except for IFRS 9 which is effective October 1, 2015, with earlier application permitted.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

4.	Cash and cash equivalents

	As at September 30, 2013	As at September 30, 2012
	$	$
Cash	105,677	86,060
Cash equivalents	522	27,043

	106,199	113,103

5.	Accounts receivable

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Trade	1,018,990	1,239,208
Other[1]	186,635	173,727

	1,205,625	1,412,935

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, research and development tax credits and other job and economic growth creation programs available. The tax credits represent approximately $110,615,000 and $106,491,000 of other accounts receivable in 2013 and 2012, respectively.

The fiscal measures under the Québec Development of E-Business program enable corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015. On July 11, 2013, the government of Québec announced an extension of the fiscal measure under the Québec Development of E-Business program until December 31, 2025. Beginning January 1, 2016, the maximum amount per year per eligible employee for the tax credit will equal $22,500.

6.	Funds held for clients

	As at September 30, 2013	As at September 30, 2012
	$	$
Cash	34,653	11,670
Long-term bonds	187,816	190,737

	222,469	202,407

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2012, revised	56,638	182,553	134,071	413,613	786,875
Additions/transfers	4,038	16,197	18,570	121,060	159,865
Disposals/transfers	—	(8,276)	(13,941)	(60,767)	(82,984)
Foreign currency translation adjustment	1,401	2,747	2,270	11,830	18,248

As at September 30, 2013	62,077	193,221	140,970	485,736	882,004

Accumulated depreciation
As at September 30, 2012	5,240	76,431	40,992	182,732	305,395
Depreciation expense (Note 23)	1,467	28,299	27,788	118,133	175,687
Disposals/transfers	—	(6,393)	(12,730)	(58,871)	(77,994)
Foreign currency translation adjustment	(37)	678	222	2,910	3,773

As at September 30, 2013	6,670	99,015	56,272	244,904	406,861

Net carrying amount as at September 30, 2013	55,407	94,206	84,698	240,832	475,143

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total (Revised – Note 25)
	$	$	$	$	$
Cost
As at September 30, 2011	14,773	125,808	84,046	293,944	518,571
Additions/transfers	23,993	5,021	8,980	58,891	96,885
Additions – business acquisition (Note 25a)	17,617	60,984	43,552	109,486	231,639
Disposals/transfers	—	(9,344)	(2,305)	(46,537)	(58,186)
Foreign currency translation adjustment (Note 25a)	255	84	(202)	(2,171)	(2,034)

As at September 30, 2012	56,638	182,553	134,071	413,613	786,875

Accumulated depreciation
As at September 30, 2011	4,047	65,678	31,767	167,178	268,670
Depreciation expense (Note 23)	1,178	18,189	10,707	62,979	93,053
Disposals/transfers	—	(7,052)	(2,274)	(44,580)	(53,906)
Foreign currency translation adjustment	15	(384)	792	(2,845)	(2,422)

As at September 30, 2012	5,240	76,431	40,992	182,732	305,395

Net carrying amount as at September 30, 2012	51,398	106,122	93,079	230,881	481,480

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

7.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2013			As at September 30, 2012
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,762	7,218	8,544	16,909	5,198	11,711
Computer equipment	105,112	66,117	38,995	103,759	52,201	51,558

	120,874	73,335	47,539	120,668	57,399	63,269

8.	Contract costs

	As at September 30, 2013			As at September 30, 2012 (Revised – Note 25)
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	291,305	165,705	125,600	259,686	111,672	148,014
Incentives	103,058	88,186	14,872	102,061	81,425	20,636

	394,363	253,891	140,472	361,747	193,097	168,650

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

9.	Intangible assets

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total
	$	$	$	$	$
Cost
As at September 30, 2012, revised	130,519	351,355	175,932	819,596	1,477,402
Additions/transfers	23,032	—	27,008	—	50,040
Additions – internally developed	—	28,607	—	—	28,607
Disposals/transfers	(5,824)	(4,641)	(74,329)	(1,382)	(86,176)
Foreign currency translation adjustment	2,646	8,601	1,837	43,790	56,874

As at September 30, 2013	150,373	383,922	130,448	862,004	1,526,747

Accumulated amortization
As at September 30, 2012	78,217	220,317	132,629	258,460	689,623
Amortization expense (Note 23)	29,218	29,302	20,956	114,505	193,981
Disposals/transfers	(5,608)	(4,889)	(72,241)	(1,382)	(84,120)
Foreign currency translation adjustment	1,568	4,877	1,541	11,112	19,098

As at September 30, 2013	103,395	249,607	82,885	382,695	818,582

Net carrying amount as at September 30, 2013	46,978	134,315	47,563	479,309	708,165

	Internal-use software	Business solutions	Software licenses	Client relationships and other	Total (Revised – Note 25)
	$	$	$	$	$
Cost
As at September 30, 2011	90,775	299,788	162,699	390,374	943,636
Additions/transfers	4,158	—	19,499	—	23,657
Additions – internally developed	—	35,360	—	—	35,360
Additions – business acquisition (Note 25a)	39,730	32,426	—	462,907	535,063
Disposals/transfers	(4,012)	(8,099)	(5,115)	(29,999)	(47,225)
Foreign currency translation adjustment (Note 25a)	(132)	(8,120)	(1,151)	(3,686)	(13,089)

As at September 30, 2012	130,519	351,355	175,932	819,596	1,477,402

Accumulated amortization
As at September 30, 2011	71,510	213,780	119,051	247,162	651,503
Amortization expense (Note 23)	9,133	21,770	18,472	50,299	99,674
Disposals/transfers	(2,062)	(8,917)	(4,302)	(31,811)	(47,092)
Foreign currency translation adjustment	(364)	(6,316)	(592)	(7,190)	(14,462)

As at September 30, 2012	78,217	220,317	132,629	258,460	689,623

Net carrying amount as at September 30, 2012	52,302	131,038	43,303	561,136	787,779

All intangible assets are subject to amortization.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

10.	Other long-term assets

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements (Note 16)	20,856	19,122
Deferred compensation plan assets (Note 16)	24,752	18,878
Long-term investments	20,333	15,533
Retirement benefits assets (Note 16)	9,175	9,165
Long-term receivables	4,289	8,502
Deferred financing fees	3,856	5,042
Long-term maintenance agreements	6,653	4,891
Derivative financial instruments (Note 30)	2,518	2,098
Deposits	9,960	8,785
Other	7,929	2,609

	110,321	94,625

11.	Goodwill

On August 20, 2012, the Company acquired 100% of the outstanding ordinary shares of Logica plc (“Logica”), a business and technology services company and made a preliminary purchase price allocation. In 2013, the Company modified the preliminary purchase price allocation and the goodwill has been retrospectively revised.

Due to the change in operating segments at October 1, 2012 (Note 27), the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); the Asia Pacific (including Australia, India, Philippines and the Middle east). The Company reallocated goodwill to the revised CGUs using relative fair values.

The Company completed the annual impairment test using the CGUs which are the same as the operating segments as at September 30, 2013 and did not identify any impairment.

The variations in goodwill were as follows:

	2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at October 1, 2012	1,307,707	1,183,338	1,111,702	742,593	793,121	649,510	305,163	6,093,134
Foreign currency translation adjustment	62,692	91,329	—	63,298	34,170	65,501	(16,334)	300,656

As at September 30, 2013	1,370,399	1,274,667	1,111,702	805,891	827,291	715,011	288,829	6,393,790

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

11.	Goodwill (continued)

Impact of the reallocation of goodwill:

	2012 (Revised – Note 25)
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	GIS[1]	Europe & Asia Pacific	Logica	Total
	$	$	$	$	$	$	$	$	$	$	$
As at September 30, 2011	1,275,588	—	980,648	—	—	—	—	202,835	76,951	—	2,536,022
Business acquisition (Note 25a)	—	—	—	—	—	—	—	—	—	3,541,496	3,541,496
Foreign currency translation adjustment (Note 25a)	(70,849)	—	—	—	—	—	—	(880)	(7,011)	94,356	15,616

As at September 30, 2012	1,204,739	—	980,648	—	—	—	—	201,955	69,940	3,635,852	6,093,134
Goodwill reallocation to new CGUs	102,968	1,183,338	131,054	742,593	793,121	649,510	305,163	(201,955)	(69,940)	(3,635,852)	—

As at October 1, 2012	1,307,707	1,183,338	1,111,702	742,593	793,121	649,510	305,163	—	—	—	6,093,134

[1]	Global Infrastructure Services.

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2013	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax discount rate	10.0	12.5	7.6	10.8	10.7	10.5	20.1
Long-term growth rate of net operating cash flows	2.0	2.0	2.0	2.0	2.0	2.0	2.0

As at September 30, 2012	U.S.	Canada	GIS	Europe & Asia Pacific
	%	%	%	%
Assumptions
Pre-tax discount rate	8.7	5.5	7.2	13.2
Long-term growth rate of net operating cash flows	2.0	2.0	2.0	2.0

As Logica was acquired on August 20, 2012, the consideration paid was the best indicator of fair value for this CGU as at September 30, 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

12.	Provisions

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2012, revised	88,670	91,669	53,366	143,120	376,825
Additional provisions	36,687	—	1,722	249,799	288,208
Utilized amounts	(34,490)	(31,332)	(2,375)	(284,106)	(352,303)
Reversals of unused amounts	(1,683)	—	(1,958)	—	(3,641)
Discount rate adjustment and imputed interest	646	—	572	—	1,218
Foreign currency translation adjustment	4,192	5,081	2,929	9,576	21,778

As at September 30, 2013	94,022	65,418	54,256	118,389	332,085

Current portion	41,668	65,418	7,735	108,253	223,074
Non-current portion	52,354	—	46,521	10,136	109,011

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total (Revised – Note 25)
	$	$	$	$	$
As at September 30, 2011	29,703	2,535	7,559	—	39,797
Additional provisions	4,515	1,719	1,672	101,475	109,381
Provisions assumed in business acquisition (Note 25a)	65,115	87,556	46,628	45,713	245,012
Utilized amounts	(10,445)	(2,217)	—	(5,384)	(18,046)
Reversals of unused amounts	(1,135)	—	(2,908)	—	(4,043)
Discount rate adjustment and imputed interest	148	—	205	—	353
Foreign currency translation adjustment (Note 25a)	769	2,076	210	1,316	4,371

As at September 30, 2012	88,670	91,669	53,366	143,120	376,825

Current portion	31,428	91,669	4,750	122,840	250,687
Non-current portion	57,242	—	48,616	20,280	126,138

[1]

As at September 30, 2013, the timing of cash outflows relating to these provisions ranges between one and ten years (one and thirteen years as at September 30, 2012) and was discounted at a weighted average rate of 1.15% (1.21% as at September 30, 2012). As at September 30, 2013, the provision includes $31,899,000 of integration costs ($nil as at September 30, 2012) (Note 25b).

[2]

As at September 30, 2013, litigations and claims include provisions related to tax exposure, contractual disputes, employee claims and other of $34,409,000, $15,434,000 and $15,575,000, respectively (as at September 30, 2012, $55,090,000, $19,939,000 and $16,640,000, respectively).

[3]

As at September 30, 2013, the decommissioning liability was based on the expected cash flows of $56,454,000 ($55,690,000 as at September 30, 2012) and was discounted at a weighted average rate of 0.93% (1.09% as at September 30, 2012). The timing of the settlement of these obligations ranges between one and ten years as at September 30, 2013 (one and fourteen years as at September 30, 2012).

[4]	As at September 30, 2013, the provision includes $249,799,000 of integration costs ($101,475,000 as at September 30, 2012) (Note 25b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

13.	Long-term debt

	As at September 30, 2013	As at September 30, 2012
	$	$
Senior U.S. unsecured notes repayable by a payment of $87,423 (US$85,000) in 2016, $143,990 (US$140,000) in 2018 and $257,125 (US$250,000) in 2021[1]	475,787	467,610
Unsecured committed revolving facility[2]	254,818	691,960
Unsecured committed term loan credit facility[3]	1,974,490	1,933,948
Obligations bearing a weighted average interest rate of 3.27% (3.34% in 2012) and repayable in blended monthly installments maturing at various dates until 2018	79,446	60,812
Obligations under finance leases, bearing a weighted average interest rate of 3.46% (3.85% in 2012) and repayable in blended monthly installments maturing at various dates until 2019	67,928	85,124
Other long-term debt	14,081	8,954

	2,866,550	3,248,408
Current portion	534,173	52,347

	2,332,377	3,196,061

[1]

As at September 30, 2013, an amount of $488,538,000 was drawn, less fair value adjustments relating to interest rate hedge contracts designated as fair value hedges and financing fees for a total of $12,751,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity as at September 30, 2013 of 6.4 years and a weighted average interest rate of 4.57%. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

[2]

The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in December 2016. This facility is bearing interest at Bankers’ acceptance, LIBOR or Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2013, an amount of $254,818,000 was drawn upon this facility at a margin of 1.75% for LIBOR and Banker’s acceptance and 0.75% for the Canadian prime portion. Also, an amount of $34,552,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

On October 31, 2013, the unsecured revolving credit facility of $1,500,000,000 was extended by one year to December 2017 and can be further extended annually. This agreement was accepted by all the lenders except one having a commitment of $50,000,000 which will expire at the original maturity date. All other terms and conditions including interest rates and banking covenants remain unchanged.

[3]

As at September 30, 2013, an amount of $1,983,812,000 was drawn, less financing costs of $9,322,000. The term loan credit facility expires in tranches on May 2014 ($486,738,000), 2015 ($493,998,000) and 2016 ($1,003,076,000). The term loan credit facility is bearing interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2013, the margin paid was 2.00% for LIBOR and Banker’s acceptance and 1.00% for the Canadian prime portion. The term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2013, the Company was in compliance with these covenants.

Principal repayments on long-term debt over the forthcoming years are as follows:

$
Less than one year	511,949
Between one and two years	518,360
Between two and five years	1,384,198
Beyond five years	406,188

Total principal payments on long-term debt	2,820,695

Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
Less than one year	22,224	1,646	23,870
Between one and two years	23,420	1,039	24,459
Between two and five years	21,887	583	22,470
Beyond five years	397	4	401

Total minimum finance lease payments	67,928	3,272	71,200

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

14.	Other long-term liabilities

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Deferred revenue	225,482	314,758
Estimated losses on revenue-generating contracts	78,390	176,604
Deferred compensation plan liabilities (Note 16)	25,253	19,724
Deferred rent	85,858	94,751
Derivative financial instruments (Note 30)	157,110	32,848
Other	19,670	18,436

	591,763	657,121

15.	Income taxes

	Year ended September 30
	2013	2012
	$	$
Current income tax expense
Current income tax expense in respect of the current year	157,822	151,736
Adjustments recognized in the current year in relation to the income tax expense of prior years	(20,734)	1,967

Total current income tax expense	137,088	153,703
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	35,435	(19,680)
Deferred income tax expense relating to changes in tax rates	27,708	—
Recognition of previously unrecognized temporary differences	(28,429)	(2,626)

Total deferred income tax expense (recovery)	34,714	(22,306)

Total income tax expense	171,802	131,397

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2013	2012
	%	%
Company’s statutory tax rate	26.9	27.3
Effect of foreign tax rate differences	(1.5)	2.9
Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.4)	(0.2)
Non-deductible and tax exempt items	1.0	1.2
Recognition of previously unrecognized temporary differences	(4.5)	—
Effect of non-deductible acquisition-related and integration costs	2.9	18.5
Minimum income tax charge	1.6	0.3
Impact on future tax assets and liabilities resulting from tax rate changes	4.4	—

Effective income tax rate	27.4	50.0

The decrease in Company’s statutory tax rate is explained by the reduction in the federal statutory tax rate from 15.4% to 15.0%.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

15.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2012 (Revised)	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2013
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	96,992	(27,724)	—	—	229	69,497
Tax benefits on losses carried forward	289,323	(10,920)	—	—	22,133	300,536
Accrued compensation	38,518	12,992	—	15,232	2,166	68,908
Retirement benefits	17,448	(2,750)	7,749	—	(489)	21,958
Allowance for doubtful accounts	2,046	3,228	—	—	—	5,274
PP&E, contract costs, intangible assets and other long-term assets	(162,950)	17,932	—	—	(5,400)	(150,418)
Work in progress	(25,382)	(17,107)	—	—	(728)	(43,217)
Goodwill	(35,244)	(4,644)	—	—	(1,438)	(41,326)
Refundable tax credits on salaries	(17,783)	(4,038)	—	—	—	(21,821)
Unrealized gains on cash flow hedges	4,379	(696)	(217)	—	707	4,173
Other liabilities	(6,110)	(987)	4,479	—	1,942	(676)

Deferred income taxes, net	201,237	(34,714)	12,011	15,232	19,122	212,888

	As at September 30, 2011	Additions from business acquisition (Note 25a)	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other (Note 25a)	As at September 30, 2012 (Revised – Note 25)
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	24,884	78,674	(7,473)	—	—	907	96,992
Tax benefits on losses carried forward	7,459	268,569	8,271	—	—	5,024	289,323
Accrued compensation	28,354	2,541	787	—	6,805	31	38,518
Retirement benefits	—	19,387	—	(2,178)	—	239	17,448
Allowance for doubtful accounts	3,255	—	(1,209)	—	—	—	2,046
PP&E, contract costs, intangible assets and other long-term assets	(122,374)	(55,980)	13,769	—	—	1,635	(162,950)
Work in progress	(28,090)	(211)	2,921	—	—	(2)	(25,382)
Goodwill	(33,490)	—	(1,754)	—	—	—	(35,244)
Refundable tax credits on salaries	(14,756)	—	(3,027)	—	—	—	(17,783)
Unrealized gains on cash flow hedges	(1,457)	—	3,236	2,695	—	(95)	4,379
Other liabilities	(3,297)	(10,343)	6,785	548	—	197	(6,110)

Deferred income taxes, net	(139,512)	302,637	22,306	1,065	6,805	7,936	201,237

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Deferred tax assets	368,217	348,689
Deferred tax liabilities	(155,329)	(147,452)

Deferred income taxes, net	212,888	201,237

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

15.	Income taxes (continued)

At September 30, 2013, the Company had $1,920,600,000 in tax losses carried forward and other temporary differences, of which $547,100,000 expire at various dates up to 2029 and $1,373,500,000 have no expiry dates. The Company recognized deferred income tax assets on tax losses carried forward and other temporary differences to the extent that the realization of the related tax benefits through reversal of deferred tax liabilities, future taxable profit and tax planning strategies is probable. The Company recognized a deferred tax asset of $460,800,000 on the losses carried forward and other temporary differences and recognized a valuation allowance of $160,264,000. The resulting net deferred tax asset of $300,536,000 is the amount that is more likely than not to be realized. The valuation allowance related mainly to the tax assets resulting from the Logica acquisition.

The Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in subsidiaries for which a deferred tax liability has not been recognized amount to $934,176,000.

The cash and cash equivalents held by foreign subsidiaries were $16,400,000 as at September 30, 2013. The tax implications on the repatriation of the cash and cash equivalents have no significant impact on the liquidities of the Company and its consolidated financial statements.

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefits plans to its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit retirement plans primarily for the benefit of employees in U.K. and Netherlands, with smaller plans in other countries like Germany, France, Sweden, Norway and Switzerland.

The largest plans are funded plans, where contributions are made by the Company, and also in some cases by the employees, to build up a separate fund of assets which is used to pay the employee benefits. The plans’ assets are held in funds separate from those of the Company. Contribution rates are assessed by the actuary or insurer of each plan in regular funding reviews. Plan benefits typically provide for a pension on retirement based on years of qualifying service and final pensionable salary.

The Company also operates unfunded plans where the Company will be required to pay the future employee benefits from its future earnings.

Stichting Pensioenfonds CMG (Netherlands) – last full actuarial valuation at December 31, 2011

The defined benefit pension plan in Netherlands is closed to accrual. At September 30, 2013, the plan held an insurance policy which matched the majority of the benefits due to members. At October 9, 2013 the Company signed an agreement with an insurance company to cover residual benefits and is no longer exposed to risks in respect of this plan.

CMG UK Pension Plan – last full actuarial valuation at September 30, 2012

CMG UK Pension Plan is the most significant plan in U.K. The plan is closed to accrual and the last funding valuation performed in September 30, 2011 reported a deficit of $78,702,000. A revised recovery plan was agreed with the Trustees and the Company will pay contributions in respect of the expenses and the shortfall in funding of $13,311,000 annually for a period of 5 years and 9 months from July 1, 2011 to March 31, 2017.

The Company expects to contribute $21,020,000 to defined benefit plans during the following year, of which $16,205,000 relates to U.K. plans, and $4,815,000 relating to other plans. The contributions include new benefit accruals and deficit recovery payments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-retirement benefits plans and post-employment benefits plan other than pensions included in the consolidated balance sheets:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Defined benefit obligations	(521,505)	(366,533)	(162,875)	(1,050,913)
Fair value of plan assets	491,717	364,848	50,428	906,993

	(29,788)	(1,685)	(112,447)	(143,920)
Fair value of reimbursement rights	—	—	20,856	20,856

Net liability recognized in the balance sheet	(29,788)	(1,685)	(91,591)	(123,064)

Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements	—	—	20,856	20,856
Retirement benefits assets	8,813	—	362	9,175
Retirement benefits obligations	(38,601)	(1,685)	(112,809)	(153,095)

	(29,788)	(1,685)	(91,591)	(123,064)

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Defined benefit obligations	(437,585)	(326,620)	(150,827)	(915,032)
Fair value of plan assets	433,727	326,793	45,599	806,119

	(3,858)	173	(105,228)	(108,913)
Fair value of reimbursement rights	—	—	19,122	19,122

Net (liability)/asset recognized in the balance sheet	(3,858)	173	(86,106)	(89,791)

Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements	—	—	19,122	19,122
Retirement benefits assets	8,790	375	—	9,165
Retirement benefits obligations	(12,648)	(202)	(105,228)	(118,078)

	(3,858)	173	(86,106)	(89,791)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents a reconciliation of the movements in the defined benefit obligations between the beginning and end of the year, and an analysis of the defined benefit obligations between unfunded plans and those plans that are wholly funded:

Defined benefit obligations	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2012	437,585	326,620	150,827	915,032
Current service cost	1,096	—	7,425	8,521
Interest cost	20,335	12,543	5,489	38,367
Curtailment gains	—	—	(4,371)	(4,371)
Actuarial losses (gains)[1]	53,377	2,439	(3,179)	52,637
Termination benefits	310	—	—	310
Plan participant contributions	271	—	288	559
Benefits paid from the plan	(13,509)	(8,025)	(3,547)	(25,081)
Benefits paid directly by employer	—	—	(2,581)	(2,581)
Foreign currency translation adjustment	22,040	32,956	12,524	67,520

As at September 30, 2013	521,505	366,533	162,875	1,050,913

Defined benefit obligation of unfunded plans	—	—	41,272	41,272
Defined benefit obligation of funded plans	521,505	366,533	121,603	1,009,641

As at September 30, 2013	521,505	366,533	162,875	1,050,913

Defined benefit obligations	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2011	—	—	7,035	7,035
Liabilities assumed in a business acquisition	436,695	304,686	134,780	876,161
Current service cost	140	—	643	783
Interest cost	2,267	1,289	880	4,436
Actuarial (gains) losses[1]	(10,615)	10,214	3,660	3,259
Termination benefits	95	—	—	95
Plan participant contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(410)	(1,518)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,386	11,118	4,367	24,871

As at September 30, 2012	437,585	326,620	150,827	915,032

Defined benefit obligation of unfunded plans	—	—	39,548	39,548
Defined benefit obligation of funded plans	437,585	326,620	111,279	875,484

As at September 30, 2012	437,585	326,620	150,827	915,032

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents a reconciliation of the movements in plan assets and reimbursement rights between the beginning and end of the year:

Plan assets and reimbursement rights	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2012	433,727	326,793	64,721	825,241
Expected return on assets	18,885	12,559	2,518	33,962
Employer contributions	16,937	—	5,664	22,601
Actuarial gains (losses)[1]	13,885	562	(404)	14,043
Plan participants contributions	271	—	288	559
Benefits paid from the plan	(13,509)	(8,025)	(4,132)	(25,666)
Benefits paid directly by employer	—	—	(2,581)	(2,581)
Foreign currency translation adjustment	21,521	32,959	5,210	59,690

As at September 30, 2013	491,717	364,848	71,284	927,849

Plan assets	491,717	364,848	50,428	906,993
Reimbursement rights	—	—	20,856	20,856

As at September 30, 2013	491,717	364,848	71,284	927,849

Plan assets and reimbursement rights	U.K.	Netherlands	Other	Total
	$	$	$	$
As at September 30, 2011	—	—	—	—
Assets acquired in a business acquisition	423,111	304,944	61,263	789,318
Expected return on assets	2,196	1,291	246	3,733
Employer contributions	233	—	649	882
Actuarial (losses) gains[1]	(594)	10,119	1,122	10,647
Plan participants contributions	38	—	32	70
Benefits paid from the plan	(421)	(687)	(482)	(1,590)
Benefits paid directly by employer	—	—	(160)	(160)
Foreign currency translation adjustment	9,164	11,126	2,051	22,341

As at September 30, 2012	433,727	326,793	64,721	825,241

Plan assets	433,727	326,793	45,599	806,119
Reimbursement rights	—	—	19,122	19,122

As at September 30, 2012	433,727	326,793	64,721	825,241

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Equities	181,463	—	2,214	183,677
Bonds	283,186	—	20,805	303,991
Property	23,529	—	4,936	28,465
Cash	3,539	2,435	513	6,487
Other[1]	—	362,413	21,960	384,373

	491,717	364,848	50,428	906,993

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Equities	141,402	—	2,465	143,867
Bonds	262,845	—	20,065	282,910
Property	21,398	—	4,930	26,328
Cash	8,082	2,733	2,263	13,078
Other[1]	—	324,060	15,876	339,936

	433,727	326,793	45,599	806,119

[1]	Other is mainly composed of various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company or property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense recognized in the consolidated statements of earnings:

		Year ended September 30
	2013	2012
	$	$
Current service cost	8,521	783
Curtailment gain	(4,371)	—
Termination benefits	310	95
Interest cost	38,367	4,436
Expected return on plan assets and reimbursement rights[1]	(33,962)	(3,733)

	8,865 [2]	1,581	[2]

[1]	Actual return on plan assets and reimbursement rights was $48,005,000 ($14,380,000 for the year ended September 30, 2012).
[2]

The expense was presented as costs of services, selling and administrative and finance costs for an amount of $5,981,000 and $4,405,000, respectively ($878,000 and $703,000 for the year ended September 30, 2012), with a curtailment gain of $1,521,000 presented in acquisition-related and integration costs ($nil for the year ended September 30, 2012) (Note 25b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rate, expected return on plan assets, rate of inflation, salary and pension increases and mortality rates all have a significant effect on the accounting valuation.

As at September 30, 2013	U.K.	Netherlands	Other	Total
	%	%	%	%
Discount rate	4.40	3.60	3.84	4.03
Expected return on plan assets	5.05	3.60	4.32	4.43
Future salary increases	3.35	—	—	—
Future pension increases	3.19	—	—	—
Inflation	3.35	2.00	2.20	2.72

As at September 30, 2012	U.K.	Netherlands	Other	Total
	%	%	%	%
Discount rate	4.55	3.55	3.35	4.00
Expected return on plan assets	4.55	3.55	3.26	4.07
Future salary increases	2.60	—	—	—
Future pension increases	2.57	—	—	—
Inflation	2.60	2.00	2.10	2.31

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables: (1) U.K.: 110% PNXA00 (year of birth) plus CMI_2011 projections with 1% p.a. minimum long term improvement rate; and (2) Netherlands: AG Generation 2012-2062 with an age setback of 1 year.

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

The following table shows the sensitivity of the defined benefit obligations to changes in these assumptions:

As at September 30, 2013	U.K.	Netherlands	Other	Total
	$	$	$	$
Increase of 0.25% in the discount rate	(21,118)	(14,367)	(5,539)	(41,024)
Decrease of 0.25% in the discount rate	23,052	15,235	5,770	44,057
Increase of 0.25% in inflation	16,235	—	1,438	17,673
Decrease of 0.25% in inflation	(14,107)	—	(625)	(14,732)
Increase of one year in life expectancy	10,504	8,747	2,204	21,455
Decrease of one year in life expectancy	(10,626)	(8,973)	(2,650)	(22,249)

As at September 30, 2012	U.K.	Netherlands	Other	Total
	$	$	$	$
Increase of 0.25% in the discount rate	(18,043)	(14,154)	(5,200)	(37,397)
Decrease of 0.25% in the discount rate	19,424	13,599	5,195	38,218
Increase of 0.25% in inflation	13,698	—	778	14,476
Decrease of 0.25% in inflation	(11,902)	—	(830)	(12,732)
Increase of one year in life expectancy	8,901	6,855	2,222	17,978
Decrease of one year in life expectancy	(9,004)	(7,018)	(2,184)	(18,206)

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost expense for defined contribution plans amounted to $207,616,000 in 2013 ($45,194,000 in 2012).

In addition, in Sweden the Company contributes to the Alecta SE pension plan which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as it is a multi-employer plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2013, Alecta’s collective funding ratio was 145%. The plan expense was $38,598,000 in 2013 ($3,450,000 in 2012).

OTHER BENEFIT PLANS

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totaled $501,000 as at September 30, 2013 ($846,000 as at September 30, 2012). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $24,752,000 as at September 30, 2012 ($18,878,000 as at September 30, 2012).

The deferred compensation plans assets and liabilities are presented in other long-term assets and other long-term liabilities, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

17.	Accumulated other comprehensive income

	As at September 30, 2013	As at September 30, 2012 (Revised – Note 25)
	$	$
Net unrealized gains (losses) on translating financial statements of foreign operations, net of accumulated income tax expense of $18,818 as at September 30, 2013 (net of accumulated income tax expense of $330 as at September 30, 2012)	290,410	(7,351)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $21,349 as at September 30, 2013 (net of accumulated income tax expense of $959 as at September 30, 2012)	(137,714)	6,071
Net unrealized losses on cash flow hedges, net of accumulated income tax recovery of $3,085 as at September 30, 2013 ($3,302 as at September 30, 2012)	(6,209)	(6,343)
Net unrealized actuarial (losses) gains, net of accumulated income tax recovery of $5,788 as at September 30, 2013 (net of accumulated income tax expense of $1,961 as at September 30, 2012)	(26,267)	4,578
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $617 as at September 30, 2013 ($1,276 as at September 30, 2012)	1,635	3,339

	121,855	294

For the year ended September 30, 2013, $1,967,000 of the net unrealized losses previously recognized in other comprehensive income, net of income tax recovery of $1,601,000, were reclassified to net earnings for derivatives designated as cash flow hedges ($794,000 of the net unrealized gains net of income tax recovery of $277,000 for the year ended September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

18.	Capital stock

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

For 2013 and 2012, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559
Issued upon financing of business acquisition, net of transaction costs	46,707,146	999,178	—	—	46,707,146	999,178
Issued upon exercise of stock options[1]	5,376,920	64,033	—	—	5,376,920	64,033
Repurchased and cancelled[2]	(5,368,000)	(26,942)	—	—	(5,368,000)	(26,942)
Purchased and held in trust[3]	—	(14,252)	—	—	—	(14,252)
Sale of shares held in trust[3]	—	1,118	—	—	—	1,118

As at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Issued upon exercise of stock options[1]	3,765,982	51,971	—	—	3,765,982	51,971
Repurchased and cancelled[2]	(723,100)	(5,780)	—	—	(723,100)	(5,780)
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)
PSUs exercised[3]	—	272	—	—	—	272
Conversion of shares[4]	335,392	468	(335,392)	(468)	—	—

As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494

[1]

The carrying value of Class A subordinate shares includes $12,531,000 ($16,010,000 in 2012), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

On January 30, 2013, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 20,685,976 Class A subordinate shares during the next year (22,064,163 in 2012) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase commencing February 11, 2013, until no later than February 10, 2014, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During the year ended September 30, 2013, the Company repurchased 723,100 Class A subordinate shares (5,368,000 in 2012) for cash consideration of $22,869,000 ($102,845,000 in 2012). The excess of the purchase price over the carrying value, in the amount of $17,089,000 ($75,903,000 in 2012), was charged to retained earnings.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 336,849 Class A subordinate shares of the Company on the open market for $7,663,000 during the year ended September 30, 2013 (761,358 Class A subordinate shares for $14,252,000 during the year ended September 30, 2012). In addition, during the year ended September 30, 2013, 14,020 PSUs were exercised with a recorded fair value of $217,000 that was removed from contributed surplus. The excess of the average carrying value over the recorded fair value in the amount of $55,000 was removed from contributed surplus. As at September 30, 2013, 1,186,695 Class A subordinate shares were held in trust under the PSU plan (863,866 as at September 30, 2012) (Note 19b).

[4]	During the year ended September 30, 2013, a shareholder converted 335,392 Class B shares into 335,392 Class A subordinate shares.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

19.	Share-based payments

a) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2013, 37,115,627 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2013		2012
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	18,617,230	12.69	24,163,317	11.42
Granted	7,196,903	23.89	2,551,547	19.74
Exercised	(3,765,982)	10.47	(5,376,920)	8.93
Forfeited	(1,825,447)	19.77	(2,720,714)	15.47
Expired	(13,135)	11.42	—	—

Outstanding, end of year	20,209,569	16.45	18,617,230	12.69

Exercisable, end of year	10,955,235	11.70	12,079,231	10.69

The weighted average share price at the date of exercise for share options exercised in 2013 was $29.47 ($22.46 in 2012).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2013:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
6.69 to 7.81	818,879	3.06	7.69	818,879	7.69
8.00 to 8.55	1,070,895	1.59	8.53	1,070,895	8.53
9.05 to 9.43	2,229,726	5.00	9.31	2,229,726	9.31
10.05 to 11.80	1,605,616	4.03	11.37	1,605,616	11.37
12.54 to 13.26	3,177,721	5.99	12.55	3,177,721	12.55
14.48 to 15.96	3,317,208	7.00	15.48	1,687,459	15.48
19.28 to 22.52	987,510	8.00	19.77	296,954	19.86
23.65 to 32.57	7,002,014	9.22	23.89	67,985	26.39

	20,209,569	6.76	16.45	10,955,235	11.70

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

19.	Share-based payments (continued)

a) Stock options (continued)

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2013	2012
Weighted average assumptions
Grant date fair value ($)	4.98	4.67
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.67	27.63
Risk-free interest rate (%)	1.29	1.20
Expected life (years)	4.00	4.00
Exercise price ($)	23.89	19.74
Share price ($)	23.89	19.74

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

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

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2011	164,012
Granted[1]	761,358
Forfeited	(61,504)

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Exercised	(14,020)
Forfeited	(469,072)

Outstanding as at September 30, 2013	1,186,695

[1]	The PSUs granted in the period had a grant date fair value of $23.65 per unit in 2013 ($19.71 in 2012).

c) Share-based payment costs

The share-based payment expense recorded in cost of services, selling and administrative expenses is as follows:

	Year ended September 30
	2013	2012
	$	$
Stock options	19,631	9,310
PSUs	11,642	3,210

	31,273	12,520

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the year ended September 30:

	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	455,820	307,900,034	1.48	131,529	263,431,660	0.50
Dilutive stock options and PSUs[2]		9,074,145			10,212,342

	455,820	316,974,179	1.44	131,529	273,644,002	0.48

[1]

The 723,100 Class A subordinate shares repurchased and 1,186,695 Class A subordinate shares held in trust during the year ended September 30, 2013 (5,368,000 and 863,866, respectively, during year ended September 30, 2012), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 19,994 stock options for the year ended September 30, 2013 (2,400,489 for the year ended September 30, 2012), as they were anti-dilutive.

21.	Construction contracts in progress

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

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2013	As at September 30, 2012
	$	$
Recognized as:
Revenue in the respective year	1,634,739	637,764
Recognized as:
Amounts due from customers under construction contracts[1]	311,733	366,398
Amounts due to customers under construction contracts	(209,890)	(206,235)

[1]	As at September 30, 2013, retentions held by customers for contract work in progress amounted to $38,133,000 ($21,402,000 as at September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

22.	Costs of services, selling and administrative

	Year ended September 30
	2013	2012
	$	$
Salaries and other member costs[1]	5,954,032	2,771,802
Hardware, software and data center related costs	864,687	400,015
Professional fees and other contracted labour	1,311,323	592,374
Property costs	410,197	204,944
Amortization and depreciation (Note 23)	416,889	220,054
Other operating expenses	55,182	37,670

	9,012,310	4,226,859

[1]	Net of tax credits of $95,911,000 in 2013 ($98,750,000 in 2012).

23.	Amortization and depreciation

	Year ended September 30
	2013	2012
	$	$
Depreciation of PP&E1	175,687	93,053
Amortization of intangible assets	185,309	99,674
Amortization of contract costs related to transition costs	55,893	27,327

Included in costs of services, selling and administrative (Note 22)	416,889	220,054
Amortization of contract costs related to incentives (presented as a reduction of revenue)	8,151	8,723
Amortization of internal-use software (presented in acquisition-related and integration costs) (Note 25b)	8,672	—
Amortization of deferred financing fees (presented in finance costs)	1,186	1,211
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,046	1,371
Amortization of premiums and discounts on long-term investments (presented net in finance costs)	—	39

	435,944	231,398

[1]	Depreciation of property, plant and equipment acquired under finance leases was $21,102,000 in 2013 ($20,799,000 in 2012).

24.	Finance costs

	Year ended September 30
	2013	2012
	$	$
Interest on long-term debt	104,502	40,853
Net finance costs on defined benefit plans (Note 16)	4,405	703
Other finance costs	5,024	543

	113,931	42,099

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries

2013 TRANSACTIONS

There were no significant acquisitions and disposals during fiscal 2013.

2012 TRANSACTIONS

a) Modifications to purchase price allocation

On August 20, 2012, the Company acquired 100% of the outstanding ordinary shares of Logica, a business and technology services company, for a total cash consideration of $2,682,380,000 and the assumption of Logica’s net debt of $866,658,000. The acquisition and the repayment of Logica’s debt assumed were funded through the issuance of 46,707,146 new Class A subordinate voting shares at a price of $21.41 for a total consideration of $1,000,000,000 and through a term loan agreement of $1,933,858,000. The remaining funding came from the Company’s existing credit facility and cash.

During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation.

	Purchase price allocation, as originally reported	Adjustments and reclassifications	Final purchase price allocation
	$	$	$
Assets
Current assets[1]	1,374,838	(72,333)	1,302,505
Property, plant and equipment	250,808	(19,169)	231,639
Contract costs	71,697	948	72,645
Intangible assets	603,683	(68,620)	535,063
Other long-term assets	87,789	(1,667)	86,122
Deferred tax assets	197,210	126,571	323,781
Goodwill	3,276,172	265,324	3,541,496

	5,862,197	231,054	6,093,251

Liabilities
Current liabilities	(1,546,273)	(285,657)	(1,831,930)
Debt[2]	(808,775)	—	(808,775)
Deferred tax liabilities	(43,616)	22,472	(21,144)
Long-term provisions	(182,880)	86,570	(96,310)
Retirement benefits obligations	(113,526)	—	(113,526)
Other long-term liabilities	(426,864)	(54,439)	(481,303)

	(3,121,934)	(231,054)	(3,352,988)

Bank overdraft assumed, net	(57,883)	—	(57,883)

Net assets acquired	2,682,380	—	2,682,380

Cash consideration	2,676,912		2,676,912
Consideration payable[3]	5,468		5,468

[1]	The current assets include accounts receivable with a fair value of $866,816,000 which approximates the gross amount due under the contracts.
[2]

The fair value of the assumed debt in the business acquisition at August 20, 2012 was $808,775,000. In 2012, the Company repaid Logica’s debt for an amount of $891,354,000, less settlement of foreign currency forward contracts of $50,171,000 resulting in a loss of $83,632,000, which was recorded in acquisition-related and integration costs.

[3]	Paid during the year ended September 30, 2013.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012

The following represents the revised consolidated balance sheet as at September 30, 2012 which reflects the final purchase price allocation adjustments and the related additional reclassifications applied to the consolidated balance sheet as at September 30, 2012. A discussion of the adjustments and resulting impact for year ended September 30, 2012 are presented further below.

	As originally reported		Adjustments and reclassifications	Foreign exchange on adjustments	Final
	$		$	$	$
Assets
Current assets
Cash and cash equivalents	113,103		—	—	113,103
Short-term investments	14,459		—	—	14,459
Accounts receivable	1,446,149	A	(32,273)	(941)	1,412,935
Work in progress	744,482	A	(45,819)	(1,531)	697,132
Prepaid expenses and other current assets	244,805	A	(8,840)	(3)	235,962
Income taxes	24,650	I	14,599	628	39,877

Total current assets before funds held for clients	2,587,648		(72,333)	(1,847)	2,513,468
Funds held for clients	202,407		—	—	202,407

Total current assets	2,790,055		(72,333)	(1,847)	2,715,875
Property, plant and equipment	500,995	A, B, F	(19,169)	(346)	481,480
Contract costs	167,742	A	948	(40)	168,650
Intangible assets	858,892	C	(68,620)	(2,493)	787,779
Other long-term assets	96,351	A	(1,667)	(59)	94,625
Deferred tax assets	219,590	I	126,571	2,528	348,689
Goodwill	5,819,817		265,324	7,993	6,093,134

	10,453,442		231,054	5,736	10,690,232

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,156,737	A, H	124,680	4,614	1,286,031
Accrued compensation	539,779	D	(16,695)	(520)	522,564
Deferred revenue	443,596	A	90,792	1,514	535,902
Income taxes	177,030	I	(58)	(10)	176,962
Provisions	160,625	E, F, J	86,938	3,124	250,687
Current portion of long-term debt	52,347		—	—	52,347

Total current liabilities before clients’ funds obligations	2,530,114		285,657	8,722	2,824,493
Clients’ funds obligations	197,986		—	—	197,986

Total current liabilities	2,728,100		285,657	8,722	3,022,479
Long-term provisions	216,507	E, F	(86,570)	(3,799)	126,138
Long-term debt	3,196,061		—	—	3,196,061
Other long-term liabilities	601,232	A, D, G, H	54,439	1,450	657,121
Deferred tax liabilities	171,130	I	(22,472)	(1,206)	147,452
Retirement benefits obligations	118,078		—	—	118,078

	7,031,108		231,054	5,167	7,267,329

Equity
Retained earnings	1,113,225		—	—	1,113,225
Accumulated other comprehensive (loss) income	(275)		—	569	294
Capital stock	2,201,694		—	—	2,201,694
Contributed surplus	107,690		—	—	107,690

	3,422,334		—	569	3,422,903

	10,453,442		231,054	5,736	10,690,232

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

A.	Contract accounting

The Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, work in progress, prepaid expenses and other current assets, property, plant and equipment and other long-term assets decreased by an amount of $32,273,000, $13,663,000, $8,840,000, $8,947,000, $1,667,000, respectively while contract costs, accounts payable and accrued liabilities as well as long-term deferred revenue, estimated losses on revenue-generating contracts and other within other long-term liabilities increased by an amount of $948,000, $4,482,000, $29,638,000, $142,173,000 and $8,514,000, respectively.

In addition, certain reclassifications for presentation purposes were done. As a result, accounts payable and accrued liabilities and current deferred revenue increased by an amount of $114,253,000 and $90,792,000, respectively while work in progress, long-term deferred revenue and estimated losses on revenue-generating contracts within other long-term liabilities decreased by an amount of $32,156,000, $131,751,000 and $105,450,000, respectively.

B.	Buildings

The Company refined the assumptions related to the fair value of buildings acquired. As a result, property, plant and equipment decreased by an amount of $2,377,000.

C.	Intangible assets

The Company refined the assumptions related to cash flows. As a result, internal-use software increased by an amount of $5,918,000 while business solutions and client relationships decreased by an amount of $3,966,000 and $70,572,000, respectively.

D.	Accrued compensation

The Company adjusted the accrued compensation provision. As a result, accrued compensation decreased by an amount of $16,695,000 while other within other long-term liabilities increased by an amount of $5,488,000.

E.	Litigations and claims

The Company obtained supplementary information, reviewed estimates and settled claims that have been agreed upon by both parties for a social security and contractual dispute claim against the Company. As a result, current and non-current provisions for litigations decreased by an amount of $708,000 and $18,144,000, respectively.

In addition, the Company made certain reclassifications from non-current provisions to current provisions for an amount of $86,884,000.

F.	Lease provisions

The Company refined the assumptions related to the discount rate, sub-lease rental cash flows and costs to restore premises at the end of the lease period. As a result, onerous leases within current provisions decreased by an amount of $3,704,000 while onerous lease and decommissioning liabilities within non-current provisions and decommissioning liabilities within current provisions increased by an amount of $9,681,000, $13,777,000 and $1,405,000. Additionally, leasehold improvements within property, plant and equipment decreased by an amount of $7,845,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a) Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

G.	Fair value of client contracts

The Company refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, long-term deferred revenue within other long-term liabilities increased by an amount of $67,507,000.

H.	Fair value of lease contracts

The Company refined the assumptions related to the discount rate and rental rates in effect at the acquisition date of lease contracts. As a result, deferred rent within accounts payable and accrued liabilities and within other long-term liabilities increased by an amount of $5,945,000 and $38,320,000.

I.	Income taxes

The Company obtained supplementary information concerning income tax provisions. As a result, income taxes payable decreased by an amount of $28,280,000. The related income tax impact of the adjustments to purchase price allocation on income taxes receivable and deferred tax liabilities was a decrease by an amount of $7,501,000 and $6,972,000, respectively while deferred tax assets and income taxes payable increased by an amount of $142,071,000 and $6,122,000, respectively.

In addition, for presentation purposes, reclassifications were made from income taxes payable to income taxes receivable for an amount of $22,100,000 and from deferred tax assets to deferred tax liabilities for an amount of $15,500,000.

J.	Restructuring

The Company refined the assumptions related to restructuring provisions assumed in the acquisition. As a result, expected restructuring costs within current and non-current provisions increased by an amount of $3,061,000 and decreased by an amount of $5,000,000, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

25.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

b) Acquisition-related and integration costs

In connection with the acquisition of Logica, the Company expensed $338,439,000 of the announced integration program of $525,000,000, during the year ended September 30, 2013. This amount included integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $249,799,000 (Note 12), costs related to onerous leases of $31,899,000 (Note 12) and other integration costs of $56,741,000. During the year ended September 30, 2012, the integration costs of $109,714,000 included integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $101,475,000 (Note 12) and other integration costs of $8,239,000.

During the year ended September 30, 2013, the Company paid in total $306,433,000 ($8,239,000 during the year ended September 30, 2012) related to the integration program and $37,937,000 ($5,384,000 during the year ended September 30, 2012), related to the restructuring program of Logica announced before the acquisition, on December 14, 2011. During the year ended September 30, 2013, the non-cash integration costs of $7,151,000 ($nil during the year ended September 30, 2012) included amortization expense of $8,672,000 (Note 23) and curtailment gain of $1,521,000 (Note 16).

In addition, during the year ended September 30, 2012, the Company expensed acquisition-related costs of $36,403,000 and financing costs of $108,856,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisition and foreign exchange call options for an amount of $7,146,000 in order to comply with the funds certain requirement under the UK City Code on Takeovers and Mergers. During the year ended September 30, 2013, the Company paid $27,203,000 ($118,056,000 during the year ended September 30, 2012) related to the acquisition-related costs.

c) Disposal

There were no significant disposals during fiscal 2012.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

26.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2013	2012
	$	$
Accounts receivable	280,146	(61,373)
Work in progress	(169,035)	(15,815)
Prepaid expenses and other assets	14,757	(10,020)
Accounts payable and accrued liabilities	(231,169)	62,697
Accrued compensation	164,166	89,836
Provisions	(67,055)	85,715
Deferred revenue	(163,941)	46,727
Other long-term liabilities	(106,253)	(536)
Income taxes	(3,172)	(21,273)

	(281,556)	175,958

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2013	2012
	$	$
Operating activities
Accounts receivable	(412)	(284)
Prepaid expenses and other assets	(4,180)	(11,105)

	(4,592)	(11,389)

Investing activities
Purchase of property, plant and equipment	(12,909)	(32,207)
Additions of intangible assets	(4,948)	(15,359)
Additions of other long-term assets	(1,852)	(7,426)

	(19,709)	(54,992)

Financing activities
Increase in obligations under finance leases	11,745	29,753
Increase in obligations	12,144	36,344
Issuance of shares	412	284

	24,301	66,381

c) Interest paid and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2013	2012
	$	$
Interest paid	104,981	34,573
Interest received	3,550	3,415
Income taxes paid	131,552	144,010

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through five operating segments, namely: U.S., Canada, GIS, Europe & Asia Pacific and Logica. Effective October 1, 2012, as a result of changes to the management reporting structure in the current year, the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: U.S., NSESA; Canada; France (including Luxembourg and Morocco); U.K.; CEE (including Netherlands, Germany and Belgium); and Asia Pacific (including Australia, India, Philippines and the Middle East).

The following presents information on the Company’s operations based on its current management structure effective October 1, 2012. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

			Year ended September 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	2,512,530	2,010,693	1,685,723	1,273,604	1,158,520	1,003,950	439,604	10,084,624

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	283,690	139,418	320,306	109,760	102,820	67,341	52,295	1,075,630
Acquisition-related and integration costs								(338,439)
Finance costs								(113,931)
Finance income								4,362

Earnings before income taxes								627,622

[1]

Total amortization and depreciation of $426,086,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $103,520,000, $78,095,000, $99,899,000, $30,855,000, $52,417,000, $34,899,000 and $26,401,000, respectively for the year ended September 30, 2013.

			Year ended September 30, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	2,120,382	216,366	1,737,529	157,328	171,548	191,596	177,705	4,772,454

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	233,764	(9,370)	302,552	(9,168)	(2,297)	(834)	32,082	546,729
Acquisition-related and integration costs								(254,973)
Finance costs								(42,099)
Finance income								5,318
Other income								3,955
Share of profit on joint venture								3,996

Earnings before income taxes								262,926

[1]

Total amortization and depreciation of $230,148,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $90,752,000, $8,606,000, $104,624,000, $4,372,000, $9,414,000, $5,398,000 and $6,982,000 respectively, for the year ended September 30, 2012.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for property, plant and equipment, contract costs and intangible assets based on their location:

	As at September 30, 2013	As at September 30, 2012 (Revised)
	$	$
U.S.	288,307	298,967
Canada	289,248	292,990
U.K.	210,089	243,998
France	125,056	130,225
Sweden	96,608	103,581
Finland	66,408	76,550
Germany	55,786	63,166
Netherlands	50,016	52,483
Rest of the world	142,262	175,949

	1,323,780	1,437,909

The following table provides revenue information based on the client’s location:

	2013	2012
	$	$
U.S.	2,650,540	2,240,644
Canada	1,670,190	1,721,491
U.K.	1,271,405	205,247
France	1,257,473	153,879
Sweden	909,977	59,822
Finland	571,682	56,437
Netherlands	507,638	62,135
Germany	353,967	97,134
Rest of the world	891,752	175,665

	10,084,624	4,772,454

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2013	2012
	$	$
Outsourcing
IT Services	4,474,203	2,216,942
BPS	1,143,069	838,879
Systems integration and consulting	4,467,352	1,716,633

	10,084,624	4,772,454

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,392,286,000 (13.8%) of revenues included within the U.S. segment for the year ended September 30, 2013 ($1,336,941,000 (28.0%) for the year ended September 30, 2012).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

28.	Related party transactions

a) Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries are as follows:

Name of subsidiary	Country of incorporation
Conseillers en Gestion et Informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States
Stanley Associates, Inc.	United States
CGI Federal Inc.	United States
Oberon Associates, Inc.	United States
CGI Information Systems and Management Consultants Private Limited	India
Logica Private Limited	India
CGI France SAS	France
CGI Business Consulting France SAS	France
CGI Nederland BV	Netherlands
Logica Deutschland GmbH & Co KG	Germany
CGI TI Portugal SA	Portugal
CGI Danmark A/S	Denmark
CGI Norge AS	Norway
CGI Technologies and Solutions Australia Pty Limited	Australia
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI Sverige Infrastructure Management Abv	Sweden
CGI Information Systems and Management Consultants (UK) Limited	United Kingdom
CGI IT UK Limited	United Kingdom

b) Compensation of key management personnel

Compensation of key management personnel, defined as the Board of Directors and the Executive Vice-President and Chief Financial Officer, was as follows:

	2013	2012
	$	$
Short-term employee benefits	8,940	3,909
Share-based payments	13,715	5,732

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Commitments, contingencies and guarantees

a) Commitments

At September 30, 2013, the Company is committed under the terms of operating leases with various expiration dates up to 2027, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,652,449,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	376,539
Between one and two years	300,867
Between two and five years	627,123
Beyond five years	347,920

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings during the year was $326,140,000 ($136,938,000 in 2012), net of sub-lease income of $25,851,000 ($8,014,000 in 2012). As at September 30, 2013, the total future minimum sub-lease payments expected to be received under non-cancellable sub-lease were $110,823,000 ($114,458,000 as at September 30, 2012).

The Company entered into long-term service and other agreements representing a total commitment of $63,856,000. Minimum payments under these agreements are due as follows:

$
Less than one year	30,867
Between one and two years	23,976
Between two and five years	9,013
Beyond five years	—

b) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

29.	Commitments, contingencies and guarantees (continued)

c) Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $9,742,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2013. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2013, the Company provided for a total of $53,926,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term. The Company also has letters of credit for a total of $83,830,000 in addition to the letters of credit covered by the unsecured committed revolving facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments

FAIR VALUE

At September 30, 2013 and 2012, the estimated fair values of trade accounts receivable, cash included in funds held for clients, accounts payable and accrued liabilities, accrued compensation, long-term debt obligation and clients’ funds obligations approximate their respective carrying values.

The fair values of Senior U.S. unsecured notes, the unsecured committed revolving facility and the unsecured committed term loan credit facility, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, are $510,667,000, $254,162,000 and $1,984,773,000 as at September 30, 2013, respectively ($521,971,000, $685,951,000 and $1,951,279,000 as at September 30, 2012, respectively), as compared to their carrying value $475,787,000, $254,818,000 and $1,974,490,000, respectively ($467,610,000, $691,960,000 and $1,933,948,000 as at September 30, 2012, respectively) (Note 13).

The following table summarizes the fair value of outstanding hedging instruments:

	Recorded in	As at September 30, 2013	As at September 30, 2012
		$	$
Hedges on net investments in foreign operations
US$552,000 debt designated as the hedging instrument of the Company’s net investment in U.S. operations (US$818,000 as at September 30, 2012)	Long-term debt	567,732	804,667
€85,000 debt designated as a hedging instrument of the Company’s net investment in European operations (€45,000 as at September 30, 2012)	Long-term debt	118,320	56,907
$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2012)	Other long-term liabilities	137,795	23,876
Cash flow hedges on future revenue
US$56,800 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$32,100 as at September 30, 2012)	Other current assets	1,078	6,514
	Other long-term assets	300	1,024
US$94,436 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$51,944 as at September 30, 2012)	Accrued liabilities	3,707	1,678
	Other long-term liabilities	4,079	2,697
$142,528 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($53,145 as at September 30, 2012)	Other current assets	267	—
	Other long-term assets	838	—
	Accrued liabilities	2,605	6,533
	Other long-term liabilities	1,549	2,073

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

FAIR VALUE (CONTINUED)

	Recorded in	As at September 30, 2013	As at September 30, 2012
		$	$
Cash flow hedges on future revenue (continued)
€31,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€nil as at September 30, 2012)	Accrued liabilities	11	—
	Other long-term liabilities	52	—
€17,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham (€nil as at September 30, 2012)	Other long-term assets	26	—
	Accrued liabilities	149	—
	Other long-term liabilities	54	—
Cash flow hedges on unsecured committed term loan credit facility
$1,234,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2012)	Other long-term assets	1,354	—
	Accrued liabilities	412	—
	Other long-term liabilities	537	4,202
Fair value hedges on Senior U.S. unsecured notes
US$250,000 interest rate swaps fixed-to-floating (US$125,000 as at September 30, 2012)	Other long-term assets	—	1,074
	Other long-term liabilities	13,044	—
Derivatives not designated as hedges
£nil foreign currency forward contracts to hedge the net exposure of some assets and liabilities denominated in foreign currencies (£37,288 as at September 30, 2012)	Accrued liabilities	—	2,182

Valuation techniques used to value financial instruments are as follows:

•	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

•

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows.

The Company expects that approximately $5,733,000 of the accumulated net unrealized loss on all derivative financial instruments designated as cash flow hedges as at September 30, 2013 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2013, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 13) and holds interest rate swaps that mitigate this risk on the variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The Company also has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Interest rate risk (continued)

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivatives. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar and euro revenues.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed revolving facility and Senior U.S. unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

In addition, to mitigate foreign exchange risk arising from transactions denominated in currencies other than the Company’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically by means of foreign currency forward contracts. Moreover, during the year ended September 30, 2013, the Company entered into a cross-currency swap contract to exchange Canadian dollars for U.S. dollars related to part of the unsecured committed term loan credit facility. The Company has not applied hedge accounting to any of these contracts. During the year ended September 30, 2013, a fair value gain on the cross-currency swap contract amounted to $21,325,000 and was offsetting a translation exchange loss on the unsecured committed term loan credit facility of $21,600,000. A fair value loss of $6,992,000 on the foreign currency forward contracts was also offsetting a translation exchange gain.

The gains and losses on the economic hedges and the hedged instruments were recorded in foreign exchange gain in the consolidated statements of earnings. As at September 30, 2013, these contracts were terminated.

The Company is mainly exposed to fluctuations in the Swedish krona, U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

	2013				2012
	Swedish krona impact	U.S. dollar impact	Euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	Euro impact	British pound impact
Increase in net earnings	11,548	4,201	5,921	55	4,041	5,067	5,362	5,241
Decrease in other comprehensive income	—	(71,751)	(150,066)	—	—	(87,564)	(126,356)	—

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

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

As at September 30, 2013	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,125,916	1,125,916	1,125,916	—	—	—
Accrued compensation	713,933	713,933	713,933	—	—	—
Senior U.S. unsecured notes	475,787	643,324	22,308	22,308	149,547	449,161
Unsecured committed revolving facility	254,818	273,935	6,000	6,000	261,935	—
Unsecured committed term loan credit facility	1,974,490	2,105,910	544,955	536,547	1,024,408	—
Obligations repayable in blended monthly installments	79,446	84,392	21,940	24,861	37,449	142
Other long-term debt	14,081	14,081	5,023	1,129	2,972	4,957
Clients’ funds obligations	220,279	220,279	220,279	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	9,697
Outflow		13,523	6,740	4,679	2,104	—
(Inflow)		(2,746)	(1,367)	(631)	(748)	—
Cross-currency swaps	137,795
Outflow		1,356,654	25,153	231,178	1,100,323	—
(Inflow)		(1,248,720)	(37,835)	(220,777)	(990,108)	—
Interest rate swaps	12,639
Outflow		1,596,637	474,184	318,714	515,635	288,104
(Inflow)		(1,625,755)	(475,879)	(321,066)	(526,778)	(302,032)

	5,018,881	5,271,363	2,651,350	602,942	1,576,739	440,332

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2012	Carrying amount (Note 25a)	Contractual cash flows (Note 25a)	Less than one year (Note 25a)	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,286,031	1,286,031	1,286,031	—	—	—
Accrued compensation	522,564	522,564	522,564	—	—	—
Senior U.S. unsecured notes	467,610	635,519	21,299	21,299	145,980	446,941
Unsecured committed revolving facility	691,960	762,215	16,783	16,783	728,649	—
Unsecured committed term loan credit facility	1,933,948	2,146,967	67,870	547,177	1,531,920	—
Obligations repayable in blended monthly installments	60,812	64,330	20,166	17,653	26,444	67
Other long-term debt	8,954	8,954	476	8,478	—	—
Clients’ funds obligations	197,986	197,986	197,986	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	5,443
Outflow		14,265	8,620	2,915	2,730	—
(Inflow)		(7,603)	(6,556)	(1,047)	—	—
Cross-currency swaps	23,876
Outflow		1,254,517	22,612	22,612	1,209,293	—
(Inflow)		(1,288,939)	(38,519)	(38,519)	(1,211,901)	—
Interest rate swaps	3,128
Outflow		1,445,111	20,665	469,874	812,132	142,440
(Inflow)		(1,457,023)	(21,489)	(469,624)	(815,336)	(150,574)
Foreign currency forward contracts	2,182
Outflow		406,881	406,881	—	—	—
(Inflow)		(404,741)	(404,741)	—	—	—

	5,204,494	5,587,034	2,120,648	597,601	2,429,911	438,874

As at September 30, 2013, the Company holds cash and cash equivalents and short-term and long-term investments of $126,601,000 ($143,095,000 as at September 30, 2012). The Company also has available $1,210,630,000 in unsecured committed revolving facility (Note 13) ($786,089,000 as at September 30, 2012). The funds held for clients of $222,469,000 ($202,407,000 as at September 30, 2012) fully cover the clients’ funds obligations. Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

30.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amounts of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with short-term and long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of accounts receivable that are past due:

	2013	2012 (Revised – Note 25)
	$	$
Not past due	814,054	983,093
Past due 1-30 days	109,942	162,314
Past due 31-60 days	43,909	43,736
Past due 61-90 days	32,309	25,101
Past due more than 90 days	21,022	28,510

	1,021,236	1,242,754
Allowance for doubtful accounts	(2,246)	(3,546)

	1,018,990	1,239,208

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data)

31.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2013, total managed capital was $7,048,848,000 ($6,814,406,000 as at September 30, 2012). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents (Note 4), short-term investments, long-term investments and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

•	Debt/Capitalization

•	Net Debt/Capitalization

•	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the impact of the fair value of derivative financial instruments) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

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

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2013 and 2012	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR 2013

November 14, 2013

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2013 and 2012. CGI’s accounting policies are in accordance with International Financials Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 1

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings before acquisition-related and integration costs, finance costs, finance income, other income, share of profit on joint venture, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days sales outstanding (“DSO”);

4.	Return on invested capital (“ROIC”);

5.	Return on equity (“ROE”);

6.	Net debt; and

7.	Net debt to capitalization ratio.

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

A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 21. Definitions of constant currency growth, DSO, ROIC, ROE, net debt and net debt to capitalization are provided on page 9. A reconciliation of net debt to its closest IFRS measure and a discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 30.

Change in Reporting Segments

At the beginning of fiscal 2013, we revised our management reporting structure to reflect our new operating segments established following the acquisition of Logica plc (“Logica”) on August 20, 2012. This included the modification of our basis of reporting such that the revenue and profitability of our Global Infrastructure Services (“GIS”) activities were reallocated to each geographic segment. The Company is now managed through the following seven operating segments, namely: Canada; United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Central and Eastern Europe (including the Netherlands, Germany, and Belgium) (“CEE”); United Kingdom (“U.K.”); Asia Pacific (including Australia, India, the Philippines and the Middle East); and France (including Luxembourg and Morocco). This MD&A reflects the current segmentation and therefore the segmented results for the year and three months ended September 30, 2012 were retrospectively revised. Please refer to Note 27 of our audited consolidated financial statements for additional information on our segments.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 2

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	5

	1.2. Vision and Strategy	6

	1.3. Competitive Environment	6

2. Highlights and Key Performance Measures	A summary of key achievements during the year and past three years’ key performance measures, and CGI’s share performance.

	2.1. Fiscal 2013 Highlights	8

	2.2. Key Performance Measures Defined	9

	2.3. Selected Yearly Information & Key Performance Measures	10

	2.4. Stock Performance	11

3. Financial Review	A discussion of year-over-year changes to operating results for the years ended September 30, 2013 and 2012, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	13

	3.2. Foreign Exchange	14

	3.3. Revenue Distribution	15

	3.4. Revenue Variation and Revenue by Segment	16

	3.5. Operating Expenses	18

	3.6. Adjusted EBIT by Segment	19

	3.7. Earnings before Income Taxes	21

	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 3

Section	Contents	Pages
4. Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	24

	4.2. Capital Resources	27

	4.3. Contractual Obligations	28

	4.4. Financial Instruments and Hedging Transactions	28

	4.5. Selected Measures of Liquidity and Capital Resources	30

	4.6. Off-Balance Sheet Financing and Guarantees	30

	4.7. Capability to Deliver Results	31

5. Fourth Quarter Results	A discussion of year-over-year changes to operating results for the three months ended September 30, 2013 and 2012, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis.

	5.1 Revenue Variation and Revenue by Segment	32

	5.2 Adjusted EBIT by Segment	35

	5.3 Net Earnings and Earnings Per Share	37

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	39

7. Changes in Accounting Standards	A summary of future accounting standards to be adopted.	40

8. Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the consolidated financial statements.	41

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	46

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1 Risks and Uncertainties	46

	10.2 Legal Proceedings	54

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 4

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology and business process services firm in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include the following:

•	Financial services – Helping financial institutions, including most major banks and top insurers, to reduce costs, increase efficiency and improve customer service.

•

Government – Supporting over 2,000 government organizations in reducing costs and improving the efficiency, quality and accountability of public service organizations, all while increasing citizen engagement.

•	Health – Helping more than 1,000 healthcare facilities, hospitals and departments of health implement solutions for better care, better business and better outcomes.

•

Telecommunications and utilities – Helping six of the top ten largest global telecommunications providers and eight of the top ten largest European utilities deliver new revenue streams and improve productivity and service.

•	Manufacturing, retail and distribution (“MRD”) – Enabling business transformation for more than 2,000 clients by improving efficiency and loyalty, lowering costs and boosting sustainable growth.

CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of the legacy CGI’s business units continue to be certified and the work on harmonizing Logica’s processes to apply for the same certification is in progress.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 5

1.2. VISION AND STRATEGY

At CGI, we derive our business vision from our dream which is to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of. That dream led to CGI’s vision of being a global world-class IT and BPS leader, helping its clients succeed.

Our focus on profitable growth has centered on building critical mass in key client geographies, gaining a deep knowledge of clients’ business sectors and developing specialized practices and innovative solutions.

With the IT industry rapidly maturing, and as globalization and consolidation increased, we focused on executing our “build and buy” growth strategy, expanding both through organic growth (“build”) and through acquisitions (“buy”) a strategy that we follow to this day.

CGI remains committed to the fundamentals that help all of CGI’s stakeholders succeed, and the fulfillment of CGI’s strategic objective of doubling the size of the Company.

In 2010, CGI acquired Stanley, Inc. The acquisition nearly doubled the size of CGI’s U.S. operations. In addition, the combination of talent and capabilities created further opportunity for growth in the key U.S. federal market.

Two years later, we made our largest acquisition to date, merging with the Anglo-Dutch business and technology services Company Logica. The acquisition more than doubled the number of CGI members globally and offered greater presence, service capabilities and expertise for our clients across the Americas, Europe and Asia. With this acquisition, we became the world’s fifth largest independent IT and business process services Company.

Today, with a presence in 40 countries, strong expertise in all of our target markets and a complete range of IT services, CGI is able to meet our clients’ business needs anywhere, anytime. While remaining true to our Constitution, CGI continues to adapt to best respond to changes in the IT market, the local and global business climate of clients, and to our professionals’ and shareholders’ expectations

1.3. COMPETITIVE ENVIRONMENT

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

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. This independence allows CGI to deliver the best-suited technology available to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 94% of global IT spend. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:

•

Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 6

•	Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to the best-fit 24/7 resources.

•

Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time, on-budget delivery to minimize the uncertainty and risk of projects, enabling our clients to focus on their business objectives.

•

Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are Company owners, providing an added level of commitment to our clients’ success.

•

Practical innovation: We provide a full set of business consulting, systems integration and outsourcing services that are complemented by a strong set of IP offerings to offer creative business strategies to our clients.

CGI’s business operations are executed based on the same Management Foundation, ensuring consistency and cohesion across the world.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in our targeted vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined Management Foundation; and our focus on client satisfaction which is supported by our client proximity business model.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 7

2.	Highlights and Key Performance Measures

2.1. FISCAL 2013 HIGHLIGHTS

Fiscal 2013 marks the first full year of results from Logica’s businesses. Operational highlights for the year include:

•	Revenue of $10.1 billion, up 111.3%;

•	Bookings of $10.3 billion, up 99.0%;

•	Backlog of $18.7 billion, up more than $1 billion;

•	Adjusted EBIT of $1,075.6 million, up 96.7%;

•	Adjusted EBIT margin of 10.7%;

•	Net earnings of $727.7 million, or diluted EPS of $2.30, excluding acquisition-related and integration costs and net unfavorable tax adjustments;

•	Net earnings of $455.8 million, or diluted EPS of $1.44 on a GAAP basis, including acquisition-related and integration costs and net unfavorable tax adjustments;

•	Cash provided by operating activities of $671.3 million, or $2.12 per diluted share;

•	Net debt reduced by $365.4 million and repurchased 723,100 shares during the year; and

•	Return on invested capital of 11.8%.

2.1.1. Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As announced in Q2 2013, the Company decided to stretch its integration goals increasing the annual savings target from $300 million to $375 million per year to drive additional long-term savings and EPS accretion. The one-time cost to accomplish the expanded plan had been increased from $400 million to $525 million; and the Company expects to complete the program by the end of fiscal 2014, a year earlier than planned.

Of the announced integration costs of $525.0 million, $109.7 million was expensed in fiscal 2012 while $338.4 million was expensed in the current year for a total of $448.2 million since the beginning of the program. The total future cash disbursements of approximately $213 million will cover the remaining transformation of the business processes as well as the rental payments for sites closed under the program and are comprised of a year-end provision of approximately $136 million and another $76.8 million required to complete the program.

For the first full year of results following the transaction, the Company exceeded its accretion target. As noted on page 23 the Company realized an EPS before acquisition-related and integration costs and other adjustments of $2.30 per diluted share compared to $1.50 for the previous year.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 8

2.2. KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and the discussion of each indicator follow in the subsequent sections.

Profitability

•     Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 2). Management believes this best reflects the profitability of our operations.

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

Capital Structure

•     Net debt and net debt to capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 9

2.3. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

CGI completed its acquisition of Logica on August 20, 2012, six weeks prior to the end of fiscal 2012. The significant year-over-year changes for fiscal 2011 through fiscal 2013 are primarily attributable to this acquisition. The Company is currently executing its integration plan and expects the margins to improve further as additional cost synergies are realized.

As at and for the years ended September 30, In millions of CAD unless otherwise noted	2013	2012	2011	Change 2013 / 2012	Change 2012 / 2011
Growth
Backlog [1]	18,677	17,647	13,398	1,030	4,249
Bookings	10,310	5,180	4,875	5,130	305
Book-to-bill ratio	102.2%	108.5%	115.4%	(6.3%)	(6.9%)
Revenue	10,084.6	4,772.5	4,223.9	5,312.2	548.5
Year-over-year growth [2]	111.3%	13.0%	15.8%	98.3%	(2.8%)
Constant currency growth [2]	110.1%	12.1%	18.9%	98.0%	(6.8%)
Profitability
Adjusted EBIT [3]	1,075.6	546.7	536.3	528.9	10.4
Adjusted EBIT margin	10.7%	11.5%	12.7%	(0.8%)	(1.2%)
Net earnings	455.8	131.5	438.1	324.3	(306.6)
Net earnings margin	4.5%	2.8%	10.4%	1.7%	(7.6%)
Basic EPS (in dollars)	1.48	0.50	1.65	0.98	(1.15)
Diluted EPS (in dollars)	1.44	0.48	1.59	0.96	(1.11)
Liquidity
Cash provided by operating activities	671.3	613.3	570.0	58.0	43.3
As a % of revenue	6.7%	12.9%	13.5%	(6.2%)	(0.6%)
Days sales outstanding [4,10]	49	74	53	(25)	21
Capital structure
Net debt [5]	2,739.9	3,105.3	919.0	(365.4)	2,186.3
Net debt to capitalization ratio [6,10]	39.6%	46.5%	27.4%	(6.9%)	19.1%
Return on equity [7]	12.3%	5.0%	19.6%	7.3%	(14.6%)
Return on invested capital [8]	11.8%	11.4%	13.7%	0.4%	(2.3%)
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	106.3	127.6	70.8	(21.3)	56.7
Total assets [10]	10,879.3	10,690.2	4,657.4	189.0	6,032.9
Long-term financial liabilities [9,10]	3,186.2	4,097.4	238.2	(911.2)	3,859.2

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]

Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details. The reader should note that both the year-over-year and constant currency growth rates for fiscal 2011 have not been restated as fiscal 2010 numbers under IFRS are not available.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 21.
[4]

Days sales outstanding are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts assumed through the Logica acquisition.

[5]

Net debt represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments. It is a non-GAAP measure for which we provide the reconciliation to its closest IFRS measure on page 30.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 10

[6]

The net debt to capitalization ratio represents the proportion of debt net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity and debt.

[7]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity.
[8]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and debt, less cash and cash equivalents, short-term and marketable long-term investments.

[9]	Long-term financial liabilities include the long-term portion of debt, long-term provisions, retirement benefits obligations and other long-term liabilities.
[10]	The reader should note that the figures for fiscal 2012 were restated to reflect the preliminary purchase price allocation adjustments made to the opening balance sheet of Logica.

2.4. STOCK PERFORMANCE

*	On September 20, 2013, 17.7 million CGI shares were traded on the TSX. The higher volume is likely related to CGI’s recent inclusion in the S&P/TSX 60 Index.

2.4.1. Fiscal 2013 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX 60 Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	26.36
High:	37.82
Low:	22.33
Close:	36.15
CDN average daily trading volumes*:	1,179,354

NYSE	(US$)
Open:	26.92
High:	36.72
Low:	22.51
Close:	35.10
U.S. average daily trading volumes:	170,085

*	Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 11

2.4.2. Share Repurchase Program

On January 30, 2013, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares as of the close of business on January 25, 2013. The NCIB enables CGI to purchase, on the open market, up to 20,685,976 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2013 and ending on the earlier of February 10, 2014, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2013, the Company repurchased 723,100 of its Class A subordinate shares for $22.9 million at an average price of $31.63 under the current and previous NCIB. As at September 30, 2013, the Company may purchase up to an additional 20.0 million shares under the current NCIB.

2.4.3. Capital Stock and Options Outstanding (as at November 8, 2013)

277,469,091 Class A subordinate shares

33,272,767 Class B shares

19,846,975 options to purchase Class A subordinate shares

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 12

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $10.3 billion, representing a book-to-bill ratio of 102.2%. The breakdown of the $10.3 billion in bookings signed during the year is as follow:

Contract Type		Service Type		Segment		Vertical Markets
A. New business	46%	A. Management of IT and business functions (outsourcing)	49%	A. USA	27%	A. Manufacturing, retail & distribution	27%
B. Extensions and renewals	54%			B. NSESA	21%
				C. Canada	17%	B. Government	26%
		B. Systems integration and consulting	51%	D. France	11%	C. Financial services	23%
				E. U.K.	11%	D. Telecommunications & utilities	13%
				F. CEE	11%
				G. Asia Pacific	2%	E. Health	11%

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 13

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at September 30,	2013	2012	Change
U.S. dollar	1.0285	0.9837	4.6%
Euro	1.3920	1.2646	10.1%
Indian rupee	0.0164	0.0186	(11.8%)
British pound	1.6639	1.5869	4.9%
Swedish krona	0.1604	0.1498	7.1%
Australian dollar	0.9607	1.0219	(6.0%)

Average foreign exchange rates

For the years ended September 30,	2013	2012	Change
U.S. dollar	1.0155	1.0074	0.8%
Euro	1.3326	1.3077	1.9%
Indian rupee	0.0180	0.0192	(6.3%)
British pound	1.5846	1.5878	(0.2%)
Swedish krona	0.1551	0.1482	4.7%
Australian dollar	1.0105	1.0368	(2.5%)

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 14

3.3.	REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type A. Management of IT and business functions (outsourcing) 56% 1. IT services 44% 2. Business process services 12% B. Systems integration and consulting 44%
Client Geography A. U.S. 26% B. Canada 17% C. France 12% D. U.K. 12% E. Sweden 9% F. Finland 6% G. Rest of the world 18%
Vertical Markets A. Government 32% B. Manufacturing, retail & distribution 26% C. Financial services 18% D. Telecommunications & utilities 16% E. Health 8%

3.3.1. Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 13.8% of our revenue for fiscal 2013 as compared to 28.0% in fiscal 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 15

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2013 and 2012. The fiscal 2012 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates. Since our presence in the segments NSESA, France, U.K., CEE, and Asia Pacific was not significant until the Logica acquisition which was completed on August 20, 2012, management believes that calculating the foreign exchange impact by applying the exchange rate differential to the CGI fiscal 2012 revenue amounts is more representative for these segments.

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Total CGI revenue	10,084,624	4,772,454	111.3%
Variation prior to foreign currency impact	110.1%
Foreign currency impact	1.2%
Variation over previous period	111.3%
U.S.
Revenue prior to foreign currency impact	2,489,115	2,120,382	17.4%
Foreign currency impact	23,415
U.S. revenue	2,512,530	2,120,382	18.5%
NSESA
Revenue prior to foreign currency impact	1,992,779	216,366	821.0%
Foreign currency impact	17,914
NSESA revenue	2,010,693	216,366	829.3%
Canada
Revenue prior to foreign currency impact	1,685,021	1,737,529	(3.0%)
Foreign currency impact	702
Canada revenue	1,685,723	1,737,529	(3.0%)
France
Revenue prior to foreign currency impact	1,260,810	157,328	701.4%
Foreign currency impact	12,794
France revenue	1,273,604	157,328	709.5%
U.K.
Revenue prior to foreign currency impact	1,154,178	171,548	572.8%
Foreign currency impact	4,342
U.K. revenue	1,158,520	171,548	575.3%
CEE
Revenue prior to foreign currency impact	992,206	191,596	417.9%
Foreign currency impact	11,744
CEE revenue	1,003,950	191,596	424.0%

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 16

For the years ended September 30,	2013	2012	Change
Asia Pacific
Revenue prior to foreign currency impact	451,736	177,705	154.2%
Foreign currency impact	(12,132)
Asia Pacific revenue	439,604	177,705	147.4%

We ended fiscal 2013 with revenue of $10,084.6 million, an increase of $5,312.2 million or 111.3% over fiscal 2012. On a constant currency basis, revenue increased by 110.1%, while foreign currency rate fluctuations favourably impacted our revenue by $58.8 million or 1.2%. Year-over-year, our MRD vertical market grew the most at 292%, followed by our telecommunications & utilities vertical at 134% and healthcare at 84%.

The significant revenue growth year-over-year, was due to the impact of the Logica acquisition, and to a lesser extent from the continued growth in our U.S. operations, which posted a constant currency growth of 17.4%. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Revenue from these five segments represented $5,886.4 million or 58.4% of total CGI revenue for the year.

3.4.1. U.S.

Revenue in our U.S. segment was $2,512.5 million in fiscal 2013, an increase of $392.1 million or 18.5% compared to fiscal 2012. On a constant currency basis, growth was 17.4% year-over-year. The increase in revenue reflects the high levels of bookings from 2012 and 2013 now coming on stream and the ramp up of existing engagements, primarily in the government and health vertical markets, and to a lesser extent the addition of Logica’s U.S. business. For the current year, U.S.’s top two vertical markets were government and health, which together accounted for approximately 80% of its revenue.

3.4.2. NSESA

Revenue from our NSESA segment was $2,010.7 million in fiscal 2013, an increase of $1,794.3 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in Sweden, Finland, Denmark, Norway, Portugal, Spain and Brazil, while CGI had operations in Spain and Portugal. For fiscal 2013, revenue coming from Sweden and Finland accounted for 72% of this segment. For the current year, NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 61% of its revenue.

3.4.3. Canada

Revenue in our Canada segment for fiscal 2013 was $1,685.7 million, a decrease of $51.8 million or 3.0% compared to fiscal 2012. The revenue change was due to lower SI&C work volumes due to the completion of projects, and a cautionary spending pattern deferring the start-up of new projects and to a lesser extent from the expiration of a document management services contract in the financial services vertical. For the current year, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 58% of its revenue.

3.4.4. France

Revenue from our France segment was $1,273.6 million in fiscal 2013, an increase of $1,116.3 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica. For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 67% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 17

3.4.5. U.K.

Revenue from our U.K. segment was $1,158.5 million in fiscal 2013, an increase of $987.0 million compared to 2012. The increase in revenue was due to the acquisition of Logica. For the current year, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 71% of its revenue.

3.4.6. CEE

Revenue from our CEE segment was $1,004.0 million in fiscal 2013, an increase of $812.4 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in the Netherlands, Germany, Belgium, Czech Republic and Poland, while CGI had operations in Germany and Poland. For fiscal 2013, revenue coming from the Netherlands and Germany accounted for 86% of this segment. For the current year, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

3.4.7. Asia Pacific

Revenue from our Asia Pacific segment was $439.6 million in fiscal 2013, an increase of $261.9 million compared to fiscal 2012. The increase in revenue was due to the acquisition of Logica, which expanded our customer base in Australia, increased our delivery capacity in India, added delivery capacity in the Philippines, as well as added business from Malaysia and the Middle East. For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 74% of its revenue.

3.5. OPERATING EXPENSES

	2013	% of Revenue	2012	% of Revenue	Change
For the years ended September 30,					$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,012,310	89.4%	4,226,859	88.6%	4,785,451	113.2%
Foreign exchange gain	(3,316)	(0.0%)	(1,134)	(0.0%)	2,182	192.4%

3.5.1. Costs of Services, Selling and Administrative

Costs of services, selling and administrative expenses amounted to $9,012.3 million in fiscal 2013, an increase of $4,785.5 million from $4,226.9 million in fiscal 2012. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $56.1 million, substantially offsetting the favourable translation impact of $58.8 million on revenue. The increase in cost of services, selling and administrative expenses was mainly due to the incremental costs of operating the recently acquired business of Logica. As a percentage of revenue, costs of services, selling and administrative also increased from 88.6% in fiscal 2012 to 89.4% in fiscal 2013. The increase was primarily due to the blending of Logica’s operations, which have a higher cost base, with CGI’s operations. As a percentage of revenue, costs of services, selling and administrative expenses have sequentially decreased from 88.6% in Q3 2013 to 87.4% in Q4 2013. This improvement is mainly the result of business synergies achieved from the ongoing integration of Logica.

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In particular cases where the costs related to specific contracts are denominated in a different currency than the functional currency of its subsidiaries, the Company enters into foreign exchange forward contracts to hedge cash flows.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 18

3.5.2. Foreign Exchange Gain

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
U.S.	283,690	233,764	21.4%
As a percentage of U.S. revenue	11.3%	11.0%
NSESA	139,418	(9,370)	1,587.9%
As a percentage of NSESA revenue	6.9%	(4.3%)
Canada	320,306	302,552	5.9%
As a percentage of Canada revenue	19.0%	17.4%
France	109,760	(9,168)	1,297.2%
As a percentage of France revenue	8.6%	(5.8%)
U.K.	102,820	(2,297)	4,576,3%
As a percentage of U.K. revenue	8.9%	(1.3%)
CEE	67,341	(834)	8,174.5%
As a percentage of CEE revenue	6.7%	(0.4%)
Asia Pacific	52,295	32,082	63.0%
As a percentage of Asia Pacific revenue	11.9%	18.1%
Adjusted EBIT	1,075,630	546,729	96.7%
Adjusted EBIT margin	10.7%	11.5%

Adjusted EBIT for the year was $1,075.6 million, an increase of $528.9 million or 96.7% from the previous year, while the margin decreased from 11.5% to 10.7% over the same period. The significant growth in adjusted EBIT was due to the acquisition of Logica. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Adjusted EBIT for the year from these five segments was $471.6 million or an adjusted EBIT margin of 8.0%, up from $10.4 million or 1.1% from fiscal 2012. We are continuing to execute our integration plan to implement CGI’s business model to increase the margins in these segments in the future periods.

Our Canada and U.S. segments contributed $604.0 million in fiscal 2013 compared to $536.3 million in fiscal 2012, or a margin of 14.4% which improved compared to the 13.9% margin last year.

3.6.1. U.S.

Adjusted EBIT in the U.S. segment was $283.7 million for fiscal 2013, an increase of 21.4% or $49.9 million year-over-year, while the margin increased from 11.0% to 11.3%. The increase in adjusted EBIT and margin came primarily from the strong revenue growth in this segment, from the continuous diligent management of overheads and from additional licence sales.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 19

3.6.2. NSESA

Adjusted EBIT in the NSESA segment was $139.4 million for fiscal 2013, an increase of $148.8 million year-over-year, while the margin increased from (4.3%) to 6.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.3. Canada

Adjusted EBIT in the Canada segment was $320.3 million for fiscal 2013, an increase of $17.8 million year-over-year, while the margin increased from 17.4% to 19.0%. The improvement in margin reflects the focus on the management of resource utilization as well as cost reductions from additional real estate optimization.

3.6.4. France

Adjusted EBIT in the France segment was $109.8 million for fiscal 2013, an increase of $118.9 million year-over-year, while the margin increased from (5.8%) to 8.6%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.5. U.K.

The U.K. segment adjusted EBIT was $102.8 million for fiscal 2013, an increase of $105.1 million year-over-year, while the margin increased from (1.3%) to 8.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.6. CEE

The CEE segment adjusted EBIT was $67.3 million for fiscal 2013, an increase of $68.2 million year-over-year, while the margin increased from (0.4%) to 6.7%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

3.6.7. Asia Pacific

The Asia Pacific segment adjusted EBIT was $52.3 million for fiscal 2013, an increase of $20.2 million year-over-year, while the margin decreased from 18.1% to 11.9%. This increase in adjusted EBIT was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation while the decrease in margin was mainly due to the combination of the Indian Logica operations with the higher margin legacy CGI Indian delivery centers. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 20

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,	2013	% of Revenue	2012	% of Revenue
In thousands of CAD except for percentages
Adjusted EBIT	1,075,630	10.7%	546,729	11.5%
Minus the following items:
Acquisition-related and integration costs	338,439	3.4%	254,973	5.3%
Finance costs	113,931	1.1%	42,099	0.9%
Finance income	(4,362)	(0.0%)	(5,318)	(0.1%)
Other income	—	—	(3,955)	(0.1%)
Share profit on joint venture	—	—	(3,996)	(0.1%)
Earnings before income taxes	627,622	6.2%	262,926	5.5%

3.7.1. Acquisition-Related and Integration Costs

For the year ended September 30, 2013 the Company incurred $338.4 million of integration costs. These costs pertain to the transformation of Logica’s operations to the CGI operating model.

The $255.0 million incurred in fiscal 2012 was comprised of $109.7 million of integration costs, $108.9 million of financing costs and $36.4 million of acquisition-related costs.

3.7.2. Finance Costs

The year-over-year increase in finance costs was mainly related to the incremental interest expense from the debt used to finance the Logica acquisition.

3.7.3. Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

3.7.4. Other Income

During fiscal 2012, the Company sold its 49% interest in Innovapost Inc. (“Innovapost”). A gain of $3.0 million was recognized in the first quarter of fiscal 2012.

3.7.5. Share of Profit on Joint Venture

During fiscal 2012, the Company sold its 49% interest in Innovapost. An amount of $4.0 million related to CGI’s share of profit on the joint venture with Innovapost was recorded in the first quarter of fiscal 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 21

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Earnings before income taxes	627,622	262,926	138.7%
Income tax expense	171,802	131,397	30.8%
Effective tax rate	27.4%	50.0%
Net earnings	455,820	131,529	246.6%
Net earnings margin	4.5%	2.8%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	307,900,034	263,431,660	16.9%
Class A subordinate shares and Class B shares (diluted)	316,974,179	273,644,002	15.8%
Earnings per share (in dollars)
Basic EPS	1.48	0.50	196.0%
Diluted EPS	1.44	0.48	200.0%

3.8.1. Income Tax Expense

For fiscal 2013, income tax expense was $171.8 million, an increase of $40.4 million compared to $131.4 million in fiscal 2012, while our effective income tax rate decreased from 50.0% to 27.4%. The increase in the income tax expense was mainly due to higher earnings before income taxes and net unfavorable tax adjustments. The adjustments are comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K., from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million partly offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of a statute of limitation period. The decrease in income tax rate was due to certain 2012 non-deductible transaction costs and integration expenses incurred on which the tax benefit was not recognized in fiscal 2012, partially offset by the above-mentioned adjustments.

The table on page 23 shows the year-over-year comparison of the tax rate with the net unfavorable tax adjustments and the impacts of acquisition-related and integration costs removed.

Based on the enacted rates at the end of fiscal 2013 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24% to 26% in subsequent periods.

3.8.2. Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for fiscal 2013 increased compared to fiscal 2012 due to the issuance of 46.7 million Class A subordinate shares to Caisse de Dépôt et Placement du Québec (“CDPQ”) to finance the acquisition of Logica. During the year, 723,100 shares were repurchased, while 3,765,982 options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 22

3.8.3. Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica, as well as the 2013 tax adjustments:

For the years ended September 30,	2013	2012 [1]	Change
In thousands of CAD except for percentages
Earnings before income taxes	627,622	262,926	138.7%
Add back:
Acquisition-related and integration costs [2]	338,439	254,973	32.7%
Logica loss [3]	—	18,314	(100.0%)
Interest rate impact [4]	—	19,010	(100.0%)
Earnings before income taxes prior to adjustments	966,061	555,223	74.0%
Margin	9.6%	13.2%
Income tax expense	171,802	131,397	30.8%
Add back:
Income tax recovery on the Logica loss	—	1,098	(100.0%)
Tax deduction on acquisition-related and integration costs, and interest rate impact	77,707	21,396	263.2%
Remove:
Tax adjustments [5]	(11,113)	—	—
Income tax expense prior to adjustments	238,396	153,891	54.9%
Effective tax rate prior to adjustments	24.7%	27.7%
Net earnings prior to adjustments	727,665	401,332	81.3%
Net earnings margin	7.2%	9.5%
Weighted average number of shares [6]
Class A subordinate shares and Class B shares (basic)	307,900,034	258,199,439	19.2%
Class A subordinate shares and Class B shares (diluted)	316,974,179	268,411,780	18.1%
Earnings per share prior to adjustments (in dollars)
Basic EPS	2.36	1.55	52.3%
Diluted EPS	2.30	1.50	53.3%
[1]	The 2012 adjustments were maintained as reported last year as management considers that it gives a better view of CGI’s results prior to the Logica acquisition.
[2]	Costs related to the acquisition and integration of Logica.
[3]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[4]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[5]

The unfavorable tax adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future tax rate reduction in the U.K., from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million, partially offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of statute of limitation period.

[6]

The weighted average number of shares for 2012 was re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ as management considers that it gives a better view of CGI’s EPS prior to adjustments related to the Logica acquisition.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 23

4.	Liquidity

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

As at September 30, 2013, cash and cash equivalents were $106.2 million. The following table provides a summary of the generation and utilization of cash for the year ended September 30, 2013 and 2012.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Cash provided by operating activities	671,257	613,262	57,995
Cash used in investing activities	(233,855)	(2,849,034)	2,615,179
Cash (used in) provided by financing activities	(445,971)	2,285,480	(2,731,451)
Effect of foreign exchange rate changes on cash and cash equivalents	1,665	2,722	(1,057)
Net (decrease) increase in cash and cash equivalents	(6,904)	52,430	(59,334)

4.1.1. Cash Provided by Operating Activities

Cash provided by operating activities was $671.3 million for fiscal 2013 compared to $613.3 million for fiscal 2012. The following table provides a summary of the generation and utilization of cash from operating activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Net earnings	455,820	131,529	324,291
Amortization and depreciation	435,944	231,398	204,546
Other adjustments [1]	61,049	67,027	(5,978)
Dividend received from joint venture	—	7,350	(7,350)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(52,830)	(30,461)	(22,369)
Accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions	(240,311)	237,712	(478,023)
Other [2]	11,585	(31,293)	42,878
Net change in non-cash working capital items	(281,556)	175,958	(457,514)
Cash provided by operating activities	671,257	613,262	57,995
[1]

Comprised of deferred incomes taxes, foreign exchange (gain) loss, share-based payment costs, gain on sale of investment in joint venture, share of profit on joint venture and loss on repayment of debt assumed in business acquisition.

[2]	Comprised of prepaid expenses and other assets and income taxes.

The increase in net earnings was due to the acquisition of Logica and from the benefits of implementing the CGI management foundation while the amortization and depreciation increase was primarily related to the incremental amortization expense of the acquired Logica operations.

The $52.8 million decrease from the previous year in the accounts receivable, work in progress and deferred revenue was mainly the results of an increase in the tax credits receivable along with a slight increase in our DSO to 49 days, as a result of the timing of milestone payments. We remain committed to our 45 day target for DSO.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 24

The $240.3 million decrease from fiscal 2012 in accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was due to the utilization of approximately $80.0 million of the estimated losses on revenue-generating contracts which originated from the acquisition, a net decrease of $42 million in acquisition-related and integration accruals, and payments in connection with the settlement of inherited claims for $31.3 million. To a lesser extent, the decrease in accounts payable and accrued liabilities came from the transition and transformation of our business practices related to the acquired Logica operations in areas such as the reduction of subcontractors and the implementation of spend management practices.

The $30.5 million decrease from fiscal 2011 to fiscal 2012 in the accounts receivable, work in progress and deferred revenue was mainly attributable to the inclusion of six weeks of Logica’s operations into CGI’s operations.

The $237.7 million increase from fiscal 2011 to fiscal 2012 in accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions is primarily attributable to the $255.0 million of acquisition-related and integration accruals and provisions.

Cash provided by operating activities represented 6.7% of revenue in fiscal 2013 compared to 12.9% of revenue for fiscal 2012. The decrease was mainly due to the above-mentioned items. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the approximate $306 million in payments of integration-related costs in respect of the CGI integration program and the approximate payments of $27 million of acquisition-related costs, the cash provided by operating activities for fiscal 2013 would have been over a $1.0 billion, representing 10.0% of revenue compared to approximately $654 million or 13.7% of revenue for fiscal 2012.

4.1.2. Cash Used in Investing Activities

In fiscal 2013, $233.9 million was used in investing activities while $2,849.0 million was used in fiscal 2012. The following table provides a summary of the generation and utilization of cash from investing activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Business acquisitions (including bank overdraft assumed)	(5,140)	(2,734,795)	2,729,655
Proceeds from sale of business and investment in joint venture	—	30,583	(30,583)
Purchase of property, plant and equipment	(141,965)	(64,555)	(77,410)
Additions to intangible assets	(71,447)	(43,658)	(27,789)
Additions to contract costs	(31,207)	(25,325)	(5,882)
Additions to other long-term assets	—	(2,208)	2,208
Net change in short-term investments, purchase of long-term investments and proceeds from sale of long-term investments	7,727	(6,179)	13,906
Other investing activities [1]	8,177	(2,897)	11,074
Cash used in investing activities	(233,855)	(2,849,034)	2,615,179
[1]	Comprised of payment received from long-term receivable and purchase of call options related to business acquisition.

For 2013, the year-over-year combined increase of $111.1 million for the purchase of property, plant and equipment, and the additions of intangible assets and contract costs was due to support the acquired Logica operations. We added and updated the functionality of our business solutions, and various internal software applications as well as licenses for our expanded operations.

In fiscal 2012, $2,734.8 million was used for the acquisition of Logica while the $30.6 million received from the sale of investment in joint venture was largely related to the disposal of our 49% interest in Innovapost settled in Q2 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 25

4.1.3. Cash Used in Financing Activities

During the year, $446.0 million was used in financing activities while $2,285.5 million was provided in fiscal 2012. The following table provides a summary of the generation and utilization of cash from financing activities.

For the years ended September 30,	2013	2012	Change
In thousands of CAD
Net change in credit facilities	(467,027)	(158,618)	(308,409)
Net change in long-term debt	12,276	2,353,964	(2,341,688)
Repayment of debt assumed in business acquisition	—	(841,183)	841,183
Purchase of Class A subordinate shares held in trust	(7,663)	(14,252)	6,589
Sale of Class A subordinate shares held in trust	—	1,171	(1,171)
Repurchase of Class A subordinate shares	(22,869)	(102,845)	79,976
Issuance of Class A subordinate shares, net of transaction costs	39,312	1,047,243	(1,007,931)
Cash (used in) provided by financing activities	(445,971)	2,285,480	(2,731,451)

During the current year, $467.0 million was used for the reimbursement of the credit facilities drawn to finance the acquisition of Logica and the Company increased its outstanding long-term debt by $12.3 million. CGI repurchased 0.7 million Class A subordinate shares for $22.9 million on the open market under the previous and current NCIB while $7.7 million was used to purchase CGI shares under the Performance Share Unit (“PSU”) Plan which is part of the compensation package of various executive officers. Finally, we received $39.3 million in proceeds from the exercise of stock options.

In fiscal 2012, a term loan of $2,354.0 million was drawn while $1,000.0 million of CGI Class A subordinate shares were issued for the acquisition of Logica. The Company also made net repayments of $891.4 million related to the debt assumed for the Logica acquisition and reimbursed a net amount of $158.6 million on its credit facilities. CGI also repurchased 5.4 million of its Class A subordinate shares for $102.8 million on the open market under the previous and current NCIB. An amount of $14.3 million was also used to purchase CGI shares under the PSU Plan which is part of the compensation package of various executive officers. Finally, we received $47.2 million in proceeds from the exercise of stock options.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

The effect of foreign exchange rate changes on cash and cash equivalents was negligible for both the 2013 and 2012 fiscal year. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 26

4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at September 30, 2013	Outstanding at September 30, 2013
Cash and cash equivalents	—	106,199	—
Short-term investments	—	69	—
Long-term marketable investments	—	20,333	—
Unsecured committed revolving facilities [1]	1,500,000	1,210,630	289,370
Total	1,500,000	1,337,231	289,370
[1]	Consists of drawn portion of $254.8 million and Letters of Credit for $34.6 million outstanding on September 30, 2013.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2013, cash and cash equivalents, short-term and long-term marketable investments represented $126.6 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Short-term investments include fixed deposits with initial maturities ranging from 91 days to 1 year. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,337.2 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At September 30, 2013, CGI was in compliance with these covenants.

Total debt decreased by $381.8 million to $2,866.6 million at September 30, 2013, compared to $3,248.4 million at September 30, 2012. The variation was mainly due to the net reimbursement of $467.0 million under the credit facilities, partially offset by an unrealized loss of $78.0 million on foreign exchange translation.

On October 31, 2013, the $1,500.0 million unsecured revolving credit facility was extended by one year to December 2017 and can be further extended annually. This agreement was accepted by all the lenders except one having a commitment of $50.0 million which will expire at the original maturity date. All other terms and conditions including interest rates and banking covenants remain unchanged.

The Company expects that cash generated from the combined operations will permit deleveraging over the next three years and that funds generated will be adequate to meet our business needs in the foreseeable future while maintaining adequate levels of liquidity.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 27

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2013, the Company decreased its commitments by $322.0 million mainly due to the reimbursement of the long-term debt taken on to acquire Logica.

Commitment type (In thousands of CAD)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
Long-term debt	2,820,695	511,949	1,540,509	362,049	406,188
Estimated interests on long-term debt	300,947	88,299	123,136	41,466	48,046
Finance lease obligations	67,928	22,224	35,813	9,494	397
Estimated interests on capital lease obligations	3,272	1,646	1,435	187	4
Operating leases
Rental of office space	1,486,568	290,585	480,563	373,107	342,313
Computer equipment	80,660	43,946	32,155	4,376	183
Automobiles	85,221	42,008	32,626	5,163	5,424
Long-term service agreements and other	63,856	30,867	29,493	3,496	—
Total contractual obligations	4,909,147	1,031,524	2,275,730	799,338	802,555

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to benefit plans are estimated at $21.0 million for fiscal 2014 as described in note 16 to the financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the audited consolidated statement of comprehensive income.

We have the following outstanding hedging instruments:

Hedges on net investments in foreign operations

•	US$552.0 million debt designated as the hedging instrument of the Company’s net investment in U.S. operations;

•	€85.0 million debt designated as a hedging instrument of the Company’s net investment in European operations;

•	$1,153.7 million cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations.

Cash flow hedges on future revenue

•	US$56.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 28

•	US$94.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$142.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee;

•	€31.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish Krona;

•	€17.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham.

Cash flow hedges on unsecured committed term loan credit facility

•	$1,234.4 million interest rate swaps floating-to-fixed.

Fair value hedges on Senior U.S. unsecured notes

•	US$250.0 million interest rate swaps fixed-to-floating.

Derivatives not designated as hedges

The Company does not have any derivatives not designated as hedges as at September 30th, 2013.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the year ended September 30, 2013, the Company’s hedging relationships were effective.

We expect that approximately $5.7 million of the accumulated net unrealized losses on all derivative financial instruments designated as cash flow hedges at September 30, 2013 will be reclassified in the consolidated statements of earnings in the next 12 months.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 29

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2013	2012
Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,739,949	3,105,313
Add back:
Cash and cash equivalents	106,199	113,103
Short-term investments	69	14,459
Long-term investments	20,333	15,533
Long-term debt including the current portion	2,866,550	3,248,408
Net debt to capitalization ratio	39.6%	46.5%
Return on equity	12.3%	5.0%
Return on invested capital	11.8%	11.4%
Days sales outstanding (in days)	49	74

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly. The net debt to capitalization ratio decreased compared to fiscal 2012 due to the net repayments made on the outstanding long-term debt.

Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 5.0% in fiscal 2012 to 12.3% at the end of fiscal 2013. The increase was mainly due to the higher net earnings over the last four quarters as the benefits of the integration of Logica with CGI were being realized.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 11.8% as at September 30, 2013, compared to 11.4% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT for the last twelve months compared to last year as the benefits of the integration of Logica with CGI were being realized.

DSO decreased from 74 days as at September 30, 2012 to 49 days at the end of fiscal 2013. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. The DSO decrease was mainly due to the fact that at the end of fiscal 2012 the full value of Logica’s trade receivables, work in progress, and deferred revenue were included in the calculation while only six weeks of revenue from the acquisition were included which resulted in an increased DSO. Improvements in the billing and collections activities of the newly acquired business units also contributed to the decrease in the DSO. We remain committed to manage our DSO within our 45-day target.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling $9.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 30

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

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2013, we had committed for a total of $53.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term. The Company also has letters of credit for a total of $83.8 million in addition to the letters of credit covered by the unsecured committed revolving facility as described in section 4.2 of the present document. These guarantees are required in some of the Company’s contracts with customers.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2014.

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

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Among the countries in which we currently offer the program, approximately 74% of our members were also owners of CGI through our Share Purchase Plan. We continue to deploy this Plan across our newly acquired business units. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 31

5.	Fourth Quarter Results

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Average foreign exchange rates

For the three months ended September 30,	2013	2012	Change
U.S. dollar	1.0385	0.9948	4.4%
Euro	1.3762	1.2452	10.5%
Indian rupee	0.0167	0.0181	(7.7%)
British pound	1.6117	1.5727	2.5%
Swedish krona	0.1586	0.1476	7.5%
Australian dollar	0.9517	1.0337	(7.9%)

5.1. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2013 and Q4 2012 periods. The Q4 2012 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates. Since our presence in the segments NSESA, France, U.K., CEE, and Asia Pacific was not significant until the Logica acquisition which was completed on August 20, 2012, management believes that calculating the foreign exchange impact by applying the exchange rate differential to the CGI Q4 2012 revenue amounts is more representative for these segments.

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Total CGI revenue	2,458,207	1,609,661	52.7%
Variation prior to foreign currency impact	48.2%
Foreign currency impact	4.5%
Variation over previous period	52.7%
U.S.
Revenue prior to foreign currency impact	649,901	559,891	16.1%
Foreign currency impact	29,354
U.S. revenue	679,255	559,891	21.3%

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 32

For the three months ended September 30,	2013	2012	Change
NSESA
Revenue prior to foreign currency impact	418,755	186,991	123.9%
Foreign currency impact	18,150
NSESA revenue	436,905	186,991	133.7%
Canada
Revenue prior to foreign currency impact	406,957	404,710	0.6%
Foreign currency impact	794
Canada revenue	407,751	404,710	0.8%
France
Revenue prior to foreign currency impact	272,431	133,776	103.6%
Foreign currency impact	12,983
France revenue	285,414	133,776	113.4%
U.K.
Revenue prior to foreign currency impact	299,489	125,239	139.1%
Foreign currency impact	4,845
U.K. revenue	304,334	125,239	143.0%
CEE
Revenue prior to foreign currency impact	233,417	126,652	84.3%
Foreign currency impact	12,266
CEE revenue	245,683	126,652	94.0%
Asia Pacific
Revenue prior to foreign currency impact	105,068	72,402	45.1%
Foreign currency impact	(6,203)
Asia Pacific revenue	98,865	72,402	36.6%

We ended the fourth quarter of fiscal 2013 with revenue of $2,458.2 million, an increase of $848.5 million or 52.7% over the same period of fiscal 2012. On a constant currency basis, revenue increased by 48.2%, while foreign currency rate fluctuations favourably impacted our revenue by $72.2 million or 4.5%. Year-over-year, our MRD vertical market grew the most followed by our healthcare and telecommunication and utilities vertical markets.

The significant revenue growth was due to the impact of the Logica acquisition, and to a lesser extent from the continued growth in our U.S. operations, which posted a constant currency growth of 16.1%. Compared to Q3 2013, revenue from the current quarter has decreased by $109.1 million mainly due to an approximate $146 million impact attributable to the vacation period. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Revenue from these five segments represented $1,371.2 million or 55.8% of total CGI revenue for Q4 2013.

5.1.1. U.S.

Revenue in our U.S. segment was $679.3 million in Q4 2013, an increase of $119.4 million or 21.3%. On a constant currency basis, growth was 16.1% year-over-year. The increase in revenue reflects the high levels of bookings in the previous quarters now coming on stream and the ramp up of existing engagements, primarily in the government and health vertical markets, and to a lesser extent the addition of Logica’s U.S. business. For the current quarter, U.S.’s top two vertical markets were government and health, which together accounted for approximately 80% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 33

5.1.2. NSESA

Revenue from our NSESA segment was $436.9 million in the fourth quarter of fiscal 2013, an increase of $249.9 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in Sweden, Finland, Denmark, Norway, Portugal, Spain and Brazil, while CGI had operations in Spain and Portugal. For the current quarter, revenue coming from Sweden and Finland accounted for 73% of this segment. For the current quarter, NSESA’s top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 62% of its revenue in both periods.

5.1.3. Canada

Revenue in our Canada segment for Q4 2013 was $407.8 million, an increase of $3.0 million or 0.8% compared to Q4 2012. The quarterly revenue from our verticals in this segment was not materially different between the years. For the current quarter, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 59% of its revenue.

5.1.4. France

Revenue from our France segment was $285.4 million in the fourth quarter of fiscal 2013, an increase of $151.6 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica. For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 68% of its revenue.

5.1.5. U.K.

Revenue from our U.K. segment was $304.3 million in the fourth quarter of fiscal 2013, an increase of $179.1 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica. For the current quarter, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 70% of its revenue.

5.1.6. CEE

Revenue from our CEE segment was $245.7 million in the fourth quarter of fiscal 2013, an increase of $119.0 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, where their business market was concentrated in the Netherlands, Germany, Belgium, Czech Republic and Poland, while CGI had operations in Germany and Poland. For Q4 2013, revenue coming from the Netherlands and Germany accounted for 86% of this segment. For the current quarter, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

5.1.7. Asia Pacific

Revenue from our Asia Pacific segment was $98.9 million in the fourth quarter of fiscal 2013, an increase of $26.5 million from the same period in the prior year. The increase in revenue was due to the acquisition of Logica, which expanded our customer base in Australia, increased our delivery capacity in India, added delivery capacity in the Philippines, as well as added business from Malaysia and the Middle East. For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 76% of its revenue.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 34

5.2. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
U.S.	82,965	68,486	21.1%
As a percentage of U.S. revenue	12.2%	12.2%
NSESA	43,526	(11,126)	491.2%
As a percentage of NSESA revenue	10.0%	(6.0%)
Canada	80,419	64,174	25.3%
As a percentage of Canada revenue	19.7%	15.9%
France	34,974	(10,007)	449.5%
As a percentage of France revenue	12.3%	(7.5%)
U.K.	35,826	(5,407)	762.6%
As a percentage of U.K. revenue	11.8%	(4.3%)
CEE	21,697	(3,457)	727.6%
As a percentage of CEE revenue	8.8%	(2.7%)
Asia Pacific	13,985	11,477	21.9%
As a percentage of Asia Pacific revenue	14.1%	15.9%
Adjusted EBIT	313,392	114,140	174.6%
Adjusted EBIT margin	12.7%	7.1%

Adjusted EBIT for the quarter was $313.4 million, an increase of $199.3 million or 174.6% from the previous year, while the margin increased from 7.1% to 12.7% over the same period. The significant growth in adjusted EBIT was due to the acquisition of Logica. Combined with our former Europe segment, the Logica segment is now separated into NSESA, France, U.K., CEE, and Asia Pacific. Adjusted EBIT for the quarter from these five segments was $150.0 million or an adjusted EBIT margin of 10.9%, up from $130.4 million or 8.7% from Q3. We are continuing to execute our integration plan to implement CGI’s business model to increase the margins in these segments in the future periods.

Our Canada and U.S. segments contributed $163.4 million in Q4 2013 compared to $132.7 million in Q4 2012, or 15.0% of revenue compared to 13.8%.

5.2.1. U.S.

Adjusted EBIT in the U.S. segment was $83.0 million for the current quarter, an increase of 21.1% or $14.5 million year-over-year, while the margin remained stable at 12.2%. The increase in adjusted EBIT came primarily from the strong revenue growth in this segment.

5.2.2. NSESA

Adjusted EBIT in the NSESA segment was $43.5 million for the current quarter, an increase of $54.7 million year-over-year, while the margin increased from (6.0%) to 10.0%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 35

5.2.3. Canada

Adjusted EBIT in the Canada segment was $80.4 million for the current quarter, an increase of $16.2 million year-over-year, while the margin increased from 15.9% to 19.7%. The improvement in margin reflects the focus on the management of resource utilization as well as cost reductions from additional real estate optimization.

5.2.4. France

Adjusted EBIT in the France segment was $35.0 million for the current quarter, an increase of $45.0 million year-over-year, while the margin increased from (7.5%) to 12.3%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.5. U.K.

For the current quarter, our U.K. segment adjusted EBIT was $35.8 million, an increase of $41.2 million year-over-year, while the margin increased from (4.3%) to 11.8%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.6. CEE

For the current quarter, our CEE segment adjusted EBIT was $21.7 million, an increase of $25.2 million year-over-year, while the margin increased from (2.7%) to 8.8%. This increase in adjusted EBIT was due to the acquisition of Logica. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

5.2.7. Asia Pacific

For the current quarter, our Asia Pacific segment adjusted EBIT was $14.0 million, an increase of $2.5 million year-over-year, while the margin decreased from 15.9% to 14.1% but up from 12.7% from last quarter. This increase in adjusted EBIT was due to the acquisition of Logica while the decrease in margin was mainly due to the combination of the Indian Logica operations with the higher margin legacy CGI Indian delivery centers. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 36

5.3. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,	2013	2012	Change
In thousands of CAD except for percentages
Adjusted EBIT	313,392	114,140	174.6%
Minus the following items:
Acquisition-related and integration costs	50,184	248,320	(79.8%)
Finance costs	28,184	17,901	57.4%
Finance income	(576)	(3,710)	(84.5%)
Other expenses	—	1,691	(100.0%)
Earnings (Loss) before income taxes	235,600	(150,062)	257.0%
Income tax expense	94,578	17,906	428.2%
Effective tax rate	40.1%	(11.9%)
Net earnings (loss)	141,022	(167,968)	184.0%
Margin	5.7%	(10.4%)
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	309,046,350	279,284,376	10.7%
Class A subordinate shares and Class B shares (diluted)	319,114,642	289,815,528	10.1%
Earnings per share (in dollars)
Basic EPS	0.46	(0.60)	176.7%
Diluted EPS	0.44	(0.58)	175.9%

For the current quarter, income tax expense was $94.6 million, an increase of $76.7 million compared to $17.9 million in Q4 2012, while our effective income tax rate increased from (11.9%) to 40.1%. The increase in the income tax expense and rate was mainly due to higher earnings before income taxes and certain unfavorable tax adjustments. The unfavorable adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.

The net earnings were $141.0 million for the quarter ended September 30th, 2013 compared to a net loss of $168.0 million for the comparable period ended September 30th, 2012. The Company is currently executing its integration plan and expects the net earnings margin to improve further as additional costs synergies are realized.

The increase in weighted average number of shares is due to the issuance of 46.7 million Class A shares to the CDPQ in August 2012 to finance the acquisition of Logica. During the quarter, the Company repurchased 365,200 of its Class A subordinate shares for $12.2 million at an average price of $33.34 under the current NCIB while 910,782 options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 37

5.3.1. Net Earnings and Earnings per Share Excluding Certain Items

Below is a table showing the year-over-year comparison excluding the items related to the acquisition of Logica, as well as the provisions on excess real estate, the related leasehold improvements write-offs, the severance costs and the Q4 2013 tax adjustments:

For the three months ended September 30,	2013	2012 [1]	Change
In thousands of CAD except for percentages
Earnings (Loss) before income taxes	235,600	(150,062)	257.0%
Add back:
Acquisition-related and integration costs [2]	50,184	248,320	(79.8%)
Logica loss [3]	—	18,314	(100.0%)
Interest rate impact [4]	—	10,996	(100.0%)
Severances, excess real estate provisions and leasehold improvement write-offs [5]	—	13,421	(100.0%)
Earnings before income taxes prior to adjustments	285,784	140,989	102.7%
Margin	11.6%	13.5%
Income tax expense	94,578	17,906	428.2%
Add back:
Income tax recovery on the Logica loss	—	1,098	(100.0%)
Tax deduction on acquisition-related and integration costs, interest rate impact, severances, excess real estate provisions and leasehold improvement write-offs	3,619	22,023	(83.6%)
Remove:
Tax adjustments [6]	(26,013)	—	—
Income tax expense prior to adjustments	72,184	41,027	75.9%
Effective tax rate prior to adjustments	25.3%	29.1%
Net earnings prior to adjustments	213,600	99,962	113.7%
Net earnings margin	8.7%	9.6%
Weighted average number of shares [7]
Class A subordinate shares and Class B shares (basic)	309,046,350	258,469,235	19.6%
Class A subordinate shares and Class B shares (diluted)	319,114,642	269,000,386	18.6%
Earnings per share prior to adjustments (in dollars)
Basic EPS	0.69	0.39	76.9%
Diluted EPS	0.67	0.37	81.1%
[1]	The Q4 2012 adjustments were maintained as reported last year as management considers that it gives a better view of CGI’s results prior to the Logica acquisition.
[2]	Costs related to the acquisition and integration of Logica.
[3]	Logica’s results for the six-week period ended September 30, 2012, excluding acquisition-related and integration costs.
[4]

The interest rate impact removes the incremental interest expense related to the debt drawn for the acquisition of Logica and the difference in the interest rate between our variable rate credit facility and the fixed interest rate on the long-term notes.

[5]

In Q4 2012, $13.4 million of provisions on excess real estate, related leasehold improvements write-offs and severance costs were added back to earnings in order to calculate a more meaningful net earnings and margin number for the operations. These items are immaterial for Q4 2013.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 38

[6]

The unfavorable tax adjustments are comprised of an $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future tax rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.

[7]

The weighted average number of shares for Q4 2012 was re-calculated without the issuance of the 46.7 million Class A shares to the CDPQ as management considers that it gives a better view of CGI’s EPS prior to adjustments related to the Logica acquisition.

6.	Eight Quarter Summary

As at and for the three months ended	Sept. 30, 2013	June 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011
In millions of CAD unless otherwise noted
Growth
Backlog	18,677	18,747	18,019	18,281	17,647	13,610	13,118	13,558
Bookings	2,501	2,754	2,210	2,845	1,523	1,478	787	1,392
Book-to-bill ratio	101.7%	107.3%	87.5%	112.3%	94.6%	138.8%	73.8%	134.9%
Revenue	2,458.2	2,567.3	2,526.2	2,532.9	1,609.7	1,064.9	1,065.8	1,032.1
Year-over-year growth [1]	52.7%	141.1%	137.0%	145.4%	60.1%	5.1%	(4.1%)	(5.6%)
Constant currency growth [1]	48.2%	140.3%	137.1%	147.5%	59.6%	3.0%	(4.8%)	(6.1%)
Profitability
Adjusted EBIT	313.4	291.2	261.6	209.5	114.1	136.3	156.4	139.9
Adjusted EBIT margin	12.7%	11.3%	10.4%	8.3%	7.1%	12.8%	14.7%	13.6%
Net earnings	141.0	178.2	114.2	22.4	(168.0)	87.2	105.7	106.5
Net earnings margin	5.7%	6.9%	4.5%	0.9%	(10.4%)	8.2%	9.9%	10.3%
Basic EPS (in dollars)	0.46	0.58	0.37	0.07	(0.60)	0.34	0.41	0.41
Diluted EPS (in dollars)	0.44	0.56	0.36	0.07	(0.58)	0.33	0.40	0.40
Liquidity
Cash provided by operating activities	166.4	133.2	147.2	224.5	109.3	251.0	104.2	148.7
As a % of revenue	6.8%	5.2%	5.8%	8.9%	6.8%	23.6%	9.8%	14.4%
Days sales outstanding	49	49	46	46	74	49	53	51
Capital structure
Net debt	2,739.9	2,873.0	2,914.3	2,964.9	3,105.3	633.4	795.3	879.5
Net debt to capitalization ratio	39.6%	41.1%	43.0%	44.7%	46.5%	19.4%	24.0%	26.6%
Return on equity	12.3%	4.3%	1.8%	1.7%	5.0%	15.4%	17.4%	18.4%
Return on invested capital	11.8%	12.3%	11.1%	10.9%	11.4%	11.8%	12.5%	12.8%
Balance sheet
Cash and cash equivalents, bank overdraft and short-term investments	106.3	165.3	167.7	161.6	127.6	77.4	70.2	63.9
Total assets	10,879.3	11,132.8	10,936.6	10,981.8	10,690.2	4,550.4	4,550.4	4,578.8
Long-term financial liabilities	3,186.2	3,476.0	3,913.0	4,024.4	4,097.4	855.0	969.8	1,066.3

[1]	Reflects the acquisition of Logica on August 20, 2012.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 39

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

7.	Changes in Accounting Standards

The following standards have been issued but are not yet effective:

•

IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities. The Company is currently evaluating the impact of these standards on the Company’s consolidated financial statements.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of this standard will not result in any change in the consolidation status of the Company’s subsidiaries.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. Based on the preliminary assessment, the adoption of this standard will not result in any significant change in the disclosure in the Company’s consolidated financial statements.

•

IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income. The presentation of the Company consolidated financial statements will be impacted by this amendment as the Company will group items within its consolidated statements of comprehensive income by items that will and will not be reclassified subsequently to consolidated statements of earnings.

•

IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. Other than for the disclosure requirements, the adoption of this standard will not result in any significant impact on the consolidated financial statements of the Company.

The above standards are effective October 1, 2013. IFRS 9 is effective October 1, 2015, with earlier application permitted.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 40

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2013. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.

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

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of property, plant and equipment (“PP&E”), intangible assets and goodwill	✓		✓
Employee benefits	✓		✓
[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, onerous contracts and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 41

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

Contingencies and provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.

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

The Company accrues provision for onerous leases which consists of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease using the risk-free interest rates. Estimates include potential revenues from the subleasing of vacated premises.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows using the risk-free interest rates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline. The restructuring provisions are comprised of reduction in headcount.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 42

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

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

Share-based payments

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 43

Investment tax credits and other government programs

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

Impairment of PP&E, intangible assets and goodwill

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

For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level. Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 44

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

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, expected rates of return on assets, future salary and pension increases, inflation rates and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other assumptions are based in part on current market conditions.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net finance cost or income. A curtailment arises when a defined benefit pension plan is amended or restructured and results in a significant reduction in plan benefits. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Additional information is disclosed in note 16 to the audited consolidated financial statements.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 45

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) reviewing of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) reviewing and assessing of the effectiveness of our accounting policies and practices concerning financial reporting; d) reviewing and monitoring our internal control procedures, programs and policies and assessing of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommending to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) reviewing of the audit procedures; h) reviewing of related party transactions; and i) carrying out such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2013. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 46

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 47

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 48

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

Organizational challenges associated with our size

With the acquisition of Logica, our organization has more than doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, internal controls and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 49

provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 50

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 51

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

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 52

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

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 53

rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

With our expanded presence in Europe, if uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt or if austerity measures persist, the euro may weaken against the Canadian dollar. Similarly, if other currencies of countries where we operate weaken against the Canadian dollar, our consolidated financial results could be materially adversely impaired.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 29 to the audited consolidated financial statements for more detailed information for legal proceedings.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

CGI Group Inc. – Management’s Discussion and Analysis for the year ended September 30, 2013	Page | 54

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.

	By:	/s/ Benoit Dubé
Date: December 23, 2013		Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.