Form 40-F
period 2014-09-30
CGI GROUP INC
filed 2014-12-22
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2014

Commission file number 1-14858

GROUPE CGI INC./CGI GROUP INC.

(Exact name of Registrant as Specified in Its Charter)

CGI Group Inc.

(Translation of Registrant’s Name Into English)

Québec, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

7374

(Primary Standard Industrial Classification Code Number)

[Not Applicable]

(I.R.S. Employer Identification Number)

1350 René-Lévesque Boulevard West, 15th Floor

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 279,311,564 Class A Subordinate Shares, 33,272,767 Class B Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.         Yes X  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files). Yes         No

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2014. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

–     Gilles Labbé

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

Fees Billed by the External Auditors

During the years ended September 30, 2014 and September 30, 2013, CGI’s external auditors billed the following fees for their services:

Service retained	Fees billed
	2014	2013
Audit fees	$7,946,682	$8,442,468
Audit related fees(a)	$1,055,796	$1,144,061
Tax fees(b)	$596,072	$2,282,078
All other fees(c)	-	$249,629
Total fees billed	$9,598,550	$12,118,236

(a)	The audit related fees billed by the external auditors for the years ended September 30, 2014 and 2013 were in relation to service organization control procedures audits and assistance, information technology assistance services, and 401(k) and special audits.

(b)	The tax fees billed by the external auditors for the years ended September 30, 2014 and 2013 were in relation to tax compliance, advisory services and human capital services.

(c)	The other fees billed by the external auditors for the year ended September 30, 2013 were in relation to other advisory services.

Code of Ethics

In addition to its Code of Ethics and Business Conduct (including the CGI Anti-Corruption Policy) that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:

–	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
–	Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Registrant;
–	Compliance with applicable governmental laws, rules and regulations;
–	The prompt internal reporting of violations of the Executive Code of Conduct to an appropriate person or persons identified in the Executive Code of Conduct; and
–	Accountability for adherence to the Executive Code of Conduct.

The Registrant’s Executive Code of Conduct, its Code of Ethics and Business Conduct (including the CGI Anti-Corruption Policy) have been posted on the Registrant’s website at http://www.cgi.com.

The Board of Directors monitors compliance with the Executive Code of Conduct and the Code of Ethics and Business Conduct (including the CGI Anti-Corruption Policy) and, under the Board of Directors charter, is responsible for any waivers of such codes’ provisions granted to directors or officers. No such waivers have been granted to date.

Corporate Governance Practices

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

Off-balance sheet arrangements

The Registrant does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring, none of which are off-balance sheet arrangements within the meaning of paragraph (11) of General Instruction B to Form 40-F.

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

Tabular Presentation of Contractual Obligations

As of September 30, 2014, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	2,632,873	48,048	1,162,658	337,010	1,085,157

Estimated interests on long-term debt	477,658	89,709	137,788	105,742	144,419

Finance lease obligations	61,698	32,319	28,506	873	—

Estimated interests on finance lease obligations	2,699	1,494	1,184	21	—

Operating leases

Rental of office space	1,287,438	278,159	459,651	326,096	223,532

Computer equipment	42,153	21,349	17,223	3,427	154

Automobiles	84,091	36,862	33,250	10,151	3,828

Long-term service agreements and other	190,083	74,291	92,875	22,917	—

Total contractual obligations	4,778,693	582,231	1,933,135	806,237	1,457,090

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $20.1 million for fiscal 2015 as described in note 17 to the financial statements.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2014

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2014

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNUAL INFORMATION FORM

For the fiscal year ended

September 30, 2014

December 12, 2014

i

This Annual Information Form is dated December 12, 2014 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2014, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

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

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Company as at September 30, 2014, each of which is directly or indirectly wholly-owned by the Company. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at September 30, 2014, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenues of the Company as at September 30, 2014. This table omits subsidiaries whose primary role is to hold investments in other CGI subsidiary entities.

Canada
Conseillers en Gestion et Informatique CGI Inc.
CGI Information Systems and Management Consultants Inc.

United States of America
CGI Technologies and Solutions Inc.
CGI Federal Inc.
Stanley Associates, Inc.

Nordics, Southern Europe and South America
CGI Sverige AB
CGI Suomi Oy

Central and Eastern Europe (including the Netherlands, Germany and Belgium)
CGI Nederland B.V.
CGI (Germany) GmbH & Co. KG1

United Kingdom
CGI IT UK Limited

Asia Pacific (including Australia, India, the Philippines and the Middle East)
CGI Information Systems and Management Consultants Private Limited

France (including Luxembourg and Morocco)
CGI France SAS

[1]	On December 1, 2014, CGI (Germany) GmbH & Co. KG merged into CGI Deutschland Ltd. & Co. KG

In addition to its principal operating subsidiaries, CGI has a number of other subsidiaries that serve specific markets, serve as holding companies, or serve other corporate purposes.

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 12, 2014, 280,336,500 Class A subordinate voting shares and 33,272,767 Class B shares, were issued and outstanding. These shares represent respectively 45.7% and 54.3% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 12, 2014 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings Class A Subordinate Voting Shares and Class B Shares on page 3, and First Preferred Shares and Second Preferred Shares on page 5 of CGI’s Management Proxy Circular dated December 12, 2014 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request.

Stock Splits

As of December 12, 2014, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 235,407,599 Class A subordinate voting shares were traded on the TSX during the year ended September 30, 2014 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2013	38.66	34.66	23,797,427
November 2013	41.47	34.36	22,718,118
December 2013	39.24	35.35	28,036,045
January 2014	35.84	32.71	37,592,451
February 2014	37.40	32.81	19,850,061
March 2014	36.76	33.76	17,145,067
April 2014	40.93	33.98	19,836,536
May 2014	40.21	35.42	16,529,824
June 2014	38.73	36.08	12,477,732
July 2014	39.89	36.76	13,339,257
August 2014	39.83	36.52	12,254,080

Month	High(a) ($)	Low(a) ($)	Volume
September 2014	40.17	37.15	11,831,001

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 29, 2014, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the Company’s public float of its issued and outstanding Class A subordinate voting shares during the normal course issuer bid term that commenced on February 11, 2014 and will expire on February 10, 2015 at the latest. See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year ended September 30, 2014 – Share Repurchase Program later in this document.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and financial and operational literacy on page 43 and following and the disclosure under the heading Report of the Audit and Risk Management Committee on page 52 and following of CGI’s Management Proxy Circular dated December 12, 2014 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 9 to 16, and the table on Board of Directors committee membership on page 41 of CGI’s Management Proxy Circular dated December 12, 2014 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

Officers

The following table states the names of CGI’s senior officers, their place of residence and their principal occupation as at December 12, 2014:

Name and place of residence	Principal occupation
João Baptista London, United Kingdom	President, Nordics, Southern Europe and South America

Name and place of residence	Principal occupation
Jean-Michel Baticle Precy sur Oise, France	President, France (including Luxembourg and Morocco)
François Boulanger Brossard, Quebec Canada	Executive Vice-President and Chief Financial Officer[1]
Jame Cofran Annapolis, Maryland USA	Senior Vice-President and Chief Marketing Officer
Benoit Dubé St-Lambert, Quebec Canada	Executive Vice-President, Chief Legal Officer and Deputy Corporate Secretary
Serge Dubrana Asnières sur Seine France	President, Central and Eastern Europe
Julie Godin Verdun (Nuns’ Island), Quebec Canada	Executive Vice-President, Global Human Resources and Strategic Planning
Serge Godin Westmount, Quebec Canada	Founder and Executive Chairman of the Board
Lorne Gorber Longueuil, Quebec Canada	Senior Vice-President, Global Communications and Investors Relations
Timothy W. Gregory Chislehurst, Kent United Kingdom	President, United Kingdom
Colin Holgate Pymble, Sydney Australia	President, Asia Pacific
André Imbeau Beloeil, Quebec Canada	Founder, Vice-Chairman of the Board and Corporate Secretary
Kevin Linder Montreal, Quebec Canada	Senior Vice-President and Corporate Controller[2]
Eva Maglis Montreal, Quebec Canada	Executive Vice-President and Global Chief Information Officer
Claude Marcoux Sainte-Foy, Quebec Canada	Chief Operating Officer, Canada
Douglas McCuaig Toronto, Ontario Canada	Executive Vice-President, Global Client Transformation Services
Luc Pinard St-Lambert, Quebec Canada	Executive Vice-President, Corporate Performance
Michael E. Roach Outremont, Quebec Canada	President and Chief Executive Officer
Daniel Rocheleau Longueuil, Quebec Canada	Executive Vice-President and Chief Business Engineering Officer

Name and place of residence	Principal occupation
Jacques Roy Boucherville, Quebec Canada	Senior Vice-President, Finance and Treasury
George Schindler Fairfax, Virginia USA	President, United States
Claude Séguin Montreal, Quebec Canada	Senior Vice-President, Corporate Development and Strategic Investments

1.	As at September 30, 2014, R. David Anderson was the Executive Vice-President and Chief Financial Officer of the Company. Mr. François Boulanger succeeded Mr. Anderson in such function effective October 1, 2014.
2.	As at September 30, 2014, François Boulanger was the Senior Vice-President and Corporate Controller of the Company. Mr. Kevin Linder was appointed Senior Vice-President and Corporate Controller, effective October 1, 2014.

Except as noted below, all of the officers named in the table have either held the position set out opposite their name, or other executive or equivalent management functions in the Company or its subsidiaries during the last five years.

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

François Boulanger was appointed Senior Vice-President and Corporate Controller on October 1, 2008. Mr. Boulanger was appointed Executive Vice-President and Chief Financial Officer effective October 1, 2014.

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

Lorne Gorber was appointed Senior Vice-President, Global Communications and Investor Relations on October 1, 2010. Mr. Gorber previously served the Company as Vice-President, Global Communications and Investor Relations since October 2006.

Timothy W. Gregory was appointed President, United Kingdom on August 20, 2012 and prior to his appointment was President, Europe and Australia with the Company (2011-2012) and Business Unit Leader UK (2009-2011).

Colin Holgate was appointed President, Asia-Pacific on August 20, 2012 and prior to his appointment was Chief Executive Officer Australia at CGI Technologies and Solutions Australia Pty Limited (formerly known as Logica Australia Pty Ltd) (2007-2010), Chief Executive officer Asia Pacific (2010-2011) and Managing Director, Asia Pacific, Middle East and Africa (2011-2012) at Logica.

Kevin Linder was appointed as Senior Vice-President and Corporate Controller on October 1, 2014. Prior to this appointment, he served as Vice-President Financial Business Services (2013–2014), Vice-President Finance, Canada (2011–2013), and Vice-President Corporate Reporting (2006–2011).

Eva Maglis was appointed Executive Vice-President and Global Information Officer on June 1, 2012. Prior to her appointment, Ms. Maglis served as President, Global Infrastructure Services (since May 27, 2011) and was previously Senior Vice-President and General Manager responsible for CGI’s global infrastructure services, solutions and consulting (since October 1, 2008). She has been an officer of the Company since July 26, 2010.

Doug McCuaig was appointed Executive Vice-President, Global Client Transformation Services on January 30, 2013. Prior to his appointment, Mr. McCuaig served as President, Canada (since June 4, 2010) and was previously a Senior Vice-President of the Company.

Luc Pinard was appointed Executive Vice-President, Corporate Performance on August 3, 2011. Prior to such appointment, Mr. Pinard was Executive Vice-President, Chief Technology and Quality Officer of the Company.

Prior to his appointment as Chief Operating Officer, Canada on January 30, 2013, Mr. Marcoux was Chief Operations Officer (since August 17, 2012) and Senior Vice-President and General Manager (since July 26, 2010) of the Company.

George Schindler was appointed President, United States on September 22, 2014. Previously, he served as President, United States and Canada (since January 30, 2013), President, United States (since September 28, 2011) and President, CGI Federal (from 2006).

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on page 6 of CGI’s Management Proxy Circular dated December 12, 2014 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the Management Proxy Circular will be provided promptly to shareholders upon request to the Company.

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

Business Structure

The Company is managed through the following seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Please refer to section 3.4 and 3.6 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014 and to Note 28 of our audited consolidated financial statements for additional information on our segments.

To assist in better understanding the operational performance of our Company since the acquisition of Logica plc (“Logica”) in 2012, we refer to our operations in two broad groupings. Our activities prior to Logica were predominantly comprised of the Canada and the U.S. segments which we refer to as our North American operations or segments. The acquired operations, which we refer herein as our European operations or segments, is comprised of the NSESA, France, U.K., CEE and Asia Pacific segments.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, in fiscal 2014 and 2013:

Segment	2014	2013
In thousands of CAD
U.S. revenue	2,664,876	2,512,530
NSESA revenue	2,090,240	2,010,693
Canada revenue	1,638,320	1,685,723
France revenue	1,333,792	1,273,604
U.K. revenue	1,283,847	1,158,520
CEE revenue	1,063,533	1,003,950
Asia Pacific revenue	425,084	439,604
Total	10,499,692	10,084,624

Services Offered by CGI

CGI provides high-end IT and management consulting services, systems integration and management of IT and business functions (outsourcing). The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at client premises; or from any combination of onsite, near-shore and/or offshore delivery centers located throughout the world.

We offer the following services:

—	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

—	Systems Integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

—

Management of IT and Business Functions (“Outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of these agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We may also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI has a wide range of proprietary business solutions that help shape opportunities and drive value for our clients and shareholders, including the following:

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

•

CGI’s leading enterprise resource planning solution, CGI Advantage®, helps state and local governments improve their back office operations and better serve their citizens with a full suite of built-for-government tools, including financial management, payroll, budgeting, human resources management, procurement, permitting, case management and business intelligence. CGI Advantage® supports operations across 400+ implementations spanning states, cities and counties. Our clients include 23 state governments, the two largest US cities by population and four of the six largest counties by population, including the largest. CGI Advantage® is provided as an on-premise implementation, as a managed service hosted in CGI’s data center or as a Software as a Service (SaaS) hosted in CGI’s secure community cloud.

•

CGI’s Credit Services Solutions, including Collections360®, Gateway360®, CACS™, CACS-G™, ACAPS™, Bureaulink™, Strata™ and other components, are in use by hundreds of businesses around the world to improve their consumer and small business credit operations.

Markets for CGI’s Services

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include: financial services, government, health, telecommunications & utilities, manufacturing, retail and distribution (“MRD”), which together account for more than 90% of global IT spend.

In addition, CGI’s proprietary business solutions include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

Human Resources

As of September 30, 2014, CGI had approximately 68,000 employees, whom we refer to as members.

In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI, for several years, has offered its members the right to acquire Class A subordinate voting shares pursuant to a Share Purchase Plan. Among the countries in which we currently offer the Share Purchase Plan, approximately 70% of our employees were also owners of CGI through our Share Purchase Plan. Also, from the beginning, the Company has had a Profit Participation Plan which, from 1990 onwards, has been based on the performance of its business units and overall corporate results.

CGI Offices and Global Delivery Model

CGI and its affiliated companies operate from more than 400 offices. CGI also serves its clients from global delivery centers located on four continents. These delivery centers enable CGI to provide its clients with the right mix of onsite, nearshore and offshore IT services that best suits their business needs.

CGI’s delivery centers and its main offices are listed below:

Canada

Burnaby, BC	Laval, QC	Ottawa, ON	Sherbrooke, QC‡
Calgary, AB	Markham, ON	Quebec City, QC‡	Stratford, PEI‡
Edmonton, AB	Mississauga, ON	Regina, SK	Toronto, ON
Fredericton, NB‡	Moncton, NB‡	Saguenay, QC‡	Victoria, BC
Halifax, NS‡	Montréal, QC‡	Saskatoon, SK

United States

Albany, NY	Columbus, OH	Lawton, OK	Sacramento, CA
Alexandria, VA	Dallas / Fort Worth, TX	Lebanon, VA‡	San Angelo, TX
Andover, MA	Dumfries, VA	Los Angeles, CA	San Antonio, TX
Annapolis Junction, MD	Durham, VA	Manassas, VA	San Diego, CA
Atlanta, GA	Fairfax, VA	New York, NY	Sierra Vista, AZ
Baltimore, MD	Houston, TX	Norfolk, VA	Somersworth, NH
Belton, TX‡	Huntsville, AL	North Charleston, SC	Troy, AL‡
Cleveland, OH	Lafayette, LA‡	Phoenix, AZ	Washington, DC
Columbia, SC	Lakewood, CO

Europe, Asia Pacific and Africa

Aarhus, Denmark	Düsseldorf, Germany	Leinfelden-Echterdingen, Germany	Paris, France
Amiens, France‡	Edinburgh, U.K.	Lille, France	Porto, Portugal‡
Arnhem, Netherlands	Eindhoven, Netherlands	Lima, Peru	Prague, Czech Republic‡
Ballerup, Denmark	Espoo, Finland	Linköping, Sweden	Rabat, Morocco‡
Bangalore, India‡	Frankfurt, Germany	Lisbon, Portugal‡	Reading, U.K.
Bertrange, Luxembourg	Gävle, Sweden	London, U.K.	Rennes, France
Birmingham, U.K.	Gloucester, U.K.	Lyon, France‡	Riihimäki, Finland
Bordeaux, France‡	Göteborg, Sweden	Madrid, Spain‡	Rotterdam, Netherlands
Borlänge, Sweden	Grenoble, France	Málaga, Spain‡	Sacavém, Portugal
Bratislava, Slovakia	Groningen, Netherlands	Malmö, Sweden	Santiago, Chile
Bremen, Germany	Hamburg, Germany	Manila, Philippines‡	São Paulo, Brazil
Bridgend, U.K.‡	Heerlen, Netherlands	Melbourne, Australia	Sintra, Portugal
Bristol, U.K.	Helsinki, Finland	Milton Keynes, U.K.	St. Albans, U.K.
Brno, Czech Republic‡	Hobart, Australia‡	Mogi das Cruzes, Brazil	Stavanger, Norway
Bromölla, Sweden	Hoofddorp, Netherlands	Montpellier, France‡	Stockholm, Sweden
Caracas, Venezuela	Hyderabad, India‡	Mumbai, India‡	Strasbourg, France
Casablanca, Morocco‡	Karlstad, Sweden	Munich, Germany	Sundsvall, Sweden
Chennai, India‡	Köln / Bonn, Germany	Nantes, France	Sydney, Australia
Clermont-Ferrand, France	Krakow, Poland‡	Nice, France	Tampere, Finland
Darmstadt, Germany	Kuala Lumpur, Malaysia‡	Oslo, Norway	Toulouse, France‡
Didsbury, U.K.	Lahti, Finland	Östersund, Sweden‡	Turku, Finland
Diegem, Belgium	Leatherhead, U.K.	Oulu, Finland	Warsaw, Poland‡

‡ indicates cities where CGI operates global delivery centres.

All of CGI’s offices are located in rented premises with the exception of the following properties, which are owned by CGI: one property in Belton, Texas; one property in Lebanon, Virginia where the Land is leased with a right to acquire; one property in Montreal, Quebec where one of our data centres is located; two properties in Mississauga, Ontario, one of which is a data centre and the other of which is an adjacent office building; one property in Santiago, Chile; one property in Riihimäki, Finland; one property in Mumbai, India consisting of an office building, but that is built on land that we lease; two properties in Odivelas, Portugal; one property in Bromölla, Sweden; two properties in Bridgend, United Kingdom, one of which is an office building and the other of which is a parcel of land; and one property in Caracas, Venezuela.

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

In 1993, the Company began working towards obtaining ISO 9001 certification for the portion of its operations covered by its Project Management Framework. CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects. Since 1995, CGI expanded the ISO 9001 certification throughout its Canadian, U.S. and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI’s high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully. As part of the Logica integration completed on September 30th, 2014, we implemented the necessary changes to integrate Logica’s members and operations under the ISO 9001 certified processes described in the CGI Management Foundation (as defined on p. 12 of this Annual Information Form).

Our ongoing efforts to extend the ISO 9001 certification to the operations resulting from the Logica acquisition is a key ingredient in CGI’s integration program.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system of which the Client Partnership Management Framework (“CPMF”) forms part, is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. CGI applications development centres in Mumbai, Hyderabad, Chennai and Bangalore in India, have achieved SEI CMMi DEV Level 5 quality certification and ISO 27001 security management system certification.

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

CGI now holds ISO quality certification for the management of its partnerships with each of its three major stakeholder groups, namely clients, members and shareholders.

The IT Services Industry

Trends and Outlook

Although the current state of the economy makes it difficult to predict future trends in IT spending, CGI intends to continue its “build and buy” growth strategy, expanding both through organic growth (“build”) and through acquisition (“buy”). Today more than ever, IT services are essential in both businesses and governments. Any new service, program or efficiency improvement brings a need for additional IT.

As part of our annual strategic planning activities in 2014, we held more than 800 face-to-face interviews with our clients. A few key trends and priorities, common across industries and geographies emerged from these conversations: the need for digital transformation brought about by an increasingly mobile and digital world; the ever increasing regulatory compliance requirements not only in finance but in a broad range of domains; and the growth in cybersecurity threats.

These trends, along with the rise of the Internet of Everything, combine to create a need to ensure that IT infrastructures are more secure than ever. Achieving this requires significant investments and understanding that IT infrastructures are not a commodity but a crucial asset to be protected.

Budget pressures and the need to improve performance remain an ongoing trend across industries, thereby presenting opportunities that the Company has successfully exploited in the past. We believe that the potential in IT and business process services outsourcing remains enormous. CGI has from time to time commissioned a study from International Data Corp. (“IDC”) which provides CGI with insight as to spending on IT and business process services in Canada, the United States and Europe.

According to IDC’s research conducted in 2013, the IT domain spending was estimated to be US$757 billion in the U.S., US$693 billion in Europe and US$65 billion in Canada. These numbers exclude the value of services already outsourced and indicate a large untapped potential market for outsourcing services.

Vision and Strategy

At CGI, we have a vision of being a global world-class IT and BPS leader, who helps its clients succeed. This business vision begins with our dream, which is “to create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” From this dream we developed our build and buy strategy, comprised of four pillars that combine organic growth (“build”) and acquisitions (“buy”).

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

This four-pillar growth strategy has resulted in our ability to build critical mass in key client geographies, gain a deep knowledge of clients’ business sectors and develop specialized practices and innovative solutions.

This four-pillar growth strategy has resulted in our ability to build critical mass in key client geographies, gain a deep knowledge of clients’ business sectors and develop specialized practices and innovative solutions.

CGI remains committed to profitable growth and the fundamentals that help all of CGI’s stakeholders succeed, while fulfilling CGI’s strategic objective of doubling the size of the Company.

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

Recent merger and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:

—

Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.

—	Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to resources that best fit their needs and offer proximity.

—

Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time and on-budget project delivery, enabling our clients to focus on their business objectives.

—

Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are shareholders of the Company, providing an added level of commitment to our clients’ success.

—

Practical innovation: We provide a full set of innovative solutions in areas of big data, predictive analytics and mobility, which are complemented by our expertise in business consulting, systems integration and outsourcing services to offer creative business strategies to our clients.

CGI’s business operations are based on the Management Foundation (the “Management Foundation”), encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems is followed by all our business units and helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders.

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

Significant Developments of the Three Most Recent Fiscal Years

Key Performance Measures

The Company reports its financial results in accordance with International Financial Reporting Standards (“IFRS”). However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used to report our financial results do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	Adjusted EBIT (non-GAAP) – is a measure of earnings before integration-related costs, finance costs, finance income and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to analyze the trends in our operations. A reconciliation of the yearly and current quarter’s adjusted EBIT to its closest IFRS measure can be found on pages 22 and 38 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Net earnings prior to specific items (non-GAAP) – is a measure of earnings before the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter’s net earnings prior to specific items to its closest IFRS measure can be found on pages 24 and 39 CGI’s Management’s Discussion and Analysis for Fiscal Year 2014. Specific items related to the resolution of acquisition-related provisions are described on page 20 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Basic and diluted earnings per share prior to specific items (non-GAAP) – is defined as the net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions on a per share basis, assuming all dilutive elements are exercised. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter’s diluted net earnings reported in accordance with IFRS can be found on pages 23 and 38 while the yearly and current quarter’s diluted net earnings prior to specific items can be found on pages 24 and 39 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014. Specific items related to the resolution of acquisition-related provisions are described on page 20 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Net earnings – is a measure of earnings generated for shareholders.

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

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Growth	Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings” (non-GAAP)), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarter’s average equity. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

Return on invested capital (“ROIC”) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarter’s average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reasons.

Fiscal Year ended September 30, 2014

Significant Developments

Key performance figures for the year include:

•	Revenue of $10,499.7 million, up 4.1%;
•	Adjusted EBIT of $1,356.9 million, up 26.1%;
•	Adjusted EBIT margin of 12.9%, up 220 basis points;
•	Net earnings prior to specific items[1] of $893.5 million, or diluted EPS of $2.80, up 22.8%;
•	Net earnings of $859.4 million, or diluted EPS of $2.69, up 88.5%;
•	Cash provided by operating activities of $1,174.8 million, up 75.0%;
•	Bookings of $10.2 billion and backlog of $18.2 billion;
•	Net debt reduced by $626.6 million;
•	Return on invested capital of 14.5%;
•	Return on equity of 18.8%.

[1]

Specific items include the integration costs related to the acquisition of Logica, the tax adjustments and the resolution of acquisition-related provisions which are discussed on page 20 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As of September 30, 2014, we completed the integration of Logica, a full year earlier than planned. In addition to the previously announced $525 million program, we actioned an incremental $26.5 million of new opportunities while foreign currency fluctuations unfavorably impacted the program by approximately $24.0 million over the two-year period. In summary, a total of $575.5 million in one-time costs were spent to drive annual savings in excess of $400 million and EPS accretion to CGI.

Long-term Debt

In the first quarter of Fiscal Year 2014, the unsecured revolving credit facility of $1,500.0 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.

In April 2014, we repaid the first maturing tranche of the term loan credit facility of $486.7 million using the proceeds from our credit facilities.

In September 2014, the Company entered into a $955 million debt private placement comprised of four tranches of Senior U.S. unsecured notes for US$745 million, and one tranche of Senior euro unsecured note for €85 million, with a weighted average maturity of 7.9 years and a weighted average fixed coupon of 3.62%. The Company used the proceeds of the issuance of the new private placement notes to repay the May 2015 maturing tranche of the term loan credit facility of $494.7 million and the outstanding balance of the credit facilities. Further details are provided in section 4.1.3 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Share Repurchase Program

On January 29, 2014, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the normal course issuer bid (“NCIB”) to purchase up to 21,798,645 Class A subordinate shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 24, 2014. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2014 and ending on the earlier of February 10, 2015, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2014, the Company repurchased 2,837,360 Class A subordinate shares for $111.5 million at an average price of $39.29 under the annual aggregate limit of the previous NCIB. Included in this number are 2,490,660 Class A subordinate voting shares sold by the Caisse dépôt et placement du Québec (the “Caisse”) and purchased by the Company for cancellation on November 29, 2013. In accordance with Toronto Stock Exchange rules, the repurchase by the Company of the shares held by the Caisse are taken into account when calculating the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. As at September 30, 2014, the Company could purchase up to 21.8 million shares under the current NCIB.

Significant Share Transactions

On November 29, 2013, the Caisse reduced its holding in the Company by 9,962,660 Class A subordinate voting shares. The reduction was in accordance with the Caisse’s portfolio rebalancing policy based on the increase in the share price for the Company’s Class A subordinate voting shares that nearly doubled since the private placement by the Caisse in May of 2012. As indicated in the above paragraph, 25% of the shares sold by the Caisse were purchased by the Company for cancellation under its current NCIB at a price per share of $40.15 corresponding to the net price that the Caisse obtained from the broker who acquired the remaining 75% of the shares.

Bookings and Book-To-Bill Ratio

Bookings for the year were $10.2 billion, representing a book-to-bill ratio of 96.8%. Of the $10.2 billion in bookings signed during this year, 39% came from new business, while 61% came from extensions and renewals.

Our largest verticals for bookings were Manufacturing, retail and distribution, Government and Financial services, making up approximately 28%, 28% and 20% of total bookings, respectively. From a geographical perspective, NSESA accounted for 26% of total bookings, followed by the U.S. at 19% and France at 15%.

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the year ended September 30, 2014, the book-to-bill ratio of our North American operations was at 76.0% while it was at 112.2% for our European operations for a total book-to-bill ratio of 96.8%.

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 7.0%. This compares with a favourable impact of 1.2% in fiscal 2013, and a favourable impact of 0.9% in fiscal 2012. The foreign currency impact in 2014 was mainly due to the strengthening of the euro, U.S. dollar and British pound.

Fiscal Year ended September 30, 2013

Significant Developments

Fiscal 2013 marks the first full year of results from Logica’s businesses. Operational highlights for the year include:

—	Revenue of $10.1 billion, up 111.3%;
—	Bookings of $10.3 billion, up 99.0%;
—	Backlog of $18.7 billion, up more than $1 billion;
—	Adjusted EBIT of $1,075.6 million, up 96.7%;
—	Adjusted EBIT margin of 10.7%;
—	Net earnings of $727.7 million, or diluted EPS of $2.30, excluding acquisition-related and integration costs and net unfavourable tax adjustments;
—	Net earnings of $455.8 million, or diluted EPS of $1.44 on a GAAP basis, including acquisition-related and integration costs and net unfavourable tax adjustments;
—	Cash provided by operating activities of $671.3 million, or $2.12 per diluted share;
—	Net debt reduced by $365.4 million and repurchased 723,100 shares during the year; and
—	Return on invested capital of 11.8%.

Integration of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As announced in Q2 2013, the Company decided to stretch its integration goals increasing the annual savings target from $300 million to $375 million per year to drive additional long-term savings and EPS accretion. The one-time cost to accomplish the expanded plan had been increased from $400 million to $525 million.

Of the announced integration costs of $525.0 million, $109.7 million was expensed in fiscal 2012 while $338.4 million was expensed in fiscal 2013 for a total of $448.2 million since the beginning of the program.

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

Fiscal Year ended September 30, 2012

Significant Developments

The Company continued to grow year-over-year and our adjusted EBIT margin continues to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase the return to our shareholders. The highlights are below:

—	Revenue of $4.8 billion, increase of 12.1% year-over-year on a constant currency basis;
—	Bookings of $5.2 billion resulting in a book-to-bill ratio of 109%;
—	Backlog of $17.6 billion;
—	Strong underlying profitability delivered across legacy CGI operations;
—	Accelerating profitable growth and bookings in U.S. operations; and
—	Cash from operations of $613.3 million, or $2.24 per share.

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

—

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

—

debt funding from a syndicate of lenders pursuant to £1.245 billion (C$1.9 billion) senior unsecured term loan credit facilities under a credit agreement dated May 31, 2012 (the “Term Loan Credit Agreement”), a fee letter dated May 31, 2012 (the “Fee Letter”) and a syndication letter dated May 31, 2012 (the “Syndication Letter”); and

—	debt funding from a syndicate of lenders pursuant to a revolving credit facility under the Company’s existing $1.5 billion credit agreement.

Under the Subscription Receipt Agreement, the 46,707,146 subscription receipts that were issued to the Caisse on May 31, 2012 were automatically exchanged into new Class A subordinate voting shares as a result of the completion of the Logica acquisition on August 20, 2012. The Subscription Agreement contains, among its terms and conditions, customary representations and warranties and indemnities by the Company to the Caisse, which were in effect until August 20, 2014, except for customary exceptions for tax matters and in the case of fraud.

As contemplated in the Subscription Agreement, the Company and the Caisse entered into a registration rights agreement dated August 20, 2012 (the “Registration Rights Agreement”) which provides, among other terms and conditions:

—

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

—

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

—

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

—

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

Credit risk with respect to accounts receivable and work in progress

In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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

Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Notes 13 and 30 to the audited consolidated financial statements for more detailed information for legal proceedings.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent for the Company’s Class A subordinate voting shares and Class B shares is Computershare Investor Services Inc. whose head office is situated in Toronto, Ontario. Share transfer service is available at Computershare’s Montreal, Quebec, and Toronto, Ontario, offices as well as at the principal office of Computershare Trust Company, N.A. in Highlands Ranch, Colorado.

AUDITORS

The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Company’s Audit and Risk Management Committee.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form of the Company, together with a copy of any document incorporated by reference therein, (ii) a copy of the consolidated financial statements of the Company for the year ended September 30, 2014 together with the accompanying report of the auditor and a copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 12, 2014 and (iv) a copy of the Management’s Discussion & Analysis of the Company for the year ended September 30, 2014.

Additional information, including directors’ and officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Management Proxy Circular dated December 12, 2014.

Additional financial information in relation to the last fiscal year ended September 30, 2014 is presented in the audited consolidated financial statements of the Company and in the related Management’s Discussion & Analysis of the Company.

The documents mentioned above are available on SEDAR at www.sedar.com and on the Company’s web site at www.cgi.com. You can also obtain a copy of such documents by contacting Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

Telephone: (514) 841-3200

APPENDIX A

CGI GROUP INC.

Fundamental Texts

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Vision, Mission and Values		2
CGI Management Foundation		10
Documents and Policies Pertaining to Corporate Governance
–	Charter of the Board of Directors	15
–	Charter of the Corporate Governance Committee	23
–	Charter of the Human Resources Committee	29
–	Charter of the Audit and Risk Management Committee	34
Codes of Ethics
–	Code of Ethics and Business Conduct	44
–	Executive Code of Conduct	61
–	CGI Anti-Corruption Policy	64

CGI

Experience the commitment®

Fundamental Texts of CGI Group Inc.

© 2014 CGI GROUP INC.	Proprietary

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

THE FUNDAMENTAL TEXTS INCLUDE:

© 2014 CGI GROUP INC.	1	Proprietary

© 2014 CGI GROUP INC.	Proprietary

Dream, Vision, Mission and Values

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

B.	THE CGI VISION AND MISSION

Our vision is to be a global world class information technology and business process services leader helping our clients succeed.

© 2014 CGI GROUP INC.	2	Proprietary

The mission of CGI is to help our clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology, business processes and management.

In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a global world class information technology and business process services company.

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

3.	Adopting a caring, humane approach towards our members

4.	Focusing on synergy and the strength of teamwork

5.	Participating in the development of our company as its owner-shareholders, and sharing in its wealth

6.	Promoting robust, healthy and sustainable growth to the benefit of all stakeholders

7.	Implementing a management model aligned with our dream and values

© 2014 CGI GROUP INC.	3	Proprietary

1.	Sharing the same values

Sharing the same values allows us to enjoy considerable autonomy and swiftness of action without compromising our cohesiveness. It also allows us to mobilize teams more rapidly and bring together the most experienced individuals from across the company, who are able to quickly work as one to address a given challenge. And, of course, these values also guide our decisions and actions.

PARTNERSHIP AND QUALITY

For us, partnership and quality are both a philosophy and a way of life. We constantly deepen our understanding of our clients’ business and we develop and follow the best management practices. We entrench these approaches into client relationship and service delivery frameworks in order to foster long term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

OBJECTIVITY AND INTEGRITY

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. We do not accept any remuneration from suppliers. We always act honestly and ethically. We never seek to gain undue advantages and we avoid conflicts of interest, whether real or perceived.

INTRAPRENEURSHIP AND SHARING

Our collective success is based on our competence, commitment and enthusiasm. We promote a culture of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring our profitable growth. Through teamwork, sharing our know-how and expertise across our global operations, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

RESPECT

In all we do, we are respectful of our fellow members, clients, business partners and competitors. As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI business culture.

FINANCIAL STRENGTH

We strive to deliver strong, consistent financial performance which sustains long term growth and benefits both members and shareholders. Financial strength enables us to continuously invest in our members’ capabilities, our services and our business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

© 2014 CGI GROUP INC.	4	Proprietary

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

© 2014 CGI GROUP INC.	5	Proprietary

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

© 2014 CGI GROUP INC.	6	Proprietary

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

© 2014 CGI GROUP INC.	7	Proprietary

It follows that there ought to be an equilibrium of interests among all of the company’s core stakeholders: clients, members and shareholders.

It is of course also essential that, as it grows, our company continues to act as a responsible corporate citizen by respecting and supporting the communities in which it operates and by respecting the environment.

The following are a few concrete examples of how this balanced approach promotes the healthy and sustained growth of CGI:

•	We must ensure, at every step of our growth that we preserve the quality of the services we offer to our current and future clients.

•	We must also ensure that our members are adequately prepared to face the new challenges we offer them and that they have the resources needed to accomplish their work.

•	Growth must not come at the expense of the communities where we do business, or of the environment in general. In fact, we are committed to participating in the development of these communities and the protection of the environment.

•	We strive to ensure that our growth and development efforts provide short-term benefits without negatively impacting our long-term performance. We believe this also to be in the best interests of our shareholders.

When the above conditions are met, robust, healthy, balanced and sustainable growth will follow.

7.	Implementing a management model aligned with our dream and values

When the above conditions are met, robust, healthy, balanced and sustainable growth will follow.

© 2014 CGI GROUP INC.	8	Proprietary

2. CGI Management Foundation

© 2014 CGI GROUP INC.	Proprietary

CGI Management Foundation

INTRODUCTION

In the above diagram, we have assembled the key elements that define and guide the management of CGI. For this reason, these elements have been called the CGI Management “Foundation.” They reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the CGI Management Foundation and deserve to be emphasized:

1)	the primacy of the dream, the vision, the mission and the values of the company;

2)	the equilibrium between the legitimate interests of our clients, members and shareholders;

3)	the balance between the need to assure cohesiveness and rigour in the management of the company and the commitment to promote autonomy, initiative and entrepreneurship.

The CGI Management Foundation intends to guide rather than prescribe.

Thus, it offers a certain amount of freedom in order to remain focused on our essential goal: to provide high-quality services truly adapted to our clients’ needs.

We will now examine the individual elements of the Foundation.

© 2014 CGI GROUP INC.	10	Proprietary

DREAM, VISION, MISSION, VALUES, QUALITY POLICY, STRATEGIC DIRECTIONS AND PLANS

The first section of the diagram aims at ensuring that all decisions are well aligned on the dream, vision, mission, and values of the company. These are described in the first section of this document.

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

GOVERNANCE POLICIES AND FRAMEWORKS, HUMAN RESOURCES POLICIES, FINANCIAL POLICIES AND ORGANIZATIONAL MODEL

The first component of the second section refers to the company’s governance policies and frameworks. These policies and frameworks are comprised of the following documents:

1)	the Charters of the Board of Directors and its standing committees;

2)	the Codes of Ethics, to which members, officers and directors of the company must adhere;

3)	the Operations Management Framework, which outlines the delegation framework with respect to decision making (e.g. who may authorize and sign a million dollar proposal; who may authorize promotion to a vice-president’s position).

The second component involves human resources policies. CGI members can access all of the company’s human resources policies, from compensation and training to career development, on CGI’s internal portal.

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

© 2014 CGI GROUP INC.	11	Proprietary

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

© 2014 CGI GROUP INC.	12	Proprietary

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

© 2014 CGI GROUP INC.	13	Proprietary

CGI

3. Documents and Policies Pertaining to Corporate Governance

3. Documents and Policies Pertaining to Corporate Governance

© 2014 CGI GROUP INC.	Proprietary

Documents and Policies Pertaining to Corporate Governance

3.1    Charter of the Board of Directors

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

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

© 2014 CGI GROUP INC.	15	Proprietary

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

© 2014 CGI GROUP INC.	16	Proprietary

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

5.1	General Responsibilities

5.1.1	The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Executive Chairman of the Board and the Chief Executive Officer and other members of senior management.

© 2014 CGI GROUP INC.	17	Proprietary

5.1.2	The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company’s strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company’s business.

5.1.3	As part of the responsibility of the Board of Directors to oversee management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.
5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5	The officers of the Company, headed by the Executive Chairman of the Board and the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board of Directors with respect to long term strategic, financial, organizational and related objectives.

5.1.6	The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Executive Chairman of the Board in particular.

5.1.9	The Board of Directors is responsible for overseeing a Communication Policy for the Company. In doing so, the Board of Directors will ensure that the policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.

5.1.10	The Board of Directors will oversee the integrity of the Company’s internal control and management information systems.

5.1.11	The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company’s consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:

© 2014 CGI GROUP INC.	18	Proprietary

i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.

5.1.13	The Board of Directors will also receive reports and consider:

i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.

5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15	The Board of Directors will, together with the Executive Chairman of the Board develop a position descriptions for the Executive Chairman of the Board and the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Executive Chairman of the Board is responsible for meeting and assess management’s performance in relation to such objectives. The Board of Directors will raise any concerns related to the performance of the Chief Executive Officer with the Executive Chairman of the Board as appropriate.

5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee’s mandate.

© 2014 CGI GROUP INC.	19	Proprietary

5.2	Annual Assessment of the Board of Directors

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

5.3	Committees

5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2	Each committee operates according to a Board of Directors approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7	The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee and the Executive Chairman of the Board as well as the skills and desires of individual Board members, all in accordance with the mandates of such committees approved by the Board.

5.3.8	The Audit Committee shall be composed only of Independent Directors. All members of the Audit Committee shall be Financially Literate and at least one member shall be a financial expert within the meaning of applicable regulatory requirements.

© 2014 CGI GROUP INC.	20	Proprietary

5.4	Lead Director

5.4.1	The Lead Director shall be an Independent Director. He will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3	The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company’s affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Executive Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5	The Lead Director shall chair Board meetings when the Executive Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

5.4.9	The Lead Director shall, in conjunction with the Executive Chairman of the Board, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Executive Chairman of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board Mandate

In order to ensure that this mandate is kept current in the light of changes which may occur in corporate practice or the structure of the Company, the Board of Directors will annually reconfirm this mandate or initiate a review to revise it.

© 2014 CGI GROUP INC.	21	Proprietary

5.6	Board of Directors Compensation

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

6.	COMMUNICATIONS POLICY

6.1	The Board of Directors will consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company’s website and the adequacy of resources available within the Company to respond to shareholders through the office of the Corporate Secretary and otherwise. However, the Board of Directors believes that it is the function of the management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. It is expected, if communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response.

6.2	The Board of Directors has the responsibility for monitoring compliance by the Company with the corporate governance requirements and guidelines of the Toronto Stock Exchange and the New York Stock Exchange. The Board of Directors will approve the disclosure of the Company’s system of governance and the operation of such system.

© 2014 CGI GROUP INC.	22	Proprietary

3.2     Charter of the Corporate Governance Committee

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

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

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2	The Board of Directors shall appoint an independent director as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS

4.1	Meetings of the Committee shall be held at the call of the Chair, but not less than twice annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chairman of the Board or the Chief Executive Officer.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to

© 2014 CGI GROUP INC.	23	Proprietary

the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the committee by ensuring that:

(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the committee’s regular meetings.

© 2014 CGI GROUP INC.	24	Proprietary

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

BOARD MEMBERS

5.2.1	Review criteria regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors and as to criteria to determine “relatedness” as well as profile of the Board of Directors (age, geographical representation, disciplines, etc.) and establish a Board of Directors comprised of members who facilitate effective decision-making.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3	Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; and assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

© 2014 CGI GROUP INC.	25	Proprietary

5.2.6	Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7	Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Lead Director.

DIRECTOR ORIENTATION

5.2.8	As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.

COMPLIANCE

5.2.9	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.10	Review proposed amendments to the Company’s by-laws before making recommendations to the Board of Directors.

CODES OF BUSINESS CONDUCT

5.2.11	Periodically review and make recommendations to the Board of Directors with respect to the Company’s formal code of ethics and business conduct for its members, directors and officers and its executive code of conduct applicable to the Company’s principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.12	Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Corporate Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.

CORPORATE GOVERNANCE PRINCIPLES

5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

© 2014 CGI GROUP INC.	26	Proprietary

5.2.14	In conjunction with the Executive Chairman of the Board of Directors, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

5.2.16	Advise the Board of Directors on the disclosure to be contained in the Company’s public disclosure documents, such as the Company’s annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.17	Generally advise the Board of Directors on all other matters of corporate governance.

EXTERNAL AND INTERNAL RESOURCES

5.2.18	Retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.2.19	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.2.20	Have adequate resources to discharge its responsibilities;

5.2.21	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.2.22	The Chair of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

SHAREHOLDER PROPOSALS

5.2.23	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chairman of the Board as appropriate.

5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

© 2014 CGI GROUP INC.	27	Proprietary

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2014 CGI GROUP INC.	28	Proprietary

3.3    Charter of the Human Resources Committee

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

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

The Committee is responsible for reviewing and making recommendations to the Board of Directors of the Company for the appointment of Officers of the Company and for determining terms of employment of senior executives whose remuneration must be disclosed as per applicable legislation, and such other senior executives as may be proposed by the Executive Chairman of the Board and the Chief Executive Officer. It shall also perform functions such as reviewing succession planning and matters of compensation as well as such other matters the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors of the Company from time to time.

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2	The Board of Directors shall appoint one of the Independent Directors as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS

4.1	Meetings of the Committee shall be held at the call of the Chair, but not less than three times annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chairman of the Board or the Chief Executive Officer.

© 2014 CGI GROUP INC.	29	Proprietary

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Executive Chairman of the Board.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the committee by ensuring that:

(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.

© 2014 CGI GROUP INC.	30	Proprietary

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

5.2.1	The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources planning, compensation of members of the Board of Directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:

5.2.2.1	Management’s succession plans for Executive Officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

5.2.2.2	Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.3	Recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other Executive Officers, corporate objectives which the Executive Chairman of the Board and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives, monitoring of the Executive Chairman of the Board’s performance and providing advice and counsel in the execution of his duties;

5.2.2.4	Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for

© 2014 CGI GROUP INC.	31	Proprietary

the Chief Executive Officer of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

5.2.2.5	Remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.6	Employment and termination arrangements for senior management;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8	Appointment of new officers as appropriate;

5.2.2.9	Significant organizational changes;

5.2.2.10	The Committee’s proposed executive compensation report to be contained in the Company’s annual proxy circular;

5.2.2.11	Management development programs for the Company;

5.2.2.12	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

5.2.2.13	Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.

5.2.3	The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors including those relating to compensation of officers and senior employees and the manpower resources of the Company.

5.3	Other Responsibilities

5.3.1	The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes and to assess and review, on an annual basis or as deemed appropriate, the independence of such external advisors.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

© 2014 CGI GROUP INC.	32	Proprietary

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2014 CGI GROUP INC.	33	Proprietary

3.4    Charter of the Audit and Risk Management Committee

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Charter. This Charter should therefore be read in conjunction with Chapter 1.

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

3.	COMPOSITION

3.1	The Committee shall consist solely of Independent Directors, all of whom shall be Financially Literate and at least one of whom shall be a financial expert as defined in the applicable corporate governance rules imposed by regulatory bodies.

3.2	Following each annual meeting of shareholders, the Board of Directors shall elect three or more directors, who shall meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange as well as the other similar requirements under applicable securities regulations, to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

© 2014 CGI GROUP INC.	34	Proprietary

3.3	The Board of Directors shall appoint one of the members of the Committee as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS AND RESOURCES

4.1	Regular meetings of the Committee shall be held quarterly. Special meetings of the Committee may be called by the Chair of the Committee, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company, any or all of whom shall be entitled to attend. Notice of each meeting shall also be given, as the case may be, to the internal auditor who shall also attend whenever requested to do so by the Chair of the Committee or the Corporate Secretary.

4.4	Notice of meeting may be given orally or by letter, telephone facsimile transmission, telephone or electronic device not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting. The notice need not state the purpose or purposes for which the meeting is being held.

4.5	Opportunities should be afforded periodically to the external auditors and, as the case may be, to the internal auditor and the senior management to meet separately with the Committee. In addition, the Committee may meet in camera, with only members of the Committee present, whenever the Committee determines that it is appropriate to do so.

4.6	The Committee shall have the authority to retain special legal counselling, accounting or other consultants as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee at the Company’s expense.

4.7	The Corporate Secretary of the Company or designate of the Corporate Secretary shall be the Secretary of all meetings of the Committee and shall maintain minutes of all meetings and deliberations of the Committee.

© 2014 CGI GROUP INC.	35	Proprietary

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the committee by ensuring that:

(i)	The responsibilities of the committee are well understood by committee members and management.

(ii)	The committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the committee to support its work.

(iv)	The effectiveness of the committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the committee’s responsibilities.

(vi)	The scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary to set the calendar of the committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the committee.

5.1.1.7	Reports to the Board concerning the work of the committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

© 2014 CGI GROUP INC.	36	Proprietary

5.2	General responsibilities

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

5.3	Review of mandate of the committee

The Board of Directors and the Committee shall review and reassess the adequacy of this mandate on an annual basis.

5.4	Publicly disclosed financial information

5.4.1	The Committee shall review and recommend for approval by the Board of Directors, before release to the public:

5.4.1.1	interim unaudited financial statements;

5.4.1.2	audited annual financial statements, in conjunction with the report of the external auditors;

5.4.1.3	all public disclosure documents containing audited or unaudited financial information, including any prospectus, the annual information form and management’s discussion and analysis of financial condition and results of operations, as well as related press releases, including earnings guidance; and

5.4.1.4	the compliance of management certification of financial reports with applicable legislation and attestation of the Company’s disclosure controls and procedures.

5.4.2	The Committee shall review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

5.4.3	In its review of financial statements, the Committee should obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

© 2014 CGI GROUP INC.	37	Proprietary

5.4.4	In its review of financial statements, the Committee should review unusual or extraordinary items, transactions with related parties, and adequacy of disclosures, asset and liability carrying values, income tax status and related reserves, qualifications, if any, contained in letters of representation and business risks, uncertainties, commitments and contingent liabilities.

5.4.5	In its review of financial statements, the Committee shall review the appropriateness of the Company’s significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

5.4.6	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

5.5	Financial reporting and accounting trends

The Committee shall:

5.5.1	Review and assess the effectiveness of accounting policies and practices concerning financial reporting;

5.5.2	Review with management and with the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

5.5.3	Question management and the external auditors regarding significant financial reporting issues discussed and the method of resolution; and

5.5.4	Review general accounting trends and issues of accounting policy, standards and practices which affect or may affect the Company.

5.6	Internal controls

5.6.1	The Committee shall review and monitor the Company’s internal control procedures, programs and policies, and assess the adequacy and effectiveness of internal controls over the accounting and financial reporting systems, with particular emphasis on controls over computerized systems.

5.6.2	The Committee shall review:

5.6.2.1	The evaluation of internal controls by the external auditors, together with management’s response;

© 2014 CGI GROUP INC.	38	Proprietary

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.

5.6.3	The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company’s internal audit resources; and

5.7.3	Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company, particularly the Executive Chairman of the Board and the Chief Executive Officer.

5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.

5.8	External Auditors

5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

© 2014 CGI GROUP INC.	39	Proprietary

5.8.2	The Committee shall i) receive periodic reports from the external auditors regarding the auditors independence, the performance of the auditors, the qualifications of the key audit partner and audit managers, a periodic review of the auditors’ quality control procedures, material issues arising from the periodic quality control review and the steps taken by the auditors to address such findings, ii) discuss such reports with the auditors, and if so determined by the Committee, iii) recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors and the quality of their performance.

5.8.3	The Committee shall take appropriate steps to assure itself that the external auditors are satisfied with the quality of the Company’s accounting principles and that the accounting estimates and judgments made by management reflect an appropriate application of generally accepted accounting principles.

5.8.4	The Committee shall undertake private discussions on a regular basis with the external auditors to review, among other matters, the quality of financial personnel, the level of co-operation received from management, any unresolved material differences of opinion or disputes with management regarding financial reporting and the effectiveness of the work of the internal audit function.

5.8.5	The Committee shall review the terms of the external auditors’ engagement and the appropriateness and reasonableness of the proposed audit fees as well as the compensation of any advisors retained by the Committee.

5.8.6	The Committee shall review and pre-approve any engagements for non-audit services provided by the external auditors or their affiliates to the Company or its subsidiaries, together with the fees for such services, and consider the impact of this on the independence of the external auditors. The Committee shall determine which non-audit services the external auditors are prohibited from providing.

5.8.7	When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by regulations and the planned steps for an orderly transition.

5.8.8	The Committee shall review all reportable events, including disagreements, unresolved issues and consultations on a routine basis whether or not there is to be a change of auditors.

5.8.9	When discussing auditor independence, the Committee will consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.

© 2014 CGI GROUP INC.	40	Proprietary

5.9	Audit Procedures

5.9.1	The Committee shall review the audit plans of the internal and external audits, including the degree of co-ordination in those plans, and shall inquire as to the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. The audit plans should be reviewed with the external auditors and with management, and the Committee should recommend to the Board of Directors the scope of the external audit as stated in the audit plan.

5.9.2	The Committee shall review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

5.9.3	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors, and management’s response and subsequent follow-up to any identified weakness.

5.10	Risk management and other responsibilities

5.10.1	The Committee shall put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters including the anonymous submission by employees of concerns respecting accounting or auditing matters.

5.10.2	The Committee shall review such litigation, claims, transactions or other contingencies as the internal auditor, external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company’s risk management programs. In that regard the Committee shall review the Company’s major risk exposures and the steps taken by management to monitor, control and report such exposures.

5.10.3	The Committee shall review the policy on use of derivatives and monitor the risk.

5.10.4	The Committee shall review the related party transactions in line with the New York Stock Exchange rules and regulations and those of any other applicable exchange or regulator.

5.10.5	The Committee shall review assurances of compliance with covenants in trust deeds or loan agreements.

5.10.6	The Committee shall review business risks that could affect the ability of the Company to achieve its business plan.

5.10.7	The Committee shall review uncertainties, commitments, and contingent liabilities material to financial reporting.

© 2014 CGI GROUP INC.	41	Proprietary

5.10.8	The Committee shall review the effectiveness of control and control systems utilized by the Company in connection with financial reporting and other identified business risks.

5.10.9	The Committee shall review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

5.10.10	The Committee shall review material valuation issues.

5.10.11	The Committee shall review the quality and accuracy of computerized accounting systems, the adequacy of the protections against damage and disruption, and security of confidential information through information systems reporting.

5.10.12	The Committee shall review material matters relating to audits of subsidiaries.

5.10.13	The Committee shall review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as auditor.

5.10.14	The Committee shall review any legal matters that could have a significant impact on the financial statements.

5.10.15	The Committee shall consider other matters of a financial nature it feels are important to its mandate or as directed by the Board of Directors.

5.10.16	The Committee shall report regularly to the Board of Directors on its proceedings, reviews undertaken and any associated recommendations.

5.10.17	The Committee shall have the right, for the purpose of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.11	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2014 CGI GROUP INC.	42	Proprietary

4. Codes of Ethics

© 2014 CGI GROUP INC.	Proprietary

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

Serge Godin

Founder and Executive Chairman of the Board

© 2014 CGI GROUP INC.	44	Proprietary

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Code of Ethics and Business Conduct. This Code should therefore be read in conjunction with Chapter 1.

1.	VALUES, PHILOSOPHY, VISION AND MISSION

Values

CGI has always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on six core values that reflect its approach to business. These values are: quality and partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength and corporate social responsibility. These values are at the heart of CGI’s success. They ensure that CGI takes a long-term view on business issues, and builds long-lasting partnerships with its clients.

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

Vision

To be a global world class information technology and business process services leader helping our clients succeed.

Mission

To help our clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology, business processes and management.

In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a global world class information technology and business process services company

© 2014 CGI GROUP INC.	45	Proprietary

2.	PURPOSE AND SCOPE OF THE CODE

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

3.	MEMBER’S CONDUCT AND BEHAVIOUR

General conduct

Upon joining CGI and annually thereafter, all members are by virtue of the “Member Commitment to the Code of Ethics and Business Conduct”, which must be signed where permitted locally, subject to the Company Code of Ethics and Business Conduct and related policies and guidelines.

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

© 2014 CGI GROUP INC.	46	Proprietary

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

Maintenance of assets

All members of CGI have a responsibility to protect CGI’s assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a member of CGI is supplied with any property belonging to CGI or to a third party, the member must use said property in accordance with CGI’s Security and acceptable use policy, and as may otherwise be specified in the binding agreement he or she signed with CGI the member must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI. . More specifically, the members must use CGI’s systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI’s network and of any external networks that the member uses, and must respect the copyrights protecting any software that the member also uses. As well, members must never use the clients’ systems infrastructures, including the clients’ software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

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

© 2014 CGI GROUP INC.	47	Proprietary

Financial transactions

All financial transactions are to be properly recorded in the books of account and accounting procedures are to be supported by the necessary internal controls. In turn, all books and records of CGI must be available for audit.

Member responsibilities

CGI is committed to providing a safe and healthy work environment for all members.

Accordingly, members are expected to observe the following policies:

Drug-Free Workplace

CGI maintains a drug-free workplace. Accordingly, in the workplace, members may not:

•	Use, sell, or possess illegal drugs;

•	Abuse or misuse controlled substances, prescription drugs, or over-the-counter medications; or

•	Abuse alcohol.

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

vi)	not make unusual financial arrangements with a client or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction.

© 2014 CGI GROUP INC.	48	Proprietary

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

Breaches

Suspected breaches of the Code which directly or indirectly affect CGI’s business must be reported to the Chief Financial Officer, the Chief Executive Officer or the Chief Legal Officer, or alternatively to the Chair of the Audit and Risk Management Committee and CGI’s Corporate Secretary.

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

© 2014 CGI GROUP INC.	49	Proprietary

5.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

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

© 2014 CGI GROUP INC.	50	Proprietary

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

Material Information

CGI’s guidelines on disclosure also cover the disclosure of information with a material impact, defined as any information that, if disclosed to a potential investor, could affect his or her perception of the value of the Company as an investment. Because CGI is a publicly traded company, any information that may have a material impact on CGI’s results or on the perception of the value of the stock must be communicated in accordance with CGI’s “Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders.” If a member thinks that he or she is in possession of a piece of information that is not known to management and may have a material impact on the Company, the member must communicate it immediately to either the Executive Chairman of the Board, the Chief Executive Officer, the Chief Legal Officer, or the Chief Financial Officer, without divulging it to anyone else.

© 2014 CGI GROUP INC.	51	Proprietary

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

Member Information

Subject to applicable law, CGI collects and maintains personal information relating to its members, including medical and benefits information. Access to such information is restricted to CGI personnel on a need-to-know basis. They must ensure that this information is not disclosed in violation of CGI’s policies and practices. Personal information is released to outside parties only with the member’s approval, except to satisfy the requirements considered by CGI to be appropriate for legal reasons.

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

Definitions

The members of CGI must avoid any actual or apparent conflicts of interest and should never engage in any conduct which is, or could potentially be, harmful to CGI or its reputation. A conflict of interest exists when a member favours his or her personal interests over those of CGI or its clients or when an obligation or situation arising from a member’s personal activities or financial affairs may adversely influence the member’s judgement in the performance of his or her duties at CGI.

© 2014 CGI GROUP INC.	52	Proprietary

Particular caution should be taken when dealing with initiatives involving contracts with any governmental or quasi-governmental agency.

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

For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary business meals or reasonable entertainment consistent with local, social or business customs if received in a sporadic manner. Refer to CGI’s Anti-Corruption Policy under Section 4.3 below for further information on this topic.

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

© 2014 CGI GROUP INC.	53	Proprietary

Bribes - Neither CGI nor its members will pay bribes to clients or client representatives to obtain business from them. Refer to CGI’s Anti-Corruption Policy under Section 4.3 below for further information on this topic.

Former Employees of Customers – Hiring or retaining the services of former employees of customers, whether in the private or public sector (including quasi-government agencies), may result in actual or perceived conflicts of interest. Accordingly, any such person may not: (i) for a period of two years from the termination of his or her employment with a former customer be assigned to work on, or in any way contribute to, a CGI project or contract that is linked to his or her former functions, unless the customer’s prior written consent is obtained and the hire is not prohibited by any code of ethics or other restrictions or undertakings applicable to such person; and (ii) disclose to any CGI member any confidential information such person obtained during the course of his or her former functions with the customer.

Reporting

If a member thinks that he or she has been placed in a conflict of interest, the member must inform his or her manager and work with him or her to determine how the situation may be corrected.

7.	LAWS, STATUTES AND REGULATIONS

Compliance with the law

It is CGI’s policy to comply, not merely with the letter, but also with the spirit of the law. CGI is required to maintain compliance with various acts, statutes and regulations governing activities in the jurisdictions in which it carries on business and expects members acting on its behalf to do likewise. Members are also expected to report any situation of concern to ethics.crp@cgi.com or to the CGI Legal Department.

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

© 2014 CGI GROUP INC.	54	Proprietary

Environmental laws

CGI is committed to preserving and enhancing the environment in the communities where its various businesses operate through responsible and environmentally-oriented operating practices. Members are encouraged to participate in undertakings geared to improving the environment in both their workplace and their community.

Human rights legislation

Every person has the right to equal treatment with respect to employment and the right to be free of discrimination because of race, ancestry, place of origin, colour, ethnic origin, citizenship, religion, sex, sexual orientation, age, pregnancy, record of offences, marital status, social conditions, political beliefs, language, veteran status (U.S. only), family status, disability or means used to overcome a disability. The following are CGI’s policies on equal employment opportunity, anti-discrimination and anti-harassment as well as the procedure for reporting any breach or violation of these policies:

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

© 2014 CGI GROUP INC.	55	Proprietary

iii)	Procedure for Reporting Discrimination or Harassment - Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

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

Questions concerning competition-sensitive issues must be addressed to ethics.crp@cgi.com or the CGI Legal Department.

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

Export and import laws

CGI members may find themselves dealing with goods or services that are the subject of export or import restrictions, such as, for example, information or technology that has military or state security applications.

© 2014 CGI GROUP INC.	56	Proprietary

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

8.	INVESTOR AND MEDIA RELATIONS

Authorized Spokespersons

Initiatives relating to investor and media communications are the responsibility of CGI’s authorized spokespersons. Therefore, members are not allowed to make any public statement about CGI without first obtaining the authorization of such authorized spokespersons.

9.	COMMUNITY ACTIVITIES AND POLITICAL AND PUBLIC CONTRIBUTIONS

As a global organization conducting business throughout the world, CGI is committed to the charitable donation of funds and services for humanitarian and other social needs, particularly in cases of emergencies or disasters. Monetary and other contributions to charities, social projects and funds, including schools, educational funds and infrastructure projects, should occur outside of work hours and be handled with caution as they can be conduits for corrupt payments. In order to minimize this risk, CGI requires appropriate due diligence be conducted into such charities and projects prior to the approval of any charitable contributions made on its behalf. No contributions of any kind may be made on CGI’s behalf to any political party, candidate or campaign. In no event shall any charitable or political donations be made for the purpose of gaining any improper business advantage.

Questions to consider when making charitable payments:

© 2014 CGI GROUP INC.	57	Proprietary

1.	Is the organization or body receiving the payment duly registered and does it otherwise comply with applicable law?

2.	Is the organization or body, including its board of directors and other representatives, free of any political or other undue influence?

3.	What is the purpose of the payment?

4.	Is the payment consistent with CGI’s internal guidelines on charitable giving?

5.	Is the payment at the request of a foreign official?

6.	Is a foreign official associated with the charity and, if so, can the foreign official make decisions regarding CGI’s business in that country?

7.	Is the payment conditioned on receiving business or other benefits?

10.	COMPLIANCE WITH THE CODE

Management responsibilities

CGI’s managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i)	Copy of the Code - Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)	Assistance - Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)	Enforcement - Taking prompt and decisive action when a violation of the Code has occurred, in consultation with the CGI Legal Department. If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.

Member responsibilities

Each member is accountable for observing the rules of conduct that are normally accepted as standard in a business enterprise. In addition they must abide by the following:

© 2014 CGI GROUP INC.	58	Proprietary

i)	Compliance - CGI’s members are expected to comply with the Code and all policies and procedures of the company as well as to actively promote and support CGI’s values.

ii)	Preventing - Members should take all necessary steps to prevent a Code violation.

iii)	Reporting - Subject to applicable law, members must immediately report to their manager (i) situations of non-compliance with respect to this Code of which they become aware and (ii) suspected violations of the Code. All information will, to the extent possible, be received in confidence. It is corporate policy not to take action against a member who reports in good faith unless unusual circumstances warrant such action.

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

Incident reports may be submitted either by telephone by dialing 1 800 422 3076 toll free, by dialing (503) 748-0564 and reversing the long distance charges, or by submitting an incident report online. For telephone reports, all long distances charges will be at the expense of CGI. For those who wish to submit incident reports online, a link to the incident reporting web site is provided on CGI’s Enterprise Portal or members may access the incident reporting system directly at https://ethicspoint.com or such other site as is communicated by CGI from time to time.

CGI’s incident reporting system is managed by EthicsPoint, Inc., a company unrelated to CGI which has undertaken to ensure the confidentiality of all incident reporters as well as the confidentiality of the reports they submit.

CGI’s policy on incident reporting is entitled the Serious Ethical Incidents Reporting Policy and is available on the CGI Enterprise Portal.

iv)	Consequences - Unethical behaviour, violations of this Code and of CGI’s other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

Periodic review

© 2014 CGI GROUP INC.	59	Proprietary

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

Questions

Questions concerning this Code should be referred to a member’s manager who, when warranted, shall report to CGI’s Corporate Secretary.

© 2014 CGI GROUP INC.	60	Proprietary

4.2         Executive Code of Conduct

Important note

Chapter 1, Dream, Vision, Mission, and Values of the CGI Group Inc. Fundamental Texts constitutes the fundamental principles of this Executive Code of Conduct. This Code should therefore be read in conjunction with Chapter 1.

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

Ethics

Supporting CGI’s objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:

(i)	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

(ii)	Advance CGI’s legitimate interests when the opportunity arises at all times ahead of their own interests;

(iii)	Proactively promote ethical behavior among subordinates and peers; and

(iv)	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.

© 2014 CGI GROUP INC.	61	Proprietary

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

Officers will not perform work or render services for, or knowingly make a material investment in, organizations that compete with CGI or with which CGI does business without appropriate approval from CGI’s Executive Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Chief Legal Officer.

If an officer thinks that he has been placed in a conflict of interest, the Officer must inform one of the officers identified in the preceding paragraph.

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

© 2014 CGI GROUP INC.	62	Proprietary

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

Reporting

Any violation or suspected violation of the Code should be personally reported by an officer to CGI’s Executive Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Chief Legal Officer.

Accountability

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

© 2014 CGI GROUP INC.	63	Proprietary

4.3         CGI Anti-Corruption Policy

Policy statement

CGI is committed to conducting its activities free from the illegal and improper influence of bribery and to ensuring compliance with all anti-bribery and anti-corruption laws and regulations that may be applicable to its business world-wide (collectively, “Anti-Corruption Laws”). It is essential that our members, officers, and directors, as well as all third parties who act on behalf of CGI, comply at all times with the letter and the spirit of all Anti-Corruption Laws.

Overview

Bribery is offering, giving, receiving, or soliciting any item of value to improperly influence the actions of a person in order to obtain or retain business or an unfair advantage in the conduct of business; or to induce or reward improper conduct. “Kickback” is another term for bribery. Bribery can arise in both the public and the private sphere. It can take place directly or indirectly (e.g. through a Third Party). It can take many forms. Anti-Corruption Laws require companies like CGI to have proactive measures to prevent, detect, and address bribery and corrupt practices.

There are many reasons to care about bribery and corruption.

Bribery and corruption are crimes punishable by fines and/or imprisonment. CGI officers, directors and members, as well as Third Parties, must not engage in any form of bribery or corruption. Whenever members are asked to approve or make a payment, they must ensure that they fully understand the reason for the payment and that the payment is legitimate. If in doubt, they should not make or agree to make the payment and contact the CGI Legal Department or ethics.crp@cgi.com for guidance.

Bribery and corruption have been identified as key factors that limit economic growth and contribute to inequality. By wrongfully benefiting a few individuals, they limit competition, undermine innovation, and corrupt societies. Bribery is also detrimental to our business – studies show that companies where bribery is condoned have lower levels of productivity and lower employee morale. Put simply, it is unethical and against CGI’s values.

Individuals and companies can face civil and criminal charges resulting in large fines, imprisonment, and suspension or debarment from government contract processes. Failure to comply puts members, their colleagues, and CGI at risk. This could have a very serious impact on members, and CGI’s business.

© 2014 CGI GROUP INC.	64	Proprietary

Key principles

1.	BRIBES MUST NOT BE OFFERED OR ACCEPTED

CGI prohibits the offering, giving, receiving, or soliciting of any item of value to improperly influence the actions of a person in order to obtain or retain business or an unfair advantage in the conduct of business; or to induce or reward improper conduct. “Items of value” can include:

•	payments of money;

•	extension of credit or loans;

•	travel and accommodations expenses;

•	gifts, meals, and entertainment;

•	political contributions and charitable donations;

•	free use of company services, facilities or property;

•	favors that are of value to a recipient (e.g., offering a job to a member of a person’s family); or

•	anything else of value.

Bribery and corruption can take many forms. Red flags can include cash payments or gifts to individuals or family members; inflated commissions; inflated invoices; fake consultancy agreements; unauthorized rebates; political or charitable donations; and excessive payment of travel expenses for inappropriate non-business related travel. In some cases, simply offering an inducement is unlawful, even if not accepted. This Policy is intended to help you understand how to apply this prohibition in our business. It explores the areas identified above in more depth.

2.	UNDERSTANDING CGI POLICIES AND IDENTIFYING RISKS

The first step in compliance is to understand our Code of Ethics, including this Policy, and how it impacts your responsibilities on a day-to-day basis. Knowing what steps to take to prevent risk and to ensure the proper handling of any issues relating to bribery and corruption is essential to compliance.

3.	RESPOND

CGI will assess bribery and corruption risks on an ongoing basis within each Strategic Business Unit. CGI will implement mitigation plans and training programs as part of its system of internal controls. CGI will also monitor compliance at the local level to ensure that this Policy is being followed by all members. You should always complete all required training and cooperate with ongoing monitoring.

© 2014 CGI GROUP INC.	65	Proprietary

4.	DOCUMENT AND REPORT

All documentation of financial transactions must be accurate and complete. You should always document your transactions in compliance with the Code of Ethics, and report any issues arising under this Policy that you become aware of as required by CGI’s Serious Ethical Incidents Reporting Policy. Questions under this Policy can be addressed to ethics.crp@cgi.com.

Areas of Focus

CGI has established procedures and guidelines to translate this Policy and our principles into practice. This section outlines the general requirements and procedures for the following risk areas:

1.	Gifts

Policy

Though gifts are recognized as appropriate ways of developing business relationships and promoting the CGI brand, we must ensure that the offering, solicitation and receipt of gifts does not give rise to even an appearance of impropriety. Particular vigilance must be exercised where gifts are extended to Government Officials.

Gifts Offered by CGI

All gifts offered by CGI must:

(i)	be permitted under local law and the Anti-Corruption Laws and conform to generally accepted local customs;

(ii)	have a clear business purpose which is directly related to CGI’s commercial objectives;

(iii)	be reasonable in value and not appear lavish or extravagant; and

(iv)	not be intended to create any obligation on behalf of the recipient or to result in CGI receiving any favour or advantage in return.

Typically, small gifts containing the CGI logo (such as coffee mugs, t-shirts, pens, and the like) offered sporadically to persons at CGI promotional events (such as trade shows) will not violate this Policy as long as they are not excessive.

A chart attached as Appendix B to this Policy provides limits on gifts to Government Officials allowed under the laws of various jurisdictions. All Members must adhere to these limits when offering gifts to Government

© 2014 CGI GROUP INC.	66	Proprietary

Officials. When dealing with private parties, these limits should also be used as guidelines for determining if the value of a gift is reasonable. You should consult with the CGI Legal Department if you have any questions related to offering any gifts to Government Officials to ensure that they comply with local laws and the Anti-Corruption Laws. You can also direct inquiries to ethics.crp@cgi.com.

Gifts Offered to CGI Members by Third Parties

The CGI Code of Ethics specifically states that a conflict of interest will arise when a CGI member, either directly or indirectly, solicits or accepts any gifts from any person or organization which is a competitor to CGI, or which has current or prospective business with CGI as a customer, supplier, partner, or contractor. The Code of Ethics prohibits the solicitation or acceptance of such gifts unless they are:

(i)	of nominal value normally used for sales promotion purposes, or are ordinary and reasonable business meals or travel expenses with a clear business purpose;

(ii)	permitted under the Anti-Corruption Laws and local laws and conform to generally accepted local customs; and

(iii)	received in a sporadic manner.

Full Transparency Required

If offering or accepting a gift meets these standards, it must be made or accepted in a fully transparent way. Gifts which are excessive, frequent, or intended to create an obligation on the part of the recipient are strictly prohibited.

How we ensure compliance

No reimbursement or payment for any gifts offered by a CGI member that otherwise comply with this Policy will be made without adequate approvals in compliance with the Operations Management Framework and supporting documentation / receipts.

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Gifts that would be illegal under local or Anti-Corruption Laws;

•	Gifts to or from parties engaged in a public tender or competitive bidding process;

•	Any gift of cash or cash equivalents, or securities;

•	Any gift where something is expected in return;

© 2014 CGI GROUP INC.	67	Proprietary

•	Any gift that appears excessive based on common sense standards or local custom;

•	Any gift that is paid for personally.

2.	Hospitality, travel, entertainment and meals

Policy

As with gifts, providing hospitality, travel, entertainment, and meals (collectively, “Hospitality”) to any person may be a violation of the law if they are excessive, unreasonable, or do not have a valid business purpose. The same principle applies to soliciting or receiving Hospitality from existing or potential clients. CGI prohibits payment or reimbursement of expenses for any person to attend site visits or other CGI business events unless the expenses are reasonable, reflect actual costs incurred, directly relate to CGI business, and are permissible under local law and custom. CGI discourages the providing of Hospitality to the family members or guests of clients unless a clear business purpose for the Hospitality can be demonstrated.

Hospitality Offered by or to CGI Members

All Hospitality offered by or to CGI members must meet these requirements:

(i)	The Hospitality must be permitted under local law and the Anti-Corruption Laws and conform to generally accepted local customs;

(ii)	The host offering the Hospitality must be present;

(iii)	The purpose is to hold a genuine business discussion or foster better business relations and do not develop any form of obligation;

(iv)	The Hospitality is openly offered and not solicited; and

(v)	The Hospitality is not frequent or excessive, and is reasonable in value, so as to not raise questions of impropriety.

As with gifts, the chart in Appendix B identifies permissible limits on Hospitality for Government Officials in specific jurisdictions. All Members must adhere to these guidelines when providing Hospitality to Government Officials. When dealing with private parties, these limits should also be used as guidelines for determining if the value of any Hospitality.

© 2014 CGI GROUP INC.	68	Proprietary

Full Transparency Required

If offering or receiving Hospitality meets these standards, it must be made or accepted in a fully transparent way. Hospitality which is excessive, frequent, or intended to create an obligation on the part of the recipient is strictly prohibited.

How we ensure compliance

Approval for the payment or reimbursement of bona fide and actual Hospitality expenses for clients, potential clients, and Government Officials must be obtained from the Legal Department prior to offering such a payment or reimbursement. All travel expenses must comply with the CGI Travel Policy. Expenses related to Hospitality offered by CGI must be submitted and approved in accordance with CGI expense reporting guidelines so that the expenses are properly categorized and auditable.

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Hospitality expenses for persons for which there is not a legitimate business purpose;

•	Hospitality expenses for family members of any person;

•	Hospitality expenses submitted on behalf of non-CGI members (as opposed to being paid by CGI directly);

•	Payment for flights and accommodations for potential or existing CGI clients to meet with CGI representatives when the CGI representatives could just as easily have met with the clients at the client’s site;

•	Use of travel agencies not approved by CGI for arranging or paying for Hospitality of Government Officials.

3.	Third parties

Policy

Most Anti-Corruption Laws impose liability on companies which become involved in direct or indirect bribery. This means that CGI may incur liability where a Third Party engaged to represent or provide a service to, or on behalf of, CGI makes an improper payment or otherwise engages in improper conduct in the course of its work for CGI. This exposure may arise notwithstanding that the payment or conduct in question is prohibited by CGI and/or that CGI had no knowledge of this payment. All CGI dealings with Third Parties must be carried out with the highest degree of integrity, visibility, and in compliance with all relevant laws and regulations.

© 2014 CGI GROUP INC.	69	Proprietary

How we ensure compliance

Professional integrity is a prerequisite for the selection and retention of Third Parties by CGI. Prior to the retention of any Third Party, the CGI member responsible for such retention must ensure that appropriate due diligence is conducted on such Third Party and any compliance “red flags” that are identified are properly addressed. In certain circumstances, Third Parties will receive compliance training, and all Third Parties are subject to CGI’s monitoring requirements and audit to ensure compliance with Anti-Corruption Laws and this Policy. Contracts with Third Parties must, where appropriate, contain appropriate terms to mitigate corruption risks.

CGI’s approach to retaining, training and monitoring Third Parties is “risk-based”, which takes into account a number of factors, including the corruption risk in the country in which the Third Party conducts its activities for CGI, the nature of CGI’s relationship with the Third Party, the reputation and notoriety of the Third Party and the value and prospects of CGI’s relationship with the Third Party. In higher risk situations, enhanced due diligence, training and monitoring, including the Third Party’s agreement to comply with CGI’s Third-Party Code of Ethics, will be required in accordance with procedures and protocols to be issued by the CGI Legal Department.

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Excessive commissions to third-party representatives or consultants;

•	Third-party “consulting agreements” that include only vaguely described services;

•	Family, business, or other “special” ties with government or political officials;

•	Reputation for violating local law or company policy;

•	Negative press, rumors, allegations or sanctions;

•	Requests from government officials or clients to engage or hire specific Third Parties;

•	Lack of credentials for the nature of the work being performed by the Third Party;

•	Request to make payment to an entity located in an off-shore tax haven;

•	Lack of an office or established place of business, or a shell-company incorporated in an offshore jurisdiction;

•	Requests for payment of non-contracted amounts, or lack of documentation for services performed;

•	Convoluted or complex payment requests (such as payments to third parties or to accounts in other countries, requests for payments in cash, or requests for up-front payments);

•	Requests for political or charitable contributions or other favors as a way of influencing official action;

•	Requests for specific sums of money to “fix” problems or “make them go away.”

© 2014 CGI GROUP INC.	70	Proprietary

4.	Facilitation payments

Policy

“Facilitation Payments” are payments made to secure, facilitate or speed-up routine, non-discretionary government actions (e.g. payments for speeding up customs clearance, loading and unloading cargo or scheduling government inspections or issuing government licenses or port documentation). CGI regards Facilitation Payments to be a form of corruption and strictly prohibits them.

How we ensure compliance

CGI members who are requested to make a facilitation payment should make a report to ethics.crp@cgi.com immediately. In addition, any CGI member that makes a payment that could reasonably be misunderstood as a Facilitation Payment should make a report to ethics.crp@cgi.com and ensure that the payment transaction is completely and accurately documented in CGI’s books and records.

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Payments to obtain permits, licenses, or work orders to which you are already entitled;

•	Payments to receive police protection or mail pickup/delivery;

•	Payments to receive phone service or water/power supply;

•	Payments to schedule inspections or transit of goods across border controls.

5.	Anti-money laundering

Money laundering is the process by which one conceals the existence of an illegal source of income and then disguises that income to make it appear legitimate. Use by CGI of proceeds tainted by illegality can give rise to liability in the countries in which CGI operates. CGI members should make a report pursuant to the Serious Ethical Incidents Reporting Policy or to ethics.crp@cgi.com if they become aware of suspicious circumstances leading them to believe that any transaction might involve the payment or the receipt of proceeds of any unlawful activity.

Red flags

Examples of common “red flags” that could indicate money laundering include the following:

•	Refusal to disclose the source of funds or the beneficial ownership of funds;

•	Uncertain qualifications of a participant for a proposed transaction; for example, if the principal business of such participant appears to be unrelated to such transaction;

© 2014 CGI GROUP INC.	71	Proprietary

•	Cash payments;

•	Payments to and from tax haven jurisdictions;

•	Complicated payment and transaction structures, including the use of multiple parties in transactions where payments and shipments are made to or from third parties which are not parties to the underlying contract;

•	Criminal connections of transaction participants.

Training and Monitoring

In furtherance of CGI’s commitment to compliance with the law, this Anti-Corruption Policy is communicated to all CGI directors, officers, members and Third Parties, and is available on the CGI Enterprise Portal. Responsibility for compliance with this Policy, including the duty to seek guidance when in doubt, rests with the members or relevant Third Parties.

CGI will provide regular training on this Policy. When necessary, specialized training will be provided to members, directors and/or officers with significant compliance responsibilities or in high risk functions.

CGI will audit and monitor compliance with this Policy on an ongoing basis.

Reporting of Suspected Violations

Subject to applicable law, any suspected breaches of this Policy which directly or indirectly affect CGI’s business must be reported consistent with CGI’s Serious Ethical Incidents Reporting Policy. The process in place protects the incident reporter and ensures the confidentiality of the report. There will be no retaliation for making a report. According to our Serious Ethical Incidents Reporting Policy, you can make confidential reports of misconduct by calling a toll-free hotline number (see policy for numbers to call) or online (at ethicspoint.com).

Consequences of Misconduct

The consequences of violating applicable Anti-Corruption Laws are potentially very serious for CGI and individual members. CGI will vigorously enforce compliance with this Policy. Violations may result in disciplinary action, including in serious cases, termination of employment. Violations may also result in criminal and civil exposure for CGI and any individuals involved, including imprisonment, fines and damages actions, and can cause significant damage to CGI’s reputation in the market place. CGI may also face suspension and disbarment from public sector contracts as a result of violations by CGI members.

Third Parties who breach the CGI Third Party Code of Ethics may also be subject to prosecution and severe penalties, including the termination of their contract with CGI.

© 2014 CGI GROUP INC.	72	Proprietary

Questions about this Policy

Questions about the application of this Policy to specific circumstances can be directed to ethics.crp@cgi.com. Questions can also be directed to your local CGI Legal Department or Human Resources representative.

© 2014 CGI GROUP INC.	73	Proprietary

5. Appendices

© 2014 CGI GROUP INC.	Proprietary

APPENDIX A

Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52 110

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

© 2014 CGI GROUP INC.	75	Proprietary

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

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

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

© 2014 CGI GROUP INC.	76	Proprietary

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	additional independence requirements

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

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© 2014 CGI GROUP INC.	77	Proprietary

Appendix B:

Limits on Permissible Gifts and Hospitalities for Government Officials

The following table sets forth guidelines contained in applicable local law for permissible limits on Gifts and Hospitalities being offered or made by CGI members to Government Officials in select jurisdictions where CGI operates its business:

Country	Limit for Gifts	Limits for Hospitality
Australia	AUD 38 (approximately CAD 30)	AUD 125 (approximately CAD 100)
Austria	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel
Brazil	BRL 100 (CAD 55)	BRL 100 (approximately CAD 55) recommended
Canada	CAD 24	CAD 47 breakfast; CAD 70 lunch; CAD 95 dinner; CAD 29 refreshments
China	RMB 200 (approximately CAD 29)	RMB 515 (approximately CAD 75)
France	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
Germany	items of symbolic value EUR 35 (approximately CAD 50), such as pens, calendars and other items with the Company logo	EUR 65 (approximately CAD 100), opinion of local counsel recommended
India	INR 1,000 (approximately CAD 22)	INR 1,000 (approximately CAD 22) recommended
Ireland	EUR 30 (approximately CAD 42)	EUR 100 (approximately CAD 141)
Japan	requires opinion of local counsel, except gift items distributed widely for commemorative purposes, and commemorative gifts at a buffet party where more than 20 guests are in attendance	requires opinion of local counsel, except refreshments at Company premises, e.g., cup of coffee
Netherlands	EUR 50 (approximately CAD 70), with prior approval of recipient’s supervisor	meals not permissible, except as part of a seminar, fair or similar event with prior approval of recipient’s supervisor

© 2014 CGI GROUP INC.	78	Proprietary

Country	Limit for Gifts	Limits for Hospitality
New Zealand	NZD 30 (approximately CAD 19)	NZD 80 (approximately CAD 52)*
Philippines	gifts, such as Company souvenirs of minor value, e.g., PHP 1,500 (approximately CAD 30)	PHP 1,500 (approximately CAD 30)
Poland	Requires opinion of local counsel, except for small Company souvenirs of minor value, e.g., pen	PLN 240 (approximately CAD 100)
Russia	RUB 500 (approximately CAD 20	RUB 2,500 (approximately CAD 100)
Singapore	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel, except for modest working lunch/refreshments at Company premises
South Africa	ZAR 350 (approximately CAD 44)	ZAR 815 (approximately CAD 75)
Spain	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
United Kingdom	requires opinion of CGI Legal Department	requires opinion of CGI Legal Department
United States	Requires opinion of CGI Legal Department	requires opinion of CGI Legal Department

© 2014 CGI GROUP INC.	79	Proprietary

Consolidated Financial Statements

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

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

Michael E. Roach	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 12, 2014

FISCAL 2014 RESULTS

Management’s and Auditors’ reports

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

As of the end of the Company’s 2014 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2014, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2014, has been audited by the Company’s independent auditors, as stated in their report appearing on page 58.

Michael E. Roach	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 12, 2014

Consolidated Financial Statements

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2014, and our report dated November 12, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 12, 2014

1. CPA auditor, CA, public accountancy permit No. A112431

FISCAL 2014 RESULTS

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2014 and 2013 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2014 and 2013, and its financial performance and its cash flows for the years ended September 30, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Consolidated Financial Statements

Management’s and Auditors’ reports

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.’s internal control over financial reporting as of September 30, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated November 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP[1]
Ernst & Young LLP

Montréal, Canada
November 12, 2014

1. CPA auditor, CA, public accountancy permit No. A112431

FISCAL 2014 RESULTS

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2014	2013
	$	$
Revenue	10,499,692	10,084,624
Operating expenses
Costs of services, selling and administrative (Note 23)	9,129,791	9,012,310
Integration-related costs (Note 26b)	127,341	338,439
Finance costs (Note 25)	101,278	113,931
Finance income	(2,010)	(4,362)
Foreign exchange loss (gain)	13,042	(3,316)
	9,369,442	9,457,002
Earnings before income taxes	1,130,250	627,622
Income tax expense (Note 16)	270,807	171,802
Net earnings	859,443	455,820
Earnings per share (Note 21)
Basic earnings per share	2.78	1.48
Diluted earnings per share	2.69	1.44

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2014	2013
	$	$
Net earnings	859,443	455,820
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	221,279	297,761
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(100,869)	(143,785)
Net unrealized gains on cash flow hedges	20,729	134
Net unrealized gains (losses) on investments available for sale	941	(1,704)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses	(35,311)	(30,845)
Other comprehensive income	106,769	121,561
Comprehensive income	966,212	577,381

See Notes to the Consolidated Financial Statements.

FISCAL 2014 RESULTS

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2014	2013
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	535,715	106,199
Current derivative financial instruments (Note 31)	9,397	1,344
Accounts receivable (Note 5)	1,036,068	1,205,625
Work in progress	807,989	911,848
Prepaid expenses and other current assets	174,137	218,446
Income taxes	8,524	17,233
Total current assets before funds held for clients	2,571,830	2,460,695
Funds held for clients (Note 6)	295,754	222,469
Total current assets	2,867,584	2,683,164
Property, plant and equipment (Note 7)	486,880	475,143
Contract costs (Note 8)	156,540	140,472
Intangible assets (Note 9)	630,074	708,165
Other long-term assets (Note 10)	74,158	58,429
Long-term financial assets (Note 11)	84,077	51,892
Deferred tax assets (Note 16)	323,416	368,217
Goodwill (Note 12)	6,611,323	6,393,790
	11,234,052	10,879,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,060,380	1,119,034
Current derivative financial instruments (Note 31)	4,588	6,882
Accrued compensation	583,979	713,933
Deferred revenue	457,056	508,267
Income taxes	156,283	156,358
Provisions (Note 13)	143,309	223,074
Current portion of long-term debt (Note 14)	80,367	534,173
Total current liabilities before clients’ funds obligations	2,485,962	3,261,721
Clients’ funds obligations	292,257	220,279
Total current liabilities	2,778,219	3,482,000
Long-term provisions (Note 13)	70,586	109,011
Long-term debt (Note 14)	2,599,336	2,332,377
Other long-term liabilities (Note 15)	308,387	434,653
Long-term derivative financial instruments (Note 31)	149,074	157,110
Deferred tax liabilities (Note 16)	155,972	155,329
Retirement benefits obligations (Note 17)	183,753	153,095
	6,245,327	6,823,575
Equity
Retained earnings	2,356,008	1,551,956
Accumulated other comprehensive income (Note 18)	228,624	121,855
Capital stock (Note 19)	2,246,197	2,240,494
Contributed surplus	157,896	141,392
	4,988,725	4,055,697
	11,234,052	10,879,272

See Notes to the Consolidated Financial Statements.

Approved by the Board
	Michael E. Roach	Serge Godin

	Director	Director

Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	859,443	—	—	—	859,443
Other comprehensive income	—	106,769	—	—	106,769
Comprehensive income	859,443	106,769	—	—	966,212
Share-based payment costs	—	—	—	31,716	31,716
Income tax impact associated with stock options	—	—	—	3,269	3,269
Exercise of stock options (Note 19)	—	—	83,305	(18,380)	64,925
Exercise of performance share units (“PSUs”) (Note 19)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 19)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 19)	—	—	908	482	1,390
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$

Balance as at September 30, 2012	1,113,225	294	2,201,694	107,690	3,422,903

Net earnings	455,820	—	—	—	455,820
Other comprehensive income	—	121,561	—	—	121,561
Comprehensive income	455,820	121,561	—	—	577,381
Share-based payment costs	—	—	—	31,273	31,273
Income tax impact associated with stock options	—	—	—	15,232	15,232
Exercise of stock options (Note 19)	—	—	51,971	(12,531)	39,440
Exercise of performance share units (“PSUs”) (Note 19)	—	—	272	(272)	—
Repurchase of Class A subordinate shares (Note 19)	(17,089)	—	(5,780)	—	(22,869)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(7,663)	—	(7,663)
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

See Notes to the Consolidated Financial Statements.

FISCAL 2014 RESULTS

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2014	2013
	$	$
Operating activities
Net earnings	859,443	455,820
Adjustments for:
Amortization and depreciation (Note 24)	444,232	435,944
Deferred income taxes (Note 16)	54,360	34,714
Foreign exchange loss (gain)	17,751	(4,938)
Share-based payment costs	31,716	31,273
Net change in non-cash working capital items (Note 27)	(232,667)	(281,556)
Cash provided by operating activities	1,174,835	671,257

Investing activities
Net change in short-term investments	73	11,843
Business acquisition	—	(5,140)
Purchase of property, plant and equipment	(181,471)	(141,965)
Proceeds from sale of property, plant and equipment	13,673	—
Additions to contract costs	(73,900)	(31,207)
Additions to intangible assets	(77,726)	(71,447)
Purchase of long-term investments	(15,059)	(10,518)
Proceeds from sale of long-term investments	6,880	6,402
Payments received from long-term receivable	6,377	8,177
Cash used in investing activities	(321,153)	(233,855)

Financing activities
Net change in unsecured committed revolving credit facility	(283,049)	(467,027)
Increase of long-term debt	1,021,918	80,333
Repayment of long-term debt	(1,047,261)	(68,057)
Settlement of derivative financial instruments (Note 31)	(37,716)	—
Purchase of Class A subordinate shares held in trust (Note 19)	(23,016)	(7,663)
Resale of Class A subordinate shares held in trust	1,390	—
Repurchase of Class A subordinate shares (Note 19)	(111,468)	(22,869)
Issuance of Class A subordinate shares	65,138	39,312
Cash used in financing activities	(414,064)	(445,971)
Effect of foreign exchange rate changes on cash and cash equivalents	(10,102)	1,665
Net increase (decrease) in cash and cash equivalents	429,516	(6,904)
Cash and cash equivalents, beginning of year	106,199	113,103
Cash and cash equivalents, end of year (Note 4)	535,715	106,199

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the International Financial Reporting Interpretations Committee interpretations as issued by the International Accounting Standards Board (“IASB”). The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2014 and 2013 were authorized for issue by the Board of Directors on November 12, 2014.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity, the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for income tax uncertainties and litigations and claims.

The use of judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

Multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecast and the availability of future tax planning strategies.

A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements and in Note 3, “Summary of significant accounting policies”.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

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

Revenue from sales of third party vendor products, such as software licenses, hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service and if it assumes delivery and credit risks.

Relative selling price

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

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

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

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

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“PP&E”), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives are recognized as a reduction in the rental expense over the lease term.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.

Transition costs

Transition costs consist of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client following a tender process but the contract has not yet been signed.

Amortization of contract costs

Contract costs are amortized as services are provided. Amortization of transition costs and pre-contract costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company mainly uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

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

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as the number of years to include in the forecast period, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions mainly related to business acquisitions.

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

Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, an appropriate timeline and has been communicated.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

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

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within cost of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors.

The Company measures the compensation granted at the fair value of the liability. The fair value of the liability is established by dividing the total fee payable by the closing price of Class A subordinate shares of the Company on the TSX on the day immediately preceding the fee payment date. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date using the market value of the shares issued. The DSU liability is presented in accrued compensation and fluctuations in fair value are recognized in salaries and other member costs within cost of services, selling and administrative.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available for sale are measured subsequently at their fair values.

Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.

The unrealized gains and losses, net of applicable income taxes, on available for sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statements of earnings.

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

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting, refer to “Derivative Financial Instruments and Hedging Transactions”). In addition, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables.

Available for sale

Long-term bonds included in funds held for clients and in long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

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

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

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

NET INVESTMENT HEDGES

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

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES

Cash flow hedges on future revenue

The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

Cash flow hedge on unsecured committed term loan credit facility

The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

The above hedges were documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

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

Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS

The Company operates post-employment benefit plans of both a defined contribution and defined benefit nature.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefits plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

A)	NEW STANDARDS AND AMENDMENTS ADOPTED

The following new and amended standards have been adopted by the Company effective October 1, 2013:

IFRS 10 - Consolidated Financial Statements

The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s consolidated financial statements.

IFRS 12 - Disclosure of Interests in Other Entities

The new standard provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of IFRS 12 did not result in any significant impact on the Company’s consolidated financial statements.

IFRS 13 - Fair Value Measurement

The new standard provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s consolidated financial statements other than to give rise to additional disclosures.

IAS 1 - Presentation of Financial Statements

The amendment requires grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to the consolidated statements of earnings.

IAS 19 - Employee Benefits

Two amendments of IAS 19 have been adopted by the Company.

The first amendment requires to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense or income on the net defined benefit liability or asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s consolidated financial statements, other than to give rise to additional disclosures.

The second amendment permits the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s consolidated financial statements.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

B)	FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Cash and cash equivalents

	As at September 30, 2014	As at September 30, 2013
	$	$
Cash	265,715	105,677
Cash equivalents	270,000	522
	535,715	106,199

5.	Accounts receivable

	As at September 30, 2014	As at September 30, 2013
	$	$
Trade	873,466	1,018,990
Other[1]	162,602	186,635
	1,036,068	1,205,625

[1]

Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, research and development tax credits and other job and economic growth creation programs available. The tax credits represent approximately $113,511,000 and $110,615,000 of other accounts receivable in 2014 and 2013, respectively.

The fiscal measures under the Québec Development of E-Business program enable corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015. For all eligible salaries incurred after June 4, 2014, the refundable tax credit was reduced to 24% and the maximum of $20,000 per year was maintained until December 31, 2025.

6.	Funds held for clients

	As at September 30, 2014	As at September 30, 2013
	$	$
Cash	97,577	34,653
Long-term bonds	198,177	187,816
	295,754	222,469

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2013	62,077	193,221	140,970	485,736	882,004
Additions/transfers	8,962	10,630	19,926	155,939	195,457
Disposals/transfers	—	(6,932)	(38,420)	(34,984)	(80,336)
Foreign currency translation adjustment	1,318	8,323	8,757	16,141	34,539
As at September 30, 2014	72,357	205,242	131,233	622,832	1,031,664
Accumulated depreciation
As at September 30, 2013	6,670	99,015	56,272	244,904	406,861
Depreciation expense (Note 24)	3,275	29,669	26,811	127,131	186,886
Disposals/transfers	—	(6,920)	(35,105)	(24,077)	(66,102)
Foreign currency translation adjustment	197	3,617	5,626	7,699	17,139
As at September 30, 2014	10,142	125,381	53,604	355,657	544,784
Net carrying amount as at September 30, 2014	62,215	79,861	77,629	267,175	486,880

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2012	56,638	182,553	134,071	413,613	786,875
Additions/transfers	4,038	16,197	18,570	121,060	159,865
Disposals/transfers	—	(8,276)	(13,941)	(60,767)	(82,984)
Foreign currency translation adjustment	1,401	2,747	2,270	11,830	18,248
As at September 30, 2013	62,077	193,221	140,970	485,736	882,004
Accumulated depreciation
As at September 30, 2012	5,240	76,431	40,992	182,732	305,395
Depreciation expense (Note 24)	1,467	28,299	27,788	118,133	175,687
Disposals/transfers	—	(6,393)	(12,730)	(58,871)	(77,994)
Foreign currency translation adjustment	(37)	678	222	2,910	3,773
As at September 30, 2013	6,670	99,015	56,272	244,904	406,861
Net carrying amount as at September 30, 2013	55,407	94,206	84,698	240,832	475,143

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2014			As at September 30, 2013
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,522	8,744	6,778	15,762	7,218	8,544
Computer equipment	93,375	61,783	31,592	105,112	66,117	38,995
	108,897	70,527	38,370	120,874	73,335	47,539

8.	Contract costs

	As at September 30, 2014			As at September 30, 2013
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	356,704	209,186	147,518	291,305	165,705	125,600
Incentives	101,291	92,269	9,022	103,058	88,186	14,872
	457,995	301,455	156,540	394,363	253,891	140,472

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Additions/transfers	4,226	6,499	114	34,759	41,790	—	87,388
Disposals/transfers	(12,170)	(1,307)	(603)	(1,984)	(12,449)	—	(28,513)
Foreign currency translation adjustment	5,628	173	3,354	17,639	4,672	34,355	65,821
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Accumulated amortization
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Amortization expense (Note 24)	14,264	2,996	12,568	21,467	26,874	114,523	192,692
Disposals/transfers	(12,170)	(1,118)	(121)	(1,980)	(12,197)	—	(27,586)
Foreign currency translation adjustment	4,142	81	2,687	10,635	3,358	16,778	37,681
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Net carrying amount as at September 30, 2014	33,239	8,593	26,937	115,401	63,541	382,363	630,074

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2012	87,282	43,237	118,094	233,261	175,932	819,596	1,477,402
Additions/transfers	20,898	2,134	4,826	23,781	27,008	—	78,647
Disposals/transfers	(5,824)	—	(237)	(4,404)	(74,329)	(1,382)	(86,176)
Foreign currency translation adjustment	2,646	—	1,167	7,434	1,837	43,790	56,874
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Accumulated amortization
As at September 30, 2012	42,117	36,100	72,977	147,340	132,629	258,460	689,623
Amortization expense (Note 24)	25,134	4,084	11,097	18,205	20,956	114,505	193,981
Disposals/transfers	(5,608)	—	(493)	(4,396)	(72,241)	(1,382)	(84,120)
Foreign currency translation adjustment	1,568	—	1,063	3,814	1,541	11,112	19,098
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Net carrying amount as at September 30, 2013	41,791	5,187	39,206	95,109	47,563	479,309	708,165

All intangible assets are subject to amortization.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2014	As at September 30, 2013
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	22,415	20,856
Retirement benefits assets (Note 17)	8,737	9,175
Deferred financing fees	4,474	3,856
Long-term maintenance agreements	15,004	6,653
Deposits	11,773	9,960
Other	11,755	7,929
	74,158	58,429

11.	Long-term financial assets

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred compensation plan assets (Note 31)	31,151	24,752
Long-term investments	30,689	20,333
Long-term receivables	7,403	4,289
Derivative financial assets (Note 31)	14,834	2,518
	84,077	51,892

12.	Goodwill

The Company completed the annual impairment test as at September 30, 2014 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2013	1,370,399	1,274,667	1,111,702	805,891	827,291	715,011	288,829	6,393,790
Foreign currency translation adjustment	121,513	(1,844)	—	14,328	64,599	7,985	10,952	217,533
As at September 30, 2014	1,491,912	1,272,823	1,111,702	820,219	891,890	722,996	299,781	6,611,323

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill (continued)

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2014	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.2	12.2	9.0	10.6	10.2	10.6	21.7
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	1.9	1.8	1.6	2.0

As at September 30, 2013	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	10.0	12.5	7.6	10.8	10.7	10.5	20.1
Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0

[1]	The long-term growth rate is based on published industry research.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Additional provisions	14,118	3,351	1,770	100,354	119,593
Utilized amounts	(44,174)	(14,133)	(1,560)	(122,130)	(181,997)
Reversals of unused amounts	(24,275)	(24,984)	(12,574)	(6,081)	(67,914)
Discount rate adjustment and imputed interest	605	—	525	—	1,130
Foreign currency translation adjustment	5,353	1,941	2,364	1,340	10,998
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Current portion	17,203	31,593	8,542	85,971	143,309
Non-current portion	28,446	—	36,239	5,901	70,586

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2012	88,670	91,669	53,366	143,120	376,825
Additional provisions	36,687	—	1,722	249,799	288,208
Utilized amounts	(34,490)	(31,332)	(2,375)	(284,106)	(352,303)
Reversals of unused amounts	(1,683)	—	(1,958)	—	(3,641)
Discount rate adjustment and imputed interest	646	—	572	—	1,218
Foreign currency translation adjustment	4,192	5,081	2,929	9,576	21,778
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Current portion	41,668	65,418	7,735	108,253	223,074
Non-current portion	52,354	—	46,521	10,136	109,011

[1]

As at September 30, 2014, the timing of cash outflows relating to these provisions ranges between one and nine years (one and ten years as at September 30, 2013) and was discounted at a weighted average rate of 1.35% (1.15% as at September 30, 2013). For the year ended September 30, 2014, a net amount of $1,503,000 of integration costs ($31,899,000 for the year ended September 30, 2013) was accounted for in the provision for onerous leases (Note 26b). The reversals of unused amounts are mostly due to the sublease in the period of previously vacated premises, as well as favorable lease terminations.

[2]

As at September 30, 2014, litigations and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $15,661,000, $7,433,000 and $8,499,000, respectively (as at September 30, 2013, $34,409,000, $15,434,000 and $15,575,000, respectively). The reversals of unused amounts are mostly due to the favorable settlement of tax exposures and contractual disputes.

[3]

As at September 30, 2014, the decommissioning liability was based on the expected cash flows of $45,834,000 ($56,454,000 as at September 30, 2013) and was discounted at a weighted average rate of 0.94% (0.93% as at September 30, 2013). The timing of the settlement of these obligations ranges between one and nine years as at September 30, 2014 (one and ten years as at September 30, 2013).

[4]

For the year ended September 30, 2014, a net amount of $94,273,000 of integration costs ($249,799,000 for the year ended September 30, 2013) was accounted for in the provision for restructuring (Note 26b).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2014	As at September 30, 2013
	$	$

Senior U.S. unsecured notes repayable by tranches of $95,277 (U.S.$85,000) in 2016, $156,926 (U.S.$140,000) in 2018 and $280,225 (U.S.$250,000) in 2021[1]	522,220	475,787

Senior unsecured notes repayable by tranches of $44,836 (U.S.$40,000) in 2019, $61,650 (U.S.$55,000) in 2021, $336,270 (U.S.$300,000) in 2024, $392,315 (U.S. $350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $120,326, (€85,000) in 2021[2]	954,317	—

Unsecured committed revolving credit facility[3]	—	254,818

Unsecured committed term loan credit facility[4]	1,001,752	1,974,490

Obligations repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 3.01% (3.27% in 2013)	117,680	79,446

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 3.66% (3.46% in 2013)	61,698	67,928

Other long-term debt	22,036	14,081
	2,679,703	2,866,550
Current portion	80,367	534,173
	2,599,336	2,332,377

[1]

As at September 30, 2014, an amount of $532,428,000 was drawn, less fair value adjustments relating to interest rate swaps designated as fair value hedges and financing fees for a total of $10,208,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 5.4 years and a weighted average interest rate of 4.57%. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

[2]

During the year ended September 30, 2014, the Company signed a private placement financing. As at September 30, 2014, an amount of $955,397,000 was drawn, less financing fees of $1,080,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 7.9 years and a weighted average interest rate of 3.62%. The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

[3]

In the first quarter of 2014, the unsecured committed revolving credit facility of $1,500,000,000 was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.

Under the four-year unsecured committed revolving credit facility, amounts can be drawn at banker’s acceptance, LIBOR or Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2014, no amount was drawn upon this facility. Also, an amount of $36,720,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

[4]

As at September 30, 2014, an amount of $1,005,332,000 was drawn, less financing fees of $3,580,000. The term loan credit expires on May 2016. The term loan credit facility bears interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2014, the margin paid was 1.5% for LIBOR and Banker’s acceptance and 0.50% for the Canadian prime portion. The term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

During the year ended September 30, 2014, the Company repaid in advance, without penalty, the May 2014 and the May 2015 maturing tranches of the unsecured committed term loan credit facility for a total amount of $486,745,000 and $494,712,000, respectively. Following these repayments, the Company settled related floating-to-fixed interest rate swaps with notional amounts of $450,000,000 and $300,000,000 and related floating-to-floating cross currency swap with a notional amount of $184,900,000 (Note 31).

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt (continued)

Principal repayments on long-term debt, excluding fair value hedges and financing fees, over the forthcoming years are as follows:

			$
Less than one year			48,048
Between one and two years			1,043,394
Between two and five years			456,274
Beyond five years			1,085,157
Total principal payments on long-term debt			2,632,873

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	32,319	1,494	33,813
Between one and two years	20,477	846	21,323
Between two and five years	8,902	359	9,261
Beyond five years	—	—	—
Total minimum finance lease payments	61,698	2,699	64,397

15.	Other long-term liabilities

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred revenue	151,989	225,482
Estimated losses on revenue-generating contracts[1]	42,804	78,390
Deferred compensation plan liabilities (Note 17)	31,633	25,253
Deferred rent	67,169	85,858
Other	14,792	19,670
	308,387	434,653

[1]

The current portion of estimated losses on revenue-generating contracts included in accounts payable and accrued liabilities is $84,747,000 as at September 30, 2014 ($138,700,000 at September 30, 2013).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes

	Year ended September 30
	2014	2013
	$	$
Current income tax expense
Current income tax expense in respect of the current year	250,403	157,822
Adjustments recognized in the current year in relation to the income tax expense of prior years	(33,956)	(20,734)
Total current income tax expense	216,447	137,088
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	60,488	36,253
Deferred income tax expense relating to changes in tax rates	(1,520)	27,708
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	23,948	(818)
Recognition of previously unrecognized temporary differences	(28,556)	(28,429)
Total deferred income tax expense	54,360	34,714
Total income tax expense	270,807	171,802

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2014	2013
	%	%
Company’s statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	(0.3)	(1.5)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(3.4)
Non-deductible and tax exempt items	0.2	1.0
Recognition of previously unrecognized temporary differences	(2.5)	(4.5)
Effect of integration-related costs	(0.1)	2.9
Minimum income tax charge	0.8	1.6
Impact on future tax assets and liabilities resulting from tax rate changes	(0.1)	4.4
Effective income tax rate	24.0	27.4

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2013	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2014
		$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	69,497	6,685	—	—	3,789	79,971
Tax benefits on losses carried forward	300,536	(44,065)	—	—	12,663	269,134
Accrued compensation	68,908	(5,356)	—	(9,542)	3,396	57,406
Retirement benefits obligations	21,958	726	12,940	—	(309)	35,315
Allowance for doubtful accounts	5,274	(1,445)	—	—	(2)	3,827
PP&E, contract costs, intangible assets and other long-term assets	(150,418)	(2,432)	—	—	(7,742)	(160,592)
Work in progress	(43,217)	(9,762)	—	—	(3,089)	(56,068)
Goodwill	(41,326)	(2,798)	—	—	(2,633)	(46,757)
Refundable tax credits on salaries	(21,821)	3,855	—	—	—	(17,966)
Cash flow hedges	4,173	(1,424)	(5,247)	—	81	(2,417)
Other liabilities	(676)	1,656	2,182	—	2,429	5,591
Deferred income taxes, net	212,888	(54,360)	9,875	(9,542)	8,583	167,444

	As at September 30, 2012	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2013
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	96,992	(27,724)	—	—	229	69,497
Tax benefits on losses carried forward	289,323	(10,920)	—	—	22,133	300,536
Accrued compensation	38,518	12,992	—	15,232	2,166	68,908
Retirement benefits obligations	17,448	(2,750)	7,749	—	(489)	21,958
Allowance for doubtful accounts	2,046	3,228	—	—	—	5,274
PP&E, contract costs, intangible assets and other long-term assets	(162,950)	17,932	—	—	(5,400)	(150,418)
Work in progress	(25,382)	(17,107)	—	—	(728)	(43,217)
Goodwill	(35,244)	(4,644)	—	—	(1,438)	(41,326)
Refundable tax credits on salaries	(17,783)	(4,038)	—	—	—	(21,821)
Cash flow hedges	4,379	(696)	(217)	—	707	4,173
Other liabilities	(6,110)	(987)	4,479	—	1,942	(676)
Deferred income taxes, net	201,237	(34,714)	12,011	15,232	19,122	212,888

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred tax assets	323,416	368,217
Deferred tax liabilities	(155,972)	(155,329)
Deferred income taxes, net	167,444	212,888

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2014, the Company had $1,718,494,000 ($1,920,600,000 as at September 30, 2013) in tax losses carried forward and other temporary differences, of which $152,700,000 ($231,199,000 as at September 30, 2013) expire at various dates up to 2032 and $1,565,794,000 ($1,689,401,000 as at September 30, 2013) have no expiry dates. The Company recognized a deferred tax asset of $413,134,000 ($460,800,000 as at September 30, 2013) on the losses carried forward and other temporary differences and recognized a valuation allowance of $144,000,000 ($160,264,000 as at September 30, 2013). The resulting net deferred tax asset of $269,134,000 ($300,536,000 as at September 30, 2013) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits.

As at September 30, 2014, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in subsidiaries for which a deferred tax liability has not been recognized amount to $1,434,101,000 ($934,176,000 as at September 30, 2013).

The cash and cash equivalents held by foreign subsidiaries were $356,147,000 as at September 30, 2014 ($16,400,000 as at September 30, 2013). The tax implications and impact on the Company’s liquidities related to its repatriation will not affect the Company’s liquidity.

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany, France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with the assets held in separate funds. The plan in France is unfunded.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in U.K., Germany and France.

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension scheme is closed to new members and for accrual. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

U.K. (CONTINUED)

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 45% to return-seeking assets such as equities and 55% to matching assets such as bonds; Logica Defined Benefit Pension plan policy is to invest 25% of the Plan’s assets in equities and 75% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds. CMG U.K. Pension Scheme investment policy is currently being revised.

U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme were performed in September 2012 and reported a deficit of $112,209,000 for the CMG U.K. Pension Scheme and $4,000 for the Logica U.K. Pension & Life Assurance Scheme. A recovery plan was proposed for the CMG U.K. Pension Scheme reflecting contributions of $12,926,000 per year (plus $1,436,000 per year for expenses) for 9 years ending in August 2023.

The next funding actuarial valuation for the Logica Defined Benefit Pension Plan will be available in 2015. In the meantime, the Company continues to contribute to the plan, in line with the last actuarial valuation, the monthly payments of $108,000 to cover for the deficit and about $9,000 to cover administrative fees.

Germany

In Germany, the Company is a participating employer in numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. Half of the plans are bound by collective bargaining agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans that do not qualify as plan assets and that are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labor Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(643,857)	(78,035)	(42,540)	(49,370)	(813,802)
Fair value of plan assets	601,313	11,582	—	25,891	638,786
	(42,544)	(66,453)	(42,540)	(23,479)	(175,016)
Fair value of reimbursement rights	—	21,418	—	997	22,415
Net liability recognized in the balance sheet	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

Presented as:
Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	21,418	—	997	22,415
Retirement benefits assets	8,737	—	—	—	8,737
Retirement benefits obligations	(51,281)	(66,453)	(42,540)	(23,479)	(183,753)
	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

As at September 30, 2013	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(521,505)	(64,655)	(29,970)	(434,783)	(1,050,913)
Fair value of plan assets	491,717	10,539	—	404,737	906,993
	(29,788)	(54,116)	(29,970)	(30,046)	(143,920)
Fair value of reimbursement rights	—	20,234	—	622	20,856
Net liability recognized in the balance sheet	(29,788)	(33,882)	(29,970)	(29,424)	(123,064)

Presented as:
Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	20,234	—	622	20,856
Retirement benefits assets	8,813	—	—	362	9,175
Retirement benefits obligations	(38,601)	(54,116)	(29,970)	(30,408)	(153,095)
	(29,788)	(33,882)	(29,970)	(29,424)	(123,064)

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913
Obligations extinguished on settlement	—	—	—	(383,816)	(383,816)
Settlement gain	—	—	—	(8,449)	(8,449)
Current service cost	1,103	864	2,805	2,998	7,770
Interest cost	24,495	2,336	1,099	2,541	30,471
Actuarial losses due to change in financial assumptions[1]	42,766	11,491	6,929	3,304	64,490
Actuarial gains due to change in demographic assumptions[1]	—	—	—	(48)	(48)
Actuarial losses (gains) due to experience[1]	16,531	(194)	2,211	(1,117)	17,431
Past service cost	—	—	(128)	—	(128)
Plan participant contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(974)	(2,896)
Foreign currency translation adjustment[1]	49,018	661	149	2,050	51,878
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802
Defined benefit obligation of unfunded plans	—	—	42,540	18,736	61,276
Defined benefit obligation of funded plans	643,857	78,035	—	30,634	752,526
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

[1]	Amounts recognized in other comprehensive income.

Settlement

During the year ended September 30, 2014, the defined benefit pension plan Stichting Pensioenfonds CMG in Netherlands was settled as the Company signed an agreement with an insurance company to cover residual benefits and was no longer exposed to risks in respect of this plan. The obligations and assets extinguished on settlement amounted to $366,311,000.

In Norway, a defined benefit plan was terminated and replaced by a defined contribution plan in 2014. The plan settled when each member received an individual insurance paid up policy. The obligations and assets extinguished on settlement amounted to $17,505,000 and the Company recorded a settlement gain of $8,449,000.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2012	437,585	58,314	27,092	392,041	915,032
Current service cost	1,096	1,060	2,943	3,422	8,521
Interest cost	20,335	2,232	912	14,888	38,367
Curtailment gain	—	—	(4,371)	—	(4,371)
Actuarial losses (gains) due to change in financial assumptions[1]	53,236	(910)	(262)	(1,654)	50,410
Actuarial losses due to change in demographic assumptions[1]	—	—	—	2,281	2,281
Actuarial losses (gains) due to experience[1]	141	(405)	974	(764)	(54)
Termination benefits	310	—	—	—	310
Plan participant contributions	271	—	—	288	559
Benefits paid from the plan	(13,509)	(429)	—	(11,143)	(25,081)
Benefits paid directly by employer	—	(1,084)	(88)	(1,409)	(2,581)
Foreign currency translation adjustment[1]	22,040	5,877	2,770	36,833	67,520
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913
Defined benefit obligation of unfunded plans	—	—	29,970	11,302	41,272
Defined benefit obligation of funded plans	521,505	64,655	—	423,481	1,009,641
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913

[1]	Amounts recognized in other comprehensive income.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	491,717	30,773	—	405,359	927,849
Assets distributed on settlement	—	—	—	(383,816)	(383,816)
Interest income on plan assets	23,430	1,123	—	1,635	26,188
Employer contributions	17,396	2,031	495	4,251	24,173
Return on assets excluding interest income[1]	35,646	597	—	(521)	35,722
Plan participants contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(457)	(2,379)
Administration expenses paid from the plan	(1,566)	—	—	(6)	(1,572)
Foreign currency translation adjustment[1]	46,251	254	—	2,345	48,850
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Plan assets	601,313	11,582	—	25,891	638,786
Reimbursement rights	—	21,418	—	997	22,415
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2012	433,727	27,480	—	364,034	825,241
Interest income on plan assets	20,504	1,087	—	14,228	35,819
Employer contributions	16,937	1,992	88	3,584	22,601
Return on assets excluding interest income[1]	13,885	(461)	—	619	14,043
Plan participants contributions	271	—	—	288	559
Benefits paid from the plan	(13,509)	(1,014)	—	(11,143)	(25,666)
Benefits paid directly by employer	—	(1,084)	(88)	(1,409)	(2,581)
Administration expenses paid from the plan	(1,619)	—	—	(238)	(1,857)
Foreign currency translation adjustment[1]	21,521	2,773	—	35,396	59,690
As at September 30, 2013	491,717	30,773	—	405,359	927,849
Plan assets	491,717	10,539	—	404,737	906,993
Reimbursement rights	—	20,234	—	622	20,856
As at September 30, 2013	491,717	30,773	—	405,359	927,849

[1]	Amounts recognized in other comprehensive income.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	216,044	—	—	190	216,234
Quoted bonds	352,305	—	—	9,543	361,848
Property	29,897	—	—	1,371	31,268
Cash	3,067	—	—	215	3,282
Other[1]	—	11,582	—	14,572	26,154
	601,313	11,582	—	25,891	638,786

As at September 30, 2013	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	181,463	—	—	2,214	183,677
Quoted bonds	283,186	—	—	20,805	303,991
Property	23,529	—	—	4,936	28,465
Cash	3,539	—	—	2,948	6,487
Other[1]	—	10,539	—	373,834	384,373
	491,717	10,539	—	404,737	906,993

[1]	Other is mainly composed of various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2014	2013
	$	$
Current service cost	7,770	8,521
Curtailment gain	—	(4,371)
Settlement gain	(8,449)	—
Past service cost	(128)	—
Termination benefits	—	310
Net interest on net defined benefit liability or asset	4,283	2,548
Administration expenses	1,572	1,857
	5,048	8,865

[1]

The expense was presented as a recovery of costs of services, selling and administrative for an amount of $807,000 and as finance costs for an amount of $5,855,000 ($5,981,000 and $4,405,000, respectively for the year ended September 30, 2013), with a curtailment gain of nil presented in integration-related costs ($1,521,000 for the year ended September 30, 2013).

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2014	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.85	2.50	2.50	4.20
Future salary increases	3.25	2.50	2.00	5.50
Future pension increases	3.10	1.80	—	—
Inflation	3.25	2.00	2.00	2.90

As at September 30, 2013	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	4.40	3.60	3.60	3.70
Future salary increases	3.35	2.50	2.00	5.30
Future pension increases	3.19	1.75	—	—
Inflation	3.35	2.00	2.00	2.10

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2014			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			23.8	23.0
Longevity at age 45 for current members
Males			24.4	22.0
Females			25.9	25.4

As at September 30, 2013			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			23.8	23.0
Longevity at age 45 for current members
Males			24.3	21.4
Females			25.9	25.4

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each countries. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the years ended September 30, 2014 and 2013: (1) U.K.: 110% PNXA00 (year of birth) plus CMI_2011 projections with 1% p.a. minimum long term improvement rate and (2) Germany: Heubeck RT2005G.

The following table shows the sensitivity of the defined benefit obligations to changes in these assumptions, all other actuarial assumptions remaining unchanged:

As at September 30, 2014	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(28,480)	(2,757)	(1,849)
Decrease of 0.25% in the discount rate	30,292	2,913	1,952
Salary increase of 0.25%	931	642	1,999
Salary decrease of 0.25%	(913)	(568)	(1,900)
Pension increase of 0.25%	8,759	1,120	—
Pension decrease of 0.25%	(9,248)	(1,081)	—
Increase of 0.25% in inflation	22,873	1,152	1,999
Decrease of 0.25% in inflation	(21,707)	(1,098)	(1,900)
Increase of one year in life expectancy	15,039	2,482	—
Decrease of one year in life expectancy	(15,124)	(2,517)	—

As at September 30, 2013	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(21,118)	(2,674)	(1,286)
Decrease of 0.25% in the discount rate	23,052	1,784	1,357
Salary increase of 0.25%	715	528	1,390
Salary decrease of 0.25%	(700)	(468)	(1,322)
Pension increase of 0.25%	7,095	928	—
Pension decrease of 0.25%	(7,490)	(896)	—
Increase of 0.25% in inflation	16,235	1,440	1,390
Decrease of 0.25% in inflation	(14,107)	(632)	(1,322)
Increase of one year in life expectancy	10,504	1,673	—
Decrease of one year in life expectancy	(10,626)	(1,719)	—

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30

	2014	2013
	(in years)

U.K.	19	17
Germany	15	17
France	18	18
Other	14	17

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $20,140,000 to defined benefit plans during the next year, of which $17,217,000 relates to the U.K. plans, and $2,923,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost expense for defined contribution plans amounted to $217,980,000 in 2014 ($207,616,000 in 2013).

In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.87% and the Company’s proportion of the total number of active members in the plan is 0.64%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2014, Alecta’s collective funding ratio was 146% (145% in 2013). The plan expense was $45,044,000 in 2014 ($38,598,000 in 2013). The Company expects to contribute $43,707,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the deferred compensation liability totaled $482,000 as at September 30, 2014 ($501,000 as at September 30, 2013). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $31,151,000 as at September 30, 2014 ($24,752,000 as at September 30, 2013).

The deferred compensation plans assets and liabilities are presented in long-term financial assets and other long-term liabilities, respectively.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2014	As at September 30, 2013
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $31,986 as at September 30, 2014 ($18,818 as at September 30, 2013)	511,689	290,410

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $37,024 as at September 30, 2014 ($21,349 as at September 30, 2013)	(238,583)	(137,714)

Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $2,162 as at September 30, 2014 (net of accumulated income tax recovery of $3,085 as at September 30, 2013)	14,520	(6,209)

Net unrealized gains on investments available for sale, net of accumulated income tax expense of $942 as at September 30, 2014 ($617 as at September 30, 2013)	2,576	1,635

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses, net of accumulated income tax recovery of $18,728 as at September 30, 2014 ($5,788 as at September 30, 2013)	(61,578)	(26,267)
	228,624	121,855

For the year ended September 30, 2014, $22,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $133,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($1,967,000 of the net unrealized losses net of income tax recovery of $1,601,000 for the year ended September 30, 2013).

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock

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

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

For 2014 and 2013, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Issued upon exercise of stock options[1]	3,765,982	51,971	—	—	3,765,982	51,971
Repurchased and cancelled[2]	(723,100)	(5,780)	—	—	(723,100)	(5,780)
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)
PSUs exercised[4]	—	272	—	—	—	272
Conversion of shares[5]	335,392	468	(335,392)	(468)	—	—
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	4,999,544	83,305	—	—	4,999,544	83,305
Repurchased and cancelled[2]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[3]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[3]	—	908	—	—	—	908
PSUs exercised[4]	—	583	—	—	—	583
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197

[1]	The carrying value of Class A subordinate shares includes $18,380,000 ($12,531,000 in 2013), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

On January 29, 2014, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,798,645 Class A subordinate shares during the next year (20,685,976 in 2013) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase commencing February 11, 2014, until no later than February 10, 2015, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. During the year ended September 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its previous NCIB. In addition, during the year ended September 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB (723,100 in 2013) for a cash consideration of $11,468,000 ($22,869,000 in 2013). The excess of the purchase price over the carrying value, in the amount of $8,716,000 ($17,089,000 in 2013), was charged to retained earnings.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 619,888 Class A subordinate shares of the Company on the open market for $23,016,000 during the year ended September 30, 2014 (336,849 Class A subordinate shares for $7,663,000 during the year ended September 30, 2013). During the year ended September 30, 2014, the trustee sold 35,576 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus. For the year ended September 30, 2013, the trustee did not sell any Class A subordinate shares.

[4]

During the year ended September 30, 2014, 22,858 PSUs were exercised (14,020 during the year ended September 30, 2013) with a recorded average fair value of $583,000 ($272,000 as at September 30, 2013) that was removed from contributed surplus. As at September 30, 2014, 1,748,149 Class A subordinate shares were held in trust under the PSU plan (1,186,695 as at September 30, 2013) (Note 20b).

[5]

During the year ended September 30, 2013, a shareholder converted 335,392 Class B shares into 335,392 Class A subordinate shares. No class B shares were converted during the year ended September 30, 2014.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2014, 43,616,083 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2014		2013
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	20,209,569	16.45	18,617,230	12.69
Granted	5,973,451	37.15	7,196,903	23.89
Exercised	(4,999,544)	12.99	(3,765,982)	10.47
Forfeited	(1,438,920)	26.45	(1,825,447)	19.77
Expired	(16,450)	7.85	(13,135)	11.42
Outstanding, end of year	19,728,106	22.88	20,209,569	16.45
Exercisable, end of year	8,890,504	14.13	10,955,235	11.70

The weighted average share price at the date of exercise for share options exercised in 2014 was $37.78 ($29.47 in 2013).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2014:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
7.00 to 8.55	490,915	1.66	8.08	490,915	8.08
9.05 to 10.05	1,634,331	4.00	9.31	1,634,331	9.31
10.11 to 11.80	993,269	3.03	11.38	993,269	11.38
12.54 to 13.26	2,282,150	5.00	12.56	2,282,150	12.56
14.48 to 15.96	2,631,359	6.00	15.48	1,880,357	15.48
19.28 to 22.52	830,466	7.00	19.79	436,086	19.83
23.65 to 32.57	5,192,158	8.22	23.91	1,126,898	23.99
34.68 to 38.79	5,673,458	9.28	37.17	46,498	36.60
	19,728,106	7.03	22.88	8,890,504	14.13

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2014	2013
Grant date fair value ($)	7.98	4.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.92	23.67
Risk-free interest rate (%)	1.53	1.29
Expected life (years)	4.00	4.00
Exercise price ($)	37.15	23.89
Share price ($)	37.15	23.89

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Exercised	(14,020)
Forfeited	(469,072)
Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at September 30, 2014	1,748,149

[1]	The PSUs granted in 2014 had a grant date fair value of $36.15 per unit ($23.65 in 2013).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

c)	Share Purchase plan

Under the Share purchase plan, the Company contributes to the Share purchase plan an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

Under the DSU plan, the Board of Directors may grant DSUs to members of the Board of Directors (“participants”). DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date.

e)	Share-based payment costs

The share-based payment expense recorded in cost of services, selling and administrative expenses is as follows:

	Year ended September 30
	2014	2013
	$	$
Stock options	18,383	19,631
PSUs	13,333	11,642
Share purchase plan	69,500	52,542
DSUs	1,109	2,205
	102,325	86,020

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the year ended September 30:

			2014			2013

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	859,443	308,743,126	2.78	455,820	307,900,034	1.48
Dilutive stock options and PSUs[2]		10,184,611			9,074,145
	859,443	318,927,737	2.69	455,820	316,974,179	1.44

[1]	The 2,837,360 Class A subordinate shares repurchased and 1,748,149 Class A subordinate shares held in trust during the year ended September 30, 2014 (723,100 and 1,186,695, respectively, during year ended September 30, 2013), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 5,648,757 stock options for the year ended September 30, 2014 (19,994 for the year ended September 30, 2013), as they were anti-dilutive.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.	Construction contracts in progress

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

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2014	September 30, 2013
	$	$
Recognized as:
Revenue in the respective year	1,575,593	1,634,739
Recognized as:
Amounts due from customers under construction contracts[1]	289,838	311,733
Amounts due to customers under construction contracts	(153,962)	(209,890)

[1]	As at September 30, 2014, retentions held by customers for contract work in progress amounted to $50,425,000 ($38,133,000 as at September 30, 2013).

23.	Costs of services, selling and administrative

	Year ended September 30
	2014	2013
	$	$
Salaries and other member costs[1]	6,215,991	5,954,032
Hardware, software and data center related costs	786,360	864,687
Professional fees and other contracted labour	1,260,955	1,311,323
Property costs	398,560	410,197
Amortization and depreciation (Note 24)	435,775	416,889
Other operating expenses	32,150	55,182
	9,129,791	9,012,310

[1]	Net of tax credits of $121,114,000 in 2014 ($95,911,000 in 2013).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.	Amortization and depreciation

	Year ended September 30
	2014	2013
	$	$
Depreciation of PP&E1	186,886	175,687
Amortization of intangible assets	192,692	185,309
Amortization of contract costs related to transition costs	56,197	55,893
Included in costs of services, selling and administrative (Note 23)	435,775	416,889

Amortization of contract costs related to incentives (presented as a reduction of revenue)	5,889	8,151
Amortization of internal-use software (presented in integration-related costs)	—	8,672
Amortization of deferred financing fees (presented in finance costs)	1,185	1,186
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,383	1,046
	444,232	435,944

[1]	Depreciation of PP&E acquired under finance leases was $23,822,000 in 2014 ($21,102,000 in 2013).

25.	Finance costs

	Year ended September 30
	2014	2013
	$	$
Interest on long-term debt	92,581	104,502
Net interest cost on the net defined benefit plans (Note 17)	5,855	4,405
Other finance costs	2,842	5,024
	101,278	113,931

26.	Investments in subsidiaries

2014 TRANSACTIONS

There were no acquisitions or significant disposals for the year ended September 30, 2014.

2013 TRANSACTIONS

There were no acquisitions or significant disposals for the year ended September 30, 2013.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

2012 TRANSACTIONS

a)	Modifications to purchase price allocation

During the year ended September 30, 2013, the Company finalized the purchase price allocation and made adjustments relating to the acquisition of Logica. The prior period figures had been retrospectively revised in 2013 as follows:

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

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)

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

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

A.	Contract accounting

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

The Company refined the assumptions related to the discount rate, sublease rental cash flows and costs to restore premises at the end of the lease period. As a result, onerous leases within current provisions decreased by an amount of $3,704,000 while onerous lease and decommissioning liabilities within non-current provisions and decommissioning liabilities within current provisions increased by an amount of $9,681,000, $13,777,000 and $1,405,000. Additionally, leasehold improvements within property, plant and equipment decreased by an amount of $7,845,000.

G.	Fair value of client contracts

The Company refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, long-term deferred revenue within other long-term liabilities increased by an amount of $67,507,000.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

H.	Fair value of lease contracts

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

b)	Integration-related costs

During the year ended September 30, 2014, the previously announced integration program of $525,000,000 was increased by $26,500,000 to include new opportunities and by $24,000,000 to consider foreign currency impact.

During the year ended September 30, 2014, the Company expensed $127,341,000 ($338,439,000 during the year ended September 30, 2013) of the announced program. This amount included net integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $94,273,000 ($249,799,000 during the year ended September 30, 2013) (Note 13), costs related to onerous leases of $1,503,000 ($31,899,000 during the year ended September 30, 2013) (Note 13) and other integration costs of $31,565,000 ($56,741,000 during the year ended September 30, 2013).

During the year ended September 30, 2014, the Company paid in total $157,998,000 ($306,433,000 during the year ended September 30, 2013) related to the integration program and $4,537,000 ($37,937,000 during the year ended September 30, 2013), related to the restructuring program of Logica announced before the acquisition, on December 14, 2011. During the year ended September 30, 2014, the non-cash integration costs of $nil ($7,151,000 during the year ended September 30, 2013) included amortization expense of $nil ($8,672,000 during the year ended September 30, 2013) and curtailment gain of $nil ($1,521,000 during the year ended September 30, 2013).

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a)   Net change in non-cash working capital items is as follows for the years ended September 30:

	2014	2013
	$	$
Accounts receivable	205,945	280,146
Work in progress	161,270	(169,035)
Prepaid expenses and other assets	42,555	17,499
Long-term financial assets	(4,230)	(2,742)
Accounts payable and accrued liabilities	(113,537)	(231,169)
Accrued compensation	(151,573)	164,166
Deferred revenue	(158,026)	(163,941)
Provisions	(132,735)	(67,055)
Other long-term liabilities	(65,840)	(99,573)
Retirement benefits obligations	(17,181)	(7,646)
Derivative financial instruments	(650)	966
Income taxes	1,335	(3,172)
	(232,667)	(281,556)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2014	2013
	$	$
Operating activities
Accounts receivable	(199)	(412)
Prepaid expenses and other assets	(3,792)	(4,180)
	(3,991)	(4,592)
Investing activities
Purchase of property, plant and equipment	(12,878)	(12,909)
Additions of intangible assets	(1,074)	(4,948)
Additions of long-term financial assets	(7,788)	(1,852)
	(21,740)	(19,709)
Financing activities
Increase in obligations under finance leases	24,458	11,745
Increase in obligations other than finance leases	1,074	12,144
Issuance of shares	199	412
	25,731	24,301

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2014	2013
	$	$
Interest paid	103,127	104,981
Interest received	903	3,550
Income taxes paid	182,531	131,552

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following presents information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); the Asia Pacific (including Australia, India, Philippines and the Middle east).

						Year ended September 30, 2014

	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,664,876	2,090,240	1,638,320	1,333,792	1,283,847	1,063,533	425,084	10,499,692
Earnings before integration- related costs, finance costs, finance income and income tax expense[1]	303,515	195,400	361,136	155,695	164,977	107,977	68,159	1,356,859
Integration-related costs								(127,341)
Finance costs								(101,278)
Finance income								2,010
Earnings before income taxes								1,130,250

[1]	Total amortization and depreciation of $443,047,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $114,106,000, $81,793,000, $84,403,000, $34,575,000, $75,853,000, $29,314,000 and $23,003,000, respectively for the year ended September 30, 2014.

						Year ended September 30, 2013

	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,512,530	2,010,693	1,685,723	1,273,604	1,158,520	1,003,950	439,604	10,084,624
Earnings before integration- related costs, finance costs, finance income and income tax expense[1]	283,690	139,418	320,306	109,760	102,820	67,341	52,295	1,075,630
Integration-related costs								(338,439)
Finance costs								(113,931)
Finance income								4,362
Earnings before income taxes								627,622

[1]	Total amortization and depreciation of $426,086,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $103,520,000, $78,095,000, $99,899,000, $30,855,000, $52,417,000, $34,899,000 and $26,401,000, respectively for the year ended September 30, 2013.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2014	As at September 30, 2013
	$	$
U.S.	296,587	288,307
Canada	254,240	289,248
U.K.	240,455	210,089
France	101,477	125,056
Sweden	98,496	96,608
Finland	58,245	66,408
Germany	56,958	55,786
Netherlands	44,454	50,016
Rest of the world	122,582	142,262
	1,273,494	1,323,780

The following table provides revenue information based on the client’s location:

	2014	2013
	$	$
U.S.	2,803,326	2,650,540
Canada	1,614,511	1,670,190
U.K.	1,391,943	1,271,405
France	1,309,568	1,257,473
Sweden	913,110	909,977
Finland	665,845	571,682
Netherlands	527,010	507,638
Germany	384,765	353,967
Rest of the world	889,614	891,752
	10,499,692	10,084,624

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2014	2013
	$	$
Outsourcing
IT Services	4,342,370	4,474,203
BPS	1,118,117	1,143,069
Systems integration and consulting	5,039,205	4,467,352
	10,499,692	10,084,624

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies accounted for $1,404,093,000 (13.4%) of revenues included within the U.S. segment for the year ended September 30, 2014 ($1,392,286,000 (13.8%) for the year ended September 30, 2013).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

a)	Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States
Stanley Associates, Inc.	United States
CGI Federal Inc.	United States
CGI Information Systems and Management Consultants Private Limited	India
CGI France SAS	France
CGI Nederland BV	Netherlands
CGI (Germany) GmbH & Co KG	Germany
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI IT UK Limited	United Kingdom

b)	Compensation of key management personnel

Compensation of key management personnel, defined as the Board of Directors and the Executive Vice-President and Chief Financial Officer, was as follows:

	2014	2013
	$	$
Short-term employee benefits	4,972	8,940
Share-based payments	15,609	13,715

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

At September 30, 2014, the Company is committed under the terms of operating leases with various expiration dates up to 2023, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,413,682,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	336,370
Between one and two years	273,707
Between two and five years	576,091
Beyond five years	227,514

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $306,428,000 ($326,140,000 in 2013), net of sublease income of $26,128,000 ($25,851,000 in 2013). As at September 30, 2014, the total future minimum sublease payments expected to be received under non-cancellable sublease were $100,745,000 ($110,823,000 as at September 30, 2013).

The Company entered into long-term service and other agreements representing a total commitment of $190,083,000. Minimum payments under these agreements are due as follows:

$
Less than one year	74,291
Between one and two years	62,372
Between two and five years	53,420
Beyond five years	—

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 13).

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

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $10,411,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2014. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2014, the Company provided for a total of $55,911,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $85,959,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2014		As at September 30, 2013

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,476,537	1,528,724	475,787	510,667
Unsecured committed revolving credit facility	Level 2	—	—	254,818	254,162
Unsecured committed term loan credit facility	Level 2	1,001,752	1,005,792	1,974,490	1,984,773
Other long-term debt	Level 2	22,036	20,276	14,081	12,269
		2,500,325	2,554,792	2,719,176	2,761,871
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:
	Level	As at September 30, 2014		As at September 30, 2013
			$		$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2		535,715		106,199
Deferred compensation plan assets	Level 1		31,151		24,752
			566,866		130,951
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2		9,397		1,344
Long-term derivative financial instruments	Level 2		14,834		2,518
			24,231		3,862
Available for sale
Long-term bonds included in funds held for clients	Level 2		198,177		187,816
Long-term investments	Level 2		30,689		20,333
			228,866		208,149
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2		4,588		6,882
Long-term derivative financial instruments	Level 2		149,074		157,110
			153,662		163,992

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2014 and 2013.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

		As at September	As at September
	Recorded in derivative financial instruments	30, 2014	30, 2013
		$	$
Hedges on net investments in foreign operations

$968,800 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2013)	Long-term liabilities	136,203	137,795
Cash flow hedges on future revenue

U.S.$32,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $56,800 as at September 30, 2013)	Current assets	—	1,078
	Long-term assets	—	300
	Current liabilities	1,651	—
	Long-term liabilities	605	—

U.S.$75,216 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$94,436 as at September 30, 2013)	Current assets	1,226	—
	Long-term assets	1,586	—
	Current liabilities	1,963	3,705
	Long-term liabilities	1,153	4,079

$94,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142,528 as at September 30, 2013)	Current assets	4,276	266
	Long-term assets	5,937	838
	Current liabilities	475	2,605
	Long-term liabilities	45	1,549

Kr142,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr nil as at September 30, 2013)	Current assets	1	—
	Current liabilities	16	—
	Long-term liabilities	32	—

€121,100 foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€nil as at September 30, 2013)	Current assets	3,894	—
	Long-term assets	7,311	—

€15,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31,000 as at September 30, 2013)	Current liabilities	483	11
	Long-term liabilities	183	52

€nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€17,000 as at September 30, 2013)	Long-term assets	—	26
	Current liabilities	—	149
	Long-term liabilities	—	54
Cash flow hedges on unsecured committed term loan credit facility

$484,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2013)	Long-term assets	—	1,354
	Current liabilities	—	412
	Long-term liabilities	943	537
Fair value hedges on Senior U.S. unsecured notes

U.S.$250,000 interest rate swaps fixed-to-floating (U.S. $250,000 as at September 30, 2013)	Long-term liabilities	9,910	13,044

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows.

As at September 30, 2014, there were no changes in valuation techniques.

The Company expects that approximately $4,928,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2014 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2014, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk on the unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.

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

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivative financial instruments. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar, euro and Swedish krona revenues.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed revolving credit facility, Senior U.S. and euro unsecured notes.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. During the year ended September 30, 2014, the Company settled a floating-to-floating cross-currency swap for a net amount of $28,924,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2014, the Company entered into a foreign currency forward contract to hedge the net investment in its U.S. operations. The foreign currency forward contract was subsequently settled for an amount of $8,792,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

In addition, to mitigate foreign exchange risk arising from transactions denominated in currencies other than the Company’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically. During the year ended September 30, 2013, a fair value gain on the cross-currency swap amounted to $21,325,000 and was offsetting a translation exchange loss on the unsecured committed term loan credit facility of $21,600,000. A fair value loss of $6,992,000 on the foreign currency forward contracts was also offsetting a translation exchange gain. The gains and losses on the economic hedges and the hedged instruments were recorded in foreign exchange gain in the consolidated statements of earnings. As at September 30, 2013, these contracts were terminated, and no such transactions occurred for the year ended September 30, 2014.

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

				2014				2013
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
(Decrease) increase in net earnings	(402)	(1,178)	7,787	(73)	11,548	6,682	5,921	55
Decrease in other comprehensive income	(2,171)	(149,474)	(143,468)	—	—	(71,751)	(150,066)	—

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

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

As at September 30, 2014	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,060,380	1,060,380	1,060,380	—	—	—
Accrued compensation	583,979	583,879	583,879	—	—	—
Senior U.S. & euro unsecured notes	1,476,537	1,912,490	58,900	58,900	571,595	1,223,095
Unsecured committed term loan credit facility	1,001,752	1,051,603	27,732	1,023,871	—	—
Obligations other than finance leases	117,680	124,475	42,838	36,394	45,243	—
Obligations under finance leases	61,698	64,397	33,813	21,323	9,261	—
Other long-term debt	22,036	22,036	8,286	3,726	3,562	6,462
Clients’ funds obligations	292,257	292,257	292,257	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	(17,625)
Outflow		6,959	4,731	2,113	115	—
(Inflow)		(26,041)	(9,658)	(9,415)	(6,968)	—
Cross-currency swaps	136,203
Outflow		1,140,662	21,686	1,118,976	—	—
(Inflow)		(1,023,136)	(32,566)	(990,570)	—	—
Interest rate swaps	10,853
Outflow		848,249	16,687	498,726	28,697	304,139
(Inflow)		(879,626)	(20,053)	(502,440)	(41,950)	(315,183)
	4,745,750	5,178,584	2,088,912	1,261,604	609,555	1,218,513

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2013	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,119,034	1,119,034	1,119,034	—	—	—
Accrued compensation	713,933	713,933	713,933	—	—	—
Senior U.S. unsecured notes	475,787	643,324	22,308	22,308	149,547	449,161
Unsecured committed revolving credit facility	254,818	273,935	6,000	6,000	261,935	—
Unsecured committed term loan credit facility	1,974,490	2,105,910	544,955	536,547	1,024,408	—
Obligations other than finance leases	79,446	84,392	21,940	24,861	37,449	142
Obligations under finance leases	67,928	71,200	23,870	24,459	22,470	401
Other long-term debt	14,081	14,081	5,023	1,129	2,972	4,957
Clients’ funds obligations	220,279	220,279	220,279	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	9,696
Outflow		13,523	6,740	4,679	2,104	—
(Inflow)		(2,746)	(1,367)	(631)	(748)	—
Cross-currency swaps	137,795
Outflow		1,356,654	25,153	231,178	1,100,323	—
(Inflow)		(1,248,720)	(37,835)	(220,777)	(990,108)	—
Interest rate swaps	12,639
Outflow		1,596,637	474,184	318,714	515,635	288,104
(Inflow)		(1,625,755)	(475,879)	(321,066)	(526,778)	(302,032)
	5,079,926	5,335,681	2,668,338	627,401	1,599,209	440,733

As at September 30, 2014, the Company holds cash and cash equivalents, short-term investments and long-term investments of $566,404,000 ($126,601,000 as at September 30, 2013). The Company also has available $1,463,280,000 in unsecured committed revolving credit facility ($1,210,630,000 as at September 30, 2013). The funds held for clients of $295,754,000 ($222,469,000 as at September 30, 2013) fully cover the clients’ funds obligations. As at September 30, 2014, accounts receivable amount to $1,036,068,000 ($1,205,625,000 as at September 30, 2013). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

FISCAL 2014 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with short-term investments, long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

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

	2014	2013
	$	$
Not past due	716,435	814,054
Past due 1-30 days	86,796	109,942
Past due 31-60 days	29,133	43,909
Past due 61-90 days	15,012	32,309
Past due more than 90 days	30,982	21,022
	878,358	1,021,236
Allowance for doubtful accounts	(4,892)	(2,246)
	873,466	1,018,990

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

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2014 and 2013

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2014, total managed capital was $8,234,832 ($7,048,848 as at September 30, 2013). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents (Note 4), short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Debt/Capitalization

-	Net Debt/Capitalization

-	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the impact of the fair value of derivative financial instruments) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization and integration-related costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-	An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

-	In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

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

FISCAL 2014 RESULTS

Management’s Discussion and Analysis of Financial

Position and Results of Operations

November 13, 2014

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

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2014 and 2013. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 10 – Risk Environment.

Management’s Discussion and Analysis

Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•

Adjusted EBIT (non-GAAP) – is a measure of earnings before integration-related costs, finance costs, finance income and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to analyze the trends in our operations. A reconciliation of the yearly and current quarter’s adjusted EBIT to its closest IFRS measure can be found on pages 22 and 38.

•

Net earnings prior to specific items[1] (non-GAAP) – is a measure of earnings before the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter’s net earnings prior to specific items to its closest IFRS measure can be found on pages 24 and 39.

•

Basic and diluted earnings per share prior to specific items[1] (non-GAAP) – is defined as the net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions on a per share basis, assuming all dilutive elements are exercised. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter’s diluted net earnings reported in accordance with IFRS can be found on pages 23 and 38 while the yearly and current quarter’s diluted net earnings prior to specific items can be found on pages 24 and 39.

	•	Net earnings – is a measure of earnings generated for shareholders.

	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

1	Specific items related to the resolution of acquisition-related provisions are described on page 20.

FISCAL 2014 RESULTS

Growth	•

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•

Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings”(non- GAAP)), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•

Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30.

•

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarter’s average equity. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•

Return on invested capital (“ROIC”) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarter’s average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting Segments

The Company is managed through the following seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Please refer to section 3.4 and 3.6 of the present document and to Note 28 of our audited consolidated financial statements for additional information on our segments.

To assist in better understanding the operational performance of our company since the acquisition of Logica plc (“Logica”) in 2012, we refer to our operations in two broad groupings. Our activities prior to Logica were predominantly comprised of the Canada and the U.S. segments which we refer to as our North American operations or segments. The acquired operations which we refer herein as our European operations or segments is comprised of the NSESA, France, U.K., CEE and Asia Pacific segments.

Management’s Discussion and Analysis

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	6
	1.3. Competitive Environment	7
2. Highlights and Key Performance Measures	A summary of key achievements during the year and past three years’ key performance measures as well as CGI’s share performance.
	2.1. Fiscal 2014 Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	11
	2.3. Stock Performance	12
3. Financial Review

A discussion of year-over-year changes to operating results between the years ended September 30, 2014 and 2013, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	14
	3.2. Foreign Exchange	15
	3.3. Revenue Distribution	16
	3.4. Revenue Variation and Revenue by Segment	17
	3.5. Operating Expenses	19
	3.6. Adjusted EBIT by Segment	20
	3.7. Earnings before Income Taxes	22
	3.8. Net Earnings and Earnings Per Share (“EPS”)	23

FISCAL 2014 RESULTS

Section	Contents	Pages
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

	4.1. Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	28
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	30
	4.6. Off-Balance Sheet Financing and Guarantees	31
	4.7. Capability to Deliver Results	31
5. Fourth Quarter Results

A discussion of year-over-year changes to operating results between the three months ended September 30, 2014 and 2013, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating activities. Also discussed are bookings for the three months ended September 30, 2014.

	5.1. Foreign Exchange	33
	5.2. Revenue Variation and Revenue by Segment	34
	5.3. Adjusted EBIT by Segment	36
	5.4. Net Earnings and Earnings Per Share	38
	5.5. Consolidated Statements of Cash Flows	40
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	41
7. Changes in Accounting Policies	A summary of the new and amended accounting standards adopted and the future accounting standard changes.	42
8. Critical Accounting Estimates and Judgements	A discussion of the estimates and judgements made in the preparation of the audited consolidated financial statements.	44
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	47
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	48
	10.2. Legal Proceedings	54

Management’s Discussion and Analysis

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology (“IT”) and business process services (“BPS”) firm in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of these agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We may also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management(enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include: financial services, government, health, telecommunications & utilities, manufacturing, retail and distribution (“MRD”), which together account for more than 90% of global IT spend.

CGI has a wide range of proprietary business solutions that help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of CGI’s legacy business units continue to be certified and most of the business units acquired through the acquisition of Logica are certified as well. The work on certifying the remaining business units is in progress.

1.2. VISION AND STRATEGY

At CGI, we have a vision of being a global world-class IT and BPS leader, who helps its clients succeed. This business vision begins with our dream, which is “to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of.” From this dream we developed our build and buy strategy, comprised of four pillars that combine organic growth (“build”) and acquisitions (“buy”).

FISCAL 2014 RESULTS

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

This four-pillar growth strategy has resulted in our ability to build critical mass in key client geographies, gain a deep knowledge of clients’ business sectors and develop specialized practices and innovative solutions.

CGI remains committed to profitable growth and the fundamentals that help all of CGI’s stakeholders succeed; while fulfilling CGI’s strategic objective of doubling the size of the Company.

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

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our business model is designed to listen to the needs of our clients and adapt our offerings to provide the best solutions to meet each client’s unique needs. Our client approach focuses on:

— Local accountability: We live and work near our clients to provide a high level of responsiveness. We speak our clients’ language, understand their business environment, and collaborate with them to meet their goals and advance their business.

— Global capabilities: Our local presence is backed by an expansive global delivery network that ensures our clients have access to resources that best fit their needs and offer proximity.

— Quality processes: Our investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on-time and on-budget project delivery, enabling our clients to focus on their business objectives.

— Committed experts: Our professionals have vast industry, business and technology expertise to help our clients. In addition, a majority of our professionals are shareholders of the Company, providing an added level of commitment to our clients’ success.

— Practical innovation: We provide a full set of innovative solutions in areas of big data, predictive analytics and mobility, which are complemented by our expertise in business consulting, systems integration and outsourcing services to offer creative business strategies to our clients.

Management’s Discussion and Analysis

CGI’s business operations are based on the Management Foundation (the “Management Foundation”), encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems is followed by all our business units and helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders.

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

FISCAL 2014 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2014 HIGHLIGHTS

Key performance figures for the year include:

•	Revenue of $10,499.7 million, up 4.1%;

•	Adjusted EBIT of $1,356.9 million, up 26.1%;

•	Adjusted EBIT margin of 12.9%, up 220 basis points;

•	Net earnings prior to specific items[1] of $893.5 million, or diluted EPS of $2.80, up 22.8%;

•	Net earnings of $859.4 million, or diluted EPS of $2.69, up 88.5%;

•	Cash provided by operating activities of $1,174.8 million, up 75.0%;

•	Bookings of $10.2 billion and backlog of $18.2 billion;

•	Net debt reduced by $626.6 million;

•	Return on invested capital of 14.5%;

•	Return on equity of 18.8%.

1 Specific items include the integration costs related to the acquisition of Logica, the tax adjustments and the resolution of acquisition-related provisions which are discussed on page 20.

2.1.1. Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

As of September 30, 2014, we completed the integration of Logica, a full year earlier than planned. In addition to the previously announced $525 million program, we actioned an incremental $26.5 million of new opportunities while foreign currency fluctuations unfavorably impacted the program by approximately $24.0 million over the two-year period. In summary, a total of $575.5 million in one-time costs were spent to drive annual savings in excess of $400 million and EPS accretion to CGI.

The following table provides a summary of the integration program:

Summary of the integration program	Total program as of Q4 2014
(In millions of CAD)
Integration-related provision at the beginning of the program	—

Plus:

Integration-related expenses	575.5

Minus:

Integration-related payments	472.7

Non-cash integration-related costs	7.2

Plus : FX impact [a]	10.0
Integration-related provision at the end of the year	105.6

a This amount was recorded in other comprehensive income.

Management’s Discussion and Analysis

2.1.2. Long-term Debt

In the first quarter of fiscal 2014, the unsecured revolving credit facility of $1,500.0 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.

In April 2014, we repaid the first maturing tranche of the term loan credit facility of $486.7 million using the proceeds from our credit facilities.

In September 2014, the Company entered into a $955 million debt private placement comprised of four tranches of Senior U.S. unsecured notes for US$745 million, and one tranche of Senior euro unsecured note for €85 million, with a weighted average maturity of 7.9 years and a weighted average fixed coupon of 3.62%. The Company used the proceeds of the issuance of the new private placement notes to repay the May 2015 maturing tranche of the term loan credit facility of $494.7 million and the outstanding balance of the credit facilities. Further details are provided in section 4.1.3 of the present document.

FISCAL 2014 RESULTS

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

Fiscal 2014 marks the second full year incorporating Logica’s results. Planned as part of our integration activities we have been exiting low margin business to improve our revenue quality. In addition, we have been restructuring the prior Logica operations to align their cost structures to appropriate levels. As a result, our profitability and cash from operating activities have improved. The acquisition of Logica was completed on August 20, 2012, six weeks prior to the end of fiscal 2012. The significant year-over-year changes for fiscal 2012 through fiscal 2013 are primarily attributable to this acquisition.

As at and for the years ended September 30,	2014	2013	2012	Change 2014 / 2013	Change 2013 / 2012
In millions of CAD unless otherwise noted
Growth
Backlog	18,237	18,677	17,647	(440)	1,030

Bookings	10,169	10,310	5,180	(141)	5,130

Book-to-bill ratio	96.8%	102.2%	108.5%	(5.4%)	(6.3)%

Revenue	10,499.7	10,084.6	4,772.5	415.1	5,312.1

Year-over-year growth	4.1%	111.3%	13.0%	(107.2%)	98.3%

Constant currency growth [1]	(2.9%)	110.1%	12.1%	(113.0%)	98.0%
Profitability
Adjusted EBIT [2]	1,356.9	1,075.6	546.7	281.3	528.9

Adjusted EBIT margin	12.9%	10.7%	11.5%	2.2%	(0.8%)

Net earnings	859.4	455.8	131.5	403.6	324.3

Net earnings margin	8.2%	4.5%	2.8%	3.7%	1.7%

Basic EPS (in dollars)	2.78	1.48	0.50	1.30	0.98

Diluted EPS (in dollars)	2.69	1.44	0.48	1.25	0.96
Liquidity

Cash provided by operating activities	1,174.8	671.3	613.3	503.5	58.0

As a % of revenue	11.2%	6.7%	12.9%	4.5%	(6.2%)

Days sales outstanding [3], [8]	43	49	74	(6)	(25)
Capital structure

Net debt [4], [8]	2,113.3	2,739.9	3,105.3	(626.6)	(365.4)

Net debt to capitalization ratio [5], [8]	27.6%	39.6%	46.5%	(12.0%)	(6.9%)

Return on equity [6]	18.8%	12.3%	5.0%	6.5%	7.3%

Return on invested capital [7]	14.5%	11.8%	11.4%	2.7%	0.4%
Balance sheet
Cash and cash equivalents, and short-term investments	535.7	106.2	127.6	429.5	(21.4)

Total assets [8]	11,234.1	10,879.3	10,690.2	354.8	189.1

Long-term financial liabilities [8], [9]	2,748.4	2,489.5	3,228.9	258.9	(739.4)

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 17 for details.

[2]	Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 22.

[3]	Days sales outstanding (“DSO”) is a measure which is discussed on page 31.

[4]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 30.

[5]	The net debt to capitalization ratio is a measure which is discussed on page 30.

[6]	The return on equity ratio is a measure which is discussed on page 30.

[7]	The return on invested capital ratio is a measure which is discussed on page 31.

[8]	The reader should note that the figures for fiscal 2012 were restated to reflect the final purchase price allocation adjustments made in fiscal 2013 to the opening balance sheet of Logica.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

Management’s Discussion and Analysis

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2014 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX 60 Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)

Open:	35.84	Open:	34.83

High:	41.47	High:	39.47

Low:	32.71	Low:	29.40

Close:	37.84	Close:	33.77

CDN average daily trading volumes[1]:	1,545,689	U.S. average daily trading volumes:	267,355

1 Includes the average daily volumes of both the TSX and alternative trading systems.

2.3.2. Share Repurchase Program

On January 29, 2014, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,798,645 Class A subordinate shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 24, 2014. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2014 and ending on the earlier of February 10, 2015, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

FISCAL 2014 RESULTS

During fiscal 2014, the Company repurchased 2,837,360 Class A subordinate shares for $111.5 million at an average price of $39.29 under the annual aggregate limit of the previous NCIB. As at September 30, 2014, the Company may purchase up to 21.8 million shares under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 7, 2014:

Capital Stock and Options Outstanding	As at November 7, 2014

Class A subordinate shares	279,479,153

Class B shares	33,272,767

Options to purchase Class A subordinate shares	19,510,102

Management’s Discussion and Analysis

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $10.2 billion, representing a book-to-bill ratio of 96.8%. The breakdown of the new bookings signed during the year is as follows:

Contract Type

A.	Extensions and renewals	61%

B.	New business	39%

Service Type

A.	Management of IT and business functions (outsourcing)	50%

B.	Systems integration and consulting	50%

Segment

A.	NSESA	26%
B.	U.S	19%
C.	France	15%
D.	Canada	14%
E.	U.K	14%
F.	CEE	11%
G.	Asia Pacific	1%

Vertical Markets

A.	Manufacturing, retail & distribution	28%
B.	Government	28%
D.	Financial services	20%
C.	Telecommunications & utilities	16%
E.	Health	8%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the year ended September 30, 2014, the book-to-bill ratio of our North American operations was at 76.0% while it was at 112.2% for our European operations for a total book-to-bill ratio of 96.8%.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2014	Book-to-bill ratio for the year ended September 30, 2014

Total CGI bookings	10,168,998	96.8%

North American bookings	3,371,848	76.0%

U.S.	1,916,498	69.9%
Canada	1,455,350	85.7%
European bookings	6,797,150	112.2%

NSESA	2,610,607	122.4%
France	1,467,329	109.7%
U.K.	1,437,209	104.0%
CEE	1,142,889	109.9%
Asia Pacific	139,116	82.4%

FISCAL 2014 RESULTS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at September 30,	2014	2013	Change

U.S. dollar	1.1209	1.0285	9.0%

Euro	1.4156	1.3920	1.7%

Indian rupee	0.0181	0.0164	10.4%

British pound	1.8182	1.6639	9.3%

Swedish krona	0.1554	0.1604	(3.1%)

Australian dollar	0.9791	0.9607	1.9%

Average foreign exchange rates

For the years ended September 30,	2014	2013	Change

U.S. dollar	1.0833	1.0155	6.7%

Euro	1.4700	1.3326	10.3%

Indian rupee	0.0178	0.0180	(1.1%)

British pound	1.7953	1.5846	13.3%

Swedish krona	0.1635	0.1551	5.4%

Australian dollar	0.9971	1.0105	(1.3%)

Management’s Discussion and Analysis

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography				Vertical Markets

A.	Management of IT and business			A.	U.S	27%	A.	Government	33%
	functions (outsourcing)		52%	B.	Canada	15%	B.	Manufacturing,
	1. IT services	41%		C.	U.K	13%		retail & distribution	24%
	2. Business process services	11%		D.	France	12%	C.	Financial services	18%
				E.	Sweden	9%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting		48%	F.	Finland	6%	E.	Health	10%
				G.	Rest of the world	18%

3.3.1. Client Concentration

IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 13.4% of our revenue for fiscal 2014 as compared to 13.8% in fiscal 2013.

FISCAL 2014 RESULTS

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2014 and fiscal 2013. The fiscal 2013 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the years ended September 30,				Change
	2014		2013	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,499,692		10,084,624	415,068	4.1%
Variation prior to foreign currency impact	(2.9%	)

Foreign currency impact	7.0%
Variation over previous period	4.1%

U.S.

Revenue prior to foreign currency impact	2,493,426		2,512,530	(19,104)	(0.8%	)

Foreign currency impact	171,450
U.S. revenue	2,664,876		2,512,530	152,346	6.1%

NSESA

Revenue prior to foreign currency impact	1,944,864		2,010,693	(65,829)	(3.3%	)

Foreign currency impact	145,376
NSESA revenue	2,090,240		2,010,693	79,547	4.0%

Canada

Revenue prior to foreign currency impact	1,632,794		1,685,723	(52,929)	(3.1%	)

Foreign currency impact	5,526
Canada revenue	1,638,320		1,685,723	(47,403)	(2.8%	)

France

Revenue prior to foreign currency impact	1,207,907		1,273,604	(65,697)	(5.2%	)

Foreign currency impact	125,885
France revenue	1,333,792		1,273,604	60,188	4.7%

U.K.

Revenue prior to foreign currency impact	1,121,213		1,158,520	(37,307)	(3.2%	)

Foreign currency impact	162,634
U.K. revenue	1,283,847		1,158,520	125,327	10.8%

CEE

Revenue prior to foreign currency impact	968,727		1,003,950	(35,223)	(3.5%	)

Foreign currency impact	94,806
CEE revenue	1,063,533		1,003,950	59,583	5.9%

Asia Pacific

Revenue prior to foreign currency impact	425,676		439,604	(13,928)	(3.2%	)

Foreign currency impact	(592)
Asia Pacific revenue	425,084		439,604	(14,520)	(3.3%	)

Management’s Discussion and Analysis

We ended fiscal 2014 with revenue of $10,499.7 million, an increase of $415.1 million or 4.1% over fiscal 2013. On a constant currency basis, revenue decreased by $290.0 million or 2.9%, as foreign currency rate fluctuations favourably impacted our revenue by $705.1 million or 7.0%. For the current year, the top two vertical markets were government and MRD, which together accounted for approximately 56% of our revenue.

As part of the Company’s strategic focus to continuously improve its revenue quality, and as previously disclosed, we have been exiting low margin business as part of our integration activities. As a result, our yearly revenue has been reduced. Partially offsetting this, new higher quality revenue was booked or existing business expanded and/or extended across the geographies.

3.4.1. U.S.

Revenue in our U.S. segment was $2,664.9 million in fiscal 2014, an increase of $152.3 million or 6.1% over fiscal 2013. On a constant currency basis, revenue decreased by $19.1 million or 0.8%. The decrease in revenue reflects the run-off of a large low margin government project and the ramp down of Federal and state health projects partly offset by the ramp up of work within the financial services vertical markets and the increased sales of IP based business solutions.

For the current year, the top two U.S. vertical markets were government and health, which together accounted for approximately 77% of its revenue.

3.4.2. NSESA

Revenue in our NSESA segment was $2,090.2 million, an increase of $79.5 million or 4.0% over fiscal 2013. On a constant currency basis, revenue decreased by $65.8 million or 3.3%. The decrease in revenue was mainly due to project completions and the run-off of low margin business as previously described, partially offset by the recently awarded multi-year outsourcing contracts.

For fiscal 2014, revenue coming from Sweden and Finland accounted for 74% of this segment while NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

3.4.3. Canada

Revenue in our Canada segment was $1,638.3 million, a decrease of $47.4 million or 2.8% over fiscal 2013. On a constant currency basis, revenue decreased by $52.9 million or 3.1%. The revenue decrease was mainly due to lower work volumes as a result of the expiration of contracts that were partially offset by the start-up of new contracts.

For the current year, Canada’s top two vertical markets were financial services and telecommunication and utilities, which together accounted for approximately 57% of its revenue.

3.4.4. France

Revenue in our France segment was $1,333.8 million, an increase of $60.2 million or 4.7% over fiscal 2013. On a constant currency basis, revenue decreased by $65.7 million or 5.2%. The decrease in revenue was primarily the result of lower work volumes due to the completion of projects and the run-off of low margin business partly offset by the start-up of new contracts.

For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 65% of its revenue.

3.4.5. U.K.

Revenue in our U.K. segment was $1,283.8 million, an increase of $125.3 million or 10.8% over fiscal 2013. On a constant currency basis, revenue decreased by $37.3 million or 3.2%. The decrease in revenue was due to the run-off of low margin business, partly offset by new and extended contracts within the government vertical market.

For the current year, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 69% of its revenue.

FISCAL 2014 RESULTS

3.4.6. CEE

Revenue in our CEE segment was $1,063.5 million, an increase of $59.6 million or 5.9% over fiscal 2013. On a constant currency basis, revenue decreased by $35.2 million or 3.5%. The decrease in revenue was mostly due to lower work volumes due to the completion of projects within the telecommunication and utilities vertical market as well as the run-off of low margin business as previously described.

For fiscal 2014, revenue coming from the Netherlands and Germany accounted for 87% of this segment while CEE’s top two vertical markets were MRD and government, which together accounted for approximately 57% of its revenue.

3.4.7. Asia Pacific

Revenue in our Asia Pacific segment was $425.1 million, a decrease of $14.5 million or 3.3% over fiscal 2013. On a constant currency basis, revenue decreased by $13.9 million or 3.2%. The decrease in revenue was mainly due to the completion of projects within the Australian MRD vertical markets and the planned run-off of projects within the Middle East, partly offset by the increased use of our Asian delivery centers.

For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 79% of its revenue.

3.5. OPERATING EXPENSES

For the years ended September 30,	% of		% of		Change
	2014	Revenue	2013	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	9,129,791	87.0%	9,012,310	89.4%	117,481	1.3%

Foreign exchange loss (gain)	13,042	0.1%	(3,316)	(0.0%)	16,358	(493.3)%

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2014, costs of services, selling and administrative expenses amounted to $9,129.8 million, an increase of $117.5 million or 1.3% compared to fiscal 2013. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $650.4 million, substantially offsetting the favourable translation impact of $705.1 million on revenue. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 89.4% to 87.0%, mainly due to the business synergies achieved through the ongoing integration of Logica.

Compared to fiscal 2013 our costs of services, as a percentage of revenue, remained relatively stable while our selling and administrative expenses decreased as a result of the business synergies achieved through the integration of Logica.

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge cash flows.

3.5.2. Foreign Exchange Loss (gain)

The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. In fiscal 2014, the foreign exchange loss was mainly attributable to the higher volatility of the exchange rates in Q4 2014, causing losses in the settlement of day-to-day transactions.

Management’s Discussion and Analysis

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,
	2014	2013	$	%
In thousands of CAD except for percentages
U.S.	303,515	283,690	19,825	7.0%
As a percentage of U.S. revenue	11.4%	11.3%

NSESA	195,400	139,418	55,982	40.2%
As a percentage of NSESA revenue	9.3%	6.9%

Canada	361,136	320,306	40,830	12.7%
As a percentage of Canada revenue	22.0%	19.0%

France	155,695	109,760	45,935	41.9%
As a percentage of France revenue	11.7%	8.6%

U.K.	164,977	102,820	62,157	60.5%
As a percentage of U.K. revenue	12.9%	8.9%

CEE	107,977	67,341	40,636	60.3%
As a percentage of CEE revenue	10.2%	6.7%

Asia Pacific	68,159	52,295	15,864	30.3%
As a percentage of Asia Pacific revenue	16.0%	11.9%
Adjusted EBIT	1,356,859	1,075,630	281,229	26.1%
Adjusted EBIT margin	12.9%	10.7%

Adjusted EBIT for the year was $1,356.9 million, an increase of $281.2 million or 26.1% from the previous year, while the margin increased from 10.7% to 12.9% over the same period. The growth in adjusted EBIT and margin was primarily due to the benefits of the Logica integration program, which focused on resource utilization, profitable revenue and optimizing selling, general and administrative expenses. Adjusted EBIT from our European segments was $692.2 million or an adjusted EBIT margin of 11.2%, up from $471.6 million or 8.0% over the same period of fiscal 2013. Our North American segments contributed $664.7 million in fiscal 2014 compared to $604.0 million for fiscal 2013, or 15.4% of revenue compared to 14.4% over the same period.

Included in these results for fiscal 2014 is $62.1 million of non-recurring benefits related to the resolution of acquisition-related provisions. When excluding the benefits of the adjustments to the acquisition-related provisions, the fiscal 2014 adjusted EBIT for the European segments would have been $630.1 million or an adjusted EBIT margin of 10.2% up from $471.6 million or 8.0% from fiscal 2013.

These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. To provide better visibility to our operating performance as well as to provide comparability to previous periods, these adjustments have been specifically segregated and disclosed. In addition, these benefits which are not the result of operating management’s daily activities are excluded from any compensation arrangements.

Examples of the items included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

FISCAL 2014 RESULTS

3.6.1. U.S.

Adjusted EBIT in the U.S. segment was $303.5 million for fiscal 2014, an increase of $19.8 million compared to fiscal 2013, while the margin increased from 11.3% to 11.4% over the same period. The increase in adjusted EBIT mainly came from the growth in revenue.

3.6.2. NSESA

Adjusted EBIT in the NSESA segment was $195.4 million for fiscal 2014, an increase of $56.0 million compared to fiscal 2013, while the margin increased from 6.9% to 9.3% over the same period. This increase in adjusted EBIT and margin was mainly the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation, the run-off of low margin business as previously described as well as the positive impact coming from a $8.5 million settlement gain on a pension plan obligation. Included in the $56.0 million increase in adjusted EBIT was $15.0 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and client contracts.

3.6.3. Canada

Adjusted EBIT in the Canada segment was $361.1 million for fiscal 2014, an increase of $40.8 million compared to fiscal 2013, while the margin increased from 19.0% to 22.0% over the same period. The improvement in adjusted EBIT and margin reflects the focus on the management of resource utilization over the fiscal year, the improved execution on in-flight projects and some further cost reduction from additional real estate optimization.

3.6.4. France

Adjusted EBIT in the France segment was $155.7 million for fiscal 2014, an increase of $45.9 million compared to fiscal 2013, while the margin increased from 8.6% to 11.7% over the same period. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation and the run-off of low margin business. France’s adjusted EBIT was also positively impacted by $14.7 million, coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the settlement of tax credits.

3.6.5. U.K.

Adjusted EBIT in the U.K. segment was $165.0 million for fiscal 2014, an increase of $62.2 million compared to fiscal 2013, while the margin increased from 8.9% to 12.9%. This increase in adjusted EBIT and margin was mainly the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation and the benefits of running-off business that was not meeting our profitability standards. The U.K. adjusted EBIT for fiscal 2014 was also positively impacted by $17.1 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and the settlement of tax credits.

3.6.6. CEE

Adjusted EBIT in the CEE segment was $108.0 million for fiscal 2014, an increase of $40.6 million compared to fiscal 2013, while the margin increased from 6.7% to 10.2% over the same period. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program, the implementation of the CGI Management Foundation as well as the benefits of running-off business that was not meeting our profitability standards. In addition, our year-to-date adjusted EBIT was positively impacted by $14.3 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts.

3.6.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $68.2 million for fiscal 2014, an increase of $15.9 million compared to fiscal 2013, while the margin increased from 11.9% to 16.0% over the same period. This increase in adjusted EBIT and margin was mainly the result of the costs synergies realized from the integration program, the implementation of the CGI Management Foundation and the implementation of certain productivity improvements in the global delivery centers.

Management’s Discussion and Analysis

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,							Change
	2014	% of Revenue		2013	% of Revenue		$	%
In thousands of CAD except for percentages

Adjusted EBIT	1,356,859	12.9%		1,075,630	10.7%		281,229	26.1%

Minus the following items:

Integration-related costs	127,341	1.2%		338,439	3.4%		(211,098)	(62.4%	)

Finance costs	101,278	1.0%		113,931	1.1%		(12,653)	(11.1%	)

Finance income	(2,010)	(0.0%	)	(4,362)	(0.0%	)	2,352	(53.9%	)

Earnings before income taxes	1,130,250	10.8%		627,622	6.2%		502,628	80.1%

3.7.1. Integration-Related Costs

For the years ended September 30, 2014 and 2013 the Company incurred $127.3 million and $338.4 million respectively of integration-related costs. These costs pertain to the restructuring and transformation of Logica’s operations to the CGI operating model.

3.7.2. Finance Costs

Finance costs mainly include the interest on our long-term debt used to finance the Logica acquisition. The decrease in finance costs for the year ended September 30, 2014 mainly came as a result of the repayments made on our outstanding long-term debt.

3.7.3. Finance Income

Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

FISCAL 2014 RESULTS

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages

Earnings before income taxes	1,130,250	627,622	502,628	80.1%

Income tax expense	270,807	171,802	99,005	57.6%

Effective tax rate	24.0%	27.4%

Net earnings	859,443	455,820	403,623	88.5%

Net earnings margin	8.2%	4.5%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	308,743,126	307,900,034		0.3%

Class A subordinate shares and Class B shares (diluted)	318,927,737	316,974,179		0.6%

Earnings per share (in dollars)

Basic EPS	2.78	1.48	1.30	87.8%

Diluted EPS	2.69	1.44	1.25	86.8%

3.8.1. Income Tax Expense

For the year ended September 30, 2014, the income tax expense was $270.8 million, an increase of $99.0 million compared to $171.8 million in fiscal 2013, while our effective tax rate decreased from 27.4% to 24.0%. The increase in income tax expense was mainly due to the higher earnings before income taxes. The decrease in the income tax rate for fiscal 2014 was due to favourable tax adjustments of $11.9 million mainly resulting from the settlement of tax liabilities from the legacy Logica European operations. The decrease in the income tax rate for fiscal 2014 was also attributable to net unfavorable tax adjustments of $11.1 million in fiscal 2013 which were comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K., of taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million partly offset by a favorable adjustment of $14.9 million in the U.S. resulting from the expiration of a statute of limitation period.

The table on page 24 shows the year-over-year comparison of the tax rate with the impact of integration-related costs, tax adjustments and benefits related to the resolution of acquisition-related provisions removed.

Based on the enacted rates at the end of fiscal 2014 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 25% to 27% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2014, CGI’s basic and diluted weighted average number of shares increased compared to fiscal 2013 due to the issuance of Class A subordinate shares upon the exercise of stock options, partly offset by the repurchase of 2,837,360 Class A subordinate shares. During the year, 4,999,544 options were exercised.

Management’s Discussion and Analysis

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items

Below is a table showing the year-over-year comparison prior to specific items such as the integration-related costs, favourable tax adjustments and benefits related to the resolution of acquisition-related provisions:

			Change
For the years ended September 30,
	2014	2013	$	%
In thousands of CAD except for percentages

Earnings before income taxes	1,130,250	627,622	502,628	80.1%

Add back:

Integration-related costs	127,341	338,439	(211,098)	(62.4%)

Remove:

Resolution of acquisition-related provisions [1]	62,075	—	62,075	—

Earnings before income taxes prior to specific items	1,195,516	966,061	229,455	23.8%

Margin	11.4%	9.6%

Income tax expense	270,807	171,802	99,005	57.6%

Add back:

Tax adjustments [2]	11,900	(11,113)	23,013	(207.1%)

Tax deduction on integration-related costs	29,430	77,707	(48,277)	(62.1%)

Remove:

Income taxes on the resolution of acquisition-related provisions	10,097	—	10,097	—

Income tax expense prior to specific items	302,040	238,396	63,644	26.7%

Effective tax rate prior to specific items	25.3%	24.7%

Net earnings prior to specific items	893,476	727,665	165,811	22.8%

Net earnings margin	8.5%	7.2%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	308,743,126	307,900,034		0.3%

Class A subordinate shares and Class B shares (diluted)	318,927,737	316,974,179		0.6%

Earnings per share prior to specific items (in dollars)

Basic EPS	2.89	2.36	0.53	22.5%

Diluted EPS	2.80	2.30	0.50	21.7%

[1]	The resolution of acquisition-related provisions is discussed on page 20.

[2]	The tax adjustments are discussed on page 23.

FISCAL 2014 RESULTS

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2014, cash and cash equivalents were $535.7 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2014 and 2013.

For the years ended September 30,	2014	2013	Change
In thousands of CAD

Cash provided by operating activities	1,174,835	671,257	503,578

Cash used in investing activities	(321,153)	(233,855)	(87,298)

Cash used in financing activities	(414,064)	(445,971)	31,907

Effect of foreign exchange rate changes on cash and cash equivalents	(10,102)	1,665	(11,767)
Net increase (decrease) in cash and cash equivalents	429,516	(6,904)	436,420

4.1.1. Cash Provided by Operating Activities

For the years ended September 30, 2014, and 2013, cash provided by operating activities was $1,174.8 million compared to $671.3 million, or 11.2% of revenue compared to 6.7% last year. The increase was mainly due to the ongoing improvement in profitability as a result of the integration program being realized and the implementation of the CGI Management Foundation in the European operations. The year-over-year reduction of the integration-related payments in fiscal 2014 also contributed to the increase in cash provided by operating activities. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the integration-related cash disbursements, the cash provided by operating activities would have been $1,332.8 million in fiscal 2014, representing 12.7% of revenue compared to $977.7 million or 9.7% of revenue last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD

Net earnings	859,443	455,820	403,623

Amortization and depreciation	444,232	435,944	8,288

Other adjustments [1]	103,827	61,049	42,778

Cash flow from operating activities before net change in non-cash working capital items	1,407,502	952,813	454,689

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	209,189	(52,830)	262,019

Accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities	(463,685)	(233,631)	(230,054)

Other [2]	21,829	4,905	16,924

Net change in non-cash working capital items	(232,667)	(281,556)	48,889
Cash provided by operating activities	1,174,835	671,257	503,578

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

Management’s Discussion and Analysis

For the current year, the Company’s net earnings increased by $403.6 million when compared to fiscal 2013. The increase in net earnings was primarily due to the reduction in integration-related costs, the result of the cost synergies realized as part of the Logica integration program and the implementation of the CGI Management Foundation in the European operations.

The $42.8 million increase coming from the other adjustments was due to the higher deferred income taxes expense as a result of the utilization of previously recognized tax losses due to the increased profitability of our European operations and to the higher volatility of the foreign exchange rates, causing losses in the settlement of day-to-day transactions.

For fiscal 2014, the $209.2 million of cash coming from the accounts receivable, work in progress and deferred revenue was mainly due to a decrease of 6 days in our DSO from 49 days in fiscal 2013 to 43 days this year.

The $52.8 million of cash used in fiscal 2013 for the accounts receivable, work in progress and deferred revenue was mainly the result of the timing of billing milestones on certain large U.S. contracts.

For the current year, the $463.7 million used in cash for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was mostly due to the utilization of $102.6 million for the provision for estimated losses on revenue-generating contracts, the net decrease of $65.0 million for performance-based compensation accruals to our members, the net utilization of $53.7 million for provisions for onerous leases, the net decrease of $35.7 million for provisions for litigation and claims mainly driven by the reversal of unused amounts due to the favorable settlement of claims and finally from the net payments of $30.7 million for integration-related items.

The $233.6 million of cash used in fiscal 2013 for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was due to the utilization of $94.0 million for the estimated losses on revenue-generating contracts, payments of $37.9 million in regards to the legacy Logica restructuring program, payments in connection with the settlement of inherited claims for $31.3 million, payments of $27.0 million for acquisition-related items, partly offset by the net increase of $32.0 million in integration-related provisions. To a lesser extent, the decrease in accounts payable and accrued liabilities came from the transition and transformation of our business practices related to the acquired Logica operations in areas such as the reduction of subcontractors and the implementation of spend management practices.

The following table provides a summary of the movements in the integration-related provision:

For the years ended September 30,	2014	2013
In millions of CAD
Integration-related provision at the beginning of the year	135.8	101.9
Integration-related expenses	127.3	338.4
Integration-related payments	(158.0)	(306.4)
Net impact on non-cash working capital	(30.7)	32.0
Plus: FX impact [1]	0.5	9.1
Minus: Non-cash integration-related costs	—	7.2
Integration-related provision at the end of the year	105.6	135.8

[1]	The foreign currency translation was recorded in other comprehensive income.

FISCAL 2014 RESULTS

4.1.2. Cash Used in Investing Activities

For the years ended September 30, 2014, and 2013, $321.2 million were used in investing activities compared to $233.9 million respectively. The following table provides a summary of the generation and use of cash from investing activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD

Business acquisition	—	(5,140)	5,140

Proceeds from sale of property, plant and equipment	13,673	—	13,673

Purchase of property, plant and equipment	(181,471)	(141,965)	(39,506)

Additions to contract costs	(73,900)	(31,207)	(42,693)

Additions to intangible assets	(77,726)	(71,447)	(6,279)

Net change in short-term investments and (purchase) proceeds from sale of long-term investments	(8,106)	7,727	(15,833)

Payments received from long-term receivable	6,377	8,177	(1,800)
Cash used in investing activities	(321,153)	(233,855)	(87,298)

For the current year, we invested $333.1 million in the purchase of property, plant and equipment, the additions of intangible assets and contract costs compared to $244.6 million last year or an increase of $88.5 million which was mostly driven by the ramp-up of new long term contracts.

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2014, $414.1 million was used in financing activities compared to $446.0 million in fiscal 2013. The following table provides a summary of the generation and use of cash from financing activities.

For the years ended September 30,	2014	2013	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	(283,049)	(467,027)	183,978

Net change in long-term debt	(25,343)	12,276	(37,619)

	(308,392)	(454,751)	146,359

Settlement of derivative financial instruments	(37,716)	—	(37,716)

Purchase of Class A subordinate shares held in trust	(23,016)	(7,663)	(15,353)

Resale of Class A subordinate shares held in trust	1,390	—	1,390

Repurchase of Class A subordinate shares	(111,468)	(22,869)	(88,599)

Issuance of Class A subordinate shares	65,138	39,312	25,826
Cash used in financing activities	(414,064)	(445,971)	31,907

During 2014, the Company repaid the first maturing tranche of the term loan credit facility of $486.7 million using the proceeds from the credit facilities. The Company also entered into a $955 million debt private placement comprised of four tranches of Senior U.S. unsecured notes for US$745 million, and one tranche of Senior euro unsecured note for €85 million, with a weighted average maturity of 7.9 years and a weighted average fixed coupon of 3.62%. The Company used the proceeds of the issuance of the new private placement notes to repay the May 2015 maturing tranche of the term loan credit facility of $494.7 million and the outstanding balance of the credit facilities. Following these repayments, the Company used $37.7 million to settle the related floating-to-fixed interest rate swap contracts and the related cross-currency swap contract. During the year, we reduced our long-term debt by $308.4 million while in fiscal 2013, we made net payments of $454.8 million.

For 2014, we repurchased 2,837,360 Class A subordinate shares for $111.5 million under the annual aggregate limit of the previous NCIB, while for fiscal 2013, $22.9 million was used to purchase 723,100 Class A subordinate shares under the NCIB then in effect.

Management’s Discussion and Analysis

For fiscal 2014, a net amount of $21.6 million was used to purchase CGI shares under the Company’s Performance Share Unit Plan (the “PSU” Plan) which is part of the compensation package of certain senior executive officers, while for the comparable period of last year, $7.7 million was used to purchase shares under the PSU Plan.

For 2014, we received $65.1 million in proceeds from the exercise of stock options, compared to $39.3 million in fiscal 2013.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For fiscal 2014, we had a $10.1 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, while for fiscal 2013 we had a $1.7 million increase. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at September 30, 2014	Outstanding at September 30, 2014

Cash and cash equivalents	—	535,715	—

Long-term investments	—	30,689	—

Unsecured committed revolving facilities [a]	1,500,000	1,463,280	36,720

Total	1,500,000	2,029,684	36,720

a Consists of Letters of Credit for $36.7 million outstanding on September 30, 2014.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2014, cash and cash equivalents and long-term marketable investments represented $566.4 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital readily available was $2,029.7 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2014, CGI was in compliance with these covenants.

Total debt decreased by $186.8 million to $2,679.7 million at September 30, 2014, compared to $2,866.6 million at September 30, 2013. The variation was mainly due to the reimbursement of $281.2 million and $981.5 million under the unsecured revolving credit facility and term loan credit facility respectively partially offset by the proceeds of a private placement of US $745 million and EUR85 million for a total of $955 million and an unrealized loss of $87.1 million on foreign exchange translation.

In the first quarter of 2014, the unsecured committed revolving credit facility of $1,500.0 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All terms and conditions including interest rates and banking covenants remain unchanged.

As at September 30, 2014, CGI had a positive working capital1 of $89.4 million. The Company has also $1.5 billion available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.

[1]	Working capital is defined as total current assets minus total current liabilities.

FISCAL 2014 RESULTS

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2014, the Company decreased its commitments by $130.4 million due to real estate optimization, the renegotiation of office leases and the reduction of the long-term debt taken on to acquire Logica in fiscal 2012. These were partly offset by the increase in estimated interest on our long-term debt as a result of the new debt private placement and from the new long-term service agreements signed during the year.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	2,632,873	48,048	1,162,658	337,010	1,085,157

Estimated interests on long-term debt	477,658	89,709	137,788	105,742	144,419

Finance lease obligations	61,698	32,319	28,506	873	—

Estimated interests on finance lease obligations	2,699	1,494	1,184	21	—

Operating leases

Rental of office space	1,287,438	278,159	459,651	326,096	223,532

Computer equipment	42,153	21,349	17,223	3,427	154

Automobiles	84,091	36,862	33,250	10,151	3,828

Long-term service agreements and other	190,083	74,291	92,875	22,917	—

Total contractual obligations	4,778,693	582,231	1,933,135	806,237	1,457,090

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $20.1 million for fiscal 2015 as described in note 17 to the financial statements.

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

We have the following outstanding derivative financial instruments:

Hedges on net investments in foreign operations

— $968.8 million cross-currency swaps in Euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153.7 million as at September 30, 2013)

Cash flow hedges on future revenue

— U.S.$32.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$56.8 million as at September 30, 2013)

— U.S.$75.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$94.4 million as at September 30, 2013)

— $94.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142.5 million as at September 30, 2013)

— Kr142.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr nil as at September 30, 2013)

Management’s Discussion and Analysis

— €121.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€ nil as at September 30, 2013)

— €15.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31.0 million as at September 30, 2013)

Cash flow hedges on unsecured committed term loan credit facility

— $484.4 million interest rate swaps floating-to-fixed ($1,234.4 million as at September 30, 2013)

Fair value hedges on Senior U.S. unsecured notes

— U.S.$250.0 million interest rate swaps fixed-to-floating (U.S.$250.0 million as at September 30, 2013)

Derivatives not designated as hedges

The Company does not have any derivatives not designated as hedges as at September 30, 2014.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in net earnings. During the year ended September 30, 2014, the Company’s hedging relationships were effective.

The Company expects that approximately $4.9 million of the accumulated net gain on all derivative financial instruments designated as cash flow hedges as at September 30, 2014 will be reclassified in the consolidated statements of earnings in the next 12 months.

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2014	2013
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,113,299	2,739,949
Add back:
Cash and cash equivalents	535,715	106,199
Short-term investments	—	69
Long-term investments	30,689	20,333
Long-term debt including the current portion	2,679,703	2,866,550

Net debt to capitalization ratio	27.6%	39.6%
Return on equity	18.8%	12.3%
Return on invested capital	14.5%	11.8%
Days sales outstanding (in days)	43	49

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centers, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly. At the end of fiscal 2012, our net debt to capitalization ratio was 46.5%, while subsequent repayments resulted in a ratio of 39.6% for fiscal 2013. The net debt to capitalization ratio decreased further to 27.6% for fiscal 2014 due to the increase in equity mainly driven by the net earnings and the net debt repayments as a result of the improved cash generation.

Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 12.3% in fiscal 2013 to 18.8% in fiscal 2014. The increase was mainly due to the higher net earnings over the last four quarters as the benefits of the integration of Logica with CGI were being realized.

FISCAL 2014 RESULTS

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.5% as at September 30, 2014, compared to 11.8% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT compared to last year as the benefits of the integration of Logica with CGI were being realized.

DSO decreased from 49 days as at September 30, 2013 to 43 days at the end of fiscal 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling $10.4 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

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

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2014, we had committed for a total of $55.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2015.

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

Management’s Discussion and Analysis

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Approximately 45,000 of our members or 70% were also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

FISCAL 2014 RESULTS

5.	Fourth Quarter Results

5.1. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Average foreign exchange rates

For the three months ended September 30,	2014	2013	Change
U.S. dollar	1.0894	1.0385	4.9%

Euro	1.4427	1.3762	4.8%

Indian rupee	0.0180	0.0167	7.8%

British pound	1.8175	1.6117	12.8%

Swedish krona	0.1568	0.1586	(1.1%	)

Australian dollar	1.0070	0.9517	5.8%

Management’s Discussion and Analysis

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2014 and Q4 2013 periods. The Q4 2013 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,
	2014	2013	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,483,669	2,458,207	25,462	1.0%

Variation prior to foreign currency impact	(3.4%)
Foreign currency impact	4.4%
Variation over previous period	1.0%

U.S.

Revenue prior to foreign currency impact	623,231	679,255	(56,024)	(8.2%)
Foreign currency impact	31,864
U.S. revenue	655,095	679,255	(24,160)	(3.6%)

NSESA

Revenue prior to foreign currency impact	438,278	436,905	1,373	0.3%
Foreign currency impact	7,868
NSESA revenue	446,146	436,905	9,241	2.1%

Canada

Revenue prior to foreign currency impact	381,780	407,751	(25,971)	(6.4%)
Foreign currency impact	1,107
Canada revenue	382,887	407,751	(24,864)	(6.1%)

France

Revenue prior to foreign currency impact	297,925	285,414	12,511	4.4%
Foreign currency impact	14,074
France revenue	311,999	285,414	26,585	9.3%

U.K.

Revenue prior to foreign currency impact	282,821	304,334	(21,513)	(7.1%)
Foreign currency impact	38,861
U.K. revenue	321,682	304,334	17,348	5.7%

CEE

Revenue prior to foreign currency impact	243,803	245,683	(1,880)	(0.8%)
Foreign currency impact	11,008
CEE revenue	254,811	245,683	9,128	3.7%

Asia Pacific

Revenue prior to foreign currency impact	108,311	98,865	9,446	9.6%
Foreign currency impact	2,738
Asia Pacific revenue	111,049	98,865	12,184	12.3%

We ended the fourth quarter of fiscal 2014 with revenue of $2,483.7 million, an increase of $25.5 million or 1.0% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $82.1 million or 3.4%, as foreign currency rate fluctuations favourably impacted our revenue by $107.5 million or 4.4%. For the current quarter, the top two vertical

FISCAL 2014 RESULTS

markets were government and MRD, which together accounted for approximately 56% of our revenue. Compared to Q3 2014, revenue from the current quarter has decreased by $183.4 million, mainly due to the expected impact of the vacation period and the unfavourable impact of foreign currency rate fluctuations.

As part of the Company’s strategic focus to continuously improve its revenue quality, and as previously disclosed, we have been exiting low margin business as part of our integration activities. As a result, our quarterly year-over-year revenue has been reduced. Partially offsetting this, new higher quality revenue was booked or existing business expanded and/or extended across the geographies.

5.2.1. U.S.

Revenue in our U.S. segment was $655.1 million in Q4 2014, a decrease of $24.2 million or 3.6% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $56.0 million or 8.2%. The change in revenue reflects the ramp down of Federal and state health projects and the run-off of a large low margin government project partly offset by the increased sales of IP based business solutions.

For the current quarter, the top two U.S. vertical markets were government and health, which together accounted for approximately 77% of its revenue.

5.2.2. NSESA

Revenue from our NSESA segment was $446.1 million in Q4 2014, an increase of $9.2 million compared to the same period of fiscal 2013 while on a constant currency basis, revenue remained relatively stable.

For the current quarter, revenue coming from Sweden and Finland accounted for 73% of this segment while the NSESA’s top two vertical markets were MRD and financial services, which together accounted for approximately 55% of its revenue.

5.2.3. Canada

Revenue in our Canada segment for Q4 2014 was $382.9 million, a decrease of $24.9 million or 6.1% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $26.0 million or 6.4%. The revenue decrease was mainly due to lower work volumes as a result of the expiration of contracts that were partially offset by the start-up of new contracts.

For the current quarter, Canada’s top two vertical markets were financial services and telecommunication and utilities, which together accounted for approximately 57% of its revenue.

5.2.4. France

Revenue from our France segment was $312.0 million in Q4 2014, an increase of $26.6 million or 9.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $12.5 million or 4.4%. The increase in revenue reflects the bookings in the previous quarters that are now coming on stream and the ramp up of existing engagements, primarily in the MRD and telecommunication & utilities vertical markets.

For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 64% of its revenue.

5.2.5. U.K.

Revenue from our U.K. segment was $321.7 million in Q4 2014, an increase of $17.3 million or 5.7% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $21.5 million or 7.1%. The decrease in revenue mainly reflects the completion of projects within the MRD vertical market and to a lesser extent the run-off of low margin business.

For the current quarter, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 69% of its revenue.

Management’s Discussion and Analysis

5.2.6. CEE

Revenue from our CEE segment was $254.8 million in Q4 2014, an increase of $9.1 million or 3.7% compared to the same period of fiscal 2013 while on a constant currency basis, revenue remained relatively stable.

For the current quarter, revenue coming from the Netherlands and Germany accounted for 87% of this segment while CEE’s top two vertical markets were MRD and government, which together accounted for approximately 58% of its revenue.

5.2.7. Asia Pacific

Revenue from our Asia Pacific segment was $111.0 million in Q4 2014, an increase of $12.2 million or 12.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $9.4 million or 9.6%. The change in revenue was mainly due to the increased use of our Asian delivery centers, partly offset by the completion of projects within the Australian MRD vertical markets and the planned run-off of projects within the Middle East.

For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% of its revenue.

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2014	2013	$	%
In thousands of CAD except for percentages
U.S.	97,575	82,965	14,610	17.6%

As a percentage of U.S. revenue	14.9%	12.2%

NSESA	33,539	43,526	(9,987)	(22.9%)

As a percentage of NSESA revenue	7.5%	10.0%

Canada	87,060	80,419	6,641	8.3%

As a percentage of Canada revenue	22.7%	19.7%

France	39,143	34,974	4,169	11.9%

As a percentage of France revenue	12.5%	12.3%

U.K.	60,665	35,826	24,839	69.3%

As a percentage of U.K. revenue	18.9%	11.8%

CEE	26,564	21,697	4,867	22.4%

As a percentage of CEE revenue	10.4%	8.8%

Asia Pacific	25,678	13,985	11,693	83.6%

As a percentage of Asia Pacific revenue	23.1%	14.1%
Adjusted EBIT	370,224	313,392	56,832	18.1%

Adjusted EBIT margin	14.9%	12.7%

Adjusted EBIT for the quarter was $370.2 million, an increase of $56.8 million or 18.1% from Q4 2013, while the margin increased from 12.7% to 14.9% over the same period last year. The adjusted EBIT of our European segments was $185.6 million or a margin of 12.8%, up from $150.0 million or 10.9% from the same period of fiscal 2013. Our North American segments contributed $184.6 million in Q4 2014 compared to $163.4 million in Q4 2013, or a margin of 17.8% compared to the 15.0% margin last year.

Included in these results for the three months ended September 30, 2014 is $34.0 million of non-recurring benefits related to the adjustments of acquisition-related provisions. When excluding the benefits of the adjustments to the acquisition-related provisions, the Q4 2014 adjusted EBIT for the European segments was $151.6 million or an adjusted EBIT margin of 10.5% compared with $150.0 million or 10.9% from the same period of fiscal 2013.

FISCAL 2014 RESULTS

These benefits came from the resolution of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. To provide better visibility to our operating performance as well as to provide comparability to previous periods, these adjustments have been specifically segregated and disclosed. In addition, these benefits which are not the result of operating management’s daily activities are excluded from any compensation arrangements.

The items included in these benefits are similar to those described in section 3.6 of the present document.

5.3.1. U.S.

Adjusted EBIT in the U.S. segment was $97.6 million for Q4 2014, an increase of $14.6 million year-over-year, while the margin increased from 12.2% to 14.9%. The increase in adjusted EBIT and margin came primarily from additional sales of IP based solutions and the run-off of a large low margin government project.

5.3.2. NSESA

Adjusted EBIT in the NSESA segment was $33.5 million for Q4 2014, a decrease of $10.0 million year-over-year, while the margin decreased from 10.0% to 7.5%. The decrease in adjusted EBIT and margin primarily reflected the previous year’s positive impact from the reduction of the 2013 performance based compensation accruals in the amount of $16.0 million and, to a lesser extent, the result of the temporary lower utilization rates in Q4 2014 due to the timing of projects completion and the start-up of new contracts. The Q4 2014 adjusted EBIT was also positively impacted by $8.7 million coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and client contracts.

5.3.3. Canada

Adjusted EBIT in the Canada segment was $87.1 million for Q4 2014, an increase of $6.6 million year-over-year, while the margin increased from 19.7% to 22.7%. The improvement in adjusted EBIT and margin reflects the focus on the management of resource utilization and improved project execution.

5.3.4. France

Adjusted EBIT in the France segment was $39.1 million for Q4 2014, an increase of $4.2 million year-over-year, while the margin increased from 12.3% to 12.5%. This increase in adjusted EBIT and margin was primarily the result of a favorable impact of $7.6 million coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the renegotiation of office leases, offset by the unfavorable impact of $4.3 million due to one less working day in Q4 2014.

5.3.5. U.K.

Adjusted EBIT in the U.K. segment was $60.7 million for Q4 2014, an increase of $24.8 million year-over-year, while the margin increased from 11.8% to 18.9%. This increase in adjusted EBIT and margin was mainly the result of the non-recurring benefits related to the resolution of acquisition-related provisions for $11.2 million mainly for the renegotiation of office leases, the additional tax credits on salaries of $4.9 million and to a lesser extent the costs synergies realized from the integration program and the implementation of the CGI Management Foundation.

5.3.6. CEE

Adjusted EBIT in the CEE segment was $26.6 million for Q4 2014, an increase of $4.9 million year-over-year, while the margin increased from 8.8% to 10.4%. This increase in adjusted EBIT and margin was primarily the result of the cost synergies realized from the integration program and the implementation of the CGI Management Foundation. The CEE adjusted EBIT and margin was also positively impacted by a $2.0 million impact coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts and the renegotiation of office leases.

5.3.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $25.7 million for Q4 2014, an increase of $11.7 million year-over-year, while the margin increased from 14.1% to 23.1%. This increase in adjusted EBIT and margin was mainly the result of the costs synergies realized from the integration program and the implementation of the CGI Management Foundation as well as a $4.5 million favourable impact coming from the non-recurring benefits related to the resolution of acquisition-related provisions mainly for client contracts.

Management’s Discussion and Analysis

5.4. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,	2014	2013	$	%
In thousands of CAD except for percentages

Adjusted EBIT	370,224	313,392	56,832	18.1%

Minus the following items:

Integration-related costs	64,259	50,184	14,075	28.0%

Finance costs	22,485	28,184	(5,699)	(20.2%	)

Finance expense (income)	302	(576)	878	(152.4%	)
Earnings before income taxes	283,178	235,600	47,578	20.2%
Income tax expense	69,470	94,578	(25,108)	(26.5%	)

Effective tax rate	24.5%	40.1%		(38.9%	)
Net earnings	213,708	141,022	72,686	51.5%
Margin	8.6%	5.7%		50.9%

Weighted average number of shares

Class A subordinate shares and Class B shares (basic)	310,320,352	309,046,350		0.4%

Class A subordinate shares and Class B shares (diluted)	319,540,764	319,114,642		0.1%

Earnings per share (in dollars)

Basic EPS	0.69	0.46	0.23	50.0%

Diluted EPS	0.67	0.44	0.23	52.3%

For the current quarter, the $47.6 million increase in earnings before income taxes was mainly coming from the $56.8 million increase in adjusted EBIT as described in section 5.3 of the present document and a decrease of $5.7 million in finance costs, partly offset by an increase of $14.1 million in the integration-related costs.

In Q4 2014, the income tax expense was $69.5 million, a decrease of $25.1 million compared to $94.6 million in Q4 2013, while our effective income tax rate decreased from 40.1% to 24.5%. The decrease in the income tax expense and rate was mainly due to $26.0 million of unfavorable adjustments in fiscal 2013 that are comprised of a $18.4 million expense resulting from the revaluation of deferred tax assets following the enactment of a future rate reduction in the U.K. and from taxes paid on the repatriation of funds from the legacy Logica Indian operations of $7.6 million.

As a result of the above-mentioned items, the net earnings were $213.7 million, an increase of $72.7 million compared to $141.0 million last year.

The table on page 39 shows the quarterly year-over-year comparison of the tax rate with the impact of integration-related costs, tax adjustments and benefits related to the resolution of acquisition-related provisions removed.

During the quarter, no Class A subordinate shares were repurchased while 1,002,533 options were exercised.

FISCAL 2014 RESULTS

5.4.1. Net Earnings and Earnings per Share Prior to Specific Items

The following table sets out the information supporting the net earnings and earnings per share prior to specific items such as the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions:

			Change
For the three months ended September 30,
	2014	2013	$	%

Earnings before income taxes	283,178	235,600	47,578	20.2%

Add back:

Integration-related costs	64,259	50,184	14,075	28.0%

Remove:

Resolution of acquisition-related provisions [1]	33,991	—	33,991	—

Earnings before income taxes prior to specific items	313,446	285,784	27,662	9.7%

Margin	12.6%	11.6%

Income tax expense	69,470	94,578	(25,108)	(26.5%	)

Add back:

Tax adjustments [2]	—	(26,013)	26,013	(100.0%	)

Tax deduction on integration-related costs	15,075	3,619	11,456	316.6%

Remove:

Income taxes on the resolution of acquisition-related provisions	5,091	—	5,091	—

Income tax expense prior to specific items	79,454	72,184	7,270	10.1%

Effective tax rate prior to specific items	25.3%	25.3%

Net earnings prior to specific items	233,992	213,600	20,392	9.5%

Net earnings margin	9.4%	8.7%

Weighted average number of shares outstanding

Class A subordinate shares and Class B shares (basic)	310,320,352	309,046,350		0.4%

Class A subordinate shares and Class B shares (diluted)	319,540,764	319,114,642		0.1%

Earnings per share prior to specific items (in dollars)

Basic EPS	0.75	0.69	0.06	8.7%
Diluted EPS	0.73	0.67	0.06	9.0%

[1]	The resolution of acquisition-related provisions is discussed on pages 36 and 37.

[2]	The tax adjustments are discussed on page 38.

Management’s Discussion and Analysis

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2014, cash and cash equivalents were $535.7 million. The following table provides a summary of the generation and use of cash for the quarters ended September 30, 2014 and 2013.

For the three months ended September 30,	2014	2013	Change
In thousands of CAD

Cash provided by operating activities	412,000	166,350	245,650

Cash used in investing activities	(66,439)	(27,062)	(39,377)

Cash provided by (used in) financing activities	47,138	(155,689)	202,827

Effect of foreign exchange rate changes on cash and cash equivalents	11,724	(17,340)	29,064
Net increase (decrease) in cash and cash equivalents	404,423	(33,741)	438,164

5.5.1. Cash Provided by Operating Activities

For Q4 2014, cash provided by operating activities was $412.0 million compared to $166.4 million in Q4 2013, or 16.6% of revenue compared to 6.8% last year. The increase in cash from operating activities was mainly due to an improved DSO and to the growth in net earnings as described in section 5.4 of the present document. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the $19 million integration-related cash disbursements, the cash provided by operating activities would have been $431 million in Q4 2014, representing 17.4% of revenue compared to $204 million or 8.3% of revenue in Q4 2013.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2014	2013	Change
In thousands of CAD

Net earnings	213,708	141,022	72,686

Amortization and depreciation	107,877	117,292	(9,415)

Other adjustments [1]	37,156	36,224	932

Cash flow from operating activities before net change in non-cash working capital items	358,741	294,538	64,203

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	177,898	36,206	141,692

Accounts payable and accrued liabilities, accrued compensation, provisions and	(143,327)	(166,086)	22,759
other long-term liabilities

Other [2]	18,688	1,692	16,996

Net change in non-cash working capital items	53,259	(128,188)	181,447

Cash provided by operating activities	412,000	166,350	245,650

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the current quarter, as described in section 5.4 of the present document, the Company’s net earnings increased by $72.7 million when compared to Q4 2013.

For Q4 2014, the $177.9 million of cash coming from the accounts receivable, work in progress and deferred revenue was mainly due to a decrease of 4 days in our DSO from 47 days in Q3 2014 to 43 in Q4 2014.

For the current quarter, the $143.3 million used in cash for the accounts payable and accrued liabilities, accrued compensation, provisions and other long-term liabilities was mostly due to the net $85.0 million decrease in accounts payable and accrued liabilities and the net decrease of $47.5 million in accrued compensation that were mainly driven by the reduction in the vacation accruals. These were partly offset by the net increase of $45.2 million in integration-related accruals.

FISCAL 2014 RESULTS

6.	Eight Quarter Summary

As at and for the three months	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
ended,	2014	2014	2014	2013	2013	2013	2013	2012
In millions of CAD unless otherwise noted
Growth

Backlog	18,237	18,781	19,476	19,253	18,677	18,747	18,019	18,281

Bookings	2,049	2,451	2,850	2,818	2,501	2,754	2,210	2,845

Book-to-bill ratio	82.5%	91.9%	105.4%	106.5%	101.7%	107.3%	87.5%	112.3%

Revenue	2,483.7	2,667.0	2,704.3	2,644.7	2,458.2	2,567.3	2,526.2	2,532.9

Year-over-year growth	1.0%	3.9%	7.0%	4.4%	52.7%	141.1%	137.0%	145.4%

Constant currency growth	(3.4%)	(3.9%)	(2.3%)	(1.9%)	48.2%	140.3%	137.1%	147.5%
Profitability

Adjusted EBIT	370.2	342.2	341.5	302.9	313.4	291.2	261.6	209.5

Adjusted EBIT margin	14.9%	12.8%	12.6%	11.5%	12.7%	11.3%	10.4%	8.3%

Net earnings	213.7	225.1	230.9	189.8	141.0	178.2	114.2	22.4

Net earnings margin	8.6%	8.4%	8.5%	7.2%	5.7%	6.9%	4.5%	0.9%

Basic EPS (in dollars)	0.69	0.73	0.75	0.62	0.46	0.58	0.37	0.07

Diluted EPS (in dollars)	0.67	0.71	0.73	0.60	0.44	0.56	0.36	0.07
Liquidity

Cash provided by operating activities	412.0	345.9	350.7	66.3	166.4	133.2	147.2	224.5

As a % of revenue	16.6%	13.0%	13.0%	2.5%	6.8%	5.2%	5.8%	8.9%

Days sales outstanding	43	47	47	55	49	49	46	46
Capital structure

Net debt	2,113.3	2,389.0	2,678.2	2,890.4	2,739.9	2,873.0	2,914.3	2,964.9

Net debt to capitalization ratio	27.6%	32.6%	35.6%	38.9%	39.6%	41.1%	43.0%	44.7%

Return on equity	18.8%	18.1%	17.9%	16.0%	12.3%	4.3%	1.8%	1.7%

Return on invested capital	14.5%	13.3%	13.4%	12.7%	11.8%	12.3%	11.1%	10.9%
Balance sheet

Cash and cash equivalents, and short- term investments	535.7	131.3	133.8	206.5	106.2	165.3	167.7	161.6

Total assets	11,234.1	11,162.2	11,560.4	11,801.0	10,879.3	11,132.8	10,936.6	10,981.8

Long-term financial liabilities	2,748.4	2,164.8	2,562.4	2,796.6	2,489.5	2,648.2	3,093.5	3,162.6

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

Management’s Discussion and Analysis

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2014 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

a) NEW STANDARDS AND AMENDMENTS ADOPTED

The following new and amended standards have been adopted by the Company effective October 1, 2013:

IFRS 10 – Consolidated Financial Statements

The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s consolidated financial statements.

IFRS 12 – Disclosure of Interests in Other Entities

The new standard provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of IFRS 12 did not result in any significant impact on the Company’s consolidated financial statements.

IFRS 13 – Fair Value Measurement

The new standard provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s consolidated financial statements other than to give rise to additional disclosures.

IAS 1 – Presentation of Financial Statements

The amendment requires grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to the consolidated statements of earnings.

IAS 19 – Employee Benefits

Two amendments of IAS 19 have been adopted by the Company.

The first amendment requires to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense or income on the net defined benefit liability or asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s consolidated financial statements, other than to give rise to additional disclosures.

The second amendment permits the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s consolidated financial statements.

FISCAL 2014 RESULTS

b) FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Management’s Discussion and Analysis

8.	Critical Accounting Estimates and Judgements

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2014. The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

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

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes

Revenue recognition [1]	✓	✓	✓

Estimated losses on revenue-generating contracts	✓		✓

Goodwill impairment	✓		✓

Business combinations	✓	✓	✓	✓

Income taxes	✓			✓

Litigations and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

The use of judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

Multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecast and the availability of future tax planning strategies.

FISCAL 2014 RESULTS

Significant estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following:

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

The Company’s arrangements often include a mix of the services and products. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins.

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

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. Management regularly reviews arrangement profitability and the underlying estimates.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of each segment has been allocated has been determined based on the its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC.

For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.

Business combinations

Management makes assumptions when allocating the fair value of the consideration to tangible and intangible assets acquired and liabilities assumed. The goodwill recognized is composed of the future economic value associated to acquire work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities.

The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates.

Management’s Discussion and Analysis

Income taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as the number of years to include in the forecast period, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors.

Litigations and claims

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

FISCAL 2014 RESULTS

9.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) reviewing of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining all risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) reviewing and assessing of the effectiveness of our accounting policies and practices concerning financial reporting; d) reviewing and monitoring our internal control procedures, programs and policies and assessing of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommending to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) reviewing of the audit procedures; h) reviewing of related party transactions; and i) carrying out such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee will conduct an annual assessment of the external auditor in keeping with the recommendations of the Chartered Professional Accountants of Canada. The initial formal assessment will be concluded in advance of our upcoming Annual General Meeting of shareholders and will be conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2014. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Management’s Discussion and Analysis

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

FISCAL 2014 RESULTS

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

Management’s Discussion and Analysis

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

Credit risk with respect to accounts receivable and work in progress

In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

FISCAL 2014 RESULTS

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

Management’s Discussion and Analysis

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

FISCAL 2014 RESULTS

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

Management’s Discussion and Analysis

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

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 13 and 30 to the audited consolidated financial statements for more detailed information for legal proceedings.

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

Groupe CGI Inc./CGI Group Inc.

	By:		/s/ Benoit Dubé
Date: December 22, 2014		Name:	Benoit Dubé
		Title:	Executive Vice-President and
Chief Legal Officer

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.