Form 40-F
period 2015-09-30
CGI GROUP INC
filed 2015-12-21
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2015

Commission file number 1-14858

GROUPE CGI INC./CGI GROUP INC.

(Exact name of Registrant as specified in its charter)

CGI Group Inc.

(Translation of Registrant’s name into English)

Québec, Canada

(Province or other jurisdiction of incorporation or organization)

7374

(Primary Standard Industrial Classification Code Number)

98-0406227

(I.R.S. Employer Identification Number)

1350 René-Lévesque Boulevard West, 25th Floor

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 275,773,284 Class A Subordinate Shares, 33,272,767 Class B Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.         Yes X  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files). Yes         No

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2015. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission rules and National Instrument 52-110, as amended.

The Audit and Risk Management Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn and Joakim Westh.

The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

–     Gilles Labbé

Please refer to the Registrant’s Management Proxy Circular dated December 11, 2015 under the heading Nominees for Election as Directors for a brief summary of Mr. Labbé’s relevant experience.

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

The acceptable services are (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning and returns, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) tax planning services, (l) preparation of tax returns and (m) all other services that are not prohibited services.

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
•

For services not covered by the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and

•

At each meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Fees Billed by the External Auditors

During the years ended September 30, 2015 and September 30, 2014, CGI’s external auditors billed the following fees for their services:

Service retained	Fees billed and percentage
	2015		2014

Audit fees	$7,661,802	77.88%	$7,946,682	82.79%

Audit related fees(a)	$1,546,116	15.72%	$1,055,796	11.00%

Tax fees(b)	$630,218	6.41%	$596,072	6.21%

Total fees billed	$9,838,136	100%	$9,598,550	100%

(a)	The audit related fees billed by the external auditors for the years ended September 30, 2015 and 2014 were in relation to service organization control procedures audits and assistance, and 401(k) and special audits.

(b)	The tax fees billed by the external auditors for the years ended September 30, 2015 and 2014 were in relation to tax compliance and advisory services.

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

The Registrant’s Executive Code of Conduct and its Code of Ethics and Business Conduct (including the CGI Anti-Corruption Policy) have been posted on the Registrant’s website at http://www.cgi.com.

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

Off-balance sheet arrangements

The Registrant does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles as well as the sale of accounts receivable, none of which are off-balance sheet arrangements within the meaning of paragraph (11) of General Instruction B to Form 40-F.

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

Tabular Presentation of Contractual Obligations

As of September 30, 2015, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	2,066,722	199,618	257,469	398,098	1,211,537

Estimated interests on long-term debt	444,908	75,833	137,504	110,697	120,874

Finance lease obligations	57,170	31,451	19,870	4,027	1,822

Estimated interests on finance lease obligations	2,445	1,268	915	215	47

Operating leases

Rental of office space	1,061,178	261,226	416,397	238,441	145,114

Computer equipment	7,767	5,177	2,578	12	—

Automobiles	104,444	39,303	51,102	12,383	1,656

Long-term service agreements and other	170,475	86,629	73,171	10,675	—

Total contractual obligations	3,915,109	700,505	959,006	774,548	1,481,050

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.5 million for fiscal 2016 as described in note 17 of the consolidated financial statements.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

1.	Annual Information Form for the fiscal year ended September 30, 2015

2.	Audited Annual Financial Statements for the fiscal year ended September 30, 2015

3.	Management’s Discussion and Analysis of Financial Position and Results of Operations

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

© 2015 CGI GROUP INC.

CORPORATE STRUCTURE	3

INCORPORATION AND REGISTERED OFFICE	3

SUBSIDIARIES	3

CAPITAL STRUCTURE	4

STOCK SPLITS	4

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME	4

NORMAL COURSE ISSUER BID AND SHARE REPURCHASES	5

CORPORATE GOVERNANCE	5

BOARD AND STANDING COMMITTEE CHARTERS AND CODES OF ETHICS	5

AUDIT COMMITTEE INFORMATION	5

DIRECTORS AND OFFICERS	5

DIRECTORS	5

OFFICERS	6

OWNERSHIP OF SECURITIES ON THE PART OF DIRECTORS AND OFFICERS	8

DESCRIPTION OF CGI’S BUSINESS	8

MISSION, VISION AND STRATEGY	8

BUSINESS STRUCTURE	9

SERVICES OFFERED BY CGI	9

MARKETS FOR CGI’S SERVICES	10

INTANGIBLE PROPERTIES	11

HUMAN RESOURCES	11

SPECIALIZED SKILLS AND KNOWLEDGE	11

CGI OFFICES AND GLOBAL DELIVERY MODEL	11

COMMERCIAL ALLIANCES	13

QUALITY PROCESSES	13

THE IT SERVICES INDUSTRY	14

TRENDS AND OUTLOOK	14

COMPETITIVE ENVIRONMENT	14

SIGNIFICANT DEVELOPMENTS OF THE THREE MOST RECENT FISCAL YEARS	16

KEY PERFORMANCE MEASURES	16

FISCAL YEAR ENDED SEPTEMBER 30, 2015	18

FISCAL YEAR ENDED SEPTEMBER 30, 2014	20

FISCAL YEAR ENDED SEPTEMBER 30, 2013	22

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES	23

FORWARD-LOOKING INFORMATION	23

RISKS AND UNCERTAINTIES	24

© 2015 CGI GROUP INC.	1

LEGAL PROCEEDINGS	24

MATERIAL CONTRACT	24

TRANSFER AGENT AND REGISTRAR	25

AUDITORS	25

ADDITIONAL INFORMATION	25

APPENDIX A	28

© 2015 CGI GROUP INC.	2

This Annual Information Form is dated December 11, 2015 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2015, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

CORPORATE STRUCTURE

Incorporation and Registered Office

CGI Group Inc. (the “Company”, “CGI”, “we”, “us” or “our”) was incorporated on September 29, 1981 under Part IA of the Companies Act (Quebec), predecessor to the Business Corporations Act (Quebec), which came into force on February 14, 2011 and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI Inc., which was originally founded in 1976. The executive and registered offices of the Company are situated at 1350 René-Lévesque Blvd. West, 25th Floor, Montreal, Quebec Canada H3G 1T4. CGI became a public company on December 17, 1986, upon completing an initial public offering of its Class A subordinate voting shares (“Class  A subordinate voting shares”).

Subsidiaries

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of the Company as at September 30, 2015, each of which is directly or indirectly wholly-owned by the Company. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at September 30, 20151, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenues of the Company as at September 30, 2015. This table omits subsidiaries whose primary role is to hold investments in other CGI subsidiary entities.

Name of Subsidiary	Jurisdiction of Incorporation
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States of America
CGI Federal Inc.	United States of America
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI Nederland B.V.	Netherlands
CGI IT UK Limited	United Kingdom
CGI France SAS	France

[1]	Based on the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2015 filed with Canadian securities regulatory authorities and which are available at www.sedar.com and on CGI’s web site at www.cgi.com.

© 2015 CGI GROUP INC.	3

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 11, 2015, 278,151,758 Class A subordinate voting shares and 32,873,663 Class B shares, were issued and outstanding. These shares represent respectively 45.8% and 54.2% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 11, 2015 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings Class A Subordinate Voting Shares and Class B Shares on pages 3 to 5, and First Preferred Shares and Second Preferred Shares on page 5 of CGI’s Management Proxy Circular dated December 11, 2015 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.

Stock Splits

As of December 11, 2015, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 196,794,325 Class A subordinate voting shares were traded on the TSX during the year ended September 30, 2015 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2014	39.20	36.35	15,930,469
November 2014	42.29	38.20	16,294,801
December 2014	45.55	39.93	21,378,759
January 2015	51.40	42.92	20,837,906
February 2015	57.69	49.35	22,088,653
March 2015	55.85	51.85	15,604,855
April 2015	57.40	50.22	13,605,716
May 2015	55.35	50.56	13,442,138

© 2015 CGI GROUP INC.	4

Month	High(a) ($)	Low(a) ($)	Volume
June 2015	53.87	48.61	13,051,197
July 2015	53.13	47.32	13,495,868
August 2015	50.82	42.49	12,613,935
September 2015	49.49	46.40	18,450,028

Source: Thomson Reuters

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 28, 2015, CGI announced that it was renewing its normal course issuer bid to repurchase up to 10% of the Company’s public float of its issued and outstanding Class A subordinate voting shares during the normal course issuer bid term that commenced on February 11, 2015 and will expire on February 10, 2016 at the latest. See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year ended September 30, 2015 – Share Repurchase Program later in this document.

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

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and Financial and Operational Literacy on page 41 and following and the disclosure under the heading Report of the Audit and Risk Management Committee on page 51 and following of CGI’s Management Proxy Circular dated December 11, 2015.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 8 to 15, and the table on Board of Directors committee membership on page 44 of CGI’s Management Proxy Circular dated December 11, 2015.

© 2015 CGI GROUP INC.	5

Officers

The following table states the names of CGI’s senior officers, their place of residence, their principal occupation within the Company as of December 11, 2015 and their previously held positions for the last five years:

Name and Province/State and Country of Residence	Principal Occupation with the Company	Previously held position (last five years)
João Baptista London, United Kingdom	President, Eastern, Central and Southern Europe Operations	●	President, Nordics, Southern Europe and South America operations
		●	Chief Executive Officer Northern and Central Europe
Jean-Michel Baticle Oise, France	President, France, Luxembourg and Morocco Operations	●	Senior Vice-President, Regions
		●	Vice President, Regions
François Boulanger Quebec, Canada	Executive Vice-President and Chief Financial Officer	●	Senior Vice-President and Corporate Controller
Mark Boyajian North Carolina, United States	President, Canada Operations	●	Senior Vice-President, US Mid-Atlantic
Benoit Dubé Quebec, Canada	Executive Vice-President, Chief Legal Officer and Corporate Secretary	--
Stuart Forman Quebec, Canada	Senior Vice-President and Global Chief Information Officer	●	Regional Chief Information Officer, North America
		●	Sector Vice President, Global Infrastructure Services
		●	Sector Vice President, Global SAP Practice
Julie Godin Quebec, Canada	Executive Vice-President, Global Human Resources and Strategic Planning	●	Senior Vice-President, Human Resources and Strategic Planning
Serge Godin Quebec, Canada	Founder and Executive Chairman of the Board	--
Lorne Gorber Quebec, Canada	Executive Vice-President, Global Communications and Investor Relations	●	Senior Vice-President, Global Communications and Investor Relations
Timothy W. Gregory Kent, United Kingdom	President, United Kingdom Operations	●	President, Europe and Australia
		●	Business Unit Leader UK

© 2015 CGI GROUP INC.	6

Name and Province/State and Country of Residence	Principal Occupation with the Company	Previously held position (last five years)
David Henderson Virginia, United States	President, United States Operations	●	Senior Vice-President US Central and South
		●	Vice-President US Central and South
Colin Holgate Sydney, Australia	President, Asia Pacific Operations	●	Managing Director, Asia Pacific, Middle East and Africa
		●	Chief Executive Officer Asia Pacific
André Imbeau Quebec, Canada	Founder and Vice-Chairman of the Board	●	Founder, Vice Chairman of the Board and Corporate Secretary
Kevin Linder Quebec, Canada	Senior Vice-President and Corporate Controller	●	Vice-President Financial Business Services
		●	Vice-President Finance, Canada
		●	Vice-President Corporate Reporting
Douglas McCuaig Ontario, Canada	Executive Vice-President, Global Client Transformation Services	●	President, Canada
Heikki Nikku Tuusula, Finland	President, Nordics Operations	●	Senior Vice-President of Finland and Estonia Operations
		●	Managing Director of Logica Finland Operations
Luc Pinard Quebec, Canada	Executive Vice-President, Corporate Performance	●	Executive Vice-President, Chief Technology and Quality Officer
Michael E. Roach Quebec, Canada	President and Chief Executive Officer	--
Daniel Rocheleau Quebec, Canada	Executive Vice-President and Chief Business Engineering Officer	--
Jacques Roy Quebec, Canada	Senior Vice-President, Finance and Treasury	--
George D. Schindler Virginia, United States	Chief Operating Officer	●	President, United States and Canada
		●	President, CGI Federal
Claude Séguin Quebec, Canada	Senior Vice-President, Corporate Development and Strategic Investments	--

© 2015 CGI GROUP INC.	7

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on pages 5 and 6 of CGI’s Management Proxy Circular dated December 11, 2015.

DESCRIPTION OF CGI’S BUSINESS

Mission, Vision and Strategy

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

CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix A, and are available on the Company’s web site at www.cgi.com.

At CGI, we have a vision of being a global world-class IT, and BPS leader, that helps its clients succeed. This business vision begins with our dream, which is “to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of.” To realize this dream we developed our “Build and Buy” growth strategy, comprised of four pillars that combine profitable organic growth (“Build”) and accretive acquisitions (“Buy”).

The first two pillars of our strategy relates to profitable organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our IP-based service offerings. Today, CGI can leverage a global distribution channel for IP-based services and solutions offerings, further enhancing client proximity and quality of revenue.

The fourth pillar involves the pursuit of transformational acquisitions further expanding our geographic presence and critical mass. This approach further enables us to compete for large outsourcing contracts and deepen our client relationships. CGI continues to be a consolidator in the IT services industry.

Since 1976, CGI’s members, by working together toward the same dream and vision, have built a company with deep industry knowledge, complemented by more than 150 innovative IP-based services and solutions, and a critical mass in key geographies. Remaining true to our values, mission and dream, CGI adapts to best respond changes in the IT markets, while maintaining a high level of satisfaction among its three stakeholders: members, shareholders, and clients. Today, with a presence in some 40 countries and more than $10 billion in revenues, our aspiration is to double our size over a 5 to 7 year period.

© 2015 CGI GROUP INC.	8

Business Structure

During its fourth quarter, the Company refined its management reporting and structure to better align to its client proximity model. As a result, the Company is now managed through the following seven segments, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Except for the information provided under the headings Fiscal Year ended September 30, 2014 and Fiscal Year ended September 30, 2013, this Annual Information Form reflects the current segmentation and therefore, is representing the transfer of our South Europe and Brazil operations from Nordics to ECS. Prior year segmented results have been revised in the table below. Please refer to section 3.4 and 3.6 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015 and to Note 28 of our audited consolidated financial statements for additional information on our segments which were filed with Canadian securities regulatory authorities and which are available at www.sedar.com and on CGI’s web site at www.cgi.com.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, in fiscal 2015 and 2014:

Segment Revenue	2015	2014
In thousands of CAD
U.S.	2,813,127	2,664,876
Nordics	1,638,985	1,826,091
Canada	1,533,719	1,638,320
France	1,283,387	1,333,792
U.K.	1,331,287	1,283,847
ECS	1,211,228	1,327,682
Asia Pacific	475,363	425,084
Total	10,287,096	10,499,692

Services Offered by CGI

CGI provides high-end IT and management consulting services, systems integration and management of IT and business functions (outsourcing).

The Company operates through its client-proximity business model to work closely with clients at the local level, providing deep industry and technology expertise and high responsiveness. This is complemented through CGI’s global delivery network, which offers the advantages of best-fit expertise and resources.

Our services can be categorized as:

●	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

●	Systems integration - CGI customizes particular technologies and applications to create responsive technology systems that answer clients’ strategic needs.

© 2015 CGI GROUP INC.	9

●

Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI. In return, significant efficiency improvements and cost savings are delivered. Service and delivery options include onsite, onshore, near-shore and/or offshore centers - each offering a unique value equation and proposition for clients. Typical services provided as part of an end-to-end engagement can include: application development, maintenance and integration; technology infrastructure management and transaction and business processing such as collections or payroll functions. At any time, these clients can leverage the global footprint and experience CGI offers: cloud services, managed security services and/or data analytics. Outsourcing contracts are typically long-term, having a duration of five to ten years.

CGI has a wide range of proprietary business solutions that help shape opportunities and drive value for its clients and shareholders, including the following:

●

Momentum is an integrated enterprise resource planning suite in use by over 85 federal organizations across the three branches of the U.S. federal government, including 16 agencies subject to the Chief Financial Officer and Federal Financial Reform Act of 1990. Momentum is provided as an on-premises implementation, as a managed service hosted in CGI’s data center, or as “software as a service” (subscription based offering for the software) (“SaaS”).

●

CGI’s leading enterprise resource planning solution, CGI Advantage, helps state and local governments improve their back office operations and better serve their citizens with a full suite of built-for-government tools, including financial management, payroll, budgeting, human resources management, procurement, permitting, case management and business intelligence. CGI Advantage supports operations across 400+ implementations spanning U.S. states, cities and counties. Our clients include 23 state governments, the two largest U.S. cities by population and four of the six largest U.S. counties by population, including the largest. CGI Advantage is provided as an on-premise implementation, as a managed service hosted in CGI’s data center or as a SaaS hosted in CGI’s secure community cloud.

●

CGI Unify360 is a hybrid IT management solution that provides a single management platform for operations, brokerage, governance and security, along with expert consulting and frameworks to maximize IT portfolios for better service and competitive advantage. CGI Unify360 gives organizations greater control of their traditional and cloud-based IT services to reduce cost and risk while increasing agility, transparency, and innovation within the enterprise.

●

CGI’s Credit Services Solutions, including CGI Collections360, CGI Gateway360, CACS, ACAPS, Bureaulink, Strata and other components, are in use by hundreds of businesses around the world to improve their consumer and small business credit operations.

ACAPS, Bureaulink, CACS, CGI Advantage, CGI Collections360, CGI Gateway360, CGI Unify360, Momentum, and Strata are trademarks or registered trademarks of CGI Group Inc. or its related companies.

Markets for CGI’s Services

CGI offers clients deep domain expertise across a set of vertical markets in which we have extensive networks of subject matter experts working to support local client relationships worldwide. This allows us to continuously learn and adapt to our clients’ business realities while providing the knowledge and solutions needed to advance their business goals. These vertical markets or targeted industries account for 90% of global IT spend and include: government, financial services, manufacturing, retail and

© 2015 CGI GROUP INC.	10

consumer services, utilities, communications, health, oil & gas, transportation and post & logistics. While these represent our go to market industry list, for the purposes of financial reporting they are grouped into the following: financial services, government, health, telecommunications & utilities and manufacturing, retail & distribution.

Intangible Properties

We own and use various intangible assets which include, without limitation, brand names, trademarks, patents and patent applications, copyrights and copyrighted material, domain names, customer lists, know-how, tools, techniques, software, processes and methodologies. We derive value through the use of these assets in our business activities and they are central to our operations.

Our success depends, in part, on our ability to protect our proprietary intangible assets that we use to provide our services. We rely on a combination of contractual and licensing agreements and trademarks, copyright and patent laws to protect these assets against infringement.

Our general practice is to pursue trademark, patent, copyright, or other appropriate intellectual property protection that is timely and necessary to protect and leverage our intellectual assets for the longest possible period. We will continue to seek intellectual property protection for our technology, software, methodologies, processes, know-how, tools, techniques and other proprietary information and that throughout the various countries within which CGI operates.

Human Resources

As of September 30, 2015, CGI had approximately 65,000 employees, whom we refer to as members. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI, for several years, has offered its members the right to acquire Class A subordinate voting shares pursuant to a Share Purchase Plan. Among the countries in which we currently offer the Share Purchase Plan, approximately 48,000 of our members are also owners of CGI through our Share Purchase Plan. The Company also has a Profit Participation Plan which, since 1990, has been based on the performance of its business units and overall corporate results.

Specialized Skills and Knowledge

The skills, expertise and competencies required by clients in the IT industry are constantly evolving. CGI strives to be one step ahead and adopts a proactive approach, not only by recruiting engaged and skilled professionals but more importantly developing and retaining them to meet our clients’ needs. In addition to training and development activities and participation in professional associations, our talent management strategy includes stretch project assignments (local and abroad), job shadowing, coaching, mentoring and access to leadership and core competencies development programs through CGI’s Leadership Institute. Over the years, we have put in place multiple initiatives to ensure we are able to meet our clients’ needs, fulfill our business plans, maintain and develop professionals of the highest calibre for the benefits of our clients, members and shareholders.

CGI Offices and Global Delivery Model

CGI serves its clients from global delivery centers located on four continents. These delivery centers enable CGI to provide its clients with the right mix of onshore, near-shore and off-shore IT services that best suits their business needs.

© 2015 CGI GROUP INC.	11

CGI’s delivery centers and its main offices are listed below:

Canada

Burnaby, BC	Markham, ON	Quebec City, QC‡	Stratford, PEI‡
Calgary, AB	Mississauga, ON	Regina, SK	Toronto, ON
Edmonton, AB	Moncton, NB‡	Saguenay, QC‡	Victoria, BC
Fredericton, NB‡	Montréal, QC‡	Shawinigan, QC‡
Halifax, NS‡	Ottawa, ON	Sherbrooke, QC‡

United States

Albany, NY	Dumfries, VA	Los Angeles, CA	San Diego, CA
Alexandria, VA	Durham, VA	New York, NY	Sierra Vista, AZ
Atlanta, GA	Fairfax, VA	North Charleston, SC	Somersworth, NH
Belton, TX‡	Houston, TX	Phoenix, AZ	Troy, AL‡
Cleveland, OH	Huntsville, AL	Pittsburg, PA	Washington, DC
Columbia, SC	Lafayette, LA‡	Sacramento, CA	Wilmington, MA
Columbus, OH	Lakewood, CO	San Angelo, TX
Dallas / Fort Worth, TX	Lebanon, VA‡	San Antonio, TX

Europe, Asia Pacific, Latin America, Middle East and Africa

Aarhus, Denmark	Dubai, United Arab Emirates	Lille, France	Prague, Czech Republic‡
Amiens, France‡	Düsseldorf, Germany	Linköping, Sweden	Reading, U.K.
Arnhem, Netherlands	Edinburgh, U.K.	Lisbon, Portugal‡	Rennes, France
Ballerup, Denmark	Eindhoven, Netherlands	London, U.K.	Riihimäki, Finland
Bangalore, India‡	Espoo, Finland	Lyon, France‡	Riyadh, Saudi Arabia
Bertrange, Luxembourg	Gävle, Sweden	Madrid, Spain‡	Rotterdam, Netherlands
Birmingham, U.K.	Gloucester, U.K.	Málaga, Spain‡	Sacavém, Portugal
Bordeaux, France‡	Göteborg, Sweden	Malmö, Sweden	Santiago, Chile
Borlänge, Sweden	Grenoble, France	Manila, Philippines‡	São Paulo, Brazil
Bratislava, Slovakia	Groningen, Netherlands	Melbourne, Australia	Singapore, Singapore
Bremen, Germany	Hamburg, Germany	Milan, Italy	Sintra, Portugal
Bridgend, U.K.‡	Heerlen, Netherlands	Milton Keynes, U.K.	St. Albans, U.K.
Bristol, U.K.	Helsinki, Finland	Mogi das Cruzes, Brazil	Stockholm, Sweden
Brno, Czech Republic‡	Hobart, Australia‡	Montpellier, France‡	Strasbourg, France
Bromölla, Sweden	Hoofddorp, Netherlands	Mumbai, India‡	Sulzback (Taunus), Germany
Budapest, Hungary	Hyderabad, India‡	Munich, Germany	Sundsvall, Sweden
Caracas, Venezuela	Karlstad, Sweden	Nantes, France	Sydney, Australia
Casablanca, Morocco‡	Köln / Bonn, Germany	Nice, France	Tallinn, Estonia
Chennai, India‡	Krakow, Poland‡	Oslo, Norway	Tampere, Finland
Clermont-Ferrand, France	Kuala Lumpur, Malaysia‡	Östersund, Sweden‡	Toulouse, France‡
Darmstadt, Germany	Lahti, Finland	Oulu, Finland	Turku, Finland
Didsbury, U.K.	Leatherhead, U.K.	Paris, France	Warsaw, Poland‡
Diegem, Belgium	Leinfelden-Echterdingen, Germany	Porto, Portugal‡

‡ indicates cities where CGI operates global delivery centres.

All of CGI’s offices are located in rented premises with the exception of the following properties, which are owned by CGI: one property in Belton, Texas; one property in Lebanon, Virginia where the land is leased with a right to acquire; one property in Phoenix, Arizona which is a data centre; one property in Montreal, Quebec where one of our data centres is located; two properties in Mississauga, Ontario, one of which is a data centre and the other of which is an adjacent office building; one property in Santiago, Chile; one property in Riihimäki, Finland; one property in Mumbai, India consisting of an office building, but that is

© 2015 CGI GROUP INC.	12

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

© 2015 CGI GROUP INC.	13

The IT Services Industry

Trends and Outlook

Although the current state of the economy makes it difficult to predict future trends in IT spending, CGI intends to continue its “Build and Buy” growth strategy, expanding both through profitable organic growth (“Build”) and through accretive acquisitions (“Buy”). Today more than ever, IT services are essential in both businesses and governments. Any new service, program or efficiency improvement brings a need for additional IT.

As part of our annual strategic planning activities in 2015, we held 965 face-to-face interviews with our clients. A few key trends and priorities, common across industries and geographies emerged from these conversations: the need for digital transformation brought about by an increasingly mobile and digital world; the ever increasing regulatory compliance requirements not only in finance but in a broad range of domains; and the growth in cybersecurity threats.

These trends, along with the rise of the “Internet of Things”, combine to create a need to ensure that IT infrastructures are more secure than ever. Achieving this requires significant investments and understanding that IT infrastructures are not a commodity but a crucial asset to be protected.

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

According to IDC’s research conducted in 2015, the IT domain spending was estimated to be US$690 billion in the U.S. and US$613 billion in Europe (in countries where CGI is present) and US$74 billion in Canada. These numbers exclude the value of services already outsourced and indicate a large untapped potential market for outsourcing services.

Competitive Environment

As a global provider of end-to-end IT and BPS, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of players, from niche companies providing specialized services and software to global end-to-end IT service providers, as well as large consulting firms and government suppliers, all of whom are competing to deliver some or all of the services we provide.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: vertical market expertise; track record of delivering on time and within budget; total cost of services; investment in business solutions; local presence; global delivery capabilities; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining global IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.

CGI has long standing, focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and

© 2015 CGI GROUP INC.	14

technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to influence the evolution of the industries in which our clients operate.

Our business model is rooted in client proximity and has proved to be scalable with the addition of onshore, near-shore and off-shore delivery centers. We deliver value to our client through the following principles:

●

Local accountability: We live and work near our clients to provide a high level of responsiveness. Our Local CGI team speaks our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

●

Committed experts: CGI’s professionals have extensive industry, business and technology expertise to help our clients succeed. In addition, a majority of our professionals are company owners, providing an added level of commitment to the success of our clients.

●	Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have access to the best-fit capabilities and resources to meet their needs 24/7.

●

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on time and within budget project delivery.

●

Tangible innovation: Our full-offering strategy is complemented by a broad portfolio of services and solutions that enable clients to optimize business operations, better serve customers and drive growth. In close collaboration with clients and partners, we apply cross-industry insights that maximize current investments while taking advantage of new technologies and ideas.

CGI’s business operations are aligned through the CGI Management Foundation, which encompasses governance policies and sophisticated management frameworks that reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the Management Foundation, including: the dream, the vision, the mission and the values of the Company; the equilibrium between the interests of our clients, members and shareholders; the balance between the need to ensure cohesiveness and rigor in the management of the Company and the commitment to promote autonomy, initiative and entrepreneurship.

CGI has operated under the same fundamental beliefs and quality-focused business model for 40 years. We believe our consistent ability to execute this model will continue to create value for all of our stakeholders. We remain fully committed to these fundamentals that can be summarized as: strong client relationships built upon a local accountable approach, committed experts, comprehensive quality processes and tangible innovation; proven “Build and Buy” growth strategy that provides a balanced mix of organic growth and acquisitions; competitive global delivery model that combines on-site responsiveness with the value of remote delivery; employee ownership with the vast majority owning stock, making CGI’s commitment to achieving client success a common goal and; solid profitability, cash flow and backlog demonstrating our focus on running a sound and stable business for the long term.

© 2015 CGI GROUP INC.	15

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

Profitability

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding integration-related costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the yearly and current quarter’s adjusted EBIT to its closest IFRS measure can be found on pages 21 and 38 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

Net earnings prior to specific items (non-GAAP) – is a measure of net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter’s net earnings prior to specific items to its closest IFRS measure can be found on pages 23 and 39 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

Basic and diluted earnings per share prior to specific items (non-GAAP) – is defined as the net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter’s basic and diluted earnings per share reported in accordance with IFRS can be found on pages 22 and 38 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015, while the yearly and current quarter’s basic and diluted earnings per share prior to specific items can be found on pages 23 and 39 of this same document.

Net earnings – is a measure of earnings generated for shareholders.

Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

[1]

Resolution of acquisition-related provisions came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica plc (“Logica”) acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

© 2015 CGI GROUP INC.	16

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

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

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 30 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

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

© 2015 CGI GROUP INC.	17

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

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

Fiscal Year ended September 30, 2015

Significant Developments

Key performance figures for the year include:

●	Revenue of $10,287.1 million;
●	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;
●	Backlog of $20.7 billion, up $2.5 billion;
●	Adjusted EBIT of $1,457.3 million, up $100.4 million;
●	Adjusted EBIT margin of 14.2%, up 130 basis points;
●	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;
●	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;
●	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;
●	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;
●	Return on invested capital of 14.5%;
●	Return on equity of 17.7%; and
●	Net debt of $1,779.6 million, down $333.7 million.

[1]

Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

Long-term Debt

On November 9, 2015, the unsecured revolving credit facility of $1,500.0 million was extended by one year to December 2019 under the same terms and conditions and can be further extended annually. All other terms and conditions, including interest rates and banking covenants, remain unchanged.

For the year ended September 30, 2015, $901.6 million were used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made net repayments of $308.4 million on our long-term debt for the same period last year. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015. Remaining outstanding amount under our loan credit facility is $129.2 million net of financing fees of $163,000. The unsecured committed term loan credit facility expires on May 2016.

© 2015 CGI GROUP INC.	18

Share Repurchase Program

On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2015 and ending on the earlier of February 10, 2016, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2015, CGI repurchased 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the current NCIB. This includes a total of 6,350,735 Class A subordinate voting shares acquired for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. The NCIB allows for purchases outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2015, the Company could purchase up to 12,126,472 shares under the current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the year were $11.6 billion representing a book-to-bill ratio of 113.2%. Of the $11.6 billion in bookings signed during this year, 36% came from new business, while 64% came from extensions and renewals.

Our largest verticals for bookings were Government, Telecommunications & Utilities and Financial services, making up approximately 28%, 27% and 20% of total bookings, respectively. From a geographical perspective, Canada accounted for 29% of total bookings, followed by the U.S. at 21% and the Nordics at 14%.

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

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 2.0%. This compares with a favourable impact of 7.0% in fiscal 2014 and a favourable impact of 1.2% in fiscal 2013.

© 2015 CGI GROUP INC.	19

Fiscal Year ended September 30, 2014

Significant Developments

Key performance figures for the year include:

●	Revenue of $10,499.7 million, up 4.1%;
●	Adjusted EBIT of $1,356.9 million, up 26.1%;
●	Adjusted EBIT margin of 12.9%, up 220 basis points;
●	Net earnings prior to specific items[1] of $893.5 million, or diluted EPS of $2.80, up 22.8%;
●	Net earnings of $859.4 million, or diluted EPS of $2.69, up 88.5%;
●	Cash provided by operating activities of $1,174.8 million, up 75.0%;
●	Bookings of $10.2 billion and backlog of $18.2 billion;
●	Net debt reduced by $626.6 million;
●	Return on invested capital of 14.5%; and
●	Return on equity of 18.8%.

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

© 2015 CGI GROUP INC.	20

Share Repurchase Program

On January 29, 2014, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the NCIB to purchase up to 21,798,645 Class A subordinate shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 24, 2014. The Class A subordinate shares could be purchased under the NCIB commencing February 11, 2014 and ended on the earlier of February 10, 2015, or the date on which the Company had either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elected to terminate the NCIB.

During fiscal 2014, the Company repurchased 2,837,360 Class A subordinate shares for $111.5 million at an average price of $39.29 under the annual aggregate limit of the previous NCIB. Included in this number are 2,490,660 Class A subordinate voting shares sold by the Caisse and purchased by the Company for cancellation on November 29, 2013. In accordance with TSX rules, the repurchase by the Company of the shares held by the Caisse were taken into account when calculating the annual aggregate limit that the Company was entitled to repurchase under its then current NCIB. As at September 30, 2014, the Company could purchase up to 21.8 million shares under the then current NCIB.

Significant Share Transactions

On November 29, 2013, the Caisse reduced its holding in the Company by 9,962,660 Class A subordinate voting shares. The reduction was in accordance with the Caisse’s portfolio rebalancing policy based on the increase in the share price for the Company’s Class A subordinate voting shares that nearly doubled since the private placement by the Caisse in May of 2012. As indicated in the above paragraph, 25% of the shares sold by the Caisse were purchased by the Company for cancellation under its then current NCIB at a price per share of $40.15 corresponding to the net price that the Caisse obtained from the broker who acquired the remaining 75% of the shares.

Bookings and Book-To-Bill Ratio

Bookings for the year were $10.2 billion, representing a book-to-bill ratio of 96.8%. Of the $10.2 billion in bookings signed during this year, 39% came from new business, while 61% came from extensions and renewals.

Our largest verticals for bookings were Manufacturing, retail and distribution, Government and Financial services, making up approximately 28%, 28% and 20% of total bookings, respectively. From a geographical perspective, Nordics, Southern Europe and South America (“NSESA”) accounted for 26% of total bookings, followed by the U.S. at 19% and France at 15%.

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

© 2015 CGI GROUP INC.	21

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 7.0%. This compares with a favourable impact of 1.2% in fiscal 2013, and a favourable impact of 0.9% in fiscal 2012. The foreign currency impact in 2014 was mainly due to the strengthening of the euro, U.S. dollar and British pound.

Fiscal Year ended September 30, 2013

Significant Developments

Fiscal 2013 marks the first full year of results from Logica’s businesses. Operational highlights for the year include:

●	Revenue of $10.1 billion, up 111.3%;
●	Bookings of $10.3 billion, up 99.0%;
●	Backlog of $18.7 billion, up more than $1 billion;
●	Adjusted EBIT of $1,075.6 million, up 96.7%;
●	Adjusted EBIT margin of 10.7%;
●	Net earnings of $727.7 million, or diluted EPS of $2.30, excluding acquisition-related and integration costs and net unfavourable tax adjustments;
●	Net earnings of $455.8 million, or diluted EPS of $1.44 on a GAAP basis, including acquisition-related and integration costs and net unfavourable tax adjustments;
●	Cash provided by operating activities of $671.3 million, or $2.12 per diluted share;
●	Net debt reduced by $365.4 million and repurchased 723,100 shares during the year; and
●	Return on invested capital of 11.8%.

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

Share Repurchase Program

On January 30, 2013, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the NCIB to purchase up to 10% of the public float of the Company’s Class A subordinate voting shares as of the close of business on January 25, 2013. The NCIB enabled CGI to purchase, on the open market, up to 20,685,976 Class A subordinate voting shares for cancellation. The Class A subordinate voting shares could be purchased under the NCIB commencing

© 2015 CGI GROUP INC.	22

February 11, 2013 and ending on the earlier of February 10, 2014, or the date on which the Company had either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elected to terminate the NCIB.

During fiscal 2013, the Company repurchased for cancellation 723,100 of its Class A subordinate voting shares for $22.9 million at an average price of $31.63 under the then current and previous NCIB. As at September 30, 2013, the company could purchase up to an additional 20.0 million shares under the then current NCIB.

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

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES

Forward-Looking Information

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in this Annual Information Form and in the Company’s Management’s Discussion and Analysis filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or

© 2015 CGI GROUP INC.	23

revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

Risks and Uncertainties

The description of risks affecting CGI and its activities can be found in section 10 at pages 49 to 56 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015, which pages are incorporated by reference herein.

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

MATERIAL CONTRACT

The following material contract of the Company was entered before the last financial year but is still in effect as of the date hereof.

As contemplated in a subscription agreement entered into by the Caisse and the Company on May 31, 2012, the Company and the Caisse entered into a registration rights agreement dated August 20, 2012 (the “Registration Rights Agreement”) which provides, among other terms and conditions:

●

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

●

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

●

In addition, if the Company proposes to make a distribution in Canada for its own account or if an existing shareholder proposes to make a distribution in Canada through a secondary offering, the Company will be required, at that time, upon request by the Caisse, provided that it beneficially

© 2015 CGI GROUP INC.	24

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

●

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

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent for the Company’s Class A subordinate voting shares and Class B shares is Computershare Investor Services Inc. whose head office is situated in Toronto, Ontario. Share transfer service is available at Computershare’s Montreal, Quebec, and Toronto, Ontario, offices as well as at the offices of Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and College Station, TX.

AUDITORS

The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Audit and Risk Management Committee of the Company’s Board of Directors.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form of the Company, together with a copy of any document incorporated by reference therein, (ii) a copy of the consolidated financial statements of the Company for the year ended September 30, 2015 together with the accompanying report of the auditor and a copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 11, 2015 and (iv) a copy of the Management’s Discussion and Analysis of the Company for the year ended September 30, 2015.

Additional information, including directors’ and named executive officers’ remuneration and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Management Proxy Circular dated December 11, 2015.

Additional financial information in relation to the last fiscal year ended September 30, 2015 is presented in the audited consolidated financial statements of the Company and in the related Management’s Discussion and Analysis of the Company.

The documents mentioned above are available on SEDAR at www.sedar.com and on the Company’s web site at www.cgi.com. You can also obtain a copy of such documents by contacting Investor Relations by

© 2015 CGI GROUP INC.	25

sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

Telephone: (514) 841-3200

© 2015 CGI GROUP INC.	26

© 2015 CGI GROUP INC.

Appendix A

CGI GROUP INC.

Fundamental Texts

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Vision, Mission and Values		2
CGI Management Foundation		10
Documents and Policies Pertaining to Corporate Governance
–	Charter of the Board of Directors	15
–	Charter of the Corporate Governance Committee	23
–	Charter of the Human Resources Committee	29
–	Charter of the Audit and Risk Management Committee	34
Codes of Ethics
–	Code of Ethics and Business Conduct	44
–	Executive Code of Conduct	61
–	CGI Anti-Corruption Policy	64

© 2015 CGI GROUP INC.	28

CGI

Experience the commitment®

Fundamental Texts of CGI Group Inc.

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

1. Dream, Vision, Mission, and Values

© 2014 CGI GROUP INC.	Proprietary

Dream, Vision, Mission and Values

This document constitutes Chapter 1 of the Fundamental Texts of CGI Group Inc. It begins with the mission statement of the company and is followed by the vision, the dream and the values of CGI. By “dream”, we essentially mean the intent or initial desire that led to the creation of our company and continues to drive its operation and growth. It also extends to the main principles and governing ideas that define the company’s philosophy in its important cultural and organic aspects. This presentation of CGI’s dream and values is therefore intended to impart in a succinct manner the company’s character, essence, dynamism, values and culture, and the creative impulse that culminated in its creation and of which it is an extension.

A.	THE CGI DREAM

A number of governing ideas inspired the creation of CGI and continue to drive its development. These ideas constitute what we call the CGI “dream”. It is a dream based on a set of values to which we are profoundly attached.

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

However, embracing the objectives of our clients goes far beyond simply understanding them. It demands, for example, that we sincerely commit to offering the very best of ourselves in order to demonstrate to clients that we support them as completely as if we were their own employees. It is essential that they “experience our commitment”.

3.	Adopting a caring, humane approach towards our members

Although the demands of our industry are considerable, CGI has always believed that this in no way conflicts with the very humane and caring approach we take in all of the relationships we foster. And while our human resources policies and Member Partnership Management Framework embody this concern and commitment, for CGI, this is also an issue of maturity and genuine leadership. It is a question of the quality of “being”. To foster this attitude of caring and sensitivity towards others, CGI has led by example. Since the inception of the company, this approach has been transmitted, most notably through the example set by our founders as well as by teamwork and the CGI Leadership Institute, and is today an integral component of CGI’s spirit and culture.

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

3.4

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate. “Financial Literacy” means that the director has the knowledge and skills necessary to read and understand CGI’s financial statements. “Operational literacy” means that the director has substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations. The members of the Board of Directors who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues

© 2014 CGI GROUP INC.	16	Proprietary

that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

3.5	A director who makes a major change in principal occupation will forthwith disclose this fact to the Board of Directors and will offer his or her resignation to the Board of Directors for consideration. It is not intended that directors who retire or whose professional positions change should necessarily leave the Board of Directors. However, there should be an opportunity for the Board of Directors to review the continued appropriateness of the Board of Directors membership under such circumstances.

3.6	The Board of Directors is responsible for approving new nominees to the Board. New directors will be provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest. The prospective candidates should fully understand the role of the Board of Directors and its committees and the contribution expected from individual directors and the Board of Directors will ensure that they are provided with the appropriate information to that effect. In addition, the Board of Directors will ascertain and make available to its members, when required, continuing education as per the business and operations of the Company.

4.	RESOURCES

4.1	The Board of Directors will implement structures and procedures to ensure that it functions independently of management.

4.2	The Board of Directors appreciates the value of having certain members of senior management attend each Board of Directors meeting to provide information and opinion to assist the directors in their deliberations. The Executive Chairman of the Board will seek the Board of Directors’ concurrence in the event of any proposed change to the management attendees at Board of Directors meetings. Management attendees will be excused for any agenda items which are reserved for discussion among directors only.

© 2014 CGI GROUP INC.	17	Proprietary

5.	RESPONSIBILITIES AND DUTIES

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

5.1	General Responsibilities

5.1.1	The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Executive Chairman of the Board and the Chief Executive Officer and other members of senior management.

5.1.2	The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company’s strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company’s business.

5.1.3	As part of the responsibility of the Board of Directors to oversee management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.

5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5	The officers of the Company, headed by the Executive Chairman of the Board and the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board of Directors with respect to long term strategic, financial, organizational and related objectives.

5.1.6	The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Executive Chairman of the Board in particular.

© 2014 CGI GROUP INC.	18	Proprietary

5.1.9	The Board of Directors is responsible for overseeing a Communication Policy for the Company. In doing so, the Board of Directors will ensure that the policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.

5.1.10	The Board of Directors will oversee the integrity of the Company’s internal control and management information systems.

5.1.11	The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company’s consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:

i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.

5.1.13	The Board of Directors will also receive reports and consider:

i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.

© 2014 CGI GROUP INC.	19	Proprietary

5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15	The Board of Directors will, together with the Executive Chairman of the Board develop a position descriptions for the Executive Chairman of the Board and the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Executive Chairman of the Board is responsible for meeting and assess management’s performance in relation to such objectives. The Board of Directors will raise any concerns related to the performance of the Chief Executive Officer with the Executive Chairman of the Board as appropriate.

5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee’s mandate.

5.2	Annual Assessment of the Board of Directors

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

5.3	Committees

5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2	Each committee operates according to a Board of Directors approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

© 2014 CGI GROUP INC.	20	Proprietary

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7	The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee and the Executive Chairman of the Board, the skills and desires of individual Board members, and the diversity of their background (including in terms of gender, ethnicity, age, experience and geographical representation), all in accordance with the mandates of such committees approved by the Board.

5.3.8	The Audit Committee shall be composed only of Independent Directors. All members of the Audit Committee shall be Financially Literate and at least one member shall be a financial expert within the meaning of applicable regulatory requirements.

5.4	Lead Director

5.4.1	The Lead Director shall be an Independent Director. He will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3	The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company’s affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Executive Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5	The Lead Director shall chair Board meetings when the Executive Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

© 2014 CGI GROUP INC.	21	Proprietary

5.4.9	The Lead Director shall, in conjunction with the Executive Chairman of the Board, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Executive Chairman of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board Mandate

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

The Committee is responsible for: (a) developing the Company’s approach to Board governance issues and the Company’s response to the corporate governance guidelines; (b) reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board of Directors and management.

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

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The Committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

© 2014 CGI GROUP INC.	24	Proprietary

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

BOARD MEMBERS

5.2.1	Review criteria regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors, and criteria to determine and promote “relatedness” as well as the diversity of Board members’ background (including in terms of gender, ethnicity, age, experience and geographical representation), while seeking to facilitate effective decision-making.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3	Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; and assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

© 2014 CGI GROUP INC.	25	Proprietary

5.2.6	Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7	Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Lead Director.

DIRECTOR ORIENTATION

5.2.8	As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.

COMPLIANCE

5.2.9	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.10	Review proposed amendments to the Company’s by-laws before making recommendations to the Board of Directors.

CODES OF BUSINESS CONDUCT

5.2.11	Periodically review and make recommendations to the Board of Directors with respect to the Company’s formal code of ethics and business conduct for its members, directors and officers and its executive code of conduct applicable to the Company’s principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.12	Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Corporate Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.

CORPORATE GOVERNANCE PRINCIPLES

5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

© 2014 CGI GROUP INC.	26	Proprietary

5.2.14	In conjunction with the Executive Chairman of the Board, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

5.2.16	On a yearly basis, review the measures applied by the Company to promote diversity, their effectiveness, and annual and cumulative progress made in achieving their objectives.

5.2.17	Advise the Board of Directors on the disclosure to be contained in the Company’s public disclosure documents, such as the Company’s annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.18	Generally advise the Board of Directors on all other matters of corporate governance.

EXTERNAL AND INTERNAL RESOURCES

5.2.19	Retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.2.20	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.2.21	Have adequate resources to discharge its responsibilities;

5.2.22	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.2.23	The Chair of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

SHAREHOLDER PROPOSALS

5.2.24	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chairman of the Board as appropriate.

5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

© 2014 CGI GROUP INC.	27	Proprietary

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

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

“Executive Officer” means an individual who is:

(a)     a Chair, Vice-Chair or President;

(b)     a leader in charge of a principal business unit or function; or

(c)     performing a policy-making function in respect of the Company.

Note: The definition is derived from the definition contained in National Instrument 51-102 adopted by the Canadian Securities Administrators.

“Independent Director” means a director who meets the independence criteria set out in section 1.4 of Multilateral Instrument 52-110 Audit Committees adopted by the Canadian Securities Administrators, as amended, which is reproduced in Appendix A.

2.	OBJECTIVES

The Committee is responsible for reviewing and making recommendations to the Board of Directors of the Company for the appointment of officers of the Company and for determining terms of employment of senior executives whose remuneration must be disclosed as per applicable legislation, and such other senior executives as may be proposed by the Executive Chairman of the Board and the Chief Executive Officer. It shall also perform functions such as reviewing succession planning and matters of compensation as well as such other matters the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2	The Board of Directors shall appoint one of the Independent Directors as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

© 2014 CGI GROUP INC.	29	Proprietary

4.	MEETINGS

4.1	Meetings of the Committee shall be held at the call of the Chair, but not less than three times annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chairman of the Board or the Chief Executive Officer.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Executive Chairman of the Board.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

© 2014 CGI GROUP INC.	30	Proprietary

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

5.2.1	The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources planning, compensation of members of the Board of Directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:

5.2.2.1	Management’s succession plans for Executive Officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

5.2.2.2	Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.3

Recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other Executive Officers, corporate objectives which the Executive Chairman of the Board and such other Executive Officers, as the case

© 2014 CGI GROUP INC.	31	Proprietary

may be, are responsible for meeting, assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives, monitoring of the Executive Chairman of the Board’s performance and providing advice and counsel in the execution of his duties;

5.2.2.4	Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for the Chief Executive Officer of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

5.2.2.5	Remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.6	Employment and termination arrangements for senior management;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8	Appointment of officers and executive officers as appropriate, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience;

5.2.2.9	Significant organizational changes;

5.2.2.10	The Committee’s proposed executive compensation report to be contained in the Company’s annual proxy circular;

5.2.2.11	Management development programs for the Company;

5.2.2.12	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

5.2.2.13	Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.

5.2.3	The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors including those relating to compensation of officers and senior employees and the manpower resources of the Company.

© 2014 CGI GROUP INC.	32	Proprietary

5.3	Other Responsibilities

5.3.1	The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes and to assess and review, on an annual basis or as deemed appropriate, the independence of such external advisors.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

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

© 2014 CGI GROUP INC.	55	Proprietary

iii)	Procedure for Reporting Discrimination or Harassment—Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

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

© 2014 CGI GROUP INC.	57	Proprietary

Questions to consider when making charitable payments:

1.	Is the organization or body receiving the payment duly registered and does it otherwise comply with applicable law?

2.	Is the organization or body, including its board of directors and other representatives, free of any political or other undue influence?

3.	What is the purpose of the payment?

4.	Is the payment consistent with CGI’s internal guidelines on charitable giving?

5.	Is the payment at the request of a foreign official?

6.	Is a foreign official associated with the charity and, if so, can the foreign official make decisions regarding CGI’s business in that country?

7.	Is the payment conditioned on receiving business or other benefits?

10.	COMPLIANCE WITH THE CODE

Management responsibilities

CGI’s managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i)	Copy of the Code - Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)	Assistance - Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)	Enforcement - Taking prompt and decisive action when a violation of the Code has occurred, in consultation with the CGI Legal Department. If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.

© 2014 CGI GROUP INC.	58	Proprietary

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

© 2014 CGI GROUP INC.	59	Proprietary

commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

11.	ADMINISTRATION OF THE CODE

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

APPENDIX A

Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52-110, as amended

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

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

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
November 10, 2015

FISCAL 2015 RESULTS

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

As of the end of the Company’s 2015 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2015, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2015, has been audited by the Company’s independent auditors, as stated in their report appearing on page 60.

Michael E. Roach	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 10, 2015

Consolidated Financial Statements

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2015, and our report dated November 10, 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

FISCAL 2015 RESULTS

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2015 and 2014, and its financial performance and its cash flows for the years ended September 30, 2015 and 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) and our report dated November 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP

Montréal, Canada
November 10, 2015

1. CPA auditor, CA, public accountancy permit No. A122227

Consolidated Financial Statements

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2015	2014
	$	$
Revenue	10,287,096	10,499,692
Operating expenses
Costs of services, selling and administrative (Note 23)	8,819,055	9,129,791
Integration-related costs (Note 26b)	—	127,341
Restructuring costs (Note 13)	35,903	—
Net finance costs (Note 25)	92,857	99,268
Foreign exchange loss	10,733	13,042
	8,958,548	9,369,442
Earnings before income taxes	1,328,548	1,130,250
Income tax expense (Note 16)	350,992	270,807
Net earnings	977,556	859,443
Earnings per share (Note 21)
Basic earnings per share	3.14	2.78
Diluted earnings per share	3.04	2.69

See Notes to the Consolidated Financial Statements.

FISCAL 2015 RESULTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Net earnings	977,556	859,443
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	599,650	221,279
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(246,662)	(100,869)
Net unrealized gains on cash flow hedges	17,708	20,729
Net unrealized gains on available-for-sale investments	142	941
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(1,236)	(35,311)
Other comprehensive income	369,602	106,769
Comprehensive income	1,347,158	966,212

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	305,262	535,715
Accounts receivable (Note 5)	1,097,863	1,036,068
Work in progress	873,099	807,989
Current derivative financial instruments (Note 31)	26,567	9,397
Prepaid expenses and other current assets	160,638	174,137
Income taxes	5,702	8,524
Total current assets before funds held for clients	2,469,131	2,571,830
Funds held for clients (Note 6)	496,397	295,754
Total current assets	2,965,528	2,867,584
Property, plant and equipment (Note 7)	473,109	486,880
Contract costs (Note 8)	189,235	156,540
Intangible assets (Note 9)	568,811	630,074
Other long-term assets (Note 10)	69,353	74,158
Long-term financial assets (Note 11)	122,820	84,077
Deferred tax assets (Note 16)	261,431	323,416
Goodwill (Note 12)	7,136,983	6,611,323
	11,787,270	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,113,636	1,060,380
Accrued compensation	571,883	583,979
Current derivative financial instruments (Note 31)	28,106	4,588
Deferred revenue	416,329	457,056
Income taxes	159,562	156,283
Provisions (Note 13)	94,398	143,309
Current portion of long-term debt (Note 14)	230,906	80,367
Total current liabilities before clients’ funds obligations	2,614,820	2,485,962
Clients’ funds obligations	492,965	292,257
Total current liabilities	3,107,785	2,778,219
Long-term provisions (Note 13)	62,637	70,586
Long-term debt (Note 14)	1,896,181	2,599,336
Other long-term liabilities (Note 15)	277,223	308,387
Long-term derivative financial instruments (Note 31)	225	149,074
Deferred tax liabilities (Note 16)	170,987	155,972
Retirement benefits obligations (Note 17)	190,063	183,753
	5,705,101	6,245,327
Equity
Retained earnings	3,057,578	2,356,008
Accumulated other comprehensive income (Note 18)	598,226	228,624
Capital stock (Note 19)	2,254,245	2,246,197
Contributed surplus	172,120	157,896
	6,082,169	4,988,725
	11,787,270	11,234,052

See Notes to the Consolidated Financial Statements.

Approved by the Board
	Michael E. Roach	Serge Godin

	Director	Director

FISCAL 2015 RESULTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	977,556	—	—	—	977,556
Other comprehensive income	—	369,602	—	—	369,602
Comprehensive income	977,556	369,602	—	—	1,347,158
Share-based payment costs	—	—	—	30,414	30,414
Income tax impact associated with stock options	—	—	—	5,952	5,952
Exercise of stock options (Note 19)	—	—	67,028	(13,474)	53,554
Exercise of performance share units (“PSUs”) (Note 19)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 19)	(275,986)	—	(56,549)	—	(332,535)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(11,099)	—	(11,099)
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	859,443	—	—	—	859,443
Other comprehensive income	—	106,769	—	—	106,769
Comprehensive income	859,443	106,769	—	—	966,212
Share-based payment costs	—	—	—	31,716	31,716
Income tax impact associated with stock options	—	—	—	3,269	3,269
Exercise of stock options (Note 19)	—	—	83,305	(18,380)	64,925
Exercise of PSUs (Note 19)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 19)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 19)	—	—	908	482	1,390
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

See Notes to the Consolidated Financial Statements.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2015	2014
	$	$
Operating activities
Net earnings	977,556	859,443
Adjustments for:
Amortization and depreciation (Note 24)	424,044	444,232
Deferred income taxes (Note 16)	61,718	54,360
Foreign exchange (gain) loss	(2,681)	17,751
Share-based payment costs	30,414	31,716
Net change in non-cash working capital items (Note 27)	(201,741)	(232,667)
Cash provided by operating activities	1,289,310	1,174,835

Investing activities
Net change in short-term investments	—	73
Purchase of property, plant and equipment	(122,492)	(181,471)
Proceeds from sale of property, plant and equipment	12,910	13,673
Additions to contract costs	(78,815)	(73,900)
Additions to intangible assets	(71,357)	(77,726)
Proceeds from sale of intangible assets	2,345	—
Purchase of long-term investments	(14,995)	(15,059)
Proceeds from sale of long-term investments	10,259	6,880
Payments received from long-term receivables	5,018	6,377
Cash used in investing activities	(257,127)	(321,153)

Financing activities
Net change in unsecured committed revolving credit facility	—	(283,049)
Increase of long-term debt	62,506	1,021,918
Repayment of long-term debt	(964,072)	(1,047,261)
Settlement of derivative financial instruments (Note 31)	(121,615)	(37,716)
Purchase of Class A subordinate shares held in trust (Note 19)	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	1,390
Repurchase of Class A subordinate shares (Note 19)	(323,069)	(111,468)
Issuance of Class A subordinate shares	53,686	65,138
Cash used in financing activities	(1,303,663)	(414,064)
Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516
Cash and cash equivalents, beginning of year	535,715	106,199
Cash and cash equivalents, end of year (Note 4)	305,262	535,715

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

The Company’s consolidated financial statements for the years ended September 30, 2015 and 2014 were authorized for issue by the Board of Directors on November 10, 2015.

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

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, provisions for income tax uncertainties and litigation and claims.

The judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

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

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

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

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

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

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

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

For the years ended September 30, 2015 and 2014

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

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

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

Amortization of contract costs

Contract costs are amortized using the straight-line method as services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives:

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

For the years ended September 30, 2015 and 2014

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

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as expected taxable income or profit, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions related to business combinations and termination of employment costs incurred as part of the Company’s productivity improvement initiatives.

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

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROVISIONS (CONTINUED)

Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

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

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors. The expense is recognized, within costs of services, selling and administrative, for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.

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

The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.

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

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES (CONTINUED)

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

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

4.	Cash and cash equivalents

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	305,262	265,715
Cash equivalents	—	270,000
	305,262	535,715

5.	Accounts receivable

	As at September 30, 2015	As at September 30, 2014
	$	$
Trade (Note 31)	889,192	873,466
Other[1]	208,671	162,602
	1,097,863	1,036,068

[1]

Other accounts receivable include tax credits for the Development of E-Business, other tax credits for Research and Development and job and economic growth initiatives. The tax credits represent approximately $139,972,000 and $113,511,000 of other accounts receivable in 2015 and 2014, respectively.

The Tax Credit for the Development of E-Business in Québec enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 24% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2025. For all eligible salaries incurred after March 26, 2015 in addition to the refundable tax credit of 24%, a non-refundable tax credit of 6% is now available, increasing the maximum tax credit to $25,000 per year per employee.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Funds held for clients

	As at September 30, 2015	As at September 30, 2014
	$	$
Cash	299,433	97,577
Long-term bonds (Note 31)	196,964	198,177
	496,397	295,754

7.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Additions	6,542	4,556	8,944	120,434	140,476
Disposals/retirements	—	(13,491)	(10,693)	(108,695)	(132,879)
Foreign currency translation adjustment	5,533	13,287	11,277	50,248	80,345
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Accumulated depreciation
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Depreciation expense (Note 24)	3,183	26,982	20,723	122,778	173,666
Disposals/retirements	—	(13,444)	(10,497)	(92,367)	(116,308)
Foreign currency translation adjustment	1,264	8,300	6,105	28,686	44,355
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Net carrying amount as at September 30, 2015	69,843	62,375	70,826	270,065	473,109

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2013	62,077	193,221	160,394	466,312	882,004
Additions	8,962	10,630	19,926	155,939	195,457
Disposals/retirements	—	(6,932)	(38,420)	(34,984)	(80,336)
Foreign currency translation adjustment	1,318	8,323	8,519	16,379	34,539
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Accumulated depreciation
As at September 30, 2013	6,670	99,015	75,628	225,548	406,861
Depreciation expense (Note 24)	3,275	29,669	26,811	127,131	186,886
Disposals/retirements	—	(6,920)	(35,105)	(24,077)	(66,102)
Foreign currency translation adjustment	197	3,617	5,456	7,869	17,139
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Net carrying amount as at September 30, 2014	62,215	79,861	77,629	267,175	486,880

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	14,033	7,953	6,080	15,522	8,744	6,778
Computer equipment	85,318	53,533	31,785	93,375	61,783	31,592
	99,351	61,486	37,865	108,897	70,527	38,370

8.	Contract costs

	As at September 30, 2015			As at September 30, 2014
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	414,604	235,640	178,964	356,704	209,186	147,518
Incentives	100,811	90,540	10,271	101,291	92,269	9,022
	515,415	326,180	189,235	457,995	301,455	156,540

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Additions	2,241	7,269	369	38,100	38,409	—	86,388
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(40,373)	(26,213)	(99,435)
Foreign currency translation adjustment	5,238	237	8,977	44,504	11,598	84,521	155,075
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Accumulated amortization
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Amortization expense (Note 24)	10,666	3,125	10,391	25,460	30,664	106,000	186,306
Impairment (Note 24)	—	—	—	5,289	—	—	5,289
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(38,028)	(26,213)	(97,090)
Foreign currency translation adjustment	3,574	98	8,340	26,734	7,060	62,980	108,786
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Net carrying amount as at September 30, 2015	26,478	12,876	17,552	140,522	73,479	297,904	568,811

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Additions	4,226	6,499	114	34,759	41,790	—	87,388
Disposals/retirements	(12,170)	(1,307)	(603)	(1,984)	(12,449)	—	(28,513)
Foreign currency translation adjustment	5,628	173	3,354	17,639	4,672	34,355	65,821
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Accumulated amortization
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Amortization expense (Note 24)	14,264	2,996	12,568	21,467	26,874	114,523	192,692
Disposals/retirements	(12,170)	(1,118)	(121)	(1,980)	(12,197)	—	(27,586)
Foreign currency translation adjustment	4,142	81	2,687	10,635	3,358	16,778	37,681
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Net carrying amount as at September 30, 2014	33,239	8,593	26,937	115,401	63,541	382,363	630,074

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2015	As at September 30, 2014
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	24,225	22,415
Retirement benefits assets (Note 17)	9,096	8,737
Deferred financing fees	3,286	4,474
Long-term maintenance agreements	14,971	15,004
Deposits	9,747	11,773
Other	8,028	11,755
	69,353	74,158
11. Long-term financial assets
	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred compensation plan assets (Note 17)	38,238	31,151
Long-term investments (Note 31)	42,202	30,689
Long-term receivables	11,609	7,403
Derivative financial assets (Note 31)	30,771	14,834
	122,820	84,077

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

Up to June 30, 2015, management reviewed the Company’s operating results through the seven following operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”) and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Effective July 1, 2015, the Company is managed through the following seven operating segments, namely: U.S.; Nordics; Canada; France; U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific. The Company refined its management reporting and structure to better align to the Company’s client proximity model, which had the impact of transferring the South Europe and Brazil operations from Nordics to ECS segment.

Due to the change in operating segments, the Company reallocated goodwill to the revised CGUs using relative fair values. The Company completed the annual impairment test as at September 30, 2015 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	NSESA	Nordics	Canada	France	U.K.	CEE	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2014	1,491,912	1,272,823	—	1,111,702	820,219	891,890	722,996	—	299,781	6,611,323
Goodwill reallocation to new CGUs	—	(1,237,102)	1,143,452	—	—	—	(710,837)	804,487	—	—
Foreign currency translation adjustment	287,881	(35,721)	71,541	—	46,469	100,772	(12,159)	60,626	6,251	525,660
As at September 30, 2015	1,779,793	—	1,214,993	1,111,702	866,688	992,662	—	865,113	306,032	7,136,983

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2015	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.3	11.4	9.0	10.6	9.9	10.8	19.5
Long-term growth rate of net operating cash flows[1]	2.0	1.8	2.0	1.9	1.8	1.7	2.0

As at September 30, 2014	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.2	12.2	9.0	10.6	10.2	10.6	21.7
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	1.9	1.8	1.6	2.0

[1]	The long-term growth rate is based on published industry research.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Onerous leases[1], [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Additional provisions	8,468	4,902	362	32,836	46,568
Utilized amounts	(15,262)	(2,919)	(489)	(70,416)	(89,086)
Reversals of unused amounts	(2,957)	(9,803)	(8,875)	—	(21,635)
Discount rate adjustment and imputed interest	319	—	431	—	750
Foreign currency translation adjustment	3,266	386	2,543	348	6,543
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Current portion	15,408	24,159	7,460	47,371	94,398
Non-current portion	24,075	—	31,293	7,269	62,637

	Onerous leases[1], [4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Additional provisions	14,118	3,351	1,770	100,354	119,593
Utilized amounts	(44,174)	(14,133)	(1,560)	(122,130)	(181,997)
Reversals of unused amounts	(24,275)	(24,984)	(12,574)	(6,081)	(67,914)
Discount rate adjustment and imputed interest	605	—	525	—	1,130
Foreign currency translation adjustment	5,353	1,941	2,364	1,340	10,998
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Current portion	17,203	31,593	8,542	85,971	143,309
Non-current portion	28,446	—	36,239	5,901	70,586

[1]

As at September 30, 2015, the timing of cash outflows relating to these provisions ranges between one and eight years (one and nine years as at September 30, 2014) and they were discounted at a weighted average rate of 0.85% (1.35% as at September 30, 2014).

[2]

As at September 30, 2015, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $9,854,000, $6,405,000 and $7,900,000, respectively (as at September 30, 2014, $15,661,000, $7,433,000 and $8,499,000, respectively). The reversals of unused amounts are mostly due to favorable settlements of tax exposures and employee claims.

[3]

As at September 30, 2015, the decommissioning liability was based on the expected cash flows of $39,574,000 ($45,834,000 as at September 30, 2014) and was discounted at a weighted average rate of 1.13% (0.94% as at September 30, 2014). The timing of the settlement of these obligations ranges between one and eight years as at September 30, 2015 (one and nine years as at September 30, 2014). The reversals of unused amounts are mostly due to favorable settlements.

[4]

During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. For the year ended September 30, 2015, the Company incurred $35,903,000 of the announced program of which $32,836,000 was accounted for in the provision for restructuring and $3,067,000 was accounted for in the provision for onerous leases.

For the year ended September 30, 2014, the Company incurred $94,273,000 of integration costs that were accounted for in the provision for restructuring and $1,503,000 were accounted for in the provision for onerous leases (Note 26b).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2015	As at September 30, 2014
	$	$

Senior U.S. unsecured notes repayable by tranches of $113,892 (U.S.$85,000) in 2016, $187,586 (U.S.$140,000) in 2018 and $334,975 (U.S.$250,000) in 2021[1]	640,693	522,220

Senior unsecured notes repayable by tranches of $53,596 (U.S.$40,000) in 2019, $73,695 (U.S.$55,000) in 2021, $401,970 (U.S.$300,000) in 2024, $468,965 (U.S. $350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $127,143, (€85,000) in 2021[2]	1,124,487	954,317

Unsecured committed term loan credit facility[3]	129,222	1,001,752

Obligations repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 2.70% (3.01% in 2014)	152,078	117,680

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2020, bearing a weighted average interest rate of 3.48% (3.66% in 2014)	57,170	61,698

Other long-term debt	23,437	22,036
	2,127,087	2,679,703
Current portion	230,906	80,367
	1,896,181	2,599,336

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2018. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2015, no amount was drawn upon this facility. Also, an amount of $43,224,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 9, 2015, the facility was extended by another year to December 2019 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[1]

As at September 30, 2015, an amount of $636,453,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $4,740,000 less financing fees of $500,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 4.4 years and a weighted average interest rate of 4.57% (4.57% in 2014). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[2]

As at September 30, 2015, an amount of $1,125,369,000 was drawn, less financing fees of $882,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 6.9 years and a weighted average interest rate of 3.62% (3.62% in 2014). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

[3]

As at September 30, 2015, an amount of $129,385,000 was drawn, less financing fees of $163,000. The unsecured committed term loan credit facility expires on May 2016. This facility bears interest at Bankers’ acceptance and LIBOR; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2015, the margin paid was 1.25% for Banker’s acceptance and LIBOR and the weighted average interest was 2.05% (2.76% in 2014). The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2015, the Company was in compliance with these covenants.

During the year ended September 30, 2015, the Company repaid in advance, without penalty, a portion of the May 2016 maturing tranche of the unsecured committed term loan credit facility for a total amount of $879,669,000. Following these repayments, the Company settled related floating-to-fixed interest rate swaps with a notional amount of $265,400,000 and related floating-to-floating cross currency swaps with a notional amount of $859,070,000 (Note 31). On October 1, 2015, the Company settled, with no material impact, a floating-to-fixed interest rate swap with a notional amount of $109,270,000 following the repayment of a portion of the unsecured committed term loan credit facility on September 29, 2015.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt (continued)

Principal repayments on long-term debt, excluding fair value hedges and financing fees, over the forthcoming years are as follows:

			$
Less than one year			199,618
Between one and two years			159,330
Between two and five years			496,237
Beyond five years			1,211,537
Total principal payments on long-term debt			2,066,722

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	31,451	1,268	32,719
Between one and two years	13,875	617	14,492
Between two and five years	10,022	513	10,535
Beyond five years	1,822	47	1,869
Total minimum finance lease payments	57,170	2,445	59,615

15.	Other long-term liabilities

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred revenue	167,576	151,989
Estimated losses on revenue-generating contracts[1]	4,431	42,804
Deferred compensation plan liabilities (Note 17)	40,940	34,620
Deferred rent	56,165	67,169
Other	8,111	11,805
	277,223	308,387

[1]	The current portion of estimated losses on revenue-generating contracts included in accounts payable and accrued liabilities is $51,008,000 as at September 30, 2015 ($84,747,000 at September 30, 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes

	Year ended September 30
	2015	2014
	$	$
Current income tax expense
Current income tax expense in respect of the current year	302,813	250,403
Adjustments recognized in the current year in relation to the income tax expense of prior years	(13,539)	(33,956)
Total current income tax expense	289,274	216,447
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	76,953	60,488
Deferred income tax expense (recovery) relating to changes in tax rates	1,456	(1,520)
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	(901)	23,948
Recognition of previously unrecognized temporary differences	(15,790)	(28,556)
Total deferred income tax expense	61,718	54,360
Total income tax expense	350,992	270,807

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2015	2014
	%	%
Company’s statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	0.3	(0.3)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(1.1)	(0.9)
Non-deductible and tax exempt items	0.5	0.2
Recognition of previously unrecognized temporary differences	(1.2)	(2.5)
Effect of integration-related costs	—	(0.1)
Minimum income tax charge	0.9	0.8
Impact on future tax assets and liabilities resulting from tax rate changes	0.1	(0.1)
Effective income tax rate	26.4	24.0

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2014	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2015
		$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	79,971	(14,397)	—	—	7,909	73,483
Tax benefits on losses carried forward	269,134	(58,650)	—	—	13,913	224,397
Accrued compensation	57,406	(7,846)	—	(386)	8,265	57,439
Retirement benefits obligations	35,315	(3,267)	(519)	—	962	32,491
Allowance for doubtful accounts	3,827	210	—	—	363	4,400
PP&E, contract costs, intangible assets and other long-term assets	(160,592)	27,278	—	—	(12,406)	(145,720)
Work in progress	(56,068)	(1,992)	—	—	(10,107)	(68,167)
Goodwill	(46,757)	211	—	—	(8,261)	(54,807)
Refundable tax credits on salaries	(17,966)	(3,165)	—	—	—	(21,131)
Cash flow hedges	(2,417)	(33)	(11,176)	—	(435)	(14,061)
Other liabilities	5,591	(67)	(2,578)	—	(826)	2,120
Deferred income taxes, net	167,444	(61,718)	(14,273)	(386)	(623)	90,444

	As at September 30, 2013	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2014
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	69,497	6,685	—	—	3,789	79,971
Tax benefits on losses carried forward	300,536	(44,065)	—	—	12,663	269,134
Accrued compensation	68,908	(5,356)	—	(9,542)	3,396	57,406
Retirement benefits obligations	21,958	726	12,940	—	(309)	35,315
Allowance for doubtful accounts	5,274	(1,445)	—	—	(2)	3,827
PP&E, contract costs, intangible assets and other long-term assets	(150,418)	(2,432)	—	—	(7,742)	(160,592)
Work in progress	(43,217)	(9,762)	—	—	(3,089)	(56,068)
Goodwill	(41,326)	(2,798)	—	—	(2,633)	(46,757)
Refundable tax credits on salaries	(21,821)	3,855	—	—	—	(17,966)
Cash flow hedges	4,173	(1,424)	(5,247)	—	81	(2,417)
Other liabilities	(676)	1,656	2,182	—	2,429	5,591
Deferred income taxes, net	212,888	(54,360)	9,875	(9,542)	8,583	167,444

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2015	As at September 30, 2014
	$	$
Deferred tax assets	261,431	323,416
Deferred tax liabilities	(170,987)	(155,972)
	90,444	167,444

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2015, the Company had $1,104,894,000 ($1,339,836,000 as at September 30, 2014) in operating tax losses carried forward, of which $131,980,000 ($152,700,000 as at September 30, 2014) expire at various dates up to 2032 and $972,914,000 ($1,187,136,000 as at September 30, 2014) have no expiry dates. The Company recognized a deferred tax asset of $267,350,000 ($331,650,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $48,653,000 ($62,516,000 as at September 30, 2014). The resulting net deferred tax asset of $218,697,000 ($269,134,000 as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $167,100,000 ($233,100,000 as at September 30, 2014).

As at September 30, 2015, the Company had $663,275,000 ($378,658,000 as at September 30, 2014) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $130,903,000 ($81,484,000 as at September 30, 2014) on the losses carried forward and recognized a valuation allowance of $125,203,000 ($81,484,000 as at September 30, 2014). The resulting net deferred tax asset of $5,700,000 ($nil as at September 30, 2014) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $634,800,000 ($378,700,000 as at September 30, 2014).

As at September 30, 2015, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in foreign subsidiaries for which a deferred tax liability has not been recognized amounted to $2,031,729,000 ($1,434,101,000 as at September 30, 2014).

The cash and cash equivalents held by foreign subsidiaries were $263,607,000 as at September 30, 2015 ($356,147,000 as at September 30, 2014). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

The United Kingdom Finance Bill 2015-16 which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and became substantively enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6,000,000 resulting from the revaluation of its deferred tax assets.

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

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica Defined Benefit Pension plan policy is to invest 25% of the Plan’s assets in equities and 75% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds.

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

The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme are being performed as at September 2015 and the results are expected to be available by the end of the 2016 calendar year. In the meantime, the Company continues to contribute to the CMG U.K. Pension Scheme in line with the last funding actuarial valuation, the quarterly payments of $3,645,000 to cover the deficit and approximately $405,000 to cover administration expenses. The latest funding actuarial valuation for the Logica Defined Benefit Pension Plan was performed in June 2014 and reported a deficit of $3,645,000. To eliminate this funding shortfall, the Company will contribute the monthly payments of $122,000 for a period of 18 months and $12,000 to cover administration expenses. During the year ended September 30, 2015, the Company contributed in line with the previous actuarial valuation monthly payments of $113,000 to cover the deficit and approximately $11,000 to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About half of the plans are bound by the former works council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labor Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(753,583)	(82,380)	(49,603)	(48,727)	(934,293)

Fair value of plan assets	726,224	12,046	—	15,056	753,326
	(27,359)	(70,334)	(49,603)	(33,671)	(180,967)
Fair value of reimbursement rights	—	23,074	—	1,151	24,225
Net liability recognized in the balance sheet	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,074	—	1,151	24,225

Retirement benefits assets	9,096	—	—	—	9,096

Retirement benefits obligations	(36,455)	(70,334)	(49,603)	(33,671)	(190,063)
	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(643,857)	(78,035)	(42,540)	(49,370)	(813,802)

Fair value of plan assets	601,313	11,582	—	25,891	638,786
	(42,544)	(66,453)	(42,540)	(23,479)	(175,016)
Fair value of reimbursement rights	—	21,418	—	997	22,415
Net liability recognized in the balance sheet	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	21,418	—	997	22,415

Retirement benefits assets	8,737	—	—	—	8,737

Retirement benefits obligations	(51,281)	(66,453)	(42,540)	(23,479)	(183,753)
	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

Obligations extinguished on settlement	—	—	—	(15,201)	(15,201)

Settlement gain	—	—	—	(1,819)	(1,819)

Current service cost	1,102	938	3,253	3,303	8,596

Interest cost	25,883	1,936	1,005	1,875	30,699

Actuarial losses (gains) due to change in financial assumptions[1]	14,421	1,206	(2,884)	4,134	16,877

Actuarial losses due to change in demographic assumptions[1]	5,496	—	4,556	1,568	11,620

Actuarial losses (gains) due to experience[1]	2,120	(2,328)	(928)	1,171	35

Past service cost	—	—	(343)	(103)	(446)

Plan participant contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(448)	—	(925)	(16,753)

Benefits paid directly by employer	—	(1,732)	(152)	(1,647)	(3,531)

Foreign currency translation adjustment[1]	75,888	4,773	2,556	6,858	90,075
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Defined benefit obligation of unfunded plans	—	—	49,603	26,891	76,494

Defined benefit obligation of funded plans	753,583	82,380	—	21,836	857,799
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

[1]	Amounts recognized in other comprehensive income.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Assets distributed on settlement	—	—	—	(15,201)	(15,201)

Interest income on plan assets	24,287	818	—	1,204	26,309

Employer contributions	17,975	2,191	152	1,863	22,181

Return on assets excluding interest income[1]	27,586	84	—	376	28,046

Plan participants contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(1,154)	—	(925)	(17,459)

Benefits paid directly by employer	—	(1,732)	(152)	(1,214)	(3,098)

Administration expenses paid from the plan	(2,161)	—	—	(6)	(2,167)

Foreign currency translation adjustment[1]	72,408	1,913	—	3,079	77,400
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Plan assets	726,224	12,046	—	15,056	753,326

Reimbursement rights	—	23,074	—	1,151	24,225
As at September 30, 2015	726,224	35,120	—	16,207	777,551

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	491,717	30,773	—	405,359	927,849

Assets distributed on settlement	—	—	—	(383,816)	(383,816)

Interest income on plan assets	23,430	1,123	—	1,635	26,188

Employer contributions	17,396	2,031	495	4,251	24,173

Return on assets excluding interest income[1]	35,646	597	—	(521)	35,722

Plan participants contributions	228	52	—	245	525

Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)

Benefits paid directly by employer	—	(1,427)	(495)	(457)	(2,379)

Administration expenses paid from the plan	(1,566)	—	—	(6)	(1,572)

Foreign currency translation adjustment[1]	46,251	254	—	2,345	48,850
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Plan assets	601,313	11,582	—	25,891	638,786

Reimbursement rights	—	21,418	—	997	22,415
As at September 30, 2014	601,313	33,000	—	26,888	661,201

[1]	Amounts recognized in other comprehensive income.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	180,891	—	—	—	180,891

Quoted bonds	331,677	—	—	141	331,818

Property	37,740	—	—	—	37,740

Cash	43,490	—	—	10	43,500

Other[1]	132,426	12,046	—	14,905	159,377
	726,224	12,046	—	15,056	753,326

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	216,044	—	—	190	216,234

Quoted bonds	352,305	—	—	9,543	361,848

Property	29,897	—	—	1,371	31,268

Cash	3,067	—	—	215	3,282

Other[1]	—	11,582	—	14,572	26,154
	601,313	11,582	—	25,891	638,786

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2015	2014
	$	$
Current service cost	8,596	7,770

Settlement gain	(1,819)	(8,449)

Past service cost	(446)	(128)

Net interest on net defined benefit liability or asset	4,390	4,283

Administration expenses	2,167	1,572
	12,888	5,048

[1]

The expense was presented as costs of services, selling and administrative for an amount of $6,331,000 and as finance costs for an amount of $6,557,000 (presented as a recovery of costs of services, selling and administrative for an amount of $807,000 and finance costs for an amount of $5,855,000, for the year ended September 30, 2014).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

As at September 30, 2015	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.78	2.40	2.40	4.93
Future salary increases	3.27	2.50	3.14	4.66
Future pension increases	3.21	2.00	—	—
Inflation	3.27	2.00	2.00	3.29

As at September 30, 2014	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.85	2.50	2.50	4.20
Future salary increases	3.25	2.50	4.05	5.50
Future pension increases	3.10	1.80	—	—
Inflation	3.25	2.00	2.00	2.90

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2015			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			24.4	23.0
Longevity at age 45 for current members
Males			24.1	22.0
Females			26.3	26.0

As at September 30, 2014			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			23.8	23.0
Longevity at age 45 for current members
Males			24.4	22.0
Females			25.9	25.4

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2015: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2014 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G (3) and France: INSEE TVTD 2008-2010.

The following table shows the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2015	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,458)	(2,832)	(2,154)
Decrease of 0.25% in the discount rate	34,580	2,990	2,275
Salary increase of 0.25%	759	58	2,274
Salary decrease of 0.25%	(747)	(57)	(2,163)
Pension increase of 0.25%	14,804	1,452	—
Pension decrease of 0.25%	(14,089)	(1,390)	—
Increase of 0.25% in inflation	25,155	1,452	2,274
Decrease of 0.25% in inflation	(23,829)	(1,390)	(2,163)
Increase of one year in life expectancy	17,627	2,145	395
Decrease of one year in life expectancy	(17,656)	(1,927)	(426)

As at September 30, 2014	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(28,480)	(2,757)	(1,849)
Decrease of 0.25% in the discount rate	30,292	2,913	1,952
Salary increase of 0.25%	931	642	1,999
Salary decrease of 0.25%	(913)	(568)	(1,900)
Pension increase of 0.25%	8,759	1,120	—
Pension decrease of 0.25%	(9,248)	(1,081)	—
Increase of 0.25% in inflation	22,873	1,152	1,999
Decrease of 0.25% in inflation	(21,707)	(1,098)	(1,900)
Increase of one year in life expectancy	15,039	2,482	250
Decrease of one year in life expectancy	(15,124)	(2,517)	(264)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30

	2015	2014
	(in years)

U.K.	19	19
Germany	15	15
France	18	18
Other	14	14

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $23,524,000 to defined benefit plans during the next year, of which $19,383,000 relates to the U.K. plans, and $4,141,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $211,405,000 in 2015 ($217,980,000 in 2014).

In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.71% and the Company’s proportion of the total number of active members in the plan is 0.61%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2015, Alecta’s collective funding ratio was 148% (146% in 2014). The plan expense was $38,052,000 in 2015 ($45,044,000 in 2014). The Company expects to contribute $36,012,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management as well as long service leave plans for its Australia employees. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2015, the deferred compensation liability totaled $40,940,000 ($34,620,000 as at September 30, 2014) and the deferred compensation assets totaled $38,238,000 ($31,151,000 as at September 30, 2014).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $37,439,000 as at September 30, 2015 ($31,151,000 as at September 30, 2014).

The deferred compensation plans assets and liabilities are presented in long-term financial assets and other long-term liabilities, respectively.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at September 30, 2015	As at September 30, 2014
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $72,873 as at September 30, 2015 ($31,986 as at September 30, 2014)	1,111,339	511,689

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $75,316 as at September 30, 2015 ($37,024 as at September 30, 2014)	(485,245)	(238,583)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $13,732 as at September 30, 2015 ($2,162 as at September 30, 2014)	32,228	14,520

Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $925 as at September 30, 2015 ($942 as at September 30, 2014)	2,718	2,576

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $19,820 as at September 30, 2015 ($18,728 as at September 30, 2014)	(62,814)	(61,578)
	598,226	228,624

For the year ended September 30, 2015, $9,092,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $4,101,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($22,000 of the net unrealized gains net of income tax expense of $133,000 for the year ended September 30, 2014).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

For 2015 and 2014, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	4,999,544	83,305	—	—	4,999,544	83,305
PSUs exercised[2]	—	583	—	—	—	583
Repurchased and cancelled[3]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[4]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[4]	—	908	—	—	—	908
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	3,187,455	67,028	—	—	3,187,455	67,028
PSUs exercised[2]	—	8,668	—	—	—	8,668
Repurchased and cancelled[3]	(6,725,735)	(54,918)	—	—	(6,725,735)	(54,918)
Repurchased and not cancelled[3]	—	(1,631)	—	—	—	(1,631)
Purchased and held in trust[4]	—	(11,099)	—	—	—	(11,099)
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245

[1]

The carrying value of Class A subordinate shares includes $13,474,000 ($18,380,000 in 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2015, 316,857 PSUs were exercised (22,858 during the year ended September 30, 2014) with a recorded average fair value of $8,668,000 ($583,000 as at September 30, 2014) that was removed from contributed surplus. As at September 30, 2015, 1,719,827 Class A subordinate shares were held in trust under the PSU plan (1,748,149 as at September 30, 2014) (Note 20b).

[3]

On January 28, 2015, the Company’s Board of Directors authorized the renewal of a Normal Course Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB.

During the year ended September 30, 2015, the Company repurchased 6,925,735 Class A subordinate shares under the current NCIB for consideration of $332,535,000 and the excess of the purchase price over the carrying value in the amount of $275,986,000 was charged to retained earnings. As at September 30, 2015, 200,000 of the repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and had been cancelled and paid subsequent to year-end (nil as at September 30, 2014).

During the year ended September 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et de placement du Québec for cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company was entitled to repurchase under the previous NCIB. In addition, during the year ended September 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB for cash consideration of $11,468,000 and the excess of the purchase price over the carrying value in the amount of $8,716,000 was charged to retained earnings.

[4]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for cash consideration of $11,099,000 during the year ended September 30, 2015 (619,888 Class A subordinate shares for $23,016,000 during the year ended September 30, 2014).

During the year ended September 30, 2015, the trustee did not sell any Class A subordinate shares that were held in trust. During the year ended September 30, 2014, the trustee sold on the open market 35,576 Class A subordinate shares that were held in trust. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2015, 40,428,628 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2015		2014
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	19,728,106	22.88	20,209,569	16.45
Granted	7,061,519	44.20	5,973,451	37.15
Exercised	(3,187,455)	16.80	(4,999,544)	12.99
Forfeited	(2,972,778)	35.85	(1,438,920)	26.45
Expired	—	—	(16,450)	7.85
Outstanding, end of year	20,629,392	29.23	19,728,106	22.88
Exercisable, end of year	10,612,717	18.55	8,890,504	14.13

The weighted average share price at the date of exercise for share options exercised in 2015 was $46.48 ($37.78 in 2014).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2015:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
7.72 to 8.55	265,918	0.85	7.95	265,918	7.95
9.05 to 10.05	1,475,235	3.01	9.31	1,475,235	9.31
10.11 to 11.95	346,363	2.07	11.35	346,363	11.35
12.54 to 14.41	1,858,765	4.00	12.56	1,858,765	12.56
14.48 to 16.63	2,033,612	5.00	15.48	2,033,612	15.48
19.28 to 22.52	674,422	6.00	19.76	674,422	19.76
23.65 to 32.57	4,061,989	7.22	23.89	2,891,610	23.89
34.68 to 38.79	2,986,864	8.39	37.25	1,037,193	36.97
39.47 to 56.69	6,926,224	9.60	44.29	29,599	51.32
	20,629,392	7.17	29.23	10,612,717	18.55

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2015	2014
Grant date fair value ($)	9.38	7.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.90	23.92
Risk-free interest rate (%)	0.98	1.53
Expected life (years)	4.00	4.00
Exercise price ($)	44.20	37.15
Share price ($)	44.20	37.15

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

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

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at September 30, 2015	1,719,827

[1]	The PSUs granted in 2015 had a grant date fair value of $37.84 per unit ($36.15 in 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

c)	Share purchase plan

Under the Share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

External members of the Board of Directors (“participants”) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2015, the number of outstanding DSUs was 124,354 (144,020 DSUs as at September 30, 2014).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative expenses is as follows:

	Year ended September 30
	2015	2014
	$	$
Stock options	17,027	18,383
PSUs	13,387	13,333
Share purchase plan	78,342	69,500
DSUs	2,307	1,109
	111,063	102,325

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2015			2014

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	977,556	311,477,555	3.14	859,443	308,743,126	2.78
Net effect of dilutive stock options and PSUs[2]		9,944,889			10,184,611
	977,556	321,422,444	3.04	859,443	318,927,737	2.69

[1]

The 6,925,735 Class A subordinate shares repurchased and 1,719,827 Class A subordinate shares held in trust during the year ended September 30, 2015 (2,837,360 and 1,748,149, respectively, during year ended September 30, 2014), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 3,801,637 stock options for the year ended September 30, 2015 (5,648,757 for the year ended September 30, 2014), as they were anti-dilutive.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2015	September 30, 2014
	$	$
Recognized as:
Revenue in the respective year	1,416,488	1,575,593
Recognized as:
Amounts due from customers under construction contracts[1]	351,246	289,838
Amounts due to customers under construction contracts	(90,973)	(153,962)

[1]	As at September 30, 2015, retentions held by customers for contract work in progress amounted to $65,989,000 ($50,425,000 as at September 30, 2014).

23.	Costs of services, selling and administrative

	Year ended September 30
	2015	2014
	$	$
Salaries and other member costs[1]	6,050,985	6,215,991
Professional fees and other contracted labour	1,220,994	1,260,955
Hardware, software and data center related costs	708,206	786,360
Property costs	390,728	398,560
Amortization and depreciation (Note 24)	418,011	435,775
Other operating expenses	30,131	32,150
	8,819,055	9,129,791

[1]	Net of tax credits of $113,416,000 in 2015 ($121,114,000 in 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.	Amortization and depreciation

	Year ended September 30
	2015	2014
	$	$
Depreciation of PP&E1	173,666	186,886
Amortization of intangible assets	186,306	192,692
Impairment of intangible assets	5,289	—
Amortization of contract costs related to transition costs	52,750	56,197
Included in costs of services, selling and administrative (Note 23)	418,011	435,775

Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,327	5,889
Amortization of deferred financing fees (presented in finance costs)	1,188	1,185
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,518	1,383
	424,044	444,232

[1]	Depreciation of PP&E acquired under finance leases was $16,895,000 in 2015 ($23,822,000 in 2014).

Amortization includes impairment for a total amount of $5,289,000 related to a business solution that was no longer expected to generate future economic benefits, and is included in the U.S. segment.

25.	Net finance costs

	Year ended September 30
	2015	2014
	$	$
Interest on long-term debt	86,252	92,581
Net interest cost on the net defined benefit plans (Note 17)	6,557	5,855
Other finance costs	766	2,842
Finance costs	93,575	101,278
Finance income	(718)	(2,010)
	92,857	99,268

26.	Investments in subsidiaries

a)	Acquisitions and disposals

There were no significant acquisitions or disposals for the year ended September 30, 2015 and 2014.

b)	Integration-related costs

During the year ended September 30, 2015, the Company paid in total $74,363,000 related to the integration of Logica plc (“Logica”) ($162,535,000 during the year ended September 30, 2014).

During the year ended September 30, 2014, the Company expensed $127,341,000 of the previously announced program of $551,500,000. This amount included net integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $94,273,000 (Note 13), costs related to onerous leases of $1,503,000 (Note 13) and other integration costs of $31,565,000.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2015	2014
	$	$
Accounts receivable	23,335	205,945
Work in progress	23,553	161,270
Prepaid expenses and other assets	39,157	42,555
Long-term financial assets	979	(4,230)
Accounts payable and accrued liabilities	(36,720)	(113,537)
Accrued compensation	(46,399)	(151,573)
Deferred revenue	(72,405)	(158,026)
Provisions	(63,385)	(132,735)
Long-term liabilities	(57,665)	(65,840)
Retirement benefits obligations	444	(17,181)
Derivative financial instruments	(919)	(650)
Income taxes	(11,716)	1,335
	(201,741)	(232,667)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2015	2014
	$	$
Operating activities
Accounts receivable	(67)	(199)
Prepaid expenses and other assets	—	(3,792)
Accounts payable and accrued liabilities	17,774	—
	17,707	(3,991)
Investing activities
Purchase of property, plant and equipment	(20,044)	(12,878)
Additions of intangible assets	(13,720)	(1,074)
Additions of long-term financial assets	(5,608)	(7,788)
	(39,372)	(21,740)
Financing activities
Increase in obligations under finance leases	20,336	24,458
Increase in obligations other than finance leases	10,728	1,074
Issuance of shares	67	199
Repurchase of Class A subordinate shares (Note 19)	(9,466)	—
	21,665	25,731

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2015	2014
	$	$
Interest paid	88,894	103,127
Interest received	273	903
Income taxes paid	289,405	182,531

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its current management structure (Note 12). The Company has retrospectively revised the segmented information for the comparative periods to conform to the segmented information structure in effect as of July 1, 2015:

						Year ended September 30, 2015

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,813,127	1,638,985	1,533,719	1,283,387	1,331,287	1,211,228	475,363	10,287,096
Earnings before restructuring costs, net finance costs and income tax expense[1]	454,325	153,841	343,692	146,615	163,603	118,141	77,091	1,457,308
Restructuring costs								(35,903)
Net finance costs								(92,857)
Earnings before income taxes								1,328,548

[1]	Total amortization and depreciation of $422,856,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $115,367,000, $66,910,000, $69,152,000, $31,933,000, $71,888,000, $42,722,000 and $24,884,000, respectively for the year ended September 30, 2015.

						Year ended September 30, 2014

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,664,876	1,826,091	1,638,320	1,333,792	1,283,847	1,327,682	425,084	10,499,692
Earnings before integration-related costs, net finance costs and income tax expense[1]	303,515	164,721	361,136	155,695	164,977	138,656	68,159	1,356,859
Integration-related costs								(127,341)
Net finance costs								(99,268)
Earnings before income taxes								1,130,250

[1]	Total amortization and depreciation of $443,047,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $114,106,000, $70,168,000, $84,403,000, $34,575,000, $75,853,000, $40,939,000 and $23,003,000, respectively for the year ended September 30, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2015	As at September 30, 2014
	$	$
U.S.	304,571	296,587

Canada	243,838	254,240

U.K.	267,714	240,455

France	85,752	101,477

Sweden	92,823	98,496

Finland	53,168	58,245

Germany	53,176	56,958

Netherlands	35,912	44,454

Rest of the world	94,201	122,582
	1,231,155	1,273,494

The following table provides revenue information based on the client’s location:

	2015	2014
	$	$
U.S.	2,985,577	2,803,326

Canada	1,507,326	1,614,511

U.K.	1,419,276	1,391,943

France	1,259,975	1,309,568

Sweden	847,737	913,110

Finland	637,564	665,845

Netherlands	462,616	527,010

Germany	382,276	384,765

Rest of the world	784,749	889,614
	10,287,096	10,499,692

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2015	2014
	$	$
Outsourcing

IT Services	4,543,278	4,342,370

BPS	1,042,352	1,118,117

Systems integration and consulting	4,701,466	5,039,205
	10,287,096	10,499,692

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. segment, accounted for $1,437,877,000 (14%) of revenues for the year ended September 30, 2015 ($1,404,093,000 (13.4%) for the year ended September 30, 2014).

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India

b)	Compensation of key management personnel

Compensation of key management personnel, defined as the Executive Vice President and Chief Financial Officer, the Chief Operating Officer and the Board of Directors including the President and Chief Executive Officer, was as follows:

	2015	2014
	$	$
Short-term employee benefits	5,087	4,972
Share-based payments	15,165	15,609

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

At September 30, 2015, the Company is committed under the terms of operating leases with various expiration dates up to 2025, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,173,389,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	305,706
Between one and two years	258,102
Between two and five years	462,811
Beyond five years	146,770

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $290,713,000 ($306,428,000 in 2014), net of sublease income of $29,256,000 ($26,128,000 in 2014). As at September 30, 2015, the total future minimum sublease payments expected to be received under non-cancellable sublease were $97,442,000 ($100,745,000 as at September 30, 2014).

The Company entered into long-term service and other agreements representing a total commitment of $170,475,000. Minimum payments under these agreements are due as follows:

$
Less than one year	86,629
Between one and two years	45,504
Between two and five years	38,342
Beyond five years	—

b)	Contingencies

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

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $10,373,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2015. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2015, the Company provided for a total of $52,659,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $92,678,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2015		As at September 30, 2014

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,765,180	1,839,478	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	129,222	129,385	1,001,752	1,005,792
Other long-term debt	Level 2	23,437	22,049	22,036	20,276
		1,917,839	1,990,912	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2015	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	305,262	535,715
Deferred compensation plan assets	Level 1	38,238	31,151
		343,500	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	26,567	9,397
Long-term derivative financial instruments	Level 2	30,771	14,834
		57,338	24,231
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,964	198,177
Long-term investments	Level 2	42,202	30,689
		239,166	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	28,106	4,588
Long-term derivative financial instruments	Level 2	225	149,074
		28,331	153,662

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2015 and 2014.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2015	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations

$109,730 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Current liabilities Long-term liabilities	22,297 —	— 136,203
Cash flow hedges on future revenue

U.S.$9,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32,000 as at September 30, 2014)	Current liabilities	2,478	1,651
	Long-term liabilities	—	605

U.S.$42,296 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets	1,388	1,226
	Long-term assets	1,284	1,586
	Current liabilities	1,220	1,963
	Long-term liabilities	86	1,153

$151,916 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets	14,795	4,276
	Long-term assets	16,212	5,937
	Current liabilities	—	475
	Long-term liabilities	—	45

Kr77,100 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee kr142,600 as at September 30, 2014)	Current assets	1,279	1
	Long-term assets	879	—
	Current liabilities	—	16
	Long-term liabilities	—	32

€7,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)	Current liabilities	441	—

£25,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)	Current assets	59	—
	Long-term assets	12	—
	Current liabilities	47	—
	Long-term liabilities	139	—

€84,000 foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets	9,044	3,894
	Long-term assets	8,254	7,311

€5,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities	339	483
	Long-term liabilities	—	183

€7,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)	Current assets	2	—
	Current liabilities	198	—

Cash flow hedges on unsecured committed term loan credit facility
$109,730 interest rate swaps floating-to-fixed ($484,400 as at September 30, 2014)	Current liabilities	1,086	—
	Long-term liabilities	—	943

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S. $250,000 as at September 30, 2014)	Long-term assets	4,130	—
	Long-term liabilities	—	9,910

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

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

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.

As at September 30, 2015, there were no changes in valuation techniques.

The Company expects that approximately $21,316,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2015 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2015, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk on the unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount. During the year ended September 30, 2015, the Company settled the interest rate swaps floating-to-fixed with a notional amount of $265,400,000 following the repayment of the unsecured committed term loan credit facility.

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

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivative financial instruments. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar, euro, Swedish krona and British pound revenues.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed term loan credit facility, Senior U.S. and euro unsecured notes.

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. During the year ended September 30, 2015, the Company settled floating-to-floating cross-currency swaps with a notional amount of $859,070,000 ($184,900,000 for the year ended September 30, 2014) for a net amount of $121,615,000 ($28,924,000 for the year ended September 30, 2014). The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

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

The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2015				2014
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
Increase (decrease) in net earnings	12	(2,095)	(6,014)	(3,645)	(402)	(1,178)	7,787	(73)

Decrease in other comprehensive income	(1,223)	(170,039)	(41,048)	(6,149)	(2,171)	(149,474)	(143,468)	—

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

As at September 30, 2015	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,113,636	1,113,636	1,113,636	—	—	—

Accrued compensation	571,883	571,883	571,883	—	—	—

Senior U.S. & euro unsecured notes	1,765,180	2,196,917	70,053	181,860	618,368	1,326,636

Unsecured committed term loan credit facility	129,222	131,161	131,161	—	—	—

Obligations other than finance leases	152,078	159,839	63,901	43,991	51,552	395

Obligations under finance leases	57,170	59,615	32,719	14,492	10,535	1,869

Other long-term debt	23,437	23,711	10,335	3,916	4,079	5,381

Clients’ funds obligations	492,965	492,965	492,965	—	—	—

Derivative financial liabilities (assets)

Cash flow hedges on future revenue	(48,260)

Outflow		5,094	4,840	254	—	—

(Inflow)		(57,516)	(27,374)	(19,461)	(10,681)	—

Cross-currency swaps	22,297

Outflow		134,049	134,049	—	—	—

(Inflow)		(112,276)	(112,276)	—	—	—

Interest rate swaps	(3,044)

Outflow		631,605	232,764	11,612	34,836	352,393

(Inflow)		(663,713)	(236,804)	(16,715)	(50,146)	(360,048)
	4,276,564	4,686,970	2,481,852	219,949	658,543	1,326,626

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

Derivative financial liabilities (assets)

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

As at September 30, 2015, the Company held cash and cash equivalents and long-term investments of $347,464,000 ($566,404,000 as at September 30, 2014). The Company also had available $1,456,776,000 in unsecured committed revolving credit facility ($1,463,280,000 as at September 30, 2014). The funds held for clients of $496,397,000 ($295,754,000 as at September 30, 2014) fully covered the clients’ funds obligations. As at September 30, 2015, accounts receivable amounted to $1,097,863,000 ($1,036,068,000 as at September 30, 2014). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

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

The following table sets forth details of the age of accounts receivable that are past due:

	2015	2014
	$	$
Not past due	737,332	716,435
Past due 1-30 days	84,425	86,796
Past due 31-60 days	28,825	29,133
Past due 61-90 days	13,046	15,012
Past due more than 90 days	30,741	30,982
	894,369	878,358
Allowance for doubtful accounts	(5,177)	(4,892)
	889,192	873,466

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

FISCAL 2015 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2015 and 2014

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

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2015, total managed capital was $8,556,720,000 ($8,234,832,000 as at September 30, 2014). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents (Note 4), long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization, integration-related costs and restructuring costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

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

FISCAL 2015 RESULTS

Management’s Discussion and Analysis

November 11, 2015

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

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2015 and 2014. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

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

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding integration-related costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the yearly and current quarter’s adjusted EBIT to its closest IFRS measure can be found on pages 21 and 38.

•

Net earnings prior to specific items (non-GAAP) – is a measure of net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period. A reconciliation of the yearly and current quarter’s net earnings prior to specific items to its closest IFRS measure can be found on pages 23 and 39.

•

Basic and diluted earnings per share prior to specific items (non-GAAP) – is defined as the net earnings excluding integration-related costs, restructuring costs, resolution of acquisition-related provisions[1] and tax adjustments on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The yearly and current quarter’s basic and diluted earnings per share reported in accordance with IFRS can be found on pages 22 and 38 while the yearly and current quarter’s basic and diluted earnings per share prior to specific items can be found on pages 23 and 39.

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

•

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

[1]

Resolution of acquisition-related provisions came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica plc (“Logica”) acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

FISCAL 2015 RESULTS

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

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

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

•

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

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

Change in reporting segments

During our fourth quarter, we refined our management reporting and structure to better align to our client proximity model. As a result, the Company is now managed through the following seven segments, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). This MD&A reflects the current segmentation and therefore, is representing the transfer of our South Europe and Brazil operations from Nordics to ECS. Prior year segmented results have been revised. Please refer to sections 3.4 and 3.6 of the present document and to note 28 and note 12 of our audited consolidated financial statements for additional information on our segments and on the impact of the change in reporting segments on goodwill allocation.

Management’s Discussion and Analysis

MD&A Objectives and Contents

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7
2. Highlights and Key Performance Measures	A summary of key achievements during the year, the past three years’ key performance measures, CGI’s share performance and other highlighted events.
	2.1. Fiscal 2015 Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Restructuring Program	12
3. Financial Review

A discussion of year-over-year changes to operating results between the years ended September 30, 2015 and 2014, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, services type, segment and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	13
	3.2. Foreign Exchange	14
	3.3. Revenue Distribution	15
	3.4. Revenue Variation and Revenue by Segment	16
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings before Income Taxes	21
	3.8. Net Earnings and Earnings Per Share (“EPS”)	22

FISCAL 2015 RESULTS

Section	Contents	Pages
4. Liquidity

This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (DSO) and capital structure (ROE, net debt to capitalization, and ROIC) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	24
	4.2. Capital Resources	27
	4.3. Contractual Obligations	28
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	30
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	31
5. Fourth Quarter Results

A discussion of year-over-year changes to operating results between the three months ended September 30, 2015 and 2014, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating activities.

	5.1. Foreign Exchange	32
	5.2. Revenue Variation and Revenue by Segment	33
	5.3. Adjusted EBIT by Segment	36
	5.4. Net Earnings and Earnings Per Share	38
	5.5. Consolidated Statements of Cash Flows	40
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	42
7. Changes in Accounting Policies	A summary of the future accounting standard changes.	44
8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	45
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	48
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	49
	10.2. Legal Proceedings	56

Management’s Discussion and Analysis

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is among the largest independent information technology (“IT”) and business process services (“BPS”) firms in the world with approximately 65,000 employees worldwide, referred to as members. The Company operates through our client-proximity business model to work closely with clients at the local level, providing deep industry and technology expertise and high responsiveness. This is complemented through CGI’s global delivery network, which offers the advantages of best-fit expertise and resources.

Our services can be categorized as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI customizes particular technologies and applications to create responsive technology systems that answer clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI. In return, significant efficiency improvements and cost savings are delivered. Service and delivery options includes onsite, onshore, near-shore and/or offshore centers - each offering an unique value equation and proposition for clients. Typical services provided as part of an end-to-end engagement can include: application development, maintenance and integration; technology infrastructure management and transaction and business processing such as collections or payroll functions. At any time, these clients can leverage the global footprint and experience CGI offers, - cloud services, or managed security services or data analytics. Outsourcing contracts are typically long-term, having a duration of five to ten years.

CGI offers clients deep domain expertise across a set of vertical markets in which we have extensive networks of subject matter experts working to support local client relationships worldwide. This allows us to continuously learn and adapt to our clients’ business realities while providing the knowledge and solutions needed to advance their business goals. These vertical markets or targeted industries account for 90% of global IT spend and include: government, financial services, manufacturing, retail and consumer services, utilities, communications, health, oil & gas, transportation and post & logistics. While these represent our go to market industry list, for the purposes of financial reporting they are grouped into the following - financial services, government, health, telecommunications & utilities and manufacturing, retail & distribution (“MRD”).

CGI offers more than 150 mission-critical, IP-based solutions and frameworks for all of the industries we serve and to support clients’ cross-industry functions. These CGI-developed solutions include software applications, reusable frameworks and delivery methods. Examples include solutions in the areas of ERP, energy and workforce management, credit and debt collections, tax management, claims auditing and fraud detection.

We take great pride in delivering high-quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs.

FISCAL 2015 RESULTS

1.2. VISION AND STRATEGY

At CGI, we have a vision of being a global world-class IT and BPS leader, that helps its clients succeed. This business vision begins with our dream, which is “to create an environment in which we enjoy working together and, as owners, contribute to building a Company we can be proud of.” To realize this dream we developed our Build and Buy strategy, comprised of four pillars that combine profitable organic growth (“Build”) and accretive acquisitions (“Buy”).

The first two pillars of our strategy relates to profitable organic growth. The first pillar focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our IP-based services and solutions offerings. Today, CGI can leverage a global distribution channel for IP-based services and solutions offerings, further enhancing client proximity and quality of revenue.

The fourth pillar involves the pursuit of transformational acquisitions further expanding our geographic presence and critical mass. This approach further enables us to compete for large outsourcing contracts and deepen our client relationships. CGI continues to be a consolidator in the IT services industry.

Since 1976, CGI’s members, by working together toward the same dream and vision, have built a company with deep industry knowledge, complemented by more than 150 innovative IP-based services and solutions, and a critical mass in key geographies. Remaining true to our values, mission and dream, CGI adapts to best respond changes in the IT markets, while maintaining a high level of satisfaction among its three stakeholders: members, shareholders, and clients. Today, with a presence in some 40 countries and more than $10 billion in revenues, our aspiration is to double our size over a 5 to 7 year period.

1.3. COMPETITIVE ENVIRONMENT

As a global provider of end-to-end IT and BPS, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of players, from niche companies providing specialized services and software to global end-to-end IT service providers, as well as large consulting firms and government suppliers, all of whom are competing to deliver some or all of the services we provide.

There are many factors involved in winning and retaining IT and BPS contracts, including the following: vertical market expertise; track record of delivering on time and within budget; total cost of services; investment in business solutions; local presence; global delivery capabilities; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining global IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available to our clients.

CGI has long standing, focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to influence the evolution of the industries in which our clients operate.

Our business model is rooted in client proximity and has proved to be scalable with the addition of onshore, near-shore and off-shore delivery centers. We deliver value to our client through the following principles:

•

Local accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI team speaks our clients’ language, understands their business environment, and collaborates to meet their goals and advance their business.

Management’s Discussion and Analysis

•

Committed experts: CGI’s professionals have extensive industry, business and technology expertise to help our clients succeed. In addition, a majority of our professionals are company owners, providing an added level of commitment to the success of our clients.

•	Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have access to the best-fit capabilities and resources to meet their needs 24/7.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments provides for a consistent track record of on time and within budget project delivery.

•

Tangible innovation: Our full-offering strategy is complemented by a broad portfolio of services and solutions that enable clients to optimize business operations, better serve customers and drive growth. In close collaboration with clients and partners, we apply cross-industry insights that maximize current investments while taking advantage of new technologies and ideas.

CGI’s business operations are aligned through the CGI Management Foundation, which encompasse governance policies and sophisticated management frameworks that reflect our collective experience and have been developed to make our actions as efficient as possible. This efficiency must first and foremost respect a number of principles, which are themselves integrated into the Management Foundation including: the dream, the vision, the mission and the values of the Company; the equilibrium between the interests of our clients, members and shareholders; the balance between the need to assure cohesiveness and rigor in the management of the Company and the commitment to promote autonomy, initiative and entrepreneurship.

CGI has operated under the same fundamental beliefs and quality-focused business model for 40 years. We believe our consistent ability to execute this model will continue to create value for all of our stakeholders. We remain fully committed to these fundamentals that can be summarized as: strong client relationships built upon a local accountable approach, committed experts, comprehensive quality processes and tangible innovation; proven Build and Buy growth strategy that provides a balanced mix of organic growth and acquisitions; competitive global delivery model that combines on-site responsiveness with the value of remote delivery; employee ownership with the vast majority owning stock, making CGI’s commitment to achieving client success a common goal and; solid profitability, cash flow and backlog demonstrating our focus on running a sound and stable business for the long term.

FISCAL 2015 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2015 HIGHLIGHTS

Key performance figures for the period include:

•	Revenue of $10,287.1 million;

•	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;

•	Backlog of $20.7 billion, up $2.5 billion;

•	Adjusted EBIT of $1,457.3 million, up $100.4 million;

•	Adjusted EBIT margin of 14.2%, up 130 basis points;

•	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;

•	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;

•	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;

•	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;

•	Return on invested capital of 14.5%;

•	Return on equity of 17.7%; and

•	Net debt of $1,779.6 million, down $333.7 million.

[1]	Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

Management’s Discussion and Analysis

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2015	2014	2013	Change 2015 / 2014	Change 2014 / 2013
In millions of CAD unless otherwise noted
Growth
Backlog	20,711	18,237	18,677	2,474	(440)

Bookings	11,640	10,169	10,310	1,471	(141)

Book-to-bill ratio	113.2%	96.8%	102.2%	16.4%	(5.4%)

Revenue	10,287.1	10,499.7	10,084.6	(212.6)	415.1

Year-over-year growth	(2.0%)	4.1%	111.3%	(6.1%)	(107.2%)

Constant currency growth [1]	(4.0%)	(2.9%)	110.1%	(1.1%)	(113.0%)
Profitability
Adjusted EBIT [2]	1,457.3	1,356.9	1,075.6	100.4	281.3

Adjusted EBIT margin	14.2%	12.9%	10.7%	1.3%	2.2%

Net earnings prior to specific items [3]	1,005.1	893.5	727.7	111.6	165.8

Net earnings margin prior to specific items [3]	9.8%	8.5%	7.2%	1.3%	1.3%

Diluted EPS prior to specific items [3] (in dollars)	3.13	2.80	2.30	0.33	0.50

Net earnings	977.6	859.4	455.8	118.2	403.6

Net earnings margin	9.5%	8.2%	4.5%	1.3%	3.7%

Diluted EPS (in dollars)	3.04	2.69	1.44	0.35	1.25
Liquidity
Cash provided by operating activities	1,289.3	1,174.8	671.3	114.5	503.5

As a % of revenue	12.5%	11.2%	6.7%	1.3%	4.5%

Days sales outstanding [4]	44	43	49	1	(6)
Capital structure
Net debt [5]	1,779.6	2,113.3	2,739.9	(333.7)	(626.6)

Net debt to capitalization ratio [6]	21.7%	27.6%	39.6%	(5.9%)	(12.0%)

Return on equity [7]	17.7%	18.8%	12.3%	(1.1%)	6.5%

Return on invested capital [8]	14.5%	14.5%	11.8%	—	2.7%
Balance sheet
Cash and cash equivalents, and short-term investments	305.3	535.7	106.2	(230.4)	429.5

Total assets	11,787.3	11,234.1	10,879.3	553.2	354.8

Long-term financial liabilities [9]	1,896.4	2,748.4	2,489.5	(852.0)	258.9

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details.

[2]	Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 21.

[3]

Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23.

[4]	DSO is a measure which is discussed on page 30.

[5]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 30.

[6]	The net debt to capitalization ratio is a measure which is discussed on page 30.

[7]	ROE is a measure which is discussed on page 30.

[8]	ROIC is a measure which is discussed on page 30.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

FISCAL 2015 RESULTS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2015 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	37.65

High:	57.69

Low:	36.35

Close:	48.35

CDN average daily trading volumes[1]:	1,197,371

NYSE	(USD)

Open:	33.74

High:	46.30

Low:	31.99

Close:	36.21

NYSE average daily trading volumes:	250,690

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

Management’s Discussion and Analysis

2.3.2. Share Repurchase Program

On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2015 and ending on the earlier of February 10, 2016, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2015, CGI repurchased 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the current NCIB. This includes a total of 6,350,735 Class A subordinate voting shares acquired for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. As at September 30, 2015, the Company may purchase up to 12,126,472 million shares under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 6, 2015:

Capital Stock and Options Outstanding	As at November 6, 2015

Class A subordinate voting shares	275,660,077

Class B multiple voting shares	33,272,767

Options to purchase Class A subordinate voting shares	20,281,560

2.4 RESTRUCTURING PROGRAM

On July 28, 2015, the Company announced it will take approximately $60.0 million pre-tax charge during Q4 2015 and Q1 2016 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. A total amount of $35.9 million was expensed during Q4 2015 and the remaining amount will be expensed in Q1 2016.

FISCAL 2015 RESULTS

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $11.6 billion representing a book-to-bill ratio of 113.2%. The breakdown of the new bookings signed during the year is as follows:

Contract Type

A.	Extensions and renewals	64%

B.	New business	36%

Service Type

A.	Systems integration and consulting	40%

B.	Management of IT and business functions (outsourcing)	60%

Segment

A.	Canada	29%
B.	U.S.	21%
C.	Nordics	14%
D.	France	11%
E.	U.K.	14%
F.	ECS	10%
G.	Asia Pacific	1%

Vertical Market

A.	Government	28%
B.	Telecommunications & utilities	27%
C.	Financial services	20%
D.	MRD	18%
E.	Health	7%

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

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2015	Book-to-bill ratio for the year ended September 30, 2015
Total CGI	11,640,275	113.2%

U.S.	2,462,911	84.7%
Nordics	1,664,422	98.0%
Canada	3,330,490	205.8%
France	1,311,002	101.2%
U.K.	1,600,090	111.2%
ECS	1,171,227	99.4%
Asia Pacific	100,133	67.1%

Management’s Discussion and Analysis

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2015	2014	Change

U.S. dollar	1.3399	1.1209	19.5%

Euro	1.4958	1.4156	5.7%

Indian rupee	0.0205	0.0181	13.3%

British pound	2.0252	1.8182	11.4%

Swedish krona	0.1596	0.1554	2.7%

Australian dollar	0.9405	0.9791	(3.9%)

Average foreign exchange rates

For the years ended September 30,	2015	2014	Change

U.S. dollar	1.2294	1.0833	13.5%

Euro	1.4081	1.4700	(4.2%)

Indian rupee	0.0195	0.0178	9.6%

British pound	1.8983	1.7953	5.7%

Swedish krona	0.1506	0.1635	(7.9%)

Australian dollar	0.9634	0.9971	(3.4%)

FISCAL 2015 RESULTS

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography				Vertical Market

A.	Management of IT and business			A.	U.S.	29%	A.	Government	34%
	functions (outsourcing)		54%	B.	Canada	15%	B.	MRD	23%
	1. IT services	44%		C.	U.K.	14%	C.	Financial services	20%
	2. Business process services	10%		D.	France	12%	D.	Telecommunications & utilities	15%
				E.	Sweden	8%	E.	Health	8%
B.	Systems integration and consulting		46%	F.	Finland	6%
				G.	Rest of the world	16%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2015 as compared to 13.4% in fiscal 2014.

Management’s Discussion and Analysis

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are based on our geographic delivery model: U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2015 and fiscal 2014. The fiscal 2014 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,287,096	10,499,692	(212,596)	(2.0%	)
Variation prior to foreign currency impact	(4.0% )

Foreign currency impact	2.0%
Variation over previous period	(2.0% )

U.S.

Revenue prior to foreign currency impact	2,478,402	2,664,876	(186,474)	(7.0%	)

Foreign currency impact	334,725
U.S. revenue	2,813,127	2,664,876	148,251	5.6%

Nordics

Revenue prior to foreign currency impact	1,752,958	1,826,091	(73,133)	(4.0%	)

Foreign currency impact	(113,973)
Nordics revenue	1,638,985	1,826,091	(187,106)	(10.2%	)

Canada

Revenue prior to foreign currency impact	1,532,203	1,638,320	(106,117)	(6.5%	)

Foreign currency impact	1,516
Canada revenue	1,533,719	1,638,320	(104,601)	(6.4%	)

France

Revenue prior to foreign currency impact	1,339,947	1,333,792	6,155	0.5%

Foreign currency impact	(56,560)
France revenue	1,283,387	1,333,792	(50,405)	(3.8%	)

U.K.

Revenue prior to foreign currency impact	1,259,960	1,283,847	(23,887)	(1.9%	)

Foreign currency impact	71,327
U.K. revenue	1,331,287	1,283,847	47,440	3.7%

ECS

Revenue prior to foreign currency impact	1,267,220	1,327,682	(60,462)	(4.6%	)

Foreign currency impact	(55,992)
ECS revenue	1,211,228	1,327,682	(116,454)	(8.8%	)

Asia Pacific

Revenue prior to foreign currency impact	444,694	425,084	19,610	4.6%

Foreign currency impact	30,669
Asia Pacific revenue	475,363	425,084	50,279	11.8%

FISCAL 2015 RESULTS

We ended fiscal 2015 with revenue of $10,287.1 million, a decrease of $212.6 million or 2.0% over fiscal 2014. On a constant currency basis, revenue decreased by $424.3 million or 4.0%, as foreign currency rate fluctuations favorably impacted our revenue by $211.7 million or 2.0%. The change in revenue was due to the expiration of certain contracts in infrastructure services mainly in Canada and to the completion in 2014 of the Patient Protection and Affordable Care Act (“ACA”) projects in our U.S. segment.

3.4.1. U.S.

Revenue in our U.S. segment was $2,813.1 million in fiscal 2015, an increase of $148.3 million or 5.6% over fiscal 2014. On a constant currency basis, revenue decreased by $186.5 million or 7.0%. The change in revenue was mostly driven by the procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by growth mainly in our commercial sector with a growing proportion of IP-based services and solutions revenue in the financial services vertical market.

For the current year, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of revenue.

3.4.2. Nordics

Revenue in our Nordics segment was $1,639.0 million in fiscal 2015, a decrease of $187.1 million or 10.2% over fiscal 2014. On a constant currency basis, revenue decreased by $73.1 million or 4.0%. The decrease in revenue was due to lower work volume in Sweden and Denmark as well as the increased use of our delivery centers in Asia Pacific.

For the current year, Nordic’s top two vertical markets were MRD and government, which together accounted for approximately 66% of revenue.

3.4.3. Canada

Revenue in our Canada segment was 1,533.7 million in fiscal 2015, a decrease of $104.6 million or 6.4% over fiscal 2014. The revenue decrease was mainly due to lower work volume and the expiration of certain infrastructure contracts.

For the current year, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 58% of revenue.

3.4.4. France

Revenue in our France segment was $1,283.4 million in fiscal 2015, a decrease of $50.4 million or 3.8% over fiscal 2014. On a constant currency basis, revenue increased by $6.2 million or 0.5%, mainly as a result of higher consulting revenue within the government vertical market.

For the current year, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue.

3.4.5. U.K.

For the fiscal year ended September 30, 2015, revenue in our U.K. segment was $1,331.3 million, an increase of $47.4 million or 3.7% over the fiscal 2014. On a constant currency basis, revenue decreased by $23.9 million or 1.9%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and government as well as additional change orders on certain large contracts.

For the current year, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 68% of revenue.

Management’s Discussion and Analysis

3.4.6. ECS

Revenue in our ECS segment was $1,211.2 million in fiscal 2015, a decrease of $116.5 million or 8.8% over fiscal 2014. On a constant currency basis, revenue decreased by $60.5 million or 4.6%. The decrease in revenue was due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and in Latin America with the exception of Brazil.

For the current year, ECS’s top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 57% of revenue.

3.4.7. Asia Pacific

Revenue in our Asia Pacific segment was $475.4 million in fiscal 2015, an increase of $50.3 million or 11.8% over fiscal 2014. On a constant currency basis, revenue increased by $19.6 million or 4.6%. The change in revenue was due to the increased use of our delivery centers across the segments as our clients continue taking advantage of our global delivery network.

For the current year, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 79% of revenue.

3.5. OPERATING EXPENSES

For the years ended September 30,	% of		% of		Change
	2015	Revenue	2014	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	8,819,055	85.7%	9,129,791	87.0%	(310,736)	(3.4%)

Foreign exchange loss	10,733	0.1%	13,042	0.1%	(2,309)	(17.7%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2015, costs of services, selling and administrative expenses amounted to $8,819.1 million, a decrease of $310.7 million or 3.4% over the same period of fiscal 2014. As a percentage of revenue, cost of services, selling and administrative expenses improved from 87.0% to 85.7%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects. Our selling and administrative expenses as a percentage of revenue also improved as a result of the ongoing realization of the business synergies and the implementation of CGI’s Management Foundation from the integration of Logica. More information on the integration can be found on page 21.

During the year ended September 30, 2015, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavorably impacted costs by $173.2 million, substantially offsetting the favourable translation impact of $211.7 million on our revenue.

3.5.2. Foreign Exchange Loss

The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. During fiscal year 2015, CGI incurred $10.7 million of foreign exchange loss mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates.

FISCAL 2015 RESULTS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	454,325	303,515	150,810	49.7%
As a percentage of U.S. revenue	16.2%	11.4%

Nordics	153,841	164,721	(10,880)	(6.6%)
As a percentage of Nordics revenue	9.4%	9.0%

Canada	343,692	361,136	(17,444)	(4.8%)
As a percentage of Canada revenue	22.4%	22.0%

France	146,615	155,695	(9,080)	(5.8%)
As a percentage of France revenue	11.4%	11.7%

U.K.	163,603	164,977	(1,374)	(0.8%)
As a percentage of U.K. revenue	12.3%	12.9%

ECS	118,141	138,656	(20,515)	(14.8%)
As a percentage of ECS revenue	9.8%	10.4%

Asia Pacific	77,091	68,159	8,932	13.1%
As a percentage of Asia Pacific revenue	16.2%	16.0%
Adjusted EBIT	1,457,308	1,356,859	100,449	7.4%
Adjusted EBIT margin	14.2%	12.9%

For the year ended September 30, 2015, adjusted EBIT was $1,457.3 million, an increase of $100.4 million or 7.4% from the year ended September 30, 2014. When excluding $76.3 million of non-recurring benefits during fiscal 2014, mainly from benefits related to the resolution of acquisition-related provisions, adjusted EBIT increased by $176.7 million. When excluding the same non-recurring items of 2014, adjusted EBIT margin increased to 14.2% from 12.2% over the same period last year. The favorable variance was primarily due to the completion of ACA related projects which required additional resources and expenses in fiscal 2014 and productivity improvements across Europe and Asia Pacific.

3.6.1. U.S.

For the year ended September 30, 2015, adjusted EBIT in the U.S. segment was $454.3 million, an increase of $150.8 million compared to fiscal 2014, while the margin increased to 16.2% from 11.4%. The improved profitability is mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects and the increase in volume from existing and new business mainly in financial services with an improved mix of IP-based services and solutions revenue.

3.6.2. Nordics

For the year ended September 30, 2015, adjusted EBIT in the Nordics segment was $153.8 million, as compared to $164.7 million for fiscal 2014. When excluding the $8.5 million curtailment gain on a pension plan obligation and $11.7 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT increased by $9.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin was 9.4%, an improvement from 7.9%. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.

Management’s Discussion and Analysis

3.6.3. Canada

For the year ended September 30, 2015, adjusted EBIT in the Canada segment was $343.7 million, a decrease of $17.4 million compared to fiscal 2014 which mainly resulted from the factors identified in the revenue section. Despite the revenue decrease, the Canada segment maintained a strong and stable adjusted EBIT margin through its proactive management of its cost base.

3.6.4. France

For the year ended September 30, 2015, adjusted EBIT in the France segment was $146.6 million, as compared to $155.7 million for fiscal 2014. When excluding the $20.4 million of non-recurring benefits related to the resolution of acquisition-related provisions and the renegotiation of a low margin contract in 2014, adjusted EBIT increased by $11.3 million. When excluding the non-recurring benefits in 2014, adjusted EBIT margin increased to 11.4%, from 10.1%. This increase in both adjusted EBIT and margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and improved year-over-year utilization rates.

3.6.5. U.K.

For the year ended September 30, 2015, adjusted EBIT in the U.K. segment was $163.6 million, as compared to $165.0 million for fiscal 2014. When excluding the $17.1 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases and settlement of tax credits during fiscal 2014, adjusted EBIT increased by $15.7 million and adjusted EBIT margin increased to 12.3% from 11.5%. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts as well as ongoing productivity improvements.

3.6.6. ECS

For the year ended September 30, 2015, adjusted EBIT in the ECS segment was $118.1 million, as compared to $138.7 million for fiscal 2014. When excluding the $17.6 million of non-recurring benefits related to the resolution of acquisition-related provisions in fiscal 2014, adjusted EBIT decreased by $2.9 million which resulted mainly from the factors identified in the revenue section. Adjusted EBIT margin increased to 9.8% from 9.1% when excluding the non-recurring benefits. The increased margin is mostly the result of productivity improvements and a better mix of profitable revenue.

3.6.7. Asia Pacific

For the year ended September 30, 2015, adjusted EBIT in the Asia Pacific segment was $77.1 million, an increase of $8.9 million, while the margin increased to 16.2% from 16.0% compared to fiscal 2014. This increase in adjusted EBIT margin for the year ended September 30, 2015 was mainly due to revenue growth and the implementation of additional productivity improvements in the global delivery centers.

FISCAL 2015 RESULTS

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended September 30,					Change
	2015	% of Revenue	2014	% of Revenue	$	%
In thousands of CAD except for percentages

Adjusted EBIT	1,457,308	14.2%	1,356,859	12.9%	100,449	7.4%

Minus the following items:

Integration-related costs	—	0.0%	127,341	1.2%	(127,341)	(100.0%)

Restructuring costs	35,903	0.3%	—	—	35,903	—

Net finance costs	92,857	0.9%	99,268	1.0%	(6,411)	(6.5%)
Earnings before income taxes	1,328,548	12.9%	1,130,250	10.8%	198,298	17.5%

3.7.1. Integration-Related Costs

For the year ended September 30, 2014, the Company incurred $127.3 million of integration-related costs pertained to the restructuring and transformation of Logica’s operations to the CGI operating model. In September 2014, we completed the integration of Logica at a total cost of $575.5 million to drive annual savings in excess of $400.0 million and enhanced EPS accretion. At the end of fiscal 2015, a balance of $32.2 million related to the integration remains to be disbursed. Further details are provided in section 4.1.1 of the present document.

3.7.2. Restructuring Costs

For the year ended September 30, 2015, the Company incurred $35.9 million of restructuring costs that pertained to the announced restructuring program for productivity improvement initiatives.

3.7.2. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2015 was mainly the result of long-term debt repayments.

Management’s Discussion and Analysis

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%

Income tax expense	350,992	270,807	80,185	29.6%

Effective tax rate	26.4%	24.0%

Net earnings	977,556	859,443	118,113	13.7%

Net earnings margin	9.5%	8.2%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share (in dollars)

Basic	3.14	2.78	0.36	12.9%

Diluted	3.04	2.69	0.35	13.0%

3.8.1. Income Tax Expense

For the year ended September 30, 2015, the income tax expense was $351.0 million, an increase of $80.2 million compared to $270.8 million over the same period last year, while our effective tax rate increased from 24.0% to 26.4%. When excluding the favorable tax adjustment of $11.9 million in fiscal 2014 that was mainly the result of the settlement of tax liabilities coming from the Logica acquisition, the income tax rate would have been 25.0% compared to 26.4% for the year ended September 30, 2015. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.

The table on page 23 shows the year-over-year comparison of the tax rate with the impact of all specific items removed.

On July 8, 2015, the United Kingdom Finance Bill which includes the reduction in the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020 was released and was substantially enacted on October 26, 2015. As a result, the Company will incur an additional income tax expense for an amount of approximately $6.0 million resulting from the re-evaluation of its deferred tax assets.

Based on the enacted rates at the end of fiscal 2015 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 26% to 28% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2015, CGI’s basic and diluted weighted average number of shares increased compared to fiscal 2014 due to the effect of issuance and exercise of stock options partly offset by the impact of the repurchase of Class A subordinate voting shares.

FISCAL 2015 RESULTS

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items

Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

			Change
For the years ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,328,548	1,130,250	198,298	17.5%

Add back:

Integration-related costs	—	127,341	(127,341)	(100.0%)

Restructuring costs	35,903	—	35,903	—

Remove:

Resolution of acquisition-related provisions [1]	—	62,075	(62,075)	(100.0%)

Earnings before income taxes prior to specific items	1,364,451	1,195,516	168,935	14.1%

Margin	13.3%	11.4%

Income tax expense	350,992	270,807	80,185	29.6%

Add back:

Tax adjustments	—	11,900	(11,900)	(100.0%)

Tax deduction on integration-related costs	—	29,430	(29,430)	(100.0%)

Tax deduction on restructuring costs	8,352	—	8,352	—

Remove:

Income taxes on the resolution of acquisition-related provisions	—	10,097	(10,097)	(100.0%)

Income tax expense prior to specific items	359,344	302,040	57,304	19.0%

Effective tax rate prior to specific items	26.3%	25.3%

Net earnings prior to specific items	1,005,107	893,476	111,631	12.5%

Net earnings margin	9.8%	8.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	311,477,555	308,743,126		0.9%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	321,422,444	318,927,737		0.8%

Earnings per share prior to specific items (in dollars)

Basic	3.23	2.89	0.34	11.8%

Diluted	3.13	2.80	0.33	11.8%

[1]

These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

Management’s Discussion and Analysis

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

As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2015 and 2014.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Cash provided by operating activities	1,289,310	1,174,835	114,475

Cash used in investing activities	(257,127)	(321,153)	64,026

Cash used in financing activities	(1,303,663)	(414,064)	(889,599)

Effect of foreign exchange rate changes on cash and cash equivalents	41,027	(10,102)	51,129
Net (decrease) increase in cash and cash equivalents	(230,453)	429,516	(659,969)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2015, cash provided by operating activities was $1,289.3 million or 12.5% of revenue as compared to 1,174.8 million, or 11.2% of revenue from the prior year. This increase was mainly due to ongoing improvement to profitability in the amount of $118.1 million.

The following table provides a summary of the generation and use of cash from operating activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Net earnings	977,556	859,443	118,113

Amortization and depreciation	424,044	444,232	(20,188)

Other adjustments [1]	89,451	103,827	(14,376)

Cash flow from operating activities before net change in non-cash working capital items	1,491,051	1,407,502	83,549

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(25,517)	209,189	(234,706)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(204,169)	(463,685)	259,516

Other [2]	27,945	21,829	6,116

Net change in non-cash working capital items	(201,741)	(232,667)	30,926
Cash provided by operating activities	1,289,310	1,174,835	114,475

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2015, the net $201.7 million of cash used in non-cash working capital items was mostly due to the net utilization of provisions for estimated losses on revenue generating contracts and integration related payments. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2015 RESULTS

The following table provides a summary of the movements in the integration-related provision.

For the years ended September 30,	2015	2014
In millions of CAD

Integration-related provision at the beginning of the year	105.6	135.8

Integration-related expenses	—	127.3

Integration-related payments	(74.3)	(158.0)

Net impact on non-cash working capital	(74.3)	(30.7)

Plus: FX impact [1]	0.9	0.5

Integration-related provision at the end of the year	32.2	105.6

[1]	The foreign currency translation was recorded in other comprehensive income.

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2015, $257.1 million were used in investing activities while $321.2 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from investing activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Proceeds from sale of capital assets	15,255	13,673	1,582

Purchase of property, plant and equipment	(122,492)	(181,471)	58,979

Additions to contract costs	(78,815)	(73,900)	(4,915)

Additions to intangible assets	(71,357)	(77,726)	6,369

Net change in short-term investments and net purchase of long-term investments	(4,736)	(8,106)	3,370

Payments received from long-term receivables	5,018	6,377	(1,359)
Cash used in investing activities	(257,127)	(321,153)	64,026

The decrease of $64.0 million in cash used in investing activities was mainly due to the increased volume of finance loans for the purchase of assets and the decrease in computer equipment purchases due to certain long-term contracts that required one-time investment in fiscal 2014.

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2015, $1,303.7 million were used in financing activities while $414.1 million were used over the same period of last year. The following table provides a summary of the generation and use of cash from financing activities.

For the years ended September 30,	2015	2014	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	—	(283,049)	283,049

Net change in long-term debt	(901,566)	(25,343)	(876,223)

	(901,566)	(308,392)	(593,174)

Settlement of derivative financial instruments	(121,615)	(37,716)	(83,899)

Purchase of Class A subordinate voting shares held in trust	(11,099)	(23,016)	11,917

Resale of Class A subordinate voting shares held in trust	—	1,390	(1,390)

Repurchase of Class A subordinate voting shares	(323,069)	(111,468)	(211,601)

Issuance of Class A subordinate voting shares	53,686	65,138	(11,452)
Cash used in financing activities	(1,303,663)	(414,064)	(889,599)

Management’s Discussion and Analysis

For the year ended September 30, 2015, $901.6 million were used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made net repayments of $308.4 million on our long-term debt for the same period last year. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015.

For the year ended September 30, 2015, we used $323.1 million to repurchase 6,725,735 Class A subordinate voting shares under the current NCIB, while for the year ended September 30, 2014, $111.5 million was used to purchase 2,837,360 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect. For the year ended September 30, 2015, an amount of $11.1 million was used to purchase CGI shares in connection with the Company’s Performance Share Unit (“PSU Plan”), while for the comparable period of last year, a net amount of $21.6 million was used to purchase shares under the PSU Plan. More information concerning PSU Plan can be found in note 20 of the audited consolidated financial statements.

For the year ended September 30, 2015, we received $53.7 million in proceeds from the exercise of stock options, compared to $65.1 million during the year ended September 30, 2014.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2015, the effect of foreign exchange rate changes on cash and cash equivalents was $41.0 million. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

FISCAL 2015 RESULTS

4.2. CAPITAL RESOURCES

As at September 30, 2015	Total commitment	Available	Outstanding
In thousands of CAD

Cash and cash equivalents	—	305,262	—

Long-term investments	—	42,202	—

Unsecured committed revolving facility [a]	1,500,000	1,456,776	43,224

Total	1,500,000	1,804,240	43,224

a Consists of Letters of Credit for $43.2 million outstanding as at September 30, 2015.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2015, cash and cash equivalents and long-term marketable investments represented $347.5 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,804.2 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2015, CGI was in compliance with these covenants.

Total debt decreased by $552.6 million to $2,127.1 million as at September 30, 2015, compared to $2,679.7 million as at September 30, 2014. The variation was mainly due to the reimbursement of $879.7 million under the term loan credit facility2 partially offset by a foreign exchange translation impact of $296.4 million recorded in other comprehensive income.

As at September 30, 2015, CGI is showing a negative working capital1 of $142.3 million. The Company has also $1.5 billion available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.

On November 9, 2015, the credit facility was extended by one year to December 2019 under the same term and conditions and can be further extended annually.

As at September 30, 2015, the cash and cash equivalents held by foreign subsidiaries were $263,6 million ($356,1 million as at September 30, 2014). The tax implications and impact related to its repatriation will not affect the Company’s liquidity.

[1]	Working capital is defined as total current assets minus total current liabilities.

[2]	On October 1, 2015, the Company settled a floating-to-fixed interest rate swap with a notional amount of $109,270,000.

Management’s Discussion and Analysis

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2015, the Company decreased its commitments by $863.5 million mainly due to the reduction of the long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	2,066,722	199,618	257,469	398,098	1,211,537

Estimated interests on long-term debt	444,908	75,833	137,504	110,697	120,874

Finance lease obligations	57,170	31,451	19,870	4,027	1,822

Estimated interests on finance lease obligations	2,445	1,268	915	215	47

Operating leases

Rental of office space	1,061,178	261,226	416,397	238,441	145,114

Computer equipment	7,767	5,177	2,578	12	—

Automobiles	104,444	39,303	51,102	12,383	1,656

Long-term service agreements and other	170,475	86,629	73,171	10,675	—

Total contractual obligations	3,915,109	700,505	959,006	774,548	1,481,050

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.5 million for fiscal 2016 as described in note 17 of the consolidated financial statements.

FISCAL 2015 RESULTS

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

The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge its cash flows.

We have the following outstanding derivative financial instruments:

Hedges on net investments in foreign operations

— $109.7 million cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968.8 million as at September 30, 2014)

Cash flow hedges on unsecured committed term loan credit facility

— $109.7 million interest rate swaps floating-to-fixed ($484.4 million as at September 30, 2014)

Cash flow hedges on future revenue

— U.S.$9.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $32.0 million as at September 30, 2014)

— U.S.$42.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S. $75.2 million as at September 30, 2014)

— $151.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94.6 million as at September 30, 2014)

— Kr77.1 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (Kr142.6 million as at September 30, 2014)

— €7.3 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€nil as at September 30, 2014)

— £25.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£nil as at September 30, 2014)

— €84.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€121.1 million as at September 30, 2014)

— €5.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15.0 million as at September 30, 2014)

— €7.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€nil as at September 30, 2014)

Fair value hedges on Senior U.S. unsecured notes

— U.S.$250.0 million interest rate swaps fixed-to-floating (U.S. $250.0 million as at September 30, 2014).

Management’s Discussion and Analysis

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2015	2014
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,779,623	2,113,299
Add back:
Cash and cash equivalents	305,262	535,715
Long-term investments	42,202	30,689
Long-term debt including the current portion	2,127,087	2,679,703

Net debt to capitalization ratio	21.7%	27.6%
Return on equity	17.7%	18.8%
Return on invested capital	14.5%	14.5%
Days sales outstanding	44	43

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 21.7% in 2015 from 27.6% in 2014 due to the improved cash generation allowing us to reduce our net debt by $333.7 million.

ROE is a measure of the return we are generating for our shareholders. ROE decreased from 18.8% in fiscal 2014 to 17.7% in fiscal 2015. The decrease was mostly the result of the net impact of translating foreign operations as reflected in other comprehensive income, as well as the impact of timing on the repurchase of Class A subordinate voting shares.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.5% as at September 30, 2015, and 2014.

DSO increased to 44 days at the end of fiscal 2015 from 43 days in fiscal 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure totaling $10.4 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2015, we had committed for a total of $52.7 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and

FISCAL 2015 RESULTS

the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2016.

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

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favorable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 48,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

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

Management’s Discussion and Analysis

5.	Fourth Quarter Results

5.1. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2015	2014	Change
U.S. dollar	1.3095	1.0894	20.2%

Euro	1.4565	1.4427	1.0%

Indian rupee	0.0202	0.0180	12.2%

British pound	2.0285	1.8175	11.6%

Swedish krona	0.1544	0.1568	(1.5%)

Australian dollar	0.9494	1.0070	(5.7%)

FISCAL 2015 RESULTS

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2015 and Q4 2014 periods. The Q4 2014 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,
	2015	2014	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,585,275	2,483,669	101,606	4.1%

Variation prior to foreign currency impact	(3.1%)

Foreign currency impact	7.2%
Variation over previous period	4.1%

U.S.

Revenue prior to foreign currency impact	625,319	655,095	(29,776)	(4.5%)

Foreign currency impact	126,912
U.S. revenue	752,231	655,095	97,136	14.8%

Nordics

Revenue prior to foreign currency impact	369,723	382,682	(12,959)	(3.4%)

Foreign currency impact	(1,614)
Nordics revenue	368,109	382,682	(14,573)	(3.8%)

Canada

Revenue prior to foreign currency impact	371,218	382,887	(11,669)	(3.0%)

Foreign currency impact	606
Canada revenue	371,824	382,887	(11,063)	(2.9%)

France

Revenue prior to foreign currency impact	310,327	311,999	(1,672)	(0.5%)

Foreign currency impact	3,907
France revenue	314,234	311,999	2,235	0.7%

U.K.

Revenue prior to foreign currency impact	318,004	321,682	(3,678)	(1.1%)

Foreign currency impact	37,091
U.K. revenue	355,095	321,682	33,413	10.4%

ECS

Revenue prior to foreign currency impact	294,194	318,275	(24,081)	(7.6%)

Foreign currency impact	1,527
ECS revenue	295,721	318,275	(22,554)	(7.1%)

Asia Pacific

Revenue prior to foreign currency impact	118,154	111,049	7,105	6.4%

Foreign currency impact	9,907
Asia Pacific revenue	128,061	111,049	17,012	15.3%

We ended the fourth quarter of fiscal 2015 with revenue of $2,585.3 million, an increase of $101.6 million or 4.1% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $76.7 million or 3.1%, as foreign currency rate fluctuations favourably impacted our revenue by $178.3 million or 7.2%.

Management’s Discussion and Analysis

5.2.1. U.S.

Revenue in our U.S. segment was $752.2 million in Q4 2015, an increase of $97.1 million or 14.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $29.8 million or 4.5%. The change in revenue was mostly driven by procurement delays in the Federal market and to the completion of ACA related projects in fiscal 2014. This was partly offset by a growing proportion of IP-based services and solutions revenue within the financial services vertical market.

For the current quarter, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of its revenue.

5.2.2. Nordics

Revenue from our Nordics segment was $368.1 million in Q4 2015, a decrease of $14.6 million or 3.8% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $13.0 million or 3.4%. The change in revenue is mainly due to lower work volume in Sweden and Denmark partly offset by new business in Finland.

For the current quarter, the Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 66% of its revenue.

5.2.3. Canada

Revenue in our Canada segment for Q4 2015 was $371.8 million, a decrease of $11.1 million or 2.9% compared to the same period of fiscal 2014. The revenue decrease was mainly due to a slowdown of government spending partly offset by new business in financial services.

For the current quarter, Canada’s top two vertical markets were financial services and telecommunication & utilities, which together accounted for approximately 60% of its revenue.

5.2.4. France

Revenue from our France segment was $314.2 million in Q4 2015 and remained stable compared to the same period of fiscal 2014, as higher consulting revenue within the government vertical market helped compensate the lower work volume from telecommunication & utilities.

For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of its revenue.

5.2.5. U.K.

Revenue from our U.K. segment was $355.1 million in Q4 2015, an increase of $33.4 million or 10.4% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $3.7 million or 1.1%. The decrease in revenue was mainly due to lower work volume with certain clients in the commercial sector primarily in MRD and financial services partly offset by new business in telecommunication & utilities and additional change orders on certain large contracts.

For the current quarter, U.K.’s top two vertical markets were government and telecommunication & utilities, which together accounted for approximately 68% of its revenue.

FISCAL 2015 RESULTS

5.2.6. ECS

Revenue from our ECS segment was $295.7 million in Q4 2015, a decrease of $22.6 million or 7.1% compared to the same period of fiscal 2014. On a constant currency basis, revenue decreased by $24.1 million or 7.6% due to lower work volume on existing contracts in the Netherlands and to a lesser extent, the planned wind down of activities in Switzerland and Latin America with the exception of Brazil.

For the current quarter, ECS’ top two vertical markets were MRD and telecommunication & utilities, which together accounted for approximately 58% of its revenue.

5.2.7. Asia Pacific

Revenue from our Asia Pacific segment was $128.1 million in Q4 2015, an increase of $17.0 million or 15.3% compared to the same period of fiscal 2014. On a constant currency basis, revenue increased by $7.1 million or 6.4%. The change in revenue was mainly due to the increased use of our delivery centers across the segments, as our clients continue taking advantage of our global delivery network. The increase was partly offset by the completion of projects in Australia.

For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% of its revenue.

Management’s Discussion and Analysis

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages
U.S.	117,313	97,575	19,738	20.2%

As a percentage of U.S. revenue	15.6%	14.9%

Nordics	30,176	24,829	5,347	21.5%

As a percentage of Nordics revenue	8.2%	6.5%

Canada	77,450	87,060	(9,610)	(11.0%)

As a percentage of Canada revenue	20.8%	22.7%

France	35,806	39,143	(3,337)	(8.5%)

As a percentage of France revenue	11.4%	12.5%

U.K.	62,406	60,665	1,741	2.9%

As a percentage of U.K. revenue	17.6%	18.9%

ECS	36,886	35,274	1,612	4.6%

As a percentage of ECS revenue	12.5%	11.1%

Asia Pacific	18,927	25,678	(6,751)	(26.3%)

As a percentage of Asia Pacific revenue	14.8%	23.1%
Adjusted EBIT	378,964	370,224	8,740	2.4%

Adjusted EBIT margin	14.7%	14.9%

Adjusted EBIT for the quarter was $379.0 million, an increase of $8.7 million or 2.4% from Q4 2014, while the margin remained stable. When excluding the $38.9 million of non-recurring benefits primarly related to the resolution of acquisition-related provisions in Q4 2014, adjusted EBIT increased by $47.6 million and the adjusted EBIT margin increased to 14.7% compared to 13.3%.

5.3.1. U.S.

Adjusted EBIT in the U.S. segment was $117.3 million for Q4 2015, an increase of $19.7 million year-over-year, while the margin increased to 15.6% from 14.9%. The increase in adjusted EBIT and margin was mainly the result of an improved mix of IP-based services and solutions revenue within the financial services vertical market partly offset by an impairment of a business solution of $5.3 million.

5.3.2. Nordics

Adjusted EBIT in the Nordics segment was $30.2 million for Q4 2015, a increase of $5.3 million year-over-year. Adjusted EBIT increased by $10.8 million when excluding $5.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 8.2% an improvement from 5.1% when excluding the non-recurring benefits of Q4 2014. The increase in adjusted EBIT and adjusted EBIT margin was mainly attributable to the realization of the cost synergies implemented as part of the integration of Logica and the increased use of offshoring to lower our cost base.

5.3.3. Canada

Adjusted EBIT in the Canada segment was $77.5 million for Q4 2015, a decrease of $9.6 million year-over-year, which mainly resulted from the revenue decrease identified in the revenue section while the margin was affected by the non-recurring impact of an onerous supplier contract in the amount of $3.6 million.

FISCAL 2015 RESULTS

5.3.4. France

Adjusted EBIT in the France segment was $35.8 million for Q4 2015, a decrease of $3.3 million year-over-year. Adjusted EBIT increased by $4.3 million when excluding $7.6 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014. Adjusted EBIT margin was 11.4% up from 10.1% when excluding the non-recurring benefits in Q4 2014. This increase in adjusted EBIT was primarily the result of improvements in productivity.

5.3.5. U.K.

Adjusted EBIT in the U.K. segment was $62.4 million for Q4 2015, an increase of $1.7 million year-over-year, while the margin decreased to 17.6% from 18.9%. When excluding $11.2 million of non-recurring benefits related to the resolution of acquisition-related provisions and the additional tax credits on salaries of $4.9 million during Q4 2014, adjusted EBIT increased by $16.1 million. Adjusted EBIT margin improved to 17.6% from 13.9% when excluding the non-recurring benefits of Q4 2014. This increase in adjusted EBIT and margin was mainly the result of additional change orders on certain large contracts that favorably impacted our profitability.

5.3.6. ECS

Adjusted EBIT in the ECS segment was $36.9 million for Q4 2015, an increase of $1.6 million year-over-year, while the margin increased to 12.5% from 11.1% . When excluding the $5.2 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT increased by $6.8 million while adjusted EBIT margin improved to 12.5% from 9.4%. This increase was mostly the result of a better mix of revenue and productivity improvements.

5.3.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $18.9 million for Q4 2015, a decrease of $6.8 million year-over-year, while the margin decreased to 14.8% from 23.1%. When excluding $4.5 million of non-recurring benefits related to the resolution of acquisition-related provisions during Q4 2014, adjusted EBIT decreased by $2.3 million. Adjusted EBIT margin decreased to 14.8% from 19.1% when excluding the non-recurring benefits of Q4 2014. This was mainly due to completion of projects in Australia as well as to a provision on a contract in Middle East in the amount of $2.4 million.

Management’s Discussion and Analysis

5.4. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Adjusted EBIT	378,964	370,224	8,740	2.4%

Minus the following items:

Integration-related costs	—	64,259	(64,259)	(100.0%)

Restructuring costs	35,903	—	35,903	100.0%

Net Finance costs	23,984	22,787	1,197	5.3%
Earnings before income taxes	319,077	283,178	35,899	12.7%
Income tax expense	86,188	69,470	16,718	24.1%

Effective tax rate	27.0%	24.5%		2.5%
Net earnings	232,889	213,708	19,181	9.0%

Margin	9.0%	8.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share (in dollars)

Basic EPS	0.75	0.69	0.06	8.7%

Diluted EPS	0.73	0.67	0.06	9.0%

For the current quarter, the $35.9 million increase in earnings before income taxes mainly came from the increase of $8.7 million in adjusted EBIT as described in section 5.3 of the present document as well as the favorable net impact of integration-related and restructuring costs in the amount of $28.4 million.

In Q4 2015, the income tax expense was $86.2 million, an increase of $16.7 million compared to $69.5 million in Q4 2014, while our effective income tax rate increased from 24.5% to 27.0%. The increase in income tax rate was mainly attributable to the increased profitability in our U.S. operations where the enacted tax rate is higher.

Net earnings were $232.9 million, an increase of $19.2 million compared to $213.7 million last year.

The table on page 39 shows the quarterly year-over-year comparison of the tax rate with the impact of integration-related costs, restructuring costs, and benefits related to the resolution of acquisition-related provisions removed.

During the quarter, 5,050,402 Class A subordinate voting shares were repurchased while 566,025 stock options were exercised.

FISCAL 2015 RESULTS

5.4.1. Net Earnings and Earnings per Share Prior to Specific Items

Below is a table showing the year-over-year comparison prior to specific items namely integration-related costs, restructuring costs, benefits related to the resolution of acquisition-related provisions and tax adjustments:

For the three months ended September 30,			Change
	2015	2014	$	%
In thousands of CAD except for percentages

Earnings before income taxes	319,077	283,178	35,899	12.7%

Add back:

Integration-related costs	—	64,259	(64,259)	(100.0%)

Restructuring costs	35,903	—	35,903	—

Remove:

Resolution of acquisition-related provisions [1]	—	33,991	(33,991)	(100.0%)
Earnings before income taxes prior to specific items	354,980	313,446	41,534	13.3%

Margin	13.7%	12.6%

Income tax expense	86,188	69,470	16,718	24.1%

Add back:

Tax deduction on integration-related costs	—	15,075	(15,075)	(100.0%)

Tax deduction on restructuring	8,352	—	8,352	100.0%

Remove:

Income taxes on the resolution of acquisition-related provisions	—	5,091	(5,091)	(100.0%)
Income tax expense prior to specific items	94,540	79,454	15,086	19.0%

Effective tax rate prior to specific items	26.6%	25.3%

Net earnings prior to specific items	260,440	233,992	26,448	11.3%

Net earnings margin	10.1%	9.4%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	309,337,317	310,320,352		(0.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	318,572,873	319,540,764		(0.3%)

Earnings per share prior to specific items (in dollars)

Basic EPS	0.84	0.75	0.09	12.0%

Diluted EPS	0.82	0.73	0.09	12.3%

[1]	The resolution of acquisition-related provisions is discussed on page 23.

Management’s Discussion and Analysis

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2015, cash and cash equivalents were $305.3 million. The following table provides a summary of the generation and use of cash for the quarters ended September 30, 2015 and 2014.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Cash provided by operating activities	451,310	412,000	39,310

Cash used in investing activities	(79,339)	(66,439)	(12,900)

Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)

Effect of foreign exchange rate changes on cash and cash equivalents	34,688	11,724	22,964
Net increase in cash and cash equivalents	40,567	404,423	(363,856)

5.5.1. Cash Provided by Operating Activities

For Q4 2015, cash provided by operating activities was $451.3 million compared to $412.0 million in Q4 2014, or 17.5% of revenue compared to 16.6% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Net earnings	232,889	213,708	19,181

Amortization and depreciation	107,565	107,877	(312)

Other adjustments [1]	18,247	37,156	(18,909)

Cash flow from operating activities before net change in non-cash working capital items	358,701	358,741	(40)

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	104,019	177,898	(73,879)

Accounts payable and accrued liabilities, accrued compensation, provisions and	(63,589)	(143,327)	79,738
long-term liabilities

Other [2]	52,179	18,688	33,491

Net change in non-cash working capital items	92,609	53,259	39,350

Cash provided by operating activities	451,310	412,000	39,310

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

The increase in cash from operating activities was mainly due to better working capital and the growth in net earnings as described in section 5.4 of the present document. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

For the three months ended September 30, 2015, the net $92.6 million of cash coming from non-cash working capital items was mostly due to :

•	Cash coming from accounts receivable, work in progress and deferred revenue of $104.0 million mainly due to a decrease of 2 days in our DSO from 46 days in Q3 2015 to 44 days in Q4 2015.

•	Cash used for accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities of $63.6 million was mostly due to the net utilization of estimated losses on revenue generating contracts and the reduction in vacation accruals. This was partially offset by the net increase in restructuring provision.

FISCAL 2015 RESULTS

5.5.2. Cash Used in Financing Activities

For the three months ended September 30,	2015	2014	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	—	(380,357)	380,357

Net change in long-term debt	(120,772)	448,754	(569,526)

	(120,772)	68,397	(189,169)

Settlement of derivative financial instruments	(23,293)	(37,716)	14,423

Repurchase of Class A subordinate voting shares	(229,041)	—	(229,041)

Issuance of Class A subordinate voting shares	7,014	16,457	(9,443)

Cash (used in) provided by financing activities	(366,092)	47,138	(413,230)

During Q4 2015, $120.8 million was used to reduce our outstanding long-term debt mainly driven by $121.9 million in repayments under the term loan credit facility. For the same period last year, we increased our long-term debt by $68.4 million mostly due to the issuance of a private placement partly offset by credit facilities reimbursement.

During Q4 2015, we used $229.0 million to repurchase 4,850,402 Class A subordinate voting shares under the NCIB, while the Company did not repurchase Class A subordinate voting share during the same period last year.

In Q4 2015, we received $7.0 million in proceeds from the exercise of stock options, compared to $16.5 million during the same period last year.

Management’s Discussion and Analysis

6.	Eight Quarter Summary

As at and for the three months	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
ended,	2015	2015	2015	2014	2014	2014	2014	2013
In millions of CAD unless otherwise noted
Growth

Backlog	20,711	19,697	20,000	20,175	18,237	18,781	19,476	19,253

Bookings	2,856	2,227	2,253	4,304	2,049	2,451	2,850	2,818

Book-to-bill ratio	110.5%	87.0%	86.6%	169.4%	82.5%	91.9%	105.4%	106.5%

Book-to-bill ratio trailing twelve months	113.2%	106.4%	107.4%	112.1%	96.8%	101.4%	105.3%	100.8%

Revenue	2,585.3	2,559.4	2,601.2	2,541.3	2,483.7	2,667.0	2,704.3	2,644.7

Year-over-year growth	4.1%	(4.0%)	(3.8%)	(3.9%)	1.0%	3.9%	7.0%	4.4%

Constant currency growth	(3.1%)	(3.5%)	(3.5%)	(6.0%)	(3.4%)	(3.9%)	(2.3%)	(1.9%)
Profitability

Adjusted EBIT	379.0	371.2	363.1	344.0	370.2	342.2	341.5	302.9

Adjusted EBIT margin	14.7%	14.5%	14.0%	13.5%	14.9%	12.8%	12.6%	11.5%

Net earnings prior to specific items	260.4	257.2	251.2	236.3	234.0	229.8	229.6	200.1

Net earnings margin prior to specific items	10.1%	10.1%	9.7%	9.3%	9.4%	8.6%	8.5%	7.6%

Diluted EPS prior to specific items (in dollars)	0.82	0.80	0.78	0.74	0.73	0.72	0.72	0.63

Net earnings	232.9	257.2	251.2	236.3	213.7	225.1	230.9	189.8

Net earnings margin	9.0%	10.1%	9.7%	9.3%	8.6%	8.4%	8.5%	7.2%

Diluted EPS (in dollars)	0.73	0.80	0.78	0.74	0.67	0.71	0.73	0.60
Liquidity

Cash provided by operating activities	451.3	214.1	284.7	339.2	412.0	345.9	350.7	66.3

As a % of revenue	17.5%	8.4%	10.9%	13.3%	16.6%	13.0%	13.0%	2.5%

Days sales outstanding	44	46	41	42	43	47	47	55
Capital structure

Net debt	1,779.6	1,791.4	1,869.8	1,924.5	2,113.3	2,389.0	2,678.2	2,890.4

Net debt to capitalization ratio	21.7%	22.7%	24.4%	25.1%	27.6%	32.6%	35.6%	38.9%

Return on equity	17.7%	18.2%	18.4%	18.9%	18.8%	18.1%	17.9%	16.0%

Return on invested capital	14.5%	14.8%	14.6%	14.7%	14.5%	13.3%	13.4%	12.7%
Balance sheet

Cash and cash equivalents, and short-term investments	305.3	264.7	223.5	489.6	535.7	131.3	133.8	206.5

Total assets	11,787.3	11,190.4	10,985.8	11,171.9	11,234.1	11,162.2	11,560.4	11,801.0

Long-term financial liabilities	1,896.4	1,765.8	2,067.7	2,451.5	2,748.4	2,164.8	2,562.4	2,796.6

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

FISCAL 2015 RESULTS

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our net margin as we benefit from natural hedges.

Management’s Discussion and Analysis

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year September 30, 2015 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. In July 2015, the IASB confirmed the deferral making the standard effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

FISCAL 2015 RESULTS

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2015. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes

Revenue recognition [1]	✓	✓	✓

Estimated losses on revenue-generating contracts	✓		✓

Goodwill impairment	✓		✓

Income taxes	✓			✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Multiple component arrangements

If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts at least on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours our labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete the projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the costs are forecasted to be higher than the revenues, estimated losses on revenue-generating contracts is accounted for as described below.

Management’s Discussion and Analysis

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the respective managers on a monthly basis. Some of the indicators reviewed are: current financial results, client satisfaction and third party deliverables and costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates is based on many variables, estimated losses on revenue-generating contracts are subject to change.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (“WACC”) and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to introduce and deliver new services and business solutions, a lengthened sales cycle, the cyclically of purchases of technology services and products, the nature of a customer’s business and the structure affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of audited consolidated financial statements for the fiscal year ended September 30, 2015. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2015, the fair value of each segment represents between 150% and 360% of its carrying value.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumption on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

FISCAL 2015 RESULTS

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimates can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome. Management reviews quarterly assumptions and facts surrounding outstanding litigation and claims, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with law in many jurisdictions which increase the complexity of provision for litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to adjustment occur.

Management’s Discussion and Analysis

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

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, assessing the quality of their performance, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2015. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

FISCAL 2015 RESULTS

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favorable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

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

Management’s Discussion and Analysis

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

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

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

FISCAL 2015 RESULTS

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

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

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

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Management’s Discussion and Analysis

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

FISCAL 2015 RESULTS

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.

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

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavorable impact on our profitability.

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

Management’s Discussion and Analysis

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

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

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

FISCAL 2015 RESULTS

Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centres that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations, maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access (“cyber-security risks”), as well as power outages or surges, floods, fires, natural disasters and many other causes. Cyber-security risks including intrusion carried out by well-organized and well-funded private sector and government agencies, is an escalating risk which is becoming more prevalent. Cyber-security incidents often exploit previously unknown vulnerabilities and may go undetected for extended periods. Like other companies, we are subject to cyber attacks and expect to face an increasing number of such attacks in the future. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation, claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

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

Management’s Discussion and Analysis

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI Inc./CGI Group Inc.

	By:		/s/ Benoit Dubé
Date: December 21, 2015		Name:	Benoit Dubé
		Title:	Executive Vice-President, Chief Legal
Officer and Corporate Secretary

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a).

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a).

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.