Form 40-F
period 2016-09-30
CGI GROUP INC
filed 2016-12-21
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 271,956,913 Class A Subordinate Shares, 32,852,748 Class B Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.        Yes X  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files). Yes         No

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2016. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

–     Gilles Labbé

Please refer to the Registrant’s Management Proxy Circular dated December 12, 2016 under the heading Nominees for Election as Directors for a brief summary of Mr. Labbé’s relevant experience.

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
•

For services not covered by the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and

•

At each quarterly meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Fees Billed by the External Auditors

During the years ended September 30, 2016 and September 30, 2015, CGI’s external auditors billed the following fees for their services:

Service retained	Fees billed and percentage
	2016		2015

Audit fees	$7,454,707	78.45%	$7,661,802	77.88%

Audit related fees(a)	$1,494,486	15.73%	$1,546,116	15.72%

Tax fees(b)	$538,641	5.67%	$630,218	6.41%

Other fees(c)	$14,900	0.15%	–	–

Total fees billed	$9,502,734	100%	$9,838,136	100%

(a)	The audit related fees billed by the external auditors for the years ended September 30, 2016 and 2015 were in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditors for the years ended September 30, 2016 and 2015 were in relation to tax compliance and advisory services.

(c)	The other fees billed by the external auditors for the year ended September 30, 2016 related to services in connection with CGI’s corporate social responsibility program.

Code of Ethics

In addition to its Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:

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

The Registrant’s Executive Code of Conduct and its Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) have been posted on the Registrant’s website at http://www.cgi.com.

The Board of Directors monitors compliance with the Executive Code of Conduct and the Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) and, under the Board of Directors charter, is responsible for any waivers of such codes’ provisions granted to directors or Officers. No such waivers have been granted to date.

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

As disclosed in note 29 to the Registrant’s Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2016, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	1,861,880	173,362	423,464	342,285	922,769

Estimated interest on long-term debt	361,842	69,010	124,309	97,673	70,850

Finance lease obligations	42,172	18,738	17,183	5,489	762

Estimated interest on finance lease obligations	2,033	978	878	171	6

Operating leases

Rental of office space (excluding costs of services and taxes)	573,957	154,247	209,521	117,861	92,328

Computer equipment	15,562	7,941	6,350	976	295

Automobiles	97,775	39,256	49,072	9,111	336

Long-term service agreements and other	189,676	85,825	93,446	10,092	313

Total contractual obligations	3,144,897	549,357	924,223	583,658	1,087,659

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $19.2 million for fiscal 2017 as described in note 16 of the audited consolidated financial statements.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

–	Annual Information Form for the fiscal year ended September 30, 2016

–	Audited Annual Financial Statements for the fiscal year ended September 30, 2016

–	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2016

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CGI

Experience the commitment®

Annual Information Form

For the fiscal year ended September 30, 2016

December 12, 2016

© 2016 CGI GROUP INC.

CORPORATE STRUCTURE	3

INCORPORATION AND REGISTERED OFFICE	3

SUBSIDIARIES	3

CAPITAL STRUCTURE	4

STOCK SPLITS	4

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME	4

NORMAL COURSE ISSUER BID AND SHARE REPURCHASES	5

CORPORATE GOVERNANCE	5

BOARD AND STANDING COMMITTEE CHARTERS AND CODES OF ETHICS	5

AUDIT COMMITTEE INFORMATION	5

DIRECTORS AND OFFICERS	5

DIRECTORS	5

OFFICERS	6

OWNERSHIP OF SECURITIES ON THE PART OF DIRECTORS AND OFFICERS	8

DESCRIPTION OF CGI’S BUSINESS	8

MISSION, VISION AND STRATEGY	8

BUSINESS STRUCTURE	9

SERVICES OFFERED BY CGI	10

MARKETS FOR CGI’S SERVICES	11

INTANGIBLE PROPERTIES	12

HUMAN RESOURCES	12

SPECIALIZED SKILLS AND KNOWLEDGE	12

CGI OFFICES AND GLOBAL DELIVERY MODEL	12

COMMERCIAL ALLIANCES	14

QUALITY PROCESSES	14

THE IT SERVICES INDUSTRY	15

TRENDS AND OUTLOOK	15

COMPETITIVE ENVIRONMENT	15

SIGNIFICANT DEVELOPMENTS OF THE THREE MOST RECENT FISCAL YEARS	16

KEY PERFORMANCE MEASURES	16

FISCAL YEAR ENDED SEPTEMBER 30, 2016	18

FISCAL YEAR ENDED SEPTEMBER 30, 2015	20

FISCAL YEAR ENDED SEPTEMBER 30, 2014	21

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES	23

FORWARD-LOOKING INFORMATION	23

RISKS AND UNCERTAINTIES	24

© 2016 CGI GROUP INC.	1

LEGAL PROCEEDINGS	24

TRANSFER AGENT AND REGISTRAR	24

AUDITORS	24

ADDITIONAL INFORMATION	24

APPENDIX A	27

© 2016 CGI GROUP INC.	2

This Annual Information Form is dated December 12, 2016 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2016, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

CORPORATE STRUCTURE

Incorporation and Registered Office

CGI Group Inc. (the “Company”, “CGI”, “we”, “us” or “our”) was incorporated on September 29, 1981 under Part IA of the Companies Act (Quebec), predecessor to the Business Corporations Act (Quebec), which came into force on February 14, 2011 and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI inc., which was originally founded in 1976. The executive and registered offices of the Company are situated at 1350 René-Lévesque Blvd. West, 25th Floor, Montreal, Quebec, Canada, H3G 1T4. CGI became a public company on December 17, 1986, upon completing an initial public offering of its Class A subordinate voting shares (“Class A subordinate voting shares”).

Subsidiaries

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of the Company as at September 30, 2016, each of which is directly or indirectly wholly-owned by the Company. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at September 30, 20161, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenues of the Company as at September 30, 2016. This table omits subsidiaries whose primary role is to hold investments in other CGI subsidiary entities.

Name of Subsidiary	Jurisdiction of Incorporation
Conseillers en gestion et informatique CGI inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States of America
CGI Federal Inc.	United States of America
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI Nederland B.V.	Netherlands
CGI IT UK Limited	United Kingdom
CGI France SAS	France

[1]	Based on the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2016 filed with Canadian securities regulatory authorities and which are available at www.sedar.com and on CGI’s web site at www.cgi.com.

© 2016 CGI GROUP INC.	3

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) (“Class B shares”) carrying 10 votes per share, all without par value, of which, as of December 12, 2016, 270,316,749 Class A subordinate voting shares and 32,852,748 Class B shares, were issued and outstanding. These shares represent respectively 45.14% and 54.86% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 12, 2016 there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings Class A Subordinate Voting Shares and Class B Shares on pages 3 to 5, and First Preferred Shares and Second Preferred Shares on page 5 of CGI’s Management Proxy Circular dated December 12, 2016 which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.

Stock Splits

As of December 12, 2016, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

•	August 12, 1997 on a two for one basis;
•	December 15, 1997 on a two for one basis;
•	May 21, 1998 on a two for one basis; and
•	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

CGI’s Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 160,839,640 Class A subordinate voting shares were traded on the TSX during the year ended September 30, 2016 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2015	47.91	46.91	12,202,615
November 2015	58.59	48.25	21,226,070
December 2015	59.39	55.11	16,486,268
January 2016	60.29	52.61	16,643,026
February 2016	61.50	55.00	14,007,336
March 2016	62.66	56.12	13,161,987
April 2016	63.62	57.23	14,017,150
May 2016	61.57	56.65	10,533,014

© 2016 CGI GROUP INC.	4

Month	High(a) ($)	Low(a) ($)	Volume
June 2016	61.74	53.55	13,217,601
July 2016	64.48	54.85	11,078,054
August 2016	65.17	62.39	8,917,600
September 2016	65.84	60.50	9,348,919

Source: NASDAQ

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share Repurchases

On January 27, 2016, CGI announced that it was renewing its normal course issuer bid (“NCIB”) to repurchase up to 10% of the Company’s public float of its issued and outstanding Class A subordinate voting shares during the normal course issuer bid term that commenced on February 11, 2016 and will expire on February 3, 2017 at the latest. On December 2, 2016, the Company entered into a specific share repurchase program with a third party, which will form part of the NCIB. See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year ended September 30, 2016 – Share Repurchase Program later in this document.

CORPORATE GOVERNANCE

Board and Standing Committee Charters and Codes of Ethics

CGI’s Codes of Ethics, including its Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) and its Executive Code of Conduct, the charter of the Board of Directors and the charters of the standing committees of the Board of Directors, including the charter of the Audit and Risk Management Committee, are set out in CGI’s Fundamental Texts which are annexed as Appendix A to this Annual Information Form.

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and Financial and Operational Literacy on pages 41 and 42 and the disclosure under the heading Report of the Audit and Risk Management Committee on page 50 and following of CGI’s Management Proxy Circular dated December 12, 2016.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 8 to 15, and the table on Board of Directors committee membership on page 39 of CGI’s Management Proxy Circular dated December 12, 2016.

© 2016 CGI GROUP INC.	5

Officers

The following table states the names of CGI’s senior officers, their place of residence, their principal occupation within the Company as of December 12, 2016 and, where required, any other previously held positions in the last five years with the Company or one of its affiliates, or outside of the Company:

Name and Province/State and Country of Residence	Principal Occupation with the Company	Previously held position (last five years)
Jean-Michel Baticle Oise, France	President, France, Luxembourg and Morocco Operations	●	Senior Vice-President, Regions
		●	Vice-President, Regions
François Boulanger Quebec, Canada	Executive Vice-President and Chief Financial Officer	●	Senior Vice-President and Corporate Controller
Mark Boyajian Toronto, Ontario	President, Canada Operations	●	Senior Vice-President & Mid-Atlantic Business Unit Leader
		●	Senior Vice-President, US Mid-Atlantic
Benoit Dubé Quebec, Canada	Executive Vice-President, Chief Legal Officer and Corporate Secretary	--
Stuart Forman Quebec, Canada	Senior Vice-President and Global Chief Information Officer	●	Regional Chief Information Officer, North America
		●	Sector Vice-President, Global Infrastructure Services
		●	Sector Vice-President, Global SAP Practice
Julie Godin Quebec, Canada	Vice-Chair of the Board, Chief Planning and Administration Officer	●	Executive Vice-President, Global Human Resources and Strategic Planning
		●	Senior Vice-President, Human Resources and Strategic Planning
Serge Godin Quebec, Canada	Founder and Executive Chairman of the Board	--
Lorne Gorber Quebec, Canada	Executive Vice-President, Global Communications and Investor Relations	●	Senior Vice-President, Global Communications and Investor Relations
Timothy W. Gregory Kent, United Kingdom	Executive Vice-President, Business Engineering, Marketing and IP Strategy	●	President, United Kingdom Operations
		●	President, Europe and Australia
		●	Business Unit Leader UK

© 2016 CGI GROUP INC.	6

Name and Province/State and Country of Residence	Principal Occupation with the Company	Previously held position (last five years)
David L. Henderson Virginia, United States	President, United States Operations	●	Senior Vice-President US Central and South
		●	Vice-President US Central and South
Colin Holgate Sydney, Australia	President, Asia Pacific Operations	●	Managing Director, Asia Pacific, Middle East and Africa of Logica plc
		●	Chief Executive Officer Asia Pacific of Logica plc
Kevin Linder Quebec, Canada	Senior Vice-President and Corporate Controller	●	Vice-President Financial Business Services
		●	Vice-President Finance, Canada
		●	Vice-President Corporate Reporting
Douglas McCuaig Ontario, Canada	President, Eastern Central and Southern Europe Operations	●	Executive Vice-President, Global Client Transformation Services
		●	President, Canada
Heikki Nikku Tuusula, Finland	President, Nordics Operations	●	Senior Vice-President of Finland and Estonia Operations
		●	Managing Director of Logica Finland Operations
Steve Perron Quebec, Canada	Senior Vice-President, Finance and Treasury	●	Vice-President, Corporate Accounting and Taxation
Luc Pinard Quebec, Canada	Executive Vice-President, Corporate Performance	●	Executive Vice-President, Chief Technology and Quality Officer
Daniel Rocheleau Quebec, Canada	Executive Vice-President and Chief Business Engineering Officer	--
George D. Schindler Virginia, United States	President and Chief Executive Officer	●	President and Chief Operating Officer
		●	Chief Operating Officer
		●	President, United States and Canada
		●	President, CGI Federal
Claude Séguin Quebec, Canada	Advisor to the Executive Chairman	●	Senior Vice-President, Corporate Development and Strategic Investments

© 2016 CGI GROUP INC.	7

Name and Province/State and Country of Residence	Principal Occupation with the Company	Previously held position (last five years)
Stanley L. Sims Fairfax, United States	Chief Security Officer	●	Director, Defense Security Services, a U.S. Department of Defense agency
Steve Thorn Surrey, United Kingdom	President, United Kingdom Operations	●	Senior Vice-President, UK Public Sector Business
		●	Senior Vice-President, Application Services
		●	Vice-President, Logica UK Delivery
Guy Vigeant Quebec, Canada	Senior Vice-President, Mergers and Acquisitions	●	Senior Vice-President, Greater Montreal
		●	Financial Sector Vice-President

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on pages 5 and 6 of CGI’s Management Proxy Circular dated December  12, 2016.

DESCRIPTION OF CGI’S BUSINESS

Mission, Vision and Strategy

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology (“IT”), business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a global IT and business process services company.

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class IT and business process services leader helping our clients succeed.”

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a “Build and Buy” profitable growth strategy comprised of four pillars that combine profitable organic growth (“Build”) and accretive acquisitions (“Buy”):

●	Pillar 1: Smaller contract wins, renewals and extensions;

●	Pillar 2: Large, long-term transformational outsourcing contracts;

●	Pillar 3: Small firm or niche player acquisitions; and

●	Pillar 4: Large, transformational acquisitions.

© 2016 CGI GROUP INC.	8

The first two pillars relate to driving profitable organic growth through the pursuit of contracts-both large and small-with new and existing clients in our targeted industries.

The last two pillars focus on growth through niche and large acquisitions. We identify niche acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity in metro markets, our industry expertise and enhance our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.

Since 1976, our professionals have been working toward the same dream and vision. Today, with a presence in hundreds of global locations and more than $10 billion in revenue, our aspiration is to double our size over a five to seven year period.

CGI’s Mission, Vision, Dream and Values are explained in the Company’s Fundamental Texts, which are annexed as Appendix A, and are available on the Company’s web site at www.cgi.com.

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

●

Local responsiveness and accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI teams speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

●

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs.

●

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, robotics process automation, cloud, mobile computing, cybersecurity, data analytics and the Internet of Things. In addition, a majority of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

●

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

Business Structure

The Company’s operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). For additional information on our operating segments, please refer to sections 3.4 and 3.6 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016 and to note 27 of our audited consolidated financial statements for the years ended September 30, 2016 and 2015, which were filed with Canadian securities regulatory authorities and are available at www.sedar.com and on CGI’s web site at www.cgi.com.

© 2016 CGI GROUP INC.	9

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, in fiscal 2016 and 2015:

Segment Revenue	2016	2015
In thousands of CAD
U.S.	2,878,661	2,813,127
Nordics	1,651,322	1,638,985
Canada	1,536,331	1,533,719
France	1,444,966	1,283,387
U.K.	1,431,739	1,331,287
ECS	1,198,854	1,211,228
Asia Pacific	541,391	475,363
Total	10,683,264	10,287,096

Services Offered by CGI

Through high-end consulting, systems integration, transformational outsourcing and intellectual property (“IP”) solutions, combined with in-depth industry expertise, CGI works with clients across the globe through a unique client proximity and best-fit global delivery model to accelerate their digital transformation and drive competitive advantage.

CGI delivers end-to-end services that cover the full spectrum of delivery; from solution design and development, to implementation, integration and technology operations. Our portfolio encompasses:

●

High-end consulting and system integration: CGI helps clients form their digital roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

●

Transformational outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver significant efficiency improvements and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years allowing our clients to reinvest savings, further driving digital transformation.

CGI has a wide range of CGI-built IP-based business solutions that help shape opportunities and drive value for its clients and shareholders, including the following:

●

CGI Advantage is a leading enterprise resource planning (“ERP”) solution that helps state and local governments improve their back-office operations and better serve their citizens. Its full suite of built-for-government applications includes financial management, payroll, budgeting, human resources management, procurement, permitting, case management and business intelligence. CGI Advantage has had 400+ successful implementations spanning U.S. states, cities and

© 2016 CGI GROUP INC.	10

counties. Clients include 22 state governments, the two largest U.S. cities by population and four of the six largest U.S. counties by population, including the largest. CGI Advantage delivery options include on-premises implementation, managed services hosted in a CGI data center, or as a “software as a service” (“SaaS”) offering.

●

Momentum is an integrated ERP suite trusted by 100+ organizations across the three branches of the U.S. federal government, including intelligence and defense organizations. Momentum provides comprehensive capabilities to improve federal back-office operations. Its delivery options include on-premises implementation, managed services hosted in a CGI data center, or as a SaaS subscription-based offering.

●

CGI’s Credit Services Solutions, including CGI Collections360, CGI Gateway360, CACS, ACAPS, Bureaulink, Strata and other applications, are in use by hundreds of enterprises around the world to improve their consumer and small business credit operations.

●

CGI Atlas360 is used in 70 countries (39 languages) to provide a cost-efficient, global contact center network via SaaS and omni-channel customer relationship management solutions, as well as business process services. CGI Atlas360 business process services include global call center support, fee processing, cash management and complex scheduling, all supported by a cloud-based customer relationship management software. CGI Atlas360 specializes in applicant processes such as customer applications for credit cards, government IDs, insurance cards, etc. CGI Atlas360 is an end-to-end outsourcing solution with the ability to deliver individual components to support the needs of clients who require one or more specialized services.

●

CGI Trade360 delivers all of the software, infrastructure and support resources necessary to power a bank’s global trade business. Delivered as a SaaS offering, CGI Trade360 enables banks to provide the full range of traditional trade, payables, receivables and cash management services to their customers – anywhere, anytime – on a single, integrated and global platform. The CGI Trade360 platform is built uniquely for multi-bank, multi-currency and multi-time zone processing, and supports more than 33,000 portal users in 90 countries.

ACAPS, BureauLink, CACS, CGI Advantage, CGI Atlas360, CGI Collections360, CGI Gateway360, CGI Trade360, Momentum and Strata are trademarks or registered trademarks of CGI Group Inc. or its related companies.

Markets for CGI’s Services

CGI has long and focused practices in all of its core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to evolve the industries in which we operate.

Our targeted industries include: government, financial services, health, utilities, telecommunications, oil & gas, manufacturing, retail & consumer services, transportation and post and logistics. While these represent our go to market industry targets, we group these industries into the following: government; financial services; health; telecommunications & utilities; and manufacturing, retail & distribution (“MRD”).

As the move toward digitalization continues to increase across industries, CGI partners with clients to support their strategic initiatives. We provide extensive expertise to guide them in becoming customer-centric digital organizations.

© 2016 CGI GROUP INC.	11

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

Human Resources

As of September 30, 2016, CGI had approximately 68,000 employees, whom we refer to as members. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI offers its members the right to acquire Class A subordinate voting shares pursuant to a Share Purchase Plan. Among the countries in which we currently offer the Share Purchase Plan, approximately 52,000 of our members own Class A subordinate voting shares. The Company also has a Profit Participation Plan which reinforces our ownership culture by distributing a portion of the Company’s profits based on business performance.

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

© 2016 CGI GROUP INC.	12

CGI’s delivery centers and its main offices are listed below:

Canada

Burnaby, BC	Markham, ON	Quebec City, QC‡	Stratford, PEI‡
Calgary, AB	Mississauga, ON	Regina, SK	Toronto, ON
Edmonton, AB	Moncton, NB‡	Saguenay, QC‡	Victoria, BC
Fredericton, NB‡	Montréal, QC‡	Shawinigan, QC
Halifax, NS‡	Ottawa, ON	Sherbrooke, QC‡

United States

Albany, NY	Fairfax, VA	New York, NY	Sierra Vista, AZ
Atlanta, GA	Houston, TX	North Charleston, SC	Somersworth, NH
Belton, TX‡	Huntsville, AL	Phoenix, AZ	Sterling, VA
Cleveland, OH	Lafayette, LA‡	Pittsburg, PA	Troy, AL‡
Columbia, SC	Lakewood, CO	Sacramento, CA	Tuscon, AZ
Columbus, OH	Lebanon, VA‡	San Angelo, TX	Washington, DC
Dallas / Fort Worth, TX	Los Angeles, CA	San Antonio, TX	Wilmington, MA
Durham, NC	Manasses, VA	San Diego, CA

Europe, Asia Pacific, Latin America, Middle East and Africa

Aarhus, Denmark	Düsseldorf, Germany	Lille, France	Rabat, Morocco‡
Amiens, France‡	Edinburgh, U.K.	Linköping, Sweden	Reading, U.K.
Arnhem, Netherlands	Eindhoven, Netherlands	Lisbon, Portugal‡	Rennes, France
Aix-Marseille, France	Espoo, Finland	London, U.K.	Riihimäki, Finland
Ballerup, Denmark	Gävle, Sweden	Lyon, France‡	Rotterdam, Netherlands
Bangalore, India‡	Gloucester, U.K.	Madrid, Spain‡	Sacavém, Portugal
Bertrange, Luxembourg	Göteborg, Sweden	Málaga, Spain‡	São Paulo, Brazil
Birmingham, U.K.	Grenoble, France	Malmö, Sweden	Sintra, Portugal
Bordeaux, France‡	Groningen, Netherlands	Manila, Philippines‡	Stockholm, Sweden
Borlänge, Sweden	Hamburg, Germany	Melbourne, Australia	Strasbourg, France
Bratislava, Slovakia	Heerlen, Netherlands	Milton Keynes, U.K.	Sulzback (Taunus), Germany
Bremen, Germany	Helsinki, Finland	Montpellier, France‡	Sundsvall, Sweden
Bridgend, U.K.‡	Hoofddorp, Netherlands	Mumbai, India‡	Sydney, Australia
Bristol, U.K.	Hyderabad, India‡	Munich, Germany	Tallinn, Estonia
Brno, Czech Republic‡	Karlstad, Sweden	Nantes, France	Tampere, Finland
Bromölla, Sweden	Köln / Bonn, Germany	Nice, France	Tartu, Estonia
Casablanca, Morocco‡	Krakow, Poland‡	Oslo, Norway	Toulouse, France‡
Chennai, India‡	Kuala Lumpur, Malaysia‡	Östersund, Sweden‡	Turku, Finland
Clermont-Ferrand, France	Lahti, Finland	Oulu, Finland	Warsaw, Poland‡
Darmstadt, Germany	Le Mans, France	Paris, France
Didsbury, U.K.	Leatherhead, U.K.	Porto, Portugal‡
Diegem, Belgium	Leinfelden-Echterdingen, Germany	Prague, Czech Republic‡

‡ indicates cities where CGI operates global delivery centers.

All of CGI’s offices are located in rented premises with the exception of the following properties, which are owned by CGI: one property in Belton, Texas; one property in Lebanon, Virginia where the land is leased with a right to acquire; one property in Phoenix, Arizona which is a data center; one property in Montreal, Quebec, which is a data center; one data center in Mississauga, Ontario; one property in Riihimäki, Finland; one office building in Mumbai, India that is built on land that we lease; two properties in Odivelas, Portugal; one property in Bromölla, Sweden; and two properties in Bridgend, United Kingdom, one of which is an office building and the other of which is a parcel of land.

© 2016 CGI GROUP INC.	13

Commercial Alliances

CGI currently has commercial alliance agreements with various business partners. These non-exclusive commercial agreements with hardware and software providers allow the Company to provide its clients with high quality technology, often on advantageous commercial terms. CGI’s business partners include prominent hardware and software providers.

Quality Processes

CGI’s ISO 9001 certified operations that are reflected in its management frameworks ensure that its clients’ objectives are clearly defined, that projects are properly scoped and that the necessary resources are applied to meet objectives. These processes ensure that clients’ requirements drive CGI’s solutions. Clients are constantly kept informed; their degree of satisfaction is regularly measured and part of the incentive compensation of CGI managers is linked to the results.

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

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system of which the Client Partnership Management Framework forms part, is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. One of CGI’s key focus areas remains the successful management of client relationships, leading to long-term partnerships. CGI applications development centers in Mumbai, Hyderabad, Chennai and Bangalore in India, have achieved SEI CMMi DEV Level 5 quality certification and ISO 27001 security management system certification.

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

© 2016 CGI GROUP INC.	14

The IT Services Industry

Trends and Outlook

Although the current state of the economy makes it difficult to predict future trends in IT spending, CGI intends to continue its “Build and Buy” growth strategy, expanding both through profitable organic growth (Build) and through accretive acquisitions (Buy). Today more than ever, technology is essential to enabling and driving change for both businesses and governments. Any new service, program or efficiency improvement brings a need for additional IT.

As part of our annual strategic planning activities in 2016, we held 1,024 face-to-face interviews with our executive-level clients. A few key trends and priorities, common across industries and geographies emerged from these conversations: the need for digital transformation brought about by an increasingly mobile and digital world; the ever increasing regulatory compliance requirements not only in finance but in a broad range of domains; and the growth in cybersecurity threats.

These trends, along with the rise of technology innovation in areas such as analytics and the “Internet of Things”, combine to create a need to ensure that IT is more secure than ever, from infrastructures to applications. Achieving this requires significant investments and understanding that IT is not a commodity but a crucial asset to be protected.

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

Competitive Environment

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now being recognized as a business driver. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We are working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

●	Industry and technology expertise;

© 2016 CGI GROUP INC.	15

●	On-time, within-budget delivery;

●	Total cost of services;

●	Breadth of digital IP solutions;

●	Global delivery capabilities; and

●	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We are not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. We are helping clients to better run, change and grow their businesses providing a competitive differentiator.

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

Profitability

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016.

Net earnings – is a measure of earnings generated for shareholders.

Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of the day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, the investors are afforded greater transparency in assessing the true operation performance of the Company also providing better comparability from period to period. A reconciliation of the net earnings excluding specific items (non-GAAP) to its closest IFRS measure can be found in section 3.8.3. of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016.

Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from

© 2016 CGI GROUP INC.	16

period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found on section 3.8 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016, while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company’s strategy.

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

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (“bookings”) (non-GAAP), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016.

© 2016 CGI GROUP INC.	17

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

Fiscal Year ended September 30, 2016

Highlights and Key Performance Measures

Key performance figures for the year include:

●	Revenue of $10.7 billion, up 3.9%;
●	Bookings of $11.7 billion, or 110% of revenue;
●	Backlog of $20.9 billion; up $181.8 million;
●	Adjusted EBIT of $1,560.3 million, up 7.1%;
●	Adjusted EBIT margin of 14.6%, up 40 basis points;
●	Net earnings of $1,068.7 million, up 9.3%;
●	Net earnings margin of 10.0%, up 50 basis points;
●	Diluted EPS of $3.42, up 12.5%;
●	Cash provided by operating activities of $1,333.1 million, or 12.5% of revenue;
●	Net debt of $1.3 billion, down $446.3 million; and
●	Return on equity of 17.2%.

Long-term Debt

On November 8, 2016, the unsecured committed revolving facility of $1,500 million of the Company was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

For the year ended September 30, 2016, $182.7 million was used to reduce our outstanding long-term debt mainly driven by $129.7 million in repayment under the term loan credit facility, while we made net repayments of $901.6 million to reduce our long-term debt last year. During the years ended September 30, 2016 and 2015, the Company used $24.1 million and $121.6 million respectively to settle the cross-currency swaps related to the outstanding long-term debt repaid during these periods. There is no outstanding amount under our revolving credit facility other than pursuant to letters of credit.

© 2016 CGI GROUP INC.	18

Share Repurchase Program

On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of its NCIB to purchase up to 21,425,992 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares may be purchased under the NCIB between February 11, 2016 and the earlier of February 3, 2017 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2016, the Company repurchased 9,319,875 Class A subordinate voting shares for approximately $517.8 million at an average price of $55.56 under the previous and current NCIB. The repurchased shares included 7,112,375 Class A subordinate voting shares repurchased from Caisse de dépôt et placement du Québec (the “Caisse”) for cash consideration of $400.0 million. In accordance with the TSX rules, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. The NCIB allows for purchases outside of the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2016, the Company could repurchase up to 14,313,617 Class A subordinate voting shares under the current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the year were $11.7 billion representing a book-to-bill ratio of 109.8%. Of the $11.7 billion in bookings signed during this year, 43% came from new business, while 57% came from extensions and renewals.

Our largest verticals for bookings were Government, MRD and Financial services, making up approximately 33%, 30% and 20% of total bookings, respectively. From a reporting segment perspective, the U.S. accounted for 25% of total bookings, followed by Canada at 21% and the Nordics at 15%.

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

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 3.7%. This compares with a favourable impact of 2.0% in fiscal 2015 and a favourable impact of 7.0% in fiscal 2014.

© 2016 CGI GROUP INC.	19

Fiscal Year ended September 30, 2015

Significant Developments

Key performance figures for the year include:

●	Revenue of $10,287.1 million;
●	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;
●	Backlog of $20.7 billion, up $2.5 billion;
●	Adjusted EBIT of $1,457.3 million, up $100.4 million;
●	Adjusted EBIT margin of 14.2%, up 130 basis points;
●	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;
●	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;
●	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;
●	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;
●	Return on invested capital of 14.5%;
●	Net debt of $1,779.6 million, down $333.7 million; and
●	Return on equity of 17.7%.

[1]

Specific items include the integration-related costs net of tax, the restructuring costs net of tax, the resolution of acquisition-related provisions net of tax and the tax adjustments which are discussed on page 23 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

Long-term Debt

On November 9, 2015, the unsecured revolving credit facility of $1,500 million was extended by one year to December 2019 under the same terms and conditions and can be further extended annually. All other terms and conditions, including interest rates and banking covenants, remain unchanged.

For the year ended September 30, 2015, $901.6 million was used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made net repayments of $308.4 million on our long-term debt for the same period for Fiscal Year 2014. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015. Remaining outstanding amount under our loan credit facility was $129.2 million net of financing fees of $163,000. The unsecured committed term loan credit facility expired on May 2016.

Share Repurchase Program

On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the NCIB to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares could be purchased under the NCIB commencing February 11, 2015 and ended on the earlier of February 10, 2016, or the date on which the Company had either acquired the maximum number of Class A subordinate voting shares allowable under the then current NCIB, or elected to terminate the NCIB.

During fiscal 2015, CGI repurchased 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the then current NCIB. This included a total of 6,350,735 Class A subordinate voting shares acquired for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. The NCIB allowed for

© 2016 CGI GROUP INC.	20

purchases outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2015, the Company could purchase up to 12,126,472 shares under the then current NCIB.

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

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 2.0%. This compared with a favourable impact of 7.0% in fiscal 2014 and a favourable impact of 1.2% in fiscal 2013.

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

[1]

Specific items include the integration costs related to the acquisition of Logica plc (« Logica »), the tax adjustments and the resolution of acquisition-related provisions which are discussed on page 20 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2014.

Acquisition of Logica plc

On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.

© 2016 CGI GROUP INC.	21

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

Long-term Debt

In the first quarter of Fiscal Year 2014, the unsecured revolving credit facility of $1,500 million was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.

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

During fiscal 2014, the Company repurchased 2,837,360 Class A subordinate shares for $111.5 million at an average price of $39.29 under the annual aggregate limit of the then current NCIB. Included in this number are 2,490,660 Class A subordinate voting shares sold by the Caisse and purchased by the Company for cancellation on November 29, 2013. In accordance with TSX rules, the repurchase by the Company of the shares held by the Caisse were taken into account when calculating the annual aggregate limit that the Company was entitled to repurchase under its then current NCIB. As at September 30, 2014, the Company could purchase up to 21.8 million shares under the then current NCIB.

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

© 2016 CGI GROUP INC.	22

Bookings and Book-To-Bill Ratio

Bookings for the year were $10.2 billion, representing a book-to-bill ratio of 96.8%. Of the $10.2 billion in bookings signed during this year, 39% came from new business, while 61% came from extensions and renewals.

Our largest verticals for bookings were MRD, Government and Financial services, making up approximately 28%, 28% and 20% of total bookings, respectively. From a geographical perspective, Nordics, Southern Europe and South America (“NSESA”) accounted for 26% of total bookings, followed by the U.S. at 19% and France at 15%.

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

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES

Forward-Looking Information

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in this Annual Information Form, in CGI’s annual and quarterly Management’s Discussion and Analysis and in other

© 2016 CGI GROUP INC.	23

public disclosure documents filed with the Canadian securities authorities (on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

Risks and Uncertainties

The description of risks affecting CGI and its activities can be found in section 10 at pages 47 to 54 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2016, which pages are incorporated by reference herein.

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

The Company incorporates by reference the disclosure under the heading Fees Billed by Auditors on page 52 of CGI’s Management Proxy Circular dated December 12, 2016.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form of the Company, together with a copy of any document incorporated by reference therein, (ii) a copy of the audited consolidated financial statements of the Company for the year ended September 30, 2016 together with the accompanying report of the auditor and a copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 12, 2016 and (iv) a copy of the Management’s Discussion and Analysis of the Company for the year ended September 30, 2016.

© 2016 CGI GROUP INC.	24

Additional information regarding, among others, directors’ and named executive officers’ compensation and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Management Proxy Circular dated December 12, 2016.

Additional financial information in relation to the last fiscal year ended September 30, 2016 is presented in the audited consolidated financial statements of the Company and in the related Management’s Discussion and Analysis of the Company.

The documents mentioned above are available on SEDAR at www.sedar.com and on the Company’s web site at www.cgi.com. You can also obtain a copy of such documents by contacting Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

Telephone: +1-514-841-3200

© 2016 CGI GROUP INC.	25

© 2016 CGI GROUP INC.

Appendix A

CGI GROUP INC.

Fundamental Texts

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

Dream, Vision, Mission and Values		2
CGI Management Foundation		10
Documents and Policies Pertaining to Corporate Governance
–	Charter of the Board of Directors	15
–	Charter of the Corporate Governance Committee	23
–	Charter of the Human Resources Committee	29
–	Charter of the Audit and Risk Management Committee	34
Codes of Ethics
–	Code of Ethics and Business Conduct	44
–	Executive Code of Conduct	61
–	CGI Anti-Corruption Policy	64

© 2016 CGI GROUP INC.	27

CGI Experience the commitment
Fundamental Texts of CGI Group Inc.

© 2016 CGI GROUP INC.	Proprietary

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

THE FUNDAMENTAL TEXTS INCLUDE:

© 2016 CGI GROUP INC.	i	Proprietary

CGI
1. Dream, Vision, Mission, and Values

© 2016 CGI GROUP INC.	1	Proprietary

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

B.	THE CGI VISION AND MISSION

Our vision is to be a global world class information technology and business process services leader helping our clients succeed.

© 2016 CGI GROUP INC.	2	Proprietary

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

3.	Adopting a caring, humane approach towards our members

4.	Focusing on synergy and the strength of teamwork

5.	Participating in the development of our company as its owner-shareholders, and sharing in its wealth

6.	Promoting robust, healthy and sustainable growth to the benefit of all stakeholders

7.	Implementing a management model aligned with our dream and values

© 2016 CGI GROUP INC.	3	Proprietary

1.	Sharing the same values

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

© 2016 CGI GROUP INC.	4	Proprietary

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

© 2016 CGI GROUP INC.	5	Proprietary

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

© 2016 CGI GROUP INC.	6	Proprietary

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

© 2016 CGI GROUP INC.	7	Proprietary

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

7.	Implementing a management model aligned with our dream and values

CGI’s dream is being fulfilled every day through the constant efforts of our members who share and believe in this dream. It is also achieved through a disciplined management approach that is based on the company’s objectives to produce high quality work for its clients, promote the development of its members and provide high value to its shareholders

© 2016 CGI GROUP INC.	8	Proprietary

CGI
2. CGI Management Foundation

© 2016 CGI GROUP INC.	9	Proprietary

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

We will now examine the individual elements of the Foundation.

© 2016 CGI GROUP INC.	10	Proprietary

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

© 2016 CGI GROUP INC.	11	Proprietary

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

© 2016 CGI GROUP INC.	12	Proprietary

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

© 2016 CGI GROUP INC.	13	Proprietary

CGI

3. Documents and Policies Pertaining to Corporate Governance

CGI
3. Documents and Policies Pertaining to Corporate Governance

© 2016 CGI GROUP INC.	14	Proprietary

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

© 2016 CGI GROUP INC.	15	Proprietary

3.	COMPOSITION

3.1	The majority of the Board of Directors shall be comprised of Independent Directors. The application of the definition of Independent Director to the circumstances of each individual director is the responsibility of the Board of Directors which will disclose on an annual basis whether it is constituted with the appropriate number of directors which are Independent Directors and the basis for its analysis. The Board of Directors will also disclose which directors are Independent Directors or not and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Company.

3.2	The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company’s best interests. Each director shall comply with the Company’s formal code of ethics and business conduct that governs the behaviour of members, directors and officers and shall complete and file annually with the Company any and all documents required pursuant to such formal code of ethics and business conduct with respect to conflict of interests. This matter will also be reviewed annually by the Corporate Governance Committee. The Board of Directors will monitor compliance with said code as well as with the Company’s executive code of conduct applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions within the Company. The Board will also be responsible for the granting of any waivers from compliance with the codes for directors and officers. The Board of Directors will disclose in due time the adoption of such codes as well as all waivers and specify the circumstances and rationale for granting the waiver.

3.3	The Board of Directors, following advice of its Corporate Governance Committee, is responsible for evaluating its size and composition and establishing a Board comprised of members who facilitate effective decision-making, have appropriate skills and diverse background. The Company’s target is to have women represent at least 30% of its directors. The Board of Directors has the ability to increase or decrease its size.

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

© 2016 CGI GROUP INC.	16	Proprietary

accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

3.5	A director who makes a major change in principal occupation will forthwith disclose this fact to the Board of Directors and will offer his or her resignation to the Board of Directors for consideration. It is not intended that directors who retire or whose professional positions change should necessarily leave the Board of Directors. However, there should be an opportunity for the Board of Directors to review the continued appropriateness of the Board of Directors membership under such circumstances.

3.6	The Board of Directors is responsible for approving new nominees to the Board. New directors will be provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board of Directors meetings and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest. The prospective candidates should fully understand the role of the Board of Directors and its committees and the contribution expected from individual directors and the Board of Directors will ensure that they are provided with the appropriate information to that effect. In addition, the Board of Directors will ascertain and make available to its members, when required, continuing education as per the business and operations of the Company.

4.	RESOURCES

4.1	The Board of Directors will implement structures and procedures to ensure that it functions independently of management.

4.2	The Board of Directors appreciates the value of having certain members of senior management attend each Board of Directors meeting to provide information and opinion to assist the directors in their deliberations. The Executive Chairman of the Board will seek the Board of Directors’ concurrence in the event of any proposed change to the management attendees at Board of Directors meetings. Management attendees will be excused for any agenda items which are reserved for discussion among directors only.

© 2016 CGI GROUP INC.	17	Proprietary

5.	RESPONSIBILITIES AND DUTIES

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

5.1	General Responsibilities

5.1.1	The Board of Directors will oversee the management of the Company. In doing so, the Board of Directors will establish a productive working relationship with the Executive Chairman of the Board and the Chief Executive Officer and other members of senior management.

5.1.2	The Board of Directors will oversee the formulation of long-term strategic, financial and organizational goals for the Company. It shall approve the Company’s strategic plan and review same on at least an annual basis. This plan will take into account the opportunity and risks of the Company’s business.

5.1.3	As part of the responsibility of the Board of Directors to oversee management of the Company, the Board of Directors will engage in active monitoring of the Company and its affairs in its stewardship capacity.

5.1.4	The Board of Directors will engage in a review of short and long-term performance of the Company in accordance with approved plans.

5.1.5	The officers of the Company, headed by the Executive Chairman of the Board and the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board of Directors with respect to long term strategic, financial, organizational and related objectives.

5.1.6	The Board of Directors will periodically review the significant risks and opportunities affecting the Company and its business and oversee the actions, systems and controls in place to manage and monitor risks and opportunities. The Board of Directors may impose such limits as may be in the interests of the Company and its shareholders.

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Executive Chairman of the Board in particular.

© 2016 CGI GROUP INC.	18	Proprietary

5.1.9	The Board of Directors is responsible for overseeing a Communication Policy for the Company. In doing so, the Board of Directors will ensure that the policy (i) addresses how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contains measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) is reviewed at least annually.

5.1.10	The Board of Directors will oversee the integrity of the Company’s internal control and management information systems.

5.1.11	The Board of Directors will make sure that the Company adopt prudent financial standards with respect to the business of the Company and prudent levels of debt in relation to the Company’s consolidated capitalization.

5.1.12	The Board of Directors will also consider and approve:

i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.

5.1.13	The Board of Directors will also receive reports and consider:

i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.

© 2016 CGI GROUP INC.	19	Proprietary

5.1.14	The Board of Directors will oversee management through an ongoing review process.

5.1.15	The Board of Directors will, together with the Executive Chairman of the Board develop a position descriptions for the Executive Chairman of the Board and the Chief Executive Officer. The Board of Directors will also approve the corporate objectives that the Executive Chairman of the Board is responsible for meeting and assess management’s performance in relation to such objectives. The Board of Directors will raise any concerns related to the performance of the Chief Executive Officer with the Executive Chairman of the Board as appropriate.

5.1.16	The Board of Directors will receive a report from its Human Resources Committee on succession planning as set forth in such committee’s mandate.

5.2	Self-Assessment of the Board of Directors and Peer Review

The Board of Directors will annually review the assessment of the Board of Directors’ performance and recommendation provided by the Corporate Governance Committee, and every two years, conduct a peer review of the independent directors. The objective of this review is to increase the effectiveness of the Board of Directors and contribute to a process of continuous improvement in the Board of Directors’ execution of its responsibilities. It is expected that the result of such reviews will be to identify any areas where the directors and/or management believe that the Board of Directors and/or the directors individually could make a better contribution to the affairs of the Company. The Board of Directors will take appropriate action based upon the results of the review process.

5.3	Committees

5.3.1	The Board of Directors shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

5.3.2	Each committee operates according to a Board of Directors approved written mandate outlining its duties and responsibilities. This structure may be subject to change as the Board of Directors considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

© 2016 CGI GROUP INC.	20	Proprietary

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

5.3.7	The Board of Directors shall appoint members of committees after considering the recommendations of the Corporate Governance Committee and the Executive Chairman of the Board, the skills and desires of individual Board members, and the diversity of their background (including in terms of gender, ethnicity, age, experience and geographical representation), all in accordance with the mandates of such committees approved by the Board.

5.3.8	The Audit Committee shall be composed only of Independent Directors. All members of the Audit Committee shall be Financially Literate and at least one member shall be a financial expert within the meaning of applicable regulatory requirements.

5.4	Lead Director

5.4.1	The Lead Director shall be an Independent Director. He will oversee that the Board of Directors discharges its responsibilities, ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.

5.4.2	The Lead Director will chair periodic meetings of the Independent Directors and assume other responsibilities which the Independent Directors as a whole might designate from time to time.

5.4.3	The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board of Directors is in full control of the Company’s affairs and alert to its obligations to the shareholders.

5.4.4	The Lead Director shall provide input to the Executive Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5	The Lead Director shall chair Board meetings when the Executive Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

© 2016 CGI GROUP INC.	21	Proprietary

5.4.9	The Lead Director shall, in conjunction with the Executive Chairman of the Board, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Executive Chairman of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board Mandate

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

6.	COMMUNICATIONS POLICY

6.1	The Board of Directors will consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company’s website and the adequacy of resources available within the Company to respond to shareholders through the office of the Corporate Secretary and otherwise. However, the Board of Directors believes that it is the function of the management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. It is expected, if communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response.

6.2	The Board of Directors has the responsibility for monitoring compliance by the Company with the corporate governance requirements and guidelines of the Toronto Stock Exchange and the New York Stock Exchange. The Board of Directors will approve the disclosure of the Company’s system of governance and the operation of such system.

© 2016 CGI GROUP INC.	22	Proprietary

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

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2	The Board of Directors shall appoint an independent director as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS

4.1	Meetings of the Committee shall be held at the call of the Chair, but not less than twice annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chairman of the Board or the Chief Executive Officer.

© 2016 CGI GROUP INC.	23	Proprietary

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Chief Executive Officer.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The Committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

© 2016 CGI GROUP INC.	24	Proprietary

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

BOARD MEMBERS

5.2.1	Review criteria regarding the composition of the Board of Directors and committees of the Board of Directors, such as size, proportion of Independent Directors, and criteria to determine and promote “relatedness” as well as the diversity of Board members’ background, including in terms of gender (with a target of women representing at least 30% of the directors), ethnicity, age, experience and geographical representation), while seeking to facilitate effective decision-making. Given the Board of Directors’ composition and history of long-term succession planning, no date has yet been set to meet the target of women’s representation at Board level but progress will be monitored periodically.

5.2.2	Review criteria relating to tenure as a director, such as limitations on the number of times a director may stand for re-election, and the continuation of directors in an honorary or similar capacity.

5.2.3	Review criteria for retention of directors unrelated to age or tenure, such as attendance at Board of Directors and committee meetings, health or the assumption of responsibilities which are incompatible with effective Board of Directors membership; and assess the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors, the contribution of individual directors on an ongoing basis and establish in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities it seeks in new Board members in order to add value to the Company.

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

© 2016 CGI GROUP INC.	25	Proprietary

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

5.2.6	Recommend to the Board of Directors the removal of a director in exceptional circumstances, for example (a) such director is in a position of conflict of interest or (b) the criteria underlying the appointment of such director change.

5.2.7	Ensure that the Board of Directors can function independently of management. To this end, arrange for meetings on a regular basis of the Independent Directors without management present. In such cases, meetings will be chaired by the Lead Director.

DIRECTOR ORIENTATION

5.2.8	As an integral element of the process for appointing new directors, put in place an orientation and education program for new recruits to the Board of Directors and review from time to time the value and benefit of such program.

COMPLIANCE

5.2.9	Ensure corporate compliance with applicable legislation including director and officer compliance.

5.2.10	Review proposed amendments to the Company’s by-laws before making recommendations to the Board of Directors.

CODES OF BUSINESS CONDUCT

5.2.11	Periodically review and make recommendations to the Board of Directors with respect to the Company’s formal code of ethics and business conduct for its members, directors and officers and its executive code of conduct applicable to the Company’s principal executive officer, principal financing officer, principal accounting officer or controller, or other persons performing similar functions within the Company; including the disclosure of the adoption of such codes.

5.2.12	Monitor adherence to the codes and review potential situations related thereto brought to the attention of the Committee by the Corporate Secretary of the Company in order to recommend or not in certain circumstances to the Board of Directors to grant or not waivers from compliance with the codes for directors and officers. The Committee shall also ensure that when such waivers are granted, the Board of Directors shall disclose same in due time and specify the circumstances and rationale for granting the waiver.

© 2016 CGI GROUP INC.	26	Proprietary

CORPORATE GOVERNANCE PRINCIPLES

5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

5.2.14	In conjunction with the Executive Chairman of the Board, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

5.2.16	On a yearly basis, review the measures applied by the Company to promote diversity, their effectiveness, and annual and cumulative progress made in achieving their objectives.

5.2.17	Advise the Board of Directors on the disclosure to be contained in the Company’s public disclosure documents, such as the Company’s annual management proxy circular or annual report, on matters of corporate governance as required by the Toronto Stock Exchange, the New York Stock Exchange or any other applicable exchange or regulator.

5.2.18	Generally advise the Board of Directors on all other matters of corporate governance.

EXTERNAL AND INTERNAL RESOURCES

5.2.19	Retain such independent external advisors as it may deem necessary and advisable for its purposes.

5.2.20	Report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.2.21	Have adequate resources to discharge its responsibilities;

5.2.22	Have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.2.23	The Chair of the Committee shall review the opportunity for the Board of Directors of the Company or individual directors to retain external advisors at the expense of the Company in certain appropriate circumstances in carrying out their responsibilities.

SHAREHOLDER PROPOSALS

5.2.24	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chairman of the Board as appropriate.

© 2016 CGI GROUP INC.	27	Proprietary

5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2016 CGI GROUP INC.	28	Proprietary

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

3.	COMPOSITION

3.1	The Committee shall be composed of a majority of Independent Directors.

3.2	The Board of Directors shall appoint one of the Independent Directors as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

© 2016 CGI GROUP INC.	29	Proprietary

4.	MEETINGS

4.1	Meetings of the Committee shall be held at the call of the Chair, but not less than three times annually. Meetings of the Committee may be called by the Chair of the Committee, the Executive Chairman of the Board or the Chief Executive Officer.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, to the Executive Chairman of the Board, to the Chief Executive Officer and to the Corporate Secretary of the Company.

4.4	The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee, including in particular the Executive Chairman of the Board.

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

© 2016 CGI GROUP INC.	30	Proprietary

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

5.2.1	The Committee shall, among other things, have responsibility to advise the Board of Directors on human resources planning, compensation of members of the Board of Directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

5.2.2	The Committee shall review and report to the Board of Directors on:

5.2.2.1	Management’s succession plans for Executive Officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

5.2.2.2	Compensation philosophy of the organization, including a remuneration strategy and remuneration policies for the Executive Officer level, as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

© 2016 CGI GROUP INC.	31	Proprietary

5.2.2.3	Recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other Executive Officers, corporate objectives which the Executive Chairman of the Board and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives, monitoring of the Executive Chairman of the Board’s performance and providing advice and counsel in the execution of his duties;

5.2.2.4	Total remuneration plan including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for the Chief Executive Officer of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

5.2.2.5	Remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

5.2.2.6	Employment and termination arrangements for senior management;

5.2.2.7	Adoption of new, or significant modifications to, pay and benefit plans;

5.2.2.8	Appointment of officers and executive officers as appropriate, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience;

5.2.2.9	Significant organizational changes;

5.2.2.10	The Committee’s proposed executive compensation report to be contained in the Company’s annual proxy circular;

5.2.2.11	Management development programs for the Company;

5.2.2.12	Any special employment contracts or arrangements with officers of the Company including any contracts relating to change of control; and

5.2.2.13	Remuneration for members of the Board of Directors and committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommend changes where applicable.

© 2016 CGI GROUP INC.	32	Proprietary

5.2.3	The Committee shall perform such other duties as may from time to time be assigned to it by the Board of Directors including those relating to compensation of officers and senior employees and the manpower resources of the Company.

5.3	Other Responsibilities

5.3.1	The Committee shall have the right to retain such independent external advisors as it may deem necessary and advisable for its purposes and to assess and review, on an annual basis or as deemed appropriate, the independence of such external advisors.

5.3.2	The Committee shall report to the Board of Directors on its proceedings, reviews undertaken, and any associated recommendations.

5.3.3	The Committee shall have adequate resources to discharge its responsibilities.

5.3.4	The Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of this mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2016 CGI GROUP INC.	33	Proprietary

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

3.	COMPOSITION

3.1	The Committee shall consist solely of Independent Directors, all of whom shall be Financially Literate and at least one of whom shall be a financial expert as defined in the applicable corporate governance rules imposed by regulatory bodies.

3.2	Following each annual meeting of shareholders, the Board of Directors shall elect three or more directors, who shall meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange as well as the other similar requirements under applicable securities regulations, to serve on the Committee until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

© 2016 CGI GROUP INC.	34	Proprietary

3.3	The Board of Directors shall appoint one of the members of the Committee as the Chair of the Committee. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting.

4.	MEETINGS AND RESOURCES

4.1	Regular meetings of the Committee shall be held quarterly. Special meetings of the Committee may be called by the Chair of the Committee, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company.

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to the foregoing requirement, unless otherwise determined by the Board of Directors, the Committee shall have the power to fix its quorum and to regulate its procedure. Matters decided by the Committee shall be decided by majority vote.

4.3	Notice of each meeting shall be given to each member, the external auditors, the Executive Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer of the Company, any or all of whom shall be entitled to attend. Notice of each meeting shall also be given, as the case may be, to the internal auditor who shall also attend whenever requested to do so by the Chair of the Committee or the Corporate Secretary.

4.4	Notice of meeting may be given orally or by letter, telephone facsimile transmission, telephone or electronic device not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting. The notice need not state the purpose or purposes for which the meeting is being held.

4.5	Opportunities should be afforded periodically to the external auditors and, as the case may be, to the internal auditor and the senior management to meet separately with the Committee. In addition, the Committee may meet in camera, with only members of the Committee present, whenever the Committee determines that it is appropriate to do so.

4.6	The Committee shall have the authority to retain special legal counselling, accounting or other consultants as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee at the Company’s expense.

4.7	The Corporate Secretary of the Company or designate of the Corporate Secretary shall be the Secretary of all meetings of the Committee and shall maintain minutes of all meetings and deliberations of the Committee.

© 2016 CGI GROUP INC.	35	Proprietary

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

© 2016 CGI GROUP INC.	36	Proprietary

5.2	General responsibilities

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

5.3	Review of mandate of the committee

The Board of Directors and the Committee shall review and reassess the adequacy of this mandate on an annual basis.

5.4	Publicly disclosed financial information

5.4.1	The Committee shall review and recommend for approval by the Board of Directors, before release to the public:

5.4.1.1	interim unaudited financial statements;

5.4.1.2	audited annual financial statements, in conjunction with the report of the external auditors;

5.4.1.3	all public disclosure documents containing audited or unaudited financial information, including any prospectus, the annual information form and management’s discussion and analysis of financial condition and results of operations, as well as related press releases, including earnings guidance; and

5.4.1.4	the compliance of management certification of financial reports with applicable legislation and attestation of the Company’s disclosure controls and procedures.

5.4.2	The Committee shall review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

5.4.3	In its review of financial statements, the Committee should obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

© 2016 CGI GROUP INC.	37	Proprietary

5.4.4	In its review of financial statements, the Committee should review unusual or extraordinary items, transactions with related parties, and adequacy of disclosures, asset and liability carrying values, income tax status and related reserves, qualifications, if any, contained in letters of representation and business risks, uncertainties, commitments and contingent liabilities.

5.4.5	In its review of financial statements, the Committee shall review the appropriateness of the Company’s significant accounting principles and practices, including acceptable alternatives, and the appropriateness of any significant changes in accounting principles and practices.

5.4.6	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

5.5	Financial reporting and accounting trends

The Committee shall:

5.5.1	Review and assess the effectiveness of accounting policies and practices concerning financial reporting;

5.5.2	Review with management and with the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

5.5.3	Question management and the external auditors regarding significant financial reporting issues discussed and the method of resolution; and

5.5.4	Review general accounting trends and issues of accounting policy, standards and practices which affect or may affect the Company.

5.6	Internal controls

5.6.1	The Committee shall review and monitor the Company’s internal control procedures, programs and policies, and assess the adequacy and effectiveness of internal controls over the accounting and financial reporting systems, with particular emphasis on controls over computerized systems.

5.6.2	The Committee shall review:

5.6.2.1	The evaluation of internal controls by the external auditors, together with management’s response;

© 2016 CGI GROUP INC.	38	Proprietary

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.

5.6.3	The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company’s internal audit resources; and

5.7.3	Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company, particularly the Executive Chairman of the Board and the Chief Executive Officer.

5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.

5.8	External Auditors

5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

© 2016 CGI GROUP INC.	39	Proprietary

5.8.2	The Committee shall i) receive periodic reports from the external auditors regarding the auditors independence, the performance of the auditors, the qualifications of the key audit partner and audit managers, a periodic review of the auditors’ quality control procedures, material issues arising from the periodic quality control review and the steps taken by the auditors to address such findings, ii) discuss such reports with the auditors, and if so determined by the Committee, iii) recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the auditors and the quality of their performance.

5.8.3	The Committee shall take appropriate steps to assure itself that the external auditors are satisfied with the quality of the Company’s accounting principles and that the accounting estimates and judgments made by management reflect an appropriate application of generally accepted accounting principles.

5.8.4	The Committee shall undertake private discussions on a regular basis with the external auditors to review, among other matters, the quality of financial personnel, the level of co-operation received from management, any unresolved material differences of opinion or disputes with management regarding financial reporting and the effectiveness of the work of the internal audit function.

5.8.5	The Committee shall review the terms of the external auditors’ engagement and the appropriateness and reasonableness of the proposed audit fees as well as the compensation of any advisors retained by the Committee.

5.8.6	The Committee shall review and pre-approve any engagements for non-audit services provided by the external auditors or their affiliates to the Company or its subsidiaries, together with the fees for such services, and consider the impact of this on the independence of the external auditors. The Committee shall determine which non-audit services the external auditors are prohibited from providing.

5.8.7	When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by regulations and the planned steps for an orderly transition.

5.8.8	The Committee shall review all reportable events, including disagreements, unresolved issues and consultations on a routine basis whether or not there is to be a change of auditors.

5.8.9	When discussing auditor independence, the Committee will consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.

© 2016 CGI GROUP INC.	40	Proprietary

5.9	Audit Procedures

5.9.1	The Committee shall review the audit plans of the internal and external audits, including the degree of co-ordination in those plans, and shall inquire as to the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. The audit plans should be reviewed with the external auditors and with management, and the Committee should recommend to the Board of Directors the scope of the external audit as stated in the audit plan.

5.9.2	The Committee shall review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

5.9.3	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors, and management’s response and subsequent follow-up to any identified weakness.

5.10	Risk management and other responsibilities

5.10.1	The Committee shall put in place procedures to receive and handle complaints or concerns received by the Company about accounting or audit matters including the anonymous submission by employees of concerns respecting accounting or auditing matters.

5.10.2	The Committee shall review such litigation, claims, transactions or other contingencies as the internal auditor, external auditors or any officer of the Company may bring to its attention, and shall periodically review the Company’s risk management programs. In that regard the Committee shall review the Company’s major risk exposures and the steps taken by management to monitor, control and report such exposures.

5.10.3	The Committee shall review the policy on use of derivatives and monitor the risk.

5.10.4	The Committee shall review the related party transactions in line with the New York Stock Exchange rules and regulations and those of any other applicable exchange or regulator.

5.10.5	The Committee shall review assurances of compliance with covenants in trust deeds or loan agreements.

5.10.6	The Committee shall review business risks that could affect the ability of the Company to achieve its business plan.

5.10.7	The Committee shall review uncertainties, commitments, and contingent liabilities material to financial reporting.

© 2016 CGI GROUP INC.	41	Proprietary

5.10.8	The Committee shall review the effectiveness of control and control systems utilized by the Company in connection with financial reporting and other identified business risks.

5.10.9	The Committee shall review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

5.10.10	The Committee shall review material valuation issues.

5.10.11	The Committee shall review the quality and accuracy of computerized accounting systems, the adequacy of the protections against damage and disruption, and security of confidential information through information systems reporting.

5.10.12	The Committee shall review material matters relating to audits of subsidiaries.

5.10.13	The Committee shall review cases where management has sought accounting advice on a specific issue from an accounting firm other than the one appointed as auditor.

5.10.14	The Committee shall review any legal matters that could have a significant impact on the financial statements.

5.10.15	The Committee shall consider other matters of a financial nature it feels are important to its mandate or as directed by the Board of Directors.

5.10.16	The Committee shall report regularly to the Board of Directors on its proceedings, reviews undertaken and any associated recommendations.

5.10.17	The Committee shall have the right, for the purpose of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Company and its subsidiaries.

5.11	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2016 CGI GROUP INC.	42	Proprietary

© 2016 CGI GROUP INC.	43	Proprietary

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

Serge Godin

Founder and Executive Chairman of the Board

© 2016 CGI GROUP INC.	44	Proprietary

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

© 2016 CGI GROUP INC.	45	Proprietary

2.	PURPOSE AND SCOPE OF THE CODE

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

© 2016 CGI GROUP INC.	46	Proprietary

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

Maintenance of assets

All members of CGI have a responsibility to protect CGI’s assets against loss, theft, abuse and unauthorized use or disposal. If, in the course of his or her work, a member of CGI is supplied with any property belonging to CGI or to a third party, the member must use said property in accordance with CGI’s Security and acceptable use policy, and as may otherwise be specified in the binding agreement he or she signed with CGI the member must use said property solely for work-related purposes as specified in the binding agreement he or she signed upon joining CGI.… More specifically, the members must use CGI’s systems infrastructures in a manner consistent with legal requirements, professional ethics, the policies established by the administrators of CGI’s network and of any external networks that the member uses, and must respect the copyrights protecting any software that the member also uses. As well, members must never use the clients’ systems infrastructures, including the clients’ software, for any purpose that is not work-related. CGI applies a zero-tolerance policy to any abuse of its systems infrastructures or those of its clients.

At the end of employment, members are required to return all CGI property and assets in their possession to their manager or to a designated CGI representative.

Health and Safety

CGI is committed to providing a safe and healthy work environment for all members. Accordingly, members are expected to observe the following rules:

Drug-Free Workplace

CGI maintains a drug-free workplace. Accordingly, in the workplace, members may not:

•	Use, sell, or possess illegal drugs;

© 2016 CGI GROUP INC.	47	Proprietary

•	Abuse or misuse controlled substances, prescription drugs, or over-the-counter medications; or

•	Abuse alcohol.

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

vi)	not make unusual financial arrangements with a client or a supplier (such as, over-invoicing or under-invoicing) for payments on their behalf to a party not related to the transaction.

© 2016 CGI GROUP INC.	48	Proprietary

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

© 2016 CGI GROUP INC.	49	Proprietary

5.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

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

© 2016 CGI GROUP INC.	50	Proprietary

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

© 2016 CGI GROUP INC.	51	Proprietary

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

© 2016 CGI GROUP INC.	52	Proprietary

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

© 2016 CGI GROUP INC.	53	Proprietary

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

© 2016 CGI GROUP INC.	54	Proprietary

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

© 2016 CGI GROUP INC.	55	Proprietary

iii)	Procedure for Reporting Discrimination or Harassment—Any member of CGI who feels discriminated against or harassed can and should, in all confidence and without fear of reprisal, personally report the facts to the vice-president of his or her business unit and to the human resources leader either in that business unit, in the country or at the corporate head office. The facts will be examined carefully by these two individuals. Neither the name of the person reporting the facts nor the circumstances surrounding them will be disclosed to anyone whatsoever, unless such disclosure is necessary for an investigation or disciplinary action. Any disciplinary action will be determined by these same two people and will be proportional to the seriousness of the behaviour concerned. CGI will also provide appropriate assistance to any member who is a victim of discrimination or harassment. In addition, retaliation against persons who make complaints of harassment, witness harassment, offer testimony or are otherwise involved in the investigation of harassment complaints will not be tolerated.

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

© 2016 CGI GROUP INC.	56	Proprietary

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

© 2016 CGI GROUP INC.	57	Proprietary

Questions to consider when making charitable payments:

1.	Is the organization or body receiving the payment duly registered and does it otherwise comply with applicable law?

2.	Is the organization or body, including its board of directors and other representatives, free of any political or other undue influence?

3.	What is the purpose of the payment?

4.	Is the payment consistent with CGI’s internal guidelines on charitable giving?

5.	Is the payment at the request of a foreign official?

6.	Is a foreign official associated with the charity and, if so, can the foreign official make decisions regarding CGI’s business in that country?

7.	Is the payment conditioned on receiving business or other benefits?

10.	COMPLIANCE WITH THE CODE

Management responsibilities

CGI’s managers have a special duty to be role models of appropriate business conduct and to see that the principles and policies of this Code and of other CGI guidelines and policies referred to in this Code are upheld. This means:

i)	Copy of the Code - Ensuring that all members have a copy of the Code, and that they understand and comply with its provisions.

ii)	Assistance - Offering assistance and explanations to any member who has questions, doubts or is in a difficult situation. Managers are also required to counsel members promptly when their conduct or behaviour is inconsistent with the Code.

iii)	Enforcement - Taking prompt and decisive action when a violation of the Code has occurred, in consultation with the CGI Legal Department. If a manager knows a member is contemplating a prohibited action and does nothing, the manager will be held responsible along with the member.

© 2016 CGI GROUP INC.	58	Proprietary

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

CGI’s policy on incident reporting is entitled the Serious Ethical Incidents Reporting Policy and is available on the CGI Enterprise Portal.

iv)	Consequences - Unethical behaviour, violations of this Code and of CGI’s other guidelines and policies, as well as withholding information during the course of an investigation regarding a possible violation of the Code, may result in disciplinary action which will be commensurate with the seriousness of the behaviour. Such action could include termination as well as civil or criminal action.

© 2016 CGI GROUP INC.	59	Proprietary

11.	ADMINISTRATION OF THE CODE

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

Questions

Questions concerning this Code should be referred to a member’s manager who, when warranted, shall report to CGI’s Corporate Secretary.

© 2016 CGI GROUP INC.	60	Proprietary

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

Ethics

Supporting CGI’s objectives, officers in performing their duties will carry out their responsibilities at all times in a way that promotes ethics in their leadership. The officers will:

(i)	Undertake their responsibilities in a vigilant manner in the interests of CGI and to avoid any real or perceived impression of personal advantage;

(ii)	Advance CGI’s legitimate interests when the opportunity arises at all times ahead of their own interests;

(iii)	Proactively promote ethical behavior among subordinates and peers; and

(iv)	Use corporate assets and resources in a responsible and fair manner, having regard for the interests of CGI.

© 2016 CGI GROUP INC.	61	Proprietary

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

© 2016 CGI GROUP INC.	62	Proprietary

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

Accountability

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

© 2016 CGI GROUP INC.	63	Proprietary

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

© 2016 CGI GROUP INC.	64	Proprietary

Key principles

1.	BRIBES MUST NOT BE OFFERED OR ACCEPTED

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

© 2016 CGI GROUP INC.	65	Proprietary

4.	DOCUMENT AND REPORT

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

© 2016 CGI GROUP INC.	66	Proprietary

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

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Gifts that would be illegal under local or Anti-Corruption Laws;

•	Gifts to or from parties engaged in a public tender or competitive bidding process;

•	Any gift of cash or cash equivalents, or securities;

•	Any gift where something is expected in return;

© 2016 CGI GROUP INC.	67	Proprietary

•	Any gift that appears excessive based on common sense standards or local custom;

•	Any gift that is paid for personally.

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

© 2016 CGI GROUP INC.	68	Proprietary

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

© 2016 CGI GROUP INC.	69	Proprietary

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

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Excessive commissions to third-party representatives or consultants;

•	Third-party “consulting agreements” that include only vaguely described services;

•	Family, business, or other “special” ties with government or political officials;

•	Reputation for violating local law or company policy;

•	Negative press, rumors, allegations or sanctions;

•	Requests from government officials or clients to engage or hire specific Third Parties;

•	Lack of credentials for the nature of the work being performed by the Third Party;

•	Request to make payment to an entity located in an off-shore tax haven;

•	Lack of an office or established place of business, or a shell-company incorporated in an offshore jurisdiction;

•	Requests for payment of non-contracted amounts, or lack of documentation for services performed;

•	Convoluted or complex payment requests (such as payments to third parties or to accounts in other countries, requests for payments in cash, or requests for up-front payments);

•	Requests for political or charitable contributions or other favors as a way of influencing official action;

•	Requests for specific sums of money to “fix” problems or “make them go away.”

© 2016 CGI GROUP INC.	70	Proprietary

4.	Facilitation payments

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

Red flags

Examples of common “red flags” that could indicate money laundering include the following:

•	Refusal to disclose the source of funds or the beneficial ownership of funds;

•	Uncertain qualifications of a participant for a proposed transaction; for example, if the principal business of such participant appears to be unrelated to such transaction;

© 2016 CGI GROUP INC.	71	Proprietary

•	Cash payments;

•	Payments to and from tax haven jurisdictions;

•	Complicated payment and transaction structures, including the use of multiple parties in transactions where payments and shipments are made to or from third parties which are not parties to the underlying contract;

•	Criminal connections of transaction participants.

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

© 2016 CGI GROUP INC.	72	Proprietary

Questions about this Policy

Questions about the application of this Policy to specific circumstances can be directed to ethics.crp@cgi.com. Questions can also be directed to your local CGI Legal Department or Human Resources representative.

© 2016 CGI GROUP INC.	73	Proprietary

CGI
5. Appendices

© 2016 CGI GROUP INC.	74	Proprietary

APPENDIX A

Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

© 2016 CGI GROUP INC.	75	Proprietary

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

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

© 2016 CGI GROUP INC.	76	Proprietary

1.5	additional independence requirements

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

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

© 2016 CGI GROUP INC.	77	Proprietary

Appendix B:

Limits on Permissible Gifts and Hospitalities for Government Officials

The following table sets forth guidelines contained in applicable local law for permissible limits on Gifts and Hospitalities being offered or made by CGI members to Government Officials in select jurisdictions where CGI operates its business:

Country	Limit for Gifts	Limits for Hospitality
Australia	AUD 38 (approximately CAD 30)	AUD 125 (approximately CAD 100)
Austria	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel
Brazil	BRL 100 (CAD 55)	BRL 100 (approximately CAD 55) recommended
Canada	CAD 24	CAD 47 breakfast; CAD 70 lunch; CAD 95 dinner; CAD 29 refreshments
China	RMB 200 (approximately CAD 29)	RMB 515 (approximately CAD 75)
France	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
Germany	items of symbolic value EUR 35 (approximately CAD 50), such as pens, calendars and other items with the Company logo	EUR 65 (approximately CAD 100), opinion of local counsel recommended
India	INR 1,000 (approximately CAD 22)	INR 1,000 (approximately CAD 22) recommended
Ireland	EUR 30 (approximately CAD 42)	EUR 100 (approximately CAD 141)
Japan	requires opinion of local counsel, except gift items distributed widely for commemorative purposes, and commemorative gifts at a buffet party where more than 20 guests are in attendance	requires opinion of local counsel, except refreshments at Company premises, e.g., cup of coffee
Netherlands	EUR 50 (approximately CAD 70), with prior approval of recipient’s supervisor	meals not permissible, except as part of a seminar, fair or similar event with prior approval of recipient’s supervisor

© 2016 CGI GROUP INC.	78	Proprietary

Country	Limit for Gifts	Limits for Hospitality
New Zealand	NZD 30 (approximately CAD 19)	NZD 80 (approximately CAD 52)*
Philippines	gifts, such as Company souvenirs of minor value, e.g., PHP 1,500 (approximately CAD 30)	PHP 1,500 (approximately CAD 30)
Poland	Requires opinion of local counsel, except for small Company souvenirs of minor value, e.g., pen	PLN 240 (approximately CAD 100)
Russia	RUB 500 (approximately CAD 20	RUB 2,500 (approximately CAD 100)
Singapore	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel, except for modest working lunch/refreshments at Company premises
South Africa	ZAR 350 (approximately CAD 44)	ZAR 815 (approximately CAD 75)
Spain	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
United Kingdom	requires opinion of CGI Legal Department	requires opinion of CGI Legal Department
United States	Requires opinion of CGI Legal Department	requires opinion of CGI Legal Department

© 2016 CGI GROUP INC.	79	Proprietary

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

George D.Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 8, 2016

FISCAL 2016 RESULTS

Management’s and Auditor’s Reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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

As of the end of the Company’s 2016 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2016, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2016, has been audited by the Company’s independent auditors, as stated in their report appearing on page 56.

George D.Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 8, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2016, and our report dated November 8, 2016 expressed an unqualified opinion thereon.

Ernst & Young LLP

Montréal, Canada

November 8, 2016

1.	CPA auditor, CA, public accountancy permit No. A122227

FISCAL 2016 RESULTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2016 and 2015 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2016 and 2015, and its financial performance and its cash flows for the years ended September 30, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) and our report dated November 8, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP

Montréal, Canada

November 8, 2016

1. CPA auditor, CA, public accountancy permit No. A122227

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2016	2015
	$	$
Revenue	10,683,264	10,287,096
Operating expenses
Costs of services, selling and administrative (Note 22)	9,120,929	8,819,055
Restructuring costs (Note 12)	29,100	35,903
Net finance costs (Note 24)	78,426	92,857
Foreign exchange loss	2,024	10,733
	9,230,479	8,958,548
Earnings before income taxes	1,452,785	1,328,548
Income tax expense (Note 15)	384,069	350,992
Net earnings	1,068,716	977,556
Earnings per share (Note 20)
Basic earnings per share	3.51	3.14
Diluted earnings per share	3.42	3.04

See Notes to the Consolidated Financial Statements.

FISCAL 2016 RESULTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Net earnings	1,068,716	977,556
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(274,283)	599,650
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	18,446	(246,662)
Net unrealized (losses) gains on cash flow hedges	(18,297)	17,708
Net unrealized gains on available-for-sale investments	229	142
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(20,193)	(1,236)
Other comprehensive (losses) income	(294,098)	369,602
Comprehensive income	774,618	1,347,158

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Assets
Current assets
Cash and cash equivalents (Note 26)	596,529	305,262
Accounts receivable (Note 4)	1,101,606	1,097,863
Work in progress	935,496	873,099
Current derivative financial instruments (Note 30)	22,226	26,567
Prepaid expenses and other current assets	170,393	160,638
Income taxes	7,876	5,702
Total current assets before funds held for clients	2,834,126	2,469,131
Funds held for clients (Note 5)	369,530	496,397
Total current assets	3,203,656	2,965,528
Property, plant and equipment (Note 6)	439,293	473,109
Contract costs (Note 7)	211,018	189,235
Intangible assets (Note 8)	509,781	568,811
Other long-term assets (Note 9)	86,970	69,353
Long-term financial assets (Note 10)	129,383	122,820
Deferred tax assets (Note 15)	179,898	261,431
Goodwill (Note 11)	6,933,333	7,136,983
	11,693,332	11,787,270

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,107,863	1,113,636
Accrued compensation	523,553	571,883
Current derivative financial instruments (Note 30)	4,517	28,106
Deferred revenue	390,367	416,329
Income taxes	159,410	159,562
Provisions (Note 12)	34,924	94,398
Current portion of long-term debt (Note 13)	192,036	230,906
Total current liabilities before clients’ funds obligations	2,412,670	2,614,820
Clients’ funds obligations	365,994	492,965
Total current liabilities	2,778,664	3,107,785
Long-term provisions (Note 12)	40,454	62,637
Long-term debt (Note 13)	1,718,939	1,896,181
Other long-term liabilities (Note 14)	244,307	277,223
Long-term derivative financial instruments (Note 30)	46,473	225
Deferred tax liabilities (Note 15)	183,579	170,987
Retirement benefits obligations (Note 16)	216,308	190,063
	5,228,724	5,705,101
Equity
Retained earnings	3,778,848	3,057,578
Accumulated other comprehensive income (Note 17)	304,128	598,226
Capital stock (Note 18)	2,194,731	2,254,245
Contributed surplus	186,901	172,120
	6,464,608	6,082,169
	11,693,332	11,787,270

See Notes to the Consolidated Financial Statements.

Approved by the Board
	George D. Schindler	Serge Godin
	Director	Director

FISCAL 2016 RESULTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	1,068,716	—	—	—	1,068,716
Other comprehensive loss	—	(294,098)	—	—	(294,098)
Comprehensive income (loss)	1,068,716	(294,098)	—	—	774,618
Share-based payment costs	—	—	—	38,299	38,299
Income tax impact associated with stock options	—	—	—	19,704	19,704
Exercise of stock options (Note 18)	—	—	111,405	(21,972)	89,433
Exercise of performance share units (“PSUs”) (Note 18)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 18)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(21,795)	—	(21,795)
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	977,556	—	—	—	977,556
Other comprehensive income	—	369,602	—	—	369,602
Comprehensive income	977,556	369,602	—	—	1,347,158
Share-based payment costs	—	—	—	30,414	30,414
Income tax impact associated with stock options	—	—	—	5,952	5,952
Exercise of stock options (Note 18)	—	—	67,028	(13,474)	53,554
Exercise of PSUs (Note 18)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 18)	(275,986)	—	(56,549)	—	(332,535)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(11,099)	—	(11,099)
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Operating activities
Net earnings	1,068,716	977,556
Adjustments for:
Amortization and depreciation (Note 23)	400,060	424,044
Deferred income taxes (Note 15)	96,490	61,718
Foreign exchange gain	(2,618)	(2,681)
Share-based payment costs	38,299	30,414
Net change in non-cash working capital items (Note 26)	(267,873)	(201,741)
Cash provided by operating activities	1,333,074	1,289,310

Investing activities
Business acquisitions	(38,442)	—
Purchase of property, plant and equipment	(165,516)	(122,492)
Proceeds from sale of property, plant and equipment	10,254	12,910
Additions to contract costs	(103,156)	(78,815)
Additions to intangible assets	(100,963)	(71,357)
Proceeds from sale of intangible assets	—	2,345
Purchase of long-term investments	(14,701)	(14,995)
Proceeds from sale of long-term investments	29,629	10,259
Payments received from long-term receivables	164	5,018
Cash used in investing activities	(382,731)	(257,127)

Financing activities
Increase of long-term debt	40,508	62,506
Repayment of long-term debt	(223,159)	(964,072)
Settlement of derivative financial instruments (Note 30)	(24,057)	(121,615)
Purchase of Class A subordinate shares held in trust (Note 18)	(21,795)	(11,099)
Repurchase of Class A subordinate shares (Note 18)	(527,286)	(323,069)
Issuance of Class A subordinate shares	89,485	53,686
Cash used in financing activities	(666,304)	(1,303,663)
Effect of foreign exchange rate changes on cash and cash equivalents	7,228	41,027
Net increase (decrease) in cash and cash equivalents	291,267	(230,453)
Cash and cash equivalents, beginning of year	305,262	535,715
Cash and cash equivalents, end of year	596,529	305,262

Supplementary cash flow information (Note 26).

See Notes to the Consolidated Financial Statements.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

The Company’s consolidated financial statements for the years ended September 30, 2016 and 2015 were authorized for issue by the Board of Directors on November 8, 2016.

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

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

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

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

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

Revenue from sales of third party vendor products, such as software licenses, hardware or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company, has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.

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

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

For the years ended September 30, 2016 and 2015

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

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of outsourcing and BPS contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client but the contract has not yet been signed.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

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

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

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

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as expected taxable income or profit, the history of the taxable profits and availability of tax planning strategies.

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

For the years ended September 30, 2016 and 2015

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

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

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

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

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

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors. The expense is recognized, within costs of services, selling and administrative, for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

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

For the years ended September 30, 2016 and 2015

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

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks. No derivative financial instruments are held or used for trading purposes.

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

CASH FLOW HEDGES

Cash flow hedges on future revenue and long-term debt

The majority of the Company’s costs are denominated in currency other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES (CONTINUED)

Those derivatives are documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

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

For the years ended September 30, 2016 and 2015

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

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, “Leases”, “Leases”, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

4.	Accounts receivable

	As at September 30, 2016	As at September 30, 2015
	$	$
Trade (Note 30)	816,885	889,192
Other[1]	284,721	208,671
	1,101,606	1,097,863

1

Other accounts receivable include tax credits for the Development of E-Business, other tax credits for Research and Development and job and economic growth initiatives. The tax credits represent approximately $187,047,000 and $139,972,000 of other accounts receivable in 2016 and 2015, respectively.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

5.	Funds held for clients

	As at September 30, 2016	As at September 30, 2015
	$	$
Cash	173,554	299,433
Long-term bonds (Note 30)	195,976	196,964
	369,530	496,397

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Additions	650	18,987	19,085	134,322	173,044
Disposals/retirements	(12,947)	(16,123)	(9,278)	(114,575)	(152,923)
Foreign currency translation adjustment	(3,559)	(6,265)	(3,947)	(33,638)	(47,409)
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Accumulated depreciation
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Depreciation expense (Note 23)	5,590	19,860	17,187	120,468	163,105
Disposals/retirements	(3,673)	(16,123)	(6,522)	(102,245)	(128,563)
Foreign currency translation adjustment	(1,505)	(4,120)	(2,212)	(20,177)	(28,014)
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Net carrying amount as at September 30, 2016	53,575	59,357	68,233	258,128	439,293

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Additions	6,542	4,556	8,944	120,434	140,476
Disposals/retirements	—	(13,491)	(10,693)	(108,695)	(132,879)
Foreign currency translation adjustment	5,533	13,287	11,277	50,248	80,345
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Accumulated depreciation
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Depreciation expense (Note 23)	3,183	26,982	20,723	122,778	173,666
Disposals/retirements	—	(13,444)	(10,497)	(92,367)	(116,308)
Foreign currency translation adjustment	1,264	8,300	6,105	28,686	44,355
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Net carrying amount as at September 30, 2015	69,843	62,375	70,826	270,065	473,109

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2016			As at September 30, 2015
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	18,030	9,082	8,948	14,033	7,953	6,080
Computer equipment	64,484	40,668	23,816	85,318	53,533	31,785
	82,514	49,750	32,764	99,351	61,486	37,865

7.	Contract costs

	As at September 30, 2016			As at September 30, 2015
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	392,908	189,381	203,527	414,604	235,640	178,964
Incentives	97,140	89,649	7,491	100,811	90,540	10,271
	490,048	279,030	211,018	515,415	326,180	189,235

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Additions	5,669	17,112	1,943	37,501	68,683	8,984	139,892
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,795)	—	(93,676)
Foreign currency translation adjustment	(5,175)	(120)	(1,914)	(7,099)	(6,206)	(28,551)	(49,065)
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Accumulated amortization
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Amortization expense (Note 23)	9,880	4,066	6,467	30,341	35,583	90,558	176,895
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,196)	—	(93,077)
Foreign currency translation adjustment	(3,364)	(17)	(1,484)	(3,844)	(2,410)	(16,518)	(27,637)
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Net carrying amount as at September 30, 2016	20,456	25,819	12,598	144,427	102,184	204,297	509,781

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Additions	2,241	7,269	369	38,100	38,409	—	86,388
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(40,373)	(26,213)	(99,435)
Foreign currency translation adjustment	5,238	237	8,977	44,504	11,598	84,521	155,075
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Accumulated amortization
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Amortization expense (Note 23)	10,666	3,125	10,391	25,460	30,664	106,000	186,306
Impairment (Note 23)	—	—	—	5,289	—	—	5,289
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(38,028)	(26,213)	(97,090)
Foreign currency translation adjustment	3,574	98	8,340	26,734	7,060	62,980	108,786
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Net carrying amount as at September 30, 2015	26,478	12,876	17,552	140,522	73,479	297,904	568,811

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Other long-term assets

	As at September 30, 2016	As at September 30, 2015
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	24,435	24,225
Retirement benefits assets (Note 16)	8,797	9,096
Deferred financing fees	2,882	3,286
Long-term maintenance agreements	20,942	14,971
Deposits	9,893	9,747
Other	20,021	8,028
	86,970	69,353
10. Long-term financial assets
	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred compensation plan assets (Note 16 and Note 30)	42,139	38,238
Long-term investments (Note 30)	27,246	42,202
Long-term receivables	10,239	11,609
Derivative financial instruments (Note 30)	49,759	30,771
	129,383	122,820

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.	Goodwill

The Company’s operations are managed through the following seven operating segments referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test as at September 30, 2016 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2015	1,779,793	1,214,993	1,111,702	866,688	992,662	865,113	306,032	7,136,983
Business acquisitions	—	—	444	26,964	—	—	—	27,408
Foreign currency translation adjustment	(36,773)	(24,378)	—	(12,025)	(153,646)	(11,802)	7,566	(231,058)
As at September 30, 2016	1,743,020	1,190,615	1,112,146	881,627	839,016	853,311	313,598	6,933,333

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2016	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.8	10.0	9.0	9.2	8.1	9.1	19.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

As at September 30, 2015	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.3	11.4	9.0	10.6	9.9	10.8	19.5
Long-term growth rate of net operating cash flows[1]	2.0	1.8	2.0	1.9	1.8	1.7	2.0

[1]	The long-term growth rate is based on published industry research.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Provisions

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Additional provisions	2,639	2,168	4,891	29,100	38,798
Utilized amounts	(13,492)	(10,553)	(2,278)	(69,724)	(96,047)
Reversals of unused amounts	(10,480)	(6,160)	(1,593)	—	(18,233)
Discount rate adjustment and imputed interest	184	—	433	—	617
Foreign currency translation adjustment	(2,088)	(614)	(3,500)	(590)	(6,792)
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Current portion	6,362	9,000	8,582	10,980	34,924
Non-current portion	9,884	—	28,124	2,446	40,454

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Additional provisions	8,468	4,902	362	32,836	46,568
Utilized amounts	(15,262)	(2,919)	(489)	(70,416)	(89,086)
Reversals of unused amounts	(2,957)	(9,803)	(8,875)	—	(21,635)
Discount rate adjustment and imputed interest	319	—	431	—	750
Foreign currency translation adjustment	3,266	386	2,543	348	6,543
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Current portion	15,408	24,159	7,460	47,371	94,398
Non-current portion	24,075	—	31,293	7,269	62,637

[1]

As at September 30, 2016, the timing of cash outflows relating to these provisions ranges between one and seven years (one and eight years as at September 30, 2015) and they were discounted at a weighted average rate of 0.77% (0.85% as at September 30, 2015). The reversals of unused amounts are mostly due to favourable settlements.

[2]

As at September 30, 2016, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of nil, $5,289,000 and $3,711,000, respectively (as at September 30, 2015, $9,854,000, $6,405,000 and $7,900,000, respectively). The reversals of unused amounts are mostly due to favourable settlements of tax exposures and employee claims.

[3]

As at September 30, 2016, the decommissioning liability was based on the expected cash flows of $37,472,000 ($39,574,000 as at September 30, 2015) and was discounted at a weighted average rate of 0.98% (1.13% as at September 30, 2015). The timing of the settlement of these obligations ranges between one and eleven years as at September 30, 2016 (one and eight years as at September 30, 2015). The reversals of unused amounts are mostly due to favourable settlements.

[4]

During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. For the year ended September 30, 2016, the Company incurred $29,100,000 of the announced program ($35,903,000 during the year ended September 30, 2015) of which $29,100,000 ($32,836,000 for the year ended September 30, 2015) was accounted for in the provision for restructuring and nil ($3,067,000 for the year ended September 30, 2015) was accounted for in the provision for onerous leases.

During the year ended September 30, 2016, the Company paid in total $57,353,000 related to the restructuring program ($1,567,000 during the year ended September 30, 2015) of which $55,568,000 ($1,567,000 for the year ended September 30, 2015) was for restructuring and $1,785,000 (nil for the year ended September 30, 2015) was for onerous leases. In addition, during the year ended September 30, 2016, the Company paid in total $19,431,000 related to the integration of Logica plc ($74,363,000 during the year ended September 30, 2015) of which $14,156,000 ($68,849,000 for the year ended September 30, 2015) was for restructuring and $5,275,000 ($5,514,000 for the year ended September 30, 2015) was for onerous leases.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt

	As at September 30, 2016	As at September 30, 2015
	$	$

Senior U.S. unsecured notes repayable in December by tranches of $111,529 (U.S.$85,000) in 2016, $183,694 (U.S.$140,000) in 2018 and $328,025 (U.S.$250,000) in 2021[1]	630,881	640,693

Senior unsecured notes repayable in September by tranches of $52,484 (U.S.$40,000) in 2019, $72,166 (U.S.$55,000) in 2021, $393,630 (U.S.$300,000) in 2024, $459,235 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $125,350 (€85,000) in 2021[2]	1,102,155	1,124,487

Unsecured committed term loan credit facility[3]	—	129,222

Obligations repayable in blended monthly installments maturing at various dates until 2021, bearing a weighted average interest rate of 2.57% (2.70% in 2015)	111,205	152,078

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2022, bearing a weighted average interest rate of 3.40% (3.48% in 2015)	42,172	57,170

Other long-term debt	24,562	23,437
	1,910,975	2,127,087
Current portion	192,036	230,906
	1,718,939	1,896,181

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2019. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2016, no amount was drawn upon this facility. Also, an amount of $33,914,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 8, 2016, the facility was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[1]

As at September 30, 2016, an amount of $623,248,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $7,992,000 less financing fees of $359,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 3.4 years and a weighted average interest rate of 4.57% (4.57% in 2015). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[2]

As at September 30, 2016, an amount of $1,102,865,000 was drawn, less financing fees of $710,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 5.9 years and a weighted average interest rate of 3.62% (3.62% in 2015). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[3]

In January 2016, the Company repaid in advance, without penalty, the remaining portion of the May 2016 maturing tranche of unsecured committed term loan credit facility for a total amount of $129,736,000. Following the debt repayment, the Company settled the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 with no material impact, and settled the related cross-currency swap with a notional amount of $109,730,000 (Note 30).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt (continued)

Principal repayments on long-term debt, excluding fair value hedges, obligations under finance leases and financing fees, over the forthcoming years are as follows:

			$
Less than one year			173,362
Between one and two years			101,253
Between two and five years			664,496
Beyond five years			922,769
Total principal payments on long-term debt			1,861,880

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	18,738	978	19,716
Between one and two years	11,193	596	11,789
Between two and five years	11,479	453	11,932
Beyond five years	762	6	768
Total minimum finance lease payments	42,172	2,033	44,205

14.	Other long-term liabilities

	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred revenue	151,292	167,576
Deferred compensation plan liabilities (Note 16)	43,844	40,940
Deferred rent	43,118	56,165
Other	6,053	12,542
	244,307	277,223

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes

	Year ended September 30
	2016	2015
	$	$
Current income tax expense
Current income tax expense in respect of the current year	294,992	302,813
Adjustments recognized in the current year in relation to the income tax expense of prior years	(7,413)	(13,539)
Total current income tax expense	287,579	289,274
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	106,939	76,953
Deferred income tax expense relating to changes in tax rates	7,776	1,456
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	928	(901)
Recognition of previously unrecognized temporary differences	(19,153)	(15,790)
Total deferred income tax expense	96,490	61,718
Total income tax expense	384,069	350,992

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2016	2015
	%	%
Company’s statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	0.9	0.3
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.4)	(1.1)
Non-deductible and tax exempt items	(1.0)	0.5
Recognition of previously unrecognized temporary differences	(1.3)	(1.2)
Minimum income tax charge	0.8	0.9
Impact on future tax assets and liabilities resulting from tax rate changes	0.5	0.1
Effective income tax rate	26.4	26.4

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2015	Additions from business acquisition	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2016
			$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	73,483	—	10,259	—	—	(2,650)	81,092
Tax benefits on losses carried forward	224,397	—	(76,391)	—	—	(13,281)	134,725
Accrued compensation	57,439	93	(23,819)	—	8,468	(401)	41,780
Retirement benefits obligations	32,491	—	3,041	6,565	—	(832)	41,265
Allowance for doubtful accounts	4,400	—	(3,698)	—	—	(104)	598
PP&E, contract costs, intangible assets and other long-term assets	(145,720)	(2,576)	13,632	—	—	(1,999)	(136,663)
Work in progress	(68,167)	—	(12,921)	—	—	1,538	(79,550)
Goodwill	(54,807)	—	(2,309)	—	—	1,066	(56,050)
Refundable tax credits on salaries	(21,131)	—	(1,085)	—	—	—	(22,216)
Cash flow hedges	(14,061)	—	265	3,959	—	802	(9,035)
Other liabilities	2,120	154	(3,464)	1,196	—	367	373
Deferred income taxes, net	90,444	(2,329)	(96,490)	11,720	8,468	(15,494)	(3,681)

	As at September 30, 2014	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2015
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	79,971	(14,397)	—	—	7,909	73,483
Tax benefits on losses carried forward	269,134	(58,650)	—	—	13,913	224,397
Accrued compensation	57,406	(7,846)	—	(386)	8,265	57,439
Retirement benefits obligations	35,315	(3,267)	(519)	—	962	32,491
Allowance for doubtful accounts	3,827	210	—	—	363	4,400
PP&E, contract costs, intangible assets and other long-term assets	(160,592)	27,278	—	—	(12,406)	(145,720)
Work in progress	(56,068)	(1,992)	—	—	(10,107)	(68,167)
Goodwill	(46,757)	211	—	—	(8,261)	(54,807)
Refundable tax credits on salaries	(17,966)	(3,165)	—	—	—	(21,131)
Cash flow hedges	(2,417)	(33)	(11,176)	—	(435)	(14,061)
Other liabilities	5,591	(67)	(2,578)	—	(826)	2,120
Deferred income taxes, net	167,444	(61,718)	(14,273)	(386)	(623)	90,444

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred tax assets	179,898	261,431
Deferred tax liabilities	(183,579)	(170,987)
	(3,681)	90,444

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

As at September 30, 2016, the Company had $744,092,000 ($1,104,894,000 as at September 30, 2015) in operating tax losses carried forward, of which $105,505,000 ($131,980,000 as at September 30, 2015) expire at various dates up to 2036 and $638,587,000 ($972,914,000 as at September 30, 2015) have no expiry dates. The Company recognized a deferred tax asset of $170,075,000 ($267,350,000 as at September 30, 2015) on the losses carried forward and recognized a valuation allowance of $39,430,000 ($48,653,000 as at September 30, 2015). The resulting net deferred tax asset of $130,645,000 ($218,697,000 as at September 30, 2015) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $143,700,000 ($167,100,000 as at September 30, 2015).

As at September 30, 2016, the Company had $662,334,000 ($663,275,000 as at September 30, 2015) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $113,125,000 ($130,903,000 as at September 30, 2015) on the losses carried forward and recognized a valuation allowance of $109,045,000 ($125,203,000 as at September 30, 2015). The resulting net deferred tax asset of $4,080,000 ($5,700,000 as at September 30, 2015) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $638,300,000 ($634,800,000 as at September 30, 2015).

As at September 30, 2016, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in foreign subsidiaries for which a deferred tax liability has not been recognized amounted to $2,339,815,000 ($2,031,729,000 as at September 30, 2015).

The cash and cash equivalents held by foreign subsidiaries were $557,800,000 as at September 30, 2016 ($263,607,000 as at September 30, 2015). The tax implications and impact related to its repatriation have been accounted for and will not materially affect the Company’s liquidity.

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

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following description focuses mainly on plans registered in U.K., Germany and France:

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

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica Defined Benefit Pension plan policy is to invest 30% of the plan’s assets in equities and 70% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds.

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

The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme was performed in September 2015 and the results are expected to be available by the end of the 2016 calendar year. In the meantime, the Company continues to contribute to the CMG U.K. Pension Scheme in line with the last funding actuarial valuation, the quarterly payments of $3,074,000 to cover the deficit and approximately $342,000 to cover administration expenses.

The latest funding actuarial valuation for the Logica Defined Benefit Pension Plan was performed in June 2014 and reported a deficit of $3,074,000. During the year ended September 30, 2016, the Company contributed monthly payments of $102,000 to eliminate the funding shortfall and $10,000 to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former works council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(814,156)	(97,392)	(58,565)	(60,041)	(1,030,154)

Fair value of plan assets	792,665	12,403	—	17,575	822,643
	(21,491)	(84,989)	(58,565)	(42,466)	(207,511)
Fair value of reimbursement rights	—	23,269	—	1,166	24,435
Net liability recognized in the balance sheet	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,269	—	1,166	24,435

Retirement benefits assets	8,797	—	—	—	8,797

Retirement benefits obligations	(30,288)	(84,989)	(58,565)	(42,466)	(216,308)
	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(753,583)	(82,380)	(49,603)	(48,727)	(934,293)

Fair value of plan assets	726,224	12,046	—	15,056	753,326
	(27,359)	(70,334)	(49,603)	(33,671)	(180,967)
Fair value of reimbursement rights	—	23,074	—	1,151	24,225
Net liability recognized in the balance sheet	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,074	—	1,151	24,225

Retirement benefits assets	9,096	—	—	—	9,096

Retirement benefits obligations	(36,455)	(70,334)	(49,603)	(33,671)	(190,063)
	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

Liabilities assumed in a business acquisition	—	—	381	—	381

Current service cost	1,133	808	4,314	5,720	11,975

Interest cost	26,177	1,911	1,172	2,529	31,789

Actuarial losses due to change in financial assumptions[1]	199,229	15,576	8,178	4,849	227,832

Actuarial (gains) losses due to change in demographic assumptions[1]	(8,853)	—	(3,870)	121	(12,602)

Actuarial losses due to experience[1]	64	257	43	209	573

Past service cost	—	—	—	3,552	3,552

Plan participant contributions	181	—	—	22	203

Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)

Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)

Foreign currency translation adjustment[1]	(135,577)	(1,389)	(679)	(1,721)	(139,366)
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Defined benefit obligation of unfunded plans	—	—	58,565	34,436	93,001

Defined benefit obligation of funded plans	814,156	97,392	—	25,605	937,153
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

Obligations extinguished on settlement	—	—	—	(15,201)	(15,201)

Settlement gain	—	—	—	(1,819)	(1,819)

Current service cost	1,102	938	3,253	3,303	8,596

Interest cost	25,883	1,936	1,005	1,875	30,699

Actuarial losses (gains) due to change in financial assumptions[1]	14,421	1,206	(2,884)	4,134	16,877

Actuarial losses due to change in demographic assumptions[1]	5,496	—	4,556	1,568	11,620

Actuarial losses (gains) due to experience[1]	2,120	(2,328)	(928)	1,171	35

Past service cost	—	—	(343)	(103)	(446)

Plan participant contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(448)	—	(925)	(16,753)

Benefits paid directly by employer	—	(1,732)	(152)	(1,647)	(3,531)

Foreign currency translation adjustment[1]	75,888	4,773	2,556	6,858	90,075
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Defined benefit obligation of unfunded plans	—	—	49,603	26,891	76,494

Defined benefit obligation of funded plans	753,583	82,380	—	21,836	857,799
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

[1]	Amounts recognized in other comprehensive income.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	726,224	35,120	—	16,207	777,551

Interest income on plan assets	25,494	813	—	1,087	27,394

Employer contributions	17,896	2,024	577	5,302	25,799

Return on assets excluding interest income[1]	178,033	437	—	597	179,067

Plan participants contributions	181	—	—	22	203

Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)

Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)

Administration expenses paid from the plan	(1,839)	—	—	(3)	(1,842)

Foreign currency translation adjustment[1]	(131,543)	(571)	—	(504)	(132,618)
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Plan assets	792,665	12,403	—	17,575	822,643

Reimbursement rights	—	23,269	—	1,166	24,435
As at September 30, 2016	792,665	35,672	—	18,741	847,078

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Assets distributed on settlement	—	—	—	(15,201)	(15,201)

Interest income on plan assets	24,287	818	—	1,204	26,309

Employer contributions	17,975	2,191	152	1,863	22,181

Return on assets excluding interest income[1]	27,586	84	—	376	28,046

Plan participants contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(1,154)	—	(925)	(17,459)

Benefits paid directly by employer	—	(1,732)	(152)	(1,214)	(3,098)

Administration expenses paid from the plan	(2,161)	—	—	(6)	(2,167)

Foreign currency translation adjustment[1]	72,408	1,913	—	3,079	77,400
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Plan assets	726,224	12,046	—	15,056	753,326

Reimbursement rights	—	23,074	—	1,151	24,225
As at September 30, 2015	726,224	35,120	—	16,207	777,551

[1]	Amounts recognized in other comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	200,163	—	—	—	200,163

Quoted bonds	188,674	—	—	162	188,836

Property	30,004	—	—	—	30,004

Cash	62,708	—	—	55	62,763

Other[1]	311,116	12,403	—	17,358	340,877
	792,665	12,403	—	17,575	822,643

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	180,891	—	—	—	180,891

Quoted bonds	331,677	—	—	141	331,818

Property	37,740	—	—	—	37,740

Cash	43,490	—	—	10	43,500

Other[1]	132,426	12,046	—	14,905	159,377
	726,224	12,046	—	15,056	753,326

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2016	2015
	$	$
Current service cost	11,975	8,596

Settlement gain	—	(1,819)

Past service cost	3,552	(446)

Net interest on net defined benefit liability or asset	4,395	4,390

Administration expenses	1,842	2,167
	21,764	12,888

[1]

The expense was presented as costs of services, selling and administrative for an amount of $15,527,000 and as net finance costs for an amount of $6,237,000 ($6,331,000 and $6,557,000, respectively, for the year ended September 30, 2015) (Note 24).

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2016	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	2.31	1.04	1.04	3.86
Future salary increases	3.15	2.50	2.17	4.49
Future pension increases	3.11	1.50	—	—
Inflation rate	3.15	2.00	2.00	3.10

As at September 30, 2015	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.78	2.40	2.40	4.93
Future salary increases	3.27	2.50	3.14	4.66
Future pension increases	3.21	2.00	—	—
Inflation rate	3.27	2.00	2.00	3.29

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2016			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.2	20.0
Females			24.2	24.0
Longevity at age 45 for current members
Males			23.9	22.0
Females			26.1	26.0

As at September 30, 2015			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			24.4	23.0
Longevity at age 45 for current members
Males			24.1	22.0
Females			26.3	26.0

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2016: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2015 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G (3) and France: INSEE TVTD 2009-2011.

The following table shows the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2016	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(36,935)	(3,556)	(2,476)
Decrease of 0.25% in the discount rate	39,406	3,762	2,612
Salary increase of 0.25%	724	80	2,588
Salary decrease of 0.25%	(714)	(78)	(2,466)
Pension increase of 0.25%	17,860	1,802	—
Pension decrease of 0.25%	(16,963)	(1,721)	—
Increase of 0.25% in inflation rate	28,843	1,802	2,588
Decrease of 0.25% in inflation rate	(27,303)	(1,721)	(2,466)
Increase of one year in life expectancy	24,093	2,918	444
Decrease of one year in life expectancy	(23,900)	(2,601)	(485)

As at September 30, 2015	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,458)	(2,832)	(2,154)
Decrease of 0.25% in the discount rate	34,580	2,990	2,275
Salary increase of 0.25%	759	58	2,274
Salary decrease of 0.25%	(747)	(57)	(2,163)
Pension increase of 0.25%	14,804	1,452	—
Pension decrease of 0.25%	(14,089)	(1,390)	—
Increase of 0.25% in inflation rate	25,155	1,452	2,274
Decrease of 0.25% in inflation rate	(23,829)	(1,390)	(2,163)
Increase of one year in life expectancy	17,627	2,145	395
Decrease of one year in life expectancy	(17,656)	(1,927)	(426)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30

	2016	2015
	(in years)

U.K.	20	19
Germany	15	15
France	18	18
Other	13	14

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $19,161,000 to defined benefit plans during the next year, of which $16,046,000 relates to the U.K. plans, and $3,115,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $236,678,000 in 2016 ($228,746,000 in 2015).

In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE (“Alecta”) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.77% and the Company’s proportion of the total number of active members in the plan is 0.56%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2016, Alecta’s collective funding ratio was 142% (148% in 2015). The plan expense was $34,528,000 in 2016 ($38,052,000 in 2015). The Company expects to contribute $30,028,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2016, the deferred compensation liability totaled $43,844,000 ($40,940,000 as at September 30, 2015) (Note 14) and the deferred compensation assets totaled $42,139,000 ($38,238,000 as at September 30, 2015) (Note 10).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $41,423,000 as at September 30, 2016 ($37,439,000 as at September 30, 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Accumulated other comprehensive income

	As at September 30, 2016	As at September 30, 2015
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $69,777 as at September 30, 2016 ($72,873 as at September 30, 2015)	837,056	1,111,339

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $72,490 as at September 30, 2016 ($75,316 as at September 30, 2015)	(466,799)	(485,245)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $8,876 as at September 30, 2016 ($13,732 as at September 30, 2015)	13,931	32,228

Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $965 as at September 30, 2016 ($925 as at September 30, 2015)	2,947	2,718

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $25,160 as at September 30, 2016 ($19,820 as at September 30, 2015)	(83,007)	(62,814)
	304,128	598,226

For the year ended September 30, 2016, $11,834,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $6,725,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($9,092,000 of the net unrealized gains net of income tax expense of $4,101,000 for the year ended September 30, 2015).

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

For 2016 and 2015, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options1	3,187,455	67,028	—	—	3,187,455	67,028
PSUs exercised2	—	8,668	—	—	—	8,668
Repurchased and cancelled3	(6,725,735)	(54,918)	—	—	(6,725,735)	(54,918)
Repurchased and not cancelled3	—	(1,631)	—	—	—	(1,631)
Purchased and held in trust4	—	(11,099)	—	—	—	(11,099)
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options1	5,283,485	111,405	—	—	5,283,485	111,405
PSUs exercised2	—	21,250	—	—	—	21,250
Repurchased and cancelled3	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust4	—	(21,795)	—	—	—	(21,795)
Conversion of shares5	420,019	586	(420,019)	(586)	—	—
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731

[1]

The carrying value of Class A subordinate shares includes $21,972,000 ($13,474,000 in 2015), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2016, 969,241 PSUs were exercised (316,857 during the year ended September 30, 2015) with a recorded value of $21,250,000 ($8,668,000 as at September 30, 2015) that was removed from contributed surplus. As at September 30, 2016, 1,192,308 Class A subordinate shares were held in trust under the PSU plan (1,719,827 as at September 30, 2015) (Note 19b).

[3]

On January 27, 2016, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,425,992 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 11, 2016, until no later than February 3, 2017, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the year ended September 30, 2016, the Company repurchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. In addition, during the year ended September 30, 2016, the Company repurchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings.

During the year ended September 30, 2015 the Company repurchased 6,925,735 Class A subordinate shares under the previous NCIB for cash consideration of $332,535,000 and the excess of the purchase price over the carrying value in the amount of $275,986,000 was charged to retained earnings. As of September 30, 2015, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and were paid and cancelled during the year ended September 30, 2016 under the previous NCIB.

[4]	The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for cash consideration of $21,795,000 during the year ended September 30, 2016 (288,535 Class A subordinate shares for $11,099,000 during the year ended September 30, 2015).

[5]	During the year ended September 30, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2016, 35,145,143 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2016		2015
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	20,629,392	29.23	19,728,106	22.88
Granted	3,882,977	62.53	7,061,519	44.20
Exercised	(5,283,485)	16.93	(3,187,455)	16.80
Forfeited	(2,558,272)	39.39	(2,972,778)	35.85
Expired	(46,993)	14.22	—	—
Outstanding, end of year	16,623,619	39.40	20,629,392	29.23
Exercisable, end of year	7,798,604	24.10	10,612,717	18.55

The weighted average share price at the date of exercise for share options exercised in 2016 was $58.65 ($46.48 in 2015).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2016:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
7.72 to 9.41	395,531	1.78	9.12	395,531	9.12
11.39 to 13.26	822,710	2.49	12.28	822,710	12.28
14.48 to 15.96	1,328,787	4.00	15.48	1,328,787	15.48
19.28 to 21.31	376,291	5.00	19.74	376,291	19.74
23.65 to 30.79	2,772,192	6.21	23.88	2,772,192	23.88
34.68 to 38.79	2,246,237	7.31	37.19	1,496,521	37.13
39.47 to 47.36	1,205,116	8.13	39.66	576,167	39.71
47.81 to 56.69	3,844,955	8.99	48.45	30,405	51.37
57.21 to 63.23	3,631,800	9.99	63.20	—	—
	16,623,619	7.47	39.40	7,798,604	24.10

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2016	2015
Grant date fair value ($)	13.11	9.38
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	25.41	24.90
Risk-free interest rate (%)	0.56	0.98
Expected life (years)	4.00	4.00
Exercise price ($)	62.53	44.20
Share price ($)	62.53	44.20

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

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

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at September 30, 2016	1,192,308

[1]	The PSUs granted in 2016 had a grant date fair value of $48.35 per unit ($37.84 in 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

External members of the Board of Directors (“participants”) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2016, the number of outstanding DSUs was 107,856 (124,354 DSUs as at September 30, 2015).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative expenses is as follows:

	Year ended September 30
	2016	2015
	$	$
Stock options	17,720	17,027
PSUs	20,579	13,387
Share purchase plan	87,683	78,342
DSUs	2,916	2,307
	128,898	111,063

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2016			2015

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,068,716	304,808,130	3.51	977,556	311,477,555	3.14
Net effect of dilutive stock options and PSUs[2]		7,965,026			9,944,889
	1,068,716	312,773,156	3.42	977,556	321,422,444	3.04

[1]

During the year ended September 30, 2016, 9,519,875 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (6,925,735 and 1,719,827, respectively, during year ended September 30, 2015).

[2]	The calculation of the diluted earnings per share excluded 3,842,800 stock options for the year ended September 30, 2016 (3,801,637 for the year ended September 30, 2015), as they were anti-dilutive.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2016	September 30, 2015
	$	$
Recognized as:
Revenue in the respective year	1,443,169	1,416,488
Recognized as:
Amounts due from customers under construction contracts[1]	414,427	351,246
Amounts due to customers under construction contracts	(105,187)	(90,973)

[1]	As at September 30, 2016, retentions held by customers for contract work in progress amounted to $72,277,000 ($65,989,000 as at September 30, 2015).

22.	Costs of services, selling and administrative

	Year ended September 30
	2016	2015
	$	$
Salaries and other member costs[1]	6,254,917	6,050,985
Professional fees and other contracted labour	1,243,143	1,220,994
Hardware, software and data center related costs	795,347	708,206
Property costs	399,682	390,728
Amortization and depreciation (Note 23)	394,054	418,011
Other operating expenses	33,786	30,131
	9,120,929	8,819,055

[1]	Net of tax credits of $174,199,000 in 2016 ($113,416,000 in 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Amortization and depreciation

	Year ended September 30
	2016	2015
	$	$
Depreciation of PP&E1 (Note 6)	163,105	173,666
Amortization of intangible assets (Note 8)	176,895	186,306
Impairment of intangible assets[2] (Note 8)	—	5,289
Amortization of contract costs related to transition costs	54,054	52,750
Included in costs of services, selling and administrative (Note 22)	394,054	418,011

Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,221	3,327
Amortization of deferred financing fees (presented in finance costs)	1,154	1,188
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,631	1,518
	400,060	424,044

[1]	Depreciation of PP&E acquired under finance leases was $14,471,000 in 2016 ($16,895,000 in 2015).

[2]	The impairment of intangible assets, for the year ended September 30, 2015, relates to a business solution that was no longer expected to generate future economic benefits, and is included in the U.S. segment.

24.	Net finance costs

	Year ended September 30
	2016	2015
	$	$
Interest on long-term debt	70,257	86,252
Net interest cost on the net defined benefit plans (Note 16)	6,237	6,557
Other finance costs	3,542	766
Finance costs	80,036	93,575
Finance income	(1,610)	(718)
	78,426	92,857

25.	Investments in subsidiaries

There were no significant acquisitions or disposals for the year ended September 30, 2016 and 2015.

On November 4, 2016, the Company announced the closing of the acquisition of Collaborative Consulting, LLC (“Collaborative Consulting”), a system integration and consulting company headquartered in Boston, Massachusetts. The cash acquisition of all unit holder positions of Collaborative Consulting was completed effective November 3, 2016.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2016	2015
	$	$
Accounts receivable	(35,829)	23,335
Work in progress	(102,354)	23,553
Prepaid expenses and other assets	(18,573)	39,157
Long-term financial assets	(4,802)	979
Accounts payable and accrued liabilities	16,764	(36,720)
Accrued compensation	(43,528)	(46,399)
Deferred revenue	3,551	(72,405)
Provisions	(77,192)	(63,385)
Long-term liabilities	(11,897)	(57,665)
Retirement benefits obligations	(1,150)	444
Derivative financial instruments	(2,256)	(919)
Income taxes	9,393	(11,716)
	(267,873)	(201,741)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2016	2015
	$	$
Operating activities
Accounts receivable	(15)	(67)
Accounts payable and accrued liabilities	36,139	17,774
Provisions	1,074	—
	37,198	17,707
Investing activities
Purchase of property, plant and equipment	(15,427)	(20,044)
Additions of intangible assets	(32,608)	(13,720)
Additions of long-term financial assets	—	(5,608)
	(48,035)	(39,372)
Financing activities
Increase in obligations under finance leases	9,238	20,336
Increase in obligations other than finance leases	1,584	10,728
Issuance of shares	15	67
Repurchase of Class A subordinate shares (Note 18)	—	(9,466)
	10,837	21,665

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2016	2015
	$	$
Interest paid	82,369	88,894
Interest received	1,455	273
Income taxes paid	246,134	289,405

d) Cash and cash equivalents consisted fully of unrestricted cash as at September 30, 2016 and 2015.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information

The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 11).

						Year ended September 30, 2016

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,878,661	1,651,322	1,536,331	1,444,966	1,431,739	1,198,854	541,391	10,683,264
Earnings before restructuring costs, net finance costs and income tax expense1	486,295	186,742	345,483	174,685	154,262	114,256	98,588	1,560,311
Restructuring costs								(29,100)
Net finance costs								(78,426)
Earnings before income taxes								1,452,785

[1]

Total amortization and depreciation of $398,906,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $94,744,000, $69,385,000, $58,695,000, $34,542,000, $79,342,000, $40,427,000 and $21,771,000, respectively for the year ended September 30, 2016.

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

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue:

	2016	2015
	$	$
U.S.	2,969,506	2,985,577

Nordics

Sweden	829,080	847,737

Finland	648,981	637,564

Others	248,826	242,609

	1,726,887	1,727,910

Canada	1,643,680	1,507,326

France

France	1,433,354	1,259,975

Others	38,690	33,893

	1,472,044	1,293,868

U.K.	1,568,323	1,419,276

ECS

Netherlands	397,059	382,276

Germany	449,031	462,616

Others	318,991	348,423

	1,165,081	1,193,315

Asia Pacific

Others	137,743	159,824

	137,743	159,824

	10,683,264	10,287,096

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2016	As at September 30, 2015
	$	$
U.S.	290,303	304,571

Canada	283,121	243,838

U.K.	234,743	267,714

France	76,654	85,752

Sweden	72,795	92,823

Finland	34,745	53,168

Germany	46,825	53,176

Netherlands	30,487	35,912

Rest of the world	90,419	94,201
	1,160,092	1,231,155

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2016	2015
	$	$
Outsourcing

IT Services	4,680,329	4,543,278

BPS	1,099,342	1,042,352

Systems integration and consulting	4,903,593	4,701,466
	10,683,264	10,287,096

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. segment, accounted for $1,405,955,000 (13.2%) of revenues for the year ended September 30, 2016 ($1,437,877,000 (14%) for the year ended September 30, 2015).

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

Compensation of key management personnel, defined as the Executive Vice President and Chief Financial Officer, the Chief Operating Officer and the Board of Directors including the President and Chief Executive Officer, was as follows:

	2016	2015
	$	$
Short-term employee benefits	6,224	5,087
Share-based payments	23,803	15,165

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Commitments, contingencies and guarantees

a)	Commitments

At September 30, 2016, the Company is committed under the terms of operating leases with various expiration dates up to 2026, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $687,294,000, excluding costs for services and taxes.

The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	201,444
Between one and two years	160,133
Between two and five years	232,758
Beyond five years	92,959

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $223,289,000 ($290,713,000 in 2015), net of sublease income of $19,220,000 ($29,256,000 in 2015). As at September 30, 2016, the total future minimum sublease payments expected to be received under non-cancellable sublease were $25,801,000 ($97,442,000 as at September 30, 2015).

The Company entered into long-term service and other agreements representing a total commitment of $189,676,000. Minimum payments under these agreements are due as follows:

$
Less than one year	85,825
Between one and two years	64,719
Between two and five years	38,819
Beyond five years	313

b)	Contingencies

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

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10,753,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2016. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2016, the Company had committed a total of $30,877,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $94,983,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents certain financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2016		As at September 30, 2015

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,733,036	1,855,143	1,765,180	1,839,478
Unsecured committed term loan credit facility	Level 2	—	—	129,222	129,385
Other long-term debt	Level 2	24,562	22,843	23,437	22,049
		1,757,598	1,877,986	1,917,839	1,990,912

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2016	As at September 30, 2015
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	596,529	305,262
Deferred compensation plan assets	Level 1	42,139	38,238
		638,668	343,500
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	22,226	26,567
Long-term derivative financial instruments	Level 2	49,759	30,771
		71,985	57,338
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	195,976	196,964
Long-term investments	Level 2	27,246	42,202
		223,222	239,166
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	4,517	28,106
Long-term derivative financial instruments	Level 2	46,473	225
		50,990	28,331

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2016 and 2015.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2016	As at September 30, 2015
		$	$
Hedges on net investments in foreign operations

$831,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($109,730 as at September 30, 2015)	Long-term assets Current liabilities	31,603 —	— 22,297
Cash flow hedges on future revenue

nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$9,000 as at September 30, 2015)	Current liabilities	—	2,478

U.S.$31,033 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$42,296 as at September 30, 2015)	Current assets	3,358	1,388
	Long-term assets	—	1,284
	Current liabilities	58	1,220
	Long-term liabilities	—	86

$116,700 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($151,916 as at September 30, 2015)	Current assets	11,935	14,795
	Long-term assets	7,429	16,212

kr55,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr77,100 as at September 30, 2015)
	Current assets	1,463	1,279
	Long-term assets	—	879

€8,900 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€7,300 as at September 30, 2015)	Current assets	376	—
	Current liabilities	—	441

£15,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£25,200 as at September 30, 2015)	Current assets	5,094	59
	Long-term assets	—	12
	Current liabilities	—	47
	Long-term liabilities	—	139

€52,700 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€84,000 as at September 30, 2015)	Current assets	—	9,044
	Long-term assets	—	8,254
	Current liabilities	3,626	—
	Long-term liabilities	350	—

nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€5,000 as at September 30, 2015)	Current liabilities	—	339

€8,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€7,000 as at September 30, 2015)	Current assets	—	2
	Current liabilities	710	198

€8,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (nil as at September 30, 2015)	Current liabilities	123	—
Cash flow hedges on unsecured committed term loan credit facility
nil interest rate swaps floating-to-fixed ($109,730 as at September 30, 2015)	Current liabilities	—	1,086

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in derivative financial instruments	As at September 30, 2016	As at September 30, 2015
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2015)	Long-term liabilities	46,123	—

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2015)	Long-term assets	10,727	4,130

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

As at September 30, 2016, there were no changes in valuation techniques.

The Company expects that approximately $18,530,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2016 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2016, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of a portion of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

The Company was also exposed to interest rate risk on its unsecured committed term loan credit facility and held interest rate swaps that mitigated this risk on a portion of that debt. Under these interest rate swaps, the Company received a variable rate of interest and paid interest at a fixed rate on the notional amount. Following the repayment of this debt during the year ended September 30, 2016, the Company settled the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 (Note 13).

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments. The Company uses the following derivative financial instruments which are foreign currency forward contracts to hedge contractual cash flows or forecasted cash flows in currencies other than the functional currency of its subsidiaries.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed term loan credit facility, Senior U.S. and euro unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

During the year ended September 30, 2016, the Company entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

During the year ended September 30, 2016, the Company settled cross-currency swaps with a notional amount of $109,730,000 ($859,070,000 for the year ended September 30, 2015) for a net amount of $24,057,000 ($121,615,000 for the year ended September 30, 2015). The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2016, the Company has entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar.

The Company has also entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues.

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

				2016				2015
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
(Decrease) increase in net earnings	(913)	(1,581)	2,964	(450)	12	(2,095)	(6,014)	(3,645)

Decrease in other comprehensive income	(847)	(85,380)	(92,264)	(2,581)	(1,223)	(170,039)	(41,048)	(6,149)

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

As at September 30, 2016	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,107,863	1,107,863	1,107,863	—	—	—

Accrued compensation	523,553	523,553	523,553	—	—	—

Senior U.S. & euro unsecured notes	1,733,036	2,083,673	178,105	130,140	786,108	989,320

Obligations other than finance leases	111,205	115,362	48,860	35,668	30,834	—

Obligations under finance leases	42,172	44,205	19,716	11,789	11,932	768

Other long-term debt	24,562	24,687	15,404	1,187	3,797	4,299

Clients’ funds obligations	365,994	365,994	365,994	—	—	—

Derivative financial (assets) liabilities

Cash flow hedges on future revenue	(24,788)

Outflow		4,813	4,454	359	—	—

(Inflow)		(31,221)	(22,510)	(3,945)	(4,766)	—

Cross-currency swaps	14,520

Outflow		865,655	17,906	83,678	536,888	227,183

(Inflow)		(917,944)	(30,315)	(95,920)	(558,094)	(233,615)

Interest rate swaps	(10,727)

Outflow		68,273	12,413	12,413	37,240	6,207

(Inflow)		(90,025)	(16,368)	(16,368)	(49,105)	(8,184)
	3,887,390	4,164,888	2,225,075	159,001	794,834	985,978

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

Derivative financial (assets) liabilities

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

As at September 30, 2016, the Company held cash and cash equivalents and long-term investments of $623,775,000 ($347,464,000 as at September 30, 2015). The Company also had available $1,466,086,000 in unsecured committed revolving credit facility ($1,456,776,000 as at September 30, 2015). The funds held for clients of $369,530,000 ($496,397,000 as at September 30, 2015) fully covered the clients’ funds obligations. As at September 30, 2016, trade accounts receivable amounted to $816,885,000 ($889,192,000 as at September 30, 2015). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2016	2015
	$	$
Not past due	684,454	737,332
Past due 1-30 days	76,339	84,425
Past due 31-60 days	19,415	28,825
Past due 61-90 days	10,749	13,046
Past due more than 90 days	31,241	30,741
	822,198	894,369
Allowance for doubtful accounts	(5,313)	(5,177)
	816,885	889,192

The carrying amount of trade accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

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

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2016, total managed capital was $8,999,358,000 ($8,556,720,000 as at September 30, 2015). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, finance costs, depreciation, amortization and restructuring costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

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

FISCAL 2016 RESULTS

Management’s Discussion and Analysis

November 9, 2016

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

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2016 and 2015. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

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

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of the day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, the investors are afforded greater transparency in assessing the true operation performance of the Company also providing better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•

Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3.

Liquidity	•

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company’s strategy.

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

FISCAL 2016 RESULTS

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

•

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•

Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short- term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

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

Reporting segments

The Company’s operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Please refer to sections 3.4 and 3.6 of the present document and to note 27 of our audited consolidated financial statements for additional information on our segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A Objectives and Contents

•	Provide a narrative explanation of audited consolidated financial statements through the eyes of management;

•	Provide the context within which audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	8
2. Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years’ key performance measures, and CGI’s stock performance.
	2.1. Fiscal 2016 Year-Over-Year Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Investments in subsidiaries	12
3. Financial Review

A discussion of year-over-year changes to financial results between the years ended September 30, 2016 and 2015, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	13
	3.2. Foreign Exchange	14
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	17
	3.6. Adjusted EBIT by Segment	18
	3.7. Earnings Before Income Taxes	19
	3.8. Net Earnings and Earnings Per Share (“EPS”)	20

FISCAL 2016 RESULTS

Section	Contents	Pages
4. Liquidity

A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	22
	4.2. Capital Resources	25
	4.3. Contractual Obligations	26
	4.4. Financial Instruments and Hedging Transactions	26
	4.5. Selected Measures of Liquidity and Capital Resources	27
	4.6. Off-Balance Sheet Financing and Guarantees	27
	4.7. Capability to Deliver Results	28
5. Fourth Quarter Results

A discussion of year-over-year changes to operating results between the three months ended September 30, 2016 and 2015, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

	5.1. Foreign Exchange	29
	5.2. Revenue Variation and Revenue by Segment	30
	5.3. Adjusted EBIT by Segment	33
	5.4. Net Earnings and EPS	35
	5.5. Consolidated Statements of Cash Flows	37
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	39
7. Changes in Accounting Policies	A summary of the future accounting standard changes.	41
8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	42
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	45
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	46
	10.2. Legal Proceedings	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest Information Technology (“IT”) and business process service providers in the world, with approximately 68,000 professionals. Through high-end consulting, systems integration, transformational outsourcing and Intellectual Property (“IP”) solutions, combined with in-depth industry expertise, CGI works with clients across the globe through a unique client proximity and best-fit global delivery model to accelerate their digital transformation and drive competitive advantage.

End-to-end services

CGI delivers end-to-end services that cover the full spectrum of delivery; from solution design and development, to implementation, integration and technology operations. Our portfolio encompasses:

•

High-end consulting and system integration: CGI helps clients form their digital roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•

Transformational outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver significant efficiency improvements and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long term in nature, with a typical duration of 5 to 10 or more years, allowing our clients to reinvest savings, further driving digital transformation.

Deep industry expertise

CGI has long and focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to evolve the industries in which we operate.

Our targeted industries include: government, financial services, health, utilities, telecommunications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following: government; financial services; health; telecommunications & utilities; and manufacturing, retail & distribution (“MRD”).

As the move toward digitalization continues to increase across industries, CGI partners with clients to support their strategic initiatives. We provide extensive industry expertise to guide them in becoming customer-centric digital organizations.

Digital IP solutions

CGI’s comprehensive portfolio of IP solutions support our clients’ mission-critical business functions and accelerate their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies - like Software as a Service.

Client-inspired innovation

CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through innovation programs and investments, CGI supports clients with their most strategic initiatives. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.

Quality processes

CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and

FISCAL 2016 RESULTS

practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (“CMMI”) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, to ensure high client satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class information technology and business process services leader helping our clients succeed.”

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Smaller contract wins, renewals and extensions

Pillar 2: Large, long-term transformational outsourcing contracts

Pillar 3: Small firm or niche player acquisitions

Pillar 4: Large, transformational acquisitions

The first two pillars relate to driving profitable organic growth through the pursuit of contracts - both large and small - with new and existing clients in our targeted industries.

The last two pillars focus on growth through niche and large acquisitions. We identify niche acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity in metro markets, our industry expertise and enhance our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.

Since 1976, our professionals have been working toward the same dream and vision. Today, with a presence in hundreds of global locations and more than $10 billion in revenue, our aspiration is to double our size over a 5 to 7 year period.

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•

Local responsiveness and accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI teams speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs.

•

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, robotics process automation, cloud, mobile computing, cybersecurity, data analytics and the Internet of Things. In addition, a majority of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now being recognized as a business driver. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Industry and technology expertise;

•	On-time, within-budget delivery;

•	Total cost of services;

•	Breadth of digital IP solutions;

•	Global delivery capabilities; and

•	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. We’re helping clients to better run, change and grow their businesses providing a competitive differentiator.

FISCAL 2016 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2016 YEAR-OVER-YEAR HIGHLIGHTS

Key performance figures for the period include:

•	Revenue of $10.7 billion, up 3.9%;

•	Bookings of $11.7 billion, or 110% of revenue;

•	Backlog of $20.9 billion; up $181.8 million;

•	Adjusted EBIT of $1,560.3 million, up 7.1%;

•	Adjusted EBIT margin of 14.6%, up 40 basis points;

•	Net earnings of $1,068.7 million, up 9.3%;

•	Net earnings margin of 10.0%, up 50 basis points;

•	Diluted EPS of $3.42, up 12.5%;

•	Cash provided by operating activities of $1,333.1 million, or 12.5% of revenue;

•	Net debt of $1.3 billion, down $446.3 million; and

•	Return on equity of 17.2%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2016	2015	2014	Change 2016 / 2015	Change 2015 / 2014
In millions of CAD unless otherwise noted
Growth
Revenue	10,683.3	10,287.1	10,499.7	396.2	(212.6)

Year-over-year revenue growth	3.9%	(2.0%)	4.1%	5.9%	(6.1%)

Constant currency year-over-year revenue growth [1]	0.2%	(4.0%)	(2.9%)	4.2%	(1.1%)

Backlog	20,893	20,711	18,237	182	2,474

Bookings	11,731	11,640	10,169	91	1,471

Book-to-bill ratio	109.8%	113.2%	96.8%	(3.4%)	16.4%
Profitability
Adjusted EBIT [2]	1,560.3	1,457.3	1,356.9	103.0	100.4

Adjusted EBIT margin [2]	14.6%	14.2%	12.9%	0.4%	1.3%

Net earnings	1,068.7	977.6	859.4	91.2	118.2

Net earnings margin	10.0%	9.5%	8.2%	0.5%	1.3%

Diluted EPS (in dollars)	3.42	3.04	2.69	0.38	0.35

Net earnings excluding specific items[3]	1,081.5	1,005.1	893.5	76.4	111.6

Net earnings margin excluding specific items [3]	10.1%	9.8%	8.5%	0.3%	1.3%

Diluted EPS excluding specific items (in dollars) [3]	3.46	3.13	2.80	0.33	0.33
Liquidity
Cash provided by operating activities	1,333.1	1,289.3	1,174.8	43.8	114.5

As a % of revenue	12.5%	12.5%	11.2%	—	1.3%

Days sales outstanding [4]	44	44	43	—	1
Capital structure
Net debt [5]	1,333.3	1,779.6	2,113.3	(446.3)	(333.7)

Net debt to capitalization ratio [6]	15.8%	21.7%	27.6%	(5.9%)	(5.9%)

Return on equity [7]	17.2%	17.7%	18.8%	(0.5%)	(1.1%)

Return on invested capital [8]	14.5%	14.5%	14.5%	—	—
Balance sheet
Cash and cash equivalents, and short-term investments	596.5	305.3	535.7	291.2	(230.4)

Total assets	11,693.3	11,787.3	11,234.1	(94.0)	553.2

Long-term financial liabilities [9]	1,765.4	1,896.4	2,748.4	(131.0)	(852.0)

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to section 3.4 for details.

[2]

Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.7. For the year ended September 30, 2014, adjusted EBIT excludes integration-related costs related to the restructuring and transformation of the operations of Logica plc (“Logica”) to the CGI model.

[3]

Net earnings excluding specific items is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.8.3 for the years ended September 30, 2016 and 2015. For the year ended September 30, 2014 specific items includes integration-related costs and resolution of acquisition- related provisions net of taxes as well as tax adjustments. Resolution of acquisition-related provisions came from adjustments of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation, such adjustments flow through the statement of earnings.

[4]	DSO is a measure which is discussed in section 4.5.

[5]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure in section 4.5.

[6]	The net debt to capitalization ratio is a measure which is discussed in section 4.5.

[7]	ROE is a measure which is discussed in section 4.5.

[8]	ROIC is a measure which is discussed in section 4.5.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

FISCAL 2016 RESULTS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2016 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	48.35

High:	65.84

Low:	46.91

Close:	62.49

CDN average daily trading volumes[1]:	1,001,525

NYSE	(USD)

Open:	36.34

High:	50.58

Low:	35.38

Close:	47.63

NYSE average daily trading volumes:	199,750

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3.2. Share Repurchase Program

On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,425,992 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2016 and ending on the earlier of February 3, 2017 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2016, the Company repurchased 9,319,875 Class A subordinate voting shares for approximately $517.8 million at an average price of $55.56 under the previous and current NCIB. The repurchased shares included 7,112,375 Class A subordinate voting shares repurchased from Caisse de dépôt et placement du Québec for cash consideration of $400.0 million. In accordance with the TSX rules, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. As at September 30, 2016, the Company may repurchase up to 14,313,617 Class A subordinate voting shares under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 4, 2016:

Capital Stock and Options Outstanding	As at November 4, 2016

Class A subordinate voting shares	272,103,193

Class B multiple voting shares	32,852,748

Options to purchase Class A subordinate voting shares	16,546,269

2.4. INVESTMENTS IN SUBSIDIARIES

On November 4, 2016, the Company announced the closing of the acquisition of Collaborative Consulting, a system integration and consulting company headquartered in Boston, Massachusetts. With approximately 400 professionals and annualized revenues of approximately US$76.0M, Collaborative Consulting will enhance and accelerate CGI’s position as a provider of digital transformation services.

The cash acquisition of all unit holder positions of Collaborative Consulting was completed effective November 3, 2016.

FISCAL 2016 RESULTS

3. Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $11.7 billion representing a book-to-bill ratio of 109.8%. The breakdown of the new bookings signed during the year is as follows:

Contract Type			Service Type			Segment				Vertical Market

A.	Extensions and renewals	57%	A.	Systems integration and consulting	53%	A. B.	U.S. Canada	25 21	% %	A. B.	Government MRD	33 30	% %
						C.	Nordics	15%		C.	Financial services	20%
B.	New business	43%	B.	Management of IT and business functions	47%	D. E.	France U.K.	14 14	% %	D.	Telecommunications & utilities	11%
						F.	ECS	10%		E.	Health	6%
						G.	Asia Pacific	1%

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

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2016	Book-to-bill ratio for the year ended September 30, 2016
Total CGI	11,730,713	109.8%

U.S.	2,978,558	100.3%

Nordics	1,736,860	100.6%

Canada	2,495,550	151.4%

France	1,584,578	107.6%

U.K.	1,650,659	105.6%

ECS	1,128,600	96.8%

Asia Pacific	155,908	113.4%

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

 Closing foreign exchange rates

As at September 30,	2016	2015	Change

U.S. dollar	1.3121	1.3399	(2.1%)

Euro	1.4747	1.4958	(1.4%)

Indian rupee	0.0197	0.0205	(3.9%)

British pound	1.7076	2.0252	(15.7%)

Swedish krona	0.1531	0.1596	(4.1%)

Australian dollar	1.0061	0.9405	7.0%

Average foreign exchange rates

For the years ended September 30,	2016	2015	Change

U.S. dollar	1.3255	1.2294	7.8%

Euro	1.4722	1.4081	4.6%

Indian rupee	0.0198	0.0195	1.5%

British pound	1.8876	1.8983	(0.6%)

Swedish krona	0.1574	0.1506	4.5%

Australian dollar	0.9760	0.9634	1.3%

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography				Vertical Market

A.	Management of IT and business functions		54%	A.	U.S.	28%	A.	Government	34%
	1. IT services	44%		B.	Canada	15%	B.	MRD	23%
	2. Business process services	10%		C.	U.K.	15%	C.	Financial services	21%
				D.	France	13%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting		46%	E.	Sweden	8%	E.	Health	7%
				F.	Finland	6%
				G.	Rest of the world	15%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.2% of our revenue for fiscal 2016 as compared to 14.0% in fiscal 2015.

FISCAL 2016 RESULTS

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are reported based on where the client’s work is delivered from - our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2016 and fiscal 2015. The fiscal 2015 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rate.

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,683,264	10,287,096	396,168	3.9%
Variation prior to foreign currency impact	0.2%

Foreign currency impact	3.7%
Variation over previous period	3.9%

U.S.

Revenue prior to foreign currency impact	2,673,658	2,813,127	(139,469)	(5.0%	)

Foreign currency impact	205,003
U.S. revenue	2,878,661	2,813,127	65,534	2.3%

Nordics

Revenue prior to foreign currency impact	1,583,199	1,638,985	(55,786)	(3.4%	)

Foreign currency impact	68,123
Nordics revenue	1,651,322	1,638,985	12,337	0.8%

Canada

Revenue prior to foreign currency impact	1,535,498	1,533,719	1,779	0.1%

Foreign currency impact	833
Canada revenue	1,536,331	1,533,719	2,612	0.2%

France

Revenue prior to foreign currency impact	1,381,004	1,283,387	97,617	7.6%

Foreign currency impact	63,962
France revenue	1,444,966	1,283,387	161,579	12.6%

U.K.

Revenue prior to foreign currency impact	1,445,329	1,331,287	114,042	8.6%

Foreign currency impact	(13,590)
U.K. revenue	1,431,739	1,331,287	100,452	7.5%

ECS

Revenue prior to foreign currency impact	1,152,070	1,211,228	(59,158)	(4.9%	)

Foreign currency impact	46,784
ECS revenue	1,198,854	1,211,228	(12,374)	(1.0%	)

Asia Pacific

Revenue prior to foreign currency impact	533,059	475,363	57,696	12.1%

Foreign currency impact	8,332
Asia Pacific revenue	541,391	475,363	66,028	13.9%

For the year ended September 30, 2016 revenue was $10,683.3 million, an increase of $396.2 million, or 3.9% over the same period of fiscal 2015. On a constant currency basis, revenue increased by 0.2%. Foreign currency rate fluctuations favourably impacted our revenue by $379.4 million or 3.7%. The revenue growth in U.K., France and the increased use of our offshore global delivery centers in Asia Pacific compensated for the non-renewal of contracts in the U.S. federal defense market and lower work volumes in the Nordics and ECS segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.1. U.S.

For the year ended September 30, 2016 revenue in our U.S. segment was $2,878.7 million, an increase of $65.5 million or 2.3% over fiscal 2015. On a constant currency basis, revenue decreased by $139.5 million or 5.0%. The change in revenue was mainly driven by the non-renewal of contracts in the U.S. government market, mainly in the defense sector. This was partly offset by an increased volume of work within the U.S. federal civilian agencies.

For the year ended September 30, 2016, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 77% of revenue.

3.4.2. Nordics

For the year ended September 30, 2016, revenue in our Nordics segment was $1,651.3 million, an increase of $12.3 million or 0.8% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $55.8 million or 3.4%. The change in revenue was mostly due to the expiration of certain infrastructure contracts, lower work volumes, and an increased usage of our offshore delivery centers in Asia Pacific. This was partly offset by an increased work volume in Denmark mainly in the MRD vertical market.

For the year ended September 30, 2016, Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 65% of revenue.

3.4.3. Canada

For the year ended September 30, 2016, revenue in our Canada segment was $1,536.3 million, an increase of $2.6 million or 0.2% compared to the same period last year. When considering the higher proportion of revenues delivered from our offshore delivery centers in Asia Pacific, our client revenue grew by 2.3%. This increase was mainly due to growth in the financial services market, including IP-based services and solutions revenue and new outsourcing contracts within the MRD vertical market. This was partly offset by expiration of certain infrastructure outsourcing contracts and the positive impact on revenue of a client arbitration award in Q3 2015.

For the year ended September 30, 2016, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 62% of revenue.

3.4.4. France

For the year ended September 30, 2016, revenue in our France segment was $1,445.0 million, an increase of $161.6 million or 12.6% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $97.6 million or 7.6%. The increase in revenue was mostly due to more work volume across the majority of their vertical markets and, to a lesser extent, to a recent business acquisition.

For the year ended September 30, 2016, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue.

3.4.5. U.K.

For the year ended September 30, 2016, revenue in our U.K. segment was $1,431.7 million, an increase of $100.5 million or 7.5% over fiscal 2015. On a constant currency basis, revenue increased by $114.0 million or 8.6%. The increase in revenue was mainly due to new outsourcing contracts in the government market combined with higher work volume in the telecommunication & utilities and financial services vertical markets. This was partly offset by lower work volume with a client in the MRD vertical market.

For the year ended September 30, 2016, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 68% of revenue.

FISCAL 2016 RESULTS

3.4.6. ECS

For the year ended September 30, 2016, revenue in our ECS segment was $1,198.9 million, a decrease of $12.4 million or 1.0% over fiscal 2015. On a constant currency basis, revenue decreased by $59.2 million or 4.9%. The change in revenue was mostly due to lower work volume and projects completed in the Netherlands, lower work volume combined with the divesting of certain low margin contracts in Southern Europe and the wind-down of the majority of our operations in South America. This was partly offset by increased work volume in Germany mainly in the MRD and telecommunication & utilities vertical markets.

For the year ended September 30, 2016, ECS’ top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 63% of revenue.

3.4.7. Asia Pacific

For the year ended September 30, 2016, revenue in our Asia Pacific segment was $541.4 million, an increase of $66.0 million or 13.9% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $57.7 million or 12.1%. The increase in revenue was due the continued increased demand of our offshore delivery centers across our segments, as our clients continue taking advantage of our global delivery network. This was partly offset by lower work volumes in Australia.

For the year ended September 30, 2016, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 72% of revenue.

3.5. OPERATING EXPENSES

	% of		% of		Change
For the years ended September 30,	2016	Revenue	2015	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	9,120,929	85.4%	8,819,055	85.7%	301,874	3.4%

Foreign exchange loss	2,024	0.0%	10,733	0.1%	(8,709)	(81.1%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2016, costs of services, selling and administrative expenses amounted to $9,120.9 million, an increase of $301.9 million over the same period last year. As a percentage of revenue, cost of services, selling and administrative expenses improved to 85.4% from 85.7%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to savings related to the recent restructuring program, improved utilization rates and the increased use of our global delivery network. Our selling and administrative expenses, as a percentage of revenue, remained stable.

During the year ended September 30, 2016 the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $325.5 million substantially offsetting the favourable translation impact of $379.4 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2016, CGI incurred $2.0 million of foreign exchange loss, mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages

U.S.	486,295	454,325	31,970	7.0%
As a percentage of U.S. revenue	16.9%	16.2%

Nordics	186,742	153,841	32,901	21.4%
As a percentage of Nordics revenue	11.3%	9.4%

Canada	345,483	343,692	1,791	0.5%
As a percentage of Canada revenue	22.5%	22.4%

France	174,685	146,615	28,070	19.1%
As a percentage of France revenue	12.1%	11.4%

U.K.	154,262	163,603	(9,341)	(5.7%)
As a percentage of U.K. revenue	10.8%	12.3%

ECS	114,256	118,141	(3,885)	(3.3%)
As a percentage of ECS revenue	9.5%	9.8%

Asia Pacific	98,588	77,091	21,497	27.9%
As a percentage of Asia Pacific revenue	18.2%	16.2%
Adjusted EBIT	1,560,311	1,457,308	103,003	7.1%
Adjusted EBIT margin	14.6%	14.2%

For the year ended September 30, 2016, adjusted EBIT margin increased to 14.6% from 14.2% for the same period last year. The favourable variance in adjusted EBIT margin was primarily due to productivity improvements, the savings driven by our restructuring program and a better mix of profitable revenue.

3.6.1. U.S.

For the year ended September 30, 2016, adjusted EBIT in the U.S. segment was $486.3 million, an increase of $32.0 million. Adjusted EBIT margin increased to 16.9% from 16.2% mostly due to additional research and development tax credits and the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.

3.6.2. Nordics

For the year ended September 30, 2016, adjusted EBIT in the Nordics segment was $186.7 million, an increase of $32.9 million, while the adjusted EBIT margin improved to 11.3% from 9.4%. The increase in adjusted EBIT margin came mainly from the ongoing cost synergies within our infrastructure business, the improved delivery performance, and the savings generated from the restructuring program.

FISCAL 2016 RESULTS

3.6.3. Canada

For the year ended September 30, 2016, adjusted EBIT in the Canada segment was $345.5 million, an increase of $1.8 million compared to the same period last year, while the adjusted EBIT margin was stable when compared to fiscal 2015. When excluding the positive impact of a client arbitration award in Q3 2015, adjusted EBIT increased by 1.1% due to a better mix of profitable revenue, and growth in the financial services sector.

3.6.4. France

For the year ended September 30, 2016, adjusted EBIT in the France segment was $174.7 million, an increase of $28.1 million when compared to the same period last year. Adjusted EBIT margin improved to 12.1% from 11.4%. The increase in adjusted EBIT margin was mostly due to improved utilization rates on a year-over-year basis.

3.6.5. U.K.

For the year ended September 30, 2016, adjusted EBIT in the U.K. segment was $154.3 million, a decrease of $9.3 million when compared to fiscal 2015. Adjusted EBIT margin decreased to 10.8% from 12.3% mostly due to the positive impact of additional change orders on certain large contracts in fiscal 2015.

3.6.6. ECS

For the year ended September 30, 2016, adjusted EBIT was $114.3 million, a decrease of $3.9 million when compared to the same period last year. Adjusted EBIT margin was essentially stable with productivity improvements being offset by revenue impacts in the Netherlands as described in the revenue section.

3.6.7. Asia Pacific

For the year ended September 30, 2016, adjusted EBIT in the Asia Pacific segment was $98.6 million an increase of $21.5 million, while the margin improved to 18.2% from 16.2% compared to the same period last year mostly due to productivity improvements across their global delivery centers.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

					Change
For the years ended September 30,	2016	% of Revenue	2015	% of Revenue	$	%
In thousands of CAD except for percentage

Adjusted EBIT	1,560,311	14.6%	1,457,308	14.2%	103,003	7.1%

Minus the following items:

Restructuring costs	29,100	0.3%	35,903	0.3%	(6,803)	(18.9%)

Net finance costs	78,426	0.7%	92,857	0.9%	(14,431)	(15.5%)
Earnings before income taxes	1,452,785	13.6%	1,328,548	12.9%	124,237	9.4%

3.7.1. Restructuring Costs

In Q1 2016, we completed the previously announced restructuring program for productivity improvement initiatives. For the year ended September 30, 2016, the Company incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.7.2. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2016 was mainly the result of the early repayments of the May 2016 maturing tranche of the unsecured committed term loan credit facility.

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,452,785	1,328,548	124,237	9.4%

Income tax expense	384,069	350,992	33,077	9.4%

Effective tax rate	26.4%	26.4%
Net earnings	1,068,716	977,556	91,160	9.3%

Net earnings margin	10.0%	9.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	304,808,130	311,477,555		(2.1%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	312,773,156	321,422,444		(2.7%)

Earnings per share (in dollars)

Basic	3.51	3.14	0.37	11.8%

Diluted	3.42	3.04	0.38	12.5%

3.8.1. Income Tax Expense

For the year ended September 30, 2016, the income tax expense was $384.1 million compared to $351.0 million over the same period last year, while our effective tax rate remained stable. The income tax expense was impacted by a favourable tax adjustment of $14.4 million in Q2 2016 attributable to the recognition of deferred tax assets following an agreement with the U.K. tax authority and an additional tax expense for an amount of $5.9 million in Q1 2016 resulting from the re-evaluation of our deferred tax assets following the U.K. corporate tax reduction enacted in November 18, 2015. When excluding these tax adjustments and the tax effects from restructuring costs incurred in both years, the income tax rate would have been 27.0% during fiscal 2016 compared to 26.3% in fiscal 2015. The increase in the income tax expense and the income tax rate was mainly attributable to the increased profitability of our U.S., India and France operations where enacted income tax rates are higher.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of fiscal 2016 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2016, CGI’s basic and diluted weighted average number of shares decreased compared to fiscal 2015 due to the impact of the repurchase of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

FISCAL 2016 RESULTS

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, restructuring costs, and tax adjustments:

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,452,785	1,328,548	124,237	9.4%
Add back:
Restructuring costs[1]	29,100	35,903	(6,803)	(18.9%)
Earnings before income taxes excluding specific items	1,481,885	1,364,451	117,434	8.6%
Income tax expense	384,069	350,992	33,077	9.4%

Add back:

Tax adjustments[2]	8,500	—	8,500	—
Tax deduction on restructuring costs	7,858	8,352	(494)	(5.9%)
Income tax expense excluding specific items	400,427	359,344	41,083	11.4%
Effective tax rate excluding specific items	27.0%	26.3%

Net earnings excluding specific items	1,081,458	1,005,107	76,351	7.6%
Net earnings excluding specific items margin	10.1%	9.8%
Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	304,808,130	311,477,555		(2.1%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	312,773,156	321,422,444		(2.7%)

Earnings per share excluding specific items (in dollars)
Basic	3.55	3.23	0.32	9.9%
Diluted	3.46	3.13	0.33	10.5%

[1]	Refer to section 3.7.1.
[2]	Refer to section 3.8.1.

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

As at September 30, 2016, cash and cash equivalents were $596.5 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2016 and 2015.

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Cash provided by operating activities	1,333,074	1,289,310	43,764

Cash used in investing activities	(382,731)	(257,127)	(125,604)

Cash used in financing activities	(666,304)	(1,303,663)	637,359

Effect of foreign exchange rate changes on cash and cash equivalents	7,228	41,027	(33,799)
Net increase (decrease) in cash and cash equivalents	291,267	(230,453)	521,720

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2016, cash provided by operating activities was $1,333.1 million or 12.5% of revenue as compared to $1,289.3 million or 12.5% from the prior year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Net earnings	1,068,716	977,556	91,160

Amortization and depreciation	400,060	424,044	(23,984)

Other adjustments [1]	132,171	89,451	42,720

Cash flow from operating activities before net change in non-cash working capital items	1,600,947	1,491,051	109,896

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(134,632)	(25,517)	(109,115)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(115,853)	(204,169)	88,316

Other [2]	(17,388)	27,945	(45,333)

Net change in non-cash working capital items	(267,873)	(201,741)	(66,132)
Cash provided by operating activities	1,333,074	1,289,310	43,764

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets related to operating activities, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2016, the $267.9 million of net change in non-cash working capital items was mostly due to :

•	The increase in other receivables comprised mainly of tax credits receivable; and,

•

The decrease in accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities mainly driven by the net decrease in provisions including the payments of the restructuring provision and the timing of payroll accruals.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2016 RESULTS

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2016, $382.7 million were used in investing activities while $257.1 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Business acquisitions	(38,442)	—	(38,442)

Proceeds from sale of capital assets	10,254	15,255	(5,001)

Purchase of property, plant and equipment	(165,516)	(122,492)	(43,024)

Additions to contract costs	(103,156)	(78,815)	(24,341)

Additions to intangible assets	(100,963)	(71,357)	(29,606)

Net proceeds from sale (purchase) of long-term investments	14,928	(4,736)	19,664

Payments received from long-term receivables	164	5,018	(4,854)
Cash used in investing activities	(382,731)	(257,127)	(125,604)

The increase of $125.6 million in cash used in investing activities during the year ended September 30, 2016 was mainly due to :

•	The purchase of property, plant and equipment due to investments across our data center infrastructure operations and global delivery centers;

•	Cash used in business acquisitions;

•	Investments in intangible assets for the purchase of software licenses used mainly in the delivery of client contracts as well as investment in internal-use software; and,

•	Cash used in contract costs for new clients.

This was partially offset by the net proceeds from the sale of long-term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2016, $666.3 million were used in financing activities while $1,303.7 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Net change in long-term debt	(182,651)	(901,566)	718,915

Settlement of derivative financial instruments	(24,057)	(121,615)	97,558

Purchase of Class A subordinate voting shares held in trust	(21,795)	(11,099)	(10,696)

Repurchase of Class A subordinate voting shares	(527,286)	(323,069)	(204,217)

Issuance of Class A subordinate voting shares	89,485	53,686	35,799
Cash used in financing activities	(666,304)	(1,303,663)	637,359

For the year ended September 30, 2016, $182.7 million was used to reduce our outstanding long-term debt mainly driven by the $129.7 million repayment under the term loan credit facility, while we made net repayments of $901.6 million to reduce our long-term debt last year. During the years ended September 30, 2016 and 2015, the Company used $24.1 million and $121.6 million respectively to settle the cross-currency swaps related to the outstanding long-term debt repaid during these periods.

For the year ended September 30, 2016, an amount of $21.8 million was used to purchase CGI Class A subordinate voting shares in connection with the Company’s Performance Share Unit Plan (“PSU Plan”), while for the comparable period last year, an amount of $11.1 million was used. More information concerning the PSU Plan can be found in note 19 of the audited consolidated financial statements.

For the year ended September 30, 2016, we used $517.8 million to repurchase 9,319,875 Class A subordinate voting shares under the previous and current NCIB. We also used $9.5 million to pay and subsequently cancel 200,000 Class A subordinate voting shares repurchased and held by the Company as at the end of fiscal 2015. For the year ended September 30, 2015, $323.1 million was used to repurchase 6,725,735 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect.

Finally, for the year ended September 30, 2016, we received $89.5 million in proceeds from the exercise of stock options, compared to $53.7 million during the year ended September 30, 2015.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2016, the effect of foreign exchange rate changes on cash and cash equivalents was $7.2 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

FISCAL 2016 RESULTS

4.2. CAPITAL RESOURCES

As at September 30, 2016	Total	Available	Outstanding
In thousands of CAD

Cash and cash equivalents	—	596,529	—

Long-term investments	—	27,246	—

Unsecured committed revolving facility [a]	1,500,000	1,466,086	33,914

Total	1,500,000	2,089,861	33,914

a Consists of Letters of Credit for $33.9 million outstanding as at September 30, 2016.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2016, cash and cash equivalents and long-term investments represented $623.8 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $2,089.9 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2016, CGI was in compliance with these covenants.

Total debt decreased by $216.1 million to $1,911.0 million as at September 30, 2016, compared to $2,127.1 million as at September 30, 2015. The variation was mainly due to the $129.7 million repayment under the unsecured committed revolving credit facility combined with other repayments.

As at September 30, 2016, CGI was showing a positive working capital1 of $425.0 million. The Company also had $1,466.1 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 8, 2016, the unsecured committed revolving facility was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2016, the cash and cash equivalents held by foreign subsidiaries were $557.8 million ($263.6 million as at September 30, 2015). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

[1]	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2016, the Company decreased its commitments by $770.2 million mainly due to a decrease in rental office space commitments and repayments of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	1,861,880	173,362	423,464	342,285	922,769

Estimated interest on long-term debt	361,842	69,010	124,309	97,673	70,850

Finance lease obligations	42,172	18,738	17,183	5,489	762

Estimated interest on finance lease obligations	2,033	978	878	171	6

Operating leases

Rental of office space (excluding costs of services and taxes)	573,957	154,247	209,521	117,861	92,328

Computer equipment	15,562	7,941	6,350	976	295

Automobiles	97,775	39,256	49,072	9,111	336

Long-term service agreements and other	189,676	85,825	93,446	10,092	313

Total contractual obligations	3,144,897	549,357	924,223	583,658	1,087,659

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $19.2 million for fiscal 2017 as described in note 16 of the audited consolidated financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to notes 3 and 30 of our audited consolidated financial statements for additional information on our financial instruments.

FISCAL 2016 RESULTS

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2016	2015
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,333,323	1,779,623
Add back:
Cash and cash equivalents	596,529	305,262
Long-term investments	27,246	42,202
Fair value of foreign currency derivative financial instruments related to debt	(46,123)	—
Long-term debt including the current portion	1,910,975	2,127,087
Net debt to capitalization ratio	15.8%	21.7%
Return on equity	17.2%	17.7%
Return on invested capital	14.5%	14.5%
Days sales outstanding	44	44

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 15.8% in 2016 from 21.7% in 2015. The change in the net debt to capitalization ratio was mostly due to our improved cash generation allowing us to reduce our net debt by $446.3 million.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 17.2% in fiscal 2016 from 17.7% in fiscal 2015. The change was mostly the result of an increase in average capital driven by accumulated earnings.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was stable when compared to fiscal 2015 at 14.5%.

DSO of 44 days was stable when compared to fiscal 2015. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.

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

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.8 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2016, we had committed a total of $30.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on our consolidated results of operations or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2017.

Strong and experienced leadership is essential to successfully implement our Company’s strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 52,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

FISCAL 2016 RESULTS

5.	Fourth Quarter Results

5.1. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2016	2015	Change
U.S. dollar	1.3054	1.3095	(0.3%)

Euro	1.4570	1.4565	0.0%

Indian rupee	0.0195	0.0202	(3.5%)

British pound	1.7135	2.0285	(15.5%)

Swedish krona	0.1532	0.1544	(0.8%)

Australian dollar	0.9901	0.9494	4.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2016 and Q4 2015 periods. The Q4 2015 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,582,429	2,585,275	(2,846)	(0.1%)

Variation prior to foreign currency impact	2.8%

Foreign currency impact	(2.9%)
Variation over previous period	(0.1%)

U.S.

Revenue prior to foreign currency impact	725,638	752,231	(26,593)	(3.5%)

Foreign currency impact	(4,146)
U.S. revenue	721,492	752,231	(30,739)	(4.1%)

Nordics

Revenue prior to foreign currency impact	361,126	368,109	(6,983)	(1.9%)

Foreign currency impact	(2,546)
Nordics revenue	358,580	368,109	(9,529)	(2.6%)

Canada

Revenue prior to foreign currency impact	387,476	371,824	15,652	4.2%

Foreign currency impact	(432)
Canada revenue	387,044	371,824	15,220	4.1%

France

Revenue prior to foreign currency impact	342,165	314,234	27,931	8.9%

Foreign currency impact	(493)
France revenue	341,672	314,234	27,438	8.7%

U.K.

Revenue prior to foreign currency impact	406,207	355,095	51,112	14.4%

Foreign currency impact	(63,120)
U.K. revenue	343,087	355,095	(12,008)	(3.4%)

ECS

Revenue prior to foreign currency impact	288,202	295,721	(7,519)	(2.5%)

Foreign currency impact	185
ECS revenue	288,387	295,721	(7,334)	(2.5%)

Asia Pacific

Revenue prior to foreign currency impact	146,270	128,061	18,209	14.2%

Foreign currency impact	(4,103)
Asia Pacific revenue	142,167	128,061	14,106	11.0%

We ended the fourth quarter of fiscal 2016 with revenue of $2,582.4 million, essentially stable when compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $71.8 million or 2.8%. Foreign currency rate fluctuations unfavourably impacted our revenue by $74.7 million or 2.9%.

FISCAL 2016 RESULTS

5.2.1. U.S.

Revenue in our U.S. segment was $721.5 million in Q4 2016, a decrease of $30.7 million or 4.1% compared to the same period of fiscal 2015. On a constant currency basis, revenue decreased by $26.6 million or 3.5%. The change in revenue was mostly due to the non-renewal of contracts in the U.S. government market, mainly in the defense sector, partly offset by an increased volume of work within the U.S. federal civilian agencies.

For the current quarter, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 77% of its revenue.

5.2.2. Nordics

Revenue from our Nordics segment was $358.6 million in Q4 2016, a decrease of $9.5 million or 2.6% compared to the same period of fiscal 2015. On a constant currency basis, revenue decreased by $7.0 million or 1.9%. The change in revenue is mainly due to the expiration of certain infrastructure outsourcing contracts and an increased usage of our offshore delivery centers in Asia Pacific. This was partly offset by an increased work volume within the MRD vertical market for both Sweden and Denmark.

For the current quarter, the Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 65% of its revenue.

5.2.3. Canada

Revenue in our Canada segment for Q4 2016 was $387.0 million, an increase of $15.2 million or 4.1% compared to the same period of fiscal 2015. The increase of revenue was mostly due to an increase in financial services, including IP-based services and solutions revenue, as well as new outsourcing contracts within the MRD vertical market. This was partly offset by the expiration of certain infrastructure outsourcing contracts.

For the current quarter, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 60% of its revenue.

5.2.4. France

Revenue from our France segment was $341.7 million in Q4 2016 an increase of $27.4 million or 8.7% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $27.9 million or 8.9%. The increase in revenue was mostly due to an increase in work volume across the majority of its vertical markets and, to a lesser extent, a recent business acquisition.

For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of its revenue.

5.2.5. U.K.

Revenue from our U.K. segment was $343.1 million in Q4 2016, a decrease of $12.0 million or 3.4% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $51.1 million or 14.4%. The increase in revenue was mainly due to new outsourcing contracts in the government market combined with higher work volume in telecommunications & utilities. In addition, revenue in Q4 2016 was favourably impacted by the sale of additional equipment. The growth was partly offset by lower work volume with a client in the MRD vertical market.

For the current quarter, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 73% of its revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2.6. ECS

Revenue from our ECS segment was $288.4 million in Q4 2016, a decrease of $7.3 million or 2.5% when compared to fiscal 2015. The change in revenue was mostly due to lower work volume and projects completed in the Netherlands, lower work volume combined with the divesting of certain low margin contracts in Southern Europe and the wind-down of the majority of our operations in South America. This was partly offset by an increased work volume in Germany mainly in MRD and telecommunications & utilities vertical markets.

For the current quarter, ECS’ top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 64% of its revenue.

5.2.7. Asia Pacific

Revenue from our Asia Pacific segment was $142.2 million in Q4 2016, an increase of $14.1 million or 11.0% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $18.2 million or 14.2%. The increase in revenue was due to the continued increased demand of our offshore delivery centers across our segments, as our clients continue taking advantage of our global delivery network. This was partly offset by lower work volumes in Australia.

For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 69% of its revenue.

FISCAL 2016 RESULTS

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2016	2015	$	%
In thousands of CAD except for percentages
U.S.	128,494	117,313	11,181	9.5%

As a percentage of U.S. revenue	17.8%	15.6%

Nordics	43,784	30,176	13,608	45.1%

As a percentage of Nordics revenue	12.2%	8.2%

Canada	94,136	77,450	16,686	21.5%

As a percentage of Canada revenue	24.3%	20.8%

France	43,067	35,806	7,261	20.3%

As a percentage of France revenue	12.6%	11.4%

U.K.	28,698	62,406	(33,708)	(54.0%)

As a percentage of U.K. revenue	8.4%	17.6%

ECS	30,302	36,886	(6,584)	(17.8%)

As a percentage of ECS revenue	10.5%	12.5%

Asia Pacific	26,598	18,927	7,671	40.5%

As a percentage of Asia Pacific revenue	18.7%	14.8%
Adjusted EBIT	395,079	378,964	16,115	4.3%

Adjusted EBIT margin	15.3%	14.7%

Adjusted EBIT for the quarter was $395.1 million an increase of $16.1 million or 4.3% from Q4 2015, while the margin improved to 15.3% from 14.7%.

5.3.1. U.S.

Adjusted EBIT in the U.S. segment was $128.5 million for Q4 2016, an increase of $11.2 million year-over-year. Adjusted EBIT margin increased to 17.8% from 15.6% when compared to Q4 2015 mostly due to additional research and development tax credits and the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.

5.3.2. Nordics

Adjusted EBIT in the Nordics segment was $43.8 million for Q4 2016, an increase of $13.6 million year-over-year, while adjusted EBIT margin increased to 12.2% from 8.2% in Q4 2015. The increase in adjusted EBIT margin came mainly from the ongoing cost synergies within our infrastructure business and the savings generated from the restructuring program.

5.3.3. Canada

Adjusted EBIT in the Canada segment was $94.1 million for Q4 2016, an increase of $16.7 million year-over-year while adjusted EBIT margin increased to 24.3% from 20.8%. This increase was mostly the result of an improved mix of IP-based services and solutions revenue related to license sales.

5.3.4. France

Adjusted EBIT in the France segment was $43.1 million for Q4 2016, an increase of $7.3 million year-over-year. Adjusted EBIT margin improved to 12.6% from 11.4%. The increase in adjusted EBIT margin was mostly due to improved utilization rates on a year-over-year basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3.5. U.K.

Adjusted EBIT in the U.K. segment was $28.7 million for Q4 2016, a decrease of $33.7 million year-over-year. Adjusted EBIT margin decreased to 8.4% from 17.6% due mostly to the positive impact of additional change orders on certain large contracts in Q4 2015 and a provision taken on a client contract in Q4 2016.

5.3.6. ECS

Adjusted EBIT in the ECS segment was $30.3 million for Q4 2016, a decrease of $6.6 million year-over-year, while the margin was 10.5% compared to 12.5% in Q4 2015. The change in margin was mostly due to the revenue impacts from the Netherlands described in the revenue section.

5.3.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $26.6 million for Q4 2016, an increase of $7.7 million year-over-year, while the margin increased to 18.7% from 14.8%. This was mainly due to productivity improvements across their global delivery centers. In addition, during Q4 2015, adjusted EBIT margin was unfavourably impacted by of a provision on a contract in the Middle East.

FISCAL 2016 RESULTS

5.4. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,	2016	2015	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	395,079	378,964	16,115	4.3%

Minus the following items:

Restructuring costs	—	35,903	(35,903)	(100.0%)

Net finance costs	17,623	23,984	(6,361)	(26.5%)
Earnings before income taxes	377,456	319,077	58,379	18.3%

Income tax expense	103,021	86,188	16,833	19.5%

Effective tax rate	27.3%	27.0%
Net earnings	274,435	232,889	41,546	17.8%

Margin	10.6%	9.0%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	303,203,548	309,337,317		(2.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,569,738	318,572,873		(2.8%)

Earnings per share (in dollars)

Basic EPS	0.91	0.75	0.16	21.3%

Diluted EPS	0.89	0.73	0.16	21.9%

For the current quarter, the increase in earnings before income taxes mainly came from the increase in adjusted EBIT as described in section 5.3 of the present document. In addition, $35.9 million of restructuring costs were incurred in Q4 2015.

In Q4 2016, the income tax expense was $103.0 million, an increase of $16.8 million compared to $86.2 million in Q4 2015, while our effective income tax rate increased from 27.0% to 27.3%. The increase in income tax rate was mainly attributable to the decrease in U.K earnings where the enacted tax rate is lower.

Net earnings were $274.4 million, an increase of $41.5 million compared to $232.9 million last year.

The table in section 5.4.1 shows the quarterly year-over-year comparison of the tax rate with the impact of restructuring costs removed.

During the quarter, no Class A subordinate voting shares were repurchased while 924,816 stock options were exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, restructuring costs :

For the three months ended September 30,			Change
	2016	2015	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	377,456	319,077	58,379	18.3%

Add back:

Restructuring costs	—	35,903	(35,903)	(100.0%)
Earnings before income taxes excluding specific items	377,456	354,980	22,476	6.3%

Income tax expense	103,021	86,188	16,833	19.5%

Add back:

Tax deduction on restructuring	—	8,352	(8,352)	(100.0%)
Income tax expense excluding specific items	103,021	94,540	8,481	9.0%

Effective tax rate excluding specific items	27.3%	26.6%

Net earnings excluding specific items	274,435	260,440	13,995	5.4%

Net earnings excluding specific items margin	10.6%	10.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	303,203,548	309,337,317		(2.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,569,738	318,572,873		(2.8%)

Earnings per share excluding specific items (in dollars)

Basic EPS	0.91	0.84	0.07	8.3%

Diluted EPS	0.89	0.82	0.07	8.5%

FISCAL 2016 RESULTS

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2016, cash and cash equivalents were $596.5 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2016 and 2015.

For the three months ended September 30,	2016	2015	Change
In thousands of CAD

Cash provided by operating activities	401,806	451,310	(49,504)

Cash used in investing activities	(101,300)	(79,339)	(21,961)

Cash used in financing activities	(1,473)	(366,092)	364,619

Effect of foreign exchange rate changes on cash and cash equivalents	13,815	34,688	(20,873)

Net increase in cash and cash equivalents	312,848	40,567	272,281

5.5.1. Cash Provided by Operating Activities

For Q4 2016, cash provided by operating activities was $401.8 million compared to $451.3 million in Q4 2015, or 15.6% of revenue compared to 17.5% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2016	2015	Change
In thousands of CAD

Net earnings	274,435	232,889	41,546

Amortization and depreciation	98,385	107,565	(9,180)

Other adjustments [1]	41,896	18,247	23,649

Cash flow from operating activities before net change in non-cash working capital items	414,716	358,701	56,015

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	49,524	104,019	(54,495)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(118,621)	(63,589)	(55,032)

Other [2]	56,187	52,179	4,008

Net change in non-cash working capital items	(12,910)	92,609	(105,519)

Cash provided by operating activities	401,806	451,310	(49,504)

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets related to operating activities, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2016, the $12.9 million of net change in non-cash working capital items was mostly due to:

•

The change in accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities, mainly driven by the reduction in vacation accruals, the timing of payments of sales and payroll taxes, and payroll accruals.

This was partially offset by :

•	The favourable change in accounts receivable, work in progress and deferred revenue mainly due to a decrease in our DSO from 45 days in Q3 2016 to 44 days in Q4 2016;

•	The net decrease in prepaid expenses and other assets mostly due to the timing of payments of software license maintenance and rent; and,

•	The increase in income tax accruals.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.2. Cash Used in Investing Activities

For Q4 2016,$101.3 million were used in investing activities while $79.3 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD
Proceeds from sale of capital assets	980	—	980

Purchase of property, plant and equipment	(41,578)	(32,474)	(9,104)

Additions to contract costs	(29,327)	(27,603)	(1,724)

Additions to intangible assets	(28,802)	(20,704)	(8,098)

Net purchase of long-term investments	(2,573)	(220)	(2,353)

Payments received from long-term receivables	—	1,662	(1,662)

Cash used in investing activities	(101,300)	(79,339)	(21,961)

The increase of $22.0 million in cash used in investing activities during Q4 2016 was mainly due to :

•	The purchase of property, plant and equipment due to investments across our data center infrastructure operations and global delivery centers; and,

•	Investments in intangible assets for the purchase of software licenses used mainly in the delivery of client contracts as well as investment in internal-used software.

5.5.3. Cash Used in Financing Activities

For the three months ended September 30,	2016	2015	Change
In thousands of CAD
Net change in long-term debt	(16,718)	(120,772)	104,054

Settlement of derivative financial instruments	—	(23,293)	23,293

Repurchase of Class A subordinate voting shares	—	(229,041)	229,041

Issuance of Class A subordinate voting shares	15,245	7,014	8,231

Cash used in financing activities	(1,473)	(366,092)	364,619

During Q4 2016, $16.7 million was used to reduce our outstanding long-term debt while for the same period last year $120.8 million was used mainly driven by $121.9 million in repayments under the term loan credit facility.

During Q4 2016, we did not repurchase Class A subordinate voting shares under the NCIB. For the same period last year, we used $229.0 million to repurchase 4,850,402 Class A subordinate voting shares under the NCIB.

In Q4 2016, we received $15.2 million in proceeds from the exercise of stock options, compared to $7.0 million during the same period last year.

FISCAL 2016 RESULTS

6.	Eight Quarter Summary

As at and for the three months	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
ended,	2016	2016	2016	2015	2015	2015	2015	2014
In millions of CAD unless otherwise noted
Growth

Revenue	2,582.4	2,667.1	2,750.0	2,683.7	2,585.3	2,559.4	2,601.2	2,541.3

Year-over-year revenue growth	(0.1%)	4.2%	5.7%	5.6%	4.1%	(4.0%)	(3.8%)	(3.9%)

Constant currency year-over-year revenue growth	2.8%	0.6%	(1.0%)	(1.8%)	(3.1%)	(3.5%)	(3.5%)	(6.0%)

Backlog	20,893	20,614	20,705	21,505	20,711	19,697	20,000	20,175

Bookings	2,858	2,940	2,734	3,199	2,856	2,227	2,253	4,304

Book-to-bill ratio	110.7%	110.2%	99.4%	119.2%	110.5%	87.0%	86.6%	169.4%

Book-to-bill ratio trailing twelve months	109.8%	109.8%	104.1%	101.0%	113.2%	106.4%	107.4%	112.1%
Profitability

Adjusted EBIT	395.1	390.5	390.6	384.1	379.0	371.2	363.1	344.0

Adjusted EBIT margin	15.3%	14.6%	14.2%	14.3%	14.7%	14.5%	14.0%	13.5%

Net earnings	274.4	273.8	282.7	237.7	232.9	257.2	251.2	236.3

Net earnings margin	10.6%	10.3%	10.3%	8.9%	9.0%	10.1%	9.7%	9.3%

Diluted EPS (in dollars)	0.89	0.89	0.90	0.75	0.73	0.80	0.78	0.74

Net earnings excluding specific items	274.4	273.8	268.3	264.9	260.4	257.2	251.2	236.3

Net earnings margin excluding specific items	10.6%	10.3%	9.8%	9.9%	10.1%	10.1%	9.7%	9.3%

Diluted EPS excluding specific items (in dollars)	0.89	0.89	0.86	0.84	0.82	0.80	0.78	0.74
Liquidity

Cash provided by operating activities	401.8	351.7	251.4	328.2	451.3	214.1	284.7	339.2

As a % of revenue	15.6%	13.2%	9.1%	12.2%	17.5%	8.4%	10.9%	13.3%

Days sales outstanding	44	45	41	44	44	46	41	42
Capital structure

Net debt	1,333.3	1,648.7	1,926.7	1,573.7	1,779.6	1,791.4	1,869.8	1,924.5

Net debt to capitalization ratio	15.8%	20.5%	23.8%	18.3%	21.7%	22.7%	24.4%	25.1%

Return on equity	17.2%	16.9%	16.9%	16.9%	17.7%	18.2%	18.4%	18.9%

Return on invested capital	14.5%	14.4%	14.4%	14.5%	14.5%	14.8%	14.6%	14.7%
Balance sheet

Cash and cash equivalents, and short-term investments	596.5	283.7	168.9	552.4	305.3	264.7	223.5	489.6

Total assets	11,693.3	11,434.0	11,417.9	12,130.3	11,787.3	11,190.4	10,985.8	11,171.9

Long-term financial liabilities	1,765.4	1,764.5	1,928.5	1,822.1	1,896.4	1,765.8	2,067.7	2,451.5

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in systems integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts

MANAGEMENT’S DISCUSSION AND ANALYSIS

and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit from natural hedges.

FISCAL 2016 RESULTS

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2016 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, “Leases”, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2016. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

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

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenues, estimated losses on revenue-generating contracts is accounted for as described below.

FISCAL 2016 RESULTS

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.

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

The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of audited consolidated financial statements for the fiscal year ended September 30, 2016. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2016, the fair value of each segment represents between 180% and 350% of its carrying value.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

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

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical

MANAGEMENT’S DISCUSSION AND ANALYSIS

experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining adequate provision following litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to an adjustment occur.

FISCAL 2016 RESULTS

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

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2016. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

We derive significant revenue from contracts awarded through competitive bidding processes, which require the Company to estimate accurately the resource and costs that will be required to service any contracts it is awarded, based on the client’s bid specification and sometimes, in advance of the final determination of the full scope and design of the contract (“see Cost estimation risks”), and which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also include the substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding process.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train new resources. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

FISCAL 2016 RESULTS

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.

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

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large transformational outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to have organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

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

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

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

Taxes and tax credit programs

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

FISCAL 2016 RESULTS

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

We benefit from government sponsored programs designed to support research and development and labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flows.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our net earnings and cash flows from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance

MANAGEMENT’S DISCUSSION AND ANALYSIS

with the CGI Client Partnership Management Framework (“CPMF”), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

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

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

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

FISCAL 2016 RESULTS

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

Data Protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Security and cybersecurity risks

In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, and could affect our future sales and financial position or increase our costs and expenses. The risks to the Company include attempted breaches not only of our own products, services and systems, but also those of our customers, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work with industry and government on increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make significant further investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

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

FISCAL 2016 RESULTS

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

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI inc./CGI Group Inc.

Date: December 21, 2016	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002