Form 40-F
period 2017-09-30
CGI GROUP INC
filed 2017-12-21
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 254,106,795 Class A subordinate voting shares, 32,852,748 Class B shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

Undertaking

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

Controls and Procedures

The Registrant has established a system of controls and other procedures designed to ensure that information required to be disclosed in its periodic reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have been evaluated under the direction of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2017. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective. No change was made in the Registrant’s internal controls over financial reporting during the fiscal year ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the Securities and Exchange Commission rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.

The Audit and Risk Management Committee is currently composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Jean Brassard, Richard B. Evans, Timothy J. Hearn, Michael B. Pedersen and Joakim Westh. Mr. Jean Brassard is, however, not seeking re-election on the Board of Directors of the Registrant and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 31, 2018.

The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

•	Gilles Labbé

Please refer to the Registrant’s Management Proxy Circular dated December 11, 2017 under the heading Nominees for Election as Directors for a brief summary of Mr. Labbé’s relevant experience.

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

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services.

The prohibited services are bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

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

Fees Billed by the External Auditors

During the years ended September 30, 2017 and September 30, 2016, CGI’s external auditors billed the following fees for their services:

	Fees billed and percentage
Service retained	2017		2016
Audit fees	$7,434,888	79.22%	$7,454,707	78.45%
Audit related fees(a)	$1,508,489	16.07%	$1,494,486	15.73%
Tax fees(b)	$399,755	4.26%	$538,641	5.67%
All other fees(c)	$42,175	0.45%	$14,900	0.15%
Total fees billed	$9,385,307	100%	$9,502,734	100%

(a)

The audit related fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were in relation to tax compliance and advisory services.
(c)

The other fees billed by the external auditors for the fiscal years ended September 30, 2017 and 2016 were primarily in relation to services in connection with CGI’s corporate social responsibility program.

Codes of Ethics

In addition to its Code of Ethics and Business Conduct (which incorporates by reference the CGI Anti-Corruption Policy) that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Registrant;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of the Executive Code of Conduct to an appropriate person or persons identified in the Executive Code of Conduct; and

•	Accountability for adherence to the Executive Code of Conduct.

The Registrant’s Executive Code of Conduct and its Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) are available on the Registrant’s website at www.cgi.com.

The Board of Directors monitors compliance with the Executive Code of Conduct and the Code of Ethics and Business Conduct (which incorporates the CGI Anti-Corruption Policy) and is, under its charter, responsible for any waivers of their provisions granted to directors or Officers. No such waivers have been granted to date.

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

As disclosed in note 30 to the Registrant’s Audited Annual Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Registrant to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Audited Annual Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2017, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	1,835,200	109,006	383,022	840,128	503,044
Estimated interest on long-term debt	307,203	69,431	117,026	83,258	37,488
Finance lease obligations	29,794	13,408	12,701	3,685	—
Estimated interest on finance lease obligations	1,315	678	556	81	—
Operating leases
Rental of office space (excluding costs of services and taxes)	569,402	128,929	189,082	138,249	113,142
Computer equipment	8,955	6,373	1,589	993	—
Automobiles	78,418	39,533	35,394	3,491	—
Long-term service agreements and other	238,931	109,495	104,296	25,140	—
Total contractual obligations	3,069,218	476,853	843,666	1,095,025	653,674

The Registrant’s required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. The Registrant’s contributions to defined benefit plans are estimated at $23.8 million for fiscal 2018 as described in note 16 of the Audited Annual Consolidated Financial Statements.

Information to be Filed on This Form

The following materials are filed as a part of this Annual Report:

•	Annual Information Form for the fiscal year ended September 30, 2017

•	Audited Annual Consolidated Financial Statements for the fiscal year ended September 30, 2017

•	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2017

The following documents are filed as exhibits to this Annual Report:

23.1	Consent of Ernst & Young LLP

99.1	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.2	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.3	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CGI

Experience the commitment®

Annual Information Form

For the fiscal year ended September 30, 2017

December 11, 2017

© 2017 CGI GROUP INC.

Table of contents

CORPORATE STRUCTURE	3

INCORPORATION AND REGISTERED OFFICE	3

SUBSIDIARIES	3

CAPITAL STRUCTURE	4

STOCK SPLITS	4

MARKET FOR SECURITIES, TRADING PRICE AND VOLUME	4

NORMAL COURSE ISSUER BID AND SHARE PURCHASES FOR CANCELLATION	5

CORPORATE GOVERNANCE	5

BOARD AND STANDING COMMITTEE CHARTERS AND CODES OF ETHICS	5

AUDIT COMMITTEE INFORMATION	5

DIRECTORS AND OFFICERS	5

DIRECTORS	5

EXECUTIVE OFFICERS	6

OWNERSHIP OF SECURITIES ON THE PART OF DIRECTORS AND OFFICERS	7

DESCRIPTION OF CGI’S BUSINESS	7

MISSION, VISION AND STRATEGY	7

BUSINESS STRUCTURE	9

SERVICES OFFERED BY CGI	9

MARKETS FOR CGI’S SERVICES	10

INTANGIBLE PROPERTIES	11

HUMAN RESOURCES	11

SPECIALIZED SKILLS AND KNOWLEDGE	11

CGI OFFICES AND GLOBAL DELIVERY MODEL	12

COMMERCIAL ALLIANCES	13

QUALITY PROCESSES	13

THE IT SERVICES INDUSTRY	14

TRENDS AND OUTLOOK	14

COMPETITIVE ENVIRONMENT	14

SIGNIFICANT DEVELOPMENTS OF THE THREE MOST RECENT FISCAL YEARS	15

KEY PERFORMANCE MEASURES	15

EVENTS SUBSEQUENT TO THE FISCAL YEAR ENDED SEPTEMBER 30, 2017	17

FISCAL YEAR ENDED SEPTEMBER 30, 2017	17

FISCAL YEAR ENDED SEPTEMBER 30, 2016	20

FISCAL YEAR ENDED SEPTEMBER 30, 2015	21

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES	23

FORWARD-LOOKING INFORMATION	23

© 2017 CGI GROUP INC.	1

RISKS AND UNCERTAINTIES	23

LEGAL PROCEEDINGS	23

TRANSFER AGENT AND REGISTRAR	23

AUDITORS	24

ADDITIONAL INFORMATION	24

APPENDIX A	26

© 2017 CGI GROUP INC.	2

This Annual Information Form is dated December 11, 2017 and, unless specifically stated otherwise, all information disclosed in this form is provided as at September 30, 2017, the end of CGI’s most recently completed fiscal year. All dollar amounts are in Canadian dollars, unless otherwise stated.

CORPORATE STRUCTURE

Incorporation and Registered Office

CGI Group Inc. (the “Company”, “CGI”, “we”, “us” or “our”) was incorporated on September 29, 1981 under Part IA of the Companies Act (Quebec), predecessor to the Business Corporations Act (Quebec), which came into force on February 14, 2011 and which now governs the Company. The Company continued the activities of Conseillers en gestion et informatique CGI inc., which was originally founded in 1976. The executive and registered offices of the Company are located at 1350 René-Lévesque Blvd. West, 25th Floor, Montreal, Quebec, Canada, H3G 1T4. CGI became a public company on December 17, 1986 upon completing an initial public offering of its Class A subordinate voting shares.

Subsidiaries

The activities of the Company are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of the Company as at September 30, 2017, each of which is directly or indirectly wholly-owned by the Company. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenue did not represent more than 10% of the Company’s consolidated revenue as at September 30, 2017, have been omitted.1 The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets and revenue of the Company as at September 30, 2017. This table omits subsidiaries whose primary role is to hold investments in other CGI subsidiary entities.

Name of Subsidiary	Countries of Incorporation
Conseillers en gestion et informatique CGI inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States of America
CGI Federal Inc.	United States of America
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI Nederland B.V.	Netherlands
CGI IT UK Limited	United Kingdom
CGI France SAS	France
CGI Deutschland Ltd. & Co. KG	Germany

[1]	Based on the Company’s annual audited consolidated financial statements for the fiscal year ended September 30, 2017 filed with Canadian securities regulators and which are available at www.sedar.com and on CGI’s website at www.cgi.com.

© 2017 CGI GROUP INC.	3

Capital Structure

The Company’s authorized share capital consists of an unlimited number of Class A subordinate voting shares carrying one vote per share and an unlimited number of Class B shares (multiple voting) carrying 10 votes per share, all without par value, of which, as of December 11, 2017, 254,873,846 Class A subordinate voting shares and 32,852,748 Class B shares, were issued and outstanding. These shares represent respectively 43.69% and 56.31% of the aggregate voting rights attached to the outstanding Class A subordinate voting shares and Class B shares. Two classes of preferred shares also form part of CGI’s authorized capital: an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, also issuable in series. As of December 11, 2017, there were no preferred shares outstanding.

The Company incorporates by reference the disclosure contained under the headings Class A Subordinate Voting Shares and Class B Shares on pages 3 and 4, and First Preferred Shares and Second Preferred Shares on pages 4 and 5 of CGI’s Management Proxy Circular dated December 11, 2017 which was filed with Canadian securities regulators and which is available at www.sedar.com and on CGI’s website at www.cgi.com.

Stock Splits

As of December 11, 2017, the Company had proceeded with four subdivisions of its issued and outstanding Class A subordinate voting shares as follows:

●	August 12, 1997 on a two for one basis;
●	December 15, 1997 on a two for one basis;
●	May 21, 1998 on a two for one basis; and
●	January 7, 2000 on a two for one basis.

Market for Securities, Trading Price and Volume

The Class A subordinate voting shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol GIB.A and on the New York Stock Exchange, under the symbol GIB. A total of 134,542,727 Class A subordinate voting shares were traded on the TSX during the fiscal year ended September 30, 2017 as follows:

Month	High(a) ($)	Low(a) ($)	Volume
October 2016	64.44	60.61	8,074,177
November 2016	67.14	62.03	12,034,861
December 2016	65.85	60.93	13,164,692
January 2017	66.25	61.61	10,521,057
February 2017	64.62	60.91	13,765,792
March 2017	64.86	61.11	13,924,542
April 2017	66.02	61.93	7,878,245
May 2017	67.27	64.80	12,125,814
June 2017	69.22	65.04	12,394,080

© 2017 CGI GROUP INC.	4

Month	High(a) ($)	Low(a) ($)	Volume
July 2017	67.22	64.69	7,906,079
August 2017	67.17	61.73	11,268,577
September 2017	65.03	62.45	11,484,811

(a)	The high and low prices reflect the highest and lowest prices at which a board lot trade was executed in a trading session during the month.

Normal Course Issuer Bid and Share purchases for cancellation

On February 1, 2017, CGI announced that it was renewing its normal course issuer bid (“NCIB”) to purchase for cancellation up to 10% of the Company’s public float of its issued and outstanding Class A subordinate voting shares during the NCIB term that commenced on February 6, 2017 and will expire on February 5, 2018 at the latest. On September 14, 2017, the Company entered into a specific share purchase for cancellation program with a third party, which forms part of the NCIB. See Description of CGI’s Business – Significant developments of the Three Most Recent Fiscal Years – Fiscal Year ended September  30, 2017 – Normal Course Issuer Bid later in this document.

CORPORATE GOVERNANCE

Board and Standing Committee Charters and Codes of Ethics

CGI’s Codes of Ethics, including its Code of Ethics and Business Conduct (which incorporates by reference the CGI Anti-Corruption Policy) and its Executive Code of Conduct, the charter of the Board of Directors and the charters of the standing committees of the Board of Directors, including the charter of the Audit and Risk Management Committee, are set out in CGI’s Fundamental Texts which are annexed as Appendix A to this Annual Information Form.

Audit Committee Information

The Company incorporates by reference the disclosure contained under the heading Expertise and Financial and Operational Literacy on pages 43 to 45 and the disclosure under the heading Report of the Audit and Risk Management Committee on page 53 and following of CGI’s Management Proxy Circular dated December 11, 2017.

Directors and Officers

Directors

The Company incorporates by reference the disclosure under the heading Nominees for Election as Directors relating to the Company’s directors contained on pages 8 to 15, and the table on Board of Directors committee membership on page 41 of CGI’s Management Proxy Circular dated December 11, 2017.

Jean Brassard, director since 1978, announced that he was retiring and would not present himself for re-election as a director of the Company. He will therefore cease to be a director on January 31, 2018. Mr. Brassard joined the Company in 1978 as a Vice-President and led the development and implementation of major IT projects in all economic sectors served by CGI. He also became President and Chief Operating Officer in 1997.

© 2017 CGI GROUP INC.	5

Executive Officers

The following table states the names of CGI’s executive officers, their place of residence, their principal occupation within the Company as of December 11, 2017 and, where required, any other previously held positions in the last five years with the Company or one of its affiliates, or outside of the Company:

Name and Residence	Principal Occupation with the Company	Previously held position (last five years)
Jean-Michel Baticle Précy-sur-Oise, Oise, France	President, France, Luxembourg and Morocco Operations	●	Senior Vice-President, Regions
		●	Vice-President, Regions
François Boulanger Brossard, Quebec, Canada	Executive Vice-President and Chief Financial Officer	●	Senior Vice-President and Corporate Controller
Mark Boyajian Toronto, Ontario, Canada	President, Canada Operations	●	Senior Vice-President & Mid-Atlantic Business Unit Leader
		●	Senior Vice-President, US Mid-Atlantic
Benoit Dubé St-Lambert, Quebec, Canada	Executive Vice-President, Chief Legal Officer and Corporate Secretary	--
Julie Godin Verdun (Nuns’ Island), Quebec, Canada	Vice-Chair of the Board, Executive Vice-President, and Chief Planning and Administration Officer	●	Vice-Chair of the Board, Chief Planning and Administration Officer
		●	Executive Vice-President, Global Human Resources and Strategic Planning and Vice-Chair of the Board
		●	Executive Vice-President, Human Resources and Strategic Planning
Serge Godin Westmount, Quebec, Canada	Founder and Executive Chairman of the Board	--
Lorne Gorber Boucherville, Quebec, Canada	Executive Vice-President, Global Communications and Investor Relations	●	Senior Vice-President, Global Communications and Investor Relations
David L. Henderson Fairfax, Virginia, United States	President, United States Operations, Commercial & State Government	●	Senior Vice-President US Central and South
		●	Vice-President US Central and South
Michael J. Keating New York, New York, United States	Senior Vice-President, Global Marketing and IP Strategy	●	SVP, Global IP Strategy
		●	SVP, New York Public Sector practice

© 2017 CGI GROUP INC.	6

Name and Residence	Principal Occupation with the Company	Previously held position (last five years)
George J. Mattackal Bengaluru, Karnataka, India	President, Asia Pacific Operations, Global Delivery Centers of Excellence	●	Senior Vice-President and Business Unit Leader, Asia Pacific Communication and Enterprise Services Delivery Center
		●	Vice-President Consulting Services, India
Douglas McCuaig Toronto, Ontario, Canada	President, Eastern Central and Southern Europe Operations	●	Executive Vice-President, Global Client Transformation Services
		●	President, Canada
Heikki Nikku Tuusula, Helsinki, Finland	President, Nordics Operations	●	Senior Vice-President of Finland and Estonia Operations
		●	Managing Director of Logica Finland Operations
Daniel Rocheleau Longueuil, Quebec, Canada	Executive Vice-President and Chief Business Engineering Officer	--
George D. Schindler Westmount, Quebec, Canada	President and Chief Executive Officer	●	President and Chief Operating Officer
		●	Chief Operating Officer
		●	President, United States and Canada Operations
Steve Thorn Caterham, Surrey, United Kingdom	President, United Kingdom Operations	●	Senior Vice-President, UK Public Sector Business
		●	Senior Vice-President, Application Services
		●	Vice-President, Logica UK Delivery

Ownership of Securities on the Part of Directors and Officers

The Company incorporates by reference the disclosure under the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares on pages 5 and 6 of CGI’s Management Proxy Circular dated December  11, 2017.

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

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

© 2017 CGI GROUP INC.	7

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a “Build and Buy” profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

●	Pillar 1: Smaller contract wins, renewals and extensions;

●	Pillar 2: Large, long-term outsourcing contracts;

●	Pillar 3: Small firm or niche player acquisitions; and

●	Pillar 4: Large, transformational acquisitions.

The first two pillars relate to driving profitable organic growth through the pursuit of contracts – both large and small – with new and existing clients in our targeted industries.

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

CGI’s Dream, Vision, Mission and Values are explained in its Fundamental Texts, which are annexed as Appendix A, and are available on CGI’s website at www.cgi.com.

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

●

Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI professionals speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

●

Global reach: Our local presence is complemented by an expansive global delivery network designated to provide our clients with 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

●

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, DevOps, artificial intelligence and robotics, cloud, cybersecurity, blockchain, data analytics and the Internet of Things. In addition, more than 80% of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

●

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

© 2017 CGI GROUP INC.	8

Business Structure

For the fiscal year ended September 30, 2017, the Company’s operations were managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). For additional information on our operating segments, please refer to sections 3.4, 3.6, 5.3 and 5.4 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017 and to note 28 of our annual audited consolidated financial statements for the fiscal years ended September 30, 2017 and 2016, which were filed with Canadian securities regulators and are available at www.sedar.com and on CGI’s website at www.cgi.com.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, for the fiscal years ended September 30, 2017 and 2016:

Segment Revenue	2017	2016
In thousands of CAD
U.S.	3,028,355	2,878,661
Nordics	1,577,883	1,651,322
Canada	1,605,500	1,536,331
France	1,559,869	1,444,966
U.K.	1,286,700	1,431,739
ECS	1,194,409	1,198,854
Asia Pacific	592,350	541,391
Total	10,845,066	10,683,264

Services Offered by CGI

CGI delivers end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration and outsourcing. CGI’s intellectual property (“IP”) solutions, combined with in-depth industry expertise, a unique client proximity and best-fit global delivery network, enable CGI to partner with clients around the world to accelerate results, transform their organizations and drive competitive advantage.

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation and operations. Our portfolio encompasses:

●

High-end IT and business consulting and systems integration: CGI helps clients create their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

●

Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver innovation, significant efficiency improvements and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years allowing our clients to reinvest savings, further driving investments in their digital transformations.

© 2017 CGI GROUP INC.	9

CGI has a wide range of CGI-built IP-based business solutions that help shape opportunities and drive value for its clients and shareholders, including the following1:

●

CGI Advantage is a leading enterprise resource planning (“ERP”) solution that helps state and local governments improve their back-office operations and better serve their citizens. Its full suite of built-for-government applications includes financial management, budgeting, payroll, human resource management, regulatory management, case management, obligation recovery and business intelligence. CGI Advantage has had 400+ successful implementations spanning U.S. states, cities and counties. Clients include 22 state governments, the two largest U.S. cities by population and four of the six largest U.S. counties by population, including the largest. CGI Advantage delivery options include on-premises implementation, managed services hosted in a CGI data center, or as a “software as a service” (“SaaS”) offering.

●

Momentum is an integrated ERP suite trusted by 150+ organizations across the three branches of the U.S. federal government, including intelligence and defense organizations. Momentum provides comprehensive capabilities to improve federal back-office operations. Its delivery options include on-premise implementation, managed services hosted in a CGI data center, or as a SaaS subscription-based offering.

●

CGI’s Credit Services Solutions, including CGI Collections360, CGI Gateway360, as well as other applications, are in use by hundreds of enterprises around the world to support their consumer and small business credit operations, improving their revenue management performance.

●

CGI Atlas360 is an end-to-end outsourcing solution with the ability to deliver individual components to support the needs of clients who require one or more specialized services, particularly those who would like to improve the customer experience using an omni channel solution. It is used in five continents, 70 countries and in 39 languages and its business process services include global call center support, fee processing, cash management and complex scheduling, all supported by a cloud-based customer relationship management software.

●

CGI Trade360 delivers all of the software, infrastructure and support resources necessary to power a bank’s global trade business. Delivered as a SaaS offering, CGI Trade360 enables banks to provide the full range of traditional trade, payables, receivables, factoring, collateral management and cash management services to their customers – anywhere, anytime – on a single, integrated and global platform. The CGI Trade360 platform is built uniquely for multi-bank, multi-currency and multi-time zone processing, and supports more than 45,000 portal users in more than 90 countries.

1 CGI Advantage, Momentum, CGI Collections360, CGI Gateway360, CGI Atlas360 and CGI Trade360 are trademarks or registered trademarks of CGI Group  Inc. or its affiliates.

Markets for CGI’s Services

CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, allows us to evolve the services and solutions we deliver within those industries.

© 2017 CGI GROUP INC.	10

Our targeted industries include: government, financial services, health, utilities, communications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (“MRD”).

As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.

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

Human Resources

As of September 30, 2017, CGI had approximately 71,000 professionals, whom we refer to as members. In order to encourage the high degree of commitment necessary to ensure the quality and continuity of client service, CGI offers its members the right to acquire Class A subordinate voting shares pursuant to a Share Purchase Plan. Among the countries in which we currently offer the Share Purchase Plan, approximately 56,000 of our members own Class A subordinate voting shares. The Company also has a Profit Participation Plan which reinforces our ownership culture by distributing a portion of the Company’s profits to our members based on business performance.

Specialized Skills and Knowledge

The skills, expertise and competencies required by clients in the IT industry are constantly evolving. CGI strives to be one step ahead and adopts a proactive approach, not only by recruiting engaged and skilled professionals but more importantly by developing and retaining them to meet our clients’ needs. In addition to training and development activities and participation in professional associations, our talent management strategy includes stretch project assignments (local and abroad), job shadowing, coaching, mentoring and access to leadership and core competencies development programs through CGI’s Leadership Institute. Over the years, we have put in place multiple initiatives to meet our clients’ needs, fulfill our business plans, maintain and develop professionals of very high calibre for the benefits of our clients, members and shareholders.

© 2017 CGI GROUP INC.	11

CGI Offices and Global Delivery Model

CGI serves its clients from offices and global delivery centers located in six continents: North America, South America, Europe, Africa, Asia and Australia. The global delivery centers enable CGI to provide its clients with the right mix of onshore, near-shore and off-shore IT services that best suits their business needs. CGI’s main offices and global delivery centers are listed below:

Canada

Burnaby, BC	Halifax, NS‡	Ottawa, ON	Sherbrooke, QC‡
Calgary, AB	Markham, ON	Quebec City, QC‡	Toronto, ON
Charlottetown, PEI‡	Mississauga, ON‡	Regina, SK‡	Victoria, BC
Edmonton, AB	Moncton, NB‡	Saguenay, QC‡
Fredericton, NB‡	Montréal, QC‡	Shawinigan, QC‡

United States

Albany, NY	Fairview Heights, IL	New York, NY	Troy, AL‡
Atlanta, GA	Fairfax, VA	North Charleston, SC	Tuscon, AZ
Annapolis Junction, MD	Gales Ferry, CT	Phoenix, AZ‡	Washington, DC
Belton, TX‡	Houston, TX	Pittsburg, PA	Waterville, ME‡
Birmingham, AL	Huntsville, AL	Sacramento, CA	Wausau, WI‡
Burlington, MA	Lafayette, LA‡	San Angelo, TX
Cleveland, OH	Lakewood, CO	San Antonio, TX
Columbia, SC	Lebanon, VA‡	San Diego, CA
Columbus, OH	Los Angeles, CA	Sierra Vista, AZ
Dallas / Fort Worth, TX	Manasses, VA	Somersworth, NH
Durham, NC	Mobile, AL‡	Sterling, VA

Europe, Asia Pacific, Latin America and Africa

Aarhus, Denmark	Eindhoven, Netherlands	London, U.K.	Riihimäki, Finland
Aalsmeer, Netherlands‡	Espoo, Finland	Lyon, France‡	Rotterdam, Netherlands
Amiens, France‡	Gävle, Sweden	Maastricht, Netherlands	Sacavém, Portugal
Arnhem, Netherlands	Glasgow, U.K.	Madrid, Spain‡	São Paulo, Brazil‡
Ballerup, Denmark	Gloucester, U.K.	Málaga, Spain‡	Sintra, Portugal
Bangalore, India‡	Göteborg, Sweden	Malmö, Sweden	Stockholm, Sweden
Bertrange, Luxembourg	Grenoble, France	Manila, Philippines‡	Strasbourg, France
Birmingham, U.K.	Groningen, Netherlands	Marseille, France	Sulzback (Taunus), Germany
Bordeaux, France‡	Hamburg, Germany	Melbourne, Australia	Sundsvall, Sweden
Borlänge, Sweden	Heerlen, Netherlands	Milton Keynes, U.K.	Sydney, Australia
Bratislava, Slovakia	Helsinki, Finland‡	Montpellier, France‡	Tallinn, Estonia
Bremen, Germany‡	Hoofddorp, Netherlands	Mumbai, India‡	Tampere, Finland
Bridgend, U.K.‡	Hyderabad, India‡	Munich, Germany	Tartu, Estonia
Bristol, U.K.	Karlstad, Sweden	Nantes, France	Toulouse, France‡
Brno, Czech Republic‡	Köln / Bonn, Germany	Nice, France	Turku, Finland
Bromölla, Sweden	Krakow, Poland‡	Oslo, Norway‡	Warsaw, Poland‡
Casablanca, Morocco‡	Kuala Lumpur, Malaysia‡	Östersund, Sweden‡
Chennai, India‡	Lahti, Finland	Oulu, Finland
Clermont-Ferrand, France	Le Mans, France	Paris, France
Darmstadt, Germany	Leatherhead, U.K	Porto, Portugal‡
Didsbury, U.K.	Leinfelden-Echterdingen, Germany	Prague, Czech Republic‡
Diegem, Belgium	Lille, France	Rabat, Morocco‡
Düsseldorf, Germany	Linköping, Sweden	Reading, U.K.
Edinburgh, U.K.	Lisbon, Portugal‡	Rennes, France

‡ indicates cities where CGI operates global delivery centers.

© 2017 CGI GROUP INC.	12

All of CGI’s offices are located in rented premises with the exception of the following properties, which are owned by CGI: one property in Belton, Texas; one property in Lebanon, Virginia where the land is leased with a right to purchase; one property in Phoenix, Arizona, which is a data center; one property in Montreal, Quebec, which is a data center; one property in Mississauga, Ontario, which is a data center; one property in Riihimäki, Finland; one office building in Mumbai, India that is built on land that we lease; one property in Odivelas, Portugal; one property in Bromölla, Sweden; and two properties in Bridgend, U.K., one of which is an office and delivery center and the other of which is a parcel of land.

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

The Company began working towards obtaining ISO 9001 certification for the portion of its operations covered by its Project Management Framework in 1993 and CGI’s Quebec City office was granted ISO 9001 certification in June 1994, which allowed CGI to become North America’s first organization in the IT consulting field to receive ISO 9001 certification for the way in which it managed projects. Beginning in 1995, CGI expanded its ISO 9001 certification throughout its Canadian, U.S. and international offices as well as its corporate headquarters. Over the past several years, in the context of CGI’s high growth rate, its ISO certified quality system has been a key ingredient in spreading its culture, in part because it helps to integrate new members successfully.

As clients grow and IT projects become increasingly complex, CGI strives to further refine its quality processes while allowing them to branch out across all its activities. CGI’s enhanced quality system, of which the Client Partnership Management Framework forms part, is simpler and provides the Company’s business units with greater autonomy in a context of decentralized activities. CGI applications development centers in Mumbai, Hyderabad, Chennai and Bangalore in India, have also achieved SEI CMMi DEV Level 5 quality certification and ISO 27001 security management system certification.

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

© 2017 CGI GROUP INC.	13

The IT Services Industry

Trends and Outlook

CGI intends to continue executing on its “Build and Buy” growth strategy, expanding both through profitable organic growth (Build) and through accretive acquisitions (Buy). Today more than ever, government and commercial organizations across various industries are using technology to drive change. Any new service, program or efficiency improvement implemented as part of these changes brings a need for additional IT.

As part of our annual strategic planning activities in 2017, we held 1,300 face-to-face client interviews with business and technology executives across 10 industries in 17 countries. The key priority that emerged from these conversations was a clear and accelerating need across industries to transform in order to meet the growing digital needs of consumers and citizens. In line with this trend is a more pronounced focus on enterprise-wide digital strategies. The number of executives who said they are implementing enterprise-wide initiatives rose to 40 percent – up from just 12 percent from when we held interviews with executives in 2016.

These trends, along with the rise of technological innovation in areas such as automation and analytics, are driving increasing demand for secure enterprise solutions. Delivering on this client demand requires significant investments in scale, reach, and capabilities as well as the understanding that IT is not a commodity but a crucial asset to be protected.

Budget pressures and the need to improve performance remain an ongoing trend across industries, thereby presenting opportunities that the Company has successfully exploited in the past. We believe that the potential for end-to-end IT and business services and solutions – including high-end IT and business consulting, systems integration, outsourcing and intellectual property – remains enormous.

As part of our annual strategic planning activities and client interviews, CGI analyzes spending on IT and business process services in Canada, the U.S. and Europe. As the digital transformation of industries expands and as our clients develop enterprise-wide digital strategies, spending patterns are also changing. Our interviews indicate that clients in every industry plan to increase or maintain their IT spend and are planning to re-balance their budgets to spend more on new applications and reduce legacy costs. Over a three-year period, our interviews indicate that clients plan to more than double the allocation of their budgets to new projects. These findings are supported by external IT spend research conducted by Gartner Inc., which published a report on April 27, 2017 indicating that enterprise IT domain spending was forecast to increase over three years at a compounded annual growth rate (“CAGR”) of 3.4% across all geographies and industries aligned to CGI’s client proximity footprint. These estimates indicate a large untapped potential market for our end-to-end services and solutions.

Competitive Environment

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We are working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

© 2017 CGI GROUP INC.	14

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers and large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

●	Depth and breadth of industry and technology expertise;

●	Consistent, on-time, within-budget delivery everywhere the client operates;

●	Total cost of services and value delivered;

●	Breadth of digital IP solutions;

●	Ability to deliver practical innovation for measurable results;

●	Global, nearshore and onshore delivery network options; and

●	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We are not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach and capabilities to meet clients’ enterprise needs.

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

Profitability

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017.

Net earnings – is a measure of earnings generated for shareholders.

Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

© 2017 CGI GROUP INC.	15

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of our day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management uses for such purpose. Management believes that, as a result, investors are afforded greater transparency in assessing the true operational performance of the Company and that it also provides better comparability from period to period. A reconciliation of the net earnings excluding specific items (non-GAAP) to its closest IFRS measure can be found in section 3.8.3 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017.

Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017, while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

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

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

© 2017 CGI GROUP INC.	16

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that the longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors for the same reasons.

Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating net earnings and how well the Company uses the invested funds to generate net earnings growth. We believe that this measure is useful to investors for the same reasons.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Events Subsequent to the Fiscal Year ended September 30, 2017

On October 6, 2017, the Company acquired Affecto Plc, a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland for a total purchase price of $137.4 million (€93.4 million). This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company.

Fiscal Year ended September 30, 2017

Highlights and Key Performance Measures

Key performance figures for the year include:

© 2017 CGI GROUP INC.	17

●	Revenue of $10.8 billion, up 1.5%, or 4.3% in constant currency;
●	Adjusted EBIT of $1,586.6 million, up $26.3 million;
●	Adjusted EBIT margin of 14.6%, stable;
●	Net earnings of $1,035.2 million, down $33.5 million;
●	Net earnings excluding specific items[1] of $1,107.0 million, up $25.5 million;
●	Net earnings margin of 9.5%, down 50 basis points;
●	Net earnings margin excluding specific items[1] of 10.2%, up 10 basis points;
●	Diluted EPS of $3.41, down 0.3%;
●	Diluted EPS excluding specific items[1] of $3.65, up 5.5%;
●	Bookings of $11.3 billion, or 104% of revenue;
●	Backlog of $20.8 billion, down $80.5 million; and
●	Cash provided by operating activities of $1,358.6, or 12.5% of revenue.

[1]

Specific items include the acquisition-related and integration costs, restructuring costs, both net of tax, which are discussed in sections 3.7.1 and 3.7.2 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017.

Acquisitions

During the fiscal year ended September 30, 2017, the Company acquired through its subsidiaries four consulting companies in the US:

●

On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

●

On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

●	On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and

●

On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc., a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

These companies increase CGI’s workforce by approximately 1,000 professionals and, together, generate annual revenues of approximately US$182 million. These companies were acquired for a total purchase price of $307.1 million (US$230.2 million). They complement CGI’s proximity model and further strengthen the Company’s global capabilities across several in-demand digital transformation areas.

Long-Term Debt

On November 7, 2017, the unsecured committed revolving credit facility of $1,500 million of the Company was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

For the fiscal year ended September 30, 2017, we used $180.9 million to reduce our outstanding long-term debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million). In addition, we drew $200.0 million on the Company’s unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB.

© 2017 CGI GROUP INC.	18

Normal Course Issuer Bid (“NCIB”)

On February 1, 2017, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 21,190,564 Class A subordinate voting shares, representing 10% of the Company’s public float as of the close of business on January 25, 2017. Class A subordinate voting shares may be purchased for cancellation under the current NCIB commenced on February 6, 2017 until the earlier of February 5, 2018 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During the fiscal year ended September 30, 2017, the Company purchased for cancellation 19,929,268 Class A subordinate voting shares for approximately $1,246.7 million at an average price of $62.55 under the current NCIB and the Company’s previous NCIB which ended on February 3, 2017. The purchased shares included 4,854,368 Class A subordinate voting shares purchased for cancellation from Caisse de dépôt et de placement du Québec (“CDPQ”) for cash consideration of $300.0 million. In accordance with the TSX rules, this purchase is considered in the annual aggregate limit that the Company is entitled to purchase for cancellation under the current NCIB. The NCIB allows for purchases outside of the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2017, all of these Class A subordinate voting shares were cancelled and paid.

As at September 30, 2017, the Company could purchase up to 7,358,996 Class A subordinate voting shares for cancellation under the current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the fiscal year ended September 30, 2017 were $11.3 billion representing a book-to-bill ratio of 104.1%. Of the $11.3 billion in bookings signed during this year, 42% came from new business, while 58% came from extensions and renewals.

Our largest verticals for bookings were government, MRD and financial services, making up approximately 36%, 24% and 21% of total bookings, respectively. From a reporting segment perspective, the U.S. accounted for 34% of total bookings, followed by the Nordics and France, each respectively at 15%.

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

Foreign currency impact

Foreign currency rate fluctuations unfavourably impacted our revenue by 2.8%. This contrasts with a favourable impact of 3.7% in fiscal 2016 and a favourable impact of 2.0% in fiscal 2015. This is mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates.

© 2017 CGI GROUP INC.	19

Fiscal Year ended September 30, 2016

Significant Developments

Key performance figures for the year include:

●	Revenue of $10.7 billion, up 3.9%;
●	Bookings of $11.7 billion, or 110% of revenue;
●	Backlog of $20.9 billion; up $181.8 million;
●	Adjusted EBIT of $1,560.3 million, up 7.1%;
●	Adjusted EBIT margin of 14.6%, up 40 basis points;
●	Net earnings of $1,068.7 million, up 9.3%;
●	Net earnings margin of 10.0%, up 50 basis points;
●	Diluted EPS of $3.42, up 12.5%;
●	Cash provided by operating activities of $1,333.1 million, or 12.5% of revenue;
●	Net debt of $1.3 billion, down $446.3 million; and
●	Return on equity of 17.2%.

Long-Term Debt

On November 8, 2016, the unsecured committed revolving facility of $1,500 million of the Company was extended by two years to December 2021. There were no material changes in the terms and conditions including interest rates and banking covenants.

For the fiscal year ended September 30, 2016, $182.7 million was used to reduce our outstanding long-term debt mainly driven by $129.7 million in repayment under the term loan credit facility, while we made net repayments of $901.6 million to reduce our long-term debt the previous year. During the fiscal years ended September 30, 2016 and 2015, the Company used $24.1 million and $121.6 million respectively to settle the cross-currency swaps related to the outstanding long-term debt repaid during these periods. There was no outstanding amount under our revolving credit facility other than pursuant to letters of credit.

Normal Course Issuer Bid

On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of its NCIB to purchase up to 21,425,992 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares could be purchased for cancellation under the NCIB between February 11, 2016 and the earlier of February 3, 2017 or the date on which the Company had either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elected to terminate the NCIB.

During fiscal 2016, the Company purchased for cancellation 9,319,875 Class A subordinate voting shares for approximately $517.8 million at an average price of $55.56 under the then current NCIB. The purchased shares included 7,112,375 Class A subordinate voting shares purchased for cancellation from CDPQ for cash consideration of $400.0 million. In accordance with the TSX rules, this purchase was considered in the annual aggregate limit that the Company was entitled to purchase for cancellation under its then current NCIB. The NCIB allowed for purchases outside of the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2016, the Company could purchase for cancellation up to 14,313,617 Class A subordinate voting shares under the then current NCIB.

© 2017 CGI GROUP INC.	20

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

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 3.7%. This compared with a favourable impact of 2.0% in fiscal 2015.

Fiscal Year ended September 30, 2015

Significant Developments

Key performance figures for the year include:

●	Revenue of $10,3 billion;
●	Bookings of $11.6 billion; representing a book-to-bill ratio of 113.2%;
●	Backlog of $20.7 billion, up $2.5 billion;
●	Adjusted EBIT of $1,457.3 million, up $100.4 million;
●	Adjusted EBIT margin of 14.2%, up 130 basis points;
●	Net earnings prior to specific items[1] of $1,005.1 million, up 12.5%;
●	Net earnings margin prior to specific items[1] of 9.8% up 130 basis points;
●	Diluted EPS prior to specific items[1] of $3.13, up 11.8%;
●	Cash provided by operating activities of $1,289.3 million representing 12.5% of revenue;
●	Return on invested capital of 14.5%;
●	Net debt of $1,779.6 million, down $333.7 million; and
●	Return on equity of 17.7%.

[1]

Specific items include the integration costs related to the acquisition of Logica plc, the tax adjustments and the resolution of acquisition-related provisions which are discussed on page 23 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2015.

Long-Term Debt

On November 9, 2015, the unsecured revolving credit facility of $1,500 million was extended by one year to December 2019 under the same terms and conditions. All other terms and conditions, including interest rates and banking covenants, remained unchanged.

For the fiscal year ended September 30, 2015, $901.6 million was used to reduce our outstanding long-term debt mainly driven by $879.7 million in repayments under the term loan credit facility, while we made

© 2017 CGI GROUP INC.	21

net repayments of $308.4 million on our long-term debt the prior year. Following the net repayments on our outstanding long-term debt, the Company used $121.6 million to settle the related cross-currency swaps contract during fiscal 2015. Remaining outstanding amount under our term loan credit facility was $129.2 million net of financing fees of $163,000. The unsecured committed term loan credit facility expired on May 2016.

Normal Course Issuer Bid

On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of its NCIB to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares could be purchased for cancellation under the NCIB between February 11, 2015 and the earlier of February 10, 2016 or the date on which the Company had either acquired the maximum number of Class A subordinate voting shares allowable under the then current NCIB, or elected to terminate the NCIB.

During fiscal 2015, CGI purchased for cancellation 6,925,735 Class A subordinate voting shares for approximately $332.5 million at an average price of $48.01 under the then current NCIB. This included a total of 6,350,735 Class A subordinate voting shares purchased for cancellation between May and September 2015 pursuant to issuer bid orders issued by the Ontario Securities Commission at a price representing a discount to the prevailing market price of the shares on the TSX. The NCIB allowed for purchases outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulatory authorities. As at September 30, 2015, the Company could purchase up to 12,126,472 shares for cancellation under the then current NCIB.

Bookings and Book-To-Bill Ratio

Bookings for the year were $11.6 billion representing a book-to-bill ratio of 113.2%. Of the $11.6 billion in bookings signed during this year, 36% came from new business, while 64% came from extensions and renewals.

Our largest verticals for bookings were government, communications & utilities and financial services, making up approximately 28%, 27% and 20% of total bookings, respectively. From a geographical perspective, Canada accounted for 29% of total bookings, followed by the U.S. at 21% and the Nordics at 14%.

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

Foreign currency impact

Foreign currency rate fluctuations favourably impacted our revenue by 2.0%.

© 2017 CGI GROUP INC.	22

FORWARD LOOKING INFORMATION AND RISKS AND UNCERTAINTIES

Forward-Looking Information

All statements in this Annual Information Form that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this Annual Information Form, in CGI’s annual and quarterly Management’s Discussion and Analysis and in other public disclosure documents filed with the Canadian securities regulators (on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

Risks and Uncertainties

The description of risks affecting CGI and its activities can be found in section 10 at pages 51 to 58 of CGI’s Management’s Discussion and Analysis for Fiscal Year 2017, which pages are incorporated by reference herein.

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

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent for the Company’s Class A subordinate voting shares and Class B shares is Computershare Investor Services Inc. whose head office is located in Toronto, Ontario. Share transfer service is available at Computershare’s Montreal, Quebec, and Toronto, Ontario, offices as well as at the offices of Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and Louisville, KY.

© 2017 CGI GROUP INC.	23

AUDITORS

The auditors of the Company are Ernst & Young LLP. They have confirmed their independence to the Audit and Risk Management Committee of the Company’s Board of Directors.

The Company incorporates by reference the disclosure under the heading Fees Billed by the External Auditors on page 55 of CGI’s Management Proxy Circular dated December 11, 2017.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Company, (i) a copy of this Annual Information Form of the Company, together with a copy of any document incorporated by reference therein, (ii) a copy of the annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2017 together with the accompanying report of the auditor and a copy of any subsequent interim financial statements, (iii) a copy of the Management Proxy Circular dated December 11, 2017 and (iv) a copy of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2017.

Additional information regarding, among others, directors’ and named executive officers’ compensation and indebtedness, securities authorized for issuance under equity compensation plans and principal holders of the Company’s shares, is included in the Management Proxy Circular dated December 11, 2017.

Additional financial information in relation to the fiscal year ended September 30, 2017 is presented in the annual audited consolidated financial statements of the Company and in the related Management’s Discussion and Analysis of the Company.

The documents mentioned above are available on the Canadian Securities Administrators’ website at www.sedar.com and on the Company’s website at www.cgi.com. You can also obtain a copy of such documents by contacting CGI’s Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or by contacting us by mail or phone:

Investor Relations

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

Tel.: +1-514-841-3200

© 2017 CGI GROUP INC.	24

© 2017 CGI GROUP INC.

Appendix A

CGI GROUP INC.

Fundamental Texts

The following documents form part of CGI’s Fundamental Texts and may be found on the pages indicated below:

© 2017 CGI GROUP INC.	26

CGI

Experience the commitment®

Fundamental Texts of CGI Group Inc.

© 2017 CGI GROUP INC.	Proprietary

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

THE FUNDAMENTAL TEXTS INCLUDE:

© 2017 CGI GROUP INC.	i	Proprietary

© 2017 CGI GROUP INC.	1	Proprietary

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

B.	THE CGI VISION AND MISSION

Our vision is to be a global world class information technology and business process services leader helping our clients succeed.

© 2017 CGI GROUP INC.	2	Proprietary

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

3.	Adopting a caring, humane approach towards our members

4.	Focusing on synergy and the strength of teamwork

5.	Participating in the development of our company as its owner-shareholders, and sharing in its wealth

6.	Promoting robust, healthy and sustainable growth to the benefit of all stakeholders

7.	Implementing a management model aligned with our dream and values

© 2017 CGI GROUP INC.	3	Proprietary

1.	Sharing the same values

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

© 2017 CGI GROUP INC.	4	Proprietary

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

© 2017 CGI GROUP INC.	5	Proprietary

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

© 2017 CGI GROUP INC.	6	Proprietary

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

© 2017 CGI GROUP INC.	7	Proprietary

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

© 2017 CGI GROUP INC.	8	Proprietary

© 2017 CGI GROUP INC.	9	Proprietary

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

We will now examine the individual elements of the Foundation.

© 2017 CGI GROUP INC.	10	Proprietary

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

© 2017 CGI GROUP INC.	11	Proprietary

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

© 2017 CGI GROUP INC.	12	Proprietary

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

© 2017 CGI GROUP INC.	13	Proprietary

CGI

3. Documents and Policies Pertaining to Corporate Governance

© 2017 CGI GROUP INC.	14	Proprietary

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

© 2017 CGI GROUP INC.	15	Proprietary

3.	COMPOSITION

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

© 2017 CGI GROUP INC.	16	Proprietary

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

© 2017 CGI GROUP INC.	17	Proprietary

5.	RESPONSIBILITIES AND DUTIES

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

5.1.7	The Board of Directors will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies.

5.1.8	The Board of Directors will oversee the succession planning including appointing, training and monitoring senior management and the Executive Chairman of the Board in particular.

© 2017 CGI GROUP INC.	18	Proprietary

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

5.1.12	The Board of Directors will also consider and approve:

i)	transactions out of the ordinary course of business including, without limitation, proposals on mergers, acquisitions or other major investments or divestitures;

ii)	all matters that would be expected to have a major impact on shareholders;

iii)	the appointment of any person to any position that would qualify such person as an officer of the Company; and

iv)	any proposed changes in compensation to be paid to members of the Board of Directors on the recommendation of the Human Resources Committee.

5.1.13	The Board of Directors will also receive reports and consider:

i)	The quality of relationships between the Company and its key customers;

ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

iii)	Periodic reports from Board of Directors’ committees with respect to matters considered by such committees;

iv)	Health, safety and environmental matters as they affect the Company and its business; and

v)	Such other matters as the Board of Directors may, from time to time, determine.

© 2017 CGI GROUP INC.	19	Proprietary

5.1.14	The Board of Directors will oversee management through an ongoing review process.

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

5.3.3	The Board of Directors will review annually the work undertaken by each committee and the responsibilities thereof.

5.3.4	The Board of Directors will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

5.3.5	The Board of Directors will annually appoint a Lead Director as well as a member of each of its committees to act as Chair of the committee.

© 2017 CGI GROUP INC.	20	Proprietary

5.3.6	Subject to subsection 5.3.8, committees of the Board of Directors shall be composed of a majority of Independent Directors.

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

5.4.4	The Lead Director shall provide input to the Executive Chairman of the Board on preparation of agendas for Board and committee meetings.

5.4.5	The Lead Director shall chair Board meetings when the Executive Chairman of the Board is not in attendance, subject to the provisions of the by-laws of the Company.

5.4.6	The Lead Director shall provide leadership for the independent directors and ensure that the effectiveness of the Board is assessed on a regular basis.

5.4.7	The Lead Director shall set the agenda for the meetings of the Independent Directors.

5.4.8	The Lead Director shall report to the Board concerning the deliberations of the independent directors as required.

© 2017 CGI GROUP INC.	21	Proprietary

5.4.9	The Lead Director shall, in conjunction with the Executive Chairman of the Board, facilitate the effective and transparent interaction of Board members and management;

5.4.10	The Lead Director shall provide feedback to the Executive Chairman of the Board and act as a sounding board with respect to strategies, accountability, relationships and other issues.

5.5	Review of the Board Mandate

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

© 2017 CGI GROUP INC.	22	Proprietary

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

4.2	The powers of the Committee shall be exercisable by a meeting at which a quorum is present. A quorum shall be not less than two members of the Committee from time to time. Subject to

© 2017 CGI GROUP INC.	23	Proprietary

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

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The Committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

© 2017 CGI GROUP INC.	24	Proprietary

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

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

5.2.4	Recommend to the Board of Directors the list of candidates for directors to be nominated for election by shareholders at annual meetings of shareholders.

5.2.5	Recommend to the Board of Directors candidates to fill vacancies on the Board of Directors occurring between annual meetings of shareholders.

© 2017 CGI GROUP INC.	25	Proprietary

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

CORPORATE GOVERNANCE PRINCIPLES

5.2.13	Make recommendations to the Board of Directors as deemed appropriate in the context of adherence to corporate governance guidelines in effect from time to time.

© 2017 CGI GROUP INC.	26	Proprietary

5.2.14	In conjunction with the Executive Chairman of the Board, recommend to the Board of Directors the membership and chairs of the committees of the Board of Directors.

5.2.15	Review annually the Board/management relationship.

5.2.16	On a yearly basis, review the measures applied by the Company to promote diversity, their effectiveness, and annual and cumulative progress made in achieving their objectives.

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

SHAREHOLDER PROPOSALS

5.2.24	Review and make recommendations on shareholder proposals to the Board of Directors or refer them to the Executive Chairman of the Board as appropriate.

5.3	Other Responsibilities

The Committee shall carry out such other mandates as the Board of Directors may request from time to time.

© 2017 CGI GROUP INC.	27	Proprietary

5.4	Review of Mandate of the Committee

The Board of Directors should review and reassess the adequacy of the mandate on an annual basis.

5.5	Compensation

Members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board of Directors may determine from time to time.

© 2017 CGI GROUP INC.	28	Proprietary

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

© 2017 CGI GROUP INC.	29	Proprietary

4.	MEETINGS

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

4.5	The Committee shall appoint a secretary to be the secretary of all meetings of the Committee and to maintain minutes of all meetings and deliberations of the Committee.

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

© 2017 CGI GROUP INC.	30	Proprietary

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board and Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

5.2	General Responsibilities

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

© 2017 CGI GROUP INC.	31	Proprietary

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

© 2017 CGI GROUP INC.	32	Proprietary

5.3	Other Responsibilities

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

© 2017 CGI GROUP INC.	33	Proprietary

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

© 2017 CGI GROUP INC.	34	Proprietary

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

© 2017 CGI GROUP INC.	35	Proprietary

5.	RESPONSIBILITIES AND DUTIES

5.1	Role and responsibilities of the Committee Chair:

5.1.1	The Chair of the Committee:

5.1.1.1	Provides leadership for the Committee by ensuring that:

(i)	The responsibilities of the Committee are well understood by Committee members and management.

(ii)	The Committee works as a cohesive team.

(iii)	Adequate resources and timely and relevant information are available to the Committee to support its work.

(iv)	The effectiveness of the Committee is assessed on a regular basis.

(v)	The committee’s structure and mandate is appropriate and adequate to support the discharge of the Committee’s responsibilities.

(vi)	The scheduling, organization and procedures of Committee meetings provide adequate time for the consideration and discussion of relevant issues.

5.1.1.2	Works with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary to set the calendar of the Committee’s regular meetings.

5.1.1.3	Has the authority to convene special meetings as required.

5.1.1.4	Sets the agenda in collaboration with the Executive Chairman of the Board, the Chief Financial Officer and the Corporate Secretary.

5.1.1.5	Presides at meetings.

5.1.1.6	Acts as liaison with management with regard to the work of the Committee.

5.1.1.7	Reports to the Board concerning the work of the Committee.

5.1.1.8	Exercises the authority specifically delegated to the Chair by the Committee, if any.

© 2017 CGI GROUP INC.	36	Proprietary

5.2	General responsibilities

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

© 2017 CGI GROUP INC.	37	Proprietary

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

5.6.2	The Committee shall review:

5.6.2.1	The evaluation of internal controls by the external auditors, together with management’s response;

© 2017 CGI GROUP INC.	38	Proprietary

5.6.2.2	The working relationship between management and external auditors;

5.6.2.3	The appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process;

5.6.2.4	The review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

5.6.2.5	Any decisions related to the need for internal auditing, including whether this function should be outsourced and, in such case, approving the supplier which shall not be the external auditors; and

5.6.2.6	Internal control procedures to ensure compliance with the law and avoidance of conflicts of interest.

5.6.3

The Committee shall undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditors, and any unresolved material differences of opinion or disputes.

5.7	Internal Auditor

The Committee shall:

5.7.1	Review the mandate and annual objectives of the internal auditor, if the appointment of an internal auditor is deemed appropriate;

5.7.2	Review the adequacy of the Company’s internal audit resources; and

5.7.3	Ensure the internal auditor has ongoing access to the Chair of the Committee as well as all officers of the Company, particularly the Executive Chairman of the Board and the Chief Executive Officer.

5.7.4	Review the audit plans, performance and summaries of the reports of the internal audit function as well as management’s response including follow-up to any identified weakness.

5.8	External Auditors

5.8.1	The Committee shall recommend to the Board of Directors the appointment of the external auditors, which firm is ultimately accountable to the Committee and the Board of Directors.

© 2017 CGI GROUP INC.	39	Proprietary

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

© 2017 CGI GROUP INC.	40	Proprietary

5.9	Audit Procedures

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

5.10.3	The Committee shall review the policy on use of derivatives and monitor the risk.

5.10.4	The Committee shall review the related party transactions in line with the New York Stock Exchange rules and regulations and those of any other applicable exchange or regulator.

5.10.5	The Committee shall review assurances of compliance with covenants in trust deeds or loan agreements.

5.10.6	The Committee shall review business risks that could affect the ability of the Company to achieve its business plan.

5.10.7	The Committee shall review uncertainties, commitments, and contingent liabilities material to financial reporting.

© 2017 CGI GROUP INC.	41	Proprietary

5.10.8	The Committee shall review the effectiveness of control and control systems utilized by the Company in connection with financial reporting and other identified business risks.

5.10.9	The Committee shall review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

5.10.10	The Committee shall review material valuation issues.

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

© 2017 CGI GROUP INC.	42	Proprietary

© 2017 CGI GROUP INC.	43	Proprietary

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

Serge Godin

Founder and Executive Chairman of the Board

© 2017 CGI GROUP INC.	44	Proprietary

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

© 2017 CGI GROUP INC.	45	Proprietary

2.	PURPOSE AND SCOPE OF THE CODE

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

Respect and integrity

All members of CGI support the Company’s philosophy and contribute to CGI’s development and good reputation by promoting synergy and teamwork, by expressing their ideas and by adopting the highest standards of service quality and integrity. The members of CGI are its ambassadors. They must always behave responsibly and demonstrate courtesy, honesty, civility and respect for other members of CGI, for its clients and for its suppliers, and must never do anything that could harm CGI’s reputation or that could otherwise bring CGI into disrepute.

© 2017 CGI GROUP INC.	46	Proprietary

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

© 2017 CGI GROUP INC.	47	Proprietary

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

© 2017 CGI GROUP INC.	48	Proprietary

In relation to CGI’s books and records, members must:

i)	not intentionally cause Company documents to be incorrect in any way;

ii)	not create or participate in the creation of any records that are intended to conceal anything that is improper;

iii)	properly and promptly record all disbursements of funds;

iv)	co-operate with internal and external auditors;

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

© 2017 CGI GROUP INC.	49	Proprietary

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

5.	CONFIDENTIAL INFORMATION, INTELLECTUAL PROPERTY AND PRIVACY

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

iv)	all other information or documents that, if disclosed, could be prejudicial to CGI or its clients.

© 2017 CGI GROUP INC.	50	Proprietary

Intellectual Property

“Intellectual Property” (IP) means patents, copyrights, trademarks, trade secrets and industrial designs of CGI.

Non-disclosure undertaking

CGI Confidential Information

During the normal course of business, members will have access to confidential information about CGI. In some cases, the information may affect the value of CGI shares. Each member must protect the confidentiality of all confidential CGI information and documents. Members cannot discuss them away from work, and cannot divulge any confidential CGI information or any information that could harm CGI. Confidential CGI information could include information from other members or information acquired from outside sources, sometimes under obligations of secrecy. Members are expected to use such information exclusively for business purposes and this information must not be disclosed externally, including to a spouse, partner or relative, without the approval of a member’s manager.

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

Disclosure guidelines

Insider Information

Confidential information about CGI or other public companies may not be used as a basis for trading in CGI securities, or the securities of any other company in respect of which CGI or its members, consultants or advisers are in possession of insider information. For this purpose, CGI has an established policy regarding the use of insider information and trading in securities. This policy is entitled “Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders” which extends to all directors, officers and, when in possession of Confidential Information, members, those authorized to speak on behalf of CGI and all other insiders. It is designed to protect the integrity of the Company and its directors, officers and members while ensuring compliance with all applicable securities legislation in Canada, the United States and other countries. The law stipulates that insiders may not take advantage of inside information to trade in the securities of a company. Likewise, other than in the necessary course of business, employees must not provide another person (including a spouse, partner or relative) with any information that would give them an unfair advantage when trading in securities of the company, including client companies or any other company that is the subject of an acquisition, divestiture or client related project.

© 2017 CGI GROUP INC.	51	Proprietary

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

© 2017 CGI GROUP INC.	52	Proprietary

Suppliers and Partners Information

All information on CGI suppliers and partners is also confidential and must not be disclosed without the express consent of the persons concerned.

Privacy

CGI must comply with industry practices and applicable laws when processing the personal data of clients, members and third parties. Therefore, any member who processes personal data may only do so in accordance with CGI’s privacy policies and processes.

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

Financial Interests - A conflict of interest exists when a member who is able to influence business with CGI (or family or a close personal friend of such member) owns, directly or indirectly, a beneficial interest in an organization which is a competitor of CGI, or which has current or prospective business as a supplier, customer or contractor with CGI. This does not include the situation where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

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

© 2017 CGI GROUP INC.	53	Proprietary

Gifts or Favours - A conflict of interest will arise when a member, either directly or indirectly, solicits or accepts any gift or favour from any person or organization which is a competitor of CGI, or which has current or prospective business with CGI as a customer, supplier, partner or contractor. For this purpose, a “gift” or “favour” includes any gratuitous service, loan, discount, money or article of value. It does not include articles of nominal value normally used for sales promotion purposes, ordinary and reasonable business meals and entertainment expenses if they have a clear business purpose, are permitted under the anti-corruption laws and local laws, conform to generally accepted local customs and are received in a sporadic manner.

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

Personal Relationships – The potential for a conflict, or perceived conflict, between personal/family relationships and work responsibilities may arise, for example, where a member interacts with someone in a professional capacity in the course of CGI’s business dealings with whom the member shares a close personal relationship or friendship. It may also arise if a member has a direct influence in deciding whether CGI will engage in business dealings with a person, supplier or third party with whom the member shares a close personal relationship or friendship. If the close personal relationship or friendship may be perceived as adversely affecting the member’s judgment or objectivity, both in the workplace and in any business dealings, a conflict or perceived conflict exists.

© 2017 CGI GROUP INC.	54	Proprietary

Reporting

Any actual, potential or perceived conflict of interest situation must be discussed with the member’s manager (or, in the case of an executive officer, with either CGI’s Executive Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Chief Legal Officer) as soon as possible so that steps can be taken to address the situation.

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

© 2017 CGI GROUP INC.	55	Proprietary

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

In their professional capacity, all members must refrain from any form of harassment or discrimination against anyone, including suppliers, customers and constructors.

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

© 2017 CGI GROUP INC.	56	Proprietary

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

Securities laws and insider trading

Members who possess material non-public information may not buy or sell CGI securities while such information remains non-public and must refrain from passing such information on to others, including spouses, partners, relatives and friends. These trading prohibitions apply to members at all levels - not just officers or managers. The prohibition on such trading is based on such information potentially providing an unfair advantage to the member.

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

© 2017 CGI GROUP INC.	57	Proprietary

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

Questions to consider when making charitable payments:

1.	Is the organization or body receiving the payment duly registered and does it otherwise comply with applicable law?

2.	Is the organization or body, including its board of directors and other representatives, free of any political or other undue influence?

3.	What is the purpose of the payment?

4.	Is the payment consistent with CGI’s internal guidelines on charitable giving?

5.	Is the payment at the request of a foreign official?

6.	Is a foreign official associated with the charity and, if so, can the foreign official make decisions regarding CGI’s business in that country?

© 2017 CGI GROUP INC.	58	Proprietary

7.	Is the payment conditioned on receiving business or other benefits?

10.	COMPLIANCE WITH THE CODE

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

© 2017 CGI GROUP INC.	59	Proprietary

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

Questions

Questions concerning this Code should be referred to a member’s manager who, when warranted, shall report to CGI’s Corporate Secretary.

© 2017 CGI GROUP INC.	60	Proprietary

4.2        Executive Code of Conduct

This Executive Code of Conduct (the “Code”) is part of the commitment of CGI Group Inc. (“CGI”) to ethical business conduct and practices. This Code reflects CGI’s firm commitment, not only to adherence to the law, but also to the highest standards of ethical conduct.

This Code specifically covers CGI’s principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions (collectively, the “officers”) and supplements the Code of Ethics and Business Conduct.

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

© 2017 CGI GROUP INC.	61	Proprietary

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

Accountability

Non-compliance with this Code in every respect by an officer will be a matter for consideration and review by the Board of Directors of CGI.

© 2017 CGI GROUP INC.	62	Proprietary

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

Individuals and companies can face civil and criminal charges resulting in large fines, imprisonment, and suspension or debarment from government contract processes. Failure to comply puts members, their colleagues, and CGI at risk. This could have a very serious impact on members, and CGI’s business and reputation.

© 2017 CGI GROUP INC.	63	Proprietary

Key principles

1.	BRIBES MUST NOT BE OFFERED OR ACCEPTED

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

© 2017 CGI GROUP INC.	64	Proprietary

4.	DOCUMENT AND REPORT

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

A chart attached as Appendix B to this Policy provides limits on gifts to Government Officials allowed under the laws of various jurisdictions. All Members must adhere to these limits when offering gifts to Government Officials. When dealing with private parties, these limits should also be used as guidelines for determining if the value of a gift is reasonable. You should consult with the CGI Legal Department if you have any questions related to offering any gifts to Government Officials to ensure that they comply with local laws and the Anti-Corruption Laws. You can also direct inquiries to ethics.crp@cgi.com.

© 2017 CGI GROUP INC.	65	Proprietary

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

© 2017 CGI GROUP INC.	66	Proprietary

Hospitality Offered by or to CGI Members

All Hospitality offered by or to CGI members must meet these requirements:

(i)	The Hospitality must be permitted under local law and the Anti-Corruption Laws and conform to generally accepted local customs;

(ii)	The host offering the Hospitality must be present;

(iii)	The purpose is to hold a genuine business discussion or foster better business relations and do not develop any form of obligation;

(iv)	The Hospitality is openly offered and not solicited; and

(v)	The Hospitality is not frequent or excessive, and is reasonable in value, so as to not raise questions of impropriety.

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

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Hospitality expenses for persons for which there is not a legitimate business purpose;

© 2017 CGI GROUP INC.	67	Proprietary

•	Hospitality expenses for family members of any person;

•	Hospitality expenses submitted on behalf of non-CGI members (as opposed to being paid by CGI directly);

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

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Excessive commissions to third-party representatives or consultants;

© 2017 CGI GROUP INC.	68	Proprietary

•	Third-party “consulting agreements” that include only vaguely described services;

•	Family, business, or other “special” ties with government or political officials;

•	Reputation for violating local law or company policy;

•	Negative press, rumors, allegations or sanctions;

•	Requests from government officials or clients to engage or hire specific Third Parties;

•	Lack of credentials for the nature of the work being performed by the Third Party;

•	Request to make payment to an entity located in an off-shore tax haven;

•	Lack of an office or established place of business, or a shell-company incorporated in an offshore jurisdiction;

•	Requests for payment of non-contracted amounts, or lack of documentation for services performed;

•	Convoluted or complex payment requests (such as payments to third parties or to accounts in other countries, requests for payments in cash, or requests for up-front payments);

•	Requests for political or charitable contributions or other favors as a way of influencing official action;

•	Requests for specific sums of money to “fix” problems or “make them go away.”

4.	Facilitation payments

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

Red flags

Examples of common “red flags” that could indicate bribery or corruption include the following:

•	Payments to obtain permits, licenses, or work orders to which you are already entitled;

•	Payments to receive police protection or mail pickup/delivery;

© 2017 CGI GROUP INC.	69	Proprietary

•	Payments to receive phone service or water/power supply;

•	Payments to schedule inspections or transit of goods across border controls.

5.	Anti-money laundering

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

CGI will audit and monitor compliance with this Policy on an ongoing basis.

© 2017 CGI GROUP INC.	70	Proprietary

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

© 2017 CGI GROUP INC.	71	Proprietary

© 2017 CGI GROUP INC.	72	Proprietary

APPENDIX A

Definition of Independence in effect as of June 30, 2005 under CSA Multilateral Instrument 52-110, as amended

1.4	Meaning of independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

© 2017 CGI GROUP INC.	73	Proprietary

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

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

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

© 2017 CGI GROUP INC.	74	Proprietary

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	additional independence requirements

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

© 2017 CGI GROUP INC.	75	Proprietary

Appendix B:

Limits on Permissible Gifts and Hospitalities for Government Officials

The following table sets forth guidelines contained in applicable local law for permissible limits on Gifts and Hospitalities being offered or made by CGI members to Government Officials in select jurisdictions where CGI operates its business:

Country	Limit for Gifts	Limits for Hospitality
Australia	AUD 38 (approximately CAD 30)	AUD 125 (approximately CAD 100)
Austria	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel
Brazil	BRL 100 (CAD 55)	BRL 100 (approximately CAD 55) recommended
Canada	CAD 24	CAD 47 breakfast; CAD 70 lunch; CAD 95 dinner; CAD 29 refreshments
China	RMB 200 (approximately CAD 29)	RMB 515 (approximately CAD 75)
France	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
Germany	items of symbolic value EUR 35 (approximately CAD 50), such as pens, calendars and other items with the Company logo	EUR 65 (approximately CAD 100), opinion of local counsel recommended
India	INR 1,000 (approximately CAD 22)	INR 1,000 (approximately CAD 22) recommended
Ireland	EUR 30 (approximately CAD 42)	EUR 100 (approximately CAD 141)
Japan	requires opinion of local counsel, except gift items distributed widely for commemorative purposes, and commemorative gifts at a buffet party where more than 20 guests are in attendance	requires opinion of local counsel, except refreshments at Company premises, e.g., cup of coffee
Netherlands	EUR 50 (approximately CAD 70), with prior approval of recipient’s supervisor	meals not permissible, except as part of a seminar, fair or similar event with prior approval of recipient’s supervisor

© 2017 CGI GROUP INC.	76	Proprietary

Country	Limit for Gifts	Limits for Hospitality
New Zealand	NZD 30 (approximately CAD 19)	NZD 80 (approximately CAD 52)*
Philippines	gifts, such as Company souvenirs of minor value, e.g., PHP 1,500 (approximately CAD 30)	PHP 1,500 (approximately CAD 30)
Poland	Requires opinion of local counsel, except for small Company souvenirs of minor value, e.g., pen	PLN 240 (approximately CAD 100)
Russia	RUB 500 (approximately CAD 20	RUB 2,500 (approximately CAD 100)
Singapore	requires opinion of local counsel, except for items of symbolic value, such as pens, calendars and other items with the Company logo	requires opinion of local counsel, except for modest working lunch/refreshments at Company premises
South Africa	ZAR 350 (approximately CAD 44)	ZAR 815 (approximately CAD 75)
Spain	EUR 21 (approximately CAD 30)	EUR 65 (approximately CAD 100)
United Kingdom	requires opinion of CGI Legal Department	requires opinion of CGI Legal Department
United States	Requires opinion of CGI Legal Department	requires opinion of CGI Legal Department

© 2017 CGI GROUP INC.	77	Proprietary

Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2017 and 2016

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose reports follow. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 7, 2017

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	1

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

As of the end of the Company’s 2017 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2017 was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2017 has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 7, 2017

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	2

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the Company) internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2017, and our report dated November 7, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Montréal, Canada

November 7, 2017

1. CPA auditor, CA, public accountancy permit No. A113209

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	3

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the Company), which comprise the consolidated balance sheets as of September 30, 2017 and 2016 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2017 and 2016, and its financial performance and its cash flows for the years ended September 30, 2017 and 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) and our report dated November 7, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP

Ernst & Young LLP

Montréal, Canada

November 7, 2017

1. CPA auditor, CA, public accountancy permit No. A113209

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	4

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2017	2016
	$	$
Revenue	10,845,066	10,683,264
Operating expenses
Costs of services, selling and administrative (Note 22)	9,257,659	9,120,929
Acquisition-related and integration costs (Note 26b)	10,306	—
Restructuring costs (Note 24)	88,628	29,100
Net finance costs (Note 25)	69,792	78,426
Foreign exchange loss	784	2,024
	9,427,169	9,230,479
Earnings before income taxes	1,417,897	1,452,785
Income tax expense (Note 15)	382,702	384,069
Net earnings	1,035,195	1,068,716
Earnings per share (Note 20)
Basic earnings per share	3.48	3.51
Diluted earnings per share	3.41	3.42

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	5

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Net earnings	1,035,195	1,068,716
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized losses on translating financial statements of foreign operations	(141,465)	(274,283)
Net gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	13,109	18,446
Net unrealized losses on cash flow hedges	(12,261)	(18,297)
Net unrealized (losses) gains on available-for-sale investments	(3,509)	229
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(611)	(20,193)
Other comprehensive loss	(144,737)	(294,098)
Comprehensive income	890,458	774,618

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	6

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Assets
Current assets
Cash and cash equivalents (Notes 27d and 31)	165,872	596,529
Accounts receivable (Note 4)	1,285,880	1,101,606
Work in progress	922,620	935,496
Current derivative financial instruments (Note 31)	8,152	22,226
Prepaid expenses and other current assets	160,402	170,393
Income taxes	6,541	7,876
Total current assets before funds held for clients	2,549,467	2,834,126
Funds held for clients (Note 5)	313,552	369,530
Total current assets	2,863,019	3,203,656
Property, plant and equipment (Note 6)	396,613	439,293
Contract costs (Note 7)	243,056	211,018
Intangible assets (Note 8)	490,426	509,781
Other long-term assets (Note 9)	85,159	86,970
Long-term financial assets (Note 10)	111,307	129,383
Deferred tax assets (Note 15)	146,602	179,898
Goodwill (Note 11)	7,060,030	6,933,333
	11,396,212	11,693,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,004,307	1,107,863
Accrued compensation	578,886	523,553
Current derivative financial instruments (Note 31)	12,069	4,517
Deferred revenue	409,332	390,367
Income taxes	174,102	159,410
Provisions (Note 12)	86,154	34,924
Current portion of long-term debt (Note 13)	122,467	192,036
Total current liabilities before clients’ funds obligations	2,387,317	2,412,670
Clients’ funds obligations	314,233	365,994
Total current liabilities	2,701,550	2,778,664
Long-term provisions (Note 12)	40,892	40,454
Long-term debt (Note 13)	1,739,536	1,718,939
Other long-term liabilities (Note 14)	213,436	244,307
Long-term derivative financial instruments (Note 31)	82,365	46,473
Deferred tax liabilities (Note 15)	213,515	183,579
Retirement benefits obligations (Note 16)	202,292	216,308
	5,193,586	5,228,724
Equity
Retained earnings	3,794,439	3,778,848
Accumulated other comprehensive income (Note 17)	159,391	304,128
Capital stock (Note 18)	2,054,725	2,194,731
Contributed surplus	194,071	186,901
	6,202,626	6,464,608
	11,396,212	11,693,332

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	7

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

Approved by the Board
	/s/ George D. Schindler	/s/ Serge Godin
	George D. Schindler	Serge Godin
	Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	8

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608
Net earnings	1,035,195	—	—	—	1,035,195
Other comprehensive loss	—	(144,737)	—	—	(144,737)
Comprehensive income	1,035,195	(144,737)	—	—	890,458
Share-based payment costs	—	—	—	34,443	34,443
Income tax impact associated with stock options	—	—	—	5,961	5,961
Exercise of stock options (Note 18)	—	—	60,943	(11,169)	49,774
Exercise of performance share units (PSUs) (Note 18)	—	—	23,666	(23,666)	—
Purchase of Class A subordinate shares for cancellation (Note 18)	(1,019,604)	—	(227,060)	—	(1,246,664)
Resale of Class A subordinate shares held in trust (Note 18)	—	—	2,445	1,601	4,046
Balance as at September 30, 2017	3,794,439	159,391	2,054,725	194,071	6,202,626

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169
Net earnings	1,068,716	—	—	—	1,068,716
Other comprehensive loss	—	(294,098)	—	—	(294,098)
Comprehensive income	1,068,716	(294,098)	—	—	774,618
Share-based payment costs	—	—	—	38,299	38,299
Income tax impact associated with stock options	—	—	—	19,704	19,704
Exercise of stock options (Note 18)	—	—	111,405	(21,972)	89,433
Exercise of PSUs (Note 18)	—	—	21,250	(21,250)	—
Purchase of Class A subordinate shares for cancellation (Note 18)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(21,795)	—	(21,795)
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	9

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2017	2016
	$	$
Operating activities
Net earnings	1,035,195	1,068,716
Adjustments for:
Amortization and depreciation (Note 23)	377,204	400,060
Deferred income tax expense (Note 15)	60,897	96,490
Foreign exchange gain	(3,102)	(2,618)
Share-based payment costs	34,443	38,299
Net change in non-cash working capital items (Note 27a)	(146,085)	(267,873)
Cash provided by operating activities	1,358,552	1,333,074

Investing activities
Business acquisitions (net of cash acquired) (Note 26a)	(283,061)	(38,442)
Purchase of property, plant and equipment	(112,667)	(165,516)
Proceeds from sale of property, plant and equipment	3,317	10,254
Additions to contract costs	(95,676)	(103,156)
Additions to intangible assets	(106,267)	(100,963)
Purchase of long-term investments	(5,150)	(14,701)
Proceeds from sale of long-term investments	7,248	29,629
Payments received from long-term receivables	—	164
Cash used in investing activities	(592,256)	(382,731)

Financing activities
Net change in unsecured committed revolving credit facility (Note 13)	200,000	—
Increase of long-term debt	18,921	40,508
Repayment of long-term debt	(199,841)	(223,159)
Repayment of debt assumed in business acquisitions	(9,119)	—
Settlement of derivative financial instruments (Note 31)	—	(24,057)
Purchase of Class A subordinate shares held in trust (Note 18)	—	(21,795)
Resale of Class A subordinate shares held in trust (Note 18)	4,046	—
Purchase and cancellation of Class A subordinate shares (Note 18)	(1,246,664)	(527,286)
Issuance of Class A subordinate shares	49,671	89,485
Cash used in financing activities	(1,182,986)	(666,304)
Effect of foreign exchange rate changes on cash and cash equivalents	(13,967)	7,228
Net (decrease) increase in cash and cash equivalents	(430,657)	291,267
Cash and cash equivalents, beginning of year	596,529	305,262
Cash and cash equivalents, end of year	165,872	596,529

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2017 and 2016 were authorized for issue by the Board of Directors on November 7, 2017.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

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

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for income tax uncertainties and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

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

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.

Relative selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred if it is probable that such costs will be recoverable.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate sufficient amounts to fund the value on which revenue recognition is based.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in Systems integration and consulting services section above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

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

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

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

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax asset or reduces an income tax liability only when it is probable that the tax asset will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of vacated premises, litigation and claims provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions for termination of employment costs related to its productivity improvement initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

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

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair value.

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

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheets are categorized in accordance with the following levels:

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

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Hedges of net investments in foreign operations

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

Cash flow hedges of future revenue and long-term debt

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

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cash flow hedges of future revenue and long-term debt (continued)

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

Fair value hedges of Senior U.S. unsecured notes

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

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

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

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.

IAS 7 - Statement of Cash Flows

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 are effective on October 1, 2017 for the Company and the additional disclosures will be provided in its consolidated financial statements for the year ended September 30, 2018.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.

The standard will be effective on October 1, 2018 for the Company. Accordingly, IFRS 15 will be applied in the Company’s interim consolidated financial statements for the three months ended December 31, 2018. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.

In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15. The Company is progressing through the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. Generally, the Company expects that revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. The Company is in the process of evaluating the impact of the standard on the revenue recognition from software licenses and the additional disclosure requirements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

The remaining two phases, design and implementation are being conducted concurrently up until the effective date. The impacts on the other key elements such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan will be assessed during those phases.

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. Accordingly, IFRS 9 will be applied in the interim consolidated financial statements for the three months ended December 31, 2018.

The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The standard introduces a new impairment model, which allows the use of a simplified approach, and a new hedge accounting model that is more closely aligned with risk-management activities. The Company has performed a high-level review of the differences between IAS 39 and IFRS 9. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.    Accounts receivable

	As at September 30, 2017	As at September 30, 2016
	$	$
Trade (Note 31)	931,530	816,885
R&D and other tax credits[1]	246,616	187,047
Other	107,734	97,674
	1,285,880	1,101,606

1 R&D and other tax credits were related to government programs in Canada, United States of America (U.S.), France, United Kingdom (U.K.) and other countries.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

5.    Funds held for clients

	As at September 30, 2017	As at September 30, 2016
	$	$
Cash	118,043	173,554
Long-term bonds (Note 31)	195,509	195,976
	313,552	369,530

6.    Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Additions	2,475	16,438	12,642	89,402	120,957
Additions - business acquisitions (Note 26a)	—	673	1,206	3,609	5,488
Disposals/retirements	(4,076)	(11,141)	(13,696)	(87,158)	(116,071)
Foreign currency translation adjustment	(1,335)	(1,837)	(1,943)	(12,232)	(17,347)
As at September 30, 2017	65,640	210,326	164,016	645,363	1,085,345
Accumulated depreciation
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Depreciation expense (Note 23)	2,324	20,687	15,796	114,047	152,854
Impairment (Notes 23 and 24)	4,985	—	364	558	5,907
Disposals/retirements	(1,350)	(10,932)	(13,558)	(87,126)	(112,966)
Foreign currency translation adjustment	(269)	(1,790)	(1,045)	(6,984)	(10,088)
As at September 30, 2017	20,691	154,801	99,131	414,109	688,732
Net carrying amount as at September 30, 2017	44,949	55,525	64,885	231,254	396,613

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Additions	650	18,987	19,085	134,322	173,044
Disposals/retirements	(12,947)	(16,123)	(9,278)	(114,575)	(152,923)
Foreign currency translation adjustment	(3,559)	(6,265)	(3,947)	(33,638)	(47,409)
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Accumulated depreciation
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Depreciation expense (Note 23)	5,590	19,860	17,187	120,468	163,105
Disposals/retirements	(3,673)	(16,123)	(6,522)	(102,245)	(128,563)
Foreign currency translation adjustment	(1,505)	(4,120)	(2,212)	(20,177)	(28,014)
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Net carrying amount as at September 30, 2016	53,575	59,357	68,233	258,128	439,293

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment (continued)

PP&E include the following assets acquired under finance leases:

	As at September 30, 2017			As at September 30, 2016
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,201	6,381	8,820	18,030	9,082	8,948
Computer equipment	46,514	29,992	16,522	64,484	40,668	23,816
	61,715	36,373	25,342	82,514	49,750	32,764

7.	Contract costs

	As at September 30, 2017			As at September 30, 2016
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	420,475	185,461	235,014	392,908	189,381	203,527
Incentives	58,978	50,936	8,042	97,140	89,649	7,491
	479,453	236,397	243,056	490,048	279,030	211,018

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Additions	11,815	23,201	—	43,934	19,563	—	98,513
Additions - business acquisitions (Note 26a)	78	—	—	—	255	50,141	50,474
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(920)	60	(2,835)	(14,419)	(2,916)	(19,554)	(40,584)
As at September 30, 2017	99,047	94,788	84,044	387,624	217,875	965,687	1,849,065
Accumulated amortization
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Amortization expense (Note 23)	7,232	5,102	6,120	32,758	34,640	71,181	157,033
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(564)	32	(2,250)	(9,089)	(1,757)	(15,647)	(29,275)
As at September 30, 2017	74,286	50,842	78,151	237,351	131,672	786,337	1,358,639
Net carrying amount as at September 30, 2017	24,761	43,946	5,893	150,273	86,203	179,350	490,426

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Additions	5,669	17,112	1,943	37,501	68,683	—	130,908
Additions - business acquisitions	—	—	—	—	—	8,984	8,984
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,795)	—	(93,676)
Foreign currency translation adjustment	(5,175)	(120)	(1,914)	(7,099)	(6,206)	(28,551)	(49,065)
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Accumulated amortization
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Amortization expense (Note 23)	9,880	4,066	6,467	30,341	35,583	90,558	176,895
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,196)	—	(93,077)
Foreign currency translation adjustment	(3,364)	(17)	(1,484)	(3,844)	(2,410)	(16,518)	(27,637)
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Net carrying amount as at September 30, 2016	20,456	25,819	12,598	144,427	102,184	204,297	509,781

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Other long-term assets

	As at September 30, 2017	As at September 30, 2016
	$	$
Long-term maintenance agreements	25,561	20,942
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	23,945	24,435
Retirement benefits assets (Note 16)	11,623	8,797
Deposits	10,843	9,893
Deferred financing fees	3,292	2,882
Other	9,895	20,021
	85,159	86,970

10.	Long-term financial assets

	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred compensation plan assets (Notes 16 and 31)	46,906	42,139
Long-term investments (Note 31)	23,047	27,246
Long-term receivables	16,415	10,239
Long-term derivative financial instruments (Note 31)	24,939	49,759
	111,307	129,383

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.	Goodwill

The Company’s operations are managed through the following seven operating segments referred to as the Company’s Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco) (France); U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test as at September 30, 2017 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2016	1,743,020	1,190,615	1,112,146	881,627	839,016	853,311	313,598	6,933,333
Business acquisitions	238,322	—	—	—	—	—	—	238,322
Foreign currency translation adjustment	(95,279)	(709)	—	2,092	(14,751)	4,057	(7,035)	(111,625)
As at September 30, 2017	1,886,063	1,189,906	1,112,146	883,719	824,265	857,368	306,563	7,060,030

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables:

As at September 30, 2017	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.7	9.2	8.9	9.3	8.1	9.0	17.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

As at September 30, 2016	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.8	10.0	9.0	9.2	8.1	9.1	19.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

[1]	The long-term growth rate is based on published industry research.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Provisions

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Additional provisions	17,326	4,207	1,933	72,633	96,099
Utilized amounts	(7,055)	(3,649)	(1,698)	(23,047)	(35,449)
Reversals of unused amounts	(1,417)	(2,859)	(4,480)	—	(8,756)
Discount rate adjustment and imputed interest	139	—	291	—	430
Foreign currency translation adjustment	(278)	(127)	(367)	116	(656)
As at September 30, 2017	24,961	6,572	32,385	63,128	127,046
Current portion	9,845	6,572	7,867	61,870	86,154
Non-current portion	15,116	—	24,518	1,258	40,892

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Additional provisions	2,639	2,168	4,891	29,100	38,798
Utilized amounts	(13,492)	(10,553)	(2,278)	(69,724)	(96,047)
Reversals of unused amounts	(10,480)	(6,160)	(1,593)	—	(18,233)
Discount rate adjustment and imputed interest	184	—	433	—	617
Foreign currency translation adjustment	(2,088)	(614)	(3,500)	(590)	(6,792)
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Current portion	6,362	9,000	8,582	10,980	34,924
Non-current portion	9,884	—	28,124	2,446	40,454

[1]

As at September 30, 2017, the timing of cash outflows relating to these provisions ranges between one and nine years (one and seven years as at September 30, 2016) and they were discounted at a weighted average rate of 0.71% (0.77% as at September 30, 2016). The reversals of unused amounts are mostly due to favourable settlements.

[2]

As at September 30, 2017, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $1,163,000, $5,254,000 and $155,000, respectively (as at September 30, 2016, nil, $5,289,000 and $3,711,000, respectively). The reversals of unused amounts are mostly due to favourable settlements of tax exposures and employee claims and other.

[3]

As at September 30, 2017, the decommissioning liabilities were based on the expected cash flows of $33,034,000 ($37,472,000 as at September 30, 2016) and were discounted at a weighted average rate of 0.90% (0.98% as at September 30, 2016). The timing of the settlements of these obligations ranges between one and ten years as at September 30, 2017 (one and eleven years as at September 30, 2016). The reversals of unused amounts are mostly due to favourable settlements.

[4]	See Note 24, Restructuring costs and Note 26, Investments in subsidiaries.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt

	As at September 30, 2017	As at September 30, 2016
	$	$
Senior U.S. unsecured notes repayable in December by tranches of $175,126 (U.S.$140,000) in 2018 and $312,725 (U.S.$250,000) in 2021[1]	485,401	630,881
Senior unsecured notes repayable in September by tranches of $50,036 (U.S.$ 40,000) in 2019, $68,800 (U.S.$55,000) in 2021, $375,270 (U.S.$ 300,000) in 2024, $437,815 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $125,647 (€85,000) in 2021[2]	1,057,027	1,102,155
Unsecured committed revolving credit facility[3]	200,000	—
Obligations repayable in blended monthly installments maturing at various dates until 2021, bearing a weighted average interest rate of 2.49% (2.57% in 2016)	61,703	111,205
Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2022, bearing a weighted average interest rate of 2.89% (3.40% in 2016)	29,794	42,172
Other long-term debt	28,078	24,562
	1,862,003	1,910,975
Current portion	122,467	192,036
	1,739,536	1,718,939

[1]	As at September 30, 2017, an amount of $487,851,000 was drawn, less fair value adjustments relating to interest rate swaps designated as fair value hedges of $2,208,000 and financing fees of $242,000. In December 2016, the Company repaid the matured tranche of the Senior U.S. unsecured notes for a total amount of $113,584,000. Following that repayment, the private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes with a weighted average maturity of 3.1 years and a weighted average interest rate of 4.76% (4.57% in 2016). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

[2]	As at September 30, 2017, an amount of $1,057,568,000 was drawn, less financing fees of $541,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 4.9 years and a weighted average interest rate of 3.62% (3.62% in 2016). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

[3]	The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2021. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2017, an amount of $200,000,000 was drawn upon this facility at Canadian prime with no margin at a weighted average interest rate of 3.20%. Also, an amount of $9,631,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 7, 2017, the facility was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2017, the Company was in compliance with these covenants.

Principal repayments on long-term debt, excluding fair value hedges, obligations under finance leases and financing fees, over the forthcoming years are as follows:

$
Less than one year	109,006
Between one and two years	308,678
Between two and five years	914,472
Beyond five years	503,044
Total principal repayments on long-term debt	1,835,200

Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
Less than one year	13,408	678	14,086
Between one and two years	7,965	376	8,341
Between two and five years	8,421	261	8,682
Total minimum finance lease payments	29,794	1,315	31,109

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Other long-term liabilities

	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred revenue	112,244	151,292
Deferred compensation plan liabilities (Note 16)	48,379	43,844
Deferred rent	39,554	43,118
Other	13,259	6,053
	213,436	244,307

15.	Income taxes

	Year ended September 30
	2017	2016
	$	$
Current income tax expense
Current income tax expense in respect of the current year	337,331	294,992
Adjustments recognized in the current year in relation to the income tax expense of prior years	(15,526)	(7,413)
Total current income tax expense	321,805	287,579
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	70,641	106,939
Deferred income tax expense relating to changes in tax rates	2,575	7,776
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	2,115	928
Recognition of previously unrecognized temporary differences	(14,434)	(19,153)
Total deferred income tax expense	60,897	96,490
Total income tax expense	382,702	384,069

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2017	2016
	%	%
Company’s statutory tax rate	26.8	26.9
Effect of foreign tax rate differences	1.3	0.9
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(0.4)
Non-deductible and tax exempt items	(0.3)	(1.0)
Recognition of previously unrecognized temporary differences	(1.0)	(1.3)
Minimum income tax charge	0.9	0.8
Impact on deferred tax assets and liabilities resulting from tax rate changes	0.2	0.5
Effective income tax rate	27.0	26.4

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

The continuity of deferred tax balances is as follows:

	As at September 30, 2016	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2017
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	81,092	—	4,339	—	—	(2,734)	82,697
Tax benefits on losses carried forward	134,725	990	(54,545)	—	—	(2,277)	78,893
Accrued compensation	41,780	—	5,274	—	(4,876)	(1,348)	40,830
Retirement benefits obligations	41,265	—	(2,876)	(3,822)	—	(405)	34,162
Allowance for doubtful accounts	598	—	(275)	—	—	—	323
PP&E, contract costs, intangible assets and other long-term assets	(136,663)	(4,116)	4,217	—	—	2,479	(134,083)
Work in progress	(79,550)	—	(4,836)	—	—	3,488	(80,898)
Goodwill	(56,050)	—	(7,117)	—	—	2,499	(60,668)
Refundable tax credits on salaries	(22,216)	—	(7,569)	—	—	—	(29,785)
Cash flow hedges	(9,035)	—	140	6,277	—	263	(2,355)
Other	373	—	2,351	1,629	—	(382)	3,971
Deferred taxes, net	(3,681)	(3,126)	(60,897)	4,084	(4,876)	1,583	(66,913)

	As at September 30, 2015	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2016
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	73,483	—	10,259	—	—	(2,650)	81,092
Tax benefits on losses carried forward	224,397	—	(76,391)	—	—	(13,281)	134,725
Accrued compensation	57,439	93	(23,819)	—	8,468	(401)	41,780
Retirement benefits obligations	32,491	—	3,041	6,565	—	(832)	41,265
Allowance for doubtful accounts	4,400	—	(3,698)	—	—	(104)	598
PP&E, contract costs, intangible assets and other long-term assets	(145,720)	(2,576)	13,632	—	—	(1,999)	(136,663)
Work in progress	(68,167)	—	(12,921)	—	—	1,538	(79,550)
Goodwill	(54,807)	—	(2,309)	—	—	1,066	(56,050)
Refundable tax credits on salaries	(21,131)	—	(1,085)	—	—	—	(22,216)
Cash flow hedges	(14,061)	—	265	3,959	—	802	(9,035)
Other	2,120	154	(3,464)	1,196	—	367	373
Deferred taxes, net	90,444	(2,329)	(96,490)	11,720	8,468	(15,494)	(3,681)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2017	As at September 30, 2016
	$	$
Deferred tax assets	146,602	179,898
Deferred tax liabilities	(213,515)	(183,579)
	(66,913)	(3,681)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

As at September 30, 2017, the Company had $454,027,000 ($744,092,000 as at September 30, 2016) in operating tax losses carried forward, of which $41,205,000 ($105,505,000 as at September 30, 2016) expire at various dates up to 2037 and $412,822,000 ($638,587,000 as at September 30, 2016) have no expiry dates. The Company recognized a deferred tax asset of $95,491,000 ($170,075,000 as at September 30, 2016) on the losses carried forward and recognized a valuation allowance of $21,218,000 ($39,430,000 as at September 30, 2016). The resulting net deferred tax asset of $74,273,000 ($130,645,000 as at September 30, 2016) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $89,954,000 ($143,700,000 as at September 30, 2016).

As at September 30, 2017, the Company had $658,734,000 ($662,334,000 as at September 30, 2016) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $110,862,000 ($113,125,000 as at September 30, 2016) on the losses carried forward and recognized a valuation allowance of $106,242,000 ($109,045,000 as at September 30, 2016). The resulting net deferred tax asset of $4,620,000 ($4,080,000 as at September 30, 2016) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $640,246,000 ($638,300,000 as at September 30, 2016).

As at September 30, 2017, the Company had $126,389,000 ($557,800,000 as at September 30, 2016) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalent not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $2,779,924,000 ($2,339,815,000 as at September 30, 2016) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes.

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with assets held in separate funds. France plan is unfunded.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following description focuses mainly on plans registered in U.K., Germany and France:

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica U.K. Pension & Life Assurance Scheme policy is to invest 20% of the scheme assets in equities and 80% in bonds; and Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.

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

The latest funding actuarial valuations of the three defined benefit pension plans described above were undertaken as at September 30, 2015, of which the following reported a deficit:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a deficit of $111,390,000. A new recovery plan was proposed starting January 1, 2017 and reflecting quarterly payments of $3,731,000 to cover the deficit and $293,000 to cover administration expenses; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan reported a deficit of $7,882,000. A new recovery plan was proposed starting January 1, 2017 and reflecting monthly payments of $154,000 to cover the deficit and $10,000 to cover administration expenses.

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

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees will receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(792,216)	(87,995)	(52,546)	(58,933)	(991,690)
Fair value of plan assets	763,859	12,088	—	25,074	801,021
	(28,357)	(75,907)	(52,546)	(33,859)	(190,669)
Fair value of reimbursement rights	—	22,863	—	1,082	23,945
Net liability recognized in the balance sheet	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)

Presented as:
Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,863	—	1,082	23,945
Retirement benefits assets	11,316	—	—	307	11,623
Retirement benefits obligations	(39,673)	(75,907)	(52,546)	(34,166)	(202,292)
	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(814,156)	(97,392)	(58,565)	(60,041)	(1,030,154)
Fair value of plan assets	792,665	12,403	—	17,575	822,643
	(21,491)	(84,989)	(58,565)	(42,466)	(207,511)
Fair value of reimbursement rights	—	23,269	—	1,166	24,435
Net liability recognized in the balance sheet	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

Presented as:
Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,269	—	1,166	24,435
Retirement benefits assets	8,797	—	—	—	8,797
Retirement benefits obligations	(30,288)	(84,989)	(58,565)	(42,466)	(216,308)
	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Obligations extinguished on settlements	—	—	—	(1,029)	(1,029)
Current service cost	1,552	878	4,906	4,735	12,071
Interest cost	18,147	982	599	2,778	22,506
Actuarial gains due to change in financial assumptions[1]	(22,195)	(9,055)	(8,625)	(1,884)	(41,759)
Actuarial gains due to change in demographic assumptions[1]	(12,043)	—	(2,395)	(626)	(15,064)
Actuarial losses (gains) due to experience[1]	25,041	422	(209)	339	25,593
Plan participant contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Foreign currency translation adjustment[1]	(14,490)	43	10	(1,336)	(15,773)
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690
Defined benefit obligations of unfunded plans	—	—	52,546	33,353	85,899
Defined benefit obligations of funded plans	792,216	87,995	—	25,580	905,791
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Liabilities assumed in business acquisitions	—	—	381	—	381
Current service cost	1,133	808	4,314	5,720	11,975
Interest cost	26,177	1,911	1,172	2,529	31,789
Actuarial losses due to change in financial assumptions[1]	199,229	15,576	8,178	4,849	227,832
Actuarial (gains) losses due to change in demographic assumptions[1]	(8,853)	—	(3,870)	121	(12,602)
Actuarial losses due to experience[1]	64	257	43	209	573
Past service cost	—	—	—	3,552	3,552
Plan participant contributions	181	—	—	22	203
Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)
Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)
Foreign currency translation adjustment[1]	(135,577)	(1,389)	(679)	(1,721)	(139,366)
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Defined benefit obligations of unfunded plans	—	—	58,565	34,436	93,001
Defined benefit obligations of funded plans	814,156	97,392	—	25,605	937,153
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154

1 Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Assets distributed on settlements	—	—	—	(449)	(449)
Interest income on plan assets	17,628	364	—	1,157	19,149
Employer contributions	17,651	1,411	305	11,482	30,849
Return on assets excluding interest income[1]	(29,635)	380	—	532	(28,723)
Plan participants contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Administration expenses paid from the plan	(2,108)	—	—	(113)	(2,221)
Foreign currency translation adjustment[1]	(14,390)	(209)	—	(1,109)	(15,708)

As at September 30, 2017	763,859	34,951	—	26,156	824,966

Plan assets	763,859	12,088	—	25,074	801,021
Reimbursement rights	—	22,863	—	1,082	23,945

As at September 30, 2017	763,859	34,951	—	26,156	824,966

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Interest income on plan assets	25,494	813	—	1,087	27,394
Employer contributions	17,896	2,024	577	5,302	25,799
Return on assets excluding interest income[1]	178,033	437	—	597	179,067
Plan participants contributions	181	—	—	22	203
Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)
Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)
Administration expenses paid from the plan	(1,839)	—	—	(3)	(1,842)
Foreign currency translation adjustment[1]	(131,543)	(571)	—	(504)	(132,618)

As at September 30, 2016	792,665	35,672	—	18,741	847,078

Plan assets	792,665	12,403	—	17,575	822,643
Reimbursement rights	—	23,269	—	1,166	24,435

As at September 30, 2016	792,665	35,672	—	18,741	847,078

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	233,871	—	—	—	233,871
Quoted bonds	183,729	—	—	123	183,852
Property	32,353	—	—	—	32,353
Cash	75,044	—	—	51	75,095
Other[1]	238,862	12,088	—	24,900	275,850
	763,859	12,088	—	25,074	801,021

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	200,163	—	—	—	200,163
Quoted bonds	188,674	—	—	162	188,836
Property	30,004	—	—	—	30,004
Cash	62,708	—	—	55	62,763
Other[1]	311,116	12,403	—	17,358	340,877
	792,665	12,403	—	17,575	822,643

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2017	2016
	$	$
Current service cost	12,071	11,975
Settlement gain	(580)	—
Past service cost	—	3,552
Net interest on net defined benefit obligations or assets	3,357	4,395
Administration expenses	2,221	1,842
	17,069	21,764

[1]	The expense was presented as costs of services, selling and administrative for an amount of $11,491,000 and as net finance costs for an amount of $5,578,000 (Note 25) ($15,527,000 and $6,237,000, respectively for the year ended September 30, 2016).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2017	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.69	1.75	1.75	4.50
Future salary increases	3.48	2.50	2.86	1.96
Future pension increases	3.38	1.50	—	—
Inflation rate	3.48	2.00	2.00	2.85

As at September 30, 2016	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.31	1.04	1.04	3.86
Future salary increases	3.15	2.50	2.17	2.07
Future pension increases	3.11	1.50	—	—
Inflation rate	3.15	2.00	2.00	3.10

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2017	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.1	20.0
Females	23.9	24.0
Longevity at age 45 for current members
Males	23.5	22.0
Females	25.4	26.0

As at September 30, 2016	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.2	20.0
Females	24.2	24.0
Longevity at age 45 for current members
Males	23.9	22.0
Females	26.1	26.0

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2017: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2016 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G and (3) France: INSEE TVTD 2010-2012.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2017	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(34,430)	(2,922)	(2,065)
Decrease of 0.25% in the discount rate	36,668	3,081	2,174
Salary increase of 0.25%	582	56	2,208
Salary decrease of 0.25%	(575)	(55)	(2,105)
Pension increase of 0.25%	17,169	1,338	—
Pension decrease of 0.25%	(16,347)	(1,282)	—
Increase of 0.25% in inflation rate	27,484	1,338	2,208
Decrease of 0.25% in inflation rate	(26,022)	(1,282)	(2,105)
Increase of one year in life expectancy	22,051	2,442	378
Decrease of one year in life expectancy	(21,965)	(2,186)	(407)

As at September 30, 2016	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(36,935)	(3,556)	(2,476)
Decrease of 0.25% in the discount rate	39,406	3,762	2,612
Salary increase of 0.25%	724	80	2,588
Salary decrease of 0.25%	(714)	(78)	(2,466)
Pension increase of 0.25%	17,860	1,802	—
Pension decrease of 0.25%	(16,963)	(1,721)	—
Increase of 0.25% in inflation rate	28,843	1,802	2,588
Decrease of 0.25% in inflation rate	(27,303)	(1,721)	(2,466)
Increase of one year in life expectancy	24,093	2,918	444
Decrease of one year in life expectancy	(23,900)	(2,601)	(485)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30
	2017	2016
	(in years)
U.K.	19	20
Germany	14	15
France	16	18
Other	11	13

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $23,798,000 to defined benefit plans during the next year, of which $19,753,000 relates to the U.K. plans, and $4,045,000 relates to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $234,122,000 in 2017 ($236,678,000 in 2016).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.81% and the Company’s proportion of the total number of active members in the plan is 0.55%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. As at September 30, 2017, Alecta collective funding ratio was 158% (142% in 2016). The plan expense was $34,208,000 in 2017 ($34,528,000 in 2016). The Company expects to contribute $27,590,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2017, the deferred compensation liability totaled $48,379,000 ($43,844,000 as at September 30, 2016) (Note 14) and the deferred compensation assets totaled $46,906,000 ($42,139,000 as at September 30, 2016) (Note 10).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $46,480,000 as at September 30, 2017 ($41,423,000 as at September 30, 2016).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Accumulated other comprehensive income

	As at September 30, 2017	As at September 30, 2016
	$	$
Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $65,850 as at September 30, 2017 ($69,777 as at September 30, 2016)	695,591	837,056
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $69,296 as at September 30, 2017 ($72,490 as at September 30, 2016)	(453,690)	(466,799)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $2,332 as at September 30, 2017 ($8,876 as at September 30, 2016)	1,670	13,931
Net unrealized (losses) gains on available-for-sale investments, net of accumulated income tax recovery of $178 as at September 30, 2017 (net of accumulated income tax expense of $965 as at September 30, 2016)	(562)	2,947

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $20,933 as at September 30, 2017 ($25,160 as at September 30, 2016)	(83,618)	(83,007)
	159,391	304,128

For the year ended September 30, 2017, $15,425,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $9,534,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($11,834,000 of the net unrealized gains net of income tax expense of $6,725,000 for the year ended September 30, 2016).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Capital stock

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

For the fiscal years 2017 and 2016, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options[1]	5,283,485	111,405	—	—	5,283,485	111,405
PSUs exercised[2]	—	21,250	—	—	—	21,250
Purchased and cancelled[3]	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust[4]	—	(21,795)	—	—	—	(21,795)
Conversion of shares[5]	420,019	586	(420,019)	(586)	—	—
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	2,079,150	60,943	—	—	2,079,150	60,943
PSUs exercised[2]	—	23,666	—	—	—	23,666
Purchased and cancelled[3]	(19,929,268)	(227,060)	—	—	(19,929,268)	(227,060)
Shares held in trust resold[4]	—	2,445	—	—	—	2,445
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725

[1]	The carrying value of Class A subordinate shares includes $11,169,000 ($21,972,000 during the year ended September 30, 2016), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]	During the year ended September 30, 2017, 659,640 PSUs were exercised (969,241 during the year ended September 30, 2016) with a recorded value of $23,666,000 ($21,250,000 during the year ended September 30, 2016) that was removed from contributed surplus. As at September 30, 2017, 468,668 Class A subordinate shares were held in trust under the PSU plan (1,192,308 as at September 30, 2016) (Note 19b).

[3]	On February 1, 2017, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (NCIB) for the purchase of up to 21,190,564 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 6, 2017, until no later than February 5, 2018, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the year ended September 30, 2017, the Company purchased 15,074,900 Class A subordinate shares for cancellation (2,207,500 during the year ended September 30, 2016) under the previous and current NCIB for a cash consideration of $946,664,000 ($117,820,000 during the year ended September 30, 2016) and the excess of the purchase price over the carrying value in the amount of $823,450,000 ($99,553,000 during the year ended September 30, 2016) was charged to retained earnings. During the year ended September 30, 2016, the Company paid and cancelled 200,000 Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 that were held from previous period.

In addition, during the year ended September 30, 2017, the Company purchased 4,854,368 Class A subordinate shares for cancellation (7,112,375 during the year ended September 30, 2016) from the Caisse de dépôt et placement du Québec for a cash consideration of $300,000,000 ($400,000,000 during the year ended September 30, 2016). The excess of the purchase price over the carrying value in the amount of $196,154,000 ($247,893,000 during the year ended September 30, 2016) was charged to retained earnings. In accordance with the requirements of the TSX, the purchase is considered in the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

[4]	During the year ended September 30, 2017, the trustee resold 64,000 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the year ended September 30, 2016). The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $1,601,000, resulted in an increase of contributed surplus. During the year ended September 30, 2016, the trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for a cash consideration of $21,795,000.

[5]	During the year ended September 30, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2017, 30,561,122 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2017		2016
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	16,623,619	39.40	20,629,392	29.23
Granted	2,961,866	63.22	3,882,977	62.53
Exercised	(2,079,150)	23.94	(5,283,485)	16.93
Forfeited	(2,267,952)	49.12	(2,558,272)	39.39
Expired	(500)	7.72	(46,993)	14.22
Outstanding, end of year	15,237,883	44.70	16,623,619	39.40
Exercisable, end of year	7,527,054	28.77	7,798,604	24.10

The weighted average share price at the date of exercise for stock options exercised in 2017 was $64.49 ($58.65 in 2016).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2017:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
9.31 to 9.41	235,229	1.00	9.31	235,229	9.31
11.39 to 13.26	524,425	2.00	12.59	524,425	12.59
14.48 to 15.96	1,136,174	3.00	15.48	1,136,174	15.48
19.28 to 21.31	283,523	4.00	19.75	283,523	19.75
23.65 to 30.79	1,965,317	5.21	23.89	1,965,317	23.89
34.68 to 38.79	1,886,662	6.35	37.22	1,752,804	37.17
39.47 to 47.36	1,042,738	7.13	39.67	757,139	39.70
47.81 to 56.69	1,725,490	7.99	48.46	866,563	48.50
57.21 to 63.72	6,438,325	9.43	63.21	5,880	57.21
	15,237,883	7.22	44.70	7,527,054	28.77

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2017	2016
Grant date fair value ($)	13.03	13.11
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	22.52	25.41
Risk-free interest rate (%)	1.66	0.56
Expected life (years)	4.00	4.00
Exercise price ($)	63.22	62.53
Share price ($)	63.22	62.53

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised	(659,640)
Forfeited	(285,000)
Outstanding as at September 30, 2017	468,668

[1]	The PSUs granted in 2017 had a grant date fair value of $62.49 per unit ($48.35 in 2016).

On September 26, 2017, the Company adopted a new PSU plan with similar terms and conditions to the existing PSU plan. There was no grant under the new plan during the year ended September 30, 2017.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution, however the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2017, the number of outstanding DSUs was 136,246 (107,856 DSUs as at September 30, 2016).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2017	2016
	$	$
Stock options	25,133	17,720
PSUs	9,310	20,579
Share purchase plan	97,729	87,683
DSUs	2,075	2,916
	134,247	128,898

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,035,195	297,516,970	3.48	1,068,716	304,808,130	3.51
Net effect of dilutive stock options and PSUs[2]		5,776,515			7,965,026
	1,035,195	303,293,485	3.41	1,068,716	312,773,156	3.42

[1]

During the year ended September 30, 2017, 19,929,268 Class A subordinate shares purchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (9,519,875 and 1,192,308, respectively during the year ended September 30, 2016).

[2]	The calculation of the diluted earnings per share excluded 6,419,566 stock options for the year ended September 30, 2017 (3,842,800 for the year ended September 30, 2016), as they were anti-dilutive.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

21.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2017	As at September 30, 2016
	$	$
Recognized as:
Revenue in the respective year	1,527,904	1,443,169
Recognized as:
Amounts due from customers under construction contracts[1]	278,792	414,427
Amounts due to customers under construction contracts	(56,068)	(105,187)

[1]	As at September 30, 2017, retentions held by customers for contract work in progress amounted to $11,971,000 ($72,277,000 as at September 30, 2016).

22.	Costs of services, selling and administrative

	Year ended September 30
	2017	2016
	$	$
Salaries and other member costs[1]	6,412,607	6,254,917
Professional fees and other contracted labour	1,273,944	1,243,143
Hardware, software and data center related costs	814,274	795,347
Property costs	349,881	399,682
Amortization and depreciation (Note 23)	366,377	394,054
Other operating expenses	40,576	33,786
	9,257,659	9,120,929

[1]	Net of R&D and other tax credits of $182,951,000 in 2017 ($174,199,000 in 2016).

23.	Amortization and depreciation

	Year ended September 30
	2017	2016
	$	$
Depreciation of PP&E1 (Note 6)	152,854	163,105
Amortization of intangible assets (Note 8)	157,033	176,895
Amortization of contract costs related to transition costs	56,490	54,054
Included in costs of services, selling and administrative (Note 22)	366,377	394,054
Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,336	3,221
Amortization of deferred financing fees (presented in finance costs)	1,090	1,154
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,494	1,631
Impairment of PP&E (presented in restructuring costs) (Notes 6 and 24)	5,907	—
	377,204	400,060

[1]	Depreciation of PP&E acquired under finance leases was $11,623,000 in 2017 ($14,471,000 in 2016).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

24. Restructuring	costs

During the year ended September 30, 2017, the Company announced it will incur approximately $165,000,000 of restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy and incurred $88,628,000 of costs related to the announced program. This amount includes restructuring costs for termination of employments of $67,426,000 accounted for in restructuring provisions, leases of vacated premises of $14,550,000 accounted for in onerous lease provisions, impairment of PP&E of $5,907,000 (Notes 6 and 23), as well as other restructuring costs of $745,000. The initiative is expected to yield benefits throughout fiscal year 2018.

During the year ended September 30, 2016, the Company completed the previously announced restructuring program for productivity improvement initiatives and incurred $29,100,000 of restructuring costs for termination of employments for a total expense of $65,000,000 over the entire program.

25. Net	finance costs

	Year ended September 30
	2017	2016
	$	$
Interest on long-term debt	62,022	70,257
Net interest costs on net defined benefit obligations or assets (Note 16)	5,578	6,237
Other finance costs	5,911	3,542
Finance costs	73,511	80,036
Finance income	(3,719)	(1,610)
	69,792	78,426

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries

a)	Acquisitions

The Company made the following acquisitions during the year ended September 30, 2017:

–

On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

–

On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

–

On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end consulting IT company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and

–

On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc. (Summa), a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

The following table presents the purchase price allocations for all the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. The purchase price allocation for Summa is preliminary.

2017
$
Current assets	40,705
PP&E	5,488
Intangible assets	50,474
Goodwill[1]	238,322
Current liabilities	(29,953)
Deferred tax liabilities	(3,126)
Debt	(9,648)
292,262
Cash acquired	14,814
Net assets acquired	307,076

Consideration paid	297,875
Consideration payable[2]	9,201

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. All of the goodwill is included in the U.S. operating segment and $191,231,000 is deductible for tax purposes.

[2]	Repayable in annually installments through 2021 and bearing interest at a rate of 2.04%.

In addition, on October 6, 2017, the Company acquired 94.79% of the outstanding shares of Affecto Plc (Affecto), a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland, for a cash consideration of $137,436,000. On October 10, 2017, the Company submitted an application to initiate statutory squeeze-out proceedings in order to complete the redemption of the shares held by the remaining shareholders of Affecto. At the time of the approval of the Company’s consolidated financial statements, the initial accounting for the acquisition of Affecto was incomplete.

These acquisitions will complement the Company’s proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

b)	Acquisition-related and integration costs

In connection with these acquisitions, the Company expensed $10,306,000 related to acquisition-related and integration costs during the year ended September 30, 2017. This amount includes acquisition-related costs of $1,661,000 and integration costs of $8,645,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employments of $5,207,000 accounted for in restructuring provisions, leases of vacated premises of $1,382,000 accounted for in onerous lease provisions, as well as other integration costs of $ 2,056,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2017	2016
	$	$
Accounts receivable	(164,452)	(35,829)
Work in progress	(8,056)	(102,354)
Prepaid expenses and other assets	16,403	(18,573)
Long-term financial assets	(13,338)	(4,802)
Accounts payable and accrued liabilities	(92,873)	16,764
Accrued compensation	44,837	(43,528)
Deferred revenue	(12,993)	3,551
Provisions	50,777	(77,192)
Long-term liabilities	8,612	(11,897)
Retirement benefits obligations	(12,395)	(1,150)
Derivative financial instruments	3,229	(2,256)
Income taxes	34,164	9,393
	(146,085)	(267,873)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2017	2016
	$	$
Operating activities
Accounts receivable	(118)	(15)
Accounts payable and accrued liabilities	34,522	36,139
Provisions	1,571	1,074
	35,975	37,198
Investing activities
Purchase of PP&E	(16,365)	(15,427)
Additions of intangible assets	(23,236)	(32,608)
	(39,601)	(48,035)
Financing activities
Increase in obligations under finance leases	3,508	9,238
Increase in obligations other than finance leases	—	1,584
Issuance of shares	118	15
	3,626	10,837

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2017	2016
	$	$
Interest paid	78,227	82,369
Interest received	3,680	1,455
Income taxes paid	244,227	246,134

d) Cash and cash equivalents consisted fully of unrestricted cash as at September 30, 2017 and 2016.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 11).

						Year ended September 30, 2017
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	3,028,355	1,577,883	1,605,500	1,559,869	1,286,700	1,194,409	592,350	10,845,066
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	495,774	179,989	343,856	193,075	152,185	98,981	122,763	1,586,623
Acquisition-related and integration costs (Note 26b)								(10,306)
Restructuring costs (Note 24)								(88,628)
Net finance costs (Note 25)								(69,792)
Earnings before income taxes								1,417,897

[1]	Total amortization and depreciation of $370,207,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $98,163,000, $47,907,000, $62,050,000, $32,377,000, $69,506,000, $37,480,000 and $22,724,000, respectively for the year ended September 30, 2017.

						Year ended September 30, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,878,661	1,651,322	1,536,331	1,444,966	1,431,739	1,198,854	541,391	10,683,264
Earnings before restructuring costs, net finance costs and income tax expense[1]	486,295	186,742	345,483	174,685	154,262	114,256	98,588	1,560,311
Restructuring costs (Note 24)								(29,100)
Net finance costs (Note 25)								(78,426)
Earnings before income taxes								1,452,785

[1]	Total amortization and depreciation of $398,906,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $94,744,000, $69,385,000, $58,695,000, $34,542,000, $79,342,000, $40,427,000 and $21,771,000, respectively for the year ended September 30, 2016.

The accounting policies of each operating segment are the same as those described in the Summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue:

	2017	2016
	$	$
U.S.	3,118,044	2,969,506

Nordics
Sweden	775,093	829,080
Finland	654,155	648,981
Others	239,658	248,826
	1,668,906	1,726,887

Canada	1,746,438	1,643,680

France
France	1,555,721	1,433,354
Others	38,445	38,690
	1,594,166	1,472,044

U.K.	1,419,419	1,568,323

ECS
Germany	415,104	397,059
Netherlands	421,673	449,031
Others	332,401	318,991
	1,169,178	1,165,081

Asia Pacific
Others	128,915	137,743
	128,915	137,743
	10,845,066	10,683,264

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2017	As at September 30, 2016
	$	$
U.S.	312,909	290,303
Canada	311,667	283,121
U.K.	183,213	234,743
France	66,416	76,654
Sweden	66,953	72,795
Finland	35,363	34,745
Germany	38,310	46,825
Netherlands	25,300	30,487
Rest of the world	89,964	90,419
	1,130,095	1,160,092

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2017	2016
	$	$
Outsourcing
IT services	4,640,892	4,680,329
BPS	1,128,258	1,099,342
Systems integration and consulting services	5,075,916	4,903,593
	10,845,066	10,683,264

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. operating segment, accounted for $1,521,821,000 and 14.00% of revenues for the year ended September 30, 2017 ($1,405,955,000 and 13.20% for the year ended September 30, 2016).

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

Compensation of key management personnel, defined as the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Board of Directors was as follows:

	2017	2016[1]
	$	$
Short-term employee benefits	8,990	6,224
Share-based payments	15,537	23,803

[1]	Includes the Chief Operating Officer.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2017, the Company is committed under the terms of operating leases with various expiration dates up to 2028, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $656,775,000, excluding costs for services and taxes.

The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	174,835
Between one and two years	127,411
Between two and five years	241,387
Beyond five years	113,142

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to earnings during the year was $200,424,000 ($223,289,000 in 2016), net of subleases income of $14,653,000 ($19,220,000 in 2016). As at September 30, 2017, the total future minimum subleases payments expected to be received under non-cancellable subleases were $12,868,000 ($25,801,000 as at September 30, 2016).

The Company entered into long-term service and other agreements representing a total commitment of $238,931,000. Minimum payments under these agreements are due as follows:

$
Less than one year	109,495
Between one and two years	70,073
Between two and five years	59,363

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10,865,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2017. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2017, the Company had committed a total of $30,297,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $86,813,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents the financial liabilities included in the long-term debt (Note 13) which are measured at amortized cost. The financial liabilities are categorized using the fair value hierarchy.

		As at September 30, 2017		As at September 30, 2016
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,542,428	1,638,980	1,733,036	1,855,143
Unsecured committed revolving credit facility	Level 2	200,000	200,000	—	—
Obligations other than finance leases	Level 2	61,703	60,847	111,205	109,966
Obligations under finance leases	Level 2	29,794	29,667	42,172	41,753
Other long-term debt	Level 2	28,078	27,348	24,562	22,843
		1,862,003	1,956,842	1,910,975	2,029,705

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2017	As at September 30, 2016
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	165,872	596,529
Deferred compensation plan assets (Note 10)	Level 1	46,906	42,139
		212,778	638,668
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	8,152	22,226
Long-term derivative financial instruments (Note 10)	Level 2	24,939	49,759
		33,091	71,985
Available-for-sale
Long-term bonds included in funds held for clients (Note 5)	Level 2	195,509	195,976
Long-term investments (Note 10)	Level 2	23,047	27,246
		218,556	223,222
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	12,069	4,517
Long-term derivative financial instruments	Level 2	82,365	46,473
		94,434	50,990

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2017 and 2016.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2017	As at September 30, 2016
		$	$
Hedges of net investments in foreign operations
$831,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2016)	Current assets	2,907	—
	Long-term assets	14,539	31,603
Cash flow hedges of future revenue
U.S.$65,691 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$31,033 as at September 30, 2016)	Current assets	37	3,358
	Long-term assets	162	—
	Current liabilities	330	58
	Long-term liabilities	427	—

$146,881 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($116,700 as at September 30, 2016)	Current assets	4,644	11,935
	Long-term assets	7,429	7,429
	Current liabilities	554	—
	Long-term liabilities	969	—

€21,483 foreign currency forward contracts between the euro and the Indian rupee (€8,900 as at September 30, 2016)	Current assets	—	376
	Current liabilities	275	—
	Long-term liabilities	366	—

£29,034 foreign currency forward contracts between the British pound and the Indian rupee (£15,200 as at September 30, 2016)	Current assets	24	5,094
	Current liabilities	771	—
	Long-term liabilities	895	—

€75,374 foreign currency forward contracts between the euro and the British pound (€52,700 as at September 30, 2016)	Current assets	33	—
	Long-term assets	70	—
	Current liabilities	1,477	3,626
	Long-term liabilities	1,987	350

€53,527 foreign currency forward contracts between the euro and the Moroccan dirham (€8,300 as at September 30, 3016)	Long-term assets	2,669	—
	Current liabilities	1,681	710
	Long-term liabilities	5,427	—

Other foreign currency forward contracts	Current assets	507	1,463
	Long-term assets	70	—
	Current liabilities	231	123
	Long-term liabilities	345	—
Cash flow hedges of Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2016)	Current liabilities	6,750	—
	Long-term liabilities	69,540	46,123

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in derivative financial instruments	As at September 30, 2017	As at September 30, 2016
		$	$
Fair value hedges of Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2016)	Long-term assets	—	10,727
	Long-term liabilities	2,409	—

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

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

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.

As at September 30, 2017, there were no changes in valuation techniques.

The Company expects that approximately $7,286,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2017 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2017, the Company’s hedging relationships were effective.

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

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	65

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Interest rate risk (continued)

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

During the year ended September 30, 2016, the Company entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

During the year ended September 30, 2016, the Company settled cross-currency swaps with a notional amount of $109,730,000 for a net amount of $24,057,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2016, the Company has entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

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

				2017				2016
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$
(Decrease) increase in net earnings	(860)	(1,174)	2,383	(539)	(913)	(1,581)	2,964	(450)
Decrease in other comprehensive income	(1,839)	(74,974)	(93,866)	(4,788)	(847)	(85,380)	(92,264)	(2,581)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	66

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2017	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,004,307	1,004,307	1,004,307	—	—	—
Accrued compensation	578,886	578,886	578,886	—	—	—
Senior U.S. and euro unsecured notes	1,542,428	1,823,352	124,201	343,207	818,095	537,849
Unsecured committed revolving credit facility	200,000	226,810	6,400	6,400	214,010	—
Obligations other than finance leases	61,703	63,454	33,850	18,623	10,981	—
Obligations under finance leases	29,794	31,109	14,086	8,341	8,682	—
Other long-term debt	28,078	28,787	13,986	2,988	9,130	2,683
Clients’ funds obligations	314,233	314,233	314,233	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	90
Outflow		17,036	5,486	6,530	5,020	—
(Inflow)		(16,989)	(5,417)	(5,083)	(6,489)	—
Cross-currency swaps	58,844
Outflow		849,762	83,877	317,085	291,798	157,002
(Inflow)		(846,228)	(91,446)	(310,451)	(291,936)	(152,395)
Interest rate swaps	2,409
Outflow		63,248	14,055	14,055	35,138	—
(Inflow)		(70,222)	(15,605)	(15,605)	(39,012)	—
	3,820,772	4,067,545	2,080,899	386,090	1,055,417	545,139

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	67

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2016	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,107,863	1,107,863	1,107,863	—	—	—
Accrued compensation	523,553	523,553	523,553	—	—	—
Senior U.S. and euro unsecured notes	1,733,036	2,083,673	178,105	130,140	786,108	989,320
Obligations other than finance leases	111,205	115,362	48,860	35,668	30,834	—
Obligations under finance leases	42,172	44,205	19,716	11,789	11,932	768
Other long-term debt	24,562	24,687	15,404	1,187	3,797	4,299
Clients’ funds obligations	365,994	365,994	365,994	—	—	—
Derivative financial (assets) liabilities
Cash flow hedges of future revenue	(24,788)
Outflow		4,813	4,454	359	—	—
(Inflow)		(31,221)	(22,510)	(3,945)	(4,766)	—
Cross-currency swaps	14,520
Outflow		865,655	17,906	83,678	536,888	227,183
(Inflow)		(917,944)	(30,315)	(95,920)	(558,094)	(233,615)
Interest rate swaps	(10,727)
Outflow		68,273	12,413	12,413	37,240	6,207
(Inflow)		(90,025)	(16,368)	(16,368)	(49,105)	(8,184)
	3,887,390	4,164,888	2,225,075	159,001	794,834	985,978

As at September 30, 2017, the Company held cash and cash equivalents and long-term investments of $188,919,000 ($623,775,000 as at September 30, 2016). The Company also had available $1,290,369,000 in unsecured committed revolving credit facility ($1,466,086,000 as at September 30, 2016). As at September 30, 2017, trade accounts receivable amounted to $931,530,000 ($816,885,000 as at September 30, 2016). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	68

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

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

The following table sets forth details of the age of trade accounts receivable that are past due:

	2017	2016
	$	$
Not past due	806,041	684,454
Past due 1-30 days	79,016	76,339
Past due 31-60 days	25,262	19,415
Past due 61-90 days	8,999	10,749
Past due more than 90 days	16,969	31,241
	936,287	822,198
Allowance for doubtful accounts	(4,757)	(5,313)
	931,530	816,885

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

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	69

Notes to the Consolidated Financial Statements

For the years ended September 30, 2017 and 2016

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2017, total managed capital1 was $8,253,548,000 ($8,999,358,000 as at September 30, 2016). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt1/Capitalization[1]

-	Debt/EBITDA[1]

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management’s objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed revolving credit facility. The ratios are as follows:

-	A leverage ratio[1], which is the ratio of total debt to EBITDA for the four most recent quarters[2].

-

An interest and rent coverage ratio[1], which is the ratio of the EBITDAR[1] for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[2].

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

[1]	Non-GAAP measure.

[2]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2017 and 2016	70

MANAGEMENT’S

DISCUSSION AND ANALYSIS

FISCAL YEAR 2017

November 8, 2017

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2017 and 2016. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this MD&A and in other public disclosure documents filed with the Canadian securities regulatory authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	1

cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	2

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

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability

•      Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

• Net earnings – is a measure of earnings generated for shareholders.

• Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

•      Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of our day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, investors are afforded greater transparency in assessing the true operational performance of the Company, and that it also provides better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•      Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity

•      Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company’s strategy.

•      Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	3

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

•      Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•      Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

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

•      Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors for the same reasons.

•      Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth. We believe that this measure is useful to investors for the same reasons.

•      Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments

The Company’s operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (U.S.); Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). Please refer to sections 3.4, 3.6, 5.3 and 5.4 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	4

MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section		Contents	Pages
1.	Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

		1.1. About CGI	7
		1.2. Vision and Strategy	8
		1.3. Competitive Environment	9
2.	Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years’ key performance measures, and CGI’s stock performance.
		2.1. Fiscal 2017 Year-Over-Year Highlights	10
		2.2. Selected Yearly Information & Key Performance Measures	11
		2.3. Stock Performance	12
		2.4. Investments in Subsidiaries	13
		2.5. Subsequent Event	15
3.	Financial Review

A discussion of year-over-year changes to financial results between the years ended September 30, 2017 and 2016, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

		3.1. Bookings and Book-to-Bill Ratio	16
		3.2. Foreign Exchange	17
		3.3. Revenue Distribution	18
		3.4. Revenue by Segment	19
		3.5. Operating Expenses	22
		3.6. Adjusted EBIT by Segment	23
		3.7. Earnings Before Income Taxes	24
		3.8. Net Earnings and Earnings Per Share	26

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	5

Section		Contents	Pages
4.	Liquidity

A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

		4.1. Consolidated Statements of Cash Flows	28
		4.2. Capital Resources	31
		4.3. Contractual Obligations	32
		4.4. Financial Instruments and Hedging Transactions	32
		4.5. Selected Measures of Capital Resources and Liquidity	33
		4.6. Off-Balance Sheet Financing and Guarantees	33
		4.7. Capability to Deliver Results	34
5.	Fourth Quarter Results

A discussion of year-over-year changes to the unaudited operating results between the three months ended September 30, 2017 and 2016, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

		5.1. Bookings and Book-to-Bill Ratio	35
		5.2. Foreign Exchange	36
		5.3. Revenue by Segment	37
		5.4. Adjusted EBIT by Segment	40
		5.5. Net Earnings and Earnings Per Share	42
		5.6. Consolidated Statements of Cash Flows	44
6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	46
7.	Changes in Accounting Policies	A summary of the future accounting standard changes.	48
8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	50
9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	53
10.	Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

		10.1. Risks and Uncertainties	54
		10.2. Legal Proceedings	64

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	6

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest independent Information Technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 71,000 professionals worldwide.

End-to-end services and solutions

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•

High-end IT and business consulting and systems integration: CGI helps clients create their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•

Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver innovation, significant efficiency improvements, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Deep industry expertise

CGI has long standing and focused practices in all of our core industries, providing clients with a partner that is not only an expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, allows us to evolve the services and solutions we deliver within those industries.

Our targeted industries include: government, financial services, health, utilities, communications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).

As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.

Digital IP solutions

CGI’s comprehensive portfolio of IP solutions supports our clients’ mission-critical business functions and accelerates their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies such as Software as a Service.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	7

Applied innovation

CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and deliver measurable results. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.

Quality processes

CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Smaller contract wins, renewals and extensions

Pillar 2: Large, long-term outsourcing contracts

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

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	8

•

Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI professionals speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

•

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, DevOps, artificial intelligence and robotics, cloud, cybersecurity, blockchain, data analytics and the Internet of Things. In addition, more than 80% of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Consistent, on-time, within-budget delivery everywhere the client operates;

•	Total cost of services and value delivered;

•	Breadth of digital IP solutions;

•	Ability to deliver practical innovation for measurable results;

•	Global, nearshore and onshore delivery network options; and

•	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	9

2.	Highlights and Key Performance Measures

2.1. FISCAL 2017 YEAR-OVER-YEAR HIGHLIGHTS

•	Revenue of $10.8 billion, up 1.5%, or 4.3% in constant currency;

•	Adjusted EBIT of $1,586.6 million, up $26.3 million;

•	Adjusted EBIT margin of 14.6%, stable;

•	Net earnings of $1,035.2 million, down $33.5 million;

•	Net earnings excluding specific items[1] of $1,107.0 million, up $25.5 million;

•	Net earnings margin of 9.5%, down 50 basis points;

•	Net earnings margin excluding specific items[1] of 10.2%, up 10 basis points;

•	Diluted EPS of $3.41, down 0.3%;

•	Diluted EPS excluding specific items[1] of $3.65, up 5.5%;

•	Bookings of $11.3 billion, or 104% of revenue;

•	Backlog of $20.8 billion, down $80.5 million; and,

•	Cash provided by operating activities of $1,358.6, or 12.5% of revenue.

[1]	Specific items include the acquisition-related and integration costs, restructuring costs, both net of tax, which are discussed in sections 3.7.1. and 3.7.2. of the present document.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	10

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2017	2016	2015	Change 2017 / 2016	Change 2016 / 2015
In millions of CAD unless otherwise noted
Growth
Revenue	10,845.1	10,683.3	10,287.1	161.8	396.2
Year-over-year revenue growth	1.5%	3.9%	(2.0%)	(2.4%)	5.9%
Constant currency year-over-year revenue growth	4.3%	0.2%	(4.0%)	4.1%	4.2%
Backlog	20,813	20,893	20,711	(80)	182
Bookings	11,284	11,731	11,640	(447)	91
Book-to-bill ratio	104.1%	109.8%	113.2%	(5.7%)	(3.4%)
Profitability
Adjusted EBIT	1,586.6	1,560.3	1,457.3	26.3	103.0
Adjusted EBIT margin	14.6%	14.6%	14.2%	—%	0.4%
Net earnings	1,035.2	1,068.7	977.6	(33.5)	91.1
Net earnings margin	9.5%	10.0%	9.5%	(0.5)%	0.5%
Diluted EPS (in dollars)	3.41	3.42	3.04	(0.01)	0.38
Net earnings excluding specific items	1,107.0	1,081.5	1,005.1	25.5	76.4
Net earnings margin excluding specific items	10.2%	10.1%	9.8%	0.1%	0.3%
Diluted EPS excluding specific items (in dollars)	3.65	3.46	3.13	0.19	0.33
Liquidity
Cash provided by operating activities	1,358.6	1,333.1	1,289.3	25.5	43.8
As a % of revenue	12.5%	12.5%	12.5%	—%	—%
Days sales outstanding	47	44	44	3	—
Capital structure
Net debt	1,749.4	1,333.3	1,779.6	416.1	(446.3)
Net debt to capitalization ratio	21.5%	15.8%	21.7%	5.7%	(5.9)%
Return on equity	16.1%	17.2%	17.7%	(1.1)%	(0.5)%
Return on invested capital	13.7%	14.2%	14.1%	(0.5)%	0.1%
Balance sheet
Cash and cash equivalents, and short-term investments	165.9	596.5	305.3	(430.6)	291.2
Total assets	11,396.2	11,693.3	11,787.3	(297.1)	(94.0)
Long-term financial liabilities[1]	1,821.9	1,765.4	1,896.4	56.5	(131.0)

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	11

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
9
8
7
6
5
4
3
2
1
0
70.00
66.00
62.00
58.00
54.00
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Daily Trade Volume
Closing Price

2.3.1. Fiscal 2017 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)
Open:	62.14
High:	69.22
Low:	60.61
Close:	64.70
CDN average daily trading volumes[1]:	928,613

NYSE	(USD)
Open:	47.28
High:	53.65
Low:	45.73
Close:	51.87
NYSE average daily trading volumes:	176,297

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	12

2.3.2. Normal Course Issuer Bid (NCIB)

On February 1, 2017, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 21,190,564 Class A subordinate voting shares, representing 10% of the Company’s public float as of the close of business on January 25, 2017. Class A subordinate voting shares may be purchased for cancellation under the current NCIB commenced on February 6, 2017 until the earlier of February 5, 2018 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2017, the Company purchased for cancellation 19,929,268 Class A subordinate voting shares for approximately $1,246.7 million at an average price of $62.55 under the previous and current NCIB. The purchased shares included 4,854,368 Class A subordinate voting shares purchased for cancellation from Caisse de dépôt et de placement du Québec (CDPQ) for cash consideration of $300.0 million. In accordance with the Toronto stock exchange rules, this purchase is considered in the annual aggregate limit that the Company is entitled to purchase for cancellation under the current NCIB. As at September 30, 2017, all of these Class A subordinate voting shares were cancelled and paid.

As at September 30, 2017, the Company could purchase up to 7,358,996 Class A subordinate voting shares for cancellation, under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 3, 2017:

Capital Stock and Options Outstanding	As at November 3, 2017
Class A subordinate voting shares	254,370,913
Class B multiple voting shares	32,852,748
Options to purchase Class A subordinate voting shares	14,897,339

2.4 INVESTMENTS IN SUBSIDIARIES

During the year ended September 30, 2017, the Company wholly acquired four consulting companies:

• On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

• On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

• On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and,

• On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc., a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

These companies increase CGI’s workforce by approximately 1,000 professionals and, together, generate annual revenues of approximately US$182 million. These companies were acquired for a total purchase price of $307.1 million (US$230.2 million).

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	13

These acquisitions will complement CGI’s proximity model and further strengthen the Company’s global capabilities across several in-demand digital transformation areas. Please refer to note 26 of our audited consolidated financial statements for additional information on our investments in subsidiaries.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	14

2.5 SUBSEQUENT EVENT

On October 6, 2017, the Company acquired 94.8% of the outstanding shares of Affecto Plc (Affecto), a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland for a total purchase price of $137.4 million (€93.4 million). This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company. On October 10, 2017, the Company submitted an application to initiate statutory squeeze-out proceedings in order to complete the redemption of the shares held by the remaining shareholders of Affecto.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	15

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year ended September 30, 2017 were $11.3 billion representing a book-to-bill ratio of 104.1%. The breakdown of the new bookings signed during the year is as follows:

Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and	58%	A.	System integration and		A.	U.S.	34%	A.	Government	36%
	renewals			consulting	52%	B.	Nordics	15%	B.	MRD	24%
						C.	France	15%	C.	Financial Services	21%
B.	New business	42%	B.	Management of IT and		D.	Canada	14%	D.	Communications
				business functions	48%	E.	ECS	11%		& utilities	13%
						F.	U.K.	10%	E.	Health	6%
						G.	Asia Pacific	1%

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

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017
Total CGI	11,284,444	104.1%

U.S.	3,862,364	123.8%
Nordics	1,723,831	103.4%
Canada	1,627,079	92.9%
France	1,668,325	104.6%
U.K.	1,131,449	79.9%
ECS	1,175,816	100.7%
Asia Pacific	95,580	74.1%

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	16

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2017	2016	Change
U.S. dollar	1.2509	1.3121	(4.7%)
Euro	1.4782	1.4747	0.2%
Indian rupee	0.0192	0.0197	(2.5%)
British pound	1.6770	1.7076	(1.8%)
Swedish krona	0.1534	0.1531	0.2%
Australian dollar	0.9809	1.0061	(2.5%)

Average foreign exchange rates

For the years ended September 30,	2017	2016	Change
U.S. dollar	1.3140	1.3255	(0.9%)
Euro	1.4511	1.4722	(1.4%)
Indian rupee	0.0200	0.0198	1.0%
British pound	1.6650	1.8876	(11.8%)
Swedish krona	0.1507	0.1574	(4.3%)
Australian dollar	1.0013	0.9760	2.6%

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	17

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography			Vertical Market

A.	Management of IT and business functions		53%	A.	U.S.	29%	A.	Government	33%
	1. IT services	43%		B.	Canada	16%	B.	MRD	23%
	2. Business process services	10%		C.	France	14%	C.	Financial services	22%
				D.	U.K.	13%	D.	Communications & utilities	15%
B.	System integration and consulting		47%	E.	Sweden	7%	E.	Health	7%
				F.	Finland	6%
				G.	Rest of the world	15%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.0% of our revenue for fiscal 2017 as compared to 13.2% in fiscal 2016.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	18

3.4. REVENUE BY SEGMENT

Our seven segments are reported based on where the client’s work is delivered from - our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2017 and fiscal 2016. The fiscal 2016 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages

Total CGI revenue	10,845,066	10,683,264	161,802	1.5%

Variation prior to foreign currency impact	4.3%

Foreign currency impact	(2.8%)

Variation over previous period	1.5%

U.S.

Revenue prior to foreign currency impact	3,057,628	2,878,661	178,967	6.2%

Foreign currency impact	(29,273)

U.S. revenue	3,028,355	2,878,661	149,694	5.2%

Nordics

Revenue prior to foreign currency impact	1,625,526	1,651,322	(25,796)	(1.6%)

Foreign currency impact	(47,643)

Nordics revenue	1,577,883	1,651,322	(73,439)	(4.4%)

Canada

Revenue prior to foreign currency impact	1,606,252	1,536,331	69,921	4.6%

Foreign currency impact	(752)

Canada revenue	1,605,500	1,536,331	69,169	4.5%

France

Revenue prior to foreign currency impact	1,585,155	1,444,966	140,189	9.7%

Foreign currency impact	(25,286)

France revenue	1,559,869	1,444,966	114,903	8.0%

U.K.

Revenue prior to foreign currency impact	1,464,181	1,431,739	32,442	2.3%

Foreign currency impact	(177,481)

U.K. revenue	1,286,700	1,431,739	(145,039)	(10.1%)

ECS

Revenue prior to foreign currency impact	1,206,541	1,198,854	7,687	0.6%

Foreign currency impact	(12,132)

ECS revenue	1,194,409	1,198,854	(4,445)	(0.4%)

Asia Pacific

Revenue prior to foreign currency impact	593,131	541,391	51,740	9.6%

Foreign currency impact	(781)

Asia Pacific revenue	592,350	541,391	50,959	9.4%

For the year ended September 30, 2017, revenue was $10,845.1 million, an increase of $161.8 million, or 1.5% over the same period last year. On a constant currency basis, revenue increased by 4.3%. Foreign currency rate fluctuations unfavourably impacted our revenue by $293.3 million or 2.8%. The increase in revenue was primarily due to the improving market demand for our services and solutions translating to higher work volumes and new business across most segments, as well as recent business acquisitions.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	19

3.4.1. U.S.

For the year ended September 30, 2017, revenue in our U.S. segment was $3,028.4 million, an increase of $149.7 million or 5.2% over the same period last year. On a constant currency basis, revenue increased by $179.0 million or 6.2%. The increase was driven by revenue associated with recent business acquisitions, growth in the US Federal market and an increase in IP services and solutions revenue. This was partly offset by lower work volumes in the state and local government market, in part due to the successful completion of a large program.

On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $2,357 million for the year ended September 30, 2017.

3.4.2. Nordics

For the year ended September 30, 2017, revenue in our Nordics segment was $1,577.9 million, a decrease of $73.4 million or 4.4% over the same period last year. On a constant currency basis, revenue decreased by $25.8 million or 1.6%. The change in revenue was mainly due to the expiration of certain infrastructure outsourcing contracts and decreased work volume in Denmark. This was partly offset by growth primarily within the financial services vertical market in Finland.

On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $1,064 million for the year ended September 30, 2017.

3.4.3. Canada

For the year ended September 30, 2017, revenue in our Canada segment was $1,605.5 million, an increase of $69.2 million or 4.5% compared to the same period last year. The increase in revenue was mainly the result of an increase in new and existing business primarily within the financial services and government vertical markets, as well as the ramping up of new outsourcing contracts in the MRD vertical market. This was partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $1,073 million for the year ended September 30, 2017.

3.4.4. France

For the year ended September 30, 2017, revenue in our France segment was $1,559.9 million, an increase of $114.9 million or 8.0% over the same period last year. On a constant currency basis, revenue increased by $140.2 million or 9.7%. The increase in revenue was mainly due to the increase in new and existing business within the MRD vertical market, the increased work volume within the government and financial services vertical markets and, to a lesser extent, a prior year’s business acquisition.

On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $1,038 million for the year ended September 30, 2017.

3.4.5. U.K.

For the year ended September 30, 2017, revenue in our U.K. segment was $1,286.7 million, a decrease of $145.0 million or 10.1% over the same period last year. On a constant currency basis, revenue increased by $32.4 million or 2.3%. The increase in revenue was mainly due to growth in the government and communication & utilities vertical markets as well as the favourable renegotiation of a loss making contract in Q1 2017. This was partly offset by projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	20

On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $986 million for the year ended September 30, 2017.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	21

3.4.6. ECS

For the year ended September 30, 2017, revenue in our ECS segment was $1,194.4 million, a decrease of $4.4 million or 0.4% over the same period last year. On a constant currency basis, revenue increased by $7.7 million or 0.6%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands, partly offset by the wind-down of the majority of our operations in South America.

On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $746 million for the year ended September 30, 2017.

3.4.7. Asia Pacific

For the year ended September 30, 2017, revenue in our Asia Pacific segment was $592.4 million, an increase of $51.0 million or 9.4% over the same period last year. On a constant currency basis, revenue increased by $51.7 million or 9.6%. The increase in revenue was due to continued demand for our offshore delivery centers.

On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $83 million for the year ended September 30, 2017.

3.5. OPERATING EXPENSES

For the years ended September 30,	2017	% of Revenue	2016	% of Revenue	Change
					$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,257,659	85.4%	9,120,929	85.4%	136,730	1.5%
Foreign exchange loss	784	0.0%	2,024	0.0%	(1,240)	(61.3%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2017, costs of services, selling and administrative expenses amounted to $9,257.7 million, an increase of $136.7 million over the same period last year. As a percentage of revenue, cost of services, and our selling and administrative expenses were both stable when compared to the same period last year.

During the year ended September 30, 2017 the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $270.3 million substantially offsetting the unfavourable translation impact of $293.3 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2017, CGI incurred $0.8 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	22

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
U.S.	495,774	486,295	9,479	1.9%
As a percentage of U.S. revenue	16.4%	16.9%
Nordics	179,989	186,742	(6,753)	(3.6%)
As a percentage of Nordics revenue	11.4%	11.3%
Canada	343,856	345,483	(1,627)	(0.5%)
As a percentage of Canada revenue	21.4%	22.5%
France	193,075	174,685	18,390	10.5%
As a percentage of France revenue	12.4%	12.1%
U.K.	152,185	154,262	(2,077)	(1.3%)
As a percentage of U.K. revenue	11.8%	10.8%
ECS	98,981	114,256	(15,275)	(13.4%)
As a percentage of ECS revenue	8.3%	9.5%
Asia Pacific	122,763	98,588	24,175	24.5%
As a percentage of Asia Pacific revenue	20.7%	18.2%
Adjusted EBIT	1,586,623	1,560,311	26,312	1.7%
Adjusted EBIT margin	14.6%	14.6%

For the year ended September 30, 2017, adjusted EBIT margin remained stable at 14.6% as compared to the same period last year.

3.6.1. U.S.

For the year ended September 30, 2017, adjusted EBIT in the U.S. segment was $495.8 million, an increase of $9.5 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.4% from 16.9%. The change in adjusted EBIT margin was mainly the result of a positive impact from additional research and development tax credits in fiscal 2016, partly compensated by an improved mix of IP services and solution revenue and higher utilization.

3.6.2. Nordics

For the year ended September 30, 2017, adjusted EBIT in the Nordics segment was $180.0 million, a decrease of $6.8 million when compared to the same period last year. Adjusted EBIT margin increased to 11.4% from 11.3% as a decrease in amortization of client relationships and the improved cost structure in Norway were offset by certain project challenges in Denmark and the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts.

3.6.3. Canada

For the year ended September 30, 2017, adjusted EBIT in the Canada segment was $343.9 million, a decrease of $1.6 million when compared to the same period last year, while the adjusted EBIT margin decreased to 21.4% from 22.5% last year. The change in adjusted EBIT margin was mainly driven by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	23

3.6.4. France

For the year ended September 30, 2017, adjusted EBIT in the France segment was $193.1 million, an increase of $18.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.4% from 12.1% mainly due to an overall increase in new and existing business and improved utilization rates.

3.6.5. U.K.

For the year ended September 30, 2017, adjusted EBIT in the U.K. segment was $152.2 million, a decrease of $2.1 million when compared to the same period last year. Adjusted EBIT margin increased to 11.8% from 10.8%. The increase in adjusted EBIT margin was mainly the result of an improved cost structure and from a provision taken on a client contract in Q4 2016.

3.6.6. ECS

For the year ended September 30, 2017, adjusted EBIT in the ECS segment was $99.0 million, a decrease of $15.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 8.3% from 9.5% last year. The change in adjusted EBIT margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.

3.6.7. Asia Pacific

For the year ended September 30, 2017, adjusted EBIT in the Asia Pacific segment was $122.8 million an increase of $24.2 million when compared to the same period last year. Adjusted EBIT margin increased to 20.7% from 18.2% mainly due to increased scale and productivity improvements in our Asian global delivery centers and improved utilization in Australia.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

					Change
For the years ended September 30,	2017	% of Revenue	2016	% of Revenue	$	%
In thousands of CAD except for percentages
Adjusted EBIT	1,586,623	14.6%	1,560,311	14.6%	26,312	1.7%
Minus the following items:
Acquisition-related and integration costs	10,306	0.1%	—	—	10,306	—
Restructuring costs	88,628	0.8%	29,100	0.3%	59,528	204.6%
Net finance costs	69,792	0.6%	78,426	0.7%	(8,634)	(11.0%)
Earnings before income taxes	1,417,897	13.1%	1,452,785	13.6%	(34,888)	(2.4)%

3.7.1. Acquisition-Related and Integration Costs

For the year ended September 30, 2017, the Company incurred $10.3 million of acquisition-related and integration costs, pertaining to the integration of our recent acquisitions’ operations to the CGI operating model. These costs are mainly related to the termination of certain employees, as well as leases for premises which the Company vacated.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	24

3.7.2. Restructuring Costs

In fiscal 2016, we completed the previously announced restructuring program for productivity improvement initiatives and incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.

On August 2, 2017, the Company announced it will incur approximately $165.0 million of restructuring costs over the next year to compress the timeline of implementing certain elements of its profitable growth strategy. The initiative is expected to yield benefits throughout fiscal 2018. A total amount of $88.6 million was expensed during Q4 2017 and the remaining amount is expected to be expensed in fiscal 2018. Please refer to note 24 of our audited consolidated financial statements for additional information on our restructuring costs.

3.7.3. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2017 was mainly the result of the debt repayments.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	25

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)
Income tax expense	382,702	384,069	(1,367)	(0.4%)
Effective tax rate	27.0%	26.4%
Net earnings	1,035,195	1,068,716	(33,521)	(3.1%)
Net earnings margin	9.5%	10.0%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)

Earnings per share (in dollars)
Basic	3.48	3.51	(0.03)	(0.9%)
Diluted	3.41	3.42	(0.01)	(0.3%)

3.8.1. Income Tax Expense

For the year ended September 30, 2017, the income tax expense was $382.7 million compared to $384.1 million over the same period last year, while our effective tax rate increased to 27.0% from 26.4%. The increase in income tax rate was mainly due to tax adjustments for a net favourable amount of $8.5 million in fiscal 2016 from the U.K. When excluding these tax adjustments and the tax effects from restructuring costs incurred, the income tax rate would have been 27.0% for the year ended September 30, 2016 as presented in the table in section 3.8.3.

Based on the enacted rates at the end of fiscal 2017 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2017, CGI’s basic and diluted weighted average number of shares decreased compared to fiscal 2016 due to the impact of the purchase for cancellation of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	26

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

			Change
For the years ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,417,897	1,452,785	(34,888)	(2.4%)
Add back:
Acquisition-related and integration costs	10,306	—	10,306	—
Restructuring costs	88,628	29,100	59,528	204.6%
Earnings before income taxes excluding specific items	1,516,831	1,481,885	34,946	2.4%
Margin	14.0%	13.9%
Income tax expense	382,702	384,069	(1,367)	(0.4%)
Add back:
Tax deduction on acquisition-related and integration costs	3,849	—	3,849	—
Tax deduction on restructuring costs	23,292	7,858	15,434	196.4%
Tax adjustments	—	8,500	(8,500)	(100.0%)
Income tax expense excluding specific items	409,843	400,427	9,416	2.4%
Effective tax rate excluding specific items	27.0%	27.0%
Net earnings excluding specific items	1,106,988	1,081,458	25,530	2.4%
Net earnings excluding specific items margin	10.2%	10.1%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	297,516,970	304,808,130		(2.4%)
Class A subordinate voting shares and Class B multiple voting shares (diluted)	303,293,485	312,773,156		(3.0%)
Earnings per share excluding specific items (in dollars)
Basic	3.72	3.55	0.17	4.8%
Diluted	3.65	3.46	0.19	5.5%

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	27

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2017 and 2016.

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Cash provided by operating activities	1,358,552	1,333,074	25,478
Cash used in investing activities	(592,256)	(382,731)	(209,525)
Cash used in financing activities	(1,182,986)	(666,304)	(516,682)
Effect of foreign exchange rate changes on cash and cash equivalents	(13,967)	7,228	(21,195)
Net (decrease) increase in cash and cash equivalents	(430,657)	291,267	(721,924)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2017, cash provided by operating activities was $1,358.6 million or 12.5% of revenue as compared to $1,333.1 million or 12.5% for the same period last year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Net earnings	1,035,195	1,068,716	(33,521)
Amortization and depreciation	377,204	400,060	(22,856)
Other adjustments[1]	92,238	132,171	(39,933)

Cash flow from operating activities before net change in non-cash working capital items	1,504,637	1,600,947	(96,310)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(185,501)	(134,632)	(50,869)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	11,353	(115,853)	127,206
Other[2]	28,063	(17,388)	45,451

Net change in non-cash working capital items	(146,085)	(267,873)	121,788
Cash provided by operating activities	1,358,552	1,333,074	25,478

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2017, the net $146.1 million of cash used in non-cash working capital items is primarily explained by the increase in our DSO from 44 days in 2016 to 47 days in 2017, the impact of the Company’s revenue growth on accounts receivable and the increase in other receivables mainly due to the net increase of U.S. research & development tax credits, partially offset by an increase of income tax liabilities. The Company maintains a target DSO of 45 days.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	28

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2017, $592.3 million was used in investing activities while $382.7 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Business acquisitions	(283,061)	(38,442)	(244,619)
Proceeds from sale of property, plant & equipment	3,317	10,254	(6,937)
Purchase of property, plant and equipment	(112,667)	(165,516)	52,849
Additions to contract costs	(95,676)	(103,156)	7,480
Additions to intangible assets	(106,267)	(100,963)	(5,304)
Net proceeds from sale of long-term investments	2,098	14,928	(12,830)
Payments received from long-term receivables	—	164	(164)
Cash used in investing activities	(592,256)	(382,731)	(209,525)

The increase of $209.5 million in cash used in investing activities during the year ended September 30, 2017 was mainly due to business acquisitions in the U.S. Furthermore, there was a decrease in purchase of property, plant and equipment due to less investments across our data center infrastructure operations, when compared to the same period last year.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	29

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2017, $1,183.0 million were used in financing activities while $666.3 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2017	2016	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	200,000	—	200,000
Net change in long-term debt	(180,920)	(182,651)	1,731
	19,080	(182,651)	201,731
Settlement of derivative financial instruments	—	(24,057)	24,057
Repayment of debt assumed in business acquisitions	(9,119)	—	(9,119)
Purchase of Class A subordinate voting shares held in trust	—	(21,795)	21,795
Resale of Class A subordinate voting shares held in trust	4,046	—	4,046
Purchase and cancellation of Class A subordinate voting shares	(1,246,664)	(527,286)	(719,378)
Issuance of Class A subordinate voting shares	49,671	89,485	(39,814)
Cash used in financing activities	(1,182,986)	(666,304)	(516,682)

For the year ended September 30, 2017, we used $180.9 million to reduce our outstanding long-term debt mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million). In addition, we drew $200.0 million on the Company’s unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB.

We used $182.7 million to reduce our outstanding long-term debt during the same period last year, mainly driven by repayments on the term loan credit facility. In parallel with these 2016 repayments, the Company used $24.1 million to settle the associated cross currency swap contracts.

For the year ended September 30, 2017, $1,246.7 million was used to purchase for cancellation 19,929,268 Class A subordinate voting shares under the previous and current NCIB. For the year ended September 30, 2016, $527.3 million was used to purchase for cancellation 9,519,875 Class A subordinate voting shares.

Finally, for the year ended September 30, 2017, we received $49.7 million in proceeds from the exercise of stock options, compared to $89.5 million during the year ended September 30, 2016.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2017, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $14.0 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	30

4.2. CAPITAL RESOURCES

As at September 30, 2017	Available
In thousands of CAD
Cash and cash equivalents	165,872
Long-term investments	23,047
$1.5 billion unsecured committed revolving facility[1]	1,290,369
Total	1,479,288

[1]	Includes an amount of $200.0 million outstanding under our unsecured committed revolving credit facility and letters of credit in the aggregate amount of $9.6 million as at September 30, 2017.

Our cash position and bank lines are sufficient to support our growth strategy. As at September 30, 2017, cash and cash equivalents and long-term investments represented $188.9 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $1,479.3 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2017, CGI was in compliance with these covenants.

Total debt decreased by $49.0 million to $1,862.0 million as at September 30, 2017, compared to $1,911.0 million as at September 30, 2016. The variance was mainly due to an unrealized gain of $69.5 million on foreign exchange translation offset by additional long-term debt for a net amount of $19.1 million.

As at September 30, 2017, CGI was showing a positive working capital2 of $161.5 million. The Company also had $1,290.4 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 7, 2017, the unsecured committed revolving facility was extended by one year to December 2022 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2017, the cash and cash equivalents held by foreign subsidiaries were $126.4 million ($557.8 million as at September 30, 2016). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

[2]	Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	31

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2017, the Company decreased its commitments by $75.7 million mainly due to the reduction of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	1,835,200	109,006	383,022	840,128	503,044
Estimated interest on long-term debt	307,203	69,431	117,026	83,258	37,488
Finance lease obligations	29,794	13,408	12,701	3,685	—
Estimated interest on finance lease obligations	1,315	678	556	81	—
Operating leases
Rental of office space (excluding cost of services and taxes)	569,402	128,929	189,082	138,249	113,142
Computer equipment	8,955	6,373	1,589	993	—
Automobiles	78,418	39,533	35,394	3,491	—
Long-term service agreements and other	238,931	109,495	104,296	25,140	—
Total	3,069,218	476,853	843,666	1,095,025	653,674

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $23.8 million for fiscal 2018 as described in note 16 of the audited consolidated financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 3 and 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	32

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2017	2016
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,749,374	1,333,323
Add back:
Cash and cash equivalents	165,872	596,529
Long-term investments	23,047	27,246
Fair value of foreign currency derivative financial instruments related to debt	(76,290)	(46,123)

Long-term debt including the current portion	1,862,003	1,910,975
Net debt to capitalization ratio	21.5%	15.8%
Return on equity	16.1%	17.2%
Return on invested capital	13.7%	14.2%
Days sales outstanding	47	44

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy. The net debt to capitalization ratio increased to 21.5% in fiscal 2017 from 15.8% in fiscal 2016. The change in the net debt to capitalization ratio was mostly due to the decrease in cash and cash equivalents, following the investment in business acquisitions and the purchase for cancellation of Class A subordinate voting shares.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 16.1% in fiscal 2017 from 17.2% in fiscal 2016. The decrease was mainly due to lower net earnings, mainly the result of restructuring costs in Q4 2017.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio decreased to 13.7% in fiscal 2017 from 14.2% in fiscal 2016. The change in the ROIC was mainly the result of restructuring costs in Q4 2017.

DSO increased to 47 days at the end of fiscal 2017 when compared to 44 days in fiscal 2016. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.9 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	33

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2017, we had committed a total of $30.3 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our audited consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A subordinate voting shares and paying down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2018.

Strong and experienced leadership is essential to successfully implement our Company’s strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, 82% of our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	34

5.	Fourth Quarter Results (Unaudited)

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2017 were $2.9 billion representing a book-to-bill ratio of 111.7%. The breakdown of the new bookings signed during the quarter is as follows:

Contract Type			Service Type			Segment			Vertical Market
A.	Extensions and	62%	A.	Management of IT and		A.	U.S.	43%	A.	Government	46%
	renewals			business functions	51%	B.	France	14%	B.	MRD	19%
						C.	Nordics	12%	C.	Financial Services	16%
B.	New business	38%	B.	System integration and consulting	49%	D.	Canada	11%	D.	Communications & utilities	12%
						E.	ECS	11%	E.	Health	7%
						F.	U.K.	8%
						G.	Asia Pacific	1%

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

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2017	Bookings for the year ended September 30, 2017	Book-to-bill ratio for the year ended September 30, 2017
Total CGI	2,912,909	11,284,444	104.1%

U.S.	1,260,623	3,862,364	123.8%
Nordics	330,994	1,723,831	103.4%
Canada	327,391	1,627,079	92.9%
France	418,337	1,668,325	104.6%
U.K.	228,882	1,131,449	79.9%
ECS	325,562	1,175,816	100.7%
Asia Pacific	21,120	95,580	74.1%

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	35

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2017	2016	Change
U.S. dollar	1.2531	1.3054	(4.0%)
Euro	1.4728	1.4570	1.1%
Indian rupee	0.0195	0.0195	—%
British pound	1.6399	1.7135	(4.3%)
Swedish krona	0.1541	0.1532	0.6%
Australian dollar	0.9896	0.9901	(0.1%)

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	36

5.3. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2017 and Q4 2016 periods. The Q4 2016 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2017	2016	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,608,099	2,582,429	25,670	1.0%
Variation prior to foreign currency impact	2.5%
Foreign currency impact	(1.5%)
Variation over previous period	1.0%

U.S.
Revenue prior to foreign currency impact	787,947	721,492	66,455	9.2%
Foreign currency impact	(32,521)
U.S. revenue	755,426	721,492	33,934	4.7%

Nordics
Revenue prior to foreign currency impact	346,405	358,580	(12,175)	(3.4%)
Foreign currency impact	2,370
Nordics revenue	348,775	358,580	(9,805)	(2.7%)

Canada
Revenue prior to foreign currency impact	397,540	387,044	10,496	2.7%
Foreign currency impact	(223)
Canada revenue	397,317	387,044	10,273	2.7%

France
Revenue prior to foreign currency impact	366,494	341,672	24,822	7.3%
Foreign currency impact	2,978
France revenue	369,472	341,672	27,800	8.1%

U.K.
Revenue prior to foreign currency impact	307,244	343,087	(35,843)	(10.4%)
Foreign currency impact	(13,069)
U.K. revenue	294,175	343,087	(48,912)	(14.3%)

ECS
Revenue prior to foreign currency impact	290,479	288,387	2,092	0.7%
Foreign currency impact	3,239
ECS revenue	293,718	288,387	5,331	1.8%

Asia Pacific
Revenue prior to foreign currency impact	151,119	142,167	8,952	6.3%
Foreign currency impact	(1,903)
Asia Pacific revenue	149,216	142,167	7,049	5.0%

We ended the fourth quarter of fiscal 2017 with revenue of $2,608.1 million, an increase of $25.7 million when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $64.8 million or 2.5%. Foreign currency rate fluctuations unfavourably impacted our revenue by $39.1 million or 1.5%. The increase in revenue was primarily due to recent business acquisitions in the U.S. and higher work volume in the U.S. and France.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	37

5.3.1. U.S.

Revenue in our U.S. segment was $755.4 million in Q4 2017, an increase of $33.9 million or 4.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $66.5 million or 9.2%. The increase was driven by revenue associated with recent business acquisitions as well as growth in the US Federal and commercial markets, partly offset by lower work volumes in the state and local government market.

On a client geographic basis, the top two U.S. vertical markets were government and financial services, generating revenues of approximately $585 million for the current quarter.

5.3.2. Nordics

Revenue from our Nordics segment was $348.8 million in Q4 2017, a decrease of $9.8 million or 2.7% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $12.2 million or 3.4%. The decrease was due to the expiration of certain infrastructure outsourcing contracts and the decrease in work volume in Denmark and Sweden, partly offset by new and existing business in Finland, mainly within the financial services vertical market.

On a client geographic basis, the top two Nordics vertical markets were MRD and government, generating revenues of approximately $232 million for the current quarter.

5.3.3. Canada

Revenue in our Canada segment for Q4 2017 was $397.3 million, an increase of $10.3 million or 2.7% compared to the same period of fiscal 2016. The increase in revenue was mainly the result of new and existing business primarily within the financial services and government vertical markets, partly offset by the expiration of certain infrastructure outsourcing contracts and the increased use of our offshore global delivery centers in Asia Pacific.

On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $273 million for the current quarter.

5.3.4. France

Revenue from our France segment was $369.5 million in Q4 2017 an increase of $27.8 million or 8.1% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $24.8 million or 7.3%. The increase in revenue was mostly due to new and existing business within the MRD vertical market as well as the increased work volume within the government and financial services vertical markets.

On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $248 million for the current quarter.

5.3.5. U.K.

Revenue from our U.K. segment was $294.2 million in Q4 2017, a decrease of $48.9 million or 14.3% compared to the same period of fiscal 2016. On a constant currency basis, revenue decreased by $35.8 million or 10.4%. The decrease in revenue was mainly due to projects completed in fiscal 2017 and the favourable impact of the sale of additional equipment in Q4 2016. This was partly offset by growth in the government and communication & utilities vertical markets.

On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $227 million for the current quarter.

5.3.6. ECS

Revenue from our ECS segment was $293.7 million in Q4 2017, an increase of $5.3 million or 1.8% when compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $2.1 million or 0.7%. The increase in revenue was mainly due to increased work volume across all geographies, with the exception of the Netherlands.

On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $182 million for the current quarter.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	38

5.3.7. Asia Pacific

Revenue from our Asia Pacific segment was $149.2 million in Q4 2017, an increase of $7.0 million or 5.0% compared to the same period of fiscal 2016. On a constant currency basis, revenue increased by $9.0 million or 6.3%. The increase in revenue was due to increased usage of our offshore delivery centers.

On a client geographic basis, the top two Asia Pacific vertical markets were communication & utilities and MRD, generating revenues of approximately $20 million for the current quarter.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	39

5.4. ADJUSTED EBIT BY SEGMENT

			Change
For the three months ended September 30,	2017	2016	$	%
In thousands of CAD except for percentages
U.S.	111,010	128,494	(17,484)	(13.6%)
As a percentage of U.S. revenue	14.7%	17.8%

Nordics	40,795	43,784	(2,989)	(6.8%)
As a percentage of Nordics revenue	11.7%	12.2%

Canada	99,243	94,136	5,107	5.4%
As a percentage of Canada revenue	25.0%	24.3%

France	42,465	43,067	(602)	(1.4%)
As a percentage of France revenue	11.5%	12.6%

U.K.	38,572	28,698	9,874	34.4%
As a percentage of U.K. revenue	13.1%	8.4%

ECS	27,386	30,302	(2,916)	(9.6%)
As a percentage of ECS revenue	9.3%	10.5%

Asia Pacific	36,362	26,598	9,764	36.7%
As a percentage of Asia Pacific revenue	24.4%	18.7%

Adjusted EBIT	395,833	395,079	754	0.2%
Adjusted EBIT margin	15.2%	15.3%

Adjusted EBIT for the quarter was $395.8 million an increase of $0.8 million or 0.2% from Q4 2016, while the margin remained essentially stable at 15.2%.

5.4.1. U.S.

Adjusted EBIT in the U.S. segment was $111.0 million for Q4 2017, a decrease of $17.5 million year-over-year. Adjusted EBIT margin decreased to 14.7% from 17.8% mainly the result of a positive impact from additional research and development tax credits in Q4 2016 and to an adjustment to performance based compensation accruals in Q4 2017. This was partly offset by improved utilization.

5.4.2. Nordics

Adjusted EBIT in the Nordics segment was $40.8 million for Q4 2017, a decrease of $3.0 million year-over-year. Adjusted EBIT margin decreased to 11.7% from 12.2%. The decrease was mainly due to certain project challenges in Denmark and to the timing of the winding down of remaining fixed costs following the expiration of several infrastructure outsourcing contracts . This was partly offset by a decrease in amortization of client relationships.

5.4.3. Canada

Adjusted EBIT in the Canada segment was $99.2 million for Q4 2017, an increase of $5.1 million year-over-year while adjusted EBIT margin increased to 25.0% from 24.3%. The increase in adjusted EBIT margin was mainly driven by improved utilization and a better mix of profitable revenue, partly offset by the timing of the winding down of remaining fixed costs following the expiration of certain infrastructure outsourcing contracts, combined with the costs associated to ramping up of new outsourcing contracts.

5.4.4. France

Adjusted EBIT in the France segment was $42.5 million for Q4 2017, a decrease of $0.6 million while adjusted EBIT margin decreased to 11.5% from 12.6%. The decrease was mainly the result of one less billable day.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	40

5.4.5. U.K.

Adjusted EBIT in the U.K. segment was $38.6 million for Q4 2017, an increase of $9.9 million year-over-year. Adjusted EBIT margin increased to 13.1% from 8.4%. The increase in adjusted EBIT margin was mainly the result of a provision taken on a client contract in Q4 2016 and of an improved cost structure.

5.4.6. ECS

Adjusted EBIT in the ECS segment was $27.4 million for Q4 2017, a decrease of $2.9 million year-over-year, while the adjusted EBIT margin decreased to 9.3% from 10.5%. The change in margin was mainly due to lower work volume and projects completed in the Netherlands, which impacted our utilization.

5.4.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $36.4 million for Q4 2017, an increase of $9.8 million year-over-year, while the margin increased to 24.4% from 18.7%. This change was mostly due to a reduction in performance based compensation accruals in Q4 2017 and, to a lesser extent, improved utilization and cost structure in Australia.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	41

5.5. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Adjusted EBIT	395,833	395,079	754	0.2%
Minus the following items:
Acquisition-related and integration costs	2,980	—	2,980	—%
Restructuring costs	88,628	—	88,628	—%
Net finance costs	16,575	17,623	(1,048)	(5.9%)

Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)
Income tax expense	79,188	103,021	(23,833)	(23.1%)
Effective tax rate	27.5%	27.3%

Net earnings	208,462	274,435	(65,973)	(24.0%)
Margin	8.0%	10.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)

Earnings per share (in dollars)
Basic EPS	0.71	0.91	(0.20)	(22.0%)
Diluted EPS	0.70	0.89	(0.19)	(21.3%)

For the current quarter, the decrease in earnings before income taxes was mainly due to the $88.6 million of restructuring costs incurred in Q4 2017.

In Q4 2017, the income tax expense was $79.2 million, a decrease of $23.8 million compared to $103.0 million in Q4 2016, while our effective income tax rate increased from 27.3% to 27.5%. When excluding the tax effects from the acquisition-related and integration costs and restructuring costs incurred, the income tax rate would have been 27.3% in Q4 2017 as presented in the table in section 5.5.1.

During the quarter, 8,965,568 Class A subordinate voting shares were purchased for cancellation while 216,383 stock options were exercised.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	42

5.5.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs as well as restructuring costs :

			Change
For the three months ended September 30,	2017	2016	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	287,650	377,456	(89,806)	(23.8%)
Add back:
Acquisition-related and integration costs	2,980	—	2,980	—%
Restructuring costs	88,628	—	88,628	—%
Earnings before income taxes excluding specific items	379,258	377,456	1,802	0.5%

Income tax expense	79,188	103,021	(23,833)	(23.1%)
Add back:
Tax deduction on acquisition-related and integration costs	1,057	—	1,057	—%
Tax deduction on restructuring	23,292	—	23,292	—%
Income tax expense excluding specific items	103,537	103,021	516	0.5%
Effective tax rate excluding specific items	27.3%	27.3%

Net earnings excluding specific items	275,721	274,435	1,286	0.5%
Net earnings excluding specific items margin	10.6%	10.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	292,708,617	303,203,548		(3.5%)
Class A subordinate voting shares and Class B multiple voting shares (diluted)	297,581,974	309,569,738		(3.9%)
Earnings per share excluding specific items (in dollars)
Basic EPS	0.94	0.91	0.03	3.3%
Diluted EPS	0.93	0.89	0.04	4.5%

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	43

5.6. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2017, cash and cash equivalents were $165.9 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2017 and 2016.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Cash provided by operating activities	352,077	401,806	(49,729)
Cash used in investing activities	(98,121)	(101,300)	3,179
Cash used in financing activities	(373,896)	(1,473)	(372,423)
Effect of foreign exchange rate changes on cash and cash equivalents	(17,125)	13,815	(30,940)
Net (decrease) increase in cash and cash equivalents	(137,065)	312,848	(449,913)

5.6.1. Cash Provided by Operating Activities

For Q4 2017, cash provided by operating activities was $352.1 million compared to $401.8 million in Q4 2016, or 13.5% of revenue compared to 15.6% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Net earnings	208,462	274,435	(65,973)
Amortization and depreciation	100,210	98,385	1,825
Other adjustments [1]	12,910	41,896	(28,986)
Cash flow from operating activities before net change in non-cash working capital items	321,582	414,716	(93,134)
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	19,879	49,524	(29,645)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(9,282)	(118,621)	109,339
Other [2]	19,898	56,187	(36,289)
Net change in non-cash working capital items	30,495	(12,910)	43,405
Cash provided by operating activities	352,077	401,806	(49,729)
[1]	Other adjustments are comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2017, the $30.5 million of net change in non-cash working capital items was mostly due to the net decrease in prepaid expenses and other assets mostly due to the timing of payments for maintenance services.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	44

5.6.2. Cash Used in Investing Activities

For Q4 2017, $98.1 million was used in investing activities while $101.3 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Business acquisitions	(32,799)	—	(32,799)
Proceeds from sale of property, plant & equipment	—	980	(980)
Purchase of property, plant and equipment	(29,219)	(41,578)	12,359
Additions to contract costs	(22,509)	(29,327)	6,818
Additions to intangible assets	(22,969)	(28,802)	5,833
Net proceeds (purchase) of long-term investments	9,375	(2,573)	11,948
Cash used in investing activities	(98,121)	(101,300)	3,179

The decrease of $3.2 million in cash used in investing activities during Q4 2017 was mainly due to less investments in the purchase of property, plant and equipment, more specifically in server data storage, networking and computer equipment in our global delivery centers, as well as the net proceeds in long-term investments. In addition, there were less investments in contract costs and intangible assets, all of which was partly offset by business acquisitions in the U.S in Q4 2017.

5.6.3. Cash Used in Financing Activities

For the three months ended September 30,	2017	2016	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	200,000	—	200,000
Net change in long-term debt	(14,171)	(16,718)	2,547
	185,829	(16,718)	202,547
Repayment of debt assumed in business acquisition	(222)	—	(222)
Purchase and cancellation of Class A subordinate voting shares	(563,574)	—	(563,574)
Issuance of Class A subordinate voting shares	4,071	15,245	(11,174)
Cash used in financing activities	(373,896)	(1,473)	(372,423)

During Q4 2017, we drew $200.0 million on the Company’s unsecured committed revolving credit facility to purchase shares for cancellation under our NCIB. In addition, an amount of $14.2 million was used to reduce our outstanding long-term debt while, for the same period last year, $16.7 million was used.

During Q4 2017, we used $563.6 million to purchase Class A subordinate voting shares for cancellation under the NCIB. For the same period last year, we did not purchase Class A subordinate voting shares for cancellation under the NCIB.

In Q4 2017, we received $4.1 million in proceeds from the exercise of stock options, compared to $15.2 million during the same period last year.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	45

6.	Eight Quarter Summary (Unaudited)

As at and for the three months ended,	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015
In millions of CAD unless otherwise noted
Growth
Revenue	2,608.1	2,836.8	2,724.4	2,675.7	2,582.4	2,667.1	2,750.0	2,683.7
Year-over-year revenue growth	1.0%	6.4%	(0.9%)	(0.3%)	(0.1%)	4.2%	5.7%	5.6%
Constant currency year-over-year revenue growth	2.5%	5.2%	5.6%	3.7%	2.8%	0.6%	(1.0%)	(1.8%)
Backlog	20,813	20,800	20,968	20,975	20,893	20,614	20,705	21,505
Bookings	2,913	2,675	2,735	2,962	2,858	2,940	2,734	3,199
Book-to-bill ratio	111.7%	94.3%	100.4%	110.7%	110.7%	110.2%	99.4%	119.2%
Book-to-bill ratio trailing twelve months	104.1%	103.8%	107.9%	107.7%	109.8%	109.8%	104.1%	101.0%
Profitability
Adjusted EBIT	395.8	399.1	395.1	396.7	395.1	390.5	390.6	384.1
Adjusted EBIT margin	15.2%	14.1%	14.5%	14.8%	15.3%	14.6%	14.2%	14.3%
Net earnings	208.5	276.6	274.4	275.7	274.4	273.8	282.7	237.7
Net earnings margin	8.0%	9.8%	10.1%	10.3%	10.6%	10.3%	10.3%	8.9%
Diluted EPS (in dollars)	0.70	0.92	0.90	0.89	0.89	0.89	0.90	0.75
Net earnings excluding specific items	275.7	278.5	275.2	277.6	274.4	273.8	268.3	264.9
Net earnings margin excluding specific items	10.6%	9.8%	10.1%	10.4%	10.6%	10.3%	9.8%	9.9%
Diluted EPS excluding specific items (in dollars)	0.93	0.93	0.91	0.90	0.89	0.89	0.86	0.84
Liquidity
Cash provided by operating activities	352.1	290.6	366.2	349.7	401.8	351.7	251.4	328.2
As a % of revenue	13.5%	10.2%	13.4%	13.1%	15.6%	13.2%	9.1%	12.2%
Days sales outstanding	47	45	42	44	44	45	41	44
Capital structure
Net debt	1,749.4	1,449.8	1,493.7	1,491.7	1,333.3	1,648.7	1,926.7	1,573.7
Net debt to capitalization ratio	21.5%	17.2%	18.2%	18.2%	15.8%	20.5%	23.8%	18.3%
Return on equity	16.1%	17.2%	17.5%	17.7%	17.2%	16.9%	16.9%	16.9%
Return on invested capital	13.7%	14.6%	14.7%	14.6%	14.2%	13.8%	13.8%	13.8%
Balance sheet
Cash and cash equivalents, and short-term investments	165.9	302.9	282.0	313.9	596.5	283.7	168.9	552.4
Total assets	11,396.2	11,832.6	11,526.0	11,535.9	11,693.3	11,434.0	11,417.9	12,130.3
Long-term financial liabilities	1,821.9	1,725.3	1,747.0	1,760.9	1,765.4	1,764.5	1,928.5	1,822.1

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including business process services contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	46

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	47

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2017 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to changes, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.

IAS 7 - Statement of Cash Flows

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosure about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The amendments to IAS 7 are effective on October 1, 2017 for the Company and the additional disclosures will be provided in the Company’s 2018 annual audited consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.

The standard will be effective on October 1, 2018 for the Company. Accordingly, IFRS 15 will be applied in the Company’s interim consolidated financial statements for the three months ended December 31, 2018. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented, or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.

In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15. The Company is progressing through the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. Generally, the Company expects that revenue from outsourcing, business process services and system integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. The Company is in the process of evaluating the impact of the standard on its revenue recognition from software licenses and the additional disclosure requirements.

The remaining two phases, design and implementation are being conducted concurrently up until the effective date. The impacts on the other key elements such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan will be assessed during those phases.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	48

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.

The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively. Accordingly, IFRS 9 will be applied in the interim consolidated financial statements for the three months ended December 31, 2018.

The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The standard introduces a new impairment model, which allows the use of a simplified approach, and a new hedge accounting model that is more closely aligned with risk-management activities.

The Company has performed a high-level review of the differences between IAS 39 and IFRS 9. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 22, Foreign Currency Transactions and Advance Consideration, to clarify the transaction date for the purpose of determining the exchange rate to use on initial recognition of the related transactions when the Company has received or paid in advance consideration in a foreign currency. This interpretation will be effective on October 1, 2018 for the Company, with earlier application permitted. Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its audited consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related Interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expense.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	49

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2017. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

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

Relative selling price

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

System integration and consulting services under fixed-fee arrangements

Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	50

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

In addition, CGI’s Engagement Assessment Services (EAS) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (WACC) and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use (VIU) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2017. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2017, the fair value of each segment represents between 185% and 345% of its carrying value.

Business combinations

Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.

Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our audited consolidated statement of earnings.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	51

tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	52

9.	Integrity of Disclosure

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

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2017. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	53

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Clients may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	54

numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	55

should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	56

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

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

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

The variability of financial results

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	57

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	58

Taxes and tax credit programs

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Benefits obtained from government sponsored programs

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	59

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog or orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	60

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

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	61

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

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Data protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

Security and cybersecurity risks

In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, which could affect our future sales and financial position or increase our costs and expenses. These security risks to the Company, which are managed by the Company’s Chief Security Officer, include potential attacks not only of our own products,

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	62

services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by investing in data privacy controls, threat protections, detection and mitigation policies, procedures and controls, and working with industry and government against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	63

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

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

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	64

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	65

1350 René-Lévesque Boulevard West

25th Floor

Montreal, Quebec

H3G 1T4

Canada

CGI Group Inc. - Management’s Discussion and Analysis for the year ended September 30, 2017	Page	66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI inc./CGI Group Inc.

Date: December 21, 2017

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