Form 40-F
period 2018-09-30
CGI GROUP INC
filed 2018-12-20
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________________________
FORM 40-F
(Check one)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2018
Commission file number 1-14858
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 250,425,114 Class A subordinate voting shares, 28,945,706 Class B shares.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes X     No____
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit such files).    Yes X     No____

Undertaking
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
Controls and Procedures
The Registrant has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Registrant is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Registrant in its annual, interim filings or other reports filed or submitted by the Registrant under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2018. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as at September 30, 2018.
The Registrant has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. The Registrant’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key personnel of the Registrant, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. The effectiveness of the Registrant’s internal control over financial reporting as at September 30, 2018 was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2018 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s internal control over financial reporting was effective as at September 30, 2018.
The effectiveness of the Registrant's internal control over financial reporting as of September 30, 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report.
There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2018 that has materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
Audit Committee
The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the Securities and Exchange Commission rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.

The Audit and Risk Management Committee is currently composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Richard B. Evans, Michael B. Pedersen and Joakim Westh.
The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

•	Gilles Labbé

Please refer to the Registrant’s Management Proxy Circular dated December 10, 2018 (and furnished to the Commission as Exhibit 99.2 to the Registrant's Form 6-K on December 20, 2018) under the heading Nominees for Election as Directors for a brief summary of Mr. Labbé’s relevant experience.
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
Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:
For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice‑President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre‑determined dollar limits on a quarterly basis;

•	Once pre-approved by the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

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

Fees Billed by the External Auditors

During the years ended September 30, 2018 and September 30, 2017, the Registrant’s external auditors billed the following fees for their services:

Service retained	Fees billed and percentage
	2018		2017
Audit fees	$7,658,066	78.83%	$7,434,888	79.22%
Audit related fees(a)	$1,707,724	17.58%	$1,508,489	16.07%
Tax fees(b)	$348,880	3.59%	$399,755	4.26%
All other fees(c)	$0	0.00%	$42,175	0.45%
Total fees billed	$9,714,669	100%	$9,385,307	100%

(a)
The audit related fees billed by the external auditors for the fiscal years ended September 30, 2018 and 2017 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditors for the fiscal years ended September 30, 2018 and 2017 were in relation to tax compliance and advisory services.

(c)	The other fees billed by the external auditors for the fiscal year ended September 30, 2017 were primarily in relation to services in connection with CGI’s corporate social responsibility program.
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
Corporate Governance Practices

The Registrant’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.
Off-balance Sheet Arrangements
The Registrant does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment and vehicles, none of which are off-balance sheet arrangements within the meaning of paragraph (11) of General Instruction B to Form 40-F.
As disclosed in note 30 to the Registrant’s Audited Annual Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Registrant to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a material adverse effect on its Audited Annual Consolidated Financial Statements.
Tabular Presentation of Contractual Obligations
As of September 30, 2018, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long‑term service agreements, were as follows:

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	1,783,717	336,200	342,294	651,434	453,789
Estimated interest on long-term debt	251,965	64,569	109,782	59,454	18,160
Finance lease obligations	29,909	12,380	15,731	1,798	0
Estimated interest on finance lease obligations	1,067	529	473	65	0
Operating leases
Rental of office space (excluding cost of services and taxes)	626,885	128,471	222,201	158,201	118,012
Computer equipment	10,770	4,208	6,116	446	0
Automobiles	68,485	34,792	30,251	3,442	0
Long-term service agreements and other	283,469	136,509	138,408	8,552	0
Total	3,056,267	717,658	865,256	883,392	589,961
The Registrant’s required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. The Registrant’s contributions to defined benefit plans are estimated at $24.2 million for fiscal 2019 as described in note 16 of the Audited Annual Consolidated Financial Statements.
Interactive Data File
The Registrant is submitting as Exhibit 101 to this Annual Report its Interactive Data File.

Information to be Filed on This Form
The following documents are filed as exhibits to this Annual Report:

99.1	Annual Information Form for the fiscal year ended September 30, 2018

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2018and September 30, 2017

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2018

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ernst & Young LLP

101.0	XBRL Documents

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Groupe CGI inc./ CGI Group Inc.

Date: December 20, 2018

	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Chief Legal
Officer and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended September 30, 2018

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2018and September 30, 2017

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2018

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Ernst & Young LLP

101.0	XBRL Documents