Form 40-F
period 2019-09-30
CGI INC
filed 2019-12-19
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

(Check one)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2019

Commission file number 1-14858

CGI INC.

(Exact name of Registrant as specified in its charter)

CGI Inc.

(Translation of Registrant’s name into English)

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

8742

(Primary Standard Industrial Classification Code Number)

98-0406227

(I.R.S. Employer Identification Number)

1350 René-Lévesque Boulevard West, 25th Floor

Montréal, Quebec

Canada H3G 1T4

(514) 841-3200

(Address and telephone number of Registrant’s principal executive offices)

CGI Technologies and Solutions Inc.

11325 Random Hills

Fairfax, VA 22030

(703) 267-8679

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Class A subordinate voting shares	GIB	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form            ☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 239,857,462 Class A subordinate voting shares, 28,945,706 Class B shares.

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

Yes   X   No____

Indicate by check mark whether the Registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ____

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

____

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Controls and Procedures

The Registrant has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Registrant is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Registrant in its annual, interim filings or other reports filed or submitted by the Registrant under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2019. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as at September 30, 2019.

The Registrant has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. The Registrant’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key personnel of the Registrant, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. The effectiveness of the Registrant’s internal control over financial reporting as at September 30, 2019 was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2019 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s internal control over financial reporting was effective as at September 30, 2019.

The effectiveness of the Registrant’s internal control over financial reporting as of September 30, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report.

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2019 that has materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Audit Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the Securities and Exchange Commission rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.

The Audit and Risk Management Committee is currently composed of Mr. Gilles Labbé, Chair of the Committee, Messrs. Richard B. Evans and Michael B. Pedersen, and Mses. Alison C. Reed and Kathy N. Waller.

The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:

•	Gilles Labbé;
•	Alison C. Reed; and
•	Kathy N. Waller.

Please refer to the Registrant’s Management Proxy Circular dated December 9, 2019 (and furnished to the Commission as Exhibit 99.2 to the Registrant’s Form 6-K on December 19, 2019) under the heading Nominees for Election as Directors for a brief summary of Mr. Labbé and Mses. Reed and Waller’s relevant experience.

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

Fees Billed by the External Auditors

During the fiscal years ended September 30, 2019 and September 30, 2018, the Registrant’s external auditors billed the following fees for their services:

Service retained	Fees billed and percentage
	2019		2018
Audit fees	$7,207,258	72.00%	$7,658,066	78.83%
Audit related fees(a)	$345,639	3.45%	$1,707,724	17.58%
Tax fees(b)	$2,370,713	23.68%	$348,880	3.59%
All other fees(c)	$86,165	0.86%	$0	0.00%
Total fees billed	$10,009,775	100%	$9,714,669	100%

(a)

The audit related fees billed by the external auditors for the fiscal years ended September 30, 2019 and 2018 were primarily in relation to service organization control procedures audits and assistance.

(b)	The tax fees billed by the external auditors for the fiscal years ended September 30, 2019 and 2018 were in relation to tax compliance and advisory services.

(c)	The other fees billed by the external auditors for the fiscal year ended September 30, 2019 were primarily in relation to providing non-customized training to the Registrant.

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

As disclosed in note 29 to the Registrant’s Audited Annual Consolidated Financial Statements, in the normal course of business, the Registrant enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Registrant to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification undertakings prevent the Registrant from making a reasonable estimate of the maximum potential amount the Registrant could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

The Registrant does not expect that any sum it may have to pay in connection with these guarantees will have a material adverse effect on its Audited Annual Consolidated Financial Statements.

Tabular Presentation of Contractual Obligations

As of September 30, 2019, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type	Total	Less than 1	Between 1	Between 2	Beyond 5
		year	and 2 years	and 5 years	years
In thousands of CAD
Long-term debt	2,299,997	99,410	270,393	1,929,603	591
Estimated interest on long-term debt	300,150	81,030	78,980	140,140	—
Finance lease obligations	30,339	14,086	11,303	4,950	—
Estimated interest on finance lease obligations	906	448	282	176	—
Operating leases
Rental of office space (excluding cost of services and taxes)	727,551	148,375	126,842	281’103	171,231
Computer equipment	1,545	949	419	177	—
Vehicles	118,406	38,797	28,270	51,339	—
Long-term service agreements and other	211,845	113,840	79,252	18,753	—
Total	3,690,739	496,935	595,741	2,426,241	171,822

The periods in the above table were aligned to the Registrant’s Audited Annual Consolidated Financial Statements.

The Registrant’s required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. The Registrant’s contributions to defined benefit plans are estimated at $25.2 million for fiscal 2020 as described in note 16 of the Registrant’s Audited Annual Consolidated Financial Statements.

Interactive Data File

The Registrant is submitting as Exhibit 101 to this Annual Report its Interactive Data File.

Information to be Filed on This Form

The following documents are filed as exhibits to this Annual Report:

99.1	Annual Information Form for the fiscal year ended September 30, 2019

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2019 and September 30, 2018

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2019

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Ernst & Young LLP

101.0	XBRL Documents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CGI Inc.

Date: December 19, 2019

	By:	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended September 30, 2019

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2019 and September 30, 2018

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal year ended September 30, 2019

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Ernst & Young LLP

101.0	XBRL Documents