Form 40-F
period 2022-09-30
CGI INC
filed 2022-12-16
CIK 1061574

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________________________
FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2022
Commission file number 001-14858
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 211,302,549 Class A subordinate voting shares, 26,445,706 Class B shares.
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
Controls and Procedures
The Registrant’s assessment and conclusion on the effectiveness of disclosure controls and procedures and internal controls over financial reporting excludes the controls, policies and procedures of Umanis SA (“Umanis”), the control of which was acquired on May 31, 2022. Umanis’ results since the acquisition date represented 0.9% of revenue for the year ended September 30, 2022 and constituted 3.9% of total assets as at September 30, 2022.
The Registrant has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Registrant is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Registrant in its annual, interim filings or other reports filed or submitted by the Registrant under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2022. Based on such evaluations, management, including the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as at September 30, 2022.
The Registrant has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. The Registrant’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key personnel of the Registrant, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. The effectiveness of the Registrant’s internal control over financial reporting as at September 30, 2022 was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2022 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s internal control over financial reporting was effective as at September 30, 2022.
The effectiveness of the Registrant's internal control over financial reporting as of September 30, 2022 has been audited by PricewaterhouseCoopers LLP (PCAOB Firm ID 271), an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report.

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2022 that has materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
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
The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:
•Gilles Labbé;
•Frank Witter;
•Alison C. Reed; and
•Kathy N. Waller.
Please refer to the Registrant’s Management Proxy Circular dated December 5, 2022 (and furnished to the Commission as Exhibit 99.2 to the Registrant's Form 6-K on December 16, 2022) under the heading Nominees for Election as Directors for a brief summary of Messrs. Labbé and Witter and Mses. Reed and Waller’s relevant experience.
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
Fees Billed by the External Auditors
During the fiscal years ended September 30, 2022 and September 30, 2021, the Registrant’s external auditors billed the following fees for their services:

	Fees billed and percentage
Service retained	2022		2021
Audit fees	$7,708,142	76.30%	$6,990,722	67.32%
Audit related fees(a)	$942,671	9.33%	$1,297,931	12.50%
Tax fees(b)	$1,394,072	13.80%	$2,078,521	20.02%
All other fees(c)	$57,158	0.57%	$17,145	0.16%
Total fees billed	$10,102,043	100%	$10,384,319	100%
(a)    The audit related fees billed by the external auditors for the fiscal years ended September 30, 2022 and 2021 were primarily in relation to service organization control procedures audits and assistance.
(b)    The tax fees billed by the external auditors for the fiscal years ended September 30, 2022 and 2021 were in relation to tax compliance and advisory services.
(c)    The other fees billed by the external auditor for the fiscal year ended September 30, 2022 were mainly in relation to corporate social responsibility advisory services. The other fees billed by the external auditor for the fiscal year ended September 30, 2021 were not significant.

Codes of Ethics
In addition to its Code of Ethics and Business Conduct, (which incorporates the CGI Anti-Corruption Policy) that applies to all the Registrant’s employees, officers and directors, the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:
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
Corporate Governance Practices
As a Canadian reporting issuer with a listing on the New York Stock Exchange, the Registrant is considered a foreign private issuer. As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to the Registrant. However, the Registrant’s corporate governance practices generally conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards, other than with respect to certain specific rules, including that the Registrant requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to the Registrant.
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
Tabular Presentation of Contractual Obligations
As of September 30, 2022, the Registrant’s commitments under the terms of contractual obligations with various expiration dates, primarily related to long-term debt and for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements, were as follows:

Commitment type In thousands of CAD	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	3,267,034	93,447	1,178,103	863,125	1,132,359
Estimated interest on long-term debt	313,496	87,287	100,508	62,479	63,222
Lease liabilities	709,201	157,944	254,219	146,694	150,344
Estimated interest on lease liabilities	99,244	24,871	40,798	20,154	13,421
Long-term service agreements and other	250,049	146,662	83,065	20,322	—
Total	4,639,024	510,211	1,656,693	1,112,774	1,359,346

The Registrant’s required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. The Registrant’s contributions to defined benefit plans are estimated at $7.3 million for fiscal 2023 as described in note 17 of the Registrant's Audited Annual Consolidated Financial Statements.

Interactive Data File
The Registrant is submitting as Exhibit 101.0 to this Annual Report its Interactive Data File.

Information to be Filed on This Form
The following documents are filed as exhibits to this Annual Report:

99.1	Annual Information Form for the fiscal year ended September 30, 2022

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2022 and September 30, 2021

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended September 30, 2022 and September 30, 2021

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.0	Interactive Data File (formatted as Inline XBRL)

104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.0)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CGI Inc.

Date: December 16, 2022

	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form for the fiscal year ended September 30, 2022

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2022 and September 30, 2021

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended September 30, 2022 and September 30, 2021

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.0	Interactive Data File (formatted as Inline XBRL)

104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.0)