Form 40-F
period 2023-09-30
CGI INC
filed 2023-12-15
CIK 1061574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________________________
FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2023
Commission file number 000-29716
CGI INC.
(Exact name of Registrant as specified in its charter)
___________________________________________
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 206,714,497 Class A subordinate voting shares and 26,445,706 Class B shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files):
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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

Undertaking
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
Controls and Procedures
The Registrant has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Registrant is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Registrant in its annual, interim filings or other reports filed or submitted by the Registrant under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2023. Based on such evaluations, management, including the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as at September 30, 2023.
The Registrant has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. The Registrant’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key personnel of the Registrant, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. The effectiveness of the Registrant’s internal control over financial reporting as at September 30, 2023 was evaluated under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer as of the end of the Registrant’s most recently completed fiscal year on September 30, 2023 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s internal control over financial reporting was effective as at September 30, 2023.
The effectiveness of the Registrant's internal control over financial reporting as of September 30, 2023 has been audited by PricewaterhouseCoopers LLP (PCAOB Firm ID 271), an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report.
There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2023 that has materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
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
The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:
•Gilles Labbé;
•Frank Witter;
•Alison C. Reed; and
•Kathy N. Waller.

Please refer to the Registrant’s Management Proxy Circular dated December 4, 2023 (and furnished to the Commission as Exhibit 99.2 to the Registrant's Form 6-K on December 15, 2023) under the heading Nominees for Election as Directors for a brief summary of Messrs. Labbé and Witter and Mses. Reed and Waller’s relevant experience.
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

Fees of the External Auditor

During the fiscal years ended September 30, 2023 and September 30, 2022, the Registrant’s external auditors billed the following fees for their services:

	Fees billed and percentage
Service retained	2023		2022
Audit fees	$7,990,697	86.44%	$7,708,142	76.30%
Audit related fees(a)	$515,298	5.58%	$942,671	9.33%
Tax fees(b)	$714,545	7.73%	$1,394,072	13.80%
All other fees(c)	$23,325	0.25%	$57,158	0.57%
Total fees billed	$9,243,865	100%	$10,102,043	100%
(a)    The audit related fees of the external auditor for the fiscal years ended September 30, 2023 and September 30, 2022 were primarily in relation to service organization control procedures audits and assistance.
(b)    The tax fees of the external auditor for the fiscal years ended September 30, 2023 and September 30, 2022 were in relation to tax compliance and advisory services.
(c)    All other fees of the external auditor for the fiscal year ended September 30, 2023 were mainly in relation to a license to access certain web-based platforms. All other fees of the external auditor for the fiscal year ended September 30, 2022 were mainly in relation to corporate social responsibility advisory services and a license to access certain web-based platforms.
Codes of Ethics
In addition to its Code of Ethics and Business Conduct, (which incorporates the Registrant’s Anti-Corruption Policy and applies to all of its consultants and professionals, officers and directors), the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:
•Honest and ethical conduct, including the ethical handling of any actual, potential or apparent conflicts of interest;
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
The Registrant’s Executive Code of Conduct, Code of Ethics and Business Conduct and Anti-Corruption Policy are available on the Registrant’s website at www.cgi.com.
The Board of Directors monitors compliance with the Executive Code of Conduct and the Code of Ethics and Business Conduct and is, under its charter, responsible for any waivers of their provisions granted to directors or Officers. No such waivers have been granted to date.
Corporate Governance Practices
The Registrant is a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, and files disclosure documents in accordance with the multijurisdictional disclosure system (MJDS). As such, many of the corporate governance rules applicable to U.S. domestic companies are not applicable to the Registrant. However, the Registrant’s corporate governance practices generally conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards, other than with respect to certain specific rules, including that the Registrant requires shareholder approval of share compensation arrangements involving the issuances of new shares, but does not require such approval if the compensation arrangement involves only shares purchased in the open market, consistent with the laws applicable to the Registrant.
Interactive Data File

The Registrant is submitting as Exhibit 101.0 to this Annual Report its Interactive Data File.

Information and Exhibits to be Filed on This Form
The following documents have been filed as part of this Annual Report on Form 40-F:

97.0	Incentive Compensation Clawback Policy

99.1	Annual Information Form for the fiscal year ended September 30, 2023

99.2	Audited Annual Consolidated Financial Statements for the fiscal years ended September 30, 2023 and September 30, 2022

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended September 30, 2023 and September 30, 2022

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.0	Interactive Data File (formatted as Inline XBRL)

104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.0)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CGI Inc.

Date: December 15, 2023

	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary