Form 40-F
period 2025-09-30
CGI INC
filed 2025-12-17
CIK 1061574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________________________
FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2025
Commission file number 000-29716
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 195,939,991 Class A subordinate voting shares and 24,122,758 Class B shares (multiple voting).

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
Controls and Procedures
The Registrant has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Registrant is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Registrant in its annual filings, interim filings or other reports filed or submitted by the Registrant under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2025, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Registrant's disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective as at September 30, 2025.
The Registrant has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Registrant’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key personnel of the Registrant, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the Registrant’s internal controls over financial reporting as at September 30, 2025, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the Chief Financial Officer, concluded that the Registrant’s internal controls over financial reporting was effective as at September 30, 2025.
The Registrant’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Apside-Advance SAS (Apside), the control of which was acquired on August 28, 2025. Apside’s results since the acquisition date represented 0.2% of revenue for the year ended September 30, 2025 and constituted 1.8% of total assets as at September 30, 2025.
The effectiveness of the Registrant's internal control over financial reporting as of September 30, 2025 has been audited by PricewaterhouseCoopers LLP (PCAOB Firm ID 271), an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.2 to this Annual Report.
There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2025 that has materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
Audit Committee
The Audit and Risk Management Committee of the Board of Directors is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange, the Toronto Stock Exchange, the Securities and Exchange Commission rules and National Instrument 52-110 adopted by Canadian securities regulators, as amended.
The Audit and Risk Management Committee is currently composed of Ms. Kathy N. Waller, Chair of the Committee, Ms. Alison C. Reed, and Messrs. Gilles Labbé, Stephen S. Poloz and Frank Witter.

The Registrant’s Board of Directors has determined that the following members of the Audit and Risk Management Committee of the Board of Directors are “audit committee financial experts” within the meaning of paragraph (8) of General Instruction B to Form 40-F:
•Kathy N. Waller;
•Gilles Labbé;
•Alison C. Reed; and
•Frank Witter.
Please refer to the Registrant’s Management Proxy Circular dated December 1, 2025 (and furnished to the Commission as Exhibit 99.2 to the Registrant's Form 6-K on December 17, 2025) under the heading Nominees for Election as Directors for a brief summary of Ms. Waller, Mr. Labbé and Ms. Reed's relevant experience, and to the Registrant’s Management Proxy Circular dated December 2, 2024 (and furnished to the Commission as Exhibit 99.2 to the Registrant's Form 6-K on December 18, 2024) under the heading Nominees for Election as Directors for a brief summary of the relevant experience of Mr. Witter, who is not seeking re-election to the Board of Directors at the Registrant’s next annual meeting and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 28, 2026.
Principal Accountant Fees and Services
In order to satisfy itself as to the independence of the external auditor, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditor, (b) the governance procedures to be followed prior to retaining services from the external auditor, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.
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
Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditor’s services:
For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditor to perform the services.
In the interests of efficiency, certain permitted services are pre-approved by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer, the Vice-President, Finance and Corporate Controller, or the Vice-President, Treasury and Taxation as follows:
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
•For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and
•At each quarterly meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Fees of the External Auditor

During the fiscal years ended September 30, 2025 and September 30, 2024, the Registrant’s external auditor billed the following fees for their services:

	Fees billed and percentage
Service retained	2025		2024
Audit fees	$8,063,940	82.47%	$8,314,936	76.60%
Audit related fees(a)	$717,829	7.34%	$687,897	6.34%
Tax fees(b)	$987,329	10.10%	$1,837,811	16.93%
All other fees(c)	$11,235	0.11%	$14,385	0.13%
Total fees billed	$9,780,333	100%	$10,855,029	100%
(a)    The audit related fees billed by the external auditor for the fiscal years ended September 30, 2025 and September 30, 2024, were primarily in relation to service organization control procedures audits and assistance.
(b)    The tax fees billed by the external auditor for the fiscal years ended September 30, 2025 and September 30, 2024, were in relation to tax compliance and advisory services.
(c)    The other fees billed by the external auditor for the fiscal year ended September 30, 2025 and September 30, 2024, were mainly in relation to a license to access certain web-based platforms.
Codes of Ethics
In addition to its Code of Ethics and Business Conduct, (which incorporates the Registrant’s Anti-Corruption Policy and applies to all of its consultants and professionals, officers and directors), the Registrant has adopted an Executive Code of Conduct that applies specifically to the Registrant’s principal executive and financial officers, including the Founder and Co-Chair of the Board of Directors, the Executive Chair of the Board of Directors, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, or other persons performing similar functions (collectively, the “Officers”). The Executive Code of Conduct is designed to deter wrongdoing and to promote:
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
Interactive Data File

The Registrant is submitting as Exhibit 101.0 to this Annual Report its Interactive Data File.

Information and Exhibits to be Filed on This Form
The following documents have been filed as part of this Annual Report on Form 40-F:

97.0	Incentive Compensation Clawback Policy

99.1	Annual Information Form for the fiscal year ended September 30, 2025

99.2	Audited Consolidated Financial Statements as at and for the fiscal years ended September 30, 2025 and September 30, 2024

99.3	Management’s Discussion and Analysis of Financial Position and Results of Operations for the fiscal years ended September 30, 2025 and September 30, 2024

99.4	Certification of the Registrant’s Chief Executive Officer required pursuant to Rule 13a-14(a)

99.5	Certification of the Registrant’s Chief Financial Officer required pursuant to Rule 13a-14(a)

99.6	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

101.0	Interactive Data File (formatted as Inline XBRL)

104.0	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.0)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CGI Inc.

Date: December 17, 2025

	By:	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Executive Vice-President, Legal and Economic Affairs, and Corporate Secretary